Form 20-F
period 2002-12-31
ECI TELECOM LTD/
filed 2003-06-30
CIK 701544

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002
                                            -----------------

                         COMMISSION FILE NUMBER 0-12672
                                                -------

                                ECI TELECOM LTD.
                                ----------------
    (Exact name of Registrant as specified in its charter and translation of
                        Registrant's name into English)

                                     ISRAEL
                 -----------------------------------------------
                 (Jurisdiction of incorporation or organization)

                  30 HASIVIM STREET, PETAH TIKVA 49133, ISRAEL
                  --------------------------------------------
                    (Address of principal executive offices)

Securities  registered or to be registered pursuant to Section 12(b) of the Act:
                                      NONE
                                      ----

 Securities registered or to be registered pursuant to Section 12(g) of the Act:
             ORDINARY SHARES, NIS 0.12 NOMINAL (PAR) VALUE PER SHARE
             -------------------------------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

             ORDINARY SHARES, NIS 0.12 NOMINAL (PAR) VALUE PER SHARE
             -------------------------------------------------------
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

AS OF DECEMBER 31, 2002, THE ISSUER HAD 107,512,612  ORDINARY  SHARES,  NIS 0.12
--------------------------------------------------------------------------------
NOMINAL (PAR) VALUE PER SHARE, OUTSTANDING.
-------------------------------------------

    Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such
filing requirements for the past 90 days.                       |X| Yes |_| No

    Indicate by check mark which financial statement item the Registrant has
elected to follow.                                     |_| Item 17 |X| Item 18

                                TABLE OF CONTENTS

                                                                                                               PAGE

TABLE OF CONTENTS............................................................................................   2

INTRODUCTION ................................................................................................   4

PART I     ..................................................................................................   5

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.............................................   5

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE...........................................................   5

ITEM 3.    KEY INFORMATION...................................................................................   5
           Selected Financial Data...........................................................................   5
           Risk Factors......................................................................................   8

ITEM 4.    INFORMATION ON THE COMPANY.......................................................................   20
           History and Development of the Company...........................................................   20
           Business Overview................................................................................   23
           Organizational Structure.........................................................................   42
           Property, Plants and Equipment...................................................................   43


ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS.....................................................   44
           Operating Results................................................................................   44
           Liquidity and Capital Resources..................................................................   63
           Research and Development.........................................................................   70
           Trend Information................................................................................   72


ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.......................................................   73
           Directors and Senior Management..................................................................   73
           Compensation.....................................................................................   77
           Board Practices..................................................................................   78
           Employees........................................................................................   85
           Share Ownership..................................................................................   86
           Stock Benefit Plans..............................................................................   87


ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS................................................   89
           Major Shareholders...............................................................................   89
           Related Party Transactions.......................................................................   93

ITEM 8.    FINANCIAL INFORMATION............................................................................   96
           Financial Statements.............................................................................   96
           Export Sales.....................................................................................   97
           Legal Proceedings................................................................................   97
           Dividends........................................................................................   99


ITEM 9.    OFFER AND LISTING................................................................................   99
           Trading Market...................................................................................   99
           Stock Price History..............................................................................   99

ITEM 10.   ADDITIONAL INFORMATION..........................................................................   100
           Memorandum and Articles of Association..........................................................   100
           Material Contracts..............................................................................   104
           Exchange Controls...............................................................................   106
           Taxation........................................................................................   107
           Documents On Display............................................................................   118

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK......................................   118


ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES..........................................   122

PART II    ................................................................................................   122

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.................................................   122

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS....................   123

ITEM 15.   CONTROLS AND PROCEDURES.........................................................................   123

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT................................................................   123

ITEM 16B.  CODE OF ETHICS..................................................................................   123

ITEM 16C.  PRINCIPAL ACCOUNTING FEES AND SERVICES..........................................................   123

PART III   ................................................................................................   123

ITEM 17.   FINANCIAL STATEMENTS............................................................................   123

ITEM 18.   FINANCIAL STATEMENTS............................................................................   123

ITEM 19.   EXHIBITS........................................................................................   124

SIGNATURE ................................................................................................    126

CERTIFICATIONS ...........................................................................................    127


INTRODUCTION

DEFINITIONS

In this annual report, unless the context otherwise requires:


     o    references to "ECI", the "Company",  "us", "we" and "our" refer to ECI
          Telecom  Ltd.  (the  "Registrant"),   an  Israeli  company,   and  its
          consolidated subsidiaries (other than ECtel Ltd.).

     o references to "Shares", "our shares", "ordinary shares", "ECI shares" and similar expressions refer to the Registrant's Ordinary Shares, NIS
          0.12 nominal (par) value per share.

     o    references  to  "dollars",  "U.S.  dollar" or "$" are to United States
          Dollars.

     o references to "shekels" or "NIS" are to New Israel Shekels, the Israeli currency.

USE OF TRADE NAMES

In this annual report, unless the context otherwise so indicates or requires, all marks and trade names referred to herein are trademarks and/or service marks of ECI Telecom Ltd., its subsidiaries (including ECtel Ltd.) and/or its minority held affiliates, and may be registered in certain jurisdictions. The use in this annual report of the symbol (R) generally indicates registration of the mark in the United States.


CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report includes certain statements that are intended to be, and are hereby identified as, "forward-looking statements". We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions, including, among other things:

     o the overall economic conditions affecting the telecommunications business sector;

     o    our strategy;

     o market acceptance of our products and technology and continuing product demand;

     o    projected capital expenditures and liquidity;

     o    risks in product and technology development;

     o    the impact of competitive products and pricing;

     o    risks relating to the reorganization and integration of operations;

     o    litigation proceedings;

     o    the impact of our accounting policies; and

     o those risks set forth under the caption "Risk Factors" in Item 3 - "Key Information" of this annual report as well as those discussed elsewhere in this annual report.

Forward-looking statements can be identified by the use of forward-looking terminology such as "may", "can be", "will", "expect", "anticipate", "estimate", "intend", "believe", "project', "plan", "potential", "continue" or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other "forward-looking" information. When considering such forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this annual report. These statements may be found in Item 4 - "Information on the Company" and Item 5 - "Operating and Financial Review and Prospects" and in this annual report generally. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in Item 3 - "Key Information" under the caption "Risk Factors" and elsewhere in this annual report.

We undertake no obligation publicly to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this annual report might not occur.

                                     PART I


ITEM 1.       IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.


ITEM 2.       OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.


ITEM 3.       KEY INFORMATION

SELECTED FINANCIAL DATA

The selected consolidated income statement data for the years ended December 31, 2000, 2001 and 2002 and the selected consolidated balance sheet data as of December 31, 2001 and 2002 have been derived from our audited consolidated financial statements, which were prepared in dollars and in accordance with United States generally accepted accounting principles ("U.S. GAAP") and which are incorporated by reference into this annual report on Form 20-F. Our consolidated financial statements have been audited by Somekh Chaikin, a member of KPMG International, independent public accountants in Israel. The selected consolidated income statement data for the year ended December 31, 1998 and the selected consolidated balance sheet data as of December 31, 1998, 1999 and 2000 have been derived from our audited consolidated financial statements not included in this annual report. The selected consolidated income statement data for the year ended December 31, 1999 has been derived from our audited consolidated financial statements not included in this annual report, but reclassified in light of the designation of certain of our operations as discontinued operations. The selected consolidated financial data set forth below should be read in conjunction with Item 5 of this annual report - "Operating and Financial Review and Prospects" - and our consolidated financial statements and the notes to those financial statements that are incorporated by reference into this annual report.

SELECTED FINANCIAL DATA
FIVE-YEAR FINANCIAL SUMMARY
INCOME STATEMENT DATA:


                                                                         YEAR ENDED DECEMBER 31,
                                                  -----------------------------------------------------------------
                                                     2002        2001          2000           1999           1998
                                                  --------     --------     -----------    -----------    ---------
                                                                      (in thousands of dollars)
Revenues ......................................   $ 646,211    $ 891,395    $ 1,058,813    $ 1,018,965    $ 744,370
Cost of revenues (including
   inventory write-off) .......................     384,959      720,745        658,386        478,106      316,591
Royalties to the government(1).................      10,272       14,523         20,601         17,616       14,861
Gross profit ..................................     250,980      156,127        379,826        523,243      412,918
Research and development costs - net ..........      93,097      123,467        132,210        112,342       78,647
Selling, general and administrative expenses(1,2)   209,057      235,775        272,798        214,559      132,970
Restructuring, spin-off and impairment expenses       1,525      115,907         47,381         14,947         --
Purchase of in-process research and development        --            916         20,500         54,841       14,371
                                                  -----------------------------------------------------------------
Operating income (loss) .......................     (52,699)    (319,938)       (93,063)       126,554      186,930
Financial income (expenses), net ..............       6,189        5,366         14,856         17,712        8,535
Other income (expenses) - net .................     (13,297)     (32,201)        34,840         50,940          (53)
                                                  -----------------------------------------------------------------
Income (loss) from continuing operations before
   taxes on income ............................     (59,807)    (346,773)       (43,367)       195,206      195,412
Taxes on income ...............................      (8,812)         315             63         (6,684)     (12,855)
                                                  -----------------------------------------------------------------
Income (loss) from continuing operations after
   taxes on income ............................     (68,619)    (346,458)       (43,304)       188,522      182,557
Company's equity in results of
   investee companies - net ...................      (3,055)        (983)        (1,540)        (2,022)      (2,952)
Minority interest in results of subsidiaries -
   net ........................................      (6,045)      (2,621)        (1,665)        (1,703)      (5,793)
                                                  -----------------------------------------------------------------
Income (loss) from continuing operations ......     (77,719)    (350,062)       (46,509)       184,797      173,812
DISCONTINUED OPERATIONS:
Loss from discontinued operation(3), net of tax     (77,416)     (64,017)       (22,792)       (44,869)     (17,650)
Loss from disposal of discontinued operation,
   net of tax .................................        --           --             --          (37,409)        --
Cumulative effect of accounting change, net of
   taxes ......................................        (550)(4)    1,703(5)     (22,109)(6)        --          --
                                                  -----------------------------------------------------------------
Net income (loss) .............................   $(155,685)   $(412,376)   $   (91,410)   $   102,519    $ 156,162
                                                  =================================================================

--------------------------
1 Royalties paid to the government have been reclassified for the years 1998 through 2000 from selling expenses to cost of revenues.
2 Includes (i) amortization of goodwill and other intangibles; (ii) in 2002, provision for a specific doubtful debt of $34,000 thousand; and (iii) in 2001, liability for a sum of $8,394 thousand for royalties payable to the government.
3 Includes impairment of related goodwill, long-lived assets and cumulative effect of an accounting change.
4 Effective January 1, 2002, we apply the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, "GOODWILL AND OTHER INTANGIBLE ASSETS". See the next page of this annual report (following Balance Sheet Data) for details of income (loss) from continuing operations, net income (loss) and income (loss) per share had amortization of goodwill and intangible assets been accounted for in accordance with SFAS No. 142. See also Note 1U.1. to the consolidated financial statements incorporated by reference into this annual report.
5 Commencing January 1, 2001, we applied the provisions of SFAS No. 133, "ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES". See Note 1U.3. to the consolidated financial statements incorporated by reference into this annual report.
6 Effective January 1, 2000, we implemented the Securities and Exchange Commission Staff Accounting Bulletin No. 101 (SAB 101), "REVENUE RECOGNITION IN FINANCIAL STATEMENTS". See Note 1U.2. to the consolidated financial statements incorporated by reference into this annual report.

                                                                                 YEAR ENDED DECEMBER 31,
                                                         -------------------------------------------------------------------
                                                             2002           2001          2000           1999        1998
                                                         -----------    -----------    -----------   -----------  ----------

BASIC EARNINGS (LOSS) PER SHARE
Continuing operations ................................   $    (0.74)    $    (3.77)    $     (0.50)  $      2.02  $     2.26
Discontinued operations ..............................   $    (0.73)    $    (0.69)    $     (0.27)  $     (0.90) $    (0.23)
Cumulative effect of accounting change, net ..........   $    (0.01)    $     0.02     $     (0.23)           --          --
                                                         -----------    -----------    -----------   -----------  ----------
Net income (loss) ....................................   $    (1.48)    $    (4.44)    $     (1.00)  $      1.12  $     2.03
                                                         ===========    ==========     ===========   ===========  ==========
DILUTED EARNINGS (LOSS) PER SHARE
Continuing operations ................................   $    (0.74)    $    (3.77)    $     (0.50)  $      1.97  $     2.19
Discontinued operations ..............................   $    (0.73)    $    (0.69)    $     (0.27)  $     (0.86) $    (0.22)
Cumulative effect of accounting change, net ..........   $    (0.01)    $     0.02     $     (0.23)           --         --
                                                         -----------    -----------    -----------   -----------  ----------
Net income (loss) per share-diluted ..................   $    (1.48)    $    (4.44)    $     (1.00)  $      1.11  $     1.97
                                                         ===========    ==========     ===========   ===========  ==========
CASH DIVIDEND DECLARED  PER SHARE ....................           --             --     $      0.15   $      0.20  $     0.20
                                                         ===========    ==========     ===========   ===========  ==========

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING, IN
   THOUSANDS                   --        basic              105,512         92,896          91,824        91,148      76,787
                               --      diluted              105,512         92,896          91,824        95,507      81,563

BALANCE SHEET DATA:                                                               (IN THOUSANDS OF DOLLARS)
                                                         -------------------------------------------------------------------
Cash and cash equivalents ............................   $  356,649     $  226,192     $   286,443   $   232,144  $  141,848
Working capital ......................................      366,225        530,758         575,391       910,406     622,503
Total assets .........................................    1,155,099      1,416,927       1,848,160     1,654,012   1,150,933
Short term credits ...................................      230,012        120,030         231,801           137     121,140
Long-term debt, less current maturities ..............         --          200,000              --        85,000     100,000
Shareholders' equity .................................      646,400        754,856       1,157,430     1,224,320     763,092
                                                         ===========    ==========     ===========   ===========  ==========

-----------------------------


Effective January 1, 2002, we apply the provisions of SFAS 142 "GOODWILL AND OTHER INTANGIBLE ASSETS". Had amortization of goodwill and intangible assets been accounted for in accordance with the method of SFAS 142, our net income
(loss) from continuing operations, net income (loss) and income (loss) per share would have been as followed:

                                                                              YEAR ENDED DECEMBER 31,
                                                    --------------------------------------------------------------------------
                                                       2002         2001       2000              1999                1998
                                                    ---------    ---------    -------     -----------------   ----------------
                                                                 (in thousands of dollars except per share data)
Reported income (loss) from continuing operations     (77,719)    (350,062)    (46,509)         184,797             173812
Add back: Goodwill amortization .................          --          5,181     6,991           16,294              1,492
                                                    ---------    ---------    --------          -------            -------
Adjusted income (loss) from continuing operations     (77,719)    (344,881)    (39,518)         201,091            175,304
                                                    =========    =========    ========          =======            =======


Reported net income (loss) ......................    (155,685)    (412,376)    (91,410)         102,519            156,162
Add back: Goodwill amortization .................          --        9,264      12,649           16,294              1,492
                                                    ---------    ---------    --------          -------            -------
Adjusted net income (loss) ......................    (155,685)    (403,112)    (78,761)         118,813            157,654
                                                    =========    =========    ========          =======            =======
INCOME (LOSS PER SHARE FROM:                                   BASIC AND DILUTED            BASIC    DILUTED    BASIC   DILUTED
Reported income (loss) from continuing operations   $   (0.74)   $   (3.77)   $  (0.50)   $    2.02   $1.97  $    2.26   $2.19
Add back: Goodwill amortization .................        --      $    0.08    $  (0.11)   $    0.18   $0.17  $    0.02   $0.02
Adjusted income (loss) from continuing operations   $   (0.74)   $   (3.69)   $  (0.39)   $    2.20   $2.14  $    2.28   $2.31
                                                    =========    =========    ========    =========   =====  =========   =====
Reported net income (loss) ......................   $   (1.48)   $   (4.44)   $  (1.00)   $    1.12   $1.11  $    2.03   $1.97
Add back: Goodwill amortization .................        --      $    0.08    $  (0.11)   $    0.18   $0.17  $    0.02   $0.02
                                                    ---------    ---------    --------    ---------   -----  ---------   -----
Adjusted net income (loss) ......................   $   (1.48)   $   (4.36)   $  (0.89)   $    1.30   $1.28  $    2.05   $1.99
                                                    =========    =========    ========    =========   =====  =========   =====

RISK FACTORS

We believe that the occurrence of any one or some combination of the following factors, or others that appear with the forward-looking statements, or in our other Securities and Exchange Commission filings, could seriously harm our business, financial condition and results of operations and could cause our actual results to differ materially from those expressed in any forward-looking statements made by us in this annual report. If we do not successfully address the risks to which we are subject, we could experience a material adverse effect on our business, results of operations and financial condition and our share price may decline. We cannot assure you that we will successfully address any of these risks.

RISKS RELATING TO OUR BUSINESS AND OUR INDUSTRY

o THE GENERAL DETERIORATION OF THE GLOBAL ECONOMY, THE SLOWDOWN IN EXPENDITURES BY TELECOMMUNICATIONS SERVICE PROVIDERS AND OTHER TRENDS IN OUR INDUSTRY HAVE HAD, AND COULD CONTINUE TO HAVE, A MATERIAL ADVERSE EFFECT ON OUR RESULTS OF OPERATIONS.

The general deterioration of the economy worldwide and economic uncertainty in the telecommunications market, resulted in a curtailment of capital investment by telecommunications carriers and service providers beginning late in 2000. Several major telecommunications service providers, such as MCI Worldcom and Global Crossing, have failed or suspended operations, as have many new and small service providers. Existing service providers have been reducing or delaying expenditures on new equipment and applications, and many are in a weakened financial position, which has led to further deterioration in the telecommunications market. The attacks on the United States on September 11, 2001 and the threat of acts of terrorism worldwide caused a further decline in the global economy. In addition the uncertainties preceding and following the war with Iraq, as well as the recent outbreak of Severe Acute Respiratory Syndrome (SARS), have contributed to the tense market environment and the low visibility businesses are experiencing when trying to plan their budget and projections. As a result, many companies, including current and potential customers of ours, have postponed or decreased further capital investment or have indicated that they plan to do so. We believe that this slowdown in telecommunications-related expenditures will continue through 2003. A continued decline in capital expenditures would reduce our sales further, could increase the need for inventory write-offs and could result in additional downward pressure on the price of our products, all of which could continue to have a material adverse effect on our operating results.

The trends in the telecommunications industry toward privatization and deregulation during the past decade contributed to the overall growth in spending for telecommunications equipment during that period. Our business, financial condition and results of operations have been adversely affected by a slow down of these trends, and could be further harmed if such trends were reversed or there was a further material slowdown. Moreover, the telecommunications service provider industry continues to undergo a period of consolidation due to the difficult market conditions. Consolidations of our prospective customers may delay or cause cancellations of significant sales of our products, which could seriously harm our operating results. (FOR ADDITIONAL DETAILS SEE ITEM 4 - "INFORMATION ON THE COMPANY" - "BUSINESS OVERVIEW" UNDER THE CAPTION "INDUSTRY BACKGROUND" AND ITEM 5 - "OPERATING AND FINANCIAL REVIEW AND PROSPECTS" - "TREND INFORMATION".)

o WE HAVE INCURRED SUBSTANTIAL NET LOSSES IN THE PAST THREE YEARS, AND WE MAY INCUR LOSSES AGAIN IN THE FUTURE.

We incurred net losses in the fiscal years ended 2000, 2001 and 2002, of approximately $91 million, $412 million and $156 million, respectively (of which approximately $23 million, $64 million and

$77 million, respectively, were in respect of discontinued operations). We may continue to incur losses in the future, which could materially adversely affect our business and financial condition, as well as the market price of our shares. Even if we reach profitability, we cannot assure you that future net income will offset our cumulative losses.

o THE MARKET FOR TELECOMMUNICATIONS NETWORKING EQUIPMENT IS SUBJECT TO RAPID TECHNOLOGICAL CHANGE. IF WE FAIL TO PREDICT ACCURATELY AND RESPOND TO MARKET DEVELOPMENTS OR DEMANDS, WE WILL BE UNABLE TO COMPETE SUCCESSFULLY.

The market for telecommunications networking equipment is characterized by rapid technological changes, frequent new product introductions and enhancements, changes in customer requirements and evolving industry standards. Our future performance will depend on our successful development and introduction, and the market acceptance, of new and enhanced products that address customer requirements in a cost-effective manner. In addition, the amount we can afford to spend on development is more limited than most of our principal competitors, many of whom are larger than ourselves with greater resources. We may be unsuccessful in completing the development or introduction of these new products or product enhancements on a timely basis or at all, or we may develop products that have errors or defects. The failure of these enhancements or new products to operate as expected could delay or prevent future sales. Developments in telecommunications networking equipment could also result in a significant reduction in the demand for our products. Alternative technologies and customer requirements could displace the technologies, protocols and service requirements on which our product lines are based. Our technological approach may not achieve broad market acceptance, and other technologies or devices may supplant our approach.

o THE MARKET FOR OUR PRODUCTS IS VERY COMPETITIVE. WE MAY LOSE MARKET SHARE AND OUR RESULTS MAY SUFFER IF WE CANNOT COMPETE EFFECTIVELY.

The telecommunications market is very competitive and competition may increase in the future. Competition may come from large existing vendors, which have greater management, financial, technical, manufacturing, marketing, sales, distribution and other resources than those currently available to us, or from small or single product vendors or new market entrants, particularly those from China.

Our current competitors include Alcatel, Lucent, Ciena, Marconi, Siemens, Nokia, Nortel and Huawei, most of which are larger than us and may have greater name recognition, larger customer bases and/or greater financial and other resources. Increased competition could have a material adverse effect on our business, financial condition and operating results through pricing pressure, loss of market share and other factors. (FOR ADDITIONAL DETAILS SEE ITEM 4 - "INFORMATION ON THE COMPANY" - "BUSINESS OVERVIEW" UNDER THE CAPTION "OUR COMPANY".)

o SIGNIFICANT CONTINUED PRICE EROSION IN THE MARKET FOR CERTAIN OF OUR PRODUCTS MAY LOWER THE GROSS MARGIN, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

There has in recent years been significant price erosion in the market for certain of our products, in particular in the broadband access market. If this erosion continues, it could materially lower the gross margins of our broadband access division, which will have a material adverse effect on the results of our operations.

o   CERTAIN OF OUR BUSINESS UNITS DEPEND ON SEVERAL LARGE CUSTOMERS AND THE
LOSS OF ONE OR MORE OF THESE CUSTOMERS, OR A SIGNIFICANT DECREASE IN REVENUE FROM ANY OF THESE CUSTOMERS, COULD HAVE A DISPROPORTIONATE IMPACT ON THE REVENUE AND INCOME OF SUCH BUSINESS UNITS.

Historically, a substantial portion of the revenue of some of our business units, in particular the Inovia Broadband Access Division, has come from large purchases by a small number of customers. The division's two major customers in 2002 were Deutsche Telekom AG and France Telecom, who together accounted for approximately 93% of its revenues. We expect this division to continue to depend on sales to a small number of customers. However, it does not generally have long-term commitments from any of its top customers to purchase any specific quantities of products and, accordingly, we expect that the rankings of its largest customers will vary from period to period. If this unit loses one or more large customers and fails to add new customers our results of operations could be seriously harmed.

o WE HAVE EXPERIENCED AND MAY CONTINUE TO EXPERIENCE FLUCTUATIONS IN OUR QUARTERLY AND ANNUAL RESULTS OF OPERATIONS, WHICH HAS RESULTED AND MAY CONTINUE TO RESULT IN CONTINUED VOLATILITY IN OUR SHARE PRICE.

We have experienced and may continue to experience significant fluctuations in our quarterly and annual results of operations. Factors that have contributed to and may in the future contribute to such fluctuations in our results of operations include:

     o    general economic conditions;

     o    currency exchange rates;

     o    the capital spending patterns of our customers;

     o the size and timing of orders, including order deferrals, and subsequent shipments;

     o    market acceptance of new products;

     o the timing of our product introductions or enhancements or that of our competitors or providers of complementary products;

     o    the high level of competition that we encounter;

     o the timing of approval of Israeli government research and development grants;

     o    software and hardware development problems;

     o    one-time charges;

     o    mergers or acquisitions;

     o    problems with our unionized employees;

     o    disruptions in, or changes in the quality of, our sources of supply;
          and

     o credit risks associated with certain customers or certain geographical areas.

Accordingly, the results of past periods should not be relied upon as an indication of our future performance. Our operating results have from time to time been, and may in some future periods be, below expectations of public market analysts or investors. This has resulted, and may in the future result, in a fall in the price of our shares. (FOR DETAILS OF THE HIGH AND LOW MARKET PRICE OF OUR SHARES OVER RECENT YEARS SEE ITEM 9 - "OFFER AND LISTING" UNDER THE CAPTION "STOCK PRICE HISTORY".)

o WE DEPEND TO A LARGE EXTENT ON CASH FLOW PROVIDED BY OUR OPERATIONS TO FINANCE OUR BUSINESS AND IF WE ARE UNABLE TO GENERATE SUFFICIENT REVENUES WE MAY BE REQUIRED TO RAISE ADDITIONAL FUNDS ON UNFAVORABLE TERMS.

In 2000 and 2001, we were not able to finance our operations primarily through the cash flow provided by operations. Accordingly, in early 2001, we entered into a $300 million secured facility agreement with two Israeli banks. During 2002, we raised approximately $50 million from the issuance and sale of our shares and approximately $20 million from the sale of part of our holdings in ECtel Ltd. In 2002, we were again able to finance our operations primarily through cash provided by our operations. As of December 31, 2002, we had cash and cash equivalents of approximately $357 million plus short-term investments of approximately $7 million, and borrowings of approximately $230 million in short-term debt. (SEE ITEM 5 - "OPERATING AND FINANCIAL REVIEW AND PROSPECTS" UNDER THE CAPTION "LIQUIDITY AND CAPITAL RESOURCES" AND ITEM 10 - "ADDITIONAL INFORMATION" UNDER THE CAPTION "MATERIAL CONTRACTS"- "FACILITY AGREEMENT".)

Based on our current cash flow projections, we believe that we will not need to raise additional debt or equity capital within the next 12 months. This assessment is based on our current business plan. In the event that additional significant shortfall of revenues not presently forecast could not be matched by cost cutting measures, we may need to raise additional debt or equity capital to meet our working capital needs within the next 12 months. We do not know whether additional financing would be available on terms favorable to us or at all. If adequate funds are not available on terms favorable to us, our operations will be materially adversely affected

o WE DO BUSINESS WITH COMPANIES AND GOVERNMENT-OWNED ENTITIES, LOCATED IN COUNTRIES AROUND THE WORLD, WHICH SUBJECTS US TO ADDITIONAL RISKS. IF THESE RISKS MATERIALIZE, OUR BUSINESS WILL BE MATERIALLY ADVERSELY AFFECTED.

Because of the global nature of our business, we are exposed to the risk of economic or political instability in countries where our customers are located, particularly in Latin America, which accounts for approximately 9% of our revenues. Economic instability in one Latin American country has in the past spread to other countries in the region. Where possible and applicable, we generally endeavor to reduce the impact of the credit risk by acquiring insurance for credit risk and/or for commercial and political risk, however there can be no assurance that we will be successful. Risks from our international operations include:

     o    longer sales and payment cycles;

     o    greater difficulties in collecting accounts receivable;

     o    difficulties of obtaining licenses;

     o regulation of incumbent and new carriers in each country and conditions imposed on licenses of carriers in each country, with which our products may not comply

     o the standardization of, and certification requirements for, national telecommunications equipment and changes in regulatory requirements, with which our products may not comply;

     o difficulties in staffing and managing overseas subsidiaries and foreign operations;

     o    potentially adverse tax consequences;

     o    currency fluctuations;

     o    laws and business practices favoring local competition;

     o the impact of military or civil conflicts, epidemics and other occurrences likely to adversely affect the local economies;

     o    compliance with a wide variety of complex foreign laws and treaties;
          and

     o    variance and unexpected changes in local laws and regulations.

If we fail to overcome the challenges we encounter in our international operations, our business will be materially adversely affected.

o WE HAVE GRANTED A SUBSTANTIAL LINE OF CREDIT TO ONE OF OUR CUSTOMERS AND MADE A SIGNIFICANT LOAN TO ITS PARENT COMPANY IN RETURN FOR CONVERTIBLE NOTES. IF THAT CUSTOMER IS UNABLE TO PAY US OR IF THE BALANCE OWING ON THE NOTES IS NOT REPAID (OR WE CANNOT CONVERT THE NOTES AND SELL THE UNDERLYING SECURITIES FOR A SUFFICIENT AMOUNT), OUR RESULTS OF OPERATIONS WILL BE MATERIALLY ADVERSELY AFFECTED.

Our wholly-owned subsidiary, InnoWave ECI Wireless Systems Ltd. ("InnoWave"), sold fixed wireless access systems and services to Global Village Telecom ("GVT"), a Brazilian company, starting in October 2000. In connection with that sale, we granted GVT a line of credit of up to $168 million, in conjunction with lines of credit granted by a group of other equipment vendors. Although we have now sold the operations of InnoWave, the GVT debt remains due to ECI. As at December 31, 2002, an amount of $123 million was outstanding to us by GVT, before taking into account a $34 million provision for doubtful debt made in 2002. This debt represented approximately 26% of our long-term and short-term trade receivables, after taking into account the provision for doubtful debt. In addition to the sale agreement with GVT, in October 2000, we made a loan of $27 million to GVT's parent company, GVT Holding NV, in return for convertible subordinated notes that carry interest at 5% per annum. The notes are repayable in November 2003 and carry the right to convert into marketable securities in the event of an initial public offering by a company in the GVT group. During 2002, we included a provision for doubtful debts in the amount of $18 million in respect of these notes. We are currently in discussion with GVT Holding NV with a view to restructuring this loan.

As GVT's revenues are denominated in Brazilian currency and its vendor debt is in dollars, it is having difficulties maintaining the debt repayment schedule, primarily due to a significant devaluation of the Brazilian currency relative to the dollar arising from macro-economic and political changes in Brazil. ECI, together with the group of other equipment vendors, is in negotiations with GVT with a view to rescheduling GVT's debt repayment that, if agreed, would materially extend the original schedule.

Our results of operations and financial condition may be seriously harmed should GVT default in paying us all or a significant amount of the monies due under this line of credit and should the security received by us in connection with the transaction prove insufficient to cover our exposure; or should we be unable to obtain repayment of the remainder of the monies due under the notes or, if the notes convert, in the event of a public offering, should we be unable to sell the underlying securities for a sufficient amount. Affiliates of one of our major shareholders hold 28% of GVT's parent company. (FOR ADDITIONAL DETAILS SEE
ITEM 7 - "MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS" UNDER THE CAPTION "RELATED PARTY TRANSACTIONS".)

o FLUCTUATIONS IN THE RESULTS OF OUR CONSOLIDATED SUBSIDIARY ECTEL MAY CAUSE GREATER FLUCTUATIONS IN OUR FUTURE RESULTS THAN THEY HAVE IN OUR HISTORICAL RESULTS.

We consolidate the results of our publicly traded subsidiary ECtel Ltd. Because we have disposed of several operations, ECtel's results of operations constitute a greater percentage of our consolidated results than they have in the past. Accordingly, fluctuations in ECtel's results will have a greater impact on our consolidated results. ECtel has recently experienced significant fluctuations in its quarterly results of operations, and may continue to do so. In the first quarter of 2003, ECtel's net loss was $3.8 million, compared to net income of $4.1 million in the first quarter of 2002 and $4.4 million in the fourth quarter of 2002.

In addition, ECtel has indicated that it expects to continue to have low visibility with respect to the timing and ultimate completion of sales. As a result, it may be difficult for ECtel to predict accurately its quarterly and annual results of operations. In turn, it will be more difficult for us to predict our quarterly and annual results insofar as they are dependent on ECtel's predictions. If our results are below our predictions or those of investors or securities analysts, our share price may decrease.

o OUR PROPRIETARY TECHNOLOGY IS DIFFICULT TO PROTECT AND THE UNAUTHORIZED USE OF OUR PROPRIETARY TECHNOLOGY BY A THIRD PARTY MAY IMPAIR OUR ABILITY TO COMPETE EFFECTIVELY.

We rely on a combination of patent, copyright, trademark and trade secret laws, non-disclosure and other contractual agreements and technical measures to protect our intellectual property rights. There can be no assurance that any patents that we hold will not be challenged by third parties or that any of these other measures will protect our intellectual property. Additionally, our products may be sold in foreign countries that provide less protection of intellectual property than that afforded by U.S. and Israeli laws. Moreover, competitors or potential competitors may attempt to copy or reverse engineer aspects of our product lines or to obtain and use information that we regard as proprietary. If we are unable to maintain the security of our proprietary technology for these or any other reasons, our business may suffer.

o WE MAY BE SUBJECT TO CLAIMS THAT OUR INTELLECTUAL PROPERTY INFRINGES UPON THE PROPRIETARY RIGHTS OF OTHERS, WHICH MAY IN TURN HARM OUR ABILITY TO SELL AND DEVELOP OUR PRODUCTS.

If other parties claim that our products infringe upon their intellectual property, we would be forced to defend ourselves or our customers, manufacturers or suppliers against those claims. Third party claims may also require us to enter into license arrangements. If we cannot obtain any necessary licenses on commercially reasonable terms, we may be forced to stop selling certain of our products. Many participants in the telecommunications industry have an increasing number of patents and patent applications and have frequently demonstrated a readiness to pursue litigation based on allegations of patent or other intellectual property infringement. We could incur substantial costs to prosecute or defend those claims. A successful claim of infringement against us and our failure or inability to develop non-infringing technology or license the infringed technology, on acceptable terms and on a timely basis, could harm our business, results of operations and financial condition.

o A COMPANY IN WHICH WE NOW HAVE A SUBSTANTIAL MINORITY INTEREST, AS A RESULT OF ITS ACQUISITION OF ONE OF OUR OPERATIONS, MAY BE UNABLE TO INTEGRATE SUCCESSFULLY SUCH OPERATIONS WITH ITS EXISTING OPERATIONS, AND WE MAY THUS NOT BE ABLE TO ACHIEVE THE ANTICIPATED BENEFITS OF THE COMBINATION OF THE TWO OPERATIONS.

On December 31, 2002, we completed the combination of the principal activities of our NGTS operations with those of NexVerse Networks, Inc., and invested $10 million in the combined entity, renamed Veraz Networks, Inc., in which we are now the largest shareholder with a significant minority interest. (FOR ADDITIONAL DETAILS SEE ITEM 4 - "INFORMATION ON THE COMPANY" - "BUSINESS OVERVIEW" UNDER THE CAPTION "NGTS AND VERAZ NETWORKS" AND ITEM 10 -- "ADDITIONAL INFORMATION" - "MATERIAL CONTRACTS" UNDER THE CAPTION "VERAZ NETWORKS AGREEMENTS".) This transaction involved the integration of two operations that previously operated independently. The difficulties of combining these operations include:

     o    the necessity of coordinating geographically separate organizations;

     o merging research and development activities, including strategic planning:

     o establishing integrated sales, marketing and customer support channels worldwide;

     o    integrating personnel with diverse business backgrounds; and

     o merging the different product lines into a solid and complementary product offering.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of Veraz's businesses, loss of key customers and the loss of key personnel. The diversion of Veraz's management's attention and any delays or difficulties encountered in connection with the transaction and the integration of the two operations, may prove time consuming and costly, and could have a material adverse effect on the business, results of operations or financial condition of the combined company. Furthermore, if the combination of the two operations is not successful, or Veraz is unable to effectively complete integration in a timely and efficient manner, we will not realize the benefits we expect from the combination of operations and the value of our Veraz investment will be materially adversely affected.

o WE AND CERTAIN OF OUR SUBSIDIARIES HAVE NOT RECEIVED FINAL TAX ASSESSMENTS FOR SEVERAL YEARS AND MAY BE SUBJECT TO ADDITIONAL AND UNEXPECTED TAX DEMANDS, WHICH MAY ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

We have not received a final assessment for tax in Israel since the fiscal year 1992. In addition, we conduct business globally and a substantial part of our operations are outside Israel. Accordingly, many of our tax returns in the countries in which we operate are not final and may be subject to tax audits and assessments by the applicable tax authorities. We believe that we have complied with the applicable laws and regulations. However, there can be no assurance that we will not be subject to future tax audits or assessments for tax (including value added tax), customs duties and other levies by applicable authorities. In such event, we may be required to pay additional amounts, as a result of which our future results may be adversely affected.

o CURRENCY FLUCTUATIONS COULD CAUSE CUSTOMERS TO DECREASE OR CANCEL ORDERS OR DEFAULT ON PAYMENT.

Currently our international sales are denominated primarily in United States dollars. Accordingly, devaluation in the local currencies of our customers relative to the dollar could cause customers to decrease or cancel orders or default on payment, which could harm our results of operations. A proportion of international sales are denominated in currencies other than dollars, such as the Euro, thereby exposing us to gains and losses on non-U.S. currency transactions. We limit this currency exposure by entering into hedging transactions. However, hedging transactions may not prevent exchange-related losses, and our business may be harmed by exchange rate fluctuations.

o AS PART OF OUR BUSINESS STRATEGY, WE MAY MAKE ACQUISITIONS OR PURSUE MERGERS THAT COULD DISRUPT OUR BUSINESS AND HARM OUR FINANCIAL CONDITION.

As part of our business strategy, we may invest in or acquire other businesses, technologies or assets, combine one or more of our businesses with those of third parties or enter into other strategic relationships with third parties. We may issue additional shares, incur debt, assume liabilities, write off impaired goodwill, write off or incur amortization expenses related to other intangible assets or incur large and immediate write-offs in connection with future acquisitions. In addition, operation of any acquired or merged businesses, technologies or assets would involve numerous risks, including:

     o problems combining any purchased operations with our own operations or two operations into a new merged entity;

     o    unanticipated costs;

     o    diversion of management's attention from our core business;

     o    adverse effects on existing business relationships with customers;

     o    diversion of the needed funds from other intended use;

     o risks associated with entering markets in which we have no or limited prior experience;

     o    impairment of goodwill and other intangible assets; and

     o the loss of key employees, particularly those of the purchased organization.

We cannot be certain that any future acquisition or merger will be successful. If the operation of the business of any future acquisitions or merger disrupts our operations, our business may suffer. In addition, even if we successfully integrate the acquired business with our own, we may not receive the intended benefits of the acquisition.

o   WE ARE DEPENDENT UPON A LIMITED NUMBER OF SUPPLIERS OR SUBCONTRACTORS,
AND IN SOME CASES THERE IS ONLY SINGLE SOURCE, FOR THE SUPPLY OR ASSEMBLY OF CERTAIN KEY COMPONENTS. OUR REVENUES AND INCOME MAY BE SIGNIFICANTLY HARMED IF ANY OF THESE SUPPLIERS OR SUBCONTRACTORS ARE UNABLE TO OR REFUSE TO CONTINUE TO SUPPLY OR ASSEMBLE SUCH COMPONENTS OR IF THEY FAIL TO MEET OUR PRODUCTION REQUIREMENTS ON A TIMELY BASIS.

Several key components required to build certain of our products are manufactured or assembled by a limited number of suppliers or subcontractors, and in certain cases, there is only a single source. There can be no assurance of the continued and continuous availability of key components or of our ability to accurately forecast our component requirements sufficiently in advance. Any interruption in the availability of these components would cause delays in the manufacturing and shipping of our products. The delays and the costs associated with developing alternative sources of supply or assembly could have a material adverse effect on our business, financial condition and operating results.

o   OUR NON-COMPETITION AGREEMENTS WITH EMPLOYEES MAY NOT BE ENFORCEABLE.
IF ANY OF OUR EMPLOYEES LEAVES US AND JOINS A COMPETITOR, OUR COMPETITOR COULD BENEFIT FROM THE EXPERTISE OUR FORMER EMPLOYEES GAINED WHILE WORKING FOR US.

Our non-competition agreements with employees in Israel prohibit these employees, under certain circumstances, from directly competing with us or working for our competitors after termination of their employment with us. However, under current law, we may not be able to enforce these agreements. If we are unable to enforce any of these agreements, our competitors may employ our former employees and benefit from the expertise our former employees gained while working for us. We do not have non-competition agreements with many of our employees outside of Israel.

o ONE OF OUR SHAREHOLDERS HAS SUBSTANTIAL INFLUENCE OVER OUR OPERATIONS AND CAN SIGNIFICANTLY INFLUENCE MATTERS REQUIRING SHAREHOLDERS' APPROVAL.

Koor Industries Ltd. ("Koor") controls over 30% of our ordinary shares and has a shareholders agreement with Clal Electronics Industries Ltd. ("Clal"), which owns over 14% of our ordinary shares, relating, among other things to the nomination of directors. Accordingly, Koor has significant influence over all matters requiring shareholder approval, including the election and removal of the majority of our directors and the approval of significant corporate transactions. This concentration of ownership could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares. This concentration of ownership may also adversely affect our share price. In addition, the market price of our shares may be adversely affected by events relating to Koor that are unrelated to us. (FOR ADDITIONAL DETAILS SEE ITEM 7 - "MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS" UNDER THE CAPTION "MAJOR SHAREHOLDERS".)

o   SOME MEMBERS OF OUR BOARD OF DIRECTORS MAY HAVE CONFLICTS OF INTEREST
WITH US, AND SOME OF THESE CONFLICTS MAY BE RESOLVED IN A MANNER THAT IS ADVERSE TO US.

Four of the members of our board of directors are directors and/or executive officers of, or are otherwise affiliated with, or nominated by, major shareholders of ours or groups holding a substantial proportion of our shares, including both the Chairman of our board and the Chairman of the executive committee of our board. These individuals may have conflicts of interest with respect to business opportunities and similar matters that may arise in the ordinary course of business. (SEE ITEM 6 - "DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES" AND ITEM 7 - "MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS".)

RISKS RELATING TO OUR LOCATION IN ISRAEL

o CONDITIONS IN ISRAEL MAY LIMIT OUR ABILITY TO DEVELOP, PRODUCE AND SELL OUR PRODUCTS. THIS COULD DECREASE OUR REVENUES.

Our corporate headquarters and principal offices and our research and development, engineering and manufacturing operations, and those of many of our subcontractors and suppliers, are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a state of hostility, varying in degree and intensity, has existed between Israel and its various Arab neighbors and has led to security and economic problems for Israel. Since October 2000, Israel and its citizens have been subjected to numerous terrorist attacks and acts of violence initiated by various Palestinian organizations, which, together with Israel's military action in response to these attacks and attempts to prevent further attacks, has led to a crisis in the entire peace process and has adversely affected the Israeli economy and has strained Israel's relationship with the Palestinian Arabs, its own Arab citizens, Arab countries and, to some extent, with other countries around the world. Any armed conflicts or political instability in the region (including the war with Iraq, the consequences of which are still uncertain) could negatively affect local business conditions and could harm our results of operations. Furthermore, several countries restrict doing business with Israel and Israeli companies. These restrictive laws and policies may harm our operating results, financial condition or the expansion of our business. (FOR ADDITIONAL DETAILS, SEE ITEM 5
- "OPERATING AND FINANCIAL REVIEW AND PROSPECTS" - "OPERATING RESULTS" UNDER THE CAPTION "ECONOMIC, POLITICAL AND MILITARY CONDITIONS IN ISRAEL")

o BECAUSE A SUBSTANTIAL AMOUNT OF OUR REVENUES ARE GENERATED IN DOLLARS AND EUROS WHILE A SIGNIFICANT PORTION OF OUR EXPENSES IS INCURRED IN ISRAELI CURRENCY, OUR RESULTS OF OPERATIONS MAY BE SERIOUSLY HARMED BY INFLATION IN ISRAEL AND CURRENCY FLUCTUATIONS.

A substantial amount of our revenues are generated in dollars and Euros, while a portion of our expenses, principally salaries and related personnel expenses, are in Israeli currency. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the Israeli currency in relation to the dollar or Euro or that the timing of this devaluation will lag behind inflation in Israel. This will be particularly significant in the event of inflation in salaries, although, currently, our employees' salaries are not generally linked to the Israel Consumer Price Index. Such inflation has the effect of increasing the dollar and Euro costs of our operations and would therefore have an adverse effect on our dollar-measured results of operations. Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the Israeli currency. These measures, however, may not adequately protect us from material adverse effects due to the impact of inflation in Israel.

o THE GOVERNMENT GRANTS WE RECEIVED FOR RESEARCH AND DEVELOPMENT EXPENDITURES MAY BE REDUCED OR ELIMINATED DUE TO ISRAEL GOVERNMENT BUDGET CUTS AND SUCH GRANTS LIMIT OUR ABILITY TO MANUFACTURE PRODUCTS AND TRANSFER TECHNOLOGIES OUTSIDE OF ISRAEL AND REQUIRE US TO SATISFY SPECIFIED CONDITIONS.

We currently receive grants from the government of Israel through the Office of the Chief Scientist of the Ministry of Industry and Trade, for the financing of a significant portion of our research and development expenditures in Israel. The Israeli government has reduced the benefits available under this program in recent years and has indicated that it may reduce or eliminate these benefits in the future. Accordingly, this program may not continue in the future at its current level or at all. The terms of the Chief Scientist grants limit our ability to manufacture products, or transfer technologies, outside of Israel, if such products or technologies were developed using Chief Scientist grants, without the prior approval of the Office of the Chief Scientist. Such approval, if given, will generally be subject to additional financial obligations. In addition, if we fail to comply with any of the conditions imposed by the Chief Scientist, including the payment of royalties with respect to grants received, we may be required to refund any payments previously received, together with interest and penalties. In 2001 and 2002, we received or accrued Chief Scientist grants in respect of our continuing operations totaling, respectively, approximately $34 million and $23 million, in both cases representing approximately 20% of our total research and development expenditures in these periods. As of December 31, 2002, our contingent liability to the Chief Scientist with respect to grants received was approximately $139 million. Furthermore, the difficulties in obtaining the approval of the Office of the Chief Scientist for the transfer of manufacturing rights or technologies out of Israel could have a material adverse effect on strategic alliances or other transactions that we may enter into in the future that provide for such a transfer. (FOR ADDITIONAL DETAILS, SEE ITEM 5 - "OPERATING AND FINANCIAL REVIEW AND PROSPECTS" - "OPERATING RESULTS" UNDER THE CAPTIONS "ECONOMIC, POLITICAL AND MILITARY CONDITIONS IN ISRAEL" AND "RESEARCH AND DEVELOPMENT.)

o IF WE FAIL TO SATISFY THE CONDITIONS SPECIFIED BY OUR APPROVED ENTERPRISE PROGRAM, WE MAY BE REQUIRED TO PAY INCREASED TAXES AND WOULD LIKELY BE DENIED THE BENEFITS TO WHICH WE ARE CURRENTLY ENTITLED IN THE FUTURE.

The Investment Center of the Ministry of Industry and Trade has granted approved enterprise status to certain investment programs at our manufacturing facilities. When we generate net income from approved enterprise programs, the portion of our income derived from these programs is exempt from tax for a period of two years and is subject to reduced tax for an additional five to eight years thereafter, depending on the percentage of our share capital held by non-Israelis. The benefits available to an approved enterprise program are dependent upon the fulfillment of conditions stipulated under applicable law and in the certificate of approval. If we fail to comply with these conditions, in whole or in part, we may be required to pay additional taxes for the period in which we benefited from the tax exemption or reduced tax rates and would likely be denied these benefits in the future. The amount by which our taxes would increase depends on the difference between the then applicable tax rate for non-approved enterprises and the rate of tax, if any, that we would otherwise pay as an approved enterprise, and the amount of any taxable income that we may earn in the future.

o OUR RESULTS OF OPERATIONS MAY BE NEGATIVELY AFFECTED BY THE OBLIGATION OF OUR PERSONNEL TO PERFORM MILITARY SERVICE.

Most able-bodied male adult citizens and permanent residents of Israel under the age of 48, including many of our employees, are obligated to perform annual military reserve duty of up to approximately six weeks, depending on their age. Additionally, these residents may be called to active duty at any time under emergency circumstances. Reserve duty may be increased as a result of an increased level of violence with the Palestinians, or military conflict in the region. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees due to military service. Any disruption in our operations would harm our business.

o PROVISIONS OF ISRAELI LAW COULD DELAY, PREVENT OR MAKE DIFFICULT A CHANGE OF CONTROL AND THEREFORE DEPRESS THE PRICE OF OUR SHARES.

Israel's Companies Law generally requires that a merger be approved by the board of directors and a majority of the shares voting on the proposed merger. Unless a court rules otherwise, the statutory merger will not be deemed approved if a majority of the shares held by parties other than the other party to the merger (or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party) vote against the merger. Upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy its obligations. Finally, a merger may not be completed unless at least 70 days have passed since the filing of the merger proposal with the Registrar of Companies in Israel.

Also, in certain circumstances an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 25% or 45% shareholder of the company (unless there is already a 25% or a majority shareholder of the company, respectively). If, as a result of an acquisition, the acquirer would hold more than 90% of a company's shares, the acquisition must be made by means of a tender offer for all of the shares. The restrictions described could prevent or make more difficult an acquisition of ECI, which could depress our share price. (FOR ADDITIONAL DETAILS, SEE ITEM 10 - "ADDITIONAL INFORMATION" - "MEMORANDUM AND ARTICLES OF ASSOCIATION" UNDER THE CAPTION "ANTI-TAKEOVER PROVISIONS; MERGERS AND ACQUISITIONS".)

o IT MAY BE DIFFICULT TO ENFORCE A U.S. JUDGMENT AGAINST US, OUR OFFICERS AND DIRECTORS, TO ASSERT U.S. SECURITIES LAWS CLAIMS IN ISRAEL AND TO SERVE PROCESS ON SUBSTANTIALLY ALL OF OUR OFFICERS AND DIRECTORS.

We are incorporated in Israel. All of our executive officers and most of our directors are nonresidents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of U.S. federal securities laws in an Israeli court or to effect service of process upon these persons. Additionally, it may be difficult for an investor, or any other person or entity, to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel.

RISKS RELATED TO THE MARKET FOR OUR SHARES

o WE MAY BE CLASSIFIED AS A PASSIVE FOREIGN INVESTMENT COMPANY AND, AS A RESULT, OUR U.S. SHAREHOLDERS MAY SUFFER ADVERSE TAX CONSEQUENCES.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we may be characterized as a passive foreign investment company (a "PFIC") for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to our shareholders, including having gains realized on the sale of our shares be treated as ordinary income, as opposed to capital gain income, and having potentially punitive interest charges apply to such sale proceeds. A decline in the value of our ordinary shares may result in our becoming a PFIC. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares.

We believe that we were not a PFIC in 2002. However, there can be no assurance that the U.S. Internal Revenue Service will not challenge the methodology we used in determining that we were not a PFIC in 2002. We currently expect that we will not be a PFIC in 2003. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the value of a corporation's assets and the amount and type of its gross income. Therefore, there can be no assurance that we will not become a PFIC for the current fiscal year ending December 31, 2003 or in a future year. For a discussion of how we might be characterized as a PFIC and related tax consequences, see Item 10 - "Additional Information" - "Taxation" under the caption "U.S. Federal Income Tax Considerations".

o   OUR STOCK PRICE HAS FLUCTUATED AND COULD CONTINUE TO FLUCTUATE
SIGNIFICANTLY.

The market price for our shares, as well as the prices of shares of other technology companies, has been volatile. Numerous factors, many of which are beyond our control, may cause the market price of our ordinary shares to fluctuate significantly, such as:

     o fluctuations in our quarterly revenues and earnings and those of our publicly held competitors;
     o shortfalls in our operating results from levels forecast by securities analysts;
     o announcements concerning us, our major shareholders or our competitors;
     o the introduction of new telecommunications services; o changes in pricing policies by us or our competitors;
     o    market conditions in our industry; and
     o the general state of the securities market (particularly the technology sector).

In addition, trading in shares of companies listed on the Nasdaq Stock Market in general and trading in shares of technology companies in particular have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to operating performance. The price levels of technology stocks traded on the Nasdaq Stock Market decreased significantly since 2000. These broad market and industry factors may depress our share price. (FOR DETAILS OF THE HIGH AND LOW MARKET PRICE OF OUR SHARES OVER RECENT YEARS SEE
ITEM 9 - "OFFER AND LISTING" UNDER THE CAPTION "STOCK PRICE HISTORY".)

ITEM 4.  INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

CORPORATE HISTORY & DETAILS.

Our legal and commercial name is ECI Telecom Ltd., and we were incorporated and registered in the State of Israel on April 27, 1961. We are a public limited liability company and operate under the provisions of Israel's Companies Law 5759-1999. Our registered office and principal place of business is located at 30 Hasivim Street, Petah Tikva 49133, Israel and our telephone number in Israel is (972)-3-926-6555. Our agent for service in the United States is ECI Telecom, Inc., located at 1201 West Cypress Creek Road, Fort Lauderdale, Florida 33309. Our World Wide Web address is WWW.ECITELE.COM. The information contained on the web site is not a part of this annual report.

MAJOR BUSINESS DEVELOPMENTS SINCE JANUARY 1, 2002

We had announced, in August 2000, our intention to reorganize our business and operate through five principal subsidiaries. A plan was subsequently approved by our board of directors that provided for the transfer of our business and assets to these subsidiaries, with, at least initially, the parent company serving as a holding company and a sub-contractor of such subsidiaries. Although subsidiaries were established, which absorbed the employees of the various operations, this plan was not carried out to its completion, and the operating assets and liabilities of the relevant operations were never transferred. In November 2002, we announced a revised strategy designed to focus on our core access and optical businesses within an integrated company.

These core businesses are operated through two divisions:

o    The Inovia Broadband Access Division; and

o    The Lightscape Optical Networks Division.

The above strategy included the re-absorption into the parent company of the employees engaged in those operations considered part of our core businesses and, generally, the sale, or combining with third parties, of the other operations.

The operations associated with each of the five subsidiaries, which reflected the sectors in which ECI operated during 2001 and 2002, were as follows:

o Inovia Telecoms Ltd. ("Inovia") - This unit provided broadband access products that increase the line capacity for the local subscriber loop, and has now been reorganized as ECI's Inovia Broadband Access Division.

o Lightscape Networks Ltd. ("Lightscape") - This unit provided optical networking products that comply with a number of international transmission standards. These operations have now been reorganized and combined with the operations associated with Enavis Networks Ltd., to form ECI's Lightscape Optical Networks Division.

o Enavis Networks Ltd. ("Enavis") - This unit provided cross-connect and network management systems and other products that enable telecommunications service providers and large business networks to manage the bandwidth of communications networks in an efficient manner. In 2003, these operations were combined with Lightscape to form ECI's Lightscape Optical Networks Division.

o ECI Telecom-NGTS Ltd. ("NGTS") - This unit provided products that support IP telephony, as well as products intended to increase the transmission capacity of satellite communication, optical cables, microwave communications and coaxial cables. With effect from December 31, 2002, the principal NGTS operations were combined with those of NexVerse Networks, Inc., a privately held company, renamed Veraz Networks, Inc., in which ECI obtained a substantial minority interest. Part of the NGTS operations, including the digital circuit multiplexing equipment (DCME) business, remains with ECI.

o InnoWave ECI Wireless Systems Ltd. ("InnoWave") - This subsidiary provided fixed wireless access solutions for the local subscriber loop. During 2002, ECI announced its intention to sell the operations of InnoWave and accordingly InnoWave's activities were reclassified as discontinued operations. In April 2003, we completed the sale of InnoWave's operations to Alvarion Ltd.

ECI continues to hold its shares in ECtel Ltd. (a publicly traded company in which ECI has a majority interest) and various start-up companies.

In February 2002, we completed a private placement of 13.16 million of our shares pursuant to a subscription agreement (the "Subscription Agreement") dated December 6, 2001. The total consideration received by us was $50 million ($3.80 per share). (FOR FURTHER DETAILS OF THE SUBSCRIPTION AGREEMENT AND THE REGISTRATION RIGHTS AGREEMENT ENTERED INTO WITH THE INVESTORS IN CONNECTION WITH THIS TRANSACTION, SEE ITEM 10 - "ADDITIONAL INFORMATION" UNDER THE CAPTION "MATERIAL CONTRACTS". FOR CERTAIN DETAILS RELATING TO THE INVESTORS UNDER THE SUBSCRIPTION AGREEMENT, SEE ITEM 7 - "MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS" UNDER THE CAPTION "MAJOR SHAREHOLDERS".)

ACQUISITIONS, CAPITAL EXPENDITURES AND DIVESTITURES SINCE JANUARY 1, 2000

Details of the principal businesses and interests acquired by us since January 1, 2000 are set out below:

o ACQUISITION OF WAVEPACER - In April 2000, ECI and its wholly owned U.S. subsidiary purchased WavePacer, Pulse Communications Inc.'s Digital Subscriber Line (DSL) business unit located in Herndon, Virginia, for cash consideration of $62.7 million. During the first quarter of 2001, as a result of market changes, we decided to discontinue most of the operations of this unit, which resulted in certain tangible and intangible assets being written off.

o   ACQUISITION OF WINNET METROPOLITAN COMMUNICATIONS SYSTEMS INC. - In
June 2000, InnoWave purchased all the shares of WinNet Metropolitan Communications Systems Inc., an emerging broadband wireless communications company located in California, for cash consideration of $40.5 million. In addition, because certain milestones stipulated in the purchase agreement were achieved during 2000, we paid additional consideration of approximately $7.0 million. During the first quarter of 2001, as a result of market changes, we decided to discontinue this operation, which resulted in certain tangible and intangible assets being written off.

o ACQUISITION OF CONVERTIBLE NOTES IN GVT HOLDING NV - In October 2000, we made a loan of $27 million to GVT Holding NV, in return for convertible subordinated notes. GVT Holding NV is the parent company of Global Village Telecom ("GVT"), a Brazilian company and a major customer of InnoWave, to which we have granted a substantial line of credit. (FOR ADDITIONAL DETAILS ON GVT, INCLUDING THE AGREEMENT FOR THE SALE TO GVT BY INNOWAVE OF WIRELESS LOCAL LOOP SYSTEMS AND SERVICES IN BRAZIL; AND THE GRANT OF THE LINE OF CREDIT; AND PROVISIONS MADE IN RESPECT OF THIS LOAN AND THE LINE OF CREDIT, SEE ITEM 7 - "MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS" UNDER THE CAPTION "RELATED PARTY TRANSACTIONS".)

o   ACQUISITION BY ECTEL OF TELRAD HAWK NET-I LTD. - In October 2001,
ECtel Ltd. acquired all the outstanding shares of Telrad Hawk Net-I Ltd. ("NetEye"). NetEye is engaged in the research, development and marketing of real-time fraud detection and prevention solutions for IP and third generation networks. In consideration of the purchase, ECtel issued shares and warrants totalling $16.5 million. Our interest in ECtel was accordingly diluted and we recorded a gain of $4.7 million. (FOR ADDITIONAL DETAILS SEE ITEM 4 - "INFORMATION ON THE COMPANY" - "BUSINESS OVERVIEW" UNDER THE CAPTION "ECTEL".)

o INVESTMENT IN VERAZ NETWORKS, INC. - On December 31, 2002, pursuant to the terms of the agreement to combine the principal activities of our NGTS operations with those of NexVerse Networks, Inc., ECI invested $10 million in the renamed entity, Veraz Networks, Inc. (FOR ADDITIONAL DETAILS SEE ITEM 4 - "INFORMATION ON THE COMPANY" - "BUSINESS OVERVIEW" UNDER THE CAPTION "NGTS AND VERAZ NETWORKS" AND ITEM 10 - "ADDITIONAL INFORMATION" -"MATERIAL CONTRACTS" UNDER THE CAPTION "VERAZ NETWORK AGREEMENTS".)

Other items of principal capital expenditures during the last three years related to the purchase of equipment and other fixed assets. These expenses totaled $68.0 million in 2000, $31.7 million in 2001 and $11.8 million in 2002. In addition, during 2000, in continuance of a program announced in August 1999, we purchased through a wholly-owned subsidiary an additional 1,671,227 of our own shares at an aggregate price of approximately $49 million. These shares were taken into treasury stock and, together with shares purchased in 1999 pursuant to the program, have all now been resold either in connection with the acquisition of shares by our employees under our employee share purchase plans or in connection with the private placement of February 2002.

Our principal capital divestitures since January 1, 2000 are as follows:

o SALE OF SHARES IN TERAYON COMMUNICATIONS SYSTEMS, INC. - During the first quarter of 2000, we sold all our holdings in Terayon Communications Systems, Inc. for $95.1 million. These shares had been issued to us in October 1999 in exchange for our holdings in Telegate Ltd.

o SALE OF DNI PRODUCTION OPERATIONS. - In June 2000, we sold the DNI production operations based in Calabasas, California, of the discontinued Telematics products to NetKit Solutions LLC, a U.S. company, in which we obtained a less than 20% interest. In 2001 and 2002, we transferred the remainder of the DNI production operations of the discontinued Telematics products to two other parties.

o SPIN-OFF TO AXONLINK INC. - In May 2001, we spun off a research and development group that developed optical access technology, to a newly formed company, AxONLink Inc., in which ECI holds an approximate 35% interest.

o SALE OF SHARES IN TNN NETWORKS LTD. - In June 2001, we sold our interest in TNN Networks Ltd. ("TNN") to Antorium Ltd, a corporation principally owned and managed by the management of TNN, for approximately $2.2 million, which consideration comprised a cash payment of $1.7 million and an approximate 24% interest, subsequently diluted, in T Soft Ltd. (sold in December 2002). TNN operated as an integrator of data networks and our interest was acquired upon the merger of Tadiran Telecommunications Ltd. with and into ECI in 1999.

o SALE OF BUSINESS SYSTEMS DIVISION - In November 2001, we sold our Business Systems division to a newly formed company, Tadiran Business Systems Ltd., for $12.4 million, of which $11.0 million was paid in cash and the balance was payable over a two-year period.

o TRANSFER OF ECI-IT DIVISION - On December 31, 2001, we transferred our Information Technology division ("ECI-IT") to Electronic Data Systems (E.D.S.) Israel Ltd. ("EDS Israel"), part of the worldwide EDS Group. At the same time, we entered into a five year agreement (valued at approximately $80 million over the five year period) to receive information technology outsourcing services from EDS Israel. All ECI-IT personnel were transferred to EDS Israel and all of its sub-contractor personnel were to be managed by EDS Israel.

o SALE OF SHARES IN ECTEL LTD. - On March 20, 2002, pursuant to a share purchase agreement dated February 6, 2002, as amended, we sold 1,572,175 of our shares in ECtel to institutional investors in a private placement, for $22 million, which reduced our interest in ECtel from approximately 68% to approximately 59%. (FOR CERTAIN DETAILS OF THE SHARE PURCHASE AGREEMENT IN RESPECT OF THIS SALE AND THE ACCOMPANYING REGISTRATION RIGHTS AGREEMENT, SEE
ITEM 7 - "MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS." UNDER THE CAPTION "RELATED PARTY TRANSACTIONS")

o   COMBINATION OF NGTS ACTIVITIES WITH NEXVERSE NETWORKS, INC. - On
December 31, 2002, we combined the principal activities of our NGTS operations with those of NexVerse Networks, Inc. ("NexVerse"), a privately held U.S. corporation, renamed Veraz Networks, Inc. ("Veraz Networks"). Immediately following the closing of the transaction, the new combined entity, Veraz Networks, completed a planned $30 million round of financing, including an equity investment by ECI of $10 million. ECI currently holds 43.2% of the voting rights in Veraz Networks (36.2% on a fully diluted basis). (FOR ADDITIONAL DETAILS SEE ITEM 4 - "INFORMATION ON THE COMPANY" - "BUSINESS OVERVIEW" UNDER THE CAPTION "NGTS AND VERAZ NETWORKS" AND ITEM 10 -- "ADDITIONAL INFORMATION" - "MATERIAL CONTRACT" UNDER THE CAPTION " VERAZ NETWORKS AGREEMENTS".)

o SALE OF INNOWAVE. - On April 1, 2003, we completed the sale of the operations of InnoWave to Alvarion Ltd., an Israeli company whose shares are traded on the Nasdaq. The transaction was structured as a purchase of assets and liabilities. The value of the transaction was approximately $20 million consisting of the cash consideration paid to us by Alvarion of $9.1 million (of which $0.6 million was paid to certain key employees of InnoWave being transferred to Alvarion) and the cash balances of InnoWave at the date of closing, which were withdrawn by ECI. In addition, we received warrants to acquire 150,000 shares, net, in Alvarion over a period of 5 years, at an exercise price of $3 per share. The debt associated with the sale by InnoWave of fixed wireless equipment to GVT remains with ECI. (FOR ADDITIONAL DETAILS REGARDING INNOWAVE AND THIS TRANSACTION, SEE ITEM 4 - "INFORMATION ON THE COMPANY" - "BUSINESS OVERVIEW" UNDER THE CAPTION "DISCONTINUED OPERATIONS" AND
ITEM 10 -- "ADDITIONAL INFORMATION" - "MATERIAL CONTRACTS" UNDER THE CAPTION "INNOWAVE AGREEMENT". FOR DETAILS OF THE GVT TRANSACTION, SEE ITEM 7 - "MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS" UNDER THE CAPTION "RELATED PARTY TRANSACTIONS".)

BUSINESS OVERVIEW

INDUSTRY BACKGROUND

ECI is a provider of advanced telecommunications solutions to telecommunications service providers worldwide, focused mainly on the metropolitan optical and access telecommunications markets. Telecommunications services are provided by a variety of service providers around the world. Typically telecommunication networks are comprised of three main parts: the long distance (or core) network, the metropolitan (or metro) network and the local access network. The core and the metro networks are typically based on fiber optic transmission, while on the local access network, transmission services are provided through a subscriber loop traditionally consisting of copper twisted-pair wire. The local access network may also be based on wireless radio, coaxial cable or fiber optic cable. The local loop connects a subscriber to the local exchange where switching equipment routes communications across both local and long distance transmission links.

During the 1990s, there was an emergence of new technologies and significant growth in services such as data communication, facsimile traffic, cellular telephones and the Internet. At the same time there was an increase in international business and reductions in end-user transmission costs, as a result of global liberalization and increased competition among the telecom service providers. Individuals and businesses substantially expanded their use of local and long distance telecommunications services. In addition, economic and political realignment in certain regions opened significant additional markets, resulting in the need for increased transmission capacity and telecommunications services.

The increased demand for transmission capacity has been satisfied in part by better utilization of existing infrastructure, both in the long distance and the local access networks. Additionally, telecommunications organizations have developed fiberoptic based network architectures such as those based on synchronous digital hierarchy ("SDH", or "SONET" in the United States), asynchronous transfer mode ("ATM") and Internet protocol ("IP") which are designed to provide substantially higher transmission capacity, flexibility and broadband capabilities. In the access network, the copper based local loop has been enhanced by implementing various Digital Subscriber Loop ("xDSL") technologies. This permits the provision of a broader range of voice, data and video services than is currently available to subscribers, such as faster access to the Internet and sufficient broadband transmission capacity for Internet, data and video conferencing over existing copper based infrastructure. Fiber optic-based networks combined with existing copper lines in the last mile to subscribers have become cost effective in the local access networks and they provide infrastructure for new services.

In addition to increasing demand for bandwidth and new services, the telecommunications market today is characterized by convergence of voice and data services, requiring access platforms which provide more than one service; a need for more complex network management capability; and demand for increased service by suppliers.

During the mid 1990s, deregulation, growth in mobile telephony and Internet usage, as well as the abundance of available capital, contributed to dramatic growth in the telecommunications industry. This growth attracted a significant number of new entrants, both service providers and equipment suppliers. It also caused incumbent service providers to accelerate their investments. Many service providers significantly increased their debt in order to expand their network capacity, enter new markets and acquire other businesses. As a result of this over-investment, towards the end of 2000, the industry faced an oversupply of both service and equipment providers. This oversupply situation has lead to increased competition and declining prices.

The industry is currently in the process of consolidation. In addition, many newer service providers have ceased operations. Others are experiencing financial difficulties and have significantly reduced their capital investments. All of these factors have adversely impacted the operations of telecommunications equipment suppliers. As a result, many equipment suppliers are reducing their expenses by reducing their workforces and by limiting their product offerings. Many industry observers believe the downturn in the telecommunications industry will continue through at least the end of 2003. There can be no assurance, however, that the downturn will not last longer.

OUR COMPANY

ECI is a provider of network and access solutions for digital communications networks. We design, develop, manufacture, market and support digital telecommunications solutions for evolving new services and converging networks. Our products and platforms are designed to create and manage bandwidth, maximize revenues for network operators, reduce operating expenses, expand capacity, improve performance and enable new revenue-producing services. In doing so, they enhance the capabilities of existing networks to support voice, data, video and multimedia services. Our equipment supports traffic on more than 500 service networks in over 145 countries.

At the beginning of 2003, we reorganized our core businesses into two divisions, the Inovia Broadband Access Division and the Lightscape Optical Networks Division. With this reorganization, we are now approaching the market as one integrated company that benefits from the synergies of our complementary product lines. In addition, we have interests in a number of companies, in particular, in the areas of fraud prevention and surveillance solutions (ECtel) and next generation telephony solutions (Veraz Networks).

MANUFACTURING

Most of the products of the Inovia Broadband Access Division and the Lightscape Optical Networks Division are manufactured by us in Israel, primarily at our plants in Ofakim and Kiriat Shemoneh. We subcontract a small part of our manufacturing to manufacturers in Southeast Asia, mainly for the Broadband Access Division. Final integration, testing and assembly is generally carried out at our facility in Petah Tikva. Until November 2002, Enavis, now part of the Lightscape Optical Networks Division, had a plant in Clearwater, Florida, used for final assembly and staging, which has now been closed.

The manufacture of most of the electrical modules for our bandwidth management products (produced by the Optical Networks Division) is outsourced to a contract manufacturer. In addition, we have agreements with subcontractors who manufacture parts and subassemblies for certain of our products.

As of December 31, 2002, we had 1,070 employees engaged in the manufacture, assembly, integration and repair of our products, excluding employees of ECtel and InnoWave.

ECI is ISO 9001 and ISO 14001 certified. These standards, developed by ISO (International Organization of Standards), are the most widely recognized quality standards. ISO 9001 is concerned with "Quality Management", whereas ISO 14001 is concerned with "Environmental Management". In Israel, the certifications are awarded by SII (Standard Institute of Israel), on behalf of IQNet (International Certification Network ). Our subcontractors, as well as contract manufacturers, are subject to strict quality inspection standards that include certification procedures and audits.

SALES AND MARKETING

The products of our two principal divisions are sold primarily by ECI's international sales force located in our world-wide offices. In certain markets sales are handled by the internal direct sales force of the relevant division, or by original equipment manufacturer arrangements, local agents and resellers.

In addition to the sales representatives, we employ skilled pre and post sales teams which support the selling process and customers from the presale stage (trials, tenders and homologations), to the post sale stage in which we helps our customers in implementing the equipment in their networks and providing technical or logistical support.

As of December 31, 2002, ECI's sales force and marketing staff consisted of approximately 470 people, excluding employees of ECtel and InnoWave.

Our main marketing efforts include: building market awareness and acceptance of the ECI brand and our products; demonstrating the products' features that fulfill customers' needs; anticipating market trends; establishing partnerships and joint ventures; participating in trade shows, technical conferences and standards forums; preparing and developing sales tools and conducting market research; and sales force training.

The following is a description of the operations of ECI, as well as certain other entities in which we have an interest.

I. INOVIA BROADBAND ACCESS DIVISION

The Inovia(R) Broadband Access Division (the "Broadband Access Division" or, in this section I, "the division") operated from the end of 2000 through 2002 as Inovia Telecoms Ltd. ("Inovia").

The Broadband Access Division develops, manufactures, markets and sells innovative access products, which enable telecommunications service providers to mass deploy broadband networks and offer a variety of new advanced services. The division's solutions enable telecommunication service providers to enhance their local loop usage performance and efficiency. The division's systems increase line capacity and facilitate advanced services on existing infrastructure.

In 2002, Inovia generated revenues of $241.8 million. As of December 31, 2002, Inovia employed 578 employees worldwide.

PRODUCTS

The Broadband Access Division's product line is subdivided into two categories, broadband access solutions and narrowband access solutions. Broadband access addresses the use of copper telephone wire to provide voice, data, and video services at multi-megabyte-per-second speeds. Narrowband access, which predated broadband, involves products that can be used to increase the capacity and improve the performance of standard telephone lines.

Over the last two years, market trends have pointed to a significant rise in demand for broadband access products, as telecommunications service providers around the world have viewed digital subscriber lines (DSL) technologies as a means for boosting revenues while leveraging their existing investment in the copper infrastructure. We have moved with this trend, providing customers with the opportunity for increased telephony revenues while emphasizing the low cost of ownership inherent in our broadband access product line. Currently, broadband access sales make up the majority (approximately 80%) of the Broadband Access Division's revenues.

BROADBAND ACCESS SOLUTIONS

HI-FOCUS(R) is a Multi-Service Access Gateway solution based on a variety of transmission technologies (A/V/SDSL and fiber optics) and networking protocols (IP, ATM, etc.). It offers traffic management and control capabilities, which enable service differentiation based on varying classes of Quality of Service.

Facilitating the demand for bandwidth and advanced services, HI-FOCUS supports interactive TV (iTV) over DSL; games over DSL; video broadcast; video on demand and teleworking (including remote LAN access and video conferencing); Small Office/Home Office (SOHO) applications; transmission of digital video over copper lines; and voice over DSL, among other residential subscriber applications.

The HI-FOCUS product group includes:

o SAM family - Multi-Service Access Gateway (DSLAMs) for Central Office installations. A new-generation SAM 480 and its accompanying high-density 32-port ADSL line card underwent final tests at the end of 2001, and was available from the first quarter of 2002;

o B-FOCUSTM - Customer Premises Equipments (CPEs) for residential and SOHO installations;

o MINIRAMTM - Remote Access Multi-Service Gateway for street cabinet installations;

o FLEXRAM(R) - Multi Tenant Unit/Multi Dwelling Unit applications to extend the reach of HI-FOCUS, introduced in June 2001; and

o OPS - Advanced management system that permits an operator to monitor and control the division's range of solutions in the access network.

NARROWBAND ACCESS SOLUTIONS

PCMTM Products - The PCM products are PAIR-GAIN products that convert the analog local loop lines (a/b lines) and ISDN (U lines) to a digital format to increase line capacity and improve transmission quality. These products include the PCM-2 (2 x 64kb/sec line doublers, over ISDN transmission), PCM+4 (4 x 64kb/sec line doublers, over MDSL transmission), PCM-11 (11 x 64kb/sec line doublers, over HDSL transmission) and PCM-MI (5 ISDN U line doublers, over HDSL transmission).

EXLINE2 - This product family is based on leased lines and E1 line extension, using HDSL and G.SHDSL technologies to extend the reach of E1 services over 1/2/3 copper pairs. EXLINE2 systems are installed mainly in major operator networks located in Europe, Singapore and South Africa, providing various types of E1 and data services (V.35/36, X.21, 10BT and VLAN).

RESEARCH AND DEVELOPMENT

The division is focusing its research and development efforts on project upgrades for HI-FOCUS to further increase the density of the Multi-Service Access Gateway platforms and to add more wire line technologies, network features and technological advancements to provide its customers with more services and applications mainly in the fields of voice and video (such as interactive video, video on demand and video broadcast). As of December 31, 2002, Inovia's research and development group, based in Israel, included approximately 200 engineers, technicians and support personnel.

MANUFACTURING

The manufacture of the division's products is carried out by ECI in Israel or is subcontracted to manufacturers in Southeast Asia (SEE ABOVE IN THIS ITEM UNDER THE CAPTION "OUR COMPANY" - "MANUFACTURING").

SALES AND MARKETING

The Broadband Access Division sells its products through various channels including ECI's international sales offices located world-wide, the division's internal sales force, local agents and resellers. In addition to the sales representatives, the division employs skilled pre and post sales teams that support the selling process and customers from the presale stage (trials, tenders and homologations) to the post sale stage, in which it helps customers in implementing the equipment in their networks and provides technical or logistical support. (ALSO SEE ABOVE IN THIS ITEM UNDER THE CAPTION "OUR COMPANY" - "SALES AND MARKETING".)

CUSTOMERS

The Broadband Access Division's customers are principally incumbent local exchange carriers and large operators. The division's two major customers in 2002 were Deutsche Telekom AG and France Telecom, who together accounted for approximately 93% of its revenues.

SERVICE AND CUSTOMER SUPPORT

The Broadband Access Division offers a wide variety of services and support, starting with telephone-based support, on site support, network planning, assistance for advanced service networks, network planning consultation, network management and training courses offered at our worldwide offices and centers and at customers' facilities. Furthermore, the division provides installation and commissioning of its products with the assistance of a network of partnerships with locally-based vendors. As of December 31, 2002, Inovia's customer support staff consisted of 20 people.

COMPETITION

We face competition in the rapidly evolving broadband access market both from multi-product vendors, such as Alcatel, Lucent, Nokia, Marconi, Siemens, NEC, Samsung, UTStarcom, Motorola (as a result of its recent acquisition of Next Level), Huawei and ZTE, and from single-product companies, such as Paradyne and Zhone.

We also face competition in the narrowband access market from multi product vendors such as Alcatel, Siemens and Ericsson and from single product companies, such as Elcon, Electronica 77, Intracom and Telspec.

II. LIGHTSCAPE OPTICAL NETWORKS DIVISION

The Lightscape(TM) Optical Networks Division (the "Optical Networks Division" or, in this section II, "the division"), was formed at the beginning of 2003 by combining the operations of Lightscape and Enavis.

Lightscape, which evolved from the optical networks business unit of ECI, provided telecommunications service providers with metropolitan and regional intelligent and flexible multi-service optical transmission solutions. Its product lines enable end-to-end transport of voice and data circuits from the user's premises to high-capacity optical backbones, support the process of streamlining the use of optical networks and allow telecommunications service providers to offer additional services with greater efficiency.

Enavis evolved from the bandwidth management business unit of ECI. The Enavis products enable end-to-end bandwidth management of global data and voice communications networks. Its networking equipment allows communications service providers to enhance the efficiency of bandwidth usage across their transport networks, converting the raw bandwidth provided by optical equipment into differentiated communication services. The main application of Enavis's cross-connect products is global gateways, seamlessly interconnecting networks operating on different protocols between North America and Europe as well as Asia Pacific and Latin America. Enavis products offer the full range of interfaces with speeds ranging from fractional T-1 (narrowband) through O-C-48 (superband) and can support Time Division

Multiplexing ("TDM"), Frame Relay, IP and ATM protocols, providing a smoother migration path to next generation networks.

In 2002, Lightscape generated sales of $179.4 million and Enavis generated sales of $53.8 million. As of December 31, 2002 Lightscape had 835 employees and Enavis had 318 employees. The figure for Lightscape included approximately 100 employees of a partly-owned subsidiary in China. This company generally performs the Optical Networks Division's operations in China, consisting primarily of sales, marketing and customer support.

OPTICAL NETWORK (LIGHTSCAPE) PRODUCTS

XDM(R). XDM, launched in March 2000, integrates within a single shelf the functions of Dense Wavelength Division Multiplexing ("DWDM"), a method of multiplexing signals by transmitting them at different wavelengths through the same optic fiber, intelligent optical networking multiplexer, broadband, narrowband, wideband and digital cross connects, IP L2 switching and ATM switching as well as streaming support and SDH add-drop multiplexers. This all-in-one optical platform enables up to a tenfold capacity increase with significant savings in network deployment costs. XDM is a hybrid solution that gives also the benefits of optical PM protection, as well as different types of SDH protection. A single XDM system can terminate terabit fiber while simultaneously providing direct subscriber connections at any speed from E1 up to 10Gb/s. We believe that the XDM positions us to enter several new markets. The platform was Lightscape's first product targeting the U.S. market where, although the SONET standard is used instead of SDH, telecom network architectures and equipment functions are similar to the markets outside of the United States in which the Optical Networks Division currently operates.

SYNCOM(TM). Our first line of SDH multiplexing equipment provides transmission of network traffic. Addressing the needs of metropolitan, regional and backbone networks, SYNCOM's transmission capacity ranges from STM-1 to STM-16 levels and is completely modular for easy scalability. The SYNCOM family consists of add-and-drop, terminal and line multiplexers, digital cross-connects (high-speed channel switching), and modems that bridge systems using SDH with those based on earlier network standards. Thousands of units of this product line have been installed worldwide.

BROADGATE(TM). The BROADGATE family includes network termination ("NT") products, the MICRO SDM(TM)-1 product, IP L2 access solutions and SAN solutions. These NT products are designed to enable network operators to roll out a full range of narrow, wide, and broadband services (including IP, video, voice and ATM) over their existing fiber networks. The NT products are intended to enable the delivery of a range of services directly to the subscribers' premises and are designed to work with any standard SDH network. This product group currently includes three models of network termination points. The equipment is located at the subscriber premises and provides an interface to the required services of each subscriber. In addition to the conventionally-sized SYNCOM multiplexers, the division offers the MICRO SDM-1(TM), a miniature, multi-purpose 155 Mbit/s add and drop multiplexer with full cross-connect and interfacing with a variety of traffic. The size of a laptop computer, the MICRO SDM-1 is intended for customer premises, telecom operator exchanges, and indoor or outdoor street cabinets. This product functions as an efficient STM1 multiplexer for cellular operators.

LIGHTSOFT(TM) NETWORK MANAGEMENT SOLUTION. LIGHTSOFT helps a service provider realize the full potential of its optical and SDH network through integrated network-wide management. Within one integrated management system, LIGHTSOFT enables a customer to control all the network elements described above and obtain a complete view of the network at a glance. The main advantage of the LIGHTSOFT is its ability to provide network-wide, automatic, end-to-end service that can be integrated into customers' transport networks due to ECI's open management architectures and interfaces allows integration of third party vendors under one LIGHTSOFT management umbrella.

BANDWIDTH MANAGEMENT (ENAVIS) PRODUCTS

T::DAX(R) is a high capacity TDM multi-service cross-connect system that provides ALL-BAND(TM) (super- broadband, broadband, wideband and narrowband) bandwidth management on a single platform. The system supports North American Async/SONET and European PDH/SDH standards, and allows seamless migration to IP and ATM-based backbones. The T::DAX can aggregate, cross-connect, and manage traffic from 2.5 gbps down to 64 kbps. It allows global and international service providers to simplify their networks by flexibly and transparently transmitting signals across continents and standards while managing end-to-end global trunks.

T::MSA(TM), a multi-service edge aggregation platform, was the first of Enavis's next-generation optical networking product families and was introduced in early 2001. T::MSA is a multi-service aggregator that integrates the all-band traffic grooming of the T::DAX with frame relay switching, IP routing and ATM interworking into a single platform on the edge of the network. T::MSA enables carriers to manage multiple types of voice and data services and answers the emerging need for a data-aware aggregation platform at the edge of the network.

T::NMS(TM) is an element and network management system designed to configure, manage and control each of our bandwidth management hardware elements and the networks of which these elements are comprised. The system uses an intuitive graphical user interface with drag-and-drop functionality and provides network managers with fault, configuration, administration, performance and security management functions for our entire bandwidth management product line. T::NMS manages seamless data/TDM provisioning. T::NMS is a state-of-the-art element and network management system that provides carriers with end-to-end provisioning capabilities. Based on an open architecture, T::NMS globally manages the entire network composed of T::DAX, T::MSA and T::CORE systems via a graphical interface. T::NMS is fully scalable, and enables operators to utilize our bandwidth management products to their fullest potential.

T::CORE(TM), currently being introduced, is an intelligent optical switch (OCS) capable of efficiently transporting high capacity services across the optical network, allowing end-to-end real time service provisioning and restoration. T::CORE is providing efficient bandwidth management of core metro networks, long distance networks and global networks, while converging both TDM (SONET and SDH) and data (GbE) traffic. T::CORE is designed to offer optimized cost performance starting from its smallest configuration across the entire range of port and matrix capacities, scaling in-service from its initial capacity of 320 Gbps up to 5 Tbps. T::CORE provides a seamless synchronous gateway between SONET and SDH, allowing real time bandwidth management regardless of geographical boundaries or standards as a highly integrated network element. T::CORE collapses the functionality of multiple elements, such as Digital Cross-Connect, Optical Cross-Connect and Electrical/Optical Add-Drop Multiplexer, into a single highly optimized network element, significantly simplifying system turn-up and operations while supporting ring, mesh and point-to-point network topologies.

RESEARCH AND DEVELOPMENT

The Optical Networks Division conducts its research and development activities at our principal offices in Israel. As of December 31, 2002, the research and development groups of Lightscape and Enavis employed, respectively, approximately 265 and 130 engineers, technicians and support personnel.

Presently, the division is focusing its research and development efforts on expanding its position in the metropolitan and regional networking market by enhancing its IP L2 and ATM offering, establishing a better position in the optical domain, as well adding more features to the T::CORE system and upgrading features of the T::DAX, T::MSA and T::NMS systems.

MANUFACTURING

ECI manufactures and carries out the integration, final testing and assembly of the optical network products at its facilities in Israel (SEE ABOVE IN THIS ITEM UNDER THE CAPTION "OUR COMPANY" - "MANUFACTURING"). The manufacture of most of the electrical modules for our bandwidth management products is outsourced to Sanmina/SCI (a global contract manufacturer). Sanmina/SCI purchases the raw materials, assembles the PCBs (Printed Circuit Boards) and tests them, based on the purchase orders. In addition, there are agreements with subcontractors who manufacture parts and subassemblies for the bandwidth management systems. The subcontractors, as well as the contract manufacturers, are subject to strict quality inspection standards that include certification procedures and audits.

SALES AND MARKETING

The division sells its equipment primarily through a direct sales force working at ECI's offices worldwide, and through original equipment manufacturer arrangements. The direct sales force targets service providers in Western Europe, Israel, the Asia Pacific region and North and South America. Sales and marketing in China are conducted through our Chinese subsidiary. In markets where ECI does not have a direct sales presence, the division's products are sold through agents or resellers who target service providers in those territories. In Israel, the bandwidth management products are sold to Bezeq (Israel's incumbent local exchange carrier) through a local value-added reseller. In Korea, the bandwidth management products are sold to Sung Hwa, an original equipment manufacturer, which sells such products under its own name. (ALSO SEE ABOVE IN THIS ITEM UNDER THE CAPTION "OUR COMPANY" - "SALES AND MARKETING".)

CUSTOMERS

The customers for our optical networks products range from Postal, Telegraph and Telephone carriers ("PTTs") through cellular operators, Competitive Local Exchange Carriers (CLECs), Incumbent Local Exchange Carriers (ILECs) and utilities (electricity, gas and railway) operators throughout Europe, Asia Pacific and North America. The customers for our bandwidth management products include inter-exchange carriers, international carriers, CLECs and ILECs, as well as global, wireless and Internet providers.

The division has a relatively wide customer base. As of December 2002, Lightscape had approximately 200 customers worldwide, in particular in Europe, the Far East and South America, and Enavis had approximately 80 customers, the majority of which were in North America and Korea.

CUSTOMER SUPPORT

The Optical Networks Division supplies post-sale support, including delivery, installation, training, spare parts, technical support and maintenance as part of a warranty and service agreement (hardware and software). It offers a wide range of implementation and support services. Telephonic support is available 24 hours a day, seven days a week. In addition, upgrades for the bandwidth management product are provided to customers upon request, subject to additional payment. As of December 31, 2002, the customer service and support staff of Lightscape and Enavis consisted of approximately 105 people and 65 people, respectively.

COMPETITION

As regards the optical networks products, we compete with large vendors such as Alcatel, Lucent, Huawei, Siemens and Nortel, as well as small vendors such as Ciena in a highly competitive market. As the bandwidth management products support a variety of services over a single platform, these compete with the products of various vendors of bandwidth management solutions, specifically, Tellabs, Alcatel, Lucent, Ciena and Marconi, as well as several other emerging equipment vendor start-ups. Competition varies from territory to territory, and from product to product.

III.     ECTEL LTD.

ECtel Ltd. ("ECtel") was formed on April 4, 1990 as a wholly-owned subsidiary of ECI. In October 1999, ECtel completed an initial public offering of 4,025,000 ordinary shares, and its shares are listed on the Nasdaq Stock Market under the symbol "ECTX". As of March 31, 2003, ECI owned approximately 10.5 million shares of ECtel, or approximately 58.4% of its outstanding share capital.

ECtel is a developer and global provider of revenue assurance and surveillance solutions for circuit-switched and packet-switched wireline and wireless networks. Its revenue assurance solutions equip telecommunications service providers with comprehensive data gathering and analysis capabilities to improve their operational efficiency and profitability by detecting and preventing fraud, monitoring the quality of service over their networks and supporting billing assurance/mediation functions or interconnection arrangements. ECtel's surveillance solutions enable governmental agencies and telecommunication service providers required by law to do so, to perform real-time, comprehensive surveillance on telecommunications networks.

In 2002, ECtel had sales of approximately $96 million. As of December 31, 2002, ECtel employed 320 persons worldwide.

PRODUCTS

X-ELLENCETM PLATFORM. X-ELLENCE is ECtel's network monitoring platform upon which it builds to provide its revenue assurance solutions. X-ELLENCE is comprised of both hardware and software components, and consists of the following:

o Probes - These capture, filter, aggregate, correlate and merge data collected from the network links such as E-1/T-1 links and Internet links.

o Mediation software - Mediation consists of extracting, collecting, re-formatting and filtering raw information from various network elements. This information can be combined with information obtained from probes to create complete data records relating to the sessions passing through the network.

o Data Analysis applications - ECtel solutions analyze the data records generated from the probes and mediation software and create reports used by the revenue assurance solutions referred to below.

The X-ELLENCE platform is based on a modular architecture, which enables ECtel's customers to easily and cost effectively add capacity and network coverage.

The following revenue assurance solutions are hosted by the X-ELLENCE platform and the surveillance solutions are hosted by the similar INTELLI-VIEWTM platform:

o FRAUD PREVENTION SOLUTIONS (FRAUDVIEW(R)) - ECtel's fraud prevention solutions gather information about calls both in real-time and offline and compare it to defined fraudulent criteria established within user-specified filter parameters. When defined thresholds are reached, a real time alert is automatically generated and appropriate intervention can take place according to the user's chosen parameters. Additional data mining-based processing enables detection of new fraud schemes and deviation from pre established customer profiles. The fraud prevention solutions are available for wireline, wireless and next generation 3G networks.

o QUALITY OF SERVICE SOLUTIONS - ECtel's quality-of-service solutions, consisting principally of the QUALIVIEW(R)/SIGVIEWTM product line, enable service providers to identify whether their services or networks are operating according to desired standards, and also to pinpoint the source of any network problem. Once the problem is found, the service provider can address the problem by repairing faulty equipment, adjusting network settings or choosing a different route for calls sessions to avoid areas of heavy traffic or poor service.

o BILLING ASSISTANCE SOLUTIONS - ECtel's billing assistance solutions are designed to support service providers that offer multiple services and interconnect with numerous other providers on circuit-switched or packet-switched network. These products include the IC-GUARD(R), an interconnect billing verification solution for wireline and wireless networks, and the SS7COUNTERTM, a usage-based billing solution that defines, monitors, analyzes, verifies and allows for accurate charging of multiple services between service providers based on raw signaling information for wireline and wireless network.

o SURVEILLANCE SOLUTIONS. ECtel's surveillance solutions, produced since the mid-1990's, are capable of monitoring and extracting content from Internet traffic, e-mail, messaging applications, File Transfer and Telnet Protocols. These systems, based upon the INTELLI-VIEWTM platform, which is similar to the X-ELLENCE platform, enable several users to simultaneously monitor and process voice, fax and data communications over multiple channels in a variety of analog and digital formats. Agencies can then store large volumes of data using third-party disks to permit quick and easy access by using advanced technologies for analysis and data retrieval operations. The solutions include turn-key and customized monitoring, recording and data storage systems for telephony, cellular, IP-based and next generation networks. Products include the TMRCSTM for surveillance within wireline networks, CMRSTM for wireless networks and IPMRSTM for next generation networks.

In October 2001, ECtel Ltd. acquired all the outstanding shares of Telrad Hawk Net-I Ltd. ("NetEye"), including shareholders' loans of approximately $5.5 million, from Telrad Networks Ltd. ("Telrad"), a wholly owned subsidiary of Koor Industries Ltd., our largest shareholder. In consideration of the purchase, ECtel issued to Telrad 850,000 shares and warrants to acquire an additional 1,000,000 shares for an exercise price of $24.00 per share and 250,000 shares for an exercise price of $28.00 per share. NetEye was engaged in the research, development and marketing of real-time fraud detection and prevention solutions for IP and next generation networks.

RESEARCH AND DEVELOPMENT

ECtel's main office, research and development and production facilities are located in Petah Tikva, Israel and ECtel also maintains a research and development division at its U.S. subsidiary, ECtel Inc. As of

December 31, 2002, 134 of ECtel's employees were engaged primarily in research, development, customization and testing activities.

MANUFACTURING

ECtel's manufacturing operations consist primarily of final assembly and testing, involving the application of extensive testing and quality control procedures to materials, modules, subassemblies and systems. Although ECtel generally uses standard parts and modules in its products, certain modules are presently available only from a limited number of sources. In addition, ECtel purchases from ECI various customized components, such as digital signaling processing boards and mechanical wiring.

ECtel maintains organization-wide quality assurance procedures by coordinating the quality control activities of the research and development and manufacturing departments. ECtel's primary manufacturing and research and development facilities have received ISO 9001 certifications. As of December 31, 2002, 42 of ECtel's employees were engaged in production of its products.

SALES AND MARKETING

ECtel markets its revenue assurance solutions to service providers worldwide primarily through a direct sales force. Sales staff operate out of ECtel's offices in Israel, the United States and the United Kingdom. In addition, ECtel offers products in other countries through local sales representatives or integrators, either on a commission or other payment basis. ECtel offers ongoing support services worldwide through its facilities in Israel, the United States, the United Kingdom and Germany. In addition, ECtel obtains sales and support services in Singapore, Brazil, Hong Kong and India, through third parties. From time to time, we provide ECtel with certain sales support in various areas on a case by case basis.

As of December 31, 2002, ECtel's direct sales and marketing staff, project managers and field engineers consisted of 121 employees. ECtel's primary marketing activities include raising awareness among ECtel's existing and potential customers of the benefits provided by the features of its products. To accomplish these tasks, ECtel uses direct sales and marketing efforts, participates in industry trade shows and exhibitions, holds seminars for strategic customers and actively participates in the activities of standards-setting bodies.

Sales of ECtel's revenue assurance solutions are made predominantly to large telecommunications service providers and involve lengthy evaluation processes before the customers issue purchase orders. Prospective customers generally commit significant resources to an evaluation of ECtel's solutions and require that ECtel expend substantial time, effort and money educating them about the value of its solutions. The sales cycle has increased to an average of between nine and 24 months.

ECtel markets its surveillance systems internationally to various governmental agencies in countries throughout the world, with the majority of sales currently occurring in the Asia Pacific region and Latin America, through a direct sales force operating out of its offices in Israel.

CUSTOMERS

ECtel has sold its solutions to over 180 customers located in more than 60 countries. Many of ECtel's customers have long term relationships with ECtel. In 2002, ECtel's top ten customers accounted for 70% of their revenues, with sales to one customer in the Asia/Pacific region accounting for 30% of such revenues and sales to another customer in Latin America accounting for 10.5% of such revenues.

COMPETITION

The market for ECtel's products is characterized by intense competition. ECtel's competitors in the fraud prevention market are Agilent/Cerebus, Alcatel, Amdocs, Compaq, Ericsson, Lightbridge and Neural Technologies. Its competitors in the sale of quality-of-service products include Agilent, Radcom, Sotas, Tekelec, Tektronix and TTI Telecom. Its competitors in the sale of billing assistance solutions include Agilent/Cerebus, Inet Technologies, Narus, TTI Telecom , XACCT and PricewaterhouseCoopers. ECtel's competitors in the sale of surveillance systems include switch manufacturers such as Siemens and surveillance systems vendors such as Verint and Nice.

IV. VERAZ NETWORKS AND NGTS

Until December 31, 2002, the NGTS operations were one of the principal wholly owned operations of ECI, although not considered part of its core businesses. On December 31, 2002, we combined the principal activities of the NGTS operations with NexVerse Networks, Inc., a privately held U.S. corporation, which was renamed Veraz Networks, Inc. (and which, together with its wholly owned Israeli subsidiary, Veraz Networks Ltd., is generally referred to as "Veraz Networks").

Immediately following the closing of the above transaction, Veraz Networks completed a $30 million round of financing, which included an equity investment by ECI of $10 million. ECI holds 43.2% of the voting rights in Veraz Networks, Inc. (or 36.2% on a fully diluted basis).

Veraz Networks designs, markets, and sells carrier-class packet telephony solutions. These solutions help telecommunications service providers in establishing the carrier-class new voice infrastructure necessary to provide toll quality, large scale, international and national, IP telephony services (including voice, fax, and voice band data traffic). Our holding in Veraz Networks enables us to maintain a foothold in an important strategic market, while, at the same time, focusing internal resources on our core businesses.

The intellectual property ownership of NGTS's DCME (Digital Circuit Multiplexing Equipment) business remains with ECI. Under an exclusive manufacturing and distribution arrangement between ECI and Veraz Networks, ECI manufactures DCME products for sale to Veraz Networks, which has exclusive, world-wide distribution rights for such products.

NexVerse Networks, Inc., incorporated in October 2001 with its offices in San Jose, California, was funded by venture capital investors. It designed, developed and marketed the NexVerse ControlSwitch, based upon technology originally developed by IPVerse. The NGTS activities acquired from ECI included the design and development of media gateways supporting various types of VoIP protocols. By combining these two technologies, Veraz Networks now develops and sells an integrated VoIP platform that incorporates the NexVerse ControlSwitch with the former NGTS I-GATETM 4000 media gateway.

In addition to its packet telephony products, Veraz Networks also operates in the DCME market of bandwidth optimization solutions, with more than 11,000 traffic compression systems (DTXTM-600and DTX-360) installed in 140 countries.

The NEXVERSE ControlSwitch is an open softswitch platform with support for multi-vendor solutions driving some of the largest carrier-class VoIP deployments in the market. With open interfaces to media device, application servers and back-office systems, the ControlSwitch acts as an operating system for the new public network, empowering service providers to rapidly deploy new revenue-generating services.

In 2002, NGTS generated sales of approximately $66.1 million. Immediately prior to the combination of operations, NGTS employed approximately 250 employees, of whom approximately 80 employees remained with ECI following the transaction and are engaged in the manufacturing and integration of DCME and VoIP product for Veraz Networks. The total Veraz Networks workforce now numbers approximately 250 employees.

IP TELEPHONY PRODUCTS

I-GATE 4000 - MEDIA GATEWAY. The I-Gate 4000 is a media gateway designed to assist telecommunications service providers establish the carrier-class new voice infrastructure necessary to provide toll quality, large scale, reliable, international and national, IP Telephony services. The I-GATE 4000 is positioned in central office and points of presence environments. PSTN traffic is collected, analyzed, packetized, decoded and switched from a TDM environment to a packet environment (and vice versa). The I-GATE 4000 media gateway handles thousands of concurrent calls per shelf, with 6 shelves per rack (back to back), supporting E1/T1, DS3, STM-1/OC3 PSTN interfaces and Fast and Gigabit Ethernet interfaces. The I-GATE 4000 supports the most recent VoIP protocols and accommodates signaling functionality such as second layer termination for ISDN and SS7. The I-GATE 4000 has been available from the second half of 2001.

A more advanced product in the 4000 family, currently in initial tests, is the I-GATE 4000PRO which will handle higher densities, in the range of tens of thousands of concurrent calls, yet remains a similar mechanical size as the I-GATE 4000. This product will be available for field trials during the first half of 2003.

ITX(R)-1000 - END-TO-END IP TELEPHONY SOLUTION. The ITX-1000 product family is a carrier grade, toll quality, PSTN-IP solutions, designed to bring a comprehensive IP telephony package to the world of mass communications.

ITX(R)-1000 elements offer a variety of connectivity and functions, enabling the implementation of multiple IP-based applications, such as phone-to-phone, PC-to-phone, surf and call and web call centers. The ITX-1000 is compliant with ITU Rec. H.323 V2.

The elements of the ITX-1000 are: GATEWAY - I-GATE 1000 (which incorporates software elements of VocalTec Gateway Telephony to implement its network functionality), GATEKEEPER - I-KEEPER 1000 (is based on VocalTec Gatekeeper), Management System - I-Manage 1000 and Client Applications (3rd Party). The I-GATE 1000 MEDIA GATEWAY handles up to 480 concurrent calls per shelf, with 6 shelves per rack (back to back), supporting E1/T1 PSTN interfaces and Fast internet interface. The I-GATE 1000 accommodates signaling functionality such as signaling second layer termination for PRI ISDN.

DCME (BANDWIDTH OPTIMIZATION) PRODUCTS

DTX-600 - HIGH CAPACITY NETWORK/BANDWIDTH OPTIMIZER. The DTX-600 is a high-capacity (up to 480 concurrent calls) multi-service, multi-rate voice and voice-band-data compression system (up to 20:1 voice compression), designed to serve as a network optimizer platform in diverse network applications and end-user environments. The DTX-600 simultaneously compresses toll quality voice, fax, voice band data (VBD), native data (e.g. V.35), and signaling. The system improves transmission media efficiency and helps achieve maximum bandwidth utilization and guaranteed QoS provision of traffic payloads.

DTX-360 - HIGH GAIN DCME. The DTX-360 accepts up to 360 trunk channels, carrying 64 kbit/s signals of speech, data, VBD and inter-exchange signaling types, and compresses them at a ratio of up to 1:10.

Utilizing DSI (Digital Speech Interpolation), LD-CELP (Low Delay Code Excited Linear Prediction), VBR (Variable Bit Rate), and fax demodulation/remodulation techniques, the DTX-360 enables a maximum effective compression of transmission facilities in digital operating environments, together with a very high level of signal quality and system reliability.

Veraz Networks continues to support NGTS's previous generations of the DCME family, the DTX240 and the QC300 products, which is in-service in many networks. These products have been discontinued.

NEXVERSE CONTROLSWITCH. The CONTROLSWITCH is an open softswitch platform enabling the delivery of new converged voice-data services over next-generation packet-based wireline and wireless networks. With its open interfaces to non-proprietary media devices, application servers and back-office systems, the NEXVERSE CONTROLSWITCH acts as an operating system for the new public network to empower service providers rapidly to deploy multi-vendor solutions for new, revenue-generating services. The CONTROLSWITCH's unique ability to support multiple applications - both traditional toll/tandem and local voice services, as well as new, converged voice-data services - on the same platform allows service providers to solve, cost-effectively, current network challenges, while empowering them to capture quickly new revenue opportunities through dramatically different types of services. With its carrier grade architecture, the CONTROLSWITCH enables the deployment of scalable, survivable and distributed networks using best of breed hardware and software platforms. By leveraging extensible service frameworks and web-based tools and interfaces, service providers and third-party developers are able to quickly create, deploy and customize new services with reduced capital and operational expenditures. RESEARCH AND DEVELOPMENT

Veraz Networks's research and development activity is located at two facilities, in Petah-Tikva, Israel and in San Jose, California. The group in Petah-Tikva is mainly concentrated in the development of the carrier grade VoIP gateway products, as well a limited research and development of DCME (tailoring it to customer needs). The California group provides research and development for the CONTROLSWITCH. Veraz Networks currently focuses its research and development efforts on VoIP telephony technology including TDM transmission technology, compression technology and embedded software technology, and signaling and routing services. These technologies are applicable for the VoIP as well as for other bandwidth optimization markets.

MANUFACTURING

It is Veraz Networks's policy to outsource its manufacturing to turn-key manufacturers. Currently all the manufacturing of its products is performed through a turnkey subcontracting agreement with ECI. Veraz Networks is supporting ECI in the design of the integration tools and procedures. Veraz Networks is ISO 9001 certified.

SALES, MARKETING AND CUSTOMER SUPPORT

Veraz Networks markets and sells its telecommunications equipment primarily through its direct sales force. Veraz Networks also sells through ECI's offices in some Western European and Asian Pacific markets. Veraz Networks's sales force targets telecommunications service providers in North, Central and South America, Europe, the Asia Pacific region and Israel. In markets where Veraz Networks does not have a direct sales presence, Veraz Networks also sells through agents and resellers that target telecom carriers in those territories.

Veraz Networks global marketing and marketing are directed from the United States with an international marketing group located in Israel. Sales to Central and South America, most of Africa, as well as some Asian countries are run out of the United States. Sales to other parts of the world are directed out of Israel. Veraz Networks offers a wide variety of services and support to its customers.

CUSTOMERS

Veraz Networks's customers include international competitive and incumbent carriers, global carriers, Internet service providers and competitive local carriers. Veraz Networks has approximately 700 customers including operators located throughout the world.

COMPETITION

The IP Telephony market is rapidly evolving and is intensely competitive. Rapid technological change and frequent introduction of new products characterize the market in which NGTS competed and Veraz Networks competes.

Direct competitors include Sonus, Cisco Systems, Telica, Clarent, Lucent, Nortel Networks, Siemens, Alcatel and other IP telephony solutions vendors. Each one of these competitors offers a complete solution for VoIP that includes access and trunking media-gateways, soft switches and application enabling platforms.

Nortel Networks, Lucent and Siemens, major PSTN switch vendors, offer VoIP solutions that leverage their PSTN switches installed-base and their long lasting relationships with carriers. Sonus, Cisco Systems and Telica, without a PSTN-switches market to protect, offer originally manufactured VoIP solutions. These companies operate partnership programs that enable them to work with third parties' application servers, soft switches and access/trunking gateways.

V. OTHER OPERATIONS AND INTERESTS OF ECI

INS (INTEGRATED NETWORK SOLUTIONS) BUSINESS UNIT OF ECI ("INS")

INS is an in-house system integrator dedicated to providing complete and customized communication network solutions. INS combines ECI's line of products and services with the products and services of original equipment manufacturer suppliers. As of December 31, 2002, INS had approximately 28 employees, primarily project managers, marketing and sales personnel and technology engineers.

The comprehensive solutions and services provided by INS cater to a wide variety of operator's needs and consist of the following:

o ANALYSIS OF CUSTOMER NEEDS -- from the identification of the basic requirements to the creation of optimized, cost-effective solutions.

o CUSTOMIZE NETWORK PLANNING -- based on performance, cost, network availability, upgradability and life cycle costs.

o INTEGRATED TECHNOLOGIES -- including concurrent and advanced information and communication technologies.

o INFRASTRUCTURE DEVELOPMENT -- including outside plants, civil works and outdoor solutions.

o COMPREHENSIVE PROJECT MANAGEMENT -- including installation, technical support, maintenance, network commissioning, upgrades and more.

INS has the capability to integrate a wide variety of products, technologies, applications and tailored solutions, including: digital video distribution solutions; transport network solutions; access solutions; wireless communication; data networking/Internet; and revenue generation and protection.

In 2002, INS completed its principal project for ntl Telecommunications in Australia, the first phase of the construction and project management of a digital distribution and telecommunications network covering New South Wales, Queensland and Victoria. INS was awarded this contract in October 2000, valued at approximately $40 million, to design and build the main SDH radio backbone with ATM switches and HI-TV(R) applications distributed across over 100 sites. The network was being used commercially from January 2002 and final acceptance of the network by ntl Telecommunications took place in July 2002.

INS's principal competition comes from the large telecom vendors such as Alcatel, Lucent, NEC Corporation and Siemens.

QUALITECH EXPERTS

The QualiTech Experts unit within ECI consists of approximately 60 engineers and technicians who provide a variety of quality and technology services for the hi-tech electronics industry. QualiTech's scope of services includes quality and technology services in the areas of: compliance engineering and test laboratories (EMC and Safety, HALT and HASS, environmental); test equipment calibration; reliability engineering; quality information; PCB layout design; components engineering; procedures and audits (ISO 9001; ISO 14001; and ISO 17025 - test laboratory); mechanical design; technology information; software technologies and business processes.

CELTRO

The Celtro business unit within ECI consists of approximately 25 employees specializing in the development, manufacture and marketing of innovative technologies designed to help cellular operators maximize utilization of their mobile network infrastructure. It has developed the DYNAMATE(R) (Dynamic Mobile Access Transmission Expander), a cost-efficient and feature-scalable optimization solution for the backhaul of GSM cellular networks.

OTHER INTERESTS

ECI also has minority interest in a number of small companies, including those mentioned below. The total value of these holdings on ECI's balance sheet, at December 31. 2002, was $1.6 million.

o AxONLink Inc. - A U.S. corporation, in which ECI has an approximately 35% interest. AxONLink was formed in 2001 to acquired a research and development group from ECI that developed optical access technology.

o Encotone Ltd. - An Israeli company in which ECI has an approximate 23% interest. Encotone is a security solution provider operating in the field of acoustic encoding and encryption algorithms, including digital signature.

o Marnetics Broadband Technologies Ltd. - An Israeli company operating in the field of performance enhancing solutions for the Internet, in which ECI has an approximate 12% interest. Its shares are traded on AMEX under the symbol MXB.

o NetKit Solutions LLC - A U.S. corporation, in which ECI has an approximate 20% interest. NetKit produces, markets and services certain of the Telematics products, a discontinued product of ECI.

o RadioTel Ltd. - An Israeli company in which ECI has an approximate 9% interest. RadioTel is a networking company dedicated to delivering next generation SDH/SONET in a packet world with bandwidth efficient solutions.

o ECI Telecom B.V. - A Dutch company, in which ECI has a 49% interest, which services ECI's discontinued Telematics products. The remaining 51% interest was acquired by the current shareholders from ECI in a management buyout and ECI has agreed to transfer its remaining interest in this company in September 2003.

o Taditel Automotive Electronics Ltd. - An Israeli company, in which ECI has an approximate 15% interest, which acquired the operations of ECI's Tactel/Taditel division in June 2000.

VI. DISCONTINUED OPERATIONS

INNOWAVE ECI WIRELESS SYSTEMS LTD.  ("INNOWAVE")

During 2002, we announced our intention to sell the operations of InnoWave, which was a wholly owned subsidiary of ECI, and accordingly InnoWave's activities were reclassified as discontinued operations. In February 2003, we signed an agreement for the sale of InnoWave's operations to Alvarion Ltd., (Nasdaq: ALVR) which sale was completed on April 1, 2003. (FOR ADDITIONAL DETAILS REGARDING THE SALE OF INNOWAVE SEE ITEM 10- "ADDITIONAL INFORMATION" -"MATERIAL CONTRACTS" UNDER THE CAPTION "INNOWAVE AGREEMENT".)

InnoWave was formed on January 1, 1998 as a subsidiary of Tadiran
Telecommunications Ltd. ("TTL"), which was acquired by, and merged with, ECI in 1999. In 2002, InnoWave generated sales of approximately $46.6 million. As of December 31, 2002, InnoWave had 232 employees worldwide.

InnoWave designed, developed, manufactured and marketed point-to-multipoint wireless systems. These systems allow telecommunications service providers to deliver integrated high quality voice and data services for residential and business end-users. InnoWave was also developing point-to-multipoint broadband wireless systems, which it expected would be commercially available in 2004. In connection with these systems, InnoWave offered, at additional cost, various complementary services, including network design, system installation and customer support.

InnoWave's principal product was the MultiGain Wireless system, a point-to-multipoint fixed wireless access system for the SOHO and residential markets. In addition, it had several products in different stages of development.

CERTAIN OTHER FORMER OPERATIONS

ECI BUSINESS SYSTEMS ("BUSINESS SYSTEMS")

In November 2001, we sold our Business Systems division to a newly formed company, Tadiran Business Systems Ltd. Business Systems was originally operated as part of TTL and was merged into ECI as a result of the merger with TTL. (SEE ABOVE - "INFORMATION ON THE COMPANY - HISTORY AND DEVELOPMENT OF THE COMPANY".) At the time of sale, Business Systems employed approximately 450 persons.

ECI-IT DIVISION

On December 31 2001, we transferred our Information Technology division ("ECI-IT") to EDS Israel, part of the worldwide EDS Group. At the same time, we entered into a five year agreement (valued at approximately $80 million over the five year period) to receive information technology outsourcing services from EDS Israel. All ECI-IT personnel were transferred to EDS and all of its sub-contractor personnel were to be managed by EDS.


GEOGRAPHICAL DISTRIBUTION OF REVENUES

The following is the breakdown of our revenues by geographical distribution, in dollars and as a percentage of total revenues for the years indicated (continuing operations only):


                                         2002                       2001                         2000
                              --------------------------   ------------------------    ------------------------
Europe .................      $  355,682          55.0%    $  429,000         48.1%    $  417,100         39.4%
North America ..........      $   41,299           6.4%    $   95,457         10.7%    $  171,600         16.2%
Africa, Asia Pacific and
   Australia ...........      $  156,392          24 2%    $  199,820         22.4%    $  250,300         23.6%
Israel .................      $   32,749           5.1%    $  110,300         12.4%    $  131,800         12.5%
South America and others      $   60,089           9.3%    $   56,818          6.4%    $   88,013          8.3%
                              ----------           ---     ----------          ---     ----------          ---
Total ..................      $  646,211         100.0%    $  891,395        100.0%    $1,058,813        100.0%
                              ==========         =====     ==========        =====     ==========        =====


FOR DETAILS OF REVENUES, AND CERTAIN OTHER DATA FROM OUR FINANCIAL STATEMENTS, FOR THE FISCAL YEARS 2000 THROUGH 2002, WITH A BREAKDOWN ACCORDING TO THE PRINCIPAL OPERATIONS, SEE ITEM 5 BELOW, "OPERATING AND FINANCIAL REVIEW AND PROSPECTS - RESULTS OF OPERATIONS".


INTELLECTUAL PROPERTY & PROPRIETARY RIGHTS

Our success depends to a significant degree upon the preservation and protection of our products and manufacturing process designs and other proprietary technology. To protect our proprietary technology, we generally limit access to our technology, treat portions of our technology as trade secrets and obtain confidentiality or non-disclosure agreements from persons with access to our technology. Our full-time employees are generally required to sign standard confidentiality agreements. These agreements prohibit employees from disclosing our confidential information, technology developments, and business practices and from disclosing any confidential information entrusted to us by other parties. All of our consultants who have access to our confidential information have signed an agreement requiring them to keep confidential and not disclose our non-public, confidential information.

We (including ECtel) have applied for approximately 450 patents in the United States, Europe, Latin America, Asia and Israel, of which approximately 70 have been granted. Our patent applications include patents for technology relating to transmission (including wideband cross-connect, narrowband server, and inverse multiplexer), SONET/SDH, ATM, xDSL, IP implementation, optical networks and equipment, network management services (including algorithms and protocols) and hardware for power supply sequences.

We are currently preparing several other patent applications, which we intend to file in the future. We can provide no assurance that any patents sought by us will be approved, or that if issued, such patents will not be challenged, and if such challenges are brought that such patents will not be invalidated. We plan to continue to pursue intellectual property protection in foreign countries, primarily in the form of international patents, in instances where the technology covered is considered important enough to justify the added expense.

We also rely on protection available under trademark law. We (including ECtel) have approximately 370 live trademark applications for over 100 different trademarks to be registered in various locations, of which approximately 220 are registered. We are currently preparing several other trademarks applications, which we intend to file in the future.


GOVERNMENT REGULATIONS

We receive grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade for research and development programs. We also receive tax benefits under Israeli law for capital investments that are designated as "approved enterprises." Our participation in these programs is subject to our compliance with certain conditions and imposes certain restrictions upon us. (FOR MORE DESCRIPTION OF THE OFFICE OF THE CHIEF SCIENTIST AND TAX BENEFITS FOR APPROVED ENTERPRISES, SEE "ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS" UNDER THE CAPTIONS "RESEARCH AND DEVELOPMENT" AND "GRANTS FROM THE ISRAELI OFFICE OF THE CHIEF SCIENTIST" AND "ITEM 10 - ADDITIONAL INFORMATION" UNDER THE CAPTION "ISRAELI TAX CONSIDERATION AND GOVERNMENT PROGRAMS").

ORGANIZATIONAL STRUCTURE

ECI Telecom Ltd. is part of a group of which it is the parent company. It has a number of subsidiaries in Israel and throughout the world.

In Israel, currently our only significant subsidiary is ECtel Ltd., a company incorporated in Israel and whose shares are publicly traded on the Nasdaq National Market. As at March 31, 2003, we held approximately 58.4% of the beneficial and voting rights in ECtel.

We also have a number of regional subsidiaries (held directly or through intermediary companies) that carry out ancillary operations for us, primarily sales, marketing and customer support. The most significant of these are the following subsidiaries, all wholly-owned:


       ECI Telecom GmbH (incorporated in Germany);
       ECI Telecom France S.A.R.L. (incorporated in France);
       ECI Telecom (UK) Limited (incorporated in the United Kingdom); and ECI Telecom, Inc. (incorporated in the United States).

We also have minority interests in a number of other companies, the most significant of these is Veraz Networks, Inc., a Delaware corporation, whose wholly-owned subsidiary, Veraz Networks Ltd., is incorporated in Israel.

SEE ALSO THE LIST OF SUBSIDIARIES APPENDED TO THIS ANNUAL REPORT AS EXHIBIT 8.1 IN ITEM 19.

PROPERTY, PLANTS AND EQUIPMENT

We conduct most of our research, development, engineering, management and administrative activities at our principal facilities in Petah Tikva, Israel, situated just to the east of Tel Aviv. Our manufacturing takes place elsewhere in Israel, at facilities situated in Ofakim and Kiriat Shemoneh, Integration and assembly is carried out by us in Petah Tikva and at facilities in Jerusalem. We also utilize some outsourcing manufacturing outside Israel.

We own part of our Petah Tikva facilities, comprising approximately 330,000 square feet of floor space, as well as an adjacent lot (of approximately 300,000 square feet) used for parking. We also own facilities in Jerusalem (approximately 83,000 square feet of floor space) and in Clearwater, Florida (approximately 80,000 square feet of floor space, of which approximately 16,000 square feet is warehouse space), which is currently leased to a third party.

We lease the remainder of our facilities in Petah Tikva, comprising approximately 300,000 square feet of floor space (excluding property sublet to third parties), and in other locations in Israel, aggregating approximately 90,000 square feet of floor space (excluding a warehouse facility of approximately 120,000 square feet).

Outside Israel, we lease offices and other facilities in the United States, Europe, Latin America and the Asia-Pacific region, which are used primarily for sales, marketing, operations and customer support. Excluding property sublet to third parties, these facilities comprise approximately 300,000 square feet of floor space, the largest being the facilities in Fort Lauderdale, Florida (approximately 48,000 square feet) and Basingstoke, Hampshire, UK (approximately 32,000 square feet). The leases have terms of varying lengths.

ECtel leases its main office, research and development and production facilities, comprising approximately 75,000 square feet of floor space in Petah Tikva, together with approximately 25,000 square feet of office space in the United States, approximately 2,000 square feet of office space in the United Kingdom and approximately 1,000 square feet of office space in the Germany.

Since January 2002, we have reduced the total area of the properties leased to us in Israel by approximately 250,000 square feet of floor space, either by the surrender or termination of the leases, or by the sale or spin-off of certain operations including liability for the properties leased for the purposes of such operations. We have some reserve capacity in the properties leased to us and believe that, if necessary and to the extent we choose to do so, each of the leases covering our properties could be extended on acceptable terms. However, the failure to obtain an extension of any or all of our leases would not have a material adverse effect on us since adequate alternative space is expected to be available for lease to us near our present locations.

On February 5, 2001, we entered into a secured facility agreement with two of our principal bankers, pursuant to which we placed mortgages on our real estate holdings in Israel. (FOR MORE INFORMATION ABOUT THE FACILITY AGREEMENT, SEE ITEM 10 -"ADDITIONAL INFORMATION" UNDER THE CAPTION "MATERIAL CONTRACTS".)

Our manufacturing facilities and production machinery in Israel are generally utilized on a three-shift basis where we utilize automated manufacturing and on a single-shift basis, with some overtime, in facilities that are not automated. We own our production machinery and laboratory equipment. We have designed and improved some of our production equipment, particularly test equipment.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH ECI'S CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES TO THOSE FINANCIAL STATEMENTS THAT ARE INCORPORATED BY REFERENCE INTO THIS ANNUAL REPORT. OUR CONSOLIDATED FINANCIAL STATEMENTS ARE PREPARED IN CONFORMITY WITH U.S. GAAP.

OPERATING RESULTS

Overview and General

The consolidated financial results discussed here represent those of ECI Telecom Ltd. and its subsidiaries as of December 31, 2002. Results and percentage relationships presented here and in the consolidated financial statements are not necessarily indicative of trends in operating results for any future periods.

ECI is based in Israel. We maintain our books and records in Israeli currency and in dollars (in compliance with Israeli statutory requirements and Statement of Financial Accounting Standards ("SFAS") No. 52 of the Financial Accounting Standards Board of the United States (the "FASB")). Our export sales are made in dollars and other non-Israeli currencies. (SEE ITEM 4 - "INFORMATION ON THE COMPANY" - "OUR COMPANY" UNDER THE CAPTION "GEOGRAPHICAL DISTRIBUTION OF REVENUES" AND ITEM 8 -- "FINANCIAL INFORMATION" UNDER THE CAPTION "EXPORT SALES".) Currency hedging and other efforts are undertaken to maintain the dollar value of most export sales, purchase orders, and forecasts made in non-dollar currencies. Most purchases of materials and components, as well as most selling and other expenses incurred outside Israel, are in dollars (although salaries to our employees are generally paid in Israeli currency). In view of the foregoing, we consider the dollar to be the currency of the principal economic environment in which we operate and, therefore, we have adopted and are using the dollar as our functional currency. Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in currencies other than dollars are re-measured in dollars in accordance with the principles set forth in SFAS 52.

Since the fourth quarter of 2000, we have faced a major international telecom market downturn. Sales throughout ECI have been affected by the downturn in the global market with particular softness in the Asia Pacific market, the United States and the United Kingdom. (SEE ITEM 1 OF NOTE 20 TO OUR CONSOLIDATED FINANCIAL STATEMENTS INCORPORATED BY REFERENCE INTO THIS ANNUAL REPORT.)

In 2000, we announced a proposed plan to reorganize ECI, with a view to transferring ECI's operations to five distinct companies,* with the parent company, at least initially, to serve as a holding company and sub-contractor of the devolved companies. This reorganization was to be effectuated, in the first stage, by transferring to the respective companies the personnel, business operations, assets and liabilities of the business to be conducted by such company. As part of the reorganization plan, Inovia Telecom Export Ltd. a wholly owned subsidiary of ECI, was to be merged with and into ECI, which merger was approved by the Israeli tax authorities and by the court and was carried out as of December 31, 2000. Effective January 1, 2001, each of the companies was established as a wholly owned subsidiary of ECI and absorbed the personnel of the relevant operations. However, the assets and liabilities were not transferred to the relevant companies. The reorganization plan also envisaged a second stage, when, if market, business and other conditions were favorable, our board of directors would consider distributing the shares of one or more of the companies to our shareholders. In May 2001, our board of directors resolved to delay the implementation of the second stage of the reorganization plan due primarily to the decline in the worldwide communications market.

---------------------------------

* Inovia Telecoms Ltd., Lightscape Networks Ltd., Enavis Networks Ltd., ECI Telecom-NGTS Ltd. and InnoWave ECI Wireless Systems Ltd.

In November 2002, our board of directors decided to halt the proposed reorganization and not to transfer the relevant assets and liabilities to the relevant companies. We decided to focus our activities on our core businesses, which were to be reorganized into two new divisions, the Inovia Broadband Access Division (the Inovia operations) and the Lightscape Optical Networks Division (which combined the operations of Lightscape and Enavis) and the employees of the respective subsidiaries were to be re-integrated into the parent company. The principal operations associated with a fourth company, ECI Telecom-NGTS Ltd., were combined with those of a third party, renamed Veraz Networks, in which ECI has a substantial minority interest. During 2002, we announced our intention to sell the operations of the fifth company, InnoWave ECI Wireless Systems Ltd., which sale was completed in April 2003. Accordingly InnoWave's activities, including those for earlier periods, have been reclassified as discontinued operations, and all data in this item, unless otherwise stated, excludes discontinued operations. (FOR FURTHER DETAILS SEE ITEM 4 - "INFORMATION ON THE COMPANY" UNDER THE CAPTIONS "HISTORY AND DEVELOPMENT OF THE COMPANY" AND "BUSINESS OVERVIEW".)

CRITICAL AND OTHER SIGNIFICANT ACCOUNTING POLICIES

The preparation of our financial statements in conformity with generally accepted accounting principles requires us to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On a regular basis, we evaluate and may revise our estimates. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities, that are not readily apparent. Some of those judgments can be complex, and consequently, actual results may differ from those estimates. For any given individual estimate, judgment or assumption made by us, there may be alternative estimates, judgments or assumptions, which are also reasonable. The following sections include references to certain critical accounting policies that are impacted significantly by judgments, assumptions and estimates used in the preparation of our consolidated financial statements.

REVENUE RECOGNITION

Our revenue recognition policy is significant because our revenue is a key component of our results of operations. We follow very specific and detailed guidelines, several of which are discussed below, in measuring revenue. However, such guidelines may require the exercise of certain judgments, estimates and assumptions.

System revenues are recognized when the product has already been delivered and when title to the system and risk of loss have been substantially transferred to the customer, provided that collection is reasonably assured. When the sale arrangement includes customer acceptance provisions with respect to network interoperability, revenue is not recognized before we have demonstrated that the criteria specified in the acceptance provisions have been satisfied.

When the sales contract ties a significant portion of the payment for equipment to acceptance or when installation is essential to the functionality of the equipment, we defer recognition of all revenue at least until obtaining acceptance or until installation is completed. Otherwise, we consider the sale of equipment and its installation to be two separate elements of the arrangement and only defer the fair value of the installation services (but not less than the amount contingent upon completion of installation, if any) to the period in which such installation occurs. If the fair value of the separate elements cannot be determined with sufficient reliability, the revenue from the entire arrangement is deferred.

Revenues from sales involving long-term credit arrangements at less than accepted interest rates are recorded at the present value of the related future cash flows. The difference between the amounts receivable and their present value is to be recognized as interest income over the period of the debt.

Software license revenue is generally recognized at the time the software is delivered to the customer, if collection is probable and we have no significant obligations remaining under the sales or licensing agreement and no significant customer acceptance requirements exist subsequent to software delivery.

Service revenues from product maintenance contracts and separately priced extended warranty contracts are generally recognized ratably over the contract period, while revenue from software services generally is recognized as the services are performed or, if no pattern of performance is evident, ratably over the period during which they are performed. The estimated sales value of performance on long-term contracts is recognized using the percentage of completion method. The percentage of completion is determined as a ratio of accumulated costs incurred (including materials, labor and overhead) to total estimated costs of the contract.

In the event that we anticipate a loss on a particular contract, such anticipated loss is provided for in full.

INVENTORY

Inventories are stated at the lower of cost or market. As regards raw materials (including components), the cost is determined on the moving average basis. As regards work in process and finished products, the cost of raw materials and components is determined on the moving average basis and labor costs and the cost of overhead components are determined on the basis of actual manufacturing costs. In determining inventory value, we make assumptions as to the market value of inventory. If there is a sudden and significant decrease in demand for our products or there is a higher risk of inventory obsolescence because of a rapidly changing technology and customer requirements, we may be required to increase our inventory allowances and our gross margin could be adversely affected.

ACCRUED WARRANTY COSTS

Accrued warranty costs are calculated in respect of products sold and work performed (for periods subsequent to performance of the work or delivery of the products) based on our estimation and in accordance with our prior experience. If we experience an increase in warranty claims that are higher than our historical experience, our gross margin could be adversely affected.

ALLOWANCE FOR DOUBTFUL DEBTS

Our financial statements include an allowance that we believe reflects adequately the loss inherent in receivables for which collection is in doubt. In determining the adequacy of the allowance we based our estimate on information at hand about debtors' financial situation, the volume of their operations, aging of the balance and evaluation of the security received from them or their guarantors and the existence of credit insurance policies and the terms of payment. If there is a major deterioration in a major customer's credit worthiness or actual defaults are higher than our historical experience, our estimates of the recoverability of amounts due to us could be adversely affected. This would result in an increase in our general and administrative expenses by increasing the allowance for bad and doubtful debts and would decrease the amount of our trade receivables. In performing this evaluation, significant judgments and estimates are involved based upon the factors that affect a debtor's ability to pay, all of which can change rapidly and without advance warning.

DEFERRED TAXES

We account for income taxes under SFAS 109 "Accounting for Income taxes".

Under SFAS 109 deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax losses and other deductions which may be deductible for tax purposes in future years, based on tax rates applicable to the periods in which such deferred taxes will be realized. Deferred tax assets for future tax benefits from realization are included when their realization is more likely than not. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Deferred tax assets and liabilities are presented as current or long-term items in accordance with the nature of assets or liabilities to which they relate, according to the date of their realization.

Deferred taxes were not recorded in respect of the following matters -

o Taxes on accumulated profits in consolidated subsidiaries and affiliated companies, as no intention to realize such investments exists;

o Certain undistributed earnings of foreign consolidated subsidiaries which are taxable upon distribution by way of dividend, as no such dividend distribution intention exists; and

o Differences between the rate of change in the Israeli Consumer Price Index (which serves as a basis for measurement for tax purposes) and the rate of change in the NIS/dollar exchange rate, which is in accordance with paragraph 9(f) of SFAS 109.

Deferred taxes have not been provided for the temporary difference relating to operations in both our Israeli subsidiaries and our "approved enterprises" as the tax laws provide methods, set forth below, whereby the reported amounts of these investments can be recovered tax-free and we expect that we will ultimately utilize these methods.

o Earnings distributed by our Israeli subsidiaries relating to "approved enterprises" can be transferred to us by way of a tax-free merger.

o Earnings distributed related to our "approved enterprises" are not taxable to us in a liquidation, as such taxes would be due from shareholders.

o Earnings distributed by our Israeli subsidiaries that are not attributable to an "approved enterprise" are not taxable.

Our financial statements include deferred tax assets, net, which are calculated according to the above methodology. If there is an unexpected critical deterioration in our operating results and forecasts, we would have to increase the valuation allowance with respect to those assets. We believe that it is more likely than not that the deferred tax assets will be realized in subsequent years.

CAPITALIZATION OF SOFTWARE DEVELOPMENT COSTS

We capitalize certain software development costs in accordance with SFAS No. 86 "ACCOUNTING FOR COSTS OF COMPUTER SOFTWARE TO BE SOLD, LEASED OR OTHERWISE MARKETED". Capitalization of software development costs begins upon the determination of technological feasibility as defined in SFAS No. 86 and continues up to the time the software is available for general release to customers, at which time capitalized software costs are amortized to research and development costs on a straight-line basis over the expected life of the related product, generally two to three years.

Software development costs include costs that relate principally to projects that have recently been released or are not yet available for release to customers. We believe that future revenues related to these projects will be sufficient to realize the amounts capitalized at December 31, 2002, and as such these amounts will be recovered over the lives of the related projects. It is possible, however, that those estimates of future revenues could be adversely impacted if these projects are not finally completed and released during 2003 or if market acceptance of related technology is not as we anticipated. As a result, the recoveries of these capitalized software development costs through future revenues could be reduced materially. In such an event, related capitalized software development costs will be written off in the relevant accounting period.

GOODWILL, INTANGIBLE ASSETS AND OTHER LONG-LIVED ASSETS

Under current accounting standards, we make judgments about the remaining useful lives of goodwill, other intangible assets and other long-lived assets, including assumptions about estimated future cash flows and other factors to determine the fair value of the respective assets.

We have adopted SFAS No. 142 "GOODWILL AND INTANGIBLE ASSETS" issued by the FASB in July 2001. Pursuant to SFAS No. 142 goodwill and intangible assets that have indefinite useful lives will not be subject to amortization, but instead will be tested at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortized over their useful lives, but without the constraint of an arbitrary ceiling (as was set before by APB Opinion No. 17, "INTANGIBLE ASSETS").

In connection with the transitional impairment evaluation, SFAS No. 142 required us to perform an assessment of whether there was an indication that goodwill was impaired as of January 1, 2002. To accomplish this, we were required to (1) identify our reporting units, (2) determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units, and (3) determine the fair value of each reporting unit. If the carrying value of any reporting unit exceeds its fair value, then detailed fair values for each of the assigned assets (excluding goodwill) and liabilities will be determined to calculate the amount of goodwill impairment, if any. The difference between the fair value of the reporting unit and the fair value of the assigned and unassigned assets (excluding goodwill) and liabilities related to the reporting unit represents the "fair value" of the goodwill. If the fair value of the goodwill is lower than its carrying value, SFAS No. 142 requires that the difference be written off.

In 2002, we performed the transitional impairment as provided in SFAS No. 142. Accordingly, a loss from a decline in value of goodwill, in the amount of $37.2 million was incurred as a cumulative effect of a change in accounting policy. Of this sum, $36.6 million was attributed to InnoWave, presented as a discontinued operation in Note 21 to our consolidated financial statements incorporated by reference into this report. (FOR FURTHER DETAILS SEE ALSO NOTE 1U1. TO OUR CONSOLIDATED FINANCIAL STATEMENTS INCORPORATED BY REFERENCE INTO THIS REPORT.)

We adopted SFAS No. 144, "ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS" as of January 1, 2002. SFAS No. 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future cash flows expected to be generated by the asset or used in its disposal. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized. Long lived assets held for sale are reported at the lower of the carrying amount or fair value less costs to sell, and are not depreciated from the day they are classified as held for sale. (SEE NOTES 20 AND 21 TO OUR CONSOLIDATED FINANCIAL STATEMENTS INCORPORATED BY REFERENCE INTO THIS REPORT.)

At the beginning of 1999, ECI completed its merger with TTL. The merger was accounted for under the purchase method and the excess cost of the acquisition over the estimated fair value of the net assets acquired amounted to $229.9 million. Of this amount $87.3 million was written off immediately as in-process research and development ("IPRD") and the remaining $142.6 million was initially allocated mainly to goodwill, workforce in place, patents and trademarks, but was written off primarily in 2001. The weighted average annual amortization rate was approximately 10%. TTL's results of operations have been consolidated with those of ECI from January 1, 1999.

In April 2000, ECI and its wholly owned U.S. subsidiary purchased WavePacer, Pulse Communications Inc.'s Digital Subscriber Line (DSL) business unit located in Herndon, Virginia, for cash consideration of $62.7 million. The excess of the purchase price over the fair value of the net tangible assets amounted to $59 million, of which $20.5 million related to IPRD. (FOR FURTHER DETAILS, SEE THE DISCUSSION OF "PURCHASE OF IN-PROCESS RESEARCH AND DEVELOPMENT" BELOW IN THIS ITEM, UNDER THE CAPTIONS "RESULTS OF OPERATIONS" - "2001 COMPARED TO "2000".) Following periodic amortization during 2000, we wrote off the remainder of this acquisition asset in the first quarter of 2001 as an impairment of assets.

In June 2000, InnoWave purchased all the shares of WinNet Metropolitan Communications Systems Inc., an emerging broadband wireless communications company located in the Silicon Valley in California, for cash consideration of $40.5 million. In addition, because certain milestones stipulated in the purchase agreement were achieved during 2000, we paid additional consideration of approximately $7.0 million. The excess of the purchase price over the fair value of the net tangible assets amounted to $47.6 million, of which $8.3 million related to IPRD. Following periodic amortization during 2000, we wrote off the remainder of this acquisition asset in the first quarter of 2001 as an impairment of assets, now included in the results of discontinued operations.

RELEVANT RECENTLY ENACTED ACCOUNTING STANDARDS

o SFAS NO. 146 - In June 2002, the FASB issued SFAS No. 146, "ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES" which nullifies the Emerging Issues Task-Force ("EITF") Issue No. 94-3, "LIABILITY RECOGNITION FOR CERTAIN EMPLOYEE TERMINATION BENEFIT AND OTHER EXIT COSTS TO EXIT AN ACTIVITY (INCLUDING CERTAIN COSTS INCURRED IN A RESTRUCTURING)". The principal difference between SFAS No. 146 and EITF Issue No. 94-3 relates to its requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue No. 94-3, a liability for an exit cost as defined in EITF Issue No. 94-3 was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 is required to be adopted for exit or disposal activities initiated after December 31, 2002. We believe that the adoption of SFAS No. 146 will not have a significant impact on our financial position and results of operations.

o FASB INTERPRETATION NO. 45 - In November 2002, the FASB issued Interpretation No. 45, "GUARANTOR'S ACCOUNTING AND DISCLOSURE REQUIREMENTS FOR GUARANTEES, INCLUDING INDIRECT GUARANTEES OF INDEBTEDNESS OF OTHERS" ("FIN No. 45"), which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantee. FIN No. 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees.

FIN No. 45 requires the guarantor to recognize a liability for the non-contingent component of the guarantee, this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements.

We have adopted the disclosure requirements of FIN No. 45 (SEE NOTE 11G TO OUR CONSOLIDATED FINANCIAL STATEMENTS INCORPORATED BY REFERENCE INTO THIS REPORT.) and will apply the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002. We are assessing the impact of the adoption of FIN No. 45 on our financial position and results of operations.

o SFAS NO. 148 - In December 2002, the FASB issued SFAS No. 148, "ACCOUNTING FOR STOCK BASED COMPENSATION - TRANSITION AND DISCLOSURE - AN AMENDMENT OF FASB STATEMENT NO. 123". SFAS No. 148 permits two additional methods for entities that adopt the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires new disclosures about the ramp-up effect of stock-based employee compensation on reported results and that those effects be disclosed more prominently by specifying the form, content, and location of those disclosures. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statement for interim periods beginning after December 15, 2002.

We have decided to continue accounting for our fixed plan stock options in accordance with the intrinsic value-based method of accounting prescribed by APB Opinion No. 25, "ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES", and related interpretations, including FASB Interpretation No. 44, "ACCOUNTING FOR CERTAIN TRANSACTIONS INVOLVING STOCK COMPENSATION AN INTERPRETATION OF APB OPINION NO. 25" issued in March 2000.

o EITF NO. 00-21 - In November 2002, the EITF issued its consensus on EITF Issue No. 00-21, "REVENUE ARRANGEMENTS WITH MULTIPLE DELIVERABLES" on an approach to determine whether an entity should divide an arrangement with multiple deliverables into separate units of accounting. According to the EITF in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met:

(1) The delivered item(s) has value to the customer on a standalone basis,

(2) There is objective and reliable evidence of the fair value of the undelivered item(s),

(3) If the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.

If all the conditions above are met and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values. However, there may be cases in which there is objective and reliable evidence of the fair value(s) of the undelivered item(s) in an arrangement but no such evidence for one or more of the delivered items. In those cases, the residual method should be used to allocate the arrangement consideration. The guidance in EITF Issue No. 00-21 is effective for revenue arrangements entered into in fiscal beginning after June 15, 2003. Alternatively, entities may elect to report the change in accounting as a cumulative-effect adjustment in accordance with Opinion 20. If so elected, disclosure should be made in periods subsequent to the date of initial application of this consensus of the amount of recognized revenue that was previously included in the cumulative effect adjustment. We are assessing the impact of the adoption of EITF Issue No. 00-21 on our financial position and the results of our operations.

o SFAS NO. 149 - In April 2003, the FASB issued SFAS No. 149, "AMENDMENT OF STATEMENT 133 ON DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES", which amends SFAS No. 133, "ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES", to address (1) decisions reached by the Derivatives Implementation Group, (2) developments in other Board projects that address financial instruments, and (3) implementation issues related to the definition of a derivative. SFAS No. 149 has multiple effective date provisions depending on the nature of the amendment to SFAS No. 133. We are assessing the impact of the adoption of SFAS No. 149 on our financial position and results of operations.

o SFAS NO. 150 - In May 2003, the FASB issued SFAS No. 150, "ACCOUNTING FOR CERTAIN FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY". SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of SFAS No. 150 and still existing at the beginning of the interim period of adoption. Restatement is not permitted. For non-public entities, mandatorily redeemable financial instruments are subject to the provisions of SFAS No. 150 for the first fiscal period beginning after December 15, 2003. We are assessing the impact of the adoption of SFAS 150 on our financial position and results of operations.

EFFECTIVE CORPORATE TAX RATE

Israeli companies are generally subject to tax at the rate of 36% on taxable income. However, the effective tax rate payable by a company that derives income from an approved enterprise (under the Law for the Encouragement of Capital Investments, 1959 (the "Investment Law")) may be considerably lower. Since a major part of our Israeli operations have been granted "approved enterprise" status, we are subject to taxation on income from these operations at appreciably reduced rates applicable to these types of enterprises. Since we currently have substantial carryforward operating losses from earlier years and therefore have no taxable income, these tax benefits will only apply to any taxable income we may realize in the future after offsetting all carryforward losses. Under the Income Tax (Inflationary Adjustments) Law, 1985, results for tax purposes are measured in real terms, in accordance with the Israeli Consumer Price Index ("CPI"), or in the exchange rate of the dollar for a "Foreign Investors' Company", as defined by the Investment Law. We have elected to measure our results on the basis of the changes in the Israeli CPI.

Under the Investment Law, we also qualify as a "Foreign Investors' Company," resulting in a further reduction in the rate of Company Tax applicable to taxable income from the approved enterprise and, in respect of a portion of such taxable income, an extension of the period during which the benefits of approved enterprise status are applicable to the earlier of 7 or 10 years from the date we first report taxable income from the facilities for which approval is sought (depending on the geographic location of the facilities), 12 years from the date the facilities are first put into operation or 14 years from the date of approval of a particular investment. Based on our information as to share ownership as at December 31, 2002, our tax rate for 2002 applicable to our taxable income derived from approved enterprises was 25%, as compared to 20% in 2001.

During the years 2002, 2001 and 2000, we incurred net losses from our operations and accordingly, in 2002, we received a tax refund, and in 2001 and 2000, our tax rate was minimal. Our future effective tax rate in Israel will depend on the "approved enterprise" portion of our earnings, the percentage of share ownership by nonresidents of Israel and the relationship between local inflation in Israel and the existing exchange rate of the dollar to the shekel. At December 31, 2002, we had accumulated operating losses for tax purposes amounting to approximately $332.7 million. These operating losses are available indefinitely to offset future taxable business income. In addition, as of December 31, 2002, our carryforward capital losses for tax purposes were $134.4 million. The vase majority of these capital losses are available indefinitely to offset capital gains.

All of our foreign subsidiaries are subject to income tax in their respective locations. If the earnings of these subsidiaries increase, our average tax rate may increase.

RESULTS OF OPERATIONS

The following table sets forth certain income data expressed as a percentage of revenues for the periods indicated:


                                                                   ----------------- -------------- --------------
                                                                         2002              2001          2000
                                                                   ----------------- -------------- --------------
Revenues........................................................        100.0%            100.0%         100.0%
Cost of revenues................................................         59.6%             80.9%          62.2%
Royalties to the government.....................................          1.6%              1.6%           1.9%
                                                                   ----------------- -------------- --------------
Gross profit....................................................         38.8%             17.5%          35.9%
Research and development expenses, net..........................         14.4%             13.9%          12.5%
Selling, general and administrative expenses....................         32.6%             26.4%          25.8%
Restructuring, spin-off and impairment expenses.................             --            13.0%           4.5%
Purchase of in-process research and development.................             --             0.1%           1.9%
                                                                   ----------------- -------------- --------------
Operating loss..................................................         (8.2%)           (35.9%)         (8.8%)
Financial income, net...........................................          1.0%              0.6%           1.4%
Other income (expenses) - net...................................         (2.1%)            (3.6%)          3.3%
                                                                   ----------------- -------------- --------------
Loss on continuing operations before taxes on income............         (9.3%)           (38.9%)         (4.1%)
Taxes on income.................................................         (1.4%)                --             --
                                                                   ----------------- -------------- --------------
Loss from continuing operations after taxes on income...........        (10.7%)           (38.9%)         (4.1%)
Company's equity in results of investee companies, - net........         (0.5%)            (0.1%)         (0.1%)
Minority interest in results of subsidiaries ...................         (0.9%)            (0.3%)         (0.2%)
                                                                   ----------------- -------------- --------------
Loss from continuing operations.................................        (12.1%)           (39.3%)         (4.4%)
Loss from discontinued operation, net of tax....................        (12.0%)            (7.2%)         (2.2%)
Cumulative effect of accounting change, net of tax..............         (0.1%)             0.2%          (2.1%)
                                                                   ----------------- -------------- --------------
Net loss........................................................        (24.2%)           (46.3%)         (8.7%)
                                                                   ================= ============== ==============


The following table sets forth certain income statement data of each of the principal operations of ECI, including ECtel (a partly owned subsidiary) for the years ended December 31, 2002, 2001 and 2000. During the reported periods, ECI was operated as five separate divisions plus ECtel, with results reported to management as such. Accordingly, the results of operations for these periods are reported for each of these business units (other than InnoWave - a discontinued operation), and for other operations. Effective from the beginning of 2003, ECI has operated as two separate divisions plus ECtel, and as a result, results for future periods will be reported for each of these three business units and for other operations.

The following financial information is the information that the management uses for analyzing ECI's financial results.


                                                                         YEAR ENDED DECEMBER 31, 2002
                                                                                ($ THOUSANDS)
                                                              INOVIA      LIGHTSCAPE      ENAVIS         NGTS
                                                            -----------   ----------     --------     ---------
Revenues                                                        241,807     179,419        53,799        66,054
Cost of revenues                                                174,120     111,617        31,601        23,809
Inventory write-off                                                   -       5,646             -         1,800
                                                            -----------   ----------     --------     ---------
Gross profit                                                     67,687      62,156        22,198        40,445
Research and development costs, net                              27,450      25,943        15,357        11,248
Selling and marketing expenses                                   24,533      42,897        10,645        16,412
General and administrative expenses                               9,971      12,605         6,443         7,697
Amortization of acquisition-related intangible assets             1,080           -             -           680
Impairment of assets                                                  -           -             -             -
                                                            -----------   ----------     --------     ---------
Operating income (loss)                                           4,653    (19,289)      (10,247)         4,408
                                                            ===========   ==========     ========     =========

                                                                YEAR ENDED DECEMBER 31, 2002
                                                                       ($ THOUSANDS)
                                                                ECTEL       OTHER        TOTAL
                                                             -----------  ----------   ---------
Revenues                                                         95,777        9,355      646,211
Cost of revenues                                                 38,103        8,535      387,785
Inventory write-off                                                   -            -        7,446
                                                             -----------  ----------   ----------
Gross profit                                                     57,674          820      250,980
Research and development costs, net                              12,874          225       93,097
Selling and marketing expenses                                   17,902        2,852      115,241
General and administrative expenses                               9,690       45,650*      92,056
Amortization of acquisition-related intangible assets                 -           -         1,760
Impairment of assets                                                  -        1,525        1,525
                                                             ----------   ----------   ----------
Operating income (loss)                                          17,208      (49,432)     (52,699)
                                                             ==========   ==========   =========

* Including provision for specific doubtful debt of $34,000 thousand.

                                                                        YEAR ENDED DECEMBER 31, 2002
                                                                              ($ THOUSANDS)
                                                               INOVIA    LIGHTSCAPE       ENAVIS         NGTS
                                                             ---------   ----------      --------     ---------
Revenues                                                        332,338     210,089       101,667        83,204
Cost of revenues                                                318,338     132,088        58,080        28,613
Inventory write-off                                              41,595      35,255         5,661        16,285
                                                            -----------   ----------     --------     ---------
Gross profit (loss)                                             (27,595)     42,746        37,926        38,306
Research and development costs, net                              34,447      27,601        23,489        21,428
Selling and marketing expenses**                                 25,498      44,831        15,751        25,334
General and administrative expenses                              14,019      17,927        13,226        11,144
Amortization of acquisition-related intangible assets             4,711           -         4,596           880
Impairment of assets                                             39,806           -        44,766         8,898
Inovia royalties settlement with government of Israel             8,394           -             -             -
Restructuring and spin-off expenses                               4,365       1,778         6,131           840
Purchase of in-process research and development                       -           -             -             -
                                                            -----------   ----------     --------     ---------
Operating income (loss)                                        (158,835)    (49,391)      (70,033)      (30,218)
                                                            ===========   ==========     ========     =========

                                                                 YEAR ENDED DECEMBER 31, 2002
                                                                        ($ THOUSANDS)
                                                                ECTEL        OTHER         TOTAL
                                                             -----------  -----------   ----------
Revenues                                                         80,598      83,499       891,395
Cost of revenues                                                 33,815      65,171       636,105
Inventory write-off                                                   -         367        99,163
                                                             ----------   ----------   ----------
Gross profit (loss)                                              46,783      17,961       156,127
Research and development costs, net                              10,986       5,516       123,467
Selling and marketing expenses**                                 15,098      12,478       138,990
General and administrative expenses                               8,904      12,984        78,204
Amortization of acquisition-related intangible assets                 -           -        10,187
Impairment of assets                                                  -       3,056        96,526
Inovia royalties settlement with government of Israel                 -           -         8,394
Restructuring and spin-off expenses                                   -       6,267        19,381
Purchase of in-process research and development                     916           -           916
                                                             ----------   ----------   ----------
Operating income (loss)                                          10,879     (22,340)     (319,938)
                                                             ==========   ==========   =========


** ECI reclassified the royalties to the Government of Israel relating to research and development from selling expenses to the cost of revenues.

***  Including revenues of the Business Systems unit of $45,510 thousand.

                                                                          YEAR ENDED DECEMBER 31, 2000
                                                                                 ($ THOUSANDS)
                                                               INOVIA     LIGHTSCAPE     ENAVIS         NGTS
                                                             ----------  -----------   ----------    ----------
Revenues                                                        271,970      256,726      151,811       158,601
Cost of revenues                                                258,737      140,234       74,401        53,248
Inventory write-off                                               2,559            -            -         5,621
                                                             ----------  -----------    ---------    ----------
Gross profit                                                     10,674      116,492       77,410        99,732

Research and development costs, net                              30,666       33,372       16,993        30,864
Selling and marketing expenses                                   40,886       50,298       23,660        38,160
General and administrative expenses                              14,792       17,267       13,550        15,461
Amortization of acquisition-related intangible assets             4,405            -        5,747             -
Impairment of assets                                              1,568            -            -           630
Restructuring and spin-off expenses                               2,872          855        2,623         3,129
Purchase of in-process research and development                  20,500            -            -             -
                                                             ----------  -----------   ----------    ----------
Operating income (loss)                                        (105,015)      14,700       14,837        11,488
                                                             ==========  ===========   ==========    ==========

                                                                 YEAR ENDED DECEMBER 31, 2000
                                                                      ($ THOUSANDS)
                                                               ECTEL      ****OTHER      TOTAL
                                                            ----------   ------------ ----------
Revenues                                                        59,735       159,970   1,058,813
Cost of revenues                                                25,942       117,103     669,665
Inventory write-off                                                  -         1,142       9,322
                                                            ----------   ------------  ---------
Gross profit                                                    33,793        41,725     379,826

Research and development costs, net                              8,047        12,268     132,210
Selling and marketing expenses                                  11,051        18,777     182,832
General and administrative expenses                              6,370        10,352      77,792
Amortization of acquisition-related intangible assets              143         1,879      12,174
Impairment of assets                                                 -        20,770      22,968
Restructuring and spin-off expenses                                  -        14,934      24,413
Purchase of in-process research and development                      -             -      20,500
                                                            ----------   ------------  ----------
Operating income (loss)                                          8,182       (37,255)    (93,063)
                                                            ==========   ============  ==========

     ****  Including revenues of the Business Systems unit of $83,080 thousand.

2002 COMPARED WITH 2001

REVENUES

Revenues consist primarily of the sales of our products and related services to telecommunications service providers. ECI's revenues from its continuing operations decreased by 27.5% to $646.2 million in 2002 compared with $891.4 million in 2001.

o Lightscape's sales fell by 14.6% to $179.4 million in 2002 compared with $210.1 million in 2001. This decrease was primarily the result of the overall decline in the optical market and increased competition, particularly in the Asia Pacific region.

o Inovia's sales fell by 27.2% to $241.8 million in 2002 compared with $332.3 million in 2001. This decrease was primarily the result of a decrease in orders from Deutsche Telekom.

o Enavis's sales fell by 47.0% to $53.8 million in 2002 compared with $101.7 million in 2001. This decrease in sales was due mainly to the decline in the market for transmission equipment in the United States, including the collapse of certain telecommunications service providers.

o NGTS's sales decreased by 20.5% to $66.1 million in 2002 compared with $83.2 million in 2001. This decrease was due primarily to overcapacity in the international networks (particularly in the United States) and the continuing decline in the price of optical fiber. On December 31, 2002, the principal operations of NGTS were combined with a third party, NexVerse, which was renamed Veraz Networks, Inc., in which we hold a substantial minority interest. Accordingly, with effect from January 1, 2003, we have included Veraz Networks's results on an equity basis.

o ECtel's sales grew by 18.9% to $95.8 million in 2002 compared with $80.6 million in 2001. This rise in sales was due primarily to an increase in sales of surveillance solutions in response to heightened concern regarding terrorism after the September 11, 2001 events, partially offset by a decrease in sales of revenue assurance solutions. However, ECtel's revenues for the quarter ended March 31, 2003, were $15.2 million, compared to $24.1 million in the fourth quarter of 2002 and $23.1 million in the first quarter of 2002. ECtel's net loss for the quarter was $3.8 million, compared to net income of $4.4 million and $4.1 million, in the fourth and first quarters of 2002, respectively. This decrease resulted from lower sales of both surveillance and revenue assurance solutions.

o No revenues were recorded in 2002 for the Business Systems Unit, which had been sold in 2001, compared to net revenues of $45.5 million for this unit in 2001.

GROSS MARGINS

Cost of sales consists of the cost of materials, salaries, depreciation, warranty costs and other direct expenses related to the manufacture, installation and support of our products. Gross margin in 2002 increased to 38.8%. The gross margin in 2001 was 17.5%, which had been significantly impacted by inventory write-offs of $99.2 million. In 2002, inventory write-offs were $7.4 million. The improvement in gross margins was also the result of technological improvements we initiated as well as cost reduction efforts, most notably in Inovia.
                                       55

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses consist primarily of costs associated with the design, technology development, product development, pre-manufacture and testing of our new products and enhancements of our existing products, salaries and related personnel costs, patent prosecution and maintenance costs and other expenses related to our product development and research programs. We expense the majority of our research and development costs as they are incurred.

Gross research and development in 2002 fell 24.6% to $115.8 million compared with $153.6 million in 2001. This decrease resulted from the discontinuance of certain projects, primarily by Inovia and Enavis, and the resulting reduction in manpower. Research and development expenses, net of royalty-bearing participation, fell by a corresponding 24.6% in 2002 to $93.1 million (or 14.4% of revenues) compared with $123.5 million (or 13.8% of revenues) in 2001. (SEE BELOW IN THIS ITEM 5 UNDER THE CAPTION "RESEARCH & DEVELOPMENT" "GRANTS FROM THE ISRAELI OFFICE OF THE CHIEF SCIENTIST".)

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling and marketing expenses consist primarily of salaries, travel, trade shows, promotional and public relations activities and related costs of our sales and marketing personnel, the costs and expenses of our foreign sales and marketing subsidiaries and representative offices and commissions paid to independent sales agents.

Selling and marketing expenses fell by 17.1% in 2002 to $115.2 million (or 17.8% of revenues) compared with $139.0 million (or 15.6% of revenues) in 2002. This decrease resulted from cost cutting measures taken by some of our non-Israeli subsidiaries, as well as in Israel.

General and administrative expenses consist primarily of salaries and related costs for our executive and administrative staff, and insurance, legal and accounting expenses, both in Israel and abroad, as well as, provision for doubtful debt.

General and administrative expenses increased 17.8% in 2002 to $92.1 million (or 14.3% of revenues) compared with $78.2 million in 2001(or 8.8% of revenues). The increase in general and administrative expenses is largely attributable to the increase in bad and doubtful debt expenses, which rose from approximately $20.6 million in 2001 to approximately $50.1 million in 2002, of which $34 million related to GVT. (FOR FURTHER DETAILS OF THE GVT DEBT, SEE ITEM 7 - "MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS" UNDER THE CAPTION "RELATED PARTY TRANSACTIONS").

Amortization of acquisition-related intangible assets fell to $1.8 million in 2002 from $10.2 million in 2001. This decrease in amortization is due largely to the write off of intangible assets during the year. In accordance with SFAS No. 142, with effect from 2002, we no longer amortize goodwill and intangible assets that have indefinite useful lives. Instead, these assets will be tested at least annually for impairment.

RESTRUCTURING, SPIN-OFF AND IMPAIRMENT EXPENSES

In 2002, we recorded expenses of $1.5 million in respect of impairment of assets compared to $96.5 million in 2001. These expenses in 2002 are related primarily to a reduced valuation of the facilities owned by us in Clearwater, Florida. (FOR FURTHER DETAILS OF THE 2001 FIGURE, WHICH WAS COMPRISED PRIMARILY OF THE IMPAIRMENT OF GOODWILL RESULTING FROM THE IMPLEMENTATION OF SFAS NO. 121, SEE THE DISCUSSION OF "2001 COMPARED WITH 2000" BELOW, UNDER THE CAPTION "RESTRUCTURING SPIN-OFF AND IMPAIRMENT EXPENSES".)

In 2001, we recorded restructuring and spin-off charges of $19.4 million, comprised primarily of severance expenses, rental contract expenses and consultation expenses, such as legal and tax advice. There were no restructuring and spin-off charges recorded for 2002. The roll-forward of these expenses for 2000 through 2002 is set out in the table below:


                                                               Severance          Rental Contract        Consultation and
                                          Total                Expenses              Expenses             Other Expenses
                                       -------------       -----------------     ------------------     -------------------
                                                                     (in thousands of dollars)
January 1, 2000 ............                 --                    --                    --                    --

Charges recorded in 2000 ...               24,413                16,269                 2,064                 6,080
                                       -------------       -----------------     ------------------     -------------------
Balance at December 31, 2000               24,413                16,269                 2,064                 6,080

Charges recorded in 2001 ...               19,381                 9,675                 5,995                 3,711

Payments in 2001 ...........              (35,678)              (25,611)                 (276)               (9,791)
                                       -------------       -----------------     ------------------     -------------------
Balance at December 31, 2001                8,116                   333                 7,783                  --

Payments in 2002 ...........               (4,172)                 (333)               (3,839)                 --
                                       -------------       -----------------     ------------------     -------------------
Balance at December 31, 2002                3,944                  --                   3,944                  --
                                       =============       =================     ==================     ===================

Purchase of In Process Research and Development

In 2002, we did not record any expenses in respect of in process research and development (IPRD). In 2001, the amount of consideration allocated to IPRD was $0.9 million in respect of ECtel's acquisition of NetEye.

We calculate IPRD in accordance with the accounting principles of SFAS 86 and its related clarifications. The methodology for allocating a portion of the purchase price to IPRD is determined through established valuation techniques for the telecommunications equipment industry. The portion of the purchase price allocated to IPRD is expensed upon acquisition because the technological feasibility of the applicable project acquired has not been established, and there is no future alternative use for the project. Technological feasibility is determined when a project reaches the "working model" stage, which is generally when a project is classified as a beta version release.

As part of the allocation of the purchase price of NetEye in accordance with FASB 141 and FASB 142, measurement of the IPRD was made by an independent appraiser. The specific project acquired was the HawkEye NextGen Fraud & Security Management Application ("F&S"), Version 2.0. At the date of NetEye acquisition, 50% of the application code and programming was complete. According to management estimates, 40% of Version 2.0 technology would be incorporated into future versions of the F&S solution. The project was completed as scheduled.

The independent appraiser employed the income approach to value F&S Version 2.0 based upon financial forecasts through fiscal year 2006, which also incorporated revenue streams from future versions of the product. This approach treats value as a function of the income or cash producing capacity of the subject asset, or the savings attributable to ownership of the asset. The approach requires estimation of the after-tax income, cash flows or savings attributable to the subject asset over its economic life and discounting of the income, cash flows or savings back to their present values. The discounting process uses a rate of return that accounts for both the time value of money and the risks associated with employment of the asset and likelihood of achieving projected income, cash flows or savings. The fair value was calculated using present value of cash flows attributable to the fraud detection and prevention technology over expected future life, after adjustment for attrition and percentage of completion. The external appraiser reduced future net cash flows by the estimated attrition rate and percentage of completion of F&S Version 2.0 as of the date of acquisition.

Based upon the analysis of the independent appraiser calculated according to the income approach as of the valuation date, the IPRD was estimated at $0.9 million, while the total purchase price of NetEye was $16.5 million.

OPERATING LOSS

We incurred an operating loss of $52.7 million in 2002 as compared to a $319.9 million operating loss in 2002, a decrease of 83.5%. Our negative operating margin decreased to 8.1% in 2002 from 35.9% in 2001. The decrease in the negative operating margin was due mainly to the level of restructuring, spin-off and impairment expenses in 2001, which totaled $115.9 million, compared with $1.5 million in 2002, and the level of inventory write-off in 2001, totaling $99.2 million, compared with $7.4 million in 2002.

FINANCIAL INCOME, NET

Financial income, net, increased by 15.3% to $6.2 million in 2002 compared with $5.4 million in 2001, due to repayment of loans, which reduced our financial expenses.

OTHER EXPENSES

Other expenses amounted to $13.3 million in 2002, compared to $32.2 million in 2001. In 2002, these expenses were comprised primarily of a capital loss on some of our investments, primarily attributable to the provision of $18.0 million made in respect of the convertible notes from GVT Holding NV, partly offset by the $11.4 million gain on the issuance and sale of shares in ECtel. In 2001, these expenses were comprised primarily of a capital loss of $17.7 million from the sale of business operations; a capital loss of $7.3 million from the sale of affiliated companies; and a loss of $13.0 million from the realization of investments and allowance for impairment of investments. The expenses for 2001 were reduced by a capital gain of $5.1 million primarily from the issuance and sale of shares in ECtel in connection with the NetEye transaction.

LOSS FROM CONTINUING OPERATIONS BEFORE TAXES ON INCOME

The loss from continued operations before taxes amounted to $59.9 million in 2002 compared with $346.8 million in 2001. The margin of loss from continuing operations before taxes on income to revenues decreased to 9.3% in 2002 from 38.9% in 2001.

LOSS FROM DISCONTINUED OPERATIONS

During 2002, ECI announced its intention to sell the operations of InnoWave, and accordingly the operations of InnoWave are classified as discontinued operations in 2002 and are reclassified as discontinued operations for earlier accounting periods. The loss from discontinued operations in 2002 was $77.4 million (exclusively relating to InnoWave), compared with $64.0 million in 2001. The amount for 2001 included a gain of $1.1 million derived from discontinued operations other than InnoWave, which were the DNI (Data Networking/Internet) operations. Of the loss in 2002, $36.6 million represented a decline in goodwill incurred as the cumulative effect of a change in accounting policy and $22.7 million represented the impairment of goodwill related to the discontinued operations.

CUMULATIVE EFFECT OF ACCOUNTING CHANGE, NET OF TAXES

Effective January 1, 2002, we have applied the provisions of SFAS No. 142 "GOODWILL AND OTHER INTANGIBLE ASSETS". During 2002, we performed the transitional impairment evaluation as provided in SFAS 142. Accordingly, a loss in the amount of $0.6 million from a decline in value of goodwill in our Inovia operations was incurred as the cumulative effect of a change in accounting policy. See above under the caption "Loss from Discontinued Operations" as to how SFAS No. 142 impacted our discontinued operations.

NET LOSS

In 2002, we reported a net loss of $155.7 million compared to a net loss of $412.4 million in 2001, a decrease of 62.2%.

The weighted average number of shares outstanding, used to compute basic earnings per share, rose to 105.5 million in 2002 from 92.9 million in 2001, due to the issuance of 13.16 million shares in the private placement of February 2002 and the acquisition of shares by our employees under our employee share purchase plans. As employees' stock options were out of the money, no stock options were exercised in 2002. In both 2002 and 2001, the diluted losses per share and the diluted weighted average number of shares outstanding were the same as the basic figures, in light of our net loss for such years. Net loss per share decreased in 2002 to $1.48 from a loss of $4.44 per share in 2001. Loss per share from continuing operations decreased in 2002 to $0.74 from a loss of $3.77 per share in 2001. Loss per share from discontinued operations was $0.73 per share in 2002 compared with $0.69 per share in 2001.

2001 COMPARED WITH 2000

REVENUES

ECI's revenues decreased by 15.8% to $891.4 million in 2001 compared with $1,058.8 million in 2000.

o Lightscape's sales fell by 18.2% to $210.1 million in 2001 compared with $256.7 million in 2000. This decrease was primarily the result of the decline in sales of the mature Syncom product line and continued slow implementation of sales of products based upon the new XDM platform.

o Inovia's sales grew by 22.2% to $332.3 million in 2001 compared with $272.0 million in 2000. This rise in sales was due primarily to increased sales of its Broadband Access products in Europe.

o Enavis's sales fell by 33.0% to $101.7 million in 2001 compared with $151.8 million in 2000. This decrease in sales was due mainly to the decline in the global infrastructure market, particularly in the United States.

o NGTS's sales decreased by 47.5% to $83.2 million in 2001 compared with $158.6 million in 2000. This was due primarily to a continued fall in the sales of the legacy DCME products.

o ECtel's sales grew by 34.9% to $80.6 million in 2001 compared with $59.7 million in 2000. This rise in sales was due primarily to increased sales of its fraud prevention solutions.

o The Business Systems Unit was sold at the beginning of November 2001, and we recorded no revenues for this unit for the fourth quarter of 2001. Revenues of this unit were $45.5 million for the first nine months of 2001, compared with $62.1 million for the first nine months of 2000, a decrease of 27.6%, and $83.1 million for all of 2000.

GROSS MARGINS

Gross margin in 2001 declined to 17.5%. The gross margin in 2000 was 35.9%, following the reclassification, from selling expenses to cost of revenues, of royalties payable to the Government of Israel on account of sales of equipment developed with the assistance of royalty-bearing participations. These royalties fell to $14.5 million in 2001 compared with $20.6 million in 2000. The decrease in gross margins is attributable in part to the substantial decrease in legacy DCME revenues year over year, which had relatively high gross margins. In addition, we experienced a significant increase in Inovia's Broadband Access sales, which initially had negative, and then low, gross margins while this new product was gaining market penetration, low gross margins in sales by Lightscape of the Syncom products and the decline of sales by Enavis, whose products generally have higher gross margins. Following an adjusted budget in light of the severe downturn in the telecommunications market and the abandonment of a number of products, we wrote off approximately $99.2 million of inventories, which materially impacted our gross margin for 2001.

RESEARCH AND DEVELOPMENT EXPENSES

Gross research and development in 2001 fell 9.0% to $153.6 million compared with $168.8 million in 2000. This decrease resulted from cuts in the research and development programs in all of our companies, particularly labor costs and the discontinuance of certain research and development projects. Royalty-bearing participation from the Government of Israel fell 17.8% to $30.1 million compared with $36.6 million in 2000. Research and development expenses, net of royalty-bearing participation, fell by 6.6% to $123.5 million (or 13.8% of revenues) compared with $132.2 million (or 12.5% of revenues) in 2000.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling and marketing expenses fell by 24.0% in 2001 to $139.0 million (or 15.6% of revenues) compared with $182.8 million (or 17.3% of revenues) in 2000. This decrease resulted from cuts in the selling and marketing expenses in all of our companies, particularly labor. The selling expenses for 2000 were adjusted to exclude royalties payable to the Government of in Israel, which have been reclassified from selling expenses to cost of revenues.

General and administrative expenses increased 1.0% in 2001 to $78.2 million compared with $77.8 million in 2000. The increase in general and administrative expenses is largely attributable to $8.3 million of bad debts in the first quarter of 2001, partly offset by cuts in the general and administrative expenses in all our companies, particularly workforce reductions.

Amortization of acquisition-related intangible assets fell to $10.2 million in 2001 from $12.2 million in 2000. This decrease in amortization is due largely to write-offs of goodwill, associated with the cessation of operations of WavePacer, and following material changes in the operations of Enavis.

RESTRUCTURING, SPIN-OFF AND IMPAIRMENT EXPENSES

Restructuring expenses consist primarily of costs associated with our continued reduction in workforce, consolidation of excess facilities, termination of contracts and the restructuring of certain business functions.

In 2001, we recorded restructuring and spin-off charges of $19.4 million compared to $24.4 million in 2000. These expenses are comprised primarily of severance expenses, rental contract expenses and consultation expenses, such as legal and tax advice. ("FOR A TABLE DETAILING THE ROLL-FORWARD OF THESE EXPENSES FROM 2000 THROUGH 2002, SEE THE DISCUSSION ON "2002 COMPARED WITH 2001" ABOVE, UNDER THE CAPTION "RESTRUCTURING, SPIN-OFF AND IMPAIRMENT EXPENSES")

In 2001, we recorded expenses of $96.5 million in respect of impairment of assets compared to $23.0 million in 2000. In 2001, these expenses were comprised primarily of the impairment of goodwill aggregating $78.9 million as a result of implementation of SFAS No. 121 in connection with the cessation of operations of WavePacer, and material changes in the operations of Enavis due to the sharp downturn in the telecommunications market. The remaining $17.6 million was comprised of the write off of capitalized software and other fixed assets. In 2000, these expenses were comprised primarily of capitalized software and fixed assets.

ROYALTIES PAYABLE TO THE CHIEF SCIENTIST

In 2001, we recorded an expense of $8.4 million in respect of royalties following Inovia's agreement with the Office of the Chief Scientist in Israel relating to the payment of a final agreed-upon sum in lieu of royalties dependent upon future sales. (SEE BELOW UNDER THE CAPTION "RESEARCH & DEVELOPMENT - GRANTS FROM THE ISRAELI OFFICE OF THE CHIEF SCIENTIST" OF THIS
ITEM 5.)

PURCHASE OF IN-PROCESS RESEARCH AND DEVELOPMENT

In 2001, the amount of consideration allocated to IPRD was $0.9 million in respect of ECtel's acquisition of NetEye. In 2000, the amount of consideration allocated to IPRD was $20.5 million, in respect of our acquisition of WavePacer.

As part of the allocation of the purchase price of Wavepacer, measurement of the IPRD was made by an independent appraiser. The specific project acquired was the RAM 1400, a one-project product line which is a second generation remote DSL solution that allows extended ADSL services to remote end-users services by DLC systems The RAM 1400 provides basic connectivity between eight ADSL subscribers and an ATM network over a single T1 network facility, and is designed to support up to 16 ADSL Ports and IMA over one to eight DS1 lines.

According to the product life cycle estimations made at the purchase date, the RAM 1400 should have been economically feasible through 2007. The product leverages 14.5% of the technology used in the previous generation product (the RAM 1100). The total funds expended prior to the date of purchase were $5.3 million, and the estimated cost to complete was approximately $1.4 million, which gave a 79% completion ratio on a cost basis, and 89% completion ratio on the technological ratio. The project was completed as scheduled.

The value of the existing purchased technology was determined by an independent appraiser using the "exclusion method." The calculation of the IPRD was analyzed by discounting forecasted cash flow directly related to the products expecting to result from the subject project. The weighted average cost of equity capital was 19.3%, and a discount rate of approximately 18% was employed in the model. Based
upon  the  analysis  of  the  independent   appraiser  under  this  method,  the
consideration allocated to IPRD was estimated at $20.5 million, while the total purchase price of Wacepacer was $62.7 million.

OPERATING LOSS

We incurred an operating loss of $319.9 million in 2001 as compared to a $93.1 million operating loss in 2000, an increase of 243.6%. Our negative operating margin increased to 35.9% in 2001 from 8.8% in 2000. The increase in the negative operating margin was due mainly to the decrease in our gross margin. FINANCIAL INCOME, NET

Financial income, net decreased by 63.9% to $5.4 million in 2001 compared with $14.9 million in 2000, due to the decrease in cash reserves and short-term investments.

OTHER EXPENSES

Other expenses amounted to $32.2 million in 2001, compared to other income of $34.8 million in 2000. These expenses were comprised primarily of a capital loss of $17.7 million from the sale of business operations; a capital loss of $7.3 million from the sale of affiliated companies; and a loss of $13.0 million from the realization of investments and allowance for impairment of investments. These expenses were reduced by a capital gain of $5.1 million primarily from the issuance and sale of shares in a subsidiary. (FOR FURTHER DETAILS REGARDING THE SALE OF THESE ENTITIES, SEE ITEM 4 "INFORMATION ON THE COMPANY" UNDER THE CAPTION "HISTORY AND DEVELOPMENT OF THE COMPANY" - "CAPITAL EXPENDITURE, ACQUISITIONS AND DIVESTITURES SINCE JANUARY 1, 2000".)

LOSS FROM CONTINUING OPERATIONS BEFORE TAXES ON INCOME

The loss from continuing operations before taxes amounted to $346.8 million in 2001 compared with $43.4 million in 2000. The margin of loss from continuing operations before taxes on income to revenues increased to 38.9% in 2001 from 4.1% in 2000.

TAXES ON INCOME

Taxes on income increased by 400% in 2001 to $0.3 million compared with less than $0.1 million in 2000.

LOSS FROM CONTINUING OPERATIONS

We reported a loss of $350.1 million on continuing operations for 2001 compared to a loss of $46.5 million for 2000.

LOSS FROM DISCONTINUED OPERATIONS

During 2002, ECI announced its intention to sell the operations of InnoWave, and accordingly the operations of InnoWave are reclassified as discontinued operations in 2002 and for earlier accounting periods, including 2001 and 2000. The loss from discontinued operations in 2001 was $64.0 million compared with $22.8 million in 2000. The loss in 2001 took into account a gain of $1.1 million derived from discontinued operations other than InnoWave, which were the DNI (Data Networking/Internet) operations, which operated in the field of developing and marketing software and certain hardware for data networking/Internet.

CUMULATIVE EFFECT OF ACCOUNTING CHANGE, NET OF TAXES

Effective January 1, 2000, we changed certain revenue recognition policies in light of SEC Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements". Changes primarily affected the reporting of sales of products under agreements that contained customer acceptance criteria or payment terms that were linked to the timing of the installation of the product at the customer specified location. The cumulative effect of these changes in 2000 for prior periods was $22.1 million (net of income taxes of $1 million). Commencing January 1, 2001, we applied SFAS No. 133, "Accounting for Derivative Financial Instruments and Hedging Activities". This had a cumulative adverse effect as at the beginning of 2001 in an amount of $1.7 million in our consolidated statements of income and appears as a comprehensive loss in an amount of $2.6 million in our consolidated statement of comprehensive income.

NET LOSS

In 2001, we reported a net loss of $412.4 million compared to a net loss of $91.4 million in 2000, an increase of 351.1%.

The weighted average number of shares outstanding, used to compute basic earnings per share, rose to 92.9 million in 2001 from 91.8 million in 2000 due to the acquisition of shares by our employees under our employee share purchase plans. As employees' stock options were out of the money, no stock options were exercised in 2001. In both 2001 and 2000, the diluted earnings per share and the diluted weighted average number of shares outstanding were the same as the basic figures, in light of our net loss for such years. Net loss per share increased in 2001 to $4.44 from a loss of $1.00 per share in 2000. Loss per share from continuing operations increased to $3.77 in 2001 from a loss of $0.50 per share in 2000. Loss per share from discontinued operations was $0.69 per share in 2001 compared with $0.27 per share in 2001.

LIQUIDITY AND CAPITAL RESOURCES

Cash, cash equivalents and short-term investments increased from $233.3 million as at December 31, 2001 (including short term investments of $7.1 million) to $363.5 million as at December 31, 2002 (including short term investments of $6.8 million). The increase was primarily a result of $191.3 million cash provided by our operating activities, partially offset by $22.4 million cash used in investing activities and $39.0 million cash used in financing activities. During 2002, we repaid $90.0 million of long-term debt and raised $51.6 million from the issuance of shares and $20.7 million from the sale of shares in ECtel. During the first quarter of 2003, there was a decrease of $46.0 million in cash and equivalents, partially as a result of the repayment of loans and of short-term borrowings, described below.

Cash generated from operations for the year ended December 31, 2002 was $191.3 million compared to $114.5 million used in operations for the year ended December 31, 2001. The primary reason for the level of cash generation in 2002 was reduced working capital. Since the third quarter of 2001, we have generated cash from operations.

Inventories decreased from $274.6 million as at December 31, 2001 to $149.7 million as at December 31, 2002. The decrease in inventories resulted from increased utilization of existing stock of components and materials for current sales, as well as from the write-off $7.4 million of inventories. This decrease took place throughout all the principal divisions of ECI, with decreases of approximately $36.3 million in Inovia, $39.2 million in Lightscape, $8.2 million in Enavis and $12.6 million in NGTS (of which $3.3 million represented inventories transferred to Veraz).

Working capital as at December 31, 2002 decreased to $366.2 million from $530.8 million as at December 31, 2001. Apart from the significant decrease in inventories, the decrease in working capital was due primarily to the substantial decrease in trade and other receivables of $131.6 million (due to several factors, in particular, increased collection efforts and an increase in the provision for doubtful debts), partly offset by the increase of $130.5 million in our cash balances. Trade payables decreased in 2002 by $38.6 million, partly as a result of increased utilization of existing inventories, which allowed reductions in our purchases. Other receivables decreased in 2002 by $47.0 million, primarily due to a reduction in advances from customers of $22.1 million and a reduction in accrued expenses of $18.1 million. Current liabilities increased by $36.6 million in 2002 from $380.6 millions as at December 31, 2001 to $417.2 million as at December 31, 2002. This increase was primarily due to the increase in short-term credit and bank loans, due in particular to the classification of all the loan under the facility agreement with our Israeli banks as short-term borrowings (as described below), partly offset by a decrease in trade and other payables.

Total borrowings decreased from $320.0 million as at December 31, 2001 to $230.0 million as at December 31, 2002. All such borrowings, as at December 31, 2002, were considered short-term borrowings and included $160 million current maturities of long term borrowings due under the facility agreement, described below, of which $106.7 million was classified as such as a result of our covenant default under the agreement, also described below. As at December 31, 2001, short-term borrowings were $120.0 million (including $50 million current maturities of long term borrowings under the facility agreement) and long-term borrowings (excluding current maturities) were $200.0 million. As at March 31, 2003, our total borrowings had decreased to $183.2 million.

On February 5, 2001, we signed a facility agreement with two Israeli banks in the amount of $300.0 million, bearing interest of three month LIBOR+0.8% per year. The loan was repayable in 15 equal quarterly installments beginning June 2002. As at December 31, 2001, we had borrowed $250.0 million under this facility. During 2002, we repaid $90.0 million of the loan, including an early repayment of $50.0 million, leaving a balance due at December 31, 2002 of $160.0 million. On March 31, 2003, we repaid a further $21.8 million of the loan (including an early repayment of $8.5 million), leaving a balance due of $138.2 million. ECI provided certain security for the loan, including a pledge on its shares in ECtel and mortgages on its real estate in Israel. Subsequently, we also pledged our shares and certain contingent interests in Veraz Networks. In addition, the agreement contained other provisions, such as prepayment terms, financial covenants, restrictive covenants, including negative pledges, as well as a number of covenants, typically contained in facility agreements of this type, relating to various aspects of our financial condition including, among others, various financial ratios. We were not in compliance with two of the financial ratio covenants under the facility agreement, both relating to operating earnings, at December 31, 2001 and 2002.

On May 28, 2003, we entered into a letter agreement with the banks with reference to the facility agreement. Pursuant to the letter agreement, we repaid $38.2 million to the banks on May 29, 2003, leaving a balance due of $100.0 million. On June 30, 2003, we are repaying a further $40.0 million, leaving a balance of $60.0 million, as required by the letter agreement. The outstanding balance of $60.0 million, which will bear interest at an increased interest rate of LIBOR plus up to 2% per year, is required by the letter agreement to be repaid in eight equal quarterly installments beginning March 2004.

In addition, financial covenants contained in the facility agreement were eased by the letter agreement (although two new financial covenants were introduced) and, effective June 30, 2003, we are no longer in default in respect of the two financial ratio covenants referred to above, as these were suspended until the end of 2003, and from January 2004, they will be less burdensome. The letter agreement provides for a floating charge on our assets as additional security for our obligations under the facility agreement.

Also, pursuant to the letter agreement, we repaid $13.0 million of short-term loans to one of the banks on May 29, 2003, which loans had been extended to us outside the facility agreement. As a result, our short-term loans as at that date were $15.0 million, which sum has also now been repaid to the bank.

The letter agreement provides for $30.0 million in short-term credit facilities to be extended to us, subject to our fulfillment of our obligations described above.

As described above, certain terms of the letter agreement became effective immediately and function as an amendment to the facility agreement, while other terms become effective on June 30, 2003. In addition, the letter agreement sets out the principles of further amendment to the facility agreement to be incorporated into an amended and restated facility agreement. The letter agreement also allows for a third bank to become a party to the amended and restated facility agreement and to provide part of the long-term loan and short-term credit facilities contemplated by the letter agreement. (See also
Item 10 - "Additional Information under the caption " Material Contracts".)

Apart from the borrowings due under the facility agreement, short-term borrowings under lines of credit, including with one of the same banks, were $70.0 million as at December 31, 2002 (unchanged from December 31, 2001). These lines of credit, at interest rates ranging in 2002 on average from LIBOR+0.75% to LIBOR+1.9%, were not firmly committed by the banks, but a roll-over occured from period to period. In January 2003, we repaid $25.0 million of the short term borrowing, in May 2003, we repaid a further $30.0 million (including the $13.0 million mentioned above), and in June 2003, we repaid the balance of $15.0 million, as described above.

From time to time, we sell trade accounts receivable to unaffiliated financial institutions. During 2002, we sold trade account receivables aggregating $45.6 million to these institutions. Our ability to sell such receivables to the financial institutions on current terms and conditions is uncertain and is dependent on the creditworthiness of the customers involved, the credit risks in the specific countries concerned and the institutions' policies from time to time.

The following table sets forth information on our short-term and long term contractual obligations as at December 31, 2002:

====================================================================================================================
           Contractual Obligations(1)                      Payments due by period in millions of dollars
--------------------------------------------------------------------------------------------------------------------
                                                     Total      Less than    1-3 years    4-5 years  After 5 years
                                                                 1 year
--------------------------------------------------------------------------------------------------------------------
Balance Sheet Obligations
--------------------------------------------------------------------------------------------------------------------
   Short-term credits(2)                                70.0         70.0          -            -            -
--------------------------------------------------------------------------------------------------------------------
   Current maturity of long-term debt(3)               160.0        160.0          -            -            -
--------------------------------------------------------------------------------------------------------------------
   Trade payables                                       41.2         41.2          -            -            -
--------------------------------------------------------------------------------------------------------------------
   Other payables and accrued liabilities(4)(5)        136.2        133.8          2.4          -            -
--------------------------------------------------------------------------------------------------------------------
   Employee severance payments, net(6)                  26.4          4.7          7.7          6.7          7.3
--------------------------------------------------------------------------------------------------------------------
Off Balance Sheet  Obligations
--------------------------------------------------------------------------------------------------------------------
   Capital lease obligations(7)                         54.5         15.4         27.5          6.0          5.6
--------------------------------------------------------------------------------------------------------------------
   Unconditional purchase obligations(8)               120.0         60.0         60.0          -            -
--------------------------------------------------------------------------------------------------------------------
   Other long-term obligations(5) (9)                   66.0         16.5         49.5          -            -
====================================================================================================================
Total contractual cash obligations                     674.3        501.6        147.1         12.7         12.9
====================================================================================================================

(1) This table does not include amounts owed in respect of automobile leases because the cost of canceling these leases is considered to be immaterial.
(2) Not including current maturity of long-term debt. On January 2, 2003, we repaid $25.0 million of these short term credits, on May 29, 2003, we repaid a further $30 million and in June 2003, we repaid the balance of $15 million.
(3) Comprises $53.3 million current maturity of long-term debt and $106.7 million of long-term debt reclassified as a current liability, since, as referred to above, we had not maintained certain of the financial covenants under the facility agreement. On March 31, 2003, we repaid $21.8 million of this loan, on May 29, 2003, we repaid a further $38.2 million and on June 30, 2003, we are repaying a further $40 million. As a result of the letter agreement described above, of the remaining $60 million, $45 million will be reclassified from current maturity of long term debt to long term debt as of June 30, 2003.
(4) Comprising $32.7 million employee and social benefits, $29.8 million accrued expenses, $23.0 commissions, $15.5 million liabilities to the Chief Scientist, and various other obligations. Not including $12.1 million of obligations of InnoWave, reclassified as discontinued operations in 2002 and sold in April 2003.
(5) Not including any provision for potential claim under Israel's Restrictive Trade Practices Law. (See Notes 9B. and 11A.4. to our consolidated financial statements incorporated by reference into this report and Item 8
     - "Financial Information" - "Legal Proceedings" under the caption "Restrictive Trade
     Practices".)
(6) Includes, primarily, amounts to be paid in connection with the early retirement of employees. (7) Future rent payments under various lease real property agreements that expire from 2003 through 2021.
(8) Includes commitments for the purchase of manufacturing services and materials from various suppliers and subcontractors, and the acquisition of property, plant and machinery.
(9) Includes payment obligations for the provision of all our IT operations for five years beginning December 31, 2001, estimated to be between $15 million and $18 million per annum.

The following table sets forth information on our other short term and long term commercial commitments as at December 31, 2002:

==================================================================================================================
     Other Commercial Commitments(1)          Amounts of commitment by expiration date in millions of dollars
------------------------------------------------------------------------------------------------------------------
                                               Total      Less than 1    1-3 years    4 - 5 years     After 5
                                              Amounts         year                                    years(2)
                                             Committed
------------------------------------------------------------------------------------------------------------------
Standby letters of credit                           1.5          -             1.5           -             -
------------------------------------------------------------------------------------------------------------------
Tender guarantees                                   5.4          5.4           -             -             -
------------------------------------------------------------------------------------------------------------------
Other guarantees(3)                                29.3         12.5          10.2           0.2           6.4
------------------------------------------------------------------------------------------------------------------
Other                                               7.8          5.8           2.0           -             -
==================================================================================================================
Total commercial commitments                       44.0         23.7          13.7           0.2           6.4
==================================================================================================================

(1) Not including commitments of InnoWave, discontinued operations, sold in 2003, for which we are no longer liable.
(2)  Including commitments with no expiration date.
(3) Primarily performance bonds, warranty bonds and advance payment guarantees. Based on our current cash flow projections, our available cash, cash equivalents, short-term investments, working capital and the facility agreement of February 2001, we believe that we have sufficient resources to meet our working capital needs, commitments and other liquidity requirements associate with our existing operations for the next 12 months. In addition, there are no transactions, arrangements or other relationships with unconsolidated entities arrived at based on negotiations between the parties. Members of our management reviewed the pricing of the agreements and confirmed that they were not less favorable to us than could have been obtained from unaffiliated third parties. (PLEASE SEE ITEM 7 "MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS" UNDER THE CAPTION "RELATED PARTY TRANSACTIONS" FOR INFORMATION ON OUR TRANSACTION WITH RELATED PARTIES.)

IMPACT OF DEVALUATION, INFLATION AND CURRENCY FLUCTUATIONS

As stated above, a portion of our sales, purchases and expenses are made or incurred in non-dollar currencies, and accordingly, we maintain non-dollar balances of assets and liabilities, including accounts receivable and payable balances and contracts in the course of completion related to sales made in non-dollar currencies. Our general policy is to attempt to match our non-dollar assets with corresponding non-dollar liabilities and to hedge most of the financial exposure arising from the existence of excess non-dollar balances and the volatility of exchange rates in world markets. In addition, sales to Europe are frequently made in local currencies, particularly the Euro and the UK Pound Sterling. Thus, our competitive position in the countries in which sales are made in these currencies and future results of operations could be adversely affected if the dollar significantly increased in value relative to such currencies. We enter into foreign currency forward contracts and put and call option contracts to reduce the impact of fluctuations of certain currencies against the dollar. However, such hedging cannot eliminate entirely the adverse impact on our competitive position and results of operations that would result from a sustained increase in the value of the dollar relative to other currencies. We maintain a portion of our cash balances in shekel-denominated securities linked to the CPI in order to partly offset the increase in shekel-denominated expenses resulting from local inflation. The dollar value of such securities as reported in our financial statements would decline immediately following a devaluation of the shekel and thereafter would tend to increase in accordance with upward adjustments in the CPI. (FOR DETAILS OF DEVALUATION RATES, SEE UNDER THE CAPTION "IMPACT OF INFLATION AND CURRENCY FLUCTUATIONS" BELOW. SEE ALSO ITEM 11 - "QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK").

Since the majority of our sales revenues are in non-Israeli currencies, our expenses are incurred in both Israeli and non-Israeli currencies and our working capital is maintained in both Israeli and non-Israeli currencies, the results of our operations are affected by several interrelated factors, including our effective corporate tax rate in several jurisdictions, the rate of devaluation of various currencies in relation to the dollar and the export policies of the Israeli Government.

The following table below sets forth the annual rate of inflation in Israel, the annual rate of devaluation (or, as in 2000 and 1999, appreciation) of the shekel against the dollar and the gap between them, representing Israel's effective inflation (or devaluation) rate, for the years indicated:


--------------------------------------------------------------------------------------------------------------------
                                                                    Year ended December 31,
                                             ------------- ------------- -------------- ------------- --------------
                                                 2002          2001          2000           1999          1998
---------------------------------------------------------- ------------- -------------- ------------- --------------
Inflation                                        6.5%          1.4%           0%            1.3%          8.6%
-------------------------------------------- ------------- ------------- -------------- ------------- --------------
Devaluation (appreciation)                       7.3%          9.3%         (2.7%)         (0.2%)         17.6%
-------------------------------------------- ------------- ------------- -------------- ------------- --------------
Inflation (devaluation) gap                     (0.8%)        (7.9%)         2.7%           1.5%         (9.0%)
--------------------------------------------------------------------------------------------------------------------


The representative exchange rate for converting the shekel (NIS) into dollars, as reported by the Bank of Israel on December 31, 2002, was NIS 4.737 equals $1.00.

The dollar cost of our operations is influenced by the extent that any inflation in Israel is or is not offset, or is offset on a lagging basis, by the devaluation of the shekel in relation to the dollar. When the rate of inflation in Israel exceeds the rate of devaluation of the shekel against the dollar, companies experience increases in the dollar cost of their operations in Israel. Unless offset by a devaluation of the shekel, inflation in Israel will have a negative effect on our profitability, since we receive payment in dollars or dollar-linked shekels for all of our sales while incurring a portion of our expenses, principally salaries and related personnel expenses, in shekel.

A devaluation of the shekel in relation to the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities that are payable in shekels, unless those expenses or payables are linked to the dollar. This devaluation also has the effect of decreasing the dollar value of any asset that consists of shekel or receivables payable in shekel, unless the receivables are linked to the dollar. Conversely, any increase in the value of the shekel in relation to the dollar has the effect of increasing the dollar value of any unlinked shekel assets and the dollar amounts of any unlinked shekel liabilities and expenses.

Because exchange rates between the shekel and the dollar fluctuate continuously, with a historically declining trend in the value of the shekel, exchange rate fluctuations, particularly larger periodic devaluations, will have an impact on our profitability and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reported in our consolidated financial statements of operations.

ECONOMIC, POLITICAL AND MILITARY CONDITIONS IN ISRAEL

Our corporate headquarters and our principal offices, research and development, engineering and manufacturing operations are located in Israel, and therefore our operations and financial results may be directly affected by economic, political and military conditions in Israel.

Israel's economy has been subject to numerous destabilizing factors, including low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. The Israeli government has intervened in various sectors of the economy, by utilizing fiscal and monetary policies, import duties, foreign currency restrictions and control of wages, prices and foreign currency exchange rates.

The Israeli government's monetary policy contributed to relative price and exchange rate stability in recent years, despite fluctuating rates of economic growth and a high rate of unemployment. There can be no assurance that the Israeli government will be successful in its attempts to keep prices and exchange rates stable. Price and exchange rate instability may have a material adverse effect on us.

Due principally to a continuing budget deficit of the Israel Government and the slow down of the Israeli economy in recent years, on May 28, 2003, Israeli Legislature (the Knesset) approved a law for the implementation of an emergency economic recovery plan that entails, among other things, budget cuts in various sources of government spending. The plan, from its initial proposal by the Finance Ministry, was met with intense opposition, and labor unions led by the Histadrut (General Federation of Labor in Israel) declared a number of work stoppages and general strikes that varied in scope, duration and intensity. We cannot predict what impact the implementation of the recovery plan will have on the Israeli economy or the results of our operations, nor the extent to which industrial action against the plan will continue, and the effect thereof.

From the establishment of the State of Israel in 1948, a state of hostility has existed, varying from time to time in degree and intensity, between Israel and its various Arab neighbors. Our operations and financial results could be adversely affected if major hostilities involving Israel should occur in the Middle East or if trade between Israel and its present trading partners should be curtailed or interrupted.

From time to time since 1987, Israel has experienced civil unrest from the Palestinian Arab population in the territories that Israel had administered following the Six Day War of 1967 (the "Territories"). Israel signed peace treaties with two of its principal Arab neighbors, Egypt in 1979 and Jordan in 1994, but has failed to reach agreement with most other Arab states, including neighboring Syria and Lebanon. Commencing 1993, Israel entered into several agreements with the Palestine Liberation Organization (the "PLO") relating to the Territories. Pursuant to these agreements, civil administration (and in some areas, also military administration) of a significant part of the Territories, including the major areas of population, was transferred by Israel to a self-rule Palestinian Authority (the "PA"). However, important issues between Israel and the PA remained unresolved and, beginning in September 2000, the overall relationship and security situation between Israel and the Palestinians has deteriorated significantly. This has been marked by numerous terrorist attacks and acts of violence initiated by various Palestinian organizations directed against Israel and its citizens. Israel has responded with military action in its endeavor to prevent further attacks, including Israel reassuming military control over certain areas that had been administered by the PA. The current security situation has adversely affected the Israeli economy and has strained Israel's relationship with the Palestinian Arabs, its own Arab citizens, Arab countries and, to some extent, with other countries around the world. In addition, several countries restrict doing business with Israel and Israeli companies, which restrictions may seriously harm our operating results, financial condition or the expansion of our business. Although an internationally sponsored outline plan for peace between Israel and the Palestinians, known as the Road Map, which is intended to lead to the creation of a Palestinian state by 2005, was recently endorsed by the Palestinians and conditionally endorsed by Israel, no predictions can be made as to whether or when a final resolution of the area's problems will be achieved or the nature thereof and to what extent the situation will impact Israel's economic development or our operations.

Most able-bodied male adult citizens and permanent residents of Israel under the age of 48 are obligated to perform annual military reserve duty of up to approximately one month, depending on their age. Additionally, these residents may be called to active duty at any time under emergency circumstances. Some of our executive officers and employees in Israel are obligated to perform up to 40 days of military reserve duty annually. Reserve duty may be increased as a result of an increased level of violence with the Palestinians, or military conflict in the region. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees due to military service.

We have been favorably affected by certain Israel government programs and tax legislation, principally related to research and development grants and capital investment incentives. Our results of operations could be adversely affected if these programs or tax benefits were reduced or eliminated and not replaced with equivalent programs or benefits, or if their ability to participate in the programs were significantly reduced. There can be no assurance that such programs and tax legislation will continue in the future or that the available benefits will not be reduced or that the companies receiving such benefits will continue to meet the conditions to benefit from such programs and legislation.

Israel has the benefit of a free trade agreement with the United States that, generally, permits tariff free access into the United States of our products. In addition, as a result of an agreement entered into by Israel with the European Union (the "EU") and countries in the European Free Trade Association ("EFTA"), the EU and EFTA have abolished customs duties on Israeli industrial products. A significant part of our revenues are derived from the EU and EFTA countries and our operations and financial condition could be materially adversely affected were our trade with these countries to be interrupted.

(FOR A DISCUSSION OF HOW ISRAELI AND U.S. TAX POLICY MAY AFFECT OUR SHAREHOLDERS, SEE ITEM 10 - "ADDITIONAL INFORMATION" UNDER THE CAPTION "TAXATION" BELOW.)

RESEARCH AND DEVELOPMENT

In order to accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing product lines, develop new product lines and customize our products to meet our customers' needs. As of December 31, 2002, we had 819 employees (including 134 ECtel employees and 67 InnoWave employees) engaged primarily in research and development activities, compared to 1,139 in 2001 and 1,764 in 2000. (SEE ALSO ITEM 4 - "INFORMATION ON THE COMPANY" UNDER THE CAPTION "BUSINESS OVERVIEW" AND IN THIS ITEM UNDER THE CAPTION "RESULTS OF OPERATION" ABOVE.)

GRANTS FROM THE ISRAELI OFFICE OF THE CHIEF SCIENTIST

Under the Law for the Encouragement of Industrial Research and Development, 1984, commonly referred to as the R&D Law, research and development programs that meet specified criteria and are approved by a governmental committee of the Office of the Chief Scientist are eligible for grants generally of 20% to 50% of the project's expenditure, as determined by the research committee, in exchange for the payment of royalties from the sale of products developed under the program. Regulations under the R&D Law generally provide for the payment of royalties to the Chief Scientist. In such cases, the royalties payable range from 3% to 5% on sales of products and services derived from our technology developed using these grants until 100% of the dollar-linked grant is repaid. In respect of all such grants since January 2002 the relevant rate is 5%. Following the full repayment of the grant, there is no further liability for repayment.

Effective for grants received from the Chief Scientist under programs approved after January 1, 1999, the outstanding balance of the grants will be subject to interest equal to the 12 month LIBOR applicable to dollar deposits that is published on the first business day of each calendar year.

The terms of the Israeli government participation also require that the manufacture of products developed with government grants be performed in Israel. However, under the regulations of the R&D Law, if any of the manufacturing is performed outside of Israel, assuming we receive approval from the Chief Scientist for the foreign manufacturing, we would ordinarily be required to pay royalties at an increased rate and an increased aggregate payback amount, the level of which depending upon the manufacturing volume that is performed outside of Israel as follows:

         MANUFACTURING VOLUME                   PERCENTAGE OF RECEIVED
         OUTSIDE OF ISRAEL                     GRANT TO BE PAID BACK
         less than 50%                                  120%
         Between 50% and 90%                            150%
         more than 90%                                  300%

The technology developed with Chief Scientist grants may not be transferred to third parties without prior approval under the R&D Law. This approval, however, is not required for the sale or export of any products developed using the grants. Approval of the transfer of technology may be granted in specific circumstances, only if the recipient abides by the provisions of the R&D Law and related regulations, including the restrictions on the transfer of know-how and the obligation to pay royalties in an amount that may be increased. We cannot assure you that any consent, if requested, will be granted. Practically, such consent is not given to the transfer out of Israel of the know-how developed under a plan, except in specific circumstances.

In November 2002, the Knesset approved an amendment to the R&D Law, which became effective on April 1, 2003. As opposed to the R&D Law prior to the amendment, which requires an undertaking in the application that all manufacturing will be performed in Israel, the amendment to the R&D Law allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will not be performed in Israel. This declaration is required to include details regarding the locations in which the manufacture of the product will be performed in Israel and out of Israel, the manufacture activities to be performed in such locations (including the reasons for performing such manufacture activities out of Israel) and the proportionate manufacturing expenditures in Israel and out of Israel. This declaration will be a significant factor in the determination of the Office of Chief Scientist whether to approve a plan and the amount and other terms of benefits to be granted.

In accordance with the amendment to the R&D Law, a plan will be approved if the applicant is an Israeli corporation and as a result of the plan the applicant will develop in Israel, by Israeli residents, a new product or a significant improvement to an existing product, unless the Office of Chief Scientist is convinced that it is essential for the execution of the plan that part of it will be performed out of Israel or by non-Israeli residents.

The amendment to the R&D Law further allows the Office of Chief Scientist to provide grants for portions of 20%, 30%, 40% or 50% of certain approved expenditures of a research and development plan. The R&D Law prior to the amendment only allowed for grants covering 50% of such expenditures. This amendment and the available budget of the Office of the Chief Scientist may affect the rate of additional grants that may be requested by us in the future.

The amendment to the R&D Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The amendment requires the grant recipient and its controlling shareholders and interested parties to notify the Office of the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new interested party to undertake to the Office of the Chief Scientist to comply with the R&D Law. For this purpose, "control" is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company. A person is presumed to have control if such person holds 50% or more of the means of control of a company. "Means of control" refers to voting rights and the right to appoint directors or the chief executive officer. An "interested party" of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors. Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the Office of the Chief Scientist that it has become an interested party and to sign an undertaking to comply with the R&D Law.

The following table shows the amounts and relative percentages of total research and development expenditures and the royalty-bearing participations (continuing operations only) from the Chief Scientist for the years indicated:

---------------------------------------------------------------------------------------------------------------------
                                                                   Year Ended December 31,
                                         ----------------------------------------------------------------------------
                                                   2002                     2001                     2000
                                         ----------------------------------------------------------------------------
                                                            (All amounts in millions of dollars)
---------------------------------------------------------------------------------------------------------------------
Total expenditure incurred (1)                 $115.8   17.9%(2)        $153.6  17.2%(2)        $168.8    15.9%(2)
---------------------------------------------------------------------------------------------------------------------
Less royalty-bearing participations,
 from the Chief Scientist                       $22.7    19.6%(3)        $30.1   19.6%(3)        $36.6    21.7%(3)
---------------------------------------------------------------------------------------------------------------------
Net Expenditure                                 $93.1   14.4%(2)        $123.5  13.9%(2)        $132.2    12.5%(2)
---------------------------------------------------------------------------------------------------------------------

(1) Excludes purchase of in-process research and development of $0.9 million in 2001 and $20.5 million in 2000.

(2)  Percentage indicates the ratio of the relevant item to total revenues.

(3) Percentage indicates the ratio of the participations to total research and development expenditure incurred (as shown).

We expect that the Chief Scientist grants as a percentage of our total research and development expenses will decrease in future periods because the Chief Scientist is funding fewer research and development projects.

We pay royalties to the Chief Scientist only if the project yields revenues. The royalty rates paid during 2000 through 2002 (all in respect of grants made prior to January 2002) were 3% of sales in the first three years of sales and 3.5% thereafter, up to the repayment of 100% of the received grants. Our total obligation for royalties to the Chief Scientist from future sales relating to grants received or accrued, net of royalties which have already been paid, amounted to approximately $139 million as of December 31, 2002.

For the last three years, we have paid or accrued royalties to the Chief Scientist and others as follows:

                              YEAR          ROYALTIES PAID OR ACCRUED
                                                  (IN MILLIONS)
                              2000                    $20.6
                              2001                    $14.5
                              2002                    $10.3

In 2001, Inovia reached an understanding with the Chief Scientist, according to which the Chief Scientist is to be paid the sum of $8.4 million, without dependency on the existence of future sales, which will constitute full and final settlement of any liability and debt that Inovia may have to the Chief Scientist. As a result, an expense in this amount was included in the financial statements.

TREND INFORMATION

The deterioration of the global economy in general, beginning in late 2000, and economic uncertainty in the telecommunications market in particular, has resulted in a reduction in capital investment by telecommunications carriers and service providers. Several major telecommunications service providers have failed or suspended operations, as have many new and small service providers. In addition, existing service providers have been reducing or delaying expenditures on new equipment and applications. The collapse of telecommunications service providers, such as MCI Worldcom and Global Crossing, as well as the weakened financial position of many other service providers, has led to further deterioration in telecommunications market.

The attacks on the U.S. of September 11, 2001 and the threat of acts of terrorism worldwide caused a further decline in the global economy. In addition, the uncertainties preceding and following the war with Iraq as well as the recent outbreak of SARS, have contributed to the tense market environment and the low visibility businesses are experiencing when trying to plan their budget and projections. As a result, many companies, including current and potential customers of ours, have indicated that they plan to postpone or decrease further capital investment. This decline in capital expenditures has resulted in a significant reduction in our revenues and the average selling price of our products, and could further reduce our sales and result in additional pricing pressure on our products. We believe that this slowdown in telecommunications-related expenditures will continue through 2003. In response to this trend, we have substantially reduced the number of our employees and we expect that our dependence on existing customers will increase for the foreseeable future. The decision by us in 2002 to sell certain of our business units, in particular NGTS and InnoWave, will also further reduce our gross revenues.

We have addressed the current challenging market environment by focusing on specific market opportunities and by improving our financial condition. We are focusing on core markets that we believe continue to attract investment, namely the metropolitan optical market and intelligent bandwidth management solutions (through the Lightscape Optical Networks Division) and the broadband access market (through the Inovia Broadband Access Division). We are currently one of the leading suppliers in Europe of DSLAM platforms (broadband access). Through bandwidth management products, we are also focused on the international expansion of major networks.


ITEM 6.       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

The following table lists our senior management:



   NAME             AGE   POSITION
-----------         ---   -------------------------------------------------------------------------------
Doron Inbar         53    President and Chief Executive Officer
Giora Bitan         49    Executive Vice President and Chief Financial Officer
Pinchas Chaviv      44    Executive Vice President; General Manager, Inovia Broadband Access Division
Eran Dariel         42    Executive Vice President; General Manager, Lightscape Optical Networks Division
Ruben G. Markus     48    Executive Vice President, Sales, Strategy and Business Development



DORON INBAR has been employed by ECI since 1983, and became its President in November 1999 and its Chief Executive Officer in February 2000. During his first eleven years with ECI, he served in various positions at its wholly-owned U.S. subsidiary, ECI Telecom Inc., including Executive Vice President and General Manager. In July 1994, Mr. Inbar returned to Israel to become Vice President, Corporate Budget, Control and Subsidiaries. In June 1996, Mr. Inbar was appointed Senior Vice President and Chief Financial Officer, and he became Executive Vice President in January 1999. Mr. Inbar was a director of ECI from September 2000 until November 2001 and is a director of a number of its subsidiaries, including ECtel. He holds a bachelors degree in economics and business administration from Bar-Ilan University, Israel.

GIORA BITAN was appointed Executive Vice President and Chief Financial Officer upon joining ECI in August 2002. Previously he was for five years a General Partner at Giza Venture Capital, a leading Israeli venture group, where he focused on investments in the communications and software sectors. Prior thereto, for fourteen years, Mr. Bitan held various positions in senior management at Scitex Corporation Ltd., serving as its Executive Vice President and Chief Financial Officer from 1987 until 1996. He is also a director of a number of ECI's subsidiaries and affiliates, including ECtel and Veraz Networks. Mr. Bitan holds a bachelors degree in economics and international relations from the Hebrew University of Jerusalem and a masters degree in business administration from the University of California, at Los Angeles.

PINCHAS CHAVIV was appointed an Executive Vice President of ECI and General Manager of the Inovia Broadband Access Division on its formation at the end of 2002. He had previously served as President and CEO of Inovia Telecoms Ltd. since January 2001. Before that he was Vice President and General Manager, Access Solutions since 1999. He has been employed by ECI since 1986 in various positions in research and development and project management, the last one being Associate Vice President of the HiFOCus project. Mr. Chaviv is a director of Iamba Networks, Inc., a company that provides multi-service optical network solutions. He holds a bachelors degree in electrical engineering from the Technion and a masters degree in business administration from Harvard Business School.

ERAN DARIEL was appointed an Executive Vice President of ECI and General Manager of the Lightscape Optical Networks Division on its formation at the end of 2002. He had previously served as President and CEO of Lightscape Networks Ltd. since January 2001. Before that he was Vice President and General Manager, Network Systems since January 2000. From 1997 to 1999, Mr. Dariel was Associate Vice President Marketing & Business Development in the Networks Systems SBU, and from 1994 to 1997 he was Associate Vice President Systems and Technology in the same SBU. Mr. Dariel has been employed by ECI since 1992. He holds a bachelors degree and a masters degree in electronics, both from Ben-Gurion University.

RUBEN G. MARKUS was appointed Executive Vice President, Sales, Strategy and Business Development of ECI at the beginning of 2003, having previously served as President and CEO of Enavis Networks Ltd. since January 2001. Before that and prior to the merger of ECI and TTL, he served as Corporate Vice President and General Manager, Transport Networks Systems of TTL from 1996. Prior thereto, Mr. Markus served as Vice President and General Manager, Transport Systems Business Unit from 1993 and prior thereto, he served as Research and Development Manager for the T:DAX Project from 1989. He holds a bachelors degree and masters degree in electrical engineering and a masters degree in business administration, all from Tel Aviv University.

The following table lists our directors:


               NAME                     AGE      DIRECTOR SINCE                       POSITION(1)
---------------------------------       ---      --------------    -----------------------------------------------
Shlomo Dovrat(2)                        43       February, 2002    Director, Chairman of the Board of Directors
Jonathan B. Kolber(3)                   41       January, 1990     Director, Chairman of the Executive Committee
Danny Biran(3)                          59       August, 1999      Director
Yocheved Dvir(4)                        50       February, 2003    Director, Chairperson of the Audit Committee.
Colin R. Green                          54       May, 2002         Director
Mair Laiser                             61       September, 2000   Director
Richard T. Liebhaber                    67       May, 2002         Director
Avner Naveh (4)                         53       September, 2000   Director
Krish Prabhu                            48       July, 2002        Director, Vice Chairman of the Board of Directors
Meir Shannie(5)                         57       February, 2000    Director
Casimir Skrzypczak                      62       July, 2002        Director

-----------------------------------------------

(1) For details of membership of the various committees of the board, see below under the caption "Board Practices".
(2) Director directly appointed by the Purchasers pursuant to the terms of the Subscription Agreement of December 6, 2001, described below under the caption "Board Practices".
(3) Nominated for election as a director by Koor Industries Ltd. ("Koor") and its wholly owned subsidiary, M.A.G.M. Chemical Holdings Ltd. (FOR DETAILS OF AN AGREEMENT BETWEEN KOOR AND CLAL CONTAINING PROVISIONS RELATING TO THE ELECTION OF DIRECTORS, SEE ITEM 7 "MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS" UNDER THE CAPTION "MAJOR SHAREHOLDERS".)
(4)  An "external director" pursuant to the Companies Law.
(5) Nominated for election as a director by Clal Electronics Industries Ltd. ("Clal"), a wholly owned subsidiary of Clal Industries & Investments Ltd. ("CII") (FOR DETAILS OF AN AGREEMENT BETWEEN CLAL AND KOOR CONTAINING PROVISIONS RELATING TO THE ELECTION OF DIRECTOR, SEE ITEM 7 "MAJOR
     SHAREHOLDERS AND RELATED PARTY TRANSACTIONS" UNDER THE CAPTION "MAJOR SHAREHOLDERS".)

SHLOMO DOVRAT was elected Chairman of ECI's board of directors in May 2003, having served as Vice Chairman of the board since February 2002. He is a founding partner in several high-tech venture capital funds including Carmel Software Fund and is also a shareholder in Dovrat & Co. Ltd., a privately held investment group. Mr. Dovrat was the founder of Tecnomatix Technologies Ltd. and served as its Chief Executive Officer and President from its inception in 1983 until 1996 and 1995, respectively. He is a director of Tecnomatix and served as Chairman of its board of directors from 1983 until 2001. Mr. Dovrat is also a director of ISAL Amlat Investments (1993) Ltd., an Israeli publicly traded investment company. He served as President, Chief Executive Officer and a director of Oshap Technologies Ltd. from 1983 until its sale to Sungard Data Systems Inc. in 1999.

JONATHAN B. KOLBER has been Chairman of the executive committee of our board of directors since 1997 and was Chairman of our board from 1997 until January 2002. He has served as the Chief Executive Officer of Koor since 1998 and was Vice Chairman of Koor from 1998 until March 2003. Mr. Kolber was associated with Cemp Investments from 1985 to 1987 and was a Vice President of Claridge Inc. from 1986 to 1990. He serves as a director of a number of Israeli companies, including Makhteshim-Agan Industries Ltd. ("Makhteshim"), Sheraton Moriah (Israel) Ltd. and Knafaim-Arkia Holdings Ltd ("Knafaim"). Mr. Kolber holds a bachelors degree in Near Eastern languages and civilizations from Harvard University and a certificate in advanced Arabic from the American University of Cairo.

DANNY BIRAN has been President of Koor since 1998, and was a director of Koor from 1997 until February 2000. From April 2003, he has also served as Chief Executive Officer of Elisa Electronics Systems Ltd. In addition, Mr. Biran serves as the Chairman of the board or a director of a number of Israeli and North American companies, including Makhteshim, Knafaim and various other affiliates of Koor. He served as a senior executive in the Office of the Prime Minister in Israel for more than twenty years. Mr. Biran is a graduate of the Law faculty of Tel-Aviv University and is a member of the Israel Bar Association.

YOCHEVED (YOCHI) DVIR has been an independent strategic consultant to various projects since August 2002. Prior to then she was a Senior Vice President of the Migdal Group, one of Israel's foremost insurance groups, since 1992. She joined the Migdal Group in 1981 and held a number of senior financial and management positions, including Head of the Economics Department from 1986 to 1988, Head of the Corporate Office from 1989 to 1992, Head of the General Insurance Division and Corporate Office from

1993 to 1997, Head of the Finance Division (chief financial officer) from 1997 to November 1999 and Head of the group's Strategic Development Division and Marketing Array and a Risk Manager from November 1999 to July 2000. Ms. Dvir serves on the boards of directors of a number of Israeli companies including Menorah Insurance Company Ltd. and Elite Industries Ltd. ("Elite"). She holds bachelors degrees in economics and statistics from the University of Haifa, Israel, and has completed second degree studies in statistics (operations research) at the Hebrew University of Jerusalem.

COLIN R. GREEN held various senior executive positions with British Telecommunications plc ("BT") until his retirement in April 2002, including Group Commercial Director and Secretary from 1999 to 2002, Secretary and Chief Legal Advisor from 1994 to 1999, Chief Legal Advisor from 1989 to 1994, Director, Commercial Legal Department from 1985 to 1989. He was responsible for the legal aspects of BT's public offerings in the United Kingdom and abroad between 1984 and 1993 and subsequently handled all BT's major acquisitions and dispositions in the United Kingdom and the United States. Mr. Green served as a director of a number of BT subsidiaries and joint ventures, was Chairman of BT's Spanish subsidiary and was a member of BT's Executive Committee from 1996 to 2002. He is Chairman of the Hermes Group Pension Fund. Mr. Green holds a bachelors degree in law from the London School of Economics and is admitted as a solicitor in England and Wales.

MAIR LAISER is the owner and Chairman of Avix Industries Ltd., a private investment company. In addition, Mr. Laiser serves as the Chairman of the boards of directors of Telrad Networks Ltd., an Israeli telecommunications switching manufacturer; Clalcom Ltd., a telecommunications holding company; and Barak I.T.C. (1995) The International Telecommunications Services Corporation Ltd., an international telecommunications carrier in Israel. He was President of CII from 1991 to 1996, during which time he also served as Chairman of ECI's board of directors. From 1977 to 1991, he served as ECI's President and Chief Executive Officer. Mr. Laiser holds a bachelors degree in industrial and management engineering from the Technion.

RICHARD T. LIEBHABER was Managing Director of Veronis, Suhler & Associates, the New York media merchant banking firm, from 1995 until his retirement in August 2001. Prior thereto, from 1985 Mr. Liebhaber was an Executive Vice President of MCI Telecommunications Corp., where he architected, engineered and constructed MCI's network and managed the establishment of a number of joint ventures, including Concert, the joint venture between MCI and BT. He also served as a member of MCI's board of directors from 1992 to 1995. From 1954 until 1985, Mr. Liebhaber was employed by IBM, or affiliated companies, and held various executive positions. He has served as a director of a variety of high technology and telecom companies and is currently a member of the boards of directors of Avici Systems, Inc., ILOG Inc. and JDS Uniphase Corporation. Mr. Liebhaber holds a bachelors degree in electrical engineering from New York University.

AVNER NAVEH retired in 2000 from the Israeli Air Force (the "IAF") with the rank of Brigadier General. Beginning in 1969, he served as a fighter pilot and an officer in a wide variety of positions at both bases and the headquarters of the IAF. From 1998 to 2000, Mr. Naveh was IAF Chief of Staff and Deputy Commander, responsible for the Air Force's strategic planning and annual work program. He is a director of Inter-Gamma Investments Ltd. Mr. Naveh holds a bachelors degree in economics and business administration from Bar Ilan University, Israel.

KRISH PRABHU was appointed Vice Chairman of our board of directors in May 2003 and is currently a venture partner at Morgenthaler, focusing primarily on telecommunications investments. He was Chief Operating Officer of Alcatel from 1999 until 2001, and served as Chief Executive Officer of Alcatel USA from 1997 until 2001. Before joining Alcatel in 1991, Mr. Prabhu was head of research and development at Rockwell International's Network Systems Transmission Division from 1990 to 1991. Prior to

Rockwell, he served as a Member of Technical Staff at Bell Laboratories. Mr. Prabhu currently serves as a member of the board of directors of Morgenthaler portfolio companies, including Catena Networks, Inc. and Overture Networks, Inc., as well as of Symmetricom, Inc. and Agere Systems Inc. His degrees include a bachelors degree (Hons) in physics from Bangalore University, India, a masters degree in physics from the Indian Institute of Technology, Bombay, India and a masters degree and a Ph.D in electrical engineering from the University of Pittsburgh.

MEIR SHANNIE served as President and Chief Executive Officer of CII from January 2001 until June 9, 2003. From 1997 until his appointment at CII, he was an independent businessman, engaged, primarily, in consulting to a number of Israeli business ventures and companies. Previously he served as the Active Chairman of Israel Direct Insurance Ltd. from 1993. From 1987 to 1989 Mr. Shannie served as the managing director of Elite and from 1978 to 1985 as the managing director of Clal Insurance Company Ltd. Mr. Shannie currently serves as a member of the board of directors of Elite and American Israeli Paper Mills Ltd. He holds a bachelors degree in accounting and economics and a masters degree in business administration, both from the Tel Aviv University.

CASIMIR SKRZYPCZAK has been a general partner at Global Assets Capital, a venture capital fund headquartered in California, since July 2001. From November 1999 until July 2001, he was Senior Vice President - Customer Advocacy at Cisco Systems, Inc., responsible for deployment and support services to service providers worldwide. Prior thereto, Mr. Skrzypczak was Group President Professional Services, Telcordia Technologies, Inc. (formerly BellCore) from 1997, following its sale to Science Applications International Corporation
(SAIC). Prior to 1997, he filled various senior executive positions with a number of major corporations, including Nynex Corporation, Bell Communications Research, Inc., Western Electric, AT&T and New York Telephone Company. Mr. Skrzypczak has served as a director of a variety of companies and is currently a member of the boards of directors of JDS Uniphase Corporation, WebEx Communications, Inc. and Sirenza Microdevices, Inc., as well as several private companies. He holds a bachelors degree in mechanical engineering from the Villanova University, Pennsylvania and a masters degree in Operations Research from Hofstra University.

There are no family relationships between any of our directors and members of senior management.

COMPENSATION

Set forth below is information regarding all cash and cash-equivalent forms of remuneration paid by ECI with respect to all persons who were at any time directors and members of senior management of ECI during the fiscal year ended December 31, 2002:

                                                                Salaries, Fees, Directors'
                                                              Fees, Commissions and Bonuses      Other Benefits
All directors  and members of senior  management as a group
(consisting of 30* persons in 2002)                                     $3,970,000                  $630,000

---------------------------


* At the end of 2002, as part of our reorganization described in Item 4 - "Information on the Company" - "Business Overview" under the caption "History and Development of the Company", we substantially reduced the number of persons considered as members of senior management, from approximately fifteen to five (SEE ABOVE IN THIS ITEM UNDER THE CAPTION "DIRECTORS AND SENIOR MANAGEMENT).

An aggregate sum of approximately $3,560,000 has been set aside or accrued by ECI to provide pension, retirement or similar benefits for its senior management.

During the year ended December 31, 2002, we granted stock options to our directors and members of our senior management for the purchase of an aggregate of 710,000 ordinary shares of ECI at exercise prices ranging from between $1.31 to $7.00 per share expiring in 2012. In addition, members of our senior management, along with other regular employees of ECI, were entitled to participate in our Employee Share Purchase Plan. During the year ended December 31, 2002, an aggregate of 51,935 ordinary shares were purchased under this plan by members of our senior management. (SEE BELOW IN THIS ITEM UNDER THE
CAPTION "STOCK BENEFIT PLANS" - "SHARE PURCHASE PLANS" FOR FURTHER DETAILS OF OUR EMPLOYEE SHARE PURCHASE PLAN, AND UNDER THE CAPTION "SHARE OWNERSHIP" FOR DETAILS OF SHARES AND OPTIONS HELD BY OUR DIRECTORS AND MEMBERS OF OUR SENIOR MANAGEMENT.)

No member of our board of directors is, or was during 2002, an officer or an employee of ECI. We pay annual directors' fees, and in certain instances fees for participating in meetings, to those members of our board of directors who are not affiliated with our major shareholders, in varying amounts as approved by our audit committee, board and shareholders.

At the shareholders meeting held on February 24, 2003, shareholders approved the terms of a service agreement with Carmel V.C. Ltd., dated December 17, 2002, relating to the services of one of our directors, Mr. Shlomo Dovrat, then Vice Chairman, and now Chairman, of our board of directors. Mr. Dovrat shares control of Carmel V.C. Ltd., and Carmel V.C. Ltd. is entitled to the services of Mr. Dovrat. (SEE ITEM 7 "MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS" UNDER THE CAPTION "MAJOR SHAREHOLDERS" FOR DETAILS OF ENTITIES CONTROLLED BY MR. DOVRAT AND THEIR HOLDINGS OF ECI SHARES.) Mr. Dovrat has agreed to devote a considerable amount of his time to ECI, including ongoing and comprehensive consulting regarding our affairs and the promotion of our business. Under the terms of this service agreement, Carmel V.C. Ltd. will make available to ECI the services of Mr. Dovrat in consideration of an annual management fee of $300,000, commencing January 1, 2003. In addition, Carmel V.C. Ltd. received the grant of stock options to purchase 300,000 shares of ECI, at an exercise price of $2.21 per share. One half of these options become exercisable upon the date of shareholder approval and the balance one year thereafter.

Mr. Krish Prabhu, who was appointed as a director in July 2002 and elected as Vice Chairman of ECI in May 2003, had agreed to make himself available to other members of the board and members of senior management for additional informal meetings, limited to not more than twenty days per year, for which he was to be paid an additional directors' fee of $2,500 per day. In February 2003, shareholders approved proposed new terms of compensation for Mr. Prabhu, pursuant to which, in consideration of Mr. Prabhu devoting at least one-half of his professional time to the affairs of ECI, he would be entitled to receive an annual fee of $150,000, payable monthly, instead of the fees previously approved. Shareholders also agreed to the grant to him of stock options to purchase a further 100,000 shares of ECI at an exercise price of $1.99 per share. Subject to shareholders approval, it has now been agreed that Mr. Prabhu devote thirty days per year to the affairs of ECI and, in lieu of the annual fee of $150,000, he will receive an annual consulting fee of $75,000, in addition to an annual directors' fee of $60,000.

BOARD PRACTICES

TERMS OF DIRECTORS

Our articles of association provide that directors, other than our external directors and directors directly appointed under the terms of the Subscription Agreement of December 6, 2001 (SEE BELOW), are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented at that meeting. Each of these directors holds office until the next annual general meeting of the shareholders. According to our articles of association, our board of directors is to consist of such number of directors fixed by our shareholders, but not less than five and not more than fifteen directors. Our shareholders have set that number at fifteen, although we currently have only eleven directors. The board of directors is authorized to appoint directors to fill vacancies on the board or to add directors so long as the total number of directors does not exceed the number fixed by the shareholders, and such directors will hold office until the next annual general meeting. At such meeting, the director is eligible for re-election by the shareholders.

External directors serve for a three-year term, which may be renewed for only one additional three-year term. (FOR ADDITIONAL DETAILS, SEE BELOW IN THIS ITEM 6 UNDER THE CAPTION "BOARD PRACTICES" - "EXTERNAL DIRECTORS".)

Pursuant to the provisions of the Subscription Agreement of December 6, 2001, we amended our articles of association in February 2002, to entitle the Purchasers under that Agreement (which includes their permitted assigns) to directly appoint two directors of ECI so long as the Purchasers hold at least 10% of our shares, and one director for so long as they hold at least 5% of our shares. Generally, these directors may be removed or replaced only by the Purchasers. The appointment by the Purchasers of any director of ECI may be rejected by those directors not appointed by the Purchasers in their reasonable discretion. In addition, for so long as the Purchasers hold at least 10% of our shares, the Purchasers shall have the right to propose that one of the directors appointed by them be named as Vice Chairman of our board of directors, subject to the approval in their reasonable discretion of those directors not appointed by the Purchasers. The Purchasers' rights to directly appoint directors shall expire in 2005, and as long as such rights are so in force, the Purchasers shall have no voting rights in respect of the election of other directors. Pursuant to these provisions, in February 2002, Mr. Dovrat and Mr. Ehud (Udi) Angel were appointed directors of ECI and Mr. Dovrat was named as Vice Chairman of our board of directors. In May 2003, Mr. Dovrat was elected Chairman of our board of directors and Mr. Angel resigned as a director. Accordingly, the Purchasers currently have the right to directly appoint a second director to our board of directors.

The rights of the Purchasers under the Subscription Agreement to appoint directors and propose the appointment of a Vice Chairman of our board of directors are exercisable by Purchasers holding at least 75% of the total number of ECI shares then held by the Purchasers. For these purposes, the number of ECI shares held by any Purchaser shall include only those shares purchased pursuant to the Subscription Agreement and any ECI shares acquired by such Purchaser, within 60 days, to avoid dilution in its relative ownership percentage represented by such of ECI shares caused by an issuance of shares by ECI in connection with any equity financing or acquisition. (SEE ARTICLE 37(H) OF OUR AMENDED ARTICLES OF ASSOCIATION, INCORPORATED BY REFERENCE AS AN EXHIBIT TO THIS ANNUAL REPORT, FOR THE FULL TEXT OF THE PROVISIONS OF OUR ARTICLES OF ASSOCIATION RELATING TO THE PURCHASERS' ENTITLEMENT TO DIRECTLY APPOINT DIRECTORS.)

An agreement between Koor and Clal, who hold, directly or indirectly, approximately 30.6% and 14.3%, respectively, of our outstanding Ordinary Shares, includes certain provisions relating to the election of members to ECI's board of directors. (FOR DETAILS OF THIS AGREEMENT, SEE ITEM 7 "MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS" UNDER THE CAPTION "MAJOR SHAREHOLDERS".)

Directors may appoint alternate directors in their stead. To qualify as an alternate director, a person must be qualified to serve as a director but cannot be a director of the company or an alternate director of another director of the company. The appointment of an alternate director may be general (for an indefinite period and for all purposes) or may be limited to a specific period of time or restricted to a specific meeting or board action. At present, there are no general appointments of alternate directors. However, members of our board may, from time to time, appoint alternate directors for a specific meeting or board action.

Mr. David Ball, the Chairman of our board of directors from December 2001, stepped down from the board in May 2003. The Executive Service Agreement with Mr. Ball, which ran for a term of three years, contained provision for compensation in certain circumstances in the event of termination of the agreement. Pursuant to the agreement, we paid Mr. Ball the sum of 125,000 pounds sterling (approximately $185,000), upon termination of his service as a director. Except for that agreement, neither ECI nor its subsidiaries has entered into any service contracts with ECI's directors that provide benefits upon termination of employment.

EXTERNAL DIRECTORS

Under the Companies Law, a company incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel is required to elect at least two external directors who meet the requisite standards of independence.

A person may not be appointed as an external director if he or she, or his or her relative, partner, employer or any entity under his or her control has or had during the two years preceding the date of appointment any affiliation with the company, or with any other entity which controls, is controlled by, or is under common control with the company. The term affiliation includes an employment relationship, a business or professional relationship maintained on a regular basis, control, and service as an office holder.

No person can serve as an external director if the person's position or other business creates, or may create, conflicts of interests with the person's service as an external director, or, if his or her position or business might interfere with his or her ability to serve as a director.

A company may not appoint an external director as an office holder nor employ that person nor receive services from him or her, either directly or indirectly, including through a corporation controlled by that person for a period of two years from the termination of his or her service as an external director.

External directors are elected by a majority of the shares voted at a shareholders' meeting, provided that either (a) at least one third of the shares of non-controlling shareholders voted at the meeting voted in favor of the election or (b) the total number of shares voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company.

External directors serve for a three-year term, which may be renewed for only one additional three-year term. External directors can be removed from office only by the shareholders at the same majority required to elect them, or by a court. External directors may be removed from office only if they cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

Any committee of the board of directors to which powers of the board have been delegated must include at least one external director. Currently, Mr. Naveh (elected in September 2000) and Ms. Dvir (elected in February 2003) serve as our external directors.

AUDIT COMMITTEE

The Companies Law also requires the appointment by our board of directors of an audit committee. Under the Companies Law, the role of the audit committee is:
(i) to identify irregularities in the business management of the company, including in consultation with the company's internal auditor or independent accountants, and to propose remedial measures to the board; and (ii) to review for approval related party transactions as defined in the Companies Law (AS DESCRIBED BELOW). An audit committee must consist of at least three members, and include all of the company's external directors. The chairman of the board of directors, any director employed by the company or providing services to the company on a regular basis, any controlling shareholder or any relative of a controlling shareholder may not be members of the audit committee. An audit committee may not approve an action or a transaction with a controlling shareholder or with an office holder, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting at which an approval was granted.

Pursuant to the present listing requirements of the Nasdaq National Market, as a foreign private issuer which was already public in December 1999, ECI is required to have at least two independent directors on its board of directors and to establish an audit committee, a majority of whose members must be independent. Our audit committee complies with these requirements. The responsibilities of the audit committee under the Nasdaq requirements include, among other things, evaluating the independence of our outside auditors.

In addition, our audit committee reviews our quarterly and annual financial statements and makes recommendations to our board in connection thereto; reviews internal financial controls; oversees and monitors the financial reporting system and accounting policies and practices and approves any changes thereto; is responsible for pre-approving all services provided to us by our outside auditors; and recommends committee structures and policies and in general makes recommendations to the board with respect to corporate governance;

Currently the members of our audit committee are Yochi Dvir (chairperson), Colin Green and Avner Naveh, together with Meir Shannie as a non-voting observer.

INTERNAL AUDITOR

The Companies Law also requires our board of directors to appoint an internal auditor proposed by the audit committee. The internal auditor may, subject to certain requirements, be an employee of the company, but may not be an interested party or officer holder, or a relative of any interested party or officer holder, and may not be a member of the company's independent accounting firm. The role of the internal auditor is to examine, among other things, whether the company's activities comply with the law and orderly business practice. Our internal auditor is Meir Schweitzer, who also serves as internal auditor for ECtel.

OTHER COMMITTEES

Our board of directors has appointed the following other committees:

o An executive committee to meet between meetings of the board of directors and monitor the conduct of our business, taking action that may be taken by the board. The committee may not, however, determine our business strategy, make major decisions regarding implementation of that strategy, approve financial reports or deal with other matters that cannot by the Companies Law be delegated to a committee. Our executive committee currently comprises Jonathan J. Kolber (chairman), Shlomo Dovrat, Colin Green, Avner Naveh, Krish Prabhu and Meir Shannie.

o A remuneration committee to administer our stock option plans and to make recommendations to the board in connection with the grant of stock options and other remuneration issues. Our remuneration committee does not have the power to grant options to employees. Our remuneration committee currently comprises Jonathan J. Kolber (chairman), Shlomo Dovrat, Yochi Dvir, Avner Naveh and Meir Shannie.

o A nominations committee, which is empowered solely to make recommendations to our board of directors, with regard to the appointment and reelection of directors and the composition of committees. This committee currently comprises Shlomo Dovrat (chairman), Colin Green, Jonathan J. Kolber and Meir Shannie.

FIDUCIARY DUTIES OF OFFICE HOLDERS AND APPROVAL OF RELATED PARTY TRANSACTIONS.

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company. An office holder is defined as a director, chief executive officer, chief business manager, vice president, assistant to the chief executive officer and any other officer that reports directly to the chief executive officer.

The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care of an office holder includes a duty to use reasonable means to obtain information on the advisability of a given action brought for his or her approval or performed by him by virtue of his position and all other important information pertaining to these actions.

The duty of loyalty of an office holder includes a duty to:

o refrain from any conflict of interest between the performance of the office holder's duties in the company and the performance of his or her other duties or his or her personal affairs;

o    refrain from any activity that is competitive with the company;

o refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

o disclose to the company any information or documents relating to a company's affairs which the office holder has received due to his or her position as an office holder.

Under the Companies Law, director's compensation arrangements require the approval of the audit committee, the board of directors and the shareholders, in that order.

The Companies Law requires that an office holder of a company disclose to the company, promptly and in any event no later than the board of directors meeting in which the transaction is first discussed, any personal interest that the office holder may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. A personal interest of an office holder includes an interest of a company in which the office holder is a 5% or greater shareholder, director or general manager or in which the office holder has the right to appoint at least one director or the general manager. In the case of an extraordinary transaction, the office holder's duty to disclose applies also to a personal interest of the office holder's relative, which term is defined in the Companies

Law as the person's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of the foregoing.

Under the Companies Law, an extraordinary transaction is a transaction:

o    other than in the ordinary course of business;

o    otherwise than on market terms; or

o that is likely to have a material impact of the company's profitability, assets or liabilities.

Under the Companies Law, once an office holder complies with the above disclosure requirement, the board of directors may approve a transaction between the company and an office holder, or a third party in which an office holder has a personal interest. A transaction that prejudices the company's interest may not be approved.

If the transaction is an extraordinary transaction, approval of both the audit committee and the board of directors is required. Under specific circumstances, shareholder approval may also be required. A director who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee generally may not be present at this meeting or vote on this matter, unless a majority of members of the board of directors or the audit committee, as the case may be, has a personal interest. If a majority of the members of the board of directors has a personal interest, shareholder approval is also required.

INSURANCE OF OFFICE HOLDERS

Under the provisions of the Companies Law and our articles of association, we may, subject to certain restrictions, enter into a contract for the insurance for all or part of the liability of any of our office holders with respect to an act performed by such office holder in his or her capacity as an office holder, for:

o    a breach of his or her duty of care to us or to another person;

o a breach of his or her duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that such act would not prejudice the company's interests; or

o a financial liability imposed upon such office holder in favor of another person.

In addition, under the Companies Law, procurement of insurance coverage for our office holders must be approved by our audit committee and board of directors and, if the beneficiary is a director, by the our shareholders. ECI has a current policy for director's and officer's liability insurance.

EXCULPATION AND INDEMNIFICATION OF OFFICE HOLDERS

Under the Companies Law, an Israeli company may not exempt an office holder from liability with respect to a breach of his or her duty of loyalty, but may exempt in advance an office holder from his or her liability to the company, in whole or in part, with respect to a breach of his or her duty of care, provided that the articles of association of the company allow it to do so. Our articles of association allow us to exempt our office holders to the fullest extent permitted by law.

The Companies Law also provides that a company may, if its articles of association so provide (as is also the case in respect of our articles) and subject as set out in the law, indemnify an office holder with respect to an act performed in his or her capacity of an office holder against:

o a financial liability imposed on him or her in favor of another person by any court judgment, including a compromise judgment or an arbitration award approved by a court; and

o reasonable litigation expenses, including attorneys' fees, expended by the office holder or charged to him or her by a court, in proceedings we institute against such office holder or instituted on the company's behalf or by another person, a criminal charge from which such office holder was acquitted, or a criminal charge in which he or she was convicted for a criminal offense that does not require proof of criminal intent.

Pursuant to the provisions of the Companies Law, our articles of association also include provisions authorizing us to grant in advance an undertaking to indemnify an office holder, provided that the undertaking is limited to types of events which our board of directors deems to be anticipated at the time of the undertaking and limited to an amount determined by our board of directors to be reasonable under the circumstances. Under the Companies Law, indemnification of office holders must be approved by the company's audit committee and board of directors and, if the beneficiary is a director, by the company's shareholders. Our audit committee, board of directors and shareholders have resolved to grant undertakings to indemnify our office holders as aforesaid, by providing them with Letters of Indemnification in substantially the form approved by them, as most recently amended in 2002. (SEE EXHIBITS 4.(C)8 AND 4.(C)9 IN ITEM 19 FOR THE CURRENT FORMS OF THE LETTERS OF INDEMNIFICATION TO OFFICE HOLDERS.) The aforesaid undertakings are currently limited to an indemnity of $30 million per office holder but not more than $225 million in the aggregate for all persons to be indemnified. Pursuant to the provisions of the Companies Law, our articles of association also authorize us to retroactively indemnify an office holder.

LIMITATIONS ON INSURANCE, EXCULPATION AND INDEMNIFICATION

The Companies Law provides that a company may not exculpate or indemnify an office holder nor enter into an insurance contract that would provide coverage for any monetary liability incurred as a result of any of the following:

o a breach by the office holder of his or her duty of loyalty, unless, with respect to insurance coverage, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

o a breach by the office holder of his or her duty of care if the breach was done intentionally or recklessly;

o any act or omission done with the intent to derive an illegal personal benefit; or

o    any fine levied against the office holder.

EMPLOYEES

The following table sets forth certain data on the workforce (including temporary employees) of ECI, including now discontinued operations and ECtel, as at the end of each of the last three fiscal years:


---------------------------------------------------------------------------------------------------------------------
                                                                                       As at December 31,
---------------------------------------------------------------------------------------------------------------------
                                                                               2002         2001          2000
---------------------------------------------------------------------------------------------------------------------
NUMBERS OF EMPLOYEES BY GEOGRAPHIC LOCATION
    Israel                                                                          2,687       3,374         4,978
    United States                                                                     168         240           629
    Europe and elsewhere                                                              375         514           566
---------------------------------------------------------------------------------------------------------------------
    Total workforce                                                                 3,230       4,128         6,173
=====================================================================================================================
NUMBERS OF EMPLOYEES BY CATEGORY OF ACTIVITY
    General and administrative                                                        330         498           464
    Research and development                                                          819       1,139         1,764
    Operations                                                                      1,256       1,474         2,416
    Sales and marketing                                                               592         693           990
    Customer support                                                                  233         324           539
----------------------------------------------------------------------------- ----------- ------------- -------------
    Total workforce                                                                 3,230       4,128         6,173
=====================================================================================================================
NUMBERS OF EMPLOYEES BY BUSINESS UNITS
    Inovia (for 2000, our Access Networks division)                                   578         696           630
    Lightscape (for 2000, our Optical Networks division)                              835         886         1,015
    Enavis (for 2000, our Transport Networks division)                                318         368           543
    NGTS (for 2000, primarily our DCME division)                                       82         369           410
    ECtel                                                                             320         303           271
    Parent company & others (including manufacturing operations)                      865       1,115         2,779
    InnoWave (now discontinued operations)                                            232         391           525
---------------------------------------------------------------------------------------------------------------------
    Total workforce                                                                 3,230       4,128         6,173
=====================================================================================================================


  Except for employees of ECtel and our subsidiary in China (approximately 100 employees in 2002 and 2001, included within the figures for Lightscape), all employees included in the above table were employees of ECI and its wholly owned subsidiaries.

The significant decrease in the number of our employees in 2002 resulted primarily from the continuing reduction of manpower due to the slow-down in the telecommunications market and the transfer, on December 31, 2002, of most of the operations of NGTS to Veraz Networks, in which ECI has a substantial minority interest. Since December 31, 2002, our workforce has declined further, mainly as a result of the sale of the operations of InnoWave. With the reorganization of ECI into two principal divisions, most of the employees of Inovia, Lightscape and Enavis have been transferred to the parent company. During 2002, we employed on average approximately 255 temporary employees, the majority in manufacturing.

On December 9, 2000, the Histadrut labor union notified us of a labor dispute and a proposed labor strike to protest ECI's then proposed reorganization plan. In April 2001, ECI and the Histadrut entered into a Memorandum of Understanding with respect to a new collective bargaining agreement, as a basis for a resolution of the labor dispute. The collective bargaining agreement was entered into in January 2002.

We have employment agreements with all of our employees based in Israel, of whom approximately 200, unionized former employees of TTL, are subject to the collective bargaining agreement. If we dismiss any of these former TTL employees by 2011, we are committed to pay them increased severance benefits or early retirement pensions, depending on age and seniority.

SHARE OWNERSHIP

Although several of our directors are officers or directors of our major shareholders or their affiliates, such individuals disclaim beneficial ownership of any of the shares held by such major shareholders or their affiliates (other than the shares of which they are themselves the direct beneficial owners). (FOR DETAILS OF SHARES HELD BY MAJOR SHAREHOLDERS, SEE ITEM 7 "MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS" UNDER THE CAPTION "MAJOR SHAREHOLDERS".) Apart from Jonathan Kolber (SEE BELOW), none of our directors or members of our senior management claims a beneficial interest in 1% or more of our shares.

The following table details, as of June 12, 2003, the number of our shares owned, and stock options held, by any of our directors and by members of our senior management as a group.


-------------------------------------------------------------------------------------------------------------
                                            NUMBER OF        NUMBER OF STOCK OPTIONS HELD(2)        EXERCISE
                                              SHARES      -------------------------------------     PRICE PER
    NAME                                     OWNED(1)                                               SHARE OF
                                                                                                      STOCK
                                                                                                     OPTIONS
                                                           EXERCISABLE WITHIN  NOT EXERCISABLE
                                                               60 DAYS        WITHIN 60 DAYS
------------------------------------------------------------------------------------------------------------
    Shlomo Dovrat(1)(3)                        112,000               -  (3)            -  (3)          -
------------------------------------------------------------------------------------------------------------
    Jonathan Kolber(4)                       1,272,198(5)             -                 -              -
------------------------------------------------------------------------------------------------------------
    Danny Biran(4)                               5,000                -                 -              -
------------------------------------------------------------------------------------------------------------
    Yocheved Dvir                                    -                -            30,000          $1.99
------------------------------------------------------------------------------------------------------------
    Colin Green                                  9,590           20,000            20,000          $3.17
------------------------------------------------------------------------------------------------------------
    Mair Laiser                                 15,650           30,000                 -          $3.25
------------------------------------------------------------------------------------------------------------
    Richard Liebhaber                                -           16,666            33,334          $3.57
------------------------------------------------------------------------------------------------------------
    Avner Naveh                                      -           30,000                 -          $3.25
------------------------------------------------------------------------------------------------------------
    Krish Prabhu                                     -                -            50,000          $1.35
                                                                                  100,000          $1.99
------------------------------------------------------------------------------------------------------------
    Meir Shannie(6)                              5,000                -                 -              -
------------------------------------------------------------------------------------------------------------
    Casimir Skrzypczak                               -                -            50,000          $1.35
------------------------------------------------------------------------------------------------------------
    All members of senior management,                                                           From $0.00
    as a group (consisting of 5 persons)         4,824        1,013,750           900,000(7)    to $40.00
============================================================================================================


(1) All our shares have identical voting rights, except for the shares acquired and held pursuant to the Subscription Agreement of December 6, 2001, which includes the shares shown above as being held by Shlomo Dovrat. The holders of the shares acquired under the Subscription Agreement are entitled to directly appoint up to two of our directors and have no voting rights in respect of such shares with regard to the election of other directors. (FOR ADDITIONAL DETAILS, SEE ABOVE IN THIS ITEM UNDER THE CAPTION "BOARD PRACTICES" - "TERMS OF DIRECTORS". FOR DETAILS OF SUCH SHAREHOLDERS, SEE
    ITEM 7 "MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS" UNDER THE CAPTION "MAJOR SHAREHOLDERS". FOR FURTHER DETAILS OF THE SUBSCRIPTION AGREEMENT AND THE REGISTRATION RIGHTS AGREEMENT ENTERED INTO WITH THE INVESTORS IN CONNECTION WITH THIS TRANSACTION, SEE ITEM 10 - "ADDITIONAL INFORMATION" UNDER THE CAPTION "MATERIAL CONTRACTS".)
(2) Each stock option is exercisable into one ordinary share.
(3) Mr. Dovrat is one of the "Dovrat Entities". FOR DETAILS OF THE DOVRAT ENTITIES' HOLDINGS SEE ITEM 7 "MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS" UNDER THE CAPTION "MAJOR SHAREHOLDERS". FOR DETAILS OF A GRANT OF 300,000 STOCK OPTIONS TO CARMEL V.C. LTD. IN CONNECTION WITH THE SERVICES OF MR. DOVRAT (OF WHICH OPTIONS, 150,000 ARE EXERCISABLE WITHIN 60 DAYS), SEE ABOVE IN THIS ITEM UNDER THE CAPTION "COMPENSATION". Mr. Dovrat
     may be deemed to beneficially own additional shares or rights to acquire shares held by other entities within the Dovrat Entities, but disclaims beneficial ownership of such additional shares or rights to acquire shares.
(4) Mr. Kolber and Mr. Biran are executive officers of Koor, of which our largest shareholder is a wholly-owned subsidiary. (FOR KOOR'S HOLDINGS SEE
    ITEM 7 "MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS" UNDER THE CAPTION "MAJOR SHAREHOLDERS".)
(5) Comprises 100,000 shares held by an Israeli company wholly owned by Mr. Kolber and 1,172,198 shares held by a trustee for the Kolber Trust, of which Mr. Kolber is a discretionary beneficiary. The said holdings together aggregate to 1.2% of our outstanding shares.
(6) Mr. Shannie was, until his resignation on June 9, 2003, Chairman of the board of directors of Clal, one of our major shareholders, and President and Chief Executive Officer of CII, its parent company. (FOR CLAL'S HOLDINGS SEE
    ITEM 7 "MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS" UNDER THE CAPTION "MAJOR SHAREHOLDERS".)
(7) Does not include stock options that ECI is committed to grant, with effect from September 2003, to those members of our senior management who had been employed by certain of our subsidiaries, in exchange for stock options in those subsidiaries waived by such members of senior management. The exercise price of these stock options will be closing market price of our shares on the relevant day in September 2003

The stock options granted to our directors expire on various dates from November 2011 through March 2013. The stock options granted to members of our senior management expire on various dates from August 2006 through November 2012.

STOCK BENEFIT PLANS

OPTION PLANS

In 1991, our board and shareholders approved the adoption of the ECI Telecom Ltd. Key Employee Share Incentive Plan 1991 (the "1991 Israeli Plan") and the ECI Telecom Inc. Key Employee Stock Option Plan 1991 (the "1991 U.S. Plan," and together with the 1991 Israeli Plan, the "1991 Plans"). In 2002, our board and shareholders approved the adoption of the ECI Telecom Ltd. Employee Share Incentive Plan 2002, (the "2002 Plan", and together with the 1991 Israeli Plan, the "Primary Plans"). The Primary Plans and the U.S. Plan are referred to below as the "Plans".

Although the Plans provide that they should be administered by our board of directors or by committees appointed by our board, under Israel's Companies Law the board may no longer delegate to a committee the power to grant share options. Accordingly, in this respect, such a committee now has only the power to make recommendations to the board. Under the law, the grant of options to one of our directors require the approval of the audit committee, the board of directors and the shareholders of the company, in that order.

The Primary Plans permit the granting of options to purchase up to an aggregate of 26,760,700 of our shares. Options may be granted under the Primary Plans from time to time through December 31, 2011. The Primary Plans provide that options may be granted to any officer, key employee or other employee of ECI, including employees of subsidiaries and employees who are also directors, pursuant to a Qualified Plan (defined in the Primary Plans as one designed to benefit from certain provisions of Israeli tax law) and to any employee, director (solely under the 2002 Plan), consultant or contractor of ECI under a Non-Qualified Plan (as defined in the Primary Plans).

Both Primary Plans are in the form of "master" plans whereby the board of directors is granted the authority to devise the specific "sub-plans" under which options will be granted, with the significant terms of all the sub-plans having already been included in the Primary Plans approved by our shareholders. (Except where the context otherwise requires, reference in this annual report to any of the Plans includes all sub-plans thereto.) In 2003, pursuant to the 2002 Plan, our board of directors approved the adoption of the 2002 Sub-Plan (United States) (the "U.S. Sub-Plan"), as a sub-plan to the 2002 Plan. The U.S. Sub-Plan specifically covers the grant of options to residents of the United States who are, or were on the date when the U.S. Sub-Plan was approved, employees, consultants or other independent advisors of ECI or a subsidiary of ECI. Under the U.S. Sub-Plan, we may grant "incentive stock options" (as defined in Section 422 of the U.S. Internal Revenue Code of 1986, as amended) or options that do not qualify as incentive stock options ("non-statutory options"). Incentive stock options cannot be granted at an exercise price of less than 100% of the fair market value per share on the date of grant.

The 1991 U.S. Plan, which permitted the granting of options to purchase up to an aggregate of 400,000 of our shares, expired in 2001, except as to option awards outstanding at that date. Accordingly, no additional options are available for grant under the 1991 U.S. Plan. The permitted grantees under the U.S. Plan were any officers, management employees or other key employees of ECI Telecom Inc., a wholly owned U.S. subsidiary of ECI. Under the 1991 U.S. Plan, we could grant incentive stock options (or non-statutory options.

As a result of the acquisition of TTL in 1999 and its merger with ECI, we assumed options granted by TTL before the merger under two equity incentive plans. All such options automatically became fully vested and exercisable in full at the closing of the merger. No additional options are available for grant under these incentive plans.

The following table sets forth, as at June 12, 2003, certain information with respect to our stock option and share incentive plans.

Aggregate number of options exercised under 1991 Plans(1)                      2,135,232
Aggregate number of options outstanding(2)                                     17,540,003
Exercise price range of options outstanding                          From $0.00 to $40.00 per share
Dates of expiry of options outstanding                                 June 2004 through April 2013
Shares available for future option awards(2)                                    7,450,683



(1)  None of the options granted under the 2002 Plan have yet been exercised.
(2) The above table does not take into account stock options in respect of up to 6,460,786 of our shares, which ECI is committed to grant, with effect from September 2003, to employees who had been employed by certain of our subsidiaries, in exchange for stock options waived by such employees in those subsidiaries. The exercise price of these stock options will be closing market price of our shares on the relevant day in September 2003.

(FOR ADDITIONAL DETAILS REGARDING OUR STOCK OPTION AND SHARE INCENTIVE PLANS, SEE NOTE 12C TO OUR CONSOLIDATED FINANCIAL STATEMENTS INCORPORATED BY REFERENCE INTO THIS ANNUAL REPORT.)


SHARE PURCHASE PLANS

In July 2000, we adopted the ECI Telecom Ltd. Employee Share Purchase Plan 2000 (the "Israeli ESPP") and in September 2000, we adopted the ECI Telecom Ltd. U.S. Employee Share Purchase Plan (together with the "Israeli ESPP", and each as amended to date, the "ESPP"). The ESPP permits all regular employees (as that term is defined in the ESPP) of ECI and designated subsidiaries to set aside up to 10% of their salary to purchase shares at a price equal to 85% of the lower of the fair market value at the beginning or end of each purchase period. The numbers of shares issued under the ESPP were 203,887 in 2000, 1,214,642 in 2001, 775,123 in 2002 and 419,283 in
2003 (through June 12, 2003).


ITEM 7.       MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

ECI has authorized and outstanding one class of equity securities, designated ordinary shares, with a nominal (par) value of NIS 0.12.

Unless otherwise stated, all shareholder data in this Item is as of June 12, 2003, at which date there were 107,937,545 shares issued and outstanding.

To our knowledge, except as described below, we are not directly or indirectly owned or controlled (i) by any corporation, (ii) by any foreign government or
(iii) by any other natural or legal person, nor are there any arrangements, the operation of which may at a subsequent date result in a change in control of ECI.

The following table sets forth the number of ECI shares owned by each shareholder known to us to be the beneficial owner of more than 5% of our shares.


                                                                       NUMBER OF            APPROXIMATE PERCENT OF
                       NAME AND ADDRESS                               SHARES OWNED            SHARES OUTSTANDING
-------------------------------------------------------------       -------------------   ---------------------------
M.A.G.M. Chemical Holdings Ltd. (a wholly owned subsidiary of              33,049,433                 30.6%
Koor Industries Ltd.)(1)(3)
14 Hamelacha Street
Park Afek
48091 Rosh Ha'ayin, Israel

Clal Electronics Industries Ltd. (a wholly owned subsidiary                15,466,794                 14.3%
of Clal Industries & Investments Ltd.)(2)(3)
3 Azrieli Center (the Triangular Tower)
67023 Tel Aviv, Israel

Carmel Funds (as defined below), Isal Amlat Investments                     7,802,542(6)               7.2%(6)

(1993) Ltd., and affiliated entities
(the "Dovrat Entities")(4)(5)
16 Hagalim Avenue
46725 Herzlia, Israel

Ofer (Ships Holding) Ltd. and affiliated persons                            6,867,493                  6.4%
(the "Ofer Brothers Group")(5)(7)
2, Hanamal Street
33031 Haifa, Israel

-----------------------------------------------

(1) Both M.A.G.M. Chemical Holdings Ltd. ("MAGM") and Koor Industries Ltd. ("Koor") are Israeli corporations. Koor's shares are publicly traded on The Tel Aviv Stock Exchange and its ADSs (American Depositary Shares) are traded on the New York Stock Exchange. In addition to MAGM's holdings: (i) Mr. Kolber, a director of ECI and the Chief Executive Officer of Koor, has a beneficial interest in 1,272,198 ECI shares (FOR DETAILS SEE ITEM 6 - "DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES UNDER THE CAPTION "SHARE OWNERSHIP"); and (ii) Mr. Biran, a director of ECI and President of Koor, beneficially owns 5,000 ECI shares. Mr. Kolber and Mr. Biran, by virtue of their respective positions at Koor, may be deemed to be beneficial owners of the ECI shares held by MAGM. Mr. Kolber and Mr. Biran disclaim beneficial ownership of these shares.

(2) Both Clal Electronics Industries Ltd. ("Clal") and Clal Industries and Investments Ltd. ("CII") are Israeli corporations. Until July 2001, when CII acquired all the outstanding shares of Clal, Clal was a company controlled by CII and its shares were publicly traded on The Tel Aviv Stock Exchange. CII is controlled by IDB Development Corporation Ltd. ("IDBD") which, in turn, is controlled by IDB Holding Corporation ("IDBH"). In addition to Clal's holdings, the following entities within the aforesaid group beneficially own ECI shares, as follows: IDBD (100,000 shares); Badal Securities Ltd. ("Badal"), a wholly owned subsidiary of IDBH (100,000 shares); Clal Insurance Enterprises Holdings Ltd. ("Clal Insurance") - a company controlled by IDBD (41,720 shares); and PEC Israel Economic Corporation ("PEC"), a wholly owned US subsidiary of Discount Investment Corporation Ltd. ("DIC") - a company controlled by IDBH (22,198 shares). CII, IDBD, IDBH, Clal Insurance and DIC are all Israeli corporations whose shares are publicly traded on The Tel Aviv Stock Exchange.

      On May 19, 2003, private companies controlled by Oudi Recanati, Leon Y. Recanati, Judith Yovel Recanati and Elaine Recanati completed a sale of all the shares of IDBH held by them, constituting approximately 51.7% of the outstanding share capital of IDBH, to a group comprised of: (i) Ganden Investments I.D.B. Ltd. ("Ganden"), a private Israeli company controlled by Nochi Dankner and his sister Shelly Dankner-Bergman, which, following this transaction, holds 31.02% of the equity of and voting power in IDBH;
      (ii) Manor Investments - IDB Ltd. ("Manor"), a private Israeli company controlled by Ruth Manor, which, following this transaction, holds 10.34% of the equity of and voting power in IDBH; and (iii) Avraham Livnat Investments (2002) Ltd. ("Livnat"), a private Israeli company controlled by Avraham Livnat, which, following this transaction, holds 10.34% of the equity of and voting power in IDBH. Ganden, Manor and Livnat, owning in the aggregate approximately 51.7% of the equity of and voting power in IDBH, entered into a Shareholders Agreement relating, among other things, to their joint control of IDBH, the term of which is until May 19, 2023.

      Nochi Dankner is chairman of IDBH, IDBD, CII and DIC. Shelly Dankner-Bergman, Isaac Manor (the husband of Ruth Manor), Dori Manor (the son of Isaac and Ruth Manor) and Zvi Livnat (the son of Avraham Livnat) are directors of each of IDBH, IDBD and CII. Zvi Livnat is Co-Chief Executive Officer of CII.

      Based on the foregoing, IDBH, Ganden, Manor, Livnat, Mr. Dankner, Ms. Dankner-Bergman, Ms. Manor and Mr. A. Livnat may be deemed to share the power to vote and dispose: (i) with IDBD, CII and Clal, of the ECI shares held by Clal; (ii) with Badal, of the ECI shares held by Badal; (iii) with IDBD, of the ECI shares held by IDBD; (iv) with IDBD and Clal Insurance, of ECI shares held by Clal Insurance; and (v) with IDBD, PEC and DIC, of the ECI shares held by PEC.

(3) Pursuant to an agreement between Koor and Clal entered into on April 8, 1998 (the "Koor-Clal Agreement"), the parties agreed, among other things, to vote their respective ECI shares to the effect that (i) the majority of the members of ECI's board of directors will be designated by Koor, as long as Koor's equity interest in ECI is not less than 15% and (ii) 20% of the members of ECI's board of directors will be designated by Clal, as long as Clal owns no less than a 5% equity interest in ECI. However, the present composition of our board of directors does not reflect these provisions of the Koor-Clal Agreement.

      The Koor-Clal Agreement also provides that Clal may acquire additional ECI shares, provided that such acquisition would not cause Clal's equity interest in ECI to exceed 15%, unless Clal receives an approval from the Israeli Comptroller of Restrictive Trade Practices.

      Koor and Clal also agreed under the Koor-Clal Agreement that as long as their voting arrangements, as described above, are in force, they shall use their best efforts to ensure that in the event that ECI decides to issue ordinary shares or any securities convertible into ordinary shares to Koor or Clal or to any shareholder of ECI affiliated with Koor or Clal, the other party shall be entitled to purchase ordinary shares or other convertible securities under such issuance in accordance with its proportional respective holdings in ECI.

(4) 6,580,000 of the ECI shares held by the Dovrat Entities were acquired in February 2002 pursuant to the Subscription Agreement of December 6, 2001. The following are the names and direct holdings of the individuals and entities that comprise the Dovrat Entities: Isal Amlat Investments (1993) Ltd. ("Isal Amlat") (2,632,632 shares); Shlomo Dovrat, Chairman of our board of directors (112,000 shares); Harel Beit-On (112,000 shares); Avi Zeevi (24,947 shares); D Partners (Israel) Limited Partnership (368,371 shares); D Partners (BVI) L.P. (684,211 shares); Daniel Chertoff, now Vice President, Investor Relations of ECI (6,580 shares); Walter Grassl (2,630 shares); Karl Heinz Achinger (5,000 shares); Carmel Software Fund (Israel) L.P. (1,110,046 shares); Carmel Software Fund (Cayman) L.P. (1,370,637 shares); Carmel Software Fund (Delaware) L.P. (598,702 shares); Carmel Software Fund Gbr (98,565 shares); and Carmel V.C. Ltd., acting for Siemens Venture Capital GmbH (197,131 shares) (the previous five entities being referred to as the "Carmel Funds"). The stated holdings of the Carmel Funds include an aggregate of 743,502 ECI shares that were purchased subsequent to the Subscription Agreement of December 6, 2001, and not subject to its provisions. (SEE ALSO FOOTNOTE (6) BELOW REGARDING CERTAIN ADDITIONAL SHARES THAT MAY BE ACQUIRED BY CERTAIN ENTITIES WITHIN THE DOVRAT ENTITIES.) Although Dovrat & Co. Ltd. was one of the Purchasers under the Subscription Agreement, it did not become the holder of record of any ECI shares and its allocation of ECI shares was assigned to the other affiliates within the Dovrat Entities listed above.

      Mr. S. Dovrat and Mr. Zeevi are directors in, or shareholders of, various entities that are the general partners and investment managers or shareholders of the various Carmel Funds. Mr. S. Dovrat and his father, Aharon Dovrat, each own 50% of the shares of Dovrat & Co. Ltd., and are also directors and/or shareholders of various entities within, or affiliated with entities within, the Dovrat Entities, or which provide the Dovrat Entities or affiliates with investment advisory and related services. Mr. A. Dovrat is also Chairman of Isal Amlat and Dovrat & Co. Ltd. Mr. A. Dovrat and Mr. S. Dovrat hold indirect interests in, and/or are directors of, the general partners of, D. Partners (Israel) Limited Partnership and D. Partners (BVI) L.P. Mr. Grassl is, and Mr. Chertoff was, a manager of various entities that are the general partners and investment managers of the various Carmel Funds. Mr. Achinger is a member of the advisory boards of the various Carmel Funds. Isal Amlat is an investment company whose shares are publicly traded on The Tel Aviv Stock Exchange. Due to the relationship between the parties that comprise the Dovrat Entities, such parties may be deemed to beneficially own shares that are held by certain of the other parties within the Dovrat Entities. Each such party disclaims beneficial ownership of the shares held by any other party within the Dovrat Entities.

(5) The parties that comprise the Dovrat Entities and the parties that comprise the Ofer Brothers Group may together be deemed to constitute a "group" for the purposes of rule 13d of the Securities Act of 1933, as amended. Each party within each of the aforesaid groups disclaims beneficial ownership of all shares held by the parties that comprise the other such group.

(6) Includes (i) 150,000 stock options exercisable into shares of ECI within sixty days, being half of the stock options issued to Carmel V.C. Ltd. pursuant to the provisions of an agreement dated December 17, 2002, entered into between ECI and Carmel V.C. Ltd. relating to the services of Mr. S. Dovrat (FOR FURTHER DETAILS SEE ITEM 6 - "DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES UNDER THE CAPTION "COMPENSATION"); and (ii) 329,040 Ordinary Shares held by the Ofer (Ship Holdings) Ltd. (SEE FOOTNOTE (7) BELOW), in respect of which it has granted to Carmel V.C. Ltd. an option to purchase, expiring on December 5, 2009. Percentage ownership is calculated in relation to above number of shares issued and outstanding plus the said 150,000 stock options exercisable within sixty days.

(7) 6,580,000 of the ECI shares held by the Ofer Brothers Group were acquired in February 2002 pursuant to the Subscription Agreement of December 6, 2001. The names and direct holdings of the individuals and entity comprised in Ofer Brothers Group are: Ofer (Ships Holdings) Ltd. ("Ofer Ships") (5,288,452 shares); Udi Angel (789,474 shares); and Eyal Ofer (789,474 shares). Mr. Angel and Mr. E. Ofer both hold, directly or indirectly, one third of the outstanding Shipping Shares of Ofer Ships, which possess all the rights of capital stock. The holdings of Ofer Ships include 789,474 ECI shares acquired in June 2003 from Mr. Doron Ofer within the provisions of the Subscription Agreement and a further 287,200 ECI shares purchased subsequent to the Subscription Agreement but not subject to its provisions. Due to the relationship between the parties that comprise the Ofer Brothers Group, such parties may be deemed to beneficially own shares that are held by certain of the other parties within the Ofer Brothers Group. Each such party disclaims beneficial ownership of the shares held by any other party within the group.

To our knowledge, the significant changes in the percentage ownership of our shares held by our major shareholders during the past three years are as follows:

In January 2000, Koor and Clal held approximately 33.5% and 13%, respectively, of our outstanding shares. In March 2000, ECI issued 3,400,000 shares to Clal in connection with the conversion of certain convertible notes. Following the said conversion and as of December 31, 2000, Clal's interest in ECI reached approximately 13.8%. Koor and Clal subsequently purchased additional shares of ECI on the open market and as at December 31, 2001, their interests stood at 34.6% and 15.6%, respectively. In February 2002, pursuant to the Subscription Agreement, the Dovrat Entities and the Ofer Brothers Group were each issued 6,580,000 shares of ECI (each representing at closing approximately 6.2% of ECI's outstanding shares) and the holdings of Koor and Clal were diluted accordingly, although they subsequently acquired some additional shares in private transactions. Subsequently, Ofer Ships (a member of the Ofer Brothers Group) and the Carmel Funds (members of the Dovrat Entities) acquired additional shares in private transactions, as referred to in the footnotes to the above table. In December 2002, Koor sold 3,000,000 of its ECI shares to its wholly owned subsidiary, MAGM, and in January 2003, Koor sold to MAGM the remaining 30,049,433 ECI shares held by it.

The shareholders listed above do not have any different voting rights from any other of our shareholders, except the Dovrat Entities and the Ofer Group, who, pursuant to the Subscription Agreement (and the consequential amendment to our articles of association), are entitled to directly appoint up to two of our directors and have no voting rights with regard to the election of other directors in respect of the shares acquired under to the Subscription Agreement. (FOR ADDITIONAL DETAILS, SEE ITEM 6 "DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES" UNDER THE CAPTION "BOARD PRACTICES" - "TERMS OF DIRECTORS".) The purchasers under the Subscription Agreement undertook not to dispose of their shares for a minimum period of one year from the closing, which took place on February 11, 2002 (FOR FURTHER DETAILS OF THE SUBSCRIPTION AGREEMENT AND THE REGISTRATION RIGHTS AGREEMENT ENTERED INTO WITH THE INVESTORS IN CONNECTION WITH THIS TRANSACTION, SEE ITEM 10 - "ADDITIONAL INFORMATION" UNDER THE CAPTION "MATERIAL CONTRACTS".)

RECORD HOLDERS

As of June 12, 2003, approximately 53% of our outstanding shares were held of record by 410 holders of record with addresses in the United States. These figures are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these shares were held of record by brokers or other nominees (including one nominee company in the United States, CEDE & Co., which held 52% of our outstanding shares as of the said date).

DUTIES OF SHAREHOLDERS

Under the Companies Law, the disclosure requirements that apply to an office holder (SEE ITEM 6 "DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES" UNDER THE CAPTION "BOARD PRACTICES - FIDUCIARY DUTIES OF OFFICE HOLDERS") also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder that holds 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company, but excluding a shareholder whose power derives solely from his or her position as a director of the company or any other position with the company.

Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the engagement of a controlling shareholder as an office holder or employee, require the approval of the audit committee, the board of directors and the shareholders of the company, in that order. The shareholder approval must include at least one-third of the shares of non-interested shareholders voted on the matter. However, the transaction can be approved by shareholders without this one-third approval if the total shares of non-interested shareholders voted against the transaction do not represent more than one percent of the voting rights in the company.

In addition, under the Companies Law, each shareholder has a duty to act in good faith in exercising his, her or its rights and fulfilling the obligations of the shareholder toward the company and other shareholders and to refrain from abusing his, her or its power in the company, such as in shareholder votes. In addition, specified shareholders have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that he, she or it possesses the power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of the articles of association, has the power to appoint or to prevent the appointment of an office holder or any other power toward the company. However, the Companies Law does not define the substance of this duty of fairness.

(FOR THE REQUIREMENT OF A NON-ISRAELI SHAREHOLDER, WHO ACQUIRES 5% OR MORE OF OUR SHARES, TO NOTIFY THE OFFICE OF THE CHIEF SCIENTIST IN ISRAEL AND SIGN AN APPROPRIATE UNDERTAKING, SEE ITEM 5 - "OPERATING AND FINANCIAL REVIEW AND PROSPECTS" UNDER THE CAPTION
"RESEARCH AND DEVELOPMENT").

RELATED PARTY TRANSACTIONS

The transactions we have conducted with related parties are comprised primarily of the following:

o    Sales of certain ECI products and purchase of components and services.

o    Insurance.

o    Buildings and rentals.

We believe that all the transactions we have conducted with related companies were in the ordinary course of business and on terms no less beneficial to those applied to transactions with other customers or suppliers. In all cases, where appropriate, prices, fees and other terms of the agreements covering these arrangements were arrived at in negotiations with these entities after consideration of the prices and terms offered by providers of similar services. Details of these transactions are as follows:

KOOR AND IDB GROUPS

ECI has entered into various financial arrangements, discussed below, with subsidiaries and affiliates of IDBD, and with subsidiaries and affiliates of Koor.

ECI purchases the majority of its insurance from Clal Insurance Company Ltd., an affiliate of Clal. In addition, a number of other affiliates of Clal provide us with both services (such as travel, freight forwarding and financing services) and goods (such as power supplies) at commercial rates.

In October 2000, ECI and InnoWave entered into an agreement for the sale by InnoWave to Global Village Telecom (GVT), a Brazilian company, of wireless local loop systems and services for a wide territory in South and Central Brazil. The territory covers approximately 30% of Brazil, encompassing nine states, as well as the capital, Brasilia. Companies within the IDB Group own approximately 28% of the holding company of GVT. Pursuant to the agreement with GVT, we granted GVT long-term financing for the purchase, comprising a line of credit of up to $168 million, based upon the progress of sales. This financing was granted in conjunction with lines of credit made available to GVT by a group of other equipment vendors. The credit was to be repaid (in semi-annual payments) over a period of four years, commencing three years from the date of the signing of the agreement. The interest payable under the line of credit is variable (ranging from LIBOR plus 4.5% to LIBOR plus 6.5%). As security for its obligations under the agreement, GVT granted ECI (together with three other major international suppliers) a charge on GVT's license to operate its communications network in the territory, together with additional security including shareholders' guarantees and charges on revenue and contracts. The principal shareholders of GVT also committed themselves to maintaining at GVT a ratio of shareholders' equity to loans from vendors of at least 40:60, and have invested at least $300 million in the capital of GVT. As GVT's revenues are denominated in Brazilian currency and its vendor debt is in dollars, it is having difficulties, due primarily to a significant devaluation of the Brazilian currency relative to the dollar arising from macro-economic and political changes in Brazil, in maintaining the debt repayment schedule. Under these circumstances, and based upon a valuation of the collateral provided by GVT, in 2002 we included a provision for doubtful debt in an amount of $34 million in respect of this line of credit. (SEE NOTE 4C TO OUR CONSOLIDATED FINANCIAL STATEMENTS INCORPORATED BY REFERENCE INTO THIS REPORT.) Although we have now sold the operations of InnoWave, the GVT debt remains due to ECI. At December 31, 2002, the amount owed by GVT was $123 million, before taking into account the reserve for doubtful debt. ECI, together with the group of other equipment vendors, is in negotiations with GVT with a view to rescheduling GVT's debt repayments schedule that, if agreed, would materially extend the original schedule.

In addition to the agreement referred to above, ECI made a loan of $27 million to GVT's parent company, GVT Holding NV, in return for convertible subordinated notes that carry interest at 5% per annum. The notes are repayable in November 2003 and carry the right to convert into marketable securities in the event of an initial public offering of a company in the GVT group. Conversion of the notes will not give us significant influence in the company. Due to significant concern regarding the financial ability of the parent company to repay the notes, during 2002, we included a provision in the amount of $18 million, in respect of this loan. We are currently in discussion with GVT Holding NV with a view to restructuring this loan.

On February 5, 2001 we entered into a facility agreement with Bank Leumi le-Israel B.M. and Bank Hapoalim B.M. Bank Hapoalim B.M. was a substantial shareholder of Koor until November 2002. (FOR A SUMMARY OF THE TERMS OF THIS FACILITY AGREEMENT, SEE ITEM 10 - "ADDITIONAL INFORMATION" UNDER THE CAPTION "MATERIAL CONTRACTS".)

ECTEL

We have also entered into certain agreements with ECtel, including agreements in the ordinary course of business. The following is a brief summary of the principal agreements.

o SHARE PURCHASE AGREEMENT WITH INVESTORS - Pursuant to a share purchase agreement dated February 6, 2002 between ECI, ECtel and several investors, ECI agreed to sell to third parties 1,572,175 ECtel shares (representing approximately 9% of ECtel's outstanding shares) for $22 million. We agreed to bear all the expenses incurred by ECtel in connection with this transaction and the registration of the shares sold. Closing of the transaction took place on March 20, 2002. The agreement provided that under certain circumstances, until December 2002, the investors were entitled to demand an adjustment to the purchase price, but no demand was received for such an adjustment.

o REGISTRATION RIGHTS AGREEMENT WITH INVESTORS - Also on February 6, 2002, as provided in the above share purchase agreement, ECtel entered into a registration rights agreement with ECI and the investors to register for sale the ordinary shares to be purchased pursuant to the share purchase agreement. ECtel's registration statement covering the resale of the sold shares was declared effective on March 22, 2002. The agreement requires that the registration statement remain effective for a period of up to two years. During that period, if the registration statement fails to remain effective for 20 consecutive trading days or if ECtel's shares are suspended from trading on the Nasdaq Stock Market for three trading days, the agreement requires us to pay the investors liquidated damages in the amount of approximately $220,000 per month for so long as the breach continues.

o REGISTRATION RIGHTS AGREEMENT BETWEEN ECTEL AND ECI - On January 22, 2002, ECtel entered into a registration rights agreement with ECI with respect to the ordinary shares of ECtel held by us. Pursuant to that agreement, during a period of ten years, we are entitled to five demand registrations and unlimited piggyback registrations. We agreed to reimburse ECtel for the expenses reasonably incurred by them in effecting such registrations, unless they also issue ordinary shares in the same public offering. In addition, the agreement provides that in the event that we, from time to time, sell ECtel shares in a private transaction that is conditioned upon the grant of registration rights with respect to such shares, then, at our request, ECtel shall enter into a registration rights agreement. We agreed to reimburse ECtel for the expenses reasonably incurred by them in effecting such registrations.

o SERVICES AGREEMENTS - In January 2001, we entered into several services agreements with ECtel for the purpose of defining their continuing relationship with us. The services being provided by us under these agreements include intellectual property management assistance; internal audit; telecommunications and transportation services; maintenance services; coverage under ECI's insurance policies; and various other miscellaneous services. For performance of each service ECtel pays us agreed-upon amounts, some of which are based on their pro rata use of our facilities or estimations of the cost of the services based on the ratio of the total number of their employees to the total number of our employees in the shared facility in Petah Tikva, or upon actual usage of such services. Most of the these various services agreements had a term of one year and were renewed in 2002 for an additional one year period. The manufacturing services agreement has a term of three years. All of the agreements are terminable by either party at any time upon a material breach by the other party.

o SUPPLY AGREEMENT - We also entered into a supply agreement with ECtel in October 1999, pursuant to which we supply them with those components that we had been supplying prior to their initial public offering. We may discontinue the production of any component after giving ECtel twelve months' prior notice, in which case we would be obligated to provide ECtel with all necessary information for them to manufacture the components themselves and integrate them into their products. In addition, under the terms of the supply agreement, we have granted ECtel a non-exclusive license to use, develop, sub-license and distribute the software embedded in the components. The parties have also agreed to mutual limited covenants not to compete. We have agreed not to directly compete with ECtel in the development, manufacture, marketing or sale of revenue assurance solutions that utilize the components they purchase from us. The supply agreement has an initial period of five years and will be automatically renewed for an additional five-year term unless ECtel notify us of their decision not to renew the agreement at least six months prior to the expiration of the initial term.

o ADMINISTRATIVE SERVICES AGREEMENT IN GERMANY - ECtel also entered into an administrative services agreement with our German subsidiary, ECI Telecom GmbH, effective October 1, 2002, for the provision of various administrative services, including sub-lease of office space and various administrative services to ECtel's subsidiary, ECtel GmbH. The term of this agreement is for an initial period of one year, and is automatically renewed at the end of such period for an additional year, unless either party notifies the other party in writing, at least 180 days prior to the expiration of the initial term, of its decision not to renew the agreement.

We may, in the ordinary course of business, also enter into certain other leases, sub-leases, operating agreements and other agreements that serve to define various aspects of the relationship that will exist between ECI and ECtel. For example, in 2003, we commenced various assembly and testing activities for ECtel on an outsourcing basis at fair market prices. None of the agreements described above, either alone, or in the aggregate, is expected to materially affect the results of operations of either company.

VERAZ NETWORKS

Pursuant to the Share Exchange Agreement in connection with the transfer of the principal business of our NGTS operations, we entered into a number of ancillary agreements with Veraz, in which we have a substantial minority interest, including license, manufacturing and distribution, supply, support and services and credit agreements. None of these agreements, either alone, or in the aggregate, is expected to materially affect the results of operations of either company. (FOR DETAILS, SEE ITEM 10 - "ADDITIONAL INFORMATION" - "MATERIAL CONTRACT" UNDER THE CAPTION " VERAZ NETWORKS AGREEMENTS".

DOVRAT ENTITIES

On December 17, 2002, we entered in to an agreement with Carmel V.C. Ltd. relating to the services of Mr. Shlomo Dovrat, then Vice Chairman, and now Chairman, of our board of directors. Mr. Shlomo Dovrat shares control of Carmel V.C. Ltd., one of the Dovrat Entities. The agreement was approved by our shareholders on February 24, 2003. (FOR DETAILS OF THE AGREEMENT, SEE ITEM 6 - "DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES" UNDER THE CAPTION "COMPENSATION". FOR DETAILS OF THE HOLDINGS OF ECI SHARES BY MEMBERS OF THE DOVRAT ENTITIES, SEE ABOVE IN THIS ITEM UNDER THE CAPTION "MAJOR SHAREHOLDERS".)

On February 17, 2003, we entered into an agreement with Alvarion Ltd. for the sale of to it of the operations of InnoWave, which was completed in April 2003. The Chairman of the board of directors of Alvarion is Aharon Dovrat, the father of Shlomo Dovrat, then Vice Chairman, and now Chairman of our board of directors. Both Mr. Shlomo Dovrat and Mr. Aharon Dovrat are affiliated to entities within the Dovrat Entities. (FOR DETAILS OF THE AGREEMENT, SEE ITEM 10
- "ADDITIONAL INFORMATION" - "MATERIAL CONTRACT" UNDER THE CAPTION "INNOWAVE AGREEMENT". FOR DETAILS OF THE HOLDINGS OF ECI SHARES BY MEMBERS OF THE DOVRAT ENTITIES, SEE ABOVE IN THIS ITEM UNDER THE CAPTION "MAJOR SHAREHOLDERS".).

ITEM 8.       FINANCIAL INFORMATION

FINANCIAL STATEMENTS

The Consolidated Financial Statements of ECI for the year ended December 31, 2002 are hereby incorporated into this annual report by reference to our Report in Form 6-K for the Month of March 2003, furnished to the SEC on April 3, 2003, as amended on June 4, 2003.

EXPORT SALES

During 2002, ECI's net sales from of Israel amounted to $613.5 million and accounted for 94.9% of total net sales, compared to $781.1 million and 87.6% of total net sales in 2001 and $927.0 million and 87.5% of total net sales in 2000. (The aforesaid exclude discontinued operations.)

LEGAL PROCEEDINGS

From time to time claims are filed against us alleging mainly certain violations of intellectual property rights and certain breaches of contract. In addition, from time to time claims are filed against us by former employees alleging certain amounts due following the termination of their employment with ECI. Although management believes that the resolution of such possible future litigation is remote in time and in any event will not have a material adverse effect on our business, operating results and financial condition, the results of litigation are inherently uncertain and there can be no assurance that possible future litigation will not have a material adverse effect on our business, operating results and financial condition.

RESTRICTIVE TRADE PRACTICES. In October 1997, an investigation was commenced by the Israeli Comptroller of Restrictive Trade Practices regarding alleged price fixing and non-competitive practices among TTL, Tadiran Ltd. ("Tadiran"), now a wholly owned subsidiary of Koor, and Telrad Telecommunications & Electronics Industries Ltd. ("Telrad"), a subsidiary of Koor. An inspection at TTL's offices was conducted by the Comptroller in the course of which documents were taken. Subsequently, employees of the respective companies were investigated. Pursuant to Israel's Restrictive Trade Practices Law - 1998, criminal charges may be commenced and a fine may be levied against an entity or person that has violated the law. In addition, violators may be liable for damages that are proven as a result of their violation.

In December 1998, the Comptroller announced that the investigations department of the Restrictive Trade Practices Authority (the "Authority") had completed its investigations regarding suspected anti-trust violations among Koor, Telrad, Tadiran, Bezeq-The Israel Telecommunications Corporation Ltd. and Bezeqcall Ltd. in the area of large exchanges and in the area of the provision of telecommunications services on the premises of private business customers (mainly related to private automatic branch exchanges) which were part of the telecommunications group of Tadiran, to which TTL succeeded. The Authority's investigators recommended filing criminal charges against certain of the entities or persons investigated in connection with such suspicions. TTL merged with and into ECI in 1999.

We were notified by Tadiran that, in March 2002, Tadiran received a notice from the Authority that it is considering the possibility of bringing Tadiran to trial as a result of its actions with regard to the supply of large exchanges between 1993 and 1997. It is unclear whether or to what extent TTL (and ECI) will also be the subject of the proposed trial. According to such notice, the investigation regarding the private automatic branch exchanges is still under review. In the context of our merger with TTL, Tadiran agreed to indemnify ECI from damages, subject to an agreed upon deductible amount of $6 million, that ECI may incur as a result of the foregoing.

SECURITIES CLASS ACTIONS. Six putative shareholder class action lawsuits were filed on or after June 12, 2001 against ECI and certain of our current and former senior officers and directors. The lawsuits purported to be class actions filed on behalf of persons who held our shares during the period May 2, 2000 through February 14, 2001 (the "investment period"). Plaintiffs allege fraud, a deceptive course of business and the dissemination of false and misleading financial statements that injured purchasers of ECI stock during the investment period.

By an order dated August 24, 2001, the Court consolidated the six complaints into a single action. The Court appointed Lead Plaintiff and Lead Counsel on September 28, 2001.

On October 5, 2001, the Lead Plaintiff filed the first consolidated class action against ECI, our Chief Executive Officer, our former Chief Financial Officer and the then Chairman of our board of directors, for violation of Sections 10(b) of the Securities Exchange Act of 1934 ("the Act") and Rule 10b- 5 thereunder, and against the individual defendants under Section 20(a) of the Act. On November 9, 2001, the Section 10(b) and Section 20(a) claims against the individual defendants were dismissed by the Court without prejudice. On November 21, 2001, the Court dismissed the claims against ECI without prejudice and granted plaintiffs leave to file an amended complaint.

On December 7, 2001, Lead Plaintiff filed a second consolidated and amended class action (the "second class action") against ECI, our Chief Executive Officer and our former Chief Financial Officer for violation of Sections 10(b) of the Act and 10b- 5 thereunder, and against the Chief Executive Officer and former Chief Financial Officer under Section 20(a) of the Act. At hearings held in January 2002, the Court denied defendants' motion to dismiss the claims.

Although we believed that the plaintiffs' claims were without merit and were prepared to defend the actions vigorously, we believed that it was in the best interests of ECI and its shareholders to end the expense and the distraction of the lawsuit. As a result, on May 16, 2002, the parties signed a memorandum of understanding to settle the consolidated securities class action lawsuit. Pursuant to the terms of this memorandum of understanding, a fund to cover the settlement was established into which the settlement amount was paid by our insurance carriers (net of the deductible excess of $0.2 million payable under our insurance policy) and all claims against ECI were dismissed without any liability or wrongdoing attributed to ECI. Our insurers deposited $21.75 million with an escrow agent on June 14, 2002. On July 30, 2002, as agreed in the memorandum of understanding, the parties filed a motion to dismiss the individual defendants from the lawsuit without prejudice. That motion was granted, and the individual defendants were dismissed from the case without prejudice on August 1, 2002. On November 15, 2002, the Court approved the settlement and entered a final judgment and order of dismissal with prejudice. December 18, 2002, was the final day on which any party could appeal the final order.

DISPUTE WITH SANMINA/SCI. In November 1999, we sold a division of our manufacturing operations to Sanmina/SCI Systems (formerly SCI Systems), a global contract manufacturer, and entered into a supply agreement that, among other things, requires us to outsource manufacturing work to Sanmina/SCI. Sanmina/SCI alleges that we have breached these obligations under the supply agreement, thus causing it financial damage. We have denied this allegation and have made counterclaims against Sanmina/SCI with respect to payment breaches, among other things. In January 2002, the parties commenced a dispute resolution process pursuant to the terms of the supply agreement. In April 2002, this dispute entered the mediation stage. The mediation process failed and the parties started arbitration proceedings in December 2002. In April 2003, Sanmina/SCI filed its statement of claim in the arbitration in the amount of $24 million and NIS 24 million (equating to approximately $5.3 million on the basis of the exchange rate prevailing on April 30, 2003), based upon their earlier allegations. We are to file our statement of defense and our statement of claim against Sanmina/SCI by July 8, 2003. A preliminary hearing in the arbitration is scheduled for September 8, 2003. We cannot predict the outcome of this litigation.

LABOR DISPUTE. See Item 6 - "Directors, Senior Management and Employees" under the caption "Employees".

DIVIDENDS

The first cash dividend paid by us on our shares after our initial public offering in 1982 was in 1990. From 1995 through 1999, we paid a gross annual dividend of $0.20 per share in equal quarterly installments. In 2000, we paid a gross annual dividend of $0.15 per share. No dividend was declared in respect of the last quarter of 2000, nor have any been declared or paid since then. We do not intend to pay dividends at this time. However, we may resume payment of dividends in the future. (SEE ITEM 10 - "ADDITIONAL INFORMATION" - "MEMORANDUM AND ARTICLES OF ASSOCIATION" UNDER THE CAPTION "DIVIDENDS" REGARDING THE FUNDS OUT OF WHICH DIVIDENDS MAY BE PAID AND ANCILLARY PROVISIONS OF OUR ARTICLES OF ASSOCIATION AND ISRAELI LAW REGARDING DIVIDEND PAYMENTS.)

Subject to the provisions of any relevant double taxation treaty, cash dividends paid by an Israeli corporation are generally subject to a withholding of tax at source. (SEE ITEM 10 - "ADDITIONAL INFORMATION" UNDER THE CAPTION "TAXATION".)

SIGNIFICANT CHANGES

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2002.


ITEM 9. OFFER AND LISTING

TRADING MARKET

ECI's ordinary shares are listed on the Nasdaq Stock Market's National Market under the symbol ECIL.

STOCK PRICE HISTORY

All share prices shown in this item are rounded to the nearest U.S. cent.

The following table sets forth the annual high and low market prices of ECI's ordinary shares as reported on the Nasdaq Stock Market for the five most recent years prior to the filing of this annual report.



CALENDAR YEAR                           PRICE PER SHARE
                               ---------------------------------
                                 HIGH                     LOW
---------------------------    --------                  ------
1998                            $40.31                   $19.75
1999                            $45.00                   $23.75
2000                            $39.88                   $13.81
2001                            $16.69                    $1.96
2002                             $6.38                    $1.25

The following table sets forth the quarterly high and low market prices of ECI's ordinary shares as reported on the Nasdaq Stock Market for each calendar quarter of the two most recent years prior to the filing of this annual report; and for the quarter ended March 31, 2003:


CALENDAR PERIOD                        PRICE PER SHARE
                               -------------------------------
                                HIGH                     LOW
---------------------------    -------                 -------
2001
First Quarter                  $16.69                  $7.06
Second Quarter                  $8.10                  $4.28
Third Quarter                   $5.35                  $2.35
Fourth Quarter                  $5.74                  $1.96
2002
First Quarter                   $6.38                  $3.55
Second Quarter                  $4.20                  $2.88
Third Quarter                   $3.40                  $1.63
Fourth Quarter                  $2.69                  $1.25
2003
First Quarter                   $2.25                  $1.55


The following table sets forth the monthly high and low market prices of ECI's ordinary shares as reported on the Nasdaq Stock Market for the six most recent months prior to the filing of this annual report:


CALENDAR MONTH                                         PRICE PER SHARE
                                              -------------------------------
-------------------------------------          HIGH                     LOW
                                              -------                  ------

2002
December                                       $2.69                    $1.91
2003
January                                        $2.20                    $1.55
February                                       $2.07                    $1.58
March                                          $2.25                    $1.85
April                                          $2.50                    $1.75
May                                            $3.15                    $2.07

ITEM 10.      ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

Set out below is a description of certain provisions of our memorandum and articles of association, and of the Companies Law related to such provisions. This description is only a summary and does not purport to be complete and is qualified by reference to the full text of the memorandum and articles, which are incorporated by reference as Exhibits to this annual report, and by Israeli law.

We were first registered with the Registrar of Companies in Israel on April 27, 1961 as a private company. On October 1, 1982, we became registered as a public company. Our registration number with the Registrar of Companies is 52-003290-5.

OBJECTS & PURPOSES

Pursuant to Section 2.(a) of our memorandum of association, the principal object for which we were established is to carry on the business as manufacturers of and dealers in electronic, radar, telemetric and wireless apparatus, sets, computers, fittings, measuring instruments, components, parts, accessories and equipment of every kind. We are entitled to do all such things as we may deem incidental or conducive to the aforementioned.

DIRECTORS

Directors, other than external directors and directors directly appointed under the terms of the Subscription Agreement of December 6, 2001, are elected annually. The external directors are elected for a term of three years. As a result of an amendment to the articles of association on February 7, 2002, the Purchasers under that the Subscription Agreement are entitled, until 2005, to directly appoint up to two of our directors (and remove such directors). (FOR ADDITIONAL DETAILS, SEE ITEM 6 - "DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES" - "BOARD PRACTICES" UNDER THE CAPTIONS "TERMS OF DIRECTORS" AND "EXTERNAL DIRECTORS".) There is no cumulative voting for directors.

There is no requirement that a director own shares of ECI and there is no mandatory retirement age for directors.

The Companies Law requires that transactions between a company and its office holders (which term includes directors) or that benefit its office holders, including arrangements as to the compensation of office holders, be approved as provided for in the Companies Law and the company's articles of association. (FOR FURTHER DETAILS, SEE ITEM 6 - "DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES" UNDER THE CAPTION "FIDUCIARY DUTIES OF OFFICE HOLDERS AND APPROVAL OF RELATED PARTY TRANSACTIONS")

The board of directors is charged with formulating the Company's policy and supervising the chief executive officer (referred to in our articles of association and the Companies Law as the general manager), and it retains all the powers in running the Company that are not specifically granted to the shareholders or to the general manager under the Companies Law or the articles of association. The board may take decisions to borrow money for the Company, and may set aside reserves out of our profits and may invest any sum of the Company's reserves, all at its discretion.

The board may meet whenever it thinks fit, and must convene when a director requests a meeting. The board may adopt a resolution when a quorum is present, and each resolution must be passed by a vote of at least a majority of the directors present at the meeting. A quorum of directors is comprised of at least a majority of the directors then in office. The board may elect one director to serve as the chairman of the board of directors to preside at the meetings of the board of directors. As a result of amendments to the articles of association on February 7, 2002, the chairman of the board no longer has a second and deciding vote at board meetings and the Purchasers under that the Subscription Agreement of February 7, 2002 are entitled, until 2005, to propose the appointment of a vice chairman of the board. (FOR ADDITIONAL DETAILS, SEE ABOVE UNDER THE CAPTION "BOARD PRACTICES - TERMS OF DIRECTORS"). Minutes of the board meetings are to be recorded and kept at the office of the company.

DIVIDENDS

The board may declare dividends when allowed by law as it views justified, and cause the company to pay them. Dividends may be paid in assets or shares, debentures, or debentures stock of ECI or of other companies. The board may decide to distribute our profits among the shareholders. Under the

Companies Law, dividends may be paid out of profits, as calculated thereunder, as of the end of the previous fiscal year or as accumulated over a period of two years, whichever is higher. Notwithstanding the foregoing, dividends may be paid with the approval of a court, provided that there is no reasonable concern that the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. Dividends that remain unclaimed after seven years will be forfeited. The board may deduct from any dividend sums that are due and payable to us on account of calls.

LIQUIDATION RIGHTS

If ECI is wound up, then subject to applicable law and aside from any special rights of shareholders, our assets will be distributed among our shareholders in proportion to their respective holdings.

CHANGING THE RIGHTS OF SHARES

We may only change the rights of shares with the approval of seventy-five percent (75%) of the holders of that class of shares present and voting at the separate general meeting called for that class of shares. An enlargement of a class of shares is not considered changing the rights of those shares.

SHAREHOLDERS MEETINGS

We have two types of general shareholders meetings: Annual General Meetings and Extraordinary General Meetings. They may be held either in Israel or in any other place the board determines. An Annual General Meeting must be held once in every calendar year, but not more than 15 months after the last Annual General Meeting. The board of directors may, in its discretion, convene additional shareholder meetings (Extraordinary General Meetings) and, pursuant to the Companies Law, must convene a meeting upon the demand of two directors or one quarter of the directors in office or upon the demand of the holders or holders of five per cent of the company's issued share capital.

We are required to give notice of the general meetings no less than twenty-one days before the general meetings. A quorum in a general meeting consists of two or more holders of ordinary shares (present in person or by proxy), who hold together at least 25% of the voting power in our company, or such other percentage as shall be required under rules and regulations applicable to us. Pursuant to the rules of the Nasdaq Stock Market, the percentage we require for a quorum at a general meeting is at least 331/3% of the voting power in our company. If a meeting is convened at the request of shareholders and no quorum is present, it shall be dissolved. If a meeting is otherwise called and there is no quorum within a half an hour of the time set, the meeting is postponed until the following week (or any other time that the chairman of the board and the shareholders present agree to). At the postponed meeting, any two shareholders will constitute a quorum. Our board may, in its discretion, enable persons to attend the meeting by having simultaneous meetings at the principal place and satellite locations, so long as the facilities are adequate for all shareholders to participate in the business of the meeting, to hear all persons who speak, and to be heard by all other persons.

A chairman shall preside at every general meeting. The chairman of a meeting is determined in the following order of preference, either the chairman of the board, the vice chairman, another director, or an elected shareholder.

All resolutions except as provided in the articles of association or by law, will be passed with a majority vote. Our articles of association require a vote of 75% to amend the articles or change our share capital. Every ordinary share has one vote. A shareholder may only vote the shares for which all calls have been paid up on, except in separate general meetings of a particular class. A shareholder may vote in person or by proxy, or if the shareholder is a corporate body, by its representative. A resolution in writing will be passed only if it is signed by all the shareholders entitled to vote at a general meeting.

ANTI-TAKEOVER PROVISIONS; MERGERS AND ACQUISITIONS.

The Companies Law provides for mergers, provided that each party to the transaction obtains the approval of its board of directors and shareholders. For purposes of the shareholder vote of each party, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares not held by the other party (or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party) have voted against the merger. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of that party. Finally, a merger may not be completed unless at least 70 days have passed from the time that the requisite proposals for approval of the merger have been filed with the Israeli Registrar of Companies.

Provisions of the Companies Law that deal with "arrangements" between a company and its shareholders may be used to effect squeeze-out transactions in which the target company becomes a wholly-owned subsidiary of the acquirer. These provisions generally require that the merger be approved by a majority of the participating shareholders holding at least 75% of the shares voted on the matter. In addition to shareholder approval, court approval of the transaction is required, which entails further delay. The Companies Law also provides for a merger between Israeli companies, after completion of the above procedure for an "arrangement" transaction and court approval of the merger.

The Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% shareholder of the company, unless there is already a majority shareholder of the company. In any event, if as a result of an acquisition of shares the acquirer will hold more than 90% of a company's shares, the acquisition must be made by means of a tender offer for all of the shares. If more than 95% of the outstanding shares are tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to it.

Israel tax law treats some acquisitions, such as stock-for-stock acquisitions between an Israeli company and a foreign company, less favorably than U.S. tax law. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares in another corporation to taxation prior to the sale of the shares received in such stock-for-stock swap.

LIMITATION ON RIGHTS TO OWN SHARES.

Neither our memorandum of association or articles of association nor the laws of the State of Israel restrict in any way the ownership or voting of ordinary shares by non-residents of Israel, except with regard to subjects of countries which are in a state of war with Israel who may not be recognized as owners of our shares.

NOTIFICATION OF SHAREHOLDING.

There are no specific provisions of our memorandum or articles governing the ownership threshold above which shareholder ownership must be disclosed.

MATERIAL CONTRACTS

SHARE PURCHASE AGREEMENT

On February 6, 2002, ECI, ECtel and certain purchasers entered into a share purchase agreement with regard to the sale by ECI to the purchasers of 1,572,175 of its shares in ECtel for $22 million. (FOR DETAILS OF THE SHARE PURCHASE AGREEMENT IN RESPECT OF THIS SALE AND THE ACCOMPANYING REGISTRATION RIGHTS AGREEMENT, SEE ITEM 7 - "MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS" UNDER THE CAPTION "RELATED PARTY TRANSACTIONS".)

SUBSCRIPTION AGREEMENT

On December 6, 2001, ECI, a number of investors affiliated with the Dovrat Entities and the Ofer Brothers Group and G.L.E. Trust Services Ltd. entered into a subscription agreement with regard to the private placement of 13,160,000 of our shares for an aggregate consideration of $50,008,000. (FOR ADDITIONAL DETAILS REGARDING THE INVESTORS, SEE ITEM 7 - "MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS" UNDER THE CAPTION "MAJOR SHAREHOLDERS". FOR ADDITIONAL DETAILS REGARDING THE ACCOMPANYING REGISTRATION RIGHTS AGREEMENT, SEE BELOW.)

One of the conditions to the consummation of this transaction was the adoption of amendments to ECI's articles of association which give the investors, and their permitted assigns (together, the "Purchasers"), subject to certain conditions, the right (until 2005) to directly appoint up to two directors to ECI's board of directors and would cancel the right of the Chairman of the board to cast an additional, tie-breaking vote at meetings of the board of directors. The requisite amendments were approved by our shareholders on February 7, 2002, and the closing of the private placement was accordingly effected on February 12, 2002. (FOR FURTHER DETAILS OF THE AMENDMENTS TO OUR ARTICLES OF ASSOCIATION REGARDING THE APPOINTMENT OF DIRECTORS, SEE ITEM 6 "DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES" - "BOARD PRACTICES UNDER THE CAPTION "TERMS OF DIRECTORS".)

For a period of one-year from the closing of the transaction, the subscription agreement imposed various restrictions as to the disposal of any of the shares issued pursuant to the agreement.

REGISTRATION RIGHTS AGREEMENT

Pursuant to the Subscription Agreement referred to above, on February 11, 2002, we entered into a registration rights agreement with the investors regarding the shares issued to them in the private placement.

Under the registration rights agreement, the investors, and their permitted assigns, are entitled, subject to certain conditions and limitations, to two demand registrations and to unlimited piggyback registrations in respect of the shares issued pursuant to the Subscription Agreement. These rights are effective from February 11, 2003 and terminate after a period of four years. Any demand registration shall have an anticipated aggregate offering price of at least $10 million. We shall bear all expenses incurred in connection with any registration excluding underwriters' discounts or commissions and the selling shareholders' legal fees and expenses.

FACILITY AGREEMENT

On February 5, 2001, we entered into a facility agreement with Bank Leumi le-Israel B.M. and Bank Hapoalim B.M. The facility agreement provided for a term loan in one or more installments in the aggregate principal amount of $300 million. The loan bore interest at the rate of three-month LIBOR plus 0.8% per year on the outstanding principal amount and was repayable in 15 equal quarterly installments beginning June 2002.

As security for its obligations under the facility agreement, ECI granted to the banks, among other things, pledges on all its shares in ECtel and mortgages on all of ECI's real estate in Israel. Each of ECI's then principal wholly-owned Israeli subsidiaries granted the banks a limited guarantee and a negative pledge. Subsequently, we also pledged our shares and certain contingent interests in Veraz Networks. The facility agreement provided for mandatory prepayments in specified amounts in the event of a private placement or public offering by ECI and, under certain circumstances, upon the receipt of insurance proceeds. In addition, the facility agreement contained other provisions, such as events of default, financial covenants and restrictive covenants. The restrictive covenants include, among other things, limitations on liens, distributions, indebtedness, capital expenditures, issuances of securities, acquisitions and dispositions of assets, and changes of control.
On May 28, 2003, the parties to the facility agreement entered into a letter agreement with reference to the facility agreement. The letter agreement sets out certain terms that were operative immediately and functioned as an amendment to the facility agreement. In addition, the letter agreement sets out the principles of further amendment to the facility agreement. These principles are being currently formulated to be incorporated into an amended and restated facility agreement, which it is intended will also incorporate the operative terms of the letter agreement. The principle provisions of the letter agreement, effective from June 30, 2003, provide for a long-term loan of $60 million at an increased interest rate of LIBOR plus up to 2% per year and receipt of short-term credit facilities of $30 million. The long term is repayable in eight equal quarterly installments beginning March 2004. The banks received, by way of additional security, a floating charge on our assets and there was a relaxation in certain of the financial covenants. The letter agreement also allows for a third bank to join in the amended and restated facility agreement to provide part of the short-term credit facilities.

(FOR FURTHER DETAILS OF THE FACILITY AGREEMENT, SEE ITEM 4 - "OPERATING AND FINANCIAL REVIEW AND PROSPECTS" UNDER THE CAPTION "LIQUIDITY AND CAPITAL RESOURCES".)

VERAZ NETWORKS AGREEMENTS

On October 30, 2002, we entered into a Share Exchange Agreement with NexVerse Networks, Inc. ("NexVerse"), a Delaware corporation, in connection with the combination of the principal business of our NGTS operations with that of NexVerse. Pursuant to the Share Exchange Agreement, we initially transferred assets of our NGTS business to two subsidiaries, one a U.S. corporation ("Chorale Networks U.S.") and the other an Israeli company ("Chorale Networks Israel"). At the Closing, which took place as of December 31, 2002, we transferred all of the issued shares in the above subsidiaries to NexVerse in exchange for 68,347,221 shares of NexVerse Common Stock and 9,000,000 shares of NexVerse Series B-1 Preferred Stock. Chorale Networks U.S. then merged with and into NexVerse, which entity assumed the name Veraz Networks, Inc., and Chorale Networks Israel changed its name to Veraz Networks Ltd.

Pursuant to the Share Exchange Agreement, we entered into a number of ancillary agreements with NexVerse (or with the transferred subsidiaries) including: separation agreements in respect of the US and Israeli assets of the business sold; a license agreement relating to the grant by us of a perpetual royalty-free license in respect of our DCME intellectual property; a license agreement relating to the grant back to us of a perpetual, non-transferable license in respect of the VoIP intellectual property; an exclusive master manufacturing and distribution agreement pursuant to which we agreed to manufacture our DCME product exclusively for sale by Veraz; a non-exclusive manufacturing and supply agreement relating to the manufacture of VoIP gateway products; transitional support and services agreements; and a trademark license agreement relating to the use of certain of our trademarks, service marks and trade names. We also agreed to make available to Veraz a credit line of up to $10 million, in the event of Veraz being unable to obtain such financing on commercially reasonable terms. The borrowing under the credit line would be secured by accounts receivable pre-approved by us and the outstanding loan will not exceed 40% of such receivables.

Also, as envisaged in the Share Exchange Agreement, ECI together with certain third parties (including certain existing shareholders of NexVerse), entered into a stock purchase agreement with NexVerse (the Series C Preferred Stock Purchase Agreement) for the purchase of up to 174,825,200 shares of Series C Preferred Stock of NexVerse at $0.1716 per share. Pursuant to this agreement, we acquired 58,275,059 shares of Series C Preferred Stock for an aggregate purchase price of $10 million. Following closing of the transaction, we held 43.2% of the voting rights in Veraz Networks, Inc. (NexVerse), or 36.2% on a fully diluted basis.

INNOWAVE AGREEMENT

On February 17, 2003, we entered into a Purchase Agreement with Alvarion Ltd., for the sale to it of most of the assets and liabilities of our InnoWave business, being the design, development, production and sale of point-to-multipoint wireless systems. The closing of the sale took place on April 1, 2003. Among the InnoWave assets excluded from the sale were the account receivable from GVT and any cash in InnoWave's accounts on the date of closing (to the extent that the current assets, long term accounts receivable and inventory, as of the closing, exceeded the liabilities being assumed by Alvarion).

Alvarion agreed to assume only the following InnoWave liabilities: (a) liabilities arising or required to be performed after the closing under contracts to be assumed by Alvarion; (b) liabilities arising after the closing under any permits and licenses assigned to Alvarion; (c) accounts payable of InnoWave as of the closing; (d) InnoWave's existing product warranty obligations arising out of any contract to be assumed by Alvarion; and (e) certain other specific liabilities expressly set forth in the Purchase Agreement.

Approximately 150 of InnoWave's employees were employed by Alvarion, following termination of their employment by InnoWave and the execution of new employment agreements with Alvarion.

The value of the InnoWave transaction was approximately $20 million. This consisted of cash consideration paid to us by Alvarion of $9.1 million (of which $0.6 million was paid to certain key InnoWave employees being transferred to Alvarion) and the cash balances of InnoWave at the date of closing, which were withdrawn by us. Alvarion also undertook to grant to us warrants to purchase, over a period of five years, 200,000 ordinary shares of Alvarion at an exercise price of $3.00 per share (of which, warrants to purchase 50,000 shares were to be transferred to certain key InnoWave employees being transferred to Alvarion).

EXCHANGE CONTROLS

There are currently no Israeli currency control restrictions on payments of dividends or other distributions with respect to our ordinary shares or the proceeds from the sale of the shares, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding certain transactions. However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

TAXATION

The following is a general summary only and is not exhaustive of all possible tax considerations. It is not intended, and should not be construed, as legal or professional tax advice and should not be relied upon for tax planning purposes. Each individual should consult his or her own tax or legal advisor as to the Israeli, United States or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

ISRAELI TAX CONSIDERATIONS AND GOVERNMENT PROGRAMS

The following summary describes the current tax structure applicable to companies in Israel, with special reference to its effect on us. It also contains a discussion of the material Israeli tax consequences to our shareholders and Israeli government programs benefiting us. To the extent that the discussion is based on new or proposed tax legislation that has not been subject to judicial or administrative interpretation, we cannot assure you that the tax authorities will accept the views expressed in the discussion in question.

TAX REFORM

On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No. 132), 2002, known as the Tax Reform, came into effect.

The Tax Reform, aimed at broadening the categories of taxable income and reducing the tax rates imposed on employment income, introduced the following, among other things:

o Reduction of the tax rate levied on capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003, to a general rate of 25% for both individuals and corporations. Regarding assets acquired prior to January 1, 2003, the reduced tax rate will apply to a proportionate part of the gain, in accordance with the holding periods of the asset, before or after January 1, 2003, on a linear basis;

o Imposition of Israeli tax on all income of Israeli residents, individuals and corporations, regardless of the territorial source of income, including income derived from passive sources such as interest, dividends and royalties;

o Introduction of controlled foreign corporation (CFC) rules into the Israeli tax structure. Generally, under such rules, an Israeli resident who holds, directly or indirectly, 10% or more of the rights in a foreign corporation, more than 70% of the shares of which are not publicly traded, and in which more than 50% of the rights are held directly or indirectly by Israeli residents, and a majority of whose income in a tax year is considered passive income, will be liable for tax on the portion of such income attributed to his holdings in such corporation, as if such income were distributed to him as a dividend; and

o Imposition of capital gains tax on capital gains realized by individuals as of January 1, 2003, from the sale of shares of publicly traded companies (such gain was previously exempt from capital gains tax in Israel). For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares, see "CAPITAL GAINS TAX ON SALES OF SHARES" below;

o Introduction of a new regime for the taxation of shares and options issued to employees and officers (including directors).

GENERAL CORPORATE TAX STRUCTURE

Israeli companies are generally subject to tax at the rate of 36% on taxable income and are subject to capital gains tax at a rate of 25% for capital gains derived after January 1, 2003. However, the effective tax rate payable by a company that derives income from an approved enterprise (under the Law for the Encouragement of Capital Investments, 1959) may be considerably less, as further discussed below. As we derive income from approved enterprises, we are entitled to a reduction in the normally applicable tax rate for income generated from such program.

TAX BENEFITS UNDER THE LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959

The Law for the Encouragement of Capital Investments, 1959, commonly referred to as the Investment Law, provides that a company may apply for a proposed capital investment in eligible facilities to be designated as an approved enterprise program.

Subject to compliance with applicable requirements, the portion of income derived from an approved enterprise program investment, under the alternative package of benefits, is generally eligible for the following tax benefits commencing in the first year in which it generates taxable income:


YEARS WHEN APPROVED ENTERPRISE BEGINS GENERATING TAXABLE INCOME TO
 SUCH APPROVED ENTERPRISE PROGRAM UNDER THE ALTERNATIVE PACKAGE OF
      BENEFITS, WHERE THE FACILITY IS IN THE CENTER OF ISRAEL                       TAX BENEFIT
--------------------------------------------------------------------  --------------------------------------
   1-2 (or 10 years in certain areas)...........................       Tax-exempt
   3-7..........................................................       Corporate tax of up to 25%
   8-10.........................................................       Corporate tax of up to 25% if more than
                                                                       25% of our shares are held by non-Israeli
                                                                       investors; if not then 36%

We have derived, and expect to continue to derive, a substantial portion of our revenues from our facilities that are approved enterprise programs. The benefits available to an approved enterprise program are described below. These benefits are dependent upon the fulfillment of conditions stipulated in applicable law and in the certificate of approval.

The application for approval for an approved enterprise status is made to the Investment Center of the Ministry of Industry and Trade of the State of Israel. Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, for example, the equipment to be purchased and utilized under the program. The tax benefits derived from any certificate of approval relate only to taxable income attributable to the specific approved enterprise and its specified equipment (in addition, under an amendment to the Investment Law that was made within the framework of the Tax Reform, it was clarified that tax benefits under the Investments Law shall also apply to income generated by a company from the grant of a usage right with respect to know-how developed by the approved enterprise, income generated from royalties, and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the approved enterprise's ordinary course of business). If a company has more than one approval, as we have, or only a portion of its capital investments is approved, its effective tax rate is the result of a weighted average of the applicable rates, by assets ratio and revenue ratio.

As indicated above, taxable income of a company derived from an approved enterprise is subject to company tax at the maximum rate of 25%, rather than the usual rate of 36%, for the benefit period. This period is ordinarily seven years, or ten years if the company is located in a specific geographical area, or if the company qualifies as a foreign investors' company as described below, commencing with the year in which the approved enterprise first generates taxable income. However, this period is limited to twelve years from commencement of production or 14 years from the date of approval, whichever is earlier.

A company owning an approved enterprise may elect to receive an alternative package of benefits, as we have. Under the alternative package of benefits, a company's undistributed income derived from an approved enterprise will be exempt from company tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the approved enterprise within Israel. Moreover, the company will be eligible for a reduced tax rate for the remainder of the benefits period.

A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a foreign investors' company. A foreign investors' company is a company more than 25% of whose share capital and combined share and loan capital is owned by non-Israeli residents. A company that qualifies as a foreign investors' company and has an approved enterprise program is eligible for tax benefits for a ten-year benefit period. The tax rate for a foreign investors' company is 25%, unless the level of foreign investment is equal to or exceeds 49%. If the foreign investment is equal to or exceeds 49% and less than 74%, then the tax rate is 20%. If it is equal to or exceeds 74% and less than 90%, then the tax rate is 15%. Finally, if the level of foreign investment is equal to or exceeds 90%, then the tax rate is 10%.

A company that has elected the alternative package of benefits and that subsequently pays a dividend out of income derived from the approved enterprise during the tax exemption period will be subject to tax on the amount distributed. The tax rate will be the rate which would have been applicable had the company not elected the alternative package of benefits. This rate is generally 10%-25%, depending on the percentage of the company's shares held by foreign shareholders. The dividend recipient is taxed at the rate applicable to dividends from approved enterprises, which is 15%, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence, if the dividend is distributed during the tax exemption period or within 12 years after the period. This twelve-year limit is waived if the company is defined as a foreign investment company. The company must withhold this tax at the source upon distribution of the dividends, and the rate of such withholding tax is dependent upon the source of the dividend (whether derived from regular income or from income generated from the approved enterprises) and the identity of the recipient of such dividend (as described above). In certain instances, some transactions with shareholders (including transactions with affiliates of such shareholders) may be deemed the payment of a dividend, taxable as described above, but without any withholding tax. (FOR FURTHER INFORMATION WITH RESPECT TO THE APPLICATION OF ISRAELI TAXES ON DISTRIBUTION OF DIVIDENDS TO NON-ISRAELI RESIDENTS SEE "TAXATION OF NON-RESIDENT HOLDERS OF SHARES" BELOW.)

Subject to applicable provisions concerning income under the alternative package of benefits, in the event a company holds a number of approved enterprise programs, each subject to different terms and conditions and a different tax rate, or in the event only a portion of its capital investments is approved, all income derived from such approved enterprises is considered to be attributable to the entire enterprise and the company's effective tax rate is the result of a weighted average of the various applicable tax rates (such weighted average to be calculated in accordance with the guidelines of the Investment Law). Under the Investment Law, a company that has elected the alternative package of benefits is not obliged to distribute exempt retained profits and may generally decide from which year's profits to declare dividends. We intend to reinvest any income derived from our approved enterprise programs and not to distribute the income as a dividend.

The Investment Center bases its decision whether or not to approve an application on the criteria in the Investment Law and regulations, the prevailing policy of the Investment Center and the specific objectives and financial criteria of the applicant. Therefore, we cannot assure you that any of our applications will be approved. In addition, the benefits available to an approved enterprise are conditional upon the fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria in the specific certificate of approval, as described above. If a company does not meet these conditions, it would be required to refund the amount of tax benefits, with the addition of the consumer price index linkage adjustment and interest.

PROPOSED REORGANIZATION PLAN

Our proposed reorganization plan, announced in 2000, was not generally implemented (SEE ITEM 4 "INFORMATION ON THE COMPANY" UNDER THE CAPTIONS "HISTORY AND DEVELOPMENT OF THE COMPANY" AND "BUSINESS OVERVIEW" AND ITEM 5 "OPERATING AND FINANCIAL REVIEW AND PROSPECTS" - "OPERATING RESULTS" UNDER THE CAPTION "OVERVIEW AND GENERAL"). The only aspect put into effect was the merger of Inovia Telecom Export Ltd., a wholly owned subsidiary of ECI, with and into ECI. This merger was carried out under Sections 103 of the Israeli Income Tax Ordinance and in accordance with a tax ruling received from the Israeli Tax Authorities, dated December 26, 2001 (the "Ruling"), granting the reorganization plan conditional tax-free treatment. Under the Ruling, in order to preserve the tax-free status of the reorganization plan, we and our principal shareholders were required to comply with certain restrictions for a two-year period. This two-year period lapsed on December 31, 2002.

TAX BENEFITS AND GRANTS FOR RESEARCH AND DEVELOPMENT

Israeli tax law allows, under specific conditions, a tax deduction in the year incurred for expenditures, including depreciation, relating to scientific research and development projects, if:

o the expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

o the research and development is for the promotion or development of the company; and

o the research and development is carried out by or on behalf of the company seeking the deduction.

Expenditures not so approved are deductible over a three-year period. However, expenditures made out of proceeds made available to us through government grants are not deductible according to Israeli law.

TAX BENEFITS UNDER THE LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXES), 1969

According to the Law for the Encouragement of Industry (Taxes), 1969, generally referred to as the Industry Encouragement Law, an industrial company is a company resident in Israel, at least 90% of the income of which, in a given tax year, determined in Israeli currency exclusive of income from specified government loans, capital gains, interest and dividends, is derived from an industrial enterprise owned by it. An industrial enterprise is defined as an enterprise owned by an Industrial Company, whose major activity in a given tax year is industrial production activity.

Under the Industry Encouragement Law, industrial companies are entitled to the following preferred corporate tax benefits:

o deduction of expenses in connection with an initial public offering on the Tel Aviv Stock Exchange over a three year period;

o deduction of purchases of know-how and patents over an eight-year period for tax purposes;

o right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies; and

o    accelerated depreciation rates on equipment and buildings.

Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.

We believe that we currently qualify as an industrial company within the definition of the Industry Encouragement Law. We cannot assure you that we will continue to qualify as an industrial company or that the benefits described above will be available to us in the future.

SPECIAL PROVISIONS RELATING TO TAXATION UNDER INFLATIONARY CONDITIONS

The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Among other features, there is a special tax adjustment for the preservation of equity as follows:

o Where a company's equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of fixed assets, a deduction from taxable income is permitted equal to the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward.

o Where a company's cost of fixed assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income.

o Subject to specified limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index.

o Gains on certain listed securities are taxed at full corporate tax rate. However, losses from listed securities are deductible only against gains from listed securities.

CAPITAL GAINS TAX ON SALES OF SHARES

Israeli law generally imposes a capital gains tax on the sale of capital assets located in Israel including shares in Israeli companies by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder's country if residence provides otherwise. The law distinguishes between real gain and inflationary surplus (except on such part of the gain that is applicable to the period before 1993, which is subject to a tax rate of 10%). The inflationary surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset's purchase price that is attributable to the increase in the Israeli consumer price index between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus. A foreign resident can calculate the inflationary surplus according to the exchange rate differences, for which there is an exemption.

Prior to the Tax Reform, unless the holder is subject to the Inflationary Adjustments Law, sales of our ordinary shares were exempt from Israeli capital gains tax for so long as they were quoted on Nasdaq or listed on a stock exchange in specified countries and we qualify as an industrial company.

Pursuant to the Tax Reform, generally, capital gains tax is imposed at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in companies (i) publicly traded on the Tel Aviv Stock Exchange ("TASE") or;
(ii) Israeli companies publicly traded on a recognized stock exchange outside of Israel (such as our company). This tax rate is contingent upon the shareholder not claiming a deduction for financing expenses (in which case the gain will be taxed at a rate of 25%), and does not apply to: (i) dealers in securities (who will be taxed at a rate of 36% for corporations and at a marginal tax rate of up to 50% for individuals); (ii) shareholders that report in accordance with the Inflationary Adjustment Law (who will be taxed at a rate of 36% for corporations and at a marginal tax rate of up to 50% for individuals); or (iii) shareholders who acquired their shares prior to an initial public offering (that are subject to a different tax arrangement). The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE, and are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange outside of Israel, provided however that such capital gains are not derived from a permanent establishment in Israel and provided that such shareholders did not acquire their shares prior to an initial public offering. In addition, non-Israeli corporations will not be entitled to the exemption with respect to gains derived from the sale of shares of Israeli companies publicly traded on the TASE, if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In any event, the provisions of the Tax Reform shall not affect the exemption from capital gains tax for gains accrued before January 1, 2003, as described above.

In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source

Under the convention between the United States and Israel concerning taxes on income, Israeli capital gains tax will not apply to the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States (within the meaning of the U.S.-Israel tax treaty) and is entitled to claim the benefits available to the person by such treaty.

However, this exemption will not apply if the treaty U.S. resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the twelve-month period preceding the sale, exchange or disposition, subject to specified conditions. In this case, the sale, exchange or disposition would be subject to Israeli tax, to the extent applicable, as mentioned above. However, under the U.S.-Israel tax treaty, the treaty U.S. resident would be permitted to claim a credit for the taxes against the U.S. federal income tax imposed on the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel tax treaty does not relate to U.S. state or local taxes. The restrictions set forth in this paragraph may be inapplicable if the company is defined as an industrial company and the holder is not subject to the Inflationary Adjustments Law.

TAXATION OF NON-RESIDENT HOLDERS OF SHARES

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income, including dividends, royalties and interest, as well as non-passive income from services provided in Israel. On distributions of dividends other than bonus shares or stock dividends, income tax is generally withheld at the source at the rate of 25%, or 15% for dividends of income generated by an approved enterprise, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence.
Under the U.S.-Israel tax treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a U.S. resident (as defined in the treaty) is 25%, and if such shareholder is a U.S. corporation holding at least 10% of the issued voting shares throughout the tax year in which the dividend is distributed as well as the previous tax year, the maximum tax on dividends paid to such corporation is 12.5% or 15% for dividends derived from income generated from an approved enterprise.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

Subject to the limitations described herein, the following discussion describes the material U.S. federal income tax consequences of the purchase, ownership and disposition of our ordinary shares to a U.S. holder. A U.S. holder is a holder of our ordinary shares who is:

o    An individual citizen or resident of the United States,

o a corporation (or other entity taxable as a corporation for U.S. federal tax purposes) created or organized in the United States or under the laws of the United States or any political subdivision thereof,

o an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or

o a trust (i) if , in general, a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) that has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

This discussion is not a comprehensive description of all of the tax considerations that may be relevant to each person's decision to purchase ordinary shares. This discussion considers only U.S. holders that will own our ordinary shares as capital assets.

This discussion is based on current provisions of the Internal Revenue Code of 1986 as amended (the "Code"), current and proposed Treasury regulations, and administrative and judicial decisions as of the date of this annual report, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder in light of the holder's individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to U.S. holders that are subject to special treatment, including U.S. holders that:

o    are broker-dealers or insurance companies;

o    have elected mark-to-market accounting;

o    are tax-exempt organizations or retirement plans;

o    are financial institutions or financial services entities;

o hold ordinary shares as part of a straddle, hedge or conversion transaction with other investments;

o acquired their shares upon the exercise of employee stock options or otherwise as compensation;

o    hold their shares through partnerships or other pass-through entities;

o own directly, indirectly or by attribution at least 10% of our voting power; and

o    have a functional currency that is not the dollar.

In addition, this discussion does not address any aspect of state, local or non-U.S. tax laws or the possible application of United States federal gift or estate tax.

EACH HOLDER OF OUR ORDINARY SHARES IS ADVISED TO CONSULT HIS OR HER OWN TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF PURCHASING, HOLDING OR DISPOSING OF OUR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS IN THEIR PARTICULAR CIRCUMSTANCES.

TAXATION OF DIVIDENDS PAID ON ORDINARY SHARES

Subject to the discussion below under "Tax Consequences if we are a Passive Foreign Investment Company," a U.S. holder will be required to include in gross income as ordinary dividend income the amount of any distribution paid on our ordinary shares, including any Israeli taxes withheld from the amount paid, on the date the distribution is received to the extent the distribution is paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Dividends that are received by U.S. holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (a maximum rate of 15%), provided that such dividends meet the requirements of "qualified dividend income." Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (1) if the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 120-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a "passive foreign investment company," a "foreign personal holding company" or a "foreign investment company" (as such terms are defined in the Code) for any year, dividends paid on our ordinary shares in such year or in the following year would not be qualified dividends. In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do; in such case the dividend will be taxed at ordinary income rates.

Distributions in excess of earnings and profits will be applied against and will reduce the U.S. holder's basis in our ordinary shares and, to the extent in excess of the basis, will be treated as gain from the sale or exchange of our ordinary shares. The dividend portion of such distribution generally will not qualify for the dividends received deduction otherwise available to corporations.

Distributions of current or accumulated earnings and profits paid in foreign currency to a U.S. holder (including any Israeli taxes withheld from the distributions) will be includible in the income of a U.S. holder in a dollar amount calculated by reference to the exchange rate on the date of the distribution. A U.S. holder that receives a foreign currency distribution and converts the foreign currency into dollars after date of distribution will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the dollar, which will generally be U.S. source ordinary income or loss.

U.S. holders will have the option of claiming the amount of any Israeli income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the Israeli income taxes withheld, but the amount may be claimed as a credit against the individual's U.S. federal income tax liability. The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. These limitations include rules that limit foreign tax credits allowable for specific classes of income to the U.S. federal income taxes otherwise payable on each class of income. The total amount of allowable foreign tax credits in any year cannot exceed the pre-credit U.S. tax liability for the year attributable to foreign source taxable income.

A U.S. holder will be denied a foreign tax credit for Israeli income tax withheld from dividends received on the ordinary shares:

o if the U.S. holder has not held the ordinary shares for at least 16 days of the 30 day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend; or

o to the extent the U.S. holder is under an obligation to make related payments with respect to positions in substantially similar or related property.

Any days during which a U.S. holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period. Distributions of current or accumulated earnings and profits will be foreign source passive income for U.S. foreign tax credit purposes.

TAXATION OF THE DISPOSITION OF ORDINARY SHARES

Subject to the discussion below under "Tax Consequences if we are a Passive Foreign Investment Company," upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the U.S. holder's basis in the ordinary shares, which is usually the cost to the U.S. holder of the shares, and the amount realized on the disposition. A disposition of shares will be considered to occur on the trade date, regardless of the holder's method of accounting. Capital gain from the sale, exchange or other disposition of ordinary shares held more than one year will be long-term capital gain, and may, in the case of individual U.S. holders, be subject to a reduced rate of taxation. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares will be treated as U.S. source income for U.S. foreign tax credit purposes. The deductibility of a capital loss recognized on the sale, exchange or other disposition of ordinary shares is subject to limitations.

A U.S. holder that uses the cash method of accounting calculates the dollar value of the proceeds received on the sale as of the date that the sale settles. However, a U.S. holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the trade date and may therefore realize foreign currency gain or loss. A U.S. holder may avoid realizing foreign currency gain or loss if he or she has elected to use the settlement date to determine its proceeds of sale for purposes of calculating the foreign currency gain or loss. In addition, a U.S. holder that receives foreign currency upon disposition of ordinary shares and converts the foreign currency into dollars after the settlement date or trade date (whichever date the U.S. holder is required to use to calculate the value of the proceeds of sale) will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the dollar, which will generally be U.S. source ordinary income or loss.

TAX CONSEQUENCES IF WE ARE A PASSIVE FOREIGN INVESTMENT COMPANY

We would be a passive foreign investment company (a "PFIC") for 2002 if (taking into account certain "look-through" rules with respect to the income and assets of our subsidiaries) either 75% or more of our gross income for the taxable year is passive income or the average percentage (by value) of our passive assets during the taxable year is at least 50 percent.

If we were a PFIC, each U.S. holder would (unless it made one of the elections discussed below on a timely basis) be taxable on gain recognized from the disposition of ordinary shares (including gain deemed recognized if the ordinary shares are used as security for a loan) and upon receipt of certain distributions with respect to ordinary shares as if such income had been recognized ratably over the U.S. holder's holding period for the ordinary shares. The U.S. holder's income for the current taxable year would include (as ordinary income) amounts allocated to the current year and to any period prior to the first day of the first taxable year for which we were a PFIC. Tax would also be computed at the highest ordinary income tax rate in effect for each other period to which income is allocated, and an interest charge on the tax as so computed would also apply. Additionally, if we were a PFIC, U.S. holders who acquire our ordinary shares from decedents (other than nonresident aliens) dying before 2010 would be denied the normally-available step-up in basis for such shares to fair market value at the date of death and, instead, would have a tax basis in such shares equal to the decedent's basis, if lower.

As an alternative to the tax treatment described above, a U.S. holder could elect to treat us as a "qualified electing fund" (a "QEF"), in which case the U.S. holder would be taxed currently on its pro rata share of our ordinary earnings and net capital gain (subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge). Special rules apply if a U.S. holder makes a QEF election after the first year in its holding period in which we are a PFIC. We would supply U.S. holders with the information needed to report income and gain under a QEF election if we were a PFIC. As another alternative to the tax treatment described above, a U.S. holder could elect to mark our shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of our shares and the shareholder's adjusted basis in the shares. Losses would be allowed only to the extent of net mark-to-market gain previously included in income by the U.S. holder.

As indicated above, we will be a PFIC for any tax year if the average percentage (by value) of our assets held for the production of, or that produce, passive income is at least 50 percent. Based on our calculations, we believe that we were not a PFIC for our tax year ended December 31, 2002. However, there can be no assurance that the U.S. Internal Revenue Service will not challenge the methodology we used in determining that we were not a PFIC in 2002. In addition, although we currently expect that we will not be a PFIC in 2003, there can be no assurance that we will not become a PFIC in 2003 or in a subsequent year. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. U.S. holders who hold our ordinary shares during a period when we are a PFIC will be subject to these rules, even if we cease to be a PFIC, subject to specified exceptions for U.S. holders who made a QEF election.

The U.S. federal income tax consequences to a U.S. holder if we were to be a PFIC are complex. A U.S. holder should consult with his or her own advisor with regard to those consequences, as well as with regard to whether he or she should make either of the elections described above. Although a U.S. Holder normally is not permitted to make a retroactive QEF election, a retroactive election may be made for a taxable year of the U.S. Holder (the "retroactive election year") if the U.S. Holder (i) reasonably believed that, as of the date the QEF election was due, the foreign corporation was not a PFIC for its taxable year that ended during the retroactive election year and (ii) filed a protective statement with respect to the foreign corporation, applicable to the retroactive election year, in which the U.S. Holder described the basis for its reasonable belief and extended the period of limitation on the assessment of taxes determined under Sections 1291 through 1298 of the Code with respect to the foreign corporation (PFIC-related taxes) for all taxable years of the shareholder to which the protective statement applies. U.S. Holders should consult their tax advisors regarding the advisability of filing a protective statement.

U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE PFIC RULES, INCLUDING ELIGIBILITY FOR AND THE MANNER AND ADVISABILITY OF MAKING, THE QEF ELECTIONS OR THE MARK-TO-MARKET ELECTION.

TAX CONSEQUENCES FOR NON-U.S. HOLDERS OF ORDINARY SHARES

Except as described in "Information Reporting and Back-up Withholding" below, a non-U.S. holder of ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our ordinary shares, unless:

o the item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and:

o in the case of a resident of a country which has a treaty with the United States, the item is attributable to a permanent establishment; or

o in the case of an individual, the item is attributable to a fixed place of business in the United States;

o the non-U.S. holder is an individual who holds the ordinary shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption; or

o the non-U.S. holder is subject to tax under the provisions of U.S. tax law applicable to U.S. expatriates.

INFORMATION REPORTING AND BACK-UP WITHHOLDING

U.S. holders generally are subject to information reporting requirements with respect to dividends paid in the United States on our ordinary shares. In addition, a U.S. holder may be subject, under certain circumstances, to backup withholding at a rate of up to 28% with respect to dividends paid on our ordinary shares unless the U.S. holder provides proof of an applicable exemption or correct taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules. A holder of our ordinary shares who provides an incorrect taxpayer identification number may be subject to penalties imposed by the IRS. Amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the holder's federal income tax liability, provided the required information is furnished to the IRS.

Non-U.S. holders generally are not subject to information reporting or back-up withholding for dividends paid on, or upon the disposition of, our ordinary shares, provided that the non-U.S. holder provides a taxpayer identification number, certifies to its foreign status, or establishes another exemption to the information reporting or back-up withholding requirements.

DOCUMENTS ON DISPLAY

We file reports and other information with the SEC. These reports include certain financial and statistical information about ECI and may be accompanied by exhibits. You may read and copy any document we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street N.W., Washington D.C. 20549 and at the SEC's regional offices located at Suite 1400, Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois, 60661-2551 and The Woolworth Building, 233 Broadway, New York, New York, 10279. You may also receive copies of these materials by mail from the SEC's Public Reference Branch at 450 Fifth Street, N.W., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. As a foreign private issuer, we became subject to the electronic filing requirements of Regulation S-T under the federal securities laws of the United States on November 4, 2002. Certain of our filings are available on the SEC's website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.


ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Through our normal operations, we are exposed to market risks of changes in foreign currency exchange rates and interest rates that could affect our results of operations and financial condition. We manage our exposure to these market risks through our regular operating and financing activities and, when deemed appropriate, we hedge these risks through the use of derivative financial instruments. We use the term hedge to mean a strategy designed to manage risks of volatility of rate movements on certain assets, liabilities and anticipated transactions. The gains or losses on derivative instruments are expected to offset the losses or gains on the assets, liabilities or anticipated transactions exposed to such market risks. We use derivative financial instruments as risk hedging tools and not for trading or speculative purposes. Our risk management objective is to minimize the effect of volatility on our financial results in dollar terms by identifying the recognized assets and liabilities or forecasted transactions and cash flow exposed to these risks and appropriately hedging them with either forward contracts, option contracts and swap derivatives. Details regarding our interest rate exposure are set forth in Table I. Details of our foreign currency exposures are set forth in Table II below.

INTEREST RATE RISK

We have short and long-term assets and liabilities most of which bear interest denominated in terms of short-term LIBOR. We are exposed to changes in the floating interest rates for the differences between the current and expected assets and liabilities and the differences of maturity dates.

At December 31, 2002, we had cash and cash equivalents and short-term investments of $363.5 million and aggregate borrowings of $230.0 million. At March 31, 2003, we had cash and cash equivalents and short-term investments of $328.0 million and aggregate borrowings of $183.2 million. Since March 31, 2003, we have repaid $83.2 million of the aggregate borrowings of $183.2 million and are paying a further $40.0 million on June 30, 2003, leaving aggregate borrowings of $60.0 million. Our borrowings and some of our financial assets are exposed to fluctuations in LIBOR interest rates. Since we currently own more financial assets bearing floating interest rates than borrowings bearing such rates, we are generally not materially adversely affected by increases in the LIBOR rate, although decreases in such rate may reduce our net financial income. In 2001, we partly hedged the long term loan under our secured facility agreement by using an interest rate swap of $20 million on which we continue to pay a fixed interest rate and receive the floating three month LIBOR rate. We receive interest income on our short-term and long-term deposits.

As regards cash and some other financial assets, we are exposed in the event of a decline in the LIBOR interest rate, which will reduce our financial income.

TABLE I

The following table provides information as at December 31, 2002 regarding our interest rate exposure.

POSITION AS AT DECEMBER 31, 2002





                                                                                                                        FAIR VALUE
                                      TOTAL AS AT                    SETTLEMENT DATE                                      AS AT
                                      DECEMBER      ---------------------------------------------------     2008 AND     DECEMBER
                                      31, 2002      2003        2004       2005        2006       2007     THEREAFTER   31 ,2002
                                      --------      ----        ----       ----        ----       ----     ----------   --------
                                                      (ALL AMOUNTS IN MILLIONS OF U.S. DOLLARS, EXCEPT PERCENTAGES)
                                      -------------------------------------------------------------------------------------------
ASSETS THAT INCUR INTEREST
A. CASH AND CASH EQUIVALENTS
U.S. dollars..................          342.6       342.6         -          -            -          -          -        342.6
Weighted average interest rate            1.4%        1.4%        -          -            -          -          -          1.4%
NIS ..........................            2.2         2.2         -          -            -          -          -          2.2
Weighted average interest rate            8.1%        8.1%        -          -            -          -          -          8.1%
U.K. pound sterling...........            0.6         0.6         -          -            -          -          -          0.6
Weighted average interest rate            3.0%        3.0%        -          -            -          -          -          3.0%
Euro..........................            9.3         9.3         -          -            -          -          -          9.3
Weighted average interest rate            2.0%        2.0%        -          -            -          -          -          2.0%
Australian dollar                         0.8         0.8         -          -            -          -          -          0.8
Weighted average interest rate            4.0%        4.0%        -          -            -          -          -          4.0%
B. SHORT-TERM INVESTMENTS
U.S. dollars..................            1.4         1.4         -          -            -          -          -          1.4
Weighted average interest rate            8.62%       8.62%       -          -            -          -          -          8.62%
C. TRADE RECEIVABLES
U.S. dollars..................          147.3       147.3         -          -            -          -          -        147.3
Interest rate.................           (1)         (1)          -          -            -          -          -         (1)
LIABILITIES THAT INCUR INTEREST
A. Short-term (U.S. dollars)
Short-term credits............           70.0        70.0         -          -            -          -          -         70.0
Interest rate.................            2.39%       2.39%       -          -            -          -          -          2.39%
Current maturities of long
   term loans                           160.0       160.0         -          -            -          -          -        160.0
Interest rate.................       LIBOR+0.8%  LIBOR+0.8%      -          -           -          -          -       LIBOR +0.8%
B. Long-term (U.S. dollars)
Long-term loans                           -           -           -          -            -          -          -          -
Interest rate.................           -           -           -          -           -          -          -            -


--------

(1) The interest rate on these items ranges between 5.0% and 10.9% and between LIBOR + 2.5% and LIBOR + 6.5%.

FOREIGN CURRENCY RISK

We are an international company and therefore our earnings, cash flows and financial position are affected by changes in foreign currency exchange rates and by foreign currency changes in the anticipated balances of customers, receivables, suppliers, payables, purchases and sales. We are exposed to market risks arising from differentials between the dollar (in which we operates) and other currencies. In order to protect ourselves from fluctuations in foreign currency exchange rates, we have established a foreign currency hedging program. Under the program, we currently hedge fluctuations in the U.K. pound sterling, the Euro, the Australian dollar, the Korean won, the Chinese yuan and the Israeli shekel in an attempt to cover the fluctuation in foreign currencies of our monetary balances, firm and expected commitments in respect of future tenders and other transactions and salaries to be paid.

We use currency forward contracts together with currency options to accomplish this goal. These transactions constitute a future cash flow hedge for sales agreements, for the anticipated backlog of customer orders and for salaries to be paid.

We do not believe that our activities in entering into hedging contracts subject us to significant exchange rate risk because gains and losses on these contracts generally offset losses and gains on the trade receivables or anticipated trade receivables or trade payables that are hedged.

TABLE II

The tables below provide information as at December 31, 2002 regarding (a) our foreign currency-denominated assets and liabilities and (b) our derivative instruments.

A.       FOREIGN CURRENCY DENOMINATED ASSETS AND LIABILITIES

POSITION AS AT DECEMBER 31, 2002





                                                                                                                FAIR VALUE
                                      TOTAL AS AT                    SETTLEMENT DATE                               AS AT
                                      DECEMBER      --------------------------------------------     2008 AND     DECEMBER
                                      31, 2002      2003       2002     2005      2006     2007     THEREAFTER   31 ,2002
                                      --------      ----       ----     ----      ----     ----     ----------   --------
                                                       (ALL AMOUNTS IN MILLIONS OF U.S. DOLLARS, EXCEPT PERCENTAGES)
                                      ---------------------------------------------------------------------------------------
CURRENT ASSETS:
NIS..........................          26.3           -         -        -         -         -        -            26.3
U.K. pound sterling..........           6.0           -         -        -         -         -        -             6.0
Euro.........................          45.1           -         -        -         -         -        -            45.1
Other........................          12.5           -         -        -         -         -        -            12.5
                                      ------        ----       ----     ----      ----     ----      ----       --------
Total........................          89.9           -         -        -         -         -        -            89.9

CURRENT LIABILITIES:
NIS..........................          60.7           -         -        -         -         -        -            60.7
U.K. pound sterling..........           4.3           -         -        -         -         -        -             4.3
Euro.........................           9.5           -         -        -         -         -        -             9.5
Other........................           1.9           -         -        -         -         -        -             1.9
Total........................          76.4           -         -        -         -         -        -            76.4

LONG TERM LIABILITIES:
NIS..........................          11.3(1)        -         -        -         -         -        -            11.3


--------------
(1) Net provision for severance pay, linked to the Israel Consumer Price Index.

B. DERIVATIVE INSTRUMENTS (1)

POSITION AS AT DECEMBER 31, 2002


                                                                       SETTLEMENT DATE
                                                 ------------------------------------------------------------
                                                                                                     2008 AND
                                                 2003       2004       2005      2006      2007     THEREAFTER
                                                 -----     -----       ----      ----      ----     ----------
                                                          (ALL AMOUNTS IN MILLIONS OF U.S. DOLLARS)

Notional amounts to be received from derivatives
relating to commitments in respect of future
tenders, orders and salaries to be paid (mainly in
respect of expected proceeds)
U.K. pound sterling.......................        19.0        -          -          -        -          -
Euro......................................        49.7        4.2        -          -        -          -
Australian dollar.........................         1.3        -          -          -        -          -
Korean won................................         1.8        -          -          -        -          -
Chinese yuan..............................         8.0        -          -          -        -          -
NIS.......................................         3.6        -          -          -        -          -



----------

(1) Derivatives include futures and options.

As of January 1, 2001 we adopted SFAS 133 - "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment to SFAS 133". SFAS 133 and SFAS 138 require that all derivative instruments ("derivatives") be recorded classified on the balance sheet as assets or as liabilities at their fair value. The change in the fair value of the derivatives, which are not designated as a hedging instrument, will be recognized in the statement of operations in the period of the change. If the nature and characteristics of a derivative meet the definition of a "hedge", the changes in the fair value of the derivative will be offset from the changes in the fair value of the hedged item (assets, liabilities or firm commitments) and will be recognized in the statement of operations, or as part of comprehensive income until the hedged item is recognized in the statement of operations. The ineffective part of the hedging derivative will be reported in the statement of operations on a current basis. (SEE NOTE 1R TO OUR CONSOLIDATED FINANCIAL STATEMENTS INCORPORATED BY REFERENCE INTO THIS REPORT.)

Most of the derivatives described in the position Table IIB. above, are anticipated cash-flow hedging transactions. Unrealized losses at December 31, 2002 relating to the above cash-flow derivatives transactions totaled $1.8 million. This amount is expected to appear in the statement of income for the fiscal year ended December 31, 2003.


ITEM 12.      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

NOT APPLICABLE


                                     PART II


ITEM 13.      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

NOT APPLICABLE

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

On February 7, 2002, our shareholders voted to amend our articles of association to give the investors under the Subscription Agreement of December 6, 2001 the right, subject to certain conditions, to directly appoint two directors to our board of directors and to cancel the right of the Chairman of the board to cast an additional, tie-breaking vote at meetings of our board of directors. (FOR ADDITIONAL DETAILS REGARDING THE RIGHT TO APPOINT THESE TWO DIRECTORS, SEE ITEM 6 "DIRECTORS SENIOR MANAGEMENT AND EMPLOYEES" - "BOARD PRACTICES" UNDER THE CAPTION "TERMS OF DIRECTORS".)


ITEM 15. CONTROLS AND PROCEDURES

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-14(c) of the Securities Exchange Act of 1934, as amended) within 90 days of the date of this Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the periods specified by the SEC's rules and forms.

There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation, nor were there any significant deficiencies or material weaknesses in our internal controls requiring corrective actions.


ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not yet effective.


ITEM 16B. CODE OF ETHICS

Not yet effective.


ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

Not yet effective.


                                    PART III


ITEM 17. FINANCIAL STATEMENTS

Not Applicable.


ITEM 18. FINANCIAL STATEMENTS


The Consolidated Financial Statements of ECI for the year ended December 31, 2002 are hereby incorporated into this annual report by reference to our Report on Form 6-K for the Month of March 2003, furnished to the SEC on April 3, 2003, as amended on June 4, 2003.

ITEM 19. EXHIBITS

     THE EXHIBITS FILED WITH OR INCORPORATED INTO THIS ANNUAL REPORT ARE LISTED ON THE INDEX OF EXHIBITS BELOW.

EXHIBIT NO.     EXHIBIT
----------      -------
1.1             Memorandum of Association of the Registrant. (PREVIOUSLY FILED AS EXHIBIT 3.2 TO THE
                REGISTRANT'S REGISTRATION STATEMENT ON FORM F-1, FILE NO. 33-4371, FILED WITH THE SECURITIES
                AND EXCHANGE COMMISSION ON NOVEMBER 1, 1991, AND INCORPORATED HEREIN BY REFERENCE.)

1.2             Articles of Association of the Registrant, as amended February 7, 2002. (PREVIOUSLY FILED AS
                EXHIBIT 1.2 TO THE REGISTRANT'S ANNUAL REPORT ON FORM 20-F, FILED WITH THE SECURITIES AND
                EXCHANGE COMMISSION ON JULY 1, 2002, AND INCORPORATED HEREIN BY REFERENCE.)

4.(a)1          Facility Agreement dated as of February 5, 2001 by and among the Registrant, ECI Telecom-Access
                Systems Ltd., ECI Telecom-NGTS Ltd., Lightscape Networks Ltd., InnoWave ECI Wireless Systems
                Ltd., ECI Telecom (1990) Export Ltd., Bank Leumi le-Israel B.M. and Bank Hapoalim B.M.
                (PREVIOUSLY FILED AS EXHIBIT 4.4 TO THE REGISTRANT'S ANNUAL REPORT ON FORM 20-F, FILED WITH THE
                SECURITIES AND EXCHANGE COMMISSION ON JULY 2, 2001, AND INCORPORATED HEREIN BY REFERENCE.)

4.(a)2          Subscription Agreement dated as of December 6, 2001 by and among the Registrant and Isal Amlet
                Investments (1993) Ltd., Dovrat and Co. Ltd., D Partners (Israel) Limited Partnership, D Partners
                (BVI) L.P., Ofer (Ships Holding) Ltd., Udi Angel, Doron Ofer and Eyal Ofer (the "Purchasers under the
                Subscription Agreement") and G.L.E. Trust Services Ltd. (PREVIOUSLY FILED AS EXHIBIT 4.(A)2 TO THE
                REGISTRANT'S ANNUAL REPORT ON FORM 20-F, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 1,
                2002, AND INCORPORATED HEREIN BY REFERENCE.)

4.(a)3          Registration Rights Agreement dated as of February 11, 2002 by and among the Registrant and the Purchasers under the Subscription Agreement. (PREVIOUSLY FILED AS EXHIBIT 4.(A)3 TO THE REGISTRANT'S ANNUAL REPORT ON FORM 20-F,
                FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 1, 2002, AND INCORPORATED HEREIN BY REFERENCE.)

4.(a)4          Share Purchase Agreement dated as of February 6, 2002 by and among the Registrant, ECtel and Pine
                Ridge Financial Inc., Langley Partners L.P., Quantico Partners L.P., Gryphon Master Fund L.P., Leumi &
                Co. Underwriters Ltd. for the sale of 1,572,175 shares in ECtel Ltd. (with Amendment Agreement dated
                March 6, 2002) (PREVIOUSLY FILED AS EXHIBIT 4.(A)4 TO THE REGISTRANT'S ANNUAL REPORT ON FORM 20-F,
                FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 1, 2002, AND INCORPORATED HEREIN BY
                REFERENCE.)

4.(a)5          Share Exchange Agreement dated October 30, 2002 by and among the Registrant, ECI Telecom -
                NGTS  Inc. and NexVerse Networks, Inc.

4.(a)6          Series C Preferred Stock Purchase Agreement dated as of October 30, 2002 by and among NexVerse Networks,
                Inc., the Registrant and the other purchasers whose names are set forth in Exhibit A to the said agreement.

4.(a)7          Asset Purchase Agreement dated February 13, 2003, among Alvarion Ltd., InnoWave ECI Wireless
                Systems Ltd. and the Registrant.


4.(a)8          Letter Agreement dated 28 May, 2003 by and among the Registrant, Inovia Telecoms Limited,
                Lightscape Networks  Limited, InnoWave ECI Wireless Systems Limited, ECI Telecom-NGTS Limited, Enavis
                Networks Limited, Bank Hapoalim  B.M. and Bank Leumi Le-Israel B.M.

4.(c)1          ECI Telecom Ltd. Employee Share Incentive Plan 2002, including 2002 Sub-Plan (United States) (PREVIOUSLY FILED
                AS EXHIBIT 99.1 TO THE REGISTRANT'S REGISTRATION STATEMENT ON FORM S-8, FILE NO. 333-103669, FILED WITH THE
                SECURITIES AND EXCHANGE COMMISSION ON MARCH 7, 2003, AND INCORPORATED HEREIN BY REFERENCE.)

4.(c)2          ECI Telecom Ltd. Key Employee Share Incentive Plan 1991, as amended February 7, 2002.
                (PREVIOUSLY FILED AS EXHIBIT 4.(C)1 TO THE REGISTRANT'S ANNUAL REPORT ON FORM 20-F, FILED WITH THE
                SECURITIES AND EXCHANGE COMMISSION  ON JULY 1, 2002, AND INCORPORATED HEREIN BY REFERENCE.)

4.(c)3          ECI Telecom Inc. Key Employee Stock Option Incentive Plan 1991. (PREVIOUSLY FILED AS EXHIBIT 4
                TO THE REGISTRANT'S REGISTRATION STATEMENT ON FORM S-8, FILE NO. 33-49984, FILED WITH THE
                SECURITIES AND EXCHANGE COMMISSION ON JULY 24, 1992, AND INCORPORATED HEREIN BY REFERENCE.)

4.(c)4          ECI Telecom Ltd. Employee Share Purchase Plan 2000. (PREVIOUSLY FILED AS EXHIBIT 99.1 TO THE
                REGISTRANT'S REGISTRATION STATEMENT ON FORM S-8, FILE NO. 333-12868, FILED WITH THE SECURITIES
                AND EXCHANGE COMMISSION ON NOVEMBER 16, 2000, AND INCORPORATED HEREIN BY REFERENCE.)

4.(c)5          ECI Telecom Ltd. U.S. Employee Share Purchase Plan. (PREVIOUSLY FILED AS EXHIBIT 99.2 TO THE
                REGISTRANT'S REGISTRATION STATEMENT ON FORM S-8, FILE NO. 333-12868, FILED WITH THE SECURITIES
                AND EXCHANGE COMMISSION ON NOVEMBER 16, 2000, AND INCORPORATED HEREIN BY REFERENCE.)

4.(c)6          Tadiran Telecommunications Ltd. 1996 Equity Incentive Plan. (PREVIOUSLY FILED AS EXHIBIT 4.1 TO
                THE REGISTRANT'S REGISTRATION STATEMENT ON FORM S-8, FILE NO. 33-9860, FILED WITH THE
                SECURITIES AND EXCHANGE COMMISSION ON AUGUST 19, 1999, AND INCORPORATED HEREIN BY REFERENCE.)

4.(c)7          Tadiran Telecommunications Ltd. 1997 Equity Incentive Plan. (PREVIOUSLY FILED AS EXHIBIT 4.2 TO
                THE REGISTRANT'S REGISTRATION STATEMENT ON FORM S-8, FILE NO. 33-9860, FILED WITH THE
                SECURITIES AND EXCHANGE COMMISSION ON AUGUST 19, 1999, AND INCORPORATED HEREIN BY REFERENCE.)

4.(c)8          Form of Letter of Indemnification provided to members of the Registrant's board of directors, as amended July 2002.

4.(c)9          Form of Letter of Indemnification provided to the Registrant's senior officers, as amended July 2002.

4.(c)10         Agreement dated December 17, 2002 between the Registrant and Carmel V.C. Ltd. relating to the services of Shlomo Dovrat.

8.1             List of Subsidiaries.

99.1            Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the
                Sarbanes-Oxley Act of 2002.*


*This document is being furnished in accordance with SEC Release No. 33-8212 and 34-47551

                                    SIGNATURE

The issuer hereby certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this annual report on it behalf.

                               ECI TELECOM LTD.



                               By:        /S/ DORON INBAR
                                          ------------------------------------

                               Name:      Doron Inbar

                               Title:     President and Chief Executive
                                          Officer of the Company

Date:  June 30, 2003

                                 CERTIFICATIONS

I, Doron Inbar, certify that:

1. I have reviewed this annual report on Form 20-F of ECI Telecom Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):
a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date: June 30, 2003

                                         /s/ DORON INBAR
                                         --------------------------------------
                                         Doron Inbar
                                         President and Chief Executive Officer

I, Giora Bitan, certify that:

1. I have reviewed this annual report on Form 20-F of ECI Telecom Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     d. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     e. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     f. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;


5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):
c. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and d. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

                                  /s/ GIORA BITAN
                                  ---------------------------------------
                                  Giora Bitan
                                  Executive Vice President
                                  and Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.     EXHIBIT
----------      -------
1.1             Memorandum of Association of the Registrant. (PREVIOUSLY FILED AS EXHIBIT 3.2 TO THE
                REGISTRANT'S REGISTRATION STATEMENT ON FORM F-1, FILE NO. 33-4371, FILED WITH THE SECURITIES
                AND EXCHANGE COMMISSION ON NOVEMBER 1, 1991, AND INCORPORATED HEREIN BY REFERENCE.)

1.2             Articles of Association of the Registrant, as amended February 7, 2002. (PREVIOUSLY FILED AS
                EXHIBIT 1.2 TO THE REGISTRANT'S ANNUAL REPORT ON FORM 20-F, FILED WITH THE SECURITIES AND
                EXCHANGE COMMISSION ON JULY 1, 2002, AND INCORPORATED HEREIN BY REFERENCE.)

4.(a)1          Facility Agreement dated as of February 5, 2001 by and among the Registrant, ECI Telecom-Access
                Systems Ltd., ECI Telecom-NGTS Ltd., Lightscape Networks Ltd., InnoWave ECI Wireless Systems
                Ltd., ECI Telecom (1990) Export Ltd., Bank Leumi le-Israel B.M. and Bank Hapoalim B.M.
                (PREVIOUSLY FILED AS EXHIBIT 4.4 TO THE REGISTRANT'S ANNUAL REPORT ON FORM 20-F, FILED WITH THE
                SECURITIES AND EXCHANGE COMMISSION ON JULY 2, 2001, AND INCORPORATED HEREIN BY REFERENCE.)

4.(a)2          Subscription Agreement dated as of December 6, 2001 by and among the Registrant and Isal Amlet
                Investments (1993) Ltd., Dovrat and Co. Ltd., D Partners (Israel) Limited Partnership, D Partners
                (BVI) L.P., Ofer (Ships Holding) Ltd., Udi Angel, Doron Ofer and Eyal Ofer (the "Purchasers under the
                Subscription Agreement") and G.L.E. Trust Services Ltd. (PREVIOUSLY FILED AS EXHIBIT 4.(A)2 TO THE
                REGISTRANT'S ANNUAL REPORT ON FORM 20-F, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 1,
                2002, AND INCORPORATED HEREIN BY REFERENCE.)

4.(a)3          Registration Rights Agreement dated as of February 11, 2002 by and among the Registrant and the Purchasers under the Subscription Agreement. (PREVIOUSLY FILED AS EXHIBIT 4.(A)3 TO THE REGISTRANT'S ANNUAL REPORT ON FORM 20-F,
                FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 1, 2002, AND INCORPORATED HEREIN BY REFERENCE.)

4.(a)4          Share Purchase Agreement dated as of February 6, 2002 by and among the Registrant, ECtel and Pine
                Ridge Financial Inc., Langley Partners L.P., Quantico Partners L.P., Gryphon Master Fund L.P., Leumi &
                Co. Underwriters Ltd. for the sale of 1,572,175 shares in ECtel Ltd. (with Amendment Agreement dated
                March 6, 2002) (PREVIOUSLY FILED AS EXHIBIT 4.(A)4 TO THE REGISTRANT'S ANNUAL REPORT ON FORM 20-F,
                FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 1, 2002, AND INCORPORATED HEREIN BY
                REFERENCE.)

4.(a)5          Share Exchange Agreement dated October 30, 2002 by and among the Registrant, ECI Telecom -
                NGTS  Inc. and NexVerse Networks, Inc.

4.(a)6          Series C Preferred Stock Purchase Agreement dated as of October  30, 2002 by and among NexVerse Networks, Inc., the Registrant and the other purchasers whose names are set forth in Exhibit A  to the said agreement.

4.(a)7          Asset Purchase Agreement dated February 13, 2003, among Alvarion Ltd., InnoWave ECI Wireless
                Systems Ltd. and the Registrant.


                                      (i)


4.(a)8          Letter Agreement dated 28 May, 2003 by and among the Registrant, Inovia Telecoms Limited,
                Lightscape Networks  Limited, InnoWave ECI Wireless Systems Limited, ECI Telecom-NGTS Limited, Enavis
                Networks Limited, Bank Hapoalim  B.M. and Bank Leumi Le-Israel B.M.

4.(c)1          ECI Telecom Ltd. Employee Share Incentive Plan 2002, including 2002 Sub-Plan (United States) (PREVIOUSLY FILED
                AS EXHIBIT 99.1 TO THE REGISTRANT'S REGISTRATION STATEMENT ON FORM S-8, FILE NO. 333-103669, FILED WITH THE
                SECURITIES AND EXCHANGE COMMISSION ON MARCH 7, 2003, AND INCORPORATED HEREIN BY REFERENCE.)

4.(c)2          ECI Telecom Ltd. Key Employee Share Incentive Plan 1991, as amended February 7, 2002.
                (PREVIOUSLY FILED AS EXHIBIT 4.(C)1 TO THE REGISTRANT'S ANNUAL REPORT ON FORM 20-F, FILED WITH THE
                SECURITIES AND EXCHANGE COMMISSION  ON JULY 1, 2002, AND INCORPORATED HEREIN BY REFERENCE.)

4.(c)3          ECI Telecom Inc. Key Employee Stock Option Incentive Plan 1991. (PREVIOUSLY FILED AS EXHIBIT 4
                TO THE REGISTRANT'S REGISTRATION STATEMENT ON FORM S-8, FILE NO. 33-49984, FILED WITH THE
                SECURITIES AND EXCHANGE COMMISSION ON JULY 24, 1992, AND INCORPORATED HEREIN BY REFERENCE.)

4.(c)4          ECI Telecom Ltd. Employee Share Purchase Plan 2000. (PREVIOUSLY FILED AS EXHIBIT 99.1 TO THE
                REGISTRANT'S REGISTRATION STATEMENT ON FORM S-8, FILE NO. 333-12868, FILED WITH THE SECURITIES
                AND EXCHANGE COMMISSION ON NOVEMBER 16, 2000, AND INCORPORATED HEREIN BY REFERENCE.)

4.(c)5          ECI Telecom Ltd. U.S. Employee Share Purchase Plan. (PREVIOUSLY FILED AS EXHIBIT 99.2 TO THE
                REGISTRANT'S REGISTRATION STATEMENT ON FORM S-8, FILE NO. 333-12868, FILED WITH THE SECURITIES
                AND EXCHANGE COMMISSION ON NOVEMBER 16, 2000, AND INCORPORATED HEREIN BY REFERENCE.)

4.(c)6          Tadiran Telecommunications Ltd. 1996 Equity Incentive Plan. (PREVIOUSLY FILED AS EXHIBIT 4.1 TO
                THE REGISTRANT'S REGISTRATION STATEMENT ON FORM S-8, FILE NO. 33-9860, FILED WITH THE
                SECURITIES AND EXCHANGE COMMISSION ON AUGUST 19, 1999, AND INCORPORATED HEREIN BY REFERENCE.)

4.(c)7          Tadiran Telecommunications Ltd. 1997 Equity Incentive Plan. (PREVIOUSLY FILED AS EXHIBIT 4.2 TO
                THE REGISTRANT'S REGISTRATION STATEMENT ON FORM S-8, FILE NO. 33-9860, FILED WITH THE
                SECURITIES AND EXCHANGE COMMISSION ON AUGUST 19, 1999, AND INCORPORATED HEREIN BY REFERENCE.)

4.(c)8          Form of Letter of Indemnification provided to members of the Registrant's board of directors, as amended July 2002.

4.(c)9          Form of Letter of Indemnification provided to the Registrant's senior officers, as amended July 2002.

4.(c)10         Agreement dated December 17, 2002 between the Registrant and Carmel V.C. Ltd. relating to the services of Shlomo Dovrat.

8.1             List of Subsidiaries.

99.1            Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the
                Sarbanes-Oxley Act of 2002.*


*This document is being furnished in accordance with SEC Release No. 33-8212 and 34-47551

                                      (ii)