Form 20-F/A
period 2002-12-31
ECI TELECOM LTD/
filed 2003-07-23
CIK 701544

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 20-F/A
                                 Amendment No. 1

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

As of December 31, 2002, the issuer had 107,512,612 Ordinary Shares, NIS 0.12 nominal (par) value per share, outstanding.

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

     Indicate by check mark which financial statement item the Registrant has elected to follow.
                                                  |_| Item 17    |X| Item 18

                                INTRODUCTORY NOTE

This Amendment to Annual Report on Form 20-F/A is being filed by ECI Telecom Ltd. (the "Registrant") solely to correct and amend the following in the Registrant's Annual Report on Form 20-F for the year ended December 31, 2002, filed with the Securities and Exchange Commission on June 30, 2003 (the "Form 20-F" or "Annual Report"):

o    a clerical error in a percentage given under the caption "Risk Factors" in
     Item 3 of the Form 20-F and repeated under the caption "Business Overview" in Item 4 of the Form 20-F; and

o an inadvertent omission of text under the caption "Liquidity and Capital Resources" in Item 5 of the Form 20-F.

This Form 20-F/A consists of a cover page, this introductory note, Items 3, 4 and 5 of the Form 20-F (each, as amended), the signature page and the required certifications of the principal executive officer and principal financial officer of the Registrant.

Other than as expressly set forth herein, this Form 20-F/A does not, and does not purport to, amend or restate any other information contained in the Form 20-F nor does this Form 20-F/A reflect any events that have occurred after the Form 20-F was filed.

                                     PART I

ITEM 3.  KEY INFORMATION

         RISK FACTORS

In the risk factor appearing in the first two paragraphs of page 10 of the Form 20-F, the percentage appearing in the second paragraph is incorrect. The correct and restated text of said risk factor is set forth below in its entirety. The remainder of Item 3 of the Form 20-F is incorporated by reference herein.

o CERTAIN OF OUR BUSINESS UNITS DEPEND ON SEVERAL LARGE CUSTOMERS AND THE LOSS OF ONE OR MORE OF THESE CUSTOMERS, OR A SIGNIFICANT DECREASE IN REVENUE FROM ANY OF THESE CUSTOMERS, COULD HAVE A DISPROPORTIONATE IMPACT ON THE REVENUE AND INCOME OF SUCH BUSINESS UNITS.

Historically, a substantial portion of the revenue of some of our business units, in particular the Inovia Broadband Access Division, has come from large purchases by a small number of customers. The division's two major customers in 2002 were Deutsche Telekom AG and France Telecom, who together accounted for approximately 76% of its revenues. We expect this division to continue to depend on sales to a small number of customers. However, it does not generally have long-term commitments from any of its top customers to purchase any specific quantities of products and, accordingly, we expect that the rankings of its largest customers will vary from period to period. If this unit loses one or more large customers and fails to add new customers our results of operations could be seriously harmed.

ITEM 4.  INFORMATION ON THE COMPANY

         BUSINESS OVERVIEW

On page 28 of the Form 20-F, in the description of the operations of the Registrant's "Inovia Broadband Access Division", in the paragraph under the caption "Customers", the percentage appearing is incorrect. The correct and restated text of said paragraph is set forth below in its entirety. The remainder of Item 4 of the Form 20-F is incorporated by reference herein.

CUSTOMERS

The Broadband Access Division's customers are principally incumbent local exchange carriers and large operators. The division's two major customers in 2002 were Deutsche Telekom AG and France Telecom, who together accounted for approximately 76% of its revenues.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         LIQUIDITY AND CAPITAL RESOURCES

On page 66 of the Form 20-F, the paragraph at the foot of the page, which commences with the words "Based on our current cash flow projections" should not have been indented and is incomplete, the following closing words of such paragraph "or other persons that will materially affect liquidity or the availability of, or requirement for, capital resources." having been inadvertently omitted. Also omitted were the caption and opening text of the subsequent paragraph. The correct and restated text of the last full paragraph of page 66 and the subsequent paragraph, which continues on page 67, is set forth below in its entirety. The remainder of Item 5 of the Form 20-F is incorporated by reference herein.

Based on our current cash flow projections, our available cash, cash equivalents, short-term investments, working capital and the facility agreement of February 2001, we believe that we have sufficient resources to meet our working capital needs, commitments and other liquidity requirements associate with our existing operations for the next 12 months. In addition, there are no transactions, arrangements or other relationships with unconsolidated entities or other persons that will materially affect liquidity or the availability of, or requirement for, capital resources.

Impact of related party transactions

We have entered into a number of agreements, including operating agreements, with related parties. Most of the agreements relate to the provision by us of services or components to the other parties to the agreements. None of the agreements are material to our operations. The pricing of these transactions was arrived at based on negotiations between the parties. Members of our management reviewed the pricing of the agreements and confirmed that they were not less favorable to us than could have been obtained from unaffiliated third parties. (Please see Item 7 "Major Shareholders and Related Party Transactions" under the caption "Related Party Transactions" for information on our transaction with related parties.)

                                    SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment to Annual Report on its behalf.

                                       ECI TELECOM LTD.


                                       By:        /s/ Doron Inbar
                                                  ---------------------
                                       Name:      Doron Inbar

                                       Title:     President and Chief Executive
                                                  Officer of the Company

Date:  July 23, 2003


                                 CERTIFICATIONS

I, Doron Inbar, certify that:

1. I have reviewed this Amendment to Annual Report on Form 20-F/A of ECI Telecom Ltd.; and

2. Based on my knowledge, this Amendment to Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Annual Report.

Date: July 23, 2003

                                                /s/ Doron Inbar
                                                ---------------
                                                    Doron Inbar
                                      President and Chief Executive Officer

I, Giora Bitan, certify that:

1. I have reviewed this Amendment to Annual Report on Form 20-F/A of ECI Telecom Ltd.; and

2. Based on my knowledge, this Amendment to Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Annual Report.

Date: July 23, 2003

                                                    /s/ Giora Bitan
                                                    ---------------
                                                      Giora Bitan
                                             Executive Vice President and
                                                Chief Financial Officer