Form 20-F
period 2003-12-31
ECI TELECOM LTD/
filed 2004-07-08
CIK 701544

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

                         COMMISSION FILE NUMBER 0-12672

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

                                      NONE
                                      ----
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: AS OF DECEMBER 31, 2003, THE ISSUER HAD 108,038,063 ORDINARY SHARES, NIS
0.12 NOMINAL (PAR) VALUE PER SHARE, OUTSTANDING.

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

                                TABLE OF CONTENTS

                                                                                                                PAGE
                                                                                                                ----
TABLE OF CONTENTS.................................................................................................1

INTRODUCTION .....................................................................................................4

PART I          ..................................................................................................8

ITEM 1.         IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.............................................8

ITEM 2.         OFFER STATISTICS AND EXPECTED TIMETABLE...........................................................8

ITEM 3.         KEY INFORMATION...................................................................................8
                Selected Financial Data...........................................................................8
                Risk Factors.....................................................................................11

ITEM 4.         INFORMATION ON THE COMPANY.......................................................................21
                History and Development of the Company...........................................................21
                Business Overview................................................................................24
                Organizational Structure.........................................................................36
                Property, Plants and Equipment...................................................................36

ITEM 5.         OPERATING AND FINANCIAL REVIEW AND PROSPECTS.....................................................37
                Operating Results................................................................................37
                Liquidity and Capital Resources..................................................................55
                Research and Development.........................................................................60
                Trend Information................................................................................64
                Off-Balance Sheet Arrangements...................................................................64
                Tabular Disclosure of Contractual Obligations....................................................65

ITEM 6.         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.......................................................66
                Directors and Senior Management..................................................................66
                Compensation.....................................................................................69
                Board Practices..................................................................................70
                Employees........................................................................................77
                Share Ownership..................................................................................78
                Stock Benefit Plans..............................................................................80

ITEM 7.         MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS................................................81
                Major Shareholders...............................................................................81
                Related Party Transactions.......................................................................85

ITEM 8.         FINANCIAL INFORMATION............................................................................88
                Financial Statements.............................................................................88
                Export Sales.....................................................................................89
                Legal Proceedings................................................................................89
                Dividends........................................................................................90
                Significant Changes..............................................................................90

                                                                                                                PAGE
                                                                                                                ----
ITEM 9.         OFFER AND LISTING................................................................................90
                Trading Market...................................................................................90
                Stock Price History..............................................................................91

ITEM 10.        ADDITIONAL INFORMATION...........................................................................92
                Memorandum and Articles of Association...........................................................92
                Material Contracts...............................................................................95
                Exchange Controls................................................................................97
                Taxation.........................................................................................97
                Documents on Display............................................................................108

ITEM 11.        QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK......................................108

ITEM 12.        DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES..........................................112

PART II         ................................................................................................112

ITEM 13.        DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.................................................112

ITEM 14.        MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS....................112

ITEM 15.        CONTROLS AND PROCEDURES.........................................................................112

ITEM 16.        [RESERVED]......................................................................................113

ITEM 16A.       AUDIT COMMITTEE FINANCIAL EXPERT................................................................113

ITEM 16B.       CODE OF ETHICS..................................................................................113

ITEM 16C.       PRINCIPAL ACCOUNTING FEES AND SERVICES..........................................................113

ITEM 16D.       EXEMPTIONS FROM LISTING REQUIREMENTS OF AUDIT COMMITTEE.........................................114

ITEM 16E.       PURCHASE OF EQUITY SECURITIES BY ISSUER AND AFFILIATED PURCHASERS...............................114

PART III        ................................................................................................114

ITEM 17.        FINANCIAL STATEMENTS............................................................................114

ITEM 18.        FINANCIAL STATEMENTS............................................................................114

ITEM 19.        EXHIBITS........................................................................................114

SIGNATURE ......................................................................................................117

INTRODUCTION

Definitions

      In this annual report, unless the context otherwise requires:

      o references to "ECI", the "Company", "us", "we" and "our" refer to ECI Telecom Ltd. (the "Registrant"), an Israeli company, and its consolidated subsidiaries, unless the context otherwise requires.

      o references to "Shares", "our shares", "ordinary shares", "ECI shares" and similar expressions refer to the Registrant's Ordinary Shares, NIS 0.12 nominal (par) value per share.

      o references to "dollars", "U.S. dollar" or "$" are to United States Dollars.

      o references to "shekels" or "NIS" are to New Israel Shekels, the Israeli currency.

Use of Trade Names

      In this annual report, unless the context otherwise so indicates or requires, all marks and trade names referred to herein are trademarks and/or service marks of ECI Telecom Ltd., its subsidiaries and/or its minority held affiliates, and may be registered in certain jurisdictions. The use in this annual report of the symbol (R) generally indicates registration of the mark in the United States.


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

      o     the impact of our accounting policies; and

      o those risks set forth under the caption "Risk Factors" in Item 3- "Key Information" of this annual report, as well as those discussed elsewhere in this annual report.

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

These statements may be found in Item 4 - "Information on the Company" and this
Item 5 - "Operating and Financial Review and Prospects" and in this annual report generally. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in Item 3 - "Key Information" under the caption "Risk Factors" and elsewhere in this annual report.

      We undertake no obligation publicly to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this annual report might not occur.

Glossary of Technical Terms

      ADD & DROP MULTIPLEXER (ADM) -- a multiplexer that sends multiple signals at the same time in the form of a single, complex signal and then recovering the separate signals at the receiving end.

      ASYNCHRONOUS TRANSFER MODE (ATM) -- high-speed transmission technology. A high-bandwidth, low-delay, packet-like switching and multiplexing technique.

      BROADBAND -- a high-bandwidth fiber optic, coaxial or hybrid line with more capacity than a standard voice-grade phone line, capable of carrying numerous voice, data and video channels simultaneously.

      CENTRAL OFFICE -- a term given to a telecommunications office centralized in a specific locality to handle the telephone service for that locality. A Central Office switches calls between local service and long distance service.

      COURSE WAVELENGTH DIVISION MULTIPLEXING (CWDM) -- a low-cost WDM multiplexer which has a fewer number of wavelengths and is used for shorter distances than DWDM, and without amplifiers.

      COMPETITIVE LOCAL EXCHANGE CARRIER (CLEC) -- a term given to a company that competes with ILECs. Under the United States Telecommunications Act of 1996, companies with CLEC status are allowed to use ILEC infrastructure in two ways: (i) using unbundled network elements, such as the local loop, to connect their switches with the ILEC's switches, thus giving them access to ILEC customers; and (ii) taking advantage of certain telecommunication services which are offered to ILECs at retail price but which are offered to CLECs at a wholesale discount.

      CUSTOMER PREMISES EQUIPMENT (CPE) -- a term used for communications equipment owned by the customer and not the service provider and which resides on the customer's premises.

      DENSE WAVELENGTH DIVISION MULTIPLEXING (DWDM) - a WDM multiplexer that can carry up to 160 different wavelengths per fiber and uses amplifiers in order to bridge large distances.

      DIGITAL CROSS-CONNECT -- a specialized high-speed data channel switch, which connects transmission paths based on network needs (rather than call by call). Digital cross-connects manage and route network traffic, and combine, consolidate and segregate signals to maximize efficiency.

      DIGITAL SUBSCRIBER LINE ACCESS MULTIPLEXER (DSLAM) -- a mechanism at a phone company's central location that links many customer DSL connections to a single high-speed ATM line.

      DIGITAL SUBSCRIBER LINE (DSL AND XDSL) -- a technology that uses sophisticated modulation schemes to pack data onto copper wires. They are sometimes referred to as "last-mile" technologies because they are used only for connections from a telephone switching station to a home or office, not between switching stations. The prefix "x" in xDSL indicates different variations of modulation schemes.

      ETHERNET -- a widely-used network technology and protocol for interconnecting computing devices.

      G.SHDSL -- also known as G.991.2. -- an international standard for symmetric DSL developed by the International Telecommunications Union. G.SHDSL provides for sending and receiving high-speed symmetrical data streams over a single pair of copper wires at rates between 192 Kbps and 2.31 Mbps. G.SHDSL was developed to incorporate the features of other DSL technologies.

      INCUMBENT LOCAL EXCHANGE CARRIER (ILEC) -- a term given to a telephone company that was providing local service when the United States
Telecommunications Act of 1996 was enacted, such as Regional Bell Operating Company, GTE and ALLNET.

      INTEGRATED SERVICES DIGITAL NETWORK (ISDN) -- an international communications standard for sending voice, video and data over digital telephone lines or normal telephone wires. ISDN supports data transfer rates of 64 Kbps.

      INTERNET PROTOCOL (IP) -- a common name given to a set of protocols developed to allow cooperating computers to share information across a network.

      IP L2 -- IP features that relate to Layer 2 in the OSI module.

      KBPS -- short for kilobits per second, a measure of data transfer speed. One Kbps is 1,000 bits per second.

      LOCAL LOOP -- the connection between a telecommunication company's Central Office to the lines in the service subscriber's home or office.

      MBPS -- short for short for megabits per second, a measure of data transfer speed (a megabit is equal to one million bits).

      MULTIPLEXER -- a communications device that combines, several signals for transmission over a single medium.

      MULTI-SERVICE ACCESS GATEWAY (MSAG) -- a platform that has the required features to handle multi services (voice, data and video) and can deliver the services on any media (usually copper and fiber).

      MULTI-SERVICE PROVISIONAL PLATFORM (MSPP) -- telecommunication equipment that combines multiple networking elements in any combination, including SDH/SONET ADMs, digital cross-connects, Ethernet switches, ATM switches, IP switches/routers, DWDM/CWDM transport terminals and OADMs.

      OPEN SYSTEMS INTERCONNECTION (OSI) -- a seven layer architecture model for communications systems developed by the ISO (International Standards Organization) for the interconnection of data communications systems. Each layer uses and builds on the services provided by the layers below.

      OPTICAL ADD & DROP MULTIPLEXER (OADM) -- an ADM which functions on the optical level only, and allows adding and dropping single wavelengths from the entire multiplexed signal.

      OPTICAL CROSS-CONNECT -- digital cross connect functionality for optical interfaces.

      NETWORK TERMINATION (NT) -- equipment that provides the functions necessary for a terminal to gain access to the network. Network termination provides essential functions for signal transmission.

      PERFORMANCE MONITORING (PM) -- a term used for the collection of information for the purpose of assessment of the accomplishment of a task in accordance with a set standard of completeness and accuracy.

      PASSIVE OPTICAL NETWORK (PON) -- a high bandwidth point to multipoint optical fiber network based on the ATM protocol, Ethernet or TDM. In a PON, signals are routed over the local link with all signals along that link going to all interim transfer points. Optical splitters route signals through the network; optical receivers at intermediate points and subscriber terminals are tuned for specific wavelengths of light direct signals intended for their groups of subscribers. At the final destination, a specific residence or business can detect its specified signal. PONs are capable of delivering high volumes of upstream and downstream bandwidth (up to 622 Mbps downstream and 155 Mbps upstream), which can be changed depending on an individual user's needs.

      PLESIOCHRONOUS DIGITAL HIERARCHY (PDH) -- a transmission standard that was developed to carry digitized voice over cable more efficiently (plesiochronous means nearly synchronous).

      POST, TELEPHONE AND TELEGRAPH CARRIER (PTT) -- often controlled by governments, PTTs provide telecommunications services in many countries.

      SOHO -- short for small office/home office, a term that refers to the small or home office environment and the business culture that surrounds it. It is also sometimes described as a virtual office.

      SYNCHRONOUS TRANSFER MODULE (STM) -- a transmission standard defined by an international standards forum that was developed to carry digitized voice over cable more efficiently.

      STORAGE AREA NETWORK (SAN) -- a high-speed sub-network of shared storage devices. A storage device is a machine that contains nothing but a disk or disks for storing data.

      SYNCHRONOUS DIGITAL HIERARCHY (SDH) -- transport format for transmitting high-speed digital signals over fiber optic facilities outside of North America, comparable to SONET.

      SYNCHRONOUS OPTICAL NETWORK (SONET) -- a transport format for transmitting high-speed digital signals through fiber optics in North America, comparable to SDH.

      TIME DIVISION MULTIPLEXING (TDM) -- a type of multiplexing that combines data streams by assigning each stream a different time slot in a set. TDM repeatedly transmits a fixed sequence of time slots over a single transmission channel.

      VARIABLE BIT RATE (VBR) -- an ATM bandwidth-allocation service that allows users to specify a throughput capacity (i.e., a peak rate) and a sustained rate but does not distribute data evenly.

      VOICE-OVER INTERNET PROTOCOL (VOIP) -- a category of hardware and software that enables people to transmit voice traffic over the Internet.

      WAVELENGTH DIVISION MULTIPLEXING (WDM) -- a technology which multiplexes several carrier signals on a single optical fiber by using different wavelengths.

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.


ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.


ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

      The following selected consolidated income statement data for the years ended December 31, 2001, 2002 and 2003 and the selected consolidated balance sheet data as of December 31, 2002 and 2003 have been derived from our audited consolidated financial statements, which were prepared in dollars and in accordance with United States generally accepted accounting principles, or U.S. GAAP, and which are incorporated by reference into this annual report on Form 20-F. Our consolidated financial statements have been audited by Somekh Chaikin, a member of KPMG International, independent public accountants in Israel. The following selected consolidated income statement data for the years ended December 31, 1999 and 2000 and the selected consolidated balance sheet data as of December 31, 1999, 2000 and 2001 have been derived from our audited consolidated financial statements not included in this annual report. The selected consolidated income statement data for the years ended December 31, 1999 and 2000 have been reclassified in light of the designation of certain of our operations as discontinued operations. You should read the following selected financial in conjunction with our consolidated financial statements and the notes to those financial statements that are incorporated by reference into this annual report.

SELECTED FINANCIAL DATA
FIVE-YEAR FINANCIAL SUMMARY
Income Statement Data:

                                                                                      YEAR ENDED DECEMBER 31,
                                                      -----------------------------------------------------------------------------
                                                            2003            2002            2001            2000            1999
                                                       ------------    ------------    ------------    ------------    ------------
                                                                        Restated (*)
                                                                                      (Dollars in thousands)
Revenues ............................................       421,424         602,860         871,748       1,046,509       1,005,431
Cost of revenues ....................................       256,753         379,480         725,431         671,446         487,775
                                                       ------------    ------------    ------------    ------------    ------------
Gross profit ........................................       164,671         223,380         146,317         375,063         517,656
Research and development costs - net ................        72,120          89,331         120,755         131,709         111,686
Selling and marketing expenses ......................        87,940         110,996         135,898         181,131         143,296
General and administrative expenses1 ................        57,702          93,115          95,399          88,692          69,857
Restructuring, spin-off and impairment expenses .....        15,080           3,725         115,907          47,381          14,947
Loss from exchange of assets ........................            --           6,783              --              --              --
Purchase of in-process research and development .....            --              --             916          20,500          54,841
                                                       ------------    ------------    ------------    ------------    ------------
Operating income (loss) .............................       (68,171)        (80,570)       (322,558)        (94,350)        123,029
Financial income (expenses), net ....................          (551)          5,967           5,117          14,473          17,600
Other income (expenses) - net .......................        (5,386)        (11,087)        (32,192)         34,879          51,024
                                                       ------------    ------------    ------------    ------------    ------------
Income (loss) from continuing operations before
   taxes on income ..................................       (74,108)        (85,690)       (349,663)        (44,998)        191,653
Taxes on income .....................................        (2,163)         (8,427)            290             333          (6,205)
                                                       ------------    ------------    ------------    ------------    ------------
Income (loss) from continuing operations after
   taxes on income ..................................       (76,271)        (94,117)       (349,343)        (44,665)        185,448
Company's equity in results of investee
   companies - net ..................................        (4,334)         (3,055)           (983)         (1,540)         (2,022)
Minority interest in results of subsidiaries -
   net ..............................................        14,936           1,084          (1,820)         (1,314)         (1,443)
                                                       ------------    ------------    ------------    ------------    ------------
Income (loss) from continuing operations ............       (65,669)        (96,088)       (352,146)        (47,519)        181,983
Cumulative effect of accounting change, net of
   taxes ............................................            --          (550)2         1,710 3       (22,109)4              --
Discontinued Operations:
Loss from discontinued operations 5, net of tax .....        (5,371)        (65,830)        (61,940)        (21,782)        (79,464)
                                                       ------------    ------------    ------------    ------------    ------------
Net income (loss) ...................................  $    (71,040)   $   (162,468)   $   (412,376)   $    (91,410)   $    102,519
                                                       ============    ============    ============    ============    ============

(*) See Note 1A.(8) to the consolidated financial statements incorporated by reference into this annual report.


----------

      1 Includes (i) amortization of goodwill and other intangibles; (ii) in 2003 and 2002, provision for a specific doubtful debt of $6.6 million and $34 million, respectively; and (iii) in 2001, liability for a sum of $8.4 million for royalties payable to the Israeli government.

      2 Effective January 1, 2002, we apply the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and other Intangible Assets". See the next page of this annual report (following Balance Sheet Data) for details of income (loss) from continuing operations, net income (loss) and income (loss) per share for the years 1999 through 2001 had amortization of goodwill and intangible assets been accounted for in accordance with SFAS No.
142. See also Note 1U.1. to the consolidated financial statements incorporated by reference into this annual report.

      3 Commencing January 1, 2001, we apply the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". See Note 1U.2. to the consolidated financial statements incorporated by reference into this annual report.

      4 Effective January 1, 2000, we apply the Securities and Exchange Commission Staff Accounting Bulletin No. 101 (SAB 101), "Revenue Recognition in Financial Statements".

      5 Includes impairment of related goodwill, long-lived assets and cumulative effect of an accounting change.

                                                                         EAR ENDED DECEMBER 31,
                                                    ------------------------------------------------------------
                                                      2003         2002         2001         2000         1999
                                                    ---------    ---------    ---------    ---------    --------
                                                                 Restated (*)
BASIC EARNINGS (LOSS) PER SHARE
Continuing operations ...........................   $  (0.61)    $  (0.91)    $  (3.79)    $  (0.52)    $   1.99

Cumulative effect of accounting change, net .....         --     $  (0.01)    $   0.02     $  (0.23)          --
Discontinued operations .........................   $  (0.05)    $  (0.62)    $  (0.67)    $  (0.25)    $  (0.87)
                                                    --------     --------     --------     --------     --------
Net income (loss) per share .....................   $  (0.66)    $  (1.54)    $  (4.44)    $  (1.00)    $   1.12
                                                    ========     ========     ========     ========     ========
DILUTED EARNINGS (LOSS) PER SHARE
Continuing operations ...........................   $  (0.61)    $  (0.91)    $  (3.79)    $  (0.52)    $   1.90
Cumulative effect of accounting change, net .....         --     $  (0.01)    $  (0.02)    $  (0.23)          --
Discontinued operations .........................   $  (0.05)    $  (0.62)    $  (0.67)    $  (0.25)    $  (0.83)
                                                    --------     --------     --------     --------     --------
Net income (loss) per share-diluted .............   $  (0.66)    $  (1.54)    $  (4.44)    $  (1.00)    $   1.07
                                                    ========     ========     ========     ========     ========

CASH DIVIDEND DECLARED PER SHARE ................         --           --           --     $   0.15     $   0.20
                                                    ========     ========     ========     ========     ========
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING, IN
   THOUSANDS - basic ............................    107,831      105,512       92,896       91,824       91,148
             - diluted ..........................    107,831      105,512       92,896       91,824       95,507







BALANCE SHEET DATA:



                                                                                AS AT DECEMBER 31,
                                                         2003            2002            2001            2000            1999
                                                     ------------    ------------    ------------    ------------    ------------
                                                                     Restated (*)
                                                                             (Dollars in thousands)
Cash and cash equivalents ........................       145,375         356,649          226,192         286,443        232,144
Working capital ..................................       310,227         366,225          530,758         575,391        910,406
Total assets .....................................       877,565       1,148,316        1,416,927       1,848,160      1,654,012
Short term credits ...............................        30,000         230,012          120,030         231,801            137
Long-term debt, less current maturities ..........        30,000              --          200,000              --         85,000
Shareholders' equity .............................   $   569,505     $   639,617     $    754,856    $  1,157,430   $  1,224,320
                                                     ===========     ===========     ============    ============   ============


(*) See Note 1A.(8) to the consolidated financial statements incorporated by reference into this annual report.


-----------------------
Effective January 1, 2002, we apply the provisions of SFAS 142 "Goodwill and Other Intangible Assets". Had amortization of goodwill and intangible assets been accounted for in accordance with the method of SFAS 142, our net income
(loss) from continuing operations, net income (loss) and income (loss) per share for the years 1999 through 2001 would have been as follows:


                                                               YEAR ENDED DECEMBER 31,
                                                    ---------------------------------------------
                                                      2001         2000             1999
                                                    --------     -------      ------------------
                                                     (Dollars in thousands except per share data)
Reported income (loss) from continuing operations   (352,146)    (47,519)          181,983
Add back: Goodwill amortization.............           5,181       6,991            16,294
                                                    --------     -------      ------------------
Adjusted income (loss) from continuing operations   (346,965)    (40,528)          198,277
                                                    ========     =======      ==================
Reported net income (loss)..................        (412,376)    (91,410)          102,519
Add back: Goodwill amortization.............           9,264      12,649            16,294
                                                    --------     -------      ------------------
Adjusted net income (loss)..................        (403,112)    (78,761)          118,813
                                                    ========     =======      ==================
                                                      2001         2000             1999
                                                    --------     -------     -------------------
INCOME (LOSS) PER SHARE FROM:                         BASIC AND DILUTED       BASIC     DILUTED
                                                    --------------------     -------   ---------

Reported income (loss) from continuing operations     $(3.79)     $(0.52)     $1.99      $1.90
Add back: Goodwill amortization.............           $0.06       $0.08      $0.18      $0.17
                                                    --------     -------      ------------------
Adjusted income (loss) from continuing operations     $(3.73)     $(0.44)     $2.17      $2.07
                                                    ========     =======      ==================
Reported net income (loss)..................          $(4.44)     $(1.00)     $1.12      $1.07
Add back: Goodwill amortization.............           $0.10       $0.14      $0.18      $0.17
                                                    --------     -------      ------------------
Adjusted net income (loss)..................          $(4.34)     $(0.86)     $1.30      $1.24
                                                    ========     =======      ==================

RISK FACTORS

INTRODUCTION

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

RISKS RELATING TO OUR BUSINESS AND OUR INDUSTRY

THE GENERAL DETERIORATION OF THE GLOBAL ECONOMY AND THE SLOWDOWN IN EXPENDITURES BY TELECOMMUNICATIONS SERVICE PROVIDERS HAVE HAD, AND COULD AGAIN HAVE, A MATERIAL ADVERSE EFFECT ON OUR RESULTS OF OPERATIONS.

      The general deterioration of the economy worldwide and economic uncertainty in the telecommunications market resulted in a curtailment of capital investment in new equipment and applications by telecommunications carriers and service providers beginning in late 2000. The general political situation worldwide, and the threat of acts of terrorism, caused a further decline in the global economy. As a result, many companies, including current and potential customers of ours, postponed or decreased further capital investment. Although there are signs that the market has stabilized, there is still a measure of uncertainty in the market, with slow growth, particularly in North America and Western Europe. Should a decline in capital expenditures resume, it could reduce our sales further, could increase the need for inventory write-offs and could result in additional downward pressure on the price of our products, all of which could have a material adverse effect on our results of operations. (For additional details, see Item 4 - "Information on the Company" - "Business Overview" under the caption "Industry Background")

A SLOWDOWN OF TRENDS IN THE TELECOMMUNICATIONS INDUSTRY TOWARD PRIVATIZATION AND DEREGULATION HAS HAD, AND MAY CONTINUE TO HAVE, A MATERIAL ADVERSE EFFECT ON OUR RESULTS OF OPERATIONS.

      The trends in the telecommunications industry toward privatization and deregulation during the past decade contributed to the overall growth in spending for telecommunications equipment during that period. Commencing in 2001, the telecommunications industry experienced a significant slowdown in these trends. Our business, financial condition and results of operations were adversely affected by this slowdown, and could be further harmed if the trend toward privatization and deregulation were reversed or there is a further material slowdown in this trend. (For additional details see Item 4 - "Information on the Company" - "Business Overview" under the caption "Industry Background" and Item 5 - "Operating and Financial Review and Prospects" - "Trend Information".)

THE MARKET FOR TELECOMMUNICATIONS NETWORKING EQUIPMENT IS SUBJECT TO RAPID TECHNOLOGICAL CHANGE. IF WE FAIL TO PREDICT ACCURATELY AND RESPOND TO MARKET DEVELOPMENTS OR DEMANDS, WE WILL BE UNABLE TO COMPETE SUCCESSFULLY.

      The market for telecommunications networking equipment is characterized by rapid technological, frequent new product introductions and enhancements, changes in customer requirements and evolving industry standards. Our future performance depends on our successful development and introduction and the market acceptance, of new and enhanced products that address customer requirements in a cost-effective manner. In addition, the amount we can afford to spend on development is more limited than most of our principal competitors, many of whom are larger than us and have greater resources. We may be unsuccessful in completing the development or introduction of these new products or product enhancements on a timely basis or at all, or we may develop products that have errors or defects. The failure of these enhancements or new products to operate as expected could delay or prevent future sales. Developments in telecommunications networking equipment could also result in a significant reduction in the demand for our products. Alternative technologies and customer requirements could displace the technologies, protocols and service requirements on which our product lines are based. Our technological approach may not achieve broad market acceptance, and other technologies or devices may supplant our approach. If our technology is displaced by alternative technologies, our business and financial condition could be materially adversely affected.

THE MARKET FOR OUR PRODUCTS IS VERY COMPETITIVE. WE MAY LOSE MARKET SHARE, AND OUR RESULTS MAY SUFFER IF WE CANNOT COMPETE EFFECTIVELY.

      The telecommunications market is very competitive, and competition may increase in the future. Competition may come from large existing vendors, which have greater management, financial, technical, manufacturing, marketing, sales, distribution and other resources than those currently available to us, or from small or single product vendors or new market entrants, particularly those from China. Our current competitors include Alcatel, Ciena, Huawei, Lucent, Marconi, Nortel, Siemens and Tellabs, all of which are larger than us and may have greater name recognition, larger customer bases and/or greater financial and other resources. Increased competition could have a material adverse effect on our business, financial condition and operating results through pricing pressure, loss of market share and other factors. (For additional details see
Item 4 - "Information on the Company" - "Business Overview" - "Our Operations" under the caption "Competition".)

WE MAY NOT BE ABLE MEET DEMAND IF THERE IS A SUDDEN INCREASE IN CUSTOMER DEMAND FOR OUR PRODUCTS.

      If we experience a sudden increase in customer demand for our products, our manufacturing constraints and the difficulty in obtaining sufficient components for our products as a result of such increased demand may prevent us from making timely delivery of our products to our customers or may impede a potential sale. Such delays or lost sales could have a material adverse effect on our business, financial condition and results of operations.

SIGNIFICANT CONTINUED PRICE EROSION IN THE MARKET FOR SOME OF OUR PRODUCTS MAY LOWER OUR GROSS MARGIN, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR RESULTS OF OPERATIONS.

      Increased competition and weak market conditions have in recent years caused significant price erosion in the market for some of our products, resulting in decreased gross margins. We expect this erosion to continue, which could further reduce the gross margins of certain of our product lines. This, in turn, would have a material adverse effect on the results of our operations.

OUR BROADBAND ACCESS DIVISION DEPENDS ON A FEW LARGE CUSTOMERS, AND THE LOSS OF ONE OR MORE OF THESE CUSTOMERS OR A SIGNIFICANT DECREASE IN REVENUE FROM ANY OF THESE CUSTOMERS COULD HAVE A DISPROPORTIONATE IMPACT ON OUR REVENUE AND NET INCOME.

      Historically, a substantial portion of the revenue of our Broadband Access Division has come from large purchases by a small number of customers. The division's two major customers in 2002 and 2003 were Deutsche Telekom AG and France Telecom, which together accounted for approximately 76% and 58% of its revenues, respectively in those years. We expect this division to continue to depend on sales to a small number of customers. However, it does not generally have long-term commitments from any of its top customers to purchase specific quantities of products. If this division loses one or more large customers and fails to add new customers, our results of operations could be adversely affected.

WE HAVE INCURRED SUBSTANTIAL NET LOSSES IN THE PAST FOUR YEARS, AND WE MAY INCUR LOSSES AGAIN IN THE FUTURE.

      We incurred net losses in the fiscal years ended 2000 through 2003 of approximately $91 million, $412 million, $162 million and $71 million, respectively (of which approximately $22 million, $62 million, $66 million and $5 million, respectively, were in respect of discontinued operations). We may continue to incur losses in the future, which could materially adversely affect our business and financial condition, as well as the market price of our shares. If we are unable to compete successfully or if our technology is displaced by alternative technologies, our business and financial condition could be materially adversely affected.

WE HAVE GRANTED SUBSTANTIAL CREDIT TO ONE OF OUR CUSTOMERS. IF THAT CUSTOMER IS UNABLE TO PAY US, OUR RESULTS OF OPERATIONS WILL BE MATERIALLY ADVERSELY AFFECTED.

      Starting October 2000, one of our then operations, InnoWave ECI Wireless Systems Ltd., or InnoWave, sold fixed wireless access systems and services to Global Village Telecom, or GVT, a Brazilian company. In connection with those sales, we have granted GVT long-term credit totaling $159 million (including interest) in conjunction with credit granted by other equipment vendors. Although we have since sold the operations of InnoWave, the GVT debt is still owed to us. As at December 31, 2003, the GVT's balance in our books, after taking into account provisions made for doubtful debt, was approximately $90 million (including $85 million under long term accounts receivable, representing approximately 79% of such trade receivables).

      GVT's revenues are denominated mainly in Brazilian currency and its vendor debt is in dollars. This has negatively impacted its ability to maintain the debt repayment schedule, due to a significant devaluation of the Brazilian currency relative to the dollar, and commencing December 2002, GVT defaulted in its interest payments to us. ECI, together with the group of other equipment vendors, is in negotiations with GVT, its parent company and certain of its shareholders with a view to rescheduling GVT's debt repayment that, if agreed upon, would materially extend the original repayment schedule.

      Our results of operations may be adversely affected if GVT defaults in paying us all, or a significant part of, this debt. Affiliates of one of our major shareholders hold an interest of approximately 28% (on a fully diluted basis) in GVT's parent company. (See Item 7 - "Major Shareholders and Related Party Transactions" under the caption "Related Party Transactions".)

WE MAY MAKE ACQUISITIONS OR PURSUE MERGERS THAT COULD DISRUPT OUR BUSINESS AND HARM OUR FINANCIAL CONDITION.

      As part of our business strategy, we may invest in or acquire other businesses, technologies or assets, enter into joint ventures or enter into other strategic relationships with third parties. We may issue additional shares, incur debt, assume liabilities, write off or incur amortization expenses related to intangible assets or incur large and immediate write-offs in connection with future acquisitions. In addition, our future acquisitions may result in impairment of assets. For example, in the first quarter of 2001 we wrote off significant portions of the acquisitions of WavePacer and WinNet Metropolitan Communications Systems, Inc. as impairments of assets. In addition, our operation of any acquired or merged businesses, technologies or assets could involve numerous risks, including:

      o problems combining any purchased operations with our own operations or two operations into a new merged entity;

      o     diversion of management's attention from our core business;

      o     adverse effects on existing business relationships;

      o substantial expenditures, which could divert funds from other corporate uses;

      o     entering markets in which we have no or limited prior experience;
            and

      o the loss of key employees, particularly those of the purchased organization.

      We cannot be certain that any future acquisition or merger will be successful. If the operation of the business of any future acquisitions or mergers disrupts our operations, our business may suffer. In addition, even if we successfully integrate the acquired business with our own, we may not receive the intended benefits of the acquisition.

CURRENCY EXCHANGE RATE FLUCTUATIONS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR RESULTS OF OPERATIONS.

      A substantial proportion of our international sales are denominated in dollars. Accordingly, devaluation in the local currencies of our customers relative to the dollar could cause customers to decrease or cancel orders or default on payment, which could harm our results of operations. A portion of our international sales are denominated in currencies other than dollars, such as the Euro, thereby exposing us to gains and losses on non-U.S. currency transactions. We limit this currency exposure by entering into hedging transactions. However, hedging transactions may not prevent exchange-related losses. Therefore, our business may be harmed by exchange rate fluctuations.

WE HAVE ENTERED INTO A STRATEGIC RELATIONSHIP WITH NORTEL NETWORKS, A WORLDWIDE SUPPLIER OF TELECOMMUNICATIONS EQUIPMENT. WE MAY EXPEND SIGNIFICANT TIME AND EFFORT AND INCUR SIGNIFICANT EXPENSES IN THIS RELATIONSHIP WITHOUT SEEING ANY MATERIAL RETURN.

      In December 2003, we entered into a strategic agreement with Nortel Networks under which both we and Nortel will engage in cooperative sales and marketing activities in various broadband access markets. We expect to leverage Nortel's global telecommunications marketing network to expand our customer base worldwide. We may, however, expend significant time and effort and incur significant expenses in this relationship, and may cease other sales and marketing activities in some of these markets, without seeing any material return. As a result, our business and results of operations could be adversely affected.

THE OPERATIONS AND ACCOUNTING POLICIES OF AFFILIATED COMPANIES MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR RESULTS OF OPERATIONS.

      We have no control over the operations and accounting policies of companies in which we may, from time to time, have a minority interest. The results of certain of such companies (if treated on an equity basis) will be reflected in our financial statements and could have a material adverse effect on our results of operations.

OUR NEW ERP (ENTERPRISE RESOURCE PLANNING) SYSTEMS MAY NOT BE SUCCESSFUL AND MAY ADVERSELY IMPACT OUR RESULTS OF OPERATIONS.

      We are in the process of implementing new ERP (enterprise resource planning) systems throughout our company, which are expected to go live very shortly. Management and other company personnel have expended substantial effort and time in preparing for the implementation of the new systems. We can give no assurance that these systems will be successful, that they will not disrupt our operations or financial reporting or that they will not, at least initially, divert management attention or other company resources and, accordingly, adversely affect our results of operations.

WE HAVE EXPERIENCED AND MAY CONTINUE TO EXPERIENCE FLUCTUATIONS IN OUR QUARTERLY AND ANNUAL RESULTS OF OPERATIONS, WHICH HAS RESULTED AND MAY CONTINUE TO RESULT IN CONTINUED VOLATILITY IN OUR RESULTS OF OPERATIONS.

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

      o     market acceptance of new products;

      o the timing of our product introductions or enhancements or those of our competitors or providers of complementary products;

      o     delays in obtaining the supply of components;

      o     write-offs due to inventory obsolescence;

      o the timing of approval of Israeli government research and development grants; and

      o     one-time charges.

      Accordingly, the results of past periods should not be relied upon as an indication of our future performance. Our operating results have from time to time been, and may in some future periods be, below expectations of public market analysts or investors. This has resulted, and may in the future result, in a fall in the price of our shares. (For additional details, see Item 9 - "Offer and Listing" under the caption "Stock Price History.")

WE DO BUSINESS WITH COMPANIES AND GOVERNMENT-OWNED ENTITIES LOCATED IN COUNTRIES AROUND THE WORLD, WHICH SUBJECTS US TO ADDITIONAL RISKS. IF THESE RISKS MATERIALIZE, OUR BUSINESS WILL BE MATERIALLY ADVERSELY AFFECTED.

      Because of the global nature of our business, we are exposed to the risk of economic or political instability in countries where our customers are located. Economic instability in one country has in the past spread to other countries in the same region. Risks from our international operations include:

      o     longer sales and payment cycles;

      o     greater difficulties in collecting accounts receivable;

      o the standardization of, and certification requirements for, national telecommunications equipment and changes in regulatory requirements, with which our products may not comply;

      o difficulties in staffing and managing overseas subsidiaries and foreign operations;

      o     potentially adverse tax consequences;

      o     currency fluctuations;

      o     laws and business practices favoring local competitors;

      o the impact of military or civil conflicts, epidemics and other occurrences likely to adversely affect local economies;

      o the imposition by governments of controls that would prevent or restrict the transfer to us of funds;

      o     compliance with a wide variety of complex foreign laws and treaties;
            and

      o     variance and unexpected changes in local laws and regulations.

      If we fail to overcome the challenges we encounter in our international operations, our business will be materially adversely affected.

OUR PRODUCTS COULD CONTAIN DEFECTS, WHICH WOULD REDUCE SALES OF THOSE PRODUCTS OR RESULT IN CLAIMS AGAINST US.

      We develop complex and evolving products. Despite testing by us and our customers, errors may be found in existing or new products. The risk is higher with products that are still in the development stage, where full testing or certification is not yet completed. This could result in, among other things, a delay in recognition or loss of revenues, loss of market share or failure to achieve market acceptance. We could also be subject to material claims by customers. If any of our products are found defective or if any product liability claims, regardless of their merits, are brought against us, we could face substantial costs and our reputation and the demand for our products could be adversely affected.

OUR PROPRIETARY TECHNOLOGY IS DIFFICULT TO PROTECT, AND THE UNAUTHORIZED USE OF OUR PROPRIETARY TECHNOLOGY BY A THIRD PARTY MAY IMPAIR OUR ABILITY TO COMPETE EFFECTIVELY.

      We rely on a combination of patent, copyright, trademark and trade secret laws, non-disclosure and other contractual agreements and technical measures to protect our intellectual property rights. We cannot assure you that any patents that we hold will not be challenged by third parties or that any of these other measures will protect our intellectual property. Additionally, our products may be sold in foreign countries that provide less protection of intellectual property than that afforded by U.S. and Israeli laws. Moreover, competitors or potential competitors may attempt to copy or reverse engineer aspects of our product lines or to obtain and use information that we regard as proprietary. If we are unable to maintain the security of our proprietary technology, it could have a material adverse effect on our business.

WE MAY BE SUBJECT TO CLAIMS THAT OUR PRODUCTS INFRINGE UPON THE PROPRIETARY RIGHTS OF OTHERS, WHICH MAY IN TURN HARM OUR ABILITY TO SELL AND DEVELOP OUR PRODUCTS OR CAUSE US TO INCUR ADDITIONAL COSTS IN LICENSING FEES.

      If other parties claim that our products infringe upon their intellectual property rights, we would be forced to defend ourselves or our customers, manufacturers or suppliers against those claims. Third-party claims may also require us to enter into license arrangements. If we cannot successfully defend these claims or obtain any necessary licenses on commercially reasonable terms or at all, we may be forced to stop selling some of our products. Many participants in the telecommunications industry have an increasing number of patents and patent applications and have frequently demonstrated a readiness to pursue litigation based on allegations of patent or other intellectual property infringement. We could incur substantial costs to defend those claims. A successful claim of infringement against us or our failure or inability to develop non-infringing technology or license the infringed technology, on acceptable terms and on a timely basis, if at all, could harm our business, results of operations and financial condition.

WE AND SOME OF OUR SUBSIDIARIES HAVE NOT RECEIVED FINAL TAX ASSESSMENTS FOR SEVERAL YEARS AND MAY BE SUBJECT TO ADDITIONAL AND UNEXPECTED TAX DEMANDS, WHICH MAY ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

      We have not received a final assessment for tax in Israel since fiscal 1992. In addition, we conduct business globally, and a substantial part of our operations is outside Israel. In addition, many of our tax returns in the countries in which we operate or have operated are not final and may be subject to tax audits and assessments by the applicable tax authorities. We cannot assure you that we will not be subject to future tax audits or assessments for tax (including value added tax), customs duties and other levies by applicable authorities. In such event, we may be required to pay additional amounts, as a result of which our future results may be adversely affected.

WE DEPEND UPON A LIMITED NUMBER OF SUPPLIERS OR SUBCONTRACTORS, AND IN SOME CASES THERE IS ONLY A SINGLE SOURCE FOR THE SUPPLY OR ASSEMBLY OF SOME OF OUR KEY COMPONENTS. OUR REVENUES AND INCOME MAY BE SIGNIFICANTLY HARMED IF ANY OF THESE SUPPLIERS OR SUBCONTRACTORS ARE UNABLE TO OR REFUSE TO CONTINUE TO SUPPLY OR ASSEMBLE THESE COMPONENTS OR IF THEY FAIL TO MEET OUR PRODUCTION REQUIREMENTS ON A TIMELY BASIS.

      Several key components required to build some of our products are manufactured or assembled by a limited number of suppliers or subcontractors, and in certain cases, there is only a single source. We cannot assure you of the continued availability of these key components or of our ability to accurately forecast our component requirements sufficiently in advance. If we experience an increase in demand for our products, our suppliers may be unable to provide us with the components we need in order to meet that increased demand. Any interruption in the availability of these components would cause delays in the manufacturing and shipping of our products. The delays and the costs associated with developing alternative sources of supply or assembly could have a material adverse effect on our business, financial condition and results of operations.

ONE OF OUR SHAREHOLDERS CAN SIGNIFICANTLY INFLUENCE MATTERS REQUIRING SHAREHOLDERS' APPROVAL.

      Koor Industries Ltd., or Koor, controls over 30% of our ordinary shares and has a shareholders agreement with Clal Electronics Industries Ltd., which owns over 14% of our ordinary shares, relating to, among other things, the election of directors. Accordingly, Koor has significant influence over all matters requiring shareholder approval, including the election and removal of the majority of our directors and the approval of significant corporate transactions. This concentration of ownership could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares. This concentration of ownership may also adversely affect our share price. In addition, the market price of our shares may be adversely affected by events relating to Koor that are unrelated to us. (See Item 7 - Major Shareholders and Related Party Transactions" under the caption "Major Shareholders.")

SOME MEMBERS OF OUR BOARD OF DIRECTORS MAY HAVE CONFLICTS OF INTEREST WITH US, AND SOME OF THESE CONFLICTS MAY BE RESOLVED IN A MANNER THAT IS ADVERSE TO US.

      Three of the members of our board of directors are directors and/or executive officers of, or are otherwise affiliated with, a major shareholder of ours or a group holding a substantial proportion of our shares, including both the chairman of our board and the chairman of the executive committee of our board. These individuals may have conflicts of interest with respect to business opportunities and similar matters that may arise in the ordinary course of business. (See Item 6 - "Directors, Senior Management and Employees" and Item 7
- "Major Shareholders and Related Party Transactions".)

RISKS RELATING TO OUR LOCATION IN ISRAEL

CONDITIONS IN ISRAEL MAY LIMIT OUR ABILITY TO DEVELOP, PRODUCE AND SELL OUR PRODUCTS. THIS COULD DECREASE OUR REVENUES.

      Our corporate headquarters and principal offices and our research and development, engineering and most of our manufacturing operations, and those of many of our subcontractors and suppliers, are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a state of hostility, varying in degree and intensity, has existed between Israel and its various Arab neighbors and has led to security and economic problems for Israel. Since October 2000, Israel has been subjected to numerous terrorist attacks and acts of violence initiated by various Palestinian organizations. These actions, together with Israel's military action in response to these attacks and attempts to prevent further attacks, have led to a crisis in the entire peace process, have adversely affected the Israeli economy and have strained Israel's relationship with the Palestinian Arabs, its own Arab citizens, Arab countries and, to some extent, with other countries around the world. Any armed conflicts or political instability in the Middle East region could negatively affect local business conditions and could harm our results of operations. Furthermore, several countries restrict doing business with Israel and Israeli companies. These restrictive laws and policies may harm our operating results, financial condition or the expansion of our business.

      Our operating results and financial condition could also be adverse impacted by industrial action in Israel. For example, a strike or work stoppage affecting Israel's ports could severely impede our ability to export our products to the majority of our customers, who are outside Israel.

      (For additional details, see Item 5 - "Operating and Financial Review and Prospects" - "Operating Results" under the caption "Economic, Political and Military Conditions in Israel")

BECAUSE A SUBSTANTIAL AMOUNT OF OUR REVENUES IS GENERATED IN DOLLARS AND EUROS, WHILE A SIGNIFICANT PORTION OF OUR EXPENSES IS INCURRED IN NEW ISRAELI SHEKELS OR NIS, OUR RESULTS OF OPERATIONS MAY BE SERIOUSLY HARMED BY INFLATION IN ISRAEL AND CURRENCY EXCHANGE RATE FLUCTUATIONS.

      A substantial amount of our revenues is generated in dollars and Euros, while a portion of our expenses, principally salaries and related personnel expenses, are paid in NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or the Euro or that the timing of this devaluation will lag behind inflation in Israel. This will be particularly significant in the event of inflation in salaries, although, currently, our employees' salaries are not generally linked to the Israel Consumer Price Index. Because inflation has the effect of increasing the dollar and Euro costs of our operations, it would therefore have an adverse effect on our dollar-measured results of operations. Although we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar or the Euro against the NIS, these measures, however, may not adequately protect us from material adverse effects due to the impact of inflation in Israel.

THE GOVERNMENT GRANTS WE HAVE RECEIVED FOR RESEARCH AND DEVELOPMENT EXPENDITURES MAY BE REDUCED FURTHER OR ELIMINATED DUE TO GOVERNMENT BUDGET CUTS, AND THESE GRANTS LIMIT OR PROHIBIT OUR ABILITY TO MANUFACTURE PRODUCTS AND TRANSFER KNOW-HOW OUTSIDE OF ISRAEL AND REQUIRE US TO SATISFY SPECIFIED CONDITIONS.

      We currently receive grants from the government of Israel through the Office of the Chief Scientist of Israel's Ministry of Industry, Trade and Labor for the financing of a significant portion of our research and development expenditures in Israel. The Israeli government has reduced the benefits available under this program in recent years and has indicated that it may reduce or eliminate these benefits in the future. If we are unable to receive future grants from the Office of the Chief Scientist on substantially the same terms as we currently receive these grants, our business and financial condition could be materially adversely affected.

      When know-how or products are developed using Chief Scientist grants, the terms of these grants prohibit the transfer of the know-how out of Israel and limit our ability to manufacture products based on this know-how outside of Israel without the prior approval of the Office of the Chief Scientist. Any approval, if given, will generally be subject to additional financial obligations. If we fail to comply with the conditions imposed by the Office of the Chief Scientist, including the payment of royalties with respect to grants received, we may be required to refund any payments previously received, together with interest and penalties. The difficulties in obtaining the approval of the Office of the Chief Scientist for the transfer of manufacturing rights out of Israel could have a material adverse effect on strategic alliances or other transactions that we may enter into in the future that provide for such a transfer. Any non-Israeli who becomes a holder of 5% or more of our outstanding ordinary shares will be required to notify the Office of the Chief Scientist and to undertake to observe the law governing the grant programs of the Office of the Chief Scientist. (For additional details, see Item 5 - "Operating and Financial Review and Prospects" - "Operating Results" under the captions "Economic, Political and Military Conditions in Israel" and "Research and Development.)

THE TAX BENEFITS WE RECEIVE IN RESPECT OF OUR APPROVED ENTERPRISE PROGRAMS REQUIRE US TO MEET SEVERAL CONDITIONS AND MAY BE TERMINATED OR REDUCED IN THE FUTURE, WHICH MAY RESULT IN OUR BEING REQUIRED TO PAY INCREASED TAXES.

      The Investment Center of the Ministry of Industry, Trade and Labor has granted approved enterprise status to some investment programs at our manufacturing facilities. When we generate net income from approved enterprise programs, the portion of our income derived from these programs is exempt from tax for a period of two years and is subject to reduced tax for an additional five to eight years thereafter, depending on the percentage of our share capital held by non-Israelis. The benefits available to an approved enterprise program depend upon the fulfillment of conditions stipulated under applicable law and in the certificate of approval. If we fail to comply with these conditions, in whole or in part, we may be required to pay additional taxes for the period in which we benefited from the tax exemption or reduced tax rates and would likely be denied these benefits in the future. The amount by which our taxes would increase depends on the difference between the then-applicable tax rate for non-approved enterprises and the rate of tax, if any, that we would otherwise pay as an approved enterprise, and the amount of any taxable income that we may earn in the future. The applicable law regarding approved enterprise programs will expire on June 30, 2004. Accordingly, requests for new programs or expansions that are not approved on or before June 30, 2004 will not confer any tax benefits, unless the term of the law will be extended. If we are required to pay additional taxes, our business, financial condition and results of operation could be materially adversely affected.

OUR RESULTS OF OPERATIONS MAY BE NEGATIVELY AFFECTED BY THE OBLIGATION OF OUR PERSONNEL TO PERFORM MILITARY SERVICE.

      Most able-bodied male adult citizens and permanent residents of Israel, including many of our employees, are obligated to perform annual military reserve duty, which could accumulate annually from several days to up to two months in special cases and circumstances. The length of this reserve duty depends, among other factors, on an individual's age and position in the military. Additionally, these residents may be called to active duty at any time under emergency circumstances. Reserve duty may be increased as a result of an increased level of violence with the Palestinians or military conflict in the region. Our operations could be disrupted by the absence for a significant period of time of one or more of our executive officers or key employees due to military service. Any disruption in our operations due to loss of any of our key employees or a substantial number of our employees would harm our business.

PROVISIONS OF ISRAELI LAW COULD DELAY, PREVENT OR MAKE DIFFICULT A CHANGE OF CONTROL AND THEREFORE DEPRESS THE PRICE OF OUR SHARES.

      Israel's Companies Law generally requires that a merger be approved by the board of directors and a majority of the shares voting on the proposed merger. Unless a court rules otherwise, any merger will not be deemed approved if a majority of the shares held by parties other than the other party to the merger (or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party) vote against the merger. Upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy its obligations. Finally, a merger may not be completed unless at least 70 days have passed since the filing of the merger proposal with the Registrar of Companies in Israel.

      Also, in some circumstances an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 25% or 45% shareholder of the company (unless there is already a 25% or a majority shareholder of the company, respectively). If, as a result of an acquisition, the acquirer would hold more than 90% of a company's shares, the acquisition must be made by means of a tender offer for all of the shares. The restrictions described above could prevent or make more difficult an acquisition of us, which could depress our share price. (For additional details see Item 10 - "Additional Information" - "Articles of Association" under the caption "Anti-Takeover Provisions: Mergers and Acquisitions".)

OUR NON-COMPETITION AGREEMENTS WITH EMPLOYEES MAY NOT BE ENFORCEABLE. IF CERTAIN OF OUR EMPLOYEES LEAVE US AND JOINS A COMPETITOR, OUR COMPETITOR COULD BENEFIT FROM THE EXPERTISE OUR FORMER EMPLOYEES GAINED WHILE WORKING FOR US.

      Our non-competition agreements with employees in Israel prohibit these employees, under some circumstances, from directly competing with us or working for our competitors after termination of their employment with us. However, we may not be able to enforce these agreements especially with respect to non-senior management employees. Israeli courts have required employers seeking to enforce non-compete undertakings against former employees to demonstrate that the former employee breached an obligation to the employer and thereby caused harm to one of a limited number of legitimate interests of the employer recognized by the courts, such as the confidentiality of certain commercial information or a company's intellectual property or trade secrets. If we are unable to enforce any of these agreements, our competitors may employ our former employees and benefit from the expertise our former employees gained while working for us. We do not have non-competition agreements with many of our employees outside of Israel.

IT MAY BE DIFFICULT TO ENFORCE A U.S. JUDGMENT AGAINST US AND OUR OFFICERS AND DIRECTORS, TO ASSERT U.S. SECURITIES LAWS CLAIMS IN ISRAEL AND TO SERVE PROCESS ON SUBSTANTIALLY ALL OF OUR OFFICERS AND DIRECTORS.

      We are incorporated in Israel. All of our executive officers and most of our directors are not residents of the United States, and a substantial portion of our assets and the assets of these persons is located outside the United States. Therefore, it may be difficult to enforce a U.S. judgment based upon the civil liability provisions of the U.S. federal securities laws in an Israeli court or to effect service of process upon us and our officers and directors. Additionally, it may be difficult to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel.

RISKS RELATING TO THE MARKET FOR OUR ORDINARY SHARES

WE MAY BE CLASSIFIED AS A PASSIVE FOREIGN INVESTMENT COMPANY AND, AS A RESULT, OUR U.S. SHAREHOLDERS MAY SUFFER ADVERSE TAX CONSEQUENCES.

      Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to our U.S. shareholders, including having gains realized on the sale of our shares be treated as ordinary income, as opposed to capital gain, and having potentially punitive interest charges apply to such sale proceeds. A decline in the value of our ordinary shares may result in our becoming a PFIC. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares.

      We believe that we were not a PFIC in 2003. However, there can be no assurance that the U.S. Internal Revenue Service will not challenge the methodology we used in determining that we were not a PFIC in 2003. We currently expect that we will not be a PFIC in 2004. However, PFIC status is determined as of the end of the taxable year and depends on a number of factors, including the value of a corporation's assets and the amount and type of its gross income. Therefore, we cannot assure you that we will not become a PFIC for fiscal year

2004 or in any future year. (For a discussion of how we might be characterized as a PFIC and related tax consequences, see Item 10 - "Additional Information" - "Taxation" under the caption "U.S. Federal Income Tax Considerations.")

VOLATILITY OF THE MARKET PRICE OF OUR ORDINARY SHARES COULD ADVERSELY AFFECT US AND OUR SHAREHOLDERS.

      The market price for our shares has been and is likely to continue to be highly volatile. From the beginning of 2002 through the end of the first quarter of 2004, the reported high and low sales prices of our shares ranged from a low of $1.25 per share to a high of $9.00 per share. The market price of our shares could be subject to wide fluctuations in response to numerous factors, including the following:

      o actual or anticipated variations in our quarterly operating results and those of our publicly held competitors;

      o shortfalls in our operating results from levels forecast by securities analysts;

      o announcements by us or our competitors of technological innovations or new and enhanced products;

      o     announcements by us or our competitors of significant acquisitions;

      o other announcements concerning us, our major shareholders or our competitors;

      o     changes in pricing policies by us or our competitors;

      o     changes in the market valuations of our competitors;

      o     market conditions or trends in our industry;

      o political, economic and other developments in the State of Israel and world-wide;

      o entry into strategic partnerships or joint ventures by us or our competitors;

      o     additions or departures of key personnel; and

      o the general state of the securities market (particularly the technology sector).

      In addition, the stock market in general, and the market for Israeli and technology companies in particular, have been highly volatile. Many of these factors are beyond our control and may materially adversely affect the market price of our ordinary shares, regardless of our performance. Shareholders may not be able to resell their shares following periods of volatility because of the market's adverse reaction to such volatility and we may not be able to raise capital through an offering of securities. (For details of the high and low market price of our shares over recent years see Item 9 - "Offer and Listing" under the caption "Stock Price History".)




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

Major Business Developments since January 1, 2003

      Since the beginning of 2003, our core businesses have been operated through two divisions:

      o The Optical Networks Division (initially known as the Lightscape Optical Networks Division); and

      o The Broadband Access Division (initially known as the Inovia Broadband Access Division).

      Other current operations include the activities of our NGTS manufacturing unit, as well as minority interests in Veraz Networks Inc., ECtel Ltd. (NASDAQ:
ECTX) and in various small, primarily start-up, companies.

      In April 2003, we completed the sale to Alvarion Ltd of the operations of InnoWave ECI Wireless Systems Ltd., or InnoWave. InnoWave provided fixed wireless access solutions for the local subscriber loop. Accordingly InnoWave's activities have been reclassified as discontinued operations.

      In December 2003, we entered into a strategic agreement with Nortel Networks to deliver broadband access networking solutions intended to address the increasing global demand for multimedia and triple play services (voice, video and data). This agreement provides a framework for the two companies to engage cooperatively in sales and marketing activities that will leverage Nortel Networks global telecommunications experience with our industry-leading broadband access products and market presence.

      In March 2004, ECtel Ltd., then a majority-owned subsidiary of ECI, completed the sale of its government surveillance business to Verint Systems, Inc. for approximately $35 million in cash, pursuant to a definitive agreement announced in February 2004, under which ECtel undertook certain commitments to Verint. ECtel reported the results of operations of the government surveillance business as discontinued operations and, accordingly, our results, as reported herein, reflect the discontinuation of this business.

      On May 10, 2004, we distributed 7.6 million of our shares in ECtel Ltd. to our shareholders. Prior to the distribution, we held approximately 10.5 million, or 57.9%, of ECtel's shares. We now hold approximately 16.0% of ECtel's outstanding shares and will no longer consolidate ECtel`s results in our financial statements.

Acquisitions, Capital Expenditures and Divestitures since January 1, 2001

      Details of the principal businesses and interests acquired by us since January 1, 2001 are set out below:

o Acquisition by ECtel of Telrad Hawk Net-I Ltd. - In October 2001, ECtel Ltd. acquired all the outstanding shares of Telrad Hawk Net-I Ltd., or NetEye. NetEye was engaged in the research, development and marketing of real-time fraud detection and prevention solutions for IP and third generation networks. In consideration of the purchase, ECtel issued shares and warrants totalling $16.5 million. Our interest in ECtel was accordingly diluted and we recorded a gain of $4.7 million.

o Investment in Veraz Networks, Inc. - On December 31, 2002, pursuant to the terms of the agreement to combine the principal activities of our NGTS operations with those of NexVerse Networks, Inc., ECI invested $10 million in the renamed entity, Veraz Networks, Inc. (For additional details see Item 4 -

"Information on the Company" - "Business Overview" under the captions "NGTS Manufacturing Unit" and "Veraz Networks" and Item 10 - "Additional Information" -"Material Contracts" under the caption "Veraz Network Agreements".)

      Other items of principal capital expenditures during the last three years related to the purchase of equipment and other fixed assets. These expenses totaled $31.7 million in 2001, $11.8 million in 2002 and $11.3 million in 2003. We are currently in the process of implementing new ERP (enterprise resource planning) systems throughout our company, which is expected to go live shortly. This will involve a total capital expenditure of approximately $14 million, of which approximately $1.4 million was expended in 2003.

      Our principal capital divestitures since January 1, 2001 are as follows:

o Spin-off to AxONLink Inc. - In May 2001, we spun off a research and development group that developed optical access technology, to a newly-formed company, AxONLink Inc., which company is now in the process of liquidation.

o Sale of shares in TNN Networks Ltd. - In June 2001, we sold our interest in TNN Networks Ltd., or TNN, to Antorium Ltd., a corporation principally owned and managed by the management of TNN, for approximately $2.2 million, which consideration comprised a cash payment of $1.7 million and an approximate 24% interest, subsequently diluted, in T Soft Ltd. (sold in December 2002). TNN operated as an integrator of data networks and our interest was acquired upon the merger of Tadiran Telecommunications Ltd. with and into ECI in 1999.

o Sale of Business Systems Division - In November 2001, we sold our Business Systems division to a newly-formed company, Tadiran Business Systems Ltd., for $12.4 million, of which $11.0 million was paid in cash and the balance was payable over a two-year period.

o Transfer of ECI-IT Division - In December 2001, we transferred our Information Technology division, or ECI-IT, to Electronic Data Systems (E.D.S.) Israel Ltd., or EDS Israel, part of the worldwide EDS Group. At the same time, we entered into a five-year agreement (valued at approximately $80 million over the five-year period) to receive information technology outsourcing services from EDS Israel. All ECI-IT personnel were transferred to EDS Israel and all of its sub-contractor personnel were to be managed by EDS Israel.

o Sale of shares in ECtel Ltd. - In March 2002, pursuant to a share purchase agreement dated February 6, 2002, as amended, we sold 1,572,175 of our shares in ECtel to institutional investors in a private placement, for $22 million, which then reduced our interest in ECtel from approximately 68% to approximately 59%. (For certain details of the share purchase agreement in respect of this sale and the accompanying registration rights agreement, see Item 7 - "Major Shareholders and Related Party Transactions." under the caption "Related Party Transactions")

o Combination of NGTS activities with NexVerse Networks, Inc. - On December 31, 2002, we combined the principal activities of our NGTS operations with those of NexVerse Networks, Inc., or NexVerse, a privately held U.S. corporation, to form Veraz Networks, Inc. Immediately following the closing of the transaction, Veraz Networks, completed a planned $30 million round of financing, including an equity investment by ECI of $10 million. NGTS provided products that support IP telephony, as well as products intended to increase the transmission capacity of satellite communication, optical cables, microwave communications and coaxial cables. Part of the NGTS operations, including the digital circuit multiplexing equipment (DCME) manufacturing business, remains with ECI. ECI currently holds 43.2% of the voting rights in Veraz Networks (36.2% on a fully diluted basis). (For additional details see Item 4 - "Information on the Company" - "Business Overview" under the captions "NGTS Manufacturing Unit" and "Veraz Networks" and
Item 10 -- "Additional Information" - "Material Contract" under the caption "Veraz Networks Agreements".)

o Sale of InnoWave. - On April 1, 2003, we completed the sale of the operations of InnoWave to Alvarion Ltd., an Israeli company whose shares are traded on the Nasdaq National Market. The transaction was structured as a purchase of assets and assumption of liabilities. The value of the transaction was approximately $20 million consisting of the cash consideration paid to us by Alvarion of $9.1 million (of which $0.6 million was paid to certain key employees of InnoWave being transferred to Alvarion) and the cash balances of InnoWave at the date of closing, which were withdrawn by ECI. In addition, we received warrants to acquire 150,000 shares, net, in Alvarion, at an exercise price of $3 per share. (During the first quarter of 2004, we exercised all the warrants granted to us and sold the underlying Alvarion shares, which resulted in a net gain of approximately $1.5 million.) The debt associated with the sale by InnoWave of fixed wireless equipment to GVT remained with ECI. (For additional details regarding InnoWave and this transaction, see Item 4 - "Information on the Company" - "Business Overview" under the caption "Discontinued Operations" and
Item 10 -- "Additional Information" - "Material Contracts" under the caption "InnoWave Agreement". For details of the GVT transaction, see Item 7 - "Major Shareholders and Related Party Transactions" under the caption "Related Party Transactions".)

o Spin-off of Celtro - In September 2003, we spun off our Celtro business unit, to a U.S. corporation, Celtro Inc., newly formed by several venture capital funds. ECI holds an approximate 17% interest (15% on a fully diluted basis) in the new corporation.

o Transfer of remaining interest in ECI Telecom B.V. - In September 2003, we transferred, as the second stage of a management buyout, our remaining 49% interest in ECI Telecom B.V., a Dutch company that serviced ECI's discontinued Telematics products.

o Sale of ECtel's Government Surveillance Business - In March 2004, ECtel Ltd., then a subsidiary of ECI, completed the sale of its government surveillance business to Verint Systems Inc. for approximately $35 million in cash, pursuant to a definitive agreement announced in February 2004. According to the terms of the transaction, ECtel transferred to Verint various assets and liabilities relating to the said business. Most of the employees of the transferred business joined Verint at closing. In connection with the transaction, the parties entered into several agreements that addressed the transition of the business to Verint and the future allocation of relevant technologies and other assets and liabilities.

o Distribution of Shares of ECtel - On May 10, 2004, we distributed 7.6 million of our shares in ECtel Ltd. to our shareholders, reducing our holding in ECtel from 57.9% to 16.0%.

BUSINESS OVERVIEW

OUR COMPANY

      We provide network and access solutions for digital telecommunications networks. We design, develop, manufacture, market and support digital telecommunications solutions for evolving services, including voice, data, video and multimedia, and converging networks. Our products and platforms are designed to create and manage bandwidth, maximize revenues for network operators, reduce operating expenses, expand capacity, improve performance and enable new revenue-producing services. Our equipment supports traffic on more than 500 service networks in over 145 countries.

      We operate primarily through two divisions: the Optical Networks Division and the Broadband Access Division. In addition, we have interests in a number of companies, primarily in the areas of next generation telephony solutions (Veraz Networks) and telecommunications revenue assurance solutions (ECtel).

INDUSTRY BACKGROUND

      Telecommunications services are provided by a variety of companies around the world. Typically, telecommunication networks are comprised of three main parts: the long distance (or core) network, the metropolitan (or metro) network and the local access network. Transmission services on the local access network are provided through a subscriber loop, traditionally consisting of copper twisted-pair wire. Local loop access may also be based on wireless radio, coaxial cable or fiber optic cable. The local loop connects a subscriber to the local exchange where switching equipment routes communications across metropolitan and long distance transmission links. Transmission services on the core or metro networks are provided through fiber optic transmission systems.

      During the 1990s, there was an emergence of new technologies and significant growth in telecommunications services such as data communication, facsimile traffic, cellular telephones and the Internet. The increased demand for new services and increased transmission capacity has been satisfied. Telecommunications service providers have developed fiber optic-based network architectures, which have substantially increased network capacities with reduced costs. New protocols and switching platforms provide substantially higher transmission capacity, flexibility and broadband capabilities. In the access network, the copper-based local loop has been enhanced by implementing various digital subscriber loop technologies. This enhancement permits the provision of a broader range of voice, data and video services, such as faster access to the Internet and sufficient broadband transmission capacity for these services. Fiber optic-based networks combined with existing copper lines in the last mile to subscribers have become cost-effective in the local access networks, and they provide infrastructure for new services. In addition to increasing demand for bandwidth and new services, the telecommunications market is currently characterized by the convergence of voice and data services. This creates the need for access platforms that provide more than one service and more complex network management capability

      During the mid 1990s, deregulation, growth in mobile telephony and Internet usage, as well as the abundance of available capital, contributed to dramatic growth in the telecommunications industry. This growth attracted a significant number of new service providers and equipment suppliers. It also caused incumbent service providers to accelerate their investments. Many service providers significantly increased their debt in order to expand their network capacity, enter new markets and acquire other businesses. As a result of this over-investment, towards the end of 2000, the industry faced an oversupply of capacity in core networks. This led to a crisis in the industry, including increased competition and declining prices. Several major telecommunication service providers, such as MCI Worldcom and Global Crossing, failed or suspended operations pending restructuring, as did many new and small service providers, and equipment vendors were forced to cut back significantly on their workforce, as a result of reduced revenues.

      After an almost three-year period of crisis in the telecommunications industry, the market appears to have stabilized and has begun to show some signs of growth in the first half of 2004. Growth is particularly evident in emerging markets such as Russia, the Ukraine and India, where ECI has been especially active. While the trends are positive, we cannot assure you that positive indicators will continue.

OUR OPERATIONS

OPTICAL NETWORKS DIVISION

General

      Our Optical Networks Division was formed at the beginning of 2003 by combining our Lightscape Network operations with our Enavis Network operations. Initially, in 2003, the division was known as the Lightscape Optical Networks Division.

      Our Optical Networks Division offers two principal product lines: optical network systems (previously the product line of Lightscape) and bandwidth management solutions (previously the product line of Enavis).

      Our optical network systems provide telecommunications service providers with intelligent and flexible high-density, data-aware optical solutions for the metro access, metro core and regional networks. This product line enables end-to-end transport of voice and data circuits from the user's premises to high-capacity optical backbones, supports the process of streamlining the use of optical networks and allows telecommunications service providers to offer additional services with greater efficiency.

      Our bandwidth management solutions consist of digital cross-connect products, which enable end-to-end bandwidth management of global data and voice communications networks. Digital cross-connects allow telecommunications service providers to enhance the efficiency of bandwidth usage across their transport networks, converting the raw bandwidth provided by optical equipment into differentiated telecommunications services. The main application of our cross-connect products is global gateways, seamlessly interconnecting networks operating on different protocols between North America and Europe as well as Asia-Pacific and Latin America.

      In 2003, our Optical Networks Division generated sales of $177.7 million.

Products

      Following is a description of our optical network systems and bandwidth management solutions:

--------------------- ----------------------- -----------------------------------------------------------------------
    APPLICATION              PRODUCT                                       DESCRIPTION
--------------------- ----------------------- -----------------------------------------------------------------------
      OPTICAL                  XDM(R)         A Multi-service Provisioning Platform (or MSPP) that consolidates
      NETWORK                                 key network technologies in a modular build-as-you-grow infrastructure,
      PRODUCTS                                including Ethernet Layer 1 and Layer 2, SDH/SONET, CWDM and DWDM.
                                              The XDM's converged design allows for increased capacity, cost savings and ease of integration.
                      ----------------------- -----------------------------------------------------------------------
                             SYNCOM(TM)       SDH multiplexing equipment. Provides transmission of network traffic.
                                              Addresses the needs of metropolitan, regional and backbone networks.
                                              Transmission capacity ranges from STM-1 to STM-16 levels and is completely modular for easy scalability.
                      ----------------------- -----------------------------------------------------------------------
                          Micro SDM-1(TM)     A miniature, multi-purpose 155 Mbit/s add and drop multiplexer with full cross-connect and interfacing with a variety of traffic.  The size of a laptop computer, the Micro SDM-1 is intended for customer premises, Central Offices, and indoor or outdoor street cabinets. An efficient STM-1 multiplexer for cellular operators.
                      ----------------------- -----------------------------------------------------------------------
                            BroadGate(TM)     Includes network termination (NT) products, the Micro SDM(TM)-1 product, IP L2 access solutions and SAN solutions. The NT products are designed to enable network operators to roll out a full range of narrow, wide, and broadband services (including IP, video, voice and
                                              ATM) over their existing fiber networks. The NT products are intended to enable the delivery of a range of services directly to the subscribers'
                                              premises and are designed to work with any standard SDH network.
                      ----------------------- -----------------------------------------------------------------------

--------------------- ----------------------- -----------------------------------------------------------------------
    APPLICATION              PRODUCT                                       DESCRIPTION
--------------------- ----------------------- -----------------------------------------------------------------------
                            LightSoft(TM)     Helps a service provider realize the full potential of its optical
                               Network        and SDH network through integrated network-wide management. Within
                              Management      one integrated management system, LightSoft(TM) enables a customer
                               Solution       to control all the network elements described above and obtain a complete view of the network at a glance. The main advantage of the LightSoft(TM) is its ability to provide network-wide, automatic, end-to-end service that can be integrated into customers' transport networks due to ECI's open management architectures and interfaces.
--------------------- ----------------------- -----------------------------------------------------------------------
                             T::DAX(R)        A high-capacity TDM multi-service cross-connect system that provides
                                              All-Band(TM) (super-broadband, broadband, wideband and narrowband)
                                              bandwidth management on a single platform. Supports North American
                                              Async/SONET and European PDH/SDH standards, and allows seamless
     BANDWIDTH                                migration to IP- and ATM-based backbones.  Aggregates, cross-connects
    MANAGEMENT                                and manages traffic from 2.5 gbps down to 64 kbps.  Allows global and
     PRODUCTS                                 international service providers to simplify their networks by flexibly and transparently transmitting signals across continents and standards while managing end-to-end global trunks.
                      ----------------------- -----------------------------------------------------------------------
                             T::MSA(TM)       A multi-service edge aggregation platform. Integrates the all-band traffic grooming of the T::DAX(TM) with frame relay switching, IP routing and ATM interworking into a single platform on the edge of the network. Enables carriers to manage multiple types of voice and data services and answers the emerging need for a data-aware aggregation platform at the edge of the network.
                      ----------------------- -----------------------------------------------------------------------
                             T::NMS(TM)       An element and network management system designed to configure, manage and control each of our bandwidth management hardware elements and the networks of which these elements are comprised.  Uses an intuitive graphical user interface with drag-and-drop functionality and provides network managers with fault, configuration,
                                              administration, performance and security management functions for our entire bandwidth management product line.  Manages seamless data/TDM provisioning and provides carriers with end-to-end provisioning capabilities.  Fully scalable and enables operators to utilize our bandwidth management products to their fullest potential.
--------------------- ----------------------- -----------------------------------------------------------------------


BROADBAND ACCESS DIVISION

General

      Our Broadband Access Division (formerly known as the Inovia Broadband Access Division) operated from the end of 2000 through 2002 as Inovia Telecoms. It develops, manufactures, markets and sells innovative access products that enable telecommunications service providers to mass deploy broadband networks and offer a variety of new advanced services. This division's solutions enable telecommunications service providers to enhance their local loop usage, performance and efficiency. In addition, these solutions increase line capacity and facilitate advanced services on existing infrastructure.

      Our broadband access solutions address the use of copper telephone wire and fiber to provide voice, data, and video services at multi-megabyte-per-second speeds. In addition, our product lines include narrowband access products that can be used to increase the capacity and improve the performance of standard telephone lines.

      Over the last three years, market trends have pointed to a significant rise in demand for broadband access products, as telecommunications service providers around the world have viewed xDSL technologies as a means for boosting revenues while leveraging their existing investment in the copper infrastructure. In addition, these service providers have viewed fiber technology as a means to compete with the cable-based service providers. Our products in this category respond to these needs by providing customers with the opportunity for increased revenues while emphasizing the low cost of ownership inherent in our broadband access product line.

      In 2003, our Broadband Access Division generated revenues of $182.3 million.

Products

      The Broadband Access Division's current product line comprises the following:

--------------------- ----------------------- ------------------------------------------------------------------------
    APPLICATION              PRODUCT                                        DESCRIPTION
--------------------- ----------------------- ------------------------------------------------------------------------
                            Hi-FOCuS 4        Multi-Service Access Gateway, or MSAG, for Central Office installations.
                                              High-end form of a DSLAM that supports xDSL as well as optical access technologies including point-to-point and point-to-multi-point. Includes broadband aggregation capabilities for optimizing broadband access networks, as well as integrated Voice over Broadband capabilities.
                      ----------------------- ------------------------------------------------------------------------
                             SAM 480          MSAG for Central Office installations. Supports optical access technologies including PON. Includes broadband aggregation capabilities for optimizing broadband access networks, as well as integrated Voice over Broadband capabilities.
                      ----------------------- ------------------------------------------------------------------------
       BROADBAND            B-FOCuS(TM)       Customer Premises xDSL Equipment, or CPEs, for residential and SOHO
        ACCESS                                installations. Includes CPEs for all the xDSL and fiber technologies
       PRODUCTS                               supported by the Hi-FOCuS platforms described
                      ----------------------- ------------------------------------------------------------------------
                            MiniRAM(TM)       Remote MSAG for street cabinet installations. Includes a large variety of both basic and extension units for multiple xDSL technologies.
                      ----------------------- ------------------------------------------------------------------------
                             FlexRAM(R)       Mid-size MSAG for street cabinet installations. Supports video, voice and data applications over multiple xDSL technologies.
                      ----------------------- ------------------------------------------------------------------------
                                OPS           Advanced management system.  Enables operators to monitor, configure and control the Broadband Access Division's range of solutions in the access network.
--------------------- ----------------------- ------------------------------------------------------------------------
 NARROWBAND ACCESS        PCMTM Products      Pair-Gain products that convert the analog local loop lines to a digital
      PRODUCTS                                format to increase line capacity and improve transmission quality.
                      ----------------------- ------------------------------------------------------------------------
                             ExLine2          Product family is based on leased lines and E1 line extensions, using
                                              HDSL and G.SHDSL technologies to extend the reach of E1 services over
                                              1/2/3 copper pairs.
--------------------- ----------------------- ------------------------------------------------------------------------

MANUFACTURING

      Most of the products of the Optical Networks Division and the Broadband Access Division are manufactured by our manufacturing units in Israel, primarily at our plants in Ofakim and Kiryat Shmona. We subcontract a part of our manufacturing to manufacturers in Israel and Southeast Asia, mainly for the Broadband Access Division. Final integration, testing and assembly of the products of the Optical Networks Division is generally carried out at our facility in Petah Tikva. The Broadband Access Division generally performs its final integration, testing and assembly at our facility in Jerusalem. In addition, our NGTS manufacturing unit manufactures some products for Veraz Networks and, to a lesser extent, ECtel and Celtro. (See below in this Item, under the caption "Other Operations of ECI" - "NGTS Manufacturing Unit".)

      The manufacture of most of the electrical modules for our bandwidth management products is outsourced to Sanmina/SCI, a global contract manufacturer. Sanmina/SCI purchases the raw materials, assembles the printed circuit boards (PCBs) and tests them, based on the purchase orders. In addition, we have agreements with subcontractors who manufacture parts and subassemblies for our bandwidth management systems. Our subcontractors, as well as our contract manufacturers, are subject to strict quality inspection standards that include certification procedures and audits.

      We are ISO 9001 and ISO 14001 certified. These standards, developed by the International Organization of Standards (ISO), are the most widely recognized quality standards. ISO 9001 relates to "Quality Management," and ISO 14001 relates to "Environmental Management." In Israel, certifications are awarded by Standard Institute of Israel (SII), on behalf of the International Certification Network (IQNet).

SALES AND MARKETING

      Our products are sold primarily by our international sales force located in our offices located around the world. In some markets, sales are handled by local agents and resellers. The direct sales force targets service providers in Western Europe, Israel, Asia-Pacific and North and South America.

      Sales and marketing in China is conducted through our partly-owned Chinese subsidiary. In Israel, the bandwidth management products are sold to Bezeq (Israel's incumbent local exchange carrier) through a local value-added reseller. In Korea, the bandwidth management products are sold to an original equipment manufacturer, which sells such products under its own name.

      Our main marketing efforts include:

      o building market awareness and acceptance of our brand and our products;

      o     demonstrating our products' features that fulfill customers' needs;

      o     establishing partnerships and joint ventures;

      o participating in trade shows, technical conferences and standards forums;

      o     preparing and developing sales tools and conducting market research;
            and

      o     sales force training.

      In addition to our sales representatives, we employ skilled pre- and post-sales teams that support the selling process and customers from the pre-sale stage (trials, tenders and homologations) to the post-sale stage in which we help our customers to implement the equipment in their networks and provide technical or logistical support.

      In December 2003, we signed a strategic relationship agreement with Nortel Networks focused on the broadband markets. The agreement provides a framework for us and Nortel to engage in cooperative sales and marketing activities in various broadband access markets. We expect to leverage Nortel's global communications experience with our broadband access products and market presence.

CUSTOMERS

      Our Optical Networks Division has a relatively wide customer base. The customers for our optical networks products range from telephone carriers (known as PTTs) to cellular operators, CLECs (Competitive Local Exchange Carriers), ILECs (Incumbent Local Exchange Carriers) and utilities (electricity, gas and railway) operators throughout Europe, Asia-Pacific and North America. The customers for our bandwidth management products include inter-exchange carriers, international carriers, CLECs and ILECs, as well as global, wireless and Internet providers. As of December 2003, the Optical Networks Division had approximately 300 customers worldwide, primarily in Europe, East Asia and South America for optical network products, and North America and Korea for bandwidth management products.

      The customers of our Broadband Access Division are principally ILECs. In 2003, the two major customers of our Broadband Access Division were Deutsche Telekom AG and France Telecom, who together accounted for approximately 58% of its revenues.

SERVICE AND CUSTOMER SUPPORT

      Our Optical Networks Division supplies post-sale support, including delivery, installation, training, spare parts, technical support and maintenance as part of a warranty and service agreement (for both hardware and software). It offers a wide range of implementation and support services. Telephonic support is available 24 hours a day, seven days a week.

      Our Broadband Access Division offers a wide variety of services and support, starting with telephone-based support, on-site support, network planning, assistance for advanced service networks, network planning consultation, network management, training courses offered at our worldwide offices and centers and at customers' facilities, repair and upgrades and testing services. Furthermore, the Broadband Access Division provides installation and commissioning of its products with the assistance of a network of partnerships with locally-based vendors.

RESEARCH AND DEVELOPMENT

      Our Optical Networks Division focuses its research and development efforts on enhancing its IP L2 and ATM products to establish a stronger market presence in the optical network market.

      Our Broadband Access Division focuses its research and development efforts on developing new Hi-FOCuS versions to further increase the density of the MSAG platforms, as well as the capability to support enhanced services. These efforts include adding more wire-line and fiber technologies, network features and technological advancements to provide its customers with more services and applications mainly in the fields of voice and video (such as VoIP, interactive video, video on demand and video broadcast).

COMPETITION

      With respect to the products of our Optical Networks Division, we compete in a highly competitive market with large vendors such as Alcatel, Huawei, Lucent, Marconi, Nortel, Siemens and Tellabs, as well as smaller vendors such as Ciena.

      As regards the Broadband Access Division, we face competition in the rapidly evolving broadband access market both from multi-product vendors, such as Alcatel, Huawei, Lucent, Marconi, NEC, Nokia, Samsung, Siemens, UTStarcom and ZTE, and from single-product companies, such as AFC (recently acquired by Tellabs), Calix, Paradyne and Zhone. In the narrowband access market, our competitors include Alcatel, Ericsson, Elcon, Intracom, Schmit, Siemens and Telspec.

OUR OTHER OPERATIONS

NGTS MANUFACTURING UNIT

      Until December 31, 2002, our NGTS operations were one of our principal wholly-owned operations, although not considered part of our core businesses. On December 31, 2002, we combined the principal activities of our NGTS operations with a third party to form Veraz Networks, Inc. and in which we hold a substantial minority interest. (See below in this Item, under the caption "Veraz Networks".)

      The intellectual property ownership of NGTS's digital circuit multiplexing equipment (DCME) business remained with us. Under an exclusive manufacturing and distribution arrangement between us and Veraz Networks, we, through our NGTS manufacturing unit, continue to manufacture DCME systems for sale to Veraz Networks, which has exclusive, world-wide distribution rights for such systems.

      DCME systems simultaneously compress toll quality voice, fax, voice band data, native data, and signaling. The system improves transmission media efficiency and helps achieve maximum bandwidth utilization and guaranteed QoS provision of traffic payloads.

      The technology developed by us for our DCME product line is also used by ECtel and Celtro (under various licensing agreements). Our NGTS manufacturing unit supplies these companies with certain DCME components and assembles certain of such companies' products. In addition, our NGTS manufacturing unit is a full turnkey manufacturer of Celtro and ECtel products and of VoIP products for Veraz Networks.

      In coordination with our NGTS manufacturing unit, Veraz Networks has undertaken limited research and development and engineering efforts to tailor DCME products to some customers' needs and to improve product manufacturability. Our NGTS manufacturing unit also provides repair services for certain DCME and other products on behalf of Veraz Networks.

QUALITECH EXPERTS

      The QualiTech Experts unit within ECI consists of approximately 50 engineers and technicians who provide a variety of quality and technology services for the hi-tech electronics industry. QualiTech's scope of services includes quality and technology services in the areas of: compliance engineering and test laboratories (EMC and Safety, HALT and HASS, environmental); test equipment calibration; reliability engineering; quality information; PCB layout design; components engineering; procedures and audits (ISO 9001; ISO 14001; and ISO 17025 - test laboratory); mechanical design; technology information; software technologies and business processes.

OTHER INTERESTS OF ECI

VERAZ NETWORKS

General

      On December 31, 2002, we combined the principal activities of our NGTS operations with NexVerse Networks, Inc., a privately held U.S. corporation, which was renamed Veraz Networks, Inc. After our contribution and other investments in Veraz Networks, we hold 43.2% of the outstanding voting rights in Veraz Networks (or 33.9% on a fully diluted basis). Veraz Networks (which also operates through a wholly-owned Israel subsidiary, Veraz Networks Ltd.) designs, markets and sells carrier-class packet telephony solutions. These solutions help telecommunications service providers to establish the carrier-class new voice infrastructure necessary to provide toll quality, large scale, international and national, IP telephony services, including voice, fax, and voice band data traffic. In addition to its packet telephony products, Veraz Networks develops, sells and supports legacy voice compression solutions, with more than 11,000 traffic compression systems installed in 140 countries.

      Under an exclusive manufacturing and distribution arrangement between Veraz Networks and us, we manufacture DCME legacy voice compression systems for sale to Veraz Networks, which has exclusive, world-wide distribution rights for these systems. We continue to own the intellectual property of the DCME product line.

      NexVerse Networks, Inc., incorporated in October 2001 with offices in San Jose, California, was funded by venture capital investors. It designed, developed and marketed the ControlSwitch, based upon technology originally developed by IPVerse.

      As of December 31, 2003, Veraz Networks employed 257 persons worldwide.

Products

      Following is a description of Veraz Networks' IP telephony products and bandwith optimization products:

--------------------- ----------------------- ------------------------------------------------------------------------
    APPLICATION              PRODUCT                                        DESCRIPTION
--------------------- ----------------------- ------------------------------------------------------------------------
                               Veraz          An open softswitch platform enabling the delivery of new converged
                           ControlSwitch      voice-data services over next-generation packet-based wireline and wireless networks.  The ControlSwitch acts as an operating system for the new public network to empower service providers rapidly to deploy
    IP TELEPHONY                              multi-vendor solutions for new, revenue-generating services.  The
      PRODUCTS                                ControlSwitch's ability to support multiple applications - both traditional toll/tandem and local voice services, as well as new, converged voice/data services on the same platform allows service providers to solve, cost-effectively, current network challenges.
                      ----------------------- ------------------------------------------------------------------------
                          I-Gate 4000 -       Media gateways designed to establish the carrier-class new voice
                          Media Gateway       infrastructure necessary to provide toll quality, large scale, Gateway
                              and             reliable, international and national, IP telephony services. Supports
                         I-Gate 4000Pro       and the most recent VoIP protocols and accommodates signaling functionality such as second layer termination for ISDN and SS7.
--------------------- ----------------------- ------------------------------------------------------------------------
                          DTX-600 - High      A high-capacity (up to 480 concurrent calls) multi-service, multi-rate
                             Capacity         voice and voice-band-data compression system (up to 20:1 voice compression),
                        Network/Bandwidth     designed to serve as a network optimizer platform in diverse network
    DCME                     Optimizer        applications and end-user environments. Simultaneously compresses toll
  (BANDWIDTH                                  quality voice, fax, voice band data (VBD), native data (e.g. V.35),
  OPTIMIZATION)                               and signaling.
   PRODUCTS
                      ----------------------- ------------------------------------------------------------------------
                           DTX-360 - High     Accepts up to 360 trunk channels, carrying 64 kbit/s signals of speech,
                             Gain DCME        data, VBD and inter-exchange signaling types, and compresses them at a ratio of up to 1:10.
--------------------- ----------------------- ------------------------------------------------------------------------


Manufacturing

      It is Veraz Networks' policy to outsource its manufacturing to turn-key manufacturers. Currently all the manufacturing of its products is performed through a turnkey subcontracting agreement with us. Veraz Networks is supporting us in the design of the integration tools and procedures. Veraz Networks Ltd. is ISO 9001 certified.

Sales, Marketing and Customer Support

      Veraz Networks markets and sells its telecommunications equipment primarily through its direct sales force. It also sells through our offices in some Western European and Asian Pacific markets. Veraz Networks' sales force targets telecommunications service providers in North, Central and South America, Europe, the Asia Pacific region and Israel. In markets where Veraz Networks does not have a direct sales presence, Veraz Networks also sells through agents and resellers that target telecom carriers in those territories.

      Veraz Networks' global sales and marketing are directed from the United States with an international marketing group located in Israel. Sales to Central and South America, most of Africa, as well as some Asian countries are run out of the United States. Sales to other parts of the world are directed out of Israel. Veraz Networks offers a wide variety of services and support to its customers.

Research and Development

      Veraz Networks' research and development activity is located at three facilities, in Petah Tikva, Israel, in San Jose, California and in Pune, India. The group in Petah Tikva is mainly concentrated in the development of the carrier grade VoIP gateway products, as well a limited research and development of DCME (tailoring it to customer needs). The group in California provides research and development for the ControlSwitch. The research and development group in Pune, India, develops automated test tools and VoIP services. Veraz Networks currently focuses its research and development efforts on VoIP telephony technology including TDM transmission technology, compression technology and embedded software technology, and signaling and routing services. These technologies are applicable for the VoIP as well as for other bandwidth optimization markets.

Customers

      Veraz Networks' customers include international competitive and incumbent carriers, global carriers, Internet service providers and competitive local carriers. Veraz Networks has approximately 700 customers including operators located throughout the world.

Competition

      Direct competitors include Alcatel, Cisco Systems, Clarent, Lucent, Nortel Networks, Siemens, Sonus, Telica and other IP telephony solutions vendors. Each one of these competitors offers a complete solution for VoIP that includes access and trunking media-gateways, soft switches and application enabling platforms.

      Lucent, Nortel Networks and Siemens, major PSTN switch vendors, offer VoIP solutions that leverage their PSTN switches installed-base and their long lasting relationships with carriers. Cisco Systems, Sonus and Telica, without a PSTN-switches market to protect, offer originally manufactured VoIP solutions. These companies operate partnership programs that enable them to work with third parties' application servers, soft switches and access/trunking gateways.

ECTEL LTD.

      ECtel (Nasdaq: ECTX) develops and markets revenue assurance solutions for circuit-switched and packet-switched wireline and wireless networks. These solutions equip telecommunications service providers with comprehensive data gathering and analysis capabilities to improve their operational efficiency and profitability by detecting and preventing fraud, monitoring the quality of service over their networks and supporting billing assurance, including mediation functions or interconnection arrangements, and monitoring the quality of service over their networks.

      ECtel was formed on April 4, 1990 as our wholly-owned subsidiary. In October 1999, ECtel completed an initial public offering, and its shares are listed on the Nasdaq Stock Market under the symbol "ECTX". On May 10, 2004, we distributed 7.6 million of our shares in ECtel to our shareholders, reducing our beneficial ownership in ECtel from 57.9% to 16.0% and, as a result, will no longer consolidate ECtel's results in our financial statements.

      In March 2004, ECtel completed the sale of its government surveillance business to Verint Systems, Inc. for approximately $35 million in cash and undertook certain commitments to Verint. The results of the operations of such business are treated as discontinued operations.

      In 2003, ECtel had sales of approximately $28.9 million (excluding sales of its discontinued government surveillance business).

CELTRO, INC.

      Celtro, Inc. is a U.S. corporation, in which we have an approximately 17% interest (15% on a fully-diluted basis), formed in September 2003 to acquire our Celtro business unit. Celtro specializes in the development, manufacture and marketing of innovative technologies designed to help cellular operators maximize utilization of their mobile network infrastructure. It has developed the DynaMate(R) (Dynamic Mobile Access Transmission Expander), a cost-efficient and feature-scalable optimization solution for the backhaul of GSM cellular networks.


      In addition, we have minority interests in several other small companies, as well as a number of venture capital funds.


DISCONTINUED OPERATIONS

InnoWave ECI Wireless Systems Ltd.

      During 2002, we announced our intention to sell the operations of InnoWave, which was a wholly-owned subsidiary of ECI, and accordingly InnoWave's activities were reclassified as discontinued operations. In February 2003, we signed an agreement for the sale of InnoWave's operations to Alvarion Ltd. (Nasdaq: ALVR), which sale was completed on April 1, 2003. (For additional details regarding the sale of InnoWave see Item 10 - "Additional Information" -"Material Contracts" under the caption "InnoWave Agreement".)

      InnoWave was formed on January 1, 1998 as a subsidiary of Tadiran Telecommunications Ltd., or TTL, which was acquired by, and merged with, ECI in 1999. At the time of the sale of its operations, InnoWave had 208 employees worldwide.

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

ECtel's Surveillance Solutions Business

      In March, 2004, ECtel, then a majority-held subsidiary of ECI, sold its government surveillance solutions business to Verint Systems for approximately $35 million in cash. ECtel reports the results of operations of the government surveillance business as discontinued operations and, accordingly, our results, as reported herein, reflect the discontinuation of this business.

      ECtel's surveillance solutions enabled governmental agencies to perform real-time, comprehensive surveillance on telecommunications networks.


CERTAIN OTHER FORMER OPERATIONS

INS (Integrated Network Solutions) Business Unit of ECI, or INS

      Until ceasing operations at the end of 2003, INS was an in-house system integrator dedicated to providing complete and customized communication network solutions. INS combined ECI's line of products and services with the products and services of original equipment manufacturer suppliers. It had the capability to integrate a wide variety of products, technologies, applications and tailored solutions, including: digital video distribution solutions; transport network solutions; access solutions; wireless communication; data networking/Internet; and revenue generation and protection. In 2002, INS completed its principal project for ntl Telecommunications in Australia, the first phase of the construction and project management of a digital distribution and telecommunications network covering New South Wales, Queensland and Victoria.

ECI-IT Division

      On December 31 2001, we transferred our Information Technology division, or ECI-IT, to EDS Israel, part of the worldwide EDS Group. At the same time, we entered into a five-year agreement (valued at approximately $80 million over the five-year period) to receive information technology outsourcing services from EDS Israel. All ECI-IT personnel were transferred to EDS and all of its sub-contractor personnel were to be managed by EDS.

ECI Business Systems

      In November 2001, we sold our Business Systems division to a newly-formed company, Tadiran Business Systems Ltd. Business Systems was originally operated as part of TTL and was merged into ECI as a result of the merger with TTL. (See above - "Information on the Company - History and Development of the Company".)


BREAKDOWN OF REVENUES

      For a breakdown of revenues by geographic markets, and details of revenues and certain other data from our financial statements with a breakdown according to the principal operations, for the fiscal years 2001 through 2003, see Item 5 below, "Operating and Financial Review and Prospects - Results of Operations".


INTELLECTUAL PROPERTY & PROPRIETARY RIGHTS

      Our success depends to a significant degree upon the preservation and protection of our products and manufacturing process designs and other proprietary technology. To protect our proprietary technology, we generally limit access to our technology, treat portions of our technology as trade secrets and obtain confidentiality or non-disclosure agreements from persons with access to our technology. Our full-time employees are generally required to sign standard confidentiality agreements. These agreements prohibit employees from disclosing our confidential information, technology developments and business practices and from disclosing any confidential information entrusted to us by other parties. All of our consultants who have access to our confidential information have signed an agreement requiring them to keep confidential and not disclose our non-public, confidential information.

      We have applied for approximately 400 patents in the United States, Europe, Latin America, Asia and Israel, of which approximately 90 have been granted. Our patent applications include patents for technology relating to transmission (including wideband cross-connect, narrowband server and inverse multiplexer), SONET/SDH, ATM, xDSL, IP implementation, optical networks and equipment, network management services (including algorithms and protocols) and hardware for power supply sequences.

      We are currently preparing several other patent applications, which we intend to file in the future. We cannot give any assurance that any patents sought by us will be approved, or that if issued, those patents will not be challenged, and if such challenges are brought that those patents will not be invalidated. We plan to continue to pursue intellectual property protection in foreign countries, in instances where the technology covered is considered important enough to justify the added expense.

      We also rely on protection available under trademark law. We have approximately 200 live trademark applications for over 50 different trademarks to be registered in various locations, of which approximately 130 are registered. We are currently preparing several other trademark applications, which we intend to file in the future.


GOVERNMENT REGULATIONS

      We receive grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor for research and development programs. We also receive tax benefits under Israeli law for capital investments that are designated as "approved enterprises." Our participation in these programs is subject to our compliance with certain conditions and imposes certain restrictions upon us. (For a description of the Office of the Chief Scientist and tax benefits for approved enterprises, see Item 5 - "Operating and Financial Review and Prospects" under the captions "Research and Development" and "Grants from the Israeli Office of the Chief Scientist" and "Item 10 - Additional Information" under the caption "Israeli Tax Consideration and Government Programs".)

ORGANIZATIONAL STRUCTURE

      ECI Telecom Ltd. is part of a group of which it is the parent company. It has a number of subsidiaries worldwide.

      Following the distribution on May 10, 2004 of 7.6 million of our shares in ECtel Ltd., we no longer have any significant subsidiaries in Israel.

      Outside Israel, we have a number of regional subsidiaries (held directly or through intermediary companies), whose activities consist primarily of sales, marketing and customer support. The most significant of these are the following subsidiaries, all wholly-owned:

      o     ECI Telecom GmbH (incorporated in Germany);

      o     ECI Telecom France S.A.R.L. (incorporated in France);

      o     ECI Telecom (UK) Limited (incorporated in the United Kingdom); and

      o     ECI Telecom, Inc. (incorporated in the United States).

      We have minority interests in a number of companies in addition to ECtel, the most significant of these is Veraz Networks, Inc., a Delaware corporation, whose wholly-owned subsidiary, Veraz Networks Ltd., is incorporated in Israel.

      (See also the list of subsidiaries appended to this annual report as Exhibit 8.1 in Item 19.)

PROPERTY, PLANTS AND EQUIPMENT

      We conduct most of our research, development, engineering, management and administrative activities at our principal facilities in Petah Tikva, Israel, situated just to the east of Tel Aviv. Our manufacturing takes place elsewhere in Israel, at facilities situated in Ofakim and Kiryat Shmona. Integration and assembly is carried out by us in at these facilities, as well as in Petah Tikva and at our facilities in Jerusalem. We also utilize some outsourcing manufacturing outside Israel.

      The following table sets forth details regarding our current owned and leased property:

                                                                  Square Feet
Property owned by us
      Petah Tikva facilities                                        330,000
      Jerusalem facilities                                           83,000
      Clearwater, Florida facilities (1)                             80,000
      Parking lot in Petah Tikva                                    300,000

Property leased to us
      Petah Tikva facilities                                        325,000(2)
      Other facilities in Israel                                    220,000(3)
      Facilities outside Israel                                     300,000(4)


-----------------------------

(1) Leased to a third party and in the process of being sold. Includes 16,000 square feet of warehouse space.

(2)   Excludes part leased to a third party.

(3)   Includes 130,000 square feet of warehouse space.

(4) Excludes property leased to third parties. The largest of these facilities are in Fort Lauderdale, Florida (approximately 48,000 square feet, but shortly to be reduced to approximately 25,000 square feet) and Basingstoke, Hampshire, UK (approximately 32,000 square feet).


      Following substantial reductions (approximately 250,000 square feet) in the total area of properties leased to us in Israel in 2002, since January 2003, there has been no material change in the total area of our leased properties. We currently have reserve capacity in these properties. At the end of 2004, the lease of one of our properties in Petah Tikva (with an aggregate area of 348,000 square feet, including 160,000 square feet are leased to a third party), of which we currently utilize only approximately 20,000 square feet, will terminate. We believe that, if necessary and to the extent we choose to do so, each of the leases covering our properties could be extended on acceptable terms, including the area utilized by us in the lease terminating at the end of 2004. However, the failure to obtain an extension of any or all of our leases would not have a material adverse effect on us since adequate alternative space is expected to be available for lease to us near our present locations.

      We have entered into a secured facility agreement with two of our principal banks, pursuant to which we placed mortgages on our real estate holdings in Israel. (For more information about the facility agreement, see Item 10 -"Additional Information" under the caption "Material Contracts".)

      Our manufacturing facilities and production machinery in Israel are generally utilized on a three-shift basis. We own our production machinery, test equipment and laboratory equipment and have recently improved a number of items of equipment used for production and testing.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

      The following discussion and analysis should be read in conjunction with our consolidated financial statements and the notes to those financial statements that are that are incorporated by reference into this annual report. Our consolidated financial statements are prepared in conformity with U.S. GAAP.

OPERATING RESULTS

OVERVIEW

      We provide network and access solutions for digital communications networks. We design, develop, manufacture, market and support digital telecommunications solutions for evolving new services and converging networks. Our products and platforms are designed to create and manage bandwidth, maximize revenues for network operators, reduce operating expenses, expand capacity, improve performance and enable new revenue-producing services. In doing so, our products enhance the capabilities of existing networks to support voice, data, video and multimedia services. Our equipment supports traffic on more than 500 service networks in over 145 countries.

      In 2000, we announced a plan to reorganize our operations by dividing them into five distinct companies,* with the parent company, ECI, at least initially, to serve as a holding company and sub-contractor of the devolved companies. Effective January 1, 2001, each of the companies was established as a wholly-owned subsidiary of ECI and absorbed the personnel of the relevant operations. However, the assets and liabilities were not transferred to the relevant companies. In May 2001, we decided to delay the implementation of the second stage of the reorganization plan due primarily to the decline in the worldwide telecommunications market and, in November 2002, we decided to abandon the proposed reorganization. Instead, we decided to focus our activities on our core businesses, which were reorganized into two new divisions, the Optical Networks Division (based upon our then Lightscape and Enavis operations) the Broadband Access Division (based upon our then Inovia operations) and the employees of the respective subsidiaries were re-integrated into the parent company. The principal operations associated with ECI Telecom-NGTS Ltd. were combined in December 2002 with those of a third party, to form Veraz Networks, Inc., in which we hold approximately 43.2% of the voting rights (36.2% on a fully diluted basis). During 2002, we announced our intention to sell the operations of InnoWave ECI Wireless Systems Ltd., which sale was completed in April 2003. Accordingly InnoWave's activities, including those for earlier periods, have been reclassified as discontinued operations, and all data in this discussion, unless otherwise stated, excludes such discontinued operations.

      Prior to May 2004, we also held a majority of the shares of ECtel Ltd. During 2003, the board of directors of ECtel decided on a plan to sell ECtel's government surveillance business. Accordingly these activities, including those for earlier periods, have been reclassified as discontinued operations, and all data in this discussion, unless otherwise stated, excludes such discontinued operations. On May 10, 2004 we distributed approximately 72.4% of our holdings in ECtel to our shareholders, effectively reducing our holdings from approximately 57.9% to approximately 16.0% of ECtel's outstanding ordinary shares. As a result, we will no longer be consolidating ECtel's results of operations within our statement of operations.

      We currently operate through two primary divisions:

      o Our Optical Networks Division offers two principal product lines: optical network systems and bandwidth management solutions. Our optical networks systems provide telecommunications service providers with metropolitan and regional intelligent and flexible multi-service optical transmission solutions. Our bandwidth management solutions consist of digital cross-connect products that enable end-to-end bandwidth management of global data and voice communications networks.

      o Our Broadband Access Division develops, manufactures, markets and sells innovative access products which enable telecommunications service providers to mass deploy broadband networks and offer a variety of new advanced broadband services. This division's customers are principally incumbent local exchange carriers and large competitive local exchange carriers and include Deutsche Telekom AG and France Telecom.

OUR FUNCTIONAL CURRENCY

      We are based in Israel. We maintain our books and records in Israeli currency and in dollars (in compliance with Israeli statutory requirements and Statement of Financial Accounting Standards, or SFAS, No. 52 of the Financial Accounting Standards Board of the United States, or FASB). Our export sales are made in dollars and other non-Israeli currencies. Currency hedging and other efforts are undertaken to maintain the dollar value of most export sales,

----------

* Inovia Telecoms Ltd., Lightscape Networks Ltd., Enavis Networks Ltd., ECI Telecoms - NGTS Ltd. and InnoWave ECI Wireless Systems Ltd.

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

      When a sale involves multiple elements, such as sales of products that include installation and integration services, the entire fee from the arrangement is evaluated under EITF 00-21, "Revenue Arrangements with Multiple Deliverables." Accordingly, in an arrangement with multiple deliverables, the arrangement consideration is allocated to each respective element based on its relative fair value and recognized when revenue recognition criteria for each element are met if all of the following conditions are met

      o the delivered items have value to the customer on a standalone basis,

      o there is objective and reliable evidence of the fair value of the undelivered items, and

      o if the arrangement includes a general right of return, delivery or performance of the undelivered items is probable and substantially in our control.

      Revenues from sales involving long-term credit arrangements at less than accepted interest rates are recorded at the present value of the related future cash flows. The difference between the amounts receivable and their present value is recognized as interest income over the period of the debt.

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

      Long-term contracts are those requiring design, development, engineering and modification and are of a significantly longer duration than contracts for system sales. Revenue from long-term contracts is recognized using the percentage of completion method, which is in accordance with Statement of Position (SOP 81-1). The percentage of completion is determined as a ratio of accumulated costs incurred (including materials, labor and overhead) to total estimated costs of the contract. In the event that management anticipates a loss on a particular contract, such anticipated loss is provided for in full in the period when the loss is first anticipated.

Inventory

      Inventories are stated at the lower of cost or market. As regards raw materials (including components), the cost is determined on the moving average basis. As regards work in process and finished products, the cost of raw materials and components is determined on the moving average basis and labor costs and the cost of overhead components are determined on the basis of actual manufacturing costs. In determining inventory value, we make assumptions as to the market value of inventory. If there is a sudden and significant decrease in demand for our products or there is a higher risk of inventory obsolescence because of a rapidly changing technology and customer requirements, we may be required to increase our inventory allowances and our gross margin could be adversely affected. For example, in 2001, our inventory write-offs of $99.2 million significantly impacted our gross margins, which were 16.8%.

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

Allowance for Doubtful Debts

      Our financial statements include an allowance that we believe reflects adequately the loss inherent in receivables for which collection is in doubt. In determining the adequacy of the allowance we based our estimate on information at hand about debtors' financial situation, the volume of their operations, aging of the balance and evaluation of the security received from them or their guarantors and the existence of credit insurance policies and the terms of payment. If there is a major deterioration in a major customer's credit worthiness or actual defaults are higher than our historical experience, our estimates of the recoverability of amounts due to us could be adversely affected. This would result in an increase in our general and administrative expenses by increasing the allowance for bad and doubtful debts and would decrease the amount of our trade receivables. For example, our general and administrative expenses in 2002 included bad and doubtful debt expenses of approximately $50.1 million.

      In performing this evaluation, significant judgments and estimates are involved based upon the factors that affect a debtor's ability to pay, all of which can change rapidly and without advance warning.

Investments


      Investee Companies

      Investments in investee companies, in which we have significant influence (affiliated companies) are stated using the equity method, that is, at cost plus our share of the post-acquisition gains or losses.

      If there is a sudden and significant decrease in the fair values of our investments in affiliate companies, we may be required to write off part of our investments due to impairment.

      Investment in entities in which we do not have significant influence, are stated as follows:

      o Marketable securities - as stated in the discussion below under "Marketable Securities".

      o Non-marketable securities - at cost, less any decline in value that is not of a temporary nature.

      Marketable Securities

      We classify our debt securities as (i) trading, (ii) available-for-sale or
(iii) held to maturity, and our equity securities as (i) trading or (ii) available-for-sale. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity debt securities are those securities in which we have the ability and intent to hold until maturity. All debt securities not included in trading or held to maturity are classified as available-for-sale.

      Trading and available-for-sale securities are recorded at fair value. Held-to-maturity debt securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis.

      A decline in the market value of any available-for-sale or held-to-maturity security below cost, that is deemed to be other than temporary, results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established.

      Premiums and discounts are amortized or accreted over the life of the related held-to-maturity or available-for-sale security as an adjustment to yield using the effective-interest method. Dividend and interest income are recognized when earned.

      If there is a sudden and significant decrease in the fair values of our investments in marketable securities and the decline is determined to be other than temporary, we may be required to write off part of our investments due to impairment.

Deferred Taxes

      We account for income taxes under SFAS 109 "Accounting for Income Taxes". Under SFAS 109 deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax losses and other deductions which may be deductible for tax purposes in future years, based on tax rates applicable to the periods in which such deferred taxes will be realized. Deferred tax assets for future tax benefits from realization are included when their realization is more likely than not. Valuation allowances are established when necessary to reduce deferred tax assets to the amount considered more likely than not to be realized. Deferred tax assets and liabilities are classified as current or long-term items in accordance with the nature of assets or liabilities to which they relate, according to the date of their realization.

      We did not record deferred taxes relating to:

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

      Software development costs include costs that relate principally to projects that have recently been released or are not yet available for release to customers. We believe that future revenues related to these projects will be sufficient to realize the amounts capitalized at December 31, 2003, and as such these amounts will be recovered over the lives of the related projects. It is possible, however, that those estimates of future revenues could be adversely impacted if these projects are not finally completed and released during 2004 or if market acceptance of related technology is not as we anticipated. As a result, the recoveries of these capitalized software development costs through future revenues could be reduced materially. In such an event, related capitalized software development costs will be written off in the relevant accounting period.

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

      In 2002, we performed the transitional impairment as provided in SFAS No.
142. Accordingly, a loss from a decline in value of goodwill, in the amount of $37.2 million was incurred as a cumulative effect of a change in accounting policy. Of this sum, $36.6 million was attributed to InnoWave, presented as a discontinued operation in Note 21 to our consolidated financial statements included in this annual report. (For further details see also Note 1U.1. to our financial statements incorporated by reference into this annual report.)

      We adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" as of January 1, 2002. SFAS No. 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future cash flows expected to be generated by the asset or used in its disposal. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized. Long lived assets held for sale are reported at the lower of the carrying amount or fair value less costs to sell, and are not depreciated from the day they are classified as held for sale. (See Notes 20 and 21 to our consolidated financial statements incorporated by reference into this annual report.)

Derivative financial instruments

      On January 1, 2001, we adopted SFAS No. 133, Accounting for Derivative Instruments and Certain Hedging Activities and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activity, an Amendment of SFAS 133. SFAS Nos. 133 and 138 require that all derivative instruments be recorded on the balance sheet at their respective fair values.

      We have significant international sales transactions in foreign currencies and have a policy of hedging forecasted and actual foreign currency risk with forward foreign exchange contracts and foreign exchange options. Our forward foreign exchange contracts are primarily denominated in Euro, Pounds Sterling and NIS and are for periods consistent with the terms of the underlying transactions, generally one year or less. Derivative instruments are employed to eliminate or minimize certain foreign currency exposures that can be confidently identified and quantified.

      On the date a derivative contract is entered into, we designate the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge), a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge), a foreign-currency fair-value or cash-flow hedge (foreign currency hedge). For all hedging relationships, we formally document the hedging relationship and our risk-management objective and strategy for undertaking the hedge, the hedging instrument, the item, the nature of the risk being hedged, how the hedging instrument's effectiveness in offsetting the hedged risk will be assessed, and a description of the method of measuring ineffectiveness. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. We also formally assess, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

      When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, we discontinue hedge accounting prospectively.

      Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk, are recorded in operations. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income (loss) to the extent that the derivative is effective as a hedge, until operations are affected by the variability in cash flows of the designated hedged item. Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign-currency hedges are recorded in either operations or other comprehensive income (loss), depending on whether the hedge transaction is a fair-value hedge or a cash-flow hedge. The ineffective portion of the change in fair value of a derivative instrument that qualifies as either a fair-value hedge or a cash-flow hedge is reported in operations. Changes in the fair value of derivative trading instruments are reported in current period operations.

      We discontinue hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is de-designated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

      When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, we continue to carry the derivative on the balance sheet at its fair value and no longer adjusts the hedged asset or liability for changes in fair value. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, we continue to carry the derivative on the balance sheet at its fair value, remove any asset or liability that was recorded pursuant to recognition of the firm commitment from the balance sheet, and recognize any gain or loss in operations. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, we continue to carry the derivative on the balance sheet at its fair value with subsequent changes in fair value included in operations, and gains and losses that were accumulated in other comprehensive income are recognized immediately in operations. In all other situations in which hedge accounting is discontinued, we continue to carry the derivative at its fair value on the balance sheet and recognize any subsequent changes in its fair value in operations.

RESULTS OF OPERATIONS

      The following table sets forth certain income data expressed as a percentage of revenues for the periods indicated:


                                                                    2003           2002          2001
                                                                                Restated (*)
                                                                 ----------     ----------     ----------
Revenues ...............................................           100.0%         100.0%         100.0%
Cost of revenues .......................................            60.9%          62.9%          83.2%
                                                                 ----------     ----------     ----------
GROSS PROFIT ...........................................            39.1%          37.1%          16.8%

Research and development expenses, net .................            17.1%          14.8%          13.8%
Selling and marketing expenses .........................            20.9%          18.4%          15.6%
General and administrative expenses ....................            13.3%          15.2%           8.8%
Amortization of acquisition related intangibles ........             0.4%           0.3%           1.2%
Impairment of assets ...................................             1.6%           0.6%          11.1%
Loss from exchange of assets ...........................              --            1.2%            --
Liability for royalties to the Chief Scientist .........              --             --            1.0%
Restructuring and spin-off expenses ....................             2.0%            --            2.2%
Purchase of in-process research and development ........              --             --            0.1%
                                                                 ----------     ----------     ----------
Operating loss .........................................           (16.2%)        (13.4%)        (37.0%)
Financial expenses .....................................            (2.0%)         (3.0%)         (3.0%)
Financial income .......................................             1.9%           4.0%           3.6%
Other expenses - net ...................................            (1.3%)         (1.8%)         (3.7%)
                                                                 ----------     ----------     ----------
Loss on continuing operations before taxes on income ...           (17.6%)        (14.2%)        (40.1%)
Taxes on income ........................................            (0.5%)         (1.4%)         (0.0%)
                                                                 ----------     ----------     ----------
Loss from continuing operations after taxes on income ..           (18.1%)        (15.6%)        (40.1%)
Company's equity in results of investee companies, - net            (1.0%)         (0.5%)         (0.1%)
Minority interest in results of a subsidiary - net .....             3.5%           0.2%          (0.2%)
                                                                 ----------     ----------     ----------
Loss from continuing operations ........................           (15.6%)        (15.9%)        (40.4%)
Cumulative effect of accounting change, net of tax .....               --          (0.1%)          0.2%
Discontinued operations:
Loss on discontinued operations, net ...................            (1.3%)        (10.9%)         (7.1%)
                                                                 ----------     ----------     ----------
Net loss ...............................................           (16.9%)        (26.9%)        (47.3%)
                                                                 ==========     ==========     ==========

----------
(*) See Note 1A.(8) to the consolidated financial statements incorporated by reference into this annual report.


Geographical Distribution of Revenues

      The following ancillary is the breakdown of our revenues by geographical distribution and as a percentage of total revenues for the years indicated (continuing operations only):

                                             2003                        2002                         2001
                                  --------------------------- ---------------------------- ---------------------------
                                 ($ in thousands) Percentage  ($ in thousands) Percentage  ($ in thousands) Percentage
                                 ---------------------------- ---------------------------- ---------------------------
Europe..........................       $246,666        58.5%        $355,064        58.9%         $424,155      48.7%
North America...................        $23,522         5.6%         $41,299         6.9%          $95,448      10.9%
Africa, Asia Pacific and
   Australia....................        $68,334        16 2%        $134,537         22.%         $193,180      22.
Israel..........................        $62,914        14.9%         $32,519         5.4%         $107,416      12.3%
South America and others........        $19,988         4.8%         $39,441         6.5%          $51,549       5.9%
                                       --------        ----         --------        ----          --------     -----
Total...........................       $421,424       100.0%        $602,860       100.0%         $871,748     100.0%
                                       ========       =====         ========       =====          ========     =====

Breakdown of Certain Income Data by Segment

      Effective from early 2003, we report in four segments: Optical Network Division; Broadband Access Division; ECtel; and Other operations. (See Note 17G to our consolidated financial statements incorporated by reference into this annual report.) The following tables set forth certain income statement data of each of the segments of our operations for the years ended December 31, 2003, 2002 and 2001, based on the figures that management uses for analyzing the results. The figures are presented as presented to management.

                                                                          YEAR ENDED DECEMBER 31, 2003
                                                                             (DOLLARS IN THOUSANDS)

                                                     OPTICAL         BROADBAND
                                                   NETWORKS DIV.     ACCESS DIV.    ECTEL      OTHER        TOTAL
                                                   -------------    -----------   --------    --------    --------
Revenues                                                 177,706        182,290     28,857      32,571     421,424
                                                         =======        =======     ======      ======     =======
Operating expenses*                                      207,659        165,863     58,804      42,189     474,515
Impairment of assets                                          --             --      6,019         667       6,686
Restructuring Expenses                                     7,243            478         --         673       8,394
                                                         -------    -----------   --------    --------    --------
Operating profit (loss)                                  (37,196)        15,949    (35,966)    (10,958)    (68,171)
                                                         =======    ===========   ========    ========    ========

                                                                        YEAR ENDED DECEMBER 31, 2002
                                                                                 RESTATED **
                                                                           (DOLLARS IN THOUSANDS)

                                                     OPTICAL         BROADBAND
                                                   NETWORKS DIV.     ACCESS DIV.    ECTEL      OTHER        TOTAL
                                                   -------------    -----------   --------    --------    --------
Revenues                                                 233,218        241,807     52,426      75,409     602,860
                                                         =======        =======     ======      ======     =======
Operating expenses*                                      262,754        237,154     54,106     118,908     672,922
Impairment of assets                                          --             --         --       3,725       3,725
Loss from exchange of assets                                  --             --         --       6,783       6,783
                                                         -------        -------     ------     -------     -------
Operating profit (loss)                                  (29,536)         4,653     (1,680)    (54,007)    (80,570)
                                                         =======          =====     ======     =======     =======


                                                                        YEAR ENDED DECEMBER 31, 2001
                                                                           (DOLLARS IN THOUSANDS)

                                                     OPTICAL         BROADBAND
                                                   NETWORKS DIV.     ACCESS DIV.    ECTEL      OTHER        TOTAL
                                                   -------------    -----------   --------    --------    --------
Revenues                                                 311,756        332,338     60,951      166,703     871,748
                                                         =======        =======     ======      =======     =======
Operating expenses*                                      378,505        438,608     51,776      200,200   1,069,089
Impairment of assets                                      44,766         39,806         --       11,954      96,526
Liability for royalties payable to the Chief                  --          8,394         --           --       8,394
Scientist
Restructuring and spin-off expenses                        7,909          4,365         --        7,107      19,381
Purchase of in-process research and development               --             --        916           --         916
                                                         -------        -------     ------      -------   ---------
Operating profit (loss)                                 (119,424)      (158,835)     8,259      (52,558)   (322,558)
                                                        ========       ========      =====      =======    ========


* Including cost of sale, research and development costs, selling and marketing expenses, general and administrative expenses and amortization of related intangible assets.

** See Note 1A.(8) to the consolidated financial statements incorporated by reference into this annual report.


2003 COMPARED WITH 2002

General

      During the general slowdown in the telecommunications industry from 2001 to 2003, telecommunication service providers reduced their infrastructure budgets significantly, due primarily to excess capacity which resulted from intensive expansion during from the late 1990's through 2000. In addition, during this period, some of these service providers incurred significant debt to finance their large expansion programs, which added to the financial constraints in which they found themselves. The products of our Optical Networks division are infrastructure products and, accordingly, sales by the division were negatively impacted by these developments.

      Another major factor during 2003 was that telecommunication service providers attempted to broaden their market penetration by dramatically reducing prices. This, in turn, caused them to put pressure on us and other vendors to reduce the prices of our products.

Revenues

      Revenues consist primarily of the sales of our products and related services to telecommunications service providers. Our revenues from continuing operations decreased by 30.1% to $421.4 million in 2003, compared with $602.9 million in 2002.

      o Sales by the Optical Networks Division (which in 2002 comprised two separate divisions, Lightscape and Enavis) fell by 23.8% to $177.7 million in 2003 from $233.2 million in 2002. This decrease was primarily due to the continued weakness in the optical networks market for the reasons discussed above, along with increased competition, which had a negative effect both on sales and on pricing.

            We experienced increasing demand from emerging markets such as the countries of the former Soviet Union, India, China and Korea, which occurred during the second half of 2003. We experienced sequential growth in these markets during the third and fourth quarters, and anticipate that this trend will continue during 2004.

      o Sales by the Broadband Access Division fell by 24.6% to $182.3 million in 2003 compared with $241.8 million in 2002. The decrease was primarily the result of a decline in the value of sales compared to 2002. Unit shipments remained relatively unchanged in 2003 compared with 2002, the decline in revenues being the result of the reduction in prices, as discussed above. The decline in revenues was felt at the Division's two largest customers, Deutsche Telecom and France Telecom, but was somewhat offset by increased sales to Bezeq in Israel. Demand from our two major customers began to increase sequentially over the last three quarters of the year. This trend has also continued during the first half of 2004.

      o Sales of ECtel fell by 45.0% to $28.9 million in 2003 compared with $52.4 million in 2002. This decrease in sales was due mainly to the general slowdown in the telecommunications market. At the same, ECtel was adversely affected by the extended negotiations and reorganization activities relating to the agreement to sell its government surveillance business to Verint Systems, as well as management transition.

      o Revenues from "Other Operations" declined by 56.8% in 2003 to $32.6 million from $75.4 million in 2002. In 2002, these operations included the sales of our NGTS division, whose sales in 2002 amounted to $66.1 million. On December 31, 2002, the principal operations of NGTS were combined with a third party, to form Veraz Networks, Inc., in which we currently hold a substantial minority interest. Accordingly, with effect from January 1, 2003, we have included Veraz Networks' results on an equity basis. As a result of this transaction, our current NGTS operations sell primarily Digital Circuit Multiplications Equipment (DCME) systems to Veraz Networks on an OEM basis rather than directly to customers. Consequently, sales, gross margins and operating expenses have all declined. Another significant factor that contributed to the decline in revenues in this segment was the successful completion of an INS (Integrated Network Solutions) contract in Australia, for which the bulk of revenues were recognized in 2002 and for which revenues did not recur in 2003.

Gross Margins

      Cost of sales consists of the cost of materials, salaries, depreciation, warranty costs and other direct expenses related to the manufacture, installation and support of our products. Gross margins are determined as a percentage, the numerator of which is our total revenues less the cost of revenues, and the denominator is our total revenues. Our gross margin is affected by several factors, including the introduction of new products, price erosion due to increasing competition and product mix. Generally, our gross margin is lower during the initial launch and manufacturing ramp-up of a new product as a result of manufacturing inefficiencies during that period. As the difficulties in manufacturing new products are resolved and the volume of sales of such products increases, our gross margin generally improves. Although, in general, a lower volume of sales is a direct cause for lower gross margins, as certain elements that make up the cost of revenues remain constant even while revenues decline, we managed to increase our gross margin in 2003 to 39.1% compared to 37.1% in 2002. There are several conflicting factors that contributed to this improvement:

      o Our Broadband Access Division attained significant cost reductions during 2003, which resulted in improved gross margins, despite substantial erosion in the price of its products.

      o We experienced a shift of product mix towards higher margin products.

      o Gross margins in our NGTS operations declined, while the cost of goods remained constant, due to our shift from direct sales to OEM sales, as described in Other Revenues paragraph above.

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

      Gross research and development expenses in 2003 fell 21.9% to $87.5 million, compared with $112.1 million in 2002. This decrease in part resulted from a reduction in our headcount in R&D personnel largely as a result of the merger of Lightscape and Enavis to form the Optical Networks Division. In addition, research and development expenses of our former NGTS division are included in the 2002 figures, but not in those for 2003, as a result of the formation of Veraz Networks at the end 2002, as discussed above. We also reduced expenses by refocusing our R&D efforts solely on core products and technology. Research and development expenses, net of royalty-bearing participation grants, fell by a corresponding 19.3% in 2003 to $72.1 million (or 17.1% of revenues) compared with $89.3 million (or 14.8% of revenues) in 2002. These grants, from the Office of the Chief Scientist in Israel, fell to $15.4 million in 2003 from $22.7 million in 2002 and represented, respectively, 17.6% and 20.3% of total annual research and development expenditure. Such reduction in the level of these grants is in line with Israel government policy and the grants for 2004 will be significantly less than those received by us in 2003. (See below under the caption "Research & Development - Grants from the Israeli Office of the Chief Scientist".)

Selling and Marketing Expenses

      Selling and marketing expenses consist primarily of salaries, travel, trade shows, promotional and public relations activities and related costs of our sales and marketing personnel, the costs and expenses of our foreign sales and marketing subsidiaries and representative offices and commissions paid to independent sales agents.

      Selling and marketing expenses fell by 20.8% in 2003 to $87.9 million (or 20.9% of revenues) compared with $111.0 million (or 18.4% of revenues) in 2002. This decrease in expenses reflects restructuring of our worldwide Regional Business Units and support infrastructure to keep them in line with revenues, which resulted in a reduced headcount and support infrastructure that is consistent with the current level of operations. In addition, as a result of the formation of Veraz Networks at the end of 2002, as discussed above, the selling and marketing expenses of our former NGTS division are included in the 2002 figures but not in those for 2003.

General and Administrative Expenses

      General and administrative expenses consist primarily of salaries and related costs for our executive and administrative staff, and insurance, legal and accounting expenses, both in Israel and abroad, as well as, provision for doubtful debt.

      General and administrative expenses decreased 38.8% in 2003 to $55.9 million (or 13.3% of revenues) compared with $91.4 million in 2002 (or 15.2% of revenues). The decrease in general and administrative expenses is largely attributable to the decrease in bad and doubtful debt expenses, which fell to $22.4 million in 2003 (of which $6.6 million related to GVT and $13.2 million related to ECtel) from approximately $50.1 million in 2002 (of which $34.0 million related to GVT and $5.5 million related to ECtel).

      Amortization of acquisition-related intangible assets was relatively static at approximately $1.8 million in 2003 and 2002.

Impairment of Assets

      In 2003, we recorded expenses of $6.7 million in respect of impairment of assets compared to $3.7 million in 2002. These expenses in 2003 are associated mainly with ECtel, then a consolidated company, arising from the write-down of goodwill from its Net-Eye acquisition in October 2001.

Loss from Exchange of Assets

      In 2002, we recorded a loss of $6.8 million in respect of the exchange of assets relating to the NGTS/Veraz Networks transaction.

Restructuring Expenses

      Restructuring expenses consist primarily of costs associated with our continued reduction in workforce, consolidation of excess facilities, termination of contracts and the restructuring of certain business functions.

      In 2003, we recorded restructuring charges of $8.4 million, comprised primarily of severance expenses and rental contract expenses. There were no restructuring charges recorded for 2002. The roll-forward of restructuring and spin-off expenses for 2000 through 2003 is set out in the table below. (There were no spin-off charges in either 2003 or 2002.)

                                                                   SEVERANCE   RENTAL CONTRACT   CONSULTATION AND
                                                      TOTAL         EXPENSES       EXPENSES      OTHER EXPENSES
                                                                    (Dollars in thousands)
January 1, 2000 ................................            --             --             --             --
Charges recorded in 2000 .......................        24,413         16,269          2,064          6,080
                                                   -----------    -----------    -----------    -----------
Balance at December 31, 2000 ...................        24,413         16,269          2,064          6,080
Charges recorded in 2001 .......................        19,381          9,675          5,995          3,711
Payments in 2001 ...............................       (29,179)       (19,112)          (276)        (9,791)
Classified to Pension Liability ................        (6,499)        (6,499)            --             --
                                                   -----------    -----------    -----------    -----------
Balance at December 31, 2001 ...................         8,116            333          7,783             --
Payments in 2002 ...............................        (4,172)          (333)        (3,839)            --
                                                   -----------    -----------    -----------    -----------
Balance at December 31, 2002 ...................         3,944             --          3,944             --
Charges recorded in 2003 .......................         8,394          6,120          2,274             --
Payments in 2003 ...............................        (3,196)        (2,428)          (768)            --
Classified to Pension Liability ................        (2,985)        (2,985)            --             --
                                                   -----------    -----------    -----------    -----------
Balance at December 31, 2003 ...................         6,157            707          5,450             --
                                                   ===========    ===========    ===========    ===========


Operating Loss

      We incurred an operating loss of $68.2 million in 2003, compared to an $80.6 million operating loss in 2002, a decrease of 15.4%. Our negative operating margin increased to 16.2% in 2003 from 13.4% in 2002. The reduction in the operating loss was due primarily to the substantial increase in profitability of the Broadband Access Division, partially offset by an increased operating loss in the Optical Networks Division and the substantially increased loss incurred by ECtel.

Financial Income, Net

      Financial expenses, net, in 2003 were $0.6 million, compared to financial income, net, of $6.0 million in 2002 due to our ceasing to record interest income in respect of the GVT debt, partly mitigated by an increase in our net cash funds.

Other Expenses

      Other expenses amounted to $5.4 million in 2003, compared to $11.1 million in 2002. In 2003, the greater part of these expenses comprised a $3.4 million charge in respect of the decline in the value of convertible notes issued to us by the parent company of GVT, the bulk of the value of which was written off in 2002.

Loss from Continuing Operations Before Taxes on Income

      The loss from continuing operations before taxes amounted to $74.1 million in 2003, compared to $85.7 million in 2002. The margin of loss from continuing operations before taxes on income to revenues increased to 17.6% in 2003 from 14.2% in 2002.

Taxes

      Despite our overall net loss, we paid taxes in 2003 and 2002. In 2003, we recorded tax expenses in the amount of $2.2 million, compared to $8.4 million in 2002. In 2002, we recorded a $4.0 million capital gains tax on account of our sale of ECtel shares. In both years, we recorded tax expenses in local European jurisdictions for local content and related profits.

Company's equity in results of investee companies, net

      In 2003, our equity in the results of investee companies, net, amounted to a loss of $4.3 million, as compared with a loss of $3.1 million in 2002. In 2003, the amount consisted primarily of our share of the losses incurred by Veraz Networks, while in 2002 the amount consisted of our holdings in several small companies.

Minority interests of losses of subsidiaries

      In 2003, minority interests of losses of subsidiaries totaled $14.9 million, as compared with $1.1 million in 2002. In 2003, this amount reflects the add-back of the portion of the ECtel loss not attributable to us (as we owned 57.9% of ECtel's shares at the end of 2003).

Loss from Discontinued Operations

      During 2003, ECtel's board of directors decided to sell the government surveillance business of ECtel (which sale was completed in March 2004), and during 2002, ECI announced its intention to sell the operations of InnoWave (which sale took place in 2003). Accordingly, the operations of ECtel's government surveillance business were classified as discontinued operations in 2003 and the operations of InnoWave were classified as discontinued operations in 2002 and both operations were reclassified as discontinued operations for earlier accounting periods.

      The loss from discontinued operations in 2003 was $5.4 million, which consisted of a loss from the operations of ECtel's government surveillance business of $2.8 million and a loss from the InnoWave operations of $2.6 million. The loss from discontinued operations in 2002 was $65.8 million, which consisted of a loss from the InnoWave operations of $77.4 million, partly offset by a gain to ECI of $11.6 million from the operations of ECtel's government surveillance business.

Net Loss

      In 2003, we reported a net loss of $71.0 million, compared to a net loss of $162.5 million in 2002, a decrease of 56.3%.

      The weighted average number of shares outstanding, used to compute basic loss per share, rose to 107.8 million in 2003 from 105.5 million in 2002, due to the acquisition of shares by our employees under our employee share purchase and stock option plans. In both 2003 and 2002, the diluted losses per share and the diluted weighted average number of shares outstanding were the same as the basic figures, in light of our net loss for such years. Net loss per share decreased in 2003 to $0.66 from a loss of $1.54 per share in 2002. Loss per share from continuing operations decreased in 2003 to $0.61 from a loss of $0.91 per share in 2002. Loss per share from discontinued operations was $0.05 per share in 2003 compared with $0.62 per share in 2002.

2002 COMPARED WITH 2001

Revenues

      Our revenues from continuing operations decreased by 30.8% to $602.9 million in 2002, compared to $871.7 million in 2001.

      o Sales by the operations that now constitute the Optical Networks Division fell by 25.2% to $233.2 million in 2002 from $311.8 million in 2001. Sales of the optical network products (of the then Lightscape division) fell by 14.6% to $179.4 million in 2002, compared with $210.1 million in 2001. This decrease was primarily the result of the overall decline in the optical market, as explained earlier (in the discussion of the 2003 results compared to 2002) and increased competition, particularly in the Asia Pacific region. Sales of bandwidth management products (of the then Enavis division) fell by 47.0% to $53.8 million in 2002 compared with $101.7 million in 2001. This decrease in sales was due mainly to the decline in the market for transmission equipment in the United States, including the collapse of certain telecommunications service providers.

      o Sales by the Broadband Access Division fell by 27.2% to $241.8 million in 2002, compared with $332.3 million in 2001. This decrease was primarily the result of a decrease in orders from Deutsche Telekom, one of our principal customers.

      o ECtel's sales fell by 14.0% to $52.4 million in 2002, compared with $61.0 million in 2001. This decrease in sales was due mainly to the general slow down in the telecommunications market.

      o Revenues from our "Other Operations" declined by 54.8% in 2002 to $75.4 million from $166.7 million in 2001. In both 2002 and 2001, these operations included our NGTS division, whose sales decreased by 20.5% in 2002 to $66.1 million compared with $83.2 million in 2001. This decrease was due primarily to overcapacity in the international networks (particularly in the United States) and the continuing decline in the price of optical fiber. In 2001, our other operations had also included our Business Systems Unit, which recorded net revenues of $45.5 million and was sold in 2001.

Gross Margins

      Gross margins in 2002 increased to 37.1%. The gross margins in 2001 were 16.8%, which had been significantly impacted by inventory write-offs of $99.2 million. In comparison, inventory write-offs were $7.4 million in 2002. The improvement in gross margins was also the result of technological improvements we initiated as well as cost reduction efforts, most notably in the Broadband Access Division.

Research and Development Expenses

      Gross research and development expenses in 2002 fell 25.7% to $112.1 million, compared with $150.9 million in 2001. This decrease resulted from the discontinuance of certain projects, primarily by the Broadband Access Division and by the Optical Networks Division, and the resulting reduction in manpower. Research and development expenses, net of royalty-bearing participations, fell by a corresponding 26.1% in 2002 to $89.3 million (or 14.8% of revenues) compared with $120.8 million (or 13.9% of revenues) in 2001. (See below in this Item under the caption "Research & Development - Grants from the Israeli Office of the Chief Scientist".)

Selling and Marketing Expenses

      Selling and marketing expenses fell by 18.3% in 2002 to $111.0 million (or 18.4% of revenues) compared with $135.9 million (or 15.6% of revenues) in 2001. This decrease resulted from cost cutting measures taken by some of our non-Israeli subsidiaries, as well as in Israel.

General and Administrative Expenses

      General and administrative expenses increased 18.9% in 2002 to $91.4 million (or 15.2% of revenues), compared with $76.8 million in 2001 (or 8.8% of revenues). The increase in general and administrative expenses was largely attributable to the increase in bad and doubtful debt expenses, which rose from approximately $20.6 million in 2001 to approximately $50.1 million in 2002, of which $34.0 million related to GVT.

      Amortization of acquisition-related intangible assets fell to $1.8 million in 2002 from $10.2 million in 2001. This decrease in amortization was due largely to the write off of intangible assets during 2002. In accordance with SFAS No. 142, with effect from 2002, we no longer amortize goodwill and intangible assets that have indefinite useful lives. Instead, these assets will be tested at least annually for impairment.

Impairment of Assets

      In 2002, we recorded expenses of $3.7 million in respect of impairment of assets, compared to $96.5 million in 2001. These expenses in 2002 comprised of $2.2 million relating to the NGTS/Veraz Networks transaction and $1.5 million in respect of a reduced valuation of the facilities owned by us in Clearwater, Florida. In 2001, these expenses were comprised primarily of the impairment of goodwill aggregating $78.9 million as a result of implementation of SFAS No. 121 in connection with the cessation of operations of WavePacer, and material changes in the operations of part of the Optical Networks Division (Enavis) due to the sharp downturn in the telecommunications market. The remaining $17.6 million was comprised of the write-off of capitalized software and other fixed assets.

Loss from Exchange of Assets

      In 2002, we recorded a one-time loss of $6.8 million in respect of the exchange of assets relating to the NGTS/Veraz Networks transaction.

Restructuring and Spin-off Expenses

      In 2001, we recorded restructuring and spin-off charges of $19.4 million, comprised primarily of severance expenses, rental contract expenses and consultation expenses, such as legal and tax advice. There were no restructuring and spin-off charges recorded for 2002. A table detailing the roll-forward of these expenses for 2000 through 2003 is set out above under the comparison of 2003 with 2002.

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

      As part of the allocation of the purchase price of NetEye in accordance with FASB 141 and FASB 142, measurement of the IPRD was made by an independent appraiser. The specific project acquired was the HawkEye NextGen Fraud & Security Management Application, or F&S, Version 2.0. At the date of NetEye acquisition, 50.0% of the application code and programming was complete. According to management estimates, 40.0% of Version 2.0 technology would be incorporated into future versions of the F&S solution. The project was completed as scheduled.

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

Operating Loss

      We incurred an operating loss of $80.6 million in 2002, as compared to a $322.6 million operating loss in 2001, a decrease of 75.0%. Our negative operating margin decreased to 13.4% in 2002 from 37.0% in 2001. The decrease in the negative operating margin was due mainly to the level of restructuring, spin-off and impairment expenses in 2001, which totaled $115.9 million, compared with $3.7 million in 2002, and the level of inventory write-off in 2001, totaling $99.2 million, compared with $7.4 million in 2002.

Financial Income, Net

      Financial income, net, increased by 16.6% to $6.0 million in 2002, compared with $5.1 million in 2001, due to repayment of loans, which reduced our financial expenses.

Other Expenses

      Other expenses amounted to $11.1 million in 2002, compared to $32.2 million in 2001. In 2002, these expenses were comprised primarily of a capital loss on some of our investments, primarily attributable to the provision of $18.0 million made in respect of the convertible notes from GVT Holding NV, partly offset by the $11.4 million gain on the issuance and sale of shares in ECtel. In 2001, these expenses were comprised primarily of a capital loss of $17.7 million from the sale of business operations; a capital loss of $7.3 million from the sale of affiliated companies; and a loss of $13.0 million from the realization of investments and allowance for impairment of investments. The expenses for 2001 were reduced by a capital gain of $5.1 million primarily from the issuance and sale of shares in ECtel in connection with the NetEye transaction.

Loss from Continuing Operations Before Taxes on Income

      The loss from continuing operations before taxes amounted to $85.7 million in 2002, compared with $349.7 million in 2001. The margin of loss from continuing operations before taxes on income to revenues decreased to 14.2% in 2002 from 40.1% in 2001.

Loss from Discontinued Operations

      The loss from discontinued operations in 2002 was $65.8 million, which consisted of a loss from the InnoWave operations of $77.4 million, partly offset by a gain to ECI of $11.6 million from the operations of ECtel's government surveillance business.

      The loss from discontinued operations in 2001 was $61.9 million. This amount comprised a loss of $65.1 million from the InnoWave operations, partly offset by a gain of $2.1 million from the operations of ECtel's government surveillance business and a gain of $1.1 million derived from the Company's former DNI (Data Networking/Internet) operations.

      Of the loss attributed to InnoWave in 2002, $36.6 million represented a decline in goodwill incurred as the cumulative effect of a change in accounting policy and $22.7 million represented the impairment of goodwill related to the discontinued operations.

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

Net Loss

      In 2002, we reported a net loss of $162.5 million, compared to a net loss of $412.4 million in 2001, a decrease of 60.4%.

      The weighted average number of shares outstanding, used to compute basic earnings per share, rose to 105.5 million in 2002 from 92.9 million in 2001, due to the issuance of 13.2 million shares in the private placement of February 2002 and the acquisition of shares by our employees under our employee share purchase plans. As employees' stock options were out of the money, no stock options were exercised in 2002. In both 2002 and 2001, the diluted losses per share and the diluted weighted average number of shares outstanding were the same as the basic figures, in light of our net loss for such years. Net loss per share decreased in 2002 to $1.54 from a loss of $4.44 per share in 2001. Loss per share from continuing operations decreased in 2002 to $0.91 from a loss of $3.79 per share in 2001. Loss per share from discontinued operations was $0.62 per share in 2002, compared with $0.67 per share in 2001.

LIQUIDITY AND CAPITAL RESOURCES

      Cash, cash equivalents and short-term investments as at December 31, 2003 were $190.3 million (including short term investments of $44.9 million), compared to $363.5 million as at December 31, 2002 (including short term investments of $6.8 million), a decrease of $173.2 million. This decrease was primarily a result of the use of cash to repay $100.0 million of long term loans and $70.0 million of short term loans. We also hold long-term deposits and marketable securities that, as at December 31, 2003, were $65.8 million. (At December 31, 2002 we did not have such items in the balance sheet.) The majority of these holdings could be liquidated immediately or at short notice, subject to market conditions. Our policy is generally to hold these securities until maturity.

      As a result of our distributing 7.6 million of our shares in ECtel to our shareholders in May 2004, reducing our interest in ECtel to 16%, we will cease consolidating ECtel in our financial statements. As at March 31, 2004, ECtel's cash, cash equivalents and marketable securities were approximately $62.1 millions, compared to $36.3 million as at December 31, 2003. The increase was a result of ECtel's sale of its governmental surveillance business, partly offset by cash used in its operations. Our consolidated cash levels will accordingly decrease as a result of our ceasing to consolidate ECtel.

      Cash generated from operations for the year ended December 31, 2003 was $75.0 million, compared to $191.3 million generated from operations for the year ended December 31, 2002. The primary reason for the reduced level of cash generation in 2003 was a smaller reduction in trade receivables and inventory items compared to 2002. Our trade receivables (including non-current maturities of bank deposits and trade receivables) decreased by $69.1 million, compared to a decrease of $112.1 million in 2002. In addition, our inventory levels decreased by $24.1 million compared, to a decrease of $113.1 million in 2002.

      Working capital as at December 31, 2003 decreased to $310.2 million from $366.2 million as at December 31, 2002. Apart from the decrease in receivables and inventories, the decrease in working capital was due primarily to a decrease in cash and cash equivalent levels, which was partly offset by a corresponding decrease in short-term loans and an increase in our long-term deposits and marketable securities as a result of adopting a new investment policy.

      Inventories decreased to $123.0 million as at December 31, 2003 from $149.7 million as at December 31, 2002. The decrease in inventories resulted from the utilization of existing stock and materials for current sales in both the Optical Network Division and the Broadband Access Division. The decrease in inventory was most marked in the Optical Networks Division, with a smaller decrease in the Broadband Access Division.

      Current liabilities decreased by $211.8 million in 2003 to $205.4 million as at December 31, 2003 from $417.2 million as at December 31, 2002. This decrease was primarily due to the $170.0 million repayment of loans and reclassification of $30.0 million of loans from current liabilities to long-term liabilities as a result of an agreement with the lending banks, which amended the facility agreement signed in February 2001. Trade and other payables decreased in 2003 by $0.3 million.

      Total borrowings decreased to $60.0 million as at December 31, 2003 from $230.0 million as at December 31, 2002. Of this amount, $30.0 million of the reduction resulted from maturity of long term borrowings that were repayable in 2004, and the balance consisted of long term borrowings.

      Credit Facility. On February 5, 2001, we signed a facility agreement with two Israeli banks in the amount of $300.0 million, bearing interest of three month LIBOR+0.8% per year. The loan was repayable in 15 equal quarterly installments beginning June 2002. As at December 31, 2001, we had borrowed $250.0 million under this facility. During 2002, we repaid $90.0 million of the loan, including an early repayment of $50.0 million, leaving a balance due at December 31, 2002 of $160.0 million. During 2003, we repaid $21.8 million on March 31, 2003 and, pursuant to a letter agreement entered into with the banks on May 28, 2003, we repaid a further $38.2 million on May 29, 2003 and $40.0 million on June 30, 2003, leaving a balance of $60.0 million. Pursuant to the letter agreement, the balance of $60.0 million (which is the balance at December 31, 2003) bears interest at an increased interest rate of LIBOR plus up to 2% per year, and is required to be repaid in eight equal quarterly installments beginning March 2004. However, we repaid $7.5 million of the loan on March 31, 2004, and $15.0 million on April 1, 2004, leaving a balance due under the facility of $37.5 million.

      Under the facility agreement, we provided certain security for the loan, including mortgages on our real estate in Israel and a pledge on our shares in ECtel (part of such pledge being released to enable us to distribute 7.6 million of our ECtel shares to our shareholders). Subsequently, we also pledged our shares and certain contingent interests in Veraz Networks and, pursuant to the terms of the letter agreement, we granted the banks a floating charge on our assets as security for all indebtedness, from time to time, due to the banks. In addition, the facility agreement contained other provisions, such as prepayment terms, financial covenants, restrictive covenants, including negative pledges, as well as a number of covenants, typically contained in facility agreements of this type, relating to various aspects of our financial condition including, among others, various financial ratios. We were not in compliance with two of the financial ratio covenants under the facility agreement, both relating to operating earnings, at December 31, 2001 and 2002.

      Financial covenants contained in the facility agreement were eased by the letter agreement (although two new financial covenants were introduced) and, effective from June 30, 2003 through December 31, 2003, we were no longer in default in respect of the two financial ratio covenants referred to above, as these were suspended until the end of 2003, and from January 2004, they are less burdensome and we are in compliance.

      The letter agreement sets out the principles of further amendment to the facility agreement that are to be incorporated into an amended and restated facility agreement. Until such agreement is entered into, the letter agreement functions as an amendment to the facility agreement. We are in the final stages of signing and closing the amended and restated facility agreement. It is intended that the proposed new agreement will provide for one or more term loans of up to an aggregate principal amount of $50 million, including outstanding loans carried over from the previous facility agreement. Such loans will be available, so long as we satisfy certain financial ratios. They will bear interest at an interest rate of up to LIBOR plus 2% per year and any new loans will be required to be repaid in eight equal quarterly installments from the date of the new borrowing. (See also Item 10 - "Additional Information" under the caption "Material Contracts" -" Facility Agreement".)

      Apart from the borrowings due under the facility agreement, short-term borrowings under lines of credit, including with one of the banks party to the facility agreement, was $70.0 million as at December 31, 2002. These lines of credit, at interest rates ranging on average from LIBOR+0.75% to LIBOR+1.9%, were not firmly committed by the banks, but a roll-over occurred from period to period. In January 2003, we repaid $25.0 million of short-term borrowings, in May 2003, we repaid a further $30.0 million, and in June 2003, we repaid the balance of $15.0 million. The letter agreement mentioned above also provided us with the right to negotiate terms to borrow up to $30.0 million in short-term borrowings and it is intended that the proposed amended and restated facility agreement will contain a similar provision. We are currently in negotiations with the banks regarding proposed credit facilities of up to $20 million, as permitted under these provisions.

      From time to time, we sell trade accounts receivable to unaffiliated financial institutions. During 2003, we sold trade account receivables aggregating $16.7 million to these institutions. Our ability to sell such receivables to the financial institutions on current terms and conditions is uncertain and is dependent on the creditworthiness of the customers involved, the credit risks in the specific countries concerned and the institutions' policies from time to time.

      On December 31, 2003, our cash, including cash and cash equivalents, short and long term deposits and marketable securities, equaled $256.1 million. This amount consisted of investments in bank deposits and marketable securities, which are mainly U.S. government and investment grade corporate bonds.

      Outlook. Based on our current cash flow projections, our available cash, cash equivalents, short-term investments, working capital, the proposed amended and restated facility agreement and the proposed short term credit facility with our principal banks, we believe that we have sufficient resources to meet our working capital needs, commitments and other liquidity requirements associated with our existing operations for at least the next 12 months. In addition, there are no transactions, arrangements or other relationships with unconsolidated entities or other persons that will materially affect liquidity or the availability of, or requirement for, capital resources.

Recently Enacted Accounting Standards

      SFAS No. 150. In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of SFAS No. 150 and still existing at the beginning of the interim period of adoption. Restatement is not permitted. For non-public entities, mandatorily redeemable financial instruments are subject to the provisions of SFAS No. 150 for the first fiscal period beginning after December 15, 2003. FASB staff position 150-3 defers the effective date of FASB 150 for certain mandatory controlling interests. The adoption of SFAS 150 does not impact our financial position and results of operations.

      FASB Interpretation No. 46. In December 2003, the FASB issued FASB Interpretation No. 46 (Revised December 2003), "Consolidation of Variable Interest Entities" ("FIN 46R"). FIN 46R addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, "Consolidation of Variable Interest Entities", which was issued in January 2003. We are required to apply FIN 46R to variable interests in Variable Interest Entities, or VIEs, no later than March 31, 2004. For any VIEs that must be consolidated under FIN 46R the assets, liabilities and non-controlling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and non-controlling interest of the VIE. The adoption of FIN 46R does not impact our financial position and results of operations.

Impact of Related Party Transactions

      We have entered into a number of agreements, including operating agreements, with related parties. Most of the agreements relate to the provision by us of services or components to the other parties to the agreements. None of the agreements are material to our operations. The pricing of these transactions was arrived at based on negotiations between the parties. Members of our management reviewed the pricing of the agreements and confirmed that they were not less favorable to us than could have been obtained from unaffiliated third parties. (See Item 7 - "Major Shareholders and Related Party Transactions" under the caption "Related Party Transactions" for information on our transactions with related parties).

Impact of Devaluation, Inflation and Currency Fluctuations

      As stated above, a portion of our sales, purchases and expenses are made or incurred in non-dollar currencies, and accordingly, we maintain non-dollar balances of assets and liabilities, including accounts receivable and payable balances and contracts in the course of completion related to sales made in non-dollar currencies. Our general policy is to attempt to match our non-dollar assets with corresponding non-dollar liabilities and to hedge most of the financial exposure arising from the existence of excess non-dollar balances and the volatility of exchange rates in world markets. In addition, sales to Europe are frequently made in local currencies, particularly the Euro and the UK Pound Sterling. Thus, our competitive position in the countries in which sales are made in these currencies and future results of operations could be adversely affected if the dollar significantly increased in value relative to such currencies. We enter into foreign currency forward contracts and put and call option contracts to reduce the impact of fluctuations of certain currencies against the dollar. However, such hedging cannot eliminate entirely the adverse impact on our competitive position and results of operations that would result from a sustained increase in the value of the dollar relative to other currencies. We maintain a portion of our cash balances in shekel-denominated securities linked to the Israeli Consumer Price Index, or CPI, in order to partly offset the increase in shekel-denominated expenses resulting from local inflation. The dollar value of such securities as reported in our financial statements would decline immediately following a devaluation of the shekel and thereafter would tend to increase in accordance with upward adjustments in the CPI. (See below for details of devaluation rates. See also Item 11 - "Quantitative and Qualitative Disclosure about Market Risk")

      Since the majority of our sales revenues are in non-Israeli currencies, our expenses are incurred in both Israeli and non-Israeli currencies and our working capital is maintained in both Israeli and non-Israeli currencies, the results of our operations are affected by several interrelated factors, including our effective corporate tax rate in several jurisdictions, the rate of devaluation of various currencies in relation to the dollar and the export policies of the Israeli Government.

      The following table below sets forth the annual rate of inflation in Israel, the annual rate of devaluation (or, as in 2003, 2000 and 1999, appreciation) of the shekel against the dollar and the gap between them, representing Israel's effective inflation (or devaluation) rate, for the years indicated:

                                                                    YEAR ENDED DECEMBER 31,
                                                ----------------------------------------------------------------
                                                   2003         2002         2001          2000         1999
                                                ----------------------------------------------------------------
Inflation..................................          (1.9%)      6.5%         1.4%         0%            1.3%
Devaluation (appreciation).................          (7.6%)      7.3%         9.3%        (2.7%)        (0.2%)
Inflation (devaluation) gap................           5.7%      (0.8%)       (7.9%)        2.7%          1.5%

      The representative exchange rate for converting the shekel (NIS) into dollars, as reported by the Bank of Israel on December 31, 2003, was NIS 4.379 equals $1.00.

      The dollar cost of our operations is influenced by the extent that any inflation in Israel is or is not offset, or is offset on a lagging basis, by the devaluation of the shekel in relation to the dollar. When the rate of inflation in Israel exceeds the rate of devaluation of the shekel against the dollar, companies experience increases in the dollar cost of their operations in Israel. Unless offset by a devaluation of the shekel, inflation in Israel will have a negative effect on our profitability, since we receive payment in dollars or dollar-linked shekels for all of our sales while incurring a portion of our expenses, principally salaries and related personnel expenses, in shekels.

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

Effective Corporate Tax Rate

      Israeli companies are generally subject to tax at the rate of 36.0% on taxable income. However, the effective tax rate payable by a company that derives income from an approved enterprise (under the Law for the Encouragement of Capital Investments, 1959 (the "Investments Law")) may be considerably lower. Since a major part of our Israeli operations have been granted "approved enterprise" status, we are subject to taxation on income from these operations at appreciably reduced rates applicable to these types of enterprises. Since we currently have substantial carryforward operating losses from earlier years and therefore have no taxable income, these tax benefits will only apply to any taxable income we may realize in the future after offsetting all carryforward losses. Under the Income Tax (Inflationary Adjustments) Law, 1985, results for tax purposes are measured in real terms, in accordance with the CPI, or in the exchange rate of the dollar for a "Foreign Investors' Company", as defined by the Investments Law. We have elected to measure our results on the basis of the changes in the Israeli CPI.

      Under the Investments Law, we also qualify as a "Foreign Investors' Company", resulting in a further reduction in the rate of company tax applicable to taxable income from the approved enterprise and, in respect of a portion of such taxable income, an extension of the period during which the benefits of approved enterprise status are applicable to the earlier of 7 or 10 years from the date we first report taxable income from the facilities for which approval is sought (depending on the geographic location of the facilities), 12 years from the date the facilities are first put into operation or 14 years from the date of approval of a particular investment. Based on our information as to share ownership as at December 31, 2003 and December 31, 2002, our tax rate for 2003 and 2002 applicable to our taxable income derived from approved enterprises was 25.0%, as compared to 20.0% in 2001.

      During the years 2003, 2002 and 2001, we incurred net losses from our operations and accordingly, in 2003 and 2002, we received tax refunds, and in 2001, our tax rate was minimal. Our future effective tax rate in Israel will depend on the "approved enterprise" portion of our earnings, the percentage of share ownership by nonresidents of Israel and the relationship between local inflation in Israel and the existing exchange rate of the dollar to the shekel. The Investments Law will expire on June 30, 2004, unless its terms are extended. Accordingly requests for new programs or expansions that are not approved on or before June 30, 2004 will not confer any tax benefits, unless the term of the law is extended. At December 31, 2003, we had accumulated operating loss carryforward for tax purposes amounting to approximately $393.4 million. These operating losses are available indefinitely to offset future taxable business income. In addition, as of December 31, 2003, our capital loss carryforwards for tax purposes were $139.4 million. The vast majority of these capital losses are available indefinitely to offset future capital gains.

      On June 2, 2004, a bill was the introduced into the Israeli parliament proposing, among other things, changes to the corporate tax rate. This bill proposes to reduce the corporate tax rate from 36% to 35% for the 2004 tax year, 34% for the 2005 tax year, 32% for the 2006 tax year and 30% for the 2007 tax year and thereafter. In order to enact the bill as law, the bill must be approved by the Israeli parliament and published. The bill might be modified prior to enactment or might not be enacted at all. Accordingly, we cannot predict the consequences of the bills to us.

      All of our foreign subsidiaries are subject to income tax in their respective locations. If the earnings of these subsidiaries increase, our average tax rate may increase.

RESEARCH AND DEVELOPMENT

      In order to accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing product lines, develop new product lines and customize our products to meet our customers' needs. As of December 31, 2003, we had 644 employees (including 104 ECtel employees) engaged primarily in research and development activities, compared to 819 in 2002 and 1,139 in 2001 (which latter figures also included employees of InnoWave).

Grants from the Israeli Office of the Chief Scientist

      Under the Encouragement of Research and Development in Industry Law, 5744-1984, commonly referred to as the R&D Law, research and development programs that meet specified criteria and are approved by the research committee of the Office of the Chief Scientist of Israel's Ministry of Industry, Trade & Labor are eligible for grants generally of 20% to 50% of certain approved expenditures of such programs, as determined by the committee.

      In exchange, the recipient of the grants is required to pay the Office of the Chief Scientist royalties emanating from products incorporating know-how developed within the framework of each program or derived therefrom (including ancillary services in connection therewith), up to an aggregate of 100% of the dollar-linked value of the total grants received in respect of such program, plus interest, unless the recipient manufactures the product outside Israel, in which case additional royalties are payable, as mentioned below.

      The terms of the Israeli government participation also require that the manufacture of products developed with government grants be performed in Israel, unless otherwise approved by the research committee. If any of the manufacturing is performed outside of Israel, we would ordinarily be required to pay royalties at an increased rate and to increase the aggregate repayment amount by between 120% and 300%, depending upon the manufacturing volume that is performed outside of Israel.

      Effective April 1, 2003, the R&D Law also allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the research committee is convinced that doing so is essential for the execution of the program. This declaration will be a significant factor in the determination of the Office of Chief Scientist whether to approve a program and the amount and other terms of benefits to be granted. For example, the increased royalty rate and repayment amount will be required in such cases.

      The R&D Law also provides that the know-how developed under an approved research and development program may not be transferred to third parties in Israel without prior approval of the research committee. This approval, however, is not required for the sale or export of any products resulting from such research and development. Approval of such transfer of know-how may be granted in specific circumstances, only if the recipient abides by the provisions of the R&D Law and related regulations, including the restrictions on the transfer of know-how and the obligation to pay royalties in an amount that may be increased. We cannot assure you that any such consent, if requested, will be granted. The R&D Law further provides that the know-how developed under an approved research and development program may not be transferred to any third parties outside Israel.

      The R&D Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law requires the grant recipient and its controlling shareholders and interested parties to notify the Office of the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new interested party to undertake to the Office of the Chief Scientist to comply with the R&D Law. In addition, the rules of the Office of the Chief Scientist may require prior approval of the Office of the Chief Scientist or additional information or representations in respect of certain of such events. For this purpose, "control" is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company. A person is presumed to have control if such person holds 50% or more of the means of control of a company. "Means of control" refers to voting rights and the right to appoint directors or the chief executive officer. An "interested party" of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors. Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the Office of the Chief Scientist that it has become an interested party and to sign an undertaking to comply with the R&D Law.

      The funds available for Office of the Chief Scientist grants out of the annual budget of the State of Israel were reduced in 1998, and the Israeli authorities have indicated in the past that the government may further reduce or abolish Office of the Chief Scientist grants in the future. Even if these grants are maintained, we cannot presently predict what would be the amounts of grants, if any, that we might receive in future years. The grants to us from the Office of the Chief Scientist for 2004 will be significantly less than we received in 2003 and we expect that those grants, as a percentage of our total research and development expenses, will decrease in future periods.

      The following table shows the amounts and relative percentages of our total research and development expenditures and the royalty-bearing participations (continuing operations only) that we received from the Office of the Chief Scientist for the years indicated:

                                                            2003                    2002                      2001
                                                     --------------------   -------------------   ------------------------
                                                                  (DOLLARS IN MILLIONS, EXCEPT PERCENTAGES)

  Total expenditure incurred                         $87.5       20.8%(2)    $112.1    18.6%(2)    $150.9       17.3%(2)
  Less royalty-bearing participations,
   from the Office of the Chief Scientist            $15.4       17.6%(3)     $22.7    20.3%(3)     $30.1       20.0%(3)
                                                     -----       ----         -----    ----        ------       ----
  Net Expenditure                                    $72.1       17.1%(2)     $89.3    14.8%(2)    $120.8       13.9%(2)
                                                     =====       ====         =====    ====        ======       ====

(1) Excludes purchase of in-process research and development of $0.9 million in 2001.
(2)   Percentage indicates the ratio of the relevant item to total revenues.
(3) Percentage indicates the ratio of the participations to total research and development expenditure incurred (as shown).

      We pay royalties to the Office of the Chief Scientist only if the project yields revenues. The royalty rates paid during 2000 through 2003 (all in respect of grants made prior to January 2002) were 3.0% of sales in the first three years of sales and 3.5% thereafter. The royalty rates to be paid by us as of 2004 are 3.0%, 3.5% and 5.0%, as applicable to the specific plans. Our contingent liability for royalties to the Office of the Chief Scientist from future sales relating to grants received or accrued, net of royalties which have already been paid, amounted to approximately $137.0 million (excluding interest) as of December 31, 2003.

      For the last three years, we have paid or accrued royalties to the Chief Scientist as follows:

                     YEAR                     ROYALTIES PAID OR ACCRUED
                                                    (IN MILLIONS)
                     2001                               $14.5
                     2002                               $10.3
                     2003                               ($1.0)

      In 2003, we reached an agreement with the Office of the Chief Scientist according to which we would be credited with the amounts of the excess royalties that were paid in respect of the sale of certain products in prior years. Such credits amounted to $6.3 million, which resulted in us being entitled to an aggregate refund in 2003 of approximately $1.0 million, as set forth in the above table.

      In 2001, our Broadband Access Division (then known as Inovia) reached an understanding with the Office of the Chief Scientist, according to which the Office of the Chief Scientist was paid the sum of $8.4 million, without dependency on the existence of future sales, which constituted full and final settlement of any royalty liability and debt that such division may have had to the Office of the Chief Scientist, although the division remains subject to the other provisions of the R&D Law. As a result, an expense in this amount was included in the financial statements for 2001.

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

      From time to time since 1987, Israel has experienced civil unrest from the Palestinian Arab population in the territories that Israel has administered following the Six Day War of 1967 (the "Territories"). Israel signed peace treaties with two of its principal Arab neighbors, Egypt in 1979 and Jordan in 1994, but has failed to reach agreement with most other Arab states, including neighboring Syria and Lebanon. Commencing 1993, Israel entered into several agreements with the Palestine Liberation Organization (the "PLO") relating to the Territories. Pursuant to these agreements, civil administration (and in some areas, also military administration) of a significant part of the Territories, including the major areas of population, was transferred by Israel to a self-rule Palestinian Authority (the "PA"). However, important issues between Israel and the PA remained unresolved and, beginning in September 2000, the overall relationship and security situation between Israel and the Palestinians has deteriorated significantly. This has been marked by numerous terrorist attacks and acts of violence initiated by various Palestinian organizations directed against Israel and its citizens. Israel has responded with military action in its endeavor to prevent further attacks, including Israel periodically reassuming military control over certain areas that had been administered by the PA, and has commenced the construction of a security fence, the route of which has been the subject of a great deal of controversy. The current security situation has adversely affected the Israeli economy and has strained Israel's relationship with the Palestinian Arabs, its own Arab citizens, Arab countries and, to some extent, with other countries around the world. In addition, several countries restrict doing business with Israel and Israeli companies, which restrictions may seriously harm our operating results, financial condition or the expansion of our business. Although an internationally sponsored outline plan for peace between Israel and the Palestinians, known as the Road Map, which is intended to lead to the creation of a Palestinian state by 2005, was endorsed in 2003 by the Palestinians and conditionally endorsed by Israel, no predictions can be made as to whether or when a final resolution of the area's problems will be achieved or the nature thereof and to what extent the situation will impact Israel's economic development or our operations.

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

TREND INFORMATION

Business Trends

      Beginning in the year 2000, the deterioration of the global economy in general, and economic uncertainty in the telecommunications market in particular, resulted in a reduction in capital investment by telecommunications carriers and service providers. Several major telecommunications service providers failed or suspended operations, as did many new and small service providers. In addition, existing service providers reduced or delayed expenditures on new equipment and applications. The collapse of telecommunications service providers, such as MCI Worldcom and Global Crossing, as well as the weakened financial position of many other service providers, led to further deterioration in telecommunications market. Many companies, including current and potential customers of ours, indicated that they would postpone or decrease further capital investment. This decline in capital expenditures resulted in a significant reduction in our revenues and the average selling price of our products. In response to this trend, and as many other telecommunications equipment vendors in Europe have done, we substantially reduced the number of our employees and sold certain of our operations, in particular NGTS and InnoWave.

      Beginning the second half of 2003 and the first quarter of 2004, the industry has shown signs of recovery. We have also shown improvements in our sales performance. Some markets have shown growth, including Russia, India and China. We believe that the expansion of the European Union may also provide positive market trends. While these recent trends are positive, we cannot assure you that positive indicators will continue.

Consolidation in the Telecommunication Industry

      There are indications that consolidation is occurring, both on the part of service providers and also on the part of equipment vendors. Examples on the service provider side include:

      o     the purchase by Cingular Wireless of AT&T Wireless;

      o the sales of AT&T business units in Latin America to the Carso (Telmex) Group; and

      o the sale of Bell South Wireless Operations in South America to Telefonica.

      These examples in the Americas could be indicative of the trends to consolidation worldwide. This would reduce the number of carriers, which are our potential customers, and also place downward pressure on equipment prices.

      On the supplier side, there is an indication that suppliers need to grow their product portfolio by some form of consolidation and joint marketing. The Lucent-Jupiter cooperation is an example. Nortel has announced joint marketing agreements with three vendors, one of which is ECI, in the Access Network arena.


OFF-BALANCE SHEET ARRANGEMENTS

      We have various off balance-sheet arrangements made in the ordinary course of business, consisting primarily of lease obligations, unconditional purchase obligations and other long-term obligations, details of which are set forth in the table appearing below under the caption "Tabular Disclosure of Contractual Obligations".

      In addition, in the ordinary course of business, we have various commercial commitments, primarily performance bonds, warranty bonds, advance payment bonds, standby letters of credit and tender guarantees, amounting in the aggregate to approximately $35 million.

      We do not believe that these arrangements and commitments are material off-balance sheet arrangements, as defined in Item 5.E of the instructions to Form 20-F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

      The following table sets forth information on our short-term and long term contractual obligations as at December 31, 2003:


           Contractual Obligations(1)                       Payments due by period (dollars in millions)
--------------------------------------------------------------------------------------------------------------------
                                                     Total      Less than    1-3 years    3-5 years  After 5 years
                                                                 1 year
                                                  ==================================================================
Balance Sheet Obligations
--------------------------------------------------------------------------------------------------------------------
   Long-term debt obligations (including current       $60.0        $30.0        $30.0          -            -
   maturities)(2)
--------------------------------------------------------------------------------------------------------------------
   Trade payables                                      $56.7        $56.7          -            -            -
--------------------------------------------------------------------------------------------------------------------
   Other payables and accrued liabilities(3)(4)       $118.0       $118.0                       -            -
--------------------------------------------------------------------------------------------------------------------
   Employee severance payments, net(5)                 $26.6         $4.7         $7.8         $6.7         $7.4
--------------------------------------------------------------------------------------------------------------------
Off Balance Sheet Obligations
--------------------------------------------------------------------------------------------------------------------
   Operating lease obligations(6)                      $38.0        $13.9        $13.7         $5.9         $4.5
--------------------------------------------------------------------------------------------------------------------
   Unconditional purchase obligations(7)               $68.9        $68.9                       -            -
--------------------------------------------------------------------------------------------------------------------
   Other long-term obligations (8)                     $33.2         $8.3        $16.6         $8.3          -
====================================================================================================================
Total contractual cash obligations                    $401.4       $300.5        $68.1        $20.9        $11.9
====================================================================================================================

(1) This table does not include amounts owed in respect of automobile leases because the cost of canceling these leases is considered to be immaterial.

(2) Comprises $30.0 million current maturity of long-term debt and $30.0 million of long-term debt to be repaid during 2005. On March 31, 2004, we reduced our indebtedness by $7.5 million and on April 1, 2004 by a further $15 million.

(3) Comprising $31.0 million employee and social benefits, $31.8 million accrued expenses, $17.9 commissions and various other obligations.

(4) Not including any provision for potential claim under Israel's Restrictive Trade Practices Law. (See Notes 9B. and 11A.3. to our consolidated financial statements incorporated by reference into this annual report and
      Item 8 - "Financial Information" - "Legal Proceedings" under the caption "Restrictive Trade Practices".)

(5) Includes, primarily, amounts to be paid in connection with the early retirement of employees.

(6) Future rent payments under various lease real property agreements that expire from 2004 through 2021.

(7) Includes commitments for the purchase of manufacturing services and materials from various suppliers and subcontractors, and the acquisition of property, plant and machinery.

(8) Includes payment obligations for the provision of all our IT operations until December 31, 2007, estimated to be between $7.8 million and $8.8 million per annum.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

      The following table lists our senior management:

           NAME              AGE                                         POSITION
------------------------   ------- ----------------------------------------------------------------------
Doron Inbar                  54    President and Chief Executive Officer
Giora Bitan                  50    Executive Vice President and Chief Financial Officer
Pinchas Chaviv               45    Executive Vice President; General Manager, Broadband Access Division
Eran Dariel                  43    Executive Vice President; General Manager, Optical Networks Division
Ruben G. Markus              49    Executive Vice President, Sales, Strategy and Business Development

      Doron Inbar has been employed by ECI since 1983, and became its President in November 1999 and its Chief Executive Officer in February 2000. During his first eleven years with ECI, he served in various positions at its wholly-owned U.S. subsidiary, ECI Telecom, Inc., including Executive Vice President and General Manager. In July 1994, Mr. Inbar returned to Israel to become Vice President, Corporate Budget, Control and Subsidiaries. In June 1996, Mr. Inbar was appointed Senior Vice President and Chief Financial Officer, and he became Executive Vice President in January 1999. Mr. Inbar was a director of ECI from September 2000 until November 2001. He holds a bachelors degree in economics and business administration from Bar-Ilan University, Israel.

      Giora Bitan was appointed Executive Vice President and Chief Financial Officer upon joining ECI in August 2002. Previously he was for five years a General Partner at Giza Venture Capital, a leading Israeli venture capital group, where he focused on investments in the communications and software sectors. Prior thereto, for fourteen years, Mr. Bitan held various positions in senior management at Scitex Corporation Ltd., serving as its Executive Vice President and Chief Financial Officer from 1987 until 1996. He is also a director of ECtel and Veraz Networks. Mr. Bitan holds a bachelors degree in economics and international relations from the Hebrew University of Jerusalem and a masters degree in business administration from the University of California, at Los Angeles.

      Pinchas Chaviv was appointed an Executive Vice President of ECI and General Manager of the Broadband Access Division (initially known as the Inovia Broadband Access Division) on its formation at the end of 2002. He had previously served, since January 2001, as President and CEO of ECI's wholly-owned Inovia Telecoms Ltd.. Before that he was Vice President and General Manager, Access Solutions since 1999. He has been employed by ECI since 1986 in various positions in research and development and project management, the last one being Associate Vice President of the Hi-FOCus project. He holds a bachelors degree in electrical engineering from the Technion and a masters degree in business administration from Harvard Business School.

      Eran Dariel was appointed an Executive Vice President of ECI and General Manager of the Optical Networks Division (initially known as the Lightscape Optical Networks Division) on its formation at the end of 2002. He had previously served, since January 2001, as President and CEO of ECI's wholly-owned Lightscape Networks Ltd.. Before that he was Vice President and General Manager, Network Systems since January 2000. From 1997 to 1999, Mr. Dariel was Associate Vice President Marketing & Business Development in the Networks Systems SBU, and from 1994 to 1997 he was Associate Vice President Systems and Technology in the same SBU. Mr. Dariel has been employed by ECI since 1992. He holds a bachelors degree and a masters degree in electronics, both from Ben-Gurion University.

      Ruben G. Markus was appointed Executive Vice President, Sales, Strategy and Business Development of ECI at the beginning of 2003, having previously served, since January 2001, as President and CEO of ECI's wholly-owned Enavis Networks Ltd.. Before that and prior to the merger of ECI and TTL, he served as Corporate Vice President and General Manager, Transport Networks Systems of TTL from 1996. Prior thereto, Mr. Markus served as Vice President and General Manager, Transport Systems Business Unit from 1993 and prior thereto, he served as Research and Development Manager for the T:DAX Project from 1989. He holds a bachelors degree and masters degree in electrical engineering and a masters degree in business administration, all from Tel Aviv University.

      The following table lists our directors:


         NAME                       AGE       DIRECTOR SINCE                             POSITION
------------------------------     -----      ----------------     -------------------------------------------------
Shlomo Dovrat(1)                     44       February, 2002       Director, Chairman of the Board of Directors
Jonathan B. Kolber(2)                42       January, 1990        Director, Chairman of the Executive Committee
Danny Biran(2)                       61       August, 1999         Director
Yocheved Dvir(3)                     51       February, 2003       Director, Chairperson of the Audit Committee.
Colin R. Green                       55       May, 2002            Director
Richard T. Liebhaber                 69       May, 2002            Director
Avner Naveh (3)                      54       September, 2000      Director
Meir Shannie                         58       February, 2001       Director
Casimir Skrzypczak                   63       July, 2002           Director
Gerd Tenzer                          60       August, 2003         Director


---------------------------

(1) Director directly appointed by the Purchasers pursuant to the terms of the Subscription Agreement of December 6, 2001, described below in this Item 6 under the caption "Board Practices."

(2) An officer of Koor Industries Ltd., or Koor, the parent company of M.A.G.M. Chemistry Holdings Ltd. (For details of an agreement between Koor and Clal containing provisions relating to the election of directors, see
      Item 7 "Major Shareholders and Related Party Transactions" under the caption "Major Shareholders.")

(3)   An "external director" pursuant to the Companies Law.

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

      Jonathan B. Kolber has been Chairman of the executive committee of our board of directors since 1997 and was Chairman of our board from 1997 until January 2002. He has served as the Chief Executive Officer of Koor since 1998 and was Vice Chairman of Koor from 1998 until March 2003. Mr. Kolber was associated with Cemp Investments from 1985 to 1987 and was a Vice President of Claridge Inc. from 1986 to 1990. He serves as a director of a number of Israeli companies, including Makhteshim-Agan Industries Ltd. or Makhteshim, Sheraton Moriah (Israel) Ltd. and Knafaim-Arkia Holdings Ltd. or Knafaim. Mr. Kolber holds a bachelors degree in Near Eastern languages and civilizations from Harvard University and a certificate in advanced Arabic from the American University of Cairo.

      Danny Biran has been President of Koor since 1998, and was a director of Koor from 1997 until February 2000. From April 2003, he has also served as Chief Executive Officer of Elisa Electronics Systems Ltd. In addition, Mr. Biran serves as the Chairman of the board or a director of a number of Israeli and North American companies, including Makhteshim, Knafaim and various other affiliates of Koor. He served as a senior executive in the Office of the Prime Minister in Israel for more than twenty-five years. Mr. Biran is a graduate of the Law faculty of Tel Aviv University and is a member of the Israel Bar Association.

      Yocheved (Yochi) Dvir has been an independent strategic consultant to various projects since August 2002. Prior to then she was a Senior Vice President of the Migdal Group, one of Israel's foremost insurance groups, since 1992. She joined the Migdal Group in 1981 and held a number of senior financial and management positions, including Head of the Economics Department from 1986 to 1988, Head of the Corporate Office from 1989 to 1992, Head of the General Insurance Division and Corporate Office from 1993 to 1997, Head of the Finance Division (chief financial officer) from 1997 to November 1999 and Head of the group's Strategic Development Division and Marketing Array and a Risk Manager from November 1999 to July 2000. Ms. Dvir serves on the boards of directors of a number of Israeli companies including Menorah Insurance Company Ltd., Elite Industries Ltd. or Elite, and Sapiens International Corporation N.V. She holds bachelors degrees in economics and statistics from the University of Haifa, Israel, and has completed second degree studies in statistics (operations research) at the Hebrew University of Jerusalem.

      Colin R. Green held various senior executive positions with British Telecommunications plc, or BT, until his retirement in April 2002, including Group Commercial Director and Secretary from 1999 to 2002, Secretary and Chief Legal Advisor from 1994 to 1999, Chief Legal Advisor from 1989 to 1994, and Director, Commercial Legal Department from 1985 to 1989. He was responsible for the legal aspects of BT's public offerings in the United Kingdom and abroad between 1984 and 1993 and subsequently handled all BT's major acquisitions and dispositions in the United Kingdom and the United States. Mr. Green served as a director of a number of BT subsidiaries and joint ventures, was Chairman of BT's Spanish subsidiary and was a member of BT's Executive Committee from 1996 to 2002. He is Chairman of the Hermes Group Pension Fund and Green Aid, a trustee of Nightingale House and an advisor to a number of Israeli high technology companies. Mr. Green holds a bachelors degree in law from the London School of Economics and is admitted as a solicitor in England and Wales.

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

      Avner Naveh retired in 2000 from the Israeli Air Force, or the IAF, with the rank of Brigadier General. Beginning in 1969, he served as a fighter pilot and an officer in a wide variety of positions on bases and at the IAF headquarters. From 1998 to 2000, Mr. Naveh was IAF Chief of Staff and Deputy Commander, responsible for the Air Force's strategic planning and annual work program. He is active in international business development for Israeli defense and other industries and is a director of Inter-Gamma Investments Ltd. Mr. Naveh holds a bachelors degree in economics and business administration from Bar Ilan University, Israel.

      Meir Shannie served as President and Chief Executive Officer of CII from January 2001 until June 2003. From 1997 until his appointment at CII, he was an independent businessman, engaged, primarily, in consulting to a number of Israeli business ventures and companies. Previously he served as the Active Chairman of Israel Direct Insurance Ltd. from 1993. From 1987 to 1989 Mr. Shannie was the managing director of Elite and currently serves as a member of its board of directors, and from 1978 to 1985 he was the managing director of Clal Insurance Company Ltd. Mr. Shannie holds a bachelors degree in accounting and economics and a masters degree in business administration, both from the Tel Aviv University.

      Casimir Skrzypczak has been a general partner at Global Assets Capital, a venture capital fund headquartered in California, since July 2001. From November 1999 until July 2001, he was Senior Vice President - Customer Advocacy at Cisco Systems, Inc., responsible for deployment and support services to service providers worldwide. Prior thereto, Mr. Skrzypczak was Group President Professional Services, Telcordia Technologies, Inc. (formerly BellCore) from 1997, following its sale to Science Applications International Corporation
(SAIC). Prior to 1997, he filled various senior executive positions with a number of major corporations, including Nynex Corporation, Bell Communications Research, Inc., Western Electric, AT&T and New York Telephone Company. Mr. Skrzypczak has served as a director of a variety of companies and is currently a member of the boards of directors of JDS Uniphase Corporation, WebEx Communications, Inc., Somera Communications, Inc. and Sirenza Microdevices, Inc., as well as several private companies. He holds a bachelors degree in mechanical engineering from the Villanova University, Pennsylvania and a masters degree in Operations Research from Hofstra University.

      Gerd Tenzer is a Deputy Chairman of the Board of Management of Deutsche Telekom AG. Since December 2002, he has served as the special representative to the Chairman of the Board of Management of Deutsche Telekom for competition and telecommunications policy. Mr. Tenzer joined Deutsche Telekom in 1990 with responsibilities for, among other things, networks, purchasing, and broadband cable. Prior to joining Deutsche Telekom, he worked at the German Federal Ministry of Posts and, for ten years, headed the Ministry's Policy section. Mr. Tenzer is currently Vice Chairman of the Board of Ses-global, a Luxembourg-based satellite company. He holds a bachelors degree in telecommunications from the Technical University in Aachen and a degree of diplom-ingenieur

      There are no family relationships between any of our directors and members of senior management.

COMPENSATION

      Set forth below is information regarding all cash and cash-equivalent forms of remuneration paid by us with respect to all persons who were at any time our directors and members of senior management during the fiscal year ended December 31, 2003:

                                                               Salaries, fees, directors' fees,
                                                                    commissions and bonuses         Other benefits
                                                                    -----------------------         --------------
All directors and members of senior management as a group
(consisting of 21 persons in 2003)                                        $2,260,000                   $230,000

      An aggregate sum of approximately $2.0 million has been set aside or accrued by us to provide pension, retirement or similar benefits for its senior management, of which approximately $1.7 million is funded by contributions to pension and severance pay funds or by the purchase of insurance policies.

      During the year ended December 31, 2003, we granted stock options to our directors and members of our senior management for the purchase of an aggregate of 2,478,316 ordinary shares at exercise prices ranging from $0 to $3.24 per share and with a weighted average exercise price of $2.32 per share, expiring in 2013. These figures do not include the options granted to Carmel V.C. Ltd. pursuant to the Service Agreement relating to the services of Mr. Shlomo Dovrat (see below). In addition, members of our senior management, along with other regular employees, were entitled to participate in our Employee Share Purchase Plan. During the year ended December 31, 2003, no shares were purchased by them under this plan. (See below in this item under the caption "Stock Benefit Plans"
- "Share Purchase Plans" for further details of our Employee Share Purchase Plan, and under the caption "Share Ownership" for details of shares and options held by our directors and members of our senior management.)

      No member of our board of directors is, or was during 2003, an officer or an employee. Except for the service agreement relating to Mr. Shlomo Dovrat (see below), we pay annual directors' fees, and in certain instances fees for participating in meetings, only to members of our board of directors who are not affiliated with our major shareholders, in varying amounts as approved by our audit committee, board and shareholders.

      At the shareholders meeting held on February 24, 2003, shareholders approved the terms of a service agreement with Carmel V.C. Ltd., dated December 17, 2002, relating to the services of one of our directors, Mr. Shlomo Dovrat, then Vice Chairman, and now Chairman, of our board of directors. Mr. Dovrat shares control of Carmel V.C. Ltd., and Carmel V.C. Ltd. is entitled to the services of Mr. Dovrat. (See Item 7 "Major Shareholders and Related Party Transactions" under the caption "Major Shareholders" for details of entities controlled by Mr. Dovrat and their holdings of shares.) Mr. Dovrat agreed to devote a considerable amount of his time to us, including ongoing and comprehensive consulting regarding our affairs and the promotion of our business. Pursuant to the terms of this service agreement, Carmel V.C. Ltd. is making available to us the services of Mr. Dovrat in consideration of an annual management fee of $300,000, which commenced on January 1, 2003. In addition, Carmel V.C. Ltd. received the grant of stock options to purchase 300,000 shares, at an exercise price of $2.21 per share. One half of these options became exercisable upon the date of shareholder approval and the balance one year thereafter.

      Mr. Krish Prabhu, who was a director from July 2002 until February 2004 and served as Vice Chairman of our board of directors from May 2003, had agreed to make himself available to other members of the board and members of senior management for additional informal meetings, limited to not more than twenty days per year, for which he was to be paid an additional directors' fee of $2,500 per day. In February 2003, our shareholders approved proposed revised terms of compensation for Mr. Prabhu, pursuant to which, in consideration of Mr. Prabhu devoting at least one-half of his professional time to our affairs, he would be entitled to receive an annual fee of $150,000, payable monthly, instead of the fees previously approved. Shareholders also agreed to the grant to him of stock options to purchase a further 100,000 of our shares at an exercise price of $1.99 per share. In July 2003, shareholders approved new terms of compensation for Mr. Prabhu, pursuant to which Mr. Prabhu was to devote thirty days per year to our affairs and, in lieu of the annual fee of $150,000, he was to be paid upon the basis of an annual consulting fee of $75,000, in addition to an annual directors' fee of $60,000, paid to him, proportionally, for the period until his resignation in February 2004.

BOARD PRACTICES

Terms of Directors

      Our articles of association provide that directors, other than our external directors and directors directly appointed under the terms of the Subscription Agreement of December 6, 2001 (see below), are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented at that meeting. Each of these directors holds office until the next annual general meeting of the shareholders. According to our articles of association, our board of directors is to consist of such number of directors fixed by our shareholders, but not less than five and not more than fifteen directors. Our shareholders have set that number at fifteen, although we currently have only ten directors. The board of directors is authorized to appoint directors to fill vacancies on the board or to add directors so long as the total number of directors does not exceed the number fixed by the shareholders, and such directors will hold office until the next annual general meeting. At such meeting, the director is eligible for re-election by the shareholders.

      External directors serve for a three-year term, which may be renewed for only one additional three-year term. (For additional details, see below in this Item 6 under the caption "Board Practices" - "External Directors".)

      On December 6, 2001, ECI, a number of investors affiliated with the Dovrat Entities and the Ofer Brothers Group entered into a subscription agreement, or the Subscription Agreement, with regard to the private placement of 13,160,000 of our shares for an aggregate consideration of $50,008,000. Pursuant to the provisions of the Subscription Agreement, we amended our articles of association in February 2002, to entitle the Purchasers under that Agreement (which includes their permitted assigns) to directly appoint two directors of ECI so long as the Purchasers hold at least 10% of our shares, and one director for so long as they hold at least 5% of our shares. Generally, these directors may be removed or replaced only by the Purchasers. The appointment by the Purchasers of any director of ECI may be rejected by those directors not appointed by the Purchasers in their reasonable discretion. In addition, for so long as the Purchasers hold at least 10% of our shares, the Purchasers shall have the right to propose that one of the directors appointed by them be named as Vice Chairman of our board of directors, subject to the approval in their reasonable discretion of those directors not appointed by the Purchasers. The Purchasers' rights to directly appoint directors shall expire in 2005, and as long as such rights are so in force, the Purchasers shall have no voting rights in respect of the election of other directors. Pursuant to these provisions, in February 2002, Mr. Dovrat and Mr. Ehud (Udi) Angel were appointed directors of ECI and Mr. Dovrat was named as Vice Chairman of our board of directors. In May 2003, Mr. Dovrat was elected Chairman of our board of directors and Mr. Angel resigned as a director. Accordingly, the Purchasers currently have the right to directly appoint a second director to our board of directors. (For additional details regarding the investors under the Subscription Agreement and the accompanying registration rights agreement, see Item 7 - "Major Shareholders" under the caption "Major Shareholders".)

      The rights of the Purchasers under the Subscription Agreement to appoint directors and propose the appointment of a Vice Chairman of our board of directors are exercisable by Purchasers holding at least 75% of the total number of ECI shares then held by the Purchasers. For these purposes, the number of ECI shares held by any Purchaser shall include only those shares purchased pursuant to the Subscription Agreement and any ECI shares acquired by such Purchaser, within 60 days, to avoid dilution in its relative ownership percentage represented by such of ECI shares caused by an issuance of shares by ECI in connection with any equity financing or acquisition. (See article 37(h) of our amended articles of association, incorporated as an exhibit to this annual report, for the full text of the provisions relating to the Purchasers' entitlement to directly appoint directors.)

      An agreement between Koor and Clal, who hold, directly or indirectly, approximately 30.5% and 14.0%, respectively, of our outstanding Ordinary Shares, includes certain provisions relating to the election of members to ECI's board of directors. (For details of this agreement, see Item 7 - "Major Shareholders and Related Party Transactions" under the caption "Major Shareholders".)

      Mr. David Ball, the Chairman of our board of directors from December 2001 stepped down from the board in May 2003. The Executive Service Agreement with Mr. Ball, which ran for a term of three years, contained provisions for compensation in certain circumstances in the event of termination of the agreement. Pursuant to the agreement, we paid Mr. Ball the sum of 125,000 pounds sterling (approximately $185,000), upon termination of his service as a director. Except for that agreement, neither we nor our subsidiaries have entered into any service contracts with our directors that provide benefits upon termination of service.

Alternate Directors

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

      A company may not appoint an external director as an office holder nor employ that person nor receive services from him or her, either directly or indirectly, including through a corporation controlled by that person for a period of two years from the termination of his or her service as an external director. The Companies Law requires external directors to submit to the company, prior to the date of the notice of the shareholders' meeting convened to elect the external directors, a declaration stating their compliance with the requirements imposed by Companies Law for the office of external director.

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

      Currently, Mr. Naveh (re-elected for a second three-year term, commencing September 2003) and Ms. Dvir (elected in February 2003) serve as our external directors.

Executive Sessions

      Our independent directors meet at least four times each year in a forum to discuss issues of concern to them and to designate a Senior Independent Director. The Senior Independent Director represents the independent directors, when necessary, to ensure that they receive appropriate and timely information and any other facilities to enable them to discharge their duties, and that they are consulted when appropriate.

Audit Committee

      The Companies Law also requires the appointment by our board of directors of an audit committee. Under the Companies Law, the role of the audit committee is: (i) to identify irregularities in the management of the company's business, including in consultation with the company's internal auditor or independent accountants, and to propose remedial measures to the board; and (ii) to review for approval related party transactions as defined in the Companies Law (as described below). An audit committee must consist of at least three members, and include all of the company's external directors. The chairman of the board of directors, any director employed by the company or providing services to the company on a regular basis, any controlling shareholder or any relative of a controlling shareholder may not be members of the audit committee. An audit committee may not approve an action or a transaction with a controlling shareholder or with an office holder, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting at which an approval was granted.

      Pursuant to the current listing requirements of the Nasdaq National Market, as a foreign private issuer which was already public in December 1999, ECI is required to have at least two independent directors on its board of directors and to establish an audit committee, a majority of whose members must be independent. Our audit committee complies with these requirements. The responsibilities of the audit committee under the Nasdaq requirements include, among other things, evaluating the independence of our outside auditors.

      In addition, our audit committee reviews internal financial controls; oversees and monitors the financial reporting system and accounting policies and practices; reviews our financial statements once each quarter with our auditors; approves any change in accounting policies and practices; meets with the our internal and external auditors and requests that certain matters be reviewed; considers any matter that the internal or external auditors recommend be reviewed; recommends external auditors, reviews their performance, ensures their independence, and if necessary, recommends their replacement; recommends committee structures and policies; and in general makes recommendations to the board with respect to corporate governance.

      Pursuant to the Sarbanes-Oxley Act of 2002, the Securities and Exchange Commission (the "SEC") has issued new rules that, among other things, require Nasdaq to impose independence requirements on each member of the audit committee. The new Nasdaq rules, which are applicable to us as of July 31, 2005, implement two basic criteria for determining independence: (i) audit committee members would be barred from accepting any consulting, advisory or other compensatory fee from the issuer or an affiliate of the issuer, other than in the member's capacity as a member of the board of directors and any board committee, and (ii) audit committee members of an issuer that is not an investment company may not be an "affiliated person" of the issuer or any subsidiary of the issuer apart from his or her capacity as a member of the board and any board committee.

      The SEC defines "affiliate" for non-investment companies as "a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified." The term "control" is proposed to be consistent with the other definitions of this term under the Securities Exchange Act of 1934, as "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise." A safe harbor has been proposed by the SEC, under which a person who is not an executive officer, director or 10% shareholder of the issuer would be deemed not to have control of the issuer.

      We have already adopted the new NASDAQ criteria relating to the independence of members of our audit committee.

      Currently the members of our audit committee are Yochi Dvir (chairperson), Colin Green and Avner Naveh, together with Meir Shannie as a non-voting observer. Our board of directors has designated Ms. Yochi Dvir as our audit committee financial expert. (See Item 16A - "Audit Committee Financial Expert")

Internal Auditor

      The Companies Law also requires our board of directors to appoint an internal auditor proposed by the audit committee. The internal auditor may not be an interested party or officer holder, or a relative of any interested party or officer holder, and may not be a member of the company's independent accounting firm. The role of the internal auditor is to examine, among other things, whether the company's activities comply with the law and orderly business practice. Our internal auditor is Meir Schweizer, who also serves as internal auditor for ECtel.

Other Committees

      Our board of directors has appointed the following other committees:

o An executive committee authorized to meet between meetings of the board of directors to monitor the conduct of our business, taking action and making recommendations in connection therewith. Although the committee may take all actions that may be taken by the board of directors (except those which by law it cannot delegate), as a matter of policy that substantive decisions will in normal circumstances be referred to the board of directors. Our executive committee currently comprises Jonathan J. Kolber (chairman), Shlomo Dovrat, Colin Green, Avner Naveh, Meir Shannie and Casimer Skrzypczak.

o A remuneration committee authorized to administer our stock option plans; make recommendations to the board of directors with respect to the granting of stock options to employees, directors and consultants; recommend policies regarding compensation of employees; approve the compensation of the Chief Executive Officer and office holders reporting to him; as well as any other unusual compensation issues. Our remuneration committee does not have the power to grant options to employees. Our remuneration committee currently comprises Jonathan J. Kolber (chairman), Shlomo Dovrat, Yochi Dvir, Avner Naveh, Meir Shannie and Casimer Skrzypczak.

o A nominations committee empowered to make recommendations to our board of directors with regard to the appointment of new directors and develop criteria for such candidates; recommend a slate of directors to be proposed to the shareholders; and recommend committee members. This committee currently comprises Shlomo Dovrat (chairman), Colin Green, Jonathan J. Kolber and Meir Shannie. The Senior Independent Director serves as a member (ex officio).

o A financial investment committee empowered to review with management, and give guidelines for, our financial investment and hedging policies. This committee currently comprises Yochi Dvir (chairperson), Shlomo Dovrat and Meir Shannie.

o A strategy committee empowered to monitor the implementation of our strategic plan; to analyze the market and technologies relevant to us; and to present strategic options and plans to the board of directors for approval. This committee currently comprises Shlomo Dovrat, Colin Green, Richard T. Liebhaber, Casimer Skrzypczak and Gerd Tenzer.


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

      Under the Companies Law, directors' compensation arrangements require the approval of the audit committee, the board of directors and the shareholders, in that order.

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

      If the transaction is an extraordinary transaction, approval of both the audit committee and the board of directors is required. Under specific circumstances, shareholder approval may also be required. A director who has a personal interest in an extraordinary transaction which is considered at a meeting of the board of directors or the audit committee generally may not be present at this meeting or vote on this matter, unless a majority of members of the board of directors or the audit committee, as the case may be, has a personal interest. If a majority of the members of the board of directors has a personal interest, shareholder approval is also required.

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

      In addition, under the Companies Law, procurement of insurance coverage for our office holders must be approved by our audit committee and board of directors and, if the beneficiary is a director, by the our shareholders. We have a current policy for director's and officer's liability insurance.

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

      Pursuant to the provisions of the Companies Law, our articles of association also include provisions authorizing us to grant in advance an undertaking to indemnify an office holder, provided that the undertaking is limited to types of events which our board of directors deems to be anticipated at the time of the undertaking and limited to an amount determined by our board of directors to be reasonable under the circumstances. Under the Companies Law, indemnification of office holders must be approved by the company's audit committee and board of directors and, if the beneficiary is a director, by the company's shareholders. Our audit committee, board of directors and shareholders have resolved to grant undertakings to indemnify our office holders as aforesaid, by providing them with Letters of Indemnification in substantially the form approved by them, as most recently amended in 2002. (See Exhibits 4.(c)9 and 4.(c)10 in Item 19 for the current forms of the Letters of Indemnification to office holders.) The aforesaid undertakings are currently limited to an indemnity of $30 million per office holder but not more than $225 million in the aggregate for all persons to be indemnified. Pursuant to the provisions of the Companies Law, our articles of association also authorize us to retroactively indemnify an office holder.

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


EMPLOYEES

      The following table sets forth certain data on our workforce (including temporary employees), including now discontinued operations and ECtel, as at the end of each of the last three fiscal years:

                                                                                        As at December 31,
                                                                                 ------------------------------------
                                                                                   2003          2002        2001
                                                                                 --------      --------    --------
Numbers of employees by geographic location
    Israel                                                                          2,338         2,687       3,374
    United States                                                                     109           168         240
    Other countries                                                                   294           375         514
                                                                                 --------      --------    --------
    Total workforce                                                                 2,741         3,230       4,128
                                                                                 ========      ========    ========
Numbers of employees by category of activity
    General and administrative                                                        284           330         498
    Research and development                                                          644           819       1,139
    Operations                                                                      1,193         1,256       1,474
    Sales and marketing                                                               461           592         693
    Customer support                                                                  159           233         324
                                                                                 --------      --------    --------
    Total workforce                                                                 2,741         3,230       4,128
                                                                                 ========      ========    ========
Numbers of employees by business units and subsidiaries
    Optical Networks Division (prior to 2003, Lightscape and Enavis)                  943         1,153       1,254
    Broadband Access Division (formerly Inovia)                                       572           578         696
    NGTS                                                                               73            82         369
    ECtel                                                                             281           320         303
    Others (including manufacturing operations)                                       872           865       1,115
    InnoWave (now discontinued operations)                                              -           232         391
                                                                                 --------      --------    --------
    Total workforce                                                                 2,741         3,230       4,128
                                                                                 ========      ========    ========

      Excluding ECtel, at December 31, 2003, we had 2,460 employees. Except for employees of ECtel and our subsidiary in China (approximately 80 in 2003, and 100 employees in 2002 and 2001, included within the figures for the Optical Networks Division), all employees included in the above table were employees of ECI and its wholly owned subsidiaries. The figures for ECtel include employees of its government surveillance business, now discontinued operations. Immediately following the sale of such business in March 2004, ECtel had approximately 190 employees.

      The significant decrease in the number of our employees in 2003 resulted primarily from the sale of the operations of InnoWave, the merger the Lightscape and Enavis divisions, the closure of the INS operations and reductions at ECtel. During 2003, we employed on average approximately 230 temporary employees, the majority in manufacturing.

      Israeli labor laws and regulations are applicable to all of our employees in Israel. These laws principally concern matters such as paid annual vacation, paid sick days, the length of the workday, payment for overtime, insurance for work-related accidents, severance pay and other conditions of employment. Israeli law generally requires severance pay, which may be funded, in whole or in part, by pension funds and/or managers' insurance, as described below, in certain circumstances, including the retirement or death of an employee or termination of employment without cause, as defined under Israeli law. The employer's payments to fund its contingent severance obligations amount to approximately 8.3% of wages. Furthermore, Israeli employees are required to pay predetermined sums to the National Insurance Institute. The payments to the National Insurance Institute are approximately 16% of wages, of which the employee contributes approximately 66% and the employer contributes approximately 34%.

      The collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations, including the Industrialists Association, are applicable to our employees by virtue of our membership in the Industrialists Association, a union of employers. These agreements principally concern cost of living increases, recreation pay and other conditions of employment.

      We contribute funds on behalf of most of our employees to pension funds and/or managers' insurance. These programs provide employees with a lump sum payment upon retirement or with payments on account or in lieu of severance pay, if legally entitled, upon termination of employment plus other benefits. Each employee who participates in the managers' insurance program contributes an amount equal to 5% of such employee's base salary and the employer contributes approximately 15.8% of such salary, which 15.8% includes 8.3% for severance pay, 5% for investment in a provident fund and 2.5% for the purchase of disability insurance. Each employee who participates in the pension fund program contributes an amount equal to 5.5% of such employee's base salary and the employer contributes approximately 14.3% of such salary, which 14.3% includes 8.3% for severance pay and 6% for investment in a provident fund. Between 2004 and 2007, employers are required by law to incrementally increase, by up to 3% of wages, the amounts payable to the pension funds of certain employees.

      Another savings plan we offer some of our employees is known as the educational fund. Each employee who participates in the educational fund contributes 2.5% of his or her base salary and we contribute 7.5%.

      We have employment agreements with most of our employees based in Israel, of whom approximately 140, all unionized former employees of TTL, are subject to a special collective bargaining agreement. If we dismiss any of these former TTL employees by 2011, we are committed to pay them increased severance benefits or early retirement pensions, depending on age and seniority.

SHARE OWNERSHIP

      Although several of our directors are officers or directors of our major shareholders or their affiliates, such individuals disclaim beneficial ownership of any of the shares held by these major shareholders or their affiliates (other than the shares of which they are themselves the direct beneficial owners). (For details of shares held by major shareholders, see below Item 7 - "Major Shareholders and Related Party Transactions" under the caption "Major Shareholders".) Apart from Jonathan Kolber (see below), none of our directors or members of our senior management claims a beneficial interest in 1% or more of our shares.

      The following table details, as of June 13, 2004, the number of our shares owned, and stock options held, by any of our directors and by members of our senior management as a group.

========================================= =================== ======================================== ==============
                                              NUMBER OF           NUMBER OF STOCK OPTIONS HELD(2)        EXERCISE
                                                SHARES        ----------------------------------------   PRICE PER
    NAME                                       OWNED(1)        EXERCISABLE WITHIN    NOT EXERCISABLE     SHARE OF
                                                                    60 DAYS          WITHIN 60 DAYS        STOCK
                                                                                                          OPTIONS
========================================= =================== =================== ==================== ==============
    Shlomo Dovrat(1)(3)                          112,000                   -(3)                   -(3)          -
----------------------------------------- ------------------- ------------------- -------------------- --------------
    Jonathan Kolber(4)                         1,542,198(5)                -                      -             -
----------------------------------------- ------------------- ------------------- -------------------- --------------
    Danny Biran(4)                                 5,000                   -                      -             -
----------------------------------------- ------------------- ------------------- -------------------- --------------
    Yocheved Dvir                                      -                   -                 30,000         $1.99
----------------------------------------- ------------------- ------------------- -------------------- --------------
    Colin Green                                   11,243              40,000                      -         $3.17
                                                                           -                 27,000(6)      $6.80
----------------------------------------- ------------------- ------------------- -------------------- --------------
    Richard Liebhaber                                  -              33,333                 16,667         $3.57
----------------------------------------- ------------------- ------------------- -------------------- --------------
    Avner Naveh                                        -              30,000                      -         $3.25
----------------------------------------- ------------------- ------------------- -------------------- --------------
    Meir Shannie                                   5,000                   -                      -             -
----------------------------------------- ------------------- ------------------- -------------------- --------------
    Casimir Skrzypczak                                 -              16,666                 33,334         $1.35
----------------------------------------- ------------------- ------------------- -------------------- --------------
    Gerd Tenzer                                        -              16,666(6)              33,334(6)      $3.01
----------------------------------------- ------------------- ------------------- -------------------- --------------
    All members of senior management,                                                                    From $0.00
    as a group (consisting of 5 persons)           4,824           2,900,986              1,112,080      to $40.00
========================================= =================== =================== ==================== ==============

(1) All our shares have identical voting rights, except for the shares acquired and held pursuant to the Subscription Agreement of December 6, 2001, which includes the shares shown above as being held by Shlomo Dovrat. The holders of the shares acquired under the Subscription Agreement are entitled to directly appoint up to two of our directors and have no voting rights in respect of such shares with regard to the election of other directors. (For additional details of the Subscription Agreement and the registration rights agreement entered into with the investors in connection with this transaction, see above in this Item under the caption "Board Practices" - "Terms of Directors". For details of such shareholders, see Item 7 - "Major Shareholders and Related Party Transactions" under the caption "Major Shareholders".)
(2)   Each stock option is exercisable into one ordinary share.
(3) Mr. Dovrat is one of the "Dovrat Entities". For details of the Dovrat Entities' holdings see Item 7 "Major Shareholders and Related Party Transactions" under the caption "Major Shareholders." For details of a grant of 300,000 stock options to Carmel V.C. Ltd. in connection with the services of Mr. Dovrat (all of which are exercisable within 60 days), see above in this Item 6 under the caption "Compensation". Mr. Dovrat may be deemed to beneficially own additional shares or rights to acquire shares held by other entities within the Dovrat Entities, but disclaims beneficial ownership of such additional shares or rights to acquire shares.
(4) Mr. Kolber and Mr. Biran are executive officers of Koor, of which our largest shareholder is a wholly-owned subsidiary. (For Koor's holdings see
      Item 7 - "Major Shareholders and Related Party Transactions" under the caption "Major Shareholders".)
(5) Comprises 100,000 shares held by an Israeli company wholly owned by Mr. Kolber and 1,442,198 shares held by a trustee for the Kolber Trust, of which Mr. Kolber is a discretionary beneficiary. The said holdings together aggregate to 1.4% of our outstanding shares.
(6) The above grants of 27,000 options to Mr. Green and 50,000 options to Mr. Tenzer are subject to shareholder approval.

      The stock options granted to our directors expire on various dates from November 2011 through March 2014. The stock options granted to members of our senior management expire on various dates from August 2006 through May 2014.

STOCK BENEFIT PLANS

Option Plans

      In 1991, our board and shareholders approved the adoption of the ECI Telecom Ltd. Key Employee Share Incentive Plan 1991 (or the 1991 Israel Plan), and the ECI Telecom Inc. Key Employee Stock Option Plan 1991 (or the 1991 U.S.
Plan). The 1991 Israel Plan together with the 1991 Israel Plan are referred to below as the 1991 Plans.

      In 2002, our board and shareholders approved the adoption of the ECI Telecom Ltd. Employee Share Incentive Plan 2002, or the 2002 Plan, which together with the 1991 Israel Plan are referred to below as the Primary Plans. The Primary Plans and the U.S. Plan are referred to below as the Plans.

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

      The Primary Plans together permit the granting of options to purchase up to an aggregate of 29,760,700 of our shares (which figure includes the allocation of the additional 3,000,000 shares to the 2002 Plan approved by our shareholders in July 2003). Options may be granted under the Primary Plans from time to time through December 31, 2011, although currently we do not intend to grant further options under the 1991 Israel Plan. The Primary Plans provide that options may be granted to any officer, key employee or other employee of ECI, including employees of subsidiaries and employees who are also directors, pursuant to a Qualified Plan (defined in the Primary Plans as one designed to benefit from certain provisions of Israeli tax law) and to any employee, director (solely under the 2002 Plan), consultant or contractor of ECI under a Non-Qualified Plan (as defined in the Primary Plans).

      Both Primary Plans are in the form of "master" plans whereby the board of directors is granted the authority to devise the specific "sub-plans" under which options will be granted, with the significant terms of all the sub-plans having already been included in the Primary Plans approved by our shareholders. (Except where the context otherwise requires, reference in this annual report to any of the Plans includes all sub-plans thereunder.) In 2003, pursuant to the 2002 Plan, our board of directors approved the adoption of the 2002 Sub-Plan (United States), or the U.S. Sub-Plan, as a sub-plan to the 2002 Plan. The U.S. Sub-Plan specifically covers the grant of options to residents of the United States who are, or were on the date when the U.S. Sub-Plan was approved, employees, consultants or other independent advisors of ECI or a subsidiary of ECI. Under the U.S. Sub-Plan, we may grant "incentive stock options" (as defined in Section 422 of the U.S. Internal Revenue Code of 1986, as amended) or options that do not qualify as incentive stock options ("non-statutory options"). Incentive stock options cannot be granted at an exercise price of less than 100% of the fair market value per share on the date of grant.

      The 1991 U.S. Plan, which permitted the granting of options to purchase up to an aggregate of 400,000 of our shares, expired in 2001, except as to option awards outstanding at that date. Accordingly, no additional options are available for grant under the 1991 U.S. Plan.

      As a result of our acquisition of TTL in 1999 and its merger with ECI, we assumed options granted by TTL before the merger under two equity incentive plans. All such options automatically became fully vested and exercisable in full at the closing of the merger.

      The following table sets forth, as at June 13, 2004, certain information with respect to our stock option and share incentive plans.

Aggregate number of options exercised under Primary Plans              2,459,595

Aggregate number of options outstanding                               19,909,612

Exercise price range of options outstanding                  From $0.00 to $40.00 per share

Dates of expiry of options outstanding                         June 2004 through May 2014

Shares available for future option awards                              7,391,493

      The above table does not take into account the grant of an aggregate of 77,000 stock options to two of our directors, which are subject to shareholder approval. (See above in this Item under the caption "Share Ownership".)

Share Purchase Plans

      In July 2000, we adopted the ECI Telecom Ltd. Employee Share Purchase Plan 2000 (the "Israel ESPP") and in September 2000, we adopted the ECI Telecom Ltd. U.S. Employee Share Purchase Plan (together with the "Israel ESPP", and each as amended to date, the "ESPP"). The ESPP permitted all regular employees (as that term is defined in the ESPP) of ECI and designated subsidiaries to set aside up to 10% of their salary to purchase our shares at a price equal to 85% of the lower of the fair market value at the beginning or end of each purchase period. From 2000 through 2003, an aggregate of 2,612,635 shares were issued under the ESPP. During 2003, we decided to discontinue the ESPP.


ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

      We have authorized and outstanding one class of equity securities, designated ordinary shares, with a nominal (par) value of NIS 0.12. Unless otherwise stated, all shareholder data in this Item is as of June 13, 2004, at which date there were 108,369,511 shares issued and outstanding.

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

                                                                       NUMBER OF             APPROXIMATE PERCENT OF
                       NAME AND ADDRESS                               SHARES OWNED             SHARES OUTSTANDING
---------------------------------------------------------------   -------------------    -----------------------------
M.A.G.M. Chemistry Holdings Ltd. (a wholly owned                           33,049,433                 30.5%
subsidiary of Koor Industries Ltd.)(1)(3)
14 Hamelacha Street
Park Afek
48091 Rosh Ha'ayin, Israel

Clal Electronics Industries Ltd. (a wholly owned                           15,218,194                 14.0%
subsidiary of Clal Industries & Investments Ltd.)(2)(3)
3 Azrieli Center, Triangular Tower, 45th Floor
67023 Tel Aviv, Israel

                                                                       NUMBER OF             APPROXIMATE PERCENT OF
                       NAME AND ADDRESS                               SHARES OWNED             SHARES OUTSTANDING
---------------------------------------------------------------   -------------------    -----------------------------
Carmel Funds (as defined below), Isal Amlat                             8,035,342(6)               7.4%(6)
Investments (1993) Ltd., and affiliated entities
(the "Dovrat Entities")(4)(5)
Delta House, 16 Abba Eban Avenue
46725 Herzlia, Israel

Ofer (Ships Holding) Ltd. ("Ofer Ships")(5)(7)                          6,867,200                  6.3%
2, Hanamal Street
33031 Haifa, Israel

Fidelity Low Priced Stock Fund, Fidelity Management                     5,656,800                  5.2%
& Research Company, and FMR Corp. (together
"Fidelity")(8)
82 Devonshire Street
Boston, Massachusetts 02109

---------------------------

(1) Both M.A.G.M. Chemistry Holdings Ltd. ("MAGM") and Koor Industries Ltd. ("Koor") are Israeli corporations. Koor's shares are publicly traded on The Tel Aviv Stock Exchange and its ADSs (American Depositary Shares) are traded on the New York Stock Exchange. Mr. Kolber, a director of ECI and the Chief Executive Officer of Koor, beneficial owns approximately 5.4% of the shares of Koor. In addition to MAGM's holdings in ECI: (i) Mr. Kolber has a beneficial interest in 1,542,198 ECI shares (For details see Item 6
      - "Directors, Senior Management and Employees" under the caption "Share Ownership"); and (ii) Mr. Biran, a director of ECI and President of Koor, beneficially owns 5,000 ECI shares. Mr. Kolber and Mr. Biran, by virtue of their respective positions at Koor, may be deemed to be beneficial owners of the ECI shares held by MAGM. Mr. Kolber and Mr. Biran disclaim beneficial ownership of these shares.

(2) Both Clal Electronics Industries Ltd. ("Clal") and Clal Industries and Investments Ltd. ("CII") are Israeli corporations. CII is controlled by IDB Development Corporation Ltd. ("IDBD"), which, in turn, is controlled by IDB Holding Corporation ("IDBH"), all of which companies are considered part of the IDB group. In addition to Clal's holdings, based upon reports received by ECI, the following entities within the IDB group beneficially own ECI shares, as follows: IDBD (100,000 shares); Badal Securities Ltd. ("Badal"), a wholly owned subsidiary of IDBH (100,000 shares); Clal Insurance Enterprises Holdings Ltd. ("Clal Insurance") - a majority-owned subsidiary of IDBD (41,720 shares); and PEC Israel Economic Corporation ("PEC"), a wholly owned US subsidiary of Discount Investment Corporation Ltd. ("DIC") - a company controlled by IDBH (22,198 shares). CII, IDBD, IDBH, Clal Insurance and DIC are all Israeli corporations whose shares are publicly traded on The Tel Aviv Stock Exchange.

      Based upon reports received by ECI, since May 19, 2003, IDBH is controlled by a group comprised of: (i) Ganden Investments I.D.B. Ltd. ("Ganden"), a private Israeli company controlled by Nochi Dankner (who is the chairman of IDBH, IDBD, CII and DIC) and his sister Shelly Bergman (who is a director of IDBH, IDBD, CII and DIC), which holds 31.02% of the equity of and voting power in IDBH; (ii) Manor Investments - IDB Ltd. ("Manor"), a private Israeli company controlled by Ruth Manor (whose husband, Isaac Manor, and their son, Dori Manor, are directors of IDBH, IDBD, CII and
      DIC), which holds 10.34% of the equity of and voting power in IDBH; and
      (iii) Avraham Livnat Investments (2002) Ltd. ("Livnat"), a private Israeli company controlled by Avraham Livnat (whose son, Zvi Livnat, is a director of IDBH, IDBD, CII and DIC), which holds 10.34% of the equity of and voting power in IDBH. Ganden, Manor and Livnat, owning in the aggregate approximately 51.7% of the equity of and voting power in IDBH, entered into a Shareholders Agreement relating, among other things, to their joint control of IDBH, the term of which is until May 19, 2023. In addition, Ms. Bergman owns approximately 4.75% of the equity and voting power of IDBH.

      Based on the foregoing, IDBH (by reason of its control of IDBD), Ganden, Manor and Livnat (by reason of their control of IDBH), Mr. Dankner, Ms. Bergman, Ms. Manor and Mr. A. Livnat (by reason of their control, respectively, of Ganden, Manor and Livnat) may be deemed to share the power to vote and dispose: (i) with IDBD (by reason of its control of CII and Clal), CII and Clal, of the ECI shares held by Clal; (ii) with Badal, of the ECI shares held by Badal; (iii) with IDBD, of the ECI shares held by IDBD; (iv) with IDBD and Clal Insurance, of ECI shares held by Clal Insurance; and (v) with IDBD, DIC and PEC, of the ECI shares held by PEC.

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

(4) 6,580,000 of the ECI shares held by the Dovrat Entities were acquired in February 2002 pursuant to the Subscription Agreement of December 6, 2001. The following are the names and direct holdings of the individuals and entities that comprise the Dovrat Entities: Isal Amlat Investments (1993) Ltd. ("Isal Amlat") (2,632,632 shares); Shlomo Dovrat, Chairman of our board of directors (112,000 shares); Harel Beit-On (112,000 shares); Avi Zeevi (24,947 shares); Daniel Chertoff (6,580 shares); Walter Grassl (2,630 shares); Karl Heinz Achinger (5,000 shares); Carmel Software Fund (Israel) L.P. (1,110,046 shares); Carmel Software Fund (Cayman) L.P. (1,370,637 shares); Carmel Software Fund (Delaware) L.P. (598,702 shares); Carmel Software Fund Gbr (98,565 shares); Carmel V.C. Ltd., acting for Siemens Venture Capital GmbH (197,131 shares) (the previous five entities being referred to as the "Carmel Funds"); D Partners (Israel) Limited Partnership (390,071 shares); and D Partners (BVI) L.P. (724,511 shares) (the previous two entities being referred to as the "D Partners"). The stated holdings of the Carmel Funds and D. Partners include an aggregate of 743,502 ECI shares and 62,000 ECI shares, respectively, that were purchased subsequent to the Subscription Agreement, and are not subject to its provisions. The aggregate stated holdings for the Dovrat Entities also include 20,850 ECI shares held by Aharon Dovrat, the father of Mr. S. Dovrat, that were purchased subsequent to the Subscription Agreement and are not subject to its provisions. (See also footnote (6) below regarding certain additional shares that may be acquired by certain entities within the Dovrat Entities.) Although Dovrat & Co. Ltd. was one of the Purchasers under the Subscription Agreement, it did not become the holder of record of any ECI shares and its allocation of ECI shares was assigned to the other affiliates within the Dovrat Entities listed above.

      Mr. S. Dovrat and Mr. Zeevi are directors in, or shareholders of, various entities that are the general partners and investment managers or shareholders of the various Carmel Funds. Mr. S. Dovrat and Mr. A. Dovrat, each own 50% of the shares of Dovrat & Co. Ltd., and are also directors and/or shareholders of various entities within, or affiliated with entities within, the Dovrat Entities, or which provide the Dovrat Entities or affiliates with investment advisory and related services. Mr. A. Dovrat is also Chairman of Isal Amlat and Dovrat & Co. Ltd. Mr. A. Dovrat and Mr.
      S. Dovrat hold indirect interests in, and/or are directors of, the general partners of, D Partners. Mr. Grassl is, and Mr. Chertoff was, a manager of various entities that are the general partners and investment managers of the various Carmel Funds. Mr. Achinger is a member of the advisory boards of the various Carmel Funds. Isal Amlat is an investment company whose shares are publicly traded on The Tel Aviv Stock Exchange. Due to the relationship between the parties that comprise the Dovrat Entities, such parties may be deemed to beneficially own shares that are held by certain of the other parties within the Dovrat Entities. Each such party disclaims beneficial ownership of the shares held by any other party within the Dovrat Entities.

(5) Pursuant to the Subscription Agreement referred to above, on February 11, 2002, ECI entered into a registration rights agreement with the investors regarding the shares issued to them in the private placement. Under the registration rights agreement, the investors, and their permitted assigns, are entitled, subject to certain conditions and limitations, to two demand registrations and to unlimited piggyback registrations in respect of the shares issued pursuant to the Subscription Agreement. These rights are effective from February 11, 2003 and terminate after a period of four years. Any demand registration shall have an anticipated aggregate offering price of at least $10 million. ECI shall bear all expenses incurred in connection with any registration excluding underwriters' discounts or commissions and the selling shareholders' legal fees and expenses.

      The parties that comprise the Dovrat Entities and Ofer Ships may together be deemed to constitute a "group" for the purposes of Rule 13d of the Securities Act of 1933, as amended. Each party within the Dovrat Entities disclaims beneficial ownership of all shares held by Ofer Ships, and Ofer Ships disclaims beneficial ownership of all shares held by the parties that comprise the Dovrat Entities.

(6) Includes (i) 300,000 stock options exercisable into shares of ECI within sixty days, being the stock options issued to Carmel V.C. Ltd. pursuant to the provisions of an agreement dated December 17, 2002, entered into between ECI and Carmel V.C. Ltd. relating to the services of Mr. S. Dovrat (for further details see Item 6 - "Directors, Senior Management and Employees" under the caption "Compensation"); and (ii) 329,040 Ordinary Shares held by the Ofer Ship (see footnote (7) below), in respect of which it has granted to Carmel V.C. Ltd. an option to purchase, expiring on December 5, 2009. Percentage ownership is calculated in relation to above number of shares issued and outstanding plus the said 300,000 stock options exercisable within sixty days.

(7) 6,580,000 of the ECI shares held by the Ofer Ships were acquired in February 2002 by Ofer Ships, Udi Angel, Doron Ofer and Eyal Ofer (collectively referred to as the "Ofer Brothers Group") pursuant to the Subscription Agreement. Subsequently, within the provisions of the Subscription Agreement, Mr. D. Ofer (in June 2003), Mr. Angel and Mr. E. Ofer (both in October 2003) sold to Ofer Ships the ECI shares acquired by them under the Subscription Agreement (in each case, 789,474 shares). The holdings of Ofer Ships also include 287,200 ECI shares purchased subsequent to the Subscription Agreement but not subject to its provisions. Orona Investments Ltd (a company wholly owned by Mr. Angel) and L.Y.N. (Holdings) Ltd., (a company of which Mr. E. Ofer holds 95% of the issued share capital) are each the direct owners of one-half of the outstanding stock of Ofer Ships. Accordingly, the aforesaid companies, and Mr. Angel and Mr. E. Ofer, may be deemed to beneficially own all of the ECI shares held by Ofer Ships.

(8) Based upon a Schedule 13D filing made with the Securities & Exchange Commission and subsequent notifications sent to the Company, most recently dated April 20, 2004. Fidelity Low Priced Stock Fund ("Fidelity Fund") is an investment company registered under Section 8 of the Investment Company Act of 1940. Fidelity Management & Research Company ("Fidelity Management"), a wholly owned subsidiary of FMR Corp., is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. The said ECI shares are owned by Fidelity Fund, and Fidelity Management is the beneficial owner of the said shares as a result of acting as investment adviser to Fidelity Fund. Edward C. Johnson 3d and other members of his family are the predominate owners of, and may be deemed to form a controlling group of, FMR Corp.

Significant Changes in Percentage Ownership by Major Shareholders

      To our knowledge, the significant changes in the percentage ownership of our shares held by our major shareholders during the past three years are as follows:

      In January 2001, Koor (including a wholly owned subsidiary) and Clal held approximately 33.5% and 13.8%, respectively, of our outstanding shares. Koor and Clal subsequently purchased additional shares of ECI on the open market and as at December 31, 2001, their interests stood at 34.6% and 15.6%, respectively. On February 12, 2002, pursuant to the Subscription Agreement, the Dovrat Entities and the Ofer Brothers Group were each issued 6,580,000 shares of ECI (each representing at closing approximately 6.2% of ECI's outstanding shares) and the holdings of Koor and Clal were diluted accordingly. Clal (through February 2002) and Koor (through June 2002) subsequently acquired some additional shares in private transactions, but have not since changed their holdings in ECI, apart from the sale by Clal of 248,600 ECI shares in December 2003 and the transfer of shares between Koor and its wholly owned subsidiaries. Subsequent to the Subscription Agreement, Ofer Ships (a member of the Ofer Brothers Group) and various members of the Dovrat Entities acquired additional shares in private transactions, as referred to in the footnotes to the above table. In February 2004, we received notice that Fidelity held 5.1% of ECI's shares as at December 31, 2003, which holdings increased slightly in 2004.

Different Voting Rights by Major Shareholders

      The shareholders listed above do not have any different voting rights from any other of our shareholders, except the Dovrat Entities and Ofer Ships, who, pursuant to the Subscription Agreement (and the consequential amendment to our articles of association), are entitled to directly appoint up to two of our directors and have no voting rights with regard to the election of other directors in respect of the shares acquired under to the Subscription Agreement. (For additional details, see Item 6 - "Directors, Senior Management and Employees" under the caption "Board Practices - Terms of Directors".)

Record Holders

      As of June 13, 2004, there were 383 holders of record of our ordinary shares in the United States who collectively held approximately 54% of our outstanding ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders, nor is it representative of where such beneficial holders are resident because many of these ordinary shares (including some of the ordinary shares beneficially owned by our major shareholders) were held of record by brokers or other nominees.

Duties of Shareholders

      Under the Companies Law, the disclosure requirements that apply to an office holder (see Item 6 - "Directors, Senior Management and Employees" under the caption "Board Practices - Fiduciary Duties of Office Holders") also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including, for this purpose, a shareholder that holds 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company, but excluding a shareholder whose power derives solely from his or her position as a director of the company or any other position with the company.

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

      In addition, under the Companies Law, each shareholder has a duty to act in good faith in exercising his, her or its rights and fulfilling the obligations of the shareholder toward the company and other shareholders and to refrain from abusing his, her or its power in the company, such as in shareholder votes. In addition, specified shareholders have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that he, she or it possesses the power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of the articles of association, has the power to appoint or to prevent the appointment of an office holder or any other power toward the company. For this purposes, a shareholder is presumed to be a controlling shareholder if such shareholder holds 50% or more of the means of control of the company, which refers to voting rights and the rights to appoint directors or the chief executive officer. However, the Companies Law does not define the substance of this duty of fairness.

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

RELATED PARTY TRANSACTIONS

      The transactions we have conducted with related parties are comprised primarily of the following:

      o sales of certain ECI products and purchase of components and services;

      o     insurance; and

      o     buildings and rentals.

      We believe that all the transactions we have conducted with related companies were in the ordinary course of business and on terms no less beneficial than those applied to transactions with other customers or suppliers. In all cases, where appropriate, prices, fees and other terms of the agreements covering these arrangements were arrived at in negotiations with these entities after consideration of the prices and terms offered by providers of similar services. Details of these transactions are as follows:

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

      In October 2000, ECI and InnoWave entered into an agreement for the sale by InnoWave to Global Village Telecom, or GVT, a Brazilian company, of wireless local loop systems and services for a wide territory in South and Central Brazil. The territory covers approximately 30% of Brazil, encompassing nine states, as well as the capital, Brasilia. Companies within the IDB group own approximately 28% (on a fully diluted basis) of the holding company of GVT. Pursuant to the agreement with GVT, we granted GVT long-term financing for the purchase, comprising credit of up to $168 million, based upon the progress of sales. This financing was granted in conjunction with credit made available to GVT by a group of other equipment vendors. The credit was to be repaid (in semi-annual payments) over a period of four years, commencing three years from the date of the signing of the agreement. The interest payable in respect of this credit was variable (ranging from LIBOR plus 4.5% to LIBOR plus 6.5%). As security for its obligations under the agreement, GVT granted ECI (together with three other major international suppliers) a charge on GVT's license to operate its communications network in the territory, together with additional security including shareholders' guarantees and charges on revenue and contracts. The principal shareholders of GVT also committed themselves to maintaining at GVT a ratio of shareholders' equity to loans from vendors of at least 40:60, and have invested at least $300 million in the capital of GVT.

      Although we sold the operations of InnoWave in 2003, the GVT debt remained due to ECI. GVT's revenues are denominated mainly in Brazilian currency and its vendor debt is in dollars. This has negatively impacted its ability to maintain the debt repayment schedule, due to a significant devaluation of the Brazilian currency relative to the dollar, and commencing December 2002, GVT defaulted in its interest payments to us. Accordingly, GVT has been in discussion with its creditors and shareholders with a view towards restructuring its outstanding debts, and it is anticipated that a definitive agreement will be signed by mid-July, 2004. Pursuant to this proposed agreement, the debt due to us, of approximately $159 million, including accrued interest, will be repaid over a number of years ending in 2013. The proposed agreement also provides for a reduction in interest rates, relaxation of certain covenants and a commitment by GVT's shareholders to inject a further $25 million into GVT. (See Note 4C to our consolidated financial statements incorporated by reference into this annual report for details of provisions for doubtful debt made in respect of the GVT debt.)

      In addition to the agreement referred to above, ECI made a loan of $27 million to GVT's parent company, GVT Holding NV, in return for convertible subordinated notes that carried interest at 5% per annum. The maturity date of the notes was in November 2003 and they carried the right to convert into marketable securities in the event of an initial public offering of a company in the GVT group. Due to significant concern regarding the financial ability of the parent company to repay the notes, during 2002, we included a provision in the amount of $18 million, as part of our "other expenses", to reflect a decline in the value of this investment. In 2003, we recorded an associated $3.4 million charge, also in "other expenses", for a further decline in the value of this investment. As part of the proposed agreement regarding the restructuring of the GVT debt referred to above, it is anticipated that approximately $5.4 million of this loan will be paid in cash by certain shareholders of GVT's parent company, a part will be waived and the remainder is included in the $159 million debt due to us by GVT, as referred to above.

ECtel

      We have entered into certain agreements with ECtel, including agreements in the ordinary course of business. The following is a brief summary of the principal agreements.

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

      o Registration Rights Agreement with Investors - On February 6, 2002, as provided in the above share purchase agreement, ECtel entered into a registration rights agreement with ECI and the investors to register for sale the ordinary shares to be purchased pursuant to the share purchase agreement. ECtel's registration statement covering the resale of the sold shares was declared effective on March 22, 2002. The agreement required that the registration statement remain effective for a period of up to two years.

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

      o Services Agreements - In January 2001, we entered into several services agreements with ECtel for the purpose of defining their continuing relationship with us. The services being provided by us under these agreements include intellectual property management assistance; internal audit; telecommunications and transportation services; maintenance services;; and various other miscellaneous services. For performance of each service ECtel pays us agreed-upon amounts, some of which are based on their pro rata use of our facilities or estimations of the cost of the services based on the ratio of the total number of their employees to the total number of our employees in the shared facility in Petah Tikva, or upon actual usage of such services. Most of these various services agreements had a term of one year, were renewed in 2002 for an additional one year period and continue to be observed by the parties in the ordinary course of business. All of the agreements are terminable by either party at any time upon a material breach by the other party.

      o Supply Agreement - We entered into a supply agreement with ECtel on February 9, 2004, which replaced an earlier supply agreement entered into in October 1999, pursuant to which we supply them with certain modules (both software and hardware) used in their products and developed by our former NGTS division. We may discontinue the production of any modules after giving ECtel twelve months' prior notice, in which case we would be obligated to provide ECtel with relevant licenses and repair services, supply spare parts and provide all necessary information for them to manufacture the modules themselves and integrate them into their products. In addition, under the terms of the supply agreement, we have granted

            ECtel: (i) a non-exclusive non-transferable license to use the intellectual property rights in the modules supplied by us that are incorporated in their products in the course of their regular business; (ii) the right to develop the modules' software; and (iii) the right to sub-license the intellectual property to third parties for use solely with ECtel's products. ECtel undertook not to compete with the DCME Integrated Systems sold by Veraz Networks. The supply agreement has an initial period of seven years and can be extended only by mutual agreement between the parties.

      o Administrative Services Agreement in Germany - ECtel entered into an administrative services agreement with our German subsidiary, ECI Telecom GmbH, effective October 1, 2002, for the provision of various administrative services, including sub-lease of office space and various administrative services to ECtel's subsidiary, ECtel GmbH. The term of this agreement is for an initial period of one year, and is automatically renewed at the end of such period for an additional year, unless either party notifies the other party in writing, at least 180 days prior to the expiration of the initial term, of its decision not to renew the agreement.

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

Dovrat Entities

      On December 17, 2002, we entered in to an agreement with Carmel V.C. Ltd., relating to the services of Mr. Shlomo Dovrat, then Vice Chairman, and now Chairman, of our board of directors. Mr. Shlomo Dovrat shares control of Carmel V.C. Ltd., one of the Dovrat Entities. The agreement was approved by our shareholders on February 24, 2003. (For details of the agreement, see Item 6 - "Directors, Senior Management and Employees" under the caption "Compensation". For details of the holdings of ECI shares by members of the Dovrat Entities, see in this Item under the caption "Major Shareholders".)

      On February 17, 2003, we entered into an agreement with Alvarion Ltd. for the sale of to it of the operations of InnoWave, which was completed in April 2003. The Chairman of the board of directors of Alvarion was Aharon Dovrat, the father of Shlomo Dovrat, then Vice Chairman, and now Chairman of our board of directors. Both Mr. Shlomo Dovrat and Mr. Aharon Dovrat are affiliated to entities within the Dovrat Entities. (For details of the agreement, see Item 10
- "Additional Information" - "Material Contract" under the caption "InnoWave Agreement". For details of the holdings of ECI shares by members of the Dovrat Entities, see above in this Item under the caption "Major Shareholders".).

ITEM 8. FINANCIAL INFORMATION

FINANCIAL STATEMENTS

      The Consolidated Financial Statements of ECI for the year ended December 31, 2003 and the reports of independent accountants in connection therewith are hereby incorporated into this annual report by reference to our Report in Form 6-K for the Month of March 2004, furnished to the SEC on March 24, 2004.

EXPORT SALES

      During 2003, ECI's net sales from Israel amounted to $358.5 million and accounted for 85.1% of total net sales, compared to $570.3 million and 94.6% of total net sales in 2002 and $764.3 million and 87.7% of total net sales in 2001. (The aforesaid figures exclude discontinued operations.)

LEGAL PROCEEDINGS

      From time to time claims are filed against us mainly alleging violations of intellectual property rights and breaches of contract. In addition, from time to time claims are filed against us by former employees alleging certain amounts due following the termination of their employment with us. Although we believe that the resolution of possible future litigation is remote in time, the results of litigation are inherently uncertain and there can be no assurance that possible future litigation will not have a material adverse effect on our business, operating results and financial condition

      Restrictive Trade Practices. In October 1997, an investigation was commenced by the Israeli Comptroller of Restrictive Trade Practices regarding alleged price fixing and non-competitive practices among TTL, Tadiran Ltd., or Tadiran, now a wholly owned subsidiary of Koor, and Telrad Telecommunications & Electronics Industries Ltd., or Telrad, a subsidiary of Koor. An inspection at TTL's offices was conducted by the Comptroller in the course of which documents were taken. Subsequently, employees of the respective companies were investigated. Pursuant to Israel's Restrictive Trade Practices Law - 1998, criminal charges may be commenced and a fine may be levied against an entity or person that has violated the law. In addition, violators may be liable for damages that are proven as a result of their violation.

      In December 1998, the Comptroller announced that the investigations department of the Restrictive Trade Practices Authority or the Authority, had completed its investigations regarding suspected anti-trust violations among Koor, Telrad, Tadiran, Bezeq-The Israel Telecommunications Corporation Ltd. and Bezeqcall Ltd. in the area of large exchanges and in the area of the provision of telecommunications services on the premises of private business customers (mainly related to private automatic branch exchanges) which were part of the telecommunications group of Tadiran, to which TTL succeeded. The Authority's investigators recommended filing criminal charges against certain of the entities or persons investigated in connection with such suspicions. TTL was acquired by, and merged with and into, ECI in 1999.

      We were notified by Tadiran that, in March 2002, Tadiran received a notice from the Authority that it is considering the possibility of bringing Tadiran to trial as a result of its actions with regard to the supply of large exchanges between 1993 and 1997. It is unclear whether or to what extent TTL (and ECI) will also be the subject of the proposed trial. According to such notice, the investigation regarding the private automatic branch exchanges is still under review. In the context of our merger with TTL, Tadiran agreed to indemnify ECI from damages, subject to an agreed upon deductible amount of $6 million, that ECI may incur as a result of the foregoing. We have made provision for this potential liability in our financial statements.

      Dispute with Sanmina/SCI. In November 1999, we sold a division of our manufacturing operations to Sanmina/SCI Systems (formerly SCI Systems), a global contract manufacturer, and entered into a supply agreement that, among other things, requires us to outsource manufacturing work to Sanmina/SCI. Sanmina/SCI alleges that we have breached these obligations under the supply agreement, thus causing it financial damage. We have denied this allegation and have made counterclaims against Sanmina/SCI with respect to payment breaches, among other things. In January 2002, the parties commenced a dispute resolution process pursuant to the terms of the supply agreement. In April 2002, this dispute entered the mediation stage. The mediation process failed and the parties started arbitration proceedings in December 2002. In April 2003, Sanmina/SCI filed its statement of claim in the arbitration in the amount of NIS 24 million (equal to approximately $5.3 million on the basis of the exchange rate prevailing on April 30, 2003), based upon their earlier allegations. In July

2003, we filed our statement of defense and our statement of counterclaim against in the amount of NIS 34,757,899 (equal to approximately $7.7 million) or, in the alternative $41,998,580 and NIS 35,401,153 (equal to approximately $7.8 million). On February 1, 2004, Sanmina/SCI filed its answer to the counterclaim and a motion to strike several of our claims. In accordance with a decision rendered by the arbitrator in a preliminary hearing that took place on March 4, 2004, we filed our response to Sanmina/SCI's motion to strike several of our claims on March 24, 2004. However, the parties are again endeavoring to settle this dispute with the assistance of an independent mediator. We cannot predict the outcome of this dispute.

DIVIDENDS

      We have not paid cash dividends on our ordinary shares since 2000, when we declared and paid an annual gross dividend of $0.15 per share. On May 10, 2004, we distributed 7.6 million ordinary shares of ECtel to our shareholders, subject to applicable withholding tax. (For additional details see Item 4 - "Information on the Company" - "Business Overview" under the caption "ECtel".)

      We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the near future. Payment of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, results of operations and current and anticipated cash needs.

      Our board of directors may declare dividends as it views justified, to the extent permitted by applicable law. Dividends may be paid in assets or securities of ECI or of other companies. Under the Companies Law, dividends may be paid out of profits, as calculated thereunder, as of our most recent financial statements or as accumulated over a period of two years, whichever is higher. In addition, dividends may be paid with the approval of the court. In any event, a dividend is permitted only if there is no reasonable concern that the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

      Because we have received certain benefits under the laws relating to approved enterprises, if we pay dividends out of income derived from our approved enterprises, we may be subject to certain Israeli taxes to which we would not otherwise be subject. (For more information about the tax treatment of dividends paid on our ordinary shares, see Item 10 - "Additional Information"- under the caption "Taxation".)

      Dividends, if any, paid to the holders of our ordinary shares, and any amounts payable upon our dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of our ordinary shares, may be paid in dollars or, if paid in NIS, may be converted into freely repatriable dollars at the rate of exchange prevailing at the time of conversion.

SIGNIFICANT CHANGES

      Except as otherwise disclosed in this annual report (including the Subsequent Events referred to in Note 22 to our consolidated financial statements incorporated by reference into this report), no significant change has occurred since December 31, 2003.


ITEM 9. OFFER AND LISTING

TRADING MARKET

      Our ordinary shares are listed on the Nasdaq Stock Market's National Market under the symbol ECIL.

STOCK PRICE HISTORY

      All share prices shown in this item are rounded to the nearest U.S. cent.

      The following table sets forth the annual high and low market prices of our ordinary shares as reported on the Nasdaq Stock Market for the five most recent years prior to the filing of this annual report.

                                                  PRICE PER SHARE
                                      ----------------------------------------
CALENDAR YEAR                               HIGH                     LOW
------------------------------------  -----------------       ----------------
1999                                       $45.00                 $23.75
2000                                       $39.88                 $13.81
2001                                       $16.69                  $1.96
2002                                        $6.38                  $1.25
2003                                        $7.00                  $1.55


      The following table sets forth the quarterly high and low market prices of our ordinary shares as reported on the Nasdaq Stock Market for each calendar quarter of the two most recent years prior to the filing of this annual report; and for the quarter ended March 31, 2004:

                                                  PRICE PER SHARE
                                      ----------------------------------------
CALENDAR PERIOD                             HIGH                     LOW
------------------------------------  -----------------       ----------------
2002
First Quarter                               $6.38                  $3.55
Second Quarter                              $4.20                  $2.88
Third Quarter                               $3.40                  $1.63
Fourth Quarter                              $2.69                  $1.25
2003
First Quarter                               $2.25                  $1.55
Second Quarter                              $3.30                  $1.75
Third Quarter                               $4.45                  $2.34
Fourth Quarter                              $7.00                  $3.82
2004
First Quarter                               $9.00                  $5.55


      The following table sets forth the monthly high and low market prices of our ordinary shares as reported on the Nasdaq Stock Market for the six most recent months prior to the filing of this annual report and for the current month (through June 25, 2004):

                                                  PRICE PER SHARE
                                      ----------------------------------------
CALENDAR MONTH                              HIGH                     LOW
------------------------------------  -----------------       ----------------
2003
December                                    $7.00                  $5.56
2004
January                                     $9.00                  $5.72
February                                    $8.00                  $6.35
March                                       $6.98                  $5.55
April                                       $6.58                  $5.58
May*                                        $6.04                  $4.41
June* (through June 25)                     $7.13                  $5.00

      *All share prices for the months of May and June 2004 are subsequent to the ex-dividend date for our distribution of 7.6 million shares in ECtel in May 2004.

ITEM 10. ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

      Set out below is a description of certain provisions of our memorandum and articles of association, and of the Companies Law related to such provisions. This description is only a summary and does not purport to be complete and is qualified by reference to the full text of the memorandum and articles, which are incorporated as Exhibits to this annual report, and by Israeli law.

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

Dividends

      The board of directors may declare dividends when allowed by law as it views justified, and cause us to pay them. Dividends may be paid in assets or shares, debentures, or debentures stock of ECI or of other companies. The board may decide to distribute our profits among the shareholders. Under Companies Law, dividends may be paid out of profits, as calculated thereunder, as of the end of the previous fiscal year or as accumulated over a period of two years, whichever is higher. Notwithstanding the foregoing, dividends may be paid with the approval of a court, provided that there is no reasonable concern that the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. Dividends that remain unclaimed after seven years will be forfeited. The board may deduct from any dividend sums that are due and payable to us on account of calls. Ordinary shares are entitled to their full proportionate share of any cash or share dividend if declared.

Liquidation Rights

      If we are wound up, then subject to applicable law and aside from any special rights of shareholders, our assets will be distributed among our shareholders in proportion to their respective holdings.

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

      We are required to give notice of the general meetings no less than twenty-one days before the general meetings. A quorum in a general meeting consists of two or more holders of ordinary shares (present in person or by proxy), who hold together at least 25% of the voting power in our company, or such other percentage as shall be required under rules and regulations applicable to us. Pursuant to the rules of the Nasdaq National Market, the percentage we require for a quorum at a general meeting is at least 33 1/3% of the voting power in our company. If a meeting is convened at the request of shareholders and no quorum is present, it shall be dissolved. If a meeting is otherwise called and there is no quorum within a half an hour of the time set, the meeting is postponed until the following week (or any other time that the chairman of the board and the shareholders present agree to). Our board may, in its discretion, enable persons to attend the meeting by having simultaneous meetings at the principal place and satellite locations, so long as the facilities are adequate for all shareholders to participate in the business of the meeting, to hear all persons who speak, and to be heard by all other participants.

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

      Every ordinary share has one vote. A shareholder may only vote the shares for which all calls have been paid up on, except in separate general meetings of a particular class. A shareholder may vote in person by proxy, or if the shareholder is a corporate body, by its representative. A resolution in writing will be passed only if it is signed by all the shareholders entitled to vote at a general meeting.

Anti-Takeover Provisions; Mergers and Acquisitions.

      The Companies Law allows mergers, provided that each party to the transaction obtains the approval of its board of directors and shareholders. For purposes of the shareholder vote of each party, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares not held by the other party (or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party) have voted against the merger. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of that party. Finally, a merger may not be completed unless at least 70 days have passed from the time that the requisite proposals for approval of the merger have been filed with the Israeli Registrar of Companies.

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

      The Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company, unless there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% shareholder of the company, unless there is already a majority shareholder of the company. This requirement does not apply if the acquisition occurs in the context of a private placement by the company. In any event, if as a result of an acquisition of shares the acquirer will hold more than 90% of a company's shares, the acquisition must be made by means of a tender offer for all of the shares. If more than 95% of the outstanding shares are tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to it. The law provides for the appraisal rights if a shareholder files a request in court within three months of a full tender offer.

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

Limitation on Rights to Own Shares.

      Neither our memorandum of association or articles of association nor the laws of the State of Israel restrict in any way the ownership or voting of ordinary shares by non-residents of Israel, except with regard to subjects of countries that are in a state of war with Israel who may not be recognized as owners of our shares.

Notification of Shareholding.

      There are no specific provisions of our memorandum or articles governing the ownership threshold above which shareholder ownership must be disclosed.

MATERIAL CONTRACTS

Facility Agreement

      On February 5, 2001, we entered into a facility agreement with Bank Leumi le-Israel B.M. and Bank Hapoalim B.M. The facility agreement provided for a term loan credit facility in one or more installments in the aggregate principal amount of $300 million. The loan bore interest at the rate of three-month LIBOR plus 0.8% per year on the outstanding principal amount and was repayable in 15 equal quarterly installments beginning June 2002.

      As security for its obligations under the facility agreement, we granted to the banks, among other things, mortgages on all of our real estate in Israel and a pledge on all its shares in ECtel (part of which was released to enable us to distribute 7.6 million of our ECtel shares to our shareholders). Each of our then principal wholly-owned Israeli subsidiaries granted the banks a limited guarantee and a negative pledge. Subsequently, we also pledged our shares and certain contingent interests in Veraz Networks. The facility agreement provided for mandatory prepayments in specified amounts in the event of a private placement or public offering by us and, under certain circumstances, upon the receipt of insurance proceeds. In addition, the facility agreement contained other provisions, such as events of default, restrictive covenants, including negative pledges, as well as a number of financial covenants, typically contained in facility agreements of this type, relating to various aspects of our financial condition including, various financial ratios. We were not in compliance with two of the financial ratio covenants under the facility agreement, both relating to operating earnings, at December 31, 2001 and 2002. The restrictive covenants include, among other things, limitations on liens, distributions, indebtedness, capital expenditures, issuances of securities, acquisitions and dispositions of assets, and changes of control.

      On May 28, 2003, the parties to the facility agreement entered into a letter agreement amending the facility agreement, with the intention of incorporating the provisions of the letter agreement into an amended and restated facility agreement. Pursuant to the letter agreement, at June 30, 2004, we had reduced to $60.0 million our indebtedness in respect of the term loan under the facility agreement. In addition, we granted the banks a floating charge on our assets as security for all indebtedness, from time to time, due to the banks, and the banks relaxed certain of the financial covenants. Effective from June 30, 2003, we were no longer in non-compliance of the two financial ratio covenants referred to above, as these were suspended until the end of 2003, and from January 2004, the covenants are less burdensome and we are in compliance.

      Also, pursuant to the letter agreement, we repaid $13.0 million of short-term loans to one of the banks, which loans had been extended to us outside the facility agreement. As a result, our short-term loans as at that date were $15.0 million, which sum was repaid to the bank in June 2003. The letter agreement provided for up to $30 million in short-term credit facilities to be extended to us, subject to our fulfillment of our obligations.

      On March 31, 2004 and April 1, 2004, we repaid principal amounts of $7.5 million and $15.0 million, respectively, under the facility agreement. Following such repayments, $37.5 million principal amount was outstanding under the facility agreement.

      We are in the final stages of signing and closing the amended and restated facility agreement. (For further details of the credit facilities received from our banks and the proposed amended and restated facility agreement, see Item 4 - "Operating and Financial Review and Prospects" under the caption "Liquidity and Capital Resources".)

Veraz Networks Agreements

      On October 30, 2002, we entered into a Share Exchange Agreement with NexVerse Networks, Inc. ("NexVerse"), a Delaware corporation, in connection with the combination of the principal business of our NGTS operations with that of NexVerse. Pursuant to the Share Exchange Agreement, we initially transferred assets of our NGTS business to two subsidiaries, one a U.S. corporation ("Chorale Networks U.S.") and the other an Israeli company ("Chorale Networks Israel"). At the Closing, which took place on December 31, 2002, we transferred all of the issued shares in the above subsidiaries to NexVerse in exchange for 68,347,221 shares of NexVerse Common Stock and 9,000,000 shares of NexVerse Series B-1 Preferred Stock. Chorale Networks U.S. then merged with and into NexVerse, which entity assumed the name Veraz Networks, Inc., and Chorale Networks Israel changed its name to Veraz Networks Ltd.

      Pursuant to the Share Exchange Agreement, we entered into a number of ancillary agreements with NexVerse (or with the transferred subsidiaries) including: separation agreements in respect of the US and Israeli assets of the business sold; a license agreement relating to the grant by us of a perpetual royalty-free license in respect of our DCME intellectual property; a license agreement relating to the grant back to us of a perpetual, non-transferable license in respect of the VoIP intellectual property; an exclusive master manufacturing and distribution agreement pursuant to which we agreed to manufacture our DCME product exclusively for sale by Veraz Networks; a non-exclusive manufacturing and supply agreement relating to the manufacture of VoIP gateway products; transitional support and services agreements; and a trademark license agreement relating to the use of certain of our trademarks, service marks and trade names. We also agreed to make available to Veraz Networks a credit line of up to $10 million, in the event of Veraz Networks being unable to obtain such financing on commercially reasonable terms. The borrowing under the credit line would be secured by accounts receivable pre-approved by us and the outstanding loan will not exceed 40% of such receivables.

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

      The value of the InnoWave transaction was approximately $20 million. This consisted of cash consideration paid to us by Alvarion of $9.1 million (of which $0.6 million was paid to certain key InnoWave employees being transferred to Alvarion) and the cash balances of InnoWave at the date of closing, which were withdrawn by us. Alvarion also granted to us warrants to purchase 200,000 ordinary shares of Alvarion at an exercise price of $3.00 per share (of which, warrants to purchase 50,000 shares were to be transferred to certain key InnoWave employees being transferred to Alvarion). During the first quarter of 2004, we exercised all the warrants granted to us and sold the underlying Alvarion shares, which resulted in a net gain of approximately $1.5 million.

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

ISRAELI TAX CONSIDERATIONS AND GOVERNMENT PROGRAMS

      The following summary describes the current tax structure applicable to companies in Israel, with special reference to its effect on us. It also contains a discussion of the material Israeli tax consequences to our shareholders and Israeli government programs benefiting us. To the extent that the discussion is based on new tax legislation that has not been subject to judicial or administrative interpretation, we cannot assure you that the tax authorities or the courts will accept the views expressed in the discussion in question.

Tax Reform

      On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No. 132), 2002, as amended, known as the Tax Reform, came into effect.

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

o Introduction of controlled foreign corporation (CFC) rules into the Israeli tax structure. Generally, under such rules, an Israeli resident who holds, directly or indirectly, 10% or more of the rights in a foreign corporation whose shares are not publicly traded (or which has offered less than 30% of its shares or any rights to its shares to the public), in which more than 50% of the rights are held directly or indirectly by Israeli residents, and a majority of whose income in a tax year is considered passive income, will be liable for tax on the portion of such income attributed to his holdings in such corporation, as if such income were distributed to him as a dividend;

o Imposition of capital gains tax on capital gains realized by Israeli individuals as of January 1, 2003, from the sale of shares of publicly traded companies on the Tel Aviv Stock Exchange and from the sale of shares of publicly traded Israeli companies on certain other stock exchanges (such gain was previously exempt from capital gains tax in Israel in certain cases). For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares, see "Capital Gains Tax on Sales of Shares" below;

o Effectuation of a new regime for the taxation of shares and options issued to employees and officers (including directors); and

o Introduction of tax at a rate of 25% on dividends paid by one Israeli company to another (which are generally not subject to tax), if the source of such dividends is income that was derived outside of Israel.

General Corporate Tax Structure

      Israeli companies are generally subject to "Company Tax" at the rate of 36% on taxable income and are subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003. However, the effective tax rate payable by a company that derives income from an approved enterprise (under the Law for the Encouragement of Capital Investments, 1959) may be considerably less, as further discussed below. As we derive income from approved enterprises, we are entitled to a reduction in the normally applicable tax rate for income generated from such program.

      On June 2, 2004, the Israel government introduced a bill to the Israel parliament proposing, among other things, changes to the corporate tax rate. The bill proposes to reduce the corporate tax rate from 36% to 35% for the 2004 tax year, 34% for the 2005 tax year, 32% for the 2006 tax year and 30% for the 2007 tax year and thereafter. In order to enact the bill as law, the bill must be approved by the Israel parliament and published. The bill might be modified prior to enactment or might not be enacted at all. Accordingly, we cannot predict the consequences of the bill to us.

Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

      The Law for the Encouragement of Capital Investments, 1959, as amended, commonly referred to as the Investments Law, provides that a company may apply for a proposed capital investment in eligible facilities to be designated as an approved enterprise program.

      Subject to compliance with applicable requirements, the portion of income derived from an approved enterprise program investment, under the alternative package of benefits, is generally eligible for the following tax benefits commencing in the first year in which it generates taxable income:

YEARS WHEN APPROVED ENTERPRISE BEGINS GENERATING TAXABLE INCOME TO
 SUCH APPROVED ENTERPRISE PROGRAM UNDER THE ALTERNATIVE PACKAGE OF
      BENEFITS, WHERE THE FACILITY IS IN THE CENTER OF ISRAEL                       TAX BENEFIT
------------------------------------------------------------------   -----------------------------------------
   1-2 (or 10 years in certain areas).............................   Tax-exempt
   3-7............................................................   Corporate tax of up to 25%
   8-10...........................................................   Corporate tax of up to 25% if more than
                                                                     25% of our shares are held by non-Israeli
                                                                     investors; if not then 36%

      We have derived, and expect to continue to derive, a substantial portion of our revenues from our facilities that are approved enterprise programs. The benefits available to an approved enterprise program are described below. These benefits are dependent upon the fulfillment of conditions stipulated in applicable law and in the certificate of approval. The Investments Law will expire on June 30, 2004, unless its terms will be extended. Accordingly, requests for new programs or expansions that are not approved on or before June 30, 2004 will not confer any tax benefits, unless the term of the law will be extended.

      The application for approval for an approved enterprise status is made to the Investment Center of the Ministry of Industry and Trade of the State of Israel. Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, for example, the equipment to be purchased and utilized under the program. The tax benefits derived from any certificate of approval relate only to taxable income attributable to the specific approved enterprise and its specified equipment (in addition, under an amendment to the Investments Law that was made within the framework of the Tax Reform, it was clarified that tax benefits under the Investments Law shall also apply to income generated by a company from the grant of a usage right with respect to know-how developed by the approved enterprise, income generated from royalties, and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the approved enterprise's ordinary course of business). If a company has more than one approval, as we have, or only a portion of its capital investments is approved, its effective tax rate is the result of a weighted average of the applicable rates, by assets ratio and revenue ratio.

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

      A company that has elected the alternative package of benefits and that subsequently pays a dividend out of income derived from the approved enterprise during the tax exemption period will be subject to tax on the amount distributed. The tax rate will be the rate which would have been applicable had the company not elected the alternative package of benefits. This rate is generally 10%-25%, depending on the percentage of the company's shares held by foreign shareholders. The dividend recipient is subject to withholdings tax at the rate applicable to dividends from approved enterprises, which is 15%, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence, if the dividend is distributed during the tax exemption period or within 12 years after the period. This twelve-year limit is waived if the company is defined as a foreign investment company. In certain instances, some transactions with shareholders (including transactions with affiliates of such shareholders) may be deemed the payment of a dividend, taxable as described above, but without any withholding tax. (For further information with respect to the application of Israeli taxes on distribution of dividends to non-Israeli residents see "Taxation of Non-Resident Holders of Shares" below.)

      Subject to applicable provisions concerning income under the alternative package of benefits, in the event a company holds a number of approved enterprise programs, each subject to different terms and conditions and a different tax rate, or in the event only a portion of its capital investments is approved, all income derived from such approved enterprises is considered to be attributable to the entire enterprise and the company's effective tax rate is the result of a weighted average of the various applicable tax rates (such weighted average to be calculated in accordance with the guidelines of the Investments Law). Under the Investments Law, a company that has elected the alternative package of benefits is not obliged to distribute exempt retained profits and may generally decide from which year's profits to declare dividends. We intend to reinvest any income derived from our approved enterprise programs and not to distribute the income as a dividend.

      The Investment Center bases its decision whether or not to approve an application on the criteria in the Investments Law and regulations, the prevailing policy of the Investment Center and the specific objectives and financial criteria of the applicant. Therefore, we cannot assure you that any of our applications will be approved. In addition, the benefits available to an approved enterprise are conditional upon the fulfillment of conditions stipulated in the Investments Law and its regulations and the criteria in the specific certificate of approval, as described above. If a company does not meet these conditions, it would be required to refund the amount of tax benefits, with the addition of the consumer price index linkage adjustment and interest.

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

      However, the amount of such deductible expenses shall be reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. Expenditures not so approved are deductible over a three-year period.

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

      Under the Industry Encouragement Law, industrial companies are entitled to the following preferred corporate tax benefits:

o deduction of expenses over a three year period in connection with the issuance and listing of shares on the Tel Aviv Stock Exchange or, on or after January 1, 2003, on a recognized stock exchange outside of Israel;

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

Special Provisions Relating to Taxation under Inflationary Conditions

      The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Among other features, there is a special tax adjustment for the preservation of equity as follows:

o Where a company's equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of fixed assets, a deduction from taxable income is permitted equal to the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward, linked to the increase in the consumer price index.

o Where a company's depreciated cost of fixed assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income.

      The Government of Israel has indicated that it may amend or eliminate these provisions of the Inflationary Adjustment Law in the future, due to the low rate of inflation in Israel in recent years.

o Subject to specified limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index.

o Gains on certain listed securities, which are taxed at a reduced tax rate with respect to individuals following the tax reform, are taxed at full corporate tax rate, in certain circumstances.

Capital Gains Tax on Sales of Shares

      Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel including shares in Israeli companies by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder's country if residence provides otherwise. The law distinguishes between real gain and inflationary surplus (except on such part of the gain that is applicable to the period before 1993, which is subject to a tax rate of 10%). The inflationary surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset's purchase price that is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

      Pursuant to the Tax Reform, generally, capital gains tax is imposed on Israeli residents at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in (i) companies publicly traded on the Tel Aviv Stock Exchange (or TASE) or; (ii) Israeli companies publicly traded on Nasdaq or on a recognized stock exchange or regulated market in a country that has a treaty for the prevention of double taxation with Israel (such as our company); or (iii) companies dually traded on both the TASE and Nasdaq or a recognized stock exchange or a regulated market outside of Israel. This tax rate is contingent upon the shareholder not claiming a deduction for financing expenses in connection with such shares, (in which case the gain will be taxed at a rate of 25%), and does not apply to: (i) the sale of shares to a relative (as defined in the Tax Reform); (ii) the sale of shares by dealers in securities (who will be taxed at a rate of 36% for corporations and at a marginal tax rate of up to 50% for individuals); (iii) the sale of shares by shareholders that report in accordance with the Inflationary Adjustment Law (who will be taxed at a rate of 36% for corporations and at a marginal tax rate of up to 50% for individuals); or (iv) the sale of shares by shareholders who acquired their shares prior to an initial public offering (that are subject to a different tax arrangement). The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

      In December 2003, regulations promulgated pursuant to the Tax Reform were amended so that, in certain circumstances, capital gains derived from the sale and subsequent (same day) repurchase of shares traded on the TASE or from shares of Israeli companies publicly traded on a recognized stock exchange or regulated market in a country that has a treaty for the prevention of double taxation with Israel, may be taxed at a rate equal to the withholding tax rate applicable to revenues derived from such sale. In accordance with an announcement published by the Israeli Income Tax Commission, the withholding tax rate applicable to the sale of such shares until the end of the 2003 tax year, which was equal at such time to 1% of the revenues generated in their sale, was determined as the final tax rate applicable to such sale. The amended regulations also determined that the day of such sale and repurchase shall be considered the new date of purchase of such shares. The forgoing was not applicable to: (i) dealers in securities;
(ii) shareholders that report in accordance with the Inflationary Adjustment Law; (iii) shareholders who acquired their shares prior to an initial public offering; (iv) in some cases, shareholders that received their shares within the framework of an employer-employee relationship; or (iii) shareholders claiming a deduction for financing expenses in connection with such shares. The amended regulations further provided that with respect to shares of Israeli companies traded in a stock exchange outside of Israel, the market price determined at the close of the trading day preceding the day of the sale and repurchase of such shares, shall constitute the new tax basis for any future sale of such shares.

      Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE, provided such gains did not derive from a permanent establishment of such shareholders in Israel, and are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided however that such capital gains are not derived from a permanent establishment of such shareholders in Israel and provided that such shareholders did not acquire their shares prior to an initial public offering. In addition, non-Israeli corporations will not be entitled to the exemption with respect to gains derived from the sale of shares of Israeli companies publicly traded on the TASE, if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

      In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

      Under the convention between the United States and Israel concerning taxes on income, Israeli capital gains tax will not apply to the sale, exchange or disposition of ordinary shares by a person who holds the ordinary shares as a capital asset, qualifies as a resident of the United States (within the meaning of the U.S.-Israel tax treaty) and is entitled to claim the benefits available to the person by such treaty.

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

      Under the U.S.-Israel tax treaty, the maximum Israeli tax on dividends paid to a holder of ordinary shares who is a U.S. resident (as defined in the treaty) is 25%, and if such shareholder is a U.S. corporation holding at least 10% of the issued voting shares throughout the tax year in which the dividend is distributed as well as the previous tax year, the maximum Israeli tax on dividends paid to such corporation is 12.5% or 15% for dividends derived from income generated from an approved enterprise.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

      Subject to the limitations described herein, the following discussion describes the material U.S. federal income tax consequences of the purchase, ownership and disposition of our ordinary shares to a U.S. holder that will own our ordinary shares as capital assets. A U.S. holder is a holder of our ordinary shares who is:

o     An individual citizen or resident of the United States,

o a corporation (or other entity taxable as a corporation for U.S. federal tax purposes) created or organized in the United States or under the laws of the United States or any political subdivision thereof,

o an estate, the income of which is subject to U.S. federal income tax regardless of its source, or

o a trust (i) if , in general, a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) that has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

      Material aspects of U.S. federal income tax relevant to a holder of our ordinary shares that is not a U.S. holder (a "non-U.S. holders") are also discussed below. This discussion is not a comprehensive description of all of the tax considerations that may be relevant to each person's decision to purchase ordinary shares.

      This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), current and proposed Treasury regulations, and administrative and judicial decisions as of the date of this annual report, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder in light of the holder's individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to U.S. holders that are subject to special treatment, including U.S. holders that:

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

o are, or hold their shares through, partnerships or other pass-through entities;

o own directly, indirectly or by attribution at least 10% of our voting power; or

o     have a functional currency that is not the dollar.

      In addition, this discussion does not address any aspect of state, local or non-U.S. tax laws or the possible application of United States federal gift or estate tax.

      EACH HOLDER OF OUR ORDINARY SHARES IS ADVISED TO CONSULT HIS OR HER OWN TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF PURCHASING, HOLDING OR DISPOSING OF OUR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS IN HIS OR HER PARTICULAR CIRCUMSTANCES.

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

      Dividends that are received by U.S. holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (a maximum rate of 15%), provided that such dividends meet the requirements of "qualified dividend income." Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders, are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (1) if the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a "passive foreign investment company," a "foreign personal holding company" or a "foreign investment company" (as such terms are defined in the Code) for any year, dividends paid on our ordinary shares in such year or in the following year would not be qualified dividends. In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do; in such case the dividend will be taxed at ordinary income rates.

      Distributions of current or accumulated earnings and profits paid in foreign currency to a U.S. holder (including any Israeli taxes withheld from the distributions) will be includible in the income of a U.S. holder in a dollar amount calculated by reference to the exchange rate on the date of the distribution. A U.S. holder that receives a foreign currency distribution and converts the foreign currency into dollars after the date of distribution will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the dollar, which will generally be U.S. source ordinary income or loss.

      U.S. holders will have the option of claiming the amount of any Israeli income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the Israeli income taxes withheld, but the amount may be claimed as a credit against the individual's U.S. federal income tax liability. The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. These limitations include rules that limit foreign tax credits allowable for specific classes of income to the U.S. federal income taxes otherwise payable on each such class of income. The total amount of allowable foreign tax credits in any year cannot exceed the pre-credit U.S. tax liability for the year attributable to foreign source taxable income.

      A U.S. holder will be denied a foreign tax credit for Israeli income tax withheld from dividends received on the ordinary shares:

o if the U.S. holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend; or

o to the extent the U.S. holder is under an obligation to make related payments with respect to positions in substantially similar or related property.

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

Tax Consequences if we are a Passive Foreign Investment Company

      We would be a passive foreign investment company (a "PFIC") for 2003 if (taking into account certain "look-through" rules with respect to the income and assets of our subsidiaries) either 75% or more of our gross income for the taxable year was passive income or the average percentage (by value) of our passive assets during the taxable year was at least 50 percent.

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

      As indicated above, we will be a PFIC for any tax year if the average percentage (by value) of our assets held for the production of, or that produce, passive income is at least 50 percent. Based on our calculations, we believe that we were not a PFIC for our tax year ended December 31, 2003. However, there can be no assurance that the U.S. Internal Revenue Service will not challenge the methodology we used in determining that we were not a PFIC in 2003. In addition, although we currently expect that we will not be a PFIC in 2004, there can be no assurance that we will not become a PFIC in 2004 or in a subsequent year. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. U.S. holders who hold our ordinary shares during a period when we are a PFIC will be subject to these rules, even if we cease to be a PFIC, subject to specified exceptions for U.S. holders who made a QEF election.

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

Tax Consequences for Non-U.S. Holders of Ordinary Shares

      Except as described in "Information Reporting and Back-up Withholding" below, a non-U.S. holder of ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our ordinary shares, unless:

o the item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and, in the case of a resident of a country which has a treaty with the United States, the item is attributable to a permanent establishment, or in the case of an individual, a fixed place of business, in the United States;

o the non-U.S. holder is an individual who holds the ordinary shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption; or

o the non-U.S. holder is subject to tax under the provisions of U.S. tax law applicable to U.S. expatriates.

Information Reporting and Back-up Withholding

      U.S. holders generally are subject to information reporting requirements with respect to dividends paid in the United States on, or proceeds from the disposition of, our ordinary shares. In addition, a U.S. holder may be subject, under certain circumstances, to backup withholding at a rate of up to 28% with respect to dividends paid on, or proceeds from the disposition of, our ordinary shares unless the U.S. holder provides proof of an applicable exemption or correct taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules. A holder of our ordinary shares who provides an incorrect taxpayer identification number may be subject to penalties imposed by the IRS. Amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the holder's federal income tax liability, provided the required information is furnished to the IRS.

      Non-U.S. holders generally are not subject to information reporting or back-up withholding with respect to dividends paid on, or proceeds from the disposition of, our ordinary shares, provided that the non-U.S. holder provides a taxpayer identification number, certifies to its foreign status, or establishes another exemption to the information reporting or back-up withholding requirements.

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


ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      Through our normal operations, we are exposed to market risks of changes in foreign currency exchange rates and interest rates that could affect our results of operations and financial condition. We manage our exposure to these market risks through our regular operating and financing activities and, when deemed appropriate, we hedge these risks through the use of derivative financial instruments. We use the term hedge to mean a strategy designed to manage risks of volatility of rate movements on certain assets, liabilities and anticipated transactions. The gains or losses on derivative instruments are expected to offset the losses or gains on the assets, liabilities or anticipated transactions exposed to such market risks. We use derivative financial instruments as risk hedging tools and not for trading or speculative purposes. Our risk management objective is to minimize the effect of volatility on our financial results in dollar terms by identifying the recognized assets and liabilities or forecasted transactions and cash flow exposed to these risks and appropriately hedging them with either forward contracts, option contracts and swap derivatives. Details regarding our interest rate exposure are set forth in Table I below. Details of our foreign currency exposures are set forth in Table II below.

INTEREST RATE RISK

      We have short and long-term assets and liabilities most of which bear interest denominated in terms of short-term LIBOR. We are exposed to changes in the floating interest rates for the differences between the current and expected assets and liabilities and the differences of maturity dates.

      At December 31, 2003, we had cash and cash equivalents, short-term investments, long term deposits and marketable securities of $256.1 million and aggregate borrowings of $60.0 million. On March 31, 2004, we repaid $7.5 million of the aggregate borrowings and on April 1, 2004 we repaid an additional $15.0 million, leaving aggregate borrowings of $37.5 million. Our borrowings and some of our financial assets are exposed to fluctuations in LIBOR interest rates. Since we currently own more financial assets bearing floating interest rates than borrowings bearing such rates, we are generally not materially adversely affected by increases in the LIBOR rate, although decreases in such rate may reduce our net financial income. In 2001, we partly hedged the long term loan under our secured facility agreement by using an interest rate swap of $13.3 million upon which we continue to pay a fixed interest rate and receive the floating three month LIBOR rate.

      We have long term pension liabilities that are linked to Israeli Consumer Price Index (the "CPI"), which we hedged in 2003 and 2004 by long term deposits linked to the CPI, and corporate and Israel government bonds linked to the CPI.

      Most of our funds, apart from investments linked to the CPI, are placed in investment-grade U.S. corporate and U.S. federal agency obligations and deposits in banks. In the first quarter of 2004, most of such investments comprised securities carrying fixed interest rates. Our policy and practice is to hold these investments to maturity, accounting for interest income over the holding period, and accordingly such investments are not sensitive to changes in interest rates. From an economic perspective, in the event of an increase in interest rates in the United States, we will have a theoretical loss that will not be reflected in our accounting as long as we hold these investments to maturity.

TABLE I

      The following table provides information as at December 31, 2003 regarding our interest rate exposure.

POSITION AS AT DECEMBER 31, 2003

                                                                          SETTLEMENT DATE                              FAIR VALUE
                                  TOTAL AS AT   ---------------------------------------------------------------------     AS AT
                                   DECEMBER                                                                 2009 AND    DECEMBER
                                    31, 2003        2004       2005        2006        2007       2008     THEREAFTER   31, 2003
                                 -------------  -----------  ---------  ----------  ----------  --------  -----------  ------------
                                                            (U.S. DOLLARS IN MILLIONS, EXCEPT PERCENTAGES)
                                 --------------------------------------------------------------------------------------------------
ASSETS THAT INCUR INTEREST
A. Cash and cash equivalents
U.S. dollars....................        127.9       127.9         -          -            -          -          -        127.9
Weighted average interest rate..          1.1%        1.1%        -          -            -          -          -          1.1%
NIS ............................         13.3        13.3         -          -            -          -          -         13.3
Weighted average interest rate..          4.8%        4.8%        -          -            -          -          -          4.8%
U.K. pound sterling.............          1.0         1.0         -          -            -          -          -          1.0
Weighted average interest rate..          3.0%        3.0%        -          -            -          -          -          3.0%
Euro............................          2.5         2.5         -          -            -          -          -          2.5
Weighted average interest rate..          1.6%        1.6%        -          -            -          -          -          1.6%
Other                                     0.7         0.7         -          -            -          -          -          0.7
Weighted average interest rate..          4.8%        4.8%        -          -            -          -          -          4.8%
B. Short-term investments
U.S. dollars....................         42.0        42.0         -          -            -          -          -         42.0
Weighted average interest rate..          1.3%        1.3%        -          -            -          -          -          1.3%
NIS.............................          1.3         1.3         -          -            -          -          -          1.3
Weighted average interest rate..          4.8%        4.8%        -          -            -          -          -          4.8%
C. Trade receivables
U.S. dollars....................        118.4        15.1       39.7       43.0         19.3        1.3        -         118.4
Interest rate...................         (1)         (1)        (1)        (1)          (1)        (1)         -          (1)
D. Long-term investments
U.S. dollars....................         47.5         -         36.1       11.4          -          -          -          47.5
Weighted average interest rate            2.5%        -          2.3%       3.2%         -          -          -           2.5%
NIS.............................         18.3         -          6.2        1.7          2.1        2.6        5.7        18.3
Weighted average interest rate            4.7%        -          4.5%       4.8%         4.8%       4.9%       4.8%        4.7%
LIABILITIES THAT INCUR INTEREST
A. Short-term (U.S. dollars)
Current maturities of long
   term loans (U.S. dollars)             30.0        30.0         -          -           -          -          -         30.0
Interest rate...................     LIBOR+2.0%  LIBOR+2.0%       -          -           -          -          -       LIBOR+2.0%
B. Long-term (U.S. dollars)
Long-term loans less current
   maturities                            30.0         -          30.0        -           -          -          -         30.0
Interest rate...................     LIBOR+2.0%       -     LIBOR+2.0%       -           -          -          -       LIBOR+2.0%

--------------------------
(1) The interest rate on these items ranges between 1.5% and 9.1% and between LIBOR and LIBOR + 7.0%.

FOREIGN CURRENCY RISK

      We are an international company and therefore our earnings, cash flows and financial position are affected by changes in foreign currency exchange rates and by foreign currency changes in the anticipated balances of customers, receivables, suppliers, payables, purchases and sales. We are exposed to market risks arising from differentials between the U.S. dollar (in which we operate) and other currencies. In order to protect ourselves from fluctuations in foreign currency exchange rates, we have established a foreign currency hedging program. Under the program, we currently hedge fluctuations in the U.K. pound sterling, the Euro, the Australian dollar, the Chinese yuan and the Israeli shekel in an attempt to cover the fluctuation in foreign currencies of our monetary balances, firm and expected commitments in respect of future tenders and other transactions and salaries to be paid. The hedge period is determined from time to time by the financial investments committee of our board of directors.

      We use currency forward contracts together with currency options to accomplish this goal. These transactions constitute a future cash flow hedge mostly for sales agreements, for the anticipated backlog of customer orders and for salaries to be paid.

      We do not believe that our activities in entering into hedging contracts subject us to significant exchange rate risk because gains and losses on these contracts generally offset losses and gains on the trade receivables or anticipated trade receivables or trade payables or other inflows or outflows that are hedged.

TABLE II

      The tables below provide information as at December 31, 2003 regarding (a) our foreign currency-denominated assets and liabilities and (b) our derivative instruments.

A. FOREIGN CURRENCY DENOMINATED ASSETS AND LIABILITIES

POSITION AS AT DECEMBER 31, 2003

                                                                          SETTLEMENT DATE                              FAIR VALUE
                                  TOTAL AS AT   ---------------------------------------------------------------------     AS AT
                                   DECEMBER                                                                 2009 AND    DECEMBER
                                    31, 2003        2004        2005       2006        2007       2008     THEREAFTER   31, 2003
                                 -------------  -----------  ---------  ----------  ----------  --------  -----------  ------------
                                                            (U.S. DOLLARS IN MILLIONS, EXCEPT PERCENTAGES)
                                 --------------------------------------------------------------------------------------------------
CURRENT ASSETS:
NIS..........................         37.9          37.9          -        -             -         -           -            37.9
U.K. pound sterling..........          6.9           6.9          -        -             -         -           -             6.9
Euro.........................         53.5          53.5          -        -             -         -           -            53.5
Other........................          5.6           5.6          -        -             -         -           -             5.6
                                 -------------  -----------  ---------  ----------  ----------  --------  -----------  ------------
Total........................        103.9         103.9          -        -             -         -           -           103.9
                                                                  -

LONG TERM ASSETS:
NIS..........................         18.3           -            6.2      1.7           2.1       2.6         5.7          18.3

CURRENT LIABILITIES:
NIS..........................         64.2          64.2          -        -             -         -           -            64.2
U.K. pound sterling..........          3.2           3.2          -        -             -         -           -             3.2
Euro.........................         10.5          10.5          -        -             -         -           -            10.5
Other........................          7.1           7.1          -        -             -         -           -             7.1
                                 -------------  -----------  ---------  ----------  ----------  --------  -----------  ------------
Total........................         85.0          85.0          -        -             -         -           -            85.0

LONG TERM LIABILITIES
INCLUDING CURRENT MATURITIES):
NIS..........................         26.0           4.1          7.8      6.7           7.4       -           -            26.0

--------------------------
(1)   Net provision for severance pay, linked to the Israel Consumer Price
      Index.

B. DERIVATIVE INSTRUMENTS (1)

POSITION AS AT DECEMBER 31, 2003

                                                                       SETTLEMENT DATE
                                              ------------------------------------------------------------------
                                                                                                     2009 AND
                                                 2004       2005       2006      2007      2008     THEREAFTER
                                              ----------  --------  ---------  --------  --------  -------------
                                                                  (U.S. DOLLARS IN MILLIONS)
                                              ------------------------------------------------------------------
Notional amounts to be received from
derivatives relating to commitments in
respect of future tenders, orders and
salaries to be paid (mainly in respect of
expected proceeds)
U.K. pound sterling.......................        15.9        -          -          -        -         15.9
Euro......................................       126.0                   -          -        -        126.0
Australian dollar.........................         1.1        -          -          -        -          1.1
Chinese yuan..............................         5.1        -          -          -        -          5.1
NIS.......................................        13.6        -          -          -        -         13.6


(1)   Derivatives include forwards and options.

      As of January 1, 2001 we adopted SFAS 133 - "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment to SFAS 133". SFAS 133 and SFAS 138 require that all derivative instruments ("derivatives") be recorded classified on the balance sheet as assets or as liabilities at their fair value. The change in the fair value of the derivatives, which are not designated as a hedging instrument, will be recognized in the statement of operations in the period of the change. If the nature and characteristics of a derivative meet the definition of a "hedge", the changes in the fair value of the derivative will be offset from the changes in the fair value of the hedged item (assets, liabilities or firm commitments) and will be recognized in the statement of operations, or as part of comprehensive income until the hedged item is recognized in the statement of operations. The ineffective part of the hedging derivative will be reported in the statement of operations on a current basis. (See Note 1R to our consolidated financial statements incorporated by reference into this annual report.)

      Most of the derivatives described in the position Table IIB. above are anticipated cash-flow hedging transactions. Unrealized losses at December 31, 2003 relating to the above cash-flow derivatives transactions totaled $6.7 million. This amount is expected to appear in the statement of income for the fiscal year ended December 31, 2004.


ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not Applicable

                                    PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

Not Applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

None

ITEM 15. CONTROLS AND PROCEDURES

      Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31,

2003, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the periods specified by the SEC's rules and forms.

      There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation, nor were there any significant deficiencies or material weaknesses in our internal controls requiring corrective actions.


ITEM 16. [RESERVED]



ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

      Our board of directors has determined that Ms. Yocheved (Yochi) Dvir, chairperson of our audit committee, meets the requirements of an "audit committee financial expert", as defined in Item 401(h) of the SEC's Regulation S-K.


ITEM 16B. CODE OF ETHICS

      We have adopted a Code of Ethics and Business Conduct, that applies to all our directors, officers and employees, including our principal executive officer and principal financial officer, principal accounting officer or controller and other persons performing similar functions. A copy of the Code of Ethics and Business Conduct is publicly available and on our Internet website at http://www.ecitele.com. Written copies are available upon request.


ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

      The following table sets forth, for the years 2002 and 2003, the fees paid by us and our subsidiaries to KPMG(1), our independent auditors, and the percentage of each of the fees out of the total amount paid.

                                         YEAR ENDED DECEMBER 31, 2002          YEAR ENDED DECEMBER 31, 2003
                                      -----------------------------------------------------------------------
                                            AMOUNT          PERCENTAGE            AMOUNT          PERCENTAGE
                                       ($ IN THOUSANDS)                      ($ IN THOUSANDS)
                                      ------------------   ------------     ------------------   ------------
Audit fees (2)                                  578             78.4%                618                75.7%
Audit-related fees (3)                          111             14.5%                 77                 9.4%
Tax fees (4)                                     42              5.5%                122                14.9%
All other fees (5)                               12              1.6%                  0                   -
                                               ----            ------               ----               ------
Total                                          $763            100.0%               $817               100.0%
                                               ====            ======               ====               ======

(1) Comprises fees paid to Somekh Chaiken, independent public accountants in Israel, a member of KPMG International, and to other offices of KPMG worldwide. Does not include fees paid by ECtel Ltd.

(2) Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(3) Audit-related fees relate to assurance and associated services that traditionally are performed by the independent auditor, including: accounting consultation and consultation concerning financial accounting and reporting standards.

(4)   Tax fees relate to tax compliance, planning and advice.

(5) Other fees relate to consulting services in respect of our employee stock option plans.

Pre-approval Policies and Procedures

      The audit committee approves all audit, audit-related services, tax services and other services provided by KPMG. Any services provided KPMG that are not specifically included within the scope of the audit must be pre-approved by our audit committee prior to any engagement. None of the fees paid to KPMG were approved pursuant to a de minimus exception.

ITEM 16D. EXEMPTIONS FROM LISTING REQUIREMENTS OF AUDIT COMMITTEE

Not yet applicable to the Registrant.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY ISSUER AND AFFILIATED PURCHASERS

Not yet applicable to the Registrant.


                                    PART III

ITEM 17. FINANCIAL STATEMENTS

Not Applicable.

ITEM 18. FINANCIAL STATEMENTS

      The Consolidated Financial Statements of ECI for the year ended December 31, 2003 and the reports of independent accountants in connection therewith are hereby incorporated into this annual report by reference to our Report on Form 6-K for the Month of March 2004, furnished to the SEC on March 24, 2004.


ITEM 19. EXHIBITS


      THE EXHIBITS FILED WITH OR INCORPORATED INTO THIS ANNUAL REPORT ARE LISTED ON THE INDEX OF EXHIBITS BELOW.

Exhibit No.     Exhibit
-----------     -------
1.1             Memorandum of Association of the Registrant. (Previously filed as Exhibit 3.2 to the Registrant's Registration
                Statement on Form F-1, File No. 33-4371, filed with the Securities and Exchange Commission on November 1, 1991,
                and incorporated herein by reference.)

1.2             Articles of Association of the Registrant, as amended July 30, 2003.

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

Exhibit No.     Exhibit
-----------     -------
4.(a)2          Subscription Agreement dated as of December 6, 2001 by and among the Registrant and Isal Amlat Investments (1993)
                Ltd., Dovrat and Co. Ltd., D Partners (Israel) Limited Partnership, D Partners (BVI) L.P., Ofer (Ships Holding)
                Ltd., Udi Angel, Doron Ofer and Eyal Ofer (the "Purchasers under the Subscription Agreement") and G.L.E. Trust
                Services Ltd. (Previously filed as Exhibit 4.(a)2 to the Registrant's annual report on Form 20-F, filed with the
                Securities and Exchange Commission on July 1, 2002, and incorporated herein by reference.)

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

4.(a)5          Share Exchange Agreement dated October 30, 2002 by and among the Registrant, ECI Telecom - NGTS Inc. and NexVerse
                Networks, Inc. (Previously filed as Exhibit 4.(a)5 to the Registrant's annual report on Form 20-F, filed with the
                Securities and Exchange Commission on June 30, 2003, and incorporated herein by reference.)

4.(a)6          Series C Preferred Stock Purchase Agreement dated as of October 30, 2002 by and among NexVerse Networks, Inc., the
                Registrant and the other purchasers whose names are set forth in Exhibit A to the said agreement. (Previously filed as Exhibit 4.(a)6 to the Registrant's annual report on Form 20-F, filed with the Securities and Exchange
                Commission on June 30, 2003, and incorporated herein by reference.)

4.(a)7          Asset Purchase Agreement dated February 13, 2003, among Alvarion Ltd., InnoWave ECI Wireless Systems Ltd. and the
                Registrant. (Previously filed as Exhibit 4.(a)7 to the Registrant's annual report on Form 20-F, filed with the
                Securities and Exchange Commission on June 30, 2003, and incorporated herein by reference.)

4.(a)8          Letter Agreement dated 28 May, 2003 by and among the Registrant, Inovia Telecoms Limited, Lightscape Networks
                Limited, InnoWave ECI Wireless Systems Limited, ECI Telecom-NGTS Limited, Enavis Networks Limited, Bank Hapoalim
                B.M. and Bank Leumi Le-Israel B.M. (Previously filed as Exhibit 4.(a)8 to the Registrant's annual report on Form
                20-F, filed with the Securities and Exchange Commission on June 30, 2003, and incorporated herein by reference.)

4.(c)1          ECI Telecom Ltd. Employee Share Incentive Plan 2002, as last amended March 4, 2004.

4.(c)2          ECI Telecom Ltd. 2002 Sub-Plan (United States) under the ECI Telecom Ltd. Employee Share Incentive Plan 2002.
                (Previously filed as part of Exhibit 99.1 to the Registrant's Registration Statement on Form S-8, File No.
                333-103669, filed with the Securities and Exchange Commission on March 7, 2003, and incorporated herein by reference.)

4.(c)3          ECI Telecom Ltd. Key Employee Share Incentive Plan 1991, as amended February 7, 2002. (Previously filed as Exhibit
                4.(c)1 to the Registrant's annual report on Form 20-F, filed with the Securities and Exchange Commission on July
                1, 2002, and incorporated herein by reference.)

Exhibit No.     Exhibit
-----------     -------
4.(c)4          ECI Telecom Inc. Key Employee Stock Option Incentive Plan 1991. (Previously filed as Exhibit 4 to the Registrant's
                Registration Statement on Form S-8, File No. 33-49984, filed with the Securities and Exchange Commission on July
                24, 1992, and incorporated herein by reference.)

4.(c)5          ECI Telecom Ltd. Employee Share Purchase Plan 2000. (Previously filed as Exhibit 99.1 to the Registrant's
                Registration Statement on Form S-8, File No. 333-12868, filed with the Securities and Exchange Commission on
                November 16, 2000, and incorporated herein by reference.)

4.(c)6          ECI Telecom Ltd. U.S. Employee Share Purchase Plan. (Previously filed as Exhibit 99.2 to the Registrant's
                Registration Statement on Form S-8, File No. 333-12868, filed with the Securities and Exchange Commission on
                November 16, 2000, and incorporated herein by reference.)

4.(c)7          Tadiran Telecommunications Ltd. 1996 Equity Incentive Plan. (Previously filed as Exhibit 4.1 to the Registrant's
                Registration Statement on Form S-8, File No. 33-9860, filed with the Securities and Exchange Commission on August
                19, 1999, and incorporated herein by reference.)

4.(c)8          Tadiran Telecommunications Ltd. 1997 Equity Incentive Plan. (Previously filed as Exhibit 4.2 to the Registrant's
                Registration Statement on Form S-8, File No. 33-9860, filed with the Securities and Exchange Commission on August
                19, 1999, and incorporated herein by reference.)

4.(c)9          Form of Letter of Indemnification provided to members of the Registrant's board of directors, as amended July
                2002. (Previously filed as Exhibit 4.(c)8 to the Registrant's annual report on Form 20-F, filed with the
                Securities and Exchange Commission on June 30, 2003, and incorporated herein by reference.)

4.(c)10         Form of Letter of Indemnification provided to the Registrant's senior officers, as amended July 2002. (Previously filed as Exhibit 4.(c)9 to the Registrant's annual report on Form 20-F, filed with the Securities and Exchange
                Commission on June 30, 2003, and incorporated herein by reference.)

4.(c)11         Agreement dated December 17, 2002 between the Registrant and Carmel V.C. Ltd. relating to the services of Shlomo
                Dovrat. (Previously filed as Exhibit 4.(c)10 to the Registrant's annual report on Form 20-F, filed with the
                Securities and Exchange Commission on June 30, 2003, and incorporated herein by reference.)

8.1             List of Subsidiaries.

12.1            Certification of Chief Executive Officer pursuant to Exchange Rules 13a-14 and 15d-14, as adopted pursuant to
                Section 302 of the Sarbanes-Oxley Act of 2002.

12.2            Certification of Chief Financial Officer pursuant to Exchange Rules 13a-14 and 15d-14, as adopted pursuant to
                Section 302 of the Sarbanes-Oxley Act of 2002.

13.1            Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. This document is being furnished in accordance with SEC Release No. 33-8212 and 34-47551.

                                   SIGNATURE

The issuer hereby certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this annual report on it behalf.

                                          ECI TELECOM LTD.



                                          By:     /s/ Doron Inbar
                                                  ------------------------------

                                          Name:   Doron Inbar

                                          Title:  President and Chief Executive
                                                  Officer of the Company

Date: July 8, 2004

                                 EXHIBIT INDEX

Exhibit No.     Exhibit
-----------     -------
1.1             Memorandum of Association of the Registrant. (Previously filed as Exhibit 3.2 to the Registrant's Registration
                Statement on Form F-1, File No. 33-4371, filed with the Securities and Exchange Commission on November 1, 1991,
                and incorporated herein by reference.)

1.2             Articles of Association of the Registrant, as amended July 30, 2003.

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

4.(a)2          Subscription Agreement dated as of December 6, 2001 by and among the Registrant and Isal Amlat Investments (1993)
                Ltd., Dovrat and Co. Ltd., D Partners (Israel) Limited Partnership, D Partners (BVI) L.P., Ofer (Ships Holding)
                Ltd., Udi Angel, Doron Ofer and Eyal Ofer (the "Purchasers under the Subscription Agreement") and G.L.E. Trust
                Services Ltd. (Previously filed as Exhibit 4.(a)2 to the Registrant's annual report on Form 20-F, filed with the
                Securities and Exchange Commission on July 1, 2002, and incorporated herein by reference.)

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

4.(a)5          Share Exchange Agreement dated October 30, 2002 by and among the Registrant, ECI Telecom - NGTS Inc. and NexVerse
                Networks, Inc. (Previously filed as Exhibit 4.(a)5 to the Registrant's annual report on Form 20-F, filed with the
                Securities and Exchange Commission on June 30, 2003, and incorporated herein by reference.)

4.(a)6          Series C Preferred Stock Purchase Agreement dated as of October 30, 2002 by and among NexVerse Networks, Inc., the
                Registrant and the other purchasers whose names are set forth in Exhibit A to the said agreement. (Previously filed as Exhibit 4.(a)6 to the Registrant's annual report on Form 20-F, filed with the Securities and Exchange
                Commission on June 30, 2003, and incorporated herein by reference.)

4.(a)7          Asset Purchase Agreement dated February 13, 2003, among Alvarion Ltd., InnoWave ECI Wireless Systems Ltd. and the
                Registrant. (Previously filed as Exhibit 4.(a)7 to the Registrant's annual report on Form 20-F, filed with the
                Securities and Exchange Commission on June 30, 2003, and incorporated herein by reference.)

4.(a)8          Letter Agreement dated 28 May, 2003 by and among the Registrant, Inovia Telecoms Limited, Lightscape Networks
                Limited, InnoWave ECI Wireless Systems Limited, ECI Telecom-NGTS Limited, Enavis Networks Limited, Bank Hapoalim
                B.M. and Bank Leumi Le-Israel B.M. (Previously filed as Exhibit 4.(a)8 to the Registrant's annual report on Form
                20-F, filed with the Securities and Exchange Commission on June 30, 2003, and incorporated herein by reference.)

4.(c)1          ECI Telecom Ltd. Employee Share Incentive Plan 2002, as last amended March 4, 2004.

4.(c)2          ECI Telecom Ltd. 2002 Sub-Plan (United States) under the ECI Telecom Ltd. Employee Share Incentive Plan 2002.
                (Previously filed as part of Exhibit 99.1 to the Registrant's Registration Statement on Form S-8, File No.
                333-103669, filed with the Securities and Exchange Commission on March 7, 2003, and incorporated herein by reference.)

4.(c)3          ECI Telecom Ltd. Key Employee Share Incentive Plan 1991, as amended February 7, 2002. (Previously filed as Exhibit
                4.(c)1 to the Registrant's annual report on Form 20-F, filed with the Securities and Exchange Commission on July
                1, 2002, and incorporated herein by reference.)

Exhibit No.     Exhibit
-----------     -------
4.(c)4          ECI Telecom Inc. Key Employee Stock Option Incentive Plan 1991. (Previously filed as Exhibit 4 to the Registrant's
                Registration Statement on Form S-8, File No. 33-49984, filed with the Securities and Exchange Commission on July
                24, 1992, and incorporated herein by reference.)

4.(c)5          ECI Telecom Ltd. Employee Share Purchase Plan 2000. (Previously filed as Exhibit 99.1 to the Registrant's
                Registration Statement on Form S-8, File No. 333-12868, filed with the Securities and Exchange Commission on
                November 16, 2000, and incorporated herein by reference.)

4.(c)6          ECI Telecom Ltd. U.S. Employee Share Purchase Plan. (Previously filed as Exhibit 99.2 to the Registrant's
                Registration Statement on Form S-8, File No. 333-12868, filed with the Securities and Exchange Commission on
                November 16, 2000, and incorporated herein by reference.)

4.(c)7          Tadiran Telecommunications Ltd. 1996 Equity Incentive Plan. (Previously filed as Exhibit 4.1 to the Registrant's
                Registration Statement on Form S-8, File No. 33-9860, filed with the Securities and Exchange Commission on August
                19, 1999, and incorporated herein by reference.)

4.(c)8          Tadiran Telecommunications Ltd. 1997 Equity Incentive Plan. (Previously filed as Exhibit 4.2 to the Registrant's
                Registration Statement on Form S-8, File No. 33-9860, filed with the Securities and Exchange Commission on August
                19, 1999, and incorporated herein by reference.)

4.(c)9          Form of Letter of Indemnification provided to members of the Registrant's board of directors, as amended July
                2002. (Previously filed as Exhibit 4.(c)8 to the Registrant's annual report on Form 20-F, filed with the
                Securities and Exchange Commission on June 30, 2003, and incorporated herein by reference.)

4.(c)10         Form of Letter of Indemnification provided to the Registrant's senior officers, as amended July 2002. (Previously filed as Exhibit 4.(c)9 to the Registrant's annual report on Form 20-F, filed with the Securities and Exchange
                Commission on June 30, 2003, and incorporated herein by reference.)

4.(c)11         Agreement dated December 17, 2002 between the Registrant and Carmel V.C. Ltd. relating to the services of Shlomo
                Dovrat. (Previously filed as Exhibit 4.(c)10 to the Registrant's annual report on Form 20-F, filed with the
                Securities and Exchange Commission on June 30, 2003, and incorporated herein by reference.)

8.1             List of Subsidiaries.

12.1            Certification of Chief Executive Officer pursuant to Exchange Rules 13a-14 and 15d-14, as adopted pursuant to
                Section 302 of the Sarbanes-Oxley Act of 2002.

12.2            Certification of Chief Financial Officer pursuant to Exchange Rules 13a-14 and 15d-14, as adopted pursuant to
                Section 302 of the Sarbanes-Oxley Act of 2002.

13.1            Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. This document is being furnished in accordance with SEC Release No. 33-8212 and 34-47551.