Form 20-F
period 2004-12-31
ECI TELECOM LTD/
filed 2005-03-31
CIK 701544

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

Commission File Number 0-12672

ECI TELECOM LTD.
(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)

      Israel
(Jurisdiction of incorporation or organization)

30 Hasivim Street, Petah Tikva 49133, Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Ordinary Shares, NIS 0.12 nominal (par) value per share
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
As of December 31, 2004, the issuer had 109,391,828 Ordinary Shares, NIS 0.12 nominal (par) value per share, outstanding.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No

Indicate by check mark which financial statement item the Registrant has elected to follow.
☐ Item 17 ☑ Item 18

TABLE OF CONTENTS
Page
TABLE OF CONTENTS		2
INTRODUCTION		4
	Glossary of Technical Terms	5

PART I		8

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	8

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	8

ITEM 3.	KEY INFORMATION	8
	Selected Financial Data	8
	Risk Factors	11

ITEM 4.	INFORMATION ON THE COMPANY	22
	History and Development of the Company	22
	Business Overview	24
	Organizational Structure	36
	Property, Plants and Equipment	36

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	37
	Operating Results	37
	Liquidity and Capital Resources	56
	Research and Development	61
	Trend Information	65
	Off-Balance Sheet Arrangements	66
	Tabular Disclosure of Contractual Obligations	66

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	67
	Directors and Senior Management	67
	Compensation	71
	Board Practices	72
	Employees	78
	Share Ownership	79
	Stock Benefit Plans	81

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	82
	Major Shareholders	82
	Related Party Transactions	87

ITEM 8.	FINANCIAL INFORMATION	90
	Financial Statements	90
	Legal Proceedings	90
	Dividends	92
	Significant Changes	93

INTRODUCTION

Definitions

In this annual report, unless the context otherwise requires:

•  references to “ECI”, the “Company”, “us”, “we” and “our” refer to ECI Telecom Ltd. (the “Registrant”), an Israeli company, and its consolidated subsidiaries, unless the context otherwise requires.

•  references to “Shares”, “our shares”, “ordinary shares”, “ECI shares” and similar expressions refer to the Registrant’s Ordinary Shares, NIS 0.12 nominal (par) value per share.

•  references to “dollars”, “U.S. dollar” or “$” are to United States Dollars.

•  references to “shekels” or “NIS” are to New Israel Shekels, the Israeli currency.

•  references to the “Companies Law” are to Israel’s Companies Law, 5759-1999.

•  references to the “SEC” are to the United States Securities and Exchange Commission.

Use of Trade Names

In this annual report, unless the context otherwise so indicates or requires, all marks and trade names referred to herein are trademarks and/or service marks of ECI Telecom Ltd., its subsidiaries and/or its minority held affiliates, and may be registered in certain jurisdictions. The use in this annual report of the symbol ® generally indicates registration of the mark in the United States.

Cautionary Statement Regarding Forward-Looking Statements

This annual report includes certain statements that are intended to be, and are hereby identified as, “forward-looking statements”. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions, including, among other things:

•  the overall economic conditions affecting the telecommunications business sector;

•  our ability to execute our strategy successfully;

•  market acceptance of our products and technology and continuing product demand;

•  projected capital expenditures and liquidity;

•  risks in product and technology development;

•  the impact of competitive products and pricing;

•  risks relating to the reorganization and integration of operations;

•  the costs and exposure involved in litigation proceedings; and

•  the impact of changes in our accounting policies.

Forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “can be”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “believe”, “project’, “plan”, “potential”, “continue” or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other “forward-looking” information. When considering such forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this annual report. These statements may be found in Item 4 - “Information on the Company” and Item 5 - “Operating and Financial Review and Prospects” and in this annual report generally. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in Item 3 - “Key Information” under the caption “Risk Factors” and elsewhere in this annual report.

We undertake no obligation publicly to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this annual report might not occur.

Glossary of Technical Terms

The following explanations are not intended as technical definitions, but to assist the reader in understanding certain terms used in this annual report.

Add & Drop Multiplexer (ADM) -- a multiplexer that sends multiple signals at the same time in the form of a single, complex signal and then recovers the separate signals at the receiving end.

Asynchronous Transfer Mode (ATM) -- high-speed transmission technology. A high-bandwidth, low-delay, packet-like switching and multiplexing technique.

Broadband -- a high-bandwidth fiber optic, coaxial or hybrid line with more capacity than a standard voice-grade phone line, capable of carrying numerous voice, data and video channels simultaneously.

Broadband Loop Carrier (BLC) -- a platform that can provide subscribers both voice and TDM services as well as broadband services from a single chassis.

Cellular backhaul -- the connections between the cellular base transceiver station (BTS) site to the main switch node (MSC) site.

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

Competitive Local Exchange Carrier (CLEC) -- a term given to a company that competes with ILECs. Under the United States Telecommunications Act of 1996, companies with CLEC status are allowed to use ILEC infrastructure in two ways: (i) using unbundled network elements, such as the local loop, to connect their switches with the ILEC’s switches, thus giving them access to ILEC customers; and (ii) taking advantage of certain telecommunication services which are offered to ILECs at retail price but which are offered to CLECs at a wholesale discount.

Customer Premises Equipment (CPE) -- a term used for communications equipment owned by the customer and not the service provider and which resides on the customer’s premises.

Dense Wavelength Division Multiplexing (DWDM) -- a WDM multiplexer that can carry up to 160 different wavelengths per fiber and uses amplifiers in order to bridge large distances.

Digital Cross-Connect -- a specialized high-speed data channel switch, which connects transmission paths based on network needs (rather than call by call). Digital cross-connects manage and route network traffic, and combine, consolidate and segregate signals to maximize efficiency.

Digital Subscriber Line Access Multiplexer (DSLAM) -- a mechanism at a phone company’s central location that links many DSL customer connections to a single high-speed ATM or IP connection.

Digital Subscriber Line (DSL and xDSL) -- a technology that uses sophisticated modulation schemes to pack data onto copper wires. They are sometimes referred to as “last-mile” technologies because they are used only for connections from a telephone switching station to a home or office, not between switching stations. The prefix “x” in xDSL indicates different variations of modulation schemes, which include ADSL, G.SHDSL, HDSL and VDSL.

Ethernet -- a widely-used network technology and protocol for interconnecting computing devices.

Fiber To The x (FTTx) -- a term used to describe the use of fiber capability in the access networks. ‘“x” may refer to premises (FTTP), home (FTTH), curb (FTTC) or node (FTTN), as the case may be.

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

Local Loop -- the connection between a telecommunication company’s Central Office to the lines in the service subscriber’s home or office.

Mbps -- short for short for megabits per second, a measure of data transfer speed (a megabit is equal to one million bits).

Multiplexer -- a communications device that combines, several signals for transmission over a single medium.

Multi-Protocol Label Switching (MPLS) -- a packet forwarding technology for network routers, based on virtual connections in a connectionless packet network. Provides simplified packet forwarding, traffic engineering (TE), quality of service (QoS), virtual private networks (VPNs), and network scalability.

Multi-Service Access Gateway (MSAG) -- a platform that has the required features to handle multi services (voice, data and video) and can deliver the services on any media (usually copper and fiber).

Multi-Service Provisioning Platform (MSPP) -- telecommunication equipment that combines multiple networking elements in any combination, including SDH/SONET ADMs, digital cross-connects, Ethernet switches, ATM switches, IP switches/routers, DWDM/CWDM transport terminals and OADMs.

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

Optical Network Termination (ONT) -- a term used for optical communications equipment which resides on the customer’s premises.

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

Passive Optical Network (PON) -- a high bandwidth point to multipoint optical fiber network based on the ATM protocol, Ethernet or TDM. In a PON, signals are routed over the local link with all signals along that link going to all interim transfer points. Optical splitters route signals through the network; optical receivers at intermediate points and subscriber terminals are tuned for specific wavelengths of light direct signals intended for their groups of subscribers. At the final destination, a specific residence or business can detect its specified signal. PONs are capable of delivering high volumes of upstream and downstream bandwidth (up to 622 Mbps downstream and 155 Mbps upstream), which can be changed depending on an individual user’s needs.

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

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

Selected Financial Data

The following selected consolidated income statement data for the years ended December 31, 2002, 2003 and 2004 and the selected consolidated balance sheet data as of December 31, 2003 and 2004 have been derived from our audited consolidated financial statements, which were prepared in dollars and in accordance with United States generally accepted accounting principles, or “U.S. GAAP”, and which are included in this annual report on Form 20-F. Our consolidated financial statements have been audited by Somekh Chaikin, independent registered public accounting firm and a member of KPMG International. The following selected consolidated income statement data for the years ended December 31, 2000 and 2001 and the selected consolidated balance sheet data as of December 31, 2000, 2001 and 2002 have been derived from our audited consolidated financial statements not included in this annual report. The selected consolidated income statement data for the years ended December 31, 2000 and 2001 have been reclassified in light of the designation of certain of our operations as discontinued operations. You should read the following selected financial data in conjunction with our consolidated financial statements and the notes to those financial statements that are included in this annual report.

SELECTED FINANCIAL DATA
FIVE-YEAR FINANCIAL SUMMARY
Income Statement Data:
	Year ended December 31,
	2004	2003	2002	2001	2000
	(Dollars in thousands)
Revenues	$496,712	$392,567	$550,434	$810,797	$999,078
Cost of revenues	300,971	239,298	357,116	701,047	652,966
Gross profit	195,741	153,269	193,318	109,750	346,112
Research and development costs - net	64,870	62,041	80,179	112,215	123,873
Selling and marketing expenses	78,423	73,643	97,309	123,697	171,569
General and administrative expenses[1]	35,491	38,956	82,452	78,231	84,036
Amortization of acquisition related intangible assets	-	1,773	1,760	10,187	-
Impairment of assets	-	667	3,725	96,526	22,968
Loss from exchange of assets	-	-	6,783	-	-
Restructuring expenses	2,585	8,394	-	19,381	24,413
Purchase of in-process research and development	-	-	-	-	20,500
Operating income (loss)	14,372	(32,205)	(78,890)	(330,487)	(101,247)
Financial income (expenses), net	2,607	(743)	5,698	4,377	12,995
Other income (expenses) - net[2]	2,693	(5,376)	(11,074)	(32,168)	35,029
Income (loss) from continuing operations before taxes on income	19,672	(38,324)	(84,266)	(358,278)	(53,223)
Taxes on income	(1,924)	(2,141)	(8,456)	212	1,373
Income (loss) from continuing operations after taxes on income	17,748	(40,465)	(92,722)	(358,066)	(51,850)
Company’s equity in results of investee companies - net	(3,387)	(4,334)	(3,055)	(983)	(1,540)
Minority interest in results of subsidiaries - net	(305)	76	575	607	538
Income (loss) from continuing operations	14,056	(44,723)	(95,202)	(358,442)	(52,852)
Cumulative effect of accounting change, net of taxes	-	-	(550)[3]	1,710[4]	(22,109)[5]
Discontinued Operations:
Loss from discontinued operations[6], net of tax	(3,903)	(26,317)	(66,716)	(55,644)	(16,449)
Net income (loss)	$10,153	$(71,040)	$(162,468)	$(412,376)	$(91,410)

1 Includes (i) in 2003 and 2002, provision for a specific doubtful debt of $6.6 million and $34.0 million, respectively; and (ii) in 2001, liability for the sum of $8.4 million for royalties to the Israeli Government.

2 Includes, in 2004, a gain of $6.0 million from cancellation of a provision to the Israeli Controller of Restrictive Trade Practices in connection with a potential claim.

3 Effective January 1, 2002, we apply the provisions of Statement of Financial Accounting Standards (or “SFAS”) No. 142, “Goodwill and other Intangible Assets”. See the next page of this annual report (following Balance Sheet Data) for details of income (loss) from continuing operations, net income (loss) and income (loss) per share for the years 2000 and 2001 had amortization of goodwill and intangible assets been accounted for in accordance with SFAS No. 142. See also Note 1T to the consolidated financial statements included in this annual report.

4 Commencing January 1, 2001, we apply the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”.

5 Effective January 1, 2000, we apply the SEC Staff Accounting Bulletin No. 101 (SAB 101), “Revenue Recognition in Financial Statements”.

6 Includes impairment of related goodwill, long-lived assets and cumulative effect of an accounting change.

	Year ended December 31,
	2004	2003	2002	2001	2000

Basic earnings (loss) per share
Continuing operations	$0.13	$(0.41)	$(0.90)	$(3.86)	$(0.58)
Cumulative effect of accounting change, net	-	-	$(0.01)	$0.02	$(0.24)
Discontinued operations	$(0.04)	$(0.24)	$(0.63)	$(0.60)	$(0.18)
Net earnings (loss) per share	$0.09	$(0.65)	$(1.54)	$(4.44)	$(1.00)
Diluted earnings (loss) per share
Continuing operations	0.12	$(0.41)	$(0.90)	$(3.86)	$(0.58)
Cumulative effect of accounting change, net	-	-	$(0.01)	$0.02	$(0.24)
Discontinued operations	$(0.03)	$(0.24)	$(0.63)	$(0.60)	$(0.18)
Net earnings (loss) per share-diluted	$0.09	$(0.65)	$(1.54)	$(4.44)	$(1.00)
Cash dividend declared per share	-	-	-	-	$0.15
Weighted average number of shares outstanding, in thousands - basic	108,575	107,831	105,512	92,896	91,824
- diluted	117,133	107,831	105,512	92,896	91,824

Balance Sheet Data:
	As at December 31,
	2004	2003	2002	2001	2000
	(Dollars in thousands)
Cash and cash equivalents	$74,182	$126,411	$356,649	$226,192	$286,443
Working capital	201,544	295,491	366,225	530,758	575,391
Total assets	854,809	901,996	1,148,316	1,416,927	1,848,160
Short term credits, including current maturities	30,000	30,000	230,012	120,030	231,801
Long-term debt, less current maturities	-	30,000	-	200,000	-
Shareholders’ equity	$551,768	$569,505	$639,617	$754,856	$1,157,430
_____________________________
Effective January 1, 2002, we have applied the provisions of SFAS 142 “Goodwill and Other Intangible Assets”. Had amortization of goodwill and intangible assets been accounted for in accordance with the method of SFAS 142, our net income (loss) from continuing operations, net income (loss) and income (loss) per share for the years 2000 and 2001 would have been as follows:

	Year ended December 31,
	2001	2000
	(Dollars in thousands except per share data)

Reported income (loss) from continuing operations	(358,442)	(52,852)
Add back: Goodwill amortization	5,181	6,991
Adjusted income (loss) from continuing operations	(353,261)	(45,861)

Reported net income (loss)	(412,376)	(91,410)
Add back: Goodwill amortization	9,264	12,649
Adjusted net income (loss)	(403,112)	(78,761)

	2001	2000
Earnings (loss) per share from:	Basic and Diluted
Reported earnings (loss) from continuing operations	$(3.86)	$(0.58)
Add back: Goodwill amortization	$0.06	$0.08
Adjusted earnings (loss) from continuing operations	$(3.80)	$(0.50)

Reported net earnings (loss)	$(4.44)	$(1.00)
Add back: Goodwill amortization	$0.10	$0.14
Adjusted net earnings (loss)	$(4.34)	$(0.86)

Risk Factors

Introduction

We believe that the occurrence of any one or some combination of the following factors, or other factors that appear with our cautionary statements regarding forward-looking statements, or in our other SEC filings, could seriously harm our business, financial condition and results of operations and could cause our actual results to differ materially from those expressed in any forward-looking statements made by us in this annual report. If we do not successfully address the risks to which we are subject, we could experience a material adverse effect on our business, results of operations and financial condition and our share price may decline. We cannot assure you that we will successfully address any of these risks.

Risks Relating to Our Business and Our Industry

The general deterioration of the global economy and the slowdown in expenditures by telecommunications service providers in the period 2000-2003 had a material adverse effect on our results of operations, and those adverse effects still persist.

The general deterioration of the economy worldwide and economic uncertainty in the telecommunications market resulted in a curtailment of capital investment in new equipment and applications by telecommunications carriers and service providers beginning in late 2000. The general political situation worldwide, and the threat of acts of terrorism, caused a further decline in the global economy. As a result, many companies, including current and potential customers of ours, postponed or decreased further capital investment. Although the market has begun to recover and has shown early growth signs, there is still a measure of uncertainty in the market, particularly in North America. Should a decline in capital expenditures resume, it could reduce our sales further, could increase the need for inventory write-offs and could result in additional downward pressure on the price of our products, all of which could have a material adverse effect on our results of operations. (For additional details, see Item 4 - “Information on the Company” - “Business Overview” under the caption “Industry Background”)

A slowdown of trends in the telecommunications industry toward privatization and deregulation has had, and may continue to have, a material adverse effect on our results of operations.

The trends in the telecommunications industry toward privatization and deregulation during the past decade contributed to the overall growth in spending for telecommunications equipment during that period. Commencing in 2001, the telecommunications industry experienced a significant slowdown in these trends. Our business, financial condition and results of operations were adversely affected by this slowdown, and could be further harmed if the trend toward privatization and deregulation were reversed or there is a further material slowdown in this trend. (For additional details see Item 4 - “Information on the Company” - “Business Overview” under the caption “Industry Background” and Item 5 - “Operating and Financial Review and Prospects” - “Trend Information”.)

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

As part of our business strategy, we may invest in or acquire other businesses, technologies or assets, enter into joint ventures or enter into other strategic relationships with third parties. We may issue additional shares, incur debt, assume liabilities, write off or incur amortization expenses related to intangible assets or incur large and immediate write-offs in connection with future acquisitions. In addition, our future acquisitions may result in impairment of assets. For example, in the first quarter of 2001 we wrote off significant portions of the acquisitions of WavePacer and WinNet Metropolitan Communications Systems, Inc. as impairments of assets. In addition, our operation of any acquired or merged businesses, technologies or assets could involve numerous risks, including:

•	problems combining any purchased operations with our own operations or two operations into a new merged entity;

•	diversion of management’s attention from our core business;

•	adverse effects on existing business relationships;

•	substantial expenditures, which could divert funds from other corporate uses;

•	entering markets in which we have no or limited prior experience; and

•	the loss of key employees, particularly those of the purchased organization.

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

The market for telecommunications networking equipment is characterized by rapid technological change, frequent new product introductions and enhancements, changes in customer requirements and evolving industry standards. Our future performance depends on our successful development and introduction and the market acceptance, of new and enhanced products that address customer requirements in a cost-effective manner. In addition, the amount we can afford to spend on development is more limited than most of our principal competitors, many of which are larger than us and have greater resources. We may be unsuccessful in completing the development or introduction of these new products or product enhancements on a timely basis or at all, or we may develop products that have errors or defects. The failure of these enhancements or new products to operate as expected could delay or prevent future sales. Developments in telecommunications networking equipment could also result in a significant reduction in the demand for our products. Alternative technologies and customer requirements could displace the technologies, protocols and service requirements on which our product lines are based. Our technological approach may not achieve broad market acceptance, and other technologies or devices may supplant our approach. If our technology is displaced by alternative technologies, our business and financial condition could be materially adversely affected.

The market for our products is very competitive. We may lose market share, and our results may suffer if we cannot compete effectively.

The telecommunications market is very competitive, and competition may increase in the future. Competition may come from large existing vendors, which have greater management, financial, technical, manufacturing, marketing, sales, distribution and other resources than those currently available to us, or from small or single product vendors or new market entrants, particularly those from China. Our current competitors include Alcatel, Ciena, Huawei, Lucent, Marconi, Nortel, Siemens and Tellabs, all of which are larger than us and may have greater name recognition, larger customer bases and/or greater financial and other resources. Increased competition could have a material adverse effect on our business, financial condition and operating results through pricing pressure, loss of market share and other factors. (For additional details see Item 4 - “Information on the Company” - “Business Overview” - “Our Operations” under the caption “Competition”.)

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

Historically, a substantial portion of the revenue of our Broadband Access Division has come from large purchases by a small number of customers. The division’s two major customers in the fiscal years ended 2002, 2003 and 2004 were Deutsche Telekom AG and France Telecom, which together accounted for approximately 76%, 58% and 58% of its revenues, respectively in those periods. We expect this division to continue to depend on sales to a small number of customers. However, it does not generally have long-term commitments from any of its top customers to purchase specific quantities of products. If this division loses one or more large customers and fails to add new customers, our results of operations could be adversely affected.

Our products could contain defects, which would reduce sales of those products or result in claims against us.

We develop complex and evolving products. Despite testing by us and our customers, errors may be found in existing or new products. The risk is higher with products that are still, to some extent, in the development stage, where full testing or certification is not yet completed. This could result in, among other things, a delay in recognition or loss of revenues, loss of market share or failure to achieve market acceptance. We could also be subject to material claims by customers. If any of our products are found defective or if any product liability claims, regardless of their merits, are brought against us, we could face substantial costs and our reputation and the demand for our products could be adversely affected.

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

We have entered into a strategic relationship with Nortel Networks, a worldwide supplier of telecommunications equipment. We may expend significant time and effort and incur significant expenses in this relationship without receiving material benefits.

In December 2003, we entered into a strategic agreement with Nortel Networks under which both we and Nortel engage in cooperative sales and marketing activities in various broadband access markets. We may, however, expend significant time and effort and incur significant expenses in this relationship, may cease other sales and marketing activities in some of these markets, and may subsequently experience greater difficulty in entering such markets, without receiving any substantial return. As a result, our business and results of operations could be adversely affected.

Our new enterprise resource planning systems may not be successful and may adversely impact our results of operations.

We are in the process of implementing new ERP (enterprise resource planning) systems throughout our company. In the first phase, begun in July 2004, we went live with significant parts of the system, including CRM (order management and shipping) and financial reporting. A second phase, currently being implemented, includes operations and inventory. We cannot assure you that the remaining implementation will be successful, that it will not disrupt our operations or that it will not, at least initially, divert management attention or other company resources and, accordingly, adversely affect our results of operations.

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

We have experienced and may continue to experience significant fluctuations in our quarterly and annual results of operations. Factors that have contributed to and may in the future contribute to such fluctuations in our results of operations include:

•	currency exchange rates;

•	the capital spending patterns of our customers;

•	the size and timing of orders, including order deferrals, and subsequent shipments;

•	market acceptance of new products;

•	the timing of our product introductions or enhancements or those of our competitors or providers of complementary products;

•	delays in obtaining the supply of components;

•	write-offs due to inventory obsolescence;

•	the timing of approval of Israeli government research and development grants; and

•	one-time charges.

Accordingly, the results of past periods should not be relied upon as an indication of our future performance. Our operating results have from time to time been, and may in some future periods be, below expectations of public market analysts or investors. This has resulted, and may in the future result, in a fall in the price of our shares. (For additional details, see Item 9 - “Offer and Listing” under the caption “Stock Price History.”)

We do business with companies (some of which are partially government-owned) located in countries around the world, which subjects us to additional risks. If these risks materialize, our business will be materially adversely affected.

Because of the global nature of our business, we are exposed to the risk of economic or political instability in countries where our customers are located. Economic instability in one country has in the past spread to other countries in the same region. Risks from our international operations include:

•	longer sales and payment cycles;

•	greater difficulties in collecting accounts receivable;

•	the standardization of, and certification requirements for, national tele-communications equipment and changes in regulatory requirements, with which our products may not comply;

•	difficulties in staffing and managing overseas subsidiaries and foreign operations;

•	potentially adverse tax consequences;

•	currency fluctuations;

•	laws and business practices favoring local competitors;

•	the impact of military or civil conflicts, epidemics and other occurrences likely to adversely affect local economies;

•	the imposition by governments of controls that would prevent or restrict the transfer to us of funds;

•	compliance with a wide variety of complex foreign laws and treaties; and

•	variance and unexpected changes in local laws and regulations.

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

We have not received a final assessment for tax in Israel since fiscal 1999. In addition, many of our tax returns in the countries in which we operate or have operated are not final and may be subject to tax audits and assessments by the applicable tax authorities. We cannot assure you that we will not be subject to future tax audits or assessments for tax (including value added tax), customs duties and other levies by applicable authorities. In such event, we may be required to pay additional amounts, as a result of which our future results may be adversely affected.

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

A substantial debt is owed to us by one of our customers. Although we have recently signed a preliminary agreement to sell such debt, the sale is subject to certain conditions. If these conditions are not met, and the transaction fails to close, our results of operations may be materially adversely affected if the customer is unable to pay us.

Starting October 2000, one of our then operations, InnoWave, sold fixed wireless access systems and services to Global Village Telecom Ltda., or “GVT”, a Brazilian company. In connection with those sales, we granted GVT long-term credit in conjunction with credit granted by other equipment vendors. Although we have since sold the operations of InnoWave, the GVT debt, in an amount of $163 million, including unpaid interest, remained due to us following the sale. The GVT balance in our books, as of immediately prior to the closing of the rescheduling agreements referred to below and after taking into account provisions made for doubtful debts, was approximately $85 million under long term accounts receivable (representing approximately 88% of such accounts receivables), plus a further sum of approximately $5 million, due from GVT’s parent company, which latter sum was repaid to us in December 2004 in connection with the rescheduling agreements discussed below.

Commencing December 2002, GVT defaulted in its interest payments to us, having paid to us no part of the principal owing. Following extensive negotiations among ECI, the other equipment vendors, GVT, its parent company and certain of its shareholders, the parties entered into agreements, which closed on December 23, 2004, to reschedule GVT’s debt repayment to ECI and the other vendors. The original extension of credit was replaced by Notes scheduled to be paid from 2005 through 2013. Under the terms of these agreements, the balance of the debts due to ECI (including interest to the date of closing) was set at $163 million, although the GVT balance in our books remained at approximately $85 million.

We recently entered into a preliminary agreement for the sale of the Notes for the sum of $96.2 million in cash plus a further potential amount of approximately $3.3 million, based upon the occurrence of certain contingencies. The sale is subject to a number of conditions, including our shareholders’ approval.

If our shareholders fail to approve the proposed sale, or the other conditions to which the sale is subject fail to be satisfied, the transaction will not close. Our results of operations may then be adversely affected if GVT defaults in paying us all, or a significant part of, this debt, or if we revise our estimates of GVT’s ability to repay such debt. Affiliates of one of our major shareholders hold an interest of approximately 27.2% (on a fully diluted basis) in GVT’s parent company. (For additional details, see Item 7 - “Major Shareholders and Related Party Transactions” under the caption “Related Party Transactions”.)

We may not be able meet demand if there is a sudden increase in customer demand for our products, which could result in lost sales.

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

The operations and results of operations of affiliated companies may have a material adverse effect on our results of operations.

We have no control over the operations and results of operations of our affiliated company, Veraz Networks Ltd., and other companies in which we may, from time to time, have a minority interest. The results of certain of such companies (if treated on an equity basis) will be reflected in our financial statements and could have a material adverse effect on our results of operations.

One of our shareholders can significantly influence matters requiring shareholders’ approval.

Koor Industries Ltd., or “Koor”, controls over 30% of our ordinary shares and has a shareholders agreement with Clal Electronics Industries Ltd., which owns nearly 14% of our ordinary shares, relating to, among other things, the election of directors. Accordingly, Koor has significant influence over all matters requiring shareholder approval, including the election and removal of the majority of our directors and the approval of significant corporate transactions. This concentration of ownership could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares. This concentration of ownership may also adversely affect our share price. In addition, the market price of our shares may be adversely affected by events relating to Koor that are unrelated to us. (See Item 7 - Major Shareholders and Related Party Transactions” under the caption “Major Shareholders.”)

Some members of our board of directors may have conflicts of interest with us, and some of these conflicts may be resolved in a manner that is adverse to us.

Four of the members of our board of directors are directors and/or executive officers of, or are otherwise affiliated with, major shareholders of ours or a group holding a substantial proportion of our shares, including both the chairman of our board and the chairman of the executive committee of our board. These individuals may have conflicts of interest with respect to business opportunities and similar matters that may arise in the ordinary course of business. (See Item 6 - “Directors, Senior Management and Employees” and Item 7 - “Major Shareholders and Related Party Transactions”.)

We incurred substantial net losses in 2000 through 2003, and we may incur losses again in the future.

Although we had net income of approximately $10 million in 2004, we incurred net losses in the fiscal years ended 2000 through 2003 of approximately $91 million, $412 million, $162 million and $71 million, respectively (of which approximately $16 million, $56 million, $67 million and $26 million, respectively, were in respect of discontinued operations, including ECtel). We cannot assure you that we will not incur losses in the future, which could materially adversely affect our business and financial condition, as well as the market price of our shares.

Risks Relating to Our Location in Israel

Conditions in Israel may limit our ability to develop, produce and sell our products. This could decrease our revenues.

Our corporate headquarters and principal offices and our research and development, engineering and most of our manufacturing operations, and those of many of our subcontractors and suppliers, are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a state of hostility, varying in degree and intensity, has existed between Israel and its various Arab neighbors and has led to security and economic problems for Israel. Since October 2000, Israel has been subjected to numerous terrorist attacks and acts of violence initiated by various Palestinian organizations. These actions, together with Israel’s military action in response to these attacks and attempts to prevent further attacks, have led to a crisis in the entire peace process, have adversely affected the Israeli economy and have strained Israel’s relationship with the Palestinian Arabs, its own Arab citizens, Arab countries and, to some extent, with other countries around the world. Any armed conflicts or political instability in the Middle East region could negatively affect local business conditions and could harm our results of operations. Furthermore, several countries restrict doing business with Israel and Israeli companies. These restrictive laws and policies may harm our operating results, financial condition or the expansion of our business.

Our operating results and financial condition could also be adverse impacted by industrial action in Israel. For example, a strike or work stoppage affecting Israel’s ports could severely impede our ability to export our products to the majority of our customers, who are outside Israel. (For additional details, see Item 5 - “Operating and Financial Review and Prospects” - “Operating Results” under the caption “Economic, Political and Military Conditions in Israel”)

Because a substantial amount of our revenues is generated in dollars and Euros, while a significant portion of our expenses is incurred in Israeli currency, our results of operations may be seriously harmed by inflation in Israel and currency exchange rate fluctuations.

A substantial amount of our revenues is generated in dollars and Euros, while a portion of our expenses, principally salaries and related personnel expenses, are paid in shekels. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the shekels in relation to the dollar or the Euro or that the timing of this devaluation will lag behind inflation in Israel. This will be particularly significant in the event of inflation in salaries, although, currently, our employees’ salaries are not generally linked to the Israel Consumer Price Index. Because inflation has the effect of increasing the dollar and Euro costs of our operations, it would therefore have an adverse effect on our dollar-measured results of operations. Although we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar or the Euro against the shekels, these measures may not adequately protect us from material adverse effects due to the impact of inflation in Israel.

The government grants we have received for research and development expenditures may be reduced further or eliminated due to government budget cuts, and these grants limit or prohibit our ability to manufacture products and transfer know-how outside of Israel and require us to satisfy specified conditions.

We currently receive grants from the government of Israel through the Office of the Chief Scientist of Israel’s Ministry of Industry, Trade and Labor for the financing of a significant portion of our research and development expenditures in Israel. The Israeli government has reduced the benefits available under this program in recent years and has indicated that it may reduce or eliminate these benefits in the future. If we are unable to receive future grants from the Office of the Chief Scientist on substantially the same terms as we currently receive these grants, our business and financial condition could be materially adversely affected.

When know-how or products are developed using Chief Scientist grants, the terms of these grants prohibit us from manufacturing products based on this know-how outside of Israel without the prior approval of the Office of the Chief Scientist. Any approval, if given, will generally be subject to additional financial obligations. In addition, we are prohibited from transferring to third parties in Israel the technology developed with these grants without the prior approval of the Office of the Chief Scientist and we are prohibited from transferring such technology to third parties outside Israel. If we fail to comply with the conditions imposed by the Office of the Chief Scientist, including the payment of royalties with respect to grants received, we may be required to refund any payments previously received, together with interest and penalties. The difficulties in obtaining the approval of the Office of the Chief Scientist for the transfer of manufacturing rights out of Israel could have a material adverse effect on strategic alliances or other transactions that we may enter into in the future that provide for such a transfer. Any non-Israeli who becomes a holder of 5% or more of our outstanding ordinary shares will be required to notify the Office of the Chief Scientist and to undertake to observe the law governing the grant programs of the Office of the Chief Scientist. (For additional details, see Item 5 - “Operating and Financial Review and Prospects” - “Operating Results” under the captions “Economic, Political and Military Conditions in Israel” and “Research and Development.)

The tax benefits we receive in respect of our approved enterprise programs require us to meet several conditions and may be terminated or reduced in the future, which may result in our being required to pay increased taxes.

The Investment Center of the Ministry of Industry, Trade and Labor has granted approved enterprise status to some investment programs at our manufacturing facilities. When we generate net income from approved enterprise programs, the portion of our income derived from these programs is exempt from tax for a period of between two years and ten years depending on location. In instances where the exemption is for two years, the income is subject to reduced tax for an additional five to eight years thereafter, depending on the percentage of our share capital held by non-Israelis. The benefits available to an approved enterprise program depend upon the fulfillment of conditions stipulated under applicable law and in the certificate of approval. If we fail to comply with these conditions, in whole or in part, we may be required to pay additional taxes for the period in which we benefited from the tax exemption or reduced tax rates and would likely be denied these benefits in the future. The amount by which our taxes would increase depends on the difference between the then-applicable tax rate for non-approved enterprises and the rate of tax, if any, that we would otherwise pay as an approved enterprise, and the amount of any taxable income that we may earn in the future. The applicable law regarding approved enterprise programs expires on March 31, 2005 unless its terms are extended, and it is currently anticipated that the law will be extended until June 30, 2005. Accordingly, requests for new programs or expansions that are not approved before the expiration of the law will not confer any tax benefits under the present provisions of the law.

On January 12, 2005, a bill was submitted to the Israeli parliament providing for certain changes to the applicable law regarding approved enterprise programs. Among others, the bill proposes certain changes to both the criteria and procedure for obtaining approved enterprise status for an investment program, and changes to the grants and tax benefits afforded in certain circumstances to approved enterprises under such law. The proposed amendment is expected to apply to new investment programs following the enactment of the bill into law. In order to enact the bill as legislation, the bill must be approved by the Israeli parliament and published. The bill was approved by the Israeli parliament on March 29, 2005. However, since the final law has yet to be published, we and our shareholders face uncertainties as to the potential consequences of the bill.

If we are required to pay a significant amount of additional taxes, our business, financial condition and results of operation could be materially adversely affected.

We may be required to pay stamp duty on agreements executed by us on or after June 1, 2003 and, if so, this would increase the taxes payable by us.

The Israeli Stamp Duty on Documents Law, 1961, or the “Stamp Duty Law”, provides that most documents signed by Israeli companies are subject to a stamp duty, generally at a rate of between 0.4% and 1% of the value of the subject matter of such document. De facto, it has been common practice in Israel not to pay such stamp duty unless a document is filed with a governmental authority or with the courts. As a result of an amendment to the Stamp Duty Law that came into effect on June 1, 2003, the Israeli tax authorities have approached many companies in Israel, including us, and requested the disclosure of all agreements signed by such companies after June 1, 2003 with the aim of collecting stamp duty on such agreements. The legitimacy of the aforementioned amendment to the Stamp Duty Law and of said actions by the Israeli tax authorities are currently under review by the Israeli High Court of Justice. Based on advice from our Israeli counsel, we believe that we may only be required to pay stamp duty on documents signed on or after August 2004. However, we cannot assure you that the tax authorities or the courts will accept such view. Although at this stage it is not yet possible to evaluate the effect, if any, on us of the amendment to the Stamp Duty Law, it could materially adversely affect our results of operations.

In January 2005, an order was signed in accordance with which the requirement to pay stamp duty is cancelled with effect from January 1, 2008.  Furthermore, pursuant to such order, as of January 1, 2005, stamp duty is no longer chargeable on, among others, loan agreements.

Our results of operations may be negatively affected by the obligation of our personnel to perform military service.

Most able-bodied male adult citizens and permanent residents of Israel, including many of our employees, are obligated to perform annual military reserve duty, which could accumulate annually from several days to up to two months in special cases and circumstances. The length of this reserve duty depends, among other factors, on an individual’s age and position in the military. Additionally, these residents may be called to active duty at any time under emergency circumstances. Reserve duty may be increased as a result of an increased level of violence with the Palestinians or military conflict in the region. Our operations could be disrupted by the absence for a significant period of time of one or more of our executive officers or key employees due to military service. Any disruption in our operations due to loss of any of our key employees or a substantial number of our employees would harm our business.

Provisions of Israeli law could delay, prevent or make difficult a change of control and therefore depress the price of our shares.

Israel’s Companies Law generally requires that a merger be approved by the board of directors and a majority of the shares voting on the proposed merger. Unless a court rules otherwise, any merger will not be deemed approved if a majority of the shares held by parties other than the other party to the merger (or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party) vote against the merger. Upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy its obligations. Finally, a merger may not be completed unless (i) at least 50 days have passed since the filing of a merger proposal with the Israeli Registrar of Companies by each merging company and (ii) 30 days have passed since the merger was approved by the shareholders of each merging company.

Also, in some circumstances an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 25% or 45% shareholder of the company (unless there is already a 25% or 45% shareholder of the company, respectively). If, as a result of an acquisition, the acquirer would hold more than 90% of a company’s shares, the acquisition must be made by means of a tender offer for all of the shares. If more than 95% of the outstanding shares are tendered in a tender offer, all the shares that the acquirer offered to purchase will be transferred to it. The law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer. The restrictions described above could prevent or make more difficult an acquisition of us, which could depress our share price. (For additional details see Item 10 - “Additional Information” - “Articles of Association” under the caption “Anti-Takeover Provisions: Mergers and Acquisitions”.)

Our non-competition agreements with employees may not be enforceable. If certain of our employees leave us and joins a competitor, our competitor could benefit from the expertise our former employees gained while working for us.

Our non-competition agreements with employees in Israel prohibit these employees, under some circumstances, from directly competing with us or working for our competitors after termination of their employment with us. However, we may not be able to enforce these agreements especially with respect to non-senior management employees. Israeli courts have required employers seeking to enforce non-compete undertakings against former employees to demonstrate that the former employee breached an obligation to the employer and thereby caused harm to one of a limited number of legitimate interests of the employer recognized by the courts, such as the confidentiality of certain commercial information or a company’s intellectual property or trade secrets. If we are unable to enforce any of these agreements, our competitors may employ our former employees and benefit from the expertise our former employees gained while working for us. We do not have non-competition agreements with many of our employees outside of Israel.

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

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or “PFIC”, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to our U.S. shareholders, including having gains realized on the sale of our shares be treated as ordinary income, as opposed to capital gain, and having potentially punitive interest charges apply to such sale proceeds. A decline in the value of our ordinary shares may result in our becoming a PFIC. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares.

We believe that we were not a PFIC in 2004. We currently expect that we will not be a PFIC in 2005. However, PFIC status is determined as of the end of the taxable year and depends on a number of factors, including the value of a corporation’s assets and the amount and type of its gross income. Therefore, we cannot assure you that we will not become a PFIC for fiscal year 2005 or in any future year. (For a discussion of how we might be characterized as a PFIC and related tax consequences, see Item 10 - “Additional Information” - “Taxation” under the caption “U.S. Federal Income Tax Considerations.”)

Volatility of the market price of our ordinary shares could adversely affect us and our shareholders.

The market price for our shares has been and is likely to continue to be highly volatile. From the beginning of 2002 through the end of 2004, the reported high and low sales prices of our shares ranged from a low of $1.25 per share to a high of $9.00 per share. The market price of our shares could be subject to wide fluctuations in response to numerous factors, including the following:

•	actual or anticipated variations in our quarterly operating results and those of our publicly held competitors;

•	shortfalls in our operating results from levels forecast by securities analysts;

•	announcements by us or our competitors of technological innovations or new and enhanced products;

•	announcements by us or our competitors of significant acquisitions;

•	other announcements concerning us, our major shareholders or our competitors;

•	changes in pricing policies by us or our competitors;

•	changes in the market valuations of our competitors;

•	market conditions or trends in our industry;

•	political, economic and other developments in the State of Israel and world-wide;

•	entry into strategic partnerships or joint ventures by us or our competitors;

•	additions or departures of key personnel; and

•	the general state of the securities market (particularly the technology sector).

In addition, the stock market in general, and the market for Israeli and technology companies in particular, have been highly volatile. Many of these factors are beyond our control and may materially adversely affect the market price of our ordinary shares, regardless of our performance. Shareholders may not be able to resell their shares following periods of volatility because of the market’s adverse reaction to such volatility and we may not be able to raise capital through an offering of securities. (For details of the high and low market price of our shares over recent years see Item 9 - “Offer and Listing” under the caption “Stock Price History”.)

ITEM 4.  INFORMATION ON THE COMPANY

History and Development of the Company

Corporate History & Details.

Our legal and commercial name is ECI Telecom Ltd., and we were incorporated and registered in the State of Israel on April 27, 1961. We are a public limited liability company and operate under the provisions of Israel’s Companies Law 5759-1999. Our registered office and principal place of business is located at 30 Hasivim Street, Petah Tikva 49133, Israel and our telephone number in Israel is (972)-3-926-6555. Our agent for service in the United States is ECI Telecom, Inc., located at 1201 West Cypress Creek Road, Fort Lauderdale, Florida 33309. Our World Wide Web address is www.ecitele.com. The information contained on the web site is not a part of this annual report.

Major Business Developments since January 1, 2004

In March 2004, ECtel Ltd. (Nasdaq: ECTX), then a majority-owned subsidiary of ECI, completed the sale of its government surveillance business to Verint Systems, Inc. for approximately $35 million in cash.

On May 10, 2004, we distributed to our shareholders 7.6 million of the approximately 10.5 million shares then held by us in ECtel Ltd., reducing our holdings from approximately 57.9% to approximately 16.0% of ECtel’s outstanding shares. Accordingly, ECtel’s activities, including those for earlier periods, have been reclassified as discontinued operations. The operations of ECtel’s government surveillance business had previously been reclassified as discontinued operations in light of a decision by the board of directors of ECtel in 2003 on a plan to sell such business (see above).

In December 2004, we entered into a strategic partnership with Chiaro Networks Ltd., the developer of the Enstara™ IP/MPLS routing platform, which included (i) a distribution agreement; (ii) our providing Chiaro with a loan of $6.0 million; and (iii) the receipt by us of an option to acquire Chiaro. (For further details, see below in this Item, under the caption “Sales and Marketing”.)

Capital Expenditures and Divestitures since January 1, 2002

The only principal business interest acquired by us since January 1, 2002 was our interest in Veraz Networks. This was acquired on December 31, 2002, when we combined the principal activities of our NGTS operations with those of NexVerse Networks, Inc. (which was renamed Veraz Networks, Inc.). Pursuant to the terms of the transaction, ECI invested $10 million in Veraz Networks. (For additional details, see below under principal capital divestitures and Item 4 - “Information on the Company” - “Business Overview” under the captions “NGTS Manufacturing Unit” and “Veraz Networks”.)

Other items of principal capital expenditures during the last three years related to the purchase of equipment and other fixed assets. These expenses totaled $11.8 million in 2002, $11.3 million in 2003 and $23.9 million in 2004. In 2003, we commenced the process of implementing new ERP (enterprise resource planning) systems throughout our company. This will involve a total capital expenditure of approximately $14 million, of which approximately $1.4 million was expended in 2003 and approximately $11.3 million in 2004.

Our principal capital divestitures since January 1, 2002 are as follows:

•    Sale of shares in ECtel Ltd. - In March 2002, pursuant to a share purchase agreement dated February 6, 2002, as amended, we sold 1,572,175 of our shares in ECtel to institutional investors in a private placement, for $22 million, which then reduced our interest in ECtel from approximately 68% to approximately 59%.

•    Combination of NGTS activities with NexVerse Networks, Inc. - On December 31, 2002, we combined the principal activities of our NGTS operations with those of NexVerse Networks, Inc., or “NexVerse”, a privately held U.S. corporation, to form Veraz Networks, Inc. Immediately following the closing of the transaction, Veraz Networks completed a planned $30 million round of financing, including an equity investment by ECI of $10 million. NGTS provided products that support IP telephony, as well as products intended to increase the transmission capacity of satellite communication, optical cables, microwave communications and coaxial cables. Part of the NGTS operations, including the digital circuit multiplexing equipment (DCME) manufacturing business, remains with ECI. (For additional details see Item 4 - “Information on the Company” - “Business Overview” under the captions “NGTS Manufacturing Unit” and “Veraz Networks”.)

•    Sale of InnoWave. - On April 1, 2003, we completed the sale of the operations of InnoWave to Alvarion Ltd., an Israeli company whose shares are traded on the Nasdaq National Market. The transaction was structured as a purchase of assets and assumption of liabilities. The value of the transaction was approximately $20 million consisting of the cash consideration paid to us by Alvarion of $9.1 million (of which $0.6 million was paid to certain key employees of InnoWave being transferred to Alvarion) and the cash balances of InnoWave at the date of closing, which were withdrawn by ECI. In addition, we received warrants to purchase 150,000 shares (net of warrants to purchase an additional 50,000 shares that were transferred to certain key InnoWave employees) in Alvarion, at an exercise price of $3 per share. (During the first quarter of 2004, we exercised all the warrants granted to us and sold the underlying Alvarion shares, which resulted in a net gain of approximately $1.5 million.) The debt associated with the sale by InnoWave of fixed wireless equipment to GVT remained with ECI. (For additional details regarding InnoWave, see Item 4 - “Information on the Company” - “Business Overview” under the caption “Discontinued Operations”.)

•    Spin-off of Celtro - In September 2003, we spun off our Celtro business unit, to a U.S. corporation, Celtro Inc., newly formed by several venture capital funds. ECI holds an approximate 14% interest (10.7% on a fully diluted basis) in Celtro.

•    Transfer of remaining interest in ECI Telecom B.V. - In September 2003, we transferred, as the second stage of a management buyout, our remaining 49% interest in ECI Telecom B.V., a Dutch company that serviced ECI’s discontinued Telematics products.

•    Sale of ECtel’s Government Surveillance Business - In March 2004, ECtel Ltd., then a subsidiary of ECI, completed the sale of its government surveillance business to Verint Systems Inc. for approximately $35 million in cash.

•    Distribution of Shares of ECtel - On May 10, 2004, we distributed 7.6 million of our shares in ECtel Ltd. to our shareholders, reducing our holding in ECtel from 57.9% to 16.0%.

Business Overview

Our Company

We provide network and access solutions for digital telecommunications networks. We design, develop, manufacture, market and support digital telecommunications solutions for evolving services, including voice, data, video and multimedia, and for building next generation converging networks. Our products and platforms are designed to create and manage bandwidth, maximize revenues for network operators, reduce operating expenses, expand capacity, improve performance and enable new revenue-producing services. We market our products on a world-wide basis to over 300 wireline and wireless service providers.

We operate primarily through two divisions: the Broadband Access Division and the Optical Networks Division. Our other operations include the NGTS manufacturing unit. In addition, we have interests in a number of other companies. In particular, we have a significant holding in Veraz Networks, which operates in the area of next generation telephony solutions and voice over IP.

At December 31, 2004, we had a total workforce of approximately 2,636 employees (excluding employees of Veraz).

Industry Background

Telecommunications services are provided by a variety of companies around the world. Typically, telecommunication networks are comprised of three main parts: the long distance (or core) network, the metropolitan (or metro) network and the local access network. Wireline providers’ services on the local access network are provided through a subscriber loop, traditionally consisting of copper twisted-pair wire. There is increasing emphasis on fiber access to accommodate new service requirements. For cellular mobile operators, access is provided by wireless technology. Cable operators use their coaxial cable infrastructure. Fixed wireless and powerline technologies are also used in some networks. The local access loop then connects the subscriber to the network entry node where switching equipment routes communications across metropolitan and long distance transmission networks. Transmission services on the core and metro networks are provided primarily by fiber optic transmission systems.

During the past ten years, there has been significant growth in data communications, cellular telephones and especially the Internet. The growth of Internet usage is effectively a disruptive technology that has stimulated bandwidth requirements in the core network and especially for local access.

To satisfy the increased demand for new services and the need for more transmission capacity, networks are implemented with fiber optic-based architectures. New protocols and switching platforms provide substantially higher transmission capacity, flexibility and broadband capabilities. In the access network, the copper-based local loop has been enhanced by implementing various digital subscriber loop technologies. This enhancement permits the provision of a broader range of voice, data and video services, such as faster access to the Internet and sufficient broadband transmission capacity for these services. Fiber optic access lines (FTTx) have become cost effective in the local access networks to provide infrastructure for new services.

In addition to increasing demand for bandwidth and new services, the telecommunications market is currently characterized by the convergence of voice and data services. This creates the need for access platforms that provide more than one service and more complex network management capability.

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

After an almost three-year period of crisis in the telecommunications industry, the market began to recover in the second half of 2003, and has shown early growth signs. Such growth is particularly evident in emerging markets such as Russia, Ukraine and India, where ECI has been especially active, as well as in ECI’s traditional European market where there has been growth in new xDSL capabilities. While the trends are positive, we cannot assure you that positive indicators will continue.

Our Operations

Optical Networks Division

General

Our Optical Networks Division offers two principal product lines: optical network systems and bandwidth management solutions.

Our optical network systems provide telecommunications service providers with intelligent and flexible high-density, data-aware optical solutions for the metro access, metro-core and regional networks. This product line enables end-to-end transport of voice and data circuits from the user’s premises to high-capacity optical backbones, supports the process of streamlining the use of optical networks and allows telecommunications service providers to offer additional services with greater efficiency. These optical network systems are used by wireline and cellular operators.

Our bandwidth management solutions consist of digital cross-connect products, which enable end-to-end bandwidth management of global data and voice communications networks. Digital cross-connects allow telecommunications service providers to enhance the efficiency of bandwidth usage across their transport networks, converting the raw bandwidth provided by optical equipment into differentiated telecommunication services. The main application of our cross-connect products is global gateways, seamlessly interconnecting networks operating on different protocols between North America and Europe as well as Asia-Pacific and Latin America.

In 2004, our Optical Networks Division generated sales of $254.1 million and, as of December 31, 2004, employed 1,015 persons worldwide. This figure includes approximately 87 employees of a partly-owned subsidiary of ECI that is located in China and performs sales, marketing and customer support in the region.

Products

Following is a description of our optical network systems and bandwidth management solutions:

Application	Product	Description
Optical Network Systems Products	XDM®

A family of intelligent MultI-Service Provisioning Platforms, or “MSPPs”, for cellular, metro, and metro access networks. The platforms support SDH/SONET multiplexing, Ethernet connectivity, ATM switching, DWDM wavelegths, digital cross-connect functionality, and end-to-end service provisioning. Enables up to a tenfold capacity increase with significant savings in network deployment costs. Hybrid solution that gives the benefits of optical PM and protection and different types of SDH and SONET protection.

The XDM family features a range of shelves, each optimized for different applications and configurations.
The main shelves include:

•  The XDM-50/100/200 designed for metro access and cellular networks including sophisticated Layer 2 Ethernet capabilities and CWDM functionality for the immense expansion of data and storage services.

•  The XDM-400/500/1000/2000 designed for metro edge, metro core and regional networks with high capacity and with optimum wavelength utilization through intelligent sub lambda grooming. The Raman amplifiers deployed in this line enables cost effective and longest reach for critical applications such as rough terrain (desert / jungle / island hopping) networks. The introduction of the Raman amplifier in the end of 2004 enhanced the metro DWDM capabilities of the XDM into the Regional networks.

Optical Network Systems Products (cont.)	SYNCOMTM

SDH multiplexing equipment. Provides transmission of network traffic. Addresses the needs of metropolitan, regional and backbone networks. Transmission capacity ranges from STM-1 to STM-16 levels and is completely modular for easy scalability.

BroadGate®

A family of access and end user equipment complementing XDM and SYNCOM product lines. The Broadgate line includes 4 main products:

•  Micro-SDM1TM - A miniature, multi-purpose 155 Mbit/s add and drop multiplexer with full cross-connect and interfacing with a variety of traffic. The Micro SDM-1 is intended for customer premises, Central Offices, and indoor or outdoor street cabinets. An efficient STM-1 multiplexer for cellular operators.

•  NTs - Customer premises fiber based SDH units enabling operator’s roll out of full range narrow and wideband services including voice, IP and video.

•  Micro-LAN - a miniature MSPP supporting TDM and Ethernet services over 155Mbps SDH network. The Micro-LAN unit is highly suitable for deployment in access networks and as customer located equipment.

•  Micro-SAN - Customer Located Equipment, or “CLE”, for Storage traffic interfaces such as Fiber Channel and ESCON. The Micro-SAN enable operators to offer and deploy Disaster Recovery services together with the XDM metro solutions.

LightSoft® Network Management Solution

LightSoft offers an exceptional multidimensional approach to the management of today's multiple technology converged networks It helps a service provider realize the full potential of its optical and SDH/SONET network through integrated network-wide management. Within one integrated management system, LightSoft enables a customer to control all the network elements described above and obtain a complete view of the network at a glance. The main advantage of the LightSoft is its ability to provide network-wide, automatic, end-to-end service that can be integrated into customers’ transport networks due to ECI’s open management architectures and interfaces.

Bandwidth Management Products	T::DAX®

A high capacity TDM multi-service cross-connect system that provides All-Band™ (super- broadband, broadband, wideband and narrowband) bandwidth management on a single platform. Supports North American Async/SONET and European PDH/SDH standards, and allows seamless migration to IP- and ATM-based backbones. Aggregates, cross-connects and manages traffic from 2.5 gbps down to 64 kbps. Allows global and international service providers to simplify their networks by flexibly and transparently transmitting signals across continents and standards while managing end-to-end global trunks.

Bandwidth Management Products (cont.)	T::NMS™

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

Each of the above product lines has been in production since at least the beginning of 2002, except for the LightSoft Network Management Solution, first introduced in 2004, the XDM-100/200, first introduced in the beginning of 2004 and the XDM-50 which we plan to introduce in the second half of 2005. During the period since the beginning of 2002, we ceased marketing the T::MSA™, a bandwidth management multi-service platform, in production from 2001 to 2003. Another bandwidth management product, the T::Core™, launched and intended to be introduced in 2004, was discontinued.

Broadband Access Division

General

Our Broadband Access Division develops, manufactures, markets and sells innovative access products that enable telecommunications service providers to mass deploy broadband networks and offer a variety of new advanced services. This division’s solutions enable telecommunications service providers to enhance their existing local loop usage performance and efficiency, which also increase line capacity and facilitate advanced services on existing infrastructure, and to introduce fiber to the premises (FTTP) and similar solutions with even higher capacity.

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

In 2004, our Broadband Access Division generated revenues of $212.9 million and, as of December 31, 2004, employed 614 persons worldwide.

Products

The Broadband Access Division’s current product line comprises the following:

Application	Product	Description
Broadband Access Products	Hi-FOCuS® 4
Multi-Service Access Gateway, or “MSAG”, for Central Office installations. High-end form of a DSLAM that supports xDSL and optical access technologies (FTTx) including point-to-point and point-to-multi-point (PON), as well as supports voice and TDM services (BLC). Includes broadband aggregation capabilities for optimizing broadband access networks, as well as integrated Voice over Broadband capabilities.

	MiniRAM®	Remote MSAG for street cabinet installations. Includes a large variety of both basic and extension units for multiple xDSL technologies.
	FlexRAM®	Mid-size MSAG for street cabinet installations. Supports video, voice and data applications over multiple xDSL technologies.
	B-FOCuSTM	Customer Premises xDSL Equipment, or CPEs, for residential and SOHO installations. Includes CPEs for all the xDSL and fiber technologies supported by the Hi-FOCuS platforms described above.
	B-LightTM	Customer Premises FTTP Equipment, or ONTs, for residential and business installations. Includes ONTs for PON and fiber technologies supported by the Hi-FOCuS platforms described above.
	OPS	Advanced management system. Enables operators to monitor, configure and control the Broadband Access Division’s range of solutions in the access network.
Narrowband Access Products	PCMTM Products	Pair-Gain products that convert the analog local loop lines to a digital format to increase line capacity and improve transmission quality.
	ExLine2	Product family is based on leased lines and E1 line extensions, using HDSL and G.SHDSL technologies to extend the reach of E1 services over 1/2/3 copper pairs.

Each of the above product lines have been in production since at least the beginning of 2002, except for the B-Light, which was first introduced in 2004, and the Hi-FOCuS 4, which was first introduced in 2003 and which largely replaced the SAM family of MSAGs, the most recent of which was the SAM 480 (which is still available for sale). In addition, until 2003, the ASLMX line of Multiplexers (a narrowband access product) was also in production.

Manufacturing

Most of the products of the Optical Networks Division and the Broadband Access Division are manufactured by our manufacturing units in Israel, primarily at our plants in Ofakim and Kiriat Shemoneh. We subcontract a part of our manufacturing to manufacturers in Israel and Southeast Asia, mainly for the Broadband Access Division. Final integration, testing and assembly are generally carried out at our facilities in Petah Tikva and Jerusalem. In addition, our NGTS manufacturing unit manufactures some products for Veraz Networks and, to a lesser extent, ECtel and Celtro, another company in which we have a minority interest. (See below in this Item, under the caption “Other Operations of ECI” - “NGTS Manufacturing Unit”.)

The manufacture of most of the electrical modules for our bandwidth management products is outsourced to Sanmina/SCI, a global contract manufacturer. Sanmina/SCI purchases the raw materials, assembles the printed circuit boards (PCBs) and tests them, based on the purchase orders. In addition, we have agreements with subcontractors that manufacture parts and subassemblies for our bandwidth management systems. Our subcontractors, as well as our contract manufacturers, are subject to strict quality inspection standards that include certification procedures and audits.

We are ISO 9001 and ISO 14001 certified. These standards, developed by the International Organization of Standards (ISO), are the most widely recognized quality standards. ISO 9001 relates to “Quality Management”, and ISO 14001 relates to “Environmental Management”. In Israel, the certifications are awarded by Standard Institute of Israel (SII), on behalf of International Certification Network (IQNet).

Sales and Marketing

Our products are sold primarily by our international sales force located in our offices around the world. In some markets, sales are handled by local agents and resellers. The direct sales force targets service providers in Europe, Israel, Russia, Asia-Pacific and North and South America.

Sales and marketing in China is conducted mainly through our partly-owned Chinese subsidiary. In Israel, the bandwidth management products are sold to Bezeq (Israel’s incumbent local exchange carrier) through a local value-added reseller. In Korea, the bandwidth management products are sold to an original equipment manufacturer, which sells such products under its own name

Our main marketing efforts include:

•  building market awareness and acceptance of our brand and our products;
•  demonstrating product features that fulfill customers’ needs;
•  establishing partnerships and joint ventures;
•  participating in trade shows, technical conferences and standards forums;
•  preparing and developing sales tools and conducting market research; and
•  sales force training.

In addition to our sales representatives, we employ skilled pre- and post-sales teams that support the selling process and customers from the pre-sale stage (trials, tenders and homologations), to the post-sale stage in which we help our customers to implement the equipment in their networks and provide technical or logistical support.

In December 2003, we signed a strategic relationship agreement with Nortel Networks focused on the broadband markets. The agreement provides a framework for the two companies to engage in cooperative sales and marketing activities in various broadband access markets. We leverage Nortel Networks’ global telecommunications experience with our broadband access products and market presence.

In November 2004, we signed an agreement with Redback Networks Inc. intended to deliver enhanced triple play (voice, video and data) services over broadband and IP networks. Under the agreement, the two companies will offer a comprehensive IP solution that includes our Multi Service Access Gateway (MSAG) solutions together with Redback’s multi service edge and broadband portfolio. We and Redback will initially target joint customers and will work together to address customer needs and requirements for the move to triple play and other advanced services.

In December 2004, we entered into a strategic partnership with Chiaro Networks Ltd., the developer of the Enstara™ IP/MPLS routing platform. This platform is designed to enable telecommunications service providers to consolidate multiple existing networks into a single, simpler network that offers greater operational efficiency, increased scalability and significant cost advantages. According to our agreements with Chiaro and it shareholders: (i) we received exclusive, global distribution rights for the Enstara platform, for a period expiring in February 2008;(ii) we provided financing to Chiaro in the aggregate amount of $6.0 million, repayable in full in March 2008, with interest at an annual rate of LIBOR + 2.3% ($3 million of the financing being convertible, at our option, at any time into convertible preferred shares of Chiaro); and (iii) we received an option to acquire Chiaro in the future at a price to be determined based on the revenues derived from the Enstara product. The term of the option expires in February 2008 and it may be exercised within three defined 90-day exercise windows during its term.

Customers

Our Optical Networks Division has a relatively wide customer base. The customers for our optical networks products range from Postal, Telegraph and Telephone carriers, or “PTTs”, to cellular operators, Competitive Local Exchange Carriers, or “CLECs”, Incumbent Local Exchange Carriers, or “ILECs”, and utilities (electricity, gas and railway) operators throughout Europe, Asia Pacific and North America. The customers for our bandwidth management products include inter-exchange carriers, international carriers, CLECs and ILECs, as well as global, wireless and Internet providers. As of December 2004, the Optical Networks Division had approximately 270 customers worldwide, primarily in Europe, East Asia and South America for optical network products, and North America and Korea for bandwidth management products.

The customers of our Broadband Access Division are principally ILECs and large CLECs. In 2004, the two major customers of our Broadband Access Division were Deutsche Telekom AG and France Telecom, who together accounted for approximately 58% of the division’s revenues and who individually accounted for 13% to 14% of our total revenues.

Service and Customer Support

Our Optical Networks Division supplies post-sale support, including delivery, installation, training, spare parts, technical support and maintenance as part of a warranty and service agreement (for both hardware and software). It offers a wide range of implementation and support services. Telephonic support is available 24 hours a day, seven days a week. In addition, upgrades for the bandwidth management product are provided to customers upon request, subject to an additional payment. As of December 31, 2004, this division’s customer support staff consisted of approximately 170 employees.

Our Broadband Access Division offers a wide variety of services and support, starting with telephone-based support, on-site support, network planning, assistance for advanced service networks, network planning consultation, network management and training courses offered at our worldwide offices and centers and at customers’ facilities. Furthermore, the Broadband Access Division provides installation and commissioning of its products with the assistance of a network of partnerships with locally-based vendors. As of December 31, 2004, this division’s customer support staff consisted of 15 employees.

Research and Development

Our Optical Networks Division focuses its research and development efforts on enhancing its IP L2 and ATM offering, in order to establish a better position in the optical network market. As of December 31, 2004, this division’s research and development personnel consisted of 314 employees.

Our Broadband Access Division focuses its research and development efforts on developing new Hi-FOCuS versions to further increase the density of the Multi-Service Access Gateway platforms. These efforts include adding more wire-line technologies, network features and technological advancements to provide its customers with more services and applications mainly in the fields of voice and video (such as VoIP, interactive video, video on demand and video broadcast). As of December 31, 2004, this division’s research and development personnel consisted of 258 employees.

For a description of the research and development grants received from the Israeli government, see Item 5 - “Operating and Financial Review and Prospects” under the captions “Research and Development” and “Grants from the Israeli Office of the Chief Scientist”.

Competition

As regards the products of our Optical Networks Division, we compete in a highly competitive market primarily with large vendors such as Alcatel and Huawei, as well as, to a lesser extent, with vendors such as Cisco, Marconi, Nortel, Siemens and Tellabs.

With respect to the products of our Broadband Access Division, we face competition in the rapidly evolving broadband access market both from multi-product vendors, such as Alcatel, Huawei, Lucent, and Siemens, as well as, to a lesser extent, with Marconi, UTStarcom and ZTE, and from single-product companies, such as Calix, Paradyne, and Zhone. In the narrowband access market, our competitors include Alcatel, Ericsson, Elcon, Intracom, Schmit, Siemens and Telspec.

Our Other Operations

NGTS Manufacturing Unit

Until December 31, 2002, our NGTS operations were one of our principal wholly-owned operations, although not considered part of our core businesses. On December 31, 2002, we combined the principal activities of our NGTS operations with a third party to form Veraz Networks, Inc., in which we hold a substantial minority interest. (See below in this Item, under the caption “Veraz Networks”.)

The intellectual property ownership of NGTS’s digital circuit multiplexing equipment (DCME) business remained with us. Under an exclusive manufacturing and distribution arrangement between us and Veraz Networks, we, through our NGTS manufacturing unit, continue to manufacture DCME systems for sale to Veraz Networks, which has exclusive, world-wide distribution rights for such systems.

DCME systems simultaneously compress toll quality voice, fax, voice band data, native data, and signaling. The system improves transmission media efficiency and helps achieve maximum bandwidth utilization and guaranteed QoS provision of traffic payloads.

The technology developed by us for our DCME product line is also used by ECtel and Celtro (under various licensing agreements). Our NGTS manufacturing unit supplies these companies with certain DCME components and assembles certain of such companies’ products. In addition, our NGTS manufacturing unit is a full turnkey manufacturer of Celtro and ECtel products and of VoIP products for Veraz Networks.

In coordination with our NGTS manufacturing unit, Veraz Networks has undertaken limited research and development and engineering efforts to tailor DCME products to some customers’ needs and to improve product manufacturability. Our NGTS manufacturing unit also provides repair services for certain DCME and other products on behalf of Veraz Networks.

Other Interests of ECI

Veraz Networks

On December 31, 2002, we combined the principal activities of our NGTS operations with NexVerse Networks, Inc., a privately-owned U.S. corporation, which was renamed Veraz Networks, Inc. Veraz Networks designs, markets, and sells carrier-class packet telephony solutions. These solutions help telecommunications service providers in establishing the carrier-class voice infrastructure necessary to provide toll quality, large scale, international and national, IP telephony services. In addition to its packet telephony products, Veraz Networks develops, sells and supports voice compression solutions, with more than 11,000 traffic compression systems installed in 140 countries.

We currently hold 43.4% of the outstanding voting rights in Veraz Networks (or 35.6% on a fully diluted basis). Our holding in Veraz Networks enables us to maintain a foothold in the important IP telephony market, while, at the same time, focusing internal resources on our core businesses.

Under an exclusive manufacturing and distribution arrangement between Veraz Networks and us, we manufacture DCME legacy voice compression systems for sale to Veraz Networks, which has exclusive, world-wide distribution rights for such systems. We continue to own the intellectual property of the DCME product line.

The following is a description of Veraz Networks’ IP telephony products and bandwidth optimization products:

Application	Product	Description
IP Telephony Products	Veraz ControlSwitch
An open softswitch platform enabling the delivery of new converged voice-data services over next-generation packet-based wireline and wireless networks. The ControlSwitch acts as an operating system for the new public network to empower service providers rapidly to deploy multi-vendor solutions for new, revenue-generating services. The ControlSwitch’s ability to support multiple applications - both traditional toll/tandem and local voice services, as well as new, multi-media and converged voice/data services on the same platform allows service providers to solve, cost-effectively, current network challenges.

I-Gate 4000 - Media Gateway and I-Gate 4000Pro
Media gateways designed to establish the carrier-class new voice infrastructure necessary to provide toll quality, large scale, reliable, international and national, IP Telephony services. Supports the most recent VoIP protocols and accommodates signaling functionality such as second layer termination for ISDN and SS7.

DCME (bandwidth optimization) Products	DTX-600
A high-capacity multi-service, multi-rate voice and voice-band-data compression system (up to 20:1 voice compression), designed to serve as a network optimizer platform in diverse network applications and end-user environments. Simultaneously compresses toll quality voice, fax, voice band data (VBD), native data (e.g. V.35), and signaling. .

	DTX-360	A high gain DCME product that compresses at a ratio of up to 1:10.

ECtel Ltd.

ECtel (Nasdaq: ECTX) develops and markets fraud prevention and revenue assurance solutions for converged telecommunications networks. These solutions equip telecommunications service providers with comprehensive data gathering and analysis capabilities to improve their operational efficiency and profitability by detecting and preventing fraud and supporting billing assurance / mediation functions or interconnection arrangements.

ECtel was formed in 1990 as our wholly-owned subsidiary and, in October 1999, made an initial public offering of its shares. In March 2004, ECtel completed the sale of its government surveillance business to Verint Systems, Inc. for approximately $35 million in cash and undertook certain commitments to the purchaser, the results of the operations of such business being treated by ECtel (and accordingly ECI) as discontinued operations, including for prior periods. In May 2004, we distributed 7.6 million of our shares in ECtel to our shareholders, reducing our beneficial ownership in ECtel from 57.9% to 16.0% (2.9 million shares) and, as a result, we no longer consolidate ECtel’s results and the activities of ECtel for prior periods are treated as discontinued operations in our financial statements.

In the year ended December 31, 2004, ECtel had sales of approximately $12.6 million and incurred a net loss of $13.5 million. On December 31, 2004, the closing market price of ECtel shares was $3.70 per share.

Celtro, Inc.

Celtro, Inc. is a U.S. corporation, in which we have an approximately 14.0% interest (10.7% on a fully-diluted basis), formed in September 2003 to acquire our Celtro business unit. Celtro specializes in the development, manufacture and marketing of innovative technologies designed to help cellular operators maximize utilization of their mobile network infrastructure. It has developed and sells the DynaMate® (Dynamic Mobile Access Transmission Expander), a cost-efficient and feature-scalable optimization solution for the backhaul of GSM cellular networks.

In addition, we have minority interests in several other small companies, as well as a number of venture capital funds.

Discontinued Operations and Certain Other Former Operations

Apart from changes in our operations and principal activities mentioned above (including the treatment of ECtel as discontinued operations for earlier periods), we had the following operations, which have now ceased or been sold since January 1, 2002.

InnoWave ECI Wireless Systems Ltd.

During 2002, we announced our intention to sell the operations of InnoWave, which was a wholly-owned subsidiary of ECI, and accordingly InnoWave’s activities were reclassified as discontinued operations. In February 2003, we signed an agreement for the sale of InnoWave’s operations to Alvarion Ltd. (Nasdaq: ALVR), which sale was completed on April 1, 2003. InnoWave was formed on January 1, 1998 as a subsidiary of Tadiran Telecommunications Ltd., or “TTL”, which was acquired by, and merged with, ECI in 1999. At the time of the sale of its operations, InnoWave had 208 employees worldwide.

InnoWave designed, developed, manufactured and marketed point-to-multipoint wireless systems. These systems allow telecommunications service providers to deliver integrated high quality voice and data services for residential and business end-users. InnoWave was also developing point-to-multipoint broadband wireless systems, which it expected would be commercially available in 2004. InnoWave’s principal product was the MultiGain Wireless system, a point-to-multipoint fixed wireless access system for the SOHO and residential markets.

INS (Integrated Network Solutions) Business Unit of ECI, or “INS”

Until ceasing operations at the end of 2003, INS was an in-house system integrator dedicated to providing complete and customized communication network solutions. INS combined ECI’s line of products and services with the products and services of original equipment manufacturer suppliers. It had the capability to integrate a wide variety of products, technologies, applications and tailored solutions, including: digital video distribution solutions; transport network solutions; access solutions; wireless communication; data networking/Internet; and revenue generation and protection. In 2002, INS completed its principal project for ntl Telecommunications in Australia, the first phase of the construction and project management of a digital distribution and telecommunications network covering New South Wales, Queensland and Victoria.

Breakdown of Revenues

For a breakdown of revenues by geographic markets, and details of revenues and certain other data from our financial statements with a breakdown according to the principal operations, for the fiscal years 2002 through 2004, see Item 5 below, “Operating and Financial Review and Prospects - Results of Operations”.

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

In connection with our current products and ongoing operations, we have approximately 150 granted patents and approximately 350 patent applications pending in North America, Europe, Latin America, Asia and Israel. Our patent applications include patents for technology relating to transmission (including wideband and narrowband cross-connects), SONET/SDH, ATM, xDSL, optical networks and equipment, as well as network management services (including algorithms and protocols). In addition, we are currently preparing other patent applications, which we intend to file in the future.

We cannot assure you that any patents sought by us will be approved, or that if issued, those patents will not be challenged, and if such challenges are brought that those patents will not be invalidated. We plan to continue to pursue intellectual property protection in foreign countries, in instances where the technology covered is considered important enough to justify the added expense.

We also rely on protection available under trademark law. We have filed trademark applications in various jurisdictions in connection with the registration of over 55 different trade names and other marks. Approximately 200 of these applications have proceeded to registration and are current, and we have approximately 75 applications pending. We are currently preparing other trademark applications, which we intend to file in the future.

Government Regulations

We receive grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor for research and development programs. We also receive tax benefits under Israeli law for capital investments that are designated as “approved enterprises.” Our participation in these programs is subject to our compliance with certain conditions and imposes certain restrictions upon us. (For a description of the Office of the Chief Scientist and tax benefits for approved enterprises, see Item 5 - “Operating and Financial Review and Prospects” under the captions “Research and Development” and “Grants from the Israeli Office of the Chief Scientist” and “Item 10 - Additional Information” under the caption “Israeli Tax Consideration and Government Programs”.)

Organizational Structure

ECI Telecom Ltd. is part of a group of which it is the parent company. It has a number of subsidiaries worldwide.

Following the distribution on May 10, 2004 of 7.6 million of our shares in ECtel Ltd., which reduced our holdings in that company to 16.0%, we no longer have any significant subsidiaries in Israel.

Outside Israel, we have a number of regional subsidiaries (held directly or through intermediary companies), whose activities consist primarily of sales, marketing and customer support. The most significant of these are the following subsidiaries, all of which are wholly-owned:

•	ECI Telecom GmbH (incorporated in Germany);

•	ECI Telecom France S.A.R.L. (incorporated in France);

•	ECI Telecom (UK) Limited (incorporated in the United Kingdom); and

•	ECI Telecom, Inc. (incorporated in the United States).

We have minority interests in a number of companies in addition to ECtel. The most significant of these is Veraz Networks, Inc., a Delaware corporation. We hold 43.4% of the outstanding voting rights in Veraz Networks (or 35.6% on a fully diluted basis).

(See also the list of subsidiaries appended to this annual report as Exhibit 8.1 in Item 19.)

Property, Plants and Equipment

We conduct most of our research, development, engineering, management and administrative activities at our principal facilities in Petah Tikva, Israel, situated just to the east of Tel Aviv. Our manufacturing takes place elsewhere in Israel, at facilities situated in Ofakim and Kiryat Shmona. Integration and assembly is carried out by us at these facilities, as well as in Petah Tikva and at our facilities in Jerusalem. We also utilize some outsourced manufacturing outside Israel.

The following table sets forth details regarding our current owned and leased property:

Square Feet
Property owned by us
Petah Tikva facilities	330,000
Jerusalem facilities	83,000
Clearwater, Florida facilities (1)	80,000
Parking lot in Petah Tikva	300,000

Property leased to us
Petah Tikva facilities	195,000(2)
Other facilities in Israel	215,000(3)
Facilities outside Israel	300,000(4)

(1)	Subleased to a third party and in the process of being sold. Includes approximately 16,000 square feet of warehouse space.

(2)	Includes approximately 67,000 square feet to be surrendered in April 2005, but excludes property subleased to a third party.

(3)	Includes approximately 125,000 square feet of warehouse space.

(4)
Excludes property subleased to third parties. The largest of these facilities are in Basingstoke, Hampshire, UK (approximately 32,000 square feet) and Fort Lauderdale, Florida (approximately 25,000 square feet).

From January 2003 through December 2004, there was no material change in the total area of property leased to us. At the end of 2004, the lease terminated in respect of one of the properties leased to us in Petah Tikva, with an aggregate area of 348,000 square feet (including 160,000 square feet that were subleased to a third party), of which we utilized only approximately 15,000 square feet, and we have extended this lease as regards to the 15,000 square feet utilized.

We believe that, if necessary and to the extent we choose to do so, each of the leases covering our properties could be extended on acceptable terms. However, the failure to obtain an extension of any or all of our leases would not have a material adverse effect on us since adequate alternative space is expected to be available for lease to us near our present locations. In most instances, our facilities are currently fully utilized. Should we require additional capacity, we believe that adequate additional space is, and will be, available for lease to us near our present locations.

Our manufacturing facilities and production machinery in Israel are generally utilized on a three-shift basis. We own our production machinery, test equipment and laboratory equipment and have recently improved a number of items of equipment used for production and testing. (Also see above in this Item, under the caption “Business Overview” - “Manufacturing”.)

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our consolidated financial statements and the notes to those financial statements that are included in this annual report. Our consolidated financial statements are prepared in conformity with U.S. GAAP.

Operating Results

Overview

We provide network and access solutions for digital telecommunications networks. We design, develop, manufacture, market and support digital telecommunications solutions for evolving services, including voice, data, video and multimedia, and for building next generation converging networks. Our products and platforms are designed to create and manage bandwidth, maximize revenues for network operators, reduce operating expenses, expand capacity, improve performance and enable new revenue-producing services.

In 2000, we announced a plan to reorganize our operations by dividing them into five distinct companies,* with the parent company, ECI, at least initially, to serve as a holding company and sub-contractor of the devolved companies. Effective January 1, 2001, each of the companies was established as a wholly-owned subsidiary of ECI and absorbed the personnel of the relevant operations. However, the assets and liabilities were not transferred to these companies. In May 2001, we decided to delay the implementation of the second stage of the reorganization plan due primarily to the decline in the worldwide telecommunications market and, in November 2002, we decided to abandon the proposed reorganization. Instead, we decided to focus our activities on our core businesses, which were reorganized into two new divisions, the Optical Networks Division (based upon our then Lightscape and Enavis operations) the Broadband Access Division (based upon our then Inovia operations) and the employees of the respective subsidiaries were re-integrated into the parent company. The principal operations associated with ECI Telecom-NGTS Ltd. were combined in December 2002 with those of a third party, to form Veraz Networks, Inc., in which we hold approximately 43.4% of the voting rights (35.6% on a fully diluted basis). During 2002, we announced our intention to sell the operations of InnoWave ECI Wireless Systems Ltd., which sale was completed in April 2003. Accordingly InnoWave’s activities, including those for earlier periods, have been reclassified as discontinued operations, and all data in this discussion, unless otherwise stated, excludes such discontinued operations.

*	Inovia Telecoms Ltd., Lightscape Networks Ltd., Enavis Networds Ltd., ECI Telecom-NGTS Ltd. and InnoWave ECI Wireless Systems Ltd.

Prior to May 2004, we also held a majority of the shares of ECtel Ltd. On May 10, 2004 we distributed approximately 72.4% of our holdings in ECtel to our shareholders, effectively reducing our holdings from approximately 57.9% to approximately 16.0% of ECtel’s outstanding ordinary shares. Accordingly, ECtel’s activities, including those for earlier periods, have been reclassified as discontinued operations, and all data in this discussion, unless otherwise stated, exclude such discontinued operations. The operations of ECtel’s government surveillance business had previously been reclassified as discontinued operations in light of a decision by the board of directors of ECtel in 2003 on a plan to sell such business.

We currently operate through two primary divisions:

•
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

•
Our Broadband Access Division develops, manufactures, markets and sells innovative access products which enable telecommunications service providers to mass deploy broadband networks and offer a variety of new advanced broadband services.

We also have certain other operations, in particular, the NGTS Manufacturing Unit, whose primarily focus is on the manufacturing of DCME systems for sale to Veraz Networks.

Our Functional Currency

We are based in Israel. We maintain our books and records in Israeli currency and in dollars (in compliance with Israeli statutory requirements and Statement of Financial Accounting Standards, or “SFAS”, No. 52 of the Financial Accounting Standards Board of the United States, or “FASB”). Most of our sales are outside Israel and are made in dollars and other non-Israeli currencies. Currency hedging and other efforts are undertaken to maintain the dollar value of most export sales, purchase orders, and forecasts made in non-dollar currencies. Most purchases of materials and components, as well as most selling and other expenses incurred outside Israel, are in dollars. In view of the foregoing, we consider the dollar to be the currency of the principal economic environment in which we operate and, therefore, we have determined the dollar to be our functional currency. Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in currencies other than dollars are re-measured in dollars in accordance with the principles set forth in SFAS 52.

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

When a sale involves multiple elements, such as sales of products that include installation and integration services, the entire fee from the arrangement is evaluated under EITF 00-21, “Revenue Arrangements with Multiple Deliverables”. Accordingly, in an arrangement with multiple deliverables, the arrangement consideration is allocated to each respective element based on its relative fair value and recognized when revenue recognition criteria for each element are met if all of the following conditions are met:

•	the delivered items have value to the customer on a standalone basis,

•	there is objective and reliable evidence of the fair value of the undelivered items, and

•	if the arrangement includes a general right of return, delivery or performance of the undelivered items is probable and substantially in our control.

We make certain sales through resellers and recognize revenues from such sales, assuming all other criteria for revenue recognition are met and provided that there is no contractual right of return, either:

•	when we received adequate collateral (which in almost every case is a Letter of Credit) from the reseller to secure payment to us; or

•
in certain instances where we have an established ongoing relationship with the reseller and a proven track record of payments, when we receive written evidence of the identity of the end-user and the existence of an agreement by the end-user to purchase the product from the reseller (e.g. a copy of a purchase order); or

•
in instances where the reseller is a major internationally known corporation and we have an established ongoing relationship with such reseller and a proven track record of payments, upon delivery of the products to the reseller.

When the collectability from the reseller is not reasonably assured or when the right of return exists, revenue is recognized on a cash basis, provided that the reseller has ultimately sold the products to an end-user or the return privilege has substantially expired.

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

Long-term contracts are those requiring design, development, engineering and modification and are of a significantly longer duration than contracts for system sales. Revenue from long-term contracts is recognized using the percentage of completion method, which is in accordance with Statement of Position (SOP 81)-1. The percentage of completion is determined according to the contract milestones. In the event that management anticipates a loss on a particular contract, such anticipated loss is provided for in full in the period when the loss is first anticipated.

Investments

Investee Companies

Investments in investee companies, in which we have significant influence (affiliated companies) are presented using the equity method, that is, at cost plus our share of the post-acquisition gains or losses.

If there is a sudden and significant decrease in the fair values of our investments in affiliate companies, we may be required to write off part of our investments due to impairment.

•	Marketable securities - as stated in the discussion below under “Marketable Securities”.

•	Non-marketable securities - at cost, less any decline in value that is not of a temporary nature.

Marketable Securities

We classify our debt securities as (i) trading, (ii) available-for-sale or (iii) held to maturity, and our equity securities as (i) trading or (ii) available-for-sale. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity debt securities are those securities which we have the ability and intent to hold until maturity. All debt securities not included in trading or held to maturity are classified as available-for-sale.

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

Deferred Taxes

We account for income taxes under SFAS 109 “Accounting for Income Taxes”. Under SFAS 109 deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax losses and other deductions which may be deductible for tax purposes in future years, based on tax rates applicable to the periods in which such deferred taxes will be realized. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and during which the carryforwards are available. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Valuation allowances are established when necessary to reduce deferred tax assets to the amount considered more likely than not to be realized. Deferred tax assets and liabilities are classified as current or long-term items in accordance with the nature of assets or liabilities to which they relate, according to the date of their realization. When there is no underlying assets or liabilities the deferred tax assets and liability are classified in accordance with the period of expected reversal.

We did not record deferred taxes relating to:

•	Certain undistributed earnings of foreign consolidated subsidiaries which are taxable upon distribution by way of dividend, as no such dividend distribution intention exists; and

•
Differences between the rate of change in the Israeli Consumer Price Index (which serves as a basis for measurement for tax purposes) and the rate of change in the NIS/dollar exchange rate, which is in accordance with paragraph 9(f) of SFAS 109.

In accordance with paragraph 33 of SFAS 109, deferred taxes have not been provided for the temporary difference relating to operations in both our Israeli subsidiaries and our “approved enterprises” as the tax laws provide the following methods, whereby the reported amounts of these investments can be recovered tax-free and we expect that we will ultimately utilize these methods:

•	Earnings distributed by our Israeli subsidiaries relating to “approved enterprises” can be transferred to us by way of a tax-free merger.

•	Earnings distributed related to our “approved enterprises” are not taxable to us in a liquidation, as such taxes would be due from shareholders.

•	Earnings distributed by our Israeli subsidiaries that are not attributable to an “approved enterprise” are not taxable.

Income tax expense represents the tax payable for the period and the change during the period in deferred tax assets and liabilities.

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

Capitalization of Software Development Costs

We capitalize certain software development costs in accordance with SFAS No. 86 “Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed”. Capitalization of software development costs begins upon the determination of technological feasibility as defined in SFAS No. 86 and continues up to the time the software is available for general release to customers, at which time capitalized software costs are amortized to research and development costs on a straight-line basis over the expected life of the related product, generally two to three years.

Software development costs include costs that relate principally to projects that have recently been released or are not yet available for release to customers. We believe that future revenues related to these projects will be sufficient to realize the amounts capitalized at December 31, 2004, and as such these amounts will be recovered over the lives of the related projects. It is possible, however, that those estimates of future revenues could be adversely impacted if these projects are not finally completed and released in the future or if market acceptance of related technology is not as we anticipated. As a result, the recoveries of these capitalized software development costs through future revenues could be reduced materially. In such an event, related capitalized software development costs will be written off in the relevant accounting period.

Goodwill, Intangible Assets and Other Long-Lived Assets

Under current accounting standards, we make judgments about the remaining useful lives of goodwill, other intangible assets and other long-lived assets, including assumptions about estimated future cash flows and other factors to determine the fair value of the respective assets.

We have adopted SFAS No. 142 “Goodwill and Intangible Assets” issued in July 2001. Pursuant to SFAS No. 142 goodwill and intangible assets that have indefinite useful lives will not be subject to amortization, but instead will be tested at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortized over their useful lives, but without the constraint of an arbitrary ceiling (as was set before by APB Opinion No. 17, “Intangible Assets”).

In connection with the transitional impairment evaluation, SFAS No. 142 required us to perform an assessment of whether there was an indication that goodwill was impaired as of January 1, 2002. To accomplish this, we were required to (1) identify our reporting units, (2) determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units, and (3) determine the fair value of each reporting unit. If the carrying value of any reporting unit exceeds its fair value, detailed fair values for each of the assigned and unassigned assets (excluding goodwill) and liabilities are determined to calculate the amount of goodwill impairment, if any. The difference between the fair value of the reporting unit and the fair value of the assigned and unassigned assets (excluding goodwill) and liabilities related to the reporting unit represents the implied fair value of the goodwill. If the implied fair value of the goodwill is lower than its carrying value, SFAS No. 142 requires that the difference be written off.

In 2002, we performed the transitional impairment as provided in SFAS No. 142. Accordingly, a loss in the amount of $37.2 million from a decline in value of goodwill, was incurred as a cumulative effect of a change in accounting policy. Of this sum, $36.6 million was attributed to InnoWave, which was reclassified as a discontinued operation. (See Note 21A. to our financial statements included in this annual report.)

We adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” as of January 1, 2002. SFAS No. 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future cash flows expected to be generated by the asset or used in its disposal. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized. Long lived assets held for sale are reported at the lower of the carrying amount or fair value less costs to sell, and are not depreciated from the day they are classified as held for sale. (See Notes 20 and 21 to our consolidated financial statements included in this annual report.)

Derivative financial instruments

On January 1, 2001, we adopted SFAS No. 133, “Accounting for Derivative Instruments and Certain Hedging Activities” and SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activity, an Amendment of SFAS 133”. SFAS Nos. 133 and 138 require that all derivative instruments be recorded on the balance sheet at their respective fair values.

We have significant international sales transactions in foreign currencies and have a policy of hedging forecasted and actual foreign currency risk with forward foreign exchange contracts and foreign exchange options. Our forward foreign exchange contracts are primarily denominated in Euro, Pounds Sterling and shekels and are for periods consistent with the terms of the underlying transactions, generally one year or less. Derivative instruments are employed to eliminate or minimize certain foreign currency exposures that can be confidently identified and quantified.

On the date a derivative contract is entered into, we designate the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge), a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge), a foreign-currency fair-value or cash-flow hedge (foreign currency hedge). For all hedging relationships, we formally document the hedging relationship and our risk-management objective and strategy for undertaking the hedge, the hedging instrument, the item, the nature of the risk being hedged, how the hedging instrument’s effectiveness in offsetting the hedged risk will be assessed, and a description of the method of measuring ineffectiveness. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. We also formally assess, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

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

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, we continue to carry the derivative on the balance sheet at its fair value and no longer adjust the hedged asset or liability for changes in fair value. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, we continue to carry the derivative on the balance sheet at its fair value, remove any asset or liability that was recorded pursuant to recognition of the firm commitment from the balance sheet, and recognize any gain or loss in operations. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, we continue to carry the derivative on the balance sheet at its fair value with subsequent changes in fair value included in operations, and gains and losses that were accumulated in other comprehensive income are recognized immediately in operations. In all other situations in which hedge accounting is discontinued, we continue to carry the derivative at its fair value on the balance sheet and recognize any subsequent changes in its fair value in operations. (See Note 11D. to our financial statements included in this annual report.)

Impairment of loans

We apply the provisions of SFAS No. 114 “Accounting by Creditors for Impairment of a Loan” as amended by SFAS No. 118 “Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures” which prescribes the accounting treatment by creditors with respect to impairment of loans. These standards cover all loans, which are restructured in a troubled debt restructuring, involving modifications of terms of the loans, including those involving a receipt of assets in partial satisfaction of a receivable.

In accordance with FAS 114, a loan is impaired when it is probable, based on current information and events, that the creditor will be unable to collect all amounts (contractual interest and principle payments) due according to the contractual terms of the loan agreement. Loans impaired are measured based on the present value of the expected future cash flows, discounted at the loan’s effective interest rate or, alternatively, based on the observable market price of the loan or the fair value of the collateral, if the loan is collateral dependent. (See discussion of the GVT transaction in Item 7 - "Major Shareholders and Related Party Transactions" under the caption "Related Party Transactions".)

Results of Operations

The following table sets forth certain income data expressed as a percentage of revenues for the periods indicated:

	2004		2003		2002
Revenues	100.0%		100.0%		100.0%
Cost of revenues	60.6%		61.0%		64.9%
Gross profit	39.4%		39.0%		35.1%

Research and development expenses, net	13.1%		15.8%		14.6%
Selling and marketing expenses	15.8%		18.8%		17.7%
General and administrative expenses	7.1%		9.9%		15.0%
Amortization of acquisition related intangibles	—		0.4%		0.3%
Impairment of assets	—		0.2%		0.7%
Loss from exchange of assets	—		—		1.2%
Restructuring expenses	0.5%		2.1%		—
Operating income (loss)	2.9%		(8.2%	)	(14.4%	)
Financial expenses	(1.3%	)	(2.2%	)	(3.2%	)
Financial income	1.9%		2.0%		4.3%
Other income (expenses) - net	0.5%		(1.4%	)	(2.0%	)
Income (loss) on continuing operations before taxes on income	4.0%		(9.8%	)	(15.3%	)
Taxes on income	(0.4%	)	(0.5%	)	(1.5%	)
Income (loss) from continuing operations after taxes on income	3.6%		(10.3%	)	(16.8%	)
Company’s equity in results of investee companies, - net	(0.7%	)	(1.1%	)	(0.6%	)
Minority interest in results of a subsidiary - net	(0.1%	)	(0.0%	)	0.1%
Income (loss) from continuing operations	2.8%		(11.4%	)	(17.3%	)
Cumulative effect of accounting change, net of tax	—		—		(0.1%	)
Discontinued operations:
Loss on discontinued operations, net	(0.8%	)	(6.7%	)	(12.1%	)
Net income (loss)	2.0%		(18.1%	)	(29.5%	)

Geographical Distribution of Revenues

The following ancillary is the breakdown of our revenues by geographical distribution and as a percentage of total revenues for the years indicated (continuing operations only):

	2004		2003		2002
	($ in thousands)	Percentage	($ in thousands)	Percentage	($ in thousands)	Percentage
Europe	$291,460	58.7%	$232,136	59.1%	$344,590	62.6%
Africa, Asia Pacific and Australia	99,436	20.0%	64,731	16.5%	111,327	20.2%
Israel	68,742	13.8%	61,818	15.7%	31,522	5.7%
North America	21,894	4.4%	21,627	5.5%	40,665	7.4%
South America and others	15,180	3.1%	12,255	3.2%	22,330	4.1%
Total	$496,712	100.0%	$392,567	100.0%	$550,434	100.0%

Export Sales

During 2004, ECI’s net export sales from Israel (continuing operations only) amounted to approximately $392.9 million and accounted for 79.1% of total net sales, compared to approximately $299.9 million and 76.4% of total net sales in 2003 and approximately $467.5 million and 84.9% of total net sales in 2002.

Breakdown of Certain Income Data by Segment

We currently report in three segments: Optical Network Division; Broadband Access Division; and Other Operations. The following tables set forth certain income statement data of each of the segments of our operations for the years ended December 31, 2004, 2003 and 2002, based on the figures that management uses for analyzing the results. The figures are presented as presented to management.

	Year ended December 31, 2004 (Dollars in thousands)
	Optical Networks Div.	Broadband Access Div.	Other	Total

Revenues	254,058	212,939	29,715	496,712

Operating expenses*	250,964	188,336	40,455	479,755
Restructuring Expenses	-	-	2,585	2,585

Operating profit (loss)	3,094	24,603	(13,325)	14,372

	Year ended December 31, 2003 (Dollars in thousands)
	Optical Networks Div.	Broadband Access Div.	Other	Total

Revenues	177,706	182,290	32,571	392,567

Operating expenses*	207,659	165,862	42,190	415,711
Impairment of assets	-	-	667	667
Restructuring Expenses	7,243	478	673	8,394

Operating profit (loss)	(37,196)	15,950	(10,959)	(32,205)

	Year ended December 31, 2002 (Dollars in thousands)
	Optical Networks Div.	Broadband Access Div.	Other	Total

Revenues	233,218	241,807	75,409	550,434

Operating expenses*	262,754	237,154	118,908	618,816
Impairment of assets	-	-	3,725	3,725
Loss from exchange of assets	-	-	6,783	6,783

Operating profit (loss)	(29,536)	4,653	(54,007)	(78,890)

* Includes cost of sales, research and development costs, selling and marketing expenses, general and administrative expenses and amortization of acquisition-related intangible assets.

2004 compared with 2003

General

In each quarter of 2004, we showed increased revenues over the previous quarter, and we have now experienced six consecutive quarters of increased revenues.

The Optical Networks Division, which provided 51.1% of our revenues in 2004, compared to 45.3% in 2003, continued its sales growth. Demand for the division’s products has been greatest in emerging markets, as well as in the cellular market.

The Broadband Access Division, which provided 42.9% of our revenues in 2004, compared to 46.4% in 2003, also continued to grow, but at a slower pace than the Optical Networks Division, and has now generated operating profit for twelve consecutive quarters.

Our Other Operations consist primarily of sales by our NGTS manufacturing unit of the DCME product line. Other Operations provided 6.0% of our revenues in 2004, compared to 8.3% in 2003, and revenues are expected to decline further in 2005 as the DCME product is gradually superseded by new technologies.

Revenues

Revenues consist primarily of the sales of our products and related services to telecommunications service providers. Our revenues from continuing operations increased during 2004 by 26.5% to $496.7 million, compared with $392.6 million for 2003.

Revenues of the Optical Networks Division increased by 43.0% to $254.1 million in 2004 compared with $177.7 million in 2003. Increased sales, particularly for the XDM Multi-Service Provisioning Platform (MSPP), which accounted for approximately 60% of the division’s revenues in 2004, were driven by the following factors:

•  Deployment of new networks, particularly in emerging markets in the Asia Pacific region, such as India and the Philippines, and the countries of the former Soviet Union, principally Russia and Ukraine, as well as expansion of existing networks in Europe and the Asia Pacific region.

•  The increase in the use of our MSPP in deploying cellular backhaul. Approximately 40% of the division’s sales are currently to cellular operators, such percentage having increased steadily in recent years.

Revenues of the Broadband Access Division increased by 16.8% to $212.9 million in 2004 compared with $182.3 million in 2003. Unit shipments increased by approximately 45%, but were offset by reduction in prices. The division saw increased demand from the division’s two major customers, Deutsche Telekom and France Telecom, which had begun during 2003, as well as overall increased demand in the broadband market from other operators. This was driven, in particular, by demand from end-users for xDSL access. DSL remains the dominant technology for broadband services in Europe and the Asia Pacific region.

Revenues from “Other Operations” in 2004 declined by 8.8% to $29.7 million from $32.6 million in 2003. Of these, the revenues from sales of the DCME product line, primarily to Veraz Networks, declined 5.4% to $26.4 million from $27.9 million in 2003, due largely to a decline in the transfer price of our sales to Veraz Networks, as well as reduced demand in the DCME market. Revenues from miscellaneous items within “Other Operations” declined by 28.3% in 2004 to $3.3 million from $4.6 million in 2003.

Gross Margins

Cost of sales consists of the cost of materials, salaries, depreciation, warranty costs and other direct expenses related to the manufacture, installation and support of our products. Gross margins are determined as a percentage, the numerator of which is our total revenues less the cost of revenues, and the denominator is our total revenues.

Our gross margin is affected by several factors, including geographical mix, the introduction of new products, price erosion due to increasing competition (in particular from Far Eastern manufacturers) and product mix. In certain regions, notably the emerging markets in Asia Pacific and Latin America, our gross margin tends to be lower. Generally, our gross margin is lower during the initial launch and manufacturing ramp-up of a new product as a result of manufacturing inefficiencies during that period. As the challenges in manufacturing new products are resolved and the volume of sales of such products increases, our gross margin generally improves. Accordingly, our gross margin improved to 39.4% in 2004, compared to 39.0% in 2003. The factors that contributed to this improvement are as follows:

•	Cost reductions programs;

•	The impact of increased volume sales, primarily in the Optical Networks Division. Some components of cost of goods sold are fixed expenses, in the short term; and

•	The relative strength of the exchange rate of the Euro vis-à-vis the dollar.

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

Gross research and development expenses in 2004 fell 4.8% to $72.9 million, compared with $76.6 million in 2003. This decrease was in part due to the fact that the amount for 2003 included $2.0 million of research and development costs associated with the merger of the former Enavis division into the Optical Networks Division. Research and development expenses, net of royalty-bearing participation grants, increased by 4.6% in 2004 to $64.9 million (or 13.1% of revenues) compared with $62.0 million (or 15.8% of revenues) in 2003. Grants from the Office of the Chief Scientist in Israel fell to $8.0 million in 2004 from $14.5 million in 2003, and represented 11.0% of total annual research and development expenditure in 2004 compared with 19.0% in 2003. This reduction in the level of grants is in line with Israel government policy and future grants may be significantly less than those we previously received. (See below under the caption “Research & Development - Grants from the Israeli Office of the Chief Scientist”.) We may also increase our product base through acquisition of products and technologies, which may increase future research and development costs.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of salaries, travel, trade shows, promotional and public relations activities and related costs of our sales and marketing personnel, the costs and expenses of our foreign sales and marketing subsidiaries and representative offices and commissions paid to independent sales agents.

Selling and marketing expenses increased by 6.5% in 2004 to $78.4 million (or 15.8% of revenues) compared with $73.6 million (or 18.8% of revenues) in 2003. This increase in expenses primarily reflects increases in agents’ commissions in emerging markets and new investments in our sales and marketing subsidiaries, including the setting up of new subsidiaries in India, Ukraine and the Netherlands. However, the reduction in 2004 of selling and marketing expenses as a percentage of revenues reflects better utilization of our sales and marketing organization, which was able to increase sales substantially with only a minor increase in headcount. We anticipate an increase in selling and marketing expenses in 2005, as we expect to increase our selling and marketing activities worldwide, in anticipation of further sales growth.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related costs for our executive and administrative staff, and insurance, legal and accounting expenses, both in Israel and abroad, as well as provision for doubtful debt.

General and administrative expenses decreased 8.9% in 2004 to $35.5 million (or 7.1% of revenues) compared with $39.0 million (or 9.9% of revenues) in 2003. The decrease in general and administrative expenses was in a large part attributable to the decrease in bad and doubtful debt expenses, which amounted to $1.2 million in 2004 compared with $9.1 million in 2003 (of which $6.6 million related to GVT).

Amortization of Acquisition-related Intangible Assets and Impairment of Assets

During 2004, there was no amortization of acquisition-related intangible assets or impairment of assets, whereas in 2003 these amounted to $1.8 million and $0.7 million, respectively.

Restructuring Expenses

Restructuring expenses consist primarily of costs associated with our reduction in workforce, consolidation of excess facilities, termination of contracts and the restructuring of certain business functions.

In 2004, we recorded restructuring charges of $2.6 million, associated with the completion of our reorganization plan to focus on our two core activities and the integration of two previous divisions to form the Optical Networks Division, which involved the abandonment of several leased buildings. (See Note 19B to the consolidated financial statements included in this annual report.) In 2003, the restructuring charges recorded were $8.4 million, comprised primarily of severance expenses and rental contract expenses. The roll-forward of restructuring and spin-off expenses for 2000 through 2004 is set out in the table below.  (There have been no spin-off charges since 2001.)

	Total	Severance Expenses	Rental Contract Expenses	Consultation and Other Expenses
	(Dollars in thousands)
January 1, 2000	-	-	-	-
Charges recorded in 2000	$24,413	$16,269	$2,064	$6,080
Balance at December 31, 2000	24,413	16,269	2,064	6,080
Charges recorded in 2001	19,381	9,675	5,995	3,711
Payments in 2001	(29,179)	(19,112)	(276)	(9,791)
Classified to Pension Liability	(6,499)	(6,499)	-	-
Balance at December 31, 2001	8,116	333	7,783	-
Payments in 2002	(4,172)	(333)	(3,839)	-
Balance at December 31, 2002	3,944	-	3,944	-
Charges recorded in 2003	8,394	6,120	2,274	-
Payments in 2003	(3,196)	(2,428)	(768)	-
Classified to Pension Liability	(2,985)	(2,985)	-	-
Balance at December 31, 2003	6,157	707	5,450	-
Charges recorded in 2004	2,585	-	2,585	-
Payments in 2004	(4,168)	(707)	(3,461)	-
Balance at December 31, 2004	$4,574	-	$4,574	-

Operating Income or Loss

In 2004, we generated operating income of $14.4 million, compared to an operating loss of $32.2 million in 2003. Our operating margin in 2004 was 2.9% compared with a negative operating margin of 8.2% in 2003. This change was due primarily to the generation of operating income at Optical Networks Division in 2004 compared to an operating loss in 2003 and our increase in profitability of the Broadband Access Division, which was partly offset by an increase in operating losses from other operations as a result, primarily, of restructuring expenses of approximately $2.6 million, due to the abandonment of several leased buildings following our decision to focus on our two core activities.

Financial Income and Expenses

Financial income increased in 2004 to $9.2 million, compared to $7.8 million in 2003, due to an increase in our net cash funds and an increase in the returns on our investment portfolio. Financial expenses decreased in 2004 to $6.6 million, compared to $8.5 million in 2003, due to reduction in bank borrowing. (For details of bank borrowing, see below in this Item 5 under the caption “Liquidity and Capital Resources”.) Accordingly, our net financial income in 2004 was $2.6 million, compared to net financial expenses of $0.7 million in 2003.

Other Income or Expenses, net

Other income amounted to $2.7 million, net, in 2004, compared to net other expenses of $5.4 million in 2003. In 2004, the primary components of the amount were: (i) a gain resulting from the reversal of a provision of $6.0 million that had been made at the time of our acquisition of Tadiran Telecommunications Ltd., or “TTL”, in connection with a potential claim under Israel’s Restrictive Trade Practices Law (for further details, see Item 8 - “Financial Information” under the caption “Legal Proceeding” and Note 11A(5) to the consolidated financial statements included in this annual report.); (ii) a gain of $1.5 million from the sale of shares in Alvarion Ltd. following our exercise of the warrants granted to us on the sale to Alvarion of the operations of InnoWave; and (iii) a loss of $2.5 million resulting from the permanent impairment in the value of our shares in ECtel. (For details of other components, see Note 17M of to the consolidated financial statements included in this annual report.)

In 2003, the greater part of these expenses comprised a $3.4 million charge in respect of the decline in the value of convertible notes issued to us by the parent company of GVT, the bulk of the value of which was written off in 2002. (For details of the GVT transactions, see Item 7 - “Major Shareholders and Related Party Transactions” under the caption “Related Party Transactions”.).

Income or Loss from Continuing Operations Before Taxes on Income

In 2004, income from continuing operations before taxes amounted to $19.7 million, compared to a loss of $38.3 million in 2003. The margin of income from continuing operations before taxes on income to revenues was 4.0% in 2004, compared to a negative margin of 9.8% in 2003.

Taxes

In 2004, we recorded net tax expenses in the amount of $1.9 million, of which $1.4 million was recorded in respect of taxes in Israel. This compared to $2.1 million net tax expenses recorded in 2003 and relating primarily to deferred tax expenses in certain European jurisdictions for local content and related profits, largely offset by tax benefits in those and other jurisdictions, as well as tax payable to the Israeli tax authorities, despite our overall net loss for that year. Our future estimations and forecasts in respect of our ability to utilize our substantial loss carryforwards will impact the amount of tax payable in 2005 and coming years.

Company’s Equity in Results of Investee Companies

In 2004, our equity in the results of investee companies, net, amounted to a loss of $3.4 million, as compared with a loss of $4.3 million in 2003. For both years, the amount consisted primarily of our share of the losses incurred by Veraz Networks.

Minority Interests of Results of Subsidiaries

In 2004, minority interests of the results of subsidiaries amounted to a net loss of $0.3 million, as compared to a net gain of $0.1 million in 2003.

Loss from Discontinued Operations

During 2003, ECtel’s board of directors decided to sell the government surveillance business of ECtel (which sale was completed in March 2004) and the operations of ECtel’s government surveillance business were consequently classified as discontinued operations in 2003 and for earlier periods. In May 2004, we distributed to our shareholders approximately 72.4% of our holdings in ECtel, reducing our holdings from approximately 57.9% to approximately 16.0% of ECtel’s outstanding shares. Accordingly, the remaining operations of ECtel (namely its telecommunications business) were classified as discontinued operations in 2004 and for earlier accounting periods.

The loss from discontinued operations in 2004 was $3.9 million, which consisted solely of losses from ECtel, of which $3.7 million represented the loss on our disposition of shares in ECtel. The loss from discontinued operations in 2003 was $26.3 million, which consisted of a loss from the operations of ECtel’s government surveillance business of $2.8 million and a loss from the operations of ECtel’s telecommunications business of $21.0 million, together with a loss from the discontinued InnoWave operations (see below under in the comparison of 2003 with 2002) of $2.5 million.

Net Income or Loss

In 2004, we reported net income of $10.2 million, our first annual net income since 1999. This compared to a net loss of $71.0 million in 2003.

The basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding used to compute earnings (or losses) per share rose in 2004 to 108.6 million and 117.1 million, respectively, from 107.8 million in 2003. In 2003, the diluted weighted average number of shares outstanding, and accordingly the diluted losses per share, were the same as the basic figures, in light of our net loss for such year. The increase in the basic number of shares outstanding was almost exclusively due to the exercise of stock options under our employee stock option plans. As we generated net income in 2004, the diluted figure for weighted average number of shares outstanding includes certain outstanding stock options.

Net earnings per share (both basic and diluted in 2004 was $0.09 compared with a net loss per share (basic and diluted) in 2003 of $0.65. For continuing operations, the basic earnings per share in 2004 was $0.13 (the diluted figure being $0.12 per share) compared with a loss (basic and diluted) of $0.41 per share in 2003. For discontinued operations, the basic loss per share in 2004 was $0.04 (the diluted figure being $0.03 per share) compared with a loss (basic and diluted) of $0.24 per share in 2003.

2003 compared with 2002

General

During the general slowdown in the telecommunications industry from 2001 to 2003, telecommunication service providers reduced their infrastructure budgets significantly, due primarily to excess capacity which resulted from intensive expansion during from the late 1990’s through 2000. In addition, during this period, some of these service providers incurred significant debt to finance their large expansion programs, which added to the financial constraints in which they found themselves. The products of our Optical Networks division are infrastructure products and, accordingly, sales by the division were negatively impacted by these developments.

Another major factor during 2003 was that telecommunication service providers attempted to broaden their market penetration by dramatically reducing prices. This, in turn, caused them to put pressure on us and other vendors to reduce the prices of our products.

Revenues

Our revenues from continuing operations decreased by 28.7% to $392.6 million in 2003, compared with $550.4 million in 2002.

•
Sales by the Optical Networks Division (which in 2002 comprised two separate divisions, Lightscape and Enavis) fell by 23.8% to $177.7 million in 2003 from $233.2 million in 2002. This decrease was primarily due to the continued weakness in the optical networks market for the reasons discussed above, along with increased competition, which had a negative effect both on sales and on pricing.

We experienced increasing demand from emerging markets such as the countries of the former Soviet Union, India, China and Korea, during the second half of 2003. We experienced sequential growth in these markets during the third and fourth quarters.

•
Sales by the Broadband Access Division fell by 24.6% to $182.3 million in 2003 compared with $241.8 million in 2002. Unit shipments remained relatively unchanged in 2003 compared with 2002, the decline in revenues being the result primarily of reduction in prices. The decline in revenues primarily resulted from decreased prices paid by the Division’s two largest customers, Deutsche Telecom and France Telecom, but was somewhat offset by increased sales to Bezeq in Israel. Demand from our two major customers began to increase sequentially over the last three quarters of the year

•
Revenues from “Other Operations” declined by 56.8% in 2003 to $32.6 million from $75.4 million in 2002. In 2002, these operations included the sales of our NGTS division, whose sales in 2002 amounted to $66.1 million. On December 31, 2002, the principal operations of NGTS were combined with a third party, to form Veraz Networks, Inc., in which we currently hold a substantial minority interest. Accordingly, with effect from January 1, 2003, we have included Veraz Networks’ results on an equity basis.  As a result of this transaction, our current NGTS operations sell primarily Digital Circuit Multiplications Equipment (DCME) systems to Veraz Networks on an OEM basis rather than directly to customers. Consequently, sales, gross margins and operating expenses have all declined. Another significant factor that contributed to the decline in revenues in this segment was the successful completion of an INS (Integrated Network Solutions) contract in Australia, for which the bulk of revenues were recognized in 2002. Only $0.5 million of INS revenues were recorded in 2003.

Gross Margins

Although, in general, a lower volume of sales is a direct cause for lower gross margins, as certain elements that make up the cost of revenues remain constant even while revenues decline in 2003, we managed to increase our gross margin in 2003 to 39.0% compared to 35.1% in 2002. There are several conflicting factors that contributed to this improvement:

•	Our Broadband Access Division attained significant cost reductions during 2003, which resulted in improved gross margins, despite substantial erosion in the price of its products.

•	We experienced a shift of product mix towards higher margin products.

•
Gross margins in our NGTS operations declined, while the cost of goods remained constant, due to our shift from direct sales to OEM sales, as described in the Revenues from Other Operations paragraph above.

Research and Development Expenses

Gross research and development expenses in 2003 fell 24.9% to $76.6 million, compared with $102.0 million in 2002. This decrease in part resulted from a reduction in our headcount in R&D personnel largely as a result of the merger of Lightscape and Enavis to form the Optical Networks Division. However, in connection with this merger, we wrote off approximately $2.0 million in respect of discontinued Enavis projects. In addition, research and development expenses of our former NGTS division are included in the 2002 figures, but not in those for 2003, as a result of the formation of Veraz Networks at the end 2002, as discussed above. We also reduced expenses by refocusing our R&D efforts solely on core products and technology. Research and development expenses, net of royalty-bearing participation grants, fell by a corresponding 22.6% in 2003 to $62.0 million (or 15.8% of revenues) compared with $80.2 million (or 14.6% of revenues) in 2002. These grants, from the Office of the Chief Scientist in Israel, fell to $14.5 million in 2003 from $21.8 million in 2002 and represented, respectively, 19.0% and 21.4% of total annual research and development expenditure. Such reduction in the level of these grants was in line with Israel government policy. (See below under the caption “Research & Development - Grants from the Israeli Office of the Chief Scientist”.)

Selling and Marketing Expenses

Selling and marketing expenses fell by 24.3% in 2003 to $73.6 million (or 18.8% of revenues) compared with $97.3 million (or 17.7% of revenues) in 2002. This decrease in expenses reflects restructuring of our worldwide Regional Business Units and support infrastructure to keep them in line with revenues, which resulted in a reduced headcount and support infrastructure that was consistent with the then-current level of operations. In addition, as a result of the formation of Veraz Networks at the end of 2002, as discussed above, the selling and marketing expenses of our former NGTS division are included in the 2002 figures but not in those for 2003.

General and Administrative Expenses

General and administrative expenses decreased 52.8% in 2003 to $39.0 million (or 9.9% of revenues) compared with $82.5 million in 2002 (or 15.0% of revenues). The decrease in general and administrative expenses is largely attributable to the decrease in bad and doubtful debt expenses, which fell to $9.1 million in 2003 (of which $6.6 million related to GVT) from approximately $44.6 million in 2002 (of which $34.0 million related to GVT).

Amortization of acquisition-related intangible assets was relatively static at approximately $1.8 million in 2003 and 2002.

Impairment of Assets

In 2003, we recorded expenses of $0.7 million in respect of impairment of assets compared to $3.7 million in 2002.

Loss from Exchange of Assets

In 2002, we recorded a loss of $6.8 million in respect of the exchange of assets relating to the NGTS/Veraz Networks transaction.

Restructuring Expenses

In 2003, we recorded restructuring charges of $8.4 million, comprised primarily of severance expenses and rental contract expenses. There were no restructuring charges recorded for 2002. A table detailing the roll-forward of restructuring and spin-off expenses for the years 2000 through 2004 is set out above in the comparison of 2004 to 2003. (There were no spin-off charges in either 2003 or 2002.)

Operating Loss

We incurred an operating loss of $32.2 million in 2003, compared to a $78.9 million operating loss in 2002, a decrease of 59.2%. Our negative operating margin decreased to 8.2% in 2003 from 14.4% 2002. The reduction in the operating loss was due primarily to the substantial increase in profitability of the Broadband Access Division, partially offset by an increased operating loss in the Optical Networks Division.

Financial Income or Expenses, Net

Financial expenses, net, in 2003 were $0.7 million, compared to financial income, net, of $5.7 million in 2002 due to our ceasing to record interest income in respect of the GVT debt, partly mitigated by an increase in our net cash funds.

Other Expenses

Other expenses amounted to $5.4 million in 2003, compared to $11.1 million in 2002. In 2003, the greater part of these expenses comprised a $3.4 million charge in respect of the decline in the value of convertible notes issued to us by the parent company of GVT, the bulk of the value of which was written off in 2002.

Loss from Continuing Operations Before Taxes on Income

The loss from continuing operations before taxes amounted to $38.3 million in 2003, compared to $84.3 million in 2002. The margin of loss from continuing operations before taxes on income to revenues decreased to 9.8% in 2003 from 15.3% in 2002.

Taxes

Despite our overall net loss, we paid taxes in 2003 and 2002. In 2003, we recorded tax expenses in the amount of $2.1 million, compared to $8.5 million in 2002. In 2002, we recorded a $4.0 million capital gains tax on account of our sale of ECtel shares. In both years, we recorded tax expenses in certain European jurisdictions for local content and related profits, although in 2003 these were largely offset by tax benefits in those and other jurisdictions.

Company’s Equity in Results of Investee Companies

In 2003, our equity in the results of investee companies, net, amounted to a loss of $4.3 million, as compared with a loss of $3.1 million in 2002. In 2003, the amount consisted primarily of our share of the losses incurred by Veraz Networks, while in 2002 the amount consisted of our holdings in several small companies.

Minority Interests of Results of Subsidiaries

In 2003, minority interests of the results of subsidiaries amounted to a net gain of $0.1 million, as compared with a net loss of $0.6 million in 2002.

Loss from Discontinued Operations

During 2002, ECI announced its intention to sell the operations of InnoWave (which sale took place in 2003). Accordingly, the operations of InnoWave were classified as discontinued operations in 2002, and for earlier accounting periods. See above in the comparison of 2004 with 2003 for a discussion on the ECtel discontinued operations.

The loss from discontinued operations in 2003 was $26.3 million, which consisted of a loss from the InnoWave operations of $2.5 million, a loss from the operations of ECtel’s government surveillance business of $2.8 million and a loss from the operations of ECtel’s telecommunications business of $21.0 million. The loss from discontinued operations in 2002 was $66.7 million, which consisted of a loss from the InnoWave operations of $77.4 million and a loss from the operations of ECtel’s telecommunications business of $0.9 million, partly offset by a gain to ECI of $11.6 million from the operations of ECtel’s government surveillance business.

Net Loss

In 2003, we reported a net loss of $71.0 million, compared to a net loss of $162.5 million in 2002, a decrease of 56.3%.

The weighted average number of shares outstanding, used to compute basic loss per share, rose to 107.8 million in 2003 from 105.5 million in 2002, due to the acquisition of shares by our employees under our employee share purchase and stock option plans. In both 2003 and 2002, the diluted losses per share and the diluted weighted average number of shares outstanding were the same as the basic figures, in light of our net loss for such years. Net loss per share decreased in 2003 to $0.65 from a loss of $1.54 per share in 2002. Loss per share from continuing operations decreased in 2003 to $0.41 from a loss of $0.90 per share in 2002. Loss per share from discontinued operations was $0.24 per share in 2003 compared with $0.63 per share in 2002.

Liquidity and Capital Resources

At December 31, 2004, our cash resources, including cash and cash equivalents, short and long term deposits and marketable securities, totaled $218.3 million, compared with $219.5 million at December 31, 2003. During 2004, we repaid $30.0 million of the credit facility with our principal banks, primarily with cash generated from our operational activities. (See “Credit Facility” below).

Although our cash, cash equivalents and short-term investments decreased during the year ended December 31, 2004 to $98.9 million from $160.3 million, this was offset by the increase in our holdings in long term deposits and marketable securities, which at December 31, 2004 were $119.4 million, compared to $59.2 million at December 31, 2003. The majority of long-term holdings can be liquidated immediately or at short notice, subject to market conditions, though our current policy is generally to hold these securities until maturity. At December 31, 2004, marketable securities included $10.7 million in respect of the shares held by us in ECtel and recorded as available for sale, whereas at December 31, 2003 our shareholding in ECtel was not relevant as ECtel was a consolidated subsidiary.

Cash generated from operations for the year ended December 31, 2004 was $51.6 million, compared to $74.5 million generated from operations for the year ended December 31, 2003. The primary reasons for the reduced level of cash generation in 2004 was an increase in our inventory level, as discussed below, compared to the same period in 2003, partly offset by increases in trade payables and our generating a net income in 2004 compared to a net loss in 2003.

Our trade receivables (including non-current maturities of bank deposits and trade receivables) decreased by $10.5 million in 2004, to $232.9 million from $243.4 million, compared to a decrease of $96.0 million in 2003.

Our inventory levels increased by $58.2 million and stood at $175.1 million at December 31, 2004 compared to a decrease of $32.9 million in 2003. The primary reason for the increase in the inventory level in 2004 was an increase in demand and backlog in both the Optical Network and the Broadband Access Divisions, including $43.4 million of inventory already shipped to customers but not yet recognized as revenue. The decrease in the inventory level in 2003 resulted from the utilization of existing stock and materials for current sales in both the Optical Network Division and the Broadband Access Division. The decrease in inventory was most marked in the Optical Networks Division, with a smaller decrease in the Broadband Access Division.

Working capital at December 31, 2004 decreased to $201.5 million from $295.5 million as at December 31, 2003. During 2004, the decrease in working capital was due primarily to our ceasing to consolidate ECtel (which had net working capital of $40.1 million in December 31, 2003) and to increased investments in long term deposits and marketable securities (as mentioned above). Apart from an increase in trade receivables of $6.1 million and the increase in inventories referred to above, the decrease in working capital in 2004 was due primarily to a decrease in cash and cash equivalent levels, which was partly offset by a corresponding decrease in short-term loans and an increase in our long-term deposits and marketable securities as a result of a change in our investment policy initiated in 2003 and largely implemented in 2004.

Current liabilities increased by $6.0 million in 2004 to $248.0 million as at December 31, 2004 from $242.0 million as at December 31, 2003. This increase was primarily due to the increase in trade and other payables referred to below, largely offset by our ceasing to consolidate ECtel (whose current liabilities as at December 31, 2003 were $60.6 million). Trade and other payables increased by $66.6 million during 2004 to $218.0 million, primarily as a result of increased purchases from suppliers due to increased demand from customers.

Total borrowings decreased to $30.0 million as at December 31, 2004, from $60.0 million as at December 31, 2003, all of which represented current maturity of long term borrowings. (See “Credit Facility” below.)

Credit Facility. On February 5, 2001, we signed a facility agreement with two Israeli banks, Bank Leumi le-Israel B.M. and Bank Hapoalim B.M., in the amount of $300.0 million, bearing interest of three month LIBOR+0.8% per year. The loan was repayable in 15 equal quarterly installments beginning June 2002. As at December 31, 2001, we had borrowed $250.0 million under this facility. During 2002, we repaid $90.0 million of the loan, including an early repayment of $50.0 million, leaving a balance due at December 31, 2002 of $160.0 million. During 2003, we repaid $21.8 million on March 31, 2003 and, pursuant to a letter agreement entered into with the banks on May 28, 2003, we repaid a further $38.2 million on May 29, 2003 and $40.0 million on June 30, 2003, leaving a balance of $60.0 million. The letter agreement provided for an increased interest rate of LIBOR plus up to 2% per year, and the balance outstanding was required to be repaid in eight equal quarterly installments beginning March 2004. However, we repaid $7.5 million of the loan on March 31, 2004, and $15.0 million on April 1, 2004, leaving a balance due under the facility of $37.5 million as at June 30, 2004.

On July 1, 2004, we entered into an amended and restated facility agreement with the banks, which superseded the original facility agreement, as well as the letter agreement. The amended and restated facility agreement provided for the principal amount of $37.5 million (the principal then outstanding under the original facility agreement) to be repaid in five equal quarterly installments. The first installment of $7.5 million fell due and was paid on December 31, 2004, leaving a balance of $30.0 million outstanding at December 31, 2004. The loan bore interest at the LIBOR plus 2%.  (For additional details of this agreement, see Item 10 - “Additional Information” under the caption “Material Contracts” -” Facility Agreement”.)

On February 9, 2005, we repaid the balance of $30 million due to the banks under the amended and restated facility agreement. We are in negotiations with the banks regarding the formal cancellation of the agreement, except for such collateral, if any, as shall be required in connection with “off-balance sheet” facilities and short-term credit facilities (referred to below) provided by the banks.

Apart from the borrowings due under the facility agreement, short-term borrowings under lines of credit, including with one of the banks party to the facility agreement, was $70.0 million as at December 31, 2002. In January 2003, we repaid $25.0 million of short-term borrowings, in May 2003, we repaid a further $30.0 million, and in June 2003, we repaid the balance of $15.0 million. The amended and restated facility agreement mentioned above also provides us with the right to borrow up to an aggregate of $30.0 million in short-term borrowings, and we have established short term credit facilities for up to aggregate of $25 million.

From time to time, we sell trade accounts receivable to unaffiliated financial institutions. During 2004, we sold trade account receivables aggregating $35.7 million to these institutions. Our ability to sell such receivables to the financial institutions on current terms and conditions is uncertain and is dependent on the creditworthiness of the customers involved, the credit risks in the specific countries concerned and the institutions’ policies from time to time.

Outlook. Based on our current cash flow projections, our available cash, cash equivalents, short-term investments, working capital and the short term credit facility with our principal banks, we believe that we have sufficient resources to meet our working capital needs, commitments and other liquidity requirements associated with our existing operations for at least the next 12 months. In addition, there are no currently pending transactions, arrangements or other relationships with unconsolidated entities or other persons that will materially affect liquidity or the availability of, or requirement for, capital resources.

Recently Enacted Accounting Standards

In November 2003, the FASB ratified the consensus reached by the Task Force on EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-1”) regarding disclosures for certain SFAS 115 investment securities and investments accounted for under SFAS 124. In March 2004, the FASB ratified other consensuses reached by the Task Force on EITF 03-1. The objective of EITF 03-1 is to provide guidance on determining when an investment is considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss. The guidance also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. In September 2004, the FASB issued FASB Staff Position (“FSP”) EITF Issue 03-1-1, which delays the effective date for the measurement and recognition guidance included in EITF 03-1. The FASB recently announced that it intends to reconsider in its entirety EITF 03-1 and all other guidance on disclosing, measuring, and recognizing other-than-temporary impairments of debt and equity securities. Until new guidance is issued, companies must continue to comply with the disclosure requirements of EITF 03-1 and all relevant measurement and recognition requirements in other accounting literature.

In November 2004, the FASB issued FASB Statement No. 151, Inventory Costs, an amendment to ARB 43, Chapter 4 (SFAS 151). The amendment made by SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current-period charges, and also requires the allocation of fixed production overhead to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. The provisions of SFAS 151 should be applied prospectively. Adoption of this statement is not expected to have a material impact on our financial statements.

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment.” This statement is a revision to SFAS No. 123, “Accounting for Stock-Based Compensation” and APB Opinion No. 25, “Accounting for Stock Issued to Employees.” This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on the accounting for transactions in which an entity obtains employee services in share-based payment transactions. Entities will be required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period), in exchange for the award. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. This statement is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. In accordance with the standard, we will adopt SFAS No. 123R effective July 1, 2005.

Upon adoption, we have two application methods to choose from: the modified-prospective transition approach or the modified-retrospective transition approach. Under the modified-prospective transition method we would be required to recognize compensation cost for share-based awards to employees based on their grant-date fair value from the beginning of the fiscal period in which the recognition provisions are first applied as well as compensation cost for awards that were granted prior to, but not vested as of, the date of adoption. Prior periods remain unchanged and pro forma disclosures previously required by SFAS No. 123 continue to be required. Under the modified-retrospective transition method, we would restate prior periods by recognizing compensation cost in the amounts previously reported in the pro forma disclosure under SFAS No. 123. Under this method, we are permitted to apply this presentation to all periods presented or to the start of the fiscal year in which SFAS No. 123R is adopted. We would follow the same guidelines as in the modified-prospective transition method for awards granted subsequent to adoption and those that were granted and not yet vested. We have not yet determined which methodology we will adopt and, at this stage, cannot evaluate the potential impact of the adoption of SFAS No. 123R on our financial position or results of operations because this impact depends on the number of options that will be granted in the future.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets - an amendment to APB No. 29.” This Statement amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity expected to change significantly as a result of the exchange. Adoption of this statement is not expected to have a material impact on our financial statements.

Impact of Devaluation, Inflation and Currency Fluctuations

As stated above, a portion of our sales, purchases and expenses are made or incurred in non-dollar currencies, and accordingly, we maintain non-dollar balances of assets and liabilities, including accounts receivable and payable balances and contracts in the course of completion related to sales made in non-dollar currencies. Our general policy is to attempt to match our non-dollar assets with corresponding non-dollar liabilities and to hedge most of the financial exposure arising from the existence of excess non-dollar balances and the volatility of exchange rates in world markets. In addition, sales to Europe are frequently made in local currencies, particularly the Euro and the UK Pound Sterling. Thus, our competitive position in the countries in which sales are made in these currencies and future results of operations could be adversely affected if the dollar significantly increased in value relative to such currencies. We enter into foreign currency forward contracts and put and call option contracts to reduce the impact of fluctuations of certain currencies against the dollar. However, such hedging cannot eliminate entirely the adverse impact on our competitive position and results of operations that would result from a sustained increase in the value of the dollar relative to other currencies. We maintain a portion of our cash balances in shekel-denominated securities linked to the Israeli Consumer Price Index, or “CPI”, in order to partly offset the increase in shekel-denominated expenses resulting from local inflation. The dollar value of such securities as reported in our financial statements would decline immediately following a devaluation of the shekel and thereafter would tend to increase in accordance with upward adjustments in the CPI. (See below for details of devaluation rates. See also Item 11 - “Quantitative and Qualitative Disclosure about Market Risk”)

Since the majority of our sales revenues are in non-Israeli currencies, our expenses are incurred in both Israeli and non-Israeli currencies and our working capital is maintained in both Israeli and non-Israeli currencies, the results of our operations are affected by several interrelated factors, including our effective corporate tax rate in several jurisdictions, the rate of devaluation of various currencies in relation to the dollar and the export policies of the Israeli Government.

The following table below sets forth the annual rate of inflation in Israel, the annual rate of devaluation (or, as in 2004, 2003 and 2000, appreciation) of the shekel against the dollar and the gap between them, representing Israel’s effective inflation (or devaluation) rate, for the years indicated:

	Year ended December 31,
	2004		2003		2002		2001		2000
Inflation	1.2%		(1.9%	)	6.5%		1.4%		0%
Devaluation (appreciation)	(1.6%	)	(7.6%	)	7.3%		9.3%		(2.7%	)
Inflation (devaluation) gap	2.8%		5.7%		(0.8%	)	(7.9%	)	2.7%

The representative exchange rate for converting the shekel (NIS) into dollars, as reported by the Bank of Israel on December 31, 2004, was NIS 4.308 equals $1.00.

The dollar cost of our operations is influenced by the extent that any inflation in Israel is or is not offset, or is offset on a lagging basis, by the devaluation of the shekel in relation to the dollar. When the rate of inflation in Israel exceeds the rate of devaluation of the shekel against the dollar, companies experience increases in the dollar cost of their operations in Israel. Unless offset by a devaluation of the shekel, inflation in Israel will have a negative effect on our profitability, since we receive payment in dollars or dollar-linked shekels for all of our sales while incurring a significant portion of our expenses, principally salaries and related personnel expenses, in shekels.

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

Effective Corporate Tax Rate

Israeli companies are generally subject to Corporate Tax on taxable income at the rate of 35% for the 2004 tax year, 34% for the 2005 tax year, 32% for the 2006 tax year and 30% for the 2007 tax year and thereafter. However, the effective tax rate payable by a company that derives income from an approved enterprise (under the Law for the Encouragement of Capital Investments, 1959, or “Investments Law”) may be considerably lower. Since a major part of our Israeli operations have been granted “approved enterprise” status, we are subject to taxation on income from these operations at appreciably reduced rates applicable to these types of enterprises. Since we currently have substantial carryforward operating losses from earlier years and therefore have no taxable income, these tax benefits will only apply to any taxable income we may realize in the future after offsetting all carryforward losses. Under the Income Tax (Inflationary Adjustments) Law, 1985, results for tax purposes are measured in real terms, in accordance with the CPI, or in the exchange rate of the dollar for a “Foreign Investors’ Company”, as defined by the Investments Law. We have elected to measure our results on the basis of the changes in the Israeli CPI.

Under the Investments Law, we also qualify as a “Foreign Investors’ Company”, resulting in a further reduction in the rate of Corporate Tax applicable to taxable income from the approved enterprise and, in respect of a portion of such taxable income, an extension of the period during which the benefits of approved enterprise status are applicable to the earlier of 7 or 10 years from the date we first report taxable income from the facilities for which approval is sought (depending on the geographic location of the facilities), 12 years from the date the facilities are first put into operation or 14 years from the date of approval of a particular investment. Based on our information as to share ownership as at December 31, 2004, December 31, 2003 and December 31, 200, our tax rate for 2004, 2003 and 2002 applicable to our taxable income derived from approved enterprises was 25.0%.

During the years 2001 through 2003, we incurred net losses from our operations and accordingly, in 2004, 2003 and 2002, tax refunds were received by our non-Israeli subsidiaries. Our future effective tax rate in Israel will depend on the “approved enterprise” portion of our earnings, the percentage of share ownership by nonresidents of Israel and the relationship between local inflation in Israel and the existing exchange rate of the dollar to the shekel. The Investments Law will expire on March 31, 2005 unless its terms are extended, and it is currently anticipated that the law will be extended until June 30, 2005. Accordingly, requests for new programs or expansions that are not approved before the expiration of the law will not confer any tax benefits under the present provisions of the Investment Law. A bill was recently submitted to the Israeli parliament providing for certain changes to the Investments Law, which are expected to apply to new investment programs following the enactment of the bill into law. The bill was approved by the Israeli parliament on March 29, 2005, although the final law has not yet been published. At December 31, 2004, we had accumulated operating loss carryforward for tax purposes amounting to approximately $504.9 million. These operating losses are available indefinitely to offset future taxable business income. In addition, as of December 31, 2004, our capital loss carryforwards for tax purposes were $147.1 million. The vast majority of these capital losses are available indefinitely to offset future capital gains.

All of our foreign subsidiaries are subject to income tax in their respective locations. If the earnings of these subsidiaries increase, our average tax rate may increase.

(See also Note 15 to the consolidated financial statements included in this annual report.)

Research and Development

In order to accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing product lines, develop new product lines and customize our products to meet our customers’ needs. As of December 31, 2004, we had 573 employees engaged primarily in research and development activities, compared to 540 employees in 2003 (excluding employees on ECtel).

Grants from the Israeli Office of the Chief Scientist

Under the Encouragement of Research and Development in Industry Law, 5744-1984, commonly referred to as the “R&D Law”, research and development programs that meet specified criteria and are approved by the research committee of the Office of the Chief Scientist of Israel’s Ministry of Industry, Trade & Labor are eligible for grants generally of 20% to 50% of certain approved expenditures of such programs, as determined by the committee.

In exchange, the recipient of the grants is required to pay the Office of the Chief Scientist royalties emanating from products incorporating know-how developed within the framework of each program or derived therefrom (including ancillary services in connection therewith), up to an aggregate of 100% of the dollar-linked value of the total grants received in respect of such program, plus interest, unless the recipient manufactures the product (or any portion thereof) outside Israel, in which case additional royalties are payable, as mentioned below.

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

The R&D Law also provides that the know-how developed under an approved research and development program may not be transferred to third parties in Israel without prior approval of the research committee. This approval, however, is not required for the sale or export of any products resulting from such research and development. Approval of such transfer of know-how may be granted in specific circumstances, only if the recipient abides by the provisions of the R&D Law and related regulations, including the restrictions on the transfer of know-how in Israel and the obligation to pay royalties in an amount that may be increased. We cannot assure you that any such consent, if requested, will be granted. The R&D Law further provides that the know-how developed under an approved research and development program may not be transferred to any third parties outside Israel.

The R&D Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law requires the grant recipient and its controlling shareholders and interested parties to notify the Office of the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new interested party to undertake to the Office of the Chief Scientist to comply with the R&D Law. In addition, the rules of the Office of the Chief Scientist may require prior approval of the Office of the Chief Scientist or additional information or representations in respect of certain of such events. For this purpose, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company. A person is presumed to have control if such person holds 50% or more of the means of control of a company. “Means of control” refers to voting rights and the right to appoint directors or the chief executive officer. An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors. Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the Office of the Chief Scientist that it has become an interested party and to sign an undertaking to comply with the R&D Law.

Draft legislation was submitted in December 2004 by the Israeli government proposing an amendment to the R&D Law to make it more compatible with the global business environment by, among other things, relaxing restrictions on the transfer of manufacturing rights outside Israel and on the transfer of Chief Scientist funded know-how outside of Israel. As described above, currently, the R&D Law permits the Chief Scientist to approve the transfer of manufacturing rights outside Israel, in consideration of payment of higher royalties. The proposed amendments further permit the Chief Scientist, among other things, to approve the transfer of manufacturing rights outside Israel in exchange for an import of different manufacturing into Israel as a substitute, in lieu of the increased royalties. The proposed amendment further enables, under certain circumstances and subject to the Chief Scientist’s prior approval, the transfer of Chief Scientist-funded know-how outside Israel, in consideration of payment of a portion of the sale price (according to certain formulae calculated in proportion to the Chief Scientist’s “investment” in the grantee minus depreciation), or in exchange for know-how and cooperation in R&D with non-Israeli companies, without any additional payment to the Chief Scientist. Currently, the proposed amendment is pending, awaiting discussion in the parliamentary Finance Committee and there can be no certainty as to if and when such proposed draft legislation will actually be finalized into law.

The funds available for Office of the Chief Scientist grants out of the annual budget of the State of Israel have been reduced in recent years, and the Israeli authorities have indicated in the past that the government may further reduce or abolish Office of the Chief Scientist grants in the future. Even if these grants are maintained, we cannot presently predict what would be the amounts of grants, if any, that we might receive in future years. The grants to us from the Office of the Chief Scientist for the year 2005 will be significantly less than we received for 2004 and we expect that those grants, as a percentage of our total research and development expenses, will decrease in future periods.

The following table shows the amounts and relative percentages of our total research and development expenditures and the royalty-bearing participations (continuing operations only) that we received from the Office of the Chief Scientist for the years indicated:

	Year ended December 31,
	2004		2003		2002
	(Dollars in millions, except percentages)

Total expenditure incurred	$72.9	14.7%(1)	$76.6	19.5%(1)	$102.0	18.5%(1)
Less royalty-bearing participations, from the Office of the Chief Scientist	$8.0	11.0%(2)	$14.6	19.0%(2)	$21.8	21.4%(2)
Net Expenditure	$64.9	13.1%(1)	$62.0	15.8%(1)	$80.2	14.6%(1)
(1)  Percentage indicates the ratio of the relevant item to total revenues.
(2)  Percentage indicates the ratio of the participations to total research and development expenditure incurred (as shown).

We pay royalties to the Office of the Chief Scientist only if the project yields revenues. The royalties paid during 2001 through 2004 were all in respect of grants made prior to January 2002 and were at the rate of 3.0% of sales in the first three years of sales and 3.5% thereafter. The royalty rates to be paid by us from 2005 are 3.5% in respect of grants made prior to 2002 and 5.0% in respect of grants made thereafter. Our contingent liability for royalties to the Office of the Chief Scientist from future sales relating to grants received or accrued, net of royalties which have already been paid, amounted to approximately $137.2 million (excluding interest) as of December 31, 2004.

For the last three years, we have paid or accrued royalties to the Chief Scientist as follows:

	For the Year Ended December 31,
	2004	2003	2002
	(Dollars in millions)

Royalties paid or accrued	$7.0	($1.6)	$9.3

In 2003, we reached an agreement with the Office of the Chief Scientist according to which we would be credited with the amounts of the excess royalties that were paid in respect of the sale of certain products in prior years. Such credits amounted to $6.3 million, which resulted in us being entitled to an aggregate refund in 2003 of approximately $1.6 million, as set forth in the above table.

Economic, Political and Military Conditions in Israel

Our corporate headquarters and our principal offices, research and development, engineering and manufacturing operations are located in Israel, and therefore our operations and financial results may be directly affected by economic, political and military conditions in Israel.

Israel’s economy has been subject to numerous destabilizing factors, including low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. The Israeli government has intervened in the past in various sectors of the economy, by utilizing fiscal and monetary policies, import duties, foreign currency restrictions and control of wages, prices and foreign currency exchange rates.

The Israeli government’s monetary policy contributed to relative price and exchange rate stability in recent years, despite fluctuating rates of economic growth and a high rate of unemployment. We cannot assure you that the Israeli government will be successful in its attempts to keep prices and exchange rates stable. Price and exchange rate instability may have a material adverse effect on us.

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

From time to time since 1987, Israel has experienced civil unrest from the Palestinian Arab population in the territories that Israel has administered following the Six Day War of 1967 (the “Territories”). Israel signed peace treaties with two of its principal Arab neighbors, Egypt in 1979 and Jordan in 1994, but has failed to reach agreement with most other Arab states, including neighboring Syria and Lebanon. Commencing 1993, Israel entered into several agreements with the Palestine Liberation Organization, or “PLO”, relating to the Territories. Pursuant to these agreements, civil administration (and in some areas, also military administration) of a significant part of the Territories, including the major areas of population, was transferred by Israel to a self-rule Palestinian Authority, or “PA”. However, important issues between Israel and the PA remained unresolved and, beginning in September 2000, the overall relationship and security situation between Israel and the Palestinians has deteriorated significantly. This period has been marked by numerous terrorist attacks and acts of violence initiated by various Palestinian organizations directed against Israel and its citizens. Israel has responded with military action in its endeavor to prevent further attacks, including Israel periodically reassuming military control over certain areas that had been administered by the PA, and has commenced the construction of a security fence, the route of which has been the subject of a great deal of controversy. The current security situation has adversely affected the Israeli economy and has strained Israel’s relationship with the Palestinian Arabs, Arab countries and, to some extent, with other countries around the world. In addition, several countries restrict doing business with Israel and Israeli companies, which restrictions may seriously harm our operating results, financial condition or the expansion of our business. Although an internationally sponsored outline plan for peace between Israel and the Palestinians, known as the Road Map, which is intended to lead to the creation of a Palestinian state by 2005, was endorsed in 2003 by the Palestinians and conditionally endorsed by Israel, no predictions can be made as to whether or when a final resolution of the area’s problems will be achieved or the nature thereof and to what extent the situation will impact Israel’s economic development or our operations.

Most able-bodied male adult citizens and permanent residents of Israel under the age of 48 are obligated to perform annual military reserve duty of up to approximately one month, depending on their age. Additionally, these residents may be called to active duty at any time under emergency circumstances. Some of our executive officers and employees in Israel are obligated to perform annual military reserve duty. The length of such reserve duty varies and may, from time to time, be increased as a result of an increased level of violence in the Territories or military conflict in the region. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees due to military service.

We have been favorably affected by certain Israel government programs and tax legislation, principally related to research and development grants and capital investment incentives. Our results of operations could be adversely affected if these programs or tax benefits were reduced or eliminated and not replaced with equivalent programs or benefits, or if our ability to participate in the programs were significantly reduced. We cannot assure you that such programs and tax legislation will continue in the future or that the available benefits will not be reduced or that the companies receiving such benefits will continue to meet the conditions to benefit from such programs and legislation.

Israel has the benefit of a free trade agreement with the United States that, generally, permits tariff free access into the United States of our products. In addition, as a result of an agreement entered into by Israel with the European Union, or “EU”, and countries in the European Free Trade Association, or “EFTA”, the EU and EFTA have abolished customs duties on Israeli industrial products. A significant part of our revenues are derived from the EU and EFTA countries and our operations and financial condition could be materially adversely affected were our trade with these countries to be interrupted.

(For a discussion of how Israeli and U.S. tax policy may affect our shareholders, see Item 10 - “Additional Information” under the caption “Taxation” below.)

Trend Information

Business Trends

Beginning in the year 2000, the deterioration of the global economy in general, and economic uncertainty in the telecommunications market in particular, resulted in a reduction in capital investment by telecommunications carriers and service providers. Several major telecommunications service providers failed or suspended operations, as did many new and small service providers. In addition, existing service providers reduced or delayed expenditures on new equipment and applications. The collapse of telecommunications service providers, such as MCI Worldcom and Global Crossing, as well as the weakened financial position of many other service providers, led to further deterioration in the telecommunications market. Many companies, including current and potential customers of ours, indicated that they would postpone or decrease further capital investment. This decline in capital expenditures resulted in a significant reduction in our revenues and the average selling price of our products. In response to this trend, and, in common with many other telecommunications equipment vendors, we substantially reduced the number of our employees and sold certain of our operations, in particular NGTS and InnoWave.

Beginning the second half of 2003, the industry began to recover from the crisis it had been experiencing, and has shown early growth signs. Telecom segments targeted by us, broadband access and metro optical networking, have experienced healthier growth rates than the average. We believe that our main growth engines were the introduction of the so-called “triple play” application (voice, data and video) in developed countries and the early launch of our broadband platform which supports these advanced services, coupled with the accelerated growth rate of optical infrastructure in emerging economies in which we do business, such as India, Russia and Ukraine. Furthermore, after a period of relative stagnant growth, third generation technology, with its high bandwidth services, is now experiencing growth, which is increasing the demand for optical infrastructure. Our prime geographic target markets, in particular Western Europe, Russia, Ukraine, India and China, have experienced significant growth. We believe that the expansion of the European Union may also provide positive market trends. While these recent trends are positive, we cannot assure you that positive indicators will continue.

Market/Technology Trends

One of the major drivers for this growth is the accelerating demand for broadband services for both residential and business customers. Wireline operators are providing DSL based service for residential customers on their existing copper infrastructure. In many markets, they are driven by competition from cable operators who are also beginning to offer voice services, in addition to television and high-speed Internet. To meet this challenge, wireline operators have begun using DSL technology to offer triple play - television and video services in addition to voice and broadband data - on copper infrastructure. This enables direct competition across the spectrum of service offerings. Wireline operators are also beginning to deploy FTTP (Fiber to the premises) access infrastructure to improve their ability to provide these services in the future, although this requires significant investments in physical infrastructure.

At the same time, wireless (cellular) operators are competing strongly with wireline service providers for voice service. With the advent of 3G (third generation) cellular networks, cellular operators are competing for higher speed data and even video services. A scenario is emerging with wireline, wireless and coax infrastructures in direct competition with each other.

Off-Balance Sheet Arrangements

We have various off balance-sheet arrangements made in the ordinary course of business, consisting primarily of lease obligations, unconditional purchase obligations and other long-term obligations, details of which are set forth in the table appearing below under the caption “Tabular Disclosure of Contractual Obligations”.

In addition, in the ordinary course of business, we have various commercial commitments that amounted, at December 31, 2004, in the aggregate to approximately $26.7 million. These consisted primarily performance bonds (approximately $17.0 million), warranty bonds (approximately $4.5 million) and other bonds and guarantees, such as advance payment bonds, standby letters of credit and tender guarantees.

We do not believe that these arrangements and commitments have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Tabular Disclosure of Contractual Obligations

The following table sets forth information on our short-term and long term contractual obligations as at December 31, 2004:

	Payments due by period (dollars in millions)
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Balance Sheet Obligations
Long-term debt obligations (including current maturities) (2)	30.0	30.0	-	-	-
Trade payables	68.4	68.4	-	-	-
Other payables and accrued liabilities (3)	149.6	149.6	-	-	-
Employee severance payments, net (4)	25.8	4.6	8.0	6.4	6.8
Off Balance Sheet Obligations
Operating lease obligations (5)	25.7	6.8	10.2	5.5	3.2
Unconditional purchase obligations (6)	64.7	64.7	-	-	-

Other long-term obligations (7)	24.9	8.3	16.6	-	-
Total contractual cash obligations	$389.1	$332.4	$34.8	$11.9	$10.0

(1)	This table does not include amounts owed in respect of automobile leases because the cost of canceling these leases is considered to be immaterial.

(2)	Comprises solely $30.0 million current maturity of long-term debt, repayable in 2005. In February 2005, we repaid the total debt of $30 million.

(3)	Comprising $28.0 million employee and social benefits, $35.2 million accrued expenses, $37.2 million advances from customers and various other obligations.

(4)	Estimated. Includes, primarily, amounts to be paid in connection with the early retirement of employees.

(5)	Future rent payments under various lease real property agreements that expire from 2005 through 2011.

(6)	Includes commitments for the purchase of manufacturing services and materials from various suppliers and subcontractors, and the acquisition of property, plant and machinery.

(7)	Includes payment obligations for the provision of all our IT operations until December 31, 2007, estimated to be between $7.8 million and $8.8 million per annum.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table lists members of our senior management:

Name	Age	Position
Doron Inbar	55	President and Chief Executive Officer
Rafi Maor	54	Chief Operating Officer
Giora Bitan	50	Executive Vice President and Chief Financial Officer
Eran Dariel	44	Executive Vice President; General Manager, Optical Networks Division
Ruben G. Markus	50	Executive Vice President, Sales, Strategy and Business Development
Gilles Rapp	42	Vice President, and General Manager, Broadband Access Division
Atzmon Lifshitz	52	Vice President, Human Resources

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

Rafi Maor was appointed Chief Operating Officer upon joining ECI in September 2004, having previously spent nine years at Indigo N.V. Following Indigo’s acquisition by Hewlett Packard, or “HP”, in March 2002, Mr. Maor served as General Manager of HP/Indigo Division and Vice President at HP Corporate with worldwide responsibility for the Indigo product line. Until the acquisition, he was President and Chief Operating Officer of Indigo and a member of the Management Board of its Board of Directors. Prior to joining Indigo, Mr. Maor was employed by Israel Aircraft Industries Ltd. for twenty years, where he served in increasingly senior managerial positions. Mr. Maor holds a bachelors degree in engineering from Tel Aviv University and is a graduate of the Advanced Management Program at INSEAD Business School, Fontainebleau, France.

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

Eran Dariel was appointed an Executive Vice President of ECI and General Manager of the Optical Networks Division (initially known as the Lightscape Optical Networks Division) on its formation at the end of 2002. He had previously served, since January 2001, as President and CEO of ECI’s wholly-owned Lightscape Networks Ltd. Before that he was Vice President and General Manager, Network Systems since January 2000. From 1997 to 1999, Mr. Dariel was Associate Vice President Marketing & Business Development in the Networks Systems SBU (strategic business unit), and from 1994 to 1997 he was Associate Vice President Systems and Technology in the same SBU. Mr. Dariel has been employed by ECI since 1992. He holds a bachelors degree and a masters degree in electronics, both from Ben-Gurion University.

Ruben G. Markus was appointed Executive Vice President, Sales, Strategy and Business Development of ECI at the beginning of 2003, having previously served, since January 2001, as President and CEO of ECI’s wholly-owned Enavis Networks Ltd. (which merged into our Optical Networks Division). Before that and prior to the merger of ECI and Tadiran Telecommunications Ltd., or “TTL”, in 1999, he served as Corporate Vice President and General Manager, Transport Networks Systems of TTL from 1996. Prior thereto, Mr. Markus served as Vice President and General Manager, Transport Systems Business Unit from 1993 and prior thereto, he served as Research and Development Manager for the T:DAX Project from 1989. He joined TTL in 1985. Mr. Markus holds a bachelors degree and masters degree in electrical engineering and a masters degree in business administration, all from Tel Aviv University.

Gilles Rapp was appointed a Vice President of ECI and the General Manager of the Broadband Access Division in July 2004. Prior thereto, he served as the Executive Vice President and Chief Operating Officer of the Broadband Access Division (formerly known as the Inovia Broadband Access Division) from 1999. Mr. Rapp was Vice President, Sales and Marketing of our Access Division from 1995 to 1999 and, before that, held various senior sales and marketing positions at ECI. He joined ECI in 1992, and was previously employed by Orbot Systems Ltd. (which subsequently merged into Orbotech Ltd.) from 1988 to 1992. He is a director of Encotone Ltd., an Israeli company that provides advanced security solutions for remote banking, remote commerce and digital signatures. Mr. Rapp holds a bachelors degree in electronic engineering and a masters degree in business administration, both from Tel Aviv University.

Atzmon Lifshitz was appointed Vice President, Human Resources upon joining ECI in October 2004. Prior thereto, he served as Managing Director of Pilat Israel Ltd., a professional human resources company in Israel, from December 2002, and Chief Operating Officer of E-GO Systems Plc., a high-technology company in the UK that developed services and systems in the field of united communications services, from April 2000 to 2002. From 1993 until 2000, Mr. Lifshitz was Managing Director of Telemesser Ltd., an Israeli company in the field of interactive marketing through communications tools. He holds a bachelors degree in political science and labor studies from Tel Aviv University.

The following table lists our directors:

Name	Age	Director Since	Position
Shlomo Dovrat(1)	45	February, 2002	Director, Chairman of the Board of Directors
Jonathan B. Kolber(2) (3)	42	January, 1990	Director
Danny Biran(2) (3)	61	August, 1999	Director
Yocheved Dvir(4)	52	February, 2003	Director, Chairperson of the Audit Committee
Craig Ehrlich	49	February, 2005	Director
Avraham Fischer (5)(3)	48	February, 2005	Director
Colin R. Green	55	May, 2002	Director
Avner Naveh (4)	54	September, 2000	Director
Casimir Skrzypczak	63	July, 2002	Director
Gerd Tenzer	61	August, 2003	Director

(1)	Director directly appointed by the Purchasers pursuant to the terms of the Subscription Agreement of December 6, 2001, described below in this Item 6 under the caption “Board Practices.”

(2)	An officer of Koor Industries Ltd., or “Koor”, the parent company of M.A.G.M. Chemistry Holdings Ltd., our largest shareholder.

(3)
For details of an agreement between Koor Industries Ltd and Clal Electronics Industries Ltd. containing provisions relating to the election of directors, see Item 7 “Major Shareholders and Related Party Transactions” under the caption “Major Shareholders”.

(4)	An “external director” pursuant to the Companies Law.

(5)	An officer of Clal Industries & Investments Ltd., or “Clal”, the parent company of Clal Electronics Industries Ltd., one of our major shareholders.

Shlomo Dovrat was elected Chairman of ECI’s board of directors in May 2003, having served as Vice Chairman of the board since February 2002. He is a founding partner in several high-tech venture capital funds including Carmel Software Fund. Mr. Dovrat was the founder of Tecnomatix Technologies Ltd. and served as its Chief Executive Officer and President from its inception in 1983 until 1996. He is a director of Tecnomatix and served as Chairman of its board of directors from 1983 until 2001. Mr. Dovrat is also currently a member of the board directors of Isal Amlat Investments (1993) Ltd., an Israeli publicly traded investment company, but intends stepping down from the board in early April 2005. He served as President, Chief Executive Officer and a director of Oshap Technologies Ltd. from 1983 until its sale to Sungard Data Systems Inc. in 1999.

Jonathan B. Kolber has served as the Chief Executive Officer of Koor since 1998 and was Vice Chairman of Koor from 1998 until March 2003. He was also Chairman of our board from 1997 until January 2002. Mr. Kolber was associated with Cemp Investments from 1985 to 1987 and was a Vice President of Claridge Inc. from 1986 to 1990. He serves as a director of a number of Israeli companies, including Makhteshim-Agan Industries Ltd. or Makhteshim, Sheraton Moriah (Israel) Ltd. and Knafaim-Arkia Holdings Ltd. Mr. Kolber holds a bachelors degree in Near Eastern languages and civilizations from Harvard University and a certificate in advanced Arabic from the American University of Cairo.

Danny Biran has been President of Koor since 1998, and was a director of Koor from 1997 until February 2000. Since April 2003, he has also served as Chief Executive Officer of Elisa Electronics Systems Ltd. In addition, Mr. Biran serves as the Chairman of the board or a director of a number of Israeli and North American companies, including Makhteshim, Tadiran Communications Ltd. and various other affiliates of Koor. He served as a senior executive in the Office of the Prime Minister in Israel for more than twenty-five years. Mr. Biran is a graduate of the Law faculty of Tel Aviv University and is a member of the Israel Bar Association.

Yocheved (Yochi) Dvir has been an independent strategic consultant to various projects since August 2002. Prior to then she was a Senior Vice President of the Migdal Group, one of Israel’s foremost insurance groups, since 1992. She joined the Migdal Group in 1981 and held a number of senior financial and management positions, including Head of the Economics Department from 1986 to 1988, Head of the Corporate Office from 1989 to 1992, Head of the General Insurance Division and Corporate Office from 1993 to 1997, Head of the Finance Division (chief financial officer) from 1997 to November 1999 and Head of the group’s Strategic Development Division and Marketing Array and a Risk Manager from November 1999 to July 2000. Ms. Dvir serves on the boards of directors of a number of Israeli companies including Menorah Insurance Company Ltd., Elite Industries Ltd., Sapiens International Corporation N.V., Israel Corporation Ltd. and Trendline Business Information & Communications Ltd. She holds bachelors degrees in economics and statistics from the University of Haifa, Israel, and has completed second degree studies in statistics (operations research) at the Hebrew University of Jerusalem.

Craig Ehrlich has served as Chairman of the GSM Association, or “GSMA”, since January 2003. GSMA is the leading representative body for the world’s wireless network operators. From 1996 until mid-2003, Mr. Ehrlich was Group Managing Director of SUNDAY Communications Limited, a Hong Kong mobile phone company he launched in 1996. During the period from 1993 to 1996, he established several companies that were involved in the introduction of cable television and paging services. From 1987 to 1992, Mr. Ehrlich held various senior executive positions with companies in the Hutchison Group. He is currently a member of the boards of directors of Hutchison Mobile Communications Ltd. (a wholly owned subsidiary of Hutchison Whampoa Ltd.), Roamware, Inc. (a California-based wireless applications company) and Philweb Corporation and ISM Communications Corporation, both based in the Philippines, and is an advisory Board member of PGP Corporation, based in California. He holds a bachelors degree in Political Science from the University of California, Los Angeles, a masters degree in urban studies from Occidental College, Los Angeles and a postgraduate fellowship from the Coro Foundation.

Avraham (Avi) Fischer is the Executive Vice President of IDB Holding Corporation Ltd., the Deputy Chairman of IDB Development Corporation Ltd. and Co-Chief Executive Officer of Clal Industries & Investments Ltd. In addition, he is a partner of the law firm of Fischer, Behar, Chen & Co., of Tel Aviv, Israel. Mr. Fischer is also the co-founder and Vice-Chairman of Ganden Holdings Ltd and the co-founder and Co-Chairman of Ganden Tourism and Aviation Ltd.. He serves as a member of the board of directors of Discount Investment Corporation Ltd., Scitex Corporation Ltd., American Israeli Paper Mills Ltd., Vyyo Inc. and other, privately held, corporations. Mr. Fischer is one of the founders and a member of the board of “Matan - Your Way to Give”, a non-profit organization. He holds a law degree from Tel Aviv University, and is a member of the Israel Bar Association.

Colin R. Green held various senior executive positions with British Telecommunications plc, or “BT”, until his retirement in April 2002, including Group Commercial Director and Secretary from 1999 to 2002, Secretary and Chief Legal Advisor from 1994 to 1999, Chief Legal Advisor from 1989 to 1994, and Director, Commercial Legal Department from 1985 to 1989. He was responsible for the legal aspects of BT’s public offerings in the United Kingdom and abroad between 1984 and 1993 and subsequently handled all BT’s major acquisitions and dispositions in the United Kingdom and the United States. Mr. Green served as a director of a number of BT subsidiaries and joint ventures, was Chairman of BT’s Spanish subsidiary and was a member of BT’s Executive Committee from 1996 to 2002. He is Chairman of the Hermes Group Pension Fund and Green Aid, a trustee of Nightingale House and an advisor to a number of Israeli high technology companies. Mr. Green holds a bachelors degree in law from the London School of Economics and is admitted as a solicitor in England and Wales.

Avner Naveh retired in 2000 from the Israeli Air Force, or the “IAF”, with the rank of Brigadier General. Beginning in 1969, he served as a fighter pilot and an officer in a wide variety of positions on bases and at the IAF headquarters. From 1998 to 2000, Mr. Naveh was IAF Chief of Staff and Deputy Commander, responsible for the Air Force’s strategic planning and annual work program. He is active in international business development for Israeli defense and other industries and is a director of Inter-Gamma Investments Ltd. Mr. Naveh holds a bachelors degree in economics and business administration from Bar Ilan University, Israel.

Casimir Skrzypczak has been a general partner at Global Assets Capital, a private equity investor headquartered in California, since July 2001. From November 1999 until July 2001, he was Senior Vice President - Customer Advocacy at Cisco Systems, Inc., responsible for deployment and support services to service providers worldwide. Prior thereto, Mr. Skrzypczak was Group President Professional Services, Telcordia Technologies, Inc. (formerly BellCore) from 1997, following its sale to Science Applications International Corporation, or “SAIC”. Prior to 1997, he filled various senior executive positions with a number of major corporations, including Nynex Corporation, Bell Communications Research, Inc., Western Electric, AT&T and New York Telephone Company. Mr. Skrzypczak has served as a director of a variety of companies and is currently a member of the boards of directors of JDS Uniphase Corporation, WebEx Communications, Inc., Somera Communications, Inc. and Sirenza Microdevices, Inc., as well as several private companies. He holds a bachelors degree in mechanical engineering from the Villanova University, Pennsylvania and a masters degree in Operations Research from Hofstra University.

Gerd Tenzer is a former Deputy Chairman of the Board of Management of Deutsche Telekom AG. Since December 2002, he has served as the special representative to the Chairman of the Board of Management of Deutsche Telekom for competition and telecommunications policy. Mr. Tenzer joined Deutsche Telekom in 1990 with responsibilities for, among other things, networks, purchasing, and broadband cable. Prior to joining Deutsche Telekom, he worked at the German Federal Ministry of Posts and, for ten years, headed the Ministry’s Policy section. Mr. Tenzer is currently Vice Chairman of the Board of Ses-global, a Luxembourg-based satellite company. He holds a bachelors degree in telecommunications and a degree of diplom-ingenieur, both from the Technical University in Aachen.

There are no family relationships between any of our directors and members of senior management.

Compensation

Set forth below is information regarding all cash and cash-equivalent forms of remuneration paid by us with respect to all persons who were at any time our directors and members of senior management during the fiscal year ended December 31, 2004:

	Salaries, fees, directors’ fees, commissions and bonuses	Other benefits
All directors and members of senior management as a group (consisting of 18 persons in 2004)	$2,200,000	$310,000

At December 31, 2004, an aggregate sum of approximately $2.1 million was set aside or accrued by us to provide pension, retirement or similar benefits for our senior management, funded by contributions to pension and severance pay funds or by the purchase of insurance policies.

During the year ended December 31, 2004, we granted new stock option awards to our directors and members of our senior management for the purchase of an aggregate of 1,059,452, ordinary shares at exercise prices ranging from $2.89 to $7.95 per share and with a weighted average exercise price of $6.19 per share, expiring in 2014. In 2004, we also granted to our directors and members of our senior management, additional options for the purchase of a further 141,125 ordinary shares, in the aggregate, to take into account the adjustments made to earlier stock option awards, in light of our distribution of shares in ECtel Ltd., adjustments to all outstanding options having been approved by shareholders at the meeting held on September 13, 2004. (See below in this Item 6 under the caption “Stock Benefit Plans” for details of these adjustments.) (See below in this item under the caption “Share Ownership” for details of shares and options held by our directors and members of our senior management.)

No member of our board of directors is, or was during 2004, an officer or an employee. Except for the service agreement relating to Mr. Shlomo Dovrat (see below), we pay annual directors’ fees, and in certain instances fees for participating in meetings, only to members of our board of directors who are not affiliated with our major shareholders, in varying amounts as approved by our audit committee, board and shareholders, the fees payable to our external directors (see below in this Item 6 under the caption “Board Practices” -”External Directors”) being subject to a statutory maximum. At the shareholders meeting held on September 13, 2004, shareholders approved additional compensation to certain of our directors who serve in specific capacities, namely those members of our audit committee who are not external directors nor represent a Major Shareholder, who are to be paid an additional fee of $10,000 per annum with effect from January 1, 2003, and our Senior Independent Director (see below in this Item 6 under the caption “Board Practices” - “Executive Sessions”), who is to be paid an additional fee of $10,000 per annum during the period that as he serves in such capacity.

In 2003, shareholders approved the terms of a service agreement with Carmel V.C. Ltd., relating to the services of one of our directors, Mr. Shlomo Dovrat, then Vice Chairman, and now Chairman, of our board of directors. Mr. Dovrat shares control of Carmel V.C. Ltd., and Carmel V.C. Ltd. is entitled to the services of Mr. Dovrat. (See Item 7 “Major Shareholders and Related Party Transactions” under the caption “Major Shareholders” for details of entities controlled by Mr. Dovrat and their holdings of shares.) Mr. Dovrat agreed to devote a considerable amount of his time to us, including ongoing and comprehensive consulting regarding our affairs and the promotion of our business. Pursuant to the terms of this service agreement, Carmel V.C. Ltd. is making available to us the services of Mr. Dovrat in consideration of an annual management fee of $300,000, which commenced on January 1, 2003. In addition, Carmel V.C. Ltd. received the grant of stock options, initially for the purchase of 300,000 shares, at an exercise price of $2.21 per share, but increased to 313,995 shares at a reduced exercise price of $2.12 per share, as a result of the adjustments made to outstanding stock, approved by shareholders on September 13, 2004, in light of our distribution to our shareholders of shares in ECtel Ltd. At the same shareholders meeting, shareholders also approved the award to Mr. Dovrat of a special bonus of $45,000 in recognition of the exceptional contribution made by him to ECI in 2003.

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

External directors serve for a three-year term, which may be renewed for only one additional three-year term. (For additional details, see below in this Item 6 under the caption “Board Practices” - “External Directors”.)

On December 6, 2001, ECI, a number of investors affiliated with the Dovrat Entities and the Ofer Brothers Group entered into a subscription agreement, or the Subscription Agreement, with regard to the private placement of 13,160,000 of our shares for an aggregate consideration of $50,008,000. Pursuant to the provisions of the Subscription Agreement, we amended our articles of association in February 2002, to entitle the Purchasers under that Agreement (which includes their permitted assigns) to directly appoint two directors of ECI so long as the Purchasers hold at least 10% of our shares, and one director for so long as they hold at least 5% of our shares. Generally, these directors may be removed or replaced only by the Purchasers. The appointment by the Purchasers of any director of ECI may be rejected by those directors not appointed by the Purchasers in their reasonable discretion. In addition, for so long as the Purchasers hold at least 10% of our shares, the Purchasers shall have the right to propose that one of the directors appointed by them be named as Vice Chairman of our board of directors, subject to the approval in their reasonable discretion of those directors not appointed by the Purchasers. The Purchasers’ rights to directly appoint directors and propose the appointment of the Vice Chairman of our board shall expire at the commencement of the next annual general meeting of shareholders (namely the meeting to be held in 2005), and as long as such rights are so in force, the Purchasers shall have no voting rights in respect of the election of other directors. Pursuant to these provisions, in February 2002, Mr. Dovrat and Mr. Ehud (Udi) Angel were appointed directors of ECI and Mr. Dovrat was named as Vice Chairman of our board of directors. In May 2003, Mr. Dovrat was elected Chairman of our board of directors and Mr. Angel resigned as a director. Accordingly, the Purchasers currently have the right to directly appoint a second director to our board of directors. (For additional details regarding the investors under the Subscription Agreement and the accompanying registration rights agreement, see Item 7 - “Major Shareholders and Related Party Transactions” under the caption “Major Shareholders”.)

The rights of the Purchasers under the Subscription Agreement to appoint directors and propose the appointment of a Vice Chairman of our board of directors are exercisable by Purchasers holding at least 75% of the total number of ECI shares then held by the Purchasers. For these purposes, the number of ECI shares held by any Purchaser shall include only those shares purchased pursuant to the Subscription Agreement and any ECI shares acquired by such Purchaser, within 60 days, to avoid dilution in its relative ownership percentage represented by such of ECI shares caused by an issuance of shares by ECI in connection with any equity financing or acquisition. In June 2004, Ofer (Ships Holding) Ltd., which currently holds 50.55% of the shares held by Purchasers pursuant to the Subscription Agreement, granted an irrevocable proxy to one of the Dovrat Entities, to vote, solely in connection with the appointment or replacement of the said directors, all the shares held Ofer Ships pursuant to the Subscription Agreement. (See Item 7 - “Major Shareholders and Related Party Transactions” under the caption “Major Shareholders”, additional details of the proxy; and article 37(h) of our amended articles of association, incorporated by reference as an exhibit to this annual report, for the full text of the provisions relating to the Purchasers’ entitlement to directly appoint directors.)

An agreement between Koor and Clal Electronics Industries Ltd., who hold, directly or indirectly, approximately 30.2% and 13.9%, respectively, of our outstanding Ordinary Shares, includes certain provisions relating to the election of members to our board of directors. (For details of this agreement, see Item 7 - “Major Shareholders and Related Party Transactions” under the caption “Major Shareholders”.)

Alternate Directors

Directors may appoint alternate directors in their stead, but an external director may appoint an alternate director only in very limited circumstances. To qualify as an alternate director, a person must be qualified to serve as a director but cannot be a director of the company or an alternate director of another director of the company. Notwithstanding the foregoing, a director may serve as an alternate director on any committee of the board of directors of which he or she is not already a member. The appointment of an alternate director may be general (for an indefinite period and for all purposes) or may be limited to a specific period of time or restricted to a specific meeting or board action. At present, there are no general appointments of alternate directors. However, members of our board may, from time to time, appoint alternate directors for a specific meeting or board action.

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

No person can serve as an external director if the person’s position or other business creates, or may create, conflicts of interests with the person’s service as an external director, or, if his or her position or business might interfere with his or her ability to serve as a director.

A company may not appoint an external director as an office holder nor employ that person nor receive services from him or her, either directly or indirectly, including through a corporation controlled by that person for a period of two years from the termination of his or her service as an external director. The Companies Law requires external directors to submit to the company, prior to the date of the notice of the shareholders’ meeting convened to elect the external directors, a declaration stating their compliance with the requirements imposed by Companies Law for the office of external director.

External directors are elected by a majority of the shares voted at a shareholders’ meeting, provided that either (a) at least one third of the shares of non-controlling shareholders voted at the meeting voted in favor of the election or (b) the total number of shares voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company.

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

Currently, Mr. Naveh (re-elected for a second three-year term, commencing September 2003) and Ms. Dvir (elected in February 2003) serve as our external directors. Six of our ten directors are independent directors (as defined under the applicable Nasdaq rules).

Executive Sessions

Our independent directors meet at least four times each year in a forum to discuss issues of concern to them and to designate a Senior Independent Director. The Senior Independent Director currently Mr. Colin Green, represents the independent directors, when necessary, to ensure that they receive appropriate and timely information and any other facilities to enable them to discharge their duties, and that they are consulted when appropriate.

Audit Committee

The Companies Law also requires the appointment by our board of directors of an audit committee. Under the Companies Law, the role of the audit committee is: (i) to identify irregularities in the management of the company’s business, including in consultation with the company’s internal auditor or independent accountants, and to propose remedial measures to the board; and (ii) to review for approval related party transactions as defined in the Companies Law (as described below). An audit committee must consist of at least three members, and include all of the company’s external directors. The chairman of the board of directors, any director employed by the company or providing services to the company on a regular basis, any controlling shareholder or any relative of a controlling shareholder may not be members of the audit committee. An audit committee may not approve an action or a transaction with a controlling shareholder or with an office holder, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting at which an approval was granted.

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

Pursuant to the Sarbanes-Oxley Act of 2002, the SEC has issued rules that, among other things, require Nasdaq to impose independence requirements on each member of the audit committee. The Nasdaq rules, which are applicable to us as of July 31, 2005, implement two basic criteria for determining independence: (i) audit committee members would be barred from accepting any consulting, advisory or other compensatory fee from the issuer or an affiliate of the issuer, other than in the member’s capacity as a member of the board of directors and any board committee, and (ii) audit committee members of an issuer that is not an investment company may not be an “affiliated person” of the issuer or any subsidiary of the issuer apart from his or her capacity as a member of the board and any board committee.

The SEC defines “affiliate” for non-investment companies as “a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.” The term “control” is proposed to be consistent with the other definitions of this term under the Securities Exchange Act of 1934, as “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” A safe harbor has been proposed by the SEC, under which a person who is not an executive officer, director or 10% shareholder of the issuer would be deemed not to have control of the issuer.

We have already adopted the new Nasdaq criteria relating to the independence of members of our audit committee.

Currently the members of our audit committee are Yochi Dvir (chairperson), Colin Green, Avner Naveh and Casimer Skrzypczak. Our board of directors has designated Ms. Yochi Dvir as our audit committee financial expert. (See Item 16A - “Audit Committee Financial Expert”)

Internal Auditor

The Companies Law also requires our board of directors to appoint an internal auditor proposed by the audit committee. The internal auditor may not be an interested party or officer holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm. The role of the internal auditor is to examine, among other things, whether the company’s activities comply with the law and orderly business practice. Our internal auditor is Meir Schweizer, who also serves as internal auditor for ECtel.

Other Committees

Our board of directors has appointed the following other committees:

•   An executive committee authorized to meet between meetings of the board of directors to monitor the conduct of our business, taking action and making recommendations in connection therewith. Although the committee may take all actions that may be taken by the board of directors (except those which by law it cannot delegate), as a matter of policy that substantive decisions will in normal circumstances be referred to the board of directors. Our executive committee currently comprises Jonathan J. Kolber (chairman), Shlomo Dovrat, Colin Green, Avner Naveh and Casimer Skrzypczak.

•   A remuneration committee authorized to administer our stock option plans; make recommendations to the board of directors with respect to the granting of stock options to employees, directors and consultants; recommend policies regarding compensation of employees; approve the compensation of the Chief Executive Officer and office holders reporting to him; as well as any other unusual compensation issues. Our remuneration committee does not have the power to grant options to employees. Our remuneration committee currently comprises Jonathan J. Kolber (chairman), Shlomo Dovrat, Yochi Dvir and Avner Naveh.

•   A nominations committee empowered to make recommendations to our board of directors with regard to the appointment of new directors and develop criteria for such candidates; recommend a slate of directors to be proposed to the shareholders; and recommend committee members. This committee currently comprises Shlomo Dovrat (chairman), Avraham Fischer, Colin Green, Jonathan J. Kolber and Gerd Tenzer.

•   A financial investment committee empowered to review with management, and give guidelines for, our financial investment and hedging policies. This committee currently comprises Yochi Dvir (chairperson) and Shlomo Dovrat.

•   A strategy committee empowered to monitor the implementation of our strategic plan; to analyze the market and technologies relevant to us; and to present strategic options and plans to the board of directors for approval. This committee currently comprises Shlomo Dovrat, Colin Green, Casimer Skrzypczak and Gerd Tenzer.

•   Fiduciary Duties of Office Holders and Approval of Related Party Transactions.

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

The duty of loyalty of an office holder includes a duty to:

•	refrain from any conflict of interest between the performance of the office holder’s duties in the company and the performance of his or her other duties or his or her personal affairs;

•	refrain from any activity that is competitive with the company;

•	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

•	disclose to the company any information or documents relating to a company’s affairs which the office holder has received due to his or her position as an office holder.

Under the Companies Law, directors’ compensation arrangements require the approval of the audit committee, the board of directors and the shareholders, in that order.

The Companies Law requires that an office holder of a company disclose to the company, promptly and in any event no later than the board of directors meeting in which the transaction is first discussed, any personal interest that the office holder may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. A personal interest of an office holder includes an interest of a company in which the office holder is a 5% or greater shareholder, director or general manager or in which the office holder has the right to appoint at least one director or the general manager. In the case of an extraordinary transaction, the office holder’s duty to disclose applies also to a personal interest of the office holder’s relative, which term is defined in the Companies Law as the person’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing.

Under the Companies Law, an extraordinary transaction is a transaction:

•	other than in the ordinary course of business;

•	otherwise than on market terms; or

•	that is likely to have a material impact of the company’s profitability, assets or liabilities.

Under the Companies Law, once an office holder complies with the above disclosure requirement, the board of directors may approve a transaction between the company and an office holder, or a third party in which an office holder has a personal interest. A transaction that prejudices the company’s interest may not be approved.

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

Insurance of Office Holders

Under the provisions of the Companies Law and our articles of association, we may, subject to certain restrictions, enter into a contract for the insurance for all or part of the liability of any of our office holders with respect to an act performed by such office holder in his or her capacity as an office holder, for:

•	a breach of his or her duty of care to us or to another person;

•	a breach of his or her duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that such act would not prejudice the company’s interests; or

•	a financial liability imposed upon such office holder in favor of another person.

In addition, under the Companies Law, procurement of insurance coverage for our office holders must be approved by our audit committee and board of directors and, if the beneficiary is a director, by the our shareholders. We have a current policy for director’s and officer’s liability insurance.

Exculpation and Indemnification of Office Holders

Under the Companies Law, an Israeli company may not exempt an office holder from liability with respect to a breach of his or her duty of loyalty, but may exempt in advance an office holder from his or her liability to the company, in whole or in part, with respect to a breach of his or her duty of care (except in connection with distributions), provided that the articles of association of the company allow it to do so. Our articles of association allow us to exempt our office holders to the fullest extent permitted by law.

The Companies Law also provides that a company may, if its articles of association so provide and subject as set out in the law, indemnify an office holder with respect to an act performed in his or her capacity of an office holder against:

•
a financial liability imposed on him or her in favor of another person by any court judgment, including a compromise judgment or an arbitration award approved by a court; such indemnification may be approved (i) after the liability has been incurred or (ii) in advance, provided that our undertaking to indemnify is limited to events that our board of directors believes are foreseeable in light of our actual operations at the time of providing the undertaking and to a sum or criterion that our board of directors determines to be reasonable under the circumstances;

•
reasonable litigation expenses, including attorneys’ fees, expended by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him or the imposition of any financial liability in lieu of criminal proceedings other than with respect to a criminal offense that does not require proof of criminal intent; and

•
reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him or her by a court, in proceedings we institute against such office holder or instituted on the company’s behalf or by another person, a criminal charge from which such office holder was acquitted, or a criminal charge in which he or she was convicted for a criminal offense that does not require proof of criminal intent.

Under the Companies Law, indemnification of office holders must be approved by the company’s audit committee and board of directors and, if the beneficiary is a director, by the company’s shareholders. Our audit committee, board of directors and shareholders have resolved to grant undertakings to indemnify our office holders as aforesaid, by providing them with Letters of Indemnification in substantially the form approved by them, as most recently amended in 2002. The aforesaid undertakings are currently limited to an indemnity of $30 million per office holder but not more than $225 million in the aggregate for all persons to be indemnified.

Limitations on Insurance, Exculpation and Indemnification

The Companies Law provides that a company may not exculpate or indemnify an office holder nor enter into an insurance contract that would provide coverage for any monetary liability incurred as a result of any of the following:

•
a breach by the office holder of his or her duty of loyalty, unless, with respect to insurance coverage or indemnification, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach by the office holder of his or her duty of care if the breach was done intentionally or recklessly;

•	any act or omission done with the intent to derive an illegal personal benefit; or

•	any fine levied against the office holder.

Employees

The following table sets forth certain data on our workforce (including temporary employees), including now discontinued operations, as at the end of each of the last three fiscal years:

	As at December 31,
	2004	2003	2002
Numbers of employees by geographic location
Israel	2,226	2,338	2,687
United States	56	109	168
Other countries	356	294	375
Total workforce	2,638	2,741	3,230
Numbers of employees by category of activity
General and administrative	268	284	330
Research and development	572	644	819
Operations	1,162	1,193	1,256
Sales and marketing	447	461	592
Customer support	189	159	233
Total workforce	2,638	2,741	3,230

As at December 31,
2004	2003	2002
Numbers of employees by business units
Optical Networks Division	1,016	943	1,153
Broadband Access Division	616	572	578
NGTS	75	73	82
Others (including manufacturing operations)	931	872	865
ECtel (now discontinued operations)	-	281	320
InnoWave (now discontinued operations)	-	-	232
Total workforce	2,638	2,741	3,230

Except for employees of ECtel (at December 31, 2003 and 2002) and our subsidiary in China (approximately 90 at December 31, 2004, 80 at December 31, 2003, and 100 employees at December 31, 2002, included within the figures for the Optical Networks Division), all employees included in the above table were employees of ECI and its wholly owned subsidiaries.

The decrease in the number of employees in 2004 resulted primarily from the exclusion of ECtel employees due its activities being treated as discontinued operations and our ceasing to consolidate its results in our financial statements, partly offset by increases in operations personnel, as a result of increased demand, and research and development personnel, as a result of new Research and development projects in both the Broadband Access and Optical Networks Divisions. During 2004, we employed on average approximately 325 temporary employees, the majority in manufacturing.

The collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations, including the Industrialists Association, are applicable to most of our Israeli employees by virtue of our membership in the Industrialists Association, a union of employers. These agreements principally concern cost of living increases, recreation pay and other conditions of employment.

We have employment agreements with most of our employees based in Israel, of whom approximately 140, all unionized former employees of Tadiran Telecommunications Ltd., or “TTL”, a company acquired by, and merged into, ECI at the beginning of 1999), are subject to a special collective bargaining agreement. If we dismiss any of these former TTL employees by 2011, we are committed to pay them increased severance benefits or early retirement pensions, depending on age and seniority.

Share Ownership

Although several of our directors are officers or directors of our major shareholders or their affiliates, such individuals disclaim beneficial ownership of any of the shares held by these major shareholders or their affiliates (other than the shares of which they are themselves the direct beneficial owners). (For details of shares held by major shareholders, see below Item 7 - “Major Shareholders and Related Party Transactions” under the caption “Major Shareholders”.) Apart from Jonathan Kolber (see below), none of our directors or members of our senior management claims a beneficial interest in 1% or more of our shares.

The following table details, as of March 1, 2005, the number of our shares owned, and stock options held, by each of our directors and by members of our senior management as a group.

Name	Number of shares owned(1)	Number of stock options held(2)		Exercise price per share of stock options
		Exercisable within 60 days	Not exercisable within 60 days
Shlomo Dovrat (1)(3)	112,000	- (3)	- (3)	-
Jonathan Kolber (4)	1,542,198 (5)	-	-	-
Danny Biran (4)	5,000	-	-	-
Yocheved Dvir	-	31,401	-	$1.91
Craig Ehrlich	- (6)	-	-	-
Colin Green	11,243	41,916	-	$3.04
		13,500	13,500	$6.56
Avner Naveh	-	31,488	-	$3.12
Casimir Skrzypczak	-	24,903	17,451	$1.30
Gerd Tenzer	-	17,484	34,968	$2.89
All members of senior management, as a group (consisting of 7 persons)	5,874	2,815,979	1,000,880	From $0.00 to $39.76

(1)
All our shares have identical voting rights, except for the shares acquired and held pursuant to the Subscription Agreement of December 6, 2001, which includes the shares shown above as being held by Shlomo Dovrat. The holders of the shares acquired under the Subscription Agreement are entitled to directly appoint up to two of our directors and have no voting rights in respect of such shares with regard to the election of other directors. (For additional details of the Subscription Agreement and the registration rights agreement entered into with the investors in connection with this transaction, see above in this Item under the caption “Board Practices” - “Terms of Directors”. For details of such shareholders, see Item 7 - “Major Shareholders and Related Party Transactions” under the caption “Major Shareholders”.)

(2)	Each stock option is exercisable into one ordinary share.

(3)
Mr. Dovrat is one of the “Dovrat Entities”. For details of the Dovrat Entities’ holdings see Item 7 “Major Shareholders and Related Party Transactions” under the caption “Major Shareholders.” For details of a grant of 313,995 stock options to Carmel V.C. Ltd. in connection with the services of Mr. Dovrat (all of which are exercisable), see above in this Item 6 under the caption “Compensation”. Mr. Dovrat may be deemed to beneficially own additional shares or rights to acquire shares held by other entities within the Dovrat Entities, but disclaims beneficial ownership of such additional shares or rights to acquire shares.

(4)
Mr. Kolber and Mr. Biran are executive officers of Koor, of which our largest shareholder is a wholly-owned subsidiary. (For Koor’s holdings see Item 7 - “Major Shareholders and Related Party Transactions” under the caption “Major Shareholders”.)

(5)
Comprises 100,000 shares held by an Israeli company wholly owned by Mr. Kolber and 1,442,198 shares held by a trustee for the Kolber Trust, of which Mr. Kolber is a discretionary beneficiary. These holdings together aggregate to 1.3% of our outstanding shares.

(6)
At a general meeting of our shareholders convened for April 11, 2005, our shareholders will be asked to approve terms of compensation for Mr. Ehrlich, which includes the annual issuance to him of restricted ECI shares with a value of $25,000 per year. Such restricted shares will vest over three years, in equal annual installments on February 1 of each year commencing, in each case, in the year following the date of issuance.

The stock options granted to our directors expire on various dates from November 2011 through March 2014. The stock options granted to members of our senior management expire on various dates from August 2006 through November 2014.

Stock Benefit Plans

Option Plans

In 1991, our board and shareholders approved the adoption of the ECI Telecom Ltd. Key Employee Share Incentive Plan 1991, or the “1991 Plan”. In 2002, our board and shareholders approved the adoption of the ECI Telecom Ltd. Employee Share Incentive Plan 2002, or the “2002 Plan”, which together with the 1991 Plan are below referred to as the “Plans”.

The Plans provide that they should be administered by our board of directors or, if permitted by law, by a committee appointed by our board. Until March 2005, Israel’s Companies Law prohibited a board of directors from delegating to a committee the power to grant share options. However, pursuant to an amendment to the Companies Law enacted in March 2005, a committee of the board of directors of a company now has the power to grant options within a framework approved by the board. Nevertheless, under our internal corporate governance procedures, although our remunerations committee generally oversees administration of the Plans, it currently only has the power to make recommendations to our board with regard to the grant of options. Under the law, the grant of options to one of our directors requires the approval of the audit committee, the board of directors and the shareholders of the company, in that order.

The Plans together permit the granting of options to purchase up to an aggregate of 29,760,700 of our shares. Options may be granted under the Plans from time to time through December 31, 2012, although currently we do not intend to grant further options under the 1991 Plan. The Plans provide that options may be granted to any officer, key employee or other employee of ECI, including employees of subsidiaries and employees who are also directors, pursuant to a Qualified Plan (defined in the Plans as one designed to benefit from certain provisions of Israeli tax law) and to any employee, director (solely under the 2002 Plan), consultant or contractor of ECI under a Non-Qualified Plan (as defined in the Plans).

Both Plans are in the form of “master” plans whereby the board of directors is granted the authority to devise the specific “sub-plans” under which options will be granted, with the significant terms of all the sub-plans having already been included in the Plans approved by our shareholders. (Except where the context otherwise requires, reference in this annual report to either of the Plans includes all sub-plans thereunder.) In 2003, pursuant to the 2002 Plan, our board of directors approved the adoption of the 2002 Sub-Plan (United States), or the “U.S. Sub-Plan”, as a sub-plan to the 2002 Plan. The U.S. Sub-Plan specifically covers the grant of options to residents of the United States who are, or were on the date when the U.S. Sub-Plan was approved, employees, consultants or other independent advisors of ECI or a subsidiary of ECI. Under the U.S. Sub-Plan, we may grant “incentive stock options” (as defined in Section 422 of the U.S. Internal Revenue Code of 1986, as amended) or options that do not qualify as incentive stock options (“non-statutory options”). Incentive stock options cannot be granted at an exercise price of less than 100% of the fair market value per share on the date of grant.

The foregoing description is only a summary and is qualified in its entirety by reference to the full text of Plans, which are incorporated by reference as Exhibits to this annual report, and by Israeli and United States law.

In September 2004, following approval by our board of directors and audit committee, our shareholders approved adjustments to the terms of outstanding stock option awards, in order to preserve the intrinsic value of such stock options in light of our distribution to shareholders of 7.6 million of our shares in ECtel Ltd. On April 30, 2004, the last trading date immediately prior to the ex-dividend date for the distribution of the ECtel shares, the closing market price of our shares on Nasdaq was $5.60 per share. As a result the proposed distribution, the opening market price on the business day immediately following, May 3, 2004, was adjusted to $5.3589 per share, a reduction of $0.2411 per share, or 4.305%. The main provisions of the adjustments are set forth below and, except where otherwise stated, applied to all stock options granted prior to May 3, 2004 and outstanding on September 13, 2004 (the date of shareholders’ approval). They also applied to stock option awards granted to two of our directors, which awards were, until the shareholders’ meeting of September 2004, still subject shareholder approval.

•	The exercise price of outstanding stock options granted at an exercise price of less than $5.60 per share, was reduced by 4.305% and rounded upwards to a whole cent;

•	The exercise price of outstanding stock options granted at an exercise price of, or in excess of, $5.60 per share, was reduced by $0.24 per share.

•
Additional stock options were granted to those grantees who, on September 13, 2004, were employees, directors or consultants of ECI and who, on May 3, 2004, held stock options with an exercise price of less than $5.60 per share. The number of additional stock options equated to approximately 4.5% of the said stock options held by such grantees at May 3, 2004. The additional stock options are exercisable at a price per share equivalent to the new, reduced exercise price of the original stock options, and in the same proportions and will expire on the same dates as the original stock options.

The following table sets forth, as at March 1, 2005, certain information with respect to the Plans.

Aggregate number of options exercised	3,742,898
Aggregate number of outstanding options	19,022,299
Exercise price range of outstanding options	From $0.00 to $39.76 per share
Dates of expiry of outstanding options	March 2005 through December 2014
Shares available for future option awards	6,995,503

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

We have authorized and outstanding one class of equity securities, designated ordinary shares, with a nominal (par) value of NIS 0.12. Unless otherwise stated, all shareholder data in this Item is as of March 1, 2005, at which date there were 109,651,161 shares issued and outstanding.

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

Name and Address	Number of Shares Owned	Approximate Percent of Shares Outstanding
M.A.G.M. Chemistry Holdings Ltd. (a wholly owned subsidiary of Koor Industries Ltd.)(1)(3) 14 Hamelacha Street Park Afek 48091 Rosh Ha’ayin, Israel	33,049,433	30.1%

Clal Electronics Industries Ltd. (a wholly owned subsidiary of Clal Industries & Investments Ltd.)(2)(3) 3 Azrieli Center, Triangular Tower, 45th Floor 67023 Tel Aviv, Israel	15,218,194	13.9%

Name and Address	Number of Shares Owned	Approximate Percent of Shares Outstanding
Carmel Funds (as defined below), Isal Amlat
Investments (1993) Ltd., D Partners (as defined
below), and affiliated entities
(together the “Dovrat Entities”)(4)(5)
Delta House, 16 Abba Eban Avenue
46725 Herzlia, Israel
	7,991,121(6)	7.3%(6)

Ofer (Ships Holding) Ltd. (or “Ofer Ships”)(5)(7) 9, Andre Saharov Street 31905 Haifa, Israel	6,867,200	6.3%

Fidelity Low Priced Stock Fund, Fidelity Management & Research Company, and FMR Corp. (together “Fidelity”)(8) 82 Devonshire Street Boston, Massachusetts 02109	5,500,000	5.0%

(1)
Both M.A.G.M. Chemistry Holdings Ltd., or “MAGM”, and Koor Industries Ltd., or “Koor”, are Israeli corporations. Koor’s shares are publicly traded on The Tel Aviv Stock Exchange and its ADSs (American Depositary Shares) are traded on the New York Stock Exchange. Mr. Kolber, a director of ECI and the Chief Executive Officer of Koor, beneficial owns approximately 3.46% of the shares of Koor. In addition to MAGM’s holdings in ECI: (i) Mr. Kolber has a beneficial interest in 1,542,198 ECI shares (For details see Item 6 - “Directors, Senior Management and Employees” under the caption “Share Ownership”); and (ii) Mr. Biran, a director of ECI and President of Koor, beneficially owns 5,000 ECI shares. Mr. Kolber and Mr. Biran, by virtue of their respective positions at Koor, may be deemed to be beneficial owners of the ECI shares held by MAGM. Mr. Kolber and Mr. Biran disclaim beneficial ownership of these shares.

(2)
Both Clal Electronics Industries Ltd., or “CEI”, and Clal Industries and Investments Ltd., or “Clal”, are Israeli corporations. Clal is controlled by IDB Development Corporation Ltd., or “IDBD”, which, in turn, is controlled by IDB Holding Corporation, or “IDBH”, all of which companies are considered part of the IDB group. In addition to CEI’s holdings, based upon reports received by ECI, the following entities within the IDB group beneficially own ECI shares, as follows: IDBD (100,000 shares); Badal Securities Ltd., or “Badal”, a wholly owned subsidiary of IDBH (100,000 shares); and Clal Insurance Enterprises Holdings Ltd., or “Clal Insurance”, - a majority-owned subsidiary of IDBD (219,120 shares). Clal, IDBD, IDBH and Clal Insurance are all Israeli corporations whose shares are listed on The Tel Aviv Stock Exchange.

Based upon reports received by ECI, as at March 1, 2005, IDBH is controlled by a group comprised of: (i) Ganden Investments I.D.B. Ltd., or “Ganden”, a private Israeli company controlled by Nochi Dankner (who is the chairman of IDBH, IDBD and Clal and a director of Clal Insurance) and his sister Shelly Bergman (who is a director of IDBH, IDBD and Clal), which holds 31.02% of the equity of and voting power in IDBH; (ii) Manor Investments - IDB Ltd., or “Manor”, a private Israeli company controlled by Ruth Manor (whose husband, Isaac Manor, and their son, Dori Manor, are directors of IDBH, IDBD and Clal and Isaac Manor is a director of Clal Insurance), which holds 10.34% of the equity of and voting power in IDBH; and (iii) Avraham Livnat Investments (2002) Ltd., or “Livnat”, a private Israeli company controlled by Avraham Livnat (one of whose sons, Zvi Livnat, is a director and executive vice president of IDBH, deputy chairman of IDBD and co-chief executive officer of Clal, and another son, Shay Livnat, is a director of IDBD, Clal and Clal Insurance), which holds 10.34% of the equity of and voting power in IDBH. Ganden, Manor and Livnat, owning in the aggregate approximately 51.70% of the equity of and voting power in IDBH, entered into a Shareholders Agreement relating, among other things, to their joint control of IDBH, the term of which is until May 19, 2023. In addition, (a) Ganden Holdings Ltd., the parent company of Ganden, holds 6.43% of the equity of and voting power in IDBH; (b) Manor Holdings B.A. Ltd., the parent company of Manor, holds 0.03% of the equity of and voting power in IDBH; (c) Avraham Livnat Ltd., the parent company of Livnat, holds 0.04% of the equity of and voting power in IDBH; and (d) Ms.  Bergman owns, through a private company which is wholly owned by her, approximately 7.23% of the equity and voting power of IDBH.

Based on the foregoing, IDBH (by reason of its control of IDBD), Ganden, Manor and Livnat (by reason of their control of IDBH), Mr. Dankner, Ms. Bergman, Ms. Manor and Mr. A. Livnat (by reason of their control, respectively, of Ganden, Manor and Livnat) may be deemed to share the power to vote and dispose: (i) with IDBD (by reason of its control of Clal and CEI), Clal and CEI, of the ECI shares held by CEI; (ii) with Badal, of the ECI shares held by Badal; (iii) with IDBD, of the ECI shares held by IDBD; and (iv) with IDBD and Clal Insurance, of ECI shares held by Clal Insurance.

(3)
Pursuant to an agreement between Koor and CEI entered into on April 8, 1998 (the “Koor-Clal Agreement”), the parties agreed, among other things, to vote their respective ECI shares to the effect that (i) the majority of the members of ECI’s board of directors will be designated by Koor, as long as Koor’s equity interest in ECI is not less than 15% and (ii) 20% of the members of ECI’s board of directors will be designated by CEI, as long as CEI owns no less than a 5% equity interest in ECI. However, the present composition of our board of directors does not reflect these provisions of the Koor-Clal Agreement.

The Koor-Clal Agreement also provides that CEI may acquire additional ECI shares, provided that such acquisition would not cause CEI’s equity interest in ECI to exceed 15%, unless CEI receives an approval from the Israeli Controller of Restrictive Trade Practices. Koor and CEI also agreed under the Koor-Clal Agreement that as long as their voting arrangements, as described above, are in force, they shall use their best efforts to ensure that in the event that ECI decides to issue ordinary shares or any securities convertible into ordinary shares to Koor or CEI or to any shareholder of ECI affiliated with Koor or CEI, the other party shall be entitled to purchase ordinary shares or other convertible securities under such issuance in accordance with its proportional respective holdings in ECI.

(4)
6,435,584 of the ECI shares held by the Dovrat Entities were acquired in February 2002 pursuant to the Subscription Agreement of December 6, 2001. The following are the names and direct holdings of the individuals and entities that comprise the Dovrat Entities: Isal Amlat Investments (1993) Ltd., or “Isal Amlat”, (2,488,416 shares, after taking into account 144,216 shares sold in 2004); Shlomo Dovrat, Chairman of our board of directors (112,000 shares); Harel Beit-On (112,000 shares); Avi Zeevi (24,947 shares); Daniel Chertoff (6,580 shares); Walter Grassl (2,630 shares); Karl Heinz Achinger (5,000 shares); Carmel Software Fund (Israel) L.P. (1,110,046 shares); Carmel Software Fund (Cayman) L.P. (1,370,637 shares); Carmel Software Fund (Delaware) L.P. (598,702 shares); Carmel Software Fund Gbr (98,565 shares); Carmel V.C. Ltd., acting for Siemens Venture Capital GmbH (197,131 shares) (the previous five entities being referred to as the “Carmel Funds”); D Partners (Israel) Limited Partnership (390,071 shares); and D Partners (BVI) L.P. (724,511 shares) (the previous two entities being referred to as the “D Partners”). The stated holdings of the Carmel Funds and D. Partners include an aggregate of 743,502 ECI shares and 62,000 ECI shares, respectively, that were purchased subsequent to the Subscription Agreement, and are not subject to its provisions. The aggregate stated holdings for the Dovrat Entities also include 106,850 ECI shares held by Aharon Dovrat, the father of Mr. S. Dovrat, which shares are not subject to the provisions of the Subscription Agreement. (See also footnote (6) below regarding certain additional shares that may be acquired by certain entities within the Dovrat Entities.) Although Dovrat & Co. Ltd. was one of the Purchasers under the Subscription Agreement, it did not become the holder of record of any ECI shares and its allocation of ECI shares was assigned to the other affiliates within the Dovrat Entities listed above.

Mr. S. Dovrat, Mr. Beit-On and Mr. Zeevi are directors in, or shareholders of, various entities that are the general partners and investment managers or shareholders of the various Carmel Funds. Mr. S. Dovrat and Mr. A. Dovrat are directors and/or shareholders of various entities within, or affiliated with entities within, the Dovrat Entities, or which provide the Dovrat Entities or affiliates with investment advisory and related services. Mr. A. Dovrat is also Chairman, and Mr. S. Dovrat is a director, of Isal Amlat, but both intend resigning from the board of Isal Amlat on or about April 7, 2005, following their sale of part of their shareholdings in this company. As a result of this sale, Mr. S. Dovrat and Mr. A. Dovrat will no longer control Isal Amlat. Mr. S. Dovrat and Mr. A. Dovrat hold indirect interests in, and/or are directors of, the general partners of, D Partners. Mr. Grassl and Mr. Chertoff were managers of various entities that are the general partners and investment managers of the various Carmel Funds. Mr. Achinger was a member of the advisory boards of the various Carmel Funds.  Isal Amlat is an investment company whose shares are listed on The Tel Aviv Stock Exchange. Due to the relationship between the parties that comprise the Dovrat Entities, such parties may be deemed to beneficially own shares that are held by certain of the other parties within the Dovrat Entities. Each such party disclaims beneficial ownership of the shares held by any other party within the Dovrat Entities.

(5)
Pursuant to article 37(h) of ECI’s articles of association, the purchasers of the ECI shares acquired under the Subscription Agreement referred to above and certain permitted assigns are entitled, subject to certain conditions and until our 2005 annual general meeting, to directly appoint up to two of our directors, and to remove and replace them. (See Item 6 - “Directors, Senior Management and Employees” under the caption “Board Practices” - “Terms of Directors”.) All the shares purchased pursuant to the Subscription Agreement are held of record in the names of the owners set forth in footnotes (4) above and (7) below.

Pursuant to the Subscription Agreement referred to above, on February 11, 2002, ECI entered into a registration rights agreement with the investors regarding the shares issued to them in the private placement. Under the registration rights agreement, the investors, and their permitted assigns, are entitled, subject to certain conditions and limitations, to two demand registrations and to unlimited piggyback registrations in respect of the shares issued pursuant to the Subscription Agreement. These rights are effective from February 11, 2003 and terminate after a period of four years. Any demand registration shall have an anticipated aggregate offering price of at least $10 million. ECI shall bear all expenses incurred in connection with any registration excluding underwriters’ discounts or commissions and the selling shareholders’ legal fees and expenses.

Pursuant to the foregoing agreements, the parties that comprise the Dovrat Entities and Ofer Ships may together be deemed to constitute a “group” for the purposes of Rule 13d of the Securities Act of 1933, as amended. Each party within the Dovrat Entities disclaims beneficial ownership of all shares held by Ofer Ships, and Ofer Ships disclaims beneficial ownership of all shares held by the parties that comprise the Dovrat Entities.

As reported in a Schedule 13D/A filing made on January 5, 2005 with the SEC, Ofer Ships (see footnote (7) below) on June 30, 2004 granted an irrevocable proxy to Carmel V.C, Ltd., one of the Dovrat Entities (see footnote (4) above), to vote, solely in connection with the appointment or replacement of directors, all the shares held by Ofer Ships pursuant to article 37(h) of our articles of association. Carmel V.C. Ltd. agreed that, in making any such appointment of a director, it will not appoint any person who may be deemed to be an affiliate of Ofer Ships. The proxy terminates (i) in the discretion of Carmel V.C. Ltd. upon a 30-day prior written notice to Ofer Ships and (ii) at such time that the service of the directors appointed pursuant to article 37(h), expires or terminates and no replacement director is appointed on behalf of the purchasers under the Subscription Agreement.

(6)
Includes (i) 313,995 stock options exercisable into shares of ECI within sixty days, being the stock options issued to Carmel V.C. Ltd. pursuant to the provisions of an agreement dated December 17, 2002, entered into between ECI and Carmel V.C. Ltd. relating to the services of Mr. S. Dovrat (for further details see Item 6 - “Directors, Senior Management and Employees” under the caption “Compensation”); and (ii) 329,040 Ordinary Shares held by the Ofer Ship (see footnote (7) below), in respect of which it has granted to Carmel V.C. Ltd. an option to purchase, expiring on December 5, 2009. It does not include the remaining shares held by the Ofer Ship and issued under the Subscription Agreement referred to above, in respect of which Ofer Ship has granted an irrevocable proxy to Carmel V.C Ltd. (see footnote (5) above). Percentage ownership is calculated in relation to above number of shares issued and outstanding plus the said 313,995 stock options exercisable within sixty days.

(7)
6,580,000 of the ECI shares held by the Ofer Ships were acquired in February 2002 by Ofer Ships, Udi Angel, Doron Ofer and Eyal Ofer (collectively referred to as the “Ofer Brothers Group”) pursuant to the Subscription Agreement. Subsequently, within the provisions of the Subscription Agreement, Mr. D. Ofer (in June 2003), Mr. Angel and Mr. E. Ofer (both in October 2003) sold to Ofer Ships the ECI shares acquired by them under the Subscription Agreement (in each case, 789,474 shares) and Ofer Ships (in December 2004) sold 2,250,000 of its ECI shares to its wholly owned subsidiary, Yozma Venture Capital Ltd., or “Yozma”. The holdings of Ofer Ships include the ECI shares held by Yozma and also include 287,200 ECI shares purchased subsequent to the Subscription Agreement but not subject to its provisions. Orona Investments Ltd (a company wholly owned by Mr. Angel) and L.Y.N. (Holdings) Ltd., (a company of which Mr. E. Ofer holds 95% of the issued share capital) are each the direct owners of one-half of the outstanding stock of Ofer Ships. Accordingly, the aforesaid companies, and Mr. Angel and Mr. E. Ofer, may be deemed to beneficially own the ECI shares held by Ofer Ships.

(8)
Based upon a Schedule 13G/A filing made with the SEC on February 14, 2005. Fidelity Low Priced Stock Fund, or “Fidelity Fund”, is an investment company registered under Section 8 of the Investment Company Act of 1940. Fidelity Management & Research Company, or “Fidelity Management”, a wholly owned subsidiary of FMR Corp., is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. The ECI shares are owned by Fidelity Fund, and Fidelity Management is the beneficial owner of the shares as a result of acting as investment adviser to Fidelity Fund. Edward C. Johnson, III and other members of his family are the primary owners of, and may be deemed to form a controlling group of, FMR Corp.

Significant Changes in Percentage Ownership by Major Shareholders

To our knowledge, the significant changes in the percentage ownership of our shares held by our major shareholders during the past three years are as follows:

At December 31, 2001, Koor (including a wholly owned subsidiary) and CEI held approximately 34.6% and 15.6%, respectively, of our outstanding shares. On February 12, 2002, pursuant to the Subscription Agreement, the Dovrat Entities and the Ofer Brothers Group were each issued 6,580,000 shares of ECI (each representing at closing approximately 6.2% of ECI’s outstanding shares) and the holdings of Koor and CEI were diluted accordingly. CEI (through February 2002) and Koor (through June 2002) subsequently acquired some additional shares in private transactions, but have not since changed their holdings in ECI, apart from the sale by CEI of 248,600 ECI shares in December 2003 and the transfer of shares between Koor and its wholly owned subsidiaries. Subsequent to the Subscription Agreement, Ofer Ships (a member of the Ofer Brothers Group) and various members of the Dovrat Entities acquired additional shares in private transactions and Isal Amlat sold some of the shares acquired by it pursuant to the Subscription Agreement, as referred to in the footnotes to the above table. In February 2004, we received notice that Fidelity held 5.1% of ECI’s shares as at December 31, 2003, which holdings increased slightly in 2004.

Different Voting Rights by Major Shareholders

The shareholders listed above do not have any different voting rights from any other of our shareholders, except for the holders of the shares acquired under the Subscription Agreement, who, pursuant to the Subscription Agreement (and the consequential amendment to our articles of association), are entitled to directly appoint up to two of our directors and have no voting rights with regard to the election of other directors in respect of the shares acquired under the Subscription Agreement. (For additional details, see Item 6 - “Directors, Senior Management and Employees” under the caption “Board Practices - Terms of Directors” and the footnotes to the table of Major Shareholders in this Item 7.)

Record Holders

As of March 1, 2005 there were 365 holders of record of our ordinary shares in the United States who collectively held approximately 58% of our outstanding ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders, nor is it representative of where such beneficial holders are resident because many of these ordinary shares (including some of the ordinary shares beneficially owned by our major shareholders) were held of record by brokers or other nominees.

Duties of Shareholders

Under the Companies Law, the disclosure requirements that apply to an office holder (see Item 6 - “Directors, Senior Management and Employees” under the caption “Board Practices - Fiduciary Duties of Office Holders”) also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including, for this purpose, a shareholder that holds 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company, but excluding a shareholder whose power derives solely from his or her position as a director of the company or any other position with the company.

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

(For the requirement of a non-Israeli shareholder, who acquires 5% or more of our shares, to notify the Office of the Chief Scientist in Israel and sign an appropriate undertaking, see Item 5 - “Operating and Financial Review and Prospects” under the caption “Research and Development”).

Related Party Transactions

The transactions we have conducted with related parties are comprised primarily of the following:

•	sales of certain ECI products and purchase of components and services;

•	insurance; and

•	buildings and rentals.

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

IDB Group

ECI has entered into various financial arrangements, discussed below, with subsidiaries and affiliates of IDBH and IDBD (the “IDB Group”).

ECI purchases the majority of its insurance from Clal Insurance Company Ltd., a subsidiary of IDBD and an affiliate of Clal. In addition, a number of other affiliates of Clal provide us with both services (such as travel, freight forwarding and financing services) and goods (such as power supplies) at commercial rates.

In October 2000, ECI and InnoWave entered into an agreement for the sale by InnoWave to Global Village Telecom Ltda., or “GVT”, a Brazilian company, of wireless local loop systems and services for a wide territory in South and Central Brazil. The territory covers approximately 30% of Brazil, encompassing nine states, as well as the capital, Brasilia. GVT is a wholly owned subsidiary of GVT (Holding) N.V., or “GVTH”, in which companies within the IDB Group own an approximately 27.2% interest (on a fully diluted basis). Pursuant to the agreement with GVT, we agreed to grant GVT long-term financing for the purchase, comprising credit of up to $168 million, based upon the progress of sales. This financing was granted in conjunction with credit made available to GVT by a group of other equipment vendors. The credit was to be repaid in semi-annual payments during the years 2004 through 2007. The interest payable in respect of this credit was variable (ranging from LIBOR plus 4.5% to LIBOR plus 6.5%). As security for its obligations under the agreement, GVT granted ECI, together with three other major international suppliers, a charge on GVT’s license to operate its communications network in the territory, together with additional security including shareholders’ guarantees and charges on revenue and contracts.

Although we sold the operations of InnoWave in 2003, the GVT debt remained due to ECI. As GVT’s revenues are denominated mainly in Brazilian currency and its vendor debt is in dollars, this negatively impacted its ability to maintain the debt repayment schedule, due to a significant devaluation of the Brazilian currency relative to the dollar. In December 2002, GVT defaulted in its interest payments to us, having paid to us no part of the principal owing.

In addition to the sale and financing agreement with GVT referred to above, ECI made a loan of $27 million to GVTH, in return for convertible subordinated notes that carried interest at 5% per annum. The maturity date of the notes was in November 2003 and they carried the right to convert into marketable securities in the event of an initial public offering of a company in the GVT group. Conversion of the notes would not have given us significant influence in the company. Due to significant concern regarding the financial ability of GVTH to repay the notes, during 2002 we included a provision in the amount of $18 million, as part of our “other expenses”, to reflect a decline in the value of this investment. In 2003, we recorded an associated $3.4 million charge, also in “other expenses”, for a further decline in the value of this investment, to reflect the expected outcome of then advanced discussions with GVTH with a view to restructuring this debt. (See Note 4C to our consolidated financial statements included in this annual report for details of provisions for doubtful debt made in respect of the GVT debt.)

Following negotiations among ECI, the other equipment vendors, GVT, GVTH and shareholders of GVTH (including the companies within the IDB Group), agreements to reschedule GVT’s debt repayments were signed on November 11, 2004 among the various parties. These agreements, which closed on December 23, 2004, encompassed GVT’s commercial debt to the creditors for the supply of equipment and services, the debt due under the convertible notes referred to above and accumulated interest on the debts to the closing. As preconditions to the closing of these agreements, GVTH’s shareholders injected a further sum of $25 million into GVT and the sum of $5.4 million was paid to us. The main provisions of the agreements, as regards ECI, are:

•
All debts existing under the original agreements were canceled and in place thereof GVT issued to us Notes in the aggregate sum of approximately $163 million, to be paid from 2005 through 2013 at variable rates of interest. Notes for an aggregate of $131 million will carry interest at rates varying from LIBOR plus 2.7% at commencement to LIBOR plus 12.4% in later years. Notes for an aggregate of $32 million will be interest free. The weighted average interest rate on the Notes will vary between LIBOR plus 1% at commencement and LIBOR plus 9% in later years.

•
ECI was granted at closing warrants convertible, at no further consideration, into shares of GVTH, equating approximately to 2.39% of GVTH’s outstanding share capital (on a fully diluted basis), the aggregate number of warrants issued at closing to all of GVT’s creditors equating to approximately 7.5% of GVTH’s outstanding share capital (on a fully diluted basis). Prior to the closing, GVT’s creditors already held warrants convertible, at no further consideration, into shares of GVTH equating, in the aggregate, to approximately 1.6% of GVTH’s outstanding share capital (on a fully diluted basis), the percentage held by ECI being 0.6%.

•
In the event of default by GVT, the creditors (including ECI) will be entitled to additional warrants equating, in the aggregate, to a further 3% of GVTH’s outstanding share capital (on a fully diluted basis) for every quarter during which GVT shall be in default, up to a maximum of 22.9% of GVTH’s outstanding share capital (on a fully diluted basis) being held in aggregate by the creditors (including the warrants issued at, or prior to, the closing). In the event of accumulation of 22.9% of GVTH’s share capital by the creditors, the creditors will be entitled to drag along rights.

In February 2005, we signed a preliminary agreement for the sale of the Notes to ABN Amro Bank N.V., coupled with the warrants convertible into shares of GVTH, for the sum of $96.2 million in cash plus a further potential amount of approximately $3.3 million, based upon the occurrence of certain contingencies. The sale is subject to a number of conditions, including GVTH’s shareholders (including companies within the IDB Group) paying to ABN Amro an additional amount equal to 4% of the aggregate principal amount of the Notes (equating to approximately $6.5 million) and our shareholders approving the transaction, in respect of which a general meeting of our shareholders is being convened for April 11, 2005. Subject to the conditions being met, the sale is expected to close in April 2005. The transaction is expected to result in a capital gain for us of approximately $11 million, excluding the contingent amount.

ECtel

We held a majority of the shares in ECtel until May 10, 2004, when we distributed 72.4% of our holdings to our shareholders, reducing our holdings from 57.9% to 16%. As a result of the distribution and, in certain instances, partly as a result of pre-existing holdings of ECtel shares, a number of our Major Shareholders hold 5% or more of ECtel’s outstanding shares. These holdings, as at December 31, 2004, were: Koor (though its subsidiaries MAGM and Telrad Networks Ltd.) 20.3%; Fidelity 13.9%; and Clal (through CEI) 5.9%.

We have entered into certain agreements with ECtel, including agreements in the ordinary course of business. The following is a brief summary of the principal agreements.

•
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

•
Supply Agreement - In February 2004, we executed a new supply agreement with ECtel, which replaced an earlier supply agreement entered into in October 1999. Under the terms of the new supply agreement, we supply ECtel with the subassemblies (“modules”) for use in their products and developed by our former NGTS division. We agreed on the prices for these modules after negotiations with ECtel. We may discontinue the production of any module after giving ECtel twelve months’ prior notice, in which case we would be obligated to provide ECtel with all necessary information for them to manufacture the modules themselves and integrate them into their products, as well as to supply them with repair services for such modules. In addition, under the terms of the supply agreement, we have granted ECtel: (i) a non-exclusive non-transferable license to use the software embedded in the modules that are incorporated in their products in the course of their regular business; (ii) the right to develop and change the modules’ software with the product alone; and (iii) the right to sub-license the software to third parties for use solely with ECtel’s products. ECtel has undertaken not to sell certain of our components, other than for use and incorporation into their final products. Under the supply agreement, ECtel is allowed to sell these modules to Verint Systems, Inc. (which purchased ECtel’s government surveillance business in March 2004) under similar terms. The supply agreement has an initial period of seven years and can be extended only by mutual agreement between the parties. Either party may terminate the supply agreement at any time upon a material breach by the other party or in the event of liquidation or a similar event with respect to the other party. In addition, we have the right to terminate the agreement in the event that (i) ECtel shall have a new controlling shareholder which is a company that directly competes with us with respect to the modules, or (ii) the final product in which our modules are to be used is in direct competition with our DCME products.

•
Administrative Services Agreement in Germany - ECtel entered into an administrative services agreement with our German subsidiary, ECI Telecom GmbH, effective October 1, 2002, for the provision of various administrative services, including sub-lease of office space and various administrative services to ECtel’s subsidiary, ECtel GmbH. The term of this agreement was for an initial period of one year, and was automatically renewed at the end of such period for an additional year and will continue to be automatically renewed at the end of each one year extension period, unless either party notifies the other party in writing, at least 180 days prior to the expiration of the initial term, of its decision not to renew the agreement.

None of the agreements described above, either alone, or in the aggregate, is expected to materially affect the results of operations of either company.

We may, in the ordinary course of business, also enter into certain other leases, sub-leases, operating agreements and other agreements that serve to define various aspects of the relationship that will exist between ECI and ECtel.

Dovrat Entities

On December 17, 2002, we entered in to an agreement with Carmel V.C. Ltd., relating to the services of Mr. Shlomo Dovrat, then Vice Chairman, and now Chairman, of our board of directors. Mr. Shlomo Dovrat shares control of Carmel V.C. Ltd., one of the Dovrat Entities. The agreement, which also contained a provision for the grant of stock options to Carmel V.C. Ltd., was approved by our shareholders on February 24, 2003, with an adjustment affecting the number and exercise price of the stock options (in light of our distribution of shares in ECtel) being approved by shareholders on September 13, 2004. (For details of the agreement, see Item  6 - “Directors, Senior Management and Employees” under the caption “Compensation”. For details of the holdings of ECI shares by members of the Dovrat Entities, see in this Item under the caption “Major Shareholders” For a description of the adjustments to terms of outstanding stock options in light of our distribution of shares in ECtel, see Item 6 - “Directors, Senior Management and Employees” under the caption “Stock Benefit Plans”.)

ITEM 8.  FINANCIAL INFORMATION

Financial Statements

See Item 18 below for our consolidated financial statements.

Export Sales

See Item 5 - “Operating and Financial Review and Prospects” under the caption “Results of Operations” - “Export Sales” for certain details of export sales for the last the fiscal years.

Legal Proceedings

From time to time claims are filed against us mainly alleging violations of intellectual property rights and breaches of contract. In addition, from time to time claims are filed against us by former employees alleging certain amounts due following the termination of their employment with us. Although we believe that the resolution of possible future litigation is remote in time, the results of litigation are inherently uncertain and we cannot assure you that possible future litigation will not have a material adverse effect on our business, operating results and financial condition

Restrictive Trade Practices Investigation. In October 1997, an investigation was commenced by the Israeli Controller of Restrictive Trade Practices regarding alleged price fixing and non-competitive practices among TTL, Tadiran Ltd., or “Tadiran”, now a wholly owned subsidiary of Koor, and Telrad Telecommunications & Electronics Industries Ltd., or “Telrad”, a subsidiary of Koor. Pursuant to Israel’s Restrictive Trade Practices Law - 1998, criminal charges may be commenced and a fine may be levied against an entity or person that has violated the law. In addition, violators may be liable for damages that are proven as a result of their violation.

In December 1998, the Controller announced that the investigations department of the Restrictive Trade Practices Authority or the Authority, had completed its investigations regarding suspected anti-trust violations among Koor, Telrad, Tadiran, Bezeq-The Israel Telecommunications Corporation Ltd., or “Bezeq”, and Bezeqcall Ltd. in the area of large exchanges and in certain business areas, including areas to which TTL (which had been acquired by, and merged into ECI) succeeded. The Authority’s investigators recommended filing criminal charges against certain of the entities or persons investigated in connection with such suspicions. During the third quarter of 2004, we were informed that the Controller had ceased the investigation without taking any action against us.

In the context of our merger with TTL, Tadiran agreed to indemnify us from damages, subject to an agreed upon deductible amount of $6 million, that we might have incurred as a result of the foregoing, and we accordingly had made a provision for this amount in our financial statements. In the third quarter of 2004, this provision was reversed and recorded as other income.

Potential Class Actions. In September 2004, a presumed plaintiff (Mr. Shaul Hazenfeld) petitioned the Tel Aviv-Jaffa District Court to certify the filing of a class action against Bezeq, Koor, Telrad, Tadiran and TTL (which was acquired by, and merged with and into, ECI at the beginning of 1999.) In addition, the Israeli Ministry of Communication was named as a formal respondent. The suit alleges that Koor initiated agreements between Telrad and Tadiran in order to carve up the public switching market and to fix prices of their switchboard products, and that Bezeq was also a part to these agreements or subsequently joined them. The presumed plaintiff claims that he and the rest of Bezeq’s customers suffered damage as a result of the alleged cartel since Koor, Telrad and Tadiran overcharged Bezeq for their switchboard products and Bezeq passed these overcharges onto its customers in the form of inflated rates for telephone service. The presumed plaintiff claims personal damages caused by the alleged cartel in the amount of NIS 224 and estimates collective damages of NIS 1,707 million (equal to approximately $390 million) for the alleged class. Our response to the plaintiff’s motion to certify the suit as a class action was filed on March 10, 2005. We believe that we have strong legal arguments against the petition to certify this suit as a class action, and for the dismissal of the motion by the Court, and intend vigorously to defend against this action.

In January 2005, we were served in connection with a purported class action complaint filed in the Federal District Court for the District of Maryland against ECtel, certain officers and directors of ECtel who served in such positions in the years 2001 to 2003 and ECI. The complaint alleges violation of U.S. Federal Securities laws by ECtel and breach of fiduciary duties by the individual defendants in connection with disclosure of ECtel’s financial results between April 2001 and April 2003. It also alleges that ECI was the controlling shareholder of ECtel during this period and, as such, influenced and controlled the purported actions by its then subsidiary. The damages claimed by the plaintiff have not yet been quantified. We believe that the allegations made in the complaint with respect to us are without merit and we intend vigorously to defend against this action.

Dispute with Sanmina/SCI. In November 1999, we sold a division of our manufacturing operations to Sanmina/SCI Systems (formerly SCI Systems), a global contract manufacturer, and entered into a supply agreement that, among other things, requires us to outsource manufacturing work to Sanmina/SCI. Sanmina/SCI alleges that we have breached these obligations under the supply agreement, thus causing it financial damage. We have denied this allegation and have made counterclaims against Sanmina/SCI with respect to their breach of their obligations under the supply agreement and payment breaches, among other things. In January 2002, the parties commenced a dispute resolution process pursuant to the terms of the supply agreement. In April 2002, this dispute entered the mediation stage. The mediation process failed and the parties started arbitration proceedings in December 2002. In April 2003, Sanmina/SCI filed its statement of claim in the arbitration in the amount of approximately $35.4 million and NIS 24.2 million (equal to approximately $5.3 million on the basis of the exchange rate prevailing on April 30, 2003), based upon their earlier allegations. In July 2003, we filed our statement of defense and our statement of counterclaim in the amount of approximately $24.5 million and NIS 34.8 million (equal to approximately $8.0 million) or, in the alternative $42.0 million and NIS 35.4 million (equal to approximately $8.2 million). On February 1, 2004, Sanmina/SCI filed its answer to the counterclaim and a motion to strike several of our claims. In an arbitration hearing that took place on September 20, 2004, Sanmina/SCI accepted the arbitrator’s recommendation to rescind their motion to strike several of our claims. A procedural hearing in the Arbitration is scheduled for June 6, 2005. We cannot predict the outcome of this arbitration. In the meantime, the parties appointed an independent mediator in an additional endeavor to settle this dispute. The mediator held several meetings with the parties (jointly and separately) and has proposed a mechanism for settling the dispute, according to which only the principal claims of each party selected by the mediator will be taken into account. The parties have advised the mediator of their consent to regarding the proposed mechanism. The mediator is in the process of holding several meetings in which each party details its arguments and gives its response to the other’s arguments. Once these meetings are concluded the mediator will propose how to move forward in the mediation.

Dividends

We have not paid cash dividends on our ordinary shares since 2000. On May 10, 2004, we distributed 7.6 million ordinary shares of ECtel to our shareholders, subject to applicable withholding tax. (For additional details see Item 4 - “Information on the Company” - “Business Overview” under the caption “ECtel”.)

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

Because we have received certain benefits under the laws relating to approved enterprises, if we pay dividends out of income derived from our approved enterprises, we may be subject to certain Israeli taxes to which we would not otherwise be subject. (For more information about the tax treatment of dividends paid on our ordinary shares, see Item 10 - “Additional Information”- under the caption “Taxation”.)

Dividends, if any, paid to the holders of our ordinary shares, and any amounts payable upon our dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of our ordinary shares, may be paid in dollars or, if paid in shekels, may be converted into freely repatriable dollars at the rate of exchange prevailing at the time of conversion.

Significant Changes

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2004.

ITEM 9.  OFFER AND LISTING

Trading Market

Our ordinary shares are listed on the Nasdaq Stock Market’s National Market under the symbol ECIL.

Stock Price History

All share prices shown in this item are rounded to the nearest U.S. cent.

The following table sets forth the annual high and low market prices of our ordinary shares as reported on the Nasdaq Stock Market for the five most recent years prior to the filing of this annual report.

	Price per Share
Calendar Year	High	Low

2000	$39.88	$13.81
2001	$16.69	$1.96
2002	$6.38	$1.25
2003	$7.00	$1.55
2004*	$9.00	$4.41

The following table sets forth the quarterly high and low market prices of our ordinary shares as reported on the Nasdaq Stock Market for each calendar quarter of the two most recent years prior to the filing of this annual report:

	Price per Share
Calendar Period	High	Low
2003
First Quarter	$2.25	$1.55
Second Quarter	$3.30	$1.75
Third Quarter	$4.45	$2.34
Fourth Quarter	$7.00	$3.82
2004
First Quarter	$9.00	$5.55
Second Quarter*	$7.20	$4.41
Third Quarter	$7.44	$5.32
Fourth Quarter	$8.89	$6.40

* On May 10, 2004, we distributed to our shareholders 7.6 million ordinary shares of ECtel. On April 30, 2004, the last trading date immediately prior to the ex-dividend date for such distribution, the closing market price of our shares was $5.60 per share. As a result the proposed distribution, the opening market price on the business day immediately following, May 3, 2004, was adjusted to $5.3589 per share, a reduction of $0.2411 per share, or 4.305%.

The following table sets forth the monthly high and low market prices of our ordinary shares as reported on the Nasdaq Stock Market for the six most recent months prior to the filing of this annual report and for the current month (through March 30):

	Price per Share
Calendar Month	High	Low
2004
September	$7.44	$6.60
October	$7.32	$6.40
November	$8.60	$6.90
December	$8.89	$7.12
2005
January	$8.19	$7.01
February	$8.11	$7.28
March (to March 30)	$8.00	$6.99

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

Directors

Directors, other than external directors and directors directly appointed under the terms of the Subscription Agreement of December 6, 2001, are elected annually. The external directors are elected for a term of three years. As a result of an amendment to the articles of association on February 7, 2002, the Purchasers under that the Subscription Agreement are entitled, until the commencement of the next annual general meeting of shareholders (namely the meeting to be held in 2005), to directly appoint up to two of our directors (and remove such directors). (For additional details, see Item 6 - “Directors, Senior Management and Employees” - “Board Practices” under the captions “Terms of Directors” and “External Directors”.) There is no cumulative voting for directors.

There is no requirement that a director own shares of ECI and there is no mandatory retirement age for directors.

The Companies Law requires that transactions between a company and its office holders (which term includes directors) or that benefit its office holders, including arrangements as to the compensation of office holders, be approved as provided for in the Companies Law and the company’s articles of association. (For further details, see Item 6 - “Directors, Senior Management and Employees” under the caption “Fiduciary Duties of Office Holders and Approval of Related Party Transactions”)

The board of directors is charged with formulating the Company’s policy and supervising the chief executive officer (referred to in our articles of association and the Companies Law as the general manager), and it retains all the powers in running the Company that are not specifically granted to the shareholders or to the general manager under the Companies Law or the articles of association. The board may take decisions to borrow money for the Company, and may set aside reserves out of our profits and may invest any sum of the Company’s reserves, all at its discretion.

The board may meet whenever it thinks fit, and must convene when a director requests a meeting. The board may adopt a resolution when a quorum is present, and each resolution must be passed by a vote of at least a majority of the directors present at the meeting. A quorum of directors is comprised of at least a majority of the directors then in office. The board may elect one director to serve as the chairman of the board of directors to preside at the meetings of the board of directors. As a result of amendments to the articles of association on February 7, 2002, the chairman of the board no longer has a second and deciding vote at board meetings and the Purchasers under that the Subscription Agreement of February 7, 2002 are entitled, until the commencement of the next annual general meeting of shareholders, to propose the appointment of a vice chairman of the board. (For additional details, see Item 6 - “Directors, Senior Management and Employees” under the caption “Board Practices - Terms of Directors”). Minutes of the board meetings are to be recorded and kept at the office of the company.

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

Shareholders Meetings

We have two types of general shareholders meetings: Annual General Meetings and Extraordinary General Meetings. They may be held either in Israel or in any other place the board determines. An Annual General Meeting must be held once in every calendar year, but not more than 15 months after the last Annual General Meeting. The board of directors may, in its discretion, convene additional shareholder meetings (Extraordinary General Meetings) and, pursuant to the Companies Law, must convene a meeting upon the demand of two directors or one quarter of the directors in office or upon the demand of the holders or holders of five per cent of the company’s issued share capital.

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

Anti-Takeover Provisions; Mergers and Acquisitions.

The Companies Law allows mergers, provided that each party to the transaction obtains the approval of its board of directors and shareholders. For purposes of the shareholder vote of each party, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares not held by the other party (or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party) have voted against the merger. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of that party. Finally, a merger may not be completed unless (i) at least 50 days have passed from the time that the requisite proposals for approval of the merger have been filed with the Israeli Registrar of Companies and (ii) 30 days have passed since the merger was approved by the shareholders of each of the parties.

Provisions of the Companies Law that deal with “arrangements” between a company and its shareholders may be used to effect squeeze-out transactions in which the target company becomes a wholly-owned subsidiary of the acquirer. These provisions generally require that the merger be approved by a majority of the participating shareholders holding at least 75% of the shares voted on the matter. In addition to shareholder approval, court approval of the transaction is required, which entails further delay. The Companies Law also provides for a merger between Israeli companies, after completion of the above procedure for an “arrangement” transaction and court approval of the merger.

The Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company, unless there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% shareholder of the company, unless there is already a 45% shareholder of the company. This requirement does not apply if the acquisition (i) occurs in the context of a private placement by the company that received shareholder approval, (ii) was from a 25% shareholder of the company and resulted in the acquirer becoming a 25% shareholder of the company or (iii) was from a 45% shareholder of the company and resulted in the acquirer becoming a 45% shareholder of the company. The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company's outstanding shares, regardless of how many shares are tendered by shareholders. The tender offer may be consummated only if (i) at least 5% of the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer. In any event, if as a result of an acquisition of shares the acquirer will hold more than 90% of a company’s shares, the acquisition must be made by means of a tender offer for all of the shares. If more than 95% of the outstanding shares are tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to it. The law provides for the appraisal rights if a shareholder files a request in court within three months of a full tender offer.

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

Material Contracts

Facility Agreement

On July 1, 2004, we entered into an amended and restated facility agreement with Bank Leumi le-Israel B.M. and Bank Hapoalim B.M, which superseded the facility agreement of February 5, 2001.

The amended and restated agreement provided for a maximum principal amount of $37.5 million (the principal then outstanding under the original facility agreement), initially with the ability to increase the maximum aggregate principal amount to $50 million, subject to certain conditions. Such increased facility, which we did not elect to utilize, was available until December 31, 2004. The loans under the agreement bore current interest at the LIBOR plus a margin agreed separately with each of the banks.

The amended and restated agreement also permitted us to obtain short-term credit facilities to borrow up to an aggregate of $30.0 million, and we have established such facilities with the banks for up to aggregate of $25 million in short-term borrowings.

The agreement included provisions with respect to events of default, restrictive covenants, including a floating charge, as well as a number of financial covenants relating to various aspects of our financial condition, including various financial ratios. The restrictive covenants included, among other things, limitations on liens, distributions, indebtedness, capital expenditures, issuances of securities, acquisitions and dispositions of assets and changes of control.

Our obligations under the facility agreement are secured by pledges of our remaining ECtel shares and our shares and certain contingent interests in Veraz Networks, mortgages on all our real estate in Israel and a floating charge on all our assets.

The principal amount of $37.5 million due under amended and restated facility agreement was to be repaid in five equal quarterly installments. The first installment of $7.5 million fell due and was paid on December 31, 2004, leaving a balance of $30.0 million outstanding at December 31, 2004. On February 9, 2005, we repaid to the banks the balance due under the agreement and are in negotiations with the banks regarding the formal cancellation of the agreement, except for such collateral, if any, as shall be required in connection with “off-balance sheet” facilities and short-term credit facilities provided by the banks..

(For further details of the credit facilities received from our banks, see Item 4 - “Operating and Financial Review and Prospects” under the caption “Liquidity and Capital Resources”.)

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

On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No. 132), 2002, as amended, came into effect, which significantly changed the taxation basis of corporate and individual taxpayers from a territorial basis to a worldwide basis. For a general discussion of the main provision of these changes, see Note 15A(1) of to the consolidated financial statements included in this annual report.

General Corporate Tax Structure

Israeli companies are generally subject to Corporate Tax on taxable income at the rate of 35% for the 2004 tax year, 34% for the 2005 tax year, 32% for the 2006 tax year and 30% for the 2007 tax year and thereafter and are subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003. As regards capital gains derived from assets acquired prior to January 1, 2003, the tax rate will be proportionate, based upon the corresponding periods. However, the effective tax rate payable by a company that derives income from an approved enterprise (under the Law for the Encouragement of Capital Investments, 1959) may be considerably less, as further discussed below. As we derive income from approved enterprises, we are entitled to a reduction in the normally applicable tax rate for income generated from such program.

Stamp Duty

The Israeli Stamp Duty on Documents Law, 1961, or the “Stamp Duty Law”, provides that any document (or part thereof) that is signed in Israel or that is signed outside of Israel and refers to an asset or other thing in Israel or to an action that is executed or will be executed in Israel, is subject to a stamp duty, generally at a rate of between 0.4% and 1% of the value of the subject matter of such document. De facto, it has been common practice in Israel not to pay such stamp duty unless a document is filed with a governmental authority. An amendment to the Stamp Duty Law that came into effect on June 1, 2003, determines, among other things, that stamp duty on most agreements shall be paid by the parties that signed such agreement, jointly or severally, or by the party that undertook under such agreement to pay the stamp duty. As a result of the aforementioned amendment to the Stamp Duty Law, the Israeli tax authorities have approached many companies in Israel, including us, and requested disclosure of all agreements signed by such companies after June 1, 2003, with the aim of collecting stamp duty on such agreements. The legitimacy of the aforementioned amendment to the Stamp Duty Law and of said actions by the Israeli tax authorities are currently under review by the Israeli High Court of Justice.

Based on advice from our Israeli counsel, we believe that we may only be required to pay stamp duty on documents signed on or after August 2004. However, we cannot assure you that the tax authorities or the courts will accept such view. Although at this stage it is not yet possible to evaluate the effect, if any, on us of the amendment to the Stamp Duty Law, the same could materially adversely affect our results of operations.

In January 2005, an order was signed in accordance with which the said requirement to pay stamp duty is cancelled with effect from January 1, 2008. Furthermore, pursuant to such order, as of January 1, 2005, stamp duty is no longer chargeable on, among others, loan agreements.

Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investments, 1959, as amended, commonly referred to as the “Investments Law”, provides that a company may apply for a proposed capital investment in eligible facilities to be designated as an approved enterprise program.

We have derived, and expect to continue to derive, a substantial portion of our revenues from our facilities that are approved enterprise programs. The benefits available to an approved enterprise program are described below. These benefits are dependent upon the fulfillment of conditions stipulated in applicable law and in the certificate of approval. The Investments Law will expire on March 31, 2005 unless its terms are extended, and it is currently anticipated that the law will be extended until June 30, 2005. Accordingly, requests for new programs or expansions that are not approved before the expiration of the law will not confer any tax benefits under the present provisions of the Investment Law. On January 12, 2005, a bill was submitted to the Israeli parliament providing for certain changes to the Investments Law. Among others, the bill proposes certain changes to both the criteria and procedure for obtaining approved enterprise status for an investment program, and changes to the grants and tax benefits afforded in certain circumstances to approved enterprises under the Investments Law. The proposed amendment is expected to apply to new investment programs following the enactment of the bill into law. In order to enact the bill as legislation, the bill must be approved by the Israeli parliament and published. The bill was approved by the Israeli parliament on March 29, 2005. However, since the final law has yet to be published, we and our shareholders face uncertainties as to the potential consequences of the bill.

Subject to compliance with applicable requirements, the portion of income derived from an approved enterprise program investment, under the alternative package of benefits, is generally eligible for the following tax benefits commencing in the first year in which it generates taxable income:

Years when approved enterprise begins generating taxable income to such approved enterprise program under the alternative package of benefits, where the facility is in the center of Israel	Tax benefit
1-2 (or 10 years in certain other areas, not in the center of Israel)	Tax-exempt
3-7	Corporate tax of up to 25%
8-10	Corporate tax of up to 25% if more than 25% of our shares are held by non-Israeli investors; if not then at the regular Corporate Tax rate

The application for approval for an approved enterprise status is made to the Investment Center of the Ministry of Industry and Trade of the State of Israel. Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, for example, the equipment to be purchased and utilized under the program. The tax benefits derived from any certificate of approval relate only to taxable income attributable to the specific approved enterprise and its specified equipment, mainly by allocating the increase of revenues associated with this program. In addition, tax benefits under the Investments Law shall also apply to income generated by a company from the grant of a usage right with respect to know-how developed by the approved enterprise, income generated from royalties, and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the approved enterprise’s ordinary course of business. If a company has more than one approval, as we have, or only a portion of its capital investments is approved, its effective tax rate is the result of a weighted average of the applicable rates, by assets ratio and increase of revenue ratio.

As indicated above, taxable income of a company derived from an approved enterprise is subject to company tax at the maximum rate of 25%, rather than the usual Corporate Tax rates, for the benefit period. This period is ordinarily seven years, or ten years if the company is located in a specific geographical area, or if the company qualifies as a foreign investors’ company as described below, commencing with the year in which the approved enterprise first generates taxable income. However, this period is limited to twelve years from commencement of production or 14 years from the date of approval, whichever is earlier.

A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a foreign investors’ company. A foreign investors’ company is a company more than 25% of whose share capital and combined share and loan capital is owned by non-Israeli residents. A company that qualifies as a foreign investors’ company and has an approved enterprise program is eligible for tax benefits for a ten-year benefit period. The tax rate for a foreign investors’ company is 25%, unless the level of foreign investment is equal to or exceeds 49%. If the foreign investment is equal to or exceeds 49% and less than 74%, then the tax rate is 20%. If it is equal to or exceeds 74% and less than 90%, then the tax rate is 15%. Finally, if the level of foreign investment is equal to or exceeds 90%, then the tax rate is 10%.

A company that has elected the alternative package of benefits and that subsequently pays a dividend out of income derived from the approved enterprise during the tax exemption period will be subject to tax on the amount distributed. The tax rate will be the rate which would have been applicable had the company not elected the alternative package of benefits. This rate is generally 10%-25%, depending on the percentage of the company’s shares held by foreign shareholders. The dividend recipient is subject to withholdings tax at the rate applicable to dividends from approved enterprises, which is 15%, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence, if the dividend is distributed during the tax exemption period or within 12 years after the period. This twelve-year limit is waived if the company is defined as a foreign investment company. In certain instances, some transactions with shareholders (including transactions with affiliates of such shareholders) may be deemed the payment of a dividend, taxable as described above, but without any withholding tax. (See also Item 8 - “Financial Information” under the caption “Dividend”.)

Under the Investments Law, a company that has elected the alternative package of benefits is not obliged to distribute exempt retained profits and may generally decide from which year’s profits to declare dividends. We intend to reinvest any income derived from our approved enterprise programs and not to distribute the income as a dividend. (For further information with respect to the application of Israeli taxes on distribution of dividends to non-Israeli residents see “Taxation of Non-Resident Holders of Shares” below.)

Subject to applicable provisions concerning income under the alternative package of benefits, in the event a company holds a number of approved enterprise programs, each subject to different terms and conditions and a different tax rate, or in the event only a portion of its capital investments is approved, all income derived from such approved enterprises is considered to be attributable to the entire enterprise and the company’s effective tax rate is the result of a weighted average of the various applicable tax rates (such weighted average to be calculated in accordance with the guidelines of the Investments Law).

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

Tax Benefits and Grants for Research and Development

Israeli tax law allows, under specific conditions, a tax deduction in the year incurred for expenditures relating to scientific research and development projects, if:

•	the expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

•	the research and development is for the promotion or development of the company; and

•	the research and development is carried out by or on behalf of the company seeking the deduction.

However, the amount of such deductible expenses shall be reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. Expenditures not so approved are deductible over a three-year period.

Tax Benefits under the Law for the Encouragement of Industry (Taxes), 1969

According to the Law for the Encouragement of Industry (Taxes), 1969, generally referred to as the “Industry Encouragement Law”, an industrial company is a company resident in Israel, at least 90% of the income of which, in a given tax year, determined in Israeli currency exclusive of income from specified government loans, capital gains, interest and dividends, is derived from an industrial enterprise owned by it. An industrial enterprise is defined as an enterprise owned by an Industrial Company, whose major activity in a given tax year is industrial production activity.

Under the Industry Encouragement Law, industrial companies are entitled to the following preferred corporate tax benefits:

•	deduction of expenses over a three year period in connection with the issuance and listing of shares on The Tel Aviv Stock Exchange or on a recognized stock exchange outside of Israel;

•	deduction of purchases of know-how and patents over an eight-year period for tax purposes;

•	right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies; and

•	accelerated depreciation rates on equipment and buildings.

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

Special Provisions Relating to Taxation under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the “Inflationary Adjustments Law”, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Among other features, there is a special tax adjustment for the preservation of equity as follows:

•
Where a company’s equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of fixed assets, a deduction from taxable income is permitted equal to the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward, linked to the increase in the consumer price index.

•	Where a company’s depreciated cost of fixed assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income.

•	Subject to specified limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index.

•	Gains on certain listed securities, which are taxed at a reduced tax rate with respect to individuals, are taxed at full corporate tax rate, in certain circumstances.

However, the Israeli Minister of Finance may, with the approval of the parliamentary Finance Committee, determine by order, during a certain fiscal year (or until February 28th of the following year) in which the rate of increase of the price index would not exceed or shall not have exceeded, as applicable, 3%, that all or some of the provisions of this Law shall not apply to such fiscal year, or, that the rate of increase of the price index relating to such fiscal year shall be deemed to be 0%, and to make the adjustments required to be made as a result of such determination. No such determination was made by the Minister in respect of 2004, even though the rate of increase of the price index in 2004 was less than 3%.

Capital Gains Tax on Sales of Our Shares

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel including shares in Israeli companies by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset’s purchase price that is attributable to the increase in the Israeli consumer price index or a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

Generally, capital gains tax is imposed on Israeli residents (other than most corporations - see below) at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in, among others, Israeli companies publicly traded on Nasdaq or on a recognized stock exchange or regulated market in a country that has a treaty for the prevention of double taxation with Israel (such as our company). This tax rate is contingent upon the shareholder not claiming a deduction for financing expenses in connection with such shares, (in which case the gain will be taxed at a rate of 25%), and does not apply to: (i) the sale of shares to a relative (as defined in the Israeli Income Tax Ordinance); (ii) the sale of shares by dealers in securities; (iii) the sale of shares by shareholders that report in accordance with the Inflationary Adjustment Law (who will be taxed at Corporate Tax rates for corporations and at marginal tax rates for individuals); or (iv) the sale of shares by shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement). The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

Non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided however that such capital gains are not derived from a permanent establishment of such shareholders in Israel and provided that such shareholders did not acquire their shares prior to an initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

Taxation of Non-Resident Holders of Shares

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income, including dividends, royalties and interest, as well as non-passive income from services provided in Israel. On distributions of dividends other than bonus shares or stock dividends, income tax is generally withheld at the source at the rate of 25%, or 15% for dividends of income generated by an approved enterprise, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence.

Under the U.S.-Israel tax treaty, the maximum Israeli tax on dividends paid to a holder of ordinary shares who is a U.S. resident (as defined in the treaty) is 25%, and if such shareholder is a U.S. corporation holding at least 10% of our issued voting power during the part of the tax year which precedes the date the dividend is distributed as well as throughout the previous tax year, the maximum Israeli tax on dividends paid to such corporation is 12.5% or 15% for dividends derived from income generated from an approved enterprise.

U.S. Federal Income Tax Considerations

Subject to the limitations described herein, the following discussion describes the material U.S. federal income tax consequences of the purchase, ownership and disposition of our ordinary shares to a U.S. holder that will own our ordinary shares as capital assets. A U.S. holder is a holder of our ordinary shares who is:

•	An individual citizen or resident of the United States for U.S. federal income tax purposes,

•
a corporation or partnership (or other entity taxable as a corporation or partnership for U.S. federal tax purposes) created or organized in the United States or under the laws of the United States or any political subdivision thereof,

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source, or

•
a trust (i) if , in general, a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) that has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

Material aspects of U.S. federal income tax relevant to a holder of our ordinary shares that is not a U.S. holder (a “non-U.S. holders”) are also discussed below. This discussion considers only U.S. Holders that will own our ordinary shares as capital assets and is not a comprehensive description of all of the tax considerations that may be relevant to each person’s decision to purchase ordinary shares.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury regulations, and administrative and judicial decisions as of the date of this annual report, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder in light of the holder’s individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to U.S. holders that are subject to special treatment, including U.S. holders that:

•	are broker-dealers or insurance companies;

•	have elected mark-to-market accounting;

•	are tax-exempt organizations or retirement plans;

•	are financial institutions or financial services entities;

•	hold their shares as part of a straddle, hedge or conversion transaction with other investments;

•	acquired their shares upon the exercise of employee stock options or otherwise as compensation;

•	are, or hold their shares through, partnerships or other pass-through entities;

•	own directly, indirectly or by attribution at least 10% of our voting power; or

•	have a functional currency that is not the dollar.

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

Taxation of Dividends Paid on Ordinary Shares

Subject to the discussion below under “Tax Consequences if we are a Passive Foreign Investment Company,” a U.S. holder will be required to include in gross income as ordinary dividend income the amount of any distribution paid on our ordinary shares, including any Israeli taxes withheld from the amount paid, on the date the distribution is received to the extent the distribution is paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Distributions in excess of earnings and profits will be applied against and will reduce the U.S. holder’s basis in our ordinary shares and, to the extent in excess of the basis, will be treated as gain from the sale or exchange of our ordinary shares. The dividend portion of such distribution generally will not qualify for the dividends received deduction otherwise available to corporations.

Dividends that are received by U.S. holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (a maximum rate of 15%), provided that such dividends meet the requirements of “qualified dividend income.” Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders, are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (1) if the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code) for any year, dividends paid on our ordinary shares in such year or in the following year would not be qualified dividends. In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do; in such case the dividend will be taxed at ordinary income rates.

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

U.S. holders will have the option of claiming the amount of any Israeli income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the Israeli income taxes withheld, but the amount may be claimed as a credit against the individual’s U.S. federal income tax liability. The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. These limitations include rules that limit foreign tax credits allowable for specific classes of income to the U.S. federal income taxes otherwise payable on each such class of income. The total amount of allowable foreign tax credits in any year cannot exceed the pre-credit U.S. tax liability for the year attributable to foreign source taxable income.

A U.S. holder will be denied a foreign tax credit for Israeli income tax withheld from dividends received on the ordinary shares:

•	if the U.S. holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend; or

•	to the extent the U.S. holder is under an obligation to make related payments with respect to positions in substantially similar or related property.

Any days during which a U.S. holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period. Distributions of current or accumulated earnings and profits will be foreign source passive income for U.S. foreign tax credit purposes.

Taxation of the Disposition of Ordinary Shares

Subject to the discussion below under “Tax Consequences if we are a Passive Foreign Investment Company,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the U.S. holder’s basis in the ordinary shares, which is usually the cost to the U.S. holder of the shares, and the amount realized on the disposition. A disposition of shares will be considered to occur on the trade date, regardless of the holder’s method of accounting. Capital gain from the sale, exchange or other disposition of ordinary shares held more than one year will be long-term capital gain, and may, in the case of individual U.S. holders, be subject to a reduced rate of taxation. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares will be treated as U.S. source income for U.S. foreign tax credit purposes. The deductibility of a capital loss recognized on the sale, exchange or other disposition of ordinary shares is subject to limitations.

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

Tax Consequences if we are a Passive Foreign Investment Company

We would be a passive foreign investment company, or “PFIC”, for 2004 if (taking into account certain “look-through” rules with respect to the income and assets of our subsidiaries) either 75% or more of our gross income for the taxable year was passive income or the average percentage (by value) of our passive assets during the taxable year was at least 50 percent.

If we were a PFIC, each U.S. holder would (unless it made one of the elections discussed below on a timely basis) be taxable on gain recognized from the disposition of ordinary shares (including gain deemed recognized if the ordinary shares are used as security for a loan) and upon receipt of certain distributions with respect to ordinary shares as if such income had been recognized ratably over the U.S. holder’s holding period for the ordinary shares. The U.S. holder’s income for the current taxable year would include (as ordinary income) amounts allocated to the current year and to any period prior to the first day of the first taxable year for which we were a PFIC. Tax would also be computed at the highest ordinary income tax rate in effect for each other period to which income is allocated, and an interest charge on the tax as so computed would also apply. Additionally, if we were a PFIC, U.S. holders who acquire our ordinary shares from decedents (other than nonresident aliens) dying before 2010 would be denied the normally-available step-up in basis for such shares to fair market value at the date of death and, instead, would have a tax basis in such shares equal to the decedent’s basis, if lower.

As an alternative to the tax treatment described above, a U.S. holder could elect to treat us as a “qualified electing fund” (a “QEF”), in which case the U.S. holder would be taxed currently on its pro rata share of our ordinary earnings and net capital gain (subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge). Special rules apply if a U.S. holder makes a QEF election after the first year in its holding period in which we are a PFIC. We would supply U.S. holders with the information needed to report income and gain under a QEF election if we were a PFIC. As another alternative to the tax treatment described above, a U.S. holder could elect to mark our shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of our shares and the shareholder’s adjusted basis in the shares. Losses would be allowed only to the extent of net mark-to-market gain previously included in income by the U.S. holder.

As indicated above, we will be a PFIC for any tax year if the average percentage (by value) of our assets held for the production of, or that produce, passive income is at least 50 percent. Based on our calculations, we believe that we were not a PFIC for our tax year ended December 31, 2004. In addition, although we currently expect that we will not be a PFIC in 2005, we cannot assure you that we will not become a PFIC in 2005 or in a subsequent year. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. U.S. holders who hold our ordinary shares during a period when we are a PFIC will be subject to these rules, even if we cease to be a PFIC, subject to specified exceptions for U.S. holders who made a QEF election.

The U.S. federal income tax consequences to a U.S. holder if we were to be a PFIC are complex. A U.S. holder should consult with his or her own advisor with regard to those consequences, as well as with regard to whether he or she should make either of the elections described above. Although a U.S. holder normally is not permitted to make a retroactive QEF election, a retroactive election may be made for a taxable year of the U.S. Holder (the “retroactive election year”) if the U.S. Holder (i) reasonably believed that, as of the date the QEF election was due, the foreign corporation was not a PFIC for its taxable year that ended during the retroactive election year and (ii) filed a protective statement with respect to the foreign corporation, applicable to the retroactive election year, in which the U.S. Holder described the basis for its reasonable belief and extended the period of limitation on the assessment of taxes determined under Sections 1291 through 1298 of the Code with respect to the foreign corporation (PFIC-related taxes) for all taxable years of the shareholder to which the protective statement applies. U.S. Holders should consult their tax advisors regarding the advisability of filing a protective statement.

Tax Consequences for Non-U.S. Holders of Ordinary Shares

Except as described in “Information Reporting and Back-up Withholding” below, a non-U.S. holder of ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our ordinary shares, unless:

•
the item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and, in the case of a resident of a country which has a treaty with the United States, the item is attributable to a permanent establishment, or in the case of an individual, a fixed place of business, in the United States;

•
the non-U.S. holder is an individual who holds the ordinary shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption; or

•	the non-U.S. holder is subject to tax under the provisions of U.S. tax law applicable to U.S. expatriates.

Information Reporting and Back-up Withholding

U.S. holders generally are subject to information reporting requirements with respect to dividends paid in the United States on, or proceeds from the disposition of, our ordinary shares. In addition, a U.S. holder may be subject, under certain circumstances, to backup withholding at a rate of up to 28% with respect to dividends paid on, or proceeds from the disposition of, our ordinary shares unless the U.S. holder provides proof of an applicable exemption or correct taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules. A holder of our ordinary shares who provides an incorrect taxpayer identification number may be subject to penalties imposed by the IRS. Amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the holder’s federal income tax liability, provided the required information is furnished to the IRS.

Non-U.S. holders generally are not subject to information reporting or back-up withholding with respect to dividends paid on, or proceeds from the disposition of, our ordinary shares, provided that the non-U.S. holder provides a taxpayer identification number, certifies to its foreign status, or establishes another exemption to the information reporting or back-up withholding requirements.

Documents on Display

We file reports and other information with the SEC. These reports include certain financial and statistical information about ECI and may be accompanied by exhibits. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street N.W., Washington D.C. 20549 and at the SEC’s regional offices located at Suite 1400, Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois, 60661-2551 and The Woolworth Building, 233 Broadway, New York, New York, 10279. You may also receive copies of these materials by mail from the SEC’s Public Reference Branch at 450 Fifth Street, N.W., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. As a foreign private issuer, we became subject to the electronic filing requirements of Regulation S-T under the federal securities laws of the United States on November 4, 2002. Certain of our filings are available on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Through our normal operations, we are exposed to market risks of changes in foreign currency exchange rates and interest rates that could affect our results of operations and financial condition. We manage our exposure to these market risks through our regular operating and financing activities and, when deemed appropriate, we hedge these risks through the use of derivative financial instruments. We use the term hedge to mean a strategy designed to manage risks of volatility of rate movements on certain assets, liabilities, anticipated transactions and cash flows. The gains or losses on derivative instruments are expected to offset the losses or gains on the assets, liabilities or anticipated transactions exposed to such market risks. We use derivative financial instruments as risk hedging tools and not for trading or speculative purposes. Our risk management objective is to minimize the effect of volatility on our financial results in dollar terms by identifying the recognized assets and liabilities or forecasted transactions and cash flow exposed to these risks and appropriately hedging them with either forward contracts, option contracts, swap derivatives and deposits. Details regarding our interest rate exposure are set forth in Table I below. Details of our foreign currency exposures are set forth in Table II below.

Interest Rate Risk

Most of our funds are placed in investment-grade U.S. corporate and U.S. federal agency obligations and deposits in banks. The majority of such investments comprised securities carrying fixed interest rates, and include callable securities giving the issuer the right, in certain circumstances, to effect early repayment. Our policy and practice is to hold these investments to maturity, and accordingly such investments, from an accounting perspective, are not sensitive to changes in interest rates. From an economic perspective, in the event of an increase in interest rates in the United States, we will have a theoretical loss that will not be reflected in our accounting as long as we hold these investments to maturity.

We also have other short and long-term assets, including structured products, that, as with our bank deposits, bear interest denominated in terms of short-term LIBOR, or are otherwise related to LIBOR. At December 31, 2004, we owed a balance of $30 million in respect of the long-term loan received by us under the secured facility agreement with our banks, which loan also bore interest denominated in terms of short-term LIBOR. This loan was repaid to the banks in February 2005. In 2001, we partly hedged the long-term loan under the original secured facility agreement by using an interest rate swap, for which the balance at December 31, 2004 was $6.6 million, and upon which we paid a fixed interest rate and received the floating three month LIBOR rate. In February 2005, we sold forward rate agreements that effectively brought to an end these hedging arrangements. We currently own more financial assets bearing floating interest rates than have obligations subject to such rates. Changes in the LIBOR rate may increase or reduce our net financial income.

We have long term pension liabilities that are linked to the Israeli Consumer Price Index (or “CPI”), which we hedged in 2003, 2004 and 2005 by long-term fixed interest bearing deposits linked to the CPI, and corporate and Israel government bonds linked to the CPI.

Table I

The following table provides information as at December 31, 2004 regarding our interest rate exposure.

Position as at December 31, 2004

		Settlement Date									Fair Value
	Total as at December 31, 2004	2005	2006	2007	2008		2009		2010 and thereafter		as at December 31, 2004
	(U.S. dollars in millions, except percentages)
Assets that incur interest
A. Cash and cash equivalents
U.S. dollars	55.7	55.7	-	-	-		-		-		55.7
Weighted average interest rate	2.3%	2.3%	-	-	-		-		-		2.3%
NIS	9.5	9.5	-	-	-		-		-		9.5
Weighted average interest rate	3.4%	3.4%	-	-	-		-		-		3.4%
Euro	7.6	7.6	-	-	-		-		-		7.6
Weighted average interest rate	2.0%	2.0%	-	-	-		-		-		2.0%
U.K. pound sterling	1.0	1.0	-	-	-		-		-		1.0
Weighted average interest rate	4.2%	4.2%	-	-	-		-		-		4.2%
Other	0.4	0.4	-	-	-		-		-		0.4
Weighted average interest rate	2.3%	2.3%	-	-	-		-		-		2.3%
B. Short-term investments
U.S. dollars	20.7	20.7	-	-	-		-		-		20.6
Weighted average interest rate	2.0%	2.0%	-	-	-		-		-		2.0%
NIS	4.0	4.0	-	-	-		-		-		4.0
Weighted average interest rate	4.5%	4.5%	-	-	-		-		-		3.2%
C. Trade receivables
U.S. dollars	109.4	19.4	9.0	8.1	19.3		24.7		28.9		109.4
Interest rate	(1)	(1)	(1)	(1)		(1)		(1)		(1)	(1)
D. Long-term investments
U.S. dollars	93.8	-	59.2	34.6	-		-		-		93.0
Weighted average interest rate	3.1%	-	3.1%	3.0%	-		-		-		3.4%
NIS	14.9	-	1.8	2.2	4.8		2.7		3.4		14.8
Weighted average interest rate	4.5%	-	4.5%	4.5%	4.5%		4.5%		4.5%		3.2%
Liabilities that incur interest
A. Short-term (U.S. dollars)
Current maturities of long term loans (U.S. dollars)	30.0	30.0	-	-	-		-		-		30.0
Interest rate	LIBOR+2.0%	LIBOR+2.0%	-	-	-		-		-		LIBOR+2.0%

(1) The interest rate on these items ranges between 5.7% and 9.6% and between Libor + 0.8%. and Libor + 12.5%.

Foreign Currency Risk

We are an international company and therefore our earnings, cash flows and financial position are affected by changes in foreign currency exchange rates and by foreign currency changes with regard to the anticipated balances of customers, receivables, suppliers, payables, purchases and sales. We are exposed to market risks arising from differentials between the U.S. dollar (in which we operate) and other currencies. In order to protect ourselves from fluctuations in foreign currency exchange rates, we have established a foreign currency hedging program. Under the program, we currently hedge fluctuations in the Euro, the U.K. pound sterling, the Chinese yuan and the Israeli shekel in an attempt to cover the fluctuation in foreign currencies of our monetary balances, firm and expected commitments in respect of future tenders and other transactions, cash flows and salaries to be paid. The hedge period is determined from time to time by the financial investments committee of our board of directors.

We use currency forward contracts together with currency options to accomplish this goal. These transactions constitute a future cash flow hedge mostly for sales agreements, for the anticipated backlog of customer orders and for salaries and procurements to be paid.

We do not believe that our activities in entering into hedging contracts subject us to significant exchange rate risk because gains and losses on these contracts generally offset losses and gains on the trade receivables or anticipated trade receivables or trade payables or other inflows or outflows that are hedged.

Table II

The tables below provide information as at December 31, 2004 regarding (a) our foreign currency-denominated assets and liabilities and (b) our derivative instruments.

A.   Foreign currency denominated assets and liabilities

Position as at December 31, 2004

	Total as at	Settlement Date						Fair Value as
	December 31, 2004	2005	2006	2007	2008	2009	2010 and thereafter	at December 31, 2004
	(U.S. dollars in millions)
Current Assets:
NIS	42.3	42.3	-	-	-	-	-	42.3
Euro	45.8	45.8	-	-	-	-	-	45.8
U.K. pound sterling	6.4	6.4	-	-	-	-	-	6.4
Other	3.4	3.4	-	-	-	-	-	3.4
Total	97.9	97.9	-	-	-	-	-	97.9

Long term Assets:
NIS	14.9	-	1.8	2.2	4.8	2.7	3.4	14.8

Current Liabilities:
NIS	55.8	55.8	-	-	-	-	-	55.8
Euro	25.4	25.4	-	-	-	-	-	25.4
U.K. pound sterling	4.0	4.0	-	-	-	-	-	4.0
Other	2.7	2.7	-	-	-	-	-	2.7
Total	87.9	87.9	-	-	-	-	-	87.9

Long term Liabilities (1)
NIS	25.3	4.6	4.2	3.8	3.5	2.9	6.3	25.3
Other	0.2	-	0.2	-	-	-	-	0.2
Total	25.5	4.6	4.4	3.8	3.5	2.9	6.3	25.5

(1)  Estimated. Provision for severance pay, linked to the Israel Consumer Price Index, net of assets held for severance.

B. Derivative Instruments (1)

Position as at December 31, 2004

	Settlement Date
	2005	2006	2007	2008	2009	2010 and thereafter
	(U.S. dollars in millions)
Notional amounts to be received from derivatives relating to commitments in respect of future tenders, orders and salaries to be paid (mainly in respect of expected proceeds)
Euro	216.2	30.0	-	-	-
U.K. pound sterling	19.9	3.0	-	-	-
Chinese yuan	17.8	-	-	-	-
NIS	9.5	-	-	-	-

(1)	Derivatives include forwards and options.

As of January 1, 2001 we adopted SFAS 133 - “Accounting for Derivative Instruments and Hedging Activities” and SFAS No. 138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment to SFAS 133”. SFAS 133 and SFAS 138 require that all derivative instruments (“derivatives”) be recorded classified on the balance sheet as assets or as liabilities at their fair value. The change in the fair value of the derivatives, which are not designated as a hedging instrument, will be recognized in the statement of operations in the period of the change. If the nature and characteristics of a derivative meet the definition of a “hedge”, the changes in the fair value of the derivative will be offset from the changes in the fair value of the hedged item (assets, liabilities or firm commitments) and will be recognized in the statement of operations, or as part of comprehensive income until the hedged item is recognized in the statement of operations. The ineffective part of the hedging derivative will be reported in the statement of operations on a current basis. (See Note 1Q to our consolidated financial statements included in this annual report.)

Most of the derivatives described in the position Table IIB. above are anticipated cash-flow hedging transactions. Unrealized losses at December 31, 2004 relating to the above cash-flow derivatives transactions totaled $15.0 million. This amount is expected to appear in the statement of income for the fiscal year ended December 31, 2005.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not Applicable

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

Not Applicable

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

None

ITEM 15.  CONTROLS AND PROCEDURES

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2004, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the periods specified by the SEC’s rules and forms.

There were no changes in our internal controls over financial reporting identified with the evaluation thereof that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Ms. Yocheved (Yochi) Dvir, chairperson of our audit committee, meets the requirements of an “audit committee financial expert”, as defined in Item 401(h) of the SEC’s Regulation S-K.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Ethics and Business Conduct, that applies to all our directors, officers and employees, including our principal executive officer and principal financial officer, principal accounting officer or controller and other persons performing similar functions. A copy of the Code of Ethics and Business Conduct is publicly available and on our Internet website at . Written copies are available upon request.

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

The following table sets forth, for the years 2003 and 2004, the fees paid by us and our subsidiaries to KPMG(1), our independent auditors, and the percentage of each of the fees out of the total amount paid.

	Year Ended December 31, 2003		Year Ended December 31, 2004
	Amount ($ in thousands)	Percentage	Amount ($ in thousands)	Percentage
Audit fees (2)	618	75.7%	938	77.8%
Audit-related fees (3)	77	9.4%	195	16.2%
Tax fees (4)	122	14.9%	72	6.0%
All other fees (5)	0	-	0	-
Total	$817	100.0%	$1,205	100.0%

(1)	Comprises fees paid to Somekh Chaikin, independent registered public accounting firm and a member of KPMG International, and to other offices of KPMG worldwide.

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

ITEM 16E.  PURCHASE OF EQUITY SECURITIES BY ISSUER AND AFFILIATED PURCHASERS

Not yet applicable to the Registrant.

PART III

ITEM 17.  FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.  FINANCIAL STATEMENTS

Our consolidated financial statements and report of independent registered public accounting firm in connection therewith, as listed below, are filed as part of this annual report.

Index to the consolidated financial statements	Page
Report of Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheets at December 31, 2004 and 2003	F-2 and F-3
Consolidated Statements of Operations for the Years ended December 31, 2004, 2003 and 2002	F-4
Consolidated Statements of Other Comprehensive Income (Loss) for the Years ended December 31, 2004, 2003 and 2002	F-5
Consolidated Statements of Changes in Shareholders’ Equity for the Years ended December 31, 2004, 2003 and 2002	F-6 and F-7
Consolidated Statements of Cash Flows for the Years ended December 31, 2004, 2003 and 2002	F-8 to F-10
Notes to Consolidated Financial Statements	F-11 to F-75

ITEM 19.  EXHIBITS

The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

Exhibit No.	Exhibit
1.1

Memorandum of Association of the Registrant. (Previously filed as Exhibit 3.2 to the Registrant’s Registration Statement on Form F-1, File No. 33-4371, filed with the SEC on November 1, 1991, and incorporated herein by reference.)

1.2

Articles of Association of the Registrant, as amended July 30, 2003. (Previously filed as Exhibit 1.2 to the Registrant’s annual report on Form 20-F, filed with the SEC on July 8, 2004, and incorporated herein by reference.)

4.(a)1

Subscription Agreement dated as of December 6, 2001 by and among the Registrant and Isal Amlat Investments (1993) Ltd., Dovrat and Co. Ltd., D Partners (Israel) Limited Partnership, D Partners (BVI) L.P., Ofer (Ships Holding) Ltd., Udi Angel, Doron Ofer and Eyal Ofer (the “Purchasers under the Subscription Agreement”) and G.L.E. Trust Services Ltd. (Previously filed as Exhibit 4.(a)2 to the Registrant’s annual report on Form 20-F, filed with the SEC on July 1, 2002, and incorporated herein by reference.)

4.(a)2

Registration Rights Agreement dated as of February 11, 2002 by and among the Registrant and the Purchasers under the Subscription Agreement. (Previously filed as Exhibit 4.(a)3 to the Registrant’s annual report on Form 20-F, filed with the SEC on July 1, 2002, and incorporated herein by reference.)

4.(a)3

Amended and Restated Facility Agreement dated as of July 1, 2004 by and among the Registrant, Inovia Telecoms Ltd., ECI Telecom-NGTS Ltd., Lightscape Networks Ltd., Enavis Networks Ltd., ECI-WaveInno Ltd., Bank Leumi le-Israel B.M. and Bank Hapoalim B.M.

4.(a)4

Amended and Restated Secured Note Purchase Agreement dated as of November  11, 2004 by and among Global Village Telecom Ltda. (“GVT”), the Registrant and HSBC Bank USA, National Association (the “Note Purchase Agreement”).

4.(a)5	Letter Agreement dated as of February 22, 2005 between the Registrant and ABN Amro Bank N.V. regarding the sale of notes issued by GVT under the Note Purchase Agreement.
4.(c)1

ECI Telecom Ltd. Employee Share Incentive Plan 2002, as last amended March 4, 2004. (Previously filed as Exhibit 4.(c)1 to the Registrant’s annual report on Form 20-F, filed with the SEC on July 8, 2004, and incorporated herein by reference.)

4.(c)2

ECI Telecom Ltd. 2002 Sub-Plan (United States) under the ECI Telecom Ltd. Employee Share Incentive Plan 2002. (Previously filed as part of Exhibit 99.1 to the Registrant’s Registration Statement on Form S-8, File No. 333-103669, filed with the SEC on March 7, 2003, and incorporated herein by reference.)

4.(c)3

ECI Telecom Ltd. Key Employee Share Incentive Plan 1991, as amended February 7, 2002. (Previously filed as Exhibit 4.(c)1 to the Registrant’s annual report on Form 20-F, filed with the SEC on July 1, 2002, and incorporated herein by reference.)

4.(c)5

Form of Letter of Indemnification provided to members of the Registrant’s board of directors, as amended July 2002. (Previously filed as Exhibit 4.(c)8 to the Registrant’s annual report on Form 20-F, filed with the SEC on June 30, 2003, and incorporated herein by reference.)

4.(c)6

Form of Letter of Indemnification provided to the Registrant’s senior officers, as amended July 2002. (Previously filed as Exhibit 4.(c)9 to the Registrant’s annual report on Form 20-F, filed with the SEC on June 30, 2003, and incorporated herein by reference.)

4.(c)7

Agreement dated December 17, 2002 between the Registrant and Carmel V.C. Ltd. relating to the services of Shlomo Dovrat. (Previously filed as Exhibit 4.(c)10 to the Registrant’s annual report on Form 20-F, filed with the SEC on June 30, 2003, and incorporated herein by reference.)

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

15.(a)1	Consent of Somekh Chaikin, independent registered public accounting firm and a member of KPMG International.

SIGNATURE

The issuer hereby certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this annual report on it behalf.

ECI TELECOM LTD.

Date: March 31, 2005	By:	/s/ Doron Inbar
Doron Inbar
President and Chief Executive Officer of the Company

ECI Telecom Ltd. Consolidated Financial Statements As of December 31, 2004

ECI Telecom Ltd.

Consolidated Financial Statements as of December 31, 2004

Contents

Page

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of
December 31, 2004 and 2003	F-3

Consolidated Statements of Operations for the Years
ended December 31, 2004, 2003 and 2002	F-4

Consolidated Statements of Other Comprehensive Income (Loss) for the
Years ended December 31, 2004, 2003 and 2002	F-5

Consolidated Statement of Changes in Shareholders’ Equity for the
Years ended December 31, 2004, 2003 and 2002	F-6

Consolidated Statements of Cash Flows for the
Years ended December 31, 2004, 2003 and 2002	F-8

Notes to the Consolidated Financial Statements	F-11

Somekh Chaikin

Mail address	Office address	Telephone 972 3 684 8000
PO Box 609	KPMG Millennium Tower	Fax 972 3 684 8444
Tel Aviv 61006	17 Ha'arba'a Street
Israel	Tel Aviv 61070
Israel

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of ECI Telecom Ltd.

We have audited the accompanying consolidated balance sheets of ECI Telecom Ltd. (“the Company”) and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity and consolidated cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with generally accepted accounting principles in the United States of America.

/s/ Somekh Chaiken
Somekh Chaikin
Certified Public Accountants (Israel)
Member firm of KPMG International

March 10, 2005

Somekh Chaikin, a partnership registered under the Israeli Partnership Ordinance, is a member of KPMG International, a Swiss cooperative.

Consolidated Balance Sheets as of December 31

		2004	2003
	Note	$ in thousands	$ in thousands
Assets

Current assets
Cash and cash equivalents	17A	74,182	126,411
Short-term investments	2,17B	24,714	33,939
Receivables:
Trade, net	17C	142,928	136,799
Other	17D	23,441	14,175
Prepaid expenses		5,982	5,255
Work in progress		3,244	3,323
Inventories	3	175,065	116,883
Assets - discontinued operations	21	—	100,743

Total current assets		449,556	537,528

Long-term receivables, net	4	89,975	106,645

Long-term deposits and marketable securities	2	119,359	59,199

Assets held for severance benefits	10	25,182	24,431

Investments	5	26,766	28,916

Property, plant and equipment	6
Cost		259,318	271,048
Less - accumulated depreciation		139,965	151,991

		119,353	119,057

Software development costs, net	7	14,435	16,289

Goodwill	8	1,039	1,039

Other assets	15F	9,144	8,892

Total assets		854,809	901,996

/s/ Shlomo Dovrat	/s/ Doron Inbar
Shlomo Dovrat	Doron Inbar
Chairman of the Board	President, Chief Executive Officer

March 10, 2005

ECI Telecom Ltd.

		2004	2003
	Note	$ in thousands	$ in thousands
Liabilities and Shareholders’ Equity

Current liabilities
Current maturities of long-term debts	9A, 17E	30,000	30,000
Trade payables		68,364	51,004
Other payables and accrued liabilities	17F	149,648	100,439
Liabilities - discontinued operations	21	—	60,594

Total current liabilities		248,012	242,037

Long-term liabilities
Banks loans	9A	—	30,000
Other liabilities	9B	—	6,015
Liability for employee severance benefits	10	50,943	50,658

Total long-term liabilities		50,943	86,673

Total liabilities		298,955	328,710

Minority interests		4,086	3,781

Commitments and contingencies	11

Shareholders’ equity	12
Ordinary shares NIS 0.12 par value per share, authorized
200,000,000 shares; Issued and outstanding 109,391,828
shares as of December 31, 2004 and 108,038,063 as of
December 31, 2003		6,198	6,163
Capital surplus		642,222	662,903
Accumulated other comprehensive loss		(12,637)	(5,393)
Accumulated deficit		(84,015)	(94,168)

Total shareholders’ equity		551,768	569,505

Total liabilities and shareholders’ equity		854,809	901,996

The accompanying notes are an integral part of the financial statements.

ECI Telecom Ltd.

Consolidated Statements of Operations for the Year Ended December 31

		2004	2003	2002
	Note	$ in thousands, except per share amounts

Revenues	17G	496,712	392,567	550,434
Cost of revenues	17H; 20	300,971	239,298	357,116
Gross profit		195,741	153,269	193,318

Research and development costs, net	17I	64,870	62,041	80,179
Selling and marketing expenses	17J	78,423	73,643	97,309
General and administrative expenses	17K	35,491	38,956	82,452
Amortization of acquisition-related intangible assets		—	1,773	1,760
Impairment of assets	20	—	667	3,725
Loss from exchange of assets	20	—	—	6,783
Restructuring expenses	19	2,585	8,394	—
Operating income (loss)		14,372	(32,205)	(78,890)
Financial expenses	17L	(6,562)	(8,534)	(17,893)
Financial income	17L	9,169	7,791	23,591
Other income (expenses), net	17M	2,693	(5,376)	(11,074)
Income (loss) from continuing operations
before taxes on income		19,672	(38,324)	(84,266)
Taxes on income	15	(1,924)	(2,141)	(8,456)
Income (loss) from continuing operations after
taxes on income		17,748	(40,465)	(92,722)
Company’s equity in results of investee
companies, net		(3,387)	(4,334)	(3,055)
Minority interest in results of subsidiaries, net		(305)	76	575
Income (loss) from continuing operations		14,056	(44,723)	(95,202)
Cumulative effect of accounting change, net of nil taxes	1T		—	(550)
Loss on discontinued operations, net of income tax
(tax benefit) of ($55 thousand); $38 thousand and
$356 thousand for the years ended 2004, 2003
and 2002, respectively	21	(3,903)	(26,317)	(66,716)
Net income (loss)		10,153	(71,040)	(162,468)

Earnings (loss) per share	17O
Basic earnings (loss) per share:
Continuing operations		0.13	(0.41)	(0.90)
Cumulative effect of accounting change, net		—	—	(0.01)
Discontinued operations		(0.04)	(0.24)	(0.63)
Net earnings (loss) per share		0.09	(0.65)	(1.54)

Diluted earnings (loss) per share:
Continuing operations		0.12	(0.41)	(0.90)
Cumulative effect of accounting change, net		—	—	(0.01)
Discontinued operations		(0.03)	(0.24)	(0.63)
Net earnings (loss) per share		0.09	(0.65)	(1.54)

The accompanying notes are an integral part of the financial statements.

ECI Telecom Ltd.

Consolidated Statements of Comprehensive Income (Loss) for the Year Ended December 31

	2004	2003	2002
	$ in thousands	$ in thousands	$ in thousands

Net income (loss)	10,153	(71,040)	(162,468)
Other comprehensive income (loss):
Changes in fair value of financial instruments, net of nil taxes	(8,303)	(4,843)	(3,632)
Realization of gain on available for sale securities, net of nil taxes	(1,282)	—	—
Unrealized holding gains on available for sale
securities arising during the year, net of nil taxes	2,341	1,282	—

Total other comprehensive loss	(7,244)	(3,561)	(3,632)

Comprehensive income (loss)	2,909	(74,601)	(166,100)

The accompanying notes are an integral part of the financial statements.

ECI Telecom Ltd.

Statement of Changes in Shareholders' Equity (cont’d)

	Number of shares(1)	Share capital	Capital surplus	Accumulated other comprehensive income (loss)	Accumulated earnings (deficit) (Note 15A2)	Treasury stock	Total shareholders’ equity
	$ in thousands, except share amounts

Balance at January 1, 2002	93,573,549	5,873	656,614	1,800	173,567	(82,998)	754,856

Changes during 2002 -
Net loss for the year ended December 31, 2002	—	—	—	—	(162,468)	—	(162,468)
Share issuance, net	13,160,000	263	—	—	(34,227)	82,998	49,034
Share issuance to employees and others	779,063	16	1,960	—	—	—	1,976
Amortization of deferred compensation expenses	—	—	(149)	—	—	—	(149)
Changes in fair value of financial instruments	—	—	—	(3,632)	—	—	(3,632)

Balance at December 31, 2002	107,512,612	6,152	658,425	(1,832)	(23,128)	—	639,617

Changes during 2003 -
Net loss for the year ended December 31, 2003	—	—	—	—	(71,040)	—	(71,040)
Share issuance to employees	424,633	8	647	—	—	—	655
Employees stock options exercised and paid, net	100,818	3	263	—	—	—	266
Amortization of deferred compensation expenses	—	—	3,568	—	—	—	3,568
Net unrealized gain on available for sale securities	—	—	—	1,282	—	—	1,282
Changes in fair value of financial instruments	—	—	—	(4,843)	—	—	(4,843)

Balance at December 31, 2003	108,038,063	6,163	662,903	(5,393)	(94,168)	—	569,505

(1) Issued and outstanding

The accompanying notes are an integral part of the financial statements.

ECI Telecom Ltd.

Statement of Changes in Shareholders' Equity (cont’d)

	Number of shares(1)	Share capital	Capital surplus	Accumulated other comprehensive income (loss)	Accumulated earnings (deficit) (Note 15A2)	Treasury stock	Total shareholders’ equity
	$ in thousands, except share amounts

Balance at January 1, 2004	108,038,063	6,163	662,903	(5,393)	(94,168)	—	569,505

Changes during 2004 -
Net income for the year ended December 31, 2004	—	—	—	—	10,153	—	10,153
Employees stock options exercised and paid, net	1,353,765	35	2,445	—	—	—	2,480
Amortization of deferred compensation expenses	—	—	1,650	—	—	—	1,650
Net unrealized gain on available for sale securities	—	—	—	2,341	—	—	2,341
Realization of gain on available for sale securities	—	—	—	(1,282)	—	—	(1,282)
Changes in fair value of financial instruments	—	—	—	(8,303)	—	—	(8,303)
Distribution of shares of a subsidiary as dividend in kind
(see Note 21B)	—	—	(24,776)	—	—	—	(24,776)
	109,391,828	6,198	642,222	(12,637)	(84,015)	—	551,768

(1) Issued and outstanding

The accompanying notes are an integral part of the financial statements.

ECI Telecom Ltd.

Consolidated Statement of Cash Flows for the Year Ended December 31

	2004	2003	2002
	$ in thousands	$ in thousands	$ in thousands
Cash flows from operating activities
Net income (loss)	10,153	(71,040)	(162,468)

Adjustments to reconcile net income (loss) to cash provided by operating activities:

Depreciation and amortization	35,356	41,622	56,451
Cumulative effect of accounting change, net	—	—	550
Amortization of deferred compensation	1,650	3,568	81
Loss (gain) on sale of property and equipment	(735)	1,362	1,736
Impairment of assets	—	6,686	3,725
Loss from exchange of assets	—	—	6,783
Capital losses, net	3,950	4,862	8,738
Other - net (mainly deferred taxes)	(468)	7,066	6,039
Company’s equity in results of investee companies	3,387	4,334	3,055
Minority interest in net results of subsidiaries	305	(16,956)	6,045
Loss (gain) from marketable securities	987	(111)	852
Decrease in trade receivables (including
non-current maturities of bank deposits and trade receivables)	10,741	69,069	112,056
Decrease (increase) in other receivables	(8,806)	9,531	30,170
Decrease (increase) in prepaid expenses	(727)	(1,410)	4,501
Decrease in work in progress	79	3,192	19,540
Decrease (increase) in inventories	(58,182)	24,149	113,056
Change in net balance of discontinued operations	870	—	—
Increase (decrease) in trade payables	17,360	14,413	(35,217)
Increase (decrease) in other payables and accrued liabilities	41,443	(23,500)	(38,461)
Decrease in other long-term liabilities	(5,015)	(2,364)	(3,194)
Increase (decrease) in liability for employee severance benefits, net	(715)	—	(1,584)
Cumulative effect of an accounting change on discontinued operations	—	—	36,646
Impairment of long-lived assets relating to the discontinued operation	—	—	22,678
Net cash provided by operating activities	51,633	74,473	191,778

Cash flows used in investing activities
Investments in deposits, net	2,681	(22,563)	(450)
Software development costs capitalized	(11,151)	(11,364)	(12,935)
Investment in property, plant and equipment	(23,937)	(11,347)	(11,759)
Proceeds from sale of property, plant and equipment	1,487	878	746
Purchase of technology	—	(869)	—
Acquisition of investee companies	(1,212)	(203)	(2,584)
Long-terms loans granted	(6,000)	—	(6,227)
Investment in marketable securities	(43,075)	(80,317)	—
Changes in assets held for severance benefits	(751)	537	(497)
Acquisition of newly consolidated subsidiary (A)	—	—	513
Repayment of convertible notes	5,400	—	—
Proceed from realization of consolidated subsidiary and operations (B)	—	9,100	(10,003)
Proceeds from realization of shares at consolidated subsidiary	—	—	20,302

Net cash used for investing activities	(76,558)	(116,148)	(22,894)

The accompanying notes are an integral part of the financial statements.

ECI Telecom Ltd.

Consolidated Statements of Cash Flows for the Year Ended December 31 (cont’d)

	2004	2003	2002
	$ in thousands	$ in thousands	$ in thousands
Cash flows from financing activities
Repayment of loans from banks	(30,000)	(100,000)	(90,000)
Decrease in short-term credit, net	—	(70,012)	(18)
Share issue expenses	—	—	(646)
Exercise of stock options	2,480	921	51,656

Net cash used for financing activities	(27,520)	(169,091)	(39,008)

Effect of change in exchange rate on cash	216	(508)	581

Net increase (decrease) in cash and cash equivalents	(52,229)	(211,274)	130,457

Cash and cash equivalents at beginning of year	126,411	356,649	226,192

Cash and cash equivalents at end of year	74,182	(*) 145,375	356,649

Supplemental disclosures:

Income taxes paid, net of tax refunds	282	7,158	(124)

Interest paid	1,518	2,479	10,008

A.     Acquisition of newly consolidated subsidiaries

2004	2003	2002
$ in thousands	$ in thousands	$ in thousands

Net current assets (other than cash)	—	—	(1,795)
Investment in investee companies	—	—	2,482
Property, plant, equipment and other assets, net	—	—	(171)
Goodwill	—	—	(3)

	—	—	513

(*)           Include $ 18,964 thousand related to discontinued operations.

The accompanying notes are an integral part of the financial statements.

ECI Telecom Ltd.

Consolidated Statement of Cash Flows for the Year Ended December 31 (cont’d)

B.  Disposition of a consolidated subsidiary as dividend in kind:

	Year ended December 31
	2004	2003	2002
	$ in thousands	$ in thousands	$ in thousands

Assets - discontinued operations	96,454	—	—
Liabilities - discontinued operations	(57,175)	—	—
Investments in investee company	(10,822)	—	—
Capital surplus	(24,776)	—	—
Loss from disposition	(3,681)	—	—

	—	—	—

C.  Non-cash activities

Sale of fixed assets in return for shares in investee company	—	1,053	—

The accompanying notes are an integral part of the financial statements.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 1 - Significant Accounting Policies

Significant accounting policies, applied on a consistent basis (except as disclosed in Note 1T below) are as follows:

A.	General

(1)
ECI Telecom Ltd. ("ECI" or the "Company") is an Israeli corporation that provides network and access solutions for digital telecommunications networks. ECI designs, develops, manufactures, markets and supports digital telecommunications solutions for evolving services, including voice, data, video and multimedia, and for building next generation converging networks. ECI's products and platforms are designed to create and manage bandwidth, maximize revenues for network operators, reduce operating expenses, expand capacity, improve performance and enable new revenue-producing services.

(2)
On November 7, 2000, the Board of Directors adopted a plan to split ECI into five distinct companies, as follows: Inovia Telecoms Ltd. ("Inovia"), ECI Telecom - NGTS Ltd. ("NGTS"), Enavis Networks Ltd. ("Enavis"), Lightscape Networks Ltd. ("Lightscape"), and InnoWave ECI Wireless Systems Ltd. ("InnoWave") (already operating as a separate company), with the parent company to serve as a holding company and sub-contractor of the split-up companies.

The Company established the four new subsidiaries, which absorbed the employees of the various divisions and were to receive operating assets from the Company (for segment reporting see Note 17G). The Company received a tax ruling that the transfer of activities to the new companies would be tax free, retroactive to the beginning of 2001.

The plan of demerger contemplated that the parent company would continue to manufacture for the split-up companies, to distribute certain of their products abroad through certain subsidiaries and to hold shares in ECtel Ltd. and the various start-up companies. It would also provide the split-up companies with management and other services.

The transfer of assets to the subsidiaries was never carried out. In November 2002, the Board of Directors decided to reverse the split-up plan and not to transfer the assets and liabilities to the subsidiaries.

In December 2002, the Company notified the Israeli Tax Authorities of the retroactive cancellation of the split-up plan.

During 2002, the Company's Board of Directors decided to focus the Company's activities on its two core businesses, which are organized in two divisions: Broadband Access Division (formerly - Inovia) and Optical Network Division (formerly - Lightscape and Enavis).

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 1 - Significant Accounting Policies (cont’d)

A.	General (cont’d)

(3)
In December 2002, the Company transferred part of the NGTS activities to a new company subsequently called Veraz Networks Inc., which was set up with third parties and in which the Company holds approximately 43 % of the share capital (36 % on a fully diluted basis), see Note 5A.

In addition, in April 2003, the Company sold the activities of InnoWave, see Note 21. Accordingly, the results of these activities for all periods reported were reclassified to one line in the statement of operations following the results from continuing operations.

(4)	On March 9, 2004, the Board of Directors of ECI decided, in principle, that ECI would distribute 7.6 million of its shares in ECtel Ltd. to ECI's shareholders.

On April 28, 2004, after the Company obtained court approval and the consent of its banks, the Board of Directors declared a distribution of 7.6 million shares of ECtel to the Company's shareholders of record on May 5, 2004. The shares were distributed on May 10, 2004. Before distribution, ECI held approximately 10.5 million, or 58%, of ECtel's shares. After distribution of the shares, ECI holds approximately 16% of ECtel's outstanding shares.

Accordingly, the results of ECtel for all periods reported were reclassified to one line in the statement of operations following the results from continuing operations.

The assets and liabilities of ECtel as at December 31, 2003 were reclassified in the Company's balance sheets as assets from discontinued operations and liabilities from discontinued operations, respectively. See Note 21.

(5)	The financial statements have been prepared in conformity with generally accepted accounting principles (GAAP) in the United States of America.

(6)	The currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the U.S. dollar (“dollar”).

Most of the Company’s sales are made outside of Israel, in dollars and other non-Israeli currencies (see Note 17G as to geographical distribution). Most purchases of materials and components, as well as most selling and other expenses incurred outside Israel, are in dollars. In view of the foregoing, the dollar has been determined to be the Company’s functional currency.

Transactions and balances denominated in dollars are presented at their original amounts.

Non-dollar transactions and balances have been remeasured into dollars in accordance with the principles set forth in Statement No. 52 of the Financial Accounting Standards Board (FASB) of the United States of America.

All exchange gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statement of operations when they arise. Such foreign exchange gains and losses are included in the same statement of operations items as those in which the related transactions are included.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 1 - Significant Accounting Policies (cont’d)

A.	General (cont’d)

(7)
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These are management’s best estimates based on experience and historical data, however, actual results could differ from these estimates.

B.	Principles of consolidation

The consolidated financial statements include those of the Company and all of its subsidiaries.
All significant intercompany accounts and transactions have been eliminated in consolidation.

C.	Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less at date of purchase, to be cash equivalents (except for held to maturity debt investments).

D.	Investments

1.	Investee companies

Investments in investee companies, in which the Company has significant influence (affiliated companies) are presented under the equity method, that is, at cost plus the Company’s share of the post-acquisition gains or losses.

Investment in entities in which the Company does not have significant influence (“other companies”), are stated as follows:

	-	Marketable securities - as stated in 2 below.

	-	Non-marketable securities - at cost, less any decline in value which is not of a temporary nature.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 1 - Significant Accounting Policies (cont’d)

D.	Investments (cont'd)

2.	Marketable securities

The Company classifies its debt securities in one of three categories: Trading, available for sale or held to maturity and its equity securities as trading or available for sale. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity debt securities are those securities in which the Company has the ability and intent to hold the security until maturity. All debt securities not included in trading or held to maturity are classified as available for sale.

Trading, and available-for-sale securities are recorded at fair value. Held-to-maturity debt securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis.

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

E.	Inventories

Inventories are stated at the lower of cost or market. Cost is determined as follows:

Raw materials (including components) - on the moving average basis.

Work in process and finished products:

Raw materials and components - on the moving average basis.
Labor and overhead components - on the basis of actual manufacturing costs.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 1 - Significant Accounting Policies (cont’d)

F.	Property, plant and equipment

1.	Assets are stated at cost.

2.	Depreciation is computed using the straight-line method, over the estimated useful economic life of the assets as estimated by the Company.

Annual rates of depreciation are as follows:

	Buildings	2.5%
	Machinery and equipment	10% - 33% (mainly 10%)
	Motor vehicles	15%
	Office furniture and equipment	7% - 10%

Leasehold improvements are amortized by the straight-line method over the lower of the lease term or the estimated useful economic life.

3.	Major renewals and improvements are capitalized, while repairs and maintenance are expensed as incurred.

4.
Upon the sale or retirement of equipment and leasehold improvements, the cost and related accumulated depreciation and amortization are eliminated from the respective accounts and the resulting gain or loss is reflected in the consolidated statements of operations.

G.	Accrued warranty costs

Accrued warranty costs are calculated in respect of products sold and work performed (for periods subsequent to delivery of the products or performance of the work) based on management's estimation and in accordance with the Company's prior experience. (See also Note 17F).

H.	Allowance for doubtful debts (see also Note 17C)

The financial statements include an allowance which Management believes adequately reflects the loss inherent in receivables for which collection is in doubt. In determining the adequacy of the allowance Management based its estimate on information at hand about specific debtors, including their financial situation, the volume of their operations, aging of the balance and evaluation of the security received from them or their guarantors.

I.	Software development costs

The Company capitalizes certain software development costs in accordance with SFAS No. 86 “Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed”. Capitalization of software development costs begins upon the determination of technological feasibility as defined in the Statement and continues up to the time the software is available for general release to customers, at which time capitalized software costs are amortized to research and development costs on a straight-line basis over the expected life of the related product, generally one to two years. (for 2003 and 2002 - generally two to three years).

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 1 - Significant Accounting Policies (cont’d)

I.	Software development costs (cont'd)

Software development costs include costs which relate principally to projects which have recently been released or are not yet available for release to customers. Management believes that future revenues related to these projects will be sufficient to realize the amounts capitalized at December 31, 2004, and as such these amounts will be recovered over the lives of the related projects. It is possible, however, that those estimates of future revenues could be adversely impacted if these projects are not finally completed and released in the future or if market acceptance of related technology is not as anticipated by Management. As a result, the recovery of these capitalized software development costs through future revenues could be reduced materially. In such event, the related capitalized software development costs will be written-off.

J.	Business combinations

The Company adopted SFAS No. 141 "Business Combinations", issued in July 2001 which requires that the purchase method be used for all business combinations initiated after June 30, 2001. Separate recognition of intangible assets is required if they meet one of two criteria - the contractual-legal right criterion or the separability criterion. In addition to the disclosure requirements of APB Opinion No. 16, this Statement requires disclosure of the primary reason for the business combination and the allocation of the purchase price paid to the assets acquired and liabilities assumed by major balance sheet caption.

K.	Goodwill and other intangible assets

The Company adopted SFAS No. 142 "Goodwill and Other Intangible Assets", issued in July 2001. According to SFAS No. 142, goodwill and intangible assets that have indefinite useful lives will not be subject to amortization, but instead will be tested at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortized over their useful lives, but without the constraint of an arbitrary ceiling (as was set before by APB Opinion No. 17, "Intangible Assets"). (See also Note 1T).

L.	Acquisition of Company’s stock

Acquisition of Company's stock is presented as Treasury Stock in the statement of changes in shareholders' equity, according to the cost method.

M.	Revenue recognition

1.
System revenues are recognized when the product has been delivered and when title to the system and risk of loss have been substantially transferred to the customer, provided that collection is reasonably assured. When the sale arrangement includes customer acceptance provisions with respect to network interoperability, revenue is not recognized before the Company has demonstrated that the criteria specified in the acceptance provisions have been satisfied.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 1 - Significant Accounting Policies (cont’d)

M.	Revenue recognition (cont'd)

When a sale involves multiple elements, such as sales of products that include installation and integration services, the entire fee from the arrangement is evaluated under EITF 00-21, "Revenue Arrangements with Multiple Deliverables". Accordingly, in an arrangement with multiple deliverables, the arrangement consideration is allocated to each respective element based on its relative fair value and recognized when revenue recognition criteria for each element are met if all of the following conditions are met: (1) the delivered items have value to the customer on a standalone basis, (2) there is objective and reliable evidence of the fair value of the undelivered items, (3) if the arrangement includes a general right of return, delivery or performance of the undelivered items is probable and substantially in the control of the Company.

2.
The Company makes certain sales through resellers. The Company recognizes revenues from sales to resellers, assuming all other criteria for revenue recognition are met and provided that there is no contractual right of return, either (i) when it receives adequate collateral (which in almost every case is a Letter of Credit) from the reseller to secure payment to the Company, or (ii) in certain instances where the Company has an established ongoing relationship with the reseller and a proven track record of payments, when it receives written evidence of the identity of the end-user and the existence of an agreement by the end-user to purchase the product from the reseller (e.g. a copy of a purchase order) or (iii) in instances where the reseller is a major internationally known corporation and the Company has an established ongoing relationship with such reseller and a proven track record of payments, upon delivery of the products to the reseller. When the collectability from the reseller is not reasonably assured or when the right of return exists, revenue is recognized on a cash basis, provided that the reseller has ultimately sold the products to an end-user or the return privilege has substantially expired.

3.
Revenues from sales involving long-term credit arrangements at less than accepted interest rates are recorded at the present value of the related future cash flows. The difference between the amounts receivable and their present value is to be recognized as interest income over the period of the debt.

4.
Software license revenue is generally recognized at the time the software is delivered to the customer, if collection is probable and the Company has no significant obligations remaining under the sales or licensing agreement and no significant customer acceptance requirements exist subsequent to software delivery.

5.
Service revenues from product maintenance contracts and separately priced extended warranty contracts are generally recognized ratably over the contract period, while revenue from software services generally is recognized as the services are performed or, if no pattern of performance is evident, ratably over the period during which they are performed.

6.
Long-term contracts are those requiring design, development, engineering and modification and are of a significantly longer duration than contracts for system sales. Revenue from long-term contracts is recognized using the percentage of completion method, which is in accordance with Statement of Position (SOP 81-1). The percentage of completion is determined according to the contract milestones. In the event that management anticipates a loss on a particular contract, such anticipated loss is provided for in full in the period when the loss is first anticipated.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 1 - Significant Accounting Policies (cont’d)

N.	Research and development

Research and development costs, net of any grants, are charged to the statements of operations as incurred. Royalties paid and accrued in respect of the said grants are classified as cost of goods sold.

O.	Reclassification

1.	Certain amounts in prior years’ financial statements have been reclassified to conform to the current year’s presentation. (See also Note 21).

2.
The results of ECtel for all periods have been reclassified to one line in the statement of operations following the results from continuing operations. The assets and liabilities of ECtel as at December 31, 2003 have been reclassified in the balance sheets as assets from discontinued operations and liabilities from discontinued operations, respectively, see Note 21(B).

P.	Income taxes

1.	The Company accounts for income taxes under Statement of Financial Accounting Standards (SFAS) No. 109 “Accounting for Income Taxes”.

Under SFAS 109 deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax losses and other deductions which may be deductible for tax purposes in future years, based on tax rates applicable to the periods in which such deferred taxes will be realized. Deferred tax assets for future tax benefits from realization are included when their realization is more likely than not. Valuation allowances are established when necessary to reduce deferred tax assets to the amount considered more likely than not to be realized. Deferred tax assets and liabilities are classified as current or long-term items in accordance with the nature of the assets or liabilities to which they relate. When there is no underlying assets or liabilities the deferred tax assets and liability are classified in accordance with the period of expected reversal.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 1 - Significant Accounting Policies (cont’d)

P.	Income taxes (cont'd)

Deferred taxes were not recorded in respect of the following matters -

•
Certain undistributed earnings of foreign consolidated subsidiaries which are taxable upon distribution by way of dividend, as no such dividend distribution intention exists (for domestic consolidated subsidiaries, see 2 below).

•
Differences between the rate of change in the Israeli Consumer Price Index (which serves as a basis for measurement for tax purposes) and the rate of change in the NIS/US dollar exchange rate, this in accordance with paragraph 9 (f) of SFAS 109.

2.
In accordance with paragraph 33 of SFAS 109, deferred taxes have not been provided for the Parent Company’s temporary difference relating to operations in both its domestic subsidiaries and domestic “approved enterprises” as the tax laws provide methods whereby the reported amounts of these investments can be recovered tax-free and the parent company expects that it will ultimately utilize these methods.

-	Earnings distributed by domestic subsidiaries relating to “approved enterprises″ can be transferred to the Parent Company by way of a tax-free merger.

-	Earnings distributed related to the Parent Company’s “approved enterprises” are not taxable to the Parent Company in a liquidation as such taxes would be due from the shareholders.

-	Earnings distributed by domestic subsidiaries which are not attributable to an “approved enterprise” are not taxable.

Income tax expense represents the tax payable for the period and the change during the period in deferred tax assets and liabilities.

Q.	Derivative financial instruments

The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Certain Hedging Activities" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activity, an Amendment of SFAS 133". SFAS Nos. 133 and 138 require that all derivative instruments be recorded on the balance sheet at their respective fair values.

The Company has significant international sales transactions in foreign currencies and has a policy of hedging forecasted and actual foreign currency risk with forward foreign exchange contracts and foreign exchange options. The Company’s forward foreign exchange contracts are primarily denominated in Euro, Pounds Sterling and NIS and are for periods consistent with the terms of the underlying transactions, generally one year or less. Derivative instruments are employed to eliminate or minimize certain foreign currency exposures that can be confidently identified and quantified.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 1 - Significant Accounting Policies (cont’d)

Q.	Derivative financial instruments (cont'd)

On the date a derivative contract is entered into, the Company designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge), a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge), a foreign-currency fair-value or cash-flow hedge (foreign currency hedge). For all hedging relationships the Company formally documents the hedging relationship and its risk-management objective and strategy for undertaking the hedge, the hedging instrument, the item, the nature of the risk being hedged, how the hedging instrument’s effectiveness in offsetting the hedged risk will be assessed, and a description of the method of measuring ineffectiveness. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively.

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

The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is de-designated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 1 - Significant Accounting Policies (cont’d)

Q.	Derivative financial instruments (cont'd)

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the Company continues to carry the derivative on the balance sheet at its fair value and no longer adjusts the hedged asset or liability for changes in fair value. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the Company continues to carry the derivative on the balance sheet at its fair value, removes any asset or liability that was recorded pursuant to recognition of the firm commitment from the balance sheet, and recognizes any gain or loss in operations. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the Company continues to carry the derivative on the balance sheet at its fair value with subsequent changes in fair value included in operations, and gains and losses that were accumulated in other comprehensive income are recognized immediately in operations. In all other situations in which hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the balance sheet and recognizes any subsequent changes in its fair value in operations.

R.	Comprehensive income

The Company adopted SFAS No. 130, "Reporting Comprehensive Income" which establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of net income (loss) and net unrealized gains (losses) on securities and on the change in the fair value of financial instruments that are used for cash flow hedging, and is presented in the statement of shareholders' equity and comprehensive income (loss).

S.	Stock option plan and employee purchase plan

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations, including FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation an Interpretation of APB Opinion No. 25" issued in March 2000, to account for its fixed plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price.

SFAS No. 123, "Accounting for Stock-Based Compensation", established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 123.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 1 - Significant Accounting Policies (cont’d)

S.	Stock option plan and employee purchase plan (cont'd)

Had compensation expenses for stock options granted under the Company's stock option plan been determined based on the fair value at the grant dates consistent with the method of SFAS No. 123, the Company's net income (loss) and net income (loss) per share would have been as follows:

	For the year ended December 31
	2004	2003	2002
	$ in thousands, except per share amounts

Net income (loss), as reported	10,153	(71,040)	(162,468)
Add: Stock-based employee compensation
expenses included in reported net
income (loss), net of related tax effects	1,650	3,568	286
Deduct: Total stock-based employee compensation
expense determined under the fair value
based method for all awards, net of
related tax effects	(10,072)	(23,450)	(59,930)

Pro Forma net income (loss)	1,731	(90,922)	(222,112)

Basic earnings (loss) per share ($):
- as reported	0.09	(0.65)	(1.54)
- pro forma	0.02	(0.84)	(2.10)
Diluted earnings (loss) per share($):
- as reported	0.09	(0.65)	(1.54)
- pro forma	0.01	(0.84)	(2.10)

T.	Accounting changes

Effective January 1, 2002, the Company applies the provisions of SFAS No. 142 "Goodwill and Other Intangible Assets".

In connection with the transitional impairment evaluation, Statement No. 142 required the Company to perform an assessment of whether there was an indication that goodwill was impaired as of January 1, 2002. To accomplish this, the Company was required to (1) identify its reporting units, (2) determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units, and (3) determine the fair value of each reporting unit. If the carrying value of any reporting unit exceeds its fair value, detailed fair values for each of the assigned and unassigned assets (excluding goodwill) and liabilities are determined to calculate the amount of goodwill impairment, if any. The difference between the fair value of the reporting unit and the fair value of the assigned and unassigned assets (excluding goodwill) and liabilities related to the reporting unit represents the implied fair value of the goodwill. If the implied fair value of the goodwill is lower than its carrying value, the Statement required that the difference be written-off.

In 2002, the Company performed the transitional impairment evaluation as provided in the said standard. Accordingly, a loss in the amount of $ 37,196 thousand from a decline in value of goodwill (including an amount of $ 36,646 thousand, which is attributed mainly to InnoWave - see also Note 21) was included as a cumulative effect of a change in accounting policy.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 1 - Significant Accounting Policies (cont’d)

U.	Impairment or disposal of long-lived assets

The Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" as of January 1, 2002. This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future cash flows expected to be generated by the asset or used in its disposal. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. (See also Notes 20 and 21).

V.	Sale of financial assets

The Company adopted SFAS No. 140 - “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. The Statement requires that a transfer of financial assets in which control is surrendered, is accounted for as a sale to the extent that consideration other than beneficial interests in the transferred assets is received in exchange. See Note 17P.

W.	Earnings (loss) per Ordinary Share

Basic and diluted earnings (loss) per Ordinary Share are presented in conformity with Statement of Financial Accounting Standard No. 128, “Earnings Per Share”, for all years presented. Basic earnings (loss) per Ordinary Share are calculated by dividing the net earning (loss) attributable to Ordinary Shares, by the weighted average number of Ordinary Shares outstanding. Diluted earnings (loss) per Ordinary share calculation is similar to Basic Earnings Per Share except that the weighted average of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares such as options, had been exercised.

X.	Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Y.	Impairment of loans

The Company applies the provisions of SFAS No. 114 “Accounting by Creditors for Impairment of a Loan” as amended by SFAS No. 118 “Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures” which prescribes the accounting treatment by creditors with respect to impairment of loans. These standards cover all loans, which are restructured in a troubled debt restructuring, involving modifications of terms of the loans, including those involving a receipt of assets in partial satisfaction of a receivable.

In accordance with FAS 114, a loan is impaired when it is probable, based on current information and events, that the creditor will be unable to collect all amounts (contractual interest and principle payments) due according to the contractual terms of the loan agreement. Loans impaired are measured based on the present value of the expected future cash flows, discounted at the loan’s effective interest rate or, alternatively, based on the observable market price of the loan or the fair value of the collateral, if the loan is collateral dependent.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 2 - Investment Securities and Deposits
	December 31	December 31
	2004	2003
	$ in thousands	$ in thousands

Short-term:
Short-term deposits (see Note 17B.)	5,628	2,398

Marketable securities:
Trading	—	359
Available for sale securities*	—	1,282
Held to maturity securities	19,086	29,900

	24,714	33,939
Long-term:
Long-term deposits	11,659	15,346
Available for sale securities*	10,694	—
Held to maturity securities	97,006	43,853

	119,359	59,199

*	As of December 31, 2004 and 2003, the Company had net unrealized gains on Available for Sale Securities of $ 2,341 and $ 1,282 thousand, respectively.

The amortized cost, gross unrealized holding gains (loss), and fair value of held-to-maturity securities by major security type at December 31, 2004, were as follows:

	Amortized Cost	Gross Unrealized Holding Gains (Losses)	Fair Value
	$ in thousands	$ in thousands	$ in thousands
Held to maturity
U.S. Government agencies	46,925	(423)	46,502
Corporate debt securities	43,338	(525)	42,813
Other	25,829	34	25,863

	116,092	(914)	115,178

Maturities of debt securities classified as held-to-maturity were as follows at December 31, 2004:

	Amortized Cost	Fair value
	$ in thousands	$ in thousands
Held to maturity:
First year	19,086	19,014
Due after one year through five years	95,242	94,414
Due after five years through ten years	1,764	1,750

	116,092	115,178

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 3 - Inventories

Consist of the following:
	December 31 2004	December 31 2003
	$ in thousands	$ in thousands
Raw materials and components	58,050	44,142
Work in process	13,706	21,419
Finished products	103,309	51,322

	175,065	116,883

Note 4 - Long-Term Receivables, Net of Current Maturities

A.	Consist of the following:

	Weighted average interest rate as of December 31 2004	December 31 2004	December 31 2003
	%	$ in thousands	$ in thousands

Long-term trade receivables (1)	10.24%	186,604	178,903
Less deferred interest income (*)		—	7,583

Total (2)		186,604	171,320
Less - provision for doubtful debts (**)		77,252	40,600
Less - current maturities		19,377	24,075

		89,975	106,645

The trade receivables are denominated in U.S. dollars.

(*)	The deferred interest income represents the difference between the original amount of the receivables and their net present value computed, at the transaction date, by the relevant interest rate.
(**)	See Notes 17C and 4C.

(1)
Long-term trade receivables ("receivables") (a)(b) consist mainly of receivables resulting from sales of the Company’s products, providing from one to ten years credit commencing on the date of signing of the sales contract or the finance agreement related thereto or other date as mentioned in the contract. Such receivables are interest bearing and are payable in quarterly or semi-annual payments. The principal is paid generally after the grant of a grace period. These receivables are partially secured by trade risk insurance policies.

(a) The long-term receivables include also certain related pledged deposits, which are disclosed together because the economic substance of the two assets is very similar (see (b) below).

(b)
The deposits are pledged to a commercial bank in Israel (the "commercial bank") and are mainly released simultaneously with, and in amounts equal to, payments on account of the loan extended by the commercial bank to a foreign commercial bank (the "customer bank”). The commercial bank serves the customer bank as a source of financing for the purpose of the sale transaction with the Company.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 4 - Long-Term Receivables, Net of Current Maturities (cont'd)

A.	Consist of the following: (cont'd)

(2)
As at December 31, 2004 and 2003 - includes GVT, a Brazilian company, amounting to $ 86 million (including current maturity) and $ 85 million, respectively (see 4C below) and certain other customers whose indebtedness does not exceed $ 3.5 million per customer as at December 31, 2004 and, $ 5 million as at December 31, 2003.

(3)
In the opinion of the Company’s management, due to the nature of the customers and their activities, their financial performance, updated financial and business data, previous business relations and existing trade insurance as stated above, as well as provision for doubtful debts, the Company has limited risk exposure in relation to the long-term receivables.

B.	Aggregate maturities are as follows:

December 31 2004
$ in thousands
First year (current maturities)	19,377
Second year	9,041
Third year	8,121
Fourth year	19,281
Fifth year	24,700
Thereafter	106,084

186,604

C.	1.
In 2000, the Company and a subsidiary (InnoWave) entered into an agreement for the sale to Global Village Telecom ("GVT"), a Brazilian company, of wireless local loop systems and services. Pursuant to the agreement, the Company agreed to grant GVT long-term financing for the purchase, comprising a line of credit of up to $168 million, based upon the progress of sales. This financing was granted in conjunction with credit made available to GVT by a group of other equipment vendors. The credit was to be repaid (in semi-annual payments) during the years 2004 through 2007. The interest payable under the line of credit was variable (ranging from LIBOR plus 6.5% to LIBOR plus 4.5%). As security for its obligations under the agreement, GVT granted the Company (together with three other major international suppliers) a charge on its license to operate its communications network in Brazil, together with additional security including shareholders’ guarantees and charges on revenue and contracts.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 4 - Long-Term Receivables, Net of Current Maturities (cont'd)

C.	(cont'd)

2.
As GVT’s revenues were denominated in Brazilian currency and its vendor debt was in dollars, this negatively impacted its ability to maintain the debt repayment schedule, due primarily to a significant devaluation of the Brazilian currency relative to the dollar. Commencing December 2002, GVT defaulted in its payments to the Company. Accordingly, during 2002 and 2003, the Company recorded a provision for doubtful debts, in the amount of $34.0 million and $ 6.6 million, respectively with respect to this debt.

3.
Following extensive negotiations, agreements to reschedule GVT's debt repayments were signed on November 11, 2004 among GVT, its shareholders and its principal creditors, including the Company. These agreements, which closed on December 23, 2004, encompassed GVT’s commercial debt to the creditors for the supply of equipment and services, the debt due under the convertible notes referred in Note 5B below and accumulated interest on the debts to the closing. As a precondition to the closing of these agreements, the sum of $5.4 million was paid to the Company. The main provisions of the agreements, as regards the Company, are:

•
All the said debts were canceled and in place thereof GVT issued to the Company notes in the aggregate sum of approximately $163 million to be paid from 2005 through 2013 at variable rates of interest. Notes for an aggregate of $131 million will carry interest at rates varying from LIBOR plus 2.7% at commencement to LIBOR plus 12.4% in later years. Notes for an aggregate of $32 million will be interest free. The weighted average interest rate on the Notes will vary between LIBOR plus 1% at commencement and LIBOR plus 9% in later years.

		•	The Company was granted warrants convertible, at no further consideration, into shares of GVT’s parent company, equating to approximately 2.4% of its outstanding share capital.

4.
According to SFAS No. 114 “Accounting by Creditors for Impairment of a Loan”, the carrying amount of the said restructured debt is presented based on the present value of the expected future cash flows discounted at the debt 's original contractual interest rate which is LIBOR plus 6.5%.

See Note 22C.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 5 - Investments

Consist of the following:
	December 31 2004	December 31 2003
	$ in thousands	$ in thousands
Affiliated companies (A)	16,259	19,646
Convertible notes (B)	—	5,600
Loans (C)	6,000	—
Other	4,507	3,670

	26,766	28,916

A.	Investments in affiliated companies are comprised of:

	December 31 2004	December 31 2003
	$ in thousands	$ in thousands
Cost of shares	28,223	28,223
Accumulated losses	(11,964)	(8,577)

	16,259	19,646

In December 2002, the company closed a transaction pursuant to which it transferred the VoIP and other activities, including certain related net assets with a book value of $ 19.6 million of the NGTS business, plus $10 million in cash, to NexVerse Networks, in exchange for approximately 43% (fully diluted 36%) of the shares of NexVerse valued at $ 22.8 million.

The name of the company resulting from this transaction was changed to Veraz Networks and ECI's investment in Veraz has been accounted for by the equity method. According to the agreement, Veraz became an exclusive distributor of ECI's DCME products which are produced by the Company and sold to Veraz in accordance with the terms set in the agreement. In addition, the Company manufactures and sells to Veraz certain of its VoIP products.

As a result of the transaction, the Company recorded in 2002 a loss in the amount of $ 10.8 million. This loss included the amount of $ 6.8 million related to loss from exchange of assets, $ 2.2 million from impairment of assets and $ 1.8 million (which was included in the cost of revenues) of inventory which, according to Veraz's business plan, were unlikely to be used. See Note 20B.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 5 - Investments (cont'd)

A.	Investments in affiliated companies are comprised of: (cont'd)

Summarized financial information of an affiliated company is as follows:

	2004	2003
	$ in thousands	$ in thousands
Balance sheet information
Current assets	65,832	69,907
Total assets	72,345	76,064
Current liabilities	40,230	38,471
Total liabilities	43,355	39,165
Shareholders' equity	28,990	36,899

Statement of operations information
Revenues	48,612	42,784
Gross profit	36,207	30,687
Net loss	(7,996)	(7,430)

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 5 - Investments (cont'd)

B.	Convertible notes

In addition to the sale and financing agreement with GVT referred to in Note 4C, the Company made a loan of $ 27 million to GVT’s parent company, GVT Holding NV, in return for convertible subordinated notes that carried interest at 5% per annum. The maturity date of the notes was in November 2003 and they carried the right to convert into marketable securities in certain circumstance. Conversion of the notes would not have given the Company significant influence in the said company. Due to significant concern regarding the financial ability of GVT Holding NV to repay the notes, during 2002, the Company included a provision in the amount of $ 18 million, as part of other expenses, to reflect an other than temporary decline in the value of this investment. In 2003, the Company recorded an associated $ 3.4 million charge, also in other expenses, for a further decline in the value of this investment, to reflect the expected outcome of then advanced discussions with GVT Holding NV with a view to restructuring this debt.

Following extensive negotiations, agreements were signed on November 11, 2004 among GVT, its parent company and other shareholders, and its principal creditors, including the Company. These agreements, which closed on December 23, 2004, encompassed GVT’s commercial debt to the creditors for the supply of equipment and services referred in Note 4C above, the debt due under the said convertible notes and accumulated interest on the debts to the closing. As a precondition to the closing of these agreements, the Company was paid the sum of $ 5.4 million.

C.	Loans

In December 2004, the Company signed a series of transactions with Chiaro Networks Ltd. ("Chiaro") a developer of infrastructure-class IP/MPLS routing platforms. The transactions consist of: (i) a loan agreement (ii) a call option agreement for the acquisition of Chiaro by the Company (iii) a distribution agreement.

a)	Loan agreement

Pursuant to the terms of the loan agreement, the Company provided two loans to Chiaro in the aggregate amount of $ 6 million. The first loan of $ 3 million bearing interest at an annual rate of LIBOR + 2.3%, will be payable in full 39 months from the closing date of the transaction.

The second loan of $ 3 million will bear interest at an annual rate of LIBOR + 2.3%, and will be payable in full 39 months from the closing date of the transaction. The Company may convert the second loan at any time into convertible preferred BB shares of Chiaro.

The loans are secured by a first-priority floating charge over substantially all of Chiaro's assets.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 5 - Investments (cont'd)

C.	Loans (cont'd)

b)	Call option agreement

Pursuant to the terms of the call option agreement, the Company has the option to acquire Chiaro under terms defined in the agreement. The term of the option is 37.5 months and it may be exercised within three defined 90-day exercise windows during its term.

c)	Distribution agreement

Pursuant to the distribution agreement, the Company received exclusive, global distribution rights for Chiaro's products, for a period of 37.5 months from closing.

Note 6 - Property, Plant and Equipment

Property, plant and equipment as of December 31, 2004 consists of the following:

	Freehold land and buildings	Machinery and equipment	Motor vehicles	Office furniture and Equipment	Leasehold improvements	Total
	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands
Cost
Balance at
beginning of year	56,944	183,341	7,897	9,485	13,381	271,048
Additions	314	22,566	165	226	666	23,937
Disposals	—	29,498	2,278	2,929	962	35,667
Balance at end
of year	57,258	176,409	5,784	6,782	13,085	259,318

Accumulated
depreciation and
amortization
Balance at
beginning of year	7,653	121,871	5,121	7,067	10,279	151,991
Additions	1,094	18,368	1,009	474	1,767	22,712
Disposals	—	29,410	2,142	2,436	750	34,738
Balance at end
of year	8,747	110,829	3,988	5,105	11,296	139,965

Net book value at
December 31, 2004	48,511	65,580	1,796	1,677	1,789	119,353

Net book value at
December 31, 2003	49,291	61,470	2,776	2,418	3,102	119,057

Regarding pledge, see Note 14.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 7 - Software Development Costs, Net

Capitalization and amortization of software development costs during the years ended December 31, 2004, and 2003 is comprised as follows:
	December 31 2004	December 31 2003
	$ in thousands	$ in thousands
Balance at beginning of year	16,289	20,082
Capitalization of software development costs during the year	11,151	11,364
Amortization and write-offs during the year	(13,005)	(15,157)

	14,435	16,289

Note 8 - Goodwill

Consist of the following:
	December 31 2004	December 31 2003
	$ in thousands	$ in thousands
Goodwill (1)	1,039	1,039

(1) Original amount	139,137	139,137
Amortization and write down due to decline in value	(138,098)	(138,098)

	1,039	1,039

Note 9 - Long-Term Liabilities

A.	Loans

	December 31 2004	December 31 2003
	$ in thousands	$ in thousands
Long-term loans *	30,000	60,000
Less - current maturities	30,000	30,000

	—	30,000

*
The loans carry an annual interest rate of LIBOR plus 2% (the LIBOR interest rate at December 31, 2004 and 2003 is 2.56% and 1.2%, respectively), and are repayable quarterly.
According to the loan agreement, the Company repaid an amount of $ 30 million during the current period. See Note 14 (for assets pledged) and Note 22B.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 9 - Long-Term Liabilities (cont'd)

B.	Other liabilities

	December 31 2004	December 31 2003
	$ in thousands	$ in thousands
Provision for claim (see Note 11A(5))	—	6,000
Other liabilities	—	15

	—	6,015

Note 10 - Liability for Employee Severance Benefits, Net

A.	Employees of the Company and of its consolidated subsidiaries in Israel (Israeli companies)

Under Israeli law and labor agreements, the Israeli companies are required to make severance and pension payments to their retired or dismissed employees and to employees leaving employment in certain other circumstances.

1.
The liability in respect of most of its non-senior employees is discharged by participating in a defined contribution pension plan and making regular deposits with a pension fund. The liability deposited with the pension fund is based on salary components as prescribed in the existing labor agreement. The custody and management of the amounts so deposited are independent of the companies and accordingly such amounts funded (included in expenses on an accrual basis) and related liabilities are not reflected in the balance sheet.

2.	In respect of the liability to other employees, individual insurance policies are purchased and deposits are made with recognized severance pay funds.

The liability for severance pay is calculated on the basis of the latest salary paid to each employee multiplied by the number of years of employment. The liability is covered by the amounts deposited including accumulated income thereon as well as by the unfunded provision.

3.
As to the union employees of Tadiran Telecommunication Ltd. (TTL) who are covered by the labor agreements which were in force in TTL, the Company's liability for severance pay is in accordance with such labor agreements.

If the Company terminates the employment of these employees up to 2011, they are entitled to additional benefits. After that time, the employees will no longer be eligible for such benefits.

4.
The expenses in respect of severance and pension pay (not including expenses in restructuring) for the years ended December 31, 2004, 2003 and 2002 are $ 4,008, $ 5,593 thousand and $8,869 thousand respectively.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 10 - Liability for Employee Severance Benefits, Net (cont'd)

A.	Employees of the Company and of its consolidated subsidiaries in Israel (Israeli companies) (cont'd)

5.	Company's liability for termination of the employer-employee relationship is composed as follows:

	December 31 2004	December 31 2003
	$ in thousands	$ in thousands
Provision for severance pay	50,943	50,658
Amounts funded including accumulated income	25,182	24,431

	25,761	26,227

Withdrawals from the funds may be made only for the purpose of disbursement of severance pay.

B.	Employees of U.S. consolidated subsidiaries (U.S. companies)

The subsidiaries sponsor a section 401(K) defined contribution plan or 401(A) plan which permits its employees to invest up to certain amounts of their compensation (subject to limitation by Internal Revenue Service Regulations) on a pretax basis in certain self-directed investment programs. The subsidiaries may, at the discretion of the Board of Directors, make contributions to the plan. Company contributions with respect to this plan were $ 244 thousand, $ 499 thousand and $ 588 thousand in 2004, 2003 and 2002, respectively.

C.	Employees in the rest of the world

The provision for severance pay includes amounts related to employees in countries other than Israel and the U.S. and are calculated in accordance with the rules of the country in which they operate.

Note 11 - Commitments and Contingencies

A.	Claims and potential claims

1.
Following the reduction in workforce (see Note 19), in accordance with the reorganization plan of the Company, claims and demands for higher amounts of severance pay were submitted by certain former employees. Management of the Company believes, based on the opinion of its legal advisors, that the effect, if any, of the results of such claims and demands on the financial position of the Company and the results of its operations, will be immaterial and the provisions which are included in the financial statements in respect thereof are appropriate and sufficient.

2.
The Company conducts negotiations from time to time with international technology companies (“technology companies”) regarding allegations that it is using certain patents owned by the technology companies in its products. Although the Company cannot assess each negotiation for its merit, it estimates that any settlement, if needed, will not have a material adverse effect on the Company's financial position or results of operations.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 11 - Commitments and Contingencies (cont'd)

A.	Claims and potential claims (cont'd)

3.
In December 1999, an agreement was signed with SCI Systems ("SCI") for the sale of a plant which manufactures electronic components. SCI is one of the largest manufacturers of electronic components in the world. As part of the agreement, SCI will, for several years to come, be the subcontractor for part of the manufacturing activities of the Company, on a cost plus basis.

The Company is in dispute with SCI as to the interpretation of certain aspects of the agreement, such as volume commitments; discount terms for large orders; the minimum size of orders; timing; untimely payments etc.

The dispute was referred to an arbitrator in December 2002. In April 2003, SCI submitted claims in an aggregate amount of $ 30 million.

The Company rejected the allegations made against it and filed a claim against SCI in an amount of $ 50 million.

Since the arbitration began, the parties have appointed an independent mediator in an additional attempt to settle this dispute.

In the opinion of the Company's legal counsel, since the defense arguments of SCI have not yet been thoroughly studied and the inquiries regarding the facts relating to the allegations have not yet been completed, it is not possible, at this early stage of the proceedings, to evaluate the chances of the Company's claim as well as the chances of SCI's claim.

In the opinion of Management, the arbitrator's decision will not have a material adverse effect on the Company's financial position or results of its operation.

4.
Several claims have been submitted against the Company and against consolidated subsidiaries, resulting from ordinary business operations inter alia, for using patents owned by others. The Company's Management based mainly on opinions of its legal advisors, believes that the effect, if any, of the results of such claims on the financial position of the Company and the results of its operations will be immaterial and the provisions which are included in the financial statements in respect thereof are appropriate and sufficient.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 11 - Commitments and Contingencies (cont'd)

A.	Claims and potential claims (cont'd)

5.
In October 1997, an investigation was commenced by the Israeli Comptroller of Restrictive Trade Practices (“comptroller”) regarding alleged price fixing and non-competitive practices among Tadiran Telecommunications Ltd. (“TTL”), Tadiran Ltd (Tadiran was the parent company of TTL) and Telrad Telecommunications and Electronics Industries Ltd., a subsidiary of Koor Industries Ltd. (a significant shareholder of the Company and Tadiran Ltd.).

In the 1999 merger agreement between the Company and TTL, Tadiran Ltd. had agreed to indemnify the Company for damages above $6 million.

In the third quarter of 2004, the Company was informed that the comptroller has ceased the investigation without taking any action against the Company. Accordingly, a provision in the amount of $6 million that was recorded at the time of the acquisition of TTL was reversed and recorded as other income.

6.
In September 2004, following the completion of the investigation by the comptroller mentioned above, a claim was filed against Bezeq (Israel's national telecommunications provider), Koor, TTL, Tadiran and Telrad in the District Court of Tel Aviv-Jaffa. Attached to the claim was a request for certification thereof as a class action, brought in the name of all Bezeq customers against the aforesaid companies, including the Company, in an amount of $ 396 million.

Management of the Company believes, in light of the advice of its legal counsel, that the allegations against the Company are without merit and therefore no provision was recorded in respect thereto in the financial statements.

B.	Lease commitments

The Company and its consolidated subsidiaries have entered into several operating lease agreements in Israel and abroad. The agreements expire on various dates from 2004 to 2011 (some of which have renewal options) and are in local currencies or linked to the dollar or to the Israeli Consumer Price Index.

Future minimum annual rent payments to which the Company and its subsidiaries are committed under the above leases, at rates in effect at December 31, 2004, are as follows:
Year ending December 31	$ in thousands
2005	6,770
2006	5,435
2007	4,750
2008	3,942
2009 and thereafter	4,821

As to rent expense under the Company’s leases, see Note 17N.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 11 - Commitments and Contingencies (cont'd)

C.	Royalty commitments

1.
The Company is committed to pay royalties to the Government of Israel on proceeds from sale of products in the Research and Development of which the government participated by way of grants. The royalties are computed mainly at the rates of 3.5% of the aggregated proceeds from sale of such products, up to the amount not exceeding 100% of such grants. As at December 31, 2004, the maximum possible future commitment of the Company is approximately $ 137 million (excluding interest).

2.
The Company is committed to pay royalties to certain parties whose products, patents or technology are incorporated in certain products of the Company. Such royalties are based on sales of systems or a family of products incorporating such products, patents or technology and are paid based either on a fixed rate, a price per unit sold or as a rate of the system or the family of products sale price.

D.	Financial instruments

(1)	Derivative financial instruments

The Company has significant international sales transactions in foreign currencies and has a policy of hedging forecasted and actual foreign currency risk with forward foreign exchange contracts and purchased and written options. The Company's forward foreign exchange contracts and purchased options are primarily denominated in Euro, Pounds Sterling and NIS and are for periods consistent with the terms of the underlying transactions, generally one year or less. Derivative instruments are employed to eliminate or minimize certain foreign currency exposures that can be identified and quantified. The Company was exposed to but realized no losses from non-performance by counter parties on these derivatives.

The Company uses foreign currency forward contracts designated as fair value hedges to protect against the foreign currency exchange rate risks related to the remeasurement of firm sales commitments and recognized assets such as accounts receivable. Changes in the fair value of these derivatives are recognized in operations as offsets to the changes in the fair value of the related assets or liabilities.

The Company uses a combination of forwards and purchased and written options designated as cash flow hedges to protect against the foreign currency exchange rate risks inherent in its forecasted revenue denominated in currencies other than the U.S. dollar. The Company's cash flows hedges mature generally within less than a year. For derivative instruments that are designated and qualify as cash flow hedges, the effective portions of the gain or loss on the derivative instruments are initially recorded in accumulated other comprehensive income (loss) as a separate component of shareholders' equity and subsequently reclassified into operations in the period during which the hedged transactions is recognized operations. The ineffective portion of the gain or loss is reported in financial income or expenses immediately. The effective portion of cash flow and foreign currency hedges is reported in the same financial statement line item as the changes in value of the hedged item. For foreign currency option and forward contracts designated as hedges, hedge effectiveness is measured by comparing the cumulative change in the hedge contract with the cumulative change in the hedged item, both of which are based on forward rates.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 11 - Commitments and Contingencies (cont'd)

D.	Financial instruments (cont'd)

(1)	Derivative financial instruments (cont'd)

The Company uses variable-rate debt to finance its operations. The debt obligations expose the Company to variability in interest payments due to changes in interest rates. Management believes that it is prudent to limit the variability of a portion of its interest payments. To meet this objective, management enters into interest rate swap agreements to manage fluctuations in cash flows resulting from interest rate risk. These swaps change the variable-rate cash flow exposure on the debt obligations to fixed cash flows. Under the terms of the interest rate swaps, the Company receives variable interest rate payments and makes fixed interest rate payments thereby creating the equivalent of fixed-rate debt.

Changes in the fair value of interest rate swaps designated as hedging instruments that effectively offset the variability of cash flows associated with variable-rate, long-term debt obligations are reported in accumulated other comprehensive income (loss). These amounts subsequently are reclassified into interest expense as a yield adjustment of the hedged interest payments in the same period in which the related interest affects earnings.

Other derivatives not designated as hedging instruments under SFAS No. 133 consist primarily of purchase and written options used to hedge foreign currency cash flows. For derivative instruments not designated as hedging instruments under SFAS No. 133, changes in the fair values are recognized in operations in the period of change.

Fair value hedging transactions

As at December 31, 2004, the Company had entered into 42 currency forward contracts, as a hedge against sales contracts receivable and firm commitments, as follows:

Obligation to sell Euro 22.6 million for a total amount of US$ 27.2 million.
Obligation to sell Pounds Sterling 2.6 million for a total amount of US$ 4.6 million.
Obligation to sell NIS 5.7 million for a total amount of US$ 1.3 million.

Since the effect of the fluctuations in foreign currency exchange rates is set off against the effect on the hedged sales agreements, the Company does not have any exposure to exchange rate differentials in this connection.

As at December 31, 2004, the fair value of the fair value hedging transaction is credit US$ 5.4 million.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 11 - Commitments and Contingencies (cont'd)

D.	Financial instruments (cont'd)

Anticipated cash flow hedging transactions

As at December 31, 2004, the Company had entered into forward exchange contracts and also purchased and written options as hedges for currency exchange rates for various periods of time. These transactions constitute a future cash flow hedge for sales agreements and for the anticipated backlog of orders.

As at December 31, 2004, the Company had entered into 156 hedge transactions and strategies in respect of anticipated sales amounting to 218.9 million Euro, 16.7 million Pounds sterling and $ 1.3 million in other currencies.

The hedge transactions strategies are shown in the balance sheet at fair value. The fair value of future transactions is based on future exchange rates, as quoted at the balance sheet date.

As at December 31, 2004, the fair value of the cash flow hedging transaction is credit US$ 13.1 million.

Payroll expenses

As at December 31, 2004, the Company had entered into 11 future cash flow hedge transactions and strategies in respect of payroll expenses amounting to NIS 46.5 million.

As at December 31, 2004, the fair value of the cash flow hedging transaction is debit US$ 0.1 million.

The Company had net realized foreign currency exchange losses from all hedge transactions of $ 11.0 million, $ 6.9 million and $ 1.5 million in 2004, 2003 and 2002, respectively.

Comprehensive income (loss) for the year ended December 31, 2004 includes an unrealized loss of $ 8.3 million relating to the above hedge transactions. As of December 31, 2004 the net unrealized loss on financial instruments is $ 15.0 million. This amount is expected to appear in the statement of operations for the year ended December 31, 2005.

Interest rate cash flow risk

Interest expense for the years ended December 31, 2004, 2003 and 2002, includes net losses in the amount of $ 294 thousand, $ 502 thousand and $ 522 thousand, respectively, arising from the difference between the fixed interest rate in the interest rate swap agreements and the variable interest rate on the hedged debt obligation.

Non-hedging transactions

The financing expenses include a loss of $ 0.2 million, $ 2.0 million and $ 1.5 million for the years ended December 31, 2004, 2003 and 2002, respectively. This amount reflects the change in the exercise rate of the foreign currency between the future exercise rate and the rate prevailing at the balance sheet date deriving from the time value factor, which is not considered as being for hedging purposes.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 11 - Commitments and Contingencies (cont'd)

D.	Financial instruments (cont'd)

(2)	Concentration of credit risks

Financial instruments which expose the Company to risks of credit concentration, include cash, deposits, currency hedging transactions, trade and other receivables.

The cash and deposits as well as the hedging transactions are deposited and/or executed through a number of established financial institutions. These financial institutions are located in Israel, the USA and Europe. The policy of the Company is to avoid the risk of making deposits with one financial institution. The Company frequently evaluates the amounts and volume of the transactions executed with each one of the said financial institutions. The exposure in respect of credit to customers is limited due to the large number of customers and their geographical spread as well as the provision for doubtful debts in the financial statements.

As to the long-term deposits and customer debts see Note 4. Management of the Company believes that the credit risk is limited since the customers are large suppliers of communications services operating in countries in which this sector is anticipated to grow.

(3)	Fair value of the financial instruments

Management estimates that the fair value of the financial instruments is not materially different from the amounts included in the financial statements. In its determination of fair value, management used certain estimates, as described below, which do not necessarily indicate amounts which are recoverable in current market trading.

	-	Cash and cash equivalents, short-term investments, trade receivables, other receivables, trade payables, other payables and advances from customers:

The book value is the same as the fair value due to the short realization period and/or repayment date of these instruments.

	-	Long-term receivables and liabilities:

The book value is not materially different from the fair value since the Company’s interest rates on its long-term liabilities or receivables are not materially different from those indicated in respect of the assets and liabilities as at the balance sheet date.

E.	Capital expenditure commitments

The Company in Israel incurs capital expenditures pursuant to “Approved Enterprise” programs. At December 31, 2004, the Company is not committed to invest pursuant to existing programs. However, the Company submitted a request to the Investment Center to approve new investment plans at the value of $ 15.5 million. Approval and completion of such investment programs will provide tax benefits in the future (see Note 15A2).

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 11 - Commitments and Contingencies (cont'd)

F.	Purchase commitments

At December 31, 2004, the Company has commitments, in the aggregate amount of $ 64.7 million, covering, primarily, the purchase of materials as well as, to a lesser extent, for the acquisition of equipment (December 31, 2003 - $ 68.9 million).

G.	Guarantees

1.
The Company maintains certain third-party guarantees (primarily with banks) to support its performance obligations under customer contracts and other contracts that can be demanded in case of material breach of contracts. As at December 31, 2004, these guarantees approximated $ 17,043 thousand.

2.	The Company also maintains other third-party guarantees (primarily with insurance companies). As at December 31, 2004, these guarantees approximated $ 9,671 thousand.

H.	Commitments

1.
In November 2001, the Company sold its information technology unit ("IT") to EDS and signed a five-year outsourcing contract with EDS. Under the agreement, EDS assumed all the IT operations and is required to supply maintenance, support and development services during the term of the agreement, for a sum of between $ 15 and $ 18 million, per year. In 2003 a new five-year agreement replacing the previous agreement was signed with effect through 2007. The Company undertook to pay EDS $ 11.8 million in 2003 and amounts between $ 7.8 million and $ 8.8 million in 2004-2007 (in 2004 the Company paid to EDS $ 8.8 million).

In addition, for the years ended December 31, 2004 and 2003, the Company paid EDS $ 3 million and $ 2.2 million, respectively, for additional services.

2.
The Company has an obligation to indemnify the purchasers of certain activities and/or the purchasers of subsidiaries at rates which are stipulated in the sales agreement, should the purchasers be forced to discharge former employees of TTL during a period up to 2011 (see Note 10A(3)) and, therefore, to pay increased severance benefits.

In the opinion of Company management, the provisions for future indemnification, as stated, which are included in the financial statements, are proper and adequate.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 11 - Commitments and Contingencies (cont'd)

H.	Commitments (cont'd)

3.
If the Company dismisses any of the remaining unionized employees who joined from TTL by 2011, it is committed to pay them increased severance benefits or early retirement pensions, depending on age and seniority (see Note 10A(3)). As at December 31, 2004, the maximum amount payable as a result of this commitment is $ 15.8 million. Management does not expect to dismiss the said employees and therefore no provision in respect thereof has been included in the financial statements.

4.	Commitments to indemnify directors and officers

In August 2001, the Board of Directors of ECI resolved to grant ECI's directors and officers at the level of vice president and above, who may serve from time to time, indemnification to the fullest extent permitted by law and approved the form of indemnification letter provided to each such director and officer. The Company has undertaken to indemnify its directors and officers for financial obligations and reasonable litigation costs imposed on them in connection with their duties. The undertaking is limited to categories of events set forth in the indemnification letter and to an amount of $ 15 million per director and officer, per case.

The prospective indemnification and form of indemnification letter were approved by the shareholders of ECI.

In July 2002, the audit committee and the Board of Directors of ECI resolved, subject to shareholders approval, to raise the amount of the aforesaid undertaking to a limit of $ 30 million per director per case, but not more than a commitment of $ 225 million in the aggregate for all persons to be indemnified. The aforesaid changes were approved by ECI's shareholders.

Note 12 - Shareholders’ Equity

A.	Authorized, issued and outstanding shares
	Authorized
	December 31 2004	December 31 2003
	Number of shares
NIS 0.12 par value per share	200,000,000	200,000,000

1.	The Company’s shares (NIS 0.12 par value each) are traded in the United States on the over the counter market and are listed on the Nasdaq Stock Market.

2.	For details of the issued share capital and treasury stock, see Statement of Changes in Shareholders’ Equity.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 12 - Shareholders’ Equity (cont'd)

A.	Authorized, issued and outstanding shares (cont'd)

3.
On December 6, 2001, a private placement agreement was signed with a group of investors in respect of 12.5% of the issued share capital of the Company. The investors paid an amount of $ 50 million to the Company for the shares received. Part of the shares allotted to the investors were the balance of the Company's shares held as Treasury stock.

4.	Pursuant to a service agreement with one of the Company's directors, the Company issued to him in 2004, 2003 and 2002, 1,653, 5,650 and 3,940 Ordinary shares, respectively.

B.	Dividends

According to the Israeli corporate laws, dividends may be paid by the Company only out of accumulated earnings, or out of net income, in two consecutive years. See Note 15A(2).

C.	Share incentive and stock option plans

1.	ECI Plan

a.
The Company’s current stock option plans are the ECI Telecom Ltd. Key Employee Share Incentive Plan 1991 and the ECI Telecom Ltd. Employee Share Incentive Plan 2002 (together the "ECI Plans"), which were adopted by the shareholders at the Annual General Meetings held respectively on August 29, 1991 and November 19, 2002. The ECI Plans will expire on December 31, 2012.

The ECI Plans provide that options may be granted to any employee, director, consultant or contractor of the Company pursuant to (a) one or more sub-plans designed to benefit from the provisions of Section 102 of the Israeli Income Tax Ordinance (New Version) 1961 and (b) any other share incentive plan approved by the Board of Directors of the Company.

Under the terms of the ECI Plans, as of December 31, 2004, the Company is authorized to grant options for a total of 29,760,700 shares, subject to anti-dilution adjustment. The option awards are personal and non-assignable and terminate automatically upon termination of employment (except for approved retirement or termination caused by death or disability or as otherwise approved by the Board of Directors or its Remuneration Committee).

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 12 - Shareholders’ Equity (cont'd)

C.	Share incentive and stock option plans (cont'd)

1.	ECI Plan (cont'd)

Grants during the reporting period

The Company granted options to its employees and managers, as follows:

On March 4, 2004, the Company granted 70,896 share options at an exercise price of $ 6.80 per share.

On April 21, 2004, the Company granted 2,439,500 share options at an exercise price of $ 5.90 per share.

On May 10, 2004, the Company granted 400,000 share options at an exercise price of $ 5.42 per share.

On July 1, 2004, the Company granted 400,000 share options at an exercise price of $ 6.91 per share. The share options vest as follows: 200,000 options vest over 4 years, 6.25% on the last day of each quarter during 16 quarters. Additional 200,000 options vest over 5 years, 5% on the last day of 20 quarters.

On August 23, 2004, the Company granted 82,000 share options at an exercise price of $ 6.56 per share.

In September 2004, the Company's shareholders approved the grant by the Company of an aggregate of 79,452 share options to two directors. One grant was of 52,452 share options at an exercise price $2.89 per share of which one-third vested in September 2004 and remaining two thirds vest in July 2005 and July 2006, respectively. The other grant was of 27,000 share options at an exercise price $6.56 per share, of which fifty percent vest in March 2005 and March 2006, respectively.

On November 16, 2004, the Company granted 125,000 share options at an exercise price of $ 7.95 per share.

On December 9, 2004, the Company granted 60,000, share options at an exercise price of $ 8.13 per share.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 12 - Shareholders’ Equity (cont'd)

C.	Share incentive and stock option plans (cont'd)

1.	ECI Plan (cont'd)

Unless otherwise stated, the majority of the share options mentioned above vest as follows: 12.5% after six months and 6.25% on the last day of each following quarter over a period of 14 quarters.

None of the above share options were granted at exercise prices below the market price on the date of the grant.

Following approval by the board of directors and audit committee, the Company’s shareholders approved adjustments to the terms of outstanding stock option awards, in order to preserve the aggregate intrinsic value of such stock options in light of the distribution to shareholders of 7.6 million of the Company's shares in ECtel Ltd. (See Note 21B). On April 30, 2004, immediately prior to the ex-dividend date for the distribution of the ECtel shares, the closing market price of the Company's shares on Nasdaq was $5.60 per share. As a result of the proposed distribution, the opening market price on the business day immediately following, May 3, 2004, was adjusted to $5.36 per share, a reduction of $0.24 per share, or 4.305%. The main provisions of the adjustments are set forth below and applied to stock options granted prior to May 3, 2004:

	•	The exercise price of outstanding stock options granted at an exercise price of less than $5.60 per share, was reduced by 4.305% and rounded upwards to a whole cent.

	•	The exercise price of outstanding stock options granted at an exercise price of, or in excess of, $5.60 per share, was reduced by $0.24 per share.

•
Additional 462,939 stock options were granted to employees, directors or consultants of the Company who, on May 3, 2004, held stock options with an exercise price of less than $5.60 per share. The number of additional stock options equated to approximately 4.5% of the said stock options held by such grantees at May 3, 2004. The additional stock options are exercisable at a price per share equivalent to the new, reduced exercise price of the original stock options, and in the same proportions and will expire on the same dates as the original stock options.

There was no accounting consequence for the above changes made to the exercise price and the number of shares, since the above adjustments meet the criteria set forth in FIN 44, "Accounting for Certain Transactions involving Stock Compensation (an interpretation of APB Opinion No. 25)" as follows:

	a.	The aggregate intrinsic value of the award immediately after the change was not greater than the aggregate intrinsic value of the award immediately before the change.

	b.	The ratio of the exercise price per share to the market value per share was not reduced.

During the reporting period, 1,353,765 options were exercised.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 12 - Shareholders’ Equity (cont'd)

C.	Share incentive and stock option plans (cont'd)

1.	ECI Plan (cont'd)

b.	Stock options under the ECI Plans are as follows:

	2004	2003	2002
	Number of shares	Number of shares	Number of shares
Total number authorized at beginning of year	29,760,700	26,760,700	14,760,700
Increase in number authorized during year	—	3,000,000	12,000,000
Options unexercised at beginning of year	(19,067,545)	(12,349,747)	(12,087,850)
Exercised till beginning of year	(2,129,800)	(2,028,982)	(2,028,982)
Granted during year (*)	(4,154,481)	(10,523,271)	(780,000)
Cancelled during year	2,429,077	3,704,655	518,103

Authorized for future grant at end of year	6,837,951	8,563,355	12,381,971

Exercised during the year **	1,353,765	100,818	—
** Average price of options exercised
during year (in US$)	1.83	2.62	—
Options unexercised at end of year	19,439,184	19,067,545	12,349,747

Options may be exercised as follows (1):
First year or thereafter	16,840,697	16,540,199	11,997,247
Second year or thereafter	1,328,180	1,911,858	147,500
Third year or thereafter	1,270,307	615,488	205,000

	19,439,184	19,067,545	12,349,747
(*) Including grants as a result of distribution of ECtel's shares (see C1 and Note 21B).

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 12 - Shareholders’ Equity (cont’d)

C.	Share incentive and stock option plans (cont’d)

1.	ECI Plan (cont'd)

b.	Stock options under the ECI Plans (cont'd)

(1) To be paid in NIS based on the rate of exchange of the dollar on the date of payment as follows:

	2004	2003	2002
Dollars per Share (*)(**)	Number of shares	Number of shares	Number of shares
Zero	2,518,982	2,942,728	—
1.26 - 3.04	2,213,569	2,587,619	650,000
3.11	4,673,266	5,124,326	—
3.12 - 8.13	4,102,460	598,334	798,600
13.76 - 20.76	748,991	1,134,842	1,443,016
23.76 - 26.14	176,500	183,500	269,000
26.42	3,075,356	3,985,054	5,630,531
27.27 - 29.29	1,295,610	1,792,292	2,705,950
29.76 - 39.76	634,450	718,850	852,650

	19,439,184	19,067,545	12,349,747

	(*)	The dollars per share exercise range figures were adjusted as a result of distribution of ECtel's shares (see C1 and Note 21B).
	(**)	As of December 31, 2004, the weighted average exercise price was $ 10.34 and the weighted average remaining contractual life of outstanding options was 7.1 years.

2.	Fair value method

a.
In October 1995 the Financial Accounting Standards Board (FASB) issued SFAS 123 “Accounting for Stock-based Compensation” which establishes financial accounting and reporting standards for stock-based compensation plans. The statement defines a fair value based method of accounting for an employee stock option.

As required by SFAS 123, the Company has determined the weighted average fair value per option of stock-based arrangements grants during 2004, 2003 and 2002 to be $ 3.4, $ 1.7 and $ 2.2, respectively. The fair values of stock based compensation awards granted were estimated using the “Black - Scholes” option pricing model with the following assumptions.

Year of grant	Option Term	Expected volatility	Risk free interest rate
2004	5	72	2.00%
2003	5	70	1.00%
2002	5	105	1.50%

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 12 - Shareholders’ Equity (cont’d)

C.	Share incentive and stock option plans (cont’d)

2.	Fair value method (cont'd)

b.
Had the compensation expenses for stock options granted under the Company’s stock option plans been determined based on fair value at the grant dates consistent with the method of SFAS 123, the Company’s net income (loss) and net income (loss) per share would have been as follows:

	For the year ended December 31
	2004	2003	2002
	$ in thousands, except per share amounts

Net income (loss), as reported	10,153	(71,040)	(162,468)
Add: Stock-based employee compensation
expenses included in reported net
income (loss), net of related tax effects	1,650	3,568	286
Deduct: Total stock-based employee compensation
expense determined under the fair value
based method for all awards, net of
related tax effects	(10,072)	(23,450)	(59,930)

Pro Forma net income (loss)	1,731	(90,922)	(222,112)

Basic earnings (loss) per share ($):
- as reported	0.09	(0.65)	(1.54)
- pro forma	0.02	(0.84)	(2.10)
Diluted earnings (loss) per share($):
- as reported	0.09	(0.65)	(1.54)
- pro forma	0.01	(0.84)	(2.10)

3.	Employee Stock Purchase Plans ("ESPP")

In July 2000, the ECI Telecom Ltd. 2000 Employee Stock Purchase Plans were approved. Under the ESPP plan all employees were permitted to purchase shares at a price equal to 85% of the lower of the fair market value at the beginning or end of each offering period.

Under the ESPP, the Company sold to its employees during 2003 and 2002 418,983 and 775,123 ordinary shares of the Company (which, in 2001 were previously treasury stock), respectively. The ESPP plan is no longer in effect.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 13 - Balances in Currencies Other Than the Dollar

	December 31, 2004				December 31, 2003
	Israeli currency				Israeli currency
		Foreign currency				Foreign currency
		Euro	Pounds Sterling	Others		Euro	Pounds Sterling	Others
Assets	$ in thousands
Trade receivables	18,838	35,161	5,285	1,346	11,613	48,343	997	1,390
Other current assets (include
discontinued operations)	23,460	10,630	1,162	2,068	26,262	5,123	5,945	4,253
Long-term deposits and marketable
securities	14,870	—	—	—	18,282	—	—	—
Asses held for severance benefits	25,182	—	—	—	24,431	—	—	—

	82,350	45,791	6,447	3,414	80,588	53,466	6,942	5,643

Liabilities
Trade payables	32,471	8,305	186	1,269	27,985	3,909	195	2,462
Other current liabilities (include
discontinued operations)	23,297	17,111	3,775	1,403	36,621	6,571	3,057	4,553
Liabilities for employee severance
benefits	50,514	—	—	190	50,024	—	—	65

	106,282	25,416	3,961	2,862	114,630	10,480	3,252	7,080

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 14 - Charges (Assets Pledged)

The existing and future liabilities of the Company towards Israeli banks are collateralized by certain pledges on assets (real estate in Israel), on certain rights (shares in companies held by the Company ) and by an unlimited "negative pledge" on the Company's assets. As a condition to the continued granting of credit by the banks, the Company is to maintain certain financial ratios, inter alia, tangible equity to total liabilities, current ratio and certain ratios of operating income. See Note 22B.

See Note 4A for pledges on deposits.
See Note 17B for restricted deposits.

Note 15 - Taxes on Income

A.	Tax programs under various Israeli tax laws:

1.	Israel tax reform

During 2003, tax reform legislation was enacted, which significantly changed the taxation basis of corporate and individual taxpayers from a territorial basis to a worldwide basis. From such date an Israel resident taxpayer will be taxed on income produced and derived both in and out of Israel.

The main provisions of the tax that are relevant to the Company are as follows:

	a)	Transfer pricing of international transactions with related parties.

The Income Tax Ordinance was amended to include provisions concerning transfer pricing between related parties, where one of the parties is situated abroad. The Company considers that the transfer pricing policy adopted with foreign affiliates and subsidiaries is economically fair and that it complies with the said regulations.

	b)	Employee stock incentive plans

The tax reform codified past practice and determined three alternative tracks for taxing employee stock option plans. Where a trustee arrangement is in place, the employer can either claim an expense for tax purposes while the employee will be fully taxed up to the maximum marginal tax rate of 49% or the Company can waive the tax expense and the employee will pay a reduced tax rate of 25% after ending of a "trustee period" (2-3 years from the date of grant). Where there is no trustee arrangement, the employee is fully taxable and no expense is allowed to the Company. There are detailed provisions for implementing these tracks. The Company chose to waive the tax expense and the employees will pay a reduced tax rate of 25%.

	c)	Controlled foreign company (CFC)

The amendment to the law introduced Controlled Foreign Company (CFC) provisions, which, in certain circumstances, will lead to the Israeli company being charged to tax on passive income of foreign affiliates as if it had received a dividend from such companies.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 15 - Taxes on Income (cont'd)

A.	Tax programs under various Israeli tax laws: (cont'd)

d)
Capital gain tax is reduced to 25% from 36%, (except with respect to capital gains from marketable securities which consist to be 36%), with transitional provisions for assets acquired prior to January 1, 2003.

	e)	The seven year limit for carrying forward of capital losses has been removed with respect to capital losses arising from 1996 and thereafter.

2.	In June 2004, the Knesset (the Israeli Parliament) approved the Income Tax Ordinance Amendment (No. 140 and Temporary Order), 2004 ("the Amendment").

The Amendment prescribes a gradual reduction in the corporate tax rate, from 36% (in 2001 to 2003) to 30%, in the following manner: in the 2004 tax year, a tax rate of 35% will be imposed, in 2005 a tax rate of 34% will be imposed, in 2006 a tax rate of 32% will be imposed, and from the 2007 tax year and thereafter, the tax rate will be 30%. The Israeli tax rate change had zero current impact on the Company due to its loss carryforwards and the associated valuation allowance.

The current taxes for 2004 (other than an "Approved Enterprise" related income) and the deferred tax balances at December 31, 2004 are calculated based on the new tax rates, as prescribed in the Amendment.

In the event of distribution of cash dividends from income taxed at zero rate, a reduced tax rate in respect of the amount distributed would have to be paid. As of December 31, 2004, the Company has an accumulated loss and therefore it cannot distribute a cash dividend - see Note 12B. Effectively such dividend distribution would be reduced by the amount of the tax. Benefits are attributed to an “Approved Enterprise” based on the growth in turnover upon implementation of each plan.

3.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959.

Pursuant to the above Law, the Company and its Israeli subsidiaries are entitled to tax benefits relating to investments in “Approved Enterprises” in accordance with letters of approval received.

A major part of the production facilities of the Company and its Israeli subsidiaries has been granted the status of an “Approved Enterprise” under the above Law. According to the Law, a company is entitled to an investment grant (up to 24% of investment cost) and also to a tax benefit, which grants the company a reduced tax rate of 25% for a specific period (Alternative A). The Company’s “Approved Enterprise” is subject to zero tax rates under the “Alternative Benefit Method” and reduced tax rates (25% subject to examination of the level of foreign ownership), for specified periods (alternative B). All of the approved enterprises, which currently entitle the Company to benefits, are under alternative B.

The period of benefits in respect of most of the Company’s production facilities will terminate in the years 2005-2011. Some of the Company’s current investments are made under new approvals, or under a request of a new approval.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 15 - Taxes on Income (cont'd)

A.	Tax programs under various Israeli tax laws: (cont'd)

4.	Measurement of results for tax purposes under the Income Tax Law (Inflationary Adjustments), 1985.

Under this law, operating results for tax purposes are measured in real terms, in accordance with the changes in the Israeli CPI, or in the exchange rate of the dollar - for a “Foreign Investors’ Company”, as defined by the Law for the Encouragement of Capital Investments, 1959. The Company and its Israeli subsidiaries elected to measure their operating results on the basis of the changes in the Israeli CPI. As a result the Company and its subsidiaries are entitled to deduct from their taxable income an “equity preservation deduction” (which partially compensates for the decrease in the value of shareholders’ equity resulting from the annual rise in the Israel CPI).

5.	Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969.

The Company is an “Industrial Company” as defined by this Law, and as such is entitled, among other benefits, to claim accelerated depreciation of machinery and equipment as prescribed by regulations issued under the inflationary adjustments tax law.

6.	The rate of company tax on income received in Israel from sources other than an Approved Enterprise is mainly 35%.

7.
In 2002 the Company came to an arrangement with the income tax authorities concerning tax returns filed by TTL through 1998. Among other terms of the arrangement, the Company undertook to pay a further $ 1.4 million in taxes if it does not produce certain confirmations from government agencies in future periods as defined in the arrangement. In the opinion of Management, the provisions included in the balance sheet are adequate and sufficient.

B.	Non-Israeli subsidiaries

Non Israeli subsidiaries are taxed based upon tax laws in their countries of residence.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 15 - Taxes on Income (cont'd)

C.	Taxes on income from continuing operations

Taxes on income included in the consolidated statements of operations are comprised as follows:
	Year ended December 31
	2004	2003	2002
	$ in thousands	$ in thousands	$ in thousands
Current taxes relating to -
The Company and its Israeli subsidiaries	1,436	1,402	1,792
Foreign subsidiaries*	693	(6,704)	211
	2,129	(5,302)	2,003

Deferred taxes relating to -
The Company and its Israeli subsidiaries	—	559	6,179
Foreign subsidiaries	(205)	6,884	274
	(205)	7,443	6,453

	1,924	2,141	8,456

(*)	In 2002 - Including tax benefits of $ 1,136 thousand with respect to previous years.
In 2004 - including tax benefits of $ 758 thousand - with respect to previous years.

D.	Loss from continuing operations before taxes on income

	Year ended December 31
	2004	2003	2002
	$ in thousands	$ in thousands	$ in thousands
The Company and its Israeli subsidiaries	22,677	(31,395)	(86,066)
Foreign subsidiaries	(3,005)	(6,929)	1,800

	19,672	(38,324)	(84,266)

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 15 - Taxes on Income (cont’d)

E.	Reconciliation of the statutory tax expense (benefit) to actual tax expense

A reconciliation of the statutory tax expense, assuming all income is taxed at the statutory rate (see A2 above) applicable to the income of companies in Israel, and the actual tax expense is as follows:

	Year ended December 31
	2004	2003	2002
	$ in thousands	$ in thousands	$ in thousands
Income from continuing operations as reported in
the consolidated statements of operations	19,672	(38,324)	(84,266)

Tax rate	35%	36%	36%

Statutory income tax on the above amount	6,885	(13,796)	(30,335)

Foreign tax rate differential	(7)	(1,519)	2,403

Current income/ (losses) for which no deferred
tax expense (benefit) has been recorded	(3,851)	10,160	5,661

Tax benefits with respect to previous years	(758)	-	(1,136)

Effect of lower tax rates arising from
"Approved Enterprise Status"	(1,805)	2,652	15,357

Increase (decrease) in taxes resulting from
permanent differences and non deductible
expenses	2,693	7,154	15,963

Other*	(1,233)	(2,510)	543

Taxes on income for the reported year	1,924	2,141	8,456

(*)
Resulting from the difference between the changes in the Israeli CPI, which forms the basis for computation of taxable income of the Company and its Israeli subsidiaries - (see A4 above) and the exchange rate of Israeli currency relative to the dollar.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 15 - Taxes on Income (cont’d)

F.	Components of deferred income tax

(1)	As at December 31, 2004 and December 31, 2003, deferred income tax consists of future tax assets (liabilities) attributable to the following:

	December 31 2004	December 31 2003
	$ in thousands	$ in thousands
Deferred tax assets:
Capital loss carryforward	52,281	40,815
Operating loss carryforward (a)	119,471	60,584
Vacation pay accruals, severance pay fund, net, and
other accruals	13,785	3,770
Property, plant and equipment	3,138	4,526
Other	4,577	3,887

Gross total deferred tax assets	193,252	113,582
Valuation allowance for deferred tax assets (a)	(181,218)	(100,984)
Net deferred tax assets (a)	12,034	12,598

Deferred tax liabilities:
Software development costs	(2,887)	(1,629)
Property, plant and equipment	-	(2,027)

Net deferred tax liabilities	(2,887)	(3,656)
Deferred income taxes, net (b)	9,147	8,942

(a)
In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and during which the carryforwards are available. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2004. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. Based on this assessment, as of December 31, 2004, the Company determined that it is more likely than not that $ 9.1 million of such assets will be realized, therefore resulting in a valuation allowance of $ 181.2 million.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 15 - Taxes on Income (cont’d)

F.	Components of deferred income tax (cont'd)

(1)	(a) (cont'd)

The valuation allowance for deferred tax assets as of January 1, 2004, 2003 and 2002 was $ 101 million, $ 94 million and $ 70 million, respectively. The net change in the total valuation allowance for the year ended December 31, 2004, 2003 and 2002 was an increase of $ 80 million, $ 7 million and $ 24 million, respectively.

If changes occur in the assumptions underlying the Company's tax planning strategies or in the schedulings of the reversal of the Company's deferred tax liabilities, the valuation allowance may need to be adjusted in the future.

The Company has not recognized a deferred tax liability of approximately $ 901 thousand for the undistributed earnings of its foreign operations that arose in 2004 and prior years because the Company currently does not expect those unremitted earnings to reverse and become taxable to the Company in the foreseeable future. A deferred tax liability will be recognized when the Company is no longer able to demonstrate that it plans to permanently reinvest undistributed earnings. As of December 31, 2004, the undistributed earnings of these subsidiaries were approximately $ 7,301 thousand.

(b)
Long-term deferred taxes in the amount of $ 9,033 thousand are included in the other assets item of the balance sheet, short-term deferred taxes in the amount of $ 114 thousands are included in other receivables.

(2)
As at December 31, 2004, the Company and its subsidiaries had, for tax purposes, operating loss carryforwards, capital loss carryforwards and general business credit carryforward of $ 504.9 million, $ 147.1 million and $ 1.0 million, respectively.

The Company had no minimum tax credit carryover. A portion of the federal net operating loss carryforwards will begin to expire over the period of 2019 through 2023. The general business credits will expire as follows: $ 302 thousand, $ 495 thousand and $ 208 thousand in through 2005, 2007 and 2008, respectively. Substantially, all of the capital losses have an unlimited carryforward period.

G.	Tax assessment

Final tax assessments have been received by some of the Israeli companies through the 1999 tax year.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 16 - Related Party Transactions

Related parties are comprised of principal shareholders (10% and up of the Company’s share capital) and their subsidiaries and affiliates as well as affiliates of the Company. All related party transactions were at market rates.

Transactions with related parties are mainly as follows:

a.	Sales of certain of the Company’s products and expenses related to such sales;

b.	Financing expenses owing to the issue of capital notes convertible into shares and working capital balances;

A.	Balances due to or from related parties:
	December 31 2004	December 31 2003
	$ in thousands	$ in thousands
Assets:
Trade receivables	18,362	3,530
Other receivables	236	317
Long-term receivables, net	81,112	85,538
Investments	—	5,600

Liabilities:
Trade payables	1,383	3,635
Other payables	59	10,064

B.	Income from, and expenses to, related parties:
	Year ended December 31
	2004	2003	2002
	$ in thousands	$ in thousands	$ in thousands
Sales	25,610	28,473	4,945
Cost of revenues	3,287	8,751	2,264
Selling and marketing expenses	1,028	2,779	2,043
General and administrative expenses	955	8,098	39,338
Financial expenses	68	15	108
Financial income	47	46	9,974
Other expenses	—	3,400	18,000

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 17 - Supplementary Financial Statement Information

Balance sheet:

A.	Cash and cash equivalents

Including deposits of $55,039 thousand at December 31, 2004 (December 31,2003 - $ 109,319 thousand).

B.	Short-term investments

Including restricted balances of $1,035 thousand at December 31, 2004 (December 31, 2003 - $ 1,035 thousand).

C.	Trade receivables

Net of provision for doubtful accounts of $ 25,387 thousand at December 31, 2004 (December 31, 2003 - $ 29,775 thousand).

The activity in the allowance for doubtful accounts for impaired notes receivable for the years ended December 31, 2004 and 2003 follows:
	December 31 2004	December 31 2003
	$ in thousands	$ in thousands
Allowance for doubtful accounts at beginning of year	29,775	34,764
Additions charged to bad debt expense	3,798	10,378
Write-down charged against the allowance	(5,258)	(1,200)
Recoveries of amounts previously charged off	(2,928)	(1,038)
Reclassified to discontinued operations	—	(13,129)

Allowance for doubtful accounts at end of year	25,387	29,775

As to sales of certain trade receivables, see Note 17P.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 17 - Supplementary Financial Statement Information (cont'd)

D.	Other receivables

	December 31 2004	December 31 2003
	$ in thousands	$ in thousands
Employees	918	1,147
Chief Scientist	3,031	2,033
Deferred income tax	114	101
Accrued income and interest	2,341	976
Advances to suppliers	4,228	708
Related parties	18	317
Others	12,791	8,893

	23,441	14,175

E.	Short-term loans and current maturities of long-term debts

Consist of the following:

	December 31 2004	December 31 2003
	$ in thousands	$ in thousands
Short term loans	—	—
Current maturities of long term debts	30,000	30,000

	30,000	30,000

F.	Other payables and accrued liabilities

Consist of the following:

	December 31 2004	December 31 2003
	$ in thousands	$ in thousands
Employees and social benefits	28,023	25,640
Chief Scientist	2,919	—
Tax authorities	11,913	4,741
Commissions payable	12,234	13,670
Advances from customers	37,202	7,761
Warranty accrual (*)	6,007	6,328
Accrued expenses	35,182	28,384
Fair value of derivatives	13,174	5,944
Other payables and accrued liabilities	2,994	7,971

	149,648	100,439

(*) Balance at the beginning of the year	6,328	9,546
Warranty expenses	(3,123)	(5,104)
Change in accrual	2,802	2,866
Reclassified to discontinued operations	—	(980)
Balance at the end of the year	6,007	6,328

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 17 - Supplementary Financial Statement Information (cont'd)

G.	Disclosures about segments and related information

1.	Segment Activities Disclosure:

Segment information is presented in accordance with SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." This standard is based on a management approach, which requires segmentation based upon the Company's internal organization and internal financial reports to management. The Company's internal financial reporting systems present various data for management to run the business, including statement of operations (P&L).

In 2003, following the sale of NGTS and the merger of Enavis and Lightscape, there was a change in the segments of the Company. Accordingly, in prior years the results of Enavis and NGTS were classified under Optical Networks and Others, respectively.

Hereunder the Company's segments:

Broadband Access Division (formerly - Inovia)

The broadband access systems division focuses on the development and production of access products for communications systems, including broadband solutions which make it possible to transfer multi-media content, as well as certain narrowband solutions. These products are designed to allow telecom operators to offer their retail customers broadband access for data applications over telephone (copper) lines, primarily using DSL technology.

Optical Network Division (formerly - Lightscape and Enavis)

The division is a supplier of intelligent optical networking solutions for the metro and regional optical markets. It provides fully managed and scalable optical networks allowing "just on time" seamless coupling of network growth to the changing service needs of the operator, while delivering a variety of services including data, voice and video by means of optic DWDM, SDH/Sonet or Gigabit, Ethernet or other data transmission interfaces.

The products are based on advanced synchronic digital hierarchy and optical technologies. Its lead product is the XDM, an optical dubbing system based on a new technique of band flattening which makes extensive use of state-of-the-art technology. The XDM enables the user to choose the initial platform for simple, low-speed, applications and, at a later stage, to expand them as required, simply, efficiently and at low cost

In addition, the division develops, markets and supplies modular solutions for broadband management on digital cross connect platforms for long haul applications, enabling operators to provide services in a variety of protocols and technologies, thus profiting from the width of the band laid in the optical infrastructure.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 17 - Supplementary Financial Statement Information (cont'd)

G.	Disclosures about segments and related information (cont'd)

1.	Segment Activities Disclosure: (cont'd)

Other

The Other segment contains mainly the Company’s manufacturing and service units; head office and management services; general and project management services to outside customers and others; and other activities which are not identified with any of the operational segments.

The Company’s manufacturing and service units serve as manufacturing and service sub-contractors and carry out activities primarily for the above divisions and for Veraz. The cost of manufacturing is included in the cost of sales of each of the divisions, as applicable.

Included in the Other segment until December 2002, were the activities of the Company’s NGTS (Next Generation Telephony System) division, whose principal operations were transferred to Veraz. (See Note 5A.) This division developed and manufactured solutions for the transmission of telephony over internet protocol (IP) networks at carrier grade levels of quality, reliability and density. It specialized in supplying media gateways connecting IP networks to traditional communication networks and offered combined solutions for the transmittal of telephony over IP networks.

2.	Operational segments statement operation disclosure:

The following financial information is the information that management uses for analyzing the results. The figures are presented in consolidated method as presented to management.

	Year ended December 31, 2004
	Optical Network	Broadband Access	Other	Consolidated
	$ thousands	$ thousands	$ thousands	$ thousands
Revenues	254,058	212,939	29,715	496,712

Operating expenses (*)	250,964	188,336	40,455	479,755
Restructuring expenses	—	—	2,585	2,585

Operating income (loss)	3,094	24,603	(13,325)	14,372

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 17 - Supplementary Financial Statement Information (cont'd)

G.	Disclosures about segments and related information (cont'd)

2.	Operational segments statement operation disclosure: (cont'd)
Year ended December 31, 2003
Optical Network	Broadband Access	Other	Consolidated
$ thousands	$ thousands	$ thousands	$ thousands
Revenues	177,706	182,290	32,571	392,567

Operating expenses (*)	207,659	165,862	42,190	415,711
Impairment of assets	—	—	667	667
Restructuring expenses	7,243	478	673	8,394

Operating income (loss)	(37,196)	15,950	(10,959)	(32,205)

Year ended December 31, 2002
Optical Network	Broadband Access	Other	Consolidated
$ thousands	$ thousands	$ thousands	$ thousands
Revenues	233,218	241,807	75,409	550,434

Operating expenses (*)	262,754	237,154	118,908	618,816
Impairment of assets	—	—	3,725	3,725
Loss from exchange of assets	—	—	6,783	6,783

Operating income (loss)	(29,536)	4,653	(54,007)	(78,890)

(*)	Includes cost of sales, research and development costs, selling and marketing expenses, general and administrative expenses and amortization of acquisition - related intangible assets.

3.	The following financial information identifies the assets to segments:

Year ended December 31, 2004
Optical Network	Broadband Access	Other	Consolidated
$ thousands	$ thousands	$ thousands	$ thousands
Assets *	241,291	131,597	170,018	542,906
Unallocated assets				311,903
Total consolidated assets				854,809

Depreciation and amortization**	20,684	10,658	6,021	37,363
Capital investments	15,271	6,392	13,720	35,383

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 17 - Supplementary Financial Statement Information (cont’d)

G.	Disclosures about segments and related information (cont'd)

3.	The following financial information identifies the assets to segments: (cont'd)

Year ended December 31, 2003
Optical Network	Broadband Access	Other	Consolidated
$ thousands	$ thousands	$ thousands	$ thousands
Assets*	189,235	108,288	199,280	496,803
Unallocated assets				405,193
Total consolidated assets				901,996

Depreciation and amortization**	18,332	11,208	14,458	43,998
Capital investments	11,322	4,130	5,751	21,203

(*)	The assets include: trade receivables (short and long-term), inventories, property, plant and equipment, software development costs, goodwill and other intangibles.
(**)	Including impairment of assets.

4.	Sales to significant customers

The following table summarizes the percentage of sales to significant customers group (when they exceed 10 percent of total revenue for the year):

	Year ended December
	2004	2003	2002
Customer 1	13%	19%	23%
Customer 2	14%	11%	11%

5.	Information on sales by geographic distribution

	Year ended December 31
	2004	2003	2002
	$ in thousands	$ in thousands	$ in thousands
North America	21,894	21,627	40,665
Europe	291,460	232,136	344,590
Asia Pacific and Australia	99,436	64,731	111,327
Israel	68,742	61,818	31,522
Others	15,180	12,255	22,330

	496,712	392,567	550,434

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 17 - Supplementary Financial Statement Information (cont’d)

H.	Cost of revenues

Year ended December 31
2004	2003	2002
$ in thousands	$ in thousands	$ in thousands
Finished products consumed	267,981	197,906	288,867
Other manufacturing and other service costs	25,972	43,024	51,486

Cost of revenues	293,953	240,930	340,353

Provision for inventory write off
(see also Note 20)	—	—	7,446
Royalties to the government (see Note 11(C)(1))	7,018	*(1,632)	9,317

	300,971	239,298	357,116

(*)
In 2003, the Company reached an arrangement with the Chief Scientist according to which it would be credited with the amounts of the excess royalties that were paid in respect of the sale of certain products in prior years. Such credits amount to $ 6.3 million.

I.	Research and Development costs, net

Year ended December 31
2004	2003	2002
$ in thousands	$ in thousands	$ in thousands
Expenses incurred	72,893	76,557	102,022
Less - grant participations (see Note 11C)	8,023	14,516	21,843

	64,870	62,041	80,179

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 17 - Supplementary Financial Statement Information (cont’d)

J.	Selling and marketing expenses

Year ended December 31
2004	2003	2002
$ in thousands	$ in thousands	$ in thousands
Salaries and employee benefits	37,387	35,033	42,858
Agents’ commissions	13,457	10,903	17,969
Advertising and exhibitions	2,699	2,195	1,978
Foreign travel	5,047	4,469	5,986
Other	19,833	21,043	28,518
	78,423	73,643	97,309

K.	General and administrative expenses

Year ended December 31
2004	2003	2002
$ in thousands	$ in thousands	$ in thousands
Salaries and employee benefits	19,225	16,949	21,628
Rent and maintenance of premises	1,065	1,817	3,210
Bad and doubtful debt expenses	1,200	(1)9,108	(1)44,623
Other	14,001	11,082	12,991
	35,491	38,956	82,452
(1) See also Note 4C(2).

L.	Financial income/expenses, net

Year ended December 31
2004	2003	2002
$ in thousands	$ in thousands	$ in thousands
Financial expenses:
Interest on loans from banks	1,518	2,449	10,036
Bank charges	2,117	1,529	2,837
Exchange rate differences (see Note 1A(6))	2,927	4,556	4,359
Loss from marketable securities	—	—	661
	6,562	8,534	17,893
Financial income:
Interest mainly on bank deposits and receivables	3,038	6,397	19,935
Exchange rate differences (see Note 1A(6))	2,772	624	3,656
Gain from marketable securities	3,359	770	—
	9,169	7,791	23,591

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 17 - Supplementary Financial Statement Information (cont’d)

M.	Other income (expenses), net

Year ended December 31
2004	2003	2002
$ in thousands	$ in thousands	$ in thousands
Gain from sale of shares and issuance of new shares
in a consolidated subsidiary (1)	—	—	11,397
Gain (loss) from sale of property and equipment, net	735	(167)	(881)
Loss from realization of investments and allowance
for impairment of investments (2)	(2,469)	(1,587)	(3,139)
Realization of gain on available for sales securities	1,487	—	—
Decline in value of convertible notes (see Note 5B)	—	(3,400)	(18,000)
Gain from cancellation of a provision to the Israeli
Comptroller of Restrictive Trade Practices
(see Note 11A(5))	6,000	—	—
Loss from impairment of amounts funded for
severance pay	(1,000)	—	—
Provision for the payment of indirect duty	(1,600)	—	—
Other	(460)	(222)	(451)

Total other income (expenses), net	2,693	(5,376)	(11,074)

(1)
During 2002, the Company sold 8.5% of the share capital of ECtel. As a result, the Company recognized a pre-tax gain of $ 11.4 million. Following the sale and conversion of options, the Company's holding in ECtel decreased to 59%.

(2)
Arising from a permanent impairment in the value of an investment. The write down is based, among other factors, on stock exchange prices, the operations of the investee and a series of other relevant considerations.

N.	Supplementary Statement of Operations information

Year ended December 31
2004	2003	2002
$ in thousands	$ in thousands	$ in thousands
Expenses:
Maintenance and repairs	9,034	9,963	7,459
Depreciation of property, plant and equipment	22,712	23,830	32,009
Taxes (other than income taxes)	1,521	2,171	2,453
Rent	7,820	11,507	21,200
Advertising costs	3,259	1,980	2,558
Royalties	7,018	162	11,412
Amortization of capitalized software	13,005	15,157	19,939

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 17 - Supplementary Financial Statement Information (cont’d)

O.	Earnings (loss) per share (“EPS”)

Following are the details of the basic EPS:

	2004			2003			2002
	Net income	Number of shares	Earnings per share amount	Net loss	Number of shares	Loss per share amount	Net loss	Number of shares	Loss per share amount
	$ in thousands	in thousands	$	$ in thousands	in thousands	$	$ in thousands	in thousands	$
Income (loss) from continuing operations	14,056	108,575	0.13	(44,723)	107,831	(0.41)	(95,202)	105,512	(0.90)

Cumulative effect of accounting
change, net of taxes	—	—	—	—	—	—	(550)	105,512	(0.01)

Discontinued operations	(3,903)	108,575	(0.04)	(26,317)	107,831	(0.24)	(66,716)	105,512	(0.63)

Net income (loss) per share	10,153	108,575	0.09	(71,040)	107,831	(0.65)	(162,468)	105,512	(1.54)

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 17 - Supplementary Financial Statement Information (cont’d)

O.	Earnings (loss) per share (“EPS”) (cont'd)

Following are the details of diluted EPS:

2004			2003			2002
Net income	Number of shares	Earnings per share amount	Net loss	Number of shares	Loss per share amount	Net loss	Number of shares	Loss per share amount
$ in thousands	in thousands	$	$ in thousands	in thousands	$	$ in thousands	in thousands	$
Income (loss) from continuing operations	14,056	117,133	0.12	(44,723)	107,831	(0.41)	(95,202)	105,512	(0.90)

Cumulative effect of accounting
change, net of taxes	—	—	—	—	—	—	(550)	105,512	(0.01)

Discontinued operations	(3,903)	117,133	(0.03)	(26,317)	107,831	(0.24)	(66,716)	105,512	(0.63)

Net income (loss) per share	10,153	117,133	0.09	(71,040)	107,831	(0.65)	(162,468)	105,512	(1.54)

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 17 - Supplementary Financial Statement Information (cont’d)

P.	Factoring of financial assets

The Company entered into accounts receivable factoring agreements with a number of financial institutions ("banks"). Under the terms of the agreements, the Company has the option to factor receivables, with the banks on a non-recourse basis, provided that the banks approve the receivables in advance. In some cases, the Company continues to be obligated in the event of commercial disputes, (such as product defects) which are not covered under the credit insurance policy, unrelated to the credit worthiness of the customer. The Company accounts for the factoring of its financial assets in accordance with the provisions of SFAS No. 140.

The agreements call for factoring fees on invoices or promissory notes factored with the banks, as follows: USD and EUR transactions - in most cases, LIBOR for the relevant period on the basis of the semi-annual discount to yield plus a margin of 3.4% per annum on average. In the past, there were no cases in which the Company had to reimburse the banks for accounts receivables following business disputes. The Company does not expect any reimbursements to take place in the foreseeable future.

As at December 31, 2004, trade receivables amounting to $ 31,698 thousand (December 31, 2003 - $ 16,671 thousand) were factored.

Note 18 - Relevant Recently Enacted Accounting Standards

A.
In November 2003, the FASB ratified the consensus reached by the Task Force on EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-1”) regarding disclosures for certain SFAS 115 investment securities and investments accounted for under SFAS 124. In March 2004, the FASB ratified other consensuses reached by the Task Force on EITF 03-1. The objective of EITF 03-1 is to provide guidance on determining when an investment is considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss. The guidance also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. In September 2004, the FASB issued FASB Staff Position (“FSP”) EITF Issue 03-1-1 which delays the effective date for the measurement and recognition guidance included in EITF 03-1. The FASB recently announced that it intends to reconsider in its entirety EITF 03-1 and all other guidance on disclosing, measuring, and recognizing other-than-temporary impairments of debt and equity securities. Until new guidance is issued, companies must continue to comply with the disclosure requirements of EITF 03-1 and all relevant measurement and recognition requirements in other accounting literature.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 18 - Relevant Recently Enacted Accounting Standards (cont'd)

B.
In November 2004, the FASB issued FASB Statement No. 151, Inventory Costs, an amendment to ARB 43, Chapter 4 (SFAS 151). The amendment made by SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current-period charges, and also requires the allocation of fixed production overhead to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. The provisions of SFAS 151 should be applied prospectively. Adoption of this statement is not expected to have a material impact on the financial statements of the Company.

C.
In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment.” This statement is a revision to SFAS No. 123, “Accounting for Stock-Based Compensation” and APB Opinion No. 25, “Accounting for Stock Issued to Employees.” This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on the accounting for transactions in which an entity obtains employee services in share-based payment transactions. Entities will be required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period), in exchange for the award. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. This statement is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. In accordance with the standard, the Company will adopt SFAS No. 123R effective July 1, 2005.

Upon adoption, the Company has two application methods to choose from: the modified-prospective transition approach or the modified-retrospective transition approach. Under the modified-prospective transition method the Company would be required to recognize compensation cost for share-based awards to employees based on their grant-date fair value from the beginning of the fiscal period in which the recognition provisions are first applied as well as compensation cost for awards that were granted prior to, but not vested as of, the date of adoption. Prior periods remain unchanged and pro forma disclosures previously required by SFAS No. 123 continue to be required. Under the modified-retrospective transition method, the Company would restate prior periods by recognizing compensation cost in the amounts previously reported in the pro forma disclosure under SFAS No. 123. Under this method, the Company is permitted to apply this presentation to all periods presented or to the start of the fiscal year in which SFAS No. 123R is adopted. The Company would follow the same guidelines as in the modified-prospective transition method for awards granted subsequent to adoption and those that were granted and not yet vested. The Company has not yet determined which methodology it will adopt and, at this stage, cannot evaluate the potential impact of the adoption of SFAS No. 123R on its financial position or results of operation because this impact depends on the number of options that will be granted in the future.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 18 - Relevant Recently Enacted Accounting Standards (cont'd)

D.
In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets - an amendment to APB No. 29." This Statement amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity expected to change significantly as a result of the exchange. Adoption of this statement is not expected to have a material impact on the Company's financial position or results of operations.

Note 19 - Restructuring

A.	Consist of the following
	Year ended December 31 2004	Year ended December 31 2003
	$ thousands	$ thousands
Severance expenses	—	6,120
Rent contract expenses	2,585	2,274

	2,585	8,394

B.	Additional information

1.
Following the Company's Board of Directors' decision to focus on its two core activities, in the first quarter of 2004, the Company recorded $ 2,585 thousand in restructuring expenses associated with the completion of reorganization plan and the integration of Lightscape Optical Networks and Enavis Networks into the Optical Networks Division. The expenses were due to abandonment of several leased buildings.

2.
As part of the Company's Board of Directors' decision to focus on its two core activities, in 2003, the Company recorded $ 8,394 thousand in reorganization expenses associated largely with the integration of Lightscape Optical Networks and Enavis Networks into the Optical Networks Division, mainly termination benefits and rent contract expenses as follows:

C.	A reconciliation of the beginning and ending restructuring liability balances is as follows:

	Year ended December 31, 2004
	Severance pay	Rent contract	Total
	$ thousands	$ thousands	$ thousands
At the beginning of the year	707	5,450	6,157
Restructuring expenses	—	2,585	2,585
Paid	(707)	(3,461)	(4,168)

At the end of the year	—	4,574	4,574

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 19 - Restructuring

C.	A reconciliation of the beginning and ending restructuring liability balances is as follows:
(cont'd)
Year ended December 31, 2003
Severance pay	Rent contract	Total
$ thousands	$ thousands	$ thousands
At the beginning of the year	—	3,944	3,944
Restructuring expenses	6,120	2,274	8,394
Paid	(2,428)	(768)	(3,196)
Classified to pension liability	(2,985)	—	(2,985)
At the end of the year	707	5,450	6,157

Note 20 - Impairment of Assets and Loss from Exchange of Assets

A.	For the year ended December 31, 2003

During 2003, the Company recorded $0.7 million impairment charges associated with NGTS.

In addition, the Company recorded in the loss on discontinued operations, $6.0 million impairment charges associated with ECtel, arising from the write-down by ECtel of goodwill from the acquisition of Net-Eye in October 2001.

In June 2003, due to significant reduction in ECtel's revenues, it was determined that goodwill has been impaired.

This determination was based upon the guidance set forth in paragraphs 19-22 of SFAS 142, which requires a two-step analysis. The first step used the Discounted Cash Flow approach to measure the fair value of the Telecommunication Systems reporting unit of ECtel Ltd., the result of which indicated that the carrying amount of such reporting unit, including goodwill, exceeded its fair value. The second step was then conducted in order to measure the amount of impairment loss, by means of a comparison between the implied fair value of the goodwill and the carrying amount of the goodwill. In the second step, the fair value of the Telecommunication Systems reporting unit of ECtel, as determined in the first step, was assigned to the reporting unit's individual assets and liabilities. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities represented the amount of the implied fair value of the goodwill. The excess of the carrying amount of goodwill over the implied fair value of goodwill was identified as the amount of the impairment loss.

See also Note 21.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 20 - Impairment of Assets and Loss from Exchange of Assets (cont'd)

B.	For the year ended December 31, 2002

1.	Impairment of assets

During 2002, the Company made a provision of $ 3.7 million for a decline in value of assets relating to land and building including in property, plant and equipment and also, wrote off $ 7.4 million of inventory relating to discontinued production and marketing of certain products.

2.	Loss from exchange of assets

In December 2002, the Company closed a transaction pursuant to which it transferred the VoIP and other activities, including certain related net assets with book value of $ 19.6 million, of the business NGTS, plus $10 million in cash, to NexVerse Networks, in exchange for approximately 43% (fully diluted 36%) of the shares of NexVerse. The name of the company resulting from this transaction was changed to Veraz Networks.

A third party valuation commissioned by Veraz, which evaluated among other things, the fair value of the shares transferred to ECI as at December 31, 2002, indicated that the fair market value as at December 31, 2002 of the Veraz shares held by ECI to be $ 22.8 million. Due to the fact that the value of the shares received by ECI was less than the value of the assets transferred, ECI recorded a loss from exchange of assets of $ 6.8 million.

Note 21 - Discontinuance of Operations

A.
During the third quarter of 2002, the Company's Board of Directors decided on a plan to sell the operations of the InnoWave segment, which specializes in development of solutions for broadband wireless access to communications networks.

In April 2003, the Company signed an agreement with Alvarion to sell the InnoWave operation.

The total value of the transaction was approximately $ 20 million, consisting of a cash consideration paid by Alvarion and the cash balances withdrawn by ECI at closing. In addition, Alvarion granted warrants to purchase 200,000 Alvarion shares over a period of five years at an exercise price of $ 3 per share (of which, warrants to purchase 50,000 transferred to certain key InnoWave employees transferred to Alvarion).

In the first quarter of 2004, the Company sold all the shares it had obtained from exercising the aforementioned warrants. The gain from the sale of the shares amounted to $ 1.5 million and was recorded in other income.

B.
During 2003, ECtel's Board of Directors decided on a plan to sell the operations of the Government Surveillance business of ECtel, which provided telecommunication monitoring needs to government agencies.

In February 2004, ECtel signed a definitive agreement to sell the Government Surveillance business to Verint Systems Inc. for $35 million in cash. According to the terms of the transaction, ECtel transferred to Verint various assets and liabilities relating to its Government Surveillance business and undertook certain commitments to Verint. ECtel recorded during the first quarter of 2004 in respect of this transaction a gain of $24.2 million.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 21 - Discontinuance of Operations (cont'd)

B.	(cont'd)

On March 9, 2004, the Board of Directors of ECI decided, in principle, that ECI would distribute 7.6 million of its shares in ECtel Ltd. to ECI's shareholders.

On April 28, 2004, after the Company obtained court approval and the consent of its banks, the Board of Directors declared a distribution of 7.6 million shares of ECtel to the Company's shareholders of record on May 5, 2004. The shares were distributed on May 10, 2004. Before distribution, ECI held approximately 10.5 million, or 58%, of ECtel's shares. After distribution of the shares, ECI holds approximately 16% of ECtel's outstanding shares.

Accordingly, the results of ECtel for all periods reported were reclassified to one line in the statement of operations following the loss from continuing operations.

The assets and liabilities of ECtel as at December 31, 2003 were reclassified in the Company's balance sheets as assets from discontinued operations and liabilities from discontinued operations, respectively.

Note 21 - Discontinuance of Operations (cont'd)

C.	Assets and liabilities of the discontinued segments
	December 31 2004	December 31 2003
	$ in thousands	$ in thousands
Assets relating to discontinued segments*
Cash and cash equivalents	—	18,964
Short-term investments	—	11,006
Trade and other receivables	—	32,862
Prepaid expenses	—	456
Work in progress	—	7,175
Inventory	—	6,442
Long-term deposits and marketable securities	—	6,604
Property, plant and equipment	—	5,589
Other assets	—	589
Goodwill and other intangible assets, net	—	11,056
	—	100,743

December 31 2004	December 31 2003
$ in thousands	$ in thousands
Liabilities relating to discontinued segments*
Trade payables	—	5,681
Other payables and accrued liabilities	—	18,128
Liability for employee severance benefits, net	—	567

Minority interests	—	36,218
	—	60,594

(*)	The assets and liabilities as of December 31, 2003 relate to the discontinued ECtel segment.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 21 - Discontinuance of Operations (cont'd)

D.	Results of operations of the discontinued segments

Year ended December 31
2004	2003	2002
$ in thousands	$ in thousands	$ in thousands
Revenues	3,948	44,697	142,414
Expenses (1)	(7,851)	(71,014)	(172,484)
Cumulative effect of an accounting change, net
(Note 1T)	—	—	36,646
Net results	(3,903)	(26,317)	(66,716)

(1)
Including, loss from disposition for the year ended December 31, 2004 in the amount of $ 3,681 thousand, impairment of goodwill for the year ended December 31, 2003 in the amount of $ 6,017 thousand and impairment of long-lived assets for the year ended December 31, 2002 in the amount of $ 22,678 thousand (*).

(*)
As a result of the decline in the first quarter of 2002 in the demand for products of InnoWave, Management updated its forecast of anticipated sales. In accordance with the provisions of SFAS 144 (see Note 1T), a loss was recorded from the decline in value of intangible assets in InnoWave in the amount of $ 15,835 thousand. Also as a result of the expected disposal proceeds, the Company wrote down property, plant and equipment in the amount of $ 6,843 thousand.

Note 22 - Subsequent Events

A.
In January 2005, the Company was named as a defendant in a purported class action complaint filed in the United States against ECtel, certain officers and directors of ECtel, and ECI. The complaint alleges violations of U.S. Federal Securities laws by ECtel and breach of fiduciary duties by the individual defendants, in connection with disclosure of ECtel’s financial results between April 2001 and April 2003. It also alleges that ECI was the controlling shareholder of ECtel during this period and, as such, influenced and controlled the purported actions by its subsidiary. Damages claimed by the plaintiff have not yet been quantified.

ECI believes that the allegations made in the complaint with respect to it are without merit.

B.	On February 9, 2005, the Company repaid to its Israeli banks the balance of its long-term loans of $ 30 million. See Notes 9A and 14.

C.
In February 2005, the Company has entered into a preliminary agreement to sell the long-term receivables from GVT to ABN Amro Bank for the sum of $96 million in cash, plus potentially a further amount of approximately $3.3 million based on certain contingencies. The sale is subject to certain conditions and corporate approvals, including that of the Company’s shareholders, and is anticipated to close in April 2005. It is expected to result in a gain for the Company of approximately $11 million, excluding the contingent amount. See Note 4.