Form 20-F
period 2005-12-31
ECI TELECOM LTD/
filed 2006-03-30
CIK 701544

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR
☐	TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transitional period from              to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

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
As of December 31, 2005, the issuer had 111,827,822* Ordinary Shares, NIS 0.12 nominal (par) value per share, outstanding.

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes ☑ No

If this report is an annual or transitional report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 and 15(d) of the Securities and Exchange Act of 1934.
☐ Yes ☑ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
☑ Yes ☐ No

Indicate whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☑ Accelerated Filer ☐ Non-Accelerated Filer ☐

Indicate by check mark which financial statement item the Registrant has elected to follow.
☐ Item 17 ☑ Item 18

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes ☑ No

________________
*	Includes 617,986 unvested restricted shares, but excludes 9,557 shares of treasury stock.

INTRODUCTION

Definitions

In this annual report, unless the context otherwise requires:

• references to “ECI”, the “Company”, “us”, “we” and “our” refer to ECI Telecom Ltd. (the “Registrant”), an Israeli company, and its consolidated subsidiaries;
• references to “Shares”, “our shares”, “ordinary shares”, “ECI shares” and similar expressions refer to the Registrant’s Ordinary Shares, NIS 0.12 nominal (par) value per share;
• references to "dollars", “U.S. dollars” or “$” are to United States Dollars;
• references to "shekels" or “NIS” are to New Israel Shekels, the Israeli currency;
• references to the "Companies Law" are to Israel’s Companies Law, 5759-1999; and
• references to the "SEC" are to the United States Securities and Exchange Commission.

Use of Trade Names

In this annual report, unless the context otherwise indicates or requires, all marks and trade names referred to herein are trademarks and/or service marks of ECI Telecom Ltd., its subsidiaries and/or its minority held affiliates, and may be registered in certain jurisdictions. The use in this annual report of the symbol ® generally indicates registration of the mark in the United States.

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

Broadband Remote Access Server (BRAS) -- the connection point to the network and application service providers. It envisions an elaborate regional server for large Central Office (CO) deployments: A large CO device will typically support between 64K to 128K subscriber sessions and an aggregate downstream bandwidth of 2.5 Gbps.

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

Fiber To The x (FTTx) -- a term used to describe the use of fiber capability in the access networks. ‘”x” may refer to premises (FTTP), home (FTTH), curb (FTTC) or node (FTTN), as the case may be.

Gigabit Passive Optical Network (GPON) - a PON technology that features symmetrical 622Mbps, symmetrical 1.25Gbps and also asymmetrical bandwidths of 2.5Gbps in the downstream and 1.25 in the upstream, while enabling transport of multiple services, specifically data and TDM, in native formats and at an extremely high efficiency.

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

Institute of Electrical and Electronic Engineers (IEEE) -- an organization for the advancement of technology related to electricity.

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

Multi-Service Routers -- a router providing “Triple Play” (offering voice, video and data services) to customers in place of providing pure internet access services. The Multi-Service Edge Router replaces other types of equipment such as cross connects, ATM switches and other devices used to aggregate IP and other types of traffic.

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

Optical Transport Network (OTN) -- new International Telecommunication Union (ITU) standards for next generation optical networks that will provide ultra high capacity using DWDM.

Outside Plant (OSP) -- A term given to telecommunication equipment that is located outside of the traditional Central Office (CO). The OSP equipment is usually buried in ground, small boxes, connected to aerial cable or mounted on poles. The OSP outdoor environmental conditions such as rain, humidity, dust, temperature swings, wide solar heat load variations and sometimes physical abuse are different from the CO controlled and protected environment.

Metro Access -- A term given to City networks, typically using STM - 1/4 SDH rings.

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

Remote Terminal (RT) -- A term given to a telecommunication equipment (switching or routing) that is located outside of the traditional Central Office (CO). The RT is linked back to the CO by fiber optic or over copper pairs. RT’s have been recently implemented to reduce the copper loops and allow high bandwidth using VDSL2 technology.

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

UTLCO -- a utility company engaged in telecom business, usually in addition to its traditional businesses like power supply, gas supply, railway etc.

VDSL2 -- Very High Bit-Rate Digital Subscriber Line 2 (also known as ITU-T G.993.2 standard). VDSL2 provides sending and receiving high-speed symmetrical and asymmetrical data streams over a single pair of copper wires. VDSL2 symmetrical rates vary between 100 Mbit/s at 0.5 km and 50 Mbit/s at 1 km. When the distance is increased, the rates degrades and starting from 1.6 km its performance is equal to ADSL2+.

Voice-over Internet Protocol (VoIP) -- a category of hardware and software that enables people to transmit voice traffic over the Internet.

Wavelength Division Multiplexing (WDM) -- a technology which multiplexes several carrier signals on a single optical fiber by using different wavelengths.

Worldwide Interoperability for Microwave Access (WiMAX) -- a certification mark for products that pass conformity and interoperability tests for the IEEE 802.16 standards. WiMAX is a standards-based wireless technology that provides high-throughput broadband connections over long distances. The IEEE 802.16, or Broadband Wireless Access (BWA), Working Group, established by IEEE Standards Board, aims to prepare formal specifications for the global deployment of broadband Wireless Metropolitan Area Networks.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Selected Financial Data

The following selected consolidated statement of operations data for the years ended December 31, 2003, 2004 and 2005 and the selected consolidated balance sheet data as of December 31, 2004 and 2005 have been derived from our audited consolidated financial statements, which were prepared in dollars and in accordance with United States generally accepted accounting principles, or “U.S. GAAP”, and which are incorporated by reference into this annual report on Form 20-F. Our consolidated financial statements have been audited by Somekh Chaikin, independent registered public accounting firm and a member firm of KPMG International. The following selected consolidated statement of operations data for the years ended December 31, 2001 and 2002 and the selected consolidated balance sheet data as of December 31, 2001, 2002 and 2003 have been derived from our audited consolidated financial statements not included in this annual report. The selected consolidated income statement data for the year ended December 31, 2001 have been reclassified in light of the designation of certain of our operations as discontinued operations. You should read the following selected financial data in conjunction with our consolidated financial statements referred to in Item 18 - "Financial Statements" and incorporated by reference into this annual report.

SELECTED FINANCIAL DATA
FIVE-YEAR FINANCIAL SUMMARY

Statement of Operations Data:

Year ended December 31,
2005	2004	2003	2002	2001
(Dollars in thousands)
Revenues	$629,918	$496,712	$392,567	$550,434	$810,797
Cost of revenues	367,779	300,971	239,298	357,116	701,047
Gross profit	262,139	195,741	153,269	193,318	109,750
Research and development costs - net	87,289	64,870	62,041	80,179	112,215
Selling and marketing expenses	95,826	78,423	73,643	97,309	123,697
General and administrative expenses[1]	41,976	35,491	38,956	82,452	78,231
Recovery of doubtful debt	(10,356)	-	-	-	-
Amortization of acquisition-related intangible assets	2,902	-	1,773	1,760	10,187
Impairment of assets	-	-	667	3,725	96,526
Impairment of loans	3,000	-	-	-	-
Acquired in-process research and development	890	-	-	-	-
Loss from exchange of assets	-	-	-	6,783	-
Restructuring expenses	-	2,585	8,394	-	19,381
Operating income (loss)	40,612	14,372	(32,205)	(78,890)	(330,487)
Financial expenses	(3,656)	(6,562)	(8,645)	(17,893)	(26,002)
Financial income	8,857	9,169	7,902	23,591	30,379
Other income (expenses), net[2]	1,917	2,693	(5,376)	(11,074)	(32,168)
Income (loss) from continuing operations before company’s equity in results of investee companies, minority interest and taxes on income	47,730	19,672	(38,324)	(84,266)	(358,278)
Taxes on income	(3,454)	(1,924)	(2,141)	(8,456)	212
Income (loss) from continuing operations before company’s equity in results of investee companies and minority interest	44,276	17,748	(40,465)	(92,722)	(358,066)
Company’s equity in results of investee companies	(4,285)	(3,387)	(4,334)	(3,055)	(983)
Minority interest	(127)	(305)	76	575	607
Income (loss) from continuing operations	39,864	14,056	(44,723)	(95,202)	(358,442)
Cumulative effect of accounting change, net of taxes	-	-	-	(550) (3)	1,710 (4)
Loss from discontinued operations[4], net of income tax (tax benefit)[5]	-	(3,903)	(26,317)	(66,716)	(55,644)
Net income (loss)	39,864	$10,153	$(71,040)	$(162,468)	$(412,376)

________________
1 Includes, in 2003 and 2002, provision for a specific doubtful debt of $6.6 million and $34.0 million, respectively.
2 Includes, in 2004, a gain of $6.0 million from reversal of a provision payable to the Israeli Controller of Restrictive Trade Practices in connection with a potential claim.
3 Effective January 1, 2002, we adopted the provisions of Statement of Financial Accounting Standards (or “SFAS”) No. 142, “Goodwill and other Intangible Assets”. See the next page of this annual report (following Balance Sheet Data) for details of loss from continuing operations, net loss and loss per share for the year 2001, had we accounted for amortization of goodwill and intangible assets in accordance with SFAS No. 142.
4 Includes impairment of related goodwill, long-lived assets.
5 The income tax (tax benefit) was $0 in 2005, ($55 thousand) in 2004, $38 thousand in 2003 and $0 in 2002 and 2001.

	Year ended December 31,
	2005	2004	2003	2002	2001

Basic earnings (loss) per share
Continuing operations	$0.36	$0.13	$(0.41)	$(0.90)	$(3.86)
Cumulative effect of accounting change, net	-	-	-	$(0.01)	$0.02
Discontinued operations	-	$(0.04)	$(0.24)	$(0.63)	$(0.60)
Net earnings (loss) per share - basic	$0.36	$0.09	$(0.65)	$(1.54)	$(4.44)
Diluted earnings (loss) per share
Continuing operations	$0.34	$0.12	$(0.41)	$(0.90)	$(3.86)
Cumulative effect of accounting change, net	-	-	-	$(0.01)	$0.02
Discontinued operations	-	$(0.03)	$(0.24)	$(0.63)	$(0.60)
Net earnings (loss) per share - diluted	$0.34	$0.09	$(0.65)	$(1.54)	$(4.44)
Cash dividend declared per share	-	-	-	-	-
Weighted average number of shares outstanding, in thousands - basic	110,322	108,575	107,831	105,512	92,896
-diluted	118,058	117,133	107,831	105,512	92,896

Balance Sheet Data:

	As at December 31,
	2005	2004	2003	2002	2001
	(Dollars in thousands)

Cash and cash equivalents	$63,828	$74,182	$126,411	$356,649	$226,192
Working capital	259,216	201,544	295,491	366,225	530,758
Total assets	848,735	854,809	901,996	1,148,316	1,416,927
Short term credits, including current maturities	-	30,000	30,000	230,012	120,030
Long-term debt, less current maturities	-	-	30,000	-	200,000
Shareholders’ equity	$619,129	$551,768	$569,505	$639,617	$754,856

________________
Effective January 1, 2002, we adopted the provisions of SFAS 142 “Goodwill and Other Intangible Assets”. Had amortization of goodwill and intangible assets been accounted for in accordance with the method of SFAS 142, our net loss from continuing operations, net loss and loss per share for the year 2001 would have been as follows:

Year ended December 31, 2001
(Dollars in thousands except per share data)
Reported loss from continuing operations	(358,442)
Add back: Goodwill amortization	5,181
Adjusted loss from continuing operations	(353,261)

Reported net loss	(412,376)
Add back: Goodwill amortization	9,264
Adjusted net loss	(403,112)

Loss per share from:	Basic and Diluted
Reported loss from continuing operations	$(3.86)
Add back: Goodwill amortization	$0.06
Adjusted loss from continuing operations	$(3.80)

Reported net loss	$(4.44)
Add back: Goodwill amortization	$0.10
Adjusted net loss	$(4.34)

Risk Factors

Introduction

We believe that the occurrence of any one or some combination of the following factors, or other factors that appear with our cautionary statements regarding forward-looking statements, or in our other SEC filings, could seriously harm our business, financial condition and results of operations and could cause our actual results to differ materially from those expressed in any forward-looking statements made by us in this annual report. If we do not successfully address the risks to which we are subject, we could experience a material adverse effect on our business, results of operations and financial condition and our share price may decline. We can give no assurance that we will successfully address any of these risks.

Risks Relating to Our Business and Our Industry

If those sectors of the optical networks market targeted by us should not continue to grow, our business and our results of operations may be materially adversely impacted.

The market for our optical networks products has expanded in recent years, driven in particular by the increase in demand for cellular backhaul. This demand is fueled by the significant increase in the number of cellular subscribers in emerging markets, such as Russia, Ukraine, India and the Philippines. In the more developed countries, the primary reason for this demand is the build-up of “third generation” networks. Should this demand subside, or, if it does not, if we are unable to respond adequately and take full advantage of such demand, our business and our results of operations may be materially adversely affected.

If the broadband market should not continue to grow, our business and our results of operations may be materially adversely impacted.

The market for our broadband products has expanded in recent years. We have benefited from a substantial expansion in the number of subscribers to broadband services, primarily in Europe. The range of services being offered, including the recent introduction of so-called “triple play” applications (voice, data and video) - in particular IP television - has increased. Should the broadband market fail to continue to grow, or, if it does, if we are unable to respond adequately and take full advantage of it, our business and our results of operations may be materially adversely affected.

Should we be unable to capitalize on the acquisition of Laurel Network by selling its products through our sales network, our results of operations will be materially adversely affected.

In June 2005, we purchased Laurel Networks, Inc., a provider of Next-Generation IP/MPLS Multi-Service Routers, which became our Data Networking Division. We view the new Data Networking Division as part of our core business and intend to sell its products through our sales network. During the period from our acquisition through December 31, 2005, the Data Networking Division registered an operating loss of $19.6 million. If we are not able to capitalize on this acquisition through increased sales of data networking products, our business and our results of operations will be materially adversely affected. (See Item 4 - “Information on the Company” - “Business Overview”, under the caption “Data Networking Division”.)

The market for telecommunications networking equipment is subject to rapid technological change. If we fail to accurately predict the prices of new products that we plan to introduce or are late with their introduction, our business and our results of operations could be materially adversely affected.

The market for telecommunications networking equipment is characterized by rapid technological change, frequent new product introductions and enhancements, changes in customer requirements and evolving industry standards. Our future performance depends on our successful development and introduction of new and enhanced products that address customer requirements in a cost-effective manner. Such new or enhanced products are frequently material to the achievement of our annual sales plans. We may be unsuccessful in completing the development or introduction of these new products or product enhancements on a timely basis or at all, our price and cost estimates with regard to such products may turn out to be inaccurate, or we may develop products that have errors or defects. In the event of any or a combination of these scenarios, our business and financial condition could be materially adversely affected.

Should our Data Networking Division fail to successfully develop and introduce a new technological platform, intended to become the underlying IP platform for a variety of new products, our business and our results of operations may be materially adversely affected.

Our Data Networking Division is in the process of developing a new technological platform intended to become the underlying IP platform for the next generation of products for each of our principal divisions. There are a number of uncertainties in developing and introducing this new platform, including those relating to the technology, cost, timing and compatibility of the platform. Should we fail to develop or successfully introduce the new platform, it may delay the introduction of new products by our other divisions, which could harm our business and materially adversely affect our results of operations.

In many instances, we manufacture our products or outsource such manufacture, based upon our forecast of the precise mix of anticipated sales. If we cannot accurately forecast customer orders, we may lose sales or fail to deliver on time, or we may manufacture in excess of requirements and part of our inventory may later become obsolete or excessive, all of which could materially adversely affect our financial condition and results of operations.

Due to competition and market conditions, our customers and potential customers frequently require delivery of our products within a relatively short time frame. Unless we had already started the manufacturing process, this would not leave sufficient time for us to manufacture, or outsource the manufacture of, certain of our products, and could result in our losing significant sales contracts. Similarly, our suppliers may not be able to provide components within the requisite time frame of customers’ orders. It is the nature of our products that we cannot maintain a large inventory of all potential components and, in any event, such an inventory would adversely affect our financial condition. Accordingly, instead of manufacturing such products pursuant to customers’ orders, we forecast the timing and product mix of anticipated sales and manufacture or outsource the manufacture, or order components, pursuant to such forecasts. During 2005, we reorganized our operations and created a Global Supply Chain group, in order to better focus on timely manufacture and delivery of our products.

If our forecasts are not accurate, there may be delays in the delivery of our products, which may expose us to penalties, strain our relationship with our customers and, as a consequence, we may lose future sales to such customers. Alternatively, based on inaccurate forecasts, we may manufacture in excess of our actual requirements, which would inflate our inventory levels and may lead to inventory obsolescence and associated write-offs. Any, or a combination, of these scenarios could materially adversely affect our financial condition and results of operations.

Our Broadband Access Division depends on a few large customers, and the loss of one or more of these customers or a significant decrease in revenue from any of these customers could have a disproportionate impact on our revenue and net income.

Historically, a substantial portion of the revenue of our Broadband Access Division has come from large purchases by a small number of customers. The division’s two major customers in the fiscal years ended 2005, 2004 and 2003 were Deutsche Telekom AG and France Telecom, which together accounted for approximately 64% of its revenues in 2005 and 58% of its revenues in the two earlier years. We expect this division to continue to depend on sales to a small number of customers. However, it does not generally have long-term commitments from any of its top customers to purchase specific quantities of products. If this division loses one or more large customers and fails to add new customers, our results of operations could be adversely affected.

The market for our products is very competitive and weface intense price pressure, particularly from Chinese competitors. Such competition and price pressure could materially adversely affectour resultsof operations.

The telecommunications market is very competitive, and competition may increase in the future. Our current competitors include, primarily, Alcatel, Huawei, Lucent, Marconi (recently acquired by Ericsson), Nortel, Siemens and Tellabs. All of these are larger than us and may have greater name recognition, broader product lines, larger customer bases, and more extensive relationship with customers. They may also have greater financial, technical, research and development, manufacturing, marketing, sales, distribution and other resources than those currently available to us. In addition, we may face particularly intense pressure on prices as a result of competition from Chinese vendors.

Increased competition and pricing pressure could have a material adverse affect on our business, financial condition and operating results, and may result in lower gross margins, loss of market share and other adverse factors. For example, in both 2005 and 2004, unit shipments by our Broadband Access Division increased by over 40% over the previous year, although the increases in revenues were more modest, 23% and 17%, respectively, due to price erosion as a result of competition. (For additional details see Item 4 - “Information on the Company” - “Business Overview” - “Our Operations” under the caption “Competition”.)

We may make acquisitions or pursue mergers that could disrupt our business and harm our financial condition.

As part of our business strategy, we may invest in or acquire other businesses, technologies or assets, enter into joint ventures or enter into other strategic relationships with third parties. We may assume liabilities, write off or incur amortization expenses related to intangible assets or incur large and immediate write-offs in connection with future acquisitions. In addition, the future valuation of these acquisitions may decrease from the market price paid by us, which may result in the writing-off, or impairment, of the relevant assets. Also, our operation of any acquired or merged businesses, technologies or assets could involve numerous risks, including:

•	post merger integration - problems combining any acquired operations with our own operations or two operations into a new merged entity;

•	diversion of management’s attention from our core business;

•	adverse effects on existing business relationships;

•	substantial expenditures, which could divert funds from other corporate uses;

•	entering markets in which we have no or limited prior experience; and

•	the loss of key employees, particularly those of the acquired operations.

We cannot be certain that any future acquisition or merger will be successful. If the operation of the business of any future acquisitions or mergers disrupts our operations, our business may suffer. In addition, even if we successfully integrate the acquired business with our own, we may not receive the intended benefits of the acquisition.

The European Union has issued directives relating to the sale in member countries of electrical and electronic equipment, including products sold by us. If our products fail to comply with these directives, we could be subject to penalties and sanctions that could materially adversely affect our business.

In 2003, the European Union, or “EU”, approved a directive on Waste Electrical and Electronic Equipment, or “WEEE”, which promotes waste recovery with a view to reducing the quantity of waste for disposal and saving natural resources, in particular by reuse, recycling, composting and recovering energy from waste. The WEEE directive covers all electrical and electronic equipment used by consumers and electronic equipment intended for professional use. The directive, which went into effect in August 2005, requires that all new electrical and electronic equipment placed for sale in the EU be appropriately labeled regarding waste disposal and contains other obligations regarding the collection and recycling of waste electrical and electronic equipment. Our products fall within the scope of the WEEE directive, with which we believe we are compliant and are taking all requisite steps to ensure continued compliance.

A further directive issued by the EU, on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment, or “RoHS”, comes into effect on July 1, 2006. The RoHS directive, lists a number of substances, including, among others, lead, mercury, cadmium and hexavalent chromium, which must either be removed, or reduced to within maximum permitted concentrations, in any products containing electrical or electronic components that are sold within the EU. Our products fall within the scope of the RoHS directive and we are making every effort in order to ensure that all of our products sold in the EU after July 1, 2006, will comply with the RoHS directive, without adversely otherwise affecting the quality and functionalities of such products.

The countries of the EU form the largest single market for our products, accounting in 2005 for 46% of our revenues. If our products fail to comply with WEEE or RoHS directives or any other directive issued from time to time by the EU, we could be subject to heavy penalties and other sanctions that could have a material adverse affect on our results of operations and financial condition.

Most members of our senior management team are new to their positions and they may need time to acquire the requisite knowledge of our company and the specific skills necessary to successfully carry out the tasks required of them, which could adversely affect our results of operations.

Of the seven members of our senior management, five, including our chief executive officer and the general managers of our two largest divisions, were only appointed to their present positions since June 2005 and another was only appointed in October 2004. Some of these individuals had little or no previous experience of working for ECI or working in the telecommunications industry. Our president and chief executive officer had joined ECI in September 2004, as our chief operating officer and, in such capacity, was able to develop an intimate knowledge of our company. Two others had previously served in other positions at ECI with lesser responsibilities. We believe that all the new members of senior management will prove themselves to be of great benefit to ECI and more than adequate to the challenge of managing the development and growth of our company. Should any members of senior management fail to perform as expected, or should they or other new key managerial appointees fail to acquire the requisite knowledge and skills in a timely manner, our operations may be disrupted and this might adversely affect our results of our operations. (See Item 6 - “Directors, Senior Management and Employees” under the caption “Members of Our Senior Management”.)

We carry out research and development in four different countries. Should we fail to properly co-ordinate and manage such activities, our results of operations could be materially adversely affected.

Prior to 2005, all our research and development operations took place in Israel. During 2005, we acquired, or established, new operations, including research and development operations in China, India and Pittsburgh, Pennsylvania, USA. Accordingly, we now carry our research and development in four widely separated countries. Our growth depends in part upon the success of our research and development projects which are designed to improve existing product lines and develop new products. If we fail to properly co-ordinate and manage our research and development activities, our results of operations could be materially adversely affected.

Currency exchange rate fluctuations could have a material adverse effect on our results of operations.

We are impacted by exchange rate fluctuations in a number of ways, including:

•
A substantial proportion of our international sales are denominated in dollars. Accordingly, devaluation in the local currencies of our customers relative to the dollar could cause customers to decrease or cancel orders or default on payment, which could harm our results of operations.

•	A portion of our international sales are denominated in currencies other than dollars, such as the Euro, thereby exposing us to gains and losses on non-U.S. currency transactions.

•
A significant portion of our expenses, principally salaries and related personnel expenses, are paid in Israel shekels, whereas most of our revenues are generated in dollars and Euros. This exposes us to the risk that the dollar value of these expenses becomes higher than anticipated.

We limit this currency exposure by entering into hedging transactions. However, hedging transactions may not prevent exchange-related losses. Therefore, our business may be harmed by exchange rate fluctuations.

We have experienced and may continue to experience fluctuations in our quarterly and annual results of operations.

We have experienced and may continue to experience significant fluctuations in our quarterly and annual results of operations. Factors that have contributed to and may in the future contribute to such fluctuations in our results of operations include:

•	the capital spending patterns of our customers;

•	the size and timing of orders, including order deferrals, subsequent shipments, and customer acceptance;

•	variations in mix of products sold or customers;

•	market acceptance of new products;

•	cost estimates of new products;

•	the timing of our product introductions or enhancements or those of our competitors or providers of complementary products;

•	delays in obtaining the supply of components;

•	write-offs due to inventory obsolescence;

•	currency exchange rates;

•	the timing of approval of Israeli government research and development grants;

•	one-time charges; and

•	changes in accounting rules, such as recording compensation expenses for employee stock-based incentives.

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

We have significant sales in emerging markets, which exposes us to additional risks. If we are unable to retain or increase sales in these markets, our business could be materially adversely affected.

A significant part of our revenues derive from sales in emerging markets, in particular the former republics of the Soviet Union and countries of south and southeast Asia. Accordingly, we are, in significant part, dependent upon such sales. Most of these countries have only recently adopted a relatively free market economy and, in many instances, they have a business environment very different from that of Western Europe and North America. Furthermore, such countries may lack business and political stability. If, for any reason, our sales in these countries are restricted, whether directly or as a consequence of the local business or political environment, it may have a material adverse affect on our results of operations.

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

A substantial sum was allocated to goodwill as a result of the acquisitions made by us in 2005 and should it become necessary to write-off a material part of this, our results of operations could be materially adversely affected.

During 2005, $37.1 million was allocated to goodwill in connection with the acquisition of Laurel Networks and a further $1.2 million was allocated to goodwill in connection with our purchase of sales and support activities in Russia. (For details, see Item 4 - “Information on the Company” under the caption “Important Business Developments since January 1, 2005.) Goodwill and other intangible assets that have indefinite useful lives are tested at least annually for impairment. Should a test disclose that there has been a permanent impairment of a material part of the value of goodwill, it would be necessary to write-off such amount, and this could materially adversely affect our results of operations.

Our proprietary technology is difficult to protect, and the unauthorized use of our proprietary technology by a third party may impair our ability to compete effectively.

We rely on a combination of patent, copyright, trademark and trade secret laws, non-disclosure and other contractual agreements and technical measures to protect our intellectual property rights. We can give no assurance that any patents that we hold will not be challenged by third parties or that any of these other measures will protect our intellectual property. Additionally, our products are sold in foreign countries that provide less protection of intellectual property than that afforded by U.S. and Israeli laws. Moreover, competitors or potential competitors may attempt to copy or reverse engineer aspects of our product lines or to obtain and use information that we regard as proprietary. If we are unable to maintain the security of our proprietary technology, it could have a material adverse effect on our business.

We and some of our subsidiaries have not received final tax assessments for several years and may be subject to additional and unexpected tax demands, which may adversely affect our results of operations.

We have not received a final assessment for tax in Israel since an assessment with respect to the fiscal year 2000. In addition, many of our tax returns in the countries in which we operate or have operated are not final and may be subject to tax audits and assessments by the applicable tax authorities. We can give no assurance that we will not be subject to future tax audits or assessments for tax (including value added tax), customs duties and other levies by applicable authorities. In such event, we may be required to pay additional amounts, as a result of which our results of operations may be adversely affected.

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

Several key components required to build some of our products are manufactured or assembled by a limited number of suppliers or subcontractors, and in certain cases, there is only a single source. We can give no assurance of the continued availability of these key components or of our ability to accurately forecast our component requirements sufficiently in advance. If we experience an increase in demand for our products, our suppliers may be unable to provide us with the components we need in order to meet that increased demand. Any interruption in the availability of these components would cause delays in the manufacturing and shipping of our products. The delays and the costs associated with developing alternative sources of supply or assembly could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to retain our key personnel or fail to continue to attract highly qualified personnel, our results of operations may be materially adversely affected.

Our future performance depends, in significant part, upon the continued service of our key technical, scientific, management and sales employees, and our continuing ability to attract new highly qualified technical, scientific, managerial and sales personnel. There is competition for the services of such personnel. If we cannot retain or are unable to hire such key personnel, our business and results of operations may be materially adversely affected.

The operations and results of operations of affiliated companies may have a material adverse effect on our results of operations.

We have no control over the operations and results of operations of our affiliated company, Veraz Networks Ltd., and other companies in which we may, from time to time, have a minority interest. The results of such companies (if treated on an equity basis) will be reflected in our financial statements and could have a material adverse effect on our results of operations. For example, in 2005, 2004 and 2003, our share in the losses of Veraz Networks was $4.3 million, $3.4 million and $4.3 million, respectively.

We may be subject to claims that our products infringe upon the proprietary rights of others, which may in turn harm our ability to sell and develop our products or cause us to incur additional costs in licensing fees.

Other parties may claim that our products infringe upon their intellectual property rights, and we may be forced to defend ourselves or our customers, manufacturers or suppliers against those claims. Third-party claims may also require us to enter into license arrangements. If we cannot successfully defend these claims or obtain any necessary licenses on commercially reasonable terms or at all, we may be forced to stop selling some of our products. Many participants in the telecommunications industry have an increasing number of patents and patent applications and have frequently demonstrated a readiness to pursue litigation based on allegations of patent or other intellectual property infringement. We could incur substantial costs to defend similar claims. A successful claim of infringement against us or our failure or inability to develop non-infringing technology or license the infringed technology, on acceptable terms and on a timely basis, if at all, could harm our business, results of operations and financial condition. (See Item 4 - “Information on the Company” - “Business Overview”, under the caption “Intellectual Property & Proprietary Rights”.)

Man-made problems such as computer viruses or terrorism may disrupt our operations and adversely affect our operating results.

Our servers, like those of all businesses, are vulnerable to computer viruses, break-ins, and similar disruptions from unauthorized tampering with our computer systems. Any such event could have a material adverse effect on our business, operating results, and financial condition. In addition, the continued worldwide threat of terrorism and heightened security, in response to this threat, or any future acts of terrorism, may cause further disruptions and create further uncertainties or otherwise materially harm our business, operating results, and financial condition. To the extent that such disruptions or uncertainties result in delays or cancellations of customer orders or the manufacture or shipment of our products, our business, operating results, and financial condition could be materially and adversely affected.

Our products could contain defects, which would reduce sales of those products or result in claims against us.

We develop complex and evolving products. Despite testing by us and our customers, errors may be found in existing or new products. The risk is higher with new products, where full testing or certification is not yet completed. This could result in, among other things, a delay in recognition or loss of revenues, loss of market share or failure to achieve market acceptance. We could also be subject to material claims by customers. If any of our products are found defective or if any product liability claims, regardless of their merits, are brought against us, we could face substantial costs and our reputation and the demand for our products could be adversely affected.

Our customers could be dissatisfied with some of our newer products, or such products could otherwise fail to obtain market acceptance, which would reduce sales of such products and have a material adverse effect on our results of operations.

We continually introduce new or enhanced products. The success of new or enhanced products depends on several factors, including proper new product definition, component costs, timely introduction, differentiation of new products from those of our competitors and, ultimately, market acceptance of these products. We can give no assurance that our customers will be satisfied with these products and that they will successfully achieve market acceptance. If we fail to obtain such market acceptance of new products, it may have a material adverse affect on our results of operations.

Actual revenues earned from announced major contracts could be significantly less than anticipated, which could materially adversely affect our results of operations.

From time to time we announce the signing of significant agreements for the sale of products or in connection with a strategic business relationship. These agreements may fail to result in the anticipated sales or the actual revenue from such sales may be significantly less than initially anticipated. Such shortfall in revenues could materially adversely affect our anticipated results of operations.

One of our shareholders can significantly influence matters requiring shareholders’ approval.

Koor Industries Ltd., or “Koor”, controls 28.7% of our ordinary shares and has a shareholders agreement with Clal Electronics Industries Ltd., which owns 13.2% of our ordinary shares, relating to, among other things, the election of directors. Accordingly, Koor has significant influence over all matters requiring shareholder approval, including the election and removal of the majority of our directors and the approval of significant corporate transactions. This concentration of ownership could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares. This concentration of ownership may also adversely affect our share price. In addition, the market price of our shares may be adversely affected by events relating to Koor that are unrelated to us. (See Item 7 - Major Shareholders and Related Party Transactions” under the caption “Major Shareholders.”)

Some members of our board of directors may have conflicts of interest with us, and some of these conflicts may be resolved in a manner that is adverse to us.

Four of the members of our board of directors are directors and/or executive officers of, or are otherwise affiliated with, major shareholders of ours or a group holding a substantial proportion of our shares, including the chairman of our board. These individuals may have conflicts of interest with respect to business opportunities and similar matters that may arise in the ordinary course of business. (See Item 6 - “Directors, Senior Management and Employees” and Item 7 - “Major Shareholders and Related Party Transactions”.)

Risks Relating to Our Location in Israel

Conditions in Israel may limit our ability to develop, produce and sell our products. This could decrease our revenues.

Our corporate headquarters and principal offices and most of our research and development, engineering and manufacturing operations, and those of many of our subcontractors and suppliers, are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a state of hostility, varying in degree and intensity, has existed between Israel and its various Arab neighbors, including the Palestinian Arabs in the territories administered by Israel following the Six Day War of 1967. This has led to security and economic problems for Israel. Since October 2000, Israel has been subjected to numerous terrorist attacks and acts of violence initiated by various Palestinian Arab organizations. These actions, together with Israel’s military action in response to these attacks as well as other developments in the area, have led to an impasse in the entire peace process and have adversely affected the Israeli economy. Any armed conflicts or political instability in the Middle East region could negatively affect local business conditions and could harm our results of operations. Furthermore, several countries restrict doing business with Israel and Israeli companies. These restrictive laws and policies may harm our operating results, financial condition or the expansion of our business.

Our operating results and financial condition could also be adversely impacted by industrial action in Israel. For example, a strike or work stoppage affecting Israel’s ports could severely impede our ability to export our products to the majority of our customers, who are outside Israel.

For additional details, see Item 5 - “Operating and Financial Review and Prospects” - “Operating Results” under the caption “Economic, Political and Military Conditions in Israel”

The government grants we have received for research and development expenditures may be reduced further or eliminated due to government budget cuts, or the cost to us of such grants may become more expensive. These grants also limit our ability to manufacture products and transfer know-how outside of Israel and require us to satisfy specified conditions.

We currently receive grants from the government of Israel through the Office of the Chief Scientist of Israel’s Ministry of Industry, Trade and Labor for the financing of a portion of our research and development expenditures in Israel. The Israeli government has reduced the benefits available under this program in recent years and may reduce or eliminate these benefits in the future. In 2005, the grants we received totaled approximately $5.8 million, compared with $8.0 million in 2004, $14.5 million in 2003 and $21.8 million in 2002.

The Israeli government is also in the process of formulating a proposed amendment to the law regarding such grants. The amendment is expected to include changes to the royalty rates, which are likely to vary from company to company based upon certain criteria, and will increase the royalty rates and the rates of interest repayable by us in connection with such grants.

If we are unable to receive future grants from the Office of the Chief Scientist on substantially the same terms as we currently receive these grants, our business and financial condition could be materially adversely affected.

When know-how or products are developed using Chief Scientist grants, the terms of these grants limit us from manufacturing products based on this know-how outside of Israel without the prior approval of the Office of the Chief Scientist. Any approval, if given, will generally be subject to additional financial obligations. In addition, we are prohibited from transferring to third parties the technology developed with these grants without the prior approval of the Office of the Chief Scientist. If we fail to comply with the conditions imposed by the Office of the Chief Scientist, including the payment of royalties with respect to grants received, we may be required to refund any payments previously received, together with interest and penalties. The difficulties in obtaining the approval of the Office of the Chief Scientist for the transfer of manufacturing rights out of Israel could have a material adverse effect on strategic alliances or other transactions that we may enter into in the future that provide for such a transfer. Any non-Israeli who becomes a direct holder of 5% or more of our outstanding ordinary shares will be required to notify the Office of the Chief Scientist and to undertake to observe the law governing the grant programs of the Office of the Chief Scientist. (For additional details, see Item 5 - “Operating and Financial Review and Prospects” - “Operating Results” under the captions “Economic, Political and Military Conditions in Israel” and “Research and Development, Patents and Licenses, etc.")

The tax benefits we receive in respect of our approved enterprise programs require us to meet several conditions and may be terminated or reduced in the future, which may result in our being required to pay increased taxes.

The Investment Center of the Ministry of Industry, Trade and Labor has granted approved enterprise status to some investment programs at our manufacturing facilities. When we generate net income from approved enterprise programs, the portion of our income derived from these programs is exempt from tax for a period of between two years and ten years depending on location. In instances where the exemption is for two years, the income is subject to reduced tax for an additional five to eight years thereafter, depending on the percentage of our share capital held by non-Israelis. The benefits available to our approved enterprise programs depend upon the fulfillment of conditions stipulated under applicable law and in the applicable certificate of approval. If we fail to comply with these conditions, in whole or in part, we may be required to pay additional taxes for the period in which we benefited from the tax exemption or reduced tax rates and would likely be denied these benefits in the future. The amount by which our taxes would increase depends on the difference between the then-applicable tax rate for non-approved enterprises and the rate of tax, if any, that we would otherwise pay as an approved enterprise, and the amount of any taxable income that we may earn in the future. However, we have accumulated a substantial operating loss carryforward for tax purposes in Israel, which are available to offset future taxable business income. (For further information, see Item 5 - “Operating and Financial Review and Prospects”, under the captions “Effective Corporate Tax Rate” and Item 10 - “Additional Information”, under the captions “Taxaton” - “Israeli Tax Considerations and Government Programs”.)

If we are required to pay a significant amount of additional taxes, our results of operation may be adversely affected.

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

Under Israel’s Companies Law, a merger would require the approval of our board of directors and shareholders holding at least 75% of the shares voting on the proposed merger. Upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy its obligations. Finally, a merger may not be completed unless (i) at least 50 days have passed since the filing of a merger proposal with the Israeli Registrar of Companies by each merging company and (ii) 30 days have passed since the merger was approved by the shareholders of each merging company.

Also, in some circumstances an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 25% or 45% shareholder of the company (unless there is already a 25% or 45% shareholder of the company, respectively). If, as a result of an acquisition, the acquirer would hold more than 90% of a company’s shares, the acquisition must be made by means of a tender offer for all of the shares. If as a result of a full tender offer the acquirer would own more than 95% of the outstanding shares, then all the shares that the acquirer offered to purchase will be transferred to it. The law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer.

The restrictions described above could prevent or make more difficult an acquisition of us, which could depress our share price. (For additional details see Item 10 - “Additional Information” - “Articles of Association” under the caption “Anti-Takeover Provisions: Mergers and Acquisitions”.)

Our non-competition agreements with employees may not be enforceable. If certain of our employees leave us and join a competitor, our competitor could benefit from the expertise our former employees gained while working for us.

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

Risks Relating to the Market for Our Ordinary Shares

We have been named as a defendant, or a potential defendant, in connection with two purported or potential securities litigation class action lawsuits, which, if determined adversely, could negatively affect our business and results of operations.

In September 2004, a motion was filed with a court in Israel to certify a suit as a class action against a number of potential defendants including Tadiran Telecommunications Ltd., or “TTL” (which had been acquired by, and merged with and into, ECI at the beginning of 1999). In January 2005, we were also served in connection with a different purported class action complaint filed in the State of Maryland against ECtel and certain of its former officers and directors. (For details of both these proceedings, see Item 8 under the caption “Legal Proceedings”.) Although, we intend to vigorously defend against both actions, class action and securities litigation is both time-consuming and costly and could divert the attention of our senior management. An unfavorable resolution of these lawsuits or any future lawsuits, to the extent that we may not be covered by insurance, could materially adversely affect our results of operations and financial condition.

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

Based upon our calculations, we believe that we were not a PFIC in 2005. We currently expect that we will not be a PFIC in 2006. However, PFIC status is determined as of the end of the taxable year and depends on a number of factors, including the value of a corporation’s assets and the amount and type of its gross income. Therefore, we can give no assurance that we will not become a PFIC for fiscal year 2006 or in any future year. (For a discussion of how we might be characterized as a PFIC and related tax consequences, see Item 10 - “Additional Information” - “Taxation” under the caption “U.S. Federal Income Tax Considerations.”)

Volatility of the market price of our ordinary shares could adversely affect us and our shareholders.

The market price for our shares has been and is likely to continue to be highly volatile. From the beginning of 2003 through the end of 2005, the reported high and low sales prices of our shares ranged from a low of $1.55 per share to a high of $9.45 per share. The market price of our shares could be subject to wide fluctuations in response to numerous factors, including the following:

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

Important Business Developments since January 1, 2005

In April 2005, we acquired the optical activities and technology of Eastern Communications Co. Inc. of China, for approximately $8.5 million, which broadened our Multi-Service Provisional Platform product line. The acquired unit was merged with the operations of our partly-owned Chinese subsidiary, Hangzhou ECI Telecommunications Co., or “HETC”, which is part of our Optical Networks Division. As a result of the transaction, our interest in HETC increased to approximately 72.4%.

In June 2005, we completed our purchase of 100% of the outstanding common shares of Laurel Networks, Inc., a provider of Next-Generation IP/MPLS Multi-Service Routers, for the sum of $88 million, paid in cash. Following the transaction, Laurel Networks became our Data Networking Division.

In September 2005, we acquired for approximately $5.3 million the sales and support activities of MMG Ltd. (a company incorporated in Guernsey, Channel Islands), our former agent in Russia, including rights that we had previously granted to MMG to distribute and install our products in Russia.

Capital Expenditures and Divestitures since January 1, 2003

The only principal business interests acquired by us since January 1, 2003 were those acquired in 2005 and mentioned above under the caption “Important Business Developments since January 1, 2005”.

Other items of principal capital expenditures during the last three years related to the purchase of equipment and other fixed assets. These expenses totaled $11.3 million in 2003, $23.9 million in 2004 and $21.5 million in 2005. Of this amount, approximately $1.4 million, $12.7 million and $5.3 million, respectively, was spent on the implementation of new ERP (enterprise resource planning) systems throughout our company, a process which we commenced in 2003.

Our principal capital divestitures since January 1, 2003 are as follows:

•     Sale of InnoWave. - On April 1, 2003, we completed the sale of the operations of InnoWave to Alvarion Ltd., an Israeli company whose shares are traded on the Nasdaq National Market. InnoWave manufactured and sold point-to-multipoint wireless systems. The transaction was structured as a purchase of assets and assumption of liabilities. The value of the transaction was approximately $20 million consisting of the cash consideration paid to us by Alvarion of $9.1 million (of which $0.6 million was paid to certain key employees of InnoWave being transferred to Alvarion) and the cash balances of InnoWave at the date of closing, which were withdrawn by ECI. In addition, we received warrants to purchase 150,000 shares (net of warrants to purchase an additional 50,000 shares that were transferred to certain key InnoWave employees) in Alvarion, at an exercise price of $3 per share. (During the first quarter of 2004, we exercised all the warrants granted to us and sold the underlying Alvarion shares, which resulted in a net gain of approximately $1.5 million.) The debt associated with the sale by InnoWave of fixed wireless equipment to GVT remained with ECI.

•     Sale of Celtro - In September 2003, we sold our Celtro business unit, to a U.S. corporation, Celtro, Inc., which was newly formed by several venture capital funds. ECI holds an approximate 14% interest (10.7% on a fully diluted basis) in Celtro, Inc.

•     Transfer of remaining interest in ECI Telecom B.V. - In September 2003, we transferred, as the second stage of a management buyout, our remaining 49% interest in ECI Telecom B.V., a Dutch company that serviced ECI’s discontinued Telematics products.

•     Sale of ECtel’s Government Surveillance Business - In March 2004, ECtel Ltd. (Nasdaq: ECTX), then a subsidiary of ECI, completed the sale of its government surveillance business to Verint Systems Inc. for approximately $35 million in cash.

•     Distribution of Shares of ECtel - On May 10, 2004, we distributed to our shareholders 7.6 million of the approximately 10.5 million shares then held by us in ECtel Ltd., reducing our holdings in ECtel from approximately 57.9% to approximately 16.0% of that company’s outstanding shares. Accordingly, ECtel’s activities, including those for earlier periods, have been reclassified as discontinued operations. The operations of ECtel’s government surveillance business had previously been reclassified as discontinued operations in light of the decision, in 2003, by the board of directors of ECtel on a plan to sell such business.

•     Sale of Interest in NetKit Solutions LLC - In January 2005, we sold our 20% interest in NetKit Solutions LLC. NetKit produces, markets and services certain of the Telematics products, a discontinued product line of ECI. As a result of the sale, we registered a gain of approximately $2.4 million in the first quarter of 2005.

•     Sale of GVT Notes and Warrants - In April 2005, we completed the sale to ABN Amro Bank N.V of Notes and convertible warrants that had been issued to us in connection with debt owed to us by Global Village Telecom Ltda., or “GVT”, a Brazilian company. The consideration for the transaction was the sum of $96.2 million paid to us in cash, plus a further potential amount of approximately $3.3 million, based upon the occurrence of certain contingencies. The transaction resulted in a capital gain for us of approximately $10.4 million, excluding the contingent amount. (For details of the GVT transaction, see Item 7 - “Major Shareholders and Related Party Transactions” under the caption “Related Party Transactions”.)

•     Sale of Building in Clearwater, Florida - In October 2005, we sold a building owned by us in Clearwater, Florida, for $5.8 million. The building, which had been acquired by us as part of our merger with Tadiran Telecommunications Ltd. in 1999, had been leased to a third party. In respect of this sale, we registered a gain of $1.8 million in the fourth quarter of 2005.

Business Overview

Our Company

We provide network, routing and access solutions for optical and digital telecommunications networks. We design, develop, manufacture, market and support telecommunications solutions for evolving services, including voice, data, video and multimedia, and for building next generation converged networks. Our products and platforms are designed to create and manage bandwidth, maximize revenues for network operators, reduce operating expenses, expand capacity, improve performance and enable new revenue-generating services. We market our products on a worldwide basis to over 300 wireline and wireless service providers.

We operate primarily through three divisions: the Broadband Access Division, the Optical Networks Division and, most recently, the Data Networking Division. Our other operations include the NGTS unit, which supplies certain systems and components, primarily based upon the DCME technology. In addition, we have interests in a number of other companies. In particular, we have a significant holding in Veraz Networks, which operates in the area of next generation telephony solutions and voice over IP equipment.

At December 31, 2005, we had a total workforce of approximately 3,046 employees (excluding employees of Veraz Networks).

Industry Background

Telecommunications services are provided by a variety of companies around the world. Typically, telecommunication networks are comprised of three main parts: the long distance (or core) network, the metropolitan (or metro) network and the local access network. Wireline providers’ services on the local access network are provided through a subscriber loop, traditionally consisting of copper twisted-pair wire or fiber. There is an increasing emphasis on the deployment of fiber in certain parts of the access network to accommodate new service requirements. For cellular mobile operators, access is provided by wireless technology. Cable operators use their coaxial and fiber infrastructure. Fixed wireless and powerline technologies are also used in some networks. The local access loop then connects the subscriber to the network entry node where switching equipment routes communications across metropolitan and long distance transmission networks. Transmission services on the core and metro networks are provided primarily by fiber optic transmission systems.

During the past ten years, there has been significant growth in data communications, cellular telephones and especially the Internet. The growth of Internet usage is effectively a disruptive factor that has stimulated bandwidth requirements in access, metro and core networks.

To satisfy the increased demand for new services and the need for more transmission capacity, networks are designed, built and expanded on fiber optic-based architectures. New protocols and routing and switching platforms provide substantially higher transmission capacity, flexibility and broadband capabilities. In the access network, the copper-based local loop has been enhanced by implementing various digital subscriber loop technologies. This enhancement permits the provision of triple play services (broader range of voice, data and video services, such as faster access to the Internet and sufficient broadband transmission capacity for these services). Fiber optic access lines (FTTx) have become cost effective in the local access networks to provide infrastructure for new converging services.

In addition to the increasing demand for bandwidth, the telecommunications market is currently characterized by the convergence of voice and data services leading to the evolution towards the triple play solution. This creates the need for unified access platforms that provide more than one service and more enhanced network management capability. This increasing demand drives the need for network routing capabilities as well as increasing the demand for optical metro capacity.

After an almost three-year period of crisis in the telecommunications industry, the market began to recover in the second half of 2003, and continued to grow through 2004 and 2005. This growth is particularly evident in emerging markets such as Russia, Ukraine and India, where ECI has been especially active, as well as in ECI’s traditional European market where there has been growth in the DSL broadband access arena. While the trends are positive, we can give no assurance that positive indicators will continue.

Our Operations

Optical Networks Division

General

Our Optical Networks Division offers two principal product lines: optical network systems and bandwidth management solutions.

Our optical network systems provide telecommunications service providers with intelligent and flexible high-density, data-aware optical solutions for the metro access, metro-core and regional networks. This product line enables end-to-end transport of voice and data circuits from the user’s premises to high-capacity optical backbones, supports the process of streamlining the use of optical networks and allows telecommunications service providers to offer additional services with greater efficiency. These optical network systems are used by wireline operators, cellular operators and carriers of carriers.

As part of our strategy to expand and diversify our global development resources and augment our focused product line, in 2005, we acquired the optical activities and technology of Eastern Communications Co. Inc. This acquisition broadens our current Multi Service Provisioning Platform, or “MSPP”, product line, by adding a compact, affordable product. The acquired operations were merged with Hangzhou ECI Telecommunications Co. Ltd., or “HETC”, our majority owned subsidiary in China, increasing our interest to 72.4%.

Our bandwidth management solutions consist of digital cross-connect products, which enable end-to-end bandwidth management of global data and voice communications networks. Digital cross-connects allow telecommunications service providers to enhance the efficiency of bandwidth usage across their transport networks, converting the raw bandwidth provided by optical equipment into differentiated telecommunication services. The main application of our cross-connect products is global gateways, seamlessly interconnecting networks operating on different protocols between North America and Europe as well as Asia-Pacific and Latin America. The bandwidth management solutions is a relatively old product line and not a material part of our business. Accordingly sales have been declining in recent years and are expected to continue to decline.

In 2005, our Optical Networks Division generated sales of $330.7 million and, as of December 31, 2005, employed 1,053 persons worldwide. This figure includes approximately 200 employees of HETC.

Products

Following is a description of our optical network systems and bandwidth management solutions:

Application	Product	Description
Optical Network Systems Products	XDM®
A family of intelligent MSPPs for cellular, metro, and metro access networks. The platforms support SDH/SONET multiplexing, Ethernet connectivity (IP/MPLS and L2), ATM switching, DWDM wavelengths supporting Optical Transport Network, or “OTN”, technology, digital cross-connect functionality, and end-to-end service provisioning. Enables up to a tenfold capacity increase with significant savings in network deployment costs. Hybrid solution that gives the benefits of optical PM and protection and different types of SDH and SONET protection.

The XDM family features a range of shelves, each optimized for different applications and configurations.

The main shelves include:

•  The XDM-50/100/200 designed for metro access and cellular networks including sophisticated Layer 2 Ethernet capabilities and CWDM functionality for substantial expansion of data and storage services.

•  The XDM-400/500/1000/2000 designed for metro edge, metro core and regional networks with high capacity and with optimum wavelength utilization through intelligent aggregation of low beat-rate services. The long distance amplifiers deployed in this line enables cost effective and longer reach for critical applications such as rough terrain (desert / jungle / island hopping) networks. The introduction of the this amplifier at the end of 2004 enhanced the metro DWDM capabilities of the XDM into the regional networks.

Optical Network Systems Products (cont.)	SYNCOMTM
SDH multiplexing equipment. Provides transmission of network traffic. Addresses the needs of metropolitan, regional and backbone networks. Transmission capacity ranges from STM-1 to STM-16 levels and is completely modular for easy scalability.

BroadGate®
A family of access and end user equipment complementing XDM and SYNCOM product lines. The Broadgate line includes five main products:

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

•  SAN-XT - Customer Located Equipment, or “CLE”, for storage traffic interfaces such as Fiber Channel and ESCON. The Micro-SAN enables operators to offer and deploy disaster recovery services together with the XDM metro solutions.

•  BroadGate - 40 - miniature MSPP designed for metro access and Wide Area Networks, or “WANs”. The scalable architecture of the BroadGate-40 allows for the provisioning of new carrier-class Ethernet services over SDH to meet the needs of medium and large enterprises, utility companies and cellular operators. The BroadGate-40 supports standard TDM services starting from 64Kbps (DS0) through DS3/E3 and up to STM1 and STM4.

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

T::NMS™
An element and network management system designed to configure, manage and control each of our bandwidth management hardware elements and the networks in which these elements are incorporated. Uses an intuitive graphical user interface with drag-and-drop functionality and provides network managers with fault, configuration, administration, performance and security management functions for our entire bandwidth management product line. Manages seamless data/TDM provisioning and provides carriers with end-to-end provisioning capabilities. Fully scalable and enables operators to utilize our bandwidth management products to their fullest potential.

Each of the above product lines has been in production since at least the beginning of 2003, except for the LightSoft Network Management Solution, first introduced in 2004, the XDM-100/200, first introduced in the beginning of 2004 and the XDM-50 and BroadGate-40, first introduced in the second half of 2005. During the period since the beginning of 2003, we ceased marketing the T::MSA™, a bandwidth management multi-service platform, in production from 2001 to 2003. Another bandwidth management product, the T::Core™, launched and intended to be introduced in 2004, was discontinued.

Broadband Access Division

General

Our Broadband Access Division develops, manufactures, markets and sells innovative access products that enable telecommunications service providers to mass deploy broadband networks and offer a variety of new advanced services. This division’s solutions enable telecommunications service providers to enhance their existing local loop usage performance and efficiency, increase line capacity and facilitate advanced services on existing infrastructure, and to introduce fiber to the curb, node and premises (FTTx) as well as similar solutions with even higher capacity.

Our broadband access solutions address the use of copper telephone wire and fiber to provide voice, data, and video services at multi-megabits and gigabits per-second speeds. In addition, our product lines include selected narrowband access products that can be used to increase the capacity and improve the performance of standard telephone lines, although this market segment is in decline and is not a material part of our business.

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

In 2005, our Broadband Access Division generated revenues of $262.5 million and, as of December 31, 2005, employed 582 persons worldwide.

Products

The Broadband Access Division’s current product line comprises the following:

Application	Product	Description
Broadband Access Products	Hi-FOCuS® 5
Pure Ethernet / IP based, Multi-Service Access Gateways, or “MSAG”, introduced at the end of 2005, optimized for remote and Central Office, or “CO”, installations, to enable super high bandwidth applications such as FTTx / GPON. Supports advanced xDSL (ADSL2+ and VDSL2), fiber access (PON and P-t-P) and integrated broadband voice and TDM services (BLC).

Hi-FOCuS® 4
CO and remote locations MSAG, launched in 2003, which provides ATM based services with a smooth migration path to Ethernet based networks. Supports xDSL, fiber based access, and integrated broadband voice / TDM services (BLC).

	MiniRAM®	Remote MSAG for street cabinet installations. Includes a large variety of both basic and extension units for multiple xDSL technologies.
	RLP	Remote Line Powering, or “RLP”, feeder unit (CO side) and RLP remote unit provides powering for Outside Plant, or “OSP”, units, Remote DSLAMs (RT). Launched in 2005
	MiniCABTM	Complete “street cabinet in a box,” Remote MSAG for OSP installations, launched in 2005. It features xDSL technology support fully Ethernet interconnection and is remotely powered via copper lines
	MiniSHELFTM	New family of remote and CO location platforms, launched in 2005, aimed to provide high end capacity for “bandwidth hungry” access solutions
	B-FOCuS®	Customer Premises xDSL Equipment, or CPEs, for residential and SOHO installations. Includes CPEs for all the xDSL and fiber technologies supported by the Hi-FOCuS platforms described above.
B-LightTM
Customer Premises FTTP Equipment, or ONTs, for residential and business installations, launched in 2004. Includes ONTs for PON and fiber technologies supported by the Hi-FOCuS platforms described above.

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

Unless otherwise stated. each of the above product lines have been in production since at least the beginning of 2003, the Hi-FOCus product line having been in production since 1999. The Hi-FOCuS 4 largely replaced the SAM family of MSAGs, the most recent of which was the SAM 480. In addition, until 2005, we produced the FlexRam® mid-size street cabinet installation.

Data Networking Division

General

Acquired by ECI Telecom in June 2005, our Data Networking Division was founded in 1999 as Laurel Networks, Inc. It is headquartered in Pittsburgh, Pennsylvania, USA.

The Data Networking Division develops, manufactures, markets and sells high-performance broadband routers that enable telecommunications carriers and service providers to deliver IP-based data, voice, and video services. This division’s technology allows carriers to transition from Internet-only service delivery models to advanced triple-play networks. Designed to meet carriers’ scalability needs, our broadband edge routers allow new services and capabilities to be added to carrier networks -- without incremental cost - as the subscriber base grows.

As carriers move from best-effort Internet service to a wide range of high-bandwidth business and consumer services, providers are facing many challenges. To be successful, many are looking to move into new residential markets and grow revenues from new triple play services (voice, video, and data). This requires increasing network bandwidth while providing high levels of service quality. The Data Networking Division helps carriers meet these challenges with edge routing technology that offers high availability, wire-speed performance, service flexibility, and advanced policy management.

The acquisition of the Data Networking Division enhances our ability to present the market with comprehensive solutions that comprise products starting from the DSLAM, through BRAS and edge router towards the optical metro network.

In the period from our acquisition through December 31, 2005, the Division generated revenues of $4.3 million and, as of December 31, 2005, employed 153 persons worldwide.

Products

The Data Networking Division’s current product line comprises the following:

Application	Product	Description
Data Networking Division Products	ST™200 Edge Routers
Our ST200 high-capacity, high-density edge router offers the flexibility and features needed at the edge of an IP or MPLS backbone to deliver packet-based services that meet enterprise and consumer needs. Through its flexible edge-optimized architecture, the ST200 enables providers to enhance existing services and offer new services at significantly lower capital and operational costs than other platforms.

ST™50 Service Edge Routers
Our ST50 router features precisely the same technology as the ST200 -- in a smaller footprint. A high-performance, modular, carrier-class edge router with the granularity required by emerging and small to medium-sized carriers, the ST50 is well-suited for deployment in central offices, headends, and points of presence.

ShadeTree™ Management Suite
ShadeTree™ Management Suite is a powerful, open service provisioning and policy management system designed to reduce the time and costs associated with deploying Layer 2 / Layer 3 VPNs and on-demand, triple play services. By offering subscriber self-management, automating the configuration of network elements, simplifying service definition, and accelerating new service deployment, ShadeTree MS allows carriers to lower the costs of adding new services to their portfolios.

Manufacturing

Most of the products of the Optical Networks Division and the Broadband Access Division are manufactured by our manufacturing units in Israel, primarily at our plants in Ofakim and Kiriat Shemoneh. However, part of the manufacturing of our products is subcontracted to third party manufacturers in Israel, Southeast Asia and the United States. Final integration and testing are generally carried out at our facilities in Petah Tikva, Ofakim and Jerusalem. We also carry out integration of DCME products for Veraz Networks and, to a lesser extent, we integrate products for ECtel and for Celtro, another company in which we have a minority interest.

We are ISO 9001:2000 and ISO 14001 certified. These standards, developed by the International Organization of Standards, or “ISO”, are the most widely recognized quality standards. ISO 9001:2000 relates to Quality Management and ISO 14001 relates to Environmental Management. In Israel, the certifications are awarded by Standard Institute of Israel, or “SII”, on behalf of International Certification Network. Our key product platforms have also received the TL 9000 certification, developed by the Quality Excellence for Suppliers of Telecommunications Leadership forum. TL 9000 expands and adapts ISO 9001:2000 standard requirements to the telecommunications industry. This certification is awarded in Israel by SII on behalf of the National Quality Assurance .

Sales and Marketing

Our products are sold primarily by our international sales force located in our offices around the world. In some markets, sales are handled by local agents and resellers. The direct sales force targets service providers in Europe, Israel, the former republics of the Soviet Union, Africa, Asia-Pacific and North and South America.

 Sales and marketing in China is conducted mainly through our majority-owned Chinese subsidiary. In Israel, the bandwidth management products are sold to Bezeq (Israel’s incumbent local exchange carrier) through a local value-added reseller. In Korea, the bandwidth management products are sold to an original equipment manufacturer, which sells such products under its own name.

Our main marketing efforts include:

•	building market awareness and acceptance of our brand and our products;
•	demonstrating product features that fulfill customers’ needs;
•	establishing partnerships and joint ventures;
•	participating in trade shows, technical conferences and standards forums;
•	enhancing our product offering to “full solutions”;
•	preparing and developing sales tools and conducting market research; and
•	sales force training.

In addition to our sales representatives, we employ skilled pre- and post-sales teams that support the selling process and customers from the pre-sale stage (trials, tenders and homologations), to the post-sale stage in which we help our customers to implement the equipment in their networks and provide technical or logistical support.

In addition, we have signed several agreements with industry leading equipment vendors for the joint delivery of combined solutions, as may be required from time to time by various potential customers.

Customers

Our Optical Networks Division has a relatively wide customer base. The customers for our optical networks products range from Post, Telegraph and Telephone carriers, or “PTTs”, to cellular operators, Competitive Local Exchange Carriers, or “CLECs”, Incumbent Local Exchange Carriers, or “ILECs”, and utilities (electricity, gas and railway) operators throughout Europe, Asia Pacific and North and South America. The customers for our bandwidth management products include inter-exchange carriers, international carriers, CLECs and ILECs, as well as global, wireless and Internet Service Providers, or “ISPs”. As of December 2005, the Optical Networks Division had approximately 270 customers worldwide, primarily in Europe, East Asia and South America for optical network products, and North America and Korea for bandwidth management products.

The customers of our Broadband Access Division are principally ILECs, UTILCO’s and large CLECs. In 2005, the two major customers of our Broadband Access Division were Deutsche Telekom AG and France Telecom, who together accounted for approximately 64% of the division’s revenues and who individually accounted for 13% to 14% of our total revenues.

Our Data Networking Division supports some of the leading service providers, including Level 3 Communications in North America, KT and Dacom in Korea, ntl in the United Kingdom and Arsys Internet SL in Spain. The division also sells to a variety of smaller operators - independent operating companies and rural carriers - in North America. Recent examples are SDN Communications, River City Internet Group and Ringgold Telephone Company. The Data Networking Division also sells products through an OEM relationship with Marconi (now owned by Ericsson).

Service and Customer Support

Our global professional services group provides the following five main broad categories of services and support to customers of all three of our principal divisions:

•	Planning: Comprised of network planning, design and optimization, as well as network integration and migration.

•
Implementation: Comprised of full project management and field activity services, including pre-implementation design and consulting, site survey, installation, on-the-job training, acceptance and commissioning, supervision, and implementation of software and hardware upgrades. Additionally, it includes a multi-product integration of the offered solution into the customer system.

•	Operational Services: Includes network planning, network preventive activities and assistance with network operation.
•
Maintenance: Provides an Action-Line service 24 hours a day, 7 days a week, hardware and software repair, remote diagnostics, on-site support, fast exchange spare parts management and software updates.

•
Services Solutions Package: We work with our customers to identify jointly and create services solutions packages for the telecommunications market, as a whole. These services include support for various vendors and technologies as well as managed Services (management network outsourcing services, remote network management services).

Additional services include:

•	Educational Services: Offers packages of basic and advanced courses as part of our Training College.
•	Customized Services: A designed-to-order package of services created especially to meet customers’ individual needs, where required.

Research and Development

Our Optical Networks Division focuses its research and development efforts on two major product lines, the Multi Service Provisioning Platform, or “MSPP”, and Optical Transport Network, or “OTN”.

In the MSPP product line, the division is focusing on enhancing its IP/MPLS, L2 and ATM offering, in order to establish a better position in the MSPP market and on strengthening the Metro access offering. The miniature MSPP products for the Metro access are fully developed by the new research and development center at HETC in China, acquired in 2005.

The Optical Networks Division continues with the development of the CWDM/DWDM offering based on OTN as a key technology. The OTN solution is expanded into the access arena providing end-to-end portfolio that is specifically designed to address the growing demand for both triple-play service delivery and broadband business data transport. As of December 31, 2005, this division’s research and development personnel consisted of 409 employees.

Our Broadband Access Division focuses its research and development efforts on developing the new Hi-FOCuS5 IP DSLAM platform for triple play applications. These efforts include new IP network features and new DSL line cards with new technology (VDSL2). The implementation is via remote terminals in street cabinets in order to provide applications such as HDTV (High Definition T.V.).

The division continues developing of its multi service access gateway platforms, mainly in the fields of voice and video, and is also developing new OSP’s (outside plant) family (Mini Cabinet) (hardened enclosure). As of December 31, 2005, this division’s research and development personnel consisted of 334 employees. This figure includes 35 employees of a third party in India, for whom we bear the cost and who are considered part of the division’s research and development force. This force is primarily engaged in the Hi-FOCuS4 family on-going features and maintenance activities. The Indian unit is able to develop end-to-end features with extensive testing on site.

Our Data Networking Division focuses its research and development efforts on developing and enhancing its high-performance broadband routers to deliver IP-based data, voice, and video services. Additionally, the division is in the process of developing a new technological platform intended to become the underlying IP platform for the next generation of products for each of our principal divisions. Included in this development is a new custom packet processing engine, which is intended to add significant performance and feature capabilities while reducing costs. As of December 31, 2005, this division’s research and development personnel consisted of 92 employees.

Competition

Our Optical Networks Division operates in a highly competitive market, primarily with large vendors such as Alcatel and Huawei, as well as, to a lesser extent, with vendors such as Marconi (recently acquired by Ericsson), Nortel, Siemens and Tellabs.

With respect to the products of our Broadband Access Division, we face competition in the rapidly evolving broadband access market both from multi-product vendors, such as Alcatel, Siemens, Huawei and Lucent, as well as, to a lesser extent, with Marconi, UTStarcom and ZTE, and from single-product companies, such as Calix and Zhone. In the narrowband access market, our competitors include Alcatel, Ericsson and Siemens.

Our Data Networking Division’s chief competitors are Alcatel, Huawei and Cisco which offer a full range of IP solutions and services. It also faces competition from broadband oriented products from Juniper and Redback.

Our Other Operations

NGTS Unit

Until December 31, 2002, our NGTS operations were one of our principal wholly-owned operations, although not considered part of our core businesses. On December 31, 2002, we combined the principal activities of our NGTS operations with a third party to form Veraz Networks, Inc., in which we hold a substantial minority interest. (See below in this Item, under the caption “Veraz Networks”.)

The intellectual property ownership of NGTS’s digital circuit multiplexing equipment (DCME) business remained with us. Under an exclusive manufacturing and distribution arrangement between us and Veraz Networks, we, through our NGTS unit, continue to supply DCME systems to Veraz Networks, which has exclusive, world-wide distribution rights for such systems.

DCME systems simultaneously compress toll quality voice, fax, voice band data, native data, and signaling. The system improves transmission media efficiency and helps achieve maximum bandwidth utilization and guaranteed quality of service.

The technology developed by us for our DCME product line is also used by ECtel and Celtro (under various licensing agreements). Our NGTS unit supplies these companies with certain DCME components and assembles certain of these companies’ products. In addition, our NGTS unit is a full turnkey manufacturer of Celtro and ECtel products and, until the end of 2005, also supplied VoIP products to Veraz Networks.

In coordination with our NGTS unit, Veraz Networks has undertaken limited research and development and engineering efforts to tailor DCME products to some customers’ needs and to improve product manufacturability. Our NGTS unit also provides repair services for certain DCME and other products.

Other Interests of ECI

Veraz Networks

On December 31, 2002, we combined the principal activities of our NGTS operations with NexVerse Networks, Inc., a privately-owned U.S. corporation, which was renamed Veraz Networks, Inc. Veraz Networks is a global provider of voice over IP, or “VoIP”, softswitches, media gateways and digital compression products to wireline, broadband and wireless service providers.

We currently hold 41.5% of the outstanding voting rights in Veraz Networks (or 32.9% on a fully diluted basis). Our holding in Veraz Networks enables us to maintain a foothold in the important IP telephony market, while, at the same time, focusing internal resources on our core businesses.

Under manufacturing and distribution arrangements between Veraz Networks and us, we supply DCME voice compression systems to Veraz Networks, and Veraz Networks is the exclusive distributor of such systems for sale to service providers globally. We continue to own the intellectual property of the DCME product line. We also have a non-exclusive distribution arrangement with Veraz Networks for the sale by us of its telephony products in certain regions.

The following is a description of Veraz Networks’ IP telephony products and bandwidth optimization products:

Application	Product	Description
IP Telephony Products	Veraz ControlSwitch
The Veraz ControlSwitch is comprised of softswitch software and third party hardware resident on specific commercial computing platforms which help enable the delivery of voice services over packet-based wireline and wireless networks. The ControlSwitch provides call control and protocol mediation capabilities in conjunction with a services creation environment to help service providers to deploy multi-vendor solutions and revenue-generating services.

I-GateTM 4000 - Media Gateway and I-Gate 4000Pro
Veraz Media Gateways, or “MG’s”, are designed to help establish the bandwidth optimized voice path infrastructure necessary to provide toll quality international and national telephony services over packet networks. The MGs support VoIP protocols and signaling functionality for CAS, ISDN and SS7 interfaces.

DCME (bandwidth optimization) Products	DTXTM-600
A high-capacity multi-service, multi-rate voice and voice-band-data compression system designed to serve as a network optimizer platform in diverse network applications and end-user environments. Simultaneously compresses toll quality voice, fax, voice band data (VBD), native data (e.g. V.35), and signaling.

	DTXTM-360	A high gain DCME product for bandwidth optimization.

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

ECtel was formed in 1990 as our wholly-owned subsidiary and, in October 1999, made an initial public offering of its shares. In May 2004, we distributed 7.6 million of our shares in ECtel to our shareholders, which reduced our beneficial ownership in ECtel from 57.9% to 16.0% (2.9 million shares) and, as a result, we ceased consolidating ECtel’s results and the activities of ECtel for all periods are treated as discontinued operations in our financial statements. We currently own 15.9% of ECtel’s outstanding shares.

In the years ended December 31, 2005 and December 31, 2004, ECtel had sales of approximately $23.2 million and $12.6 million, respectively, and net losses of $1.4 million and $13.5 million, respectively. On December 31, 2005, the closing market price of ECtel shares was $4.43 per share, compared to $3.70 per share on December 31, 2004.

Celtro, Inc.

Celtro, Inc. is a U.S. corporation, in which we have an approximately 14.0% interest (10.7% on a fully-diluted basis), formed in September 2003 to acquire our Celtro business unit. Celtro provides innovative cellular backhaul switching solutions in the Radio Access Network (RAN) for mobile operators to improve service delivery and increase network efficiency.

In addition, we have minority interests in several other small companies, as well as a number of venture capital funds.

Discontinued Operations and Certain Other Former Operations

Apart from changes in our operations and principal activities mentioned above (including the treatment of ECtel as discontinued operations for earlier periods), we had the following operations, which have now ceased or been sold since January 1, 2003.

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

Breakdown of Revenues

For a breakdown of revenues by geographic markets, and details of revenues and certain other data from our financial statements with a breakdown according to the principal operations, for the fiscal years 2003 through 2005, see Item 5 below, “Operating and Financial Review and Prospects - Results of Operations”.

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

In connection with our current products and ongoing operations, we have approximately 230 granted patents and approximately 280 patent applications pending in North America, Europe, Latin America, Asia and Israel. Our patent applications include patents for technology relating to transmission (including wideband and narrowband cross-connects), SONET/SDH, ATM, xDSL, IP, optical networks and equipment, as well as network management services (including algorithms and protocols). In addition, we are currently preparing other patent applications, which we intend to file in the future.

We can give no assurance that any patents sought by us will be approved, or that if issued, those patents will not be challenged, and if such challenges are brought that those patents will not be invalidated. We plan to continue to pursue intellectual property protection in foreign countries, in instances where the technology covered is considered important enough to justify the added expense.

We also rely on protection available under trademark law. We have filed trademark applications in various jurisdictions in connection with the registration of over 55 different trade names and other marks. Approximately 240 of these applications have proceeded to registration and are current, and we have approximately 35 applications pending. We are currently preparing other trademark applications, which we intend to file in the future.

Government Regulations

We receive grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor for research and development programs. We also receive tax benefits under Israeli law for capital investments that are designated as “approved enterprises.” Our participation in these programs is subject to our compliance with certain conditions and imposes certain restrictions upon us. (For a description of the Office of the Chief Scientist and tax benefits for approved enterprises, see Item 5 - “Operating and Financial Review and Prospects” under the captions “Research and Development, Patents and Licenses, etc.” and “Grants from the Israeli Office of the Chief Scientist” and “Item 10 - Additional Information” under the caption “Israeli Tax Consideration and Government Programs”.)

Organizational Structure

ECI Telecom Ltd. is part of a group of which it is the parent company. It has a number of subsidiaries worldwide.

Following the distribution in 2004 of 7.6 million of our shares in ECtel Ltd. (in which we now have a 15.9% interest), we no longer have any significant subsidiaries in Israel.

Outside Israel, we hold a 100% interest ECI Telecom DND, Inc. (formerly Laurel Networks, Inc.), incorporated in the United States, which we acquired in June 2005 and which forms the basis of our Data Networking Division, and we also now hold 72.4% of Hangzhou ECI Telecommunications Co., or “HETC” (incorporated in China). In addition, we have a number of wholly-owned regional subsidiaries (held directly or through intermediary companies), whose activities consist primarily of sales, marketing and customer support. The most significant of these are the following subsidiaries:

•	ECI Telecom GmbH (incorporated in Germany);
•	ECI Telecom France S.A.R.L. (incorporated in France);
•	ECI Telecom (UK) Limited (incorporated in the United Kingdom); and
•	ECI Telecom, Inc. (incorporated in the United States).

We have minority interests in a number of companies in addition to ECtel. The most significant of these is Veraz Networks, Inc., a Delaware corporation. We hold 41.5% of the outstanding voting rights in Veraz Networks (or 32.9% on a fully diluted basis).

(See also the list of subsidiaries appended to this annual report as Exhibit 8.1 in Item 19.)

Property, Plants and Equipment

Our corporate headquarters are in Petah Tikva, Israel, situated just to the east of Tel Aviv. We conduct our research, development and engineering activities at our facilities in Petah Tikva, as well as in India, China and Pittsburgh, Pennsylvania, where the operations of our Data Networking Division are located. Our in-house manufacturing takes place primarily in Israel, at facilities situated in Ofakim and Kiryat Shmona, as well as in Hangzhou, China. (For additional details relating to manufacture and outsourcing, see above in this Item, under the caption “Business Overview” - “Manufacture”.)

The following table sets forth details regarding our current owned and leased property:

Square Feet (approximate)
Property owned by us
Petah Tikva facilities	330,000
Jerusalem facilities	83,000
Parking lot in Petah Tikva	300,000

Property leased to us
Petah Tikva facilities	217,500
Other facilities in Israel	215,000(1)
Facilities outside Israel	350,000(2)

(1)	Includes approximately 125,000 square feet of warehouse space.

(2)
The largest of these facilities are in Hangzhou, China (approximately 58,000 square feet); Pittsburgh, Pennsylvania, (approximately 31,000 square feet, increasing to approximately 38,000 square feet in April 2006); Basingstoke, Hampshire, UK (approximately 32,000 square feet); and Fort Lauderdale, Florida (approximately 25,000 square feet).

Since January 2005, the principal changes with regard to the real property owned by us or leased to us were: (i) the sale, in October 2005, of a building owned by us in Clearwater, Florida, all of which had, in recent years, been subleased to a third party; (ii) the surrender, in April 2005, of 67,000 square feet square of office space in North Petach Tikva, Israel, and the taking by us of a lease of additional premises, amounting to approximately 82,500 square feet of office space, near our present principal facilities in Petach Tikva; and (iii) the addition, in June 2005, of the facilities in Pittsburgh, Pennsylvania, on our acquisition of Laurel Networks, Inc., now our Data Networking Division.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our consolidated financial statements referred to in Item 18 - "Financial Statements" and incorporated by reference into this annual report. Our consolidated financial statements are prepared in conformity with U.S. GAAP.

Operating Results

Overview

We provide network, routing and access solutions for digital telecommunications networks. We design, develop, manufacture, market and support digital telecommunications solutions for evolving services, including voice, data, video and multimedia, and for building next generation converged networks. Our products and platforms are designed to create and manage bandwidth, maximize revenues for network operators, reduce operating expenses, expand capacity, improve performance and enable new revenue-producing services.

During 2002, we decided to focus our activities on our core businesses, which we reorganized into two new divisions, the Optical Networks Division (based upon our then Lightscape and Enavis operations) and the Broadband Access Division (based upon our then Inovia operations). The principal operations associated with our ECI Telecom-NGTS Ltd. subsidiary were combined in December 2002 with those of a third party, to form Veraz Networks, Inc., in which we now hold approximately 41.5% of the voting rights (32.9% on a fully diluted basis). During 2002, we also announced our intention to sell the operations of InnoWave ECI Wireless Systems Ltd., which sale was completed in April 2003. Accordingly InnoWave’s activities for all periods have been reclassified as discontinued operations.

Prior to May 2004, we also held a majority of the shares of ECtel Ltd. On May 10, 2004 we distributed approximately 72.4% of our holdings in ECtel to our shareholders, effectively reducing our holdings from approximately 57.9% to approximately 16.0% of ECtel’s outstanding ordinary shares. Accordingly, ECtel’s activities for all periods have been reclassified as discontinued operations. The operations of ECtel’s government surveillance business had previously been reclassified as discontinued operations in light of a decision by the board of directors of ECtel in 2003 on a plan to sell such business.

All data in this discussion, unless otherwise stated, exclude discontinued operations.

On June 3, 2005, we acquired 100% of the outstanding common shares of Laurel Networks, Inc. and the results of the operations of Laurel Networks (which, following the transaction, became our Data Networking Division) have been included in our consolidated financial statements since that date. For a breakdown of the allocation of the purchase price paid for Laurel Networks, see Note 19B to our consolidated financial statements referred to in Item 18 - "Financial Statements" and incorporated by reference into this annual report.

We currently operate through three primary divisions:

•
Our Optical Networks Division offers two principal product lines: optical network systems and bandwidth management solutions. Our optical networks systems provide telecommunications service providers with metropolitan and regional intelligent and flexible multi-service optical transmission solutions. Our bandwidth management solutions consist of digital cross-connect products that enable end-to-end bandwidth management of global data and voice communications networks. (For further details see Item 4 - “Information on the Company” - “Business Overview”, under the caption “Optical Networks Division”.)

•
Our Broadband Access Division focuses on the development and production of access products for telecommunications systems, including broadband solutions that make it possible to transfer multi-media content, as well as certain narrowband solutions. (For further details see Item 4 - “Information on the Company” - “Business Overview”, under the caption “Broadband Access Division”.)

•
Our Data Networking Division is an innovative provider of Next-Generation IP/MPLS Multi Service Edge Routers. (For further details see Item 4 - “Information on the Company” - “Business Overview”, under the caption “Data Networking Division”.)

We also have certain other operations, in particular, the NGTS Unit, whose primary focus is on the manufacturing of DCME systems for sale to Veraz Networks.

Our Functional Currency

We are based in Israel. We maintain our books and records in Israeli currency and in dollars (in compliance with Israeli statutory requirements and Statement of Financial Accounting Standards, or “SFAS”, No. 52 of the Financial Accounting Standards Board of the United States, or “FASB”). Most of our sales are outside Israel and are made in dollars and other non-Israeli currencies. Currency hedging and other efforts are undertaken to maintain the dollar value of most export sales, purchase orders, and forecasts made in non-dollar currencies. Most purchases of materials and components, as well as most selling and other expenses incurred outside Israel, are in dollars. In view of the foregoing, we consider the dollar to be the currency of the principal economic environment in which we operate and, therefore, the dollar has been determined to be our functional currency. Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in currencies other than dollars are re-measured in dollars in accordance with the principles set forth in SFAS 52.

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

Revenue Recognition

Our revenue recognition policy is significant because our revenue is a key component of our results of operations. We follow specific guidelines, several of which are discussed below, in measuring revenue. However, such guidelines require the exercise of certain judgments, estimates and assumptions.

Revenues from products are recognized when the product has already been delivered and when title to the system and risk of loss have been substantially transferred to the customer, provided that collection is reasonably assured. When the sale arrangement includes customer acceptance provisions with respect to network interoperability, revenue is not recognized before we have demonstrated that the criteria specified in the acceptance provisions have been satisfied.

When a sale involves multiple elements, such as sales of products that include installation and integration services, the entire fee from the arrangement is evaluated under Issue No. 00-21 of the Emerging Issues Task Force, or “EITF”, “Revenue Arrangements with Multiple Deliverables” (EITF 00-21). In such an arrangement with multiple deliverables, the arrangement consideration is allocated to each respective element based on its relative fair value and recognized when revenue recognition criteria for each element are met if all of the following conditions are met:

•	the delivered items have value to the customer on a stand-alone basis,

•	there is objective and reliable evidence of the fair value of the undelivered items, and

•	if the arrangement includes a general right of return, delivery or performance of the undelivered items is probable and substantially in our control.

We make certain sales through resellers and recognize revenues from such sales, assuming all other criteria for revenue recognition are met and provided that there is no contractual right of return, either:

•	when we have received adequate collateral (which in almost every case is a letter of credit) from the reseller to secure payment to us; or

•
in certain instances where we have an established ongoing relationship with the reseller and a proven track record of payments, when we receive written evidence of the identity of the end-user and the existence of an agreement by the end-user to purchase the product from the reseller (for example, a copy of a purchase order); or

•
in instances where the reseller is a major internationally known company and we have an established ongoing relationship with such reseller and a proven track record of payments, upon delivery of the products to the reseller.

When the collectability from the reseller is not reasonably assured or when the right of return exists, revenue is recognized on a cash basis, provided that the reseller has ultimately sold the products to an end-user or the return privilege has substantially expired.

Revenues from sales involving long-term credit arrangements at less than market interest rates are recorded at the present value of the related future cash flows. The difference between the amounts receivable and their present value is recognized as interest income over the period of collection of the receivable.

Revenue from software licenses is generally recognized at the time the software is delivered to the customer if collection is probable, the fee is fixed or determinable, we have no significant obligations remaining under the sales or licensing agreement and no significant customer acceptance requirements exist subsequent to software delivery.

Service revenues from product maintenance contracts and separately priced extended warranty contracts are generally recognized ratably over the contract period, while revenue from software services generally is recognized as the services are performed or, if no pattern of performance is evident, ratably over the period during which such services are performed.

The percentage of completion method of accounting, in accordance with Statement of Position 81-1 (SOP 81-1), is used for sales generated from certain contracts, primarily those related to customized network solutions and network build-outs with durations of at least six months. The units-of-delivery method or units-of-work performed method is used to measure progress on each contract. Revenue and cost estimates are revised periodically based on changes in circumstances. Any expected losses on contracts are recognized immediately upon contract signing or as soon thereafter as identified.

Investments

Investee Companies

Investments in investee companies, in which we have significant influence (affiliated companies - currently just Veraz Networks) are presented using the equity method, that is, at cost plus our share of the post-acquisition income or losses.

If there is a sudden and significant decrease in the fair values of our investments in companies accounted for in the equity method, we may be required to write off part of our investments due to impairment.

Investment in entities in which we do not have significant influence, are stated as follows:

•	Marketable securities - as stated in the discussion below under the caption “Marketable Securities”.

•	Non-marketable securities - at cost, less any decline in value that is not of a temporary nature.

Marketable Securities

We classify debt securities that we hold as (i) trading, (ii) available-for-sale or (iii) held to maturity, and equity securities that we hold as (i) trading or (ii) available-for-sale (which includes our holdings in ECtel). Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity debt securities are those securities which we have the ability and intent to hold until maturity. All debt securities not included in trading or held to maturity are classified as available-for-sale.

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

Deferred Taxes

We account for income taxes under SFAS No. 109 “Accounting for Income Taxes” (SFAS 109). Under SFAS 109 deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax losses and other deductions which may be deductible for tax purposes in future years, based on tax rates applicable to the periods in which such deferred taxes will be realized. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and during which the carryforwards are available. Valuation allowances are established when necessary to reduce deferred tax assets to the amount considered more likely than not to be realized. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

In making this assessment, historical information is supplemented by all currently available information. Future realization of the tax benefit from an existing carryforward loss ultimately depends on the existence of sufficient taxable income of the appropriate nature (for example, ordinary income or capital gain) within the carryback or carryforward period available under the appropriate tax law.

We had income before taxes of $44.3 millions for the year ended December 31, 2005. However, we have not yet shown strong earnings history that might reduce the amount of valuation allowance included in our financial statements. Reliance on future taxable income should be assessed very carefully, when there are some negative factors. For example, the market for our products is very competitive and we face intense price pressure. Such competition and price pressure could materially adversely affect our future results of operations. In addition, it is difficult to predict the potential growth rate or future trends in technology development.

Based on this assessments and other factors, we determined that it is more likely than not that only a relatively small portion of the net deferred tax assets will be realized, therefore resulting in a valuation allowance for the remainder of the gross deferred tax assets.

Deferred tax assets and liabilities are classified as current or long-term items in accordance with the nature of assets or liabilities to which they relate, according to the date of their realization. When there are no underlying assets or liabilities, the deferred tax assets and liability are classified in accordance with the period of expected reversal.

We did not record deferred taxes relating to:

•	Certain undistributed earnings of foreign consolidated subsidiaries which are taxable upon distribution by way of dividend, as no such dividend distribution intention exists; and

•
Differences between the rate of change in the Israeli consumer price index (which serves as a basis for measurement for tax purposes) and the rate of change in the shekel/dollar exchange rate, which is in accordance with paragraph 9(f) of SFAS 109.

Income tax expense represents the tax payable for the period and the change during the period in deferred tax assets and liabilities.

Our financial statements include deferred tax assets, net, which are calculated according to the above methodology. If there is an unexpected critical deterioration in our operating results and forecasts, we would have to increase the valuation allowance with respect to those assets. We believe that it is more likely than not that the net deferred tax assets will be realized in subsequent years.

Capitalization of Software Development Costs

We capitalize certain software development costs in accordance with SFAS No. 86 “Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed”. Capitalization of software development costs begins upon the determination of technological feasibility as defined in SFAS No. 86 and continues up to the time the software is available for general release to customers, at which time capitalized software costs are amortized to research and development costs on a straight-line basis over the expected life of the related product, generally one to two years (until 2003, this was generally two to three years).

Software development costs include costs that relate principally to projects that have recently been released or are not yet available for release to customers. We believe that future revenues related to these projects will be sufficient to realize the amounts capitalized at December 31, 2005, and as such these amounts will be recovered over the lives of the related projects. It is possible, however, that those estimates of future revenues could be adversely impacted if these projects are not finally completed and released in the future or if market acceptance of related technology is not as we anticipated. As a result, the recoveries of these capitalized software development costs through future revenues could be reduced materially. In such an event, related capitalized software development costs will be written off in the relevant accounting period.

Goodwill, Intangible Assets and Other Long-Lived Assets

Under current accounting standards, we make judgments about the remaining useful lives of goodwill, other intangible assets and other long-lived assets, including assumptions about estimated future cash flows and other factors to determine the fair value of the respective assets.

We have adopted SFAS No. 142 “Goodwill and Intangible Assets”. Pursuant to SFAS No. 142 goodwill and intangible assets that have indefinite useful lives are not subject to amortization, but instead are tested at least annually for impairment. Intangible assets that have finite useful lives continue to be amortized over their useful lives, but without the constraint of an arbitrary ceiling (as was set before by APB Opinion No. 17, “Intangible Assets”).

We follow SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS No. 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future cash flows expected to be generated by the asset or used in its disposal. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell, and are not depreciated from the day they are classified as held for sale. SFAS No. 144 requires companies to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to shareholders) or is classified as held for sale, subject to meeting certain conditions.

Derivative Financial Instruments

We have adopted SFAS No. 133, “Accounting for Derivative Instruments and Certain Hedging Activities” and SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activity, an Amendment of SFAS 133”. SFAS Nos. 133 and 138 require that all derivative instruments be recorded on the balance sheet at their respective fair values.

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

On the date a derivative contract is entered into, we designate the derivative as either: (i) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge); or (ii) a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge); or (iii) a foreign-currency fair-value or cash-flow hedge (foreign currency hedge). For all hedging relationships, we formally document the hedging relationship and our risk-management objective and strategy for undertaking the hedge, the hedging instrument, the hedge item, the nature of the risk being hedged, how the hedging instrument’s effectiveness in offsetting the hedged risk will be assessed, and a description of the method of measuring ineffectiveness. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. We also formally assess, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

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

In accordance with SFAS 114, a loan is impaired when it is probable, based on current information and events, that the creditor will be unable to collect all amounts (contractual interest and principal payments) due according to the contractual terms of the loan agreement. Loans impaired are measured based on the present value of the expected future cash flows, discounted at the loan’s effective interest rate or, alternatively, based on the observable market price of the loan or the fair value of the collateral, if the loan is collateral dependent.

Acquired In-Process Research and Development Costs

Acquired in-process research and development, or “IPR&D”, represents the value assigned in a business combination to research and development projects of the acquired business that were commenced, but not yet completed, at the date of acquisition, for which technological feasibility has not been determined and which have no alternative future use in research and development activities or otherwise. In accordance with SFAS No. 2, “Accounting for Research and Development Costs”, as interpreted by FASB Interpretation No. 4, amounts assigned to acquired IPR&D meeting the above criteria must be charged to expense at the date of consummation of the purchase business combination.

Results of Operations

The following table sets forth certain income data expressed as a percentage of revenues for the periods indicated:

	2005	2004	2003
Revenues	100.0%	100.0%	100.0%
Cost of revenues	58.4%	60.6%	61.0%
Gross profit	41.6%	39.4%	39.0%
Research and development expenses, net	13.9%	13.1%	15.8%
Selling and marketing expenses	15.2%	15.8%	18.8%
General and administrative expenses	6.7%	7.1%	9.9%
Recovery of doubtful debt	(1.7%)	--	--
Amortization of acquisition related intangible assets	0.5%	--	0.4%
Impairment of assets	--	--	0.2%
Impairment of loans	0.5%	--	--
Acquired in-process research and development	0.1%	--	--
Restructuring expenses	--	0.5%	2.1%
Operating income (loss)	6.4%	2.9%	(8.2%)
Financial expenses	(0.5%)	(1.3%)	(2.2%)
Financial income	1.4%	1.9%	2.0%
Other income (expenses) - net	0.3%	0.5%	(1.4%)
Income (loss) on continuing operations before company's equity in results of investee companies, minority interest and taxes on
income	7.6%	4.0%	(9.8%)
Taxes on income	(0.6%)	(0.4%)	(0.5%)
Income (loss) from continuing operations before company's equity in
results of investee companies and minority interest	7.0%	3.6%	(10.3%)
Company's equity in results of investee companies	(0.7%)	(0.7%)	(1.1%)
Minority interest	(0.0%)	(0.1%)	(0.0%)
Income (loss) from continuing operations	6.3%	2.8%	(11.4%)
Loss on discontinued operations, net	--	(0.8%)	(6.7%)
Net income (loss)	6.3%	2.0%	(18.1%)

Geographical Distribution of Revenues

The following is the breakdown of our revenues by geographical distribution and as a percentage of total revenues for the years indicated (continuing operations only):

	2005		2004		2003
	(in thousands)	Percentage	(in thousands)	Percentage	(in thousands)	Percentage
Europe (including former Soviet republics)	$383,751	60.9%	$291,460	58.7%	$232,136	59.1%
Asia Pacific and Australia	132,580	21.0%	99,436	20.0%	64,731	16.5%
Israel	84,149	13.4%	68,742	13.8%	61,818	15.7%
North America	18,391	2.9%	21,894	4.4%	21,627	5.5%
South America and others	11,047	1.8%	15,180	3.1%	12,255	3.2%
Total	$629,918	100.0%	$496,712	100.0%	$392,567	100.0%

Export Sales

The following is the breakdown of our net export sales in dollars and as a percentage of total net sales for the years indicated (continuing operations only):

	2005		2004		2003
	(in thousands)	Percentage	(in thousands)	Percentage	(in thousands)	Percentage
Export Sales from Israel	$471,177	74.8%	$392,900	79.1%	$299,900	76.4%
Export Sales from United States	$7,025	1.1%	-	-	-	-
Total	$478,202	75.9%	$392,900	79.1%	$299,900	76.4%

Breakdown of Certain Income Data by Segment

We currently report in four segments: Optical Network Division; Broadband Access Division; Data Networking Division (from June 2005) and Other Operations. The following tables set forth certain income statement data of each of the segments of our operations for the years ended December 31, 2005, 2004 and 2003, based on the figures that management uses for analyzing the results.

	Year ended December 31, 2005 (Dollars in thousands)
	Optical Networks Div.	Broadband Access Div.	Data Networking Div. *	Other	Total

Revenues	330,684	262,453	4,289	32,492	629,918

Operating expenses**	290,977	237,990	23,040	43,765	595,772
Recovery of doubtful debts	-	-	-	(10,356)	(10,356)
Impairment of loans	-	-	-	3,000	3,000
Acquired in-process research and development	-	-	890	-	890

Operating profit (loss)	39,707	24,463	(19,641)	(3,917)	40,612

* From June 3, 2005.

	Year ended December 31, 2004 (Dollars in thousands)
	Optical Networks Div.	Broadband Access Div.	Other	Total

Revenues	254,058	212,939	29,715	496,712

Operating expenses**	250,964	188,336	40,455	479,755
Restructuring Expenses	-	-	2,585	2,585

Operating profit (loss)	3,094	24,603	(13,325)	14,372

	Year ended December 31, 2003 (Dollars in thousands)
	Optical Networks Div.	Broadband Access Div.	Other	Total

Revenues	177,706	182,290	32,571	392,567

Operating expenses**	207,659	165,862	42,190	415,711
Impairment of assets	-	-	667	667
Restructuring Expenses	7,243	478	673	8,394

Operating profit (loss)	(37,196)	15,950	(10,959)	(32,205)

** Includes cost of sales, research and development costs, selling and marketing expenses, general and administrative expenses and amortization of acquisition-related intangible assets.

2005 compared with 2004

General

Our gross revenues in 2005, of nearly $630 million, showed a 27% growth over 2004, and exceeded the general growth in the telecom equipment market. We increased our profitability and attained better gross margins, while generally ensuring that the rate of revenue growth exceeded the rate of increase in our operating expenses. In each quarter of 2005, we showed increased revenues over the previous quarter, and at year-end we had experienced ten consecutive quarters of increased revenues. Both of our two established primary divisions reported record revenues and profitability, since our return to profitability.

The growth of the Optical Networks Division, which provided 52.5% of our revenues in 2005, compared to 51.1% in 2004, continues to be driven primarily by the continued demand for cellular backhaul throughout our core geographical markets. This demand is fueled by the increase in the number of cellular subscribers in emerging markets such as India, China, Russia, Ukraine and the Philippines and by the continued deployment of third generation networks in Europe.

The Broadband Access Division, which provided 41.7% of our revenues in 2005, compared to 42.9% in 2004, also continued to grow, and at year-end had generated operating profit for sixteen consecutive quarters.

We made progress with the integration of our Data Networking Division, formerly Laurel Networks, following its acquisition in June 2005. We have now completed integration of key areas, notably sales and marketing, started to build a sales pipeline and expect to see significant growth in its revenues later in the year. We believe that this acquisition will provide us not only with leading multi-service edge routers to complement our product line, but also with exceptionally strong, U.S.-based, IP expertise. We expect that the technologies emanating from our Data Networking Division will serve as the future platform for all three of our core product divisions and support our goal to be at the forefront of innovating ‘triple play’ network solutions.

Our Other Operations consisted primarily of sales to Veraz Networks by our NGTS unit. Other Operations provided 5.2% of our revenues in 2005, compared to 6.0% in 2004, and revenues are expected to decline in 2006 as the DCME product sold by NGTS is gradually superseded by new technologies and the agreement with Veraz Networks relating to our manufacture of VoIP expired at the end of 2005.

Revenues

Revenues consist primarily of the sales of our products and related services to telecommunications service providers. Our revenues increased during 2005 by 27% to $629.9 million, compared with $496.7 million for 2004 (continuing operations only). There were no revenues in 2005 from discontinued operations.

The Optical Networks Division’s revenues increased by approximately 30% to $330.7 million in 2005 compared with $254.1 million in 2004, due, in particular, to increased demand from the republics of the former Soviet Union (revenues of $79.4 million, an increase of 83%), India (revenues of $41.9 million, an increase of 45%) as well as $31.0 million in revenues from the defense sector in Israel, compared to $7.6 million of revenues from that sector in 2004.

The Broadband Access Division’s revenues increased by approximately 23% to $262.5 million in 2005 compared with $212.9 million in 2004. Although unit shipments increased in 2005 by more than 40% (we sold and installed over four million ADSL lines), this was partially offset by reductions in prices. The division continued to see increased demand from its two major customers, Deutsche Telekom and France Telecom, which had begun during 2003, as well as overall increased demand in the broadband market from other operators, notably Chunghwa Telecom in Taiwan. Such demand was driven, in particular, by continued demand from end-users for xDSL access. DSL remains the dominant technology for broadband services in Europe and the Asia Pacific region.

The Data Networking Division’s revenues were recorded for the first time in 2005, following our acquisition of the division in June 2005, and these amounted to $4.3 million. We look forward to a significant increase in sales of the division’s products later in 2006.

Revenues from “Other Operations” in 2005 increased by approximately 9% to $32.5 million from $29.7 million in 2004. The revenues from sales by our NGTS unit, primarily to Veraz Networks, increased approximately 10% to $29.1 million from $26.4 million in 2004. However, revenues from this unit are expected to decrease in 2006. Revenues from miscellaneous items within “Other Operations” amounted to $3.4 million in 2005 compared to $3.3 million in 2004.

Gross Margins

Cost of sales consists of the cost of materials, salaries, depreciation, warranty costs and other direct expenses related to the manufacture, warehousing, shipping, installation and support of our products, as well as ancillary logistics. Gross margins are determined as a percentage, the numerator of which is our total revenues less the cost of revenues, and the denominator is our total revenues.

Our gross margin is affected by several factors, including geographical mix of sales, the introduction of new products, price erosion due to increasing competition (in particular from Far Eastern manufacturers) and product mix. In certain regions, notably the emerging markets in Asia Pacific and Latin America, our gross margin tends to be lower. Generally, our gross margin is lower during the initial launch and manufacturing ramp-up of a new product as a result of manufacturing inefficiencies during that period. As the challenges in manufacturing new products are resolved and the volume of sales of these products increases, our gross margin generally improves. Accordingly, our gross margin improved to 41.6% in 2005, compared to 39.4% in 2004. The factors that contributed to the improvement in gross margin are as follows:

•	Cost reduction programs; and

•	The impact of increased volume sales, primarily in the Optical Networks Division. Some components of cost of goods sold are fixed expenses in the short term.

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

Gross research and development expenses in 2005 rose to $93.1 million. This was a $20.2 million, or approximately 28%, increase compared with $72.9 million in 2004.

Research and development expenses, net of royalty-bearing participation grants, increased by approximately 35% in 2005 to $87.3 million (or 13.9% of revenues) compared with $64.9 million (or 13.1% of revenues) in 2004. This increase reflected new or increased research and development expenses at all three divisions, but most notably, $8.8 million of research and development expenses of the Data Networking Division, which was acquired in June 2005, and an $8.8 million increase in research and development expenses by the Optical Networks Division, $1.1 million of which was in connection with the new research and development facility acquired in China in April 2005.

Grants from the Office of the Chief Scientist in Israel fell to $5.8 million in 2005 from $8.0 million in 2004, and represented 6.2% of total annual research and development expenditures in 2005 compared with 11.0% in 2004. This reduction in the level of grants was in line with Israel government policy. (See below under the caption “Research & Development, Patents and Licenses, etc." - "Grants from the Israeli Office of the Chief Scientist”.) We may continue to increase our product base through acquisition of further products and technologies, which may increase future research and development costs.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of salaries, travel, trade shows, promotional and public relations activities and related costs of our sales and marketing personnel, the costs and expenses of our foreign sales and marketing subsidiaries and representative offices and commissions paid to independent sales agents.

Selling and marketing expenses increased by approximately 22% in 2005 to $95.8 million compared with $78.4 million in 2004. However, this increase represented a continuing decline in such expenses as a percentage of revenues, from 15.8% in 2004 to 15.2% in 2005. The increase was in part attributable to the expenses associated with the new Data Networking Division, amounting to $6.4 million, and increases in agents’ commissions in emerging markets (amounting to $6.3 million). We anticipate a further increase in selling and marketing expenses in 2006, as we expect to increase our selling and marketing activities worldwide, in anticipation of further sales growth.

General and Administrative Expenses and Recovery of Doubtful Debt

General and administrative expenses consist primarily of salaries and related costs for our executive and administrative staff, and insurance, legal and accounting expenses, both in Israel and abroad, as well as provision for doubtful debt.

General and administrative expenses increased approximately 18% in 2005 to $42.0 million (or 6.7% of revenues) compared with $35.5 million (or 7.1% of revenues) in 2004. The increase was in part attributable to $2.3 million of general and administrative expense overheads of the Data Networking Division. However, the increase in general and administrative expenses was more than offset by a $10.4 million gain on the sale by us in April of the notes and convertible warrants issued to us in respect of GVT (for details of the GVT transaction, see Item 7 - “Major Shareholders and Related Party Transactions” under the caption “Related Party Transactions). This amount is shown separately as “recovery of doubtful debt” in the consolidated financial statements referred to Item 18 - "Financial Statements" and incorporated by reference into this annual report.

Amortization of Acquisition-related Intangible Assets

During 2005, we expensed $2.9 million in respect of amortization of acquisition-related intangible assets, most of which ($2.0 million) related to core technology at the Data Networks Division, and the balance was associated with our acquisitions in China and Russia. (see Item 4 - “Information on the Company” under the caption “Important Business Developments since January 1, 2005”.) During 2004, there was no amortization of acquisition-related intangible assets. In most cases, the amortization of these acquisition-related intangible assets is spread over seven to ten years. We estimate that the amount we will expense on amortization in respect of these acquisitions in 2006, 2007 and 2008 will be approximately $5.1 million, $4.7 million and $4.4 million, respectively.

Impairment of Loans

In December 2004, we entered into a strategic partnership with Chiaro Networks Ltd., the developer of the Enstara™ IP/MPLS routing platform. Pursuant to our agreements with Chiaro and its shareholders, we provided loans to Chiaro in the aggregate amount of $6.0 million, secured by a first-priority floating charge over substantially all of Chiaro's assets. Subsequent to the transaction, Chiaro did not generate significant revenues from operations, incurred significant operating losses and was unable to achieve or maintain positive cash flows. Given these circumstances, in 2005, we determined that we may be unable to collect all amounts due according to the loans agreement and therefore recorded an impairment charge of $3.0 million associated with these loans. Subsequent to year-end, in January 2006, Chiaro ceased carrying on business. We, as the sole secured creditor, have taken steps to realize the assets Chiaro had, including cash, tangible assets and intellectual property. We currently believe that the fair market value of Chiaro’s remaining assets is not less than the carrying amount of the loans provided to Chiaro and the receivable due from Chiaro, as of December 31, 2005. There was no impairment charge associated with loans in 2004.

Acquired In-Process Research and Development

In connection with the acquisition, in June 2005, of Laurel Networks, which became our Data Networking Division, approximately $0.9 million of the cost of acquisition was allocated to in-process research and development, or “IPR&D”, and represented the value attributed to a research and development project of Laurel Networks that was commenced but not completed at the date of acquisition, for which technological feasibility had not been established and which had no alternative future use in research and development activities or otherwise.

The specific project acquired was the single project multi-product line Ethernet service aggregation router for next generation products. According to the product life cycle estimations made at the purchase date, the product should have been economically feasible from 2007 through 2013. The product leverages 70% of the technology used in the previous generation product. The total funds expended prior to the date of purchase were $1.3 million, and the overall estimated cost to complete the project was approximately $12.5 million, which gave a 10% completion ratio on a cost basis, as well as a 10% completion ratio on the technological basis.

An independent appraiser used the income approach (present value of future economic benefits) to determine the value of the existing purchased technology and the measurement of the IPR&D. The calculation of the IPR&D was analyzed by discounting forecasted cash flow directly related to the products expecting to result from the subject project. The weighted average cost of capital was 19.0%, and therefore a discount rate of 19% was employed in the model. The total purchase price of Laurel Networks was $89.8 million (including $1.8 million professional fees). The amount of $0.9 million allocated to IPR&D was written off at the date of acquisition in accordance with FASB Interpretation No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method.

Operating Income

In 2005, we generated operating income of $40.6 million, a nearly three-fold increase over our operating income of $14.4 million in 2004. Our operating margin in 2005 was 6.4% compared with 2.9% in 2004. This improvement was due primarily to the substantial increase in operating income by our Optical Networks Division, to $39.7 million in 2005 from $3.1 million in 2004. The operating income of our Broadband Networks Division remained at approximately the same level for both years ($24.5 million in 2005 compared with $24.6 million in 2004).

Elsewhere, our Data Networking Division registered an operating loss of $19.6 million over the period from its acquisition by us in June 2005. Although the results of this division were somewhat below expectations, due primarily to lower sales through third party channels, the acquisition was primarily an acquisition of technology and know-how and not with a short-term emphasis on revenues and operating income. We look forward to a gradual increase in sales of the division’s products in 2006 and 2007, and our current expectations are that the results of the division will cease to be dilutive during the second half of 2007.

There was a decrease in the aggregate operating loss from our other operations, to $3.9 million in 2005 from $13.3 million in 2004. This decrease was primarily the result of a $10.4 million GVT gain referred to above, partly offset by the $3.0 million impairment of the Chiaro loan, referred to above.

With effect from the year ended December 31, 2006, our various operating expenses will include compensation expenses under SFAS No. 123 (Revision 2004), “Share-Based Payment”. (For details see below in this Item under the caption “Recently Enacted Accounting Standards”.) We expect these expenses, so far as they relate to stock-based awards issued through December 31, 2005, to be approximately $9.9 million, $5.2 million, $2.1 million and $0.7 million, respectively, for the years 2006, 2007, 2008 and 2009. In addition, we expect to grant additional stock-based awards during 2006, which will result in additional stock-based compensation expenses.

Financial Income and Expenses

Financial income decreased slightly in 2005 to $8.9 million, compared to $9.2 million in 2004, but which was more than offset by the decrease in financial expenses to $3.7 million, compared to $6.6 million in 2004, due to the repayment of our bank borrowing. Accordingly, our net financial income in 2005 was $5.2 million, compared to net financial income of $2.6 million in 2004.

Other Income or Expenses, net

Other income amounted to $1.9 million, net, in 2005, compared to $2.7 million in 2004. In 2005, the primary components of the amount were gains of $2.4 million from the sale of our investment in NetKit Solutions LLC and $1.8 million from the sale of a building owned by us in Clearwater, Florida, offset by additional costs of $1.5 million associated with sales of former operations.

See below in the comparison of 2004 with 2003 for primary components of the amount for 2004.

Income or Loss Before Taxes on Income

In 2005, income before taxes amounted to $47.7 million, compared to income from continuing operations before taxes in 2004 of $19.7 million. The margin of income before taxes on income to revenues was 7.6% in 2005, compared to 4.0% in 2004.

Taxes

In 2005, we recorded net tax expenses in the amount of $3.5 million, compared to $1.9 million in 2004. Of these amounts, $2.6 million and $0.5 million, respectively, was recorded in respect of taxes outside Israel. Our future estimations and forecasts in respect of our continued ability to utilize our substantial loss carryforwards will impact the amount of tax payable in 2006 and coming years.

Company’s Equity in Results of Investee Companies

In 2005, our equity in the results of investee companies, net, amounted to a loss of $4.3 million, as compared with a loss of $3.4 million in 2004. For both years, the amount consisted primarily of our share of the losses incurred by Veraz Networks.

Discontinued Operations

During 2005, there were no discontinued operations. In 2004, we had a loss of $3.9 million from the discontinued ECtel operations. (For details, see below in the comparison of 2004 with 2003.)

Net Income or Loss

In 2005, we reported net income of $39.9 million. This compared to net income of $10.2 million in 2004 ($14.1 million from continuing operations).

The basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding used to compute earnings (or losses) per share rose in 2005 to 110.3 million and 118.5 million, respectively, from 108.6 million and 117.1 million, respectively, in 2004. The increase in the basic number of shares outstanding was almost exclusively due to the exercise of stock options and the vesting of restricted shares under our employee stock option and restricted share plans. The diluted figures for weighted average number of shares outstanding include certain outstanding stock options and unvested restricted shares.

Net earnings per share in 2005 were $0.36 basic and $0.34 diluted, compared with a net earnings per share (both basic and diluted) in 2004 of $0.09. For continuing operations only, in 2004, the basic earnings per share were $0.13 per share (with diluted figure of $0.12 per share).

2004 compared with 2003

General

During the general slowdown in the telecommunications industry from 2001 to 2003, telecommunication service providers had reduced their infrastructure budgets significantly, due primarily to excess capacity which resulted from intensive expansion during the late 1990’s through 2000. In addition, during that period, some of these service providers had incurred significant debt to finance their large expansion programs, which had added to the financial constraints in which they found themselves. The products of our Optical Networks division are infrastructure products and, accordingly, sales by the division were negatively impacted by these developments.

Another major factor during 2003 was that telecommunication service providers attempted to broaden their market penetration by dramatically reducing prices. This, in turn, caused them to put pressure on us and other vendors to reduce the prices of our products.

However, in each quarter of 2004, we showed increased revenues over the previous quarter, and at year-end we had experienced six consecutive quarters of increased revenues.

The Optical Networks Division, which provided 51.1% of our revenues in 2004, compared to 45.3% in 2003, continued its sales growth. Demand for the division’s products had been greatest in emerging markets, in particular the former republics of the Soviet Union and India, as well as in the cellular market.

The Broadband Access Division, which provided 42.9% of our revenues in 2004, compared to 46.4% in 2003, also continued to grow, but at a slower pace than the Optical Networks Division.

Our Other Operations then consisted primarily of sales by our NGTS manufacturing unit of the DCME product line. Other Operations provided 6.0% of our revenues in 2004, compared to 8.3% in 2003.

Revenues

Our revenues from continuing operations increased during 2004 by approximately 27% to $496.7 million, compared with $392.6 million for 2003.

Revenues of the Optical Networks Division increased by approximately 43% to $254.1 million in 2004 compared with $177.7 million in 2003. Increased sales, particularly for the XDM Multi-Service Provisioning Platform (MSPP), which accounted for approximately 60% of the division’s revenues in 2004, were driven by the following factors:

•
Deployment of new networks, particularly in emerging markets in the Asia Pacific region, such as India and the Philippines, and the former republics of the Soviet Union, principally Russia and Ukraine, as well as expansion of existing networks in Europe and the Asia Pacific region.

•
The increase in the use of our MSPP in deploying cellular backhaul. Approximately 40% of the division’s sales are currently to cellular operators, such percentage having increased steadily in recent years.

Revenues of the Broadband Access Division increased by approximately 17% to $212.9 million in 2004 compared with $182.3 million in 2003. Unit shipments increased by approximately 45%, but were offset by reductions in prices. The division saw increased demand from the division’s two major customers, Deutsche Telekom and France Telecom, which had begun during 2003, as well as overall increased demand in the broadband market from other operators. This was driven, in particular, by demand from end-users for xDSL Access.

Revenues from “Other Operations” in 2004 declined by approximately 9% to $29.7 million from $32.6 million in 2003. Of these, the revenues from sales of the DCME product line, primarily to Veraz Networks, declined approximately 5% to $26.4 million from $27.9 million in 2003, due largely to a decline in the pricing of our sales to Veraz Networks, as well as reduced demand in the DCME market. Revenues from miscellaneous items within “Other Operations” declined by approximately 28% in 2004 to $3.3 million from $4.6 million in 2003.

Gross Margins

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

Research and Development Expenses

Gross research and development expenses in 2004 fell approximately 5% to $72.9 million, compared with $76.6 million in 2003. This decrease was in part due to the fact that the amount for 2003 included $2.0 million of research and development costs associated with the merger of the former Enavis division into the Optical Networks Division. Research and development expenses, net of royalty-bearing participation grants, increased by approximately 5% in 2004 to $64.9 million (or 13.1% of revenues) compared with $62.0 million (or 15.8% of revenues) in 2003. Grants from the Office of the Chief Scientist in Israel fell to $8.0 million in 2004 from $14.5 million in 2003, and represented 11.0% of total annual research and development expenditure in 2004 compared with 19.0% in 2003. This reduction in the level of grants was in line with Israel government policy.

Selling and Marketing Expenses

Selling and marketing expenses increased by approximately 6% in 2004 to $78.4 million (or 15.8% of revenues) compared with $73.6 million (or 18.8% of revenues) in 2003. This increase in expenses primarily reflected increases in agents’ commissions in emerging markets and new investments in our sales and marketing subsidiaries, including the setting up of new subsidiaries in India, Ukraine and the Netherlands. However, the reduction in 2004 of selling and marketing expenses as a percentage of revenues reflected better utilization of our sales and marketing organization, which was able to increase sales substantially with only a minor increase in headcount.

General and Administrative Expenses

General and administrative expenses decreased approximately 9% in 2004 to $35.5 million (or 7.1% of revenues) compared with $39.0 million (or 9.9% of revenues) in 2003. The decrease in general and administrative expenses was in a large part attributable to the decrease in bad and doubtful debt expenses, which amounted to $1.2 million in 2004 compared with $9.1 million in 2003 (of which $6.6 million related to GVT).

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

In 2004, we recorded restructuring charges of $2.6 million, associated with the completion of our reorganization plan to focus on our two core activities and the integration of two previous divisions to form the Optical Networks Division, which involved the abandonment of several leased buildings. In 2003, the restructuring charges recorded were $8.4 million, comprised primarily of severance expenses and rental contract expenses. The roll-forward of restructuring expenses for 2003 through 2005 is set out in the table below.

	Total	Severance Expenses	Rental Contract Expenses
	(Dollars in thousands)
Balance at December 31, 2002	$3,944	-	$3,944
Charges recorded in 2003	8,394	6,120	2,274
Payments in 2003	(3,196)	(2,428)	(768)
Classified to Pension Liability	(2,985)	(2,985)	-
Balance at December 31, 2003	6,157	707	5,450
Charges recorded in 2004	2,585	-	2,585
Payments in 2004	(4,168)	(707)	(3,461)
Balance at December 31, 2004	4,574	-	4,574
Payments in 2005	(1,395)	-	(1,395)
Balance at December 31, 2005	$3,179	-	$3,179

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

Other Income or Expenses, net

Other income amounted to $2.7 million, net, in 2004, compared to net other expenses of $5.4 million in 2003. In 2004, the primary components of the amount were: (i) a gain resulting from the reversal of a provision of $6.0 million that had been made at the time of our acquisition of Tadiran Telecommunications Ltd., or “TTL”, in connection with a potential claim under Israel’s Restrictive Trade Practices Law; (ii) a gain of $1.5 million from the sale of shares in Alvarion Ltd. following our exercise of the warrants granted to us on the sale to Alvarion of the operations of InnoWave; and (iii) a loss of $2.5 million resulting from the permanent impairment in the value of our shares in ECtel.

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

The loss from discontinued operations in 2004 was $3.9 million, which consisted solely of losses from ECtel, of which $3.7 million represented the loss on our disposition of shares in ECtel. The loss from discontinued operations in 2003 was $26.3 million, which consisted of a loss from the operations of ECtel’s government surveillance business of $2.8 million and a loss from the operations of ECtel’s telecommunications business of $21.0 million, together with a loss from the discontinued InnoWave operations of $2.5 million (which operations we had announced our intention to sell during 2002 and which were sold in 2003).

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

Net earnings per share (both basic and diluted in 2004 was $0.09 compared with a net loss per share (basic and diluted) in 2003 of $0.65. For continuing operations, the basic earnings per share in 2004 were $0.13 (the diluted figure being $0.12 per share) compared with a loss (basic and diluted) of $0.41 per share in 2003. For discontinued operations, the basic loss per share in 2004 was $0.04 (the diluted figure being $0.03 per share) compared with a loss (basic and diluted) of $0.24 per share in 2003.

Liquidity and Capital Resources

At December 31, 2005, our cash resources, which comprised cash and cash equivalents, short and long term deposits and marketable securities, totaled $245.1 million, compared with $218.3 million, at December 31, 2004, an increase of $26.8 million. The change in our cash resources during 2005 was significantly impacted by our receipt of $96.2 million in cash on the sale to ABN Amro Bank of the debt of GVT (for details of the GVT transaction, see Item 7 - “Major Shareholders and Related Party Transactions” under the caption “Related Party Transaction") and the payment of $88.0 million in cash in connection with the acquisition of Laurel Networks.

During the year ended December 31, 2005, our cash, cash equivalents and short-term investments increased to $105.1 million from $98.9 million, and our holdings in long-term deposits and marketable securities increased to $140.0 million compared to $119.4 million at December 31, 2004. The majority of long-term holdings can be liquidated immediately or at short notice, subject to market conditions, though our current policy is generally to hold most of these securities until maturity. At December 31, 2005, marketable securities included $12.8 million in respect of the shares held by us in ECtel and recorded as available for sale, compared to $10.7 million at December 31, 2004.

Also during 2005, we repaid the entire outstanding balance of $30.0 million under the credit facility with our principal banks, with cash generated from our operating activities. (See “Credit Facility” below).

Cash generated from operations for the year ended December 31, 2005 was $173.7 million, compared to $51.6 million generated from operations for the year ended December 31, 2004. The primary reasons for the increased level of cash generation in 2005 was (i) the increase in net income compared to 2004; (ii) our receipt of $96.2 million cash on the sale of the debt of GVT, referred to above; (iii) a decrease in our inventory level, as discussed below, which had increased during the previous year and (iv) improved days sales outstanding, or DSO’s, in respect of our accounts receivable.  The increase was partly offset by a decrease in trade payables and other payables (referred to below), which had increased during 2004.

Our trade receivables (comprising short-term and long-term trade receivables) decreased by $71.8 million in 2005, to $161.1 million at December 31, 2005 from $232.9 million at December 31, 2004, compared to a decrease of $10.5 million in 2004. This decrease was primarily due to the sale of the GVT debt (of which only $85.8 million was booked as long-term trade receivables at December 31, 2004) and the improved DSO’s, as referred to above, and was partly offset by an increase in short term trade receivables as a consequence of increased sales in 2005 compared to 2004.

Our inventory levels decreased by $28.1 million and stood at $147.0 million at December 31, 2005 compared to $175.1 million at December 31, 2004. The primary reason for the decrease in the inventory level in 2005 was the recognition in 2005 of certain deferred sales from 2004, improved utilization of inventory, mainly in the Broadband Access Division, and the efforts of our new Global Supply Chain group. .

Working capital at December 31, 2005 increased to $259.2 million from $201.5 million as at December 31, 2004. This increase in working capital was due primarily to an increase in short-term trade receivables as a result primarily of increased sales in 2005 compared to 2004, as well as a decrease in our current liabilities, as described below. It was partly offset by the decrease in inventory levels referred to above.

Current liabilities, which at December 31, 2005 consisted of trade and other payables and accrued liabilities, decreased by $71.0 million to $177.0 million as at December 31, 2005 from $248.0 million as at December 31, 2004. However, these liabilities at December 31, 2004 also included our bank borrowing of $30 million, being classified as current maturities of long-term borrowings, which was repaid in 2005, as mentioned above. Therefore, the decrease in trade and other payables and accrued liabilities during 2005 was $41.0 million, which was primarily due to a decrease by $26.0 million in advances from customers and a decrease by $12.0 million in the fair value of derivatives.

From time to time, we sell customer receivables to unaffiliated financial institutions. Apart from the previously mentioned sale of the debt of GVT, during 2005 we sold trade account receivables aggregating $10.9 million to these institutions. Our ability to sell such receivables to the financial institutions on current terms and conditions is uncertain and is dependent on the creditworthiness of the customers involved, the credit risks in the specific countries concerned and the institutions’ policies from time to time.

Outlook. Based on our current cash flow projections, our available cash, cash equivalents and short-term investments, we believe that we have sufficient resources to meet our working capital needs, commitments and other liquidity requirements associated with our existing operations for at least the next 12 months. In addition, there are no currently pending transactions, arrangements or other relationships with unconsolidated entities or other persons that will materially affect liquidity or the availability of, or requirement for, capital resources.

Credit Facility. On February 5, 2001, we signed a facility agreement with two Israeli banks in a maximum amount of $300.0 million. Commencing 2001, we had borrowed $250.0 million under this facility. The agreement was amended and restated on July 1, 2004. (For additional details of this agreement, see Item 10 - “Additional Information” under the caption “Material Contracts” -“ Facility Agreement”.)

Pursuant to the terms of the facility agreement, we pledged our assets (including real estate in Israel) and undertook an unlimited "negative pledge" obligation on our assets in favor of the banks. At December 31, 2004, the balance due to the banks under this facility was $30 million. On February 9, 2005, we repaid this balance. In September 2005, we signed an agreement with the banks for the cancellation of the facility agreement and our release from all obligations and undertakings pursuant the agreement. The banks have now released all pledges and securities under the agreement.

Contemporaneously with the cancellation of the above facility agreement, we signed new agreements with the same banks to provide us with off-balance sheet credit facilities, such as guarantees, bonds and stand-by letters of credits to our customers as well as transactions in connection with foreign currency trading. As a condition to these facilities, we undertook: (i) a “negative pledge” obligation on some of our assets (which did not include cash and cash equivalents, short-term investments, long-term deposits and marketable securities); and (ii) to maintain certain financial ratios with regard to our tangible equity, as defined in the new agreements.

Recently Enacted Accounting Standards

In March 2004, the EITF reached a consensus on EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (EITF 03-1). EITF 03-01 provides guidance on other-than-temporary impairment models for marketable debt and equity securities accounted for under SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," and non-marketable equity securities accounted for under the cost method. The EITF developed a basic three-step model to evaluate whether an investment is other-than-temporarily impaired. In September 2004, the FASB issued proposed Staff Position (“FSP”) EITF Issue 03-1-a, which delayed the effective date of the recognition and measurement provisions of EITF 03-1. On November 2005, the FASB issued FSP FAS 115-1 and 124-1 (“FSP 115/124”) which nullifies the guidance in EITF 03-1 for determining whether impairment is other-than-temporary. However, it carries forward many of the provisions of EITF 03-1. The guidance of FSP 115/124 is effective to reporting periods beginning after December 15, 2005. We do not expect the adoption of FSP 115/124 to have material impact on our financial position and results of operations.

In November 2004, the FASB issued FASB Statement No. 151, “Inventory Costs, an amendment to Accounting Research Bulletin (ARB) No. 43, Chapter 4” (SFAS 151). The amendment made by SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current-period charges, and also requires the allocation of fixed production overhead to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not expect the adoption of SFAS 151 to have a material impact on our financial statements.

In December 2004, the FASB issued SFAS No. 123 (Revision 2004), “Share-Based Payment” (SFAS 123R). This Statement addresses the accounting for share-based payment transactions in which employee services are received in exchange for either equity instruments of a company, liabilities that are based on the fair value of a company's equity instruments or that may be settled by the issuance of such equity instruments. SFAS 123R eliminates the ability to account for share-based compensation transactions using the intrinsic value method as prescribed in APB Opinion No. 25, "Accounting for Stock Issued to Employees". Instead, SFAS 123R requires that such transactions be accounted for using a fair-value-based method and that compensation expense be recognized in the statement of operations rather than disclosing the pro forma impact of the stock based compensation as we currently disclose in Note 1R to our consolidated financial statements referred to in Item 18 - "Financial Statements" and incorporated by reference into this annual report.

SFAS 123R provides two alternative adoption methods. The first method is a modified prospective transition method whereby a company would recognize share-based employee costs from the beginning of the fiscal period in which the recognition provisions are first applied as if the fair-value-based accounting method had been used to account for all employee awards granted, modified, or settled after the effective date and to any awards that were not fully vested as of the effective date. Measurement and attribution of compensation cost for awards that are unvested as of the effective date of SFAS 123R would be based on the same estimate of the grant-date fair value and the same attribution method used previously under SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS 123). The second adoption method is a modified retrospective transition method whereby a company would recognize employee compensation cost for periods presented prior to the adoption of SFAS 123R in accordance with the original provisions of SFAS 123; that is, an entity would recognize employee compensation costs in the amounts reported in the pro forma disclosures provided in accordance with SFAS 123.

The provisions of SFAS 123R are effective for annual periods beginning after June 15, 2005. This Standard will be effective for us as of January 1, 2006. We plan to adopt SFAS 123R using the modified prospective method. The adoption of SFAS 123R's fair value method will have a significant impact on our results of operations, although it will have no impact on our overall shareholders equity and cash flows. We expect stock-based compensation expense under SFAS 123R, related to stock-based awards issued through the year ended December 31, 2005, to be approximately $9.9 million, $5.2 million, $2.1 million and $0.7 million, respectively, for the years 2006, 2007, 2008 and 2009. In addition, we expect to grant additional stock-based awards in future years, which will result in additional stock-based compensation expense.

In March 2005, the SEC released SAB No. 107, “Share-Based Payment” (SAB 107). SAB 107 expresses views of the SEC staff regarding the application of SFAS 123R. Among other things, SAB 107 provides interpretive guidance related to the interaction between SFAS 123R and certain SEC rules and regulations, as well as provides the staff’s view regarding the valuation of share-based payment arrangements for public companies. We intend to follow the interpretive guidance set forth in SAB 107 during the adoption of SFAS 123R..

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets - an amendment to Accounting Principles Bulletin (APB) No. 29 Accounting for Nonmonetary Transactions." (“SFAS 153”). The guidance in APB Opinion No. 29 (Opinion 29) is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in Opinion 29, however, included certain exceptions to that principle. SFAS 153 amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for fiscal periods beginning after June 15, 2005 and shall be applied prospectively. The adoption of this statement is not expected to result in a material impact on our financial position and results of operations.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Errors Corrections” (“SFAS 154). SFAS 154 replaces APB Opinion No. 20, “Accounting Changes”, and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements”, although it carries forward some of their provisions. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. A change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets will be accounted for as a change in accounting estimate effected by a change in accounting principle. SFAS 154 is effective for changes in accounting principle made in fiscal years beginning after December 15, 2005. We do not expect the adoption of SFAS 154 to have material impact on our financial position or results of operations.

In February 2006, the FASB issued SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments”. SFAS No. 155 amends SFAS No. 133 and SFAS No. 140 and allows financial instruments that have embedded derivatives that otherwise would require bifurcation from the host to be accounted for as a whole, if the holder irrevocably elects to account for the whole instrument on a fair value basis. Subsequent changes in the fair value of the instrument would be recognized in earnings.

The standard also:

•	Clarified which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133;
•
Established a requirement to evaluate interests in securitized financial assets to determine whether interests are freestanding derivatives or are hybrid financial instruments that contain an embedded derivative requiring bifurcation;

•	Clarified that concentrations of credit risk in the form of subordination are not embedded derivatives, and
•
Amended SFAS No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains a beneficial interest (that is itself a derivative financial instrument).

SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. We are currently evaluating the impact adoption of SFAS No. 155 is expected to have on our financial position and results of operations.

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

The following table below sets forth the annual rate of inflation in Israel, the annual rate of devaluation (or, as in 2004 and 2003, appreciation) of the shekel against the dollar and the gap between them, representing Israel’s effective inflation (or devaluation) rate, for the years indicated:

	Year ended December 31,
	2005	2004	2003	2002	2001
Inflation	2.4%	1.2%	(1.9%)	6.5%	1.4%
Devaluation (appreciation)	6.8%	(1.6%)	(7.6%)	7.3%	9.3%
Inflation (devaluation) gap	(4.4%)	2.8%	5.7%	(0.8%)	(7.9%)

The representative exchange rate for converting the shekel (NIS) into dollars, as reported by the Bank of Israel on December 30, 2005 (the last business day of 2005), was NIS 4.6030 equals $1.00.

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

Effective Corporate Tax Rate

Israeli companies are generally subject to Corporate Tax on taxable income, which was at the rate of 36% for the 2003 tax year, 35% for the 2004 tax year, 34% for the 2005 tax year, and will be at the rate of 31% for the 2006 tax year. (For details of the rate for other years, see Item 10 - Additional Information, under the captions “Taxation” - “Israeli Tax Considerations and Government Programs”.) However, the effective tax rate payable by a company that derives income from an approved enterprise (under the Law for the Encouragement of Capital Investments, 1959, or the “Investments Law”) may be considerably lower. Since a major part of our Israeli operations have been granted “approved enterprise” status, we are subject to taxation on income from these operations at appreciably reduced rates applicable to these types of enterprises. Since we currently have substantial carryforward operating losses from earlier years and therefore have no taxable income, these tax benefits will only apply to any taxable income we may realize in the future after offsetting all carryforward losses. Under the Income Tax (Inflationary Adjustments) Law, 1985, results for tax purposes are measured in real terms, in accordance with the Israeli CPI, or in the exchange rate of the dollar for a “Foreign Investors’ Company”, as defined by the Investments Law. We have elected to measure our results on the basis of the changes in the Israeli CPI.

Under the Investments Law, we also qualify as a “Foreign Investors’ Company”, resulting (as regards a portion of the taxable income derived from the approved enterprise) in an extension of the period during which the benefits of approved enterprise status are applicable to the earlier of 7 or 10 years from the date we first report taxable income from the facilities for which approval is sought (depending on the geographic location of the facilities), 12 years from the date the facilities are first put into operation or 14 years from the date of approval of a particular investment. Based on our information as to share ownership as at December 31, 2005, December 31, 2004 and December 31, 2003, our tax rate for 2005, 2004 and 2003 applicable to our taxable income derived from approved enterprises was 25.0%.

During the years 2002 and 2003, we incurred net losses from our operations and accordingly, in 2004, 2003 and 2002, tax refunds were received by our non-Israeli subsidiaries. Our future effective tax rate in Israel will depend on the “approved enterprise” portion of our earnings, the percentage of share ownership by nonresidents of Israel and the relationship between local inflation in Israel and the existing exchange rate of the dollar to the shekel. At December 31, 2005, we had accumulated operating loss carryforward for tax purposes amounting to approximately $656.2 million. These operating losses are available indefinitely to offset future taxable business income. In addition, as of December 31, 2005, our capital loss carryforwards for tax purposes were $147.7 million. The vast majority of these capital losses are available indefinitely to offset future capital gains.

All of our foreign subsidiaries are subject to income tax in their respective locations. If the earnings of these subsidiaries increase, our average tax rate may increase.

Research and Development, Patents and Licenses, etc.

In order to accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing product lines, develop new product lines and customize our products to meet our customers’ needs. As of December 31, 2005, we had 835 employees engaged primarily in research and development activities, compared to 572 employees in 2004.

Grants from the Israeli Office of the Chief Scientist

Under the Encouragement of Research and Development in Industry Law, 5744-1984 and the regulations promulgated thereunder, commonly referred to as the “R&D Law”, research and development programs that meet specified criteria and are approved by the research committee of the Office of the Chief Scientist of Israel’s Ministry of Industry, Trade & Labor, or the “OCS”, are eligible for grants generally of up to 50% of certain approved expenditures of such programs, as determined by the committee.

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

In June 2005, an amendment to the R&D Law came into effect, which intends to make the R&D Law more compatible with the global business environment by, among other things, relaxing restrictions on the transfer of manufacturing rights outside Israel and on the transfer of OCS-funded know-how outside of Israel, as described below.

The terms of the Israeli government participation also require that the manufacture of products developed with government grants be performed in Israel, unless otherwise approved by the research committee. If any of the manufacturing is performed outside of Israel, we would ordinarily be required to pay royalties at an increased rate, which may be substantial, and the aggregate repayment amount is increased, which increase might be up to 300% of the grant (depending upon the manufacturing volume that is performed outside of Israel). The Amendment to the R&D Law further permits the Office of the Chief Scientist, among other things, to approve the transfer of manufacturing rights outside Israel in exchange for an import of different manufacturing into Israel as a substitute, in lieu of the increased royalties.

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

The R&D Law also provides that the know-how developed under an approved research and development program may not be transferred to third parties in Israel without prior approval of the research committee. This approval, however, is not required for the sale or export of any products resulting from such research and development. Approval of such transfer of know-how may be granted in specific circumstances, only if the recipient abides by the provisions of the R&D Law and related regulations, including the restrictions on the transfer of know-how and the obligation to pay royalties in an amount that may be increased. We can give no assurance that any such consent, if requested, will be granted. The R&D Law further provides that the know-how developed under an approved research and development program may not be transferred to any third parties outside Israel, except in certain circumstances and subject to the Office of the Chief Scientist’s prior approval. The Office of the Chief Scientist may approve the transfer of OCS-funded know-how outside Israel, generally in the following cases: (a) the grant recipient pays to the Office of the Chief Scientist a portion of the sale price paid in consideration for such OCS-funded know-how (according to certain formulas), or (b) the grant recipient receives know-how from a third party in exchange for its OCS-funded know-how, or (c) such transfer of OCS-funded know-how arises in connection with certain types of cooperation in research and development activities.

The R&D Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law requires the grant recipient and its controlling shareholders and foreign interested parties to notify the Office of the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new interested party to undertake to the Office of the Chief Scientist to comply with the R&D Law. In addition, the rules of the Office of the Chief Scientist may require additional information or representations in respect of certain of such events. For this purpose, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company. A person is presumed to have control if such person holds 50% or more of the means of control of a company. “Means of control” refers to voting rights and the right to appoint directors or the chief executive officer. An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors. Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the Office of the Chief Scientist that it has become an interested party and to sign an undertaking to comply with the R&D Law.

The funds available for Office of the Chief Scientist grants out of the annual budget of the State of Israel have been reduced in recent years, and the Israeli authorities may further reduce or abolish Office of the Chief Scientist grants in the future. Even if these grants are maintained, we cannot presently predict what would be the amounts of grants, if any, that we might receive in future years.

The following table shows the amounts and relative percentages of our total research and development expenditures and the royalty-bearing participations (continuing operations only) that we received from the Office of the Chief Scientist for the years indicated:

	Year Ended December 31,
	2005			2004			2003
	(Dollars in millions, except percentages)

Total expenditure incurred	$93.1	14.8%	(1)	$72.9	14.7%	(1)	$76.6	19.5%	(1)
Less royalty-bearing participations, from the Office of the Chief Scientist	$5.8	6.2%	(2)	$8.0	11.0%	(2)	$14.6	19.0%	(2)
Net Expenditure	$87.3	13.9%	(1)	$64.9	13.1%	(1)	$62.0	15.8%	(1)

(1)	Percentage indicates the ratio of the relevant item to total revenues.
(2)	Percentage indicates the ratio of the participations to total research and development expenditure incurred (as shown).

We pay royalties to the Office of the Chief Scientist only if the project yields revenues. The royalties paid during 2001 through 2005 were all in respect of grants made prior to January 2002 and were at the rate of 3.0% of sales in the first three years of sales and 3.5% thereafter. The royalty rates to be paid by us from 2005 are 3.5% in respect of grants made prior to 2002 and 5.0% in respect of grants made thereafter. Our contingent liability for royalties to the Office of the Chief Scientist from future sales relating to grants received or accrued, net of royalties which have already been paid, and excluding interest, amounted to approximately $135.5 million at December 31, 2005, compared to $137.2 million at December 31, 2004 and $137.0 million at December 31, 2003.

The Israeli government is currently in the process of formulating a proposed amendment to the royalty regulations promulgated under the R&D Law. The amendment is expected to include changes to the royalty rates, which would vary from company to company based on the amount of its revenues and approval date of its program, up to a rate of 6%, and, as of 2006, to increase the rate of interest accruing on grants by 1% per year. The amendment is expected to have retroactive effect from January 1, 2006, we can give no assurance as to whether and when it will be adopted.

For the last three years, we have paid or accrued royalties to the Chief Scientist as follows:

	For the Year Ended December 31,
	2005	2004	2003
	(Dollars in millions)

Royalties paid or accrued	$11.2	$7.0	($1.6)

In 2003, we reached an agreement with the Office of the Chief Scientist according to which we would be credited with the amounts of the excess royalties that were paid in respect of the sale of certain products in prior years. Such credits amounted to $6.3 million, which resulted in us being entitled to an aggregate refund in 2003 of approximately $1.6 million, as set forth in the above table.

For a discussion of our patents and other intellectual property and proprietary rights, see Item 4 - “Information on the Company” - “Business Overview”, under the caption “Intellectual Property and Proprietary Rights”.

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

The Israeli government’s monetary policy contributed to relative price and exchange rate stability in recent years, despite fluctuating rates of economic growth. We can give no assurance that the Israeli government will be successful in its attempts to keep prices and exchange rates stable. Price and exchange rate instability may have a material adverse effect on us.

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

Israel has experienced civil unrest from the Palestinian Arab population in the territories administered by Israel following the Six Day War of 1967. Commencing 1993, Israel entered into agreements regarding these territories, pursuant to which civil administration (and in some areas, also military administration) of a significant part of the territories, including the major areas of population, was transferred by Israel to a self-rule Palestinian Authority, or “PA”. However, beginning September 2000, the overall relationship and security situation between Israel and the PA has deteriorated significantly. This period has been marked by numerous terrorist attacks and acts of violence initiated by various Palestinian Arab organizations directed against Israel and its citizens. Israel has responded with military action and is building a security fence, the route of which has been the subject of a great deal of controversy. Despite Israel’s unilateral withdrawal from part of the territories, there is an impasse in the entire peace process. The situation has been further aggravated by the results of PA parliamentary elections in January 2006, in which Hamas, a militant Islamic movement responsible for many of the terrorist attacks, gained a majority of the seats. No predictions can be made as to whether or when a final resolution of the area’s problems will be achieved or the nature thereof and to what extent the situation will impact Israel’s economic development or our operations.

Most able-bodied male adult citizens and permanent residents of Israel under the age of 48 are obligated to perform annual military reserve duty of up to approximately one month, depending on their age. Additionally, these residents may be called to active duty at any time under emergency circumstances. Some of our executive officers and employees in Israel are obligated to perform annual military reserve duty. The length of such reserve duty varies and may, from time to time, be increased as a result of an increased level of violence in the administered territories or military conflict in the region. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees due to military service.

We have been favorably affected by certain Israel government programs and tax legislation, principally related to research and development grants and capital investment incentives. Our results of operations could be adversely affected if these programs or tax benefits were reduced or eliminated and not replaced with equivalent programs or benefits, or if our ability to participate in the programs were significantly reduced. We can give no assurance that such programs and tax legislation will continue in the future or that the available benefits will not be reduced or that the companies receiving such benefits will continue to meet the conditions to benefit from such programs and legislation.

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

Trend Information

Business Trends

Beginning the second half of 2003, the telecommunications industry began to recover from the crisis it had been experiencing, and has shown signs of moderate growth throughout 2004 and 2005. Telecommunications segments targeted by us, such as broadband access and metro optical networking, have experienced healthier than average growth rates. We believe that growth in our broadband access business is impacted by the continuing growth of broadband access subscribers worldwide, as well as the introduction of the so-called “triple play” applications (voice, data and video) and in particular IP television. On the optical networking side, our business is positively impacted by the increased demand for cellular backhaul infrastructure. In emerging markets this is caused by the significant increase in cellular subscribers, whereas in the more developed countries the primary reason is the buildup of new 3-G (third generation) networks.

In common with many of our competitors, we have been expanding our manufacturing and research and development capabilities in low cost geographies, such as China and India. As part of this trend, in 2005, we acquired the optical activities and technology of Eastern Communications in China, which became part of our Optical Networks Division, and we established, in India, a research and development unit for our Broadband Access Division, as well as a testing center for our Optical Networks Division. The expansion of our capabilities in these geographies enables us to reduce our costs and, at the same time, provides us with access to a large reserve of skilled labor. We intend to continue our presence in our existing geographies, while continuing to expand in the low cost geographies in order to be competitive.

There is an increasing trend in the industry in which service providers seek an overall telecommunication solution rather than to acquire separate products from heterogeneous equipment providers. The trend is driven by operators having limited engineering resources for in-house integration, as well as time-to-market considerations. We believe that with the addition of our new Data Networking Division, and working with a select number of third parties, we will be well positioned to respond to such demands and to supply our customers with a solution that combines and integrates products from all three of our core divisions. Should this trend continue, we envisage that in the coming years, there will be a gradual transition to us increasingly becoming a solution and services provider and not only a product provider, supplying our customers with comprehensive customized solutions.

Market/Technology Trends

One of the major drivers for growth in the telecommunication industry is the accelerating demand for broadband services by both residential and business customers. Wireline operators are providing DSL based service for residential customers on their existing copper infrastructure. In many markets, they are driven by competition from cable operators and alternative telecommunications carriers which are also beginning to offer voice services, in addition to television and high-speed Internet. To meet this challenge, incumbent wireline operators have begun using DSL technology to offer triple play solutions - television and video services in addition to voice and broadband data - on copper infrastructure. This enables direct competition across the spectrum of service offerings. Wireline operators in some parts of the world are also beginning to deploy FTTx (Fiber to the premises, curb or home) access infrastructure to improve their ability to provide these services in the future, although this requires significant investments in physical infrastructure.

During 2005, the market has seen the introduction of alternative access technologies and networks, starting from the rise of WiMAX (Worldwide Interoperability for Microwave Access) technology, deployments and accelerated standard approvals, through municipalities developing plans to lay out fibers, and utility companies taking advantage of their extensive portfolio of rights-of-way.

At the same time, in the optical networks market, wireless (cellular) operators are competing strongly with wireline service providers for voice service. With the advent of 3G (third generation) cellular networks, cellular operators are also offering higher speed data and even video services.

The regulatory landscape in many territories supports this competition by enforcing the local incumbent service provider to unbundle some parts of their networks to these new comers. This in turn has so far limited the deployment of FTTx in Europe, but supported the other competitive aspects.

We have also seen the rise of alternative carriers in some of our main markets, in particular in Germany and France, where they have captured significant market share from our two largest customers, Deutsche Telekom and France Telecom, with respect to high ARPU (average revenues per user) customers.

Off-Balance Sheet Arrangements

We have various off balance-sheet arrangements made in the ordinary course of business, consisting primarily of lease obligations, unconditional purchase obligations and other long-term obligations, details of which are set forth in the table appearing below under the caption “Tabular Disclosure of Contractual Obligations”.

In addition, in the ordinary course of business, we issue guarantees, bonds and standby letters of credit to our customers that amounted, at December 31, 2005, in the aggregate to approximately $34.6 million. These consisted primarily of performance bonds (approximately $19.5 million), advance payment bonds (approximately $5.5 million), warranty bonds (approximately $4.0 million) and financial bonds (approximately $3.8 million).

We have entered into a long term agreement to provide a customized network solution to a major customer in Central America. The network build-up will begin in 2006. The transaction will be financed by one or more commercial banks, in the form of a long-term loan to an intermediate regional bank. The intermediate bank will repay the loan to the commercial banks at a fixed interest rate. As the commercial banks will require the payment of the interest at a floating rate, we are to pay to the commercial banks or receive from them the differential between the fixed interest rate paid by the intermediate bank and the floating interest rate required by the commercial banks. The proposed agreement with the commercial banks also includes an undertaking from us to maintain two financial covenants, with regards to our EBITDA and total cash resources (cash, cash equivalent and long term investments).

We do not believe that our off balance sheet arrangements and commitments have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Tabular Disclosure of Contractual Obligations

The following table sets forth information on our contractual obligations as at December 31, 2005:

	Payments due by period (dollars in millions)
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years

Balance Sheet Obligations
Trade payables	56.5	56.5	-	-	-
Other payables and accrued liabilities (2)	120.5	120.5	-	-	-
Employee severance payments, net (3)	22.4	8.1	10.2	4.0	0.1
Off Balance Sheet Obligations
Operating lease obligations (4)	39.6	13.3	20.4	4.7	1.2
Unconditional purchase obligations (5)	63.4	63.4	-	-	-
Other long-term obligations (6)	16.6	8.3	8.3	-	-
Total contractual cash obligations	$319.0	$270.1	$38.9	$8.7	$1.3

(1)	This table does not include amounts owed in respect of automobile leases because the cost of canceling these leases is considered to be immaterial.
(2)	Comprising $22.5 million employee and social benefits, $39.9 million accrued expenses and various other obligations.
(3)	Estimated. Includes, primarily, amounts to be paid in connection with the early retirement of employees.
(4)	Future rent payments under various lease real property agreements that expire from 2006 through 2011.
(5)	Includes commitments for the purchase of manufacturing services and materials from various suppliers and subcontractors, and the acquisition of property, plant and machinery.
(6)	Includes payment obligations for the provision of all our IT operations until December 31, 2007, estimated to be between $7.8 million and $8.8 million per annum.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Members of Our Senior Management

The following table lists members of our senior management:

Name	Age	Position
Rafi Maor	55	President and Chief Executive Officer
Giora Bitan	51	Executive Vice President and Chief Financial Officer
Dan Eisner	44	Executive Vice President; General Manager, Broadband Access Division
Ido Gur	38	Executive Vice President, Global Sales and Marketing
Eyal Shaked	42	Executive Vice President; General Manager, Optical Networks Division
Atzmon Lifshitz	53	Corporate Vice President, Human Resources
Amnon Shachar	54	Corporate Vice President, Global Resources

Rafi Maor was appointed President and Chief Executive Officer of ECI from January 1, 2006. He joined ECI as Chief Operating Officer in September 2004, having previously spent nine years at Indigo N.V. Following Indigo’s acquisition by Hewlett Packard, or “HP”, in March 2002, Mr. Maor served as General Manager of HP/Indigo Division and Vice President at HP Corporate with worldwide responsibility for the Indigo product line. Until the acquisition, he was President and Chief Operating Officer of Indigo and a member of the management board of its Board of Directors. Prior to joining Indigo, Mr. Maor was employed by Israel Aircraft Industries Ltd. for twenty years, where he served in increasingly senior managerial positions. Mr. Maor holds a bachelors degree in engineering from Tel Aviv University and is a graduate of the Advanced Management Program at INSEAD Business School, Fontainebleau, France.

Giora Bitan was appointed Executive Vice President and Chief Financial Officer upon joining ECI in August 2002. Previously he was for five years a General Partner at Giza Venture Capital, a leading Israeli venture capital group, where he focused on investments in the communications and software sectors. Prior thereto, for fourteen years, Mr. Bitan held various positions in senior management at Scitex Corporation Ltd., or “Scitex”, serving as its Executive Vice President and Chief Financial Officer from 1987 until 1996. He is also a director of ECtel and Veraz Networks. Mr. Bitan holds a bachelors degree in economics and international relations from the Hebrew University of Jerusalem and a masters degree in business administration from the University of California, at Los Angeles.

Dan Eisner was appointed Executive Vice President of ECI and the General Manager of the Broadband Access Division on joining ECI in December 2005. Prior thereto, he served with the Israel Defense Force, or the “IDF”, where he attained the rank of Colonel and gained over twenty years of experience in the field of communications and information technology. His most recent position was as Director of the Center for Technological Solutions within the IDF's leading technological unit, which he managed for over four years. The unit is one of the largest, most complex organizations within the IDF. Mr. Eisner holds a bachelors degree in electrical engineering from Tel Aviv University, and a masters degree in business administration from Bar Ilan University, Israel.

Ido Gur was appointed Executive Vice President, Global Sales and Marketing on rejoining ECI in November 2005. From January 2005 until November 2005, he had served as Executive Vice President, Sales and Marketing of Corrigent Systems Ltd. Previously, Mr. Gur was employed by ECI from 1998, having served in several senior marketing positions in the Optical Networks Division, including head of the Sales and Marketing unit from January 2003 to January 2005 and prior thereto Vice President of Marketing from January 2002. He holds a bachelors degree and a masters degree in physics from Tel Aviv University.

Eyal Shaked was appointed an Executive Vice President of ECI and General Manager of the Optical Networks Division in October 2005. He previously served as Vice President of Research and Development of the Optical Networks Division from January 2000, having joined ECI in 1990. He is also a director of Infogin Ltd., an Israeli company operating in the field of mobile Internet content adaptation. Mr. Shaked holds a bachelors degree in electrical engineering from the Technion - Israel Institute of Technology, Haifa, Israel, or the “Technion”, and a masters degree in electrical engineering and computer science from Tel Aviv University.

Atzmon Lifshitz was appointed Vice President (subsequently Corporate Vice President), Human Resources upon joining ECI in October 2004. Prior thereto, he served as Managing Director of Pilat Israel Ltd., a professional human resources company in Israel, from December 2002, and Chief Operating Officer of e-go systems plc., a high-technology company in the UK that developed services and systems in the field of unified communications services, from April 2000 to 2002. From 1993 until 2000, Mr. Lifshitz was Managing Director of Telemesser Ltd., an Israeli company in the field of interactive marketing through communications tools. He holds a bachelors degree in political science and labor studies from Tel Aviv University.

Amnon Shachar was appointed Corporate Vice President, Global Resources on joining ECI in June 2005. He previously served as Senior Vice President and General Manager of Polycom Israel Ltd. from January 2000, and Vice President of a Scitex joint venture from 1998, which followed twenty-three years of service with the IDF, where he attained the rank of Colonel. His military career included the position of Deputy Chief of the IDF’s leading technology unit, one of the largest, most complex organizations within the IDF. Mr. Shachar holds a bachelors degree in electrical engineering from the Technion, and an executive masters degree in business administration from Tel Aviv University.

Our Board of Directors

The following table lists our directors:

Name	Age	Director Since	Position
Shlomo Dovrat	46	February, 2002	Director, Chairman of the Board of Directors
Danny Biran(1) (2)	62	August, 1999	Director
Eyal Desheh	54	December, 2005	Director
Yocheved Dvir(3)	53	February, 2003	Director, Chairperson of the Audit Committee
Craig Ehrlich	50	February, 2005	Director
Avraham Fischer (4)(2)	49	February, 2005	Director
Colin R. Green	56	May, 2002	Director
Doron Inbar	56	January, 2006(5)	Director
Jonathan B. Kolber(1) (2)	43	January, 1990	Director
Avner Naveh (3)	55	September, 2000	Director
Casimir Skrzypczak	64	July, 2002	Director
Gerd Tenzer	62	August, 2003	Director

_____________________
(1)	An officer of Koor Industries Ltd., or “Koor”, the parent company of M.A.G.M. Chemistry Holdings Ltd., our largest shareholder.

(2)
For details of an agreement between Koor Industries Ltd. and Clal Electronics Industries Ltd. containing provisions relating to the election of directors, see Item 7 “Major Shareholders and Related Party Transactions” under the caption “Major Shareholders”.

(3)	An “external director” pursuant to the Companies Law.

(4)	An officer of Clal Industries & Investments Ltd., or “Clal”, the parent company of Clal Electronics Industries Ltd., one of our major shareholders.

(5)	Mr. Inbar also served as a director of ECI from September 2000 until November 2001.

Shlomo Dovrat was elected Chairman of ECI’s board of directors in May 2003, having served as Vice Chairman of the board since February 2002. He is a founding partner in several high-tech venture capital funds including Carmel Software Fund. Mr. Dovrat was the founder of Tecnomatix Technologies Ltd. and served as its Chief Executive Officer and President from its inception in 1983 until 1996. He also served as President and Chief Executive Officer of Oshap Technologies Ltd. from 1983 until its sale to Sungard Data Systems Inc. in 1999.

Danny Biran has been President of Koor since 1998, and was a director of Koor from 1997 until February 2000. He also served as Chief Executive Officer of Elisa Electronics Systems Ltd. from April 2003 until December 2005. In addition, Mr. Biran serves as the Chairman of the board or a director of a number of Israeli and North American companies, including Makhteshim-Agan Industries Ltd., and various other affiliates of Koor. He served as a senior executive in the Office of the Prime Minister in Israel for more than twenty-five years. Mr. Biran is a graduate of the Law faculty of Tel Aviv University and is a member of the Israel Bar Association.

Eyal Desheh is the Executive Vice President and Chief Financial Officer of Check Point Software Technologies Ltd. Prior to joining Check Point as Chief Financial Officer in May 2000, Mr. Desheh served as Corporate Vice President and Chief Financial Officer of Scitex from 1996. Prior to that he held numerous other finance management and business development roles, including Vice President of Business Development and Strategy at Bezeq The Israeli Telecommunications Corp. Ltd., Deputy Chief Financial Officer of Teva Pharmaceuticals Ltd., President of H.L. Financial Services Ltd. and Vice President of Bank Hapoalim, New York. Mr. Desheh holds a bachelors degree in economics and a masters degree in business administration, both from the Hebrew University of Jerusalem.

Yocheved (Yochi) Dvir has been an independent strategic consultant to various projects since August 2002. Prior to then she was a Senior Vice President of the Migdal Group, one of Israel’s foremost insurance groups, since 1992. She joined the Migdal Group in 1981 and held a number of senior financial and managerial positions, including Head of the Economics Department from 1986 to 1988, Head of the Corporate Office from 1989 to 1992, Head of the General Insurance Division and Corporate Office from 1993 to 1997, Head of the Finance Division (chief financial officer) from 1997 to November 1999 and Head of the group’s Strategic Development Division and Marketing Array and a Risk Manager from November 1999 to July 2000. Ms. Dvir serves on the boards of directors of a number of Israeli companies including Menorah Insurance Company Ltd., Strauss-Elite Industries Ltd., Israel Corporation Ltd. and Trendline Business Information & Communications Ltd. She holds bachelors degrees in economics and statistics from the University of Haifa, Israel, and has completed second degree studies in statistics (operations research) at the Hebrew University of Jerusalem.

Craig Ehrlich has served as Chairman of the GSM Association, or “GSMA”, since January 2003. GSMA is the leading representative body for the world’s wireless network operators. From 1996 until mid-2003, Mr. Ehrlich was Group Managing Director of SUNDAY Communications Limited, a Hong Kong mobile phone company he launched in 1996. During the period from 1993 to 1996, he established several companies that were involved in the introduction of cable television and paging services. From 1987 to 1992, Mr. Ehrlich held various senior executive positions with companies in the Hutchison Group. He is currently a member of the boards of directors of Hutchison Mobile Communications Ltd. (a wholly owned subsidiary of Hutchison Whampoa Ltd.), Roamware, Inc. (a California-based wireless applications company) and Philweb Corporation and ISM Communications Corporation (both based in the Philippines), and is an advisory board member of PGP Corporation (based in California) and co-chairman of BlogStar, Inc. (a Los Angeles based entertainment company). He holds a bachelors degree in Political Science from the University of California, Los Angeles, a masters degree in urban studies from Occidental College, Los Angeles and a postgraduate fellowship from the Coro Foundation.

Avraham (Avi) Fischer is the Executive Vice President of IDB Holding Corporation Ltd., the Deputy Chairman of IDB Development Corporation Ltd. and Co-Chief Executive Officer of Clal Industries & Investments Ltd. In addition, he is a partner of the law firm of Fischer Behar Chen Well Orion & Co., of Tel Aviv, Israel. Mr. Fischer is also the co-founder and Vice-Chairman of Ganden Holdings Ltd. and the co-founder and Co-Chairman of Ganden Tourism and Aviation Ltd. He serves as a member of the board of directors of Discount Investment Corporation Ltd., Elron Electronic Industries Ltd., Scailex Corporation Ltd. (formerly Scitex), American Israeli Paper Mills Ltd., Vyyo Inc. and other, privately held, corporations. Mr. Fischer is one of the founders and a member of the board of "Matan - Your Way to Give", a non-profit organization. He holds a law degree from Tel Aviv University, and is a member of the Israel Bar Association.

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

Doron Inbar stepped down as President and Chief Executive Officer of ECI on December 31, 2005, having served as President from November 1999 and Chief Executive Officer from February 2000. Mr. Inbar joined ECI in 1983 and during his first eleven years with ECI, he served in various positions at its wholly-owned U.S. subsidiary, ECI Telecom, Inc., including Executive Vice President and General Manager. In July 1994, Mr. Inbar returned to Israel to become Vice President, Corporate Budget, Control and Subsidiaries. In June 1996, Mr. Inbar was appointed Senior Vice President and Chief Financial Officer, and he became Executive Vice President in January 1999. He holds a bachelors degree in economics and business administration from Bar-Ilan University, Israel.

Jonathan B. Kolber has served as the Chief Executive Officer of Koor since 1998 and was Vice Chairman of Koor from 1998 until March 2003. He was also Chairman of our board from 1997 until January 2002. Mr. Kolber was associated with Cemp Investments from 1985 to 1987 and was a Vice President of Claridge Inc. from 1986 to 1990. He serves as a director of a number of Israeli companies, including Makhteshim-Agan Industries Ltd., Sheraton Moriah (Israel) Ltd., Telrad Networks Ltd., Elbit Systems Ltd. and Knafaim-Arkia Holdings Ltd. Mr. Kolber holds a bachelors degree in Near Eastern languages and civilizations from Harvard University and a certificate in advanced Arabic from the American University of Cairo.

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

Casimir Skrzypczak is a director of companies and was Senior Vice President - Customer Advocacy at Cisco Systems, Inc., from 1999 until 2001, responsible for deployment and support services to service providers worldwide. Prior thereto, Mr. Skrzypczak was Group President Professional Services, Telcordia Technologies, Inc. (formerly BellCore) from 1997, following its sale to Science Applications International Corporation. Prior to 1997, he filled various senior executive positions with a number of major corporations, including Nynex Corporation, Bell Communications Research, Inc., Western Electric, AT&T and New York Telephone Company. Mr. Skrzypczak has served as a director of a variety of companies and is currently a member of the boards of directors of JDS Uniphase Corporation, WebEx Communications, Inc., Somera Communications, Inc. and Sirenza Microdevices, Inc., as well as several private companies. He holds a bachelors degree in mechanical engineering from the Villanova University, Pennsylvania and a masters degree in operations research from Hofstra University.

Gerd Tenzer is a former Deputy Chairman of the Board of Management of Deutsche Telekom AG. From December 2002 until the end of 2004, he served as the special representative to the Chairman of the Board of Management of Deutsche Telekom for competition and telecommunications policy. Mr. Tenzer joined Deutsche Telekom in 1990 with responsibilities for, among other things, networks, purchasing, and broadband cable. Prior to joining Deutsche Telekom, he worked at the German Federal Ministry of Posts and, for ten years, headed the Ministry’s Policy section. Mr. Tenzer is currently Vice Chairman of the Board of SES GLOBAL SA, a Luxembourg-based satellite company, Vice Chairman of the Board of EUTEX European Telco Exchange AG, Germany, and member of the Board of Sutter GmbH, Germany. He holds a bachelors degree in telecommunications and a degree of diplom-ingenieur, both from the Technical University in Aachen.

There are no family relationships between any of our directors and members of senior management.

Compensation

Set forth below is information regarding all cash and cash-equivalent forms of remuneration paid or expended by us for the fiscal year ended December 31, 2005 with respect to all persons who were at any time our directors and members of senior management during 2005:

	Salaries, fees, directors’ fees, commissions and bonuses	Other benefits
All directors and members of senior management as a group (consisting of 23 persons in 2005)	$3,160,000	$455,000

At December 31, 2005, an aggregate sum of approximately $1.9 million was set aside or accrued by us to provide pension, retirement or similar benefits for our senior management, funded by contributions to pension and severance pay funds or by the purchase of insurance policies.

During the year ended December 31, 2005, we granted stock options to members of our senior management for the purchase of an aggregate of 500,000 ordinary shares at exercise prices ranging from $8.35 to $9.22 per share and with a weighted average exercise price of $8.72 per share, expiring in 2015. Although there were no stock options granted by us to our directors during the said year, we issued to directors and members of our senior management a total of 141,562 restricted shares.  These restricted shares vest over an approximate three-year period. (See below in this Item 6 under the caption “Stock Benefit Plans” for details of our Stock Option and Restricted Share Incentive Plans.) (See below in this item under the caption “Share Ownership” for details of shares and options held by our directors and members of our senior management.)

Apart from Mr. Doron Inbar, who served as our President and Chief Executive Officer until December 31, 2005 and was appointed as a director with effect from January 1, 2006, no member of our board of directors is, or was during 2005, an officer or an employee. Except for the service agreement relating to Mr. Shlomo Dovrat (see below), we pay annual directors’ fees, and in certain instances fees for participating in meetings, only to members of our board of directors who are not affiliated with our major shareholders, in varying amounts as approved by our audit committee, board and shareholders. Certain of our directors who serve in specific capacities, namely members of our audit committee who are not external directors, are paid an additional fee of $10,000 per annum, and our Senior Independent Director (see below in this Item 6 under the caption “Board Practices” - “Executive Sessions”), is paid an additional fee of $10,000 per annum.

A summary of the fees currently payable to our directors is set forth below:

•
Our external directors, Mr. Naveh and Ms. Dvir, are paid the statutory maximum fees for external directors as permitted under Israel law, which currently equate to an annual fee of approximately $21,500 and a participation fee of up to approximately $650 per meeting. (See below in this Item 6 under the caption “Board Practices” -“External Directors”.)

•
Mr. Ehrlich is paid a basic annual director’s fee of $50,000. In addition, he receives a fee of $10,000 per annum for membership on committees of our board of directors, as well as the annual issue of restricted ECI shares having a value of $25,000.

•
Mr. Green is paid a basic annual director’s fee of $60,000, of which $10,000 is paid by the issue to him of ECI shares. In addition, he receives fees of $10,000 per annum for membership of the audit committee and a further $10,000 per annum for serving as the Senior Independent Director.

•
Mr. Skrzypczak is paid a basic annual director’s fee of $60,000. In addition, he receives a fee of $10,000 per annum for membership of the audit committee and the annual issue of restricted ECI shares having a value of $25,000.

•	Mr. Tenzer is paid an annual director’s fee of $60,000.

•
Subject to shareholders approval, Mr. Desheh will be paid a basic annual director’s fee of $60,000, in addition to a fee of $10,000 per annum for membership of the audit committee. Also, subject to shareholders approval, we agreed to the annual issue to Mr. Desheh of restricted ECI shares having a value of $25,000.

In addition, in 2003, we entered into a service agreement with Carmel V.C. Ltd., which was approved by our shareholders, relating to the services of Mr. Shlomo Dovrat, then Vice Chairman, and now Chairman, of our board of directors. Mr. Dovrat shares control of Carmel V.C. Ltd., and Carmel V.C. Ltd. is entitled to the services of Mr. Dovrat. (See below in the Item, under the caption “Share Ownership” for details of entities controlled by Mr. Dovrat and their holdings of shares.) Mr. Dovrat agreed to devote a considerable amount of his time to us, including ongoing and comprehensive consulting regarding our affairs and the promotion of our business. Pursuant to the terms of this service agreement, Carmel V.C. Ltd. is making available to us the services of Mr. Dovrat in consideration of an annual management fee of $300,000. In addition, Carmel V.C. Ltd. received the grant of stock options, initially for the purchase of 300,000 shares, at an exercise price of $2.21 per share, but increased to 313,995 shares at a reduced exercise price of $2.12 per share, as a result of the adjustments made to outstanding stock, approved by shareholders on September 13, 2004, in light of our distribution to our shareholders of shares in ECtel Ltd.

Board Practices

Terms of Directors

Our articles of association provide that directors, other than our external directors, are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented at that meeting. Each of these directors holds office until the next annual general meeting of the shareholders. According to our articles of association, our board of directors is to consist of such number of directors fixed by our shareholders, but not less than five and not more than fifteen directors. Our shareholders have set that number at fifteen, although we currently have only twelve directors. The board of directors is authorized to appoint directors to fill vacancies on the board (other than in respect of external directors) or to add directors so long as the total number of directors does not exceed the number fixed by the shareholders, and such directors will hold office until the next annual general meeting. At such meeting, the director is eligible for re-election by the shareholders.

External directors may only be elected by shareholders and serve for a three-year term, which may be renewed for only one additional three-year term. (For additional details, see below in this Item 6 under the caption “Board Practices” - “External Directors”.)

On December 6, 2001, ECI, a number of investors affiliated with Mr. Dovrat or Ofer (Ships Holding) Ltd. entered into a subscription agreement, or the “Subscription Agreement”, with regard to the private placement of 13,160,000 of our shares for an aggregate consideration of $50,008,000. Pursuant to the provisions of the Subscription Agreement, and until the commencement of our 2005 annual general meeting of shareholders (which took place on July 14, 2005), the Purchasers under that Agreement were entitled to directly appoint two directors of ECI. In addition, until our 2005 annual general meeting, the Purchasers had the right to propose that one of the directors appointed by them be named as Vice Chairman of our board of directors, subject to the approval in their reasonable discretion of those directors not appointed by the Purchasers. In February 2002, Mr. Dovrat was one of the directors appointed pursuant to these provisions and was named as Vice Chairman of our board of directors. In May 2003, Mr. Dovrat was elected Chairman of our board of directors and was re-elected as Chairman in July 2005, following our 2005 annual general meeting.

An agreement between Koor and Clal Electronics Industries Ltd., who hold, directly or indirectly, approximately 28.7% and 13.2%, respectively, of our outstanding Ordinary Shares, includes certain provisions relating to the election of members to our board of directors. (For details of this agreement, see Item 7 - “Major Shareholders and Related Party Transactions” under the caption“Major Shareholders”.)

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

No person can serve as an external director if the person’s position or other business creates, or may create, conflicts of interests with the person’s service as an external director, or, if his or her position or business might interfere with his or her ability to serve as a director. The Companies Law has recently prescribed professional and financial requirements with regard to external directors (see below under “Professional, Financial and Accounting Expertise”).

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

Any committee of the board of directors to which powers of the board have been delegated must include at least one external director, and all external directors must be members of the audit committee (see below).

External directors are elected by a majority of the shares voted at a shareholders’ meeting, provided that either (a) at least one third of the shares of non-controlling shareholders voted at the meeting voted in favor of the election or (b) the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company.

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

Currently, Mr. Naveh (re-elected for a second three-year term, commencing September 2003) and Ms. Dvir (re-elected for a second three-year term, commencing February 2006) serve as our external directors.

Audit Committee

The Companies Law and Nasdaq rules also require the appointment by our board of directors of an audit committee. Under the Companies Law, the role of the audit committee is: (i) to identify irregularities in the management of the company’s business, including in consultation with the company’s internal auditor or independent accountants, and to propose remedial measures to the board; and (ii) to review for approval related party transactions as defined in the Companies Law (as described below). An audit committee must consist of at least three members, and include all of the company’s external directors. The chairman of the board of directors, any director employed by the company or providing services to the company on a regular basis, any controlling shareholder or any relative of a controlling shareholder may not be members of the audit committee. An audit committee may not approve an action or a transaction with a controlling shareholder or with an office holder, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting at which an approval was granted.

Nasdaq has prescribed financial expertise requirements that relate to members of the audit committee (see below under “Professional, Financial and Accounting Expertise”) as well as independence requirements for each member of the audit committee (see below under “Independent Directors”). We have also adopted an audit committee charter as required under Nasdaq rules.

In addition, our audit committee reviews internal financial controls; oversees and monitors the financial reporting system and accounting policies and practices; reviews our financial statements once each quarter with our auditors; approves any change in accounting policies and practices; meets with the our internal and external auditors and requests that certain matters be reviewed; considers any matter that the internal or external auditors recommend be reviewed; recommends the election of external auditors, reviews their performance, ensures their independence, and if necessary, recommends their replacement; recommends committee structures and policies; and in general makes recommendations to the board with respect to corporate governance.

Currently the members of our audit committee are Yochi Dvir (chairperson), Eyal Desheh, Colin Green, Avner Naveh and Casimer Skrzypczak.

Professional, Financial and Accounting Expertise

Pursuant to new provisions of the Companies Law, effective from April 2006, our board of directors has determined that at least one member of our board of directors must be an “accounting and financial expert”. The Companies Law requires that at least one external director must be such an expert and that all other external directors must be “professionally qualified”. Under the Nasdaq rules, each member of our audit committee must be financially literate and at least one of the members must be designated as a financial expert having accounting or related financial management expertise. Our board of directors has designated Ms. Yochi Dvir as our audit committee financial expert. (See Item 16A - “Audit Committee Financial Expert”)

Independent Directors

The Nasdaq rules also impose independence requirements on each member of the audit committee, as well as well as a majority of our board of directors. The Nasdaq rules implement two stricter basic criteria for determining independence of audit committee members: (i) they are barred from accepting any consulting, advisory or other compensatory fee from the issuer or an affiliate of the issuer, other than in the member’s capacity as a member of the board of directors and any board committee, and (ii)  they may not be an “affiliated person” of the issuer or any subsidiary of the issuer apart from his or her capacity as a member of the board and any board committee. An affiliated person is generally someone who possesses the power to direct the management and policies of our company. A person who is not an executive officer or 10% shareholder would be deemed not to be an affiliated person.

Our board of directors has determined that all members of the audit committee, as well as a majority of the members of our board, are independent as defined in the applicable Nasdaq and SEC rules and regulations.

Executive Sessions

Our independent directors meet at least four times each year in a forum to discuss issues of concern to them and to designate a Senior Independent Director. Furthermore, pursuant to Nasdaq requirements, such forum also approves compensation for our chief executive officer and other members of senior management, and approves recommendations to our board of directors regarding the appointment of new directors and the slate of directors to be proposed to the shareholders. The Senior Independent Director currently Mr. Colin Green, represents the independent directors, when necessary, to ensure that they receive appropriate and timely information and any other facilities to enable them to discharge their duties, and that they are consulted when appropriate.

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

Other Committees

Our board of directors has appointed the following other committees:

•     An executive committee authorized to meet between meetings of the board of directors to monitor the conduct of our business, taking action and making recommendations in connection therewith. Although the committee may take all actions that may be taken by the board of directors (except those which by law it cannot delegate), as a matter of policy substantive decisions will in normal circumstances be referred to the board of directors. Our executive committee currently comprises Jonathan J. Kolber (chairman), Shlomo Dovrat, Avraham Fischer, Colin Green and Avner Naveh.

•     A remuneration committee authorized to administer our stock option and restricted share plans; make recommendations to the board of directors with respect to awards under such plans to directors, the chief executive officer and those employees reporting to him; make awards under such plans to other employees and consultants; recommend policies regarding compensation of employees; approve the compensation of the Chief Executive Officer and office holders reporting to him; as well as any other unusual compensation issues. The committee’s recommendations relating to the compensation of the chief executive officer and other members of senior management (including awards to them under the said plans) are subject to approval by a majority of our independent directors, pursuant to Nasdaq requirements. Our remuneration committee currently comprises Jonathan J. Kolber (chairman), Shlomo Dovrat, Yochi Dvir, Avner Naveh and Casimer Skrzypczak.

•     A nominations committee empowered to make recommendations to our board of directors with regard to the appointment of new directors and develop criteria for such candidates; and recommend a slate of directors to be proposed to the shareholders. Such recommendations are subject to approval by a majority of our independent directors, pursuant to Nasdaq requirements. The committee also recommends committee members. This committee currently comprises Shlomo Dovrat (chairman), Avraham Fischer, Colin Green, Doron Inbar, Jonathan J. Kolber and Gerd Tenzer.

•     A financial investments committee empowered to review with management, and give guidelines for, our financial investment and hedging policies. This committee currently comprises Yochi Dvir (chairperson), Eyal Desheh, Avraham Fischer and Jonathan J. Kolber.

•     A strategy committee empowered to monitor the implementation of our strategic plan; to analyze the market and technologies relevant to us; and to present strategic options and plans to the board of directors for approval. This committee currently comprises Shlomo Dovrat, Craig Ehrlich, Doron Inbar, Casimer Skrzypczak and Gerd Tenzer.

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

If the transaction is an extraordinary transaction, approval of both the audit committee and the board of directors is required. Under specific circumstances, shareholder approval may also be required. A director who has a personal interest in a transaction which is considered at a meeting of the board of directors or the audit committee generally may not be present at this meeting or vote on this matter, unless a majority of members of the board of directors or the audit committee, as the case may be, has a personal interest. If a majority of the members of the board of directors has a personal interest, shareholder approval is also required.

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

(i)
a financial liability imposed on him or her in favor of another person by any court judgment, including a compromise judgment or an arbitration award approved by a court; such indemnification may be approved (a) after the liability has been incurred or (b) in advance, provided that our undertaking to indemnify is limited to events which in the opinion of our board of directors are foreseeable in light of our actual operations at the time of providing the undertaking to indemnify and to an amount or criteria that our board of directors determines to be reasonable under the circumstances and further provided that such events and amount or criteria are set forth in the undertaking to indemnify;

(ii)
reasonable litigation expenses, including attorneys’ fees, expended by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (a) concluded without the imposition of any financial liability in lieu of criminal proceedings or (b) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and

(iii)
reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him or her by a court, in proceedings we institute against such office holder or instituted on the company’s behalf or by another person, a criminal charge from which such office holder was acquitted, or a criminal charge in which he or she was convicted for a criminal offense that does not require proof of criminal intent.

Under the Companies Law, indemnification of office holders must be approved by the company’s audit committee and board of directors and, if the beneficiary is a director, by the company’s shareholders. Our audit committee, board of directors and shareholders have resolved to grant undertakings to indemnify our office holders as regards the matters set forth in paragraphs (i) and (iii) above, by providing them with Letters of Indemnification in substantially the form approved by them, as most recently amended in 2002. The aforesaid undertakings are currently limited to an indemnity of $30 million per office holder, per case, but not more than $225 million in the aggregate for all persons to be indemnified.

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

Employees

The following table sets forth certain data on our workforce (including temporary employees), including now discontinued operations, as at the end of each of the last three fiscal years:

	As at December 31,
	2005	2004	2003

Numbers of employees by geographic location
Israel	2,286	2,226	2,338
United States	196	56	109
Other countries	564*	356	294
Total workforce	3,046	2,638	2,741

Numbers of employees by category of activity
General and administrative	279	268	284
Research and development	835*	572	644
Operations	1,162	1,162	1,193
Sales and marketing	530	447	461
Customer support	240	189	159
Total workforce	3,046	2,638	2,741

Numbers of employees by business unit
Optical Networks Division	1,053	1,016	943
Broadband Access Division	582*	616	572
Data Networking Division	153	-	-
NGTS	23	75	73
Others (including manufacturing operations)	1,235	931	872
ECtel (now discontinued operations)	-	-	281
Total workforce	3,046	2,638	2,741

____________
* Includes 35 employees of a third party in India, for whom we bear the cost and who are considered part of the Broadband Access Division’s research and development force.

All employees included in the above table were employees of ECI and its wholly owned subsidiaries, except for the following:

•	The employees of ECtel (at December 31, 2003);

•
Employees of HETC, our majority owned subsidiary in China, numbering approximately 200 at December 31, 2005 (including employees of the former optical activities of Eastern Communications), 90 at December 31, 2004 and 80 at December 31, 2003, who are included within the figures for the Optical Networks Division; and

•	The 35 employees in India referred to in the footnote to the above table.

The increase in the number of employees in 2005 was primarily the result of our acquisition of Laurel Networks (our Data Networking Division) in the United States and the optical activities of Eastern Communications in China (which had approximately 100 employees), as well as from the addition of the new research and development unit in India; a sales, marketing and professional services facility in Russia; and general increases in operations personnel (particularly in the Optical Network Division) due to increased activity. During 2005, we employed on average 227 temporary employees, the majority in manufacturing.

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

The following table details, as of March 1, 2006, the number of our shares owned, and stock options held, by each of our directors and by members of our senior management as a group.

Name

	Shares of ECI (1)					ECI Stock options(3)
						Number held(4)
	Shares owned (other than unvested restricted shares)		Unvested restricted shares held		Percent of outstanding shares beneficially owned (2)	Exercisable within 60 days		Not exercisable within 60 days		Exercise price per share

Shlomo Dovrat(5): personal affiliated entities(6)	112,000 4,925,553		- -		(7)	- 313,995	(10)	- -			- $2.12
Jonathan Kolber(9)	1,542,198	(10)	-		1.3%	-		-			-
Danny Biran(9)	5,000		-		*	-		-			-
Eyal Desheh	2,000			(11)	*	-		-			-
Yocheved Dvir	-		-		*	31,401		-			$1.91
Craig Ehrlich	1,174		5,334		*	-		-			-
Avraham Fischer(12)	-		-		-	-		-			-
Colin Green	12,630		-		*	41,916 27,000		- -		$ $	3.04 6.56
Doron Inbar	2,372		-		1.1%	1,320,947	(13)	100,000	(13)		From $0.00 to $39.76
Avner Naveh	-		-		*	21,488		-			$3.12
Casimir Skrzypczak	-		3,041		*	40,354		-			$1.30
Gerd Tenzer	-		-		*	34,969		17,483			$2.89
All members of senior management, as a group (consisting of 7 persons)	1,000		135,000		*	664,224		985,098			From $0.00 to $29.29

*	Individually beneficially owns less than 1% of our outstanding shares.

(1)
All our shares have identical voting rights. All restricted shares (other than 2,347 of those held by Craig Ehrlich) are issued under our restricted share incentive plan (for details, see below in this Item 6 under the caption “Stock Benefit Plans”). Restricted shares which vest within 60 days are included in the numbers shown in the column headed “Shares owned” and are accordingly excluded from the numbers shown in the column headed “Unvested restricted shares held”.

(2)
Includes unvested restricted shares and any stock options exercisable into ECI shares within 60 days. Percentages are based upon 115,189,484 ECI shares outstanding at March 1, 2006 (which includes unvested restricted shares but excludes 11,978 shares of treasury stock) plus such number of newly issued ECI shares, if any, as such person had the right to receive upon the exercise of stock options within 60 days.

(3)
Stock options held by our directors expire on various dates from November 2011 through March 2014 (except as regards Doron Inbar - see footnote (13) below). The stock options granted to members of our senior management expire on various dates from May 2007 through February 2016.

(4)	Each stock option is exercisable into one ordinary share.

(5)
Shlomo Dovrat and the said affiliated entities are referred to as the “Dovrat Entities”. Due to the relationship between the parties that comprise the Dovrat Entities (see footnote (6) below), such parties may be deemed to beneficially own shares (or rights to acquire shares) that are held by certain of the other parties within the Dovrat Entities. Each such party (including Mr. S. Dovrat) disclaims beneficial ownership of the shares (or rights to acquire shares) held by any other party within the Dovrat Entities.

(6)
The said affiliated entities of Mr. Shlomo Dovrat (with their respective direct holdings of ECI shares in parenthesis) are: Mr. Aharon Dovrat, the father of Mr. S. Dovrat (106,850 shares); Carmel Software Fund (Israel) L.P. (1,110,046 shares); Carmel Software Fund (Cayman) L.P. (1,370,637 shares); Carmel Software Fund (Delaware) L.P. (598,702 shares); Carmel Software Fund Gbr (98,565 shares); Carmel V.C. Ltd., acting for Siemens Venture Capital GmbH (197,131 shares) (the previous five entities being referred to as the “Carmel Funds”); D Partners (Israel) Limited Partnership (390,071 shares); and D Partners (BVI) L.P. (724,511 shares) (the previous two entities being referred to as the “D Partners”). The stated aggregate share holdings of such affiliated entities includes 329,040 ECI shares held by the Ofer (Ships Holdings) Ltd., in respect of which it has granted Carmel V.C. Ltd. an option to purchase, expiring on December 5, 2009 (see footnote (6) to the table in Item 7 “Major Shareholders and Related Party Transactions” under the caption “Major Shareholders.”)

An aggregate of 3,796,161 of the ECI shares now held by Dovrat Entities, as well as 112,000 ECI shares held by Mr. Harel Beit-On and 24,947 ECI shares held by Mr. Avi Zeevi (two associates of the Dovrat Entities) were among shares acquired from ECI in the private placement in February 2002 under a subscription agreement dated December 6, 2001. See footnote (6) to the table in Item 7“Major Shareholders and Related Party Transactions” under the caption “Major Shareholders” for details of a registration rights agreement relating to such shares.

Mr. S. Dovrat, Mr. Beit-On and Mr. Zeevi are directors in, or shareholders of, various entities that are the general partners and investment managers or shareholders of the various Carmel Funds. Mr. S. Dovrat and Mr. A. Dovrat, are directors and/or shareholders of various entities within, or affiliated with entities within, the Dovrat Entities, or which provide the Dovrat Entities or affiliates with investment advisory and related services. Mr. A. Dovrat and Mr. S. Dovrat hold indirect interests in, and/or are directors of the general partners of, D Partners.

(7)
The stated holdings of the Dovrat Entities (excluding the holdings of Mr. Beit-On and Mr. Zeevi), which aggregate to 5,351,548 ECI shares (including the rights to acquire shares and stock options referred to in footnotes (6) above and (8) below), equates to approximately 4.6% of our outstanding shares.

(8)	Comprises stock options granted to Carmel V.C. Ltd. in connection with the services of Mr. S. Dovrat (see above in this Item 6 under the caption “Compensation”).

(9)
Mr. Kolber and Mr. Biran are executive officers of Koor, of which our largest shareholder is a wholly-owned subsidiary. (For Koor’s holdings see Item 7 - “Major Shareholders and Related Party Transactions” under the caption “Major Shareholders”.)

(10)	Comprises 100,000 shares held by an Israeli company wholly owned by Mr. Kolber and 1,442,198 shares held by a trustee for the Kolber Trust, of which Mr. Kolber is a discretionary beneficiary.

(11)
The terms of compensation for Mr. Desheh are subject to shareholders’ approval. Such terms include the annual issuance to him of restricted ECI shares with a value of $25,000 per year. Such restricted shares will vest over three years, in equal annual installments.

(12)
Mr. Fischer is a director and an executive officer of Clal Industries and Investments Ltd. (and is a director or an executive officer its parent companies, IDB Holding Corporation Ltd. and IDB Development Corporation Ltd.), whose wholly-owned subsidiary, Clal Electronics Industries Ltd., is one of our major shareholders. (For Clal’s holdings see Item 7 - “Major Shareholders and Related Party Transactions” under the caption “Major Shareholders”.)

(13)
All stock options held by Mr. Inbar are in respect of grants made to him during his employment as an officer of ECI, and expire on various dates from August 2006 through May 2014. Mr. Inbar was President and Chief Executive Officer of ECI until December 31, 2005.

Stock Benefit Plans

In 1991, our board and shareholders approved the adoption of the ECI Telecom Ltd. Key Employee Share Incentive Plan 1991, or the “1991 Plan”. In 2002, our board and shareholders approved the adoption of the ECI Telecom Ltd. Employee Share Incentive Plan 2002, or the “2002 Plan”, which together with the 1991 Plan are below referred to as the “Option Plans”. Options may be granted under the Option Plans from time to time through December 31, 2012, although currently we do not intend to grant further options under the 1991 Plan.

On June 5, 2005, our board adopted the ECI Telecom Ltd. Employee Restricted Share Incentive Plan 2005, or the “Restricted Share Plan”, which was approved by our shareholders on July 14, 2005. Restricted shares may be made under the Restricted Share Plan from time to time through June 4, 2015. The said restricted shares may be fully vested and freely transferable upon issuance, or may vest in one or more installments, or may be structure such that they vest upon the achievement of certain pre-established corporate or personal performance goals.

The Option Plans and the Restricted Share Plan are together below referred to as the “Plans”.

The Plans provide that they should be administered by our board of directors or, if permitted by law, by a committee appointed by our board. Until March 2005, Israel’s Companies Law prohibited a board of directors from delegating to a committee the power to issue shares, including the grant of share options. However, pursuant to an amendment to the Companies Law enacted in March 2005, a committee of the board of directors of a company now has the power to issue shares within a framework approved by the board. Accordingly, our remunerations committee, which generally oversees administration of the Plans, is now authorized to make awards under the Plans to most employees and to consultants. However, under our internal corporate governance procedures, the remunerations committee only has the power to make recommendations to our board with regard to awards to our chief executive officer and employees reporting to him, as well as awards to our directors. Under the law, any award under the Plans to one of our directors requires the approval of the audit committee, the board of directors and our shareholders, in that order.

The Option Plans provide that options may be granted to any officer, key employee or other employee of ECI, including employees of subsidiaries and employees who are also directors, pursuant to a Qualified Plan (defined in the Plans as one designed to benefit from certain provisions of Israeli tax law) and to any employee, director (solely under the 2002 Plan), consultant or contractor of ECI (or its subsidiaries) under a Non-Qualified Plan (as defined in the Plans). Awards under the Restricted Share Plan may be made to any director or employee of ECI (including directors or employees of subsidiaries), provided that such director or employee is not a Controlling Shareholder of ECI, pursuant to a Qualified Plan and to any director, employee (whether or not a Controlling Shareholder), consultant or contractor of ECI (or its subsidiaries) under a Non-Qualified Plan.

Unless otherwise determined at the time of award, stock options shall become fully exercisable and restricted shares shall be fully vested four years from the date of the award, as follows: 12.5% shall became exercisable, or vest, after six months from the date of the award and a further 6.25% on the last day of each quarter, during fourteen consecutive quarters thereafter. Generally, if a recipient ceases to be employed by, or in the service of, ECI (or one of its subsidiaries), all rights in respect of unexercised options will terminate and any unvested restricted shares held will be immediately surrendered.

Each of the Plans is in the form of a “master” plan whereby the board of directors is granted the authority to devise the specific “sub-plans” under which options will be granted, with the significant terms of all the sub-plans having already been included in the Plans approved by our shareholders. (Except where the context otherwise requires, reference in this annual report to any of the Plans includes all sub-plans thereunder.) In 2003, our board of directors approved the adoption of the 2002 Sub-Plan (United States), or the “2003 U.S. Sub-Plan”, as a sub-plan to the 2002 Plan. In 2005, our board approved the adoption of the 2005 Sub-Plan (United States), or the “2005 U.S. Sub-Plan”, as a sub-plan to the Restricted Share Plan. The 2003 U.S. Sub-Plan and the 2005 U.S. Sub-Plan are together referred to as the “U.S. Sub-Plans”. The U.S. Sub-Plans specifically cover awards to residents of the United States who are, or were on the date when the relevant U.S. Sub-Plan was approved, employees, consultants or other independent advisors of ECI or a subsidiary of ECI. Under the 2003 U.S. Sub-Plan, we may grant “incentive stock options” (as defined in Section 422 of the U.S. Internal Revenue Code of 1986, as amended) or options that do not qualify as incentive stock options (“non-statutory options”). Incentive stock options cannot be granted at an exercise price of less than 100% of the fair market value per share on the date of grant.

In January 2006, our board of directors approved an amendment to the 2002 Plan, which provided that, unless otherwise specified at the time of the award, options granted under subsequent option awards will be exercisable on a “net exercise” basis: instead of issuing to the grantee the number of shares specified in the option award, the grantee will receive the number of shares having a market value equal to the difference between the exercise price and closing market price of our shares immediately prior to the date of exercise, multiplied by the number of options being exercised. The only amount payable by the grantee for the issue to him or her of the shares, is the aggregate nominal (par) value of such shares, which amount may be waived.

The foregoing description is only a summary and is qualified in its entirety by reference to the full text of Plans, which are incorporated as Exhibits to this annual report, and by Israeli and United States law.

The total number of our shares permitted to be issued under the Plans is limited to an aggregate of 32,760,700 (increased with shareholders approval in July 2005 from 29,760,700).

The following table sets forth, as at March 1, 2006, certain information with respect to the Plans.

Option Plans
Aggregate number of options exercised	8,528,378
Aggregate number of outstanding options	16,669,164
Exercise price range of outstanding options	From $0.00 to $39.76 per share
Dates of expiry of outstanding options	August 2006 through February 2016
Restricted Share Plan
Aggregate number of shares vested	121,114
Aggregate number of unvested restricted shares	626,821
Shares available for future awards (under Option Plans and Restricted Share Plan)	6,815,223

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

We have authorized and outstanding one class of equity securities, designated ordinary shares, with a nominal (par) value of NIS 0.12. Unless otherwise stated, all shareholder data in this Item are as of March 1, 2006.

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

Name and Address	Number of Shares Owned	Approximate Percent of Shares Outstanding(1)
M.A.G.M. Chemistry Holdings Ltd. (a wholly owned subsidiary of Koor Industries Ltd.)(2)(4) 14 Hamelacha Street Park Afek 48091 Rosh Ha’ayin, Israel	33,049,433	28.7%
Clal Electronics Industries Ltd. (a wholly owned subsidiary of Clal Industries & Investments Ltd.)(3)(4) 3 Azrieli Center, Triangular Tower, 45th Floor 67023 Tel Aviv, Israel	15,218,194	13.2%

Name and Address	Number of Shares Owned	Approximate Percent of Shares Outstanding(1)
Fidelity Low Priced Stock Fund, Fidelity Management & Research Company, and FMR Corp. (together “Fidelity”)(5) 82 Devonshire Street Boston, Massachusetts 02109	10,146,000	8.8%
Ofer (Ships Holding) Ltd. (or “Ofer Ships”)(6) 9, Andre Saharov Street 31905 Haifa, Israel	7,094,526	6.2%

(1)	Percentages are based upon 115,189,484 ECI shares outstanding at March 1, 2006, which number includes unvested restricted shares but excludes 11,978 shares of treasury stock.

(2)
Both M.A.G.M. Chemistry Holdings Ltd., or “MAGM”, and Koor Industries Ltd., or “Koor”, are Israeli corporations. Koor’s shares are publicly traded on The Tel Aviv Stock Exchange and its ADSs (American Depositary Shares) are traded on the New York Stock Exchange. Mr. Kolber, a director of ECI and the Chief Executive Officer of Koor, beneficially owns approximately 4.13% of the shares of Koor. In addition to MAGM’s holdings in ECI: (i) Mr. Kolber has a beneficial interest in 1,542,198 ECI shares (For details see Item 6 - “Directors, Senior Management and Employees” under the caption “Share Ownership”); and (ii) Mr. Biran, a director of ECI and President of Koor, beneficially owns 5,000 ECI shares. Mr. Kolber and Mr. Biran, by virtue of their respective positions at Koor, may be deemed to be beneficial owners of the ECI shares held by MAGM. Mr. Kolber and Mr. Biran disclaim beneficial ownership of these shares. IDB Development Corporation Ltd. (see footnote (3) below) beneficially owns approximately 10.10% of the shares of Koor.

(3)
Both Clal Electronics Industries Ltd., or “CEI”, and Clal Industries and Investments Ltd., or “Clal”, are Israeli corporations. Clal is controlled by IDB Development Corporation Ltd., or “IDBD”, which, in turn, is controlled by IDB Holding Corporation, or “IDBH”, all of which companies are considered part of the IDB group. In addition to CEI’s holdings, based upon reports received by ECI, the following entities within the IDB group beneficially own ECI shares, as follows: IDBD (100,000 shares); Badal Securities Ltd., or “Badal”, a wholly owned subsidiary of IDBH (100,000 shares); and Clal Insurance Enterprises Holdings Ltd., or “Clal Insurance”, - a majority-owned subsidiary of IDBD (252,690 shares). Clal, IDBD, IDBH and Clal Insurance are all Israeli corporations whose shares are listed on The Tel Aviv Stock Exchange.

Based upon reports received by ECI, as at March 1, 2006, IDBH is controlled by a group comprised of: (i) Ganden Investments I.D.B. Ltd., or “Ganden”, a private Israeli company controlled by Nochi Dankner (who is the chairman of IDBH, IDBD and Clal and a director of Clal Insurance) and his sister Shelly Bergman, which holds 31.02% of the equity of and voting power in IDBH; Avraham Fischer, a director of ECI (and who also serves as executive vice president of IDBH, deputy chairman of IDBD and a director and co-chief executive officer of Clal), holds 9.67% of the shares of Ganden. (ii) Manor Investments - IDB Ltd., or “Manor”, a private Israeli company controlled by Ruth Manor (whose husband, Isaac Manor, and their son, Dori Manor, are directors of IDBH, IDBD and Clal and Isaac Manor is a director of Clal Insurance), which holds 10.34% of the equity of and voting power in IDBH; and (iii) Avraham Livnat Investments (2002) Ltd., or “Livnat”, a private Israeli company controlled by Avraham Livnat (one of whose sons, Zvi Livnat, is a director and executive vice president of IDBH, deputy chairman of IDBD and a director and co-chief executive officer of Clal, and another son, Shay Livnat, is a director of IDBD, Clal and Clal Insurance), which holds 10.34% of the equity of and voting power in IDBH. Ganden, Manor and Livnat, owning in the aggregate approximately 51.70% of the equity of and voting power in IDBH, entered into a Shareholders Agreement relating, among other things, to their joint control of IDBH, the term of which is until May 19, 2023. In addition, (a) Ganden Holdings Ltd., the parent company of Ganden, holds 11.35% of the equity of and voting power in IDBH; (b) Ganden holds a further 6.71% of the equity of and voting power in IDBH; (c) Manor Holdings B.A. Ltd., the parent company of Manor, holds 0.03% of the equity of and voting power in IDBH; (d) Avraham Livnat Ltd., the parent company of Livnat, holds 0.04% of the equity of and voting power in IDBH; and (e) Ms. Bergman owns, through a private company which is wholly owned by her, approximately 7.23% of the equity and voting power of IDBH.

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

(4)
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

(5)
Based upon a Schedule 13G filing made with the SEC and subsequent notifications sent to us, the most recent as of March 1, 2006. Fidelity Low Priced Stock Fund, or “Fidelity Fund”, is an investment company registered under Section 8 of the Investment Company Act of 1940. Fidelity Management & Research Company, or “Fidelity Management”, a wholly owned subsidiary of FMR Corp., is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. The ECI shares are owned by Fidelity Fund, and Fidelity Management is the beneficial owner of the shares as a result of acting as investment adviser to Fidelity Fund. Edward C. Johnson, III and other members of his family are the primary owners of, and may be deemed to form a controlling group of, FMR Corp.

(6)
The holdings of Ofer Ships include 2,507,621 ECI shares held by its indirect wholly owned subsidiary Yozma Venture Capital Ltd., or “Yozma”. Orona Investments Ltd (a company wholly owned by Mr. Udi Angel) and L.Y.N. (Holdings) Ltd., (a company of which Mr. Eyal Ofer holds 95% of the issued share capital) are each the direct owners of one-half of the outstanding stock of Ofer Ships. Accordingly, the aforesaid companies, and Mr. Angel and Mr. Ofer, may be deemed to beneficially own the ECI shares held by Ofer Ships and Yozma. The holdings of Ofer Ships also include 329,040 Ordinary Shares in respect of which it has granted an option to purchase to Carmel V.C. Ltd., one of the Dovrat Entities (see Item 6 - “Directors, Senior Management and Employees” under the caption“Share Ownership”), expiring on December 5, 2009.

6,580,000 of the ECI shares now held by the Ofer Ships (including 2,250,000 of those owned by Yozma) were among shares issued by us in the private placement in February 2002 under a subscription agreement dated December 6, 2001. Pursuant to the Subscription Agreement, on February 11, 2002, ECI entered into a registration rights agreement with the investors regarding the shares issued to them in the private placement, which also includes 3,933,108 ECI shares currently owned by the Dovrat Entities and their associates (see footnote (6) to the table in Item 6 - “Directors, Senior Management and Employees” under the caption“Share Ownership”) as well as 250,000 ECI shares (as at March 15, 2006) held by a company that had, until April 2005, been an affiliate of, and included within, the Dovrat entities. Under the registration rights agreement, the investors, and their permitted assigns, are entitled, subject to certain conditions and limitations, to two demand registrations and to unlimited piggyback registrations in respect of the shares issued pursuant to the Subscription Agreement. These rights were effective from February 11, 2003 and terminate after a period of four years. Any demand registration shall have an anticipated aggregate offering price of at least $10 million. ECI shall bear all expenses incurred in connection with any registration excluding underwriters’ discounts or commissions and the selling shareholders’ legal fees and expenses.

Pursuant to the foregoing agreements, the parties that comprise Ofer Ships and the Dovrat Entities may together be deemed to constitute a “group” for the purposes of Rule 13d-1 of the Securities Act of 1933, as amended. Each party within the Dovrat Entities disclaims beneficial ownership of all shares held by Ofer Ships, and Ofer Ships disclaims beneficial ownership of all shares held by the parties that comprise the Dovrat Entities.

Significant Changes in Percentage Ownership by Major Shareholders

To our knowledge, the significant changes in the percentage ownership of our shares held by our major shareholders during the past three years are as follows:

At December 31, 2002, we had 107,512,612 outstanding shares, of which Koor (including a wholly owned subsidiary) held approximately 30.7%, CEI held approximately 14.4%, Ofer Ships, together with three affiliates, held approximately 6.4% and the Dovrat Entities (see Item 6 - “Directors, Senior Management and Employees” under the caption“Share Ownership”) held approximately 6.6%. Koor and CEI have not since changed their holdings in ECI, apart from the sale by CEI of 248,600 ECI shares in December 2003 and the transfer of shares between Koor and its wholly owned subsidiaries.

During 2003, Ofer Ships purchased from its three affiliates the ECI shares held by them (in each case, 789,474 shares), which equated in total to approximately 2.2% of our outstanding shares, and purchased a small number of shares in private transactions. In December 2004, Ofer Ships sold 2,250,000 of its ECI shares to its indirect wholly owned subsidiary, Yozma.

At December 31, 2002, the holdings of the Dovrat Entities included 2,632,632 ECI shares (equating to approximately 2.4% of our outstanding shares) then held by Isal Amlat Investments (1993) Ltd., or “Isal Amlat”. In 2004, Isal Amlat sold 144,216 ECI shares and in April 2005, Isal Amlat ceased to be an affiliate of, and included within, the Dovrat Entities, and its remaining ECI shares were no longer aggregated with those of the Dovrat Entities. Accordingly the aggregate holdings of the Dovrat Entities fell to below 5%, notwithstanding the acquisition in 2003 and 2004 by various members of the Dovrat Entities of some additional shares in private transactions and options granted to one of the Dovrat Entities to acquire additional ECI shares. (For further details, see above in Item 6 - “Directors, Senior Management and Employees” under the caption“Share Ownership”.)

In February 2004, we received notice that Fidelity held 5.1% of ECI’s shares as at December 31, 2003, which holdings increased slightly in 2004 and to their approximate current level by early January 2006.

Different Voting Rights by Major Shareholders

The shareholders listed above do not have any different voting rights from any other of our shareholders.

Record Holders

As of March 1, 2006 there were 332 holders of record of our ordinary shares in the United States who collectively held approximately 63% of our outstanding ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders, nor is it representative of where such beneficial holders are resident because many of these ordinary shares (including some of the ordinary shares beneficially owned by our major shareholders) were held of record by brokers or other nominees.

Duties of Shareholders

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including, for this purpose, a shareholder that holds 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company, but excluding a shareholder whose power derives solely from his or her position as a director of the company or any other position with the company.

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

(For the requirement of a non-Israeli shareholder, who acquires 5% or more of our shares, to notify the Office of the Chief Scientist in Israel and sign an appropriate undertaking, see Item 5 - “Operating and Financial Review and Prospects” under the caption “Research and Development, Patents and Licenses, etc.”).

Related Party Transactions

The transactions we have conducted with related parties are comprised primarily of the following:

•	sales of certain ECI products and expenses related to such sales (mainly to Veraz Networks); and

•	insurance, management fees and other services.

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

ECI purchases the majority of its insurance from Clal Insurance Company Ltd., a subsidiary of IDBD and an affiliate of Clal. In addition, a number of other affiliates of Clal provide us with other services, such as travel, freight forwarding, communication services and financing services.

Companies within the IDB Group have an interest of approximately 27% (on a fully diluted basis) in GVT (Holding) N.V., or “GVTH”, whose wholly owned subsidiary is Global Village Telecom Ltda., or “GVT”, a Brazilian company. In October 2000, ECI and InnoWave entered into an agreement for the sale by InnoWave to GVT of wireless local loop systems and services for a wide territory in South and Central Brazil. Pursuant to the agreement with GVT, we agreed to grant GVT long-term financing for the purchase, comprising credit of up to $168 million, based upon the progress of sales. This financing was granted in conjunction with credit made available to GVT by a group of other equipment vendors. The credit was to be repaid in semi-annual payments during the years 2004 through 2007.

Commencing December 2002, GVT defaulted in its interest payments to us, having paid to us no part of the principal owing. Accordingly, during 2002 and 2003, we recorded a provision for doubtful debts, in an amount of $34 million and $6.6 million, respectively, in respect of this debt. Although, in 2003, we sold the operations of InnoWave, the GVT debt remained due to ECI.

In addition to the sale and financing agreement with GVT referred to above, ECI made a loan of $27 million to GVTH, in return for convertible subordinated notes that carried interest at 5% per annum. The maturity date of the notes was in November 2003 and they carried the right to convert into marketable securities in the event of an initial public offering of a company in the GVT group. Due to significant concern regarding the financial ability of GVTH to repay the notes and, subsequently, in light of then advanced discussions with GVTH regarding the restructuring of this debt, during 2002 and 2003 we recorded, under “other expenses”, a provision of $18 million and an associated charge of $3.4 million to reflect a decline in the value of this investment.

Following negotiations among ECI, the other equipment vendors, GVT, GVTH and shareholders of GVTH (including the companies within the IDB Group), agreements to reschedule GVT’s debt repayments were signed on November 11, 2004. These agreements, which closed on December 23, 2004, encompassed GVT’s commercial debt to the creditors for the supply of equipment and services, the debt due under the convertible notes referred to above and accumulated interest on the debts to the closing. As preconditions to the closing of these agreements, GVTH’s shareholders injected a further sum of $25 million into GVT and the sum of $5.4 million was paid to us. The main provisions of the agreements, as regards ECI, were:

•
All debts existing under the original agreements were canceled and in place thereof GVT issued to us notes in the aggregate sum of approximately $163 million, to be paid from 2005 through 2013 at variable rates of interest.

•	ECI was granted at closing warrants convertible, at no further consideration, into shares of GVTH, equating approximately to 2.4% of GVTH’s outstanding share capital (on a fully diluted basis).
•	In the event of default by GVT, the creditors (including ECI) would be entitled to additional warrants convertible into shares of GVTH.

In February 2005, we signed a preliminary agreement for the sale of the Notes to ABN Amro Bank N.V., coupled with the warrants convertible into shares of GVTH, for the sum of $96.2 million in cash plus a further potential amount of approximately $3.3 million, based upon the occurrence of certain contingencies. The sale was subject to a number of conditions, which included GVTH’s shareholders (including companies within the IDB Group) paying to ABN Amro an additional amount equal to 4% of the aggregate principal amount of the Notes (equating to approximately $6.5 million) and our shareholders approving the transaction. At a general meeting of our shareholders held on April 11, 2005, the transaction was approved. The transaction, which closed in April 2005, resulted in a capital gain for us of approximately $10.4 million, excluding the contingent amount.

ITEM 8. FINANCIAL INFORMATION

Financial Statements

Our consolidated financial statements as of December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005, as referred to in Item 18 - "Financial Statements", and the report of the independent registered public accounting firm in connection therewith are hereby incorporated into this annual report by reference to our Report in Form 6-K for the Month of March 2006, furnished to the SEC on March 20, 2006.

Export Sales

See Item 5 - “Operating and Financial Review and Prospects” under the caption “Results of Operations” - “Export Sales” for certain details of export sales for the last the fiscal years.

Legal Proceedings

From time to time claims are filed against us mainly alleging violations of intellectual property rights and breaches of contract. In addition, from time to time claims are filed against us by former employees alleging certain amounts due following the termination of their employment with us. Although we believe that the resolution of possible future litigation is remote in time, the results of litigation are inherently uncertain and we can give no assurance that possible future litigation will not have a material adverse effect on our business, operating results and financial condition

Potential Class Actions. In September 2004, a presumed plaintiff (Mr. Shaul Hazenfeld) filed a motion with the Tel Aviv-Jaffa District Court for the court to certify a suit as a class action against Bezeq-The Israel Telecommunications Corporation Ltd., or “Bezeq”, Koor, Telrad Telecommunications & Electronics Industries Ltd., or “Telrad” (a subsidiary of Koor), Tadiran Ltd. (also now a subsidiary of Koor) and TTL (which was acquired by, and merged with and into, ECI at the beginning of 1999.) In addition, the Israeli Ministry of Communication was named as a formal respondent. The suit alleges that Koor initiated agreements between Telrad and Tadiran in order to carve up the public switching market and to fix prices of their switchboard products, and that Bezeq was also a party to these agreements or subsequently joined them. The presumed plaintiff claims that he and the rest of Bezeq’s customers suffered damage as a result of the alleged cartel since Koor, Telrad and Tadiran overcharged Bezeq for their switchboard products and Bezeq passed these overcharges onto its customers in the form of inflated rates for telephone service. The presumed plaintiff claims personal damages caused by the alleged cartel in the amount of NIS 224 and estimates collective damages of NIS 1,707 million (equal to approximately $390 million) for the alleged class. In March 2005, we filed our response to the motion to certify the suit as a class action (as did the other name respondents) and, in December 2005, the presumed plaintiff filed his reply to our and the other respondents’ responses. We believe that we have strong legal arguments against the motion to certify this suit as a class action, and for the dismissal of the motion by the Court, and intend vigorously to defend against this action.

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

Dispute with Sanmina/SCI. In November 1999, we sold a division of our manufacturing operations to Sanmina/SCI Systems (formerly SCI Systems), a global contract manufacturer, and entered into a supply agreement that, among other things, requires us to outsource manufacturing work to Sanmina/SCI. Sanmina/SCI alleges that we have breached these obligations under the supply agreement, thus causing it financial damage. We have denied this allegation and have made counterclaims against Sanmina/SCI with respect to their breach of their obligations under the supply agreement and payment breaches, among other things. In January 2002, the parties commenced a dispute resolution process pursuant to the terms of the supply agreement. In April 2002, this dispute entered the mediation stage. The mediation process failed and the parties started arbitration proceedings in December 2002. In April 2003, Sanmina/SCI filed its statement of claim in the arbitration in the amount of approximately $24.5 million and NIS 24.2 million (equal to approximately $5.3 million on the basis of the exchange rate prevailing on April 30, 2003), based upon their earlier allegations. In July 2003, we filed our statement of defense and our statement of counterclaim in the amount of approximately $35.4 million and NIS 34.8 million (equal to approximately $8.0 million) or, in the alternative $42.0 million and NIS 35.4 million (equal to approximately $8.2 million). On February 1, 2004, Sanmina/SCI filed its answer to the counterclaim and a motion to strike several of our claims. In an arbitration hearing that took place on September 20, 2004, Sanmina/SCI accepted the arbitrator’s recommendation to rescind their motion to strike several of our claims. We cannot predict the outcome of this arbitration. In the meantime, the parties appointed an independent mediator in an additional endeavor to settle this dispute. The mediator held several meetings with the parties (jointly and separately) and proposed a mechanism for settling the dispute, according to which only the principal claims of each party selected by the mediator will be taken into account. The parties advised the mediator of their consent regarding the proposed mechanism. The mediator is in the process of holding several meetings in which each party details its arguments and gives its response to the other’s arguments. The latest mediation meeting with the parties and their legal counsel took place on February 26, 2006. Once these meetings are concluded the mediator will propose how to move forward in the mediation.

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

Significant Changes

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2005.

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

	Price per Share
Calendar Year	High	Low
2001	$16.69	$1.96
2002	$6.38	$1.25
2003	$7.00	$1.55
2004	$9.00	$4.41
2005	$9.45	$6.68

The following table sets forth the quarterly high and low market prices of our ordinary shares as reported on the Nasdaq Stock Market for each calendar quarter of the two most recent years prior to the filing of this annual report:

	Price per Share
Calendar Year	High	Low
2004
First Quarter	$9.00	$5.55
Second Quarter*	$7.20	$4.41
Third Quarter	$7.44	$5.32
Fourth Quarter	$8.89	$6.40
2005
First Quarter	$8.19	$6.99
Second Quarter*	$9.45	$6.68
Third Quarter	$8.75	$7.50
Fourth Quarter	$8.79	$7.35

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

The following table sets forth the monthly high and low market prices of our ordinary shares as reported on the Nasdaq Stock Market for the six most recent months prior to the filing of this annual report and for the current month (through March 27):

	Price per Share
Calendar Year	High	Low
2005
September	$8.48	$7.65
October	$8.69	$7.41
November	$8.79	$7.35
December	$8.74	$7.40
2006
January	$8.47	$7.22
February	$9.00	$7.97
March (to March 27)	$11.24	$8.55

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

Directors

Directors, other than external directors, are elected annually. The external directors are elected for a term of three years. (For additional details, see Item 6 - “Directors, Senior Management and Employees” - “Board Practices” under the captions “Terms of Directors” and “External Directors”.) There is no cumulative voting for directors.

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

The board is required to meet at least once every three months. In addition, the board may meet whenever it thinks fit, and must convene at the request of any director. The board may adopt a resolution when a quorum is present, and each resolution must be passed by a vote of at least a majority of the directors present at the meeting. A quorum of directors is comprised of at least a majority of the directors then in office who are lawfully entitled to participate in the meeting. The board may elect one director to serve as the chairman of the board of directors to preside at the meetings of the board of directors. Our chairman of the board does not have a second and deciding vote at board meetings. Minutes of the board meetings are to be recorded and kept at the office of the company.

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

Anti-Takeover Provisions; Mergers and Acquisitions.

The Companies Law allows mergers, provided that each party to the transaction obtains the approval of its board of directors and shareholders. Although generally only a only a simple majority is required of the shares voting on the proposed merger, for companies incorporated prior to February 1, 2000 the requirement is for a 75% majority of the shares voting on the proposed merger (unless the company’s articles of association have been amended to provide otherwise, which ours have not.) Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of that party. Finally, a merger may not be completed unless (i) at least 50 days have passed from the time that the requisite proposals for approval of the merger have been filed with the Israeli Registrar of Companies and (ii) 30 days have passed since the merger was approved by the shareholders of each of the parties.

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

The Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company, unless there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% shareholder of the company, unless there is already a 45% shareholder of the company. This requirement does not apply if the acquisition (i) occurs in the context of a private placement by the company that received shareholder approval, (ii) was from a 25% shareholder of the company and resulted in the acquirer becoming a 25% shareholder of the company or (iii) was from a 45% shareholder of the company and resulted in the acquirer becoming a 45% shareholder of the company. The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company's outstanding shares, regardless of how many shares are tendered by shareholders. The tender offer may be consummated only if (i) at least 5% of the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer. In any event, if as a result of an acquisition of shares the acquirer will hold more than 90% of a company’s shares, the acquisition must be made by means of a tender offer for all of the shares. If as a result of a full tender offer the acquirer would own more than 95% of the outstanding shares, then all the shares that the acquirer offered to purchase will be transferred to it. The law provides for the appraisal rights if a shareholder files a request in court within three months of a full tender offer.

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

Material Contracts

Facility Agreement

On July 1, 2004, we entered into an amended and restated facility agreement with Bank Leumi le-Israel B.M. and Bank Hapoalim B.M, which superseded an earlier facility agreement with such banks, dated February 5, 2001 in a maximum amount of $300 million.

The amended and restated agreement provided for a principal amount of $37.5 million (the principal then outstanding under the original facility agreement and bore current interest at the LIBOR plus a margin agreed separately with each of the banks.

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

Our obligations under the facility agreement were secured by pledges of our remaining ECtel shares and our shares and certain contingent interests in Veraz Networks, mortgages on all our real estate in Israel and a floating charge on all our assets.

The principal amount of $37.5 million due under amended and restated facility agreement was to be repaid in five equal quarterly installments. The first installment of $7.5 million fell due and was paid on December 31, 2004, leaving a balance of $30.0 million outstanding at December 31, 2004. On February 9, 2005, we repaid to the banks the entire outstanding balance under the agreement. Contemporaneously with the repayment of the loan, in September 2005, we signed an agreement with the banks for the cancellation of the facility agreement and our release from all obligations and undertakings pursuant the agreement. The banks have now released all pledges and securities under the agreement.

Acquisition Agreement for Laurel Networks

In June 2005, we completed our purchase of 100% of the outstanding common shares of Laurel Networks, Inc., a provider of Next-Generation IP/MPLS Multi-Service Routers, for the sum of $88 million, paid in cash. Following the transaction, Laurel became our Data Networking Division.

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

Taxation

The following is a general summary only and is not an exhaustive discussion of all possible tax considerations. It is not intended, and should not be construed, as legal or professional tax advice and should not be relied upon for tax planning purposes. Holders of our ordinary shares should consult their own tax or legal advisors as to the Israeli, United States or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

ISRAELI TAX CONSIDERATIONS AND GOVERNMENT PROGRAMS

The following summary describes the current tax structure applicable to companies in Israel, with special reference to its effect on us. It also contains a discussion of the material Israeli tax consequences to our shareholders and Israeli government programs benefiting us. To the extent that the discussion is based on new tax legislation that has not been subject to judicial or administrative interpretation, we can give no assurance that the tax authorities or the courts will accept the views expressed in the discussion in question.

General Corporate Tax Structure

Israeli companies are generally subject to Corporate Tax on taxable income at the rates specified below:

Tax Years	Corporate Tax Rate
2003	36%
2004	35%
2005	34%
2006	31%
2007	29%
2008	27%
2009	26%
2010 and thereafter	25%

Israeli companies are generally subject to Capital Gains Tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003. However, the effective tax rate payable by a company that derives income from an approved enterprise (under the Law for the Encouragement of Capital Investments, 1959) may be considerably less, as further discussed below. As we derive income from approved enterprises, we are entitled to a reduction in the normally applicable tax rate for income generated from such program.

Stamp Duty

The Israeli Stamp Duty on Documents Law, 1961, or the “Stamp Duty Law”, provides that any document (or part thereof) that is signed in Israel or that is signed outside of Israel and refers to an asset or other thing in Israel or to an action that is executed or will be executed in Israel, is subject to a stamp duty, generally at a rate of between 0.4% and 1% of the value of the subject matter of such document. De facto, it has been common practice in Israel not to pay such stamp duty unless a document is filed with a governmental authority. An amendment to the Stamp Duty Law that came into effect on June 1, 2003, determines, among other things, that stamp duty on most agreements shall be paid by the parties that signed such agreement, jointly or severally, or by the party that undertook under such agreement to pay the stamp duty. As a result of the aforementioned amendment to the Stamp Duty Law, the Israeli tax authorities approached many companies in Israel, including us, and requested disclosure of all agreements signed by such companies after June 1, 2003, with the aim of collecting stamp duty on such agreements.

Based on advice from our Israeli counsel, we believe that we may only be required to pay stamp duty on documents signed on or after August 2004. However, we can give no assurance that the tax authorities or the courts will accept such view

Under an order published in December 2005, the said requirement to pay stamp duty is cancelled with respect to documents signed on or after January 1, 2006.

Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investments, 1959, as amended, commonly referred to as the “Investments Law”, provides that a company may apply for a proposed capital investment in eligible facilities to be designated as an approved enterprise program.

We have derived, and expect to continue to derive, a substantial portion of our revenues from our facilities that are approved enterprise programs. The benefits available to an approved enterprise program are described below. These benefits are dependent upon the fulfillment of conditions stipulated in applicable law and in the certificate of approval. See discussion below regarding an amendment to the Investments Law that came into effect in 2005.

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

Prior to the amendment of the Investments Law in 2005, the application for approval for an approved enterprise status was in all cases made to the Investment Center of the Ministry of Industry and Trade of the State of Israel. Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, for example, the equipment to be purchased and utilized under the program. The tax benefits derived from any certificate of approval relate only to taxable income attributable to the specific approved enterprise and its specified equipment, mainly by allocating the increase of revenues associated with this program. In addition, tax benefits under the Investments Law may also apply to income generated by a company from the grant of a usage right with respect to know-how developed by the approved enterprise, income generated from royalties, and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the approved enterprise’s ordinary course of business. If a company has more than one approval, as we have, or only a portion of its capital investments is approved, its effective tax rate is the result of a weighted average of the applicable rates, by assets ratio and increase of revenue ratio.

As indicated above, taxable income of a company derived from an approved enterprise is subject to Corporate Tax at the maximum rate of 25%, rather than the usual Corporate Tax rates, for the benefit period. This period is ordinarily seven years, or ten years if the company is located in a specific geographical area, or if the company qualifies as a foreign investors’ company as described below, commencing with the year in which the approved enterprise first generates taxable income. However, this period is limited to twelve years from commencement of production or 14 years from the date of approval, whichever is earlier.

A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a foreign investors’ company. A foreign investors’ company is a company more than 25% of whose share capital and combined share and loan capital is owned by non-Israeli residents. A company that qualifies as a foreign investors’ company and has an approved enterprise program is eligible for tax benefits for a ten-year benefit period. The tax rate for a foreign investors’ company is as follows:

Level of Foreign Investment	Tax Rate for Foreign Investors’ Company
In excess of 25% but less than 49%	25%
Equals or exceeds 49% but less than 74%	20%
Equals or exceeds 74% but less than 90%	15%
Equals or exceeds 90%	10%

A company that has elected the alternative package of benefits and that subsequently pays a dividend out of income derived from the approved enterprise during the tax exemption period will be subject to tax on the amount distributed. The tax rate will be the rate that would have been applicable had the company not elected the alternative package of benefits. This rate is generally 10%-25%, depending on the percentage of the company’s shares held by foreign shareholders. The dividend recipient is subject to withholdings tax at the rate applicable to dividends from approved enterprises, which is 15%, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence, if the dividend is distributed during the tax exemption period or within 12 years after the period. This twelve-year limit is waived if the company is defined as a foreign investment company. In certain instances, some transactions with shareholders (including transactions with affiliates of such shareholders) may be deemed the payment of a dividend, taxable as described above, but without any withholding tax. (See also Item 8 - “Financial Information” under the caption “Dividend”.)

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

The Investment Center bases its decision whether or not to approve an application on the criteria in the Investments Law and regulations, the prevailing policy of the Investment Center and the specific objectives and financial criteria of the applicant. Therefore, we can give no assurance that any of our applications will be approved. In addition, the benefits available to an approved enterprise are conditional upon the fulfillment of conditions stipulated in the Investments Law and its regulations and the criteria in the specific certificate of approval, as described above. If a company does not meet these conditions, it would be required to refund the amount of tax benefits, with the addition of the consumer price index linkage adjustment and interest.

Recent Amendment of the Investments Law

On April 1, 2005, an amendment to the Investments Law came into force. Pursuant to the amendment, a company’s facility will be granted the status of “approved enterprise” only if it is proven to be an industrial facility (as defined in the Investments Law) that contributes to the economic independence of the Israeli economy and is a competitive facility that contributes to the Israeli gross domestic product. The amendment provides that the Israeli Tax Authority and not the Investment Center will be responsible for an approved enterprise under the alternative package of benefits, referred to as a benefited enterprise. A company wishing to receive the tax benefits afforded to a benefited enterprise is required to select the tax year from which the period of benefits under the Investment Law are to commence by simply notifying the Israeli Tax Authority within 12 months of the end of that year. In order to be recognized as owning a benefited enterprise, a company is required to meet a number of conditions set forth in the amendment, including making a minimal investment in manufacturing assets for the benefited enterprise and having completed a cooling-off period of no less than three years from the company’s previous year of commencement of benefits under the Investments Law.

Pursuant to the amendment, a company with a benefited enterprise is entitled, in each tax year, to accelerated depreciation for the manufacturing assets used by the benefited enterprise and to certain tax benefits, provided that no more than 12 to 14 years have passed since the beginning of the year of election under the Investments Law. The tax benefits granted to a benefited enterprise are determined, as applicable to ECI, according to one of the following new tax routes:

•
Similar to the currently available alternative route, exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the benefited enterprise within Israel, and a reduced corporate tax rate of 10 to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year. Benefits may be granted for a term of from seven to ten years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the benefited enterprise during the tax exemption period, such income will be subject to corporate tax at the applicable rate (10%-25%). The company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the benefited enterprise; and

•
A special tax route enabling companies owning facilities in certain geographical locations in Israel to pay corporate tax at the rate of 11.5% on income of the benefited enterprise. The benefits period is ten years. Upon payment of dividends, the company is required to withhold tax at source at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

Generally, a company that is Abundant in Foreign Investment (as defined in the Investments Law) is entitled to an extension of the benefits period by an additional five years, depending on the rate of its income that is derived in foreign currency.

The amendment changes the definition of “foreign investment” in the Investments Law so that the definition now requires a minimal investment of NIS 5 million by foreign investors. Furthermore, such definition now also includes the purchase of shares of a company from another shareholder, provided that the company’s outstanding and paid-up share capital exceeds NIS 5 million. Such changes to the aforementioned definition will take effect retroactively from 2003.

The amendment will apply to approved enterprise programs in which the year of election under the Investments Law is 2004 or later, unless such programs received approval from the Investment Center on or prior to December 31, 2004 in which case the Amendment provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval.

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

We believe that we currently qualify as an industrial company within the definition of the Industry Encouragement Law. We can give no assurance that we will continue to qualify as an industrial company or that the benefits described above will be available to us in the future.

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

•
Capital gains on certain listed securities are normally subject to reduced tax rates for individuals, and are taxable at Corporate Tax rates for companies. As of January 1, 2006, the relevant provisions governing taxation of companies on capital gains deriving from the sale of traded securities are included in the Tax Ordinance and the Adjustments Law no longer includes provisions in this regard.

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

Generally, up until the 2006 tax year, capital gains tax was imposed on Israeli residents (other than most corporations - see below) at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in, among others, Israeli companies publicly traded on Nasdaq or on a recognized stock exchange or regulated market in a country that has a treaty for the prevention of double taxation with Israel (such as our company). This tax rate was contingent upon the shareholder not claiming a deduction for financing expenses in connection with such shares, (in which case the gain was taxed at a rate of 25%), and did not apply to: (i) the sale of shares to a relative (as defined in the Israeli Income Tax Ordinance); (ii) the sale of shares by dealers in securities; (iii) the sale of shares by shareholders that report in accordance with the Inflationary Adjustment Law (who were taxed at Corporate Tax rates for corporations and at marginal tax rates for individuals); or (iv) the sale of shares by shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

As of January 1, 2006, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “Material Shareholder” at any time during the 12-month period preceding such sale, i.e. such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 25%. Israeli Companies are subject to the Corporate Tax rate on capital gains derived from the sale of shares, unless such companies were not subject to the Inflationary Adjustment Law (or certain regulations) at the time of publication of the aforementioned amendment to the Tax Ordinance that came into effect on January 1, 2006, in which case the applicable tax rate is 25%. However, the foregoing tax rates will not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

Non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided however that such capital gains are not derived from a permanent establishment of such shareholders in Israel, that such shareholders are not subject to the Inflationary Adjustment Law and provided that such shareholders did not acquire their shares prior to an initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

In addition, under the convention between the United States and Israel concerning taxes on income, or the U.S.-Israel tax treaty, Israeli capital gains tax will not apply to the sale, exchange or disposition of ordinary shares by a person who holds the ordinary shares as a capital asset, qualifies as a resident of the United States (within the meaning of the U.S.-Israel tax treaty) and is entitled to claim the benefits available to the person by such treaty. However, this exemption will not apply if the treaty U.S. resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the twelve-month period preceding the sale, exchange or disposition, subject to specified conditions. In this case, the sale, exchange or disposition would be subject to Israeli tax, to the extent applicable, as mentioned above. However, under the U.S.-Israel tax treaty, the treaty U.S. resident would be permitted to claim a credit for the taxes against the U.S. federal income tax imposed on the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel tax treaty does not relate to U.S. state or local taxes.

Taxation of Non-Resident Holders of Shares

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income, including dividends, royalties and interest, as well as non-passive income from services provided in Israel. On distributions of dividends other than bonus shares or stock dividends, income tax is generally withheld at the source at the following rates: (i) for dividends distributed prior to January 1, 2006 - 25%; (ii) for dividends distributed on or after January 1, 2006 - 20%, or 25% for a shareholder that is considered a Material Shareholder at any time during the 12-month period preceding such distribution; or (iii) 15% for dividends of income generated by an approved enterprise; unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence.

Under the U.S.-Israel tax treaty, the maximum Israeli tax on dividends paid to a holder of ordinary shares who is a U.S. resident (as defined in the treaty) is 25%, and if such shareholder is a U.S. corporation holding at least 10% of our issued voting power during the part of the tax year which precedes the date the dividend is distributed as well as throughout the previous tax year, the maximum Israeli tax on dividends paid to such corporation is 12.5% or 15% for dividends derived from income generated from an approved enterprise (or a benefited enterprise).

U.S. FEDERAL INCOME TAX CONSIDERATIONS

Subject to the limitations described herein, the following discussion describes the material U.S. federal income tax consequences to a U.S. holder of the purchase, ownership and disposition of our ordinary shares where the U.S. holder will own our ordinary shares as capital assets. A U.S. holder is a holder of our ordinary shares who is:

•	An individual citizen or resident of the United States for U.S. federal income tax purposes;

•
a corporation or partnership (or other entity taxable as a corporation or partnership for U.S. federal tax purposes) created or organized in the United States or under the laws of the United States or any political subdivision thereof;’,

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•
a trust (i) if, in general, a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (ii) that has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

Material aspects of U.S. federal income tax relevant to a holder of our ordinary shares that is not a U.S. holder (a “non-U.S. holders”) are also discussed below. This discussion considers only U.S. Holders that will own our ordinary shares as capital assets and is not a comprehensive description of all of the tax considerations that may be relevant to each person’s decision to purchase our ordinary shares.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder in light of such holder’s individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to U.S. holders that are subject to special treatment, including U.S. holders that:

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

Taxation of Dividends Paid on Ordinary Shares

Subject to the discussion below under “Tax Consequences if we are a Passive Foreign Investment Company,” a U.S. holder will be required to include in gross income as ordinary dividend income the amount of any distribution paid on our ordinary shares, including any Israeli taxes withheld from the amount paid, to the extent the distribution is paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. holder’s basis in our ordinary shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of our ordinary shares. The dividend portion of such distribution generally will not qualify for the dividends received deduction otherwise available to corporations.

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

Distributions of current or accumulated earnings and profits paid in foreign currency to a U.S. holder (including any Israeli taxes withheld therefrom) will be includible in the income of a U.S. holder in a dollar amount calculated by reference to the exchange rate on the date of the distribution. A U.S. holder that receives a foreign currency distribution and converts the foreign currency into dollars after the date of distribution will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the dollar, which will generally be U.S. source ordinary income or loss.

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

A U.S. holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares:

•	if the U.S. holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend; or

•	to the extent the U.S. holder is under an obligation to make related payments with respect to positions in substantially similar or related property.

Any days during which a U.S. holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period. Distributions of current or accumulated earnings and profits will be foreign source passive income for U.S. foreign tax credit purposes.

Taxation of the Disposition of Ordinary Shares

Subject to the discussion below under “Tax Consequences if we are a Passive Foreign Investment Company,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the U.S. holder’s basis in the ordinary shares, which is usually the cost to the U.S. holder of the shares, and the amount realized on the disposition. A disposition of shares will be considered to occur on the trade date, regardless of the holder’s method of accounting. Capital gain from the sale, exchange or other disposition of our ordinary shares held more than one year will be long-term capital gain, and may, in the case of individual U.S. holders, be subject to a reduced rate of taxation. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares will be treated as U.S. source income for U.S. foreign tax credit purposes. The deductibility of a capital loss recognized on the sale, exchange or other disposition of ordinary shares is subject to limitations.

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

Tax Consequences if we are a Passive Foreign Investment Company

We will be a passive foreign investment company, or a “PFIC”, for a taxable year if (taking into account certain “look-through” rules with respect to the income and assets of our subsidiaries) either 75% or more of our gross income for such taxable year is passive income or the average percentage (by value) of our passive assets during such taxable year is at least 50 percent.

If we were a PFIC, each U.S. holder would (unless it made one of the elections discussed below on a timely basis) be taxable on gain recognized from the disposition of our ordinary shares (including gain deemed recognized if the ordinary shares are used as security for a loan) and upon receipt of certain distributions with respect to ordinary shares as if such income had been recognized ratably over the U.S. holder’s holding period for the ordinary shares. The U.S. holder’s income for the current taxable year would include (as ordinary income) amounts allocated to the current year and to any period prior to the first day of the first taxable year for which we were a PFIC. Tax would also be computed at the highest ordinary income tax rate in effect for each other period to which income is allocated, and an interest charge on the tax as so computed would also apply. Additionally, if we were a PFIC, U.S. holders who acquire our ordinary shares from decedents (other than nonresident aliens) dying before 2010 would be denied the normally-available step-up in basis for such shares to fair market value at the date of death and, instead, would have a tax basis in such shares equal to the decedent’s basis, if lower.

As an alternative to the tax treatment described above, a U.S. holder could elect to treat us as a “qualified electing fund”, or a “QEF”, in which case the U.S. holder would be taxed currently on its pro rata share of our ordinary earnings and net capital gain (subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge). Special rules apply if a U.S. holder makes a QEF election after the first year in its holding period in which we are a PFIC. We have agreed to supply U.S. holders with the information needed to report income and gain under a QEF election if we were a PFIC. As another alternative to the tax treatment described above, a U.S. holder could elect to mark our shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of our shares and the shareholder’s adjusted basis in the shares. Losses would be allowed only to the extent of net mark-to-market gain previously included in income by the U.S. holder.

As indicated above, we will be a PFIC for any tax year if the average percentage (by value) of our assets held for the production of, or that produce, passive income is at least 50 percent. Based on our calculations, we believe that we were not a PFIC for our tax year ended December 31, 2005. In addition, although we currently expect that we will not be a PFIC in 2006, we can give no assurance that we will not become a PFIC in 2006 or in a subsequent year. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. U.S. holders who hold our ordinary shares during a period when we are a PFIC will be subject to these rules, even if we cease to be a PFIC, subject to specified exceptions for U.S. holders who made a QEF election.

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

Documents on Display

We file reports and other information with the SEC. These reports include certain financial and statistical information about ECI and may be accompanied by exhibits. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington D.C. 20549. You may also receive copies of these materials by mail from the SEC's Public Reference Branch at 100 F Street, N.E., Room 1580, Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. As a foreign private issuer, we became subject to the electronic filing requirements of Regulation S-T under the federal securities laws of the United States on November 4, 2002. Our filings since that date are available on the SEC’s website at http://www.sec.gov.

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

Interest Rate Risk

Most of our funds are placed in investment-grade U.S. corporate and U.S. federal agency obligations and deposits in banks. The majority of such investments comprised securities carrying fixed interest rates, and include callable securities giving the issuer the right, in certain circumstances, to effect early repayment. Most of our portfolio is classified as a hold-to-maturity portfolio, and accordingly such investments, from an accounting perspective, are not sensitive to changes in interest rates. From an economic perspective, in the event of an increase in interest rates in the United States, we will have a theoretical loss that will not be reflected in our accounting as long as we hold these investments to maturity and vice versa if the interest rate decreases. The remaining part of the portfolio is classified as available-for-sale and reported at fair value, with unrealized gains and losses excluded from earnings and reported within accumulated other comprehensive income (loss) as part of shareholders equity.

We also have other short and long-term financial assets, including structured products, that, as with our bank deposits, bear interest denominated in terms of short-term LIBOR, or are otherwise related to LIBOR or related to different between U.S. dollar 30 year Constant Maturity Swap, or “CMS”, and U.S. dollar two-year CMS. At December 31, 2004, we owed a balance of $30 million in respect of the long-term loan received by us under the secured facility agreement with our banks, which loan also bore interest denominated in terms of short-term LIBOR. This loan was repaid to the banks in February 2005. In 2001, we partly hedged the long-term loan under the original secured facility agreement by using an interest rate swap, for which the balance at December 31, 2004 was $6.6 million, and upon which we paid a fixed interest rate and received the floating three month LIBOR rate. In February 2005, we sold forward rate agreements that effectively brought to an end these hedging arrangements. Most of the financial assets owned by us bear fixed interest rates. We have some assets that bear floating interest rates and we have almost no obligations subject to such rates. Changes in the LIBOR rate may increase or reduce our net financial income.

We have entered into a long term agreement to provide a customized network solution to a customer in Central America. The network build-up will begin in 2006. This transaction will be financed by one or more commercial banks, in the form of a long-term loan to an intermediate regional bank. The intermediate bank will repay the loan to the commercial banks at a fixed interest rate. As the commercial banks will require the payment of the interest at a floating rate, we are to pay to the commercial banks or receive from them the differential between the fixed interest rate paid by the intermediate bank and the floating interest rate required by the commercial banks under the loan agreement. In order to mitigate the exposure to interest rate fluctuations in respect of this transaction, we entered into interest rate swap agreements in October 2005, to manage fluctuations in cash flows resulting from interest rate changes. Under the terms of the interest rate swaps, we will receive floating interest rate payments and will make fixed interest rate payments, which will create a fixed gain on the finance portion of the project.

We have long term pension liabilities that are linked to the Israeli consumer price index (or “CPI”), which we hedged in 2003, 2004 and 2005 by long-term fixed interest bearing deposits linked to the CPI, and corporate and Israel government bonds linked to the CPI.

Table I

The following table provides +information as at December 31, 2005 regarding our interest rate exposure.

Position as at December 31, 2005

	Total as at	Settlement Date						Fair Value as at
	December 31, 2005	2006	2007	2008	2009	2010	2011 and thereafter	December 31, 2005
	(U.S. dollars in millions, except percentages)
Assets that incur interest
A. Cash and cash equivalents
U.S. dollars	49.9	49.9	-	-	-	-	-	49.9
Weighted average interest rate	4.0%	4.0%	-	-	-	-	-	4.0%
NIS	0.8	0.8	-	-	-	-	-	0.8
Weighted average interest rate	4.2%	4.2%	-	-	-	-	-	4.2%
Euro	6.7	6.7	-	-	-	-	-	6.7
Weighted average interest rate	2.0%	2.0%	-	-	-	-	-	2.0%
U.K. pound sterling	1.7	1.7	-	-	-	-	-	1.7
Weighted average interest rate	3.3%	3.3%	-	-	-	-	-	3.3%
Other	4.7	4.7	-	-	-	-	-	4.7
Weighted average interest rate	2.0%	2.0%	-	-	-	-	-	2.0%
B. Short-term investments
U.S. dollars	39.4	39.4	-	-	-	-	-	39.0
Weighted average interest rate	2.6%	2.6%	-	-	-	-	-	4.7%
NIS	1.9	1.9	-	-	-	-	-	1.9
Weighted average interest rate	4.9%	4.9%	-	-	-	-	-	3.4%
C. Trade receivables
U.S. dollars	15.8	10.9	4.2	0.7	-	-	-	15.8
Interest rate	(1)	(1)	(1)	(1)	-	-	-	(1)
D. Long-term investments
U.S. dollars	111.7	-	75.1	23.1	3.5	10.0	-	110.9
Weighted average interest rate	4.0%	-	3.5%	4.1%	5.7%	7.0%	-	4.8%
NIS	15.5	-	4.2	4.6	2.6	1.7	2.4	15.5
Weighted average interest rate	4.5%	-	4.5%	4.5%	4.5%	4.5%	4.5%	3.6%

________________________
(1)	The interest rate on these items ranges between 4.5% and 8.6%.

Foreign Currency Risk

We are an international company and therefore our earnings, cash flows and financial position are affected by changes in foreign currency exchange rates and by foreign currency changes with regard to the anticipated balances of customers, receivables, suppliers, payables, purchases and sales. We are exposed to market risks arising from differentials between the U.S. dollar (in which we operate) and other currencies. In order to protect ourselves from fluctuations in foreign currency exchange rates, we have established a foreign currency hedging policy. Under the policy, we currently hedge fluctuations in the Euro, the U.K. pound sterling, the Chinese yuan, the Israeli shekel and Israeli shekel linked to the CPI in an attempt to cover the fluctuation in foreign currencies of our monetary balances, firm and expected commitments in respect of future tenders and other transactions, expected collections, cash flows and salaries to be paid. The hedge period is determined from time to time by the financial investments committee of our board of directors.

We use currency forward contracts together with currency options to accomplish this goal. These transactions constitute a future cash flow hedge mostly for sales agreements, forecasted customer purchase orders and for salaries and procurements to be paid.

We do not believe that our activities in entering into hedging contracts subject us to significant exchange rate risk because gains and losses on these contracts generally offset losses and gains on the trade receivables or anticipated trade receivables or trade payables or other inflows or outflows that are hedged.

Table II

The tables below provide information as at December 31, 2005 regarding (a) our foreign currency-denominated assets and liabilities and (b) our derivative instruments.

A.     Foreign currency denominated assets and liabilities

Position as at December 31, 2005

		Settlement Date
	Total as at December 31, 2005	2006	2007	2008	2009	2010	2011 and thereafter	Fair Value as at December 31, 2005
	(U.S. dollars in millions)
Current Assets:
NIS	14.1	14.1	-	-	-	-	-	14.1
Euro	53.4	53.4	-	-	-	-	-	53.4
U.K. pound sterling	7.6	7.6	-	-	-	-	-	7.6
Other	25.3	25.3	-	-	-	-	-	25.3
Total	100.4	100.4	-	-	-	-	-	100.4

Long term Assets:
NIS	15.5	-	4.2	4.6	2.5	1.7	2.5	15.5

Current Liabilities:
NIS	32.6	32.6	-	-	-	-	-	32.6
Euro	16.3	16.3	-	-	-	-	-	16.3
U.K. pound sterling	3.8	3.8	-	-	-	-	-	3.8
Other	8.0	8.0	-	-	-	-	-	8.0
Total	60.7	60.7	-	-	-	-	-	60.7

Long term Liabilities
NIS (1)	18.9	3.0	2.9	2.8	2.6	1.8	5.8	18.9
Other	0.6	-	0.6	-	-	-	-	0.6
Total	19.5	3.0	3.5	2.8	2.6	1.8	5.8	19.5

(1) Estimated. Liabilities for employee severance benefits, net of assets held for severance benefit.

B. Derivative Instruments (1)

Position as at December 31, 2005

	Settlement Date
	2006	2007	2008	2009	2010	2011 and thereafter
	(U.S. dollars in millions)
Notional amounts to be received from derivatives relating to commitments in respect of future tenders, orders and salaries to be paid (mainly in respect of expected proceeds)
Euro	183.6	-	-	-	-	-
U.K. pound sterling	17.5	-	-	-	-	-
Chinese yuan	13.9	-	-	-	-	-
NIS	79.7	-	-	-	-	-

(1)	Derivatives include forwards and options.

We have adopted SFAS 133 - “Accounting for Derivative Instruments and Hedging Activities” and SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment to SFAS 133". SFAS 133 and SFAS 138 require that all derivative instruments (“derivatives”) be recorded classified on the balance sheet as assets or as liabilities at their fair value. The change in the fair value of the derivatives, which are not designated as a hedging instrument, will be recognized in the statement of operations in the period of the change. If the nature and characteristics of a derivative meet the definition of a “hedge”, the changes in the fair value of the derivative will be offset from the changes in the fair value of the hedged item (assets, liabilities or firm commitments) and will be recognized in the statement of operations, or as part of comprehensive income until the hedged item is recognized in the statement of operations. The ineffective part of the hedging derivative will be reported in the statement of operations on a current basis.

Most of the derivatives described in the position Table IIB. above are anticipated cash-flow hedging transactions. Unrealized gains at December 31, 2005 relating to the above cash-flow derivatives transactions totaled $4.2 million. This amount is expected to appear in the statement of income for the fiscal year ended December 31, 2006.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not Applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

Not Applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

None

ITEM 15. CONTROLS AND PROCEDURES

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2005, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the periods specified by the SEC’s rules and forms.

There were no changes in our internal controls over financial reporting identified with the evaluation thereof that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Ms. Yocheved (Yochi) Dvir, chairperson of our audit committee, meets the requirements of an "audit committee financial expert", as defined in Item 401(h) of the SEC’s Regulation S-K and is independent, as defined in the applicable Nasdaq rules.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth, for the years ended December 31, 2004 and 2005, the fees paid by us and our subsidiaries to KPMG(1).

	Year ended December 31,
	2005	2004
	(Dollars in thousands)
Audit fees (2)	951	938
Audit-related fees (3)	107	195
Tax fees (4)	187	72
All other fees (5)	200	0
Total	$1,445	$1,205

(1)	Comprises fees paid to Somekh Chaikin, independent registered public accounting firm and a member firm of KPMG International, and to other offices of KPMG worldwide.

(2)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent registered public accounting firm can reasonably provide.

(3)	Audit-related fees relate to assurance and associated services that traditionally are performed by the independent registered public accounting firm, including: accounting consultation and consultation concerning financial accounting and reporting standards.

(4)	Tax fees relate to tax compliance, planning and advice.

(5)	Other fees relate to advisory services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

Pre-approval Policies and Procedures

The audit committee approves all audit, audit-related services, tax services and other services provided by KPMG. Any services provided KPMG that are not specifically included within the scope of the audit must be pre-approved by our audit committee prior to any engagement. None of the fees paid to KPMG were approved pursuant to a de minimus exception.

ITEM 16D. EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY ISSUER AND AFFILIATED PURCHASERS

None.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not Applicable.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and report of independent registered public accounting firm in connection therewith, as listed below, are hereby incorporated into this annual report by reference to our Report in Form 6-K for the Month of March 2006, furnished to the SEC on March 20, 2006.

Page
Index to the consolidated financial statements
Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets at December 31, 2005 and 2004	2 and 3
Consolidated Statements of Operations for the Years ended December 31, 2005, 2004 and 2003	4
Consolidated Statements of Comprehensive Income (Loss) for the Years ended December 31, 2005, 2004 and 2003	5
Consolidated Statements of Changes in Shareholders’ Equity for the Years ended December 31, 2005, 2004 and 2003	6 and 7
Consolidated Statements of Cash Flows for the Years ended December 31, 2005, 2004 and 2003	8 to 10
Notes to Consolidated Financial Statements	11 to 77

ITEM 19. EXHIBITS

The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

Exhibit No.	Exhibit

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

4.(a)2
Amended and Restated Facility Agreement dated as of July 1, 2004 by and among the Registrant, Inovia Telecoms Ltd., ECI Telecom-NGTS Ltd., Lightscape Networks Ltd., Enavis Networks Ltd., ECI-WaveInno Ltd., Bank Leumi le-Israel B.M. and Bank Hapoalim B.M. (Previously filed as Exhibit 4.(a)3 to the Registrant’s annual report on Form 20-F, filed with the SEC on March 31, 2005, and incorporated herein by reference.)

4.(a)3
Amended and Restated Secured Note Purchase Agreement dated as of November  11, 2004 by and among Global Village Telecom Ltda. (“GVT”), the Registrant and HSBC Bank USA, National Association (the “Note Purchase Agreement”). (Previously filed as Exhibit 4.(a)4 to the Registrant’s annual report on Form 20-F, filed with the SEC on March 31, 2005, and incorporated herein by reference.)

4.(a)4
Letter Agreement dated as of February 22, 2005 between the Registrant and ABN Amro Bank N.V. regarding the sale of notes issued by GVT under the Note Purchase Agreement. (Previously filed as Exhibit 4.(a)5 to the Registrant’s annual report on Form 20-F, filed with the SEC on March 31, 2005, and incorporated herein by reference.)

4.(a)5
Agreement and Plan of Merger dated as of May 15, 2005 by and among the ECI Telecom Inc., Symphony Acquisition Corp., Laurel Networks, Inc., Peter Barris, as Stockholder Representative, and Registrant, regarding the Purchase of 100% of the outstanding shares of common stock of Laurel Networks Ltd.

4.(c)1	ECI Telecom Ltd. Employee Share Incentive Plan 2002, as last amended January 15, 2006.

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

4.(c)4
ECI Telecom Ltd. Employee Restricted Share Incentive Plan 2005. (Previously filed as Exhibit 99.3 to the Registrant’s Registration Statement on Form S-8, File No. 333-126722, filed with the SEC on July 20, 2005, and incorporated herein by reference.)

4.(c)5
ECI Telecom Ltd. 2005 Sub-Plan (United States) under the ECI Telecom Ltd. Employee Restricted Share Incentive Plan 2005. (Previously filed as Exhibit 99.4 to the Registrant’s Registration Statement on Form S-8, File No. 333-126722, filed with the SEC on July 20, 2005, and incorporated herein by reference.)

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

4.(c)8
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

15.(a)1	Consent of Somekh Chaikin, independent registered public accounting firm and a member firm of KPMG International.

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this annual report on it behalf.

ECI TELECOM LTD.

By:	/s/ Rafi Maor
Name: Rafi Maor
Title: President and Chief Executive Officer of the Company

Date March 30, 2006