Form 20-F/A
period 2005-12-31
ECI TELECOM LTD/
filed 2006-05-25
CIK 701544

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR
☐	TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transitional period from              to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
None
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
☒ Yes ☐ No

If this report is an annual or transitional report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 and 15(d) of the Securities and Exchange Act of 1934.
☐ Yes ☒ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
☒ Yes ☐ No

Indicate whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☒         Accelerated Filer ☐   Non-Accelerated Filer ☐

Indicate by check mark which financial statement item the Registrant has elected to follow.
☐ Item 17 ☒ Item 18

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes ☒ No

________________
*	Includes 617,986 unvested restricted shares, but excludes 9,557 shares of treasury stock.

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F (the “Annual Report”) is being filed by ECI Telecom Ltd. (the “Registrant”) with the Securities and Exchange Commission for the sole purpose of correcting or supplementing the following and to file exhibits relating thereto:

•
A clerical error in the figure stated for income before taxes given under the caption “Deferred Taxes” under the main caption “Critical and other Significant Accounting Rules” in Item 5, such revised figure being consistent with the Financial Statements of the Registrant incorporated by reference into the Annual Report.

•
An error in the figure stated for cash generated from operations for the year ended December 31, 2004, given under the caption “Liquidity and Capital Resources” in Item 5, such figure having been revised to combine cash flow from discontinued operations with cash flow from continuing operations, in accordance with the SEC Staff Position regarding SFAS No. 95 - “Statement of Cash Flows”, and is consistent with the Financial Statements of the Registrant incorporated by reference into the Annual Report.

•	The omission of information under the caption “Related Party Transactions” in Item 7 relating primarily to registration rights of certain principal shareholders of the Registrant.

This Amendment No. 1 consists of a cover page, this explanatory note, Items 5 and 7 (each, as amended), Item 19 (which is supplemental to Item 19 of the Annual Report), the signature page and the accompanying exhibits, including the required certifications of the principal executive officer and principal financial officer of the Registrant.

Other than as expressly set forth herein, this Amendment No. 1 does not, and does not purport to, amend or restate any other information contained in the Annual Report nor does this Amendment No. 1 reflect any events that have occurred after the Annual Report was filed.

.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Operating Results

Critical and other Significant Accounting Policies

In the third paragraph under the caption “Deferred Taxes” on page 46 of the Annual Report, the figure given for the Registrant’s income before taxes is incorrect. The correct and restated text of said paragraph is set forth below in its entirety.

We had income before taxes of $47.7 million for the year ended December 31, 2005. However, we have not yet shown strong earnings history that might reduce the amount of valuation allowance included in our financial statements. Reliance on future taxable income should be assessed very carefully, when there are some negative factors. For example, the market for our products is very competitive and we face intense price pressure. Such competition and price pressure could materially adversely affect our future results of operations. In addition, it is difficult to predict the potential growth rate or future trends in technology development.

Liquidity and Capital Resources

In the fourth paragraph under the caption “Liquidity and Capital Resources” on page 62 of the Annual Report, the figure given for cash generated by the Registrant from operations for the year ended December 31, 2004 is incorrect. The correct and restated text of said paragraph is set forth below in its entirety.

Cash generated from operations for the year ended December 31, 2005 was $173.7 million, compared to $34.5 million generated from operations for the year ended December 31, 2004. The primary reasons for the increased level of cash generation in 2005 was (i) the increase in net income compared to 2004; (ii) our receipt of $96.2 million of cash on the sale of the debt of GVT, referred to above; (iii) a decrease in our inventory level, as discussed below, which had increased during the previous year and (iv) improved days sales outstanding, or DSO’s, in respect of our accounts receivable. The increase was partly offset by a decrease in trade payables and other payables (referred to below), which had increased during 2004.

Except as regards the two paragraphs as stated above, the remainder of Item 5 of the Annual Report is incorporated by reference herein.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The section under the caption “Related Party Transactions”, commencing on page 95 of the Annual Report, is replaced in its entirety with the following text.

Related Party Transactions

We have entered into several agreements with our shareholders and their affiliates. Below is a description of material terms of our agreements and other arrangements.

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

In December 1996, CEI, a company controlled by Clal, and other investors purchased $100 million aggregate principal amount of ECI’s 4.50% Convertible Subordinated Notes or “Convertible Notes” in a private placement pursuant to a note purchase agreement, or the “Note Purchase Agreement”. Pursuant to the Note Purchase Agreement, ECI was required to file and maintain a shelf registration statement with respect to an aggregate amount of 4.0 million ECI shares issuable upon conversion of the Convertible Notes, or “Conversion Shares”. As of March 30, 2006, CEI held 1.6 million Conversion Shares.

In connection with the foregoing, ECI filed a Form F-3 registration statement with the Securities and Exchange Commission in March 1997, which was declared effective shortly thereafter. Under the Note Purchase Agreement, the holders of at least 30% in interest of the Convertible Notes or the Conversion Shares (as applicable) may request, subject to certain conditions and limitations, on no more than two separate occasions and no more than once in any 12 month period, that ECI enter into an underwriting agreement (such agreement and the transaction related thereto, collectively, a “Demand Underwriting”) for the sale of Conversion Shares pursuant to an underwritten public offering. Each Demand Underwriting must be for an aggregate number of Conversion Shares constituting not less than 30% of the number of Conversion Shares into which the Convertible Notes were convertible upon initial issuance of the Convertible Notes. The investors participating in a Demand Underwriting are required pay all expenses and fees of ECI, including without limitation, legal and accounting fees and expenses and other costs incurred in connection with such Demand Underwriting, unless ECI also sells shares as part of the Demand Underwriting.

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

Koor Industries Ltd.

Pursuant to an agreement, dated February 26, 1998, among Koor, Anfield Limited, a company controlled by Jonathan Kolber, and Claridge Israel Limited, Koor acquired ECI shares and certain registration rights that were initially granted by ECI pursuant to an Investment Agreement, dated January 25, 1990, among ECI, Clal (then known as Clal Industries Ltd.) and a member of the Claridge group. As of March 30, 2006, these registration rights apply to approximately 5.5 million to 6.5 million ECI shares held by Koor. The registration rights entitle Koor to include such shares in registration statements filed by ECI, subject to certain limitations. Under the agreement, any expenses of ECI attributable to the registration of shares held by Koor would by borne by Koor. The registration rights under said Investment Agreement may also apply to shares held by members of the Claridge group, which, to ECI’s knowledge, beneficially owns less than 5% of ECI’s outstanding shares as of March 30, 2006.

Dovrat Entities and Ofer (Ship Holding) Ltd.

On December 6, 2001, ECI, a number of investors affiliated with Mr. Dovrat or Ofer Ships entered into a subscription agreement, or the “Subscription Agreement”, with regard to the private placement of 13,160,000 of our shares for an aggregate consideration of $50,008,000. Pursuant to the provisions of the Subscription Agreement, and until the commencement of our 2005 annual general meeting of shareholders (which took place on July 14, 2005), the Purchasers under that Agreement were entitled to directly appoint two directors of ECI. In addition, until our 2005 annual general meeting, the Purchasers had the right to propose that one of the directors appointed by them be named as Vice Chairman of our board of directors, subject to the approval in their reasonable discretion of those directors not appointed by the Purchasers. In February 2002, Mr. Dovrat was one of the directors appointed pursuant to these provisions and was named as Vice Chairman of our board of directors. In May 2003, Mr. Dovrat was elected Chairman of our board of directors and was re-elected as Chairman in July 2005, following our 2005 annual general meeting.

Pursuant to the Subscription Agreement, on February 11, 2002, ECI entered into a registration rights agreement with the investors regarding the ECI shares issued to them in the private placement. The registration rights agreement applies to 6,580,000 and 3,933,108 ECI shares beneficially owned by Ofer Ship (including Yozma, its wholly-owned subsidiary) and the Dovrat Entities (including affiliates of the Dovrat Entities), respectively. Under the registration rights agreement, the investors, and their permitted assigns, are entitled, subject to certain conditions and limitations, to two demand registrations and to unlimited piggyback registrations in respect of the shares issued pursuant to the Subscription Agreement. These rights were effective from February 11, 2003 and terminate after a period of four years. Any demand registration shall have an anticipated aggregate offering price of at least $10 million. ECI shall bear all expenses incurred in connection with any registration excluding underwriters’ discounts or commissions and the selling shareholders’ legal fees and expenses.

On December 17, 2002, we entered in to an agreement with Carmel V.C. Ltd., relating to the services of Mr. Shlomo Dovrat, then Vice Chairman, and now Chairman, of our board of directors. Mr. Shlomo Dovrat shares control of Carmel V.C. Ltd., one of the Dovrat Entities. (For details of the agreement, see Item 6 - "Directors, Senior Management and Employees" under the caption “Compensation”.)

ITEM 19. EXHIBITS

The exhibits filed with or incorporated into this Amendment No. 1 are listed on the index of exhibits below.

Exhibit No.	Exhibit

4.(b)1
Note Purchase Agreement dated as of December 9, 1996 among the Registrant, Clal Electronic Industries Ltd., 3232476 Canada Inc. and Renaissance Fund LDC (Previously filed as Exhibit 10.1 to the Registrant’s registration statement on Form F-3, filed on March 31, 1997, and incorporated herein by reference.)

4.(b)2
Investment Agreement dated as of January 25, 1990 between the Registrant, Clal Industries Ltd. and ECI Telecom Holdings Inc. (Previously filed as Exhibit 3(k) to the Registrant’s annual report in Form 20-F, filed on June 28, 1990, and incorporated herein by reference.)

12.3	Certification of Chief Executive Officer pursuant to Exchange Rules 13a-14 and 15d-14, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.4	Certification of Chief Financial Officer pursuant to Exchange Rules 13a-14 and 15d-14, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on it behalf.

ECI TELECOM LTD.

By:	/s/ Rafi Maor
Name: Rafi Maor
Title: President and Chief Executive Officer of the Company

Date: May 25, 2006