Form 20-F
period 2006-03-31
ECI TELECOM LTD/
filed 2007-04-10
CIK 701544

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐ TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transitional period from __________ to __________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report__________

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

As of December 31, 2006, the issuer had 119,324,849* Ordinary Shares, NIS 0.12 nominal (par) value per share, outstanding.

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

Large Accelerated Filer ☐                Accelerated Filer ☑                Non-Accelerated Filer ☐

Indicate by check mark which financial statement item the Registrant has elected to follow.
☐ Item 17         ☑ Item 18

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes         ☑ No

*	Includes 1,637,474 unvested restricted shares, but excludes 50,852 shares of treasury stock.

INTRODUCTION

Definitions

In this annual report, unless the context otherwise requires:

•	references to “ECI”, the “Company”, “us”, “we” and “our” refer to ECI Telecom Ltd. (the “Registrant”), an Israeli company, and its consolidated subsidiaries;

•	references to “Shares”, “our shares”, “ordinary shares”, “ECI shares” and similar expressions refer to the Registrant’s Ordinary Shares, NIS 0.12 nominal (par) value per share;

•	references to “dollars”, “U.S. dollars” or “$” are to United States Dollars;

•	references to “shekels”, “Israel shekels” or “NIS” are to New Israel Shekels, the Israeli currency;

•	references to the “Companies Law” are to Israel’s Companies Law, 5759-1999; and

•	references to the “SEC” are to the United States Securities and Exchange Commission.

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

Add & Drop Multiplexer (ADM) – a multiplexer that sends multiple signals at the same time in the form of a single, complex signal and then recovers the separate signals at the receiving end.

Asynchronous Transfer Mode (ATM) – high-speed transmission technology. A high-bandwidth, low-delay, packet-like switching and multiplexing technique.

Broadband Remote Access Server (BRAS) – the connection point to the network and application service providers. It envisions an elaborate regional server for large Central Office (CO) deployments; A large CO device will typically support between 64K to 128K subscriber sessions and an aggregate downstream bandwidth of 2.5 Gbps.

Broadband – a high-bandwidth fiber optic, coaxial or hybrid line with more capacity than a standard voice-grade phone line, capable of carrying numerous voice, data and video channels simultaneously.

Broadband Loop Carrier (BLC) – a platform that can provide subscribers both voice and TDM services as well as broadband services from a single chassis.

Cellular or wireless backhaul – the connections between the cellular base transceiver station (BTS) site to the main switch node (MSC) site.

Central Office – a term given to a telecommunications office centralized in a specific locality to handle the telephone service for that locality. A Central Office switches calls between local service and long distance service.

Course Wavelength Division Multiplexing (CWDM) – a low-cost WDM multiplexer which has a fewer number of wavelengths and is used for shorter distances than DWDM, and without amplifiers.

Competitive Local Exchange Carrier (CLEC) – a term given to a company that competes with ILECs. Under the United States Telecommunications Act of 1996, companies with CLEC status are allowed to use ILEC infrastructure in two ways: (i) using unbundled network elements, such as the local loop, to connect their switches with the ILEC’s switches, thus giving them access to ILEC customers; and (ii) taking advantage of certain telecommunication services which are offered to ILECs at retail price but which are offered to CLECs at a wholesale discount.

Customer Premises Equipment (CPE) – a term used for communications equipment owned by the customer and not the service provider and which resides on the customer’s premises.

Dense Wavelength Division Multiplexing (DWDM) – a WDM multiplexer that can carry up to 160 different wavelengths per fiber and uses amplifiers in order to bridge large distances.

Digital Cross-Connect – a specialized high-speed data channel switch, which connects transmission paths based on network needs (rather than call by call). Digital cross-connects manage and route network traffic, and combine, consolidate and segregate signals to maximize efficiency.

Digital Subscriber Line Access Multiplexer (DSLAM) – a mechanism at a phone company’s central location that links many DSL customer connections to a single high-speed ATM or IP connection.

Digital Subscriber Line (DSL and xDSL) – a technology that uses sophisticated modulation schemes to pack data onto copper wires. They are sometimes referred to as “last-mile” technologies because they are used only for connections from a telephone switching station to a home or office, not between switching stations.

Ethernet – a widely-used network technology and protocol for interconnecting computing devices.

Fiber To The x (FTTx) – a term used to describe the use of fiber capability in the access networks. ‘”x” may refer to premises (FTTP), home (FTTH), curb (FTTC) or node (FTTN), as the case may be.

Gbps – short for gigabits per second, a measure of data transfer speed. One Gbps is 1 billion bits per second.

Gigabit Passive Optical Network (GPON) – a PON technology that features symmetrical 622Mbps, symmetrical 1.25Gbps and also asymmetrical bandwidths of 2.5Gbps in the downstream and 1.25 in the upstream, while enabling transport of multiple services, specifically data and TDM, in native formats and at an extremely high efficiency.

G.SHDSL – also known as G.991.2. – an international standard for symmetric DSL developed by the International Telecommunications Union. G.SHDSL provides for sending and receiving high-speed symmetrical data streams over a single pair of copper wires at rates between 192 Kbps and 2.31 Mbps. G.SHDSL was developed to incorporate the features of other DSL technologies.

Incumbent Local Exchange Carrier (ILEC) – a term given to a telephone company that was providing local service when the United States Telecommunications Act of 1996 was enacted, such as Regional Bell Operating Company, GTE and ALLNET.

Institute of Electrical and Electronic Engineers (IEEE) – an organization for the advancement of technology related to electricity.

Integrated Services Digital Network (ISDN) – an international communications standard for sending voice, video and data over digital telephone lines or normal telephone wires. ISDN supports data transfer rates of 64 Kbps.

Internet Protocol (IP) – a common name given to a set of protocols developed to allow cooperating computers to share information across a network.

IP L2 – IP features that relate to Layer 2 in the OSI module.

Kbps – short for kilobits per second, a measure of data transfer speed. One Kbps is 1,000 bits per second.

Local Loop – the connection between a telecommunication company’s Central Office to the lines in the service subscriber’s home or office.

Mbps – short for megabits per second, a measure of data transfer speed (a megabit is equal to one million bits).

Multiplexer – a communications device that combines, several signals for transmission over a single medium.

Multi-Protocol Label Switching (MPLS) – a packet forwarding technology for network routers, based on virtual connections in a connectionless packet network. Provides simplified packet forwarding, traffic engineering (TE), quality of service (QoS), virtual private networks (VPNs), and network scalability.

Multi-Service Access Node (MSAN) or Multi-Service Access Gateway (MSAG) – a platform that has the required features to handle multi services (voice, data and video) and can deliver the services on any media (usually copper and fiber).

Multi-Service Provisioning Platform (MSPP) – telecommunication equipment that combines multiple networking elements in any combination, including SDH/SONET ADMs, digital cross-connects, Ethernet switches, ATM switches, IP switches/routers, DWDM/CWDM transport terminals and OADMs.

Multi-Service Routers – a router providing “Triple Play” (offering voice, video and data services) to customers in place of providing pure internet access services. The Multi-Service Edge Router replaces other types of equipment such as cross connects, ATM switches and other devices used to aggregate IP and other types of traffic.

Open Systems Interconnection (OSI) – a seven layer architecture model for communications systems developed by the ISO (International Standards Organization) for the interconnection of data communications systems. Each layer uses and builds on the services provided by the layers below.

Optical Add & Drop Multiplexer (OADM) – an ADM which functions on the optical level only, and allows adding and dropping single wavelengths from the entire multiplexed signal.

Optical Network Termination (ONT) – a term used for optical communications equipment which resides on the customer’s premises.

Optical Transport Network (OTN) – new International Telecommunication Union (ITU) standards for next generation optical networks that will provide ultra high capacity using DWDM.

Outside Plant (OSP) – A term given to telecommunication equipment that is located outside of the traditional Central Office (CO). The OSP equipment is usually buried in the ground in small boxes, connected to aerial cables or mounted on poles.

Metro Access – A term given to City networks, typically using STM - 1/4 SDH rings.

Network Termination (NT) – equipment that provides the functions necessary for a terminal to gain access to the network. Network termination provides essential functions for signal transmission.

Performance Monitoring (PM) – a term used for the collection of information for the purpose of assessment of the accomplishment of a task in accordance with a set standard of completeness and accuracy.

Passive Optical Network (PON) – a high bandwidth point to multipoint optical fiber network based on the ATM protocol, Ethernet or TDM. In a PON, signals are routed over the local link with all signals along that link going to all interim transfer points. Optical splitters route signals through the network; optical receivers at intermediate points and subscriber terminals are tuned for specific wavelengths of light direct signals intended for their groups of subscribers. At the final destination, a specific residence or business can detect its specified signal. PONs are capable of delivering high volumes of upstream and downstream bandwidth (up to 622 Mbps downstream and 155 Mbps upstream), which can be changed depending on an individual user’s needs.

Plesiochronous Digital Hierarchy (PDH) – a transmission standard that was developed to carry digitized voice over cable more efficiently (plesiochronous means nearly synchronous).

Post, Telephone and Telegraph Carrier (PTT) – often controlled by governments, PTTs provide telecommunications services in many countries.

Remote Terminal (RT) – A term given to a telecommunication equipment (switching or routing) that is located outside of the traditional Central Office (CO). The RT is linked back to the CO by fiber optic or over copper pairs. RT’s have been recently implemented to reduce the copper loops and allow high bandwidth using VDSL2 technology.

Reconfigurable Optical Add & Drop Multiplexer (ROADM) – an OADM with the capability to change by software the wavelength/s that are dropped and added to the multiplexed signal.

SOHO – short for small office/home office, a term that refers to the small or home office environment and the business culture that surrounds it. It is also sometimes described as a virtual office.

Synchronous Transfer Module (STM) – a transmission standard defined by an international standards forum that was developed to carry digitized voice over cable more efficiently.

Storage Area Network (SAN) – a high-speed sub-network of shared storage devices. A storage device is a machine that contains nothing but a disk or disks for storing data.

Synchronous Digital Hierarchy (SDH) – transport format for transmitting high-speed digital signals over fiber optic facilities outside of North America, comparable to SONET.

Synchronous Optical Network (SONET) – a transport format for transmitting high-speed digital signals through fiber optics in North America, comparable to SDH.

Time Division Multiplexing (TDM) – a type of multiplexing that combines data streams by assigning each stream a different time slot in a set. TDM repeatedly transmits a fixed sequence of time slots over a single transmission channel.

UTLCO – a utility company engaged in telecom business, usually in addition to its traditional businesses like power supply, gas supply, railway etc.

VDSL2 – Very High Bit-Rate Digital Subscriber Line 2 (also known as ITU-T G.993.2 standard). VDSL2 provides sending and receiving high-speed symmetrical and asymmetrical data streams over a single pair of copper wires. VDSL2 symmetrical rates vary between 100 Mbit/s at 0.5 km and 50 Mbit/s at 1 km. When the distance is increased, the rates degrade and starting from 1.6 km its performance is equal to ADSL2+.

Virtual Container (VC12) – virtual container that map E1 signals into SDH structure.

Voice-over Internet Protocol (VoIP) – a category of hardware and software that enables people to transmit voice traffic over the Internet.

Wavelength Division Multiplexing (WDM) – a technology which multiplexes several carrier signals on a single optical fiber by using different wavelengths.

Wireless or cellular backhaul – the connections between the cellular base transceiver station (BTS) site to the main switch node (MSC) site.

Worldwide Interoperability for Microwave Access (WiMAX) – a certification mark for products that pass conformity and interoperability tests for the IEEE 802.16 standards. WiMAX is a standards-based wireless technology that provides high-throughput broadband connections over long distances. The IEEE 802.16, or Broadband Wireless Access (BWA), Working Group, established by IEEE Standards Board, aims to prepare formal specifications for the global deployment of broadband Wireless Metropolitan Area Networks.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Selected Financial Data

The following selected consolidated statement of operations data for the years ended December 31, 2004, 2005 and 2006 and the selected consolidated balance sheet data as of December 31, 2005 and 2006 have been derived from our audited consolidated financial statements, which were prepared in dollars and in accordance with United States generally accepted accounting principles, or “U.S. GAAP”, and which are included in this annual report on Form 20-F. Our consolidated financial statements have been audited by Somekh Chaikin, independent registered public accounting firm and a member firm of KPMG International. The following selected consolidated statement of operations data for the years ended December 31, 2002 and 2003 and the selected consolidated balance sheet data as of December 31, 2002, 2003 and 2004 have been derived from our audited consolidated financial statements not included in this annual report. You should read the following selected financial data in conjunction with our consolidated financial statements referred to in Item 18 - “Financial Statements” and included in this annual report.

SELECTED FINANCIAL DATA
FIVE-YEAR FINANCIAL SUMMARY

Statement of Operations Data:

	Year ended December 31,
	2006	2005	2004	2003	2002
	(Dollars in thousands)
Revenues	$656,342	$629,918	$496,712	$392,567	$550,434
Cost of revenues	388,023	367,779	300,971	239,298	357,116
Gross profit	268,319	262,139	195,741	153,269	193,318
Research and development costs – net	99,525	87,289	64,870	62,041	80,179
Selling and marketing expenses	96,971	95,826	78,423	73,643	97,309
General and administrative expenses[1]	47,560	41,976	35,491	38,956	82,452
Recovery of doubtful debt	—	(10,356)	—	—	—
Amortization of acquisition-related intangible assets	5,019	2,902	—	1,773	1,760
Impairment of assets	—	—	—	667	3,725
Impairment of loans	—	3,000	—	—	—
Acquired in-process research and development	—	890	—	—	—
Loss from exchange of assets	—	—	—	—	6,783
Restructuring expenses	—	—	2,585	8,394	—
Operating income (loss)	19,244	40,612	14,372	(32,205)	(78,890)
Financial expenses	(3,091)	(5,304)	(6,562)	(8,645)	(17,893)
Financial income	12,867	10,505	9,169	7,902	23,591
Other income (expenses), net[2]	4,315	1,917	2,693	(5,376)	(11,074)
Income (loss) from continuing operations before company’s equity in results of investee companies, minority interest and taxes on income	33,335	47,730	19,672	(38,324)	(84,266)
Taxes on income	(3,924)	(3,454)	(1,924)	(2,141)	(8,456)
Income (loss) from continuing operations before company’s equity in results of investee companies and minority interest	29,411	44,276	17,748	(40,465)	(92,722)
Company’s equity in results of investee companies	(7,292)	(4,285)	(3,387)	(4,334)	(3,055)
Minority interest	(24)	(127)	(305)	76	575
Income (loss) from continuing operations	22,095	39,864	14,056	(44,723)	(95,202)
Cumulative effect of accounting change, net of taxes	—	—	—	—	(550)[3]
Loss from discontinued operations[4], net of income tax (tax benefit)[5]	—	—	(3,903)	(26,317)	(66,716)
Net income (loss)	$22,095	$39,864	$10,153	$(71,040)	$(162,468)

1	Includes, in 2003 and 2002, provision for a specific doubtful debt of $6.6 million and $34.0 million, respectively.
2	Includes, in 2004, a gain of $6.0 million from reversal of a provision payable to the Israeli Controller of Restrictive Trade Practices in connection with a potential claim.
3	Effective January 1, 2002, we adopted the provisions of Statement of Financial Accounting Standards (or “SFAS”) No. 142, “Goodwill and other Intangible Assets”.
4	Includes impairment of related goodwill, long-lived assets.
5	The income tax (tax benefit) was $0 in 2006 and 2005, ($55 thousand) in 2004, $38 thousand in 2003 and $0 in 2002.

	Year ended December 31,
	2006	2005	2004	2003	2002
Basic earnings (loss) per share
Continuing operations	$0.19	$0.36	$0.13	$(0.41)	$(0.90)
Cumulative effect of accounting change, net	—	—	—	—	$(0.01)
Discontinued operations	—	—	$(0.04)	$(0.24)	$(0.63)
Net earnings (loss) per share - basic	$0.19	$0.36	$0.09	$(0.65)	$(1.54)
Diluted earnings (loss) per share
Continuing operations	$0.18	$0.34	$0.12	$(0.41)	$(0.90)
Cumulative effect of accounting change, net	—	—	—	—	$(0.01)
Discontinued operations	—	—	$(0.03)	$(0.24)	$(0.63)

Net earnings (loss) per share - diluted	$0.18	$0.34	$0.09	$(0.65)	$(1.54)

Cash dividend declared per share	—	—	—	—	—

Weighted average number of shares outstanding, in thousands - basic	115,803	110,322	108,575	107,831	105,512
-diluted	120,456	118,058	117,133	107,831	105,512

Balance Sheet Data:
	As at December 31,
	2006	2005	2004	2003	2002
	(In thousands)
Cash and cash equivalents	$92,732	$63,828	$74,182	$126,411	$356,649
Working capital	$361,819	$259,216	$201,544	$295,491	$366,225
Total assets	$895,880	$848,735	$854,809	$901,996	$1,148,316
Short term credits, including current maturities	—	—	$30,000	$30,000	$230,012
Long-term debt, less current maturities	—	—	—	$30,000	—

Shareholders’ equity	$643,711	$619,129	$551,768	$569,505	$639,617

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

Risks Relating to Our Business and Our Industry

If the demand for wireless backhaul equipment should not continue to grow, our business and our results of operations may be materially adversely impacted.

The market for our optical networks products has expanded in recent years, driven in particular by the increase in demand for wireless backhaul. This demand is fueled by the significant increase in the number of cellular subscribers in emerging markets, such as Russia, Ukraine, India and the Philippines. In the more developed countries, the primary reason for this demand is the build-up of 3G (third generation) networks. Should this demand subside, our business and our results of operations may be materially adversely affected.

Our Broadband Access Division depends on a few large customers, and the loss of one or more of these customers or a significant decrease in revenue from any of these customers could have a disproportionate impact on our revenue and net income.

Historically, a substantial portion of the revenue of our Broadband Access Division has come from large purchases by a small number of customers. The division’s two major customers in each of the fiscal years 2003 through 2006 were Deutsche Telekom AG and France Telecom, which together accounted for approximately 74% of its revenues in 2006 (25% of our consolidated 2006 revenues), 64% of its revenues in 2005 and 58% of its revenues in the two earlier years. We expect this division to continue to depend on sales to a relatively small number of large customers. However, it does not generally have long-term commitments from any of its top customers to purchase specific quantities of products. Also, from time to time, these large customers consider introducing other vendors of broadband equipment who compete with us. If this division loses one or more of its existing large customers, or should there be a significant reduction in orders from such customers who are themselves experiencing increased competition and delays in the deployment of new technologies, our results of operations could be adversely affected.

In many instances, we manufacture our products or outsource such manufacture, based upon our forecast of the precise mix of anticipated sales. If we cannot accurately forecast customer orders, we may lose sales or fail to deliver on time, or we may manufacture in excess of requirements and part of our inventory may later become obsolete or excessive, any of which could materially adversely affect our financial condition and results of operations.

Due to competition and market conditions, our customers and potential customers frequently require delivery of our products within a relatively short time frame, and an increasing proportion of our sales are for delivery during the same quarter in which the customers place their order. Unless we had already started the manufacturing process, this would not leave sufficient time for us to manufacture, or outsource the manufacture of, certain of our products. Similarly, our suppliers may not be able to provide components within the requisite time frame of customers’ orders. It is the nature of our products that we cannot maintain a large inventory of all potential components and, in any event, such an inventory would adversely affect our financial condition. Accordingly, instead of manufacturing such products pursuant to customers’ orders, we forecast the timing and product mix of anticipated sales and manufacture or outsource the manufacture, or order components, pursuant to such forecasts.

If we are unable to agree to delivery within a required time frame, this could result in our losing significant sales contracts. Furthermore, if our forecasts are not accurate, there may be delays in the delivery of our products, which could expose us to penalties, strain our relationship with our customers and, as a consequence, we may lose future sales to such customers. Alternatively, based on inaccurate forecasts, we may manufacture in excess of our actual requirements, which would inflate our inventory levels and may lead to inventory obsolescence and associated write-offs. Any, or a combination, of these scenarios could materially adversely affect our financial condition and results of operations.

The market for our products is very competitive and we face increased competition from large competitors, in particularly in light of a trend to consolidation in the telecommunications industry. Such competition could materially adversely affect our results of operations.

The telecommunications market is very competitive, and competition may increase in the future, especially in the light of a number of mergers that have recently taken place in our industry, creating potentially stronger competitors. Our current competitors include, primarily, the recently merged Alcatel-Lucent, Ericsson (which has acquired both Marconi and Redback Networks), the recently merged Nokia-Siemens, as well as Huawei, Nortel and Tellabs. All of these are larger than us and may have greater name recognition, broader product lines, larger customer bases and more extensive relationship with customers, and accordingly may be better able to address an increasing trend in the industry in which service providers seek an overall telecommunication solution rather than to acquire separate products from heterogeneous equipment providers. They may also have greater financial, technical, research and development, manufacturing, marketing, sales, distribution and other resources than those currently available to us.

The effects of increased competition could have a material adverse affect on our business, financial condition and operating results, and may result in loss of market share and other adverse factors. (For additional details see Item 4 – “Information on the Company” –“Business Overview” – “Our Operations” under the caption “Competition” and Item 5 – “Operating and Financial Review and Prospects” – “Trend Information” under the caption “Business Trends”.)

We face significant price pressure, particularly from Chinese competitors, which could materially adversely affect our results of operations.

We operate in a very competitive market, and in some of the countries in which we sell our products, for example those in south or southeast Asia, the market is particularly price sensitive. In these markets in Asia, as well as in other markets, we face competition and intense price pressure from low cost vendors, most notably those from China, such as Huawei, who offer low prices.

Increased pricing pressure may result in lower sales and/or lower gross margins and other adverse factors and could have a material adverse affect on our business, financial condition and operating results.

If the revenues of our Broadband Access Division do not recover, our business and our results of operations may be materially adversely impacted.

Recovery in the revenues of our Broadband Access Division during 2007, from the relatively low level they reached in the latter part of 2006, depends upon a number of factors. These include the transmission to new broadband technologies and the pace of their adoption by our customers, increased purchases by the division’s two major customers, sales to new customers in the emerging markets, as well as possible sales to new European customers and the success of a new strategic distribution partnership entered into with a major communications equipment manufacturer. Should any of these fail to materialize on a timely basis, or at all, our business and our results of operations may be materially adversely affected.

Should our Transport Networking Division fail to successfully develop and introduce a new technological platform, intended to become the underlying IP platform for a variety of new products, our business and our results of operations may be materially adversely affected.

Our Transport Networking Division, as successor to our former Optical Networks and Data Networking divisions, is in the process of developing a new platform intended to become the underlying IP platform for the its next generation of products and solutions. There are a number of uncertainties in developing and introducing this new platform, including those relating to the technology, cost, timing and compatibility of the platform. Should we fail to develop or successfully introduce the new platform, it may delay the introduction of vital new products, which could harm our business and materially adversely affect our results of operations.

Currency exchange rates and fluctuations of exchange rates could have a material adverse effect on our results of operations.

We are impacted by exchange rates and fluctuations thereof in a number of ways, including:

•
A significant portion of our expenses, principally salaries and related personnel expenses, are paid in Israel shekels, whereas most of our revenues are generated in dollars and Euros. We have recently witnessed a significant strengthening of the shekel against the dollar, which has considerably increased the dollar value of our expenses in Israel. Should the shekel continue to maintain, or increase, its strength in comparison to the dollar, the dollar value of these expenses will continue to be high, and our results of operations will be adversely affected.

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

We attempt to limit the impact of currency fluctuations by entering into hedging transactions. However, hedging transactions may not prevent exchange-related losses. Therefore, our business and profitability may be harmed by exchange rate fluctuations.

The market for telecommunications networking equipment is subject to rapid technological change. If we fail to accurately predict the features required in the new products that we plan to introduce or are late with their introduction, or the cost of the products is too high, our business and our results of operations could be materially adversely affected.

The market for telecommunications networking equipment is characterized by rapid technological change, frequent new product introductions and enhancements, changes in customer requirements and evolving industry standards, for example, the transition to IP technologies. Our future performance depends on our successful development and introduction of new and enhanced products that address customer requirements in a cost-effective manner. Such new or enhanced products are frequently material to the achievement of our annual sales plans. We face the following risks, among others, in connection with or new product offerings:

•	we may be unsuccessful in completing the development or introduction of these new products or product enhancements on a timely basis or at all;

•	our cost estimates with regard to the manufacture of such products may turn out to be inaccurate;

•	we may not have accurately forecasted the product features required by our customers; or

•	we may develop products that have errors or defects.

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

The European Union has issued directives relating to the sale in member countries of electrical and electronic equipment, including products sold by us. If our products fail to comply with these directives, as well as similar regulations issued by other countries in which we carry on business, we could be subject to penalties and sanctions that could materially adversely affect our business.

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

A further directive issued by the EU, on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment, or “RoHS”, came into effect on July 1, 2006. The RoHS directive, lists a number of substances, including, among others, lead, mercury, cadmium and hexavalent chromium, which must either be removed, or reduced to within maximum permitted concentrations, in any products containing electrical or electronic components that are sold within the EU. Our products fall within the scope of the RoHS directive and we have made every reasonable effort in order to ensure that all of our products sold in the EU since July 2006, comply with the RoHS directive, without otherwise adversely affecting the quality and functionalities of such products. The countries of the EU form the largest single market for our products, accounting in 2006 for approximately 38% of our revenues.

Other countries in which we have significant sales, most notably China, have introduced regulations similar, although not identical to RoHS, and we anticipate that additional countries will also do so.

If our products fail to comply with WEEE or RoHS directives or any other directive or regulations issued from time to time by the EU and other countries, we could be subject to heavy penalties and other sanctions that could have a material adverse affect on our results of operations and financial condition.

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

We have significant sales in emerging markets, which exposes us to risks associated with the business environment in those countries. Our business could be materially adversely affected as a result of exposure to these risks.

We carry on business globally and a significant part of our revenues derive from sales in emerging markets, in particular the former republics of the Soviet Union, countries of south and southeast Asia and Latin America. Accordingly, we are, in significant part, dependent upon such sales. A number of these countries have only recently adopted a relatively free market economy and, in many instances, they have a business environment very different from that of Western Europe and North America. We face the following risks from our international operations, several of which are more significant in the emerging markets than in other countries:

•	longer sales cycles;

•	greater difficulties in collecting accounts receivable;

•	the standardization of, and certification requirements for, national tele-communications equipment and changes in regulatory requirements, with which our products may not comply;

•	difficulties in staffing and managing overseas subsidiaries and foreign operations;

•	difficulties in protecting intellectual property;

•	potentially adverse tax consequences;

•	laws and business practices favoring local competitors;

•	economic or political instability;

•	the impact of military or civil conflicts, epidemics and other occurrences likely to adversely affect local economies;

•	the imposition by governments of controls that would prevent or restrict the transfer to us of funds;

•	compliance with a wide variety of complex foreign laws and treaties; and

•	variance and unexpected changes in local laws and regulations.

If we fail to overcome the challenges we encounter in our international operations, and in particularly those relating to emerging markets, our business and results of operations will be materially adversely affected.

In certain of the emerging markets in which we do business, we are obliged to provide extended payment terms, which increases our exposure to bad debts that could materially adversely affect our results of operations.

In order to effect sales in certain of the emerging markets in which we do business, in particular former republics of the Soviet Union, we are sometimes obliged to provide customers or resellers with extended payment terms, frequently with less secure credit terms. This increases our exposure to the risk of bad debts, which could materially adversely affect our results of operations.

Substantial sums were allocated to goodwill and intangible assets as a result of the acquisitions made by us in 2005 and should it become necessary to write-off a material part of this, our results of operations could be materially adversely affected.

In June 2005, we purchased Laurel Networks, Inc., which initially became our Data Networking Division, and now forms part of our Transport Networking Division. The sum of $37.1 million was allocated to goodwill in connection with that purchase and a further $1.2 million was allocated to goodwill in connection with our purchase of sales and support activities in Russia. (For details of such acquisitions, see Item 4 - “Information on the Company” under the caption “Capital Expenditure and Divestitures since January 1, 2004.) Goodwill and other intangible assets that have indefinite useful lives are tested at least annually for impairment. Should a test disclose that there has been a permanent impairment of a material part of the value of goodwill, it would be necessary to write-off such amount, and this could materially adversely affect our results of operations.

In addition, in connection with the purchase of Laurel Networks and the acquisition in Russia, as well an acquisition in 2005 of certain optical activities and technology in China, the aggregate sum of $40.7 million was allocated in 2005 to intangible assets, of which $38.2 million was allocated to core technology products, which have a weighted-average useful life of approximately seven to ten years. At December 31, 2006, a balance of $32.7 million remained to be amortized in respect of these acquisition-related intangible assets, of which, $28.5 million related to the Laurel Networks acquisition. Notwithstanding the schedule for amortization of these intangible assets, such assets are regularly examined for impairment. Should such examination disclose that there has been a permanent impairment of a material part of the value of the amount still allocated to such assets, it would be necessary to write-off such amount, and this, too, could materially adversely affect our results of operations.

Our proprietary technology is difficult to protect, and the unauthorized use of our proprietary technology by a third party may impair our ability to compete effectively.

We rely on a combination of patent, copyright, trademark and trade secret laws, non-disclosure, licenses and other contractual agreements and technical measures to protect our intellectual property rights. We can give no assurance that any patents that we hold will not be challenged by third parties or that any of these other measures will protect our intellectual property. Additionally, our products are sold in foreign countries that provide less protection of intellectual property than that afforded by U.S. and Israeli laws. Furthermore, part of our research and development activities takes place in countries where the business environment is less sensitive to the preservation of intellectual property rights, and we may face greater exposure to the theft or unauthorized use of our intellectual property and to our inability to adequately protect our intellectual property rights. Competitors or potential competitors may also attempt to copy or reverse engineer aspects of our product lines or to obtain and use information that we regard as proprietary. If we are unable to maintain the security of our proprietary technology, it could have a material adverse effect on our business.

We are subject to claims that our products infringe upon the proprietary rights of others, the consequences of which may harm our ability to sell and develop our products or cause us to incur additional costs in licensing fees.

Many participants in the telecommunications industry have an increasing number of patents and patent applications and have frequently demonstrated a readiness to pursue litigation based on allegations of patent or other intellectual property infringement. Consequently, from time to time, we face claims that our products infringe upon the intellectual property rights of third parties.

Furthermore, as we extend our research and development activities in emerging markets, our exposure to such claims may increase as the business environment and workforce in these countries may be less sensitive to the preservation of proprietary rights and we may unintentional infringe a third party’s rights.

Accordingly, we are forced to defend ourselves or our customers, manufacturers or suppliers against those claims. Third-party claims may also require us to enter into license arrangements. If we cannot successfully defend these claims or obtain any necessary licenses on commercially reasonable terms or at all, we may be forced to stop selling some of our products. We could incur substantial costs to defend similar claims. A successful claim of infringement against us or our failure or inability to develop non-infringing technology or license the infringed technology, on acceptable terms and on a timely basis, if at all, could harm our business, results of operations and financial condition. (See Item 4 – “Information on the Company” – “Business Overview”, under the caption “Intellectual Property & Proprietary Rights” and Item 8 – “Financial Information” under the caption “Legal Proceedings”.)

We and some of our subsidiaries have not received final tax assessments for several years and may be subject to additional and unexpected tax demands, which may adversely affect our results of operations.

We have not received a final assessment for tax in Israel since an assessment with respect to the fiscal year 2001. In addition, many of our tax returns in the countries in which we operate or have operated are not final and may be subject to tax audits and assessments by the applicable tax authorities. We can give no assurance that we will not be subject to future tax audits or assessments for tax (including value added tax), customs duties and other levies by applicable authorities. In such event, we may be required to pay additional amounts, as a result of which our results of operations may be adversely affected.

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

Our future performance depends, in significant part, upon the continued service of our key technical, scientific, management and sales employees, and our continuing ability to attract new highly qualified technical, scientific, managerial and sales personnel. There is strong competition for the services of such personnel, both in Israel and abroad. If we cannot retain or are unable to hire such key personnel, our business and results of operations may be materially adversely affected.

The operations and results of operations of affiliated companies may have a material adverse effect on our results of operations.

We do not have control over the operations of Veraz Networks, Inc., a corporation in which we have a significant minority interest. The results of Veraz Networks are reflected in our financial statements on an equity basis and could have a material adverse effect on our results of operations. In 2006, 2005 and 2004, our share in the losses of Veraz Networks was $7.3 million, $4.3 million and $3.4 million, respectively.

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

Our two largest shareholders are both controlled by the same corporation, which can significantly influence matters requiring shareholders’ approval.

Our two largest shareholders are wholly owned subsidiaries of Koor Industries Ltd., or “Koor”, which owns 27.6% of our shares, and Clal Industries & Investments Ltd., or “Clal”, which owns 12.7% of our shares. Koor and Clal are both majority-held subsidiaries of companies in the IDB Group and controlled by IDB Holding Corporation Ltd. Furthermore Koor and the Clal subsidiary that owns our shares are parties to a shareholders agreement relating to, among other things, the election of directors. (See Item 7 – Major Shareholders and Related Party Transactions” under the caption “Major Shareholders.”). Accordingly, IDB Group companies have significant influence over all matters requiring shareholder approval, including the election and removal of the majority of our directors and the approval of significant corporate transactions. This concentration of ownership could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares. This concentration of ownership may also adversely affect our share price. In addition, the market price of our shares may be adversely affected by events relating to companies in the IDB Group that are unrelated to us. (See Item 7 – Major Shareholders and Related Party Transactions” under the caption “Major Shareholders.”)

Some members of our board of directors may have conflicts of interest with us, and some of these conflicts may be resolved in a manner that is adverse to us.

Four of the members of our board of directors are directors and/or executive officers of, or are otherwise affiliated with, major shareholders of ours or a group holding a substantial proportion of our shares, including the chairman of our board. These individuals may have conflicts of interest with respect to business opportunities and similar matters that may arise in the ordinary course of business. (See Item 6 – “Directors, Senior Management and Employees” and Item 7 – “Major Shareholders and Related Party Transactions”.)

Man-made problems such as computer viruses or terrorism may disrupt our operations and adversely affect our operating results.

Our servers and equipment and those of our major customers, like those of all businesses, are vulnerable to computer viruses, break-ins, and similar disruptions from unauthorized tampering with computer systems. Any such event could have a material adverse effect on our business, operating results, and financial condition. In addition, the continued worldwide threat of terrorism and heightened security, in response to this threat, or any future acts of terrorism, may cause further disruptions and create further uncertainties or otherwise materially harm our business, operating results, and financial condition. To the extent that such disruptions or uncertainties result in delays or cancellations of customer orders or the manufacture or shipment of our products, our business, operating results, and financial condition could be materially and adversely affected.

Risks Relating to Our Location in Israel

Conditions in Israel may limit our ability to develop, produce and sell our products. This could decrease our revenues.

Our corporate headquarters and principal offices and most of our research and development, engineering and manufacturing operations, and those of many of our subcontractors and suppliers, are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a state of hostility, varying in degree and intensity, has existed between Israel and its various Arab neighbors, including the Palestinian Arabs in the territories administered by Israel following the Six Day War of 1967. This has led to security and economic problems for Israel. There is currently somewhat of an impasse in the peace process and this could adversely affect the Israeli economy. Any armed conflicts or political instability in the Middle East region could negatively affect local business conditions and could harm our results of operations. Furthermore, several countries restrict doing business with Israel and Israeli companies. These restrictive laws and policies may harm our operating results, financial condition or the expansion of our business.

Our operating results and financial condition could also be adversely impacted by industrial action in Israel. For example, a strike or work stoppage affecting Israel’s ports could severely impede our ability to export our products to the majority of our customers, who are outside Israel.

For additional details, see Item 5 – “Operating and Financial Review and Prospects” – “Operating Results” under the caption “Economic, Political and Military Conditions in Israel”

Our results of operations may be negatively affected by the obligation of our personnel to perform military service.

Most able-bodied male adult citizens and permanent residents of Israel, including many of our employees, are obligated to perform annual military reserve duty, which could accumulate annually from several days to up to two months in special cases and circumstances. The length of this reserve duty depends, among other factors, on an individual’s age and position in the military. Additionally, these residents may be called to active duty at any time under emergency circumstances. Reserve duty may be increased as a result of an increased level of violence with the Palestinians or military conflict in the region, as was the case during the 2006 war in Lebanon. Our operations could be disrupted by the absence for an extended period of time of one or more of our executive officers or key employees or a significant part of our workforce due to military service. Any disruption in our operations due to loss of any of our key personnel or a substantial number of our employees could harm our business. (See Item 5 – “Operating and Financial Review and Prospects” – “Operating Results” under the caption “Economic, Political and Military Conditions in Israel”.)

The government grants we have received for research and development expenditures may be reduced further or eliminated due to government budget cuts, or the cost to us of such grants may become more expensive. These grants also limit our ability to manufacture products and transfer know-how outside of Israel and require us to satisfy specified conditions.

We currently receive grants from the government of Israel through the Office of the Chief Scientist of Israel’s Ministry of Industry, Trade and Labor for the financing of a portion of our research and development expenditures in Israel. The Israeli government has reduced the benefits available under this program in recent years and may reduce or eliminate these benefits in the future. In 2006, 2005 and 2004, the grants we received totaled approximately $9.0 million, $5.8 million and $8.0 million, respectively, compared with $14.5 million in 2003 and $21.8 million in 2002.

The Israeli government is also in the process of formulating a proposed amendment to the royalty regulations to the law regarding such grants. The amendment is expected to include changes to the royalty rates, which are likely to vary from company to company based upon certain criteria, and is expected to increase the royalty rates and the rates of interest repayable by us in connection with such grants.

If we are unable to receive future grants from the Office of the Chief Scientist on substantially the same terms as we currently receive these grants, our business and financial condition could be materially adversely affected.

When know-how or products are developed using Chief Scientist grants, the terms of these grants require the prior approval of the Office of the Chief Scientist to the manufacture outside of Israel of products based on this know-how. Any approval, if given, will generally be subject to additional financial obligations. In addition, when technology developed with these grants is to be transferred outside Israel or to third parties in Israel, the prior approval of the Office of the Chief Scientist is required. If we fail to comply with the conditions imposed by the Office of the Chief Scientist, including the payment of royalties with respect to grants received, we may be required to refund any payments previously received, together with interest and penalties. Should we encounter difficulties in obtaining the approval of the Office of the Chief Scientist for the transfer of manufacturing rights out of Israel, this could have a material adverse effect on strategic alliances or other transactions that we may enter into in the future that provide for such a transfer. (For additional details, see Item 5 – “Operating and Financial Review and Prospects” – “Operating Results” under the captions “Economic, Political and Military Conditions in Israel” and “Research and Development, Patents and Licenses, etc.”.)

Provisions of Israeli law could delay or make difficult a change of control and this could impact the price of our shares.

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

The provisions of the Companies Law could make it more difficult to acquire ECI, which could impact our share price. (For additional details of such restrictions, see Item 10 – “Additional Information” – “Articles of Association” under the caption “Anti-Takeover Provisions: Mergers and Acquisitions”.)

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

We are incorporated in Israel. Most of our executive officers and directors are not residents of the United States, and a substantial portion of our assets and the assets of these persons is located outside the United States. Therefore, it may be difficult to enforce a U.S. judgment based upon the civil liability provisions of the U.S. federal securities laws in an Israeli court or to effect service of process upon us and our officers and directors. Additionally, it may be difficult to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel.

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

We have experienced and may continue to experience significant fluctuations in our quarterly and annual results of operations. Factors that have contributed to and may in the future contribute to such fluctuations in our results of operations include:

•	the capital spending patterns of our customers;

•	the size and timing of orders, including order deferrals, subsequent shipments, and customer acceptance;

•	variations in mix of products sold or customers;

•	market acceptance of new products;

•	cost estimates of new products;

•	the timing of our product introductions or enhancements or those of our competitors or providers of complementary products;

•	delays in obtaining the supply of components;

•	write-offs due to inventory obsolescence;

•	goodwill write downs;

•	fluctuations in currency exchange rates;

•	the timing of approval of Israeli government research and development grants;

•	one-time charges; and

•	changes in accounting rules, such as recording compensation expenses for employee stock-based incentives.

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

In September 2004, a motion was filed with a court in Israel to certify a suit as a class action against a number of potential defendants including Tadiran Telecommunications Ltd., or “TTL” (which had been acquired by, and merged with and into, ECI at the beginning of 1999), in connection with matters that alleged occurred prior to 1999. In January 2005, we were also served in connection with a different purported class action complaint filed in the State of Maryland against ECtel and certain of its former officers and directors, which complaint has been dismissed by the court, although the plaintiff has a right of appeal. (For details of both these proceedings, see Item 8 under the caption “Legal Proceedings”.) Although we are vigorously defending both actions, class actions and securities litigation are both time-consuming and costly and could divert the attention of our senior management. An unfavorable resolution of these lawsuits or any future lawsuits, to the extent that we may not be covered by insurance, could materially adversely affect our results of operations and financial condition.

We may be classified as a passive foreign investment company and, as a result, our U.S. shareholders may suffer adverse tax consequences.

Generally, if (taking into account certain look-through rules with respect to the income and assets of our subsidiaries) for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or “PFIC”, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to our U.S. shareholders, including having gains realized on the sale of our shares be treated as ordinary income, as opposed to capital gain, and having potentially punitive interest charges apply to such sale proceeds. A decline in the value of our ordinary shares may result in our becoming a PFIC. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares.

Based upon our calculations, we believe that we were not a PFIC in 2006. We currently expect that we will not be a PFIC in 2007. However, PFIC status is determined as of the end of the taxable year and depends on a number of factors, including the value of a corporation’s assets and the amount and type of its gross income. Therefore, we can give no assurance that we will not become a PFIC for fiscal year 2007 or in any future year. (For a discussion of how we might be characterized as a PFIC and related tax consequences, see Item 10 – “Additional Information” – “Taxation” under the caption “U.S. Federal Income Tax Considerations.”)

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

The market price for our shares has been and is likely to continue to be highly volatile. From the beginning of 2003 through the end of 2006, the reported high and low sales prices of our shares ranged from a low of $1.55 per share to a high of $12.00 per share. The market price of our shares could be subject to wide fluctuations in response to numerous factors, including the following:

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

In addition, the stock market in general, and the market for Israeli and technology companies in particular, have been highly volatile. Many of these factors are beyond our control and may materially adversely affect the market price of our ordinary shares, regardless of our performance. Shareholders may not be able to resell their shares following periods of volatility because of the market’s adverse reaction to such volatility and we may not be able to raise capital through an offering of securities. (For details of the high and low market price of our shares over recent years see Item 9 – “Offer and Listing” under the caption “Stock Price History”.)

ITEM 4. INFORMATION ON THE COMPANY

History and Development of the Company

Corporate History & Details

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

Important Business Developments since January 1, 2006

In January 2007, we formed our Transport Networking Division by the merger of our Optical Networks Division and our Data Networking Division. The new division will focus on developing our next generation optical transport and Ethernet products and solutions, leveraging the Data Networking Division’s IP routing technology. (For details, see below in this Item under the caption “Our Operations” – “Transport Networking Division”.)

On April 4, 2007, an S-1 Registration Statement filed with the SEC by Veraz Networks, Inc., in which we had a 40.1% interest (on a non-diluted basis), was declared effective. The Registration Statement relates to an initial public offering by Veraz Networks of its shares of Common Stock, including shares being offered by us as selling stockholder. Following the offering, our holdings in Veraz Networks are reduced to 27.6% (on a non-diluted basis), assuming no exercise by the underwriters of an over-allotment option granted to them. (For further information, see below in this Item under the caption “Other Interests of ECI” - “Veraz Networks”.)

Capital Expenditures and Divestitures since January 1, 2004

The principal businesses and interests acquired by us since January 1, 2004 are as follows:

Purchase of activities and technology from Eastern Communications –In April 2005, we acquired the optical activities and technology of Eastern Communications Co. Inc. of China, for approximately $8.5 million, which broadened our Multi-Service Provisional Platform product line. The acquired unit was merged with the operations of our then partly-owned Chinese subsidiary, Hangzhou ECI Telecommunications Co., or “HETC”, which is part of our Transport Networking Division. As a result of the transaction, our interest in HETC increased to approximately 72.4%.

Purchase of Laurel Networks – In June 2005, we acquired 100% of the outstanding common shares of Laurel Networks, Inc., a provider of Next-Generation IP/MPLS Multi-Service Routers, for $88 million. Following the transaction, Laurel Networks initially became our Data Networking Division and now forms part of our Transport Networking Division.

Purchase of sales and support activities in Russia – In September 2005, we acquired for approximately $5.3 million the sales and support activities of MMG Ltd. (a company incorporated in Guernsey, Channel Islands), our former agent in Russia, including rights that we had previously granted to MMG to distribute and install our products in Russia.

Additional investment in Veraz Networks – In January 2007, we invested $3.3 million in Veraz Networks, Inc., as part of a private placement of shares by Veraz Networks. (For information relating to Veraz Networks, see below in this Item under the caption “Other Interests of ECI” – “Veraz Networks”.)

Purchase of remaining minority interest in HETC – In February 2007, we completed the purchase of the remaining 27.6% minority interest in our Chinese subsidiary, HETC, for $3.8 million, increasing our interest from 72.4% to 100%. This followed our agreement to purchase such interest in October 2006.

Other items of principal capital expenditures during the last three years related to the purchase of equipment and other fixed assets. These expenses totaled $24.3 million in 2004, $24.5 million in 2005 and $30.9 million for 2006. Of this amount, approximately $12.7 million, $5.3 million and $4.7 million, respectively, was spent on the implementation of new ERP (enterprise resource planning) systems throughout our company, a process which we commenced in 2003.

Our principal capital divestitures since January 1, 2004 are as follows:

•    Sale of ECtel’s Government Surveillance Business – In March 2004, ECtel Ltd. (Nasdaq: ECTX), then a subsidiary of ECI, completed the sale of its government surveillance business to Verint Systems Inc. for approximately $35 million in cash.

•    Initial Distribution of Shares of ECtel – On May 10, 2004, we distributed to our shareholders 7.6 million of the approximately 10.5 million shares then held by us in ECtel Ltd., reducing our holdings in ECtel from approximately 57.9% to approximately 16.0% of that company’s outstanding shares.

•    Sale of Interest in NetKit Solutions LLC – In January 2005, we sold our 20% interest in NetKit Solutions LLC. NetKit produces, markets and services certain of the Telematics products, a discontinued product line of ECI. As a result of the sale, we registered a gain of approximately $2.4 million in the first quarter of 2005.

•    Sale of GVT Notes and Warrants – In April 2005, we completed the sale to ABN Amro Bank N.V of Notes and convertible warrants that had been issued to us in connection with debt owed to us by Global Village Telecom Ltda., or “GVT”, a Brazilian company. The consideration for the transaction was the sum of $96.2 million paid to us in cash, plus a further potential gross amount of approximately $3.3 million, based upon the occurrence of certain contingencies. The transaction resulted in a capital gain for us of approximately $10.4 million, excluding the contingent amount. (For details of the GVT transaction, see Item 10 – “Additional Information” under the caption “Material Contracts”.)

•     Sale of Building in Clearwater, Florida – In October 2005, we sold a building owned by us in Clearwater, Florida, for $5.8 million. The building, which had been acquired by us as part of our merger with Tadiran Telecommunications Ltd. in 1999, had been leased to a third party. In respect of this sale, we registered a gain of $1.8 million in the fourth quarter of 2005.

•     Distribution of Remaining Shares of ECtel – On July 11, 2006, we distributed to our shareholders the remaining 2,890,325 shares held by us in ECtel Ltd., which then represented approximately 15.9% of that company’s outstanding shares.

Business Overview

Our Company

We provide scalable broadband access, transport and data networking infrastructure platforms for optical and digital telecommunications networks. We design, develop, manufacture, market and support telecommunications solutions for evolving services, including voice, data, video and multimedia, and for building next generation converged networks. Our products are designed to create and manage bandwidth, maximize revenues for network operators, reduce operating expenses, expand capacity, improve performance and enable new revenue-generating services. We market our products to wireline and wireless service providers, worldwide.

We now operate primarily through two divisions: the Broadband Access Division and the recently-formed Transport Networking Division (which until January 2007 was two separate divisions: the Optical Networks Division and the Data Networking Division). We have certain other operations, which include the supply of certain systems and components based upon the DCME technology. In addition, we have interests in a number of other companies. In particular, we have a significant holding in Veraz Networks, which operates in the area of next generation telephony solutions and voice over IP equipment.

At December 31, 2006, we had a total workforce of 3,032 employees.

Industry Background

ECI addresses five major communications segments: wireline telecommunications service providers; wireless telecommunications service providers; utility companies that lease use of their networks; the cable/multi service operator, or “MSO”, segment; and government and military agencies.

Wireline services are provided by a variety of companies around the world. Typically, wireline networks are comprised of three main parts: the long distance (or core) network, the metropolitan (or metro) network and the local access network. Long distance and metro networks are fast evolving to optical infrastructure, often in conjunction with moving from legacy technologies to IP technologies in order to deliver more advanced services over this infrastructure. The access networks are typically based on copper in developed markets and radio or microwave infrastructure in emerging markets. Just as there is a move from older technologies to IP in the long distance and metro networks, we are seeing this happen in the access networks as well, especially in the developed markets.

Wireless service providers typically provide the radio access network and, in some markets, are moving to building out their own core and/or metro networks. This gives them an opportunity to manage service delivery quality and costs. There is a growing demand for wireless backhaul networks, which connect radio access networks to the metro network, as the number of mobile subscribers continues to grow.

Utility companies, acting as alternative carriers, require advanced optical solutions for deploying their independent networks. They then in turn lease capacity on these networks to other carriers.

Cable operators/MSOs use coaxial and fiber infrastructure to build out their networks. They compete primarily with wireline service providers, as they have no radio infrastructure or spectrum licenses.

Government and military agencies are significant users of networking infrastructure. They are currently transitioning towards a converged communication, command control and computing environment that requires an advanced networking infrastructure to enable and support these capabilities.

Over the years, there has been significant growth in data communications, wireless telephony and especially the Internet. The growth of Internet usage has stimulated bandwidth requirements in access, metro and core networks. Competition over which access technology is going to prevail in delivering voice, data and video to the home has risen. On the one side are the wireline and wireless telecommunications service providers, which control vast backbone networks, both metro and core, and have competitive access networks including wireless, copper and fiber/optical. On the other side are the cable companies, which want to use their newer cable infrastructure to deliver high quality content, but are missing wireless access capabilities currently and have not yet invested significantly in optical access. They are predominately coaxial based. The competition to see who can attract and retain the subscriber will be determined based on the quality and pricing of the communication services. The competition between these service providers is intense, especially in markets where cable services are prevalent.

In addition to the increasing demand for bandwidth, the telecommunications market is currently characterized by the convergence of voice and data services leading to the evolution towards the triple play solution. This creates the need for unified access platforms that provide more than one service and more enhanced network management capability. This increasing demand drives the need for platforms that can deliver more than one capability at a time.

Our product portfolio is aligned with major capital expenditure areas in emerging markets such as Russia, Ukraine and India, where ECI has been especially active, as well as in ECI’s traditional European market, where there has been growth in the DSL broadband access arena.

(For various business and market/technology trends, see Item 5 – “Operating and Financial Review and Prospects” under the caption “Trend Information”.)

Our Operations

Transport Networking Division

General

Our Transport Networking Division, or “TND”, was formed in January 2007 as a result of the merger of our Optical Networks Division, or “OND” and our Data Networking Division, or “DND”, headquartered in Pittsburgh, Pennsylvania, USA, and which was known as Laurel Networks until its acquisition by ECI in June 2005. DND offered high-performance edge routers and developed new technologies intended to become integral primarily in our next generation Transport solutions as they evolve to encompass IP and packet capabilities.

The primary products of TND are our optical network systems, which provide telecommunications service providers with intelligent and flexible high-density, data-aware transport solutions for the metro access, metro-core and regional networks. This product line enables end-to-end transport of voice and data from the user’s premises to high-capacity optical backbones, supports the process of streamlining the use of optical networks and allows telecommunications service providers to offer additional services with greater efficiency. These optical transport systems are used by wireline and wireless service providers, utilities and cable/MSO's and in military and government networks.

As part of our strategy to expand and diversify our global development resources and augment our product line, in April 2005, we acquired the optical activities and technology of Eastern Communications Co. Inc. This acquisition broadened our current Multi Service Provisioning Platform, or “MSPP”, product line, by adding a compact, affordable optical access product. The acquired operations were merged with Hangzhou ECI Telecommunications Co. Ltd., or “HETC”, our subsidiary in China, increasing our interest to 72.4%. We have now acquired a 100% interest in HETC.

The division is also still offering bandwidth management solutions. These consist of digital cross-connect products, which enable end-to-end bandwidth management of global data and voice communications networks. Digital cross-connections allow telecommunications service providers to enhance the efficiency of bandwidth usage across their transport networks, converting the raw bandwidth provided by optical equipment into differentiated telecommunication services. The bandwidth management solutions product line is a mature product set and does not contribute materially to our long term income expectations. Accordingly sales have been declining in recent years and are expected to continue to decline.

The division also sells products that enable telecommunications carriers and service providers to deliver IP-based data, voice, and video services. Designed to meet carriers’ scalability needs, the routers allow new services and capabilities to be added to carrier networks, intended to be without incremental cost, as the subscriber base grows.

In 2006, our Optical Networks Division and Data Networking Division generated combined sales of $396.8 million, of which $11.1 million were generated by the Data Networking Division, and, as of December 31, 2006, together employed approximately 1,300 persons worldwide. This figure includes 220 employees of HETC in China.

Products

Following is a description of our TND products:

Application	Product	Description
Optical Transport Products	XDM®
A family of products for metro access, metro core and regional networks. XDM is a versatile product that can be configured as an MSPP platform, a WDM optical platform or as a hybrid supporting both functionalities. Accordingly, the platforms support SDH/SONET multiplexing, Ethernet connectivity (IP/MPLS and Layer 2), ATM switching, CWDM, DWDM wavelengths supporting Optical Transport Network, or “OTN”, technology, digital cross-connect functionality, and end-to-end service provisioning. Hybrid solutions give the benefits of optical Performance Monitoring, or “PM”, and protection and different types of SDH and SONET protection.

The XDM family features a range of shelves, each optimized for different applications and configurations.
The main shelves include:

• The XDM-40/50/100/200 designed for metro access and wireless (cellular) networks including sophisticated Layer 2 Ethernet capabilities and CWDM/DWDM functionality for substantial expansion of data and storage services.

• The XDM-400/500/1000/2000 designed for metro edge, metro core and regional networks with high capacity and with optimum wavelength utilization through intelligent aggregation of low-bit rate services. The product line supports a variety of capacities up to 120Gbps with full, non-blocking, low order (VC12) cross-connection. Ethernet and ATM data cards could be added to the systems, providing Layers 1 and 2 switching capabilities. By just plugging in additional cards, CWDM/DWDM layer is supported all the way from the access to metro, core and regional in single platform with network flexibility using an advance multi degree Reconfigurable Optical Add & Drop Multiplexer, or “ROADM”.

Optical Network Systems Products (cont.)		.
BroadGate®
A family of access and end user equipment complementing the XDM product lines. The Broadgate line includes four main products:

• Micro-SDM1TM – A miniature, multi-purpose 155 Mbit/s add and drop multiplexer with full cross-connect and interfacing with a variety of traffic. The Micro SDM-1 is intended for customer premises, Central Offices, and indoor or outdoor street cabinets. An efficient STM-1 multiplexer for wireless service providers.

• NTs – Customer premises fiber based SDH units enabling operator’s roll out of full range narrowband, wideband and broadband services including voice, IP and video.

• SAN-XT – Customer Located Equipment, or “CLE”, for storage traffic interfaces such as Fiber Channel and ESCON. The SAN-XT enables operators to offer and deploy disaster recovery services together with the XDM metro solutions.

• BroadGate – 40/20 - miniature multi-service provisions platform, or “MSPP”, designed for metro access and Wide Area Networks, or “WANs”. The scalable architecture of the BroadGate-40/20 allows for the provisioning of new carrier-class Ethernet services over SDH to meet the needs of medium and large enterprises, utility companies and wireless service providers. The BroadGate-40 and BroadGate-20 supports standard TDM services starting from 64Kbps (DS0) through DS3/E3 and up to STM1 and STM4.

LightSoft® Network Management Solution
LightSoft offers an exceptional multidimensional approach to the management of today's converged networks. It helps enable a service provider to realize the full potential of its optical and SDH/SONET network through integrated network-wide management. Within one integrated management system, LightSoft enables a customer to control all the network elements described above and obtain a complete view of the network at a glance. The main advantage of the LightSoft is its ability to provide network-wide, automatic, end-to-end service that can be integrated into customers’ transport networks due to ECI’s open management architectures and interfaces.

Bandwidth Management Products	T::DAX®
A high capacity TDM multi-service cross-connect system that provides All-Band™ (broadband, wideband and narrowband) bandwidth management on a single platform. Supports both North American Async/SONET and European PDH/SDH standards, as well as gateway between standards. It also can serve as a gateway between standards and is commonly deployed between networks implementing different standards. The product aggregates, cross-connects and manages traffic from 2.5 Gbps down to 64 kbps. It allows global and international service providers to simplify their networks by flexibly and transparently transmitting signals across continents and standards while managing end-to-end global trunks.

Derived from the T::DAX technology, there are two access products available:

• T::DAX 100 – a compact single-shelf cross-connect system fully-featured solution for small sites. Its architecture is highly integrated and compact, but fully featured and redundant assuring a robust, cost-effective and easily serviceable platform.

• T::MUX – a hybrid terminal multiplexer, ideal for adding or dropping DS1, E1 and/or DS3 signals into STM1 / OC3 optical interface. It supports AU-4 and AU-3 multiplexing structures for the SDH mapping, making it a cost-effective and flexible differentiator in hybrid telecom network.

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

Data Networking Products	ST™200 Edge Routers
Our ST200 high-capacity, high-density edge router offers the flexibility and features needed at the edge of an IP or MPLS backbone to deliver packet-based services that meet the needs of today's networks. Through its flexible edge-optimized architecture, the ST200 enables providers to enhance existing services and offer new services at significantly lower capital and operational costs than other platforms. It combines multi-service edge routing capabilities with broadband aggregation, or “BRAS” capabilities in one platform.

ST™50 Service Edge Routers
The ST50 router features precisely the same technology as the ST200 – in a smaller footprint. A high-performance, modular, carrier-class edge router with the granularity required by emerging and small to medium-sized carriers, the ST50 is well-suited for deployment in central offices, headends, and points of presence.

ShadeTree™ Management Suite
ShadeTree™ Management Suite is a powerful, open service provisioning and policy management system designed to reduce the time and costs associated with deploying Layer 2 / Layer 3 VPNs and on-demand, triple play services. By offering subscriber self-management, automating the configuration of network elements, simplifying service definition, and accelerating new service deployment, ShadeTree MS allows carriers to lower the costs of adding new services to their portfolios

Each of the above product lines has been in production since at least the beginning of 2004, except for the LightSoft Network Management Solution, first introduced in 2004, the XDM-50 and BroadGate-40, first introduced in the second half of 2005 and the BroadGate-20, first introduced in 2006. During 2006, we discontinued sales of the SYNCOM and Micro LAN products.

Broadband Access Division

General

Our Broadband Access Division, or “BBA”, develops, manufactures, markets and sells innovative access products that enable telecommunications service providers to mass deploy broadband networks and offer a variety of advanced services. This division’s solutions enable telecommunications service providers to enhance their existing local loop usage performance and efficiency, increase line capacity and facilitate advanced services on existing infrastructure, and to introduce fiber to the curb, node and premises (FTTx) as well as similar solutions with even higher capacity.

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

Over the last several years, there has been a significant rise in demand for advanced broadband services, driving the need for broadband access products. This has also led to significant price declines, both in services offered as well as the technologies enabling such services. Telecommunications service providers around the world have viewed DSL technologies as a means for boosting revenues while leveraging their existing investment in the copper infrastructure and have viewed fiber technology as a means to compete with the cable-based service providers. Our products in this category respond to these needs by providing customers with the opportunity for increased revenues while emphasizing the low cost of ownership inherent in our broadband access product line.

In 2006, our Broadband Access Division generated revenues of $225.1 million and, as of December 31, 2006, employed 559 persons worldwide.

Products

The Broadband Access Division’s current product line comprises the following:

Application	Product	Description
Broadband Access Products	Hi-FOCuS® 5

Pure Ethernet / IP based, Multi-Service Access Node, or “MSAN” (earlier generations of this family of products being known as Multi-Service Access Gateways, or “MSAG”). Introduced at the end of 2005, it is optimized for remote and Central Office, or “CO”, installations, to enable super high bandwidth applications such as FTTx / GPON. The product supports advanced xDSL (ADSL2+ and VDSL2), fiber access (PON and P-t-P) and integrated broadband voice and TDM services (BLC).

Hi-FOCuS® 4

CO and remote locations MSAG, launched in 2003, provides ATM based services with a smooth migration path to Ethernet based networks. Supports xDSL, fiber based access, and integrated broadband voice / TDM services (BLC).

	MicroRAM®	Remote DSLAM for street cabinet, wall mount and rack mount installations. Provides fiber to the building solutions and DSLAM service to street cabinet.
	MiniRAM®	Remote DSLAM for street cabinet installations. Includes a large variety of both basic and extension units for multiple xDSL technologies.
	RLP	Remote Line Powering, or “RLP”, feeder unit (CO side) and RLP remote unit provides powering for Outside Plant, or “OSP”, units, Remote DSLAMs (RT). Launched in 2005.
MiniCABTM

Complete “street cabinet in a box,” Remote DSLAM for OSP installations, launched in 2005. It features xDSL technology fully supporting Ethernet interconnection and can be remotely powered via copper lines.

	M-series MiniSHELFTM	New family of remote and CO location platforms, launched in 2005, aimed to provide high end capacity for “bandwidth hungry” access solutions.
	B-FOCuS®	Customer Premises xDSL Equipment, or CPEs, for residential and SOHO installations. Includes CPEs for all the xDSL and fiber technologies supported by the Hi-FOCuS platforms described above.
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

Unless otherwise stated, each of the above product lines have been in production since at least the beginning of 2004, the Hi-FOCuS product line having been in production since 1999. The Hi-FOCuS 4 largely replaced the SAM family of MSAGs, the most recent of which was the SAM 480. In addition, until 2005, we produced the FlexRam® mid-size street cabinet installation.

Manufacturing

A substantial proportion of our products are manufactured by our manufacturing units in Israel, primarily at our plants in Ofakim and Kiriat Shmona. However, part of the manufacturing of our products is subcontracted to third party manufacturers in Israel, Southeast Asia and the United States. Final integration and testing are generally carried out at our facilities in Petah Tikva, Ofakim and Jerusalem.

We are ISO 9001:2000 and ISO 14001 certified. These standards, developed by the International Organization of Standards, or “ISO”, are the most widely recognized quality standards. ISO 9001:2000 relates to Quality Management and ISO 14001 relates to Environmental Management. In Israel, the certifications are awarded by Standard Institute of Israel, or “SII”, on behalf of International Certification Network. Our key product platforms have also received the TL 9000 certification, developed by the Quality Excellence for Suppliers of Telecommunications Leadership forum. TL 9000 expands and adapts ISO 9001:2000 standard requirements to the telecommunications industry. This certification is awarded in Israel by SII on behalf of the National Quality Assurance.

Sales and Marketing

Our products are sold primarily by our global sales force located in our offices around the world. However, in some markets, sales are also handled by local agents and resellers.

In addition to our sales representatives, we employ skilled pre- and post-sales teams that support the selling process and customers from the pre-sale stage (trials, tenders and homologations), to the post-sale stage in which we help our customers to implement the equipment in their networks and provide technical or logistical support.

Our main marketing efforts include:

•	building market awareness and acceptance of our brand and our products;
•	demonstrating product features that fulfill customers’ needs;
•	promoting and supporting partnerships and joint ventures;
•	utilizing trade shows, technical conferences, standards forums and customer events to promote ECI and its value propositions;
•	preparing and developing sales tools and programs to ensure sales force readiness and demand creation.
•	conducting market and competitive research; and
•	executing new product launch and market entry strategies.

In addition, we have signed several agreements with industry leading equipment vendors for the joint delivery of combined solutions, as may be required from time to time by various potential customers.

Customers

Our Transport Networking Division has a relatively wide customer base. The customers for our optical networks products include wireline and wireless service providers, as well as utility companies, cable /multi service operators, and government and military agencies throughout all the markets serve by us. As of December 2006, the division had more than 200 customers worldwide. The majority of the division’s customers are in emerging markets, such as south or southeast Asia and the former republics of the Soviet Union.

The customers of our Broadband Access Division are principally wireline service providers. In 2006, 90% of the division’s sales were in Europe and the two major customers, Deutsche Telekom AG and France Telecom, together accounted for approximately 74% of the division’s revenues and individually accounted for 12% to 13% of our total revenues.

Service and Customer Support

Our global professional services group provides the following eight main broad categories of services and support to customers of both of our principal divisions:

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

•	Services Solutions Package: We work with our customers to identify jointly and create services solutions packages for the telecommunications market, as a whole.

•	Managed Services: These services include network management, equipment, platforms and capacity management as well as network maintenance for various vendors and technologies.

•	Training Services: Offers packages of basic and advanced courses as part of our Training College.

•	Customized Services: A designed-to-order package of services created especially to meet customers’ individual needs, where required.

Research and Development

Our Transport Networking Division focuses its research and development efforts primarily in three directions: on the Multi Service Provisioning Platform, or “MSPP”; on the Optical Transport Network, or “OTN”; and on a new technological platform and software focused on IP based transport requirements.

In the MSPP product line, the division is focusing on enhancing its IP/MPLS, L2 and ATM offering, in order to establish a better position in the MSPP market and on strengthening the Metro access offering. The miniature MSPP products for the Metro access are fully developed by our research and development center at HETC in China, acquired in 2005.

The Transport Networking Division continues with the development of the CWDM/DWDM offering based on OTN as a key technology. The OTN solution is expanded into the access arena and provides an end-to-end portfolio that is specifically designed to address the growing demand for both triple-play service delivery and broadband business data transport. The development also focuses on extending the reach and enhancing the system flexibility, capacity and ease of operation of the product.

The division is also in the process of developing a new platform intended to become an IP platform for the next generation of products. In addition, there is considerable investment in the continued development of the Network Operating System (or “NOS”), known as ShadeTree. .

As of December 31, 2006, the research and development personnel of the two divisions that now comprise the Transport Networking Division consisted of 515 employees worldwide.

Our Broadband Access Division focuses its research and development efforts on developing and enhancing the Hi-FOCuS5 IP DSLAM and MSAN platforms. These efforts include new IP network features and new DSL line cards with new technology, such as VDSL2, and FTTX technologies.

Other products which the division continues developing are the GPON family of products, as part of its HF5 / MSAN solution, its multi service access gateway platforms, mainly in the fields of voice and video, and a new OSP’s (outside plant) family, which include Mini Cabinet hardened enclosure.

As of December 31, 2006, the Broadband Access Division’s research and development personnel consisted of 326 employees. This figure includes 60 employees of a third party in India, for whom we bear the cost and who are considered part of the division’s research and development force. This force is primarily engaged in the Hi-FOCuS4 family on-going features and maintenance activities. The Indian unit is able to develop end-to-end features with extensive testing on site.

Competition

Our Transport Networking Division operates in a highly competitive market, primarily with large vendors such as Alcatel-Lucent, Nortel, and Huawei, as well as, to a lesser extent, with vendors such as Ericsson (which now incorporates Marconi and Redback Networks), Nokia-Siemens and Tellabs.

With respect to the products of our Broadband Access Division, we face competition in the evolving broadband access market both from multi-product vendors, such as Alcatel-Lucent, Nokia-Siemens and Huawei, as well as, to a lesser extent, with Ericsson, UTStarcom and ZTE, and from single-product companies, such as Calix and Zhone. In the narrowband access market, our competitors include Alcatel-Lucent, Ericsson and Nokia-Siemens.

Other Interests of ECI

Veraz Networks

On December 31, 2002, we combined the principal activities of our NGTS operations with NexVerse Networks, Inc., a privately-owned U.S. corporation, which was renamed Veraz Networks, Inc., in connection with the business combination. Veraz Networks is a global provider of Internet Protocol, or “IP”, softswitches, media gateways and digital compression products to wireline, wireless and broadband service providers.

Until the initial public offering of its shares in April 2007 (see below), we held 40.1% of the outstanding voting rights in Veraz Networks (or approximately 33% on a fully diluted basis). This followed an additional investment by us in Veraz Networks of $3.3 million, as part of a private placement of shares by Veraz Networks in January 2007. As a subsequent part of this private placement, we may be required to invest a further $1.7 million.

In October 2006, Veraz Networks filed an S-1 Registration Statement with the SEC in connection with an initial public offering of its shares of Common Stock, including shares to be offered by us as selling stockholder, and subsequently filed amendments thereto. The offering relates to 9 million shares, comprising 6.75 million shares being issued by Veraz Networks and 2.25 million shares being sold by us. On April 4, 2007, the Registration Statement was declared effective and Veraz Networks announced the offering price of $8.00 per share (before underwriting discounts). The underwriters for the offering have also been granted a 30-day option to purchase up to an additional 1,012,500 shares by Veraz Networks and up to an additional 337,500 shares by us at the initial public offering price, to cover over-allotments, if any. We will be recording substantial gains in connection with the initial public offering, the final amounts to be determined based upon the possible exercise of the over-allotment option by the underwriters, as well as finalization of certain tax estimates. Following the offering, our holdings in Veraz Networks are reduced to 27.6% (or 23.6% on a fully diluted basis), assuming no exercise by the underwriters of their over-allotment option. Veraz will trade on the NASDAQ Global Market under the symbol “VRAZ”.

Veraz Networks’ IP products consist of its ControlSwitch softswitch solution and I-Gate 4000 family of media gateway products. Its media gateways are used to convert traditional telephone voice traffic into IP, compress the data packets and transport this data on IP networks. Its softswitch solution manages and directs the IP traffic (such as a voice call) to its appropriate destination, whether it starts out as IP traffic or is traditional traffic that has been converted. The media gateway and ControlSwitch products work together, allowing service providers to unify and manage IP and traditional networks. This benefits service providers with mixed networks by enabling them to deliver value-added communications services, such as toll-free and pre-paid calling, to users across legacy circuit-switched and IP networks, while enabling a smooth, incremental transition to all IP networks.

Veraz Networks also sells digital circuit multiplication equipment, or “DCME”, products. Upon formation of Veraz Networks, the intellectual property ownership of NGTS’s DCME business remained with ECI. DCME optimizes the transmission of voice across existing transmission links through the use of specific voice compression and voice quality enhancement algorithms that enable operators to increase the effective capacity of their transmission links. Under manufacturing and distribution arrangements between Veraz Networks and us, we supply DCME voice compression systems to Veraz Networks, and Veraz Networks is the exclusive distributor of such systems for sale to service providers globally. Veraz Networks’ business was initially focused on the sale of DCME products to service providers for use in their legacy networks, and it continues to sell DCME products compatible with both legacy and next generation networks. DCME sales comprise a significant, although declining, portion of Veraz Networks’ present business, as they have increasingly focused their efforts on their IP products.

ECI also has a non-exclusive distribution arrangement with Veraz Networks for the sale by us of its telephony products in certain regions. Under an agreement that expired at the end of 2005, we also supplied VoIP products to Veraz Networks.

Celtro, Inc.

Celtro, Inc. is a U.S. corporation, in which we have an approximately 9.55% interest (6.4% on a fully-diluted basis), formed in September 2003 to acquire our Celtro business unit. Celtro provides innovative wireless backhaul switching solutions in the Radio Access Network (RAN) for mobile operators to improve service delivery and increase network efficiency.

In addition, we have minority interests in several other small companies, as well as a number of venture capital funds.

Discontinued Operations

Apart from changes in our operations and principal activities mentioned above, we had held an interest in the following operations in the period since January 1, 2004.

ECtel Ltd.

ECtel Ltd. (Nasdaq: ECTX) was formed in 1990 as our wholly-owned subsidiary and, in October 1999, made an initial public offering of its shares. In May 2004, we distributed 7.6 million of our shares in ECtel to our shareholders, which reduced our beneficial ownership in ECtel from 57.9% to 16.0% (2.9 million shares) and, as a result, we ceased consolidating ECtel’s results and the activities of ECtel for all periods were treated as discontinued operations in our financial statements. In July 2006, we distributed to our shareholders the remaining shares held by us in ECtel.

ECtel develops and markets fraud prevention and revenue assurance solutions for converged telecommunications networks. These solutions equip telecommunications service providers with comprehensive data gathering and analysis capabilities to improve their operational efficiency and profitability by detecting and preventing fraud and supporting billing assurance / mediation functions or interconnection arrangements.

Breakdown of Revenues

For a breakdown of revenues by geographic markets, and details of revenues and certain other data from our financial statements with a breakdown according to the principal operations, for the fiscal years 2004 through 2006, see Item 5 below, “Operating and Financial Review and Prospects – Results of Operations”.

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

In connection with our current products and ongoing operations, we have approximately 285 granted patents and approximately 210 patent applications pending in North America, Europe, Latin America, Asia and Israel. Our patent applications include patents for technology relating to transmission (including wideband and narrowband cross-connects), SONET/SDH, ATM, xDSL, IP, optical networks and equipment, as well as network management services (including algorithms and protocols). In addition, we are currently preparing other patent applications, which we intend to file in the future.

We can give no assurance that any patents sought by us will be approved, or that if issued, those patents will not be challenged, and if such challenges are brought that those patents will not be invalidated. We plan to continue to pursue intellectual property protection in foreign countries, in instances where the technology covered is considered important enough to justify the added expense.

We also rely on protection available under trademark law. We have filed trademark applications in various jurisdictions in connection with the registration of over 50 different trade names and other marks. Approximately 230 of these applications have proceeded to registration and are current, and we have approximately 35 applications pending. We are currently preparing other trademark applications, which we intend to file in the future.

Government Regulations

We receive grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor for research and development programs. We also receive tax benefits under Israeli law for capital investments that are designated as “approved enterprises.” Our participation in these programs is subject to our compliance with certain conditions and imposes certain restrictions upon us. (For a description of the Office of the Chief Scientist and tax benefits for approved enterprises, see Item 5 – “Operating and Financial Review and Prospects” under the captions “Research and Development, Patents and Licenses, etc.” and “Grants from the Israeli Office of the Chief Scientist” and “Item 10 – Additional Information” under the caption “Israeli Tax Consideration and Government Programs”.)

Organizational Structure

ECI Telecom Ltd. is part of a group of which it is the parent company. It has a number of subsidiaries worldwide.

We no longer have any significant subsidiaries in Israel. Outside Israel, we hold a 100% interest ECI Telecom DND, Inc. (formerly Laurel Networks, Inc.), incorporated in the United States, which we acquired in June 2005 and which now forms part of our Transport Networking Division. We also now hold a 100% interest in Hangzhou ECI Telecommunications Co., or “HETC”, (incorporated in China), having increased our holdings from 72.4% in February 2007. In addition, we have a number of wholly-owned regional subsidiaries (held directly or through intermediary companies), whose activities consist primarily of sales, marketing and customer support. The most significant of these are the following subsidiaries:

•	ECI Telecom GmbH (incorporated in Germany);

•	ECI Telecom France S.A.S. (incorporated in France);

•	ECI Telecom (UK) Limited (incorporated in the United Kingdom); and

•	ECI Telecom, Inc. (incorporated in the United States).

We have minority interests in a number of companies. The most significant of these is Veraz Networks, Inc., a Delaware corporation. Until the initial public offering of shares by Veraz Networks in April 2007, we held 40.1% of the outstanding voting rights in the company (or approximately 33% on a fully diluted basis). (For information regarding Veraz Networks’ initial public offering of its shares, see above in this Item under the caption “Other Interests of ECI” - “Veraz Networks”.)

(See also the list of subsidiaries appended to this annual report as Exhibit 8.1 in Item 19.)

Property, Plants and Equipment

Our corporate headquarters are in Petah Tikva, Israel, situated just to the east of Tel Aviv. We conduct our research, development and engineering activities at our facilities in Petah Tikva, as well as in India, China and Pittsburgh, Pennsylvania, where the operations of our Data Networking Division are located. Our in-house manufacturing takes place primarily in Israel, at facilities situated in Ofakim and Kirat Shmona, as well as in Hangzhou, China. (For additional details relating to manufacture and outsourcing, see above in this Item, under the caption “Business Overview” – “Manufacture”.)

The following table sets forth details regarding our current owned and leased property:

	Square Feet (approximate)
Property owned by us
Petah Tikva facilities	327,000
Jerusalem facilities	64,500	(1)
Parking lot in Petah Tikva	286,500	(2)
Parking area and courtyard in Jerusalem	82,500	(3)

Property leased to us
Petah Tikva facilities	205,500	(4)
Ofakim facilities	110,500	(5)
Other facilities in Israel	20,000
Facilities (including warehouse space) outside Israel	287,000	(6)
_____________________________

(1)	Includes approximately 49,000 square feet (including warehouse space) used by a subcontractor of ours.

(2)	This area has recently been rezoned from agricultural to industrial use.

(3)	Includes approximately 5,500 square feet used by a subcontractor of ours.

(4)	Excludes property sublet to third parties

(5)
Includes approximately 37,500 square feet of parking area and courtyard and approximately 30,000 square feet of warehouse space (of which approximately 19,000 square feet is used by a subcontractor of ours).

(6)
The largest of these facilities are in Hangzhou, China (approximately 68,000 square feet); Pittsburgh, Pennsylvania, (approximately 38,000 square feet); Fort Lauderdale, Florida (approximately 32,000 square feet, excluding property sub-let to Veraz Networks); Basingstoke, Hampshire, UK (approximately 31,500 square feet); and Oberursel, Germany (approximately 30,000 square feet).

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our consolidated financial statements referred to in Item 18 – “Financial Statements” and included in this annual report. Our consolidated financial statements are prepared in conformity with U.S. GAAP.

Operating Results

Overview

We provide scalable broadband access, transport and data networking infrastructure platforms for optical and digital telecommunications networks. We design, develop, manufacture, market and support digital telecommunications solutions for evolving services, including voice, data, video and multimedia, and for building next generation converged networks. Our products are designed to create and manage bandwidth, maximize revenues for network operators, reduce operating expenses, expand capacity, improve performance and enable new revenue-producing services.

During 2002, we decided to focus our activities on our core businesses, which we reorganized into two new divisions, the Optical Networks Division (based upon our then Lightscape and Enavis operations) and the Broadband Access Division (based upon our then Inovia operations). The principal operations associated with our ECI Telecom-NGTS Ltd. subsidiary were combined in December 2002 with those of a third party, to form Veraz Networks, Inc., in which we obtained a substantial minority interest. In April 2007, Veraz Networks effected an initial public offering of its shares, prior to which we held approximately 40.1% of the voting rights (approximately 33% on a fully diluted basis).

Prior to May 2004, we also held a majority of the shares of ECtel Ltd. On May 10, 2004 we distributed approximately 72.4% of our holdings in ECtel to our shareholders, effectively reducing our holdings from approximately 57.9% to approximately 16.0% of ECtel’s outstanding ordinary shares. Accordingly, ECtel’s activities for all periods were then reclassified as discontinued operations. The operations of ECtel’s government surveillance business had previously been reclassified as discontinued operations in light of a decision by the board of directors of ECtel in 2003 on a plan to sell such business. On July 11, 2006, we distributed to our shareholders our remaining shares in ECtel (equating to approximately 15.9% of ECtel’s outstanding ordinary shares).

All data in this discussion, unless otherwise stated, exclude discontinued operations.

On June 3, 2005, we acquired 100% of the outstanding common shares of Laurel Networks, Inc. and the results of the operations of Laurel Networks (which, following the transaction, initially became our Data Networking Division) have been included in our consolidated financial statements since that date. For a breakdown of the allocation of the purchase price paid for Laurel Networks, see Note 19B to our consolidated financial statements referred to in Item 18 - “Financial Statements” and included in this annual report.

Subsequent to the acquisition of Laurel Networks, and until January 2007, we operated through the following three primary divisions:

•	Our Optical Networks Division, whose primary product line was optical network systems.

•
Our Broadband Access Division, whose primary product line is innovative access products that enable telecommunications service providers to mass deploy broadband networks and offer a variety of advanced services. (For further details see Item 4 – “Information on the Company” – “Business Overview”, under the caption “Broadband Access Division”.)

•	Our Data Networking Division, which offered high-performance edge routers.

In January 2007, we announced the merger of our Optical Networks Division with our Data Networking Division to form the Transport Networking Division, and accordingly with effect from the beginning of 2007, we operate through only two primary divisions. (For further details see Item 4 – “Information on the Company” – “Business Overview”, under the caption “Transport Networking Division”.)

We also have certain other operations, including, in particular, the supply of DCME systems to Veraz Networks.

Our Functional Currency

We are based in Israel. We maintain our books and records in Israeli currency and in dollars (in compliance with Israeli statutory requirements and Statement of Financial Accounting Standards, or “SFAS”, No. 52, “Foreign Currency Translation”, or “SFAS 52”, of the Financial Accounting Standards Board of the United States, or “FASB”). Most of our sales are outside Israel and are made in dollars and other non-Israeli currencies. Currency hedging and other efforts are undertaken to maintain the dollar value of most export sales, purchase orders, and forecasts made in non-dollar currencies. Most purchases of materials and components, as well as most selling and other expenses incurred outside Israel, are in dollars. In view of the foregoing, we consider the dollar to be the currency of the principal economic environment in which we operate and, therefore, the dollar has been determined to be our functional currency. Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in currencies other than dollars are re-measured in dollars in accordance with the principles set forth in SFAS 52.

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

We make certain sales through resellers and recognize revenues from such sales, assuming all other criteria for revenue recognition are met and provided that there is no contractual right of return, either:

•	when we have received adequate collateral (which in many cases is a letter of credit) from the reseller to secure payment to us; or

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

When the collectability from the reseller is not reasonably assured or when the right of return exists, revenue is recognized upon collection, provided that the reseller has ultimately sold the products to an end-user or the return privilege has substantially expired.

Revenues from sales involving long-term credit arrangements at less than market interest rates are recorded at the present value of the related future cash flows. The difference between the amounts receivable and their present value is recognized as interest income over the period of collection of the receivable.

Revenue from software licenses is generally recognized at the time the software is delivered to the customer if:

•	collection is probable;

•	persuasive evidence of an arrangement exists;

•	the fee is fixed or determinable;

•	we have no significant obligations remaining under the sales or licensing agreement; and

•	no significant customer acceptance requirements exist subsequent to software delivery.

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

Because the financial statements of Veraz Networks are not made available to us timely in order to apply the equity method of accounting, starting from the second quarter of 2006, the proportionate share of the results of operations of Veraz Networks are included in our consolidated financial statements on a three month lag.

Investment in entities in which we do not have significant influence, are stated as follows:

•	Marketable securities – as stated in the discussion below under the caption “Marketable Securities”.

•	Non-marketable securities – at cost, less any decline in value that is not of a temporary nature.

Marketable Securities

We classify debt securities that we hold as (i) trading, (ii) available-for-sale or (iii) held to maturity, and equity securities that we hold as (i) trading or (ii) available-for-sale (which, until July 2006, included our holdings in ECtel). Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity debt securities are those securities which we have the ability and intent to hold until maturity. All debt securities not included in trading or held to maturity are classified as available-for-sale.

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

Deferred Taxes

We account for income taxes under SFAS No. 109, “Accounting for Income Taxes”, or “SFAS 109”. Under SFAS 109 deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax losses and other deductions which may be deductible for tax purposes in future years, based on tax rates applicable to the periods in which such deferred taxes will be realized. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and during which the carryforwards are available. Valuation allowances are established when necessary to reduce deferred tax assets to the amount considered more likely than not to be realized. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

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

We had income before taxes (and before our equity in the results of investee companies and minority interests) of $33.3 million for the year ended December 31, 2006. However, as we cannot predict future profitability with reasonable certainty beyond a certain period and do not have strong earnings history, we have not significantly reduced the amount of valuation allowance included in our financial statements. Reliance on future taxable income should be assessed very carefully, when there are some negative factors. For example, the market for our products is very competitive and we face intense price pressure. Such competition and price pressure could materially adversely affect our future results of operations. In addition, it is difficult to predict the potential growth rate or future trends in technology development.

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

Our financial statements include deferred tax assets, net, which are calculated according to the above methodology. If there is an unexpected critical deterioration in our operating results and forecasts, we would have to increase the valuation allowance with respect to those assets. We believe that it is more likely than not that those net deferred tax assets included in our financial statements will be realized in subsequent years.

Capitalization of Software Development Costs

We capitalize certain software development costs in accordance with SFAS No. 86, “Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed” or “SFAS 86”. Capitalization of software development costs begins upon the determination of technological feasibility as defined in SFAS 86 and continues up to the time the software is available for general release to customers, at which time capitalized software costs are amortized to research and development costs on a straight-line basis over the expected life of the related product, generally one to two years.

Software development costs include costs that relate principally to projects that have recently been released or are not yet available for release to customers. We believe that future revenues related to these projects will be sufficient to realize the amounts capitalized at December 31, 2006, and as such these amounts will be recovered over the lives of the related projects. It is possible, however, that those estimates of future revenues could be adversely impacted if these projects are not finally completed and released in the future or if market acceptance of related technology is not as we anticipated. As a result, the recoveries of these capitalized software development costs through future revenues could be reduced materially. In such an event, related capitalized software development costs will be written off in the relevant accounting period.

Goodwill, Intangible Assets and Other Long-Lived Assets

Under current accounting standards, we make judgments about the remaining useful lives of goodwill, other intangible assets and other long-lived assets, including assumptions about estimated future cash flows and other factors to determine the fair value of the respective assets.

In accordance with SFAS No. 142, “Goodwill and Intangible Assets”, or “SFAS 142”, goodwill and intangible assets that have indefinite useful lives are not subject to amortization, but instead are tested at least annually for impairment. Intangible assets that have finite useful lives are amortized over their useful lives.

The evaluation as to whether or not there is a need for impairment of goodwill and intangible assets in connection with acquisitions made by us entails the preparation of discounted cash flow analyses. These involve taking into account a number of factors, including revenue forecasts based upon anticipated market size and its growth and our share thereof, estimated profitability and estimated weighted average cost of capital.

We follow SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” or “SFAS 144”. SFAS 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future cash flows expected to be generated by the asset or used in its disposal. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell, and are not depreciated from the day they are classified as held for sale. SFAS 144 requires companies to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to shareholders) or is classified as held for sale, subject to meeting certain conditions.

Derivative Financial Instruments

We follow SFAS No. 133, “Accounting for Derivative Instruments and Certain Hedging Activities”, or “SFAS 133”, and SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activity, an Amendment of SFAS 133”, or “SFAS 138”. SFAS 133 and SFAS 138 require that all derivative instruments be recorded on the balance sheet at their respective fair values.

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

Stock Option and Restricted Share Plans

On January 1, 2006, we adopted SFAS No. 123 (revision 2004), “Share-Based Payment”, or “SFAS 123(R)”, which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors, including employee stock options, based on estimated fair values. SFAS 123(R) supersedes our previous accounting under APB Opinion No. 25, “Accounting for Stock Issued to Employees”, or APB 25, for periods beginning in fiscal 2006. In March 2005, the SEC issued Staff Accounting Bulletin, or “SAB”, No. 107 (“SAB 107”) relating to SFAS 123(R). We have applied the guidance in SAB 107 in its adoption of SFAS 123(R). The application of SFAS 123(R) and SAB 107 require the exercise of certain judgment, estimates and assumptions.

We adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard effective January 1, 2006, for calendar year companies. In accordance with the modified prospective transition method, our consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of the adoption of the recognition principles of SFAS 123(R).

SFAS 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods. Prior to the adoption of SFAS 123(R), we accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as was allowed under SFAS No. 123, “Accounting for Stock-Based Compensation”, or “SFAS 123”.

Stock-based compensation expense recognized during the period is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period. Stock-based compensation expense recognized for the year ended December 31, 2006 includes compensation expense for share-based payment awards granted prior to, but not yet vested as of December 31, 2005 based on the grant date fair value, estimated in accordance with the pro forma disclosure provisions of SFAS 123, and compensation expense for the share-based payment awards granted subsequent to December 31, 2005 based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). In conjunction with the adoption of SFAS 123(R), we changed our method of attributing the value of stock-based compensation to expense from the accelerated multiple-option approach to the straight-line single option method. Compensation expense for all share-based payment awards granted on or prior to December 31, 2005 will continue to be recognized using the accelerated multiple-option approach while compensation expense for all share-based payment awards granted subsequent to December 31, 2005 is recognized using the straight-line single-option method. As stock-based compensation expense recognized for the year ended December 31, 2006 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In our pro forma information required under SFAS 123 for the periods prior to fiscal 2006, we accounted for forfeitures as they occurred.

We used Black-Scholes option-pricing model, or “Black-Scholes”, method of valuation for share-based awards for purposes of complying with the pro forma disclosure requirements of SFAS 123, and have used the Black-Scholes option-pricing model for purposes of both the measurement and recognition of compensation expense for share-based award commencing January 1, 2006 coinciding with the effective date of adoption of SFAS 123(R). Our determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to our expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors. Although the fair value of employee stock options is determined in accordance with SFAS 123(R) and SAB107 using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

Results of Operations

The following table sets forth certain income data expressed as a percentage of revenues for the periods indicated:

	2006	2005	2004
Revenues	100.0%	100.0%	100.0%
Cost of revenues	59.1%	58.4%	60.6%
Gross profit	40.9%	41.6%	39.4%

Research and development expenses, net	15.2%	13.9%	13.1%
Selling and marketing expenses	14.8%	15.2%	15.8%
General and administrative expenses	7.2%	6.7%	7.1%
Recovery of doubtful debt	—	(1.7%)	—
Amortization of acquisition related intangible assets	0.8%	0.5%	—
Impairment of loans	—	0.5%	—
Acquired in-process research and development	—	0.1%	—
Restructuring expenses	—	—	0.5%
Operating income	2.9%	6.4%	2.9%
Financial expenses	(0.5%)	(0.8%)	(1.3%)
Financial income	2.0%	1.7%	1.9%
Other income - net	0.7%	0.3%	0.5%
Income on continuing operations before company’s equity in results of investee companies, minority interest and taxes on income	5.1%	7.6%	4.0%
Taxes on income	(0.6%)	(0.6%)	(0.4%)
Income from continuing operations before company’s equity in results of investee companies and minority interest	4.5%	7.0%	3.6%
Company’s equity in results of investee companies	(1.1%)	(0.7%)	(0.7%)
Minority interest	(0.0%)	(0.0%)	(0.1%)
Income from continuing operations	3.4%	6.3%	2.8%
Loss on discontinued operations, net	—	—	(0.8%)
Net income	3.4%	6.3%	2.0%

Geographical Distribution of Revenues

The following is the breakdown of our revenues by geographical distribution and as a percentage of total revenues for the years indicated (continuing operations only):

	2006		2005		2004
	(in thousands)	Percentage	(in thousands)	Percentage	(in thousands)	Percentage
Europe (including former Soviet republics)	$335,343	51.1%	$383,751	60.9%	$291,460	58.7%
Asia Pacific and Australia	194,324	29.6%	132,580	21.0%	99,436	20.0%
Israel	66,592	10.1%	84,149	13.4%	68,742	13.8%
North America	25,973	4.0%	18,391	2.9%	21,894	4.4%
South America and others	34,110	5.2%	11,047	1.8%	15,180	3.1%
Total	$656,342	100.0%	$629,918	100.0%	$496,712	100.0%

Export Sales

The following is the breakdown of our net export sales in dollars and as a percentage of total net sales for the years indicated (continuing operations only):

	2006		2005		2004
	(in thousands)	Percentage	(in thousands)	Percentage	(in thousands)	Percentage
Export Sales from Israel	$491,559	74.9%	$471,177	74.8%	$392,900	79.1%
Export Sales from United States	$9,484	1.4%	$7,025	1.1%	—	—
Total	$501,043	76.3%	$478,202	75.9%	$392,900	79.1%

Breakdown of Certain Income Data by Segment

Until December 31, 2006, we reported in four segments: Optical Network Division; Broadband Access Division; Data Networking Division (from June 2005) and Other Operations. The following tables set forth certain income statement data of each of the segments of our operations for the years ended December 31, 2006, 2005 and 2004, based on the figures that management uses for analyzing the results.

	Year ended December 31, 2006 (Dollars in thousands)
	Optical Networks Div.	Broadband Access Div.	Data Networking Div.	Other	Total

Revenues	385,682	225,081	11,140	34,439	656,342

Operating expenses**	324,998	209,640	51,867	50,593	637,098

Operating profit (loss)	60,684	15,441	(40,727)	(16,154)	19,244

	Year ended December 31, 2005 (Dollars in thousands)
	Optical Networks Div.	Broadband Access Div.	Data Networking Div. *	Other	Total

Revenues	330,684	262,453	4,289	32,492	629,918

Operating expenses**	290,977	237,990	23,040	43,765	595,772
Recovery of doubtful debts	—	—	—	(10,356)	(10,356)
Impairment of loans	—	—	—	3,000	3,000
Acquired in-process research and development	—	—	890	—	890

Operating profit (loss)	39,707	24,463	(19,641)	(3,917)	40,612
* From June 3, 2005.

	Year ended December 31, 2004 (Dollars in thousands)
	Optical Networks Div.	Broadband Access Div.	Other	Total

Revenues	254,058	212,939	29,715	496,712

Operating expenses**	250,964	188,336	40,455	479,755
Restructuring Expenses	—	—	2,585	2,585

Operating profit (loss)	3,094	24,603	(13,325)	14,372

** Includes cost of sales, research and development costs, selling and marketing expenses, general and administrative expenses and amortization of acquisition-related intangible assets.

2006 compared with 2005

Revenues

Revenues consist primarily of the sales of our products and related services to telecommunications service providers. Our revenues increased during 2006 by approximately 4% to $656.3 million, compared with $629.9 million for 2005.

The revenues of our Optical Networks Division, which provided 58.8% of our revenues in 2006, compared to 52.5% in 2005, increased by approximately 16.6% to $385.7 million in 2006 compared with $330.7 million in 2005. This was due, in particular, to increased demand in the major emerging economies of Asia, where sales to India increased by 147% to $107.7 million and to China by 71% to $27.7 million. In addition, during 2006, we recorded $21.3 million in sales in respect of a large optical backbone project in Costa Rica, which had not previously been a significant market.

The growth of our optical business was offset, in particular in the second half of 2006, by the slowdown in our broadband access business. The Broadband Access Division’s revenues decreased by approximately 14.2% to $225.1 million in 2006 compared with $262.5 million in 2005. This decrease in revenue for the year was, to a large extent, due to significant revenues in 2005 amounting to $25.6 million from sales to Chunghwa Telecom in Taiwan, in respect of large project which reached near completion at the end of 2005. Sales to Chunghwa in 2006 amounted to approximately $3.0 million. The division also experienced lower revenues in Israel and the United Kingdom. The aggregate revenues from the division’s two largest customers, Deutsche Telekom and France Telecom, were little changed from 2005.

The Revenues of our Data Networking Division (which has now been merged with the Optical Networks Division) increased to $11.1 million in 2006, compared to $4.3 million of revenues recorded in 2005. The 2005 figures related solely to the period following our acquisition of the division in June 2005.

Revenues from “Other Operations” in 2006 increased by approximately 6.0% to $34.4 million, from $32.5 million in 2005. Excluding miscellaneous items, such revenues were $30.0 million in 2006 compared to $29.1 million in 2005. In 2006, sales to Veraz Networks (mostly consisting of DCME components) accounted for $17.1 million, compared to $23.0 million in 2005. However, the sales to Veraz Networks in 2005 included VoIP products under an agreement that expired at the end of 2005. The figure for 2006 included only some residual sales of such products, which will not be continued in 2007. The 2006 figure also includes sales of $8.2 million to Celtro, which were not of a significant amount in 2005, as well as sales of $4.7 million to ECtel and others. Revenues from miscellaneous items within “Other Operations” amounted to $4.4 million in 2005 compared to $3.4 million in 2005.

Gross Margins

Cost of sales consists of the cost of materials, salaries, depreciation, warranty costs and other direct expenses related to the manufacture, warehousing, shipping, installation and support of our products, as well as ancillary logistics and royalties to the Office of the Chief Scientist in Israel. Gross margins are determined as a percentage, the numerator of which is our total revenues less the cost of revenues, and the denominator is our total revenues.

Our gross margin is affected by several factors, including geographical mix of sales, product mix, the introduction of new products and price erosion due to competition. Generally, our gross margin is lower during the initial launch and manufacturing ramp-up of a new product as a result of research and development and manufacturing inefficiencies during that period. As the product is redesigned and the challenges in manufacturing new products are resolved and the volume of sales of these products increases, our gross margin generally improves. Our gross margin fell slightly in 2006 to 40.9%, compared to 41.6% in 2005. This was primarily due to the decline in the gross margin of our Optical Networks Division, due to increased sales to the emerging Asian markets, which generally have a lower gross margin. The gross margin of the Broadband Access Divisions improved in 2006 compared with 2005.

Research and Development Expenses

Research and development expenses consist primarily of costs associated with the design, technology development, product development, pre-manufacture and testing of our new products and enhancements of our existing products, salaries and related personnel costs and other expenses related to our product development and research programs. We expense the majority of our research and development costs as they are incurred.

Gross research and development expenses in 2006 rose to $108.5 million. This was a $15.4 million, or approximately 16.6%, increase compared with $93.1 million in 2005. This increase was due to a large part to the inclusion of the full year of research and development expenses of the Data Networking Division, which amounted to $21.1 million, compared to approximately only seven months of such expenses in 2005, which amounted to $8.8 million. Research and development expenses in 2006 were also impacted by equity based compensation expenses. These expenses amounted to $4.1 million in 2006 compared to $0.7 million in 2005. (See below under the caption “Operating Income”, and above in this Item under the caption “Critical and other Significant Accounting Policies” - “Stock Option and Restricted Share Plans”.)

We expect growth in our research and development expenses in 2007, due to new product life cycle and the relative weakness of the dollar in comparison the Israel shekel, as the greater part of our research and development takes place in Israel.

Research and development expenses, net of royalty-bearing participation grants, increased by approximately 14.0% in 2006 to $99.5 million (or 15.2% of revenues) compared to $87.3 million (or 13.9% of revenues) in 2005.

Grants from the Office of the Chief Scientist in Israel rose to $9.0 million in 2006 from $5.8 million in 2005, and represented 8.3% of total annual research and development expenditures in 2006 compared with 6.2% in 2005. This increase was partly due to an increase in the budget of the Chief Scientist for 2006, but should be viewed for the future in light of Israel government policy generally to reduce the level of grants. (See below under the caption “Research & Development, Patents and Licenses, etc.” –“Grants from the Israeli Office of the Chief Scientist”.)

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of salaries, travel, trade shows, promotional and public relations activities and related costs and the expenses of our sales and marketing personnel and offices, and commissions paid to independent sales agents.

Selling and marketing expenses increased slightly in 2006, by approximately 1.2%, to $97.0 million compared with $95.8 million in 2005. However, this increase represented a continuing decline in such expenses as a percentage of revenues, from 15.2% in 2005 to 14.8% in 2006. The increase in the selling and marketing expenses was in part attributable to the inclusion the expenses of the Data Networking Division for a full year, amounting to $13.1 million in 2006 compared to $6.4 million in 2005, largely offset by a reduction in the commissions paid to independent sales agents, from $19.8 million in 2005 to $11.6 million in 2006. Selling and marketing expenses in 2006 were also impacted by equity based compensation expenses, amounting to $2.6 million in 2006 compared to $0.6 million in 2005. We anticipate a further increase in selling and marketing expenses in 2007, due to a higher headcount, as we expect to increase our selling and marketing activities worldwide, in anticipation of further sales growth.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related costs for our executive and administrative staff, and insurance, legal and accounting expenses, both in Israel and abroad, as well as provision for doubtful debt.

General and administrative expenses increased by approximately 13.3% in 2006 to $47.6 million (or 7.2% of revenues) compared with $42.0 million (or 6.7% of revenues) in 2005. Apart from effects of the inclusion of the Data Networking Division for a full year, general and administrative expenses in 2006 were also impacted by equity based compensation expenses, amounting to $4.5 million in 2006 compared to $0.4 million in 2005.

The figures for general and administrative expenses in 2005 do not include the effect of a $10.4 million gain on the sale by us of notes and convertible warrants issued to us in respect of GVT (see Item 10 –“Additional Information” under the caption “Material Contracts”). This amount (representing approximately 1.7% of revenues for 2005) is shown separately as “recovery of doubtful debt” in the consolidated financial statements referred to in Item 18 –“Financial Statements” and included in this annual report.

Amortization of Acquisition-related Intangible Assets

During 2006, we expensed $5.0 million in respect of amortization of acquisition-related intangible assets, compared to $2.9 million in 2005. Most of this ($3.4 million) related to the core technology at the Data Networks Division, acquired in mid-2005, and the balance was associated with our 2005 acquisitions in China and Russia ($1.2 million and $0.4 million, respectively). (See Item 4 –“Information on the Company” under the caption “Capital Expenditure and Divestitures since January 1, 2004”.) In most cases, the amortization of these acquisition-related intangible assets is spread over seven to ten years. We estimate that the amount we will expense on amortization in respect of these acquisitions in 2007, 2008 and 2009 will be $4.6 million, $4.4 million and $4.0 million, respectively.

Impairment of Loans

There was no impairment charge associated with loans in 2006. In 2005, we recorded an impairment charge of $3.0 million, associated with loans to Chiaro Networks Ltd., or “Chiaro”, the developer of the Enstara™ IP/MPLS routing platform, with whom we entered into a strategic partnership in December 2004. We had provided loans to Chiaro in the aggregate amount of $6.0 million, secured by a first-priority floating charge over substantially all of Chiaro's assets. Subsequently Chiaro did not generate significant revenues from operations, incurred significant operating losses and was unable to achieve or maintain positive cash flows. Accordingly, in 2005, we determined that we may be unable to collect all amounts due from Chiaro and therefore recorded the said impairment charge of $3.0 million. In January 2006, Chiaro ceased carrying on business. We, as the sole secured creditor, have taken steps to realize the assets that Chiaro had, including cash, tangible assets and intellectual property. In 2006, we foreclosed the assets of Chiaro in the United States and realized approximately $0.7 million of Chiaro’s assets. We have also commenced proceedings in Israel for the purposes of putting Chiaro into receivership and to realize the assets of the Israeli company. We believe that the fair market value of Chiaro’s remaining assets was equal to the carrying amount of the uncollected debt of Chiaro, as of December 31, 2006.

Acquired In-Process Research and Development

There was no acquired in-process research and development, or “IPR&D”, in 2006. In 2005, in connection with the acquisition of our Data Networking Division, approximately $0.9 million of the cost of acquisition was allocated to IPR&D. For details, see below under in the discussion of “2005 compared with 2004”.

Operating Income

In 2006, we generated operating income of $19.2 million, a decline of 52.6% compared with operating income of $40.6 million in 2005. Our operating margin was 2.9% in 2006 compared with 6.4% in 2005. Although the operating income of our Optical Networks Division increased to $60.7 million in 2006 from $39.7 million in 2005, which represents an operating margin of 15.7% (compared to 12.0% in 2005), this was offset by reduced operating income from our Broadband Access Division and increased operating losses from our Data Networking Division. The increase in the operating income and margin of our Optical Networks Division in 2006 was due to increased sales as well as a decrease in operating expenses.

The operating income of our Broadband Networks Division fell in 2006 by $9.1 million, to $15.4 million (representing an operating margin of 6.9%) compared with $24.5 million (and an operating margin of 9.3%) in 2005. This was primarily due to reduced sales.

Elsewhere, our Data Networking Division registered an increased operating loss of $40.7 million in 2006, compared with an operating loss of $19.6 million in 2005. However, the amount for the earlier year covered only the period from the division’s acquisition by us in June 2005. The division has now been merged with the Optical Networks Division into the new Transport Networking Division.

There was also an increase in the aggregate operating loss from our other operations, to $16.2 million in 2006 from $3.9 million in 2005. This increase was primarily the result of the inclusion in 2005 of the $10.4 million GVT gain referred to above.

Also, as indicated above, our operating income in 2006 was reduced as a result of equity based compensation expenses, totaling $12.5 million, spread among the various types of operating expenses. This compared to an expense of $2.0 million in 2005 (which related solely to expenses in connection with the issue of restricted shares). Part of these additional expenses, in an amount of $7.0 million, resulted from the adoption, with effect from 2006, of SFAS 123(R), “Share-Based Payment”, which requires the measurement and recognition of compensation expenses for stock options to be based on the estimated fair value at the date of grant. (For details, see above in this Item under the caption “Critical and other Significant Accounting Policies” –“Stock Option and Restricted Share Plans”.) The remaining $5.5 million of compensation expenses in 2006 was expensed in connection with the issue of restricted shares. Had compensation expenses for stock options been determined in 2005 based on the estimated fair value method, the effect on our net income would have been to increase equity based compensation expenses from $2.0 million (relating solely to restricted shares) to $10.2 million, reducing our net income by $8.2 million. (For details of our stock option and restricted share plans, see Item 6 – “Directors, Senior Management and Employees” under the caption“Stock Benefit Plans”.)

Financial Income and Expenses

Net financial income increased to $9.8 million in 2006, compared to $5.2 million in 2005. This increase was primarily the result of higher interest rates, higher cash levels and the positive impact of foreign exchange rate differences.

Other Income or Expenses, net

Other income amounted to $4.3 million, net, in 2006, compared to $1.9 million, net, in 2005. In 2006, the primary component of the amount was a gain of $4.1 million recognized in connection with the distribution to our shareholders of our shares in ECtel. See below in the discussion of “2005 compared with 2004” for the primary components of the amount in 2005.

Income or Loss Before Taxes on Income

In 2006, income before taxes amounted to $33.3 million, compared to $47.7 million in 2005. The margin of income before taxes to revenues was 5.1% in 2006, compared to 7.6% in 2005.

Taxes

In 2006, we recorded net tax expenses in the amount of $3.9 million, compared to $3.5 million in 2005. Of these amounts, $2.7 million and $2.6 million, respectively, was recorded in respect of taxes outside Israel. Our future estimations and forecasts in respect of our continued ability to utilize our substantial loss carryforwards will impact the amount of tax expense in 2007 and coming years.

Company’s Equity in Results of Investee Companies

In 2006, our equity in the results of investee companies, net, amounted to a loss of $7.3 million (which included certain adjustments for earlier years), as compared with a loss of $4.3 million in 2005. For both years, the amount consisted solely of our share of the losses incurred by Veraz Networks.

Net Income or Loss

In 2006, we reported net income of $22.1 million, compared with a net income of $39.9 million in 2005.

The basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding used to compute earnings (or losses) per share rose in 2006 to 115.8 million and 120.5 million, respectively, from 110.3 million and 118.5 million, respectively, in 2005. The increase in the basic number of shares outstanding was exclusively due to the exercise of stock options and the vesting of restricted shares under our employee stock option and restricted share plans. The diluted figures for weighted average number of shares outstanding include certain outstanding stock options and unvested restricted shares under the treasury stock method.

Net earnings per share in 2006 were $0.19 basic and $0.18 diluted, compared with a net earnings per share in 2005 of $0.36 basic and $0.34 diluted.

2005 compared with 2004

Revenues

Our revenues increased during 2005 by 27% to $629.9 million, compared with $496.7 million for 2004 (continuing operations only). There were no revenues in 2005 from discontinued operations.

The Optical Networks Division provided 52.5% of our revenues in 2005, compared to 51.1% in 2004. Its revenues increased by approximately 30% to $330.7 million in 2005 compared with $254.1 million in 2004, due, in particular, to increased demand from the republics of the former Soviet Union (revenues of $79.4 million, an increase of 83%), India (revenues of $41.9 million, an increase of 45%) as well as $31.0 million in revenues from the defense sector in Israel, compared to $7.6 million of revenues from that sector in 2004.

The Broadband Access Division provided 41.7% of our revenues in 2005, compared to 42.9% in 2004. Its revenues increased by approximately 23% to $262.5 million in 2005 compared with $212.9 million in 2004. Unit shipments increased in 2005 by a much greater proportion (we sold and installed over four million ADSL lines), but this was partially offset by reductions in prices. The division continued to see increased demand from its two major customers, Deutsche Telekom and France Telecom, which had begun during 2003, as well as overall increased demand in the broadband market from other operators, notably Chunghwa Telecom in Taiwan. Such demand was driven, in particular, by continued demand from end-users for xDSL access. DSL remains the dominant technology for broadband services in Europe and the Asia Pacific region.

The Data Networking Division’s revenues were recorded for the first time in 2005, following our acquisition of the division in June 2005, and these amounted to $4.3 million.

Revenues from “Other Operations” in 2005 increased by approximately 9% to $32.5 million from $29.7 million in 2004. The revenues from sales to Veraz Networks and, to a much lesser extent, DCME components to ECtel and Celtro, increased approximately 10% to $29.1 million from $26.4 million in 2004. Revenues from miscellaneous items within “Other Operations” amounted to $3.4 million in 2005 compared to $3.3 million in 2004. Other Operations provided 5.2% of our revenues in 2005, compared to 6.0% in 2004,.

Gross Margins

Our gross margin improved to 41.6% in 2005, compared to 39.4% in 2004. The factors that contributed to the improvement in gross margin were as follows:

•	Cost reduction programs; and

•	The impact of increased volume sales, primarily in the Optical Networks Division.

Research and Development Expenses

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

Grants from the Office of the Chief Scientist in Israel fell to $5.8 million in 2005 from $8.0 million in 2004, and represented 6.2% of total annual research and development expenditures in 2005 compared with 11.0% in 2004. (See below under the caption “Research & Development, Patents and Licenses, etc.” - “Grants from the Israeli Office of the Chief Scientist”.)

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

General and Administrative Expenses and Recovery of Doubtful Debt

General and administrative expenses increased approximately 18% in 2005 to $42.0 million (or 6.7% of revenues) compared with $35.5 million (or 7.1% of revenues) in 2004. The increase was in part attributable to $2.3 million of general and administrative expense overheads of the Data Networking Division. However, the increase in general and administrative expenses was more than offset by a $10.4 million gain on the sale by us in April 2005 of the notes and convertible warrants issued to us in respect of GVT (see Item 10 – “Additional Information” under the caption “Material Contracts”). This amount is shown separately as “recovery of doubtful debt” in the consolidated financial statements referred to in Item 18 –“Financial Statements” and included in this annual report.

Amortization of Acquisition-related Intangible Assets

During 2005, we expensed $2.9 million in respect of amortization of acquisition-related intangible assets, most of which ($2.0 million) related to core technology at the Data Networks Division, and the balance was associated with our acquisitions in China and Russia. (see Item 4 – “Information on the Company” under the caption “Capital Expenditure and Divestitures since January  1, 2004”.) During 2004, there was no amortization of acquisition-related intangible assets.

Impairment of Loans

In 2005, we recorded an impairment charge of $3.0 million, associated with loans to Chiaro, referred to above in the discussion of “2006 compared with 2005” There was no impairment charge associated with loans in 2004.

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

An independent appraiser used the income approach (present value of future economic benefits) to determine the value of the existing purchased technology and the measurement of the IPR&D. The calculation of the IPR&D was analyzed by discounting forecasted cash flow directly related to the products expecting to result from the subject project. The weighted average cost of capital was 19.0%, and therefore a discount rate of 19% was employed in the model. The total purchase price of Laurel Networks was $89.8 million (including $1.8 million professional fees). The amount of $0.9 million allocated to IPR&D was written off at the date of acquisition in accordance with FASB Interpretation No. 4, “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method”.

Restructuring Expenses

Restructuring expenses consist primarily of costs associated with our reduction in workforce, consolidation of excess facilities, termination of contracts and the restructuring of certain business functions.

There were no restructuring expenses recorded in 2005. In 2004, we recorded restructuring charges of $2.6 million, associated with the completion of our reorganization plan to focus on our two core activities and the integration of two previous divisions to form the Optical Networks Division, which involved the abandonment of several leased buildings.

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

Elsewhere, our Data Networking Division registered an operating loss of $19.6 million over the period from its acquisition by us in June 2005. The results of this division were below expectations, due primarily to lower sales through third party channels.

There was a decrease in the aggregate operating loss from our other operations, to $3.9 million in 2005 from $13.3 million in 2004. This decrease was primarily the result of a $10.4 million GVT gain referred to above, partly offset by the $3.0 million impairment of the Chiaro loan, referred to above.

Financial Income and Expenses

Our net financial income in 2005 was $5.2 million, compared to net financial income of $2.6 million in 2004, the increase due in part to the repayment of our bank borrowing.

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

Income or Loss Before Taxes on Income

In 2005, income before taxes amounted to $47.7 million, compared to income from continuing operations before taxes in 2004 of $19.7 million. The margin of income before taxes to revenues was 7.6% in 2005, compared to 4.0% in 2004.

Taxes

In 2005, we recorded net tax expenses in the amount of $3.5 million, compared to $1.9 million in 2004. Of these amounts, $2.6 million and $0.5 million, respectively, was recorded in respect of taxes outside Israel.

Company’s Equity in Results of Investee Companies

In 2005, our equity in the results of investee companies, net, amounted to a loss of $4.3 million, as compared with a loss of $3.4 million in 2004. For both years, the amount consisted solely or primarily of our share of the losses incurred by Veraz Networks.

Discontinued Operations

During 2005, there were no discontinued operations. In May 2004, we distributed to our shareholders approximately 72.4% of our holdings in ECtel, reducing our holdings from approximately 57.9% to approximately 16.0% of ECtel’s outstanding shares. Accordingly, the remaining operations of ECtel (part of whose operations had already been classified as discontinued operations) were classified as discontinued operations in 2004 and for earlier accounting periods. In 2004, we had a loss of $3.9 million from the discontinued ECtel operations, of which $3.7 million represented the loss on our disposition of shares in ECtel.

Net Income

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

Net earnings per share in 2005 were $0.36 basic and $0.34 diluted, compared with net earnings per share (both basic and diluted) in 2004 of $0.09. For continuing operations only, in 2004, the basic earnings per share were $0.13 per share (with diluted figure of $0.12 per share).

Liquidity and Capital Resources

At December 31, 2006, our total cash resources, including cash and cash equivalents, short and long term deposits and marketable securities, totaled $246.2 million, only slightly changed from $245.1 million at December 31, 2005.

During the year ended December 31, 2006, our cash, cash equivalents and short-term investments increased to $173.4 million from $105.1 million. This increase primarily resulted from reclassification of part of our long-term securities, which aged during 2006. This reclassification is also reflected in the reduction during 2006 in our holdings in long-term deposits and marketable securities, which decreased to $72.8 million from $140.0 million at December 31, 2005. The majority of long-term holdings can be liquidated immediately or at short notice, subject to market conditions, though our current policy is generally to hold most of these securities until maturity. At December 31, 2005, marketable securities included $12.8 million in respect of the shares held by us in ECtel and recorded as available for sale, which shares were distributed to our shareholders during 2006.

For the year ended December 31, 2006, cash generated from operations was $40.8 million compared to $172.7 million generated from operations for the year ended December 31, 2005. The primary reasons for the decreased level of cash generation was (i) that during 2005, accounts receivable had decreased materially as a result of the sale of the GVT debt to ABN Ambro for $96.2 million; (ii) our inventory level and the level of our work in progress increased in 2006, as discussed below; and (iii) our accounts receivable increased in 2006, as described below. The decrease in 2006 was partly offset by an increase in trade payables and other payables (referred to below).

Our trade receivables (comprising short-term and long-term trade receivables) increased by $32.6 million in 2006, to $193.7 million at December 31, 2006 from $161.1 million at December 31, 2005, compared to a decrease of $71.8 million in 2005. This increase was primarily due to increased days sales outstanding, or “DSO”, as a result of a greater proportion of our revenue coming from the sale of optical network products to emerging markets, where the payment cycle is generally longer than that extended to customers of our Broadband Access Division in Europe.

Our inventory levels increased by $12.4 million and stood at $159.4 million at December 31, 2006 compared to $147.0 million at December 31, 2005. This increase in the inventory level in 2006 was primarily at the Optical Networks Division as a result of increased business activity.

Working capital at December 31, 2006 increased to $361.8 million from $259.2 million as at December 31, 2005. This increase in working capital was due primarily to the above mentioned increase in (i) our cash, cash equivalents and short-term investments, (ii) our short-term receivables and (iii) our inventory and work in progress levels.

Current liabilities, consisting of trade and other payables and accrued liabilities, increased by $26.4 million to $203.4 million as at December 31, 2006 from $177.0 million as at December 31, 2005. This increase was primarily due to an increase in trade payables as a result of increased business activity. We had no bank borrowing at December 31, 2006 or December 31, 2005.

From time to time, we sell customer receivables to unaffiliated financial institutions. As at December 31, 2006, the outstanding balance of such receivables, to be collected by these institutions stood at $20.1 million. Our ability to sell such receivables to the financial institutions on current terms and conditions is uncertain and is dependent on the creditworthiness of the customers involved, the credit risks in the specific countries concerned and the institutions’ policies from time to time.

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

Credit Facility. Pursuant to the terms of a facility agreement signed in 2001 with two Israeli banks, we had pledged our assets (including real estate in Israel) and undertook an unlimited “negative pledge” obligation on our assets in favor of the banks. In February 2005, we repaid to the banks the balance of $30 million due under this facility. In 2005, we signed an agreement with the banks for the cancellation of the facility agreement and our release from all obligations and undertakings pursuant the agreement. The banks have now released all pledges and securities under the agreement.

Contemporaneously with the cancellation of the above facility agreement, we signed new agreements with the same banks to provide us with off-balance sheet credit facilities, such as guarantees, bonds and stand-by letters of credits to our customers as well as transactions in connection with foreign currency trading. As a condition to these facilities, we undertook: (i) a “negative pledge” obligation on some of our assets (which did not include cash and cash equivalents, short-term investments, long-term deposits and marketable securities); and (ii) to maintain certain financial ratios with regard to our tangible equity, as defined in the new agreements, with which we are in compliance.

Recently Enacted Accounting Standards

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109”, or “FIN 48”. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are currently reviewing this new standard to determine its effects, if any, on our results of operations or financial position.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”, or “SFAS 157”. SFAS 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. The changes to current practice resulting from the application of SFAS 157 relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We do not believe that the adoption of the provisions of SFAS 157 will materially impact our financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115”, or “SFAS 159”, which permits entities to choose to measure many financial instruments at fair value. SFAS 159 allows entities to achieve an offset accounting effect for certain changes in fair value of certain related assets and liabilities without having to apply complex hedge accounting provisions, and is expected to expand the use of fair value measurement consistent with the FASB’s long-term objectives for financial instruments. SFAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007.

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

The following table below sets forth the annual rate of inflation in Israel, the annual rate of devaluation (or, as in 2006, 2004 and 2003, appreciation) of the shekel against the dollar and the gap between them, representing Israel’s effective inflation (or devaluation) rate, for the years indicated:

	Year ended December 31,
	2006	2005	2004	2003	2002
Inflation	(0.1%)	2.4%	1.2%	(1.9%)	6.5%
Appreciation (devaluation) of the shekel	8.2%	(6.8%)	1.6%	7.6%	(7.3%)
Inflation (devaluation) gap	8.1%	(4.4%)	2.8%	5.7%	(0.8%)

The representative exchange rate for converting the shekel (NIS) into dollars, as reported by the Bank of Israel on December 29, 2006 (the last business day of 2006), was NIS 4.2250 equals $1.00.

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

Because exchange rates between the shekel and the dollar fluctuate, particularly large periodic devaluations or appreciations, will have an impact on our profitability and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reported in our consolidated financial statements of operations.

Effective Corporate Tax Rate

Israeli companies are generally subject to Corporate Tax on taxable income, which was at the rate of 35% for the 2004 tax year, 34% for the 2005 tax year, 31% for the year 2006, and will be at the rate of 29% for the 2007 tax year. (For details of the rate for other years, see Item 10 – Additional Information, under the captions “Taxation” –“Israeli Tax Considerations and Government Programs”.) However, the effective tax rate payable by a company that derives income from an approved enterprise (under the Law for the Encouragement of Capital Investments, 1959, or the “Investments Law”) may be considerably lower. Since a major part of our Israeli operations have been granted “approved enterprise” status, we are subject to taxation on income from these operations at appreciably reduced rates applicable to these types of enterprises. Since we currently have substantial carryforward operating losses from earlier years and therefore have no taxable income, these tax benefits will only apply to any taxable income we may realize in the future after offsetting all carryforward losses. Under the Income Tax (Inflationary Adjustments) Law, 1985, results for tax purposes are measured in real terms, in accordance with the Israeli CPI, or in the exchange rate of the dollar for a “Foreign Investors’ Company”, as defined by the Investments Law. We have elected to measure our results on the basis of the changes in the Israeli CPI.

Under the Investments Law, we also qualify as a “Foreign Investors’ Company”, resulting (as regards a portion of the taxable income derived from the approved enterprise) in an extension of the period during which the benefits of approved enterprise status are applicable to the earlier of 7 or 10 years from the date we first report taxable income from the facilities for which approval is sought (depending on the geographic location of the facilities), 12 years from the date the facilities are first put into operation or 14 years from the date of approval of a particular investment. Based on our information as to share ownership as at December 31, 2006, December 31, 2005 and December 31, 2004, our tax rate for 2006, 2005 and 2004 applicable to our taxable income derived from approved enterprises was 25.0%.

Our future effective tax rate in Israel will depend on the “approved enterprise” portion of our earnings, the percentage of share ownership by nonresidents of Israel and the relationship between local inflation in Israel and the existing exchange rate of the dollar to the shekel. At December 31, 2006, we had accumulated operating loss carryforward for tax purposes amounting to approximately $702.2 million. These operating losses are available indefinitely to offset future taxable business income. In addition, as of December 31, 2006, our capital loss carryforwards for tax purposes were $164.0 million. The vast majority of these capital losses are available indefinitely to offset future capital gains.

All of our foreign subsidiaries are subject to income tax in their respective locations. If the earnings of these subsidiaries increase, our average tax rate may increase.

Research and Development, Patents and Licenses, etc.

In order to accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing product lines, develop new product lines and customize our products to meet our customers’ needs. As of December 31, 2006, we had 842 employees engaged primarily in research and development activities, a slight increase on 835 such employees at the end of 2005.

Grants from the Israeli Office of the Chief Scientist

Under the Encouragement of Research and Development in Industry Law, 5744-1984 and the regulations promulgated thereunder, commonly referred to as the “R&D Law”, research and development programs that meet specified criteria and are approved by the research committee of the Office of the Chief Scientist of Israel’s Ministry of Industry, Trade & Labor, are eligible for grants generally of up to 50% of certain approved expenditures of such programs, as determined by the committee.

In exchange, the recipient of the grants is required to pay the Office of the Chief Scientist royalties emanating from products incorporating know-how developed within the framework of each program or derived therefrom (including ancillary services in connection therewith), up to an aggregate of 100% of the dollar-linked value of the total grants received in respect of such program, plus interest, unless the recipient manufactures the product (or any portion thereof) outside Israel, in which, generally, case additional royalties are payable, as mentioned below.

The R&D Law provides that the know-how developed under an approved research and development program may be transferred to third parties in Israel only with prior approval of the Office of the Chief Scientist. This approval, however, is not required for the sale or export of any products resulting from such research and development. Circumstances in which the Office of the Chief Scientist may approve the transfer outside Israel of know-how funded by the Office of the Chief Scientist (or based upon such funded know-how) include, generally the following: (a) the grant recipient pays to the Office of the Chief Scientist a portion of the sale price paid in consideration for such funded know-how (according to certain formulas), or (b) the grant recipient receives know-how from a third party in exchange for its funded know-how, or (c) the transfer of such funded know-how arises in connection with certain types of cooperation in research and development activities.

Subject to prior approval from the Office of the Chief Scientist, the manufacture of products developed based upon funded know-how may be performed outside Israel. In such circumstances, we would ordinarily be required to pay royalties at an increased rate, and the aggregate repayment amount is increased, which increase might be up to 300% of the grant (depending upon the manufacturing volume that is performed outside of Israel). The R&D Law further permits the Office of the Chief Scientist, among other things, to approve the transfer of manufacturing rights outside Israel in exchange for an import of different manufacturing into Israel as a substitute, in lieu of the increased royalties.

The R&D Law also allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the research committee is convinced that doing so is essential for the execution of the program. This declaration will be taken into account by the Office of Chief Scientist as a significant factor in determining whether or not to approve a program and the amount and terms of the grant.

The R&D Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient: the grant recipient and its controlling shareholders and foreign interested parties (as such terms are defined in the applicable law, the latter term including any non-Israeli who acquires directly 5% or more of our shares) should notify the Office of the Chief Scientist of any change of control in the grant recipient or of any foreign shareholder becoming an interested party in the grant recipient and such foreign interested party should undertake to the Office of Chief Scientist to observe the R&D Law.

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

The following table shows the amounts and relative percentages of our total research and development expenditures and the royalty-bearing participations (continuing operations only) that we received from the Office of the Chief Scientist for the years indicated:

	Year Ended December 31,
	2006			2005			2004
	(Dollars in millions, except percentages)
Total expenditure incurred	$108.5	16.5%	(1)	$93.1	14.8%	(1)	$72.9	14.7%	(1)
Less royalty-bearing participations, from the Office of the Chief Scientist	$9.0	8.3%	(2)	$5.8	6.2%	(2)	$8.0	11.0%	(2)
Net Expenditure	$99.5	15.2%	(1)	$87.3	13.9%	(1)	$64.9	13.1%	(1)

(1)	Percentage indicates the ratio of the relevant item to total revenues.

(2)	Percentage indicates the ratio of the participations to total research and development expenditure incurred (as shown).

We pay royalties to the Office of the Chief Scientist only if the project yields revenues. The royalties paid during 2001 until mid-2005 were all in respect of grants made prior to January 2002 and were at the rate of 3.0% of sales in the first three years of sales and 3.5% thereafter. The royalty rates to be paid by us from 2005 are 3.5% in respect of grants made prior to 2002 and 5.0% in respect of grants made thereafter. Our contingent liability for royalties to the Office of the Chief Scientist from future sales relating to grants received or accrued, net of royalties which have already been paid, and excluding interest, amounted to approximately $134.0 million at December 31, 2006, compared to $135.5 million at December 31, 2005 and $137.2 million at December 31, 2004. At December 31, 2006, the accrued interest relating to grants received amounted to $35.0 million.

The Israeli government is currently in the process of formulating a proposed amendment to the royalty regulations promulgated under the R&D Law. The amendment is expected to include changes to the royalty rates, which would vary from company to company based on the amount of its revenues and date of approval of its program, up to a rate of 6%, and to increase by an additional 1% the rate of interest payable in respect of grants. We can give no assurance as to whether and when it will be adopted.

For the last three years, we have paid or accrued royalties to the Chief Scientist as follows:

	For the Year Ended December 31,
	2006	2005	2004
	(Dollars in millions)
Royalties paid or accrued	$10.3	$11.2	$7.0

For a discussion of our patents and other intellectual property and proprietary rights, see Item 4 – “Information on the Company” – “Business Overview”, under the caption “Intellectual Property and Proprietary Rights”.

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

From the establishment of the State of Israel in 1948, a state of hostility has existed, varying from time to time in degree and intensity, between Israel and its various Arab neighbors. Most recently, in July and August 2006, Israel became embroiled in open conflict with the pro-Iranian Hezbollah paramilitary forces in Lebanon, which disrupted normal life throughout Northern Israel as well as in Lebanon. Our operations and financial results could be adversely affected if major hostilities involving Israel should occur in the Middle East or if trade between Israel and its present trading partners should be curtailed or interrupted.

Israel has experienced civil unrest from the Palestinian Arab population in the territories administered by Israel following the Six Day War of 1967. Commencing 1993, Israel entered into agreements regarding these territories, pursuant to which civil administration (and in some areas, also military administration) of a significant part of the territories, including the major areas of population, was transferred by Israel to a self-rule Palestinian Authority, or “PA”. However, beginning September 2000, the overall relationship and security situation between Israel and the PA deteriorated significantly. This period was initially marked by numerous terrorist attacks and acts of violence initiated by various Palestinian Arab organizations directed against Israel and its citizens. Israel responded with military action and is building a security fence, the route of which has been the subject of a great deal of controversy. These acts of terror have largely declined, in part as a result of the security measures taken by Israel. Despite Israel’s unilateral withdrawal from part of the territories, there is somewhat of an impasse in the entire peace process. The situation has been further complicated by the results of PA parliamentary elections in January 2006, in which Hamas, a militant Islamic movement responsible for many of the terrorist attacks, gained a majority of the seats. No predictions can be made as to whether or when a final resolution of the area’s problems will be achieved or the nature thereof and to what extent the situation will impact Israel’s economic development or our operations.

Most able-bodied male adult citizens and permanent residents of Israel under the age of 48 are obligated to perform annual military reserve duty of up to approximately one month, depending on their age. Additionally, these residents may be called to active duty at any time under emergency circumstances. Some of our executive officers and employees in Israel are obligated to perform annual military reserve duty. The length of such reserve duty varies and may, from time to time, be increased as a result of an increased level of violence in the administered territories or military conflict in the region. Our operations could be disrupted by the absence for an extended period of one or more of our executive officers or key employees or a significant part of our workforce due to military service. At the time of the 2006 war in Lebanon, at different times over 150 of our employees were called up for military service.

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

(For a discussion of how Israeli and U.S. tax policy may affect our shareholders, see Item 10 – “Additional Information” under the caption “Taxation” below.)

Trend Information

Financial Trends

See above in this Item 5 under the captions “Operating Results” – “2006 compared to 2005”.

Business Trends

After market declines from 2001 through 2003, telecom service provider capital expenditures began to recover and show signs of moderate growth in 2004 and 2005. Starting in 2006, in the markets targeted by ECI, we are seeing divergent trends when assessing the broadband access and optical transport markets. The broadband access market is beginning to show that the number of subscribers being added per year is slowing, particularly in developed countries where broadband was first deployed. In addition, we are seeing service providers spending less capital per subscriber due to the maturity of the technology and price erosion as a result of competitive pricing behaviors. Finally, regulatory issues in some of the markets that we serve are inhibiting the movement to new broadband technologies. These factors resulted in a decrease in revenues in 2006.

On the other hand, in the optical transport market, globally, there is a key trend developing positively impacting spending on transport networks. The number of new network subscribers, specifically driven by new mobile users, is increasing the overall volume of users on the service providers’ network. This volume is driving demand for more capacity in the transport network. Furthermore, the adoption of new network technologies, such as data enabled mobile services, is driving the amount of traffic each subscriber is generating. This compounds the need for more capacity in the transport network.

There is a current trend in the industry in which some service providers seek an overall telecommunication solution rather than to acquire separate products from heterogeneous equipment providers. The trend is driven by service providers having limited engineering resources for in-house integration, and/or time-to-market considerations, and/or a business need to reduce capital expenditure on networking infrastructure. We are evaluating the specific opportunities for us in this area and have formed a group called Global Integration Services. This group will focus on a select number of customers, with the intention that we will be able to respond to opportunities that require integration of our products with other third parties and to deliver additional Professional Services and/or Managed Services. Should this trend continue and be compatible with our business, we envision that there could be an opportunity to increase our focus on becoming a solution and services provider and not only a product provider, supplying our customers with comprehensive customized solutions.

In common with many of our competitors, we have been expanding our manufacturing and research and development capabilities in low cost geographies, such as China and India. As part of this trend, in 2005, we acquired the optical activities and technology of Eastern Communications in China, which became part of our then Optical Networks Division, and we established, in India, a research and development unit for our Broadband Access Division, as well as a testing center for our Transport Networking Division. We have also recently increased our holdings in HETC in China, which is now a wholly owned subsidiary. The expansion of our capabilities in these geographies enables us to reduce our costs and, at the same time, provides us with access to a large reserve of skilled labor. We intend to continue our presence in our existing geographies, while continuing to expand in the low cost geographies in order to be competitive.

Market/Technology Trends

One of the major drivers for growth in the telecommunication industry is the accelerating demand for broadband services by both residential and business customers. Wireline service providers are providing DSL based service for residential customers on their existing copper infrastructure. In many markets, they are driven by competition from cable operators and alternative telecommunications carriers which are also beginning to offer voice services, in addition to television and high-speed Internet. To meet this challenge, incumbent wireline service providers have begun using DSL technology to offer triple play solutions – television and video services in addition to voice and broadband data – on copper infrastructure. This enables direct competition across the spectrum of service offerings. Wireline operators in some parts of the world are also beginning to deploy FTTx (Fiber to the premises, curb or home) access infrastructure to improve their ability to provide these services in the future, although this requires significant investments in physical infrastructure.

During 2006 and 2005, the market has seen the introduction of alternative access technologies and networks, starting from the rise of WiMAX (Worldwide Interoperability for Microwave Access) technology, deployments and accelerated standard approvals, through municipalities developing plans to lay out fibers, and utility companies taking advantage of their extensive portfolio of rights-of-way.

At the same time, in the optical networks market, wireless service providers are competing strongly with wireline service providers for voice service. With the advent of 3G (third generation) wireless networks, wireless service providers are also offering higher speed data and even video services. This increase in demand is causing many to evaluate the need for owning their own backhaul/transport networks. This need is fueling the recent growth in optical transport networks globally.

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

In addition, in the ordinary course of business, we issue guarantees, bonds and standby letters of credit to our customers that amounted, at December 31, 2006, in the aggregate to approximately $32.2 million. These consisted primarily of performance bonds (approximately $19.5 million), advance payment bonds (approximately $5.2 million), financial bonds (approximately $3.5 million) and warranty bonds (approximately $2.0 million).

We have entered into a long term agreement to provide a customized network solution to a major customer in Central America. The network build-up began in 2006. The transaction will be financed by two commercial banks, in the form of a long-term loan to an intermediate regional bank. The intermediate bank will repay the loan to the commercial banks at a fixed interest rate. As the commercial banks will require the payment of the interest at a floating rate, we are to pay to the commercial banks or receive from them the differential between the fixed interest rate paid by the intermediate bank and the floating interest rate required by the commercial banks. The proposed agreement with the commercial banks also includes an undertaking from us to maintain two financial covenants, with regards to our EBITDA and total cash resources (cash, cash equivalent and long term investments).

We do not believe that our off balance sheet arrangements and commitments have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Tabular Disclosure of Contractual Obligations

The following table sets forth information on our contractual obligations as at December 31, 2006.

	Payments due by period (dollars in millions)
Contractual Obligations (1)	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Balance Sheet Obligations
Trade payables	83.0	83.0	—	—	—
Other payables and accrued liabilities (2)	120.4	120.4	—	—	—
Employee severance payments, net (3)	23.1	9.4	10.4	3.2	0.1
Off Balance Sheet Obligations
Operating lease obligations (4)	32.9	13.1	16.6	3.2	—
Unconditional purchase obligations (5)	36.7	36.7	—	—	—
Other long-term obligations (6)	24.0	8.0	8.0	8.0	—
Total contractual cash obligations	$320.1	$270.6	$35.0	$14.4	$0.1

(1)	This table does not include amounts owed in respect of automobile leases because the cost of canceling these leases is considered to be immaterial.
(2)	Comprising $36.3 million employee and social benefits, $25.7 million accrued expenses and various other obligations.
(3)	Estimated. Includes, primarily, amounts to be paid in connection with the early retirement of employees.
(4)	Future rent payments under various lease real property agreements that expire from 2007 through 2011.
(5)	Includes commitments for the purchase of manufacturing services and materials from various suppliers and subcontractors, and the acquisition of property, plant and machinery.
(6)	Includes payment obligations for the provision of all our IT operations until December 31, 2011, estimated to be approximately $8.0 million per annum.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Members of Our Senior Management

The following table lists members of our senior management:

Name	Age	Position
Rafi Maor	57	President and Chief Executive Officer
Avi Cohen	53	Chief Operating Officer
Giora Bitan	52	Executive Vice President and Chief Financial Officer
Dan Eisner	45	Executive Vice President; General Manager, Broadband Access Division
Ido Gur	39	Executive Vice President, Global Sales and Marketing
Dror Nahumi	44	Chief Strategy Officer
Tony Scarfo	46	Executive Vice President
Eyal Shaked	43	Executive Vice President; General Manager, Optical Networks Division
Atzmon Lifshitz	54	Corporate Vice President, Human Resources
Amnon Shachar	55	Corporate Vice President, Global Resources

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

Avi Cohen was appointed Chief Operating Officer upon joining ECI in September 2006. Previously, he held various positions in senior management at KLA-Tencor Corporation from 1995, including most recently, group vice president, corporate officer and member of the executive management committee and, for seven years, president of KLA-Tencor Corporation (Israel) Ltd. Prior to joining KLA-Tencor, Mr. Cohen was managing director of Octel Communications Corporation (Israel) for three years. Mr. Cohen holds bachelors and masters degrees in electronic engineering and applied physics from Case Western Reserve University, Cleveland, Ohio.

Giora Bitan was appointed Executive Vice President and Chief Financial Officer upon joining ECI in August 2002. In February 2007, ECI announced that Mr. Bitan will be leaving ECI to resume his career in venture capital, which is expected to occur in the first half of 2007. Prior to joining ECI, he was for five years a General Partner at Giza Venture Capital, a leading Israeli venture capital group, where he focused on investments in the communications and software sectors. Previously, for fourteen years, Mr. Bitan held various positions in senior management at Scitex Corporation Ltd., or “Scitex”, serving as its Executive Vice President and Chief Financial Officer from 1987 until 1996. He is a director of Veraz Networks. Mr. Bitan holds a bachelors degree in economics and international relations from the Hebrew University of Jerusalem and an M.B.A. from the University of California, at Los Angeles.

Dan Eisner was appointed Executive Vice President of ECI and the General Manager of the Broadband Access Division on joining ECI in December 2005, but will shortly be leaving ECI. Prior to joining ECI, he served with the Israel Defense Force, or the “IDF”, where he attained the rank of Colonel and gained over twenty years of experience in the field of communications and information technology. His most recent position was as Director of the Center for Technological Solutions within the IDF's leading technological unit, which he managed for over four years. The unit is one of the largest, most complex organizations within the IDF. Mr. Eisner holds a bachelors degree in electrical engineering from Tel Aviv University, and an M.B.A. from Bar Ilan University, Israel.

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

Dror Nahumi was appointed Chief Strategy Officer of ECI in February 2006, having previously served as Vice President of Strategy and Corporate Development since joining ECI in June 2004. Previously he served, from May 2002 to February 2004, as chief executive officer of Axonlink Inc., an optical components company spun off by ECI in 2000, and, from 1997 to January 2001, as general manager, and later president, of I-Link Inc., a US-based VoIP service provider. Mr. Nahumi is also a director of Veraz Networks. He holds a bachelors degree in electrical engineering from the Technion - Israel Institute of Technology, Haifa, Israel, or the “Technion”.

Tony Scarfo was appointed an Executive Vice President of ECI and General Manager of the Data Networking Division, or “DND”, upon joining ECI in July 2006. Following the merger of the DND with the Optical Networks Division at the beginning of 2007, Mr. Scarfo continues as an Executive Vice President of ECI, temporarily acting as site manager at the Pittsburgh facilities of the former DND, before assuming a new executive role at ECI. Prior to joining ECI, Mr. Scarfo served as vice president of Global Alliances and Partnerships, Juniper Networks, Inc., having joined Juniper upon its acquisition in 2002 of Unisphere Networks, Inc., where he served as vice president, marketing from April 2001. From 1998 to 2001, he was a vice president of Lucent Technologies, Inc., having previously held a number of posts at Lucent and AT&T (out of which Lucent was formed) since joining the company in 1982. Mr. Scarfo holds a bachelors degree in computer information systems from Manhattan College, New York, and an M.B.A. from Seton Hall University, New Jersey.

Eyal Shaked was appointed an Executive Vice President of ECI in October 2005 and General Manager, initially, of the Optical Networks Division and, subsequently in January 2007, of the Transport Networking Division. He previously served as Vice President of Research and Development of the Optical Networks Division from January 2000, having joined ECI in 1990. He is a director of Infogin Ltd., an Israeli company operating in the field of mobile Internet content adaptation. Mr. Shaked holds a bachelors degree in electrical engineering from the Technion and a masters degree in electrical engineering and computer science from Tel Aviv University.

Atzmon Lifshitz was appointed Corporate Vice President, Human Resources upon joining ECI in October 2004. Prior thereto, he served as Managing Director of Pilat Israel Ltd., a professional human resources company in Israel, from December 2002, and Chief Operating Officer of e-go systems plc., a high-technology company in the UK that developed services and systems in the field of unified communications services, from April 2000 to 2002. From 1993 until 2000, Mr. Lifshitz was Managing Director of Telemesser Ltd., an Israeli company in the field of interactive marketing through communications tools. He holds a bachelors degree in political science and labor studies from Tel Aviv University.

Amnon Shachar was appointed Corporate Vice President, Global Resources on joining ECI in June 2005. He previously served as Senior Vice President and General Manager of Polycom Israel Ltd. from January 2000, and Vice President of a Scitex joint venture from 1998, which followed twenty-three years of service with the IDF, where he attained the rank of Colonel. His military career included the position of Deputy Chief of the IDF’s leading technology unit. Mr. Shachar holds a bachelors degree in electrical engineering from the Technion, and an executive M.B.A. from Tel Aviv University.

Our Board of Directors

The following table lists our directors:

Name	Age	Director Since	Position
Shlomo Dovrat	47	February 2002	Director, Chairman of the Board of Directors
Michael J. Anghel (1)	68	September 2006	Director
Raanan Cohen (2) (3)	39	September 2006	Director
Eyal Desheh	55	December 2005	Director
Yocheved Dvir (1)	54	February 2003	Director, Chairperson of the Audit Committee
Craig Ehrlich	51	February 2005	Director
Avraham Fischer (4)(3)	50	February 2005	Director
Colin R. Green	57	May 2002	Director
Jonathan B. Kolber (2) (3)	44	January 1990	Director
Niel Ransom	57	May 2006	Director
Casimir Skrzypczak	65	July 2002	Director
Gerd Tenzer	63	August 2003	Director

(1)	An “external director” pursuant to the Companies Law.

(2)
An officer of Koor Industries Ltd., or “Koor”, a company within the IDB Group. Companies within the IDB Group together hold approximately 40.6% of our shares. For details of such shareholdings, see Item 7 “Major Shareholders and Related Party Transactions” under the caption “Major Shareholders”.

(3)
For details of an agreement between Koor and a wholly-owned subsidiary of Clal Industries & Investments Ltd. containing provisions relating to the election of directors, see Item 7 “Major Shareholders and Related Party Transactions” under the caption “Major Shareholders”.

(4)	An officer of Clal Industries & Investments Ltd., or “Clal”, a company within the IDB Group. (See footnote (2) above.)

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

Dr. Michael J. Anghel has been directly involved in founding, managing and directing a variety of industrial, technology and financial enterprises since 1977. From 2004 to June 2005, Dr. Anghel assumed the position of President of Israel Discount Capital Markets & Investments Ltd., the investment banking arm of the Israel Discount Bank Ltd. From 2000 to 2004, he served as the Chairman of CAP Ventures, an operating venture capital company founded by him, and prior to then, from 1977, Dr. Anghel was with the Discount Investments Corporation Group, leading its activities in the communications and technology areas. He is currently a director of Partner Communications Co. Ltd., Scopus Video Networks Ltd. and Syneron Medical Ltd. Prior to 1977, Dr. Anghel was a full-time member of the faculty of the Recanati Graduate School of Business Administration at Tel Aviv University. He currently serves as Chairman of the Board of the University’s Executive Program. Dr. Anghel holds a bachelors degree in economics from the Hebrew University of Jerusalem and an M.B.A. (finance) and a Ph.D. from Columbia University, New York.

Raanan Cohen was appointed Chief Executive Officer of Koor in July 2006. He is also Vice President of Discount Investments Corporation Ltd. (“DIC”), having served in such position since August 2001 and was previously Executive Assistant to the Chief Executive Officer of DIC from 1999. Mr. Cohen also served as Interim President and Chief Executive Officer of Scailex Corporation Ltd. (formerly Scitex) from 2004 to July 2006. Prior to joining DIC, he was an associate with McKinsey & Company, Inc. in London from 1997. Mr. Cohen is a lawyer, admitted to the Israel Bar, and from 1994 to 1995 he served as an attorney with S. Horowitz & Co., an Israeli law firm. He is a director of a number of companies in the IDB Group, including Makhteshim-Agan Industries Ltd., a subsidiary of Koor, Cellcom Israel Ltd. and Property & Building Corporation Ltd. Mr. Cohen holds bachelors degrees in law and in economics from Tel Aviv University and a masters degree in management from J.L. Kellogg Graduate School of Management, Northwestern University, Evanston, Illinois.

Eyal Desheh is the Executive Vice President and Chief Financial Officer of Check Point Software Technologies Ltd. Prior to joining Check Point as Chief Financial Officer in May 2000, Mr. Desheh served as Corporate Vice President and Chief Financial Officer of Scitex from 1996. Prior to that he held numerous other finance management and business development roles, including Vice President of Business Development and Strategy at Bezeq The Israeli Telecommunications Corp. Ltd., Deputy Chief Financial Officer of Teva Pharmaceuticals Ltd., President of H.L. Financial Services Ltd. and Vice President of Bank Hapoalim, New York. Mr. Desheh holds a bachelors degree in economics and an M.B.A., both from the Hebrew University of Jerusalem.

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

Craig Ehrlich has served as Chairman of the GSM Association, or “GSMA”, since January 2003. GSMA is the leading representative body for the world’s wireless network operators. From 1996 until mid-2003, Mr. Ehrlich was Group Managing Director of SUNDAY Communications Limited, a Hong Kong mobile phone company he launched in 1996. During the period from 1993 to 1996, he established several companies that were involved in the introduction of cable television and paging services. From 1987 to 1992, Mr. Ehrlich held various senior executive positions with companies in the Hutchison Group. He is currently a member of the boards of directors of Hutchison Mobile Communications Ltd. (a wholly owned subsidiary of Hutchison Whampoa Ltd.), Roamware, Inc. (a California-based wireless applications company) and Philweb Corporation and ISM Communications Corporation (both based in the Philippines), and is an advisory board member of PGP Corporation (based in California). He holds a bachelors degree in Political Science from the University of California, Los Angeles, a masters degree in urban studies from Occidental College, Los Angeles and a postgraduate fellowship from the Coro Foundation.

Avraham (Avi) Fischer is the Executive Vice President of IDB Holding Corporation Ltd., the Deputy Chairman of IDB Development Corporation Ltd. and Co-Chief Executive Officer of Clal Industries & Investments Ltd. In addition, he is a partner of the law firm of Fischer Behar Chen Well Orion & Co., of Tel Aviv, Israel. Mr. Fischer is also the co-founder and Vice-Chairman of Ganden Holdings Ltd. and the co-founder and Co-Chairman of Ganden Tourism and Aviation Ltd. He serves as a member of the board of directors of IDB Development Corporation Ltd., Koor, Clal, Discount Investment Corporation Ltd., Elron Electronic Industries Ltd., American Israeli Paper Mills Ltd., Makhteshim-Agan Industries Ltd., Vyyo Inc. and other, privately held, corporations. Mr. Fischer is one of the founders and a member of the board of “Matan - Your Way to Give”, a non-profit organization. He holds a law degree from Tel Aviv University, and is a member of the Israel Bar Association.

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

Jonathan B. Kolber was appointed Chairman of the Board of Koor in July 2006, having served as the Chief Executive Officer of Koor from 1998 until July 2006. He was Vice Chairman of Koor from 1998 until March 2003, and was Chairman of our board from 1997 until January 2002. Mr. Kolber was associated with Cemp Investments from 1985 to 1987 and was a Vice President of Claridge Inc. from 1986 to 1990. He serves as a director of a number of Israeli companies, including ECtel Ltd., Makhteshim-Agan Industries Ltd., Sheraton Moriah (Israel) Ltd., Telrad Networks Ltd. and Epsilon Investment House Ltd. Mr. Kolber holds a bachelors degree in Near Eastern languages and civilizations from Harvard University and a certificate in advanced Arabic from the American University of Cairo.

Dr. Niel Ransom served, until July 2005, in various senior managerial positions at Alcatel, most recently as its worldwide Chief Technology Officer from February 2002, as well as being a member of its executive committee from January 2003. His responsibilities included managing corporate and product strategy, corporate research, R&D investments and M&A strategy. His previous positions with Alcatel, which he joined in 1997, included managing the access and metro optical business in the United States. Prior to joining Alcatel, Dr. Ransom served as Senior Director for the Advanced Technology Systems Engineering Center of BellSouth, responsible for expanding its offerings into PCS wireless, IP, video entertainment, and advanced intelligent networks. He started his career at Bell Labs. Dr. Ransom currently serves on the board of Teknovus Inc., a semiconductor provider of EPON solutions, Overture Networks Inc., a developer of converged packet access platforms, and AMCC Inc. a semiconductor provider of communication and processing solutions. He holds bachelors and masters degrees in electronic engineering from Old Dominion University, an executive M.B.A. from the University of Chicago and a Ph.D. in electrical engineering from the University of Notre Dame.

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

Gerd Tenzer is a former Deputy Chairman of the Board of Management of Deutsche Telekom AG. From December 2002 until the end of 2004, he served as the special representative to the Chairman of the Board of Management of Deutsche Telekom for competition and telecommunications policy. Mr. Tenzer joined Deutsche Telekom in 1990 with responsibilities for, among other things, networks, purchasing, and broadband cable. Prior to joining Deutsche Telekom, he worked at the German Federal Ministry of Posts and, for ten years, headed the Ministry’s Policy section. Mr. Tenzer is currently Chairman of the Board of EUTEX European Telco Exchange AG, Germany, a member of the Boards of SES GLOBAL SA, SES ASTRA and SES EUROPE, all Luxembourg-based satellite companies, and member of the Board of Sutter GmbH, Germany. He holds a bachelors degree in telecommunications and a degree of diplom-ingenieur, both from the Technical University in Aachen, Germany.

There are no family relationships among any of our directors and members of senior management.

Compensation

Set forth below is information regarding all cash and cash-equivalent forms of remuneration paid, or benefits granted, by us for the fiscal year ended December 31, 2006 with respect to all persons who were at any time our directors or members of senior management during 2006 (including payments to management companies in connection with the services of directors):

	Salaries, fees, directors’ fees, commissions and bonuses*	Other benefits*
All directors and members of senior management as a group (consisting of 25 persons in 2006)	$3,388,000	$350,000
* Does not include the grant of stock options and restricted shares.

At December 31, 2006, an aggregate sum of approximately $1.8 million was set aside or accrued by us to provide pension, retirement or similar benefits for members of our senior management, funded by contributions to pension and severance pay funds or by the purchase of insurance policies.

During the year ended December 31, 2006, we granted stock options to members of our senior management for the purchase of an aggregate of 670,000 ECI shares at exercise prices ranging from $7.03 to $8.52 per share and with a weighted average exercise price of $7.99 per share, expiring in 2016. Although there were no stock options granted by us directly to our directors during the said year, in September 2006, following shareholders’ approval, we granted to Carmel V.C. Ltd. stock options for the purchase 100,000 ECI shares, in connection with the services of Mr. Shlomo Dovrat. These options were at an exercise price of $7.86 per share, become exercisable on September 20, 2007, provided Mr. Dovrat is still then serving as chairman of our board of directors, and expire in 2016. (See below in this Item 6 for (i) details of the service agreement with Carmel V.C. Ltd. in connection with the services of Mr. Dovrat; (ii) details of our Stock Option Plans - under the caption “Stock Benefit Plans”; and (iii) details of stock options held by our directors and members of our senior management - under the caption “Share Ownership”.)

In addition, during the year ended December 31, 2006, we issued an aggregate of 488,907 restricted shares to our directors and members of our senior management, as detailed in the following table. (1)

Name	Restricted Shares Issued in 2006 (2)
Shlomo Dovrat (issued to designee, Carmel V.C. Ltd.)	17,625	(3)
Michael Anghel	3,373
Eyal Desheh	6,195
Yocheved Dvir	3,373
Craig Ehrlich	2,987
Colin Green	3,373
Doron Inbar (who has since resigned as a director)	21,230	(3)
Niel Ransom	3,373
Casimir Skrzypczak	3,041
Gerd Tenzer	3,373
All members of senior management, as a group (consisting of 9 persons)	418,960

(1)
All restricted shares were issued under our Restricted Share Incentive Plan 2005. See below in this Item 6 for (i) details of the said Plan - under the caption “Stock Benefit Plans”; and (ii) details of shares, including unvested restricted shares, held by our directors and members of our senior management - under the caption “Share Ownership”.

(2)	Unless otherwise stated, these restricted shares vest over an approximate two to three-year period.

(3)	Granted on September 20, 2006, 25% vesting immediately, 25% vested on September 30, 2006 and the balance vesting on December 31, 2006.

The compensation paid to each of our directors is now generally calculated on a similar basis, except for compensation currently paid in respect of the services of Shlomo Dovrat and Niel Ransom (whose services are the subject of a special service agreement or consultancy agreement - see below) and directors affiliated with our major shareholders (who do not receive compensation). The compensation paid to Doron Inbar, until his resignation as a director of ECI in February 2007, was also the subject of a special consultancy agreement (see below). The compensation paid to non-affiliated directors is comprised of the following elements:

•	a basic annual director’s fee of $50,000;

•	an additional fee of $10,000 per annum for those directors serving on the audit committee;

•	a further fee of $10,000 per annum for serving on one or more committees, other than the audit committee;

•
an additional fee $10,000 per annum for the director serving as the Senior Independent Director, currently Colin Green. (See below in this Item 6 under the caption “Board Practices” –“Executive Sessions”); and

•	the annual issue of restricted shares having a value of $25,000.

The following are details of the special service agreements or consultancy agreements relating to the services of directors (other than directors affiliated with our major shareholders) who do not, or did not, receive compensation on the basis detailed above or, in the case of Niel Ransom, receive fees in addition to those detailed above:

•
In 2003, we entered into a service agreement with Carmel V.C. Ltd., relating to the services of Mr. Shlomo Dovrat, then Vice Chairman, and now Chairman, of our board of directors. Mr. Dovrat shares control of Carmel V.C. Ltd., and Carmel V.C. Ltd. is entitled to the services of Mr. Dovrat. (See below in the Item, under the caption “Share Ownership” for details of entities controlled by Mr. Dovrat and their holdings of shares.) Mr. Dovrat agreed to devote a considerable amount of his time to us, including ongoing and comprehensive consulting regarding our affairs and the promotion of our business. Pursuant to the terms of this service agreement, Carmel V.C. Ltd. is making the services of Mr. Dovrat available to us in consideration of an annual management fee of $300,000. In addition, Carmel V.C. Ltd. received the grant of stock options, initially for the purchase of 300,000 shares, at an exercise price of $2.21 per share, but increased to 313,995 shares at a reduced exercise price of $2.02 per share, as a result of the adjustments made to outstanding stock, options approved by shareholders in 2004 and 2006, in light of the distribution to our shareholders of our shares in ECtel Ltd. In September 2006, Carmel V.C. Ltd. received the grant of 17,625 restricted shares (as designee of Mr. Dovrat) and further 100,000 stock options, as referred to above, in connection with the services rendered by Mr. Dovrat.

•
With effect from January 1, 2006, our audit committee, board of directors and shareholders approved a consultancy agreement with DAI Management Consulting and Investment in High Tech Ltd. or “DAI”, relating to the services of Mr. Doron Inbar. Mr. Inbar was, until December 31, 2005, the President and Chief Executive Officer of ECI, and served as a director of ECI from January 1, 2006 through February 22, 2007. DAI is an Israeli company wholly-owned by Mr. Inbar, and was entitled to Mr. Inbar’s services. Under the terms of this agreement, DAI made available to ECI the services of Mr. Inbar, provided certain ongoing and comprehensive consulting services, performed exclusively by Mr. Inbar, as specified in the agreement. In addition, Mr. Inbar had the duties and responsibilities customarily performed by a member of the board of directors. Mr. Inbar was to devote an average of two days per week to the performance of these services. In consideration of these services, ECI paid $2,500 per day to DAI. In agreement between the parties, from October 2006 until his resignation as a director, Mr. Inbar devoted less time to ECI than envisaged in the agreement, and was accordingly been paid less fees for such period. In addition, in September 2006, Mr. Inbar received the grant of 21,230 restricted shares, as referred to above.

•
Mr. Niel Ransom receives directors’ fees and other compensation similar to that paid to other non-affiliated directors, as detailed above. In addition, under the terms of a consultancy agreement with Niel Ransom, effective from September 2006 through August 2007, Mr. Ransom provides ECI with consulting services regarding its strategy and business development, as well as such other services as ECI may reasonably request from time to time, and is to dedicate at least two days per month to the performance of such services. In respect of such services, ECI pays Mr. Ransom a fee of $4,000 per month.

No member of our board of directors is, or was during 2006, an officer or an employee of ECI. In all instances, the terms of directors’ compensation (including the grant of any stock options and equity securities), as well as payments to a third party in respect of the services of a director, are approved by our audit committee, board of directors and shareholders.

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

External directors may only be elected by shareholders and serve for a three-year term, which may be renewed for only one additional three-year term. (For additional details, see below in this Item 6 under the caption “Board Practices” –“External Directors”.)

An agreement between Koor and Clal Electronics Industries Ltd., who hold, directly or indirectly, approximately 27.6% and 12.7%, respectively, of our outstanding Ordinary Shares, includes certain provisions relating to the election of members to our board of directors. (For details of this agreement, see Item 7 –“Major Shareholders and Related Party Transactions” under the caption“Major Shareholders”.)

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

Currently, Ms. Dvir (re-elected for a second three-year term, commencing February 2006) and Dr. Anghel (elected for an initial three-year term, commencing September 2006) serve as our external directors.

Audit Committee

The Companies Law and Nasdaq rules also require the appointment by our board of directors of an audit committee. Under the Companies Law, the role of the audit committee is: (i) to identify irregularities in the management of the company’s business, including in consultation with the company’s internal auditor, and to propose remedial measures to the board; and (ii) to review for approval related party transactions as defined in the Companies Law (as described below). An audit committee must consist of at least three members, and include all of the company’s external directors. The chairman of the board of directors, any director employed by the company or providing services to the company on a regular basis, any controlling shareholder or any relative of a controlling shareholder may not be members of the audit committee. An audit committee may not approve an action or a transaction with a controlling shareholder or with an office holder, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting at which an approval was granted.

Nasdaq has prescribed financial expertise requirements that relate to members of the audit committee (see below under “Professional, Financial and Accounting Expertise”) as well as independence requirements for each member of the audit committee (see below under “Independent Directors”). We have also adopted an audit committee charter as required under Nasdaq rules.

In addition, our audit committee reviews internal financial controls; oversees and monitors the financial reporting system and accounting policies and practices; reviews our financial statements once each quarter with our auditors; approves any change in accounting policies and practices; meets with the our internal and external auditors and requests that certain matters be reviewed; considers any matter that the internal or external auditors recommend be reviewed; recommends the appointment of external auditors, reviews their performance, ensures their independence, and if necessary, recommends their replacement; recommends committee structures and policies; and in general makes recommendations to the board with respect to corporate governance.

Currently the members of our audit committee are Yochi Dvir (chairperson), Michael Anghel, Eyal Desheh, Colin Green and Casimir Skrzypczak.

Professional, Financial and Accounting Expertise

Pursuant to new provisions of the Companies Law, effective from April 2006, our board of directors has determined that at least one member of our board of directors must be an “accounting and financial expert”. The Companies Law requires that at least one external director must be such an expert and that all other external directors must be “professionally qualified”. Under the Nasdaq rules, each member of our audit committee must be financially literate and at least one of the members must be designated as a financial expert having accounting or related financial management expertise. Our board of directors has designated Ms. Yochi Dvir as our audit committee financial expert. (See Item 16A –“Audit Committee Financial Expert”)

Independent Directors

The Nasdaq rules also impose independence requirements on each member of the audit committee, as well as a majority of our board of directors. The Nasdaq rules implement two stricter basic criteria for determining independence of audit committee members: (i) they are barred from accepting consulting, advisory or other compensatory fees from the issuer or any subsidiary of the issuer, other than in the member’s capacity as a member of the board of directors and any board committee, and (ii)  they may not be an “affiliated person” of the issuer or any subsidiary of the issuer apart from his or her capacity as a member of the board and any board committee. An affiliated person is generally someone who possesses the power to direct the management and policies of our company. A person who is not an executive officer or 10% shareholder would generally be deemed not to be an affiliated person.

Our board of directors has determined that all members of the audit committee, as well as a majority of the members of our board, are independent as defined in applicable Nasdaq rules and regulations.

Executive Sessions

Our independent directors meet four times each year in a forum to discuss issues of concern to them and to designate a Senior Independent Director. Furthermore, pursuant to Nasdaq requirements, such forum also approves compensation for our chief executive officer and other members of senior management, and approves recommendations to our board of directors regarding the appointment of new directors and the slate of directors to be proposed to the shareholders. The Senior Independent Director currently Mr. Colin Green, represents the independent directors, when necessary, to ensure that they receive appropriate and timely information and any other facilities to enable them to discharge their duties, and that they are consulted when appropriate.

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

Other Committees

Our board of directors has appointed the following other committees:

•     An executive committee authorized to meet between meetings of the board of directors to monitor the conduct of our business, taking action and making recommendations in connection therewith. Although the committee may take all actions that may be taken by the board of directors (except those which by law it cannot delegate), as a matter of policy substantive decisions will in normal circumstances be referred to the board of directors. Our executive committee currently comprises Jonathan J. Kolber (chairman), Michael Anghel, Shlomo Dovrat, Avraham Fischer and Colin Green.

•     A remuneration committee authorized to administer our stock option and restricted share plans; make recommendations to the board of directors with respect to awards under such plans to directors, the chief executive officer and those employees reporting to him; make awards under such plans to other employees and consultants; recommend policies regarding compensation of employees; approve the compensation of the chief executive officer and office holders reporting to him; as well as any other unusual compensation issues. The committee’s recommendations relating to the compensation of the chief executive officer and other members of senior management (including awards to them under the said plans) are subject to approval by a majority of our independent directors, pursuant to Nasdaq requirements. Our remuneration committee currently comprises Jonathan J. Kolber (chairman), Michael Anghel, Shlomo Dovrat, Yochi Dvir, Avraham Fischer and Casimir Skrzypczak.

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

•     A strategy committee empowered to monitor the implementation of our strategic plan; to analyze the market and technologies relevant to us; and to present strategic options and plans to the board of directors for approval. This committee currently comprises Niel Ransom (chairman), Shlomo Dovrat, Craig Ehrlich, Casimir Skrzypczak and Gerd Tenzer.

•     A supply chain committee empowered to assist management in identifying and solving the problems inherent in the supply chain for our products. This committee currently comprises Gerd Tenzer (chairman), Michael Anghel, Raanan Cohen and Eyal Desheh.

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

The Companies Law also provides that a company may, if its articles of association so provide and subject as set out in the law, indemnify an office holder in respect of an obligation imposed on, or expense incurred by, such office holder in respect of an act performed by him or her in his or her capacity as an office holder as follows:

(i)	a financial liability imposed on him or her in favor of another person by any court judgment, including a settlement or an arbitration award which has been confirmed by a court;

(ii)
reasonable litigation expenses, including attorneys’ fees, incurred by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (a) concluded without the imposition of any financial liability in lieu of criminal proceedings or (b) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and

(iii)
reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or which were imposed on him or her by a court, in proceedings institute against such office holder by the company or on its behalf or by another person, or in a criminal charge on which such office holder was acquitted, or in a criminal proceeding in which he or she was convicted of a criminal offense that does not require proof of criminal intent.

A company may (a) undertake in advance to indemnify the office holder provided that, in respect of paragraph (i) above, the undertaking is limited to events which in the opinion of the board of directors are foreseeable in light of the company’s actual operations when the undertaking to indemnify is given, and to an amount or criteria set by the board as reasonable under the circumstances, and further provided that such events and amount or criteria are set forth in the undertaking to indemnify and (b) indemnify an office holder after the occurrence of the event in respect of which such office holder will be indemnified.

The above provisions incorporate an amendment to the Companies Law enacted in March 2005, which, among other things, introduced the additional category of indemnifiable expenses referred to in paragraph (ii) above. In March 2007, following approval by our audit committee and board of directors, our shareholders approved an amendment to our articles of association to reflect the current provisions of the law. Under the Companies Law, indemnification of office holders must be approved by the company’s audit committee and board of directors and, if the beneficiary is a director, by the company’s shareholders. Accordingly, these organs of ECI have also resolved to grant undertakings to indemnify our office holders as regards the matters set forth above, by providing them with new Letters of Indemnification that, among other things, take account of the aforesaid amendments to our articles of association. The aforesaid undertakings are currently limited to an indemnity of $30 million per office holder, per case, but not more than $225 million in the aggregate for all persons to be indemnified.

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

•	a breach by the office holder of his or her duty of care if the breach was done intentionally or recklessly;

•	any act or omission done with the intent to derive an illegal personal benefit; or

•	any fine levied against the office holder.

Employees

The following table sets forth certain data on our workforce (including temporary employees), as at the end of each of the last three fiscal years:

	As at December 31,
	2006		2005		2004
Numbers of employees by geographic location
Israel	2,144		2,286		2,226
United States	199		196		56
Other countries	689	*	564	*	356
Total workforce	3,032		3,046		2,638
Numbers of employees by category of activity
General and administrative	269		279		268
Research and development	841	*	835	*	572
Operations	1,100		1,162		1,162
Sales and marketing	526		530		447
Customer support	295		240		189
Total workforce	3,032		3,046		2,638
Numbers of employees by business unit
Optical Networks Division**	1,105		1,053		1,016
Broadband Access Division	559	*	582	*	616
Data Networking Division**	194		153		—
Others (including manufacturing operations)	1,174		1,258		1,006
Total workforce	3,032		3,046		2,638

* Includes employees of a third party in India (numbering 60 at December 31, 2006 and 35 at December 31, 2005), for whom we bear the cost and who are considered part of the Broadband Access Division’s research and development force.
** These two divisions have merged to form the Transport Networking Division.

All employees included in the above table were employees of ECI and its wholly owned subsidiaries, except for the following:

•
Employees of HETC, our majority owned subsidiary in China, numbering approximately 220 at December 31, 2006, 200 at December 31, 2005 and 90 at December 31, 2004, who are included within the figures for the Optical Networks Division; and

•	The employees in India referred to in the footnote to the above table.

The principal changes as regards numbers of employees in 2006 were reduction in operational employees due to outsourcing while increasing our employees in sales and marketing and in customer support. During 2006, we employed on average 177 temporary employees.

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

We have employment agreements with most of our employees based in Israel, of whom approximately 110, all unionized former employees of Tadiran Telecommunications Ltd., or “TTL”, a company acquired by, and merged into, ECI at the beginning of 1999), are subject to a special collective bargaining agreement. If we dismiss any of these former TTL employees by 2011, we are committed to pay them increased severance benefits or early retirement pensions, depending on age and seniority.

Share Ownership

Although several of our directors are officers or directors of our major shareholders or their affiliates, such individuals disclaim beneficial ownership of any of the shares held by these major shareholders or their affiliates (other than the shares of which they are themselves the direct beneficial owners). (For details of shares held by major shareholders, see below Item 7 –“Major Shareholders and Related Party Transactions” under the caption “Major Shareholders”.)

The following table details, as of March 5, 2007 unless otherwise stated, the number of our shares owned, and stock options held, by each of our directors and by members of our senior management as a group.

	Shares of ECI (1)				ECI Stock options (3)
					Number held(4)
Name	Shares owned (other than unvested restricted shares)		Unvested restricted shares held	Percent of outstanding shares beneficially owned(2)	Exercisable within 60 days		Not exercisable within 60 days		Exercise price per share
Shlomo Dovrat(5):
personal	112,000		—		—		—		—
				(7)
affiliated entities(6)	4,943,178		—		{313,995	(8)	—		$2.02
					{ —		100,000	(8)	$7.86
Michael Anghel	—		3,373	*	—		—		—
Raanan Cohen(9)	—		—	—	—		—		—
Eyal Desheh	3,124		5,071	*	—		—		—
Yocheved Dvir	1,124		5,149	*	27,901		—		$1.81
Craig Ehrlich	3,340		6,068	*	—		—		—
Avraham Fischer(10)	—		—	—	—		—		—
Colin Green	14,316		4,864	*	{41,916 {27,000		— —		$2.94 $6.46
Jonathan Kolber(9)	1,242,198	(11)	—	1.0%	—		—		—
Niel Ransom	—		3,373	*	—		—		—
Casimir Skrzypczak	1,041		5,113	*	40,354		—		1.20
Gerd Tenzer	1,686		4,864	*	52,452		—		2.79
All members of senior management, as a group (consisting of 10 persons)	194,208		263,651	*	1,074,699		997,748		From $1.16 to $29.19

*	Individually beneficially owns less than 1% of our outstanding shares.

(1)
All our shares have identical voting rights. All restricted shares (other than 1,173 of those held by Craig Ehrlich) are issued under our restricted share incentive plan (for details, see below in this Item 6 under the caption “Stock Benefit Plans”). Restricted shares which vest within 60 days are included in the numbers shown in the column headed “Shares owned” and are accordingly excluded from the numbers shown in the column headed “Unvested restricted shares held”.

(2)
Includes unvested restricted shares and any stock options exercisable into ECI shares within 60 days. Percentages are based upon 119,603,508 ECI shares outstanding at March 5, 2007 (which includes unvested restricted shares but excludes 84,502 shares of treasury stock) plus such number of newly issued ECI shares, if any, as such person had the right to receive upon the exercise of stock options within 60 days.

(3)
Stock options held by our directors expire on various dates from May 2012 through March 2014. The stock options granted to members of our senior management expire on various dates from May 2007 through October 2016.

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

(6)
The said affiliated entities of Mr. Shlomo Dovrat (with their respective direct holdings of ECI shares in parenthesis) are: Mr. Aharon Dovrat, the father of Mr. S. Dovrat (106,850 shares); Carmel Software Fund (Israel) L.P. (1,110,046 shares); Carmel Software Fund (Cayman) L.P. (1,370,639 shares); Carmel Software Fund (Delaware) L.P. (598,701 shares); Carmel Software Fund Gbr (98,565 shares); Carmel V.C. Ltd., (214,755 shares, of which 197,130 shares were issued to it as acting for Siemens Venture Capital GmbH and 17,625 shares as designee for Mr. S. Dovrat) (the previous five entities being referred to as the “Carmel Funds”); D Partners (Israel) Limited Partnership (390,071 shares); and D Partners (BVI) L.P. (724,511 shares) (the previous two entities being referred to as the “D Partners”). The stated aggregate share holdings of such affiliated entities includes 329,040 ECI shares held by the Ofer (Ships Holdings) Ltd., in respect of which it has granted Carmel V.C. Ltd. an option to purchase, expiring on December 5, 2009 (see footnote (6) to the table in Item 7 “Major Shareholders and Related Party Transactions” under the caption “Major Shareholders.”)

An aggregate of 3,796,161 of the ECI shares now held by Dovrat Entities, as well as 112,000 ECI shares held by Mr. Harel Beit-On and 24,947 ECI shares held by Mr. Avi Zeevi (two associates of the Dovrat Entities) were among shares acquired from ECI in the private placement in February 2002 under a subscription agreement dated December 6, 2001. See Item 7“Major Shareholders and Related Party Transactions” under the captions“Related Party Transactions” –“Dovrat Entities and Ofer Ships” for details of a registration rights agreement relating to such shares.

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

(7)
The stated holdings of the Dovrat Entities (excluding the holdings of Mr. Beit-On and Mr. Zeevi), which aggregate to 5,369,173 ECI shares (including the right to acquire 329,040 shares referred to in footnote (6) above and the 313,995 stock options exercisable within 60 days), equates to approximately 4.5% of our outstanding shares.

(8)
Comprises stock options granted to Carmel V.C. Ltd. in connection with the services of Mr. S. Dovrat (see above in this Item 6 under the caption “Compensation”). The grants in respect of 313,995 shares and 100,000 shares expire in February 2013 and September 2016, respectively.

(9)
Mr. Cohen and Mr. Kolber are, respectively, the chief executive officer and chairman of the board, of Koor, of which our largest shareholder is a wholly-owned subsidiary. (For Koor’s holdings see Item 7 –“Major Shareholders and Related Party Transactions” under the caption “Major Shareholders”.)

(10)
Mr. Fischer is a director and an executive officer of Clal Industries and Investments Ltd. (and is a director or an executive officer of its parent companies, IDB Holding Corporation Ltd. or “IDB Holding” and IDB Development Corporation Ltd. or “IDB Development”), whose wholly-owned subsidiary, Clal Electronics Industries Ltd., is one of our major shareholders. IDB Holding and IDB Development are also the parent companies of Discount Investment Corporation Ltd, the principal shareholder of Koor, of which Mr. Fischer is also a director. (For Clal’s and Koor’s holdings see Item 7 –“Major Shareholders and Related Party Transactions” under the caption “Major Shareholders”.)

(11)
As of March 23, 2006, comprises 100,000 shares held by an Israeli company wholly owned by Mr. Kolber and 1,142,198 shares held by a trustee for the Kolber Trust, of which Mr. Kolber is a discretionary beneficiary.

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

The Plans provide that they should be administered by our board of directors or, if permitted by law, by a committee appointed by our board. Until March 2005, Israel’s Companies Law prohibited a board of directors from delegating to a committee the power to issue shares, including the grant of share options. However, pursuant to an amendment to the Companies Law enacted in March 2005, a committee of the board of directors of a company now has the power to issue shares within a framework approved by the board. Accordingly, our remuneration committee, which generally oversees administration of the Plans, is now authorized to make awards under the Plans to most employees and to consultants. However, under our internal corporate governance procedures, the remuneration committee only has the power to make recommendations to our board with regard to awards to our chief executive officer and employees reporting to him, as well as awards to our directors. Under the law, any award under the Plans to one of our directors requires the approval of the audit committee, the board of directors and our shareholders, in that order.

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

In September 2006, following approval by ECI’s audit committee, remuneration committee and board of directors, our shareholders approved adjustments to the terms of outstanding stock option awards, in order to preserve the intrinsic value of such stock options in light of our distribution to our shareholders of the remaining 2,890,325 shares held by us in ECtel Ltd. On June 26, 2006, immediately prior to the ex-dividend date for the distribution of the ECtel shares, the closing market price of our shares on Nasdaq was $8.09 per share. As a result the proposed distribution, the closing market price was adjusted downwards by 1.264% to $7.99 per share (to the nearest whole cent), a reduction of $0.10 per share. Set forth below are the main provisions of the adjustments, which applied to all stock options granted prior to June 29, 2006 and outstanding on September 20, 2006 (the date of shareholders’ approval).

•	The exercise price of all outstanding stock options, other than those granted at zero exercise price, was reduced by $0.10 per share;

•
Additional stock options, at zero exercise price, were granted to those grantees who held stock options at zero exercise price. The number of additional stock options equated to approximately 1.264% of the said stock options held by such grantees at June 29, 2006 (rounded down to the nearest whole share). The additional stock options are exercisable in the same proportions and will expire on the same dates as the original stock options.

The total number of our shares permitted to be issued under the Plans is limited to an aggregate of 32,760,700.

The following table sets forth, as at March 5, 2007, certain information with respect to the Plans.

Option Plans
Aggregate number of options exercised	11,418,892
Aggregate number of outstanding options	12,938,115
Exercise price range of outstanding options	From $0.00 to $39.66 per share
Dates of expiry of outstanding options	May 2007 through October 2016
Restricted Share Plan
Aggregate number of shares vested	635,919
Aggregate number of unvested restricted shares	1,637,476
Shares available for future awards (under Option Plans and Restricted Share Plan)	6,130,298

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

We have authorized and outstanding one class of equity securities, designated ordinary shares, with a nominal (par) value of NIS 0.12. Unless otherwise stated, all shareholder data in this Item are as of March 5, 2007.

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

Name and Address	Number of Shares Owned	Approximate Percent of Shares Outstanding(1)
IDB Holding Corporation Ltd. and its subsidiaries (together the “IDB Group”)(2), holding as follows:	48,511,065	40.6%

M.A.G.M. Chemistry Holdings Ltd., or “MAGM”, (a wholly owned subsidiary of Koor Industries Ltd.)(3)(4) 3 Azrieli Center, Triangular Tower, 43 rd Floor 67023 Tel Aviv, Israel	33,049,433	27.6%

Clal Electronics Industries Ltd., or “CEI” (a wholly owned subsidiary of Clal Industries & Investments Ltd.)(4) 3 Azrieli Center, Triangular Tower, 45th Floor 67023 Tel Aviv, Israel	15,218,194	12.7%

Other Entities within the IDB Group(5)	243,438	0.2%

Ofer (Ships Holding) Ltd. (or “Ofer Ships”)(6) 9 Andre Saharov Street 31905 Haifa, Israel	7,094,526	5.9%

Manning & Napier Advisors, Inc.(7) 290 Woodcliff Drive Fairport, New York 14450, USA	6,861,405	5.7%

(1)	Percentages are based upon 119,603,508 ECI shares outstanding at March 5, 2007, which number includes 1,637,476 unvested restricted shares but excludes 84,502 shares of treasury stock.

(2)
The principal parent companies of the IDB Group are IDB Holding Corporation Ltd., or “IDB Holding”, and its majority-owned subsidiary, IDB Development Corporation Ltd., or “IDB Development”. Badal Securities Ltd., or “Badal”, is a wholly owned subsidiary of IDB Holding. Discount Investment Corporation Ltd., or “DIC”, Clal Industries and Investments Ltd., or “Clal”, Clal Insurance Enterprises Holdings Ltd., or “Clal Insurance”, are all majority-owned subsidiaries of IDB Development. The shares of IDB Holding, IDB Development, DIC, Clal and Clal Insurance are publicly traded on The Tel Aviv Stock Exchange. IDB Development and DIC together beneficially own a majority of the shares of Koor Industries Ltd., or “Koor”. All companies in the IDB Group referred in this Item are Israeli corporations.

Based upon reports received by ECI, as of March  5, 2007, IDB Holding is controlled as follows:

•
Ganden Holdings Ltd., or “Ganden”, which is a private Israeli company controlled by Nochi Dankner (who also is the chairman of IDB Holding, IDB Development, Clal and DIC and a director of Clal Insurance and Koor) and his sister Shelly Bergman, holds, directly and through a wholly-owned subsidiary, approximately 44.88% of the outstanding shares of IDB Holding. Avraham Fischer, a director of ECI (and who also serves as executive vice president of IDB Holding, deputy chairman of IDB Development, co-chief executive officer and a director of Clal and a director of DIC and Koor), holds himself or through companies controlled by him or his wife, directly or indirectly, 9.02% of the shares of Ganden

•	Shelly Bergman, through a wholly-owned company, holds approximately 7.23% of the outstanding shares of IDB Holding;

•
Avraham Livnat Ltd., or “Livnat”, which is a private company controlled by Avraham Livnat (one of whose sons, Zvi Livnat, is a director and executive vice president of IDB Holding, deputy chairman of IDB Development, co-chief executive officer of Clal, and a director of DIC and Koor, and another son, Shay Livnat, is a director of IDB Development, Clal and Clal Insurance) holds, directly and through a wholly-owned subsidiary, approximately 10.38% of the outstanding shares of IDB Holding; and

•
Manor Holdings BA Ltd., or “Manor”, a private company controlled by Ruth Manor (whose husband, Isaac Manor, is deputy chairman of IDB Holding and a director of IDB Development, Clal, DIC, Koor and Clal Insurance, and whose son, Dori Manor, is a director of IDB Holding, IDB Development, Clal and DIC) holds, directly and through a majority-owned subsidiary, approximately 10.37% of the outstanding shares of IDB Holding.

Subsidiaries of Ganden, Livnat and Manor have entered into a shareholders agreement with respect to shares of IDB Holding constituting 31.02%, 10.34% and 10.34%, respectively, of the outstanding shares of IDB Holding for the purpose of maintaining and exercising control of IDB Holding as a group. Their additional holdings in IDB Holding are not subject to the shareholders agreement. The term of the shareholders agreement expires in May 2023.

Most of the foregoing shares in IDB Holding have been pledged to financial institutions as collateral for loans taken to finance the purchase of the shares. Upon certain events of default, these financial institutions may foreclose on the loans and assume ownership of or sell the shares.

Based on the foregoing, IDB Holding (by reason of its control of Badal and IDB Development and by reason of IDB Development's control of Clal, CEI, DIC, Clal Insurance, Koor and MAGM), Ganden, Livnat and Manor (by reason of their control of IDB Holding), Mr. Nochi Dankner, Ms. Shelly Bergman, Mr. Avraham Livnat and Ms. Ruth Manor (by reason of their control of Ganden, Livnat and Manor, respectively) may be deemed to share with IDB Development, Badal, Clal, CEI, Clal Insurance, DIC, Koor, and MAGM, the power to vote and dispose of the ECI shares held by these entities.

(3)
Koor’s ordinary shares are publicly traded on The Tel Aviv Stock Exchange and its ADSs (American Depositary Shares) are traded on the New York Stock Exchange. IDB Development and DIC together beneficially own approximately 52% of the ordinary shares of Koor. IDB Development and DIC, by virtue of their ownership interest in Koor, may be deemed to be beneficial owners of the ECI shares held by MAGM. In addition to the ECI shares held by MAGM, Mr. Kolber, chairman of the board of directors of Koor and a director of ECI, has, as of March 23, 2007, a beneficial interest in 1,242,198 ECI shares (For details see Item 6 –“Directors, Senior Management and Employees” under the caption “Share Ownership”). Mr. Kolber by virtue of his position at Koor, may be deemed to be a beneficial owner of the ECI shares held by MAGM. Mr. Kolber disclaims beneficial ownership of these shares.

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

(5)
Based upon reports received by us, as of March 5, 2007, the following entities within the IDB Group also beneficially own ECI shares, as follows: IDB Development (100,000 shares); Badal (100,000 shares); and Clal Insurance (43,478 shares held for its own account). In addition, as of such date, 785,155 ECI shares were held for members of the public through, among others, provident funds, mutual funds, pension funds, exchange traded funds and insurance policies, which are managed by subsidiaries of Clal Insurance and 2,523 ECI shares were held by unaffiliated third-party client accounts managed by subsidiaries of Clal Insurance. IDB Development disclaims beneficial ownership of these additional ECI shares.

(6)
The holdings of Ofer Ships include 2,507,621 ECI shares held by its indirect wholly owned subsidiary Ofer Hi-Tech Investments Ltd. (formerly Yozma Venture Capital Ltd.), or “Ofer Hi-Tech Investments”. Orona Investments Ltd (a company indirectly wholly owned by Mr. Udi Angel) and L.Y.N. (Holdings) Ltd., (a company of which Mr. Eyal Ofer holds 95% of the issued share capital) are each the direct owners of one-half of the outstanding stock of Ofer Ships. Accordingly, the aforesaid companies, and Mr. Angel and Mr. Ofer, may be deemed to beneficially own the ECI shares held by Ofer Ships and Ofer Hi-Tech Investments. The holdings of Ofer Ships also include 329,040 ECI shares in respect of which Ofer Ships has granted an option to purchase to Carmel V.C. Ltd., one of the Dovrat Entities (see Item 6 –“Directors, Senior Management and Employees” under the caption“Share Ownership”), expiring on December 5, 2009.

6,580,000 of the ECI shares now held by the Ofer Ships (including 2,250,000 of those owned by Ofer Hi-Tech Investments) were among shares issued by us in the private placement in February 2002 under a Subscription Agreement dated December 6, 2001. Pursuant to the Subscription Agreement, on February 11, 2002, ECI entered into a registration rights agreement with the investors regarding the shares issued to them in the private placement, which also includes 3,933,108 ECI shares currently owned by the Dovrat Entities and their associates. (See below in this Item 7 under the captions“Related Party Transactions” - “Dovrat Entities and Ofer Ships” for details of such agreements.)

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

(7)
Based upon a Schedule 13G filing made with the Securities & Exchange Commission on February 12, 2007. Manning & Napier Advisors, Inc., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, claims sole voting power in respect of 5,968,920 of the said ECI shares and sole distribution power of 892,485 of the said ECI shares.

Significant Changes in Percentage Ownership by Major Shareholders

To our knowledge, the significant changes in the percentage ownership of our shares held by our major shareholders during the past three years are as follows:

At December 31, 2003, we had 108,038,063 outstanding shares, of which MAGM held approximately 30.6%, CEI held approximately 14.1%, Ofer Ships held approximately 6.4% and the Dovrat Entities (see Item 6 –“Directors, Senior Management and Employees” under the caption“Share Ownership”) held approximately 6.6%. Koor and CEI have not since changed their holdings in ECI. However, during 2006, companies in the IDB Group first acquired a majority of the shares in Koor, giving such group control of the ECI shares held by MAGM, in addition to those held by CEI.

In December 2004, Ofer Ships sold 2,250,000 of its ECI shares to its indirect wholly owned subsidiary, Ofer Hi-Tech Investments, and during 2005, purchased as small number of shares in the open market.

At December 31, 2003, the holdings of the Dovrat Entities included approximately 2.6 million ECI shares (equating to approximately 2.4% of our outstanding shares) then held by Isal Amlat Investments (1993) Ltd., or “Isal Amlat”. Isal Amlat slightly decreased its holdings in 2004. In April 2005, Isal Amlat ceased to be an affiliate of, and included within, the Dovrat Entities, and its remaining ECI shares (if any) ceased to be aggregated with those of the Dovrat Entities. Accordingly the aggregate holdings of the Dovrat Entities fell to below 5%, notwithstanding the acquisition of some additional ECI shares in 2004 by various members of the Dovrat Entities in private transactions and the grant of options to one of the Dovrat Entities for the purchase of ECI shares. (For further details, see above in Item 6 –“Directors, Senior Management and Employees” under the caption“Share Ownership”.)

In February 2007, we first received notice that Manning & Napier Advisors, Inc. had become a holder of more than 5% of our shares.

In February 2004, we received notice that FMR Corp., Fidelity Management & Research Company and affiliated entities, together “Fidelity”, held 5.1% of ECI’s shares as at December 31, 2003, which holdings increased during 2004 through 2006 to reach a maximum holding of approximately 10.1% in March 2006. Thereafter, Fidelity gradually decreased its holdings, which, combined with dilution due to the increase in the number of outstanding ECI shares, fell to below 5% by December 2006.

Different Voting Rights by Major Shareholders

The shareholders listed above do not have any different voting rights from any other of our shareholders.

Record Holders

As of March 5, 2007 there were 306 holders of record of our ordinary shares in the United States who collectively held approximately 64.5% of our outstanding ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders, nor is it representative of where such beneficial holders are resident because many of these ordinary shares (including some of the ordinary shares beneficially owned by our major shareholders) were held of record by brokers or other nominees.

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

(A non-Israeli shareholder who acquires 5% or more of our shares is required to notify the Office of the Chief Scientist in Israel and undertake to observe the law governing the grant programs of the Office of the Chief Scientist. See Item 5 –“Operating and Financial Review and Prospects” under the caption “Research and Development, Patents and Licenses, etc.”)

Related Party Transactions

We have entered into several agreements with our shareholders and their affiliates. Below is a description of material terms of our agreements and other arrangements.

IDB Group (including Koor Industries Ltd.)

ECI has entered into various financial arrangements, discussed below, with subsidiaries and affiliates of IDB Holding and IDB Development (the “IDB Group”).

In October 2006, ECI entered into an agreement, in the usual course of business, with Cellcom Israel Ltd., or “Cellcom”, a major Israeli provider of mobile communication services, following a tender in which other major Israeli mobile communication services providers participated. Cellcom is a majority owned indirect subsidiary of IDB Development. Under the agreement, Cellcom will be the major provider of mobile communication to us in Israel during the term of the agreement. The prices we pay Cellcom are lower than the prices we paid our previous provider of mobile communication services, which was not affiliated to our major shareholders.

ECI purchases, in the usual course of business, a large proportion of its insurance, including most of its property and marine insurance, from Clal Insurance Company Ltd., a majority-owned subsidiary of IDB Development. Clal Insurance Company Ltd. is also the insurer through whom ECI purchases its directors and officers liability insurance, and one of its subsidiaries provides us with the insurance policy that covers a large portion of ECI’s account receivables.

In addition, a number of other companies in the IDB Group provide us with other services, such as travel and freight forwarding, all in the usual course of business.

In December 1996, CEI, then a majority-owned (and now a wholly-owned) subsidiary of Clal, and other investors purchased $100 million aggregate principal amount of ECI’s 4.50% Convertible Subordinated Notes, or “Convertible Notes”, in a private placement pursuant to a note purchase agreement, or the “Note Purchase Agreement”. Pursuant to the Note Purchase Agreement, ECI was required to file and maintain a shelf registration statement with respect to an aggregate amount of 4.0 million ECI shares issuable upon conversion of the Convertible Notes, or “Conversion Shares”. As of March 1, 2007, CEI held 1.6 million Conversion Shares.

In connection with the foregoing, ECI filed a Form F-3 registration statement with the Securities and Exchange Commission in March 1997, which was declared effective shortly thereafter. Under the Note Purchase Agreement, the holders of at least 30% in interest of the Convertible Notes or the Conversion Shares (as applicable) could request, subject to certain conditions and limitations, on no more than two separate occasions and no more than once in any 12 month period, that ECI enter into an underwriting agreement (such agreement and the transaction related thereto, collectively, a “Demand Underwriting”) for the sale of Conversion Shares pursuant to an underwritten public offering. Each Demand Underwriting could be for an aggregate number of Conversion Shares constituting not less than 30% of the number of Conversion Shares into which the Convertible Notes were convertible upon initial issuance of the Convertible Notes. The investors participating in a Demand Underwriting were required to pay all expenses and fees of ECI, including without limitation, legal and accounting fees and expenses and other costs incurred in connection with such Demand Underwriting, unless ECI also sold shares as part of the Demand Underwriting. In March 2007, ECI’s shareholders approved a Registration Rights Agreement with MAGM and CEI (see below), whereupon the aforesaid provisions of the Note Purchase Agreement terminated.

Pursuant to an agreement, dated February 26, 1998, among Koor, Anfield Limited, a company controlled by Jonathan Kolber, and Claridge Israel Limited, Koor acquired ECI shares and certain registration rights that were initially granted by ECI pursuant to an Investment Agreement, dated January 25, 1990, among ECI, Clal (then known as Clal Industries Ltd.) and a member of the Claridge group. As of March 1, 2007, these registration rights applied to approximately 5.5 million to 6.5 million ECI shares held by Koor though its wholly-owned subsidiary, MAGM. The registration rights entitled Koor to include such shares in registration statements filed by ECI, subject to certain limitations. Under the agreement, any expenses of ECI attributable to the registration of such shares would by borne by Koor. Upon approval by ECI’s shareholders of the Registration Rights Agreement with MAGM and CEI in March 2007 (see below), the aforesaid registration rights under the said Investment Agreement terminated. Such registration rights may, however, still apply to shares held by members of the Claridge group, which, to ECI’s knowledge, beneficially owned less than 5% of ECI’s outstanding shares as of March 1, 2007.

Registration Rights Agreement with MAGM and CEI - Following approval by ECI’s shareholders on March 22, 2007, ECI entered into a Registration Rights Agreement (which is referred to below as the “Agreement”) with its two largest shareholders, MAGM and CEI (wholly-owned subsidiaries of Koor and Clal, respectively), referred to below as the “Shareholders”. The main provisions of the Agreement are as follows.

• The Agreement gives the Shareholders the right to request, from time to time, that ECI effect a registration under the Securities Act in connection with the proposed public sale of ECI shares that are held by them (commonly known as “demand” registration rights). In addition, if ECI proposes to register for public sale any of its ordinary shares under the Securities Act, the Shareholders would be entitled to request that ECI include some of their shares in such registration (commonly known as “piggyback” registration rights). The Agreement has a term of ten years. During this period, the Shareholders are entitled to four demand registrations and unlimited piggyback registrations.

• The demand and piggyback registrations are subject to customary covenants and conditions, such as possible limitations on the number of shares that may be underwritten (commonly known as “underwriter cut-backs”) and cross-indemnification for liabilities and expenses that may be incurred in connection with the registration. In the event that ECI, from time to time, effects an underwritten public offering of ECI shares held by the Shareholders, either at their request or upon ECI’s initiative, the Agreement requires ECI to enter into an underwriting agreement in a form usual and customary for such offerings. Underwriting agreements typically include, among other things, an undertaking of the issuer to indemnify the underwriters and selling shareholders for liabilities and expenses that may be incurred in connection with the public offering.

• Demand registrations are also subject to certain customary limitations, such as an anticipated aggregate offering price of at least $20 million and the right of ECI, exercisable once in any twelve-month period, to postpone a demand registration for up to 90 days if it believes that effecting a registration then would be detrimental to ECI and its shareholders. Upon certain conditions, the Shareholders are entitled to assign their registration rights under the Agreement to transferees of its ECI shares.

• Pursuant to the Agreement, all expenses incurred in connection with any piggyback registration will be borne by ECI, excluding underwriters’ discounts or commissions attributable to the shares of selling shareholders and excluding expenses of the selling shareholders. All expenses incurred in connection with any demand registration in which ECI does not sell shares for its own account will be borne by the selling shareholders. With respect to demand registrations in which ECI sells shares for its own account: (i) with respect to the first two demand registrations, all expenses incurred will be borne by ECI, excluding underwriters’ discounts or commissions attributable to the shares of selling shareholders and excluding expenses of the selling shareholders; and (ii) with respect to the third and fourth demand registrations, all expenses incurred by ECI will be shared by ECI and the selling shareholders (pro rata based on the number of shares being registered) and all expenses of the selling shareholders will be borne by the selling shareholders.

• The Agreement includes a covenant of the Shareholders not to sell any of their ECI shares covered by the Agreement for 90 days following the effective date of any underwritten public offering (commonly known as a “lock-up” agreement). This covenant applies whether or not the Shareholders are selling shares in the public offering.

• The above is a summary of the provisions of the Agreement, which is qualified in its entirety by a copy of the Agreement filed as an exhibit to this annual report.

ECtel Ltd. – Companies in the IDB Group are major shareholders in ECtel and held, at December 31, 2006, approximately 30.1% of ECtel’s outstanding shares. We no longer hold shares in ECtel. We have, in the ordinary course of business, entered into certain agreements with ECtel. The following is a brief summary of the principal agreements.

• Supply Agreement. In February 2004 (at which time we held approximately 58% of ECtel’s shares), we entered into a supply agreement with ECtel, which replaced an earlier supply agreement entered into in 1999. Under the terms of this agreement, we supply ECtel with the components (‘modules’) for use in its products. In accordance with our right under this agreement, we ceased manufacturing some of these components in August 2006.

• Distribution Agreement. In June 2005 (at which time we held approximately 16% of ECtel’s shares), we entered into a distribution agreement with ECtel under which ECtel appointed us as its exclusive distributor in Russia, Ukraine and Kazakhstan. Under this agreement, we, among other things, maintain a business and sales organization in these territories to promote and/or affect the sale of those of ECtel’s products and services covered by the agreement. The agreement is subject to termination by either party upon three months’ notice.

Dovrat Entities and Ofer Ships

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

Pursuant to the Subscription Agreement, on February 11, 2002, ECI entered into a registration rights agreement with the investors regarding the ECI shares issued to them in the private placement. The registration rights agreement applies to 6,580,000 and 3,933,108 ECI shares beneficially owned by Ofer Ship (including Ofer Hi-Tech Investments, its indirect wholly-owned subsidiary) and the Dovrat Entities (including affiliates of the Dovrat Entities), respectively. Under the registration rights agreement, the investors, and their permitted assigns, are entitled, subject to certain conditions and limitations, to two demand registrations and to unlimited piggyback registrations in respect of the shares issued pursuant to the Subscription Agreement. These rights were effective from February 11, 2003 and terminate after a period of four years. Any demand registration shall have an anticipated aggregate offering price of at least $10 million. ECI shall bear all expenses incurred in connection with any registration excluding underwriters’ discounts or commissions and the selling shareholders’ legal fees and expenses.

On December 17, 2002, we entered in to an agreement with Carmel V.C. Ltd., relating to the services of Shlomo Dovrat, then Vice Chairman, and now Chairman, of our board of directors. Mr. Dovrat shares control of Carmel V.C. Ltd., one of the Dovrat Entities. In September 2006, we issued to Carmel V.C. Ltd 17,625 restricted ECI shares (as designee of Mr. Dovrat) and granted to them stock options to purchase a further 100,000 ECI shares in connection with the services rendered by Mr. Dovrat. (For details of the said agreement and the grant of September 2006, see Item 6 - “Directors, Senior Management and Employees” under the caption “Compensation”.)

Our Directors

In addition to the aforesaid agreement with Carmel V.C. Ltd., relating to the services of Shlomo Dovrat, we paid consultancy fees pursuant to a consultancy agreement relating to services provided by Doron Inbar, from January 1, 2006 until Mr. Inbar’s resignation from our board of directors in February 2007. All our other non-affiliated directors generally receive directors’ fees and other compensation upon the same basis, except for Niel Ransom, with whom we have entered into a consultancy agreement, as of September 1, 2006. Under this consultancy agreement, Mr. Ransom will receive, through August 31, 2007, a monthly consultancy fee in addition to directors’ fees and compensation similar to that paid to other non-affiliated directors. (For details of these agreement and compensation paid to our directors, see Item 6 –“Directors, Senior Management and Employees” under the caption “Compensation”.)

On March 22, 2007, following approval by our audit committee and board of directors, our shareholders approved amendment to our articles of association relating to the indemnification of our directors and other office holders and the form of the indemnification letter to be provided to our directors. (For details, see Item 6 –“Directors, Senior Management and Employees” under the caption “Board Practices” –“Exculpation and Indemnification of Office Holders”.) We are now entering into new indemnification agreements with our directors and members of our senior management pursuant to these amended provisions.

In November 2006, we renewed the directors’ and officers’ liability insurance policy purchased for our directors and officers. (For further information on the insurance of our directors and members of senior management, see Item 6 –“Directors, Senior Management and Employees” under the caption “Insurance of Office Holders”.)`

Veraz Networks

We held 40.1% of the outstanding voting rights in Veraz Networks, Inc. until the initial public offering of its shares in April 2007 and, at December 31, 2006, held an approximate 39.2% interest. (For further details, see Item 4 - "Information on the Company" under the caption "Other Interests of ECI" - "Veraz Networks".) Veraz Networks is the exclusive worldwide distributor of our DCME line of products under the DCME Master Manufacturing and Distribution Agreement. Under this agreement during 2006, we received 36.4% of the revenue of Veraz Networks for each DCME product sold by Veraz Networks. Other sales to Veraz Networks during 2006 included residual sales under a now terminated VoIP Manufacturing and Distribution Agreement. ECI has a number of other non-material business arrangements with Veraz Networks, including subleasing to it office space in Fort Lauderdale, Florida.

ITEM 8. FINANCIAL INFORMATION

Financial Statements

Our consolidated financial statements as of December 31, 2006 and 2005 and for each of the years in the three-year period ended December 31, 2006, as referred to in Item 18 - “Financial Statements”, and the report of Somekh Chaikin, a member firm of KPMG International, independent registered public accounting firm in connection therewith, are included in this annual report, and the consolidated financial statements of Veraz Networks, Inc., as of December 31, 2006 and 2005 and for each of the years in the three-year period ended December 31, 2006, and the report of KPMG LLP in connection therewith, are incorporated into this annual report by reference to Amendment No. 7 to the Registration Statement in Form S-1, File No. 333-138121, of Veraz Networks, Inc., filed with the SEC on March 30, 2007.

Export Sales

See Item 5 –“Operating and Financial Review and Prospects” under the caption “Results of Operations” –“Export Sales” for certain details of export sales for the last the fiscal years.

Legal Proceedings

From time to time, in the ordinary course of business, claims are filed against us alleging violations of intellectual property rights, including several claims alleging that we use patents owned by others. In addition, from time to time claims are filed against us by former employees alleging certain amounts due following the termination of their employment with us, as well as claims for other breaches of contract.

We believe that the effect, if any, of the results of any such claims on our operating results and financial condition will be immaterial and any provisions that are included in our financial statements in respect of such claims are appropriate and sufficient. However, the results of litigation are inherently uncertain and we can give no assurance that possible future litigation will not have a material adverse effect on our business, operating results and financial condition.

Potential Class Actions. In September 2004, a presumed plaintiff (Mr. Shaul Hazenfeld) filed a motion with the Tel Aviv-Jaffa District Court for the court to certify a suit as a class action against Bezeq-The Israel Telecommunications Corporation Ltd., or “Bezeq”, Koor, Telrad Telecommunications & Electronics Industries Ltd., or “Telrad” (a subsidiary of Koor), Tadiran Ltd. (also now a subsidiary of Koor) and TTL (which was acquired by, and merged with and into, ECI at the beginning of 1999.) In addition, the Israeli Ministry of Communication was named as a formal respondent. The suit alleges that Koor initiated agreements between Telrad and Tadiran in order to carve up the public switching market and to fix prices of their switchboard products, and that Bezeq was also a party to these agreements or subsequently joined them. The presumed plaintiff claims that he and the rest of Bezeq’s customers suffered damage as a result of the alleged cartel since Koor, Telrad and Tadiran overcharged Bezeq for their switchboard products and Bezeq passed these overcharges onto its customers in the form of inflated rates for telephone service. The presumed plaintiff claims personal damages caused by the alleged cartel in the amount of NIS 224 and estimates collective damages of NIS 1,707 million (equal to approximately $405 million) for the alleged class. In March 2005, we filed our response to the motion to certify the suit as a class action (as did the other name respondents) and, in December 2005, the presumed plaintiff filed his reply to our and the other respondents’ responses. A pre-trial hearing is scheduled for November 5, 2007. We believe that we have strong legal arguments against the motion to certify this suit as a class action, and for the dismissal of the motion by the Court, and intend vigorously to defend against this action.

In January 2005, we were served in connection with a purported class action complaint filed in the Federal District Court for the District of Maryland against ECtel, certain officers and directors of ECtel who served in such positions in the years 2001 to 2003 and ECI. The complaint alleges violation of U.S. Federal Securities laws by ECtel and breach of fiduciary duties by the individual defendants in connection with disclosure of ECtel’s financial results between April 2001 and April 2003. It also alleges that ECI was the controlling shareholder of ECtel during this period and, as such, influenced and controlled the purported actions by its then subsidiary. The damages claimed by the plaintiff were not quantified. In July 2006, the court granted ECtel's and ECI’s motions to dismiss the securities class action lawsuit. In August 2006, the plaintiff filed a motion for reconsideration, alleging new evidence against ECtel. This motion was dismissed by the court in March 2007. The plaintiff has the right to appeal. We believe that the allegations made in the complaint with respect to us are without merit and we intend vigorously to defend against this action.

Dispute with Sanmina/SCI. In November 1999, we sold a division of our manufacturing operations to Sanmina/SCI Systems (formerly SCI Systems), a global contract manufacturer, and entered into a supply agreement that, among other things, requires us to outsource manufacturing work to Sanmina/SCI. Sanmina/SCI alleged that we breached these obligations under the supply agreement, thus causing it financial damage. We denied this allegation and made counterclaims against Sanmina/SCI with respect to breach of its obligations under the supply agreement and payment breaches, among other things. In April 2003, Sanmina/SCI filed its statement of claim in arbitration proceedings in the amount of approximately $24.5 million and NIS 24.2 million (equal to approximately $5.3 million on the basis of the exchange rate prevailing on April 30, 2003), based upon its earlier allegations. In July 2003, we filed our statement of defense and our statement of counterclaim in the amount of approximately $35.4 million and NIS 34.8 million (equal to approximately $8.0 million) or, in the alternative $42.0 million and NIS 35.4 million (equal to approximately $8.2 million). The parties appointed an independent mediator in an additional endeavor to settle this dispute. The mediator held several meetings with the parties (jointly and separately) and proposed a mechanism for settling the dispute, to which the parties indicated their agreement . In April 2006, we reached a settlement with Sanmina-SCI pursuant to which we undertook to pay immediately Sanmina-SCI the sum of $3.5 million. There may be additional contingent payments, depending on the volume of orders placed with Sanmina-SCI during the subsequent six years, although none was due at the end of 2006. In addition, we undertook to reimburse Sanmina-SCI an amount of $2.3 million for pension payments made by the latter to agreed employees, for which we had made sufficient provisions in earlier periods.

Dividends

We have not paid cash dividends on our ordinary shares since 2000. On May 10, 2004 and July 11, 2006, we distributed to our shareholders 7.6 million ordinary shares and approximately 2.9 million shares, respectively, of ECtel, subject to applicable withholding tax.

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

Because we have received certain benefits under the laws relating to approved enterprises, if we pay dividends out of income derived from our approved enterprises, we may be subject to certain Israeli taxes to which we would not otherwise be subject. (For more information about the tax treatment of dividends paid on our ordinary shares, see Item 10 –“Additional Information”- under the caption “Taxation”.)

Dividends, if any, paid to the holders of our ordinary shares, and any amounts payable upon our dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of our ordinary shares, may be paid in dollars or, if paid in shekels, may be converted into freely repatriable dollars at the rate of exchange prevailing at the time of conversion.

Significant Changes

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2006.

ITEM 9. OFFER AND LISTING

Trading Market

Our ordinary shares are listed on the Nasdaq Stock Market’s Global Market under the symbol ECIL.

Stock Price History

All share prices shown in this item are rounded to the nearest U.S. cent.

The following table sets forth the annual high and low market prices of our ordinary shares as reported on the Nasdaq Stock Market for the five most recent years prior to the filing of this annual report.

	Price per Share
Calendar Year	High	Low
2002	$6.38	$1.25
2003	$7.00	$1.55
2004*	$9.00	$4.41
2005	$9.45	$6.68
2006**	$12.00	$6.05

* On May 10, 2004, we distributed to our shareholders 7.6 million ordinary shares of ECtel. On April 30, 2004, the last trading date immediately prior to the ex-dividend date for such distribution, the closing market price of our shares was $5.60 per share. As a result the proposed distribution, the opening market price on the business day immediately following, was adjusted to $5.3589 per share, a reduction of $0.2411 per share, or 4.305%.

** On July 11, 2006, we distributed to our shareholders the remaining approximate 2.9 million ordinary shares of ECtel held by us. On June 26, 2004, the last trading date immediately prior to the ex-dividend date for such distribution, the closing market price of our shares was $8.09 per share. As a result the proposed distribution, the opening market price on the business day immediately following was adjusted to $7.989 per share, a reduction of $0.101 per share, or 1.264%.

The following table sets forth the quarterly high and low market prices of our ordinary shares as reported on the Nasdaq Stock Market for each calendar quarter of the two most recent full years prior to the filing of this annual report and for the first quarter of 2007:

	Price per Share
Calendar Period	High	Low
2005
First Quarter	$8.19	$6.99
Second Quarter	$9.45	$6.68
Third Quarter	$8.75	$7.50
Fourth Quarter	$8.79	$7.35
2006
First Quarter	$11.59	$7.22
Second Quarter	$12.00	$7.57
Third Quarter**	$8.40	$6.05
Fourth Quarter	$9.49	$7.01
2007
First Quarter	$9.20	$7.50

** See the Note to the previous table regarding our distribution of shares of ECtel on July 11, 2006.

The following table sets forth the monthly high and low market prices of our ordinary shares as reported on the Nasdaq Stock Market for the six most recent months prior to the filing of this annual report :

	Price per Share
Calendar Month	High	Low
2006
October	$9.49	$7.01
November	$8.98	$7.25
December	$8.98	$8.30
2007
January	$9.20	$8.08
February	$9.00	$7.72
March	$8.54	$7.50

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

Directors

Directors, other than external directors, are elected annually. The external directors are elected for a term of three years. (For additional details, see Item 6 –“Directors, Senior Management and Employees” –“Board Practices” under the captions “Terms of Directors” and “External Directors”.) There is no cumulative voting for directors.

There is no requirement that a director own shares of ECI and there is no mandatory retirement age for directors.

The Companies Law requires that transactions between a company and its office holders (which term includes directors) or that benefit its office holders, including arrangements as to the compensation of office holders, be approved as provided for in the Companies Law and the company’s articles of association. (For further details, see Item 6 –“Directors, Senior Management and Employees” under the caption “Fiduciary Duties of Office Holders and Approval of Related Party Transactions”)

The board of directors is charged with formulating the Company’s policy and supervising the chief executive officer (referred to in our articles of association and the Companies Law as the general manager), and it retains all the powers in running the Company that are not specifically granted to the shareholders or to the general manager under the Companies Law or the articles of association. The board may take decisions to borrow money for the Company, and may set aside reserves out of our profits and may invest any sum of the Company’s reserves, all at its discretion.

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

Our articles of association required us to give notice of the general meetings no less than twenty-one days before the general meetings. However, the Companies Law may prescribe a longer period of notice. A quorum in a general meeting consists of two or more holders of ordinary shares (present in person or by proxy), who hold together at least 25% of the voting power in our company, or such other percentage as shall be required under rules and regulations applicable to us. Pursuant to the rules of the Nasdaq Global Market, the percentage we require for a quorum at a general meeting is at least 33 1/3% of the voting power in our company. If a meeting is convened at the request of shareholders and no quorum is present, it shall be dissolved. If a meeting is otherwise called and there is no quorum within a half an hour of the time set, the meeting is postponed until the following week (or any other time that the chairman of the board and the shareholders present agree to). Our board may, in its discretion, enable persons to attend the meeting by having simultaneous meetings at the principal place and satellite locations, so long as the facilities are adequate for all shareholders to participate in the business of the meeting, to hear all persons who speak, and to be heard by all other participants.

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

Material Contracts

Agreement with Banks

On February 9, 2005, we repaid to the Israeli banks, Bank Leumi le-Israel B.M. and Bank Hapoalim B.M., the outstanding balance due to them under a facility agreement and, in September 2005, signed an agreement with the banks for the cancellation of the facility agreement and our release from all obligations and undertakings pursuant the agreement. The banks have now released all pledges and securities under the agreement.

Sale of Notes and Convertible Warrants of GVT Group

In February 2005, we signed a preliminary agreement for the sale to ABN Amro Bank N.V. of Notes issued by Global Village Telecom Ltda., or “GVT”, and warrants convertible into shares of GVT (Holdings) N.V., or “GVTH”, GVT’s parent company, for the sum of $96.2 million in cash plus a further potential amount of approximately $3.3 million, based upon the occurrence of certain contingencies. These Notes and convertible warrants had been issued to us as part of an agreement to reschedule a commercial debt of GVT and other monies owed to us by GVTH. The sale was subject to a number of conditions, which included GVTH’s shareholders (including companies within the IDB Group) paying to ABN Amro an additional amount equal to 4% of the aggregate principal amount of the Notes (equating to approximately $6.5 million) and our shareholders approving the transaction. At a general meeting of our shareholders held on April 11, 2005, the transaction was approved. The transaction, which closed in April 2005, resulted in a capital gain for us of approximately $10.4 million, excluding the contingent amount.

Acquisition Agreement for Laurel Networks

In June 2005, we completed our purchase of 100% of the outstanding common shares of Laurel Networks, Inc., a provider of Next-Generation IP/MPLS Multi-Service Routers, for the sum of $88 million, paid in cash. Following the transaction, Laurel became our Data Networking Division, which has recently merged into our Transport Networking Division.

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

A company that has elected the alternative package of benefits and that subsequently pays a dividend out of income derived from the approved enterprise during the tax exemption period will be subject to tax on the amount distributed. The tax rate will be the rate that would have been applicable had the company not elected the alternative package of benefits. This rate is generally 10%-25%, depending on the percentage of the company’s shares held by foreign shareholders. The dividend recipient is subject to withholdings tax at the rate applicable to dividends from approved enterprises, which is 15%, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence, if the dividend is distributed during the tax exemption period or within 12 years after the period. This twelve-year limit is waived if the company is defined as a foreign investment company. In certain instances, some transactions with shareholders (including transactions with affiliates of such shareholders) may be deemed the payment of a dividend, taxable as described above, but without any withholding tax. (See also Item 8 –“Financial Information” under the caption “Dividend”.)

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

Pursuant to the amendment, a company with a benefited enterprise is entitled, in each tax year, to accelerated depreciation for the manufacturing assets used by the benefited enterprise and to certain tax benefits, provided that no more than 12 to 14 years have passed since the beginning of the year of election under the Investments Law. The tax benefits granted to a benefited enterprise are determined, as applicable to ECI, according to one of the following new tax routes:

•
Similar to the previously available alternative route, exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the benefited enterprise within Israel, and a reduced corporate tax rate of 10 to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year. Benefits may be granted for a term of from seven to ten years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the benefited enterprise during the tax exemption period, such income will be subject to corporate tax at the applicable rate (10%-25%). The company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the benefited enterprise; and

•
A special tax route enabling companies owning facilities in certain geographical locations in Israel to pay corporate tax at the rate of 11.5% on income of the benefited enterprise. The benefits period is ten years. Upon payment of dividends, the company is required to withhold tax at source at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

Generally, a company that is Abundant in Foreign Investment (as defined in the Investments Law) is entitled to an extension of the benefits period by an additional five years, depending on the rate of its income that is derived in foreign currency.

The amendment changes the definition of “foreign investment” in the Investments Law so that the definition now requires a minimal investment of NIS 5 million by foreign investors. Furthermore, such definition now also includes the purchase of shares of a company from another shareholder, provided that the company’s outstanding and paid-up share capital exceeds NIS 5 million. Such changes to the aforementioned definition took effect retroactively from 2003.

The amendment will applies to approved enterprise programs in which the year of election under the Investments Law is 2004 or later, unless such programs received approval from the Investment Center on or prior to December 31, 2004 in which case the Amendment provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval.

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

Capital Gains Tax on Sales of Our Shares

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel including shares in Israeli companies by non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset’s purchase price that is attributable to the increase in the Israeli consumer price index or a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

As of January 1, 2006, the Israeli tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “Significant Shareholder” at any time during the 12-month period preceding such sale, i.e. such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 25%. Israeli Companies are subject to the Corporate Tax rate on capital gains derived from the sale of shares, unless such companies were not subject to the Inflationary Adjustments Law (or certain regulations) at the time of publication of an amendment to the Tax Ordinance that came into effect on January 1, 2006, in which case the applicable tax rate is 25%. However, the foregoing tax rates will not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

Non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided however that such capital gains are not derived from a permanent establishment of such shareholders in Israel, that such shareholders are not subject to the Inflationary Adjustments Law and provided that such shareholders did not acquire their shares prior to an initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

Taxation of Non-Resident Holders of Shares

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income, including dividends, royalties and interest, as well as non-passive income from services provided in Israel. On distributions of dividends other than bonus shares or stock dividends, income tax is generally withheld at source at the following rates: (i) 20%, or 25% for a shareholder that is a Significant Shareholder at any time during the 12-month period preceding such distribution; or (iii) 15% for dividends of income generated by an approved enterprise (or benefited enterprise); unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence.

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

•
a corporation or partnership (or other entity taxable as a corporation or partnership for U.S. federal tax purposes) created or organized in the United States or under the laws of the United States or any political subdivision thereof;

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

Material aspects of U.S. federal income tax relevant to a holder of our ordinary shares that is not a U.S. holder (a “non-U.S. holder”) are also discussed below. This discussion considers only U.S. Holders that will own our ordinary shares as capital assets and is not a comprehensive description of all of the tax considerations that may be relevant to each person’s decision to purchase our ordinary shares.

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

In addition, this discussion does not address any aspect of state, local or non-U.S. tax laws or the possible application of United States federal gift or estate taxes.

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

Dividends that are received by U.S. holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (currently a maximum rate of 15% for taxable years beginning on or before December 31, 2010), provided that such dividends meet the requirements of “qualified dividend income.” Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders, are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (1) if the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code) for any year, dividends paid on our ordinary shares in such year or in the following year would not be qualified dividends. In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do; in such case the dividend will be taxed at ordinary income rates.

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

Any days during which a U.S. holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period. Distributions of current or accumulated earnings and profits will generally be foreign source passive income for U.S. foreign tax credit purposes.

Taxation of the Disposition of Ordinary Shares

Subject to the discussion below under “Tax Consequences if we are a Passive Foreign Investment Company,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the U.S. holder’s basis in the ordinary shares, which is usually the cost to the U.S. holder of the shares, and the amount realized on the disposition. A disposition of shares will be considered to occur on the trade date, regardless of the holder’s method of accounting. Capital gain from the sale, exchange or other disposition of our ordinary shares held more than one year will be long-term capital gain, and may, in the case of individual U.S. holders, be subject to a reduced rate of taxation (long term capital gains are currently taxable at a maximum rate of 15% for taxable years beginning on or before December 2010). Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares will generally be treated as U.S. source income for U.S. foreign tax credit purposes. The deductibility of a capital loss recognized on the sale, exchange or other disposition of ordinary shares is subject to limitations.

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

If we were a PFIC, each U.S. holder would (unless it made one of the elections discussed below on a timely basis) be taxable on gain recognized from the disposition of our ordinary shares (including gain deemed recognized if the ordinary shares are used as security for a loan) and upon receipt of certain distributions with respect to ordinary shares as if such income had been recognized ratably over the U.S. holder’s holding period for the ordinary shares. The U.S. holder’s income for the current taxable year would include (as ordinary income) amounts allocated to the current taxable year and to any period prior to the first day of the first taxable year for which we were a PFIC. Tax would also be computed at the highest ordinary income tax rate in effect for each other period to which income is allocated, and an interest charge on the tax as so computed would also apply. Additionally, if we were a PFIC, U.S. holders who acquire our ordinary shares from decedents (other than nonresident aliens) dying before 2010 would be denied the normally-available step-up in basis for such shares to fair market value at the date of death and, instead, would have a tax basis in such shares equal to the decedent’s basis, if lower.

As an alternative to the tax treatment described above, a U.S. holder could elect to treat us as a “qualified electing fund”, or a “QEF”, in which case the U.S. holder would be taxed currently on its pro rata share of our ordinary earnings and net capital gain (subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge). Special rules apply if a U.S. holder makes a QEF election after the first taxable year in its holding period in which we are a PFIC. We have agreed to supply U.S. holders with the information needed to report income and gain under a QEF election if we were a PFIC. As another alternative to the tax treatment described above, a U.S. holder could elect to mark our shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of our shares and the shareholder’s adjusted basis in the shares. Losses would be allowed only to the extent of net mark-to-market gain previously included in income by the U.S. holder.

As indicated above, we will be a PFIC for any taxable year if the average percentage (by value) of our assets held for the production of, or that produce, passive income is at least 50 percent. Based on our calculations, we believe that we were not a PFIC for our taxable year ended December 31, 2006. In addition, although we currently expect that we will not be a PFIC in 2007, we can give no assurance that we will not become a PFIC in 2007 or in a subsequent taxable year. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. U.S. holders who hold our ordinary shares during a period when we are a PFIC will be subject to these rules, even if we cease to be a PFIC, subject to specified exceptions for U.S. holders who made a QEF or mark-to-market election.

The U.S. federal income tax consequences to a U.S. holder if we were to be a PFIC are complex. A U.S. holder should consult with his or her own advisor with regard to those consequences, as well as with regard to whether he or she should make either of the elections described above. Although a U.S. holder normally is not permitted to make a retroactive QEF election, a retroactive QEF election may be made for a taxable year of the U.S. Holder (the “retroactive election year”) if the U.S. Holder (i) reasonably believed that, as of the date the QEF election was due, the foreign corporation was not a PFIC for its taxable year that ended during the retroactive election year and (ii) filed a protective statement with respect to the foreign corporation, applicable to the retroactive election year, in which the U.S. Holder described the basis for its reasonable belief and extended the period of limitation on the assessment of taxes determined under Sections 1291 through 1298 of the Code with respect to the foreign corporation (PFIC-related taxes) for all taxable years of the shareholder to which the protective statement applies. U.S. Holders should consult their tax advisors regarding the advisability of filing a protective statement.

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

•
the non-U.S. holder is an individual who holds the ordinary shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met; or

•	the non-U.S. holder is subject to tax under the provisions of U.S. tax law applicable to U.S. expatriates.

Information Reporting and Back-up Withholding

U.S. holders generally are subject to information reporting requirements with respect to dividends paid in the United States on, or proceeds from the disposition of, our ordinary shares. In addition, a U.S. holder may be subject, under certain circumstances, to backup withholding at a rate of up to 28% with respect to dividends paid on, or proceeds from the disposition of, our ordinary shares unless the U.S. holder provides proof of an applicable exemption or correct taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules. A U.S. holder of our ordinary shares who provides an incorrect taxpayer identification number may be subject to penalties imposed by the IRS. Amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the holder’s federal income tax liability, provided the required information is furnished to the IRS.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Through our normal operations, we are exposed to market risks of changes in foreign currency exchange rates and interest rates that could affect our results of operations and financial condition. We manage our exposure to these market risks through our regular operating and financing activities and, when deemed appropriate, we hedge these risks through the use of derivative financial instruments. We use the term hedge to mean a strategy designed to manage risks of volatility of exchange rate or interest rate movements on certain assets, liabilities, anticipated transactions and cash flows. The gains or losses on derivative instruments are expected to offset the losses or gains on the assets, liabilities or anticipated transactions exposed to such market risks. We use derivative financial instruments as risk hedging tools and not for trading or speculative purposes. Our risk management objective is to minimize the effect of volatility on our financial results in dollar terms by identifying the recognized assets and liabilities or forecasted transactions and cash flow exposed to these risks and appropriately hedging them with either forward contracts, option contracts, swap derivatives and deposits. Details regarding our interest rate exposure are set forth in Table I below. Details of our foreign currency exposures are set forth in Table II below.

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

We also have other short and long-term financial assets, including structured products, that, as with our bank deposits, bear interest denominated in terms of short-term LIBOR, or are otherwise related to LIBOR or related to different between U.S. dollar 30 year Constant Maturity Swap, or “CMS”, and U.S. dollar two-year CMS. Most of the financial assets owned by us bear fixed interest rates. We have some assets that bare floating interest rates and we have almost no obligations subject to such rates. Changes in the LIBOR rate may increase or reduce our net financial income.

We have entered into a long term agreement to provide a customized network solution to a customer in Central America. The network build-up began in 2006. This transaction will be financed by one or more commercial banks, in the form of a long-term loan to an intermediate regional bank. The intermediate bank will repay the loan to the commercial banks at a fixed interest rate. As the commercial banks will require the payment of the interest at a floating rate, we are to pay to the commercial banks or receive from them the differential between the fixed interest rate paid by the intermediate bank and the floating interest rate required by the commercial banks under the loan agreement. In order to mitigate the exposure to interest rate fluctuations in respect of this transaction, we entered into interest rate swap agreements in October 2005, to manage fluctuations in cash flows resulting from interest rate changes. Under the terms of the interest rate swaps, we will receive floating interest rate payments and will make fixed interest rate payments, which will create a fixed gain on the finance portion of the project.

We have long term pension liabilities that are linked to the Israeli consumer price index (or “CPI”), which we hedge by long-term fixed interest bearing deposits linked to the CPI, and corporate and Israel government bonds linked to the CPI.

Table I

The following table provides information as at December 31, 2006 regarding our interest rate exposure.

Position as at December 31, 2006

		Settlement Date
	Total as at December 31, 2006	2007	2008	2009	2010	2011	2012 and thereafter	Fair Value as at December 31, 2006
	(U.S. dollars in millions, except percentages)
Assets that incur interest
A. Cash and cash equivalents
U.S. dollars	71.2	71.2	—	—	—	—	—	71.2
Weighted average interest rate	4.84%	4.84%	—	—	—	—	—	4.84%
NIS	8.1	8.1	—	—	—	—	—	8.1
Weighted average interest rate	4.20%	4.20%	—	—	—	—	—	4.20%
Euro	11.4	11.4	—	—	—	—	—	11.4
Weighted average interest rate	3.10%	3.10%	—	—	—	—	—	3.10%
U.K. pound sterling	0.4	0.4	—	—	—	—	—	0.4
Weighted average interest rate	0	0	—	—	—	—	—	0
Other	1.6	1.6	—	—	—	—	—	1.6
Weighted average interest rate	0	0	—	—	—	—	—	0
B. Short-term investments
U.S. dollars	74.3	74.3	—	—	—	—	—	74.3
Weighted average interest rate	3.60%	3.60%	—	—	—	—	—	5.35%
NIS	6.4	6.4	—	—	—	—	—	6.4
Weighted average interest rate	4.50%	4.50%	—	—	—	—	—	3.30%
C. Trade receivables
U.S. dollars	12.7	11.1	1.55	0.05	—	—	—	12.7
Interest rate	(1)	(1)	(1)	(1)	—	—	—	(1)
D. Long-term investments
U.S. dollars	60.6	—	45.5	10.6	—	—	4.5	60.7
Weighted average interest rate	4.56%	—	4.66%	5.21%	—	—	1.00%	5.10%
NIS	12.2	—	5.0	2.8	2.0	1.9	0.5	12.3
Weighted average interest rate	4.50%	—	4.50%	4.50%	4.50%	4.50%	4.50%	3.70%

(1)  The interest rate on these items ranges between 7.30% and 8.50% (linked to LIBOR).

Foreign Currency Risk

We are an international company and therefore our earnings, cash flows and financial position are affected by changes in foreign currency exchange rates and by foreign currency changes with regard to the anticipated balances of customers, receivables, suppliers, payables, purchases and sales. We are exposed to market risks arising from differentials between the U.S. dollar (in which we operate) and other currencies. In order to protect ourselves from fluctuations in foreign currency exchange rates, we have established a foreign currency hedging policy. Under the policy, we currently hedge fluctuations in the Euro, the U.K. pound sterling, the Chinese yuan, the Korean won, the Israeli shekel and Israeli shekel linked to the CPI in an attempt to cover the fluctuation in foreign currencies of our monetary balances, firm and expected commitments in respect of future tenders and other transactions, expected collections, cash flows and salaries to be paid. The hedge period is determined from time to time by the financial investments committee of our board of directors.

We use currency forward contracts together with currency options to accomplish this goal. These transactions constitute a future cash flow hedge mostly for sales agreements, forecasted customer purchase orders and for salaries and procurements to be paid.

We do not believe that our activities in entering into hedging contracts subject us to significant exchange rate risk because gains and losses on these contracts generally offset losses and gains on the anticipated trade receivables or trade payables or other inflows or outflows that are hedged.

Table II

The tables below provide information as at December 31, 2006 regarding (a) our foreign currency-denominated assets and liabilities and (b) our derivative instruments.

A. Foreign currency denominated assets and liabilities

Position as at December 31, 2006

		Settlement Date
	Total as at December 31, 2006	2007	2008	2009	2010	2011	2012 and thereafter	Fair Value as at December 31, 2006
	(U.S. dollars in millions)
Current Assets:
NIS	26.5	26.5	—	—	—	—	—	26.5
Euro	58.7	58.7	—	—	—	—	—	58.7
U.K. pound sterling	4.1	4.1	—	—	—	—	—	4.1
Other	11.9	11.9	—	—	—	—	—	11.9
Total	101.2	101.2	—	—	—	—	—	101.2

Long term Assets:
NIS	12.2	—	5.0	2.8	2.0	1.9	0.5	12.2

Current Liabilities:
NIS	31.0	31.0	—	—	—	—	—	31.0
Euro	10.4	10.4	—	—	—	—	—	10.4
U.K. pound sterling	4.3	4.3	—	—	—	—	—	4.3
Other	7.4	7.4	—	—	—	—	—	7.4
Total	53.1	53.1	—	—	—	—	—	53.1

Long term Liabilities
NIS (1)	21.8	4.8	4.5	4.0	3.0	2.5	3.0	21.8
Other	0.7	—	0.7	—	—	—	—	0.7
Total	22.5	4.8	5.2	4.0	3.0	2.5	3.0	22.5
(1)  Estimated. Liabilities for employee severance benefits, net of assets held for severance benefit.

B. Derivative Instruments (1)

Position as at December 31, 2006

	Settlement Date
	2007	2008	2009	2010	2011	2012 and thereafter
	(U.S. dollars in millions)
Notional amounts to be received from derivatives relating to commitments in respect of future tenders, orders and salaries to be paid (mainly in respect of expected proceeds)
Euro	127.2	—	—	—	—	—
U.K. pound sterling	12.9	—	—	—	—	—
Chinese yuan	7.0	—	—	—	—	—
NIS	24.1	—	—	—	—	—

(1)	Derivatives include forwards and options.

We follow SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment to SFAS 133”. SFAS 133 and SFAS 138 require that all derivative instruments (“derivatives”) be recorded classified on the balance sheet as assets or as liabilities at their fair value. The change in the fair value of the derivatives, which are not designated as a hedging instrument, will be recognized in the statement of operations in the period of the change. If the nature and characteristics of a derivative meet the definition of a “hedge”, the changes in the fair value of the derivative will be offset from the changes in the fair value of the hedged item (assets, liabilities or firm commitments) and will be recognized in the statement of operations, or as part of comprehensive income until the hedged item is recognized in the statement of operations. The ineffective part of the hedging derivative will be reported in the statement of operations on a current basis.

Most of the derivatives described in the position Table IIB. above are anticipated cash-flow hedging transactions. The net unrealized loss at December 31, 2006 relating to the above cash-flow derivatives transactions amounted to $2.3 million. This amount is expected to appear in the statement of income for the fiscal year ended December 31, 2007.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not Applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

Not Applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

None

ITEM 15. CONTROLS AND PROCEDURES

See Item 15T below.

ITEM 15T. CONTROLS AND PROCEDURES

(A) Disclosure Controls and Procedures

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2006, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the periods specified by the SEC’s rules and forms.

(B) Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is designed to provide reasonable assurance to our management and the board of directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurances with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may decline.

Our management evaluated the effectiveness of our internal control over financial reporting based on the Committee of Sponsoring Organizations of the Treadway Commission, or “COSO”, framework. Based on this evaluation, management has assessed the effectiveness of our internal control over financial reporting, as at December 31, 2006, and concluded that such internal control over financial reporting is effective.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management's report in this annual report.

(C) Changes in Internal Control Over Financial Reporting

There were no changes in our internal controls over financial reporting identified with the evaluation thereof that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Ms. Yocheved (Yochi) Dvir, chairperson of our audit committee, meets the requirements of an “audit committee financial expert”, as defined in Item 401(h) of the SEC’s Regulation S-K and is independent, as defined in the applicable Nasdaq rules.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth, for the years ended December 31, 2006 and 2005, the fees paid by us and our subsidiaries to KPMG(1).

	Year ended December 31,
	2006	2005
	(Dollars in thousands)
Audit fees (2)	1,090	951
Audit-related fees (3)	—	107
Tax fees (4)	279	187
All other fees (5)	115	200
Total	$1,484	$1,445

(1)	Comprises fees paid to Somekh Chaikin, independent registered public accounting firm and a member firm of KPMG International, and to other offices of KPMG worldwide.

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

Pre-approval Policies and Procedures

The audit committee approves all audit, audit-related services, tax services and other services provided by KPMG. Any services provided by KPMG that are not specifically included within the scope of the audit must be pre-approved by our audit committee prior to any engagement. None of the fees paid to KPMG were approved pursuant to a de minimus exception.

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

1.2	Articles of Association of the Registrant, as amended March 22, 2007.

4. (a)1
Letter Agreement dated as of February 22, 2005 between the Registrant and ABN Amro Bank N.V. regarding the sale of Notes issued by Global Village Telecom Ltda. (Previously filed as Exhibit 4.(a)5 to the Registrant’s annual report on Form 20-F, filed with the SEC on March 31, 2005, and incorporated herein by reference.)

4.(a)2
Agreement and Plan of Merger dated as of May 15, 2005 by and among the ECI Telecom Inc., Symphony Acquisition Corp., Laurel Networks, Inc., Peter Barris, as Stockholder Representative, and Registrant, regarding the Purchase of 100% of the outstanding shares of common stock of Laurel Networks Ltd. (Previously filed as Exhibit 4.(a)5 to the Registrant’s annual report on Form 20-F, filed with the SEC on March 30, 2006, and incorporated herein by reference.)

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

4.(b)3
Registration Rights Agreement dated as of February 11, 2002 by and among the Registrant and Isal Amlet Investments (1993) Ltd., Dovrat and Co. Ltd., D Partners (Israel) Limited Partnership, D Partners (BVI) L.P., Ofer (Ships Holding) Ltd., Udi Angel, Doron Ofer and Eyal Ofer. (Previously filed as Exhibit 4.(a)3 to the Registrant’s annual report on Form 20-F, filed with the SEC on July 1, 2002, and incorporated herein by reference.)

4.(b)4	Registration Rights Agreement dated March 22, 2007 by and among the Registrant and M.A.G.M. Chemistry Holdings Ltd. and Clal Electronic Industries Ltd.

4.(c)1
ECI Telecom Ltd. Employee Share Incentive Plan 2002, as last amended January 15, 2006. (Previously filed as Exhibit 4.(c)1 to the Registrant’s annual report on Form 20-F, filed with the SEC on March 30, 2006, and incorporated herein by reference.)

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

4.(c)6	Form of Letter of Indemnification provided to members of the Registrant’s board of directors, as amended March 2007.

4.(c)7	Form of Letter of Indemnification provided to the Registrant’s senior officers, as amended March 2007.

4.(c)8
Agreement dated December 17, 2002 between the Registrant and Carmel V.C. Ltd. relating to the services of Shlomo Dovrat. (Previously filed as Exhibit 4.(c)10 to the Registrant’s annual report on Form 20-F, filed with the SEC on June 30, 2003, and incorporated herein by reference.)

4.(c)9	Form of Consultancy Agreement as of January 1, 2006 between the Registrant and DAI Management Consulting and Investment in High Tech Ltd. relating to the services of Doron Inbar.

4.(c)10	Consultancy Agreement dated as of September 1, 2006 between the Registrant and Niel Ransom.

8.1	List of Subsidiaries.

12.1	Certification of Chief Executive Officer pursuant to Exchange Rules 13a-14 and 15d-14, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Exchange Rules 13a-14 and 15d-14, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1
Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. This document is being furnished in accordance with SEC Release No. 33-8212 and 34-47551.

15.(a)1	Consent of Somekh Chaikin, independent registered public accounting firm and a member firm of KPMG International.

15.(a)2	Consent of KPMG LLP, independent registered public accounting firm for Veraz Networks, Inc.

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ECI TELECOM LTD.

By:              /s/ Rafi Maor

Name:         Rafi Maor

Title:	President and Chief Executive Officer of the Company

Date April 10, 2007

ECI Telecom Ltd. and Subsidiaries

Consolidated
Financial Statements
As of and for the year ended
 December 31, 2006

ECI Telecom Ltd. and Subsidiaries

Consolidated Financial Statements as of and for the year ended December 31, 2006

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders
ECI Telecom Ltd.

We have audited the accompanying consolidated balance sheets of ECI Telecom Ltd. and subsidiaries (“the Company”) as of December 31, 2006 and 2005, and the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s Board of Directors and its management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1R to the consolidated financial statements, effective January 1, 2006, the Company has adopted the fair value method of accounting for stock-based compensation as required by Statement of Financial Accounting Standards No. 123R - “Share Based Payment”.

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Israel)
Member firm of KPMG International

Tel-Aviv, Israel
April 10, 2007

Consolidated Balance Sheets as of December 31

		2006	2005
	Note	$ in thousands	$ in thousands
Assets

Current assets
Cash and cash equivalents	17A	92,732	63,828
Short-term investments	2	80,708	41,304
Receivables:
Trade, net	17B	187,410	152,805
Other	17C	27,110	24,751
Prepaid expenses		4,819	3,617
Work in progress		13,062	2,937
Inventories	3	159,355	146,963

Total current assets		565,196	436,205

Long-term receivables, net	4	6,314	8,273

Long-term deposits and marketable securities	2	72,767	139,964

Assets held for employees’ severance benefits	10	20,549	25,931

Investments	5	11,988	19,787

Property, plant and equipment	6
Cost		293,254	265,446
Less - accumulated depreciation		169,362	145,855

		123,892	119,591

Software development costs, net	7	12,852	11,999

Goodwill	8	39,329	39,329

Other assets, net	9	32,796	37,815

Deferred taxes, net	15F	10,197	9,841

Total assets		895,880	848,735

/s/ Shlomo Dovrat	/s/ Rafi Maor
Shlomo Dovrat Chairman of the Board	Rafi Maor President, Chief Executive Officer

ECI Telecom Ltd. and Subsidiaries

		2006	2005
	Note	$ in thousands	$ in thousands
Liabilities and Shareholders’ Equity

Current liabilities
Trade payables		82,954	56,451
Other payables and accrued liabilities	17D	120,422	120,538

Total current liabilities		203,376	176,989

Long-term liabilities

Other liabilities		985	157
Liability for employees’ severance benefits	10	43,664	48,340

Total long-term liabilities		44,649	48,497

Total liabilities		248,025	225,486

Minority interest		4,144	4,120

Commitments and contingencies	11

Shareholders’ equity	12
Ordinary shares NIS 0.12 par value per share, authorized
200,000,000 shares; Issued and outstanding 119,324,849
shares as of December 31, 2006 and 111,827,822 shares as
of December 31, 2005		6,396	6,262
Capital surplus		661,053	648,532
Accumulated other comprehensive income (loss)		(1,682)	8,486
Accumulated deficit		(22,056)	(44,151)

Total shareholders’ equity		643,711	619,129
Total liabilities and shareholders' equity		895,880	848,735

The accompanying notes are an integral part of the consolidated financial statements.

ECI Telecom Ltd. and Subsidiaries

Consolidated Statements of Operations for the Year Ended December 31

		2006	2005	2004
	Note	$ in thousands, except per share amounts
Revenues	17F	656,342	629,918	496,712
Cost of revenues	17G	388,023	367,779	300,971
Gross profit		268,319	262,139	195,741

Research and development costs, net	17H	99,525	87,289	64,870
Selling and marketing expenses	17I	96,971	95,826	78,423
General and administrative expenses	17J	47,560	41,976	35,491
Recovery of doubtful debt	17P	-	(10,356)	-
Amortization of acquisition-related intangible assets		5,019	2,902	-
Impairment of loans	21	-	3,000	-
Acquired in-process research and development	19B	-	890	-
Restructuring expenses	20	-	-	2,585
Operating income		19,244	40,612	14,372
Financial expenses	17K	(3,091)	(5,304)	(6,562)
Financial income	17K	12,867	10,505	9,169
Other income, net	17L	4,315	1,917	2,693
Income from continuing operations
before company’s equity in results of investee
companies, minority interest and taxes on income		33,335	47,730	19,672
Taxes on income	15	(3,924)	(3,454)	(1,924)
Income from continuing operations before
company’s equity in results of investee companies
and minority interest		29,411	44,276	17,748
Company’s equity in results of investee companies		(7,292)	(4,285)	(3,387)
Minority interest		(24)	(127)	(305)
Income from continuing operations		22,095	39,864	14,056
Loss on discontinued operations, net of tax benefit of
$55 thousand for the year ended December 31, 2004	22	-	-	(3,903)
Net income		22,095	39,864	10,153
Earnings per ordinary share	17N
Basic earnings (loss) per ordinary share:
Continuing operations		0.19	0.36	0.13
Discontinued operations		-	-	(0.04)
Net earnings per ordinary share		0.19	0.36	0.09
Diluted earnings (loss) per ordinary share:
Continuing operations		0.18	0.34	0.12
Discontinued operations		-	-	(0.03)
Net earnings (loss) per ordinary share		0.18	0.34	0.09

The accompanying notes are an integral part of the consolidated financial statements.

ECI Telecom Ltd. and Subsidiaries

Consolidated Statements of Comprehensive Income for the Year Ended December 31

	2006	2005	2004
	$ in thousands	$ in thousands	$ in thousands
Net income	22,095	39,864	10,153
Other comprehensive income (loss):
Changes in fair value of financial instruments, net of taxes (nil)	(5,745)	19,226	(8,303)
Realization of gain on available for sale securities, net of taxes (nil)	(4,066)	-	(1,282)
Unrealized holding gains (loss) on available for sale
securities arising during the year, net of taxes (nil)	(357)	1,897	2,341

Total other comprehensive income (loss)	(10,168)	21,123	(7,244)

Comprehensive income	11,927	60,987	2,909

The accompanying notes are an integral part of the consolidated financial statements.

ECI Telecom Ltd. and Subsidiaries

Consolidated Statements of Changes in Shareholders' Equity

	Number of shares(1)	Share capital	Capital surplus	Accumulated other comprehensive income (loss)	Accumulated deficit (Note 15A2)	Total shareholders’equity
	$ in thousands, except share amounts
Balance at January 1, 2004	108,038,063	6,163	662,903	(5,393)	(94,168)	569,505

Changes during 2004 -
Net income for the year ended December 31, 2004	-	-	-	-	10,153	10,153
Employees stock options exercised and paid	1,353,765	35	2,445	-	-	2,480
Amortization of deferred compensation expenses	-	-	1,650	-	-	1,650
Net unrealized gain on available for sale securities	-	-	-	2,341	-	2,341
Realization of gain on available for sale securities	-	-	-	(1,282)	-	(1,282)
Changes in fair value of financial instruments	-	-	-	(8,303)	-	(8,303)
Distribution of shares of a subsidiary as dividend in kind	-	-	(24,776)	-	-	(24,776)
Balance at December 31, 2004	109,391,828	6,198	642,222	(12,637)	(84,015)	551,768

(1)	Issued and outstanding

The accompanying notes are an integral part of the consolidated financial statements.

ECI Telecom Ltd. and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity (cont’d)

	Number of shares(1)	Share capital	Capital surplus	Accumulated other comprehensive income (loss)	Accumulated deficit (Note 15A2)	Total shareholders Equity
	$ in thousands, except share amounts
Balance at January 1, 2005	109,391,828	6,198	642,222	(12,637)	(84,015)	551,768

Changes during 2005 -
Net income for the year ended December 31, 2005	-	-	-	-	39,864	39,864
Employees stock options exercised and paid	1,697,867	45	4,254	-	-	4,299
Restricted shares issuance	742,776	19	(19)			-
Restricted shares forfeited	(9,557)	-	-	-	-	-
Share issuance	4,908	-	35	-	-	35
Amortization of deferred compensation expenses	-	-	2,040	-	-	2,040
Net unrealized gain on available for sale securities	-	-	-	1,897	-	1,897
Changes in fair value of financial instruments	-	-	-	19,226	-	19,226
Balance at December 31, 2005	111,827,822	6,262	648,532	8,486	(44,151)	619,129
Balance at January 1, 2006	111,827,822	6,262	648,532	8,486	(44,151)	619,129

Changes during 2006 -
Net income for the year ended December 31, 2006	-	-	-	-	22,095	22,095
Employees stock options exercised and paid	5,963,555	134	12,489	-	-	12,623
Restricted shares issuance	1,574,767	-	-	-	-	-
Restricted shares forfeited	(41,295)	-	-	-	-	-
Realization of gain on available-for-sale securities	-	-	-	(4,066)	-	(4,066)
Share based compensation expense	-	-	12,460	-	-	12,460
Net unrealized loss on available for sale securities	-	-	-	(357)	-	(357)
Changes in fair value of financial instruments	-	-	-	(5,745)	-	(5,745)
Distribution of available for sale securities as dividend in kind	-	-	(12,428)	-	-	(12,428)
Balance at December 31, 2006	119,324,849	6,396	661,053	(1,682)	(22,056)	643,711

(1) Issued and outstanding

The accompanying notes are an integral part of the consolidated financial statements.

ECI Telecom Ltd. and Subsidiaries

Consolidated Statements of Cash Flows for the Year Ended December 31

	2006	2005	2004
	$ in thousands	$ in thousands	$ in thousands
Cash flows from operating activities

Net income for the year	22,095	39,864	10,153

Adjustments to reconcile net income to cash provided by
operating activities:

Depreciation and amortization	39,771	36,665	35,827

Share-based payment expenses	12,460	2,040	1,650

Gain on sale of property and equipment	(447)	(2,398)	(716)

Impairment of loans	-	3,000	-

Capital loss (gain), net	(3,639)	(2,096)	6,419

Gain from sale of operation	-	-	(24,186)

Acquired In-process research and development costs	-	890	-

Other - net	(1,532)	1,466	(468)

Company’s equity in results of investee company	7,292	4,285	3,387

Minority interest	24	127	562

Loss (gain) from marketable securities	9	1,648	(1,482)

Decrease (increase) in trade receivables (including
non-current maturities of trade receivables)	(32,647)	78,056	19,395

Decrease (increase) in other receivables	(10,339)	3,565	(6,196)

Decrease (increase) in prepaid expenses	(1,202)	3,325	(947)

Decrease (increase) in work in progress	(10,125)	308	7,254

Decrease (increase) in inventories	(12,392)	38,127	(57,010)

Increase (decrease) in trade payables	26,503	(16,759)	13,986

Increase (decrease) in other payables and accrued liabilities	2,997	(16,068)	32,706

Increase (decrease) in other long-term liabilities	828	-	(5,015)

Increase (decrease) in liability for employees’ severance benefits,
net of assets funded	1,137	(3,351)	(1,530)

Net cash provided by operating activities	40,793	172,694	33,789

The accompanying notes are an integral part of the consolidated financial statements.

 ECI Telecom Ltd. and Subsidiaries

Consolidated Statements of Cash Flows for the Year Ended December 31 (cont’d)
	2006	2005	2004
	$ in thousands	$ in thousands	$ in thousands
Cash flows used in investing activities
Investments in deposits, net	(5,160)	2,368	4,454
Software development costs capitalized	(9,472)	(8,014)	(11,151)
Investment in property, plant and equipment	(30,755)	(21,499)	(24,293)
Proceeds from sale of property, plant and equipment	992	7,131	1,487
Advance payments for acquisition of additional
shares in consolidated subsidiary	(1,100)	-	-
Investment in investee companies	(608)	(559)	(1,212)
Long-terms loans granted	-	-	(6,000)
Repayment of long-term loans granted	506	-	-
Proceeds from realization of an investee company	-	2,350	-
Investment in marketable securities	(29,248)	(37,838)	(41,382)
Proceeds from realization of marketable securities	49,940	-	-
Repayment of convertible notes	-	-	5,400
Acquisition of operations (A)	-	(13,605)	-
Acquisition of newly consolidated subsidiary (B)	-	(85,923)	-
Proceed from realization of consolidated subsidiary and operations	-	-	35,000

Net cash used for investing activities	(24,905)	(155,589)	(37,697)
Cash flows provided by (used in) financing activities

Repayment of loans from banks	-	(30,000)	(30,000)
Share issuance	-	35	-
Exercise of stock options	12,623	4,299	2,480
Cash balance of consolidated subsidiary disposed
as dividend in kind	-	-	(39,981)

Net cash provided by (used in) financing activities	12,623	(25,666)	(67,501)

Effect of change in exchange rate on cash	393	(1,793)	216

Net increase (decrease) in cash and cash equivalents	28,904	(10,354)	(71,193)

Cash and cash equivalents at beginning of year	63,828	74,182	*145,375

Cash and cash equivalents at end of year	92,732	63,828	74,182

Supplemental disclosures:

Income taxes paid, net of tax refunds	1,140	2,897	282

Interest paid	147	154	1,518

* Include $ 18,964 thousand related to discontinued operations.

The accompanying notes are an integral part of the consolidated financial statements.

ECI Telecom Ltd. and Subsidiaries

Consolidated Statements of Cash Flows for the Year Ended December 31 (cont’d)

A.	Acquisition of operations (see Note 19)

	2006	2005	2004
	$ in thousands	$ in thousands	$ in thousands
Net current assets	-	5,216	-
Liability for unpaid consideration	-	(250)	-
Property, plant and equipment	-	580	-
Core Technology	-	4,349	-
Goodwill	-	1,230	-
Other intangible assets	-	2,480	-
	-	13,605	-

B.	Acquisition of newly consolidated subsidiary (see Note 19)

	2006	2005	2004
	$ in thousands	$ in thousands	$ in thousands
Net current assets (other than cash)	-	11,055	-
Property, plant and equipment	-	3,155	-
Long-term liabilities	-	(157)	-
Core Technology	-	33,820	-
In-process research and development	-	890	-
Backlog	-	100	-
Goodwill	-	37,060	-
	-	85,923	-

C.	Non-cash activities

Purchase of property, plant and equipment	-	3,049	-
Property, plant and equipment received as loan consideration	221	-	-
Distribution of available-for-sale securities as dividend in kind
(see Note 1A(4))	12,428	-	-

The accompanying notes are an integral part of the consolidated financial statements.

ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 1 - Significant Accounting Policies

Significant accounting policies, applied on a consistent basis are as follows:

A.	General

1.
ECI Telecom Ltd. (an Israeli corporation) and subsidiaries (“ECI” or the “Company”) provide scalable broadband access, transport and data networking infrastructure platforms for optical and digital telecommunications networks. ECI designs, develops, manufactures, markets and supports telecommunications solutions for evolving services, including voice, data, video and multimedia, and for building next generation converged networks. ECI's products are designed to create and manage bandwidth, maximize revenues for network operators, reduce operating expenses, expand capacity, improve performance and enable new revenue-generating services.

The Company focuses its activities on three core businesses, which are organized in three divisions: Broadband Access Division, Optical Networks Division and Data Networking Division. (For segment reporting, see Note 17F, for subsequent events, see Note 23).

2.
In December 2002, the Company transferred part of its NGTS activities to a new company subsequently called Veraz Networks Inc., which was set up with third parties and in which the Company holds approximately 41 % of the share capital (33% on a fully diluted basis).

3.
On May 10, 2004 the Company distributed 7.6 million of its shares in ECtel Ltd. (“ECtel”) to the Company's shareholders of record on May 5, 2004. Before this distribution, ECI held approximately 10.5 million, or 58%, of ECtel's shares. After this distribution, ECI held approximately 2.9 million shares or 16% of ECtel's outstanding shares that were presented in the consolidated balance sheet as an available for sale securities (see Note 1D).

Accordingly, the results of ECtel were reclassified as discontinued operations and presented as a single-line item, net of income tax in the statement of operations following the results from continuing operations (see Note 22B).

On July 11, 2006 the Company distributed the remaining 2.9 million shares of ECtel to the Company's shareholders of record on June 29, 2006.

ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 1 - Significant Accounting Policies (cont’d)

A.	General (cont’d)

4.
On June 3, 2005, the Company acquired 100% of the outstanding common shares of Laurel Networks, Inc. (“Laurel Networks”) The results of Laurel Networks’ operations have been included in the consolidated financial statements since that date. Laurel Networks is a provider of Next-Generation IP/MPLS Multi Service Edge Routers.

After the transaction Laurel Networks became the Data Networking Division of ECI (see Note 19B and also Note 23).

5.	The financial statements have been prepared in conformity with generally accepted accounting principles (GAAP) in the United States of America.

6.	The currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the U.S. dollar (“dollar”).

Most of the Company’s sales are made outside of Israel, in dollars and other non-Israeli currencies (see Note 17F as to geographical distribution). Most purchases of materials and components, as well as most selling and other expenses incurred outside Israel, are in dollars. In view of the foregoing, the dollar has been determined to be the Company’s functional currency.

Transactions and balances denominated in dollars are presented at their original amounts.
Non-dollar transactions and balances have been remeasured into dollars in accordance with the principles set forth in Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation” of the Financial Accounting Standards Board (FASB).

All exchange gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the consolidated statement of operations when they arise. Such foreign exchange gains and losses are included in the same statement of operations items as those in which the related transactions are included.

7.
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These are management’s best estimates based on experience and other relevant data, however, actual results could differ from these estimates.

ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 1 - Significant Accounting Policies (cont’d)

B.	Principles of consolidation

The consolidated financial statements include those of the Company and all of its subsidiaries.

All intercompany transactions and balances have been eliminated in consolidation.

C.	Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less at date of purchase, to be cash equivalents (except for held to maturity debt investments).

D.	Investments

1.	Investee companies

Investments in investee companies, in which the Company has significant influence (affiliated companies) are presented under the equity method, that is, at cost plus the Company’s share of the post-acquisition income or losses.

Because the financial statements of an investee company are not made available timely to ECI in order to apply the equity method of accounting, starting from the second quarter of 2006, the proportionate share of the results of operations of this investee company are included in ECI’s consolidated financial statements on a three month lag. The change in accounting principle did not have a material impact on the company’s financial position or results of operation, and accordingly cumulative effect adjustment as required under SFAS 154, “Accounting Charges and Errors Corrections”, has not been reflected in these consolidated financial statements.

Investment in entities in which the Company does not have significant influence (“other companies”), are stated as follows:

•	Marketable securities - as stated in 2 below.

•	Non-marketable securities - at cost, less any decline in value which is other than temporary.

2.	Marketable securities

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

ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 1 - Significant Accounting Policies (cont’d)

D.	(cont’d)

2.	Marketable securities (cont’d)

A decline in the market value of any available-for-sale or held-to-maturity security below cost, that is deemed to be other than temporary, is recognized as a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established.

Premiums and discounts are amortized or accreted over the life of the related held-to-maturity or available-for-sale security as an adjustment to yield, using the effective-interest method. Dividend and interest income are recognized when earned.

E.	Inventories

Inventories are stated at the lower of cost or market. Cost is determined on the moving average basis.

F.	Property, plant and equipment

1.	Assets are stated at cost, less accumulated depreciation.

2.	Depreciation is computed using the straight-line method, over the estimated useful economic life of the assets.

Annual rates of depreciation are as follows:

Buildings	2.5%
Leasehold improvements	10%-20% (or lease term, if lower)
Machinery and equipment	10% - 33% (mainly 10%)
Information technology	20% - 33%
Office furniture and equipment	7% - 10%
Other	7% - 15%

3.	Major renewals and improvements are capitalized, while repairs and maintenance are expensed as incurred.

4.
Upon the sale or retirement of equipment and leasehold improvements, the cost and related accumulated depreciation and amortization are eliminated from the respective accounts and the resulting gain or loss is reflected in the consolidated statements of operations.

G.	Accrued warranty costs

Accrued warranty costs are calculated in respect of products sold and work performed are recognized based on prior experience, and other relevant factors, (See also Note 17E).

ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 1 - Significant Accounting Policies (cont’d)

H.	Allowance for doubtful debts

The financial statements include an allowance for loss from receivables for which collection is doubtful. In determining the adequacy of the allowance, consideration is given to the historical experience, aging of the receivable and to information available about specific debtors, including their financial situation, the volume of their operations, and evaluation of the security received from them or their guarantors (see also Note 17B).

I.	Software development costs

The Company capitalizes certain software development costs in accordance with SFAS No. 86, “Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed”. Capitalization of software development costs begins upon the determination of technological feasibility as defined in the Statement and continues up to the time the software is available for general release to customers, at which time capitalized software costs are amortized to research and development costs on a straight-line basis over the expected life of the related product, generally one to two years.

Software development costs include costs that relate principally to projects which have recently been released or are not yet available for release to customers. Management believes that future revenues related to these projects will be sufficient to realize the amounts capitalized at December 31, 2006 and as such these amounts will be recovered over the lives of the related projects. It is possible, however, that those estimates of future revenues could be adversely impacted if these projects are not finally completed and released in the future or if market acceptance of related technology is not as anticipated by Management. As a result, the recovery of these capitalized software development costs through future revenues could be reduced materially. In such event, the related capitalized software development costs will be written-off.

J.	Business combinations

SFAS No. 141, “Business Combinations” requires that the purchase method be used for all business combinations. Under the purchase method, the cost of an acquisition is allocated to the assets acquired, including identifiable intangible assets and liabilities assumed based on their estimated fair values with the excess of total cost over such aggregate fair value being recognized at goodwill.

K.	Goodwill and other intangible assets

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase businesses combination. Goodwill is reviewed for impairment at least annually in accordance with the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets”. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

During 2006 and 2005, the Company performed its annual impairment review of goodwill and concluded that there was no impairment in either year.

Intangible assets that have finite useful lives are amortized over their expected useful lives.

ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 1 - Significant Accounting Policies (cont’d)

L.	Revenue recognition

1.
Revenues from products are recognized when there is persuasive evidence of arrangement, price is fixed or determinable, the product has been delivered and when title to the system and risk of loss have been substantially transferred to the customer, provided that collection is reasonably assured. When the sale arrangement includes customer acceptance provisions with respect to network interoperability, revenue is not recognized before the Company has demonstrated that the criteria specified in the acceptance provisions have been satisfied.

When a sale involves multiple elements, such as sales of products that include installation and integration services, the entire fee from the arrangement is evaluated under Emerging Issues Task Force (“EITF”) 00-21, “Revenue Arrangements with Multiple Deliverables”. In such arrangements, the arrangement consideration is allocated to each respective element based on its relative fair value and recognized when all the following revenue recognition criteria for each element are met: (1) the delivered items have value to the customer on a standalone basis, (2) there is objective and reliable evidence of the fair value of the undelivered items, (3) if the arrangement includes a general right of return, delivery or performance of the undelivered items is probable and substantially in the control of the Company.

2.
The Company makes certain sales through resellers. The Company recognizes revenues from sales to resellers, assuming all other criteria for revenue recognition are met and provided that there is no contractual right of return, either (i) when it receives adequate collateral (which in many cases is a Letter of Credit) from the reseller to secure payment to the Company, or (ii) in certain instances where the Company has an established ongoing relationship with the reseller and a proven track record of payments, when it receives written evidence of the identity of the end-user and the existence of an agreement by the end-user to purchase the product from the reseller (e.g. a copy of a purchase order) or (iii) in instances where the reseller is a major internationally known corporation and the Company has an established ongoing relationship with such reseller and a proven track record of payments, upon delivery of the products to the reseller. When the collectability from the reseller is not reasonably assured or when the right of return exists, revenue is recognized on a cash basis, provided that the reseller has ultimately sold the products to an end-user or the return privilege has substantially expired.

3.
Revenues from sales involving long-term credit arrangements at less than accepted interest rates are recorded at the present value of the related future cash flows. The difference between the amounts receivable and their present value is recognized as interest income over the period of the receivable by the interest method.

4.
Revenue from software license is generally recognized at the time the software is delivered to the customer, if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable, the Company has no significant obligations remaining under the sales or licensing agreement and no significant customer acceptance requirements exist subsequent to software delivery.

5.
Service revenues from product maintenance contracts and separately priced extended warranty contracts are generally recognized ratably over the contract period, while revenue from software services generally is recognized as the services are performed or, if no pattern of performance is evident, ratably over the period during which such services are performed.

ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 1 - Significant Accounting Policies (cont’d)

L.	Revenue recognition (cont’d)

6.
The percentage of completion method of accounting, in accordance with Statement of Position (“SOP”) 81-1 “Accounting for Performance of Construction Type and Certain Production Type Contracts” is used for sales generated from certain contracts, primarily those related to customized network solutions and network build-outs with durations of at least six months. The units-of-delivery method or units-of-work performed method is used to measure progress on each contract. Revenue and cost estimates are revised periodically based on changes in circumstances. Any expected losses on contracts are recognized immediately upon contract signing or as soon thereafter as identified.

M.	Research and development

Research and development costs, are charged to the consolidated statements of operations as incurred. The Company records grants received from the Office of the Chief Scientist of the Israeli Ministry of Industry Trade and Labor, (the “OCS”) as a reduction of research and development expenses. Royalties payable to OCS are recognized pursuant to sale of related products and are classified as cost of revenues.

N.	Reclassification

Certain amounts in prior years’ financial statements have been reclassified to conform to the current year’s presentation.

O.	Income taxes

1.	The Company accounts for income taxes under SFAS No. 109, “Accounting for Income Taxes”.

Under SFAS 109, deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts, as well as in respect of tax losses and other deductions which may be deductible for tax purposes in future years, based on tax rates applicable to the periods in which such deferred taxes are expected to be realized. Valuation allowances are established when necessary to reduce deferred tax assets to the amount considered more likely than not to be realized. Deferred tax assets and liabilities are classified as current or non current items in accordance with the nature of the assets or liabilities to which they relate. When there is no underlying assets or liabilities the deferred tax assets and liabilities are classified in accordance with the period of expected reversal.

Deferred taxes have not been recorded in respect of the following matters -

•	Certain undistributed earnings of foreign consolidated subsidiaries which are taxable upon distribution by way of dividend, as no such dividend distribution intention exists.

•
Differences between the financial carrying amounts of non monetary assets and liabilities and their tax basis attributable to the rate of change in Israeli Consumer Price Index (which serves as a basis for measurement for tax purposes) and the rate of change in the NIS/US dollar exchange rate, in accordance with paragraph 9 (f) of SFAS 109.

ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 1 - Significant Accounting Policies (cont’d)

O.	Income taxes (cont’d)

2.	Income tax expense represents the tax payable for the year and the change during the year in deferred tax assets and liabilities.

P.	Derivative financial instruments

SFAS No. 133, “Accounting for Derivative Instruments and Certain Hedging Activities” and SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activity, an Amendment of SFAS 133” require that all derivative instruments be recorded on the balance sheet at their respective fair values.

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

On the date a derivative contract is entered into, the Company designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge), or a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge), or a foreign-currency fair-value or cash-flow hedge (foreign currency hedge). For all hedging relationships the Company formally documents the hedging relationship and its risk-management objective and strategy for undertaking the hedge, the hedging instrument, the hedge item, the nature of the risk being hedged, how the hedging instrument’s effectiveness in offsetting the hedged risk will be assessed, and a description of the method of measuring ineffectiveness. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of the hedged items.

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

ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 1 - Significant Accounting Policies (cont’d)

P.	Derivative financial instruments (cont'd)

The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, or the derivative is de-designated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

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

Q.	Comprehensive income

The Company accounts for its comprehensive income in accordance with SFAS No. 130, “Reporting Comprehensive Income”, which establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of net income (loss) and net unrealized gains (losses) on available for sale securities and on the change in the fair value of financial instruments that are used for cash flow hedging, and is presented in the consolidated statement of comprehensive income (loss).

R.	Stock option and restricted shares plans

On January 1, 2006, the Company adopted SFAS No. 123 (revision 2004), “Share-Based Payment” (“SFAS 123(R)”) which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors, including employee stock options and employee stock purchases related to the Employee Stock Purchase Plan (“employee stock purchases”), based on estimated fair values. SFAS 123(R) supersedes the Company’s previous accounting under Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) for periods beginning in fiscal 2006. In March 2005, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”), No. 107 (“SAB 107”) relating to SFAS 123(R). The Company has applied the guidance in SAB 107 in its adoption of SFAS 123(R).

The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006, the first day of the Company’s fiscal year 2006. In accordance with the modified prospective transition method, the Company’s Consolidated Financial Statements for prior periods have not been restated to reflect, and do not include, the impact of the adoption of the recognition principles of SFAS 123(R).

ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 1 - Significant Accounting Policies (cont’d)

R.	Stock option and restricted shares plans (cont'd)

SFAS 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s Consolidated Statement of Operations. Prior to the adoption of SFAS 123(R), the Company accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as was allowed under SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”).

Stock-based compensation expense recognized during the period is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period. Stock-based compensation expense recognized in the Company’s Consolidated Statement of Operations for the year ended December 31, 2006 includes compensation expense for share-based payment awards granted prior to, but not yet vested as of December 31, 2005 based on the grant date fair value, estimated in accordance with the pro forma disclosure provisions of SFAS 123, and compensation expense for the share-based payment awards granted subsequent to December 31, 2005 based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). In conjunction with the adoption of SFAS 123(R), the Company changed its method of attributing the value of stock-based compensation to expense from the accelerated multiple-option approach to the straight-line single option method. Compensation expense for all share-based payment awards granted on or prior to December 31, 2005 will continue to be recognized using the accelerated multiple-option approach while compensation expense for all share-based payment awards granted subsequent to December 31, 2005 is recognized using the straight-line single-option method. As stock-based compensation expense recognized in the Consolidated Statement of Operations for the year ended December 31, 2006 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the Company’s pro forma information required under SFAS 123 for the periods prior to fiscal 2006, the Company accounted for forfeitures as they occurred.

The Company used the Black-Scholes option-pricing model (“Black-Scholes model”) method of valuation for share-based awards for purposes of complying with the pro forma disclosure requirements of SFAS 123, and has used the Black-Scholes option-pricing model for purposes of both the measurement and recognition of compensation expense for share-based award commencing January 1, 2006 coinciding with the effective date of adoption of SFAS 123(R). The Company’s determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the Company’s stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to the Company’s expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors. Although the fair value of employee stock options is determined in accordance with SFAS 123(R) and SAB 107 using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 1 - Significant Accounting Policies (cont’d)

R.	Stock option and restricted shares plans (cont'd)

Had compensation expenses for stock options granted under the Company's stock option plans been determined prior to 2006 based on the fair value at the grant dates consistent with the fair value accounting method of SFAS 123, the Company's net income and net income per ordinary share would have been as follows:

	For the year ended December 31
	2005	2004
	$ in thousands, except
	per share amounts

Net income, as reported	39,864	10,153
Add: Stock-based employee compensation
expenses included in reported net
income, net of related tax effects (nil)	2,040	1,650
Deduct: Total stock-based employee compensation
expense determined under the fair value
method for all awards, net of
related tax effects (nil)	(10,267)	(10,072)

Pro Forma net income	31,637	1,731

Basic earnings per ordinary share ($):
- as reported	0.36	0.09
- pro forma	0.29	0.02
Diluted earnings per ordinary share($):
- as reported	0.34	0.09
- pro forma	0.27	0.01

Implementation of SFAS 123(R) had an incremental effect on the Company’s share-based compensation expense in 2006, which reduced the Company’s results of operations as follows:

Year ended December 31 2006
$ in thousands, except per share amounts
Income from continuing operations before income taxes	6,983
Net income	6,983
Basic earnings per share	0.06
Diluted earnings per share	0.06

ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 1 - Significant Accounting Policies (cont’d)

S.	Acquired in-process research and development costs (IPR&D).

Acquired in-process research and development represents the value assigned in a purchase business combination to research and development projects of the acquired business that were commenced, but not yet completed, at the date of acquisition, for which technological feasibility has not been determined and which have no alternative future use in research and development activities or otherwise. In accordance with SFAS No  2, “Accounting for Research and Development Costs”, as interpreted by FASB Interpretation No. 4 “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method” “amounts assigned to acquired in-process research and development meeting the above criteria are charged to expense at the date of consummation of the purchase business combination”.

T.	Impairment or disposal of long-lived assets

SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long lived asset to be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by an asset to the carrying value of the asset. If the carrying value is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. SFAS 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale (See also Note 22).

U.	Sale of financial assets

SFAS No. 140,“Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, requires that a transfer of financial assets in which control is surrendered, is accounted for as a sale to the extent that consideration other than beneficial interests in the transferred assets is received in exchange. (See Note 17O).

V.	Earnings (loss) per ordinary share

Basic and diluted earnings (loss) per ordinary share are presented in conformity with SFAS No. 128, “Earnings Per Share”. Basic earnings (loss) per ordinary share are calculated by dividing the net earning (loss) attributable to ordinary shares, by the weighted average number of ordinary shares outstanding. For purposes of determining diluted earnings per share, potential common stock includes the effects of dilutive stock options. The effect on the number of shares of such potential common stock is computed using the treasury stock method. Diluted earnings per share excludes the impact of anti dilutive securities, which are those securities resulting in an increase in earnings per share or a decrease in loss per share.

W.	Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recognized when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 1 - Significant Accounting Policies (cont’d)

X.	Impairment of loans

The Company applies the provisions of SFAS No. 114, “Accounting by Creditors for Impairment of a Loan” as amended by SFAS No. 118 “Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures” These standards apply to loans involving modifications of terms of the loans, including those involving a receipt of assets in partial satisfaction of a receivable.

In accordance with SFAS 114, a loan is impaired when it is probable, based on current information and events, that the creditor will be unable to collect all amounts (contractual interest and principle payments) due according to the contractual terms of the loan agreement. Impaired loans are written down to the present value of their expected future cash flows, discounted at the loan’s effective interest rate or, alternatively, based on the observable market price of the loan or the fair value of the collateral, if the loan is collateral-dependent.

Y.	Employee severance benefits

Under Israeli law and labor agreements, the Company is required to make severance and pension payments to its retired or dismissed employees and to employees leaving employment in certain other circumstances. The liability for employee severance benefits is based on salary components as prescribed in the existing labor agreement and calculated on the basis of the latest salary paid to each employee multiplied by the number of years of employment. The liability is covered by the amounts deposited including accumulated income thereon as well as by the unfunded provision.

The US subsidiaries sponsor a section 401(k) defined contribution plan or 401(a) plan which permits its employees to invest up to certain amounts of their compensation (subject to limitation by Internal Revenue Service Regulations) on a pretax basis in certain self-directed investment programs. The subsidiaries may, at the discretion of the Board of Directors, make contributions to the plan.

The provisions for severance pay includes amounts related to employees in countries other than Israel and the U.S. and are calculated in accordance with the rules of the country in which they operate.

Note 2 - Investment in Securities and Deposits

	December 31	December 31
	2006	2005
	$ in thousands	$ in thousands
Short-term:
Short-term deposits	11,021	1,540

Marketable securities:
Available for sale securities*	12,889	4,699
Held to maturity securities	56,798	35,065
	80,708	41,304
Long-term:
Long-term deposits	9,665	12,762
Available for sale securities*	17,382	37,707
Held to maturity securities	45,720	89,495
	72,767	139,964

*
As of December 31, 2006, the Company had net unrealized loss on Available for Sale Securities of $ 185 thousand. (As of December 31, 2005, the Company had unrealized gain on Available for Sale Securities of $ 4,238 thousand).

ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 2 - Investment Securities and Deposits (cont'd)

The amortized cost, gross unrealized holding gains (loss), and fair value of held-to-maturity securities by major security type at December 31, 2006, were as follows:
		Gross	Gross
		Unrealized	Unrealized
	Amortized	Holding	Holding	Fair
	Cost	Gains	Losses	Value
	$ in thousands	$ in thousands	$ in thousands	$ in thousands
Held to maturity
U.S. Government agencies	30,725	62	(78)	30,709
Corporate debt securities	47,793	207	(62)	47,938
Other	24,000	-	-	24,000
	102,518	269	(140)	102,647

The amortized cost, gross unrealized holding gains (loss), and fair value of held-to-maturity securities by major security type at December 31, 2005, were as follows:
		Gross	Gross
		Unrealized	Unrealized
	Amortized	Holding	Holding	Fair
	Cost	Gains	Losses	Value
	$ in thousands	$ in thousands	$ in thousands	$ in thousands
Held to maturity
U.S. Government agencies	46,919	-	(648)	46,271
Corporate debt securities	44,844	20	(610)	44,254
Other	32,797	35	-	32,832
	124,560	55	(1,258)	123,357

Maturities of debt securities classified as held-to-maturity were as follows at December 31, 2006:

	Amortized	Fair
	Cost	value
	$ in thousands	$ in thousands
Held to maturity:
First year	56,798	56,812
Due after one year through five years	40,711	40,591
Due after five years through ten years	5,009	5,244
	102,518	102,647

Maturities of debt securities classified as held-to-maturity were as follows at December 31, 2005:
	Amortized	Fair
	Cost	value
	$ in thousands	$ in thousands
Held to maturity:
First year	35,064	34,693
Due after one year through five years	88,100	87,223
Due after five years through ten years	1,396	1,441
	124,560	123,357

ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 2 - Investment Securities and Deposits (cont'd)

The following table shows the fair value of the Company’s investments in held to maturity securities with unrealized losses that are not deemed to be other-than-temporarily impaired, and their underlying gross unrealized losses aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position.

As of December 31, 2006:

	Less than 12 months		12 months or Greater			Total
		Unrealized		Unrealized	Total	Unrealized
	Fair value	Losses	Fair value	Losses	Fair value	losses
	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands
US Government
Agencies	12,672	(78)	-	-	12,672	(78)
Corporate bonds	7,152	(28)	13,674	(34)	20,826	(62)
Total	19,824	(106)	13,674	(34)	33,498	(140)

As of December 31, 2005:

	Less than 12 months		12 months or Greater			Total
		Unrealized		Unrealized	Total	Unrealized
	Fair value	Losses	Fair value	Losses	Fair value	Losses
	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands	$ in thousands
US Government
Agencies	1,982	(18)	44,289	(630)	46,271	(648)
Corporate bonds	5,522	(144)	36,339	(466)	41,861	(610)
Total	7,504	(162)	80,628	(1,096)	88,132	(1,258)

The unrealized losses on the Company’s investments in US Government Agencies and corporate bonds were caused by interest rate increases. Because the Company has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, the Company does not consider these investments to be impaired as of December 31, 2006 and 2005.

ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 3 - Inventories

Consist of the following:

	December 31	December 31
	2006	2005
	$ in thousands	$ in thousands
Raw materials and components	57,806	47,970
Work in process	23,499	23,839
Finished products	78,050	75,154
	159,355	146,963

Note 4 - Long-Term Receivables, Net of Current Maturities

A.	Consist of the following:

	Weighted average interest rate as of December 31 2006	December 31 2006	December 31 2005
	%	$ in thousands	$ in thousands

Long-term receivables (1)	5.8	17,609	19,905
Less deferred interest income (*)		203	64

Total (2)		17,406	19,841
Less - provision for doubtful debts		-	624
Less - current maturities		11,092	10,944

		6,314	8,273
The receivables are denominated in U.S. dollars.

(*)
The deferred interest income represents the difference between the original amount of the receivables and their net present value computed, at the transaction date, based on the relevant interest rate.

(1)
Long-term receivables (“receivables”) consist mainly of receivables resulting from sales of the Company’s products, providing from one to five years credit commencing on the date of signing of the sales contract or the finance agreement related thereto or other date as mentioned in the contract. Such receivables are interest bearing and are payable in quarterly or semi-annual payments. The principal is paid generally after the grant of a grace period. These receivables are partially secured by trade risk insurance policies.

(2)
In the opinion of the Company’s management, due to the nature of the customers and their activities, their financial performance, updated financial and business data, previous business relations and existing trade insurance as stated above, as well as provision for doubtful debts, the Company has limited risk exposure in relation to the long-term receivables.

ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 4 - Long-Term Receivables, Net of Current Maturities (cont'd)

B.	Aggregate maturities are as follows:

December 31 2006
$ in thousands

First year (current maturities)	11,092
Second year	5,817
Third year	155
Fourth year	155
Fifth year	155
Thereafter	235
17,609

Note 5 - Investments

Consist of the following:

	December 31 2006	December 31 2005
	$ in thousands	$ in thousands

Affiliated company (A)	4,735	11,976
Loans (B)	2,270	3,000
Cost method investments	4,983	4,811

	11,988	19,787

A.	The investment in affiliated company is comprised of:

	December 31 2006	December 31 2006
	$ in thousands	$ in thousands

Cost of shares	28,223	28,223
Accumulated losses	(23,488)	(16,247)

	4,735	11,976

ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 5 - Investments (cont’d)

The Company holds a 41% interest in Veraz Networks Inc. (“Veraz”). Because the financial statements of Veraz are not made available timely to ECI in order to apply the equity method of accounting, starting from the second quarter of 2006, the proportionate share of the results of operations of Veraz are included in ECI's consolidated financial statements on a three month lag.

The following table shows the financial information of Veraz as of and for the twelve month period ended September 30, 2006.

$ in thousands
Balance sheet information
Current assets	69,553
Total assets	77,140
Current liabilities	71,671
Total liabilities	73,035
Shareholders' equity	4,105

Statement of operations information
Revenues	89,667
Gross profit	48,667
Net loss	(18,634)

In October 2006, Veraz filed an S-1 Registration Statement with the SEC in connection with an initial public offering of its shares of Common Stock, including shares to be offered by the Company as selling stockholder, and subsequently filed amendments thereto (see Note 23).

B.	Loans

In December 2004, the Company provided to Chiaro Networks Ltd. (“Chiaro”), a developer of infrastructure-class IP/MPLS routing platforms, two loans in the aggregate amount of $ 6 million.

The loans are secured by a first-priority floating charge over substantially all of Chiaro's assets.

During the first half of 2005, the business of Chiaro deteriorated significantly and in January 2006, Chiaro has ceased doing business. Accordingly, Management has determined that the Company may be unable to collect all amounts due according to the contractual terms of the loans agreement and therefore, a provision of $ 3 million in respect thereof was recorded in the consolidated financial statements for the year ended December 31, 2005. The Company as the sole secured creditor took the steps necessary to realize Chiaro's assets, including cash, tangible assets and intellectual property and, during the year 2006, the Company foreclosed the assets of Chiaro in the US and has already realized $ 0.7 million of Chiaro’s assets. The Company also commenced legal proceedings in Israel for the purpose of putting Chiaro into receivership and realizing the assets of the Israeli Company. The Company believes that the fair market value of Chiaro’s remaining assets is equal to the carrying amount of the uncollected debt of Chiaro as of December 31, 2006.

ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 6 - Property, Plant and Equipment, Net

Property, plant and equipment as of December 31, 2006 consist of the following:

	Freehold land, buildings and leasehold improvements	Machinery and equipment	Information technology	Office furniture and equipment	Other	Total
	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands

Cost
Balance at
beginning of year	62,409	130,890	62,118	7,185	2,844	265,446
Additions	3,233	18,206	9,340	122	75	30,976
Disposals	12	391	549	212	2,004	3,168
Balance at end
of year	65,630	148,705	70,909	7,095	915	293,254
Accumulated
Depreciation and
amortization
Balance at
beginning of
year	14,841	75,397	48,239	5,278	2,100	145,855
Depreciation
for the year	1,901	16,698	7,069	280	185	26,133
Disposals	12	275	398	184	1,757	2,626
Balance at end
of year	16,730	91,820	54,910	5,374	528	169,362
Net book value at
December 31, 2006	48,900	56,885	15,999	1,721	387	123,892
Net book value at
December 31, 2005	47,859	55,667	13,529	1,710	826	119,591

Regarding pledged, see Note 14.

Depreciation expenses for the years ended December 31, 2005 and 2004 are summarized to $23,313 thousand and $ 22,712 thousand, respectively.

ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 7 - Software Development Costs, Net

Capitalization and amortization of software development costs as of December 31, 2006, 2005 and 2004 is as follows:

	December 31 2006	December 31 2005	December 31 2004
	$ in thousands	$ in thousands	$ in thousands

Balance at beginning of year	11,999	14,435	16,289
Capitalization of software development costs
during the year	9,472	8,014	11,151
Amortization for the year	(8,619)	(10,450)	(13,005)
Balance at end of year	12,852	11,999	14,435

Note 8 - Goodwill

Consist of the following:

	December 31 2006	December 31 2005
	$ in thousands	$ in thousands

Goodwill - Broadband Access Division	1,039	1,039
Goodwill - Data Networking Division	37,060	37,060
Goodwill - Optical Networks Division	1,230	1,230

Goodwill	39,329	39,329

See Note 19.

Note 9 - Other Assets, Net

	December 31 2006	December 31 2005
	$ in thousands	$ in thousands

Core technology products (1)	31,728	35,423
Other intangible assets	1,068	2,392
	32,796	37,815

(1) Original amount	38,169	38,169
Amortization *	(6,441)	(2,746)
	31,728	35,423

*
Amortized over the expected useful life of the related products, generally between 7 to 10 years. Amortization expenses for the next five years will amount to $ 4 million per year. Amortization expenses for the years ended December 31, 2006 and 2005 amounted to $ 3,695 thousand and $ 2,746 thousand, respectively.

ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 10 - Liability for Employee Severance Benefits

A.	Employees of the Company and of its consolidated subsidiaries in Israel (Israeli companies)

1.
The Company’s liability for severance pay for its Israeli employees is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. After completing one full year of employment, the Company’s Israeli employees are entitled to one month’s salary for each year of employment or a portion thereof. The Company’s liability is fully provided by monthly deposits with severance pay funds, insurance policies and by an accrual. For the majority of the Company employees the payments to the pension funds and insurance companies discharge the Company’s obligation to the employees as required by the Severance Pay Law in connection with Section 14. Accumulated amounts in the pension funds and with the insurance companies are not under the control or administration of the Company, and accordingly, neither those amounts nor the corresponding accrual for severance pay are reflected in the balance sheet. The obligation of the Company, under law and labor agreements, for termination benefits to employees not covered by the aforementioned pension or insurance plans is included in the balance sheet.

2.
As to the union employees of Tadiran Telecommunication Ltd. (TTL), a company merged with ECI in 1999 who are covered by the labor agreements which were in force in TTL, the Company's liability for severance pay is in accordance with such labor agreements.

If the Company terminates the employment of these employees through 2011, they are entitled to additional benefits. After that time, the employees will no longer be eligible for such additional benefits.

3.
The expenses in respect of severance and pension pay (not including expenses in restructuring) for the years ended December 31, 2006, 2005 and 2004 are $ 15,450 thousand, $ 10,611 thousand and $ 10,516 thousand, respectively.

4.	Company's net liability for employee severance benefits is composed as follows:

	December 31 2006	December 31 2005
	$ in thousands	$ in thousands

Liability for employee severance benefits	43,664	48,340
Less: Assets held for severance benefits	20,549	25,931

	23,115	22,409

Withdrawals from the funds may be made only for the purpose of disbursement of severance pay.

ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 10 - Liability for Employee Severance Benefits (cont'd)

B.	Employees of U.S. consolidated subsidiaries (U.S. companies)

The US subsidiaries sponsor a section 401(k) defined contribution plan or 401(a) plan which permits its employees to invest up to certain amounts of their compensation (subject to limitation by Internal Revenue Service Regulations) on a pretax basis in certain self-directed investment programs. The subsidiaries may, at the discretion of the Board of Directors, make contributions to the plan. Company contributions with respect to this plan were $ 237 thousand, $ 482 thousand and $ 244 thousand for the year ended December 31, 2006, 2005 and 2004, respectively.

C.	Employees in the rest of the world

The provision for severance pay includes amounts related to employees in countries other than Israel and the U.S. and are calculated in accordance with the rules of the country in which they operate.

Note 11 - Commitments and Contingencies

A.	Claims and potential claims

1.
Following the reduction in workforce in accordance with the reorganization plan of the Company that was implemented in 2002, claims and demands for higher amounts of severance pay were submitted by certain former employees. Management of the Company believes, based on the opinion of its legal advisors that the effect, if any, of the results of such claims and demands on the financial position of the Company and the results of its operations, will be immaterial and the provisions which are included in the financial statements in respect thereof are appropriate and sufficient.

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

3.
In December 1999, an agreement was signed with SCI Systems (“SCI”) for the sale of a plant which manufactures electronic components. SCI is one of the largest manufacturers of electronic components in the world. As part of the agreement, SCI was, for several years to come to be the subcontractor for part of the manufacturing activities of the Company, on a cost plus basis.

Subsequently, a dispute arose between the Company and SCI as to the interpretation of certain aspects of the agreement, such as volume commitments; discount terms for large orders; the minimum size of orders; timing; untimely payments etc.

The dispute was referred to an arbitrator in December 2002. Subsequently, the arbitration was put on hold and the parties appointed an independent mediator in an additional attempt to settle this dispute.

In April 2006, the Company reached a settlement with Sanmina-SCI pursuant to which the Company undertook to immediately pay Sanmina-SCI the sum of $ 3.5 million. There may be additional contingent payments, depending on the volume of orders placed with Sanmina-SCI during the next six years.

ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 11 - Commitments and Contingencies (cont'd)

A.	Claims and potential claims (cont’d)

3.	(cont’d)

In addition, the Company undertook to reimburse Sanmina-SCI an amount of $ 2.3 million for pension payments made by the latter to agreed employees.

Provisions which had been included in the financial statements in respect to this matter in prior years aggregating $ 3.5 million, were found to be appropriate and sufficient and the reached settlement had no further impact on the Company’s financial statements.

4.
Several claims have been submitted against the Company and against consolidated subsidiaries, in respect of activities by the Company, in the ordinary course of business, alleging that the Company, inter alia, used patents owned by others. The Company's Management based mainly on opinions of its legal advisors, believes that the effect, if any, of the results of such claims on the financial position of the Company and the results of its operations will be immaterial and the provisions which are included in the financial statements in respect thereof are appropriate and sufficient.

5.
In 1997, an investigation was commenced by the Israeli Comptroller of Restrictive Trade Practices (“comptroller”) regarding alleged price fixing and non-competitive practices among Tadiran Telecommunications Ltd. (“TTL”), Tadiran Ltd (“Tadiran” - the parent company of TTL) and Telrad Telecommunications and Electronics Industries Ltd., a subsidiary of Koor Industries Ltd. (a significant shareholder of the Company and Tadiran Ltd.).

ECI merged with TTL in 1999.

In 2004, the Company was informed that the comptroller has ceased the investigation without taking any action against the Company.

In September 2004, following the completion of the investigation by the comptroller mentioned above, a claim was filed against Bezeq (Israel's national telecommunications provider), Koor, TTL, Tadiran and Telrad in the District Court of Tel Aviv-Jaffa. Attached to the claim was a request for certification thereof as a class action, brought in the name of all Bezeq customers against the aforesaid companies, including the Company, in an amount of $ 403 million.

In March 2005 the Company and the other respondents filed their respective answers to the request to certify the claim as a class action. The applicant filed its reply to the respondents’ answers in December 2005.

Management of the Company believes, in light of the advice of its legal counsel, that the allegations against the Company are without merit and therefore no provision has been recorded in respect thereto in the financial statements.

6.
In January 2005, the Company was named as a defendant in a purported class action complaint filed in the United States against ECtel, certain officers and directors of ECtel, and ECI. The complaint alleged violations of U.S. Federal Securities Laws by ECtel and breach of fiduciary duties by the individual defendants, in connection with disclosure of ECtel's financial results between April 2001 and April 2003. It also alleged that ECI was the controlling shareholder of ECtel during this period and, as such, influenced and controlled the purported actions by its subsidiary. Damages claimed by the plaintiff were not quantified.

In July 2006, the United States District Court for the District of Maryland granted ECI's and ECtel's motions to dismiss the securities class action lawsuit.

ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 11 - Commitments and Contingencies (cont'd)

A.	Claims and potential claims (cont’d)

6.	(cont’d)

In August 2006, the plaintiff filed a motion for reconsideration, alleging new evidence against ECtel, which was denied in March 2007. The plaintiff has the right of appeal.

ECI, based on the opinion of its legal advisors believes that the allegations made in the complaint with respect to it are without merit, and accordingly no provision in respect thereof has been included in the consolidated financial statements.

B.	Lease commitments

The Company and its consolidated subsidiaries have entered into several operating lease agreements in Israel and abroad. The agreements expire on various dates from 2007 to 2011 (some of which have renewal options) and are in local currencies or linked to the dollar or to the Israeli Consumer Price Index.

Rental expenses under operating leases is charged to expense over the periods of the respective leases by the straight-line method. Future minimum annual rent payments to which the Company and its subsidiaries are committed under the above leases, at rates in effect at December 31, 2006, are as follows:

Year ending December 31	$ in thousands

2007	13,113
2008	11,437
2009	5,186
2010	2,742
2011 and thereafter	399

As to rent expense under the Company’s leases, see Note 17M.

C.	Royalty commitments

1.
The Company is committed to pay royalties to the Government of Israel on proceeds from sale of products which the government supported by way of R&D grants. The royalties are computed mainly at the rates of 3.5% to 5% of the aggregated proceeds from sale of such products, up to the amount not exceeding 100% of such grants plus interest at Libor rate. As of December 31, 2006 the maximum possible future commitment of the Company is approximately $ 169 million (including interest in the amount of $ 35 million). See Note 17G with regard to amounts paid pursuant to these commitments.

2.
The Company is committed to pay royalties to certain parties whose products, patents or technology are incorporated in certain products of the Company. Such royalties are based on sales of systems or a family of products incorporating such products, patents or technology and are paid based either on a fixed rate or a price per unit sold.

ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 11 - Commitments and Contingencies (cont'd)

D.	Financial instruments

1.             Derivative financial instruments

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

The Company uses a combination of forwards and purchased and written options designated as cash flow hedges to protect against the foreign currency exchange rate risks inherent in its forecasted revenue denominated in currencies other than the U.S. dollar. The Company's cash flow hedges mature generally within less than a year. For derivative instruments that are designated and qualify as cash flow hedges, the effective portions of the gain or loss on the derivative instruments are initially recorded in accumulated other comprehensive income (loss) as a separate component of shareholders' equity and subsequently reclassified into operations in the period during which the hedged transactions is recognized in operations. The ineffective portion of the gain or loss is reported in financial income or expenses immediately. The effective portion of cash flow and foreign currency hedges is reported in the same financial statement line item as the changes in value of the hedged item. For foreign currency option and forward contracts designated as hedges, hedge effectiveness is measured by comparing the cumulative change in the hedge contract with the cumulative change in the hedged item, both of which are based on forward rates.

Up until February 2005 the Company had used variable-rate debt to finance its operations. The debt obligations exposed the Company to variability in interest payments due to changes in interest rates. Management believes that it is prudent to limit the variability of a portion of its interest payments. To meet this objective, management entered into interest rate swap agreements to manage fluctuations in cash flows resulting from interest rate risk. These swaps change the variable-rate cash flow exposure on the debt obligations to fixed cash flows. Under the terms of the interest rate swaps, the Company received variable interest rate payments and made fixed interest rate payments, thereby creating the equivalent of fixed-rate debt.

Changes in the fair value of interest rate swaps designated as hedging instruments that effectively offset the variability of cash flows associated with variable-rate, long-term debt obligations are reported in accumulated other comprehensive income (loss). These amounts are subsequently recognized in interest expenses as a yield adjustment of the hedged interest payments, in the period in which the related interest affects earnings.

ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 11 - Commitments and Contingencies (cont'd)

D.	Financial instruments (cont'd)

1.             Derivative financial instruments (cont'd)

Other derivatives not designated as hedging instruments under SFAS 133 and interest rate swap consist primarily of purchase and written options used to hedge foreign currency cash flows. For derivative instruments not designated as hedging instruments under SFAS 133, changes in the fair values are recognized in operations in the period of change.

Fair value hedging transactions

As of December 31, 2006, the Company did not have outstanding currency forward contracts, as a hedge against sales contracts receivable and firm commitments.

Anticipated cash flow hedging transactions

As of December 31, 2006, the Company had entered into forward exchange contracts and also purchased and written options as hedges for currency exchange rates for various periods of time. These transactions constitute a future cash flow hedge for sales agreements and for the anticipated backlog of orders.

As of December 31, 2006, the Company had entered into 47 hedge transactions in respect of anticipated sales amounting to $ 108.5 million in Euro currency, $ 10.2 million in Pounds Sterling currency, $ 7 million in Chinese Yuan currency and $ 1.1 million in NIS currency.

The hedge transactions are shown in the balance sheet at fair value. The fair value of future transactions is based on future exchange rates, as quoted at the balance sheet date.

As of December 31, 2006, the fair value of the cash flow hedging transaction is a net liability of $ 1.7 million.

ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 11 - Commitments and Contingencies (cont'd)

D.	Financial instruments (cont'd)

1.             Derivative financial instruments (cont'd)

Payroll and purchase contracts

As of December 31, 2006, the Company had entered into 28 future cash flow hedge transactions in respect of payroll and purchase contracts amounting to $ 26.8 million in NIS currency.

As of December 31, 2006, the fair value of the cash flow hedging transactions is an asset of $ 1.2 million.

Realized/unrealized gain (losses) from hedge transactions

The Company had net realized foreign currency exchange gain (losses) from all hedge transactions of $ (3.8) million, $ 2.5 million and $ (11.0) million in 2006, 2005 and 2004, respectively.

Comprehensive income for the year ended December 31, 2006 includes an unrealized loss of $ 5.7 million relating to the above hedge transactions. As of December 31, 2006 the net unrealized loss on financial instruments is $ 2.3 million. This amount is expected to appear in the consolidated statement of operations for the year ended December 31, 2007.

Interest rate cash flow risk

Interest expense for the years ended December 31, 2006, 2005 and 2004 includes net losses in the amount of $ 12 thousand, $ 38 thousand and $ 294 thousand, respectively, arising from the difference between the fixed interest rate in the interest rate swap agreements and the variable interest rate on the hedged debt obligation.

Non-hedging transactions

Financial income and expenses include income of $ 0.1 million, income of $ 0.5 million and a loss of $ 0.2 million for the years ended December 31, 2006, 2005 and 2004, respectively. These amounts reflect the changes in the time value factor of the derivatives, which are not considered as hedging transactions.

ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 11 - Commitments and Contingencies (cont'd)

D.	Financial instruments (cont'd)

2.             Concentration of credit risks

Financial instruments which expose the Company to risks of credit concentration include cash, deposits, currency hedging transactions, trade and other receivables.

The cash and deposits as well as the hedging transactions are deposited and/or executed through a number of established financial institutions. These financial institutions are located in Israel, the USA and Europe. The policy of the Company is to avoid the risk of making deposits with one financial institution. The Company frequently evaluates the amounts and volume of the transactions executed with each one of the said financial institutions. The exposure in respect of credit to customers is limited due to the large number of customers and their geographical spread.

As to the long-term deposits and customer debts see Note 4. Management of the Company believes that the credit risk is limited since the customers are large suppliers of communications services operating in countries in which this sector is anticipated to grow.

3.             Fair value of the financial instruments

Management estimates that the fair value of the financial instruments is not materially different from the amounts included in the financial statements. In its determination of fair value, management used certain estimates, as described below, which do not necessarily indicate amounts which are recoverable in current market trading

•
Cash and cash equivalents, short-term investments, trade receivables, other receivables, trade payables, other payables and accrued liabilities - the book value is the same as the fair value due to the short realization period of these instruments.

•
Long-term receivables and liabilities - the book value is not materially different from the fair value since the Company’s interest rates on its long-term receivables or liabilities are not materially different from those indicated in respect of the related assets and liabilities as of the balance sheet date.

ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 11 - Commitments and Contingencies (cont'd)

E.	Capital expenditure commitments

The Company in Israel incurs capital expenditures pursuant to “Approved Enterprise” programs. At December 31, 2006, the Company is not committed to invest pursuant to existing programs.

F.	Purchase commitments

At December 31, 2006, the Company has commitments, in amount of $ 36.7 million, covering, primarily, the purchase of materials. (December 31, 2005 - $ 63.21 million).

G.	Guarantees

The Company maintains certain third-party guarantees mainly with banks and with insurance companies to support its performance obligations under customer contracts and other contracts that can be demanded in case of material breach of contracts. As of December 31, 2006, these guarantees with banks and insurance companies approximated $ 28,728 thousand and $ 3,439 thousand, respectively.

H.	Commitments

1.
In November 2001, the Company sold its information technology unit (“IT”) to EDS and signed a five-year outsourcing contract with EDS. Under the agreement, EDS assumed all the IT operations and was required to supply maintenance, support and development services during the term of the agreement, for a sum of between $ 15 and $ 18 million, per year. In 2003 a new five-year agreement was signed with effect through 2007. In December 2006, a new agreement replacing the previous agreement was signed with effect from January 2007 until December 2011. According to the last agreement, the Company undertook to pay EDS approximately $ 8 million a year in 2007 - 2011 (in 2006, 2005 and in 2004 the Company paid to EDS $ 11.0 million, $ 8.6 million and $ 8.8 million, respectively).

In addition, for the years ended December 31, 2006, 2005 and 2004, the Company paid EDS $ 3.5 million, $ 1.7 million and $ 3 million, respectively, for additional services.

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

ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 11 - Commitments and Contingencies (cont'd)

H.	Commitments (cont'd)

3.
If the Company dismisses any of the remaining unionized employees who joined from TTL by 2011, it is committed to pay them increased severance benefits or early retirement pensions, depending on age and seniority. After that time, these employees will no longer be eligible for such additional benefits (see Note 10A(3)). As of December 31, 2006, the maximum amount payable as a result of this commitment is $ 16.1 million. Management does not expect to dismiss all of these employees prior to 2011 and therefore no provision in respect thereof has been included in the financial statements. For employees that were dismissed a sufficient provision was recorded.

4.	Commitments to indemnify directors and officers

In 2001, the Board of Directors of ECI resolved to grant ECI's directors and officers at the level of vice president and above, who may serve from time to time, indemnification to the fullest extent permitted by law and approved the form of indemnification letter provided to each such director and officer. The Company has undertaken to indemnify its directors and officers for financial obligations and reasonable litigation costs imposed on them in connection with their duties. The undertaking was limited to categories of events set forth in the indemnification letter and to an amount of $ 15 million per director and officer, per case.

In 2002, the audit committee and the Board of Directors of ECI resolved to raise the amount of the aforesaid undertaking to a limit of $ 30 million per director per case, but not more than a commitment of $ 225 million in the aggregate for all persons to be indemnified. The aforesaid changes were approved by ECI's shareholders.

Note 12 - Shareholders’ Equity

A.	Authorized, issued and outstanding shares

	Authorized
	December 31 2006	December 31 2005
	Number of shares
NIS 0.12 par value per ordinary share	200,000,000	200,000,000

1.	The Company’s shares (NIS 0.12 par value each) are traded in the United States on the over the counter market and are listed on the Nasdaq Stock Market.

2.	For details of the issued share capital see consolidated Statements of Changes in Shareholders’ Equity.

B.	Dividends

According to the Israeli corporate laws, dividends may be paid by the Company only out of accumulated earnings, or out of net income earned in two consecutive years.

ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 12 - Shareholders’ Equity (cont’d)

C.	Share incentive (stock options and restricted shares plans)

1.
The Company’s current stock option plans are the ECI Telecom Ltd. Key Employee Share Incentive Plan 1991 (the “1991 Plan”) and the ECI Telecom Ltd. Employee Share Incentive Plan 2002 (the “2002 Plan”, together the “ECI Plans”), which were adopted by the shareholders at the Annual General Meetings held respectively on August 29, 1991 and November 19, 2002. The ECI Plans will expire on December 31, 2012.

The ECI Plans provide that options may be granted to any employee, director, consultant or contractor of the Company pursuant to (a) one or more sub-plans designed to benefit from the provisions of Section 102 of the Israeli Income Tax Ordinance (New Version) 1961 and (b) any other share incentive plan approved by the Board of Directors of the Company.

In January 2006, the Board of Directors approved an amendment to the 2002 Plan, which provided that, unless otherwise specified at the time of the award, options granted under subsequent option awards are exercisable on a “net exercise” basis: instead of issuing to the grantee the number of shares specified in the option award, the grantee will receive the number of shares having a market value equal to the difference between the exercise price and closing market price of the Company’s shares immediately prior to the date of exercise, multiplied by the number of options being exercised. The only amount payable by the grantee for the issue to him or her of the shares is the aggregate par value of such shares, which amount may be waived.

Under the terms of the ECI Plans, as of December 31, 2006, the Company is authorized to grant options for a total of 32,760,700 shares, subject to anti-dilution adjustment. The option awards are personal and non-assignable and terminate automatically upon termination of employment (except for approved retirement or termination caused by death or disability or as otherwise approved by the Board of Directors or its Remuneration Committee).

Stock option awards during the reporting period

The principal stock option awards made by the Company to its employees and directors, during the year ended December 31, 2006 were as stated below. Unless otherwise stated, these stock options vest as follows: 12.5% after six months and, thereafter, a further 6.25% on the last day of each quarter over a period of 14 quarters. All the stated stock option awards are exercisable on a “net exercise” basis.

Grant Date	Number of options	Exercise price in $

February 1, 2006	200,000	8.37
February 15, 2006	66,000	8.71
February 21, 2006	70,000	8.62
May 22, 2006	65,000	9.87
July 25, 2006	105,000	7.05
July 26, 2006	150,000	7.03
August 7, 2006	100,000	6.49
September 20, 2006 *	100,000	7.86
October 25, 2006	250,000	8.20
Total**	1,106,000

*	Grant in respect of the services of a director, which fully vest on September 20, 2007.

**	Not including awards in order to preserve the intrinsic value of stock options following the distribution of the shares of ECtel.

ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 12 - Shareholders’ Equity (cont’d)

C.	Share incentive (stock options and restricted shares plans) (cont’d)

Stock option awards during the reporting period (cont’d)

None of the above stock options were granted at exercise prices below the market price on the date of the grant.

Following approval by the board of directors, the Company’s shareholders approved adjustments to the terms of outstanding stock option awards, in order to preserve the intrinsic value of such stock options in light of the distribution to shareholders of the remaining 2.9 million shares held by the Company in ECtel (See Note 1A(4)). On June 26, 2006, immediately prior to the ex-dividend date for the distribution of the ECtel shares, the closing market price of the Company's shares on Nasdaq was $ 8.09 per share. As a result of the proposed distribution, the closing market price was adjusted to $ 7.99 per share, a reduction of $ 0.10 per share or approximately 1.25%. The provisions of the adjustments are set forth below and applied to stock options granted prior to June 29, 2006.

•	The exercise price of all outstanding stock options, other than those granted at zero exercise price, was reduced by $ 0.10 per share

•
In aggregate, an additional 7,708 stock options, at a zero exercise price, were granted to those persons who, on June 29, 2006, held ECI stock options with a zero exercise price. The number of additional stock options equated to approximately 1.25% of the zero-priced stock options held by each such grantee at June 29, 2006 (rounded down to the nearest whole share). The additional stock options are exercisable in the same proportions and will expire on the same dates as the original stock options.

No compensation expenses were recognized for the above modifications made to the exercise price and the number of shares, since the additional options granted and the adjustments in exercise price were deemed to have no incremental fair value.

Unearned compensation on the grant of the stock options in the year ended December 31, 2006, as measured at the original grant date, totaling $ 3.1 million was calculated based on the fair value of the stock options on the date of grants and is being recognized over the vesting period.

Compensation expenses of $ 0.5 million were recognized in 2006 for the stock options granted during the year ended December 31, 2006.

ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 12 - Shareholders’ Equity (cont’d)

C.	Share incentive (stock options and restricted shares plans) (cont’d)

2.
At the Annual General Meeting held on July 28, 2005, the Company's shareholders adopted the ECI Telecom Ltd. Employee Restricted Share Incentive Plan (the “ECI Restricted Share Plan”). The ECI Restricted Share Plan will expire on June 4, 2015. Restricted shares issued under the ECI Restricted Share Plan are issued from the same pool of shares available for the issue of stock options under the ECI Plans.

The ECI Restricted Share Plan provides that restricted shares may be granted to any employee, director, consultant or contractor of the Company (the “Participant”). The restricted shares are held in trust on behalf of a Participant until the Participant's interest in such restricted shares vests and they become freely transferable.

Should a Participant cease to remain in the employ or service of the Company, for any reason, while holding unvested restricted shares (except for termination caused by death or as otherwise approved by the Board of Directors or its Remuneration Committee), then those restricted shares shall either (i) be surrendered to the Company for cancellation, or (ii) be sold by the Participant to the Company (for consideration equal to the issue price of such shares), or (iii) shall be treated in any other manner that will assure that the Participants rights in such shares shall cease to exist; and the Participant shall have no further shareholder rights with respect to those restricted shares.

Unless determined otherwise by the Remuneration Committee, the restricted shares shall be fully vested after four years from the date of issuance according to the following schedule: 12.5% shall vest following the lapse of six months from the date of issuance and a further 6.25% shall vest on the last day of each quarter, during 14 consecutive quarters thereafter.

The fair value of the restricted shares as of the date of the issue is recognized over the vesting period.

Restricted shares issued during the reporting period

The restricted shares issued by the Company to its employees and directors, during the year ended December 31, 2006 were as stated below: Unless otherwise stated, these restricted shares vest according to the following schedule: 12.5% will vest following the lapse of six months from the date of issuance and a further 6.25% will vest on the last day of each quarter, during 14 consecutive quarters thereafter. The shares were issued for no cash consideration.

On February 1, 2006, the Company issued 2,987 restricted shares to a director. The shares vest and become transferable as follows: one third on February 1, 2007, a further one third on February 1, 2008 and the remaining one third on February 1, 2009.

On February 16, 2006, the Company issued 14,150 restricted shares to its employees.

On May 22, 2006, the Company issued 188,660 restricted shares to its employees. 1,500 of the restricted shares vest and become transferable in accordance with the above vesting schedule. The other 187,160 restricted shares vest and become transferable as follows: 50% on June 30, 2006, a further 25% on September 30, 2006 and the remaining 25% on December 31, 2006.

On May 30, 2006, the Company issued 70,810 restricted shares to its employees. The shares vest and become transferable as follows: 50% on June 30, 2006, a further 25% on September 30, 2006 and the remaining 25% on December 31, 2006.

ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 12 - Shareholders’ Equity (cont’d)

C.	Share incentive (stock options and restricted shares plans) (cont’d)

2.	(cont'd)

Restricted shares issued during the reporting period (cont’d)

On July 1, 2006, the Company issued 3,113 restricted shares to a director. The shares vest and become transferable as follows: one third on July 1, 2007, a further one third on July 1, 2008 and the remaining one third on July 1, 2009.

On July 25, 2006, the Company issued 5,000 restricted shares to an employee.

On September 20, 2006, the Company issued an aggregate of 20,238 restricted shares to six directors. The shares vest and become transferable in either two or three equal installments, over an approximate two or three year period.

On September 20, 2006, the Company issued an aggregate of 38,855 restricted shares to a director and a designee of a director. Half of the shares vested and became transferable immediately, a further one quarter on September 30, 2006 and the remaining one quarter vested and became transferable on December 31, 2006.

On October 24, 2006, the Company issued 672,700 restricted shares to its employees.

On October 25, 2006, the Company issued 339,900 restricted shares to its employees.

In October 2006, the Company issued 215,532 restricted shares to certain employees of the Data Networking Division, in exchange for options to purchase 478,960 shares that the Company had previously undertaken to grant to such employees at an exercise price of $9.22 per share. The exchange was made pursuant to an offer to exchange tendered to such employees, such exchange being at the rate of 0.45 restricted shares for each of the shares subject to the option. The restricted shares vest and become transferable as follows: 50% on June 3, 2007 and a further 6.25% at the end of each subsequent quarter, during eight consecutive quarters beginning June 30, 2007.

The exchange of the options rights with restricted shares resulted in the recognition of additional compensation cost of $ 0.65 millions. The additional compensation cost was measured as the difference between the fair market value of the restricted shares and the fair market value of the options rights immediately prior to the exchange. The additional compensation cost is being recognized as an expense on a straight-line basis in accordance with the restricted shares vesting provisions.

On December 1, 2006, the Company issued 2,822 restricted shares to a director. The shares vest and become transferable as follows: one third on December 1, 2007, a further one third on December 1, 2008 and the remaining third on December 1, 2009.

ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 12 - Shareholders’ Equity (cont’d)

C.	Share incentive (stock options and restricted shares plans) (cont’d)

2.	(cont'd)

Authorized, issued and outstanding shares

Unearned compensation on the grant of the restricted shares in the year ended December 31, 2006, as measured at the original grant date, totaling $ 11.6 million was calculated based on the market value of the shares on the date of grants and is being recognized over the vesting period.

Compensation expenses of $ 5.4 million were recognized in 2006 for the restricted shares granted during the year ended December 31, 2006.

3.	Stock options and restricted shares under the ECI Plans and the ECI Restricted Share Plan are as follows:

	2006	2005	2004
	Number of shares	Number of shares	Number of shares
Total number authorized at beginning of year	32,760,700	29,760,700	29,760,700
Increase in number authorized during the year	-	3,000,000	-

Options unexercised and unvested restricted shares
at beginning of year	(21,732,191)	(19,439,184)	(19,067,545)
Options exercised and restricted shares vested prior
to beginning of year	(5,296,665)	(3,483,565)	(2,129,800)
Options granted during the year	(1,114,157)	(4,062,995)	(4,154,481)
Options cancelled during the year	2,751,612	698,107	2,429,077
Restricted shares granted during the year	(1,574,767)	(742,776)	-
Restricted shares forfeited during the year	41,295	9,557	-
Available for future grant at end of year	5,835,827	5,731,844	6,837,951

Options exercised during the year *	5,963,555	1,697,867	1,353,765
* Weighted average exercise price of options
exercised during the year (in $)	2.12	2.53	1.83

Restricted shares vested during the year	513,984	115,233	-

Options unexercised and unvested restricted
shares at the end of year **	15,150,669	21,732,191	19,439,184

** As of December 31, 2006 - 9.6 million options
are exercisable

Options unexercised and unvested restricted shares
may be vested as follows (1):
First year or thereafter	11,983,992	17,176,269	16,840,697
Second year or thereafter	1,994,713	2,303,899	1,328,180
Third year or thereafter	1,171,964	2,252,023	1,270,307
	15,150,669	21,732,191	19,439,184

ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 12 - Shareholders’ Equity (cont’d)

C.	Share incentive (stock options and restricted shares plans) (cont’d)

3.	Stock options and restricted shares under the ECI Plans and the ECI Restricted Share Plan are as follows: (cont’d)

(1)	To be paid in NIS based on the rate of exchange of the dollar on the date of payment as follows:

	2006	2005	2004
Dollars per Share (*)(**)	Number of shares	Number of shares	Number of shares
Restricted shares	1,637,474	617,986	-
Zero	438,083	2,098,362	2,518,982
$ 1.16 - $ 2.94	1,169,486	1,966,098	2,213,569
$ 3.01	975,814	3,921,429	4,673,266
$ 3.02 - $ 6.97	2,538,046	3,346,718	3,914,886
$ 7.03 - $ 8.61	1,596,953	901,574	187,574
$ 8.75	1,261,071	1,460,400	-
$ 8.91 - $ 9.12	873,251	1,761,451	-
$ 9.77 - $ 20.66	583,175	719,957	748,991
$ 23.66 - $ 26.04	25,500	175,500	176,500
$ 26.32	2,591,756	2,902,256	3,075,356
$ 27.17 - $ 29.19	1,135,510	1,231,010	1,295,610
$ 29.66 - $ 39.66	324,550	629,450	634,450

	15,150,669	21,732,191	19,439,184

(*)	The dollars per share exercise range figures were adjusted as a result of distribution of ECtel's shares (see C1 and Note A1(4)).

(**)	As of December 31, 2006, the weighted average exercise price of options was $ 12.42 and the weighted average remaining contractual life of outstanding options was 6 years.

ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 12 - Shareholders’ Equity (cont’d)

C.	Share incentive (stock options and restricted shares plans) (cont’d)

4.	Fair value method

As required by SFAS 123, and SFAS 123R the Company has determined the weighted average fair value per option of stock-based arrangements grants during the years ended December 31, 2006, 2005, and 2004 to be $ 2.77, $ 3.87 and $ 3.40, respectively. The fair values of stock based compensation awards granted were estimated using the “Black - Scholes” option pricing model with the following assumptions.

	Expected option	Expected	Risk free
Year of grant	term	volatility	interest rate
2006	3	57%	4.80%
2005	3	63%	3.80%
2004	5	72%	2.00%

ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006
Note 13 - Balances in Currencies Other Than the Dollar

	December 31, 2006				December 31, 2005
			Pounds				Pounds
	NIS	Euro	Sterling	Others	NIS	Euro	Sterling	Others
	$ in thousands
Assets
Trade receivables	12,041	45,754	3,585	7,180	12,240	45,907	4,031	17,325
Other current assets	14,437	12,968	495	4,718	1,851	7,534	3,554	7,970

Long-term deposits and marketable
Securities	12,211	-	-	-	15,479	-	-	-
Asses held for severance benefits	20,549	-	-	-	25,931	-	-	-

	59,238	58,722	4,080	11,898	55,501	53,441	7,585	25,295

Liabilities
Trade payables	20,049	6,788	567	2,139	21,182	8,608	575	2,609
Other current liabilities	10,971	3,615	3,733	5,305	11,459	7,680	3,257	5,370
Liabilities for employee severance
Benefits	42,336	138	-	529	44,782	88	-	509

	73,356	10,541	4,300	7,973	77,423	16,376	3,832	8,488

ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006
Note 14 - Charges (Assets Pledged)

In the fourth quarter of 2005 the Company signed new agreements with two banks providing off-balance sheet credit facilities to the Company. As a condition to these facilities by the banks, the Company undertook: (1) a “negative pledge” obligation on some of the Company’s assets (not including cash and cash equivalent, short-term investment, long-term deposit and marketable securities) and (2) to maintain certain financial ratios with regard to the tangible equity of the Company as defined in the agreements. As of December 31, 2006 the Company was in compliance with these covenants.

Note 15 - Taxes on Income

A.	Tax programs under various Israeli tax laws:

1.	Israel tax reform

During 2003, tax reform legislation was enacted, which significantly changed the taxation basis of corporate and individual taxpayers from a territorial basis to a worldwide basis. From such date an Israel resident taxpayers are taxed on income produced and derived both in and out of Israel.

The main provisions of the tax that are relevant to the Company are as follows:

a)	Transfer pricing of international transactions with related parties.

The Income Tax Ordinance was amended to include provisions concerning transfer pricing between related parties, where one of the parties is situated abroad. The Company considers that the transfer pricing policy adopted with foreign affiliates and subsidiaries is economically fair and that it complies with such regulations.

b)	Employee stock incentive plans

The tax reform codified past practice and specified three alternative tracks for taxing employee stock option plans. Where a trustee arrangement is in place, the employer can either claim an expense for tax purposes while the employee will be fully taxed up to the maximum marginal tax rate of 49% or the Company can waive the tax expense deduction and the employee will pay a reduced tax rate of 25% after ending of a “trustee period” (pursuant to a more recent amendment to Income Tax Ordinance effective from January 1, 2006, twenty-months from the date of the grant, and prior to 2006 grants, twenty four to thirty six months from the date of the grant). Where there is no trustee arrangement, the employee is fully taxable and no expense deduction is allowed to the Company. There are detailed provisions for implementing these arrangements. The Company chose to waive the tax expense deduction and the employees will pay a reduced tax rate of 25%.

ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 15 - Taxes on Income (cont'd)

A.	Tax programs under various Israeli tax laws: (cont'd)

c)	Controlled foreign company (CFC)

The amendment to the law introduced Controlled Foreign Company (CFC) provisions, which, in certain circumstances, will lead to the Israeli company being charged on passive income of foreign affiliates as if it had received a dividend from such companies.

d)	The seven year limit for carrying forward of capital losses has been removed with respect to capital losses arising from 1996 and thereafter.

2.
In June 2004 and July 2005, the Knesset (the Israeli Parliament) approved Amendments (and ancillary Temporary Orders) to the Income Tax Ordinance (respectively “Amendment No. 140” and “Amendment No. 147”, and together the “Amendments”).

The Amendments provide, inter alia, for a gradual reduction in the statutory corporate tax rate as follows:

Corporate Tax
Tax Years	Rate
2001 through 2003	36%
2004	35%
2005	34%
2006	31%
2007	29%
2008	27%
2009	26%
2010 and thereafter	25%

Pursuant to the Amendments, capital gain tax is reduced to 25% from Corporate tax rate (except with respect to capital gains from marketable securities which continue to be taxed at the corporate tax rate until 2010), with transitional provisions for assets acquired prior to January 1, 2003.

In addition, there was a change in the method of calculating the tax on capital gains arising from the sale of depreciating assets with effect from January 1, 2003, as defined in Amendment No. 147.

The amendments also provide for changes in the methodology for the set-off of losses from taxable income from different sources.

Amendment No. 147 establishes a new entity within the Israel Tax Authority to make tax pre-ruling following an approach by a corporation or other taxpayer. Notice of such pre-ruling shall be available to the public.

In addition, Amendment No. 147 imposing sanctions with regard to aggressive tax planning, pursuant to guidelines still to be published as to what constitutes aggressive tax planning.

The current taxes for 2006 (other than an “Approved Enterprise” related income) and the deferred tax balances at December 31, 2006 are calculated based on the new tax rates, as prescribed in the Amendments.

ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 15 - Taxes on Income (cont'd)

A.	Tax programs under various Israeli tax laws: (cont'd)

3.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the “Investments Law”);

Pursuant to the Investments Law, the Company is entitled to tax benefits relating to investments in “Approved Enterprises” in accordance with letters of approval received.

A major part of the production facilities of the Company and its Israeli subsidiaries has been granted the status of an “Approved Enterprise” under the Investments Law. According to the Investments Law, a Company is entitled to an investment grant (up to 24% of investment cost) and also to a tax benefit, which grants the Company a reduced tax rate of 25% for a specific period (Alternative A). The Company’s “Approved Enterprise” is subject to zero tax rates under the “Alternative Benefit Method” (Alternative B) and reduced tax rates (25% - subject to examination of the level of foreign ownership), for specified periods. All of the approved enterprises, which currently entitle the Company to benefits, are under Alternative B.

Benefits are attributed to an “Approved Enterprise” based on the growth in turnover upon implementation of each plan.

The period of benefits in respect of most of the Company’s production facilities will terminate in the years 2007-2013.

In the event of distribution of cash dividends from income taxed at zero rate, a reduced tax rate in respect of the amount distributed would have to be paid. As of December 31, 2006, the Company has an accumulated loss and therefore it cannot distribute a cash dividend - see Note 12B. Effectively such dividend distribution would be reduced by the amount of the tax.

In March 2005, the Knesset approved a reform of the Investments Law. The primary changes are as follows:

•
Companies that meet the criteria of the Alternative Path of Tax benefit (“Alternative B” as described above) receive those benefits without prior approval. In addition, there is no requirement to file reports with the Investment Center. Audit takes place via the Income Tax Authorities as part of the tax audits. Request for pre-ruling is possible.

•
For any expansion of investment, a company is required to invest within three years, additional production machinery and equipment as a certain percentage of its existing production machinery and equipment.

ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 15 - Taxes on Income (cont'd)

A.	Tax programs under various Israeli tax laws: (cont'd)

4.	Measurement of results for tax purposes under the Income Tax Law (Inflationary Adjustments), 1985.

Under this law, operating results for tax purposes are measured in real terms, in accordance with the changes in the Israeli CPI, or in the exchange rate of the dollar - for a “Foreign Investors’ Company”, as defined by the Investments Law. The Company and its subsidiaries elected to measure their operating results on the basis of the changes in the Israeli CPI. As a result the Company and its Israeli subsidiaries are entitled to deduct from their taxable income an “equity preservation deduction” (which partially compensates for the decrease in the value of shareholders’ equity resulting from the annual rise in the Israel CPI).

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

ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 15 - Taxes on Income (cont'd)

C.	Taxes on income from continuing operations

Taxes on income included in the consolidated statements of operations are comprised as follows:

	Year ended December 31
	2006	2005	2004
	$ in thousands	$ in thousands	$ in thousands
Current taxes relating to -
The Company and its Israeli subsidiaries	1,574	1,672	1,436
Foreign subsidiaries	2,711	2,626	*693
	4,285	4,298	2,129

Deferred taxes relating to -
The Company and its Israeli subsidiaries	400	(774)	-
Foreign subsidiaries	(761)	(70)	(205)
	(361)	(844)	(205)

Taxes on income	3,924	3,454	1,924

* Including tax benefits of $ 758 thousand with respect to previous years.

D.	Income from continuing operations before taxes on income

	Year ended December 31
	2006	2005	2004
	$ in thousands	$ in thousands	$ in thousands
The Company and its Israeli subsidiaries	48,495	36,600	22,677
Foreign subsidiaries	(15,160)	11,130	(3,005)

	33,335	47,730	19,672

ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 15 - Taxes on Income (cont’d)

E.	Reconciliation of the statutory tax expense (benefit) to actual tax expense

A reconciliation of the statutory tax expense, assuming all income is taxed at the statutory rate (see A2 above) applicable to the income of companies in Israel, and the actual tax expense is as follows:

	Year ended December 31
	2006	2005	2005
	$ in thousands	$ in thousands	$ in thousands
Income from continuing operations	33,335	47,730	19,672
Tax rate	31%	34%	35%
Statutory income tax on the above amount	10,334	16,228	6,885

Foreign tax rate differential	573	(91)	(7)

Current income/ (losses) for which no deferred
tax (expense) benefit has been recorded, net	(6,281)	(8,731)	(3,851)

Tax benefits with respect to previous years	-	(217)	(758)

Effect of lower tax rates arising from
“Approved Enterprise Status”	(5,710)	(6,093)	(1,805)

Increase in taxes resulting from
permanent differences and non deductible
expenses	4,809	2,397	2,693

Other*	199	(39)	(1,233)

Taxes on income	3,924	3,454	1,924

(*)
Including a difference between the financial carrying amounts of non monetary assets and liabilities and their tax basis attributable to the rate of change in Israeli Consumer Price Index (which serves as a basis for measurement for tax purposes) and the rate of change in the NIS/US dollar exchange rate, this in accordance with paragraph 9(f) of SFAS 109 (see A4 above).

ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 15 - Taxes on Income (cont’d)

F.	Components of deferred income tax

1.	As of December 31, 2006 and December 31, 2005, deferred income tax assets and liabilities consists of future tax assets (liabilities) attributable to the following:

	December 31	December 31
	2006	2005
	$ in thousands	$ in thousands
Deferred tax assets:
Capital loss carryforward	41,007	36,940
Operating loss carryforward (a)	162,816	150,491
Vacation pay accruals, severance pay fund, net, and
other accruals	9,099	7,192
Other	9,448	8,785

Gross total deferred tax assets	222,370	203,408
Valuation allowance for deferred tax assets (a)	(203,378)	(186,527)
Net deferred tax assets (a)	18,992	16,881
Deferred tax liabilities:
Software development costs and other intangibles	(3,217)	(3,849)
Property, plant and equipment	(5,475)	(3,093)
Net deferred tax liabilities	(8,692)	(6,942)

Deferred income taxes, net (b)	10,300	9,939

(a)
In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and during which the carryforwards are available. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2006. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. Based on this assessment, as of December 31, 2006, the Company determined that it is more likely than not that $ 10.3 million of such net deferred tax assets will be realized, therefore resulting in a valuation allowance of $ 203.4 million.

A valuation allowance in the amount of $ 28.2 million was recognized for the deferred tax asset for Laurel Networks' tax carryforwards at the acquisition date. The tax benefits for this item that would be first recognized (that is, by elimination of that valuation allowance) in financial statements after the acquisition date would be applied to reduce the goodwill related to the acquisition. (See also Note 19B).

ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 15 - Taxes on Income (cont’d)

F.	Components of deferred income tax (cont'd)

1.	(a) (cont'd)

The valuation allowance for deferred tax assets as of January 1, 2006, 2005, and 2004 was $ 187 million, $ 181 million and $ 101 million, respectively. The net change in the total valuation allowance for the year ended December 31, 2006 2005, and 2004 was an increase of $ 16 million, $ 6 million and $ 80 million, respectively.

If changes occur in the assumptions underlying the Company's tax planning strategies or in the scheduling of the reversal of the Company's deferred tax liabilities or projections of future taxable income, the valuation allowance may need to be adjusted in the future.

The Company has not recognized a deferred tax liability of approximately $ 2.4 million for the undistributed earnings of its foreign operations that arose in 2006 and prior years because the Company currently does not expect those unremitted earnings to reverse and become taxable to the Company in the foreseeable future. A deferred tax liability will be recognized in the event the Company is no longer able to demonstrate that it plans to permanently reinvest undistributed earnings. As of December 31, 2006, the undistributed earnings of these subsidiaries were approximately $ 25.1 million.

(b)	Short-term deferred tax assets in the amount of $ 103 thousand (2005 - $ 98 thousand) are included under other receivables.

2.
As of December 31, 2006, the Company and its subsidiaries had, for tax purposes, operating loss carryforwards, capital loss carryforwards and general business operating loss carryforward of $ 702.2 million, $ 164.0 million and $ 4.2 million, respectively.

The Company and its subsidiaries had no minimum tax credit carryover. Approximately $ 189 million of the U.S federal net operating loss carryforwards will begin to expire over the period of 2012 through 2024. The remainder of the operating loss carryforwards have no expiration period. Substantially, all of the capital losses have an unlimited carryforward period.

G.	Tax assessment

Final tax assessments have been received by some of the Israeli companies through the 2001 tax year.

ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 16 - Related Party Transactions

Related parties are comprised of principal shareholders (10% and over of the Company’s share capital) and their subsidiaries and affiliates as well as affiliates of the Company. All related party transactions were at market rates.

Transactions with related parties are mainly as follows:

a.	Sales of certain of the Company’s products and expenses related to such sales;

b.	Insurance, management fees and other services;

A.	Balances due from or to related parties:

December 31	December 31
2006	2005
$ in thousands	$ in thousands
Assets:
Trade receivables, net	9,186	13,544
Other receivables	1,767	1,025
Long-term receivables, net	-	88

Liabilities:
Trade payables	1,434	1,954
Other payables	359	486

B.	Income from, and expenses to, related parties:

	Year ended December 31
	2006	2005	2004
	$ in thousands	$ in thousands	$ in thousands

Sales to related parties	28,172	23,411	25,610

Costs incurred from related parties included in:

Cost of revenues	577	1,564	3,287

Selling and marketing expenses	1,421	942	1,028

General and administrative expenses	4,099	4,031	4,791

Financial expenses	-	92	68

Financial income	-	65	47

Other expenses	103	75	-

ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 17 - Supplementary Financial Statement Information

Balance sheet:

A.	Cash and cash equivalents

Including deposits of $ 78,109 thousand at December 31, 2006 (December 31, 2005 - $ 1,540 thousand).

B.	Trade receivables

Net of provision for doubtful accounts of $ 17,650 thousand at December 31, 2006 (December 31, 2005 - $ 18,471 thousand).

The activity in the allowance for doubtful accounts for the years ended December 31, 2006, 2005 and 2004 is as follows:

	December 31	December 31	December 31
	2006	2005	2004
	$ in thousands	$ in thousands	$ in thousands
Allowance for doubtful accounts at beginning of year	19,095	25,387	29,775
Additions charged to bad and doubtful debt expense	2,565	3,044	3,798
Write-down charged against the allowance	(1,549)	(7,466)	(5,588)
Recoveries of amounts previously charged off	(2,461)	(1,870)	(2,598)

Allowance for doubtful accounts at end of year	17,650	*19,095	25,387

As to factoring of certain trade receivables, see Note 17O.

* Includes allowance for doubtful accounts for long-term receivable in amount of $ 624 thousand.

ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 17 - Supplementary Financial Statement Information (cont'd)

C.	Other receivables

	December 31	December 31
	2006	2005
	$ in thousands	$ in thousands
Employees	956	1,053
Chief Scientist	1,569	1,524
Tax Authorities	4,686	2,482
Deferred income tax	103	98
Accrued income and interest	5,146	3,490
Advances to suppliers	2,185	1,579
Related parties	1,767	1,025
Fair value of derivatives	1,860	4,798
Others	8,838	8,702
	27,110	24,751

D.	Other payables and accrued liabilities

Consist of the following:

	December 31	December 31
	2006	2005
	$ in thousands	$ in thousands
Employees and social benefits	36,345	22,529
Chief Scientist	6,609	7,380
Tax authorities	18,580	16,706
Commissions payable	14,185	15,044
Advances from customers	10,908	11,207
Warranty accrual (A)	4,322	5,435
Accrued expenses	25,736	39,881
Fair value of derivatives	2,346	1,222
Other payables	1,391	1,134
	120,422	120,538

ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 17 - Supplementary Financial Statement Information (cont'd)

E.	Other payables and accrued liabilities (cont’d)

(A) A reconciliation of the beginning and ending Warranty accrual balances is as follows:

	December 31	December 31	December 31
	2006	2005	2004
	$ in thousands	$ in thousands	$ in thousands
(*) Balance at the beginning of the year	5,435	6,007	6,328
Utilization of warranty accrual	(2,383)	(3,834)	(3,123)
Warranty expense	1,270	3,262	2,802

Balance at the end of the year	4,322	5,435	6,007

F.	Disclosures about segments and related information

1. Segment Activities Disclosure:

Segment information is presented in accordance with SFAS 131, “Disclosures about Segments of an Enterprise and Related Information.” This standard is based on a management approach, which requires segmentation based upon the Company's internal organization and internal financial reports to management. The Company's internal financial reporting systems present various data for management to run the business.

The Company's segments are as follows:

Broadband Access Division

The broadband access division develops, manufactures, markets and sells innovative access products that enable telecommunications service providers to mass deploy broadband networks and offer a variety of advanced services. Its solutions enable telecommunications service providers to enhance their existing local loop usage performance and efficiency, increase line capacity and facilitate advanced services on existing infrastructure, and to introduce new copper and fiber based technologies for even higher capacity. In addition, its product lines include selected narrowband access products.

Optical Networks Division

The optical networks division offers two principal product lines: optical network systems and bandwidth management solutions.

The optical network systems provide telecommunications service providers with intelligent and flexible high-density, data-aware transport solutions for the metro access, metro-core and regional networks. This product line enables end-to-end transport of voice and data from the user's premises to high-capacity optical backbones, supports the process of streamlining the use of optical networks and allows telecommunications service providers to offer additional services with greater efficiency.

The bandwidth management solutions consist of digital cross-connect products, which enable end-to-end bandwidth management of global data and voice communications networks. Digital cross-connections allow telecommunications service providers to enhance the efficiency of bandwidth usage across their transport networks, converting the raw bandwidth provided by optical equipment into differentiated telecommunication services.

ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 17 - Supplementary Financial Statement Information (cont'd)

F.	Disclosures about segments and related information (cont'd)

1. Segment Activities Disclosure: (cont'd)

Data Networking Division

The data networking division develops, manufactures, markets and sells high-performance edge routers that enable telecommunications carriers and service providers to deliver IP-based data, voice, and video services. This division's technology allows carriers to transition from Internet-only service delivery models to advanced triple-play networks. Designed to meet carriers' scalability needs, the edge routers allow new services and capabilities to be added to carrier networks - without incremental cost - as the subscriber base grows. The division is also developing new technologies intended to become integral to the solutions of the Company's other divisions, as they evolve to encompass IP and packet capabilities. (See Note 19 and Note 23)

Other

The Other segment contains mainly the Company’s manufacturing and service units; head office and management services; general and project management services to outside customers and others; and other activities which are not identified with any of the operational segments.

The Company’s manufacturing and service units serve as manufacturing and service sub-contractors and carry out activities primarily for the above divisions and for Veraz. The cost of manufacturing is included in the cost of revenues of each of the divisions, as applicable.

2. Operational segments statement operation disclosure:

The following financial information is the information that management uses for analyzing the results of the operating segments.

	Year ended December 31, 2006
	Optical	Broadband	Data
	Networks	Access	Networking	Other	Consolidated
	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands
Revenues	385,682	225,081	11,140	34,439	656,342

Operating
expenses (*)	324,998	209,640	51,867	50,593	637,098

Operating income
(loss)	60,684	15,441	(40,727)	(16,154)	19,244

(*)	Includes cost of revenues, research and development costs, selling and marketing expenses, general and administrative expenses and amortization of acquisition related intangible assets.

ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 17 - Supplementary Financial Statement Information (cont'd)

F.	Disclosures about segments and related information (cont'd)

2. Operational segments statement operation disclosure: (cont'd)

	Year ended December 31, 2005
	Optical	Broadband	*Data
	Networks	Access	Networking	Other	Consolidated
	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands
Revenues	330,684	262,453	4,289	32,492	629,918

Operating
expenses (**)	290,977	237,990	23,040	43,765	595,772
Recovery of
doubtful debt	-	-	-	(10,356)	(10,356)
Impairment of loans	-	-	-	3,000	3,000
Acquired in
process research
and development	-	-	890	-	890

Operating income
(loss)	39,707	24,463	(19,641)	(3,917)	40,612

	Year ended December 31, 2004
	Optical	Broadband
	Networks	Access	Other	Consolidated
	$ thousands	$ thousands	$ thousands	$ thousands
Revenues	254,058	212,939	29,715	496,712

Operating expenses (**)	250,964	188,336	40,455	479,755
Restructuring expenses	-	-	2,585	2,585

Operating income (loss)	3,094	24,603	(13,325)	14,372

(*)	From the closing date (see Note 19B).

(**)	Includes cost of revenue, research and development costs, selling and marketing expenses, general and administrative expenses and amortization of acquisition related intangible assets.

ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 17 - Supplementary Financial Statement Information (cont'd)

F.	Disclosures about segments and related information (cont'd)

3. The following financial information identifies the assets allocated to the segments:

	As of December 31, 2006
	Optical	Broadband	Data
	Networks	Access	Networking	Other	Consolidated
	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands
Assets*	284,927	94,169	81,545	124,566	585,207
Unallocated assets					310,673
Total consolidated
assets					895,880

Depreciation and
amortization	20,132	5,766	6,311	7,562	39,771
Capital investments**	14,557	5,878	4,763	16,961	42,159

	As of December 31, 2005
	Optical	Broadband	Data
	Networks	Access	Networking	Other	Consolidated
	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands
Assets*	207,392	112,274	79,799	128,764	528,229
Unallocated assets					320,506
Total consolidated
assets					848,735
Depreciation and
amortization	18,351	6,137	3,384	8,793	36,665
Capital investments**	20,468	5,901	73,473	12,549	112,391

(*)	The assets include: trade receivables (short and long-term) inventories, property, plant and equipment, software development costs, goodwill and other intangibles.

(**)	The capital investments include investments in: property, plant and equipment, software development, core technology, goodwill, other intangibles and investee companies.

4. Sales to significant customers

The following table summarizes the percentage of sales to significant customers group (when they exceed 10 percent of total revenue for the year):

	Year ended December
	2006	2005	2004
Customer 1	13%	14%	13%
Customer 2	12%	13%	14%

ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 17 - Supplementary Financial Statement Information (cont'd)

F.	Disclosures about segments and related information (cont'd)

5. Information on sales by geographic distribution

	Year ended December 31
	2006	2005	2004
	$ in thousands	$ in thousands	$ in thousands
North America	25,973	18,391	21,894
Europe	335,343	383,751	291,460
Asia Pacific and Australia	194,324	132,580	99,436
Israel	66,592	84,149	68,742
Others	34,110	11,047	15,180

	656,342	629,918	496,712

G.	Cost of revenues

	Year ended December 31
	2006	2005	2004
	$ in thousands	$ in thousands	$ in thousands
Finished products consumed	351,492	325,317	267,981
Other manufacturing and other service costs	26,273	31,225	25,972
Royalties - mainly to the government of Israel (see
Note 11C(1))	10,258	11,237	7,018

	388,023	367,779	300,971

H.	Research and Development costs, net

	Year ended December 31
	2006	2005	2004
	$ in thousands	$ in thousands	$ in thousands
Expenses incurred	108,508	93,080	72,893
Less - grant participations (see Note 11C)	8,983	5,791	8,023

	99,525	87,289	64,870

ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 17 - Supplementary Financial Statement Information (cont’d)

I.	Selling and marketing expenses

	Year ended December 31
	2006	2005	2004
	$ in thousands	$ in thousands	$ in thousands
Salaries and employee benefits	48,153	44,224	37,387
Agents’ commissions	11,608	19,826	13,457
Advertising and exhibitions	5,419	3,851	3,368
Overseas travel	6,655	5,370	5,047
Other	25,136	22,555	19,164
	96,971	95,826	78,423

J.	General and administrative expenses

	Year ended December 31
	2006	2005	2004
	$ in thousands	$ in thousands	$ in thousands
Salaries and employee benefits	24,678	20,469	19,225
Rent and maintenance of premises	1,487	2,469	1,065
Bad and doubtful debt expenses	104	1,174	1,200
Other	21,291	17,864	14,001
	47,560	41,976	35,491

K.	Financial income/expenses, net

	Year ended December 31
	2006	2005	2004
	$ in thousands	$ in thousands	$ in thousands
Financial expenses:
Interest on loans from banks	11	149	1,518
Bank charges	1,719	922	2,117
Loss from marketable securities	274	1,648	-
Exchange rate differences and other	1,087	2,585	2,927
	3,091	5,304	6,562
Financial income:
Interest mainly on bank deposits and receivables	4,967	4,126	3,038
Gain from marketable securities	-	-	1,482
Interest from marketable securities	6,228	5,215	1,877
Exchange rate differences and other	1,672	1,164	2,772
	12,867	10,505	9,169

ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 17 - Supplementary Financial Statement Information (cont’d)

L.	Other income (expenses), net

	Year ended December 31
	2006	2005	2004
	$ in thousands	$ in thousands	$ in thousands
Gain (loss) from sale of property and equipment, net (1)	447	2,398	735
Gain (loss) from realization of investments and
allowance for impairment of investments, net(2)	643	2,350	(2,469)
Realization of gain on available for sales
securities (see Note 22)	4,075	-	1,487
Provision for the payment of indirect duty	-	(882)	(1,600)
Additional costs associated with sales
of former operations	-	(1,513)	-
Gain from cancellation of a provision to the Israeli
Comptroller of Restrictive Trade Practices
(see Note 11A(5))	-	-	6,000
Loss from impairment of amounts funded for
severance pay	-	-	(1,000)
Other	(850)	(436)	(460)

Total other income, net	4,315	1,917	2,693

(1)	2005 includes gain of $ 1.8 million from sale of a building.

(2)
Arising from a permanent impairment in the value of investments. The write down is based, among other factors, on stock exchange prices, the operations of the investees and a series of other relevant considerations.

M.	Supplementary Statement of Operations information

	Year ended December 31
	2006	2005	2004
	$ in thousands	$ in thousands	$ in thousands
Expenses:
Maintenance and repairs	4,245	6,445	6,034
Depreciation of property, plant and equipment	26,133	23,313	22,351
Taxes (other than income taxes)	3,408	3,209	1,521
Rent	7,486	5,637	4,801
Advertising costs	5,419	3,851	3,368
Amortization of capitalized software	8,619	10,450	13,005

ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 17 - Supplementary Financial Statement Information (cont’d)

N.	Earnings (loss) per ordinary share (“EPS”)

Following are the details of the calculation of basic EPS:

	2006			2005			2004
		Number of	Earnings per		Number of	Earnings per		Number of	Earnings per
	Net	Ordinary	Ordinary	Net	Ordinary	Ordinary	Net	Ordinary	Ordinary
	income	shares	share	income	shares	share	income	shares	share
	$ in thousands	in thousands	$	$ in thousands	in thousands	$	$ in thousands	in thousands	$
Income from continuing operations	22,095	115,803	0.19	39,864	110,322	0.36	14,056	108,575	0.13

Discontinued operations	-	-	-	-	-	-	(3,903)	108,575	(0.04)

Net income	22,095	115,803	0.19	39,864	110,322	0.36	10,153	108,575	0.09

ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 17 - Supplementary Financial Statement Information (cont’d)

N.	Earnings (loss) per ordinary share (“EPS”) (cont'd)

Following are the details of the calculation of diluted EPS:

	2006			2005			2004
	Net income	Number of Ordinary shares	Earnings per Ordinary share	Net income Ordinary	Number of Ordinary shares	Earning (loss) per Ordinary share	Net income (loss)Ordinary	Number of Ordinary shares	Earnings (loss) per Ordinary share
	$ in thousands	in thousands	$	$ in thousands	in thousands	$	$ in thousands	in thousands	$
Income from continuing operations	22,095	115,803	0.19	39,864	110,322	0.36	14,056	108,575	0.13
The effect of dilutive stock option plans:
Share incentive (stock options and
restricted shares)	-	4,653	(0.01)	-	7,736	(0.02)	-	8,558	(0.01)

Income from continuing operations	22,095	120,456	0.18	39,864	118,058	0.34	14,056	117,133	0.12
Loss from discontinued operations	-	-	-	-	-	-	(3,903)	108,575	(0.04)
The effect of dilutive stock option plans:
Share incentive (stock options and
restricted shares)	-	-	-	-	-	-	-	8,558	0.01
	-	-	-	-	-	-	(3,903)	117,133	(0.03)
Net income	22,095	120,456	0.18	39,864	118,058	0.34	10,153	117,133	0.09

Number of options which were not considered in diluted earnings per share because their impact is anti dilutive amount to 7,279,442, 8,892,823 and 6,115,907 in 2006, 2005 and 2004 respectively.

ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 17 - Supplementary Financial Statement Information (cont’d)

O.	Factoring of financial assets

The Company entered into accounts receivable factoring agreements with a number of financial institutions (the “banks”). Under the terms of the agreements, the Company has the option to factor receivables, with the banks on a non-recourse basis, provided that the banks approve the receivables in advance. In some cases, the Company continues to be obligated in the event of commercial disputes, (such as product defects) which are not covered under the credit insurance policy, unrelated to the credit worthiness of the customer. The Company accounts for the factoring of its financial assets in accordance with the provisions of SFAS 140. In the past, there were no cases in which the Company had to reimburse the banks for accounts receivables following business disputes. The Company does not expect any reimbursements to take place in the foreseeable future.

The agreements call for factoring fees on invoices or promissory notes factored with the banks, as follows: USD and EUR transactions - in most cases, LIBOR for the relevant period on the basis of the semi-annual discount to yield plus a margin of 0.90% per annum on average.

As of December 31, 2006, trade receivables amounting to $ 20,122 thousand (December 31, 2005 - $ 9,480 thousand) were factored.

P.	Recovery of doubtful debt

In 2000, the Company and a subsidiary entered into an agreement for the sale to Global Village Telecom (“GVT”), a Brazilian company, of wireless local loop systems and services. Pursuant to the agreement, the Company agreed to grant GVT long-term financing for the purchase, comprising a line of credit of up to $ 168 million. The credit was to be repaid during the years 2004 through 2007. In addition to the long-term financing mentioned above, the Company made a loan of $ 27 million to GVT’s parent company in return for interest bearing convertible subordinated notes. The maturity date of the notes was November 2003.

Due to business difficulties as well as a significant devaluation of the Brazilian currency relative to the dollar, commencing December 2002, GVT defaulted on its payments to the Company.

Following extensive negotiations, agreements to reschedule GVT’s debt repayments were signed in December 2004 among GVT, its shareholders and its principal creditors, including the Company. According to the agreements, all the existing debts were canceled and in place thereof GVT issued to the Company notes in the aggregate sum of approximately $ 163 million to be paid from 2005 through 2013. According to SFAS No. 114, “Accounting by Creditors for Impairment of a Loan” the carrying amount of the restructured debt was recognized based on the present value of the expected future cash flows discounted at the debt’s original contractual interest rate.

In April 2005, the Company sold the notes from GVT to ABN Amro Bank for the sum of approximately $ 96 million in cash, plus a contingent amount of approximately $ 3.3 million, resulting in the recognition of a net gain from recovery of doubtful debt of $ 10.4 million (excluding the contingent amount), which was recognized in the year ended December 31, 2005 under the income from recovery of doubtful debt.

ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 18 - Recently Enacted Accounting Standards

A.
In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS No  109, “Accounting for Income Taxes” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating this new standard to determine its future effects, if any, on its results of operations and financial position.

B.
In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. The changes to current practice resulting from the application of SFAS 157 relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company does not believe that the adoption of the provisions of SFAS 157 will materially impact its financial position and results of operations.

C.
In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115 (“SFAS 159”), which permits entities to choose to measure many financial instruments at fair value. The statement allows entities to achieve an offset accounting effect for certain changes in fair value of certain related assets and liabilities without having to apply complex hedge accounting provisions, and is expected to expand the use of fair value measurement consistent with the Board's long-term objectives for financial instruments. This Statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007.

Note 19 - Acquisitions

A.
In April 2005, the Company acquired the optical activities and technology of Eastern Communications Co., Inc. for approximately $ 8.5 million. The operations of the acquired unit have been merged with ECI's existing joint venture in China - Hangzhou ECI Telecommunication Co. Ltd. (HETC). Of the $ 8.5 million purchase price, $ 4.2 million was assigned to net tangible assets and $ 4.3 million was assigned to Core Technology products. As a result of the transaction ECI's holdings in HETC increased to approximately 72.4%. In September 2006, the Company entered into an agreement to acquire all of the minority shares in HETC in consideration of approximately $ 4 million. Closing of this transaction occurred during February 2007.

ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 19 - Acquisitions (cont’d)

B.
On June 3, 2005, the Company acquired 100% of the outstanding common shares of Laurel Networks Inc. The results of Laurel Networks Inc.'s operations have been included in the consolidated financial statements since that date. Laurel Networks Inc. was a provider of Next-Generation IP/MPLS Multi Service Edge Routers.

The aggregate purchase price was $ 88 million paid in cash. The Company also incurred transaction costs, consisting primarily of professional fees amounting to approximately $ 1.75 million in connection with this acquisition. After the transaction, Laurel Networks became the “Data Networking” division of ECI.

The acquisition is accounted for under the purchase method of accounting. The purchase price of Laurel Networks has been allocated based on independent appraisals and management estimates. The allocation of the acquisition cost is as follows.

Fair value $ in thousands
Tangible assets:
Net current assets	14,881
Property, plant and equipment	3,156
Long-term liabilities	(157)
Net tangible assets	17,880

Intangible assets:
Core technology products	33,820
In-process research and development	890
Backlog	100
Goodwill	37,060
71,870
Net assets acquired	89,750

Of the $ 34.8 million identifiable intangible assets, $ 33.8 million was allocated to Core Technology products that have a weighted-average useful life of approximately ten years, $ 100 thousand was allocated to backlog that have a weighted average useful life of less than one year and $ 890 thousand was allocated to in-process research and development assets. Such amount represents the value attributed to research and development projects of the acquired company that were commenced but not completed at the date of acquisition, for which technological feasibility has not been established and which have no alternative future use in research and development activities or otherwise. In accordance with FASB Interpretation No. 4, “Applicability of FASB Statement No  2 to Business Combinations Accounted for by the Purchase Method”. The amount allocated to in-process research and development was written off at the date of acquisition. This write-off is included in the statements of operations in a separate line “Acquired in-process research and development”.

The $ 37.1 million goodwill was derived by applying the “Residual Approach”. Under this approach, the total Purchase Price is allocated to tangible assets and to specifically identifiable intangible assets, with any remainder allocated to goodwill. The goodwill was assigned to the “Data Networking” segment.

ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 19 - Acquisitions (cont’d)

B.	(cont’d)

The Company believed that the Laurel acquisition resulted in the recognition of goodwill primarily because Laurel's products and technology would add edge routing and IP service capabilities to ECI’s overall portfolio of IP solutions, and would strengthen ECI's position as a supplier of next-generation IP solutions. This acquisition enhances ECI’s ability to meet customers' needs with innovative solutions as their next-generation multi-service networks evolve toward a single converged IP network.

Set forth below is certain unaudited pro forma combined statements of income data for the year ended December 31, 2005 and 2004, as if the acquisition of Laurel Networks Inc. occurred on January 1, 2005 and 2004, respectively, after giving effect to: (a) purchase accounting adjustments, including amortization of identifiable intangible assets and adjustments for acquired in-process research and development; and (b) estimated reduction of interest income due to the decrease in on ECI's cash and cash equivalents and marketable securities used as cash consideration in the acquisition.

The pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisition taken place at the beginning of 2005 and 2004, respectively, nor is it necessary indicative of future results.

	Year ended December 31
	2005	2004
	$ in thousands except earnings per share
	(Unaudited)
Revenues	634,695	513,353
Net income (loss)	27,693	(12,702)

Earnings per share:

Basic	0.25	(0.12)
Diluted	0.23	(0.12)

C.
In September 2005, the Company acquired the sales and support activities of MMG Ltd., including the rights that the Company had previously granted to MMG to distribute and install the Company's products in Russia (the “Rights”), for the sum of approximately $ 5.3 million. Of the $ 5.3 million purchase price, $ 1.6 million was assigned to net tangible assets, $ 1.8 million was assigned to the Rights, $ 0.7 million was assigned to Customer Relationships and $ 1.2 million was assigned to goodwill, which was allocated to Optical Network Division.

ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 20 - Restructuring

A.
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

B.	A reconciliation of the beginning and ending restructuring liability balances is as follows:

Year ended December 31, 2006
Rent contract
$ thousands
Balance at the beginning of the year	3,179
Paid during the year	456
Balance at the end of the year (*)	2,723

Year ended December 31, 2005
Rent contract
$ thousands
Balance at the beginning of the year	4,574
Paid during the year	1,395
Balance at the end of the year	3,179

* The restructuring liability is included under other payables and is expected to be paid through 2011.

Note 21 - Impairment of Loans

For the year ended December 31, 2005

During 2005, the Company recorded $ 3.0 million impairment charges associated with loans in the aggregate amount of $ 6.0 million provided to Chiaro, (see Note 5B).

ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 22 - Discontinuance of Operations

A.
On May 10, 2004, the Company distributed 7.6 million shares of ECtel to the Company's shareholders of record on May 5, 2004. Before this distribution, the Company held approximately 10.5 million, or 58%, of ECtel's shares. After this distribution, the Company held approximately 2.9 million shares or 16% of ECtel's outstanding shares that were presented in the consolidated balance sheet as an available for sale securities, (see Note 1D).

Accordingly, the results of ECtel for the year ended December 31, 2004 were reclassified as discontinued operations and presented as a single-line item, net of income tax in the statement of operations following the results from continuing operations.

On July 11, 2006 the Company distributed the remaining 2.9 million shares of ECtel to the Company's shareholders of record as of June 29, 2006, resulting in realization of a gain on available for sale securities of $ 4.1 million, which was recognized in the year ended December 31, 2006, under other income. (see Note 1A(4) and Note 17L).

B.	Results of operations of the discontinued segments

	Year ended December 31
	2006	2005	2004
	$ in thousands	$ in thousands	$ in thousands
Revenues	-	-	3,948
Expenses, including income taxes (1)	-	-	(7,851)
Net results	-	-	(3,903)

(1)	Including, loss from disposition in the amount of $ 3,681 thousand.

Note 23 - Subsequent Events

A.
In January 2007, the Company merged the Data Networking Division and the Optical Networks Division into a new Transport Networking Division. The focus of this new division will be to deliver next generation transport products that enable migration from voice oriented technologies (SDH/SONET) to IP and data technologies, addressing carriers' needs to evolve their networks to a single converged IP network.

B.
On April 4, 2007, an S-1 Registration Statement filed with the SEC by Veraz in connection with an initial public offering was declared effective and Veraz raised gross proceeds of $ 54 million, before underwriting discounts and expenses, from the sale of 6.75 million shares at the public offering price of $ 8 per share. In addition, the Company sold in the offering 2.25 million shares of Veraz for a total gross consideration of $ 18 million. Following the offering, the Company’s holdings in Veraz were reduced to 27.6% (on a non-diluted basis).